
APR 16 2003

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**


03056084

# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

LONG BEACH SECURITIES CORP.
(Exact Name of Registrant as Specified in Charter)

0001119605
(Registrant CIK Number)

Form 8-K (filed April 16, 2003)
(Electronic Report, Schedule or Registration Statement of Which the Documents are a Part (Give Period of Report))

333-41712 ~~333-90550~~
(SEC File Number, if Available)

_______________________________________________
(Name of Person Filing the Document (if Other Than the Registrant))

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Seattle, state of Washington, April 15, 2003.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

Long Beach Securities Corp.
(Registrant)

By [signature], Vice President
(Name and Title)

*Filings Made by Persons Other Than the Registrant.* After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________________, 200_, that the information set forth in this statement is true and complete.

By______________________
(Name)

______________________
(Title)

202938 v02.SE (4CL602!.DOC)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K



CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 4, 2003

LONG BEACH SECURITIES CORP.

*(as depositor under the Pooling and Servicing Agreement, dated as of April 1, 2003, providing for the issuance of Asset-Backed Certificates, Series 2003-2)*

(Exact name of registrant as specified in its charter)

| Delaware | 333-90550 | 33-0917586 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification Number) |

| 1100 Town & Country Road<br>Suite 1600<br>Orange, California | 92868 |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: (714) 541-5378

Item 2. Acquisition or Disposition of Assets

Description of the Certificates and the Mortgage Pool

On April 4, 2003, a single series of certificates, entitled Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (the "Certificates"), were issued pursuant to a pooling and servicing agreement, dated as of April 1, 2003 (the "Agreement"), attached hereto as Exhibit 4.1, among Long Beach Securities Corp. as depositor (the "Depositor"), Long Beach Mortgage Company as master servicer ("Long Beach") and Deutsche Bank National Trust Company as trustee (the "Trustee"). The Certificates consist of fourteen classes of certificates (collectively, the "Certificates"), designated as the "Class AF Certificates", "Class AV Certificates", "Class S-1 Certificates", "Class S-2 Certificates", "Class M-1 Certificates", "Class M-2 Certificates", "Class M-3 Certificates", "Class M-4 Certificates", "Class M-5 Certificates", "Class C Certificates", "Class P Certificates", "Class R Certificates", "Class R-CX Certificates" and "Class R-PX Certificates". The Certificates evidence in the aggregate the entire beneficial ownership interest in a trust fund (the "Trust Fund"), consisting of a pool of first lien and second lien, fully amortizing, adjustable-rate and fixed-rate residential mortgage loans (the "Mortgage Pool") having original terms to maturity up to 30 years (the "Mortgage Loans"). The Mortgage Pool consists of Mortgage Loans having an aggregate scheduled principal balance of $926,370,939.00 as of April 1, 2003 (the "Cut-off Date"). The Mortgage Loans were purchased pursuant to the Mortgage Loan Purchase Agreement, dated April 2, 2003, (the "Purchase Agreement") between Long Beach and the Depositor. The Depositor, Long Beach, Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. (together, Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. are the "Co-Representatives"), as Co-Representatives of themselves, Credit Suisse First Boston LLC, Deutsche Bank Securities Inc. and WaMu Capital Corp. have entered into an Underwriting Agreement dated as of March 18, 2003 for the purchase of the Class AF Certificates, Class AV Certificates, Class S-1 Certificates, Class S-2 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates and Class M-5 Certificates.

The Certificates have the following initial Certificate Balances and Pass-Through Rates:

| Class | Initial Certificate Principal Balance or Notional Amount | Pass-Through Rate |
|---|---|---|
| AF | $50,000,000.00 | 3.60% |
| AV | $695,730,000.00 | Variable |
| S-1 | Notional | 4.25% |
| S-2 | Notional | 4.25% |
| M-1 | $61,600,000.00 | Variable |
| M-2 | $50,490,000.00 | Variable |
| M-3 | $10,190,000.00 | Variable |
| M-4 | $13,430,000.00 | Variable |
| M-5 | $9,730,000.00 | Variable |
| C | ~$35,200,850.24 | Variable |
| P | $100.00 | N/A |
| R | 100.00% | N/A |
| R-CX | 100.00% | N/A |
| R-PX | 100.00% | N/A |

The Class AF Certificates, Class AV Certificates, Class S-1 Certificates, Class S-2 Certificates, Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates and the Mortgage Loans are more particularly described in the Prospectus, dated July 30, 2002, and the Prospectus Supplement, dated April 2, 2003, as previously filed with the Securities and Exchange Commission pursuant to Rule 424(b). The Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates have not been and will not be publicly offered by the Depositor. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in the Prospectus Supplement.

Item 7. Financial Statements and Exhibits

(a) Not applicable

(b) Not applicable

(c) Exhibits

| Exhibit No. | Description |
| --- | --- |
| 4.1 | Pooling and Servicing Agreement, dated as of April 1, 2003, by and among Long Beach Securities Corp. as Depositor, Long Beach Mortgage Company as Master Servicer and Deutsche Bank National Trust Company as Trustee, relating to the Series 2003-2 Certificates. |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 15, 2003

LONG BEACH SECURITIES CORP.



By: ______________________
Name: Jeffery A Sorensen
Title: Vice President

## Index to Exhibits

| Exhibit No. | Description | Sequentially Numbered Page |
|---|---|---|
| 4.1 | Pooling and Servicing Agreement, dated as of April 1, 2003, by and among Long Beach Securities Corp. as Depositor, Long Beach Mortgage Company as Master Servicer and Deutsche Bank National Trust Company as Trustee, relating to the Series 2003-2 Certificates. | 7 |

EXHIBIT 4.1

LONG BEACH SECURITIES CORP.,
Depositor

LONG BEACH MORTGAGE COMPANY,
Master Servicer

and

DEUTSCHE BANK NATIONAL TRUST COMPANY,
Trustee

# POOLING AND SERVICING AGREEMENT
Dated as of April 1, 2003

---

Long Beach Mortgage Loan Trust 2003-2

Asset-Backed Certificates, Series 2003-2

## TABLE OF CONTENTS

Page

Exhibits



**Schedules**

This POOLING AND SERVICING AGREEMENT is dated as of April 1, 2003 (the "Agreement"), among LONG BEACH SECURITIES CORP., as depositor (the "Depositor"), LONG BEACH MORTGAGE COMPANY, as master servicer (the "Master Servicer") and DEUTSCHE BANK NATIONAL TRUST COMPANY, as Trustee (the "Trustee").

PRELIMINARY STATEMENT:

The Depositor intends to sell pass-through certificates (collectively, the "Certificates"), to be issued hereunder in multiple classes, which in the aggregate will evidence the entire beneficial ownership interest in the Trust Fund created hereunder. The Certificates will consist of fourteen classes of certificates, designated as (i) the Class AF Certificates, (ii) the Class AV Certificates, (iii) the Class S-1 Certificates, (iv) the Class S-2 Certificates, (v) the Class M-1 Certificates, (vi) the Class M-2 Certificates, (vii) the Class M-3 Certificates, (viii) the Class M-4 Certificates, (ix) the Class M-5 Certificates, (x) the Class C Certificates, (xi) the Class P Certificates, (xii) the Class R Certificates, (xiii) the Class R-CX Certificates and (xiv) the Class R-PX Certificates.

## REMIC 1

As provided herein, the Trustee will make an election to treat the segregated pool of assets consisting of the Mortgage Loans and certain other related assets subject to this Agreement (exclusive of the Reserve Fund and the Master Servicer Prepayment Charge Payment Amounts) as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 1." The Class R-1 Interest will represent the sole class of "residual interests" in REMIC 1 for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Uncertificated REMIC 1 Pass-Through Rate, the initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC 1 Regular Interests. None of the REMIC 1 Regular Interests will be certificated.

| Designation | Initial Uncertificated Principal Balance | Uncertificated REMIC 1 Pass-Through Rate | Assumed Final Maturity Date[1] |
|---|---|---|---|
| LT1-1 | $55,615,451.08 | Variable[2] | June 2033 |
| LT1S1-A | $600,000.00 | Variable[2] | June 2033 |
| LT1S1-B | $550,000.00 | Variable[2] | June 2033 |
| LT1S1-C | $750,000.00 | Variable[2] | June 2033 |
| LT1S1-D | $500,000.00 | Variable[2] | June 2033 |
| LT1S1-E | $4,100,000.00 | Variable[2] | June 2033 |
| LT1-P | $100.00 | Variable[2] | June 2033 |
| LT1-2 | $720,755,399.16 | Variable[2] | June 2033 |
| LT1S2-A | $14,400,000.00 | Variable[2] | June 2033 |
| LT1S2-B | $10,700,000.00 | Variable[2] | June 2033 |
| LT1S2-C | $18,000,000.00 | Variable[2] | June 2033 |
| LT1S2-D | $9,500,000.00 | Variable[2] | June 2033 |
| LT1S2-E | $90,900,000.00 | Variable[2] | June 2033 |

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month two months following the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC 1 Regular Interest.

[2] Calculated in accordance with the definition of "Uncertificated REMIC 1 Pass-Through Rate" herein.

REMIC 2

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the REMIC 1 Regular Interests as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 2". The Class R-2 Interest represents the sole class of "residual interests" in REMIC 2 for purposes of the REMIC Provisions. The following table irrevocably sets forth the designation, the Uncertificated REMIC 2 Pass-Through Rate, the initial Uncertificated Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC 2 Regular Interests. None of the REMIC 2 Regular Interests will be certificated.

| Designation | Initial Uncertificated Principal Balance | Uncertificated REMIC 2 Pass-Through Rate | Assumed Final Maturity Date[1] |
|---|---|---|---|
| LT2-AA | $453,921,667.62 | Variable[2] | June 2033 |
| LT2-A1 | $250,000.00 | Variable[2] | June 2033 |
| LT2-A2 | $3,478,650.00 | Variable[2] | June 2033 |
| LT2-M1 | $308,000.00 | Variable[2] | June 2033 |
| LT2-M2 | $252,450.00 | Variable[2] | June 2033 |
| LT2-M3 | $50,950.00 | Variable[2] | June 2033 |
| LT2-M4 | $67,150.00 | Variable[2] | June 2033 |
| LT2-M5 | $48,650.00 | Variable[2] | June 2033 |
| LT2-ZZ | $4,807,857.50 | Variable[2] | June 2033 |
| LT2-SI-A | (3) | Variable[2] | June 2033 |
| LT2-SI-B | (3) | Variable[2] | June 2033 |
| LT2-SI-C | (3) | Variable[2] | June 2033 |
| LT2-SI-D | (3) | Variable[2] | June 2033 |
| LT2-SI-E | (3) | Variable[2] | June 2033 |
| LT2-S2-A | (3) | Variable[2] | June 2033 |
| LT2-S2-B | (3) | Variable[2] | June 2033 |
| LT2-S2-C | (3) | Variable[2] | June 2033 |
| LT2-S2-D | (3) | Variable[2] | June 2033 |
| LT2-S2-E | (3) | Variable[2] | June 2033 |
| LT2-P | $100.00 | Variable[2] | June 2033 |
| LT2-1SUB | $1,211.56 | Variable[2] | June 2033 |
| LT2-1GRP | $6,211.56 | Variable[2] | June 2033 |
| LT2-2SUB | $16,852.54 | Variable[2] | June 2033 |
| LT2-2GRP | $86,425.54 | Variable[2] | June 2033 |
| LT2-XX | $463,074,773.93 | Variable[2] | June 2033 |

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month two months following the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC 2 Regular Interest.

[2] Calculated in accordance with the definition of "Uncertificated REMIC 2 Pass-Through Rate" herein.

[3] REMIC 2 Regular Interests LT2-S1-A through LT2-S2-E will not have an Uncertificated Principal Balance, but will accrue interest on each such REMIC 2 Regular Interests' Uncertificated Notional Amount, as defined herein.

## REMIC 3

As provided herein, the Trustee shall make an election to treat the segregated pool of assets consisting of the REMIC 2 Regular Interests as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC 3." The Class R-3 Interest represents the sole class of "residual interests" in REMIC 3 for purposes of the REMIC Provisions.

The following table sets forth (or describes) the Class designation, Pass-Through Rate and Original Class Certificate Principal Balance for each Class of Certificates that represents one or more of the "regular interests" in REMIC 3 and each class of uncertificated "regular interests" in REMIC 3:

| Class Designation | Original Class Certificate Principal Balance | Pass-Through Rate | Assumed Final Maturity Date[1] |
|---|---|---|---|
| AF | $50,000,000.00 | 5.00000% | June 2033 |
| AV | $695,730,000.00 | Variable[2] | June 2033 |
| M-1 | $61,600,000.00 | Variable[2] | June 2033 |
| M-2 | $50,490,000.00 | Variable[2] | June 2033 |
| M-3 | $10,190,000.00 | Variable[2] | June 2033 |
| M-4 | $13,430,000.00 | Variable[2] | June 2033 |
| M-5 | $9,730,000.00 | Variable[2] | June 2033 |
| S-1 | - | N/A[3] | June 2033 |
| S-2 | - | N/A[4] | June 2033 |
| Class C Interest | $35,200,850.24 | Variable[2] | June 2033 |
| Class P Interest | $100.00 | N/A[6] | June 2033 |

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month two months following the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each Class of Certificates or uncertificated interests that represents one or more of the "regular interests" in REMIC 3.

[2] Calculated in accordance with the definition of "Pass-Through Rate" herein.

[3] The Class S-1 Certificates will receive all amounts distributed on REMIC 2 Regular Interests LT2-S1-A through LT2-S1-E.

[4] The Class S-2 Certificates will receive all amounts distributed on REMIC 2 Regular Interests LT2-S2-A through LT2-S2-E.

[5] The Class C Interest will accrue interest at its variable Pass-Through Rate on its Notional Amount outstanding from time to time, which shall equal the aggregate of the Uncertificated Principal Balances of the REMIC 2 Regular Interests (other than REMIC 2 Regular Interests LT2-S1-A through LT2-S2-E). The Class C Interest will not accrue interest on its Uncertificated Principal Balance.

[6] The Class P Interest will not accrue interest.

## REMIC CX

As provided herein, the Trustee will make an election to treat the segregated pool of assets consisting of the Class C Interest as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC CX." The Class R-CX Interest will represent the sole class of "residual interests" in REMIC CX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, Original Class Certificate Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC CX Regular Interests.

| Designation | Uncertificated REMIC CX Pass-Through Rate | Initial Uncertificated Principal Balance | Assumed Final Maturity Date[1] |
|---|---|---|---|
| Class C | Variable[2] | $35,200,850.24 | June 2033 |

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month two months following the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC CX Regular Interest.

[2] The Class C Certificates will not accrue interest on their Certificate Principal Balance. Instead, the monthly interest due on the Class C Certificates will be 100% of the interest paid on the Class C Interest.

## REMIC PX

As provided herein, the Trustee will make an election to treat the segregated pool of assets consisting of the Class P Interest as a REMIC for federal income tax purposes, and such segregated pool of assets will be designated as "REMIC PX." The Class R-PX Interest will represent the sole class of "residual interests" in REMIC PX for purposes of the REMIC Provisions (as defined herein) under federal income tax law. The following table irrevocably sets forth the designation, the Pass-Through Rate, Original Class Certificate Principal Balance, and solely for purposes of satisfying Treasury regulation Section 1.860G-1(a)(4)(iii), the "latest possible maturity date" for each of the REMIC PX Regular Interests.

| Designation | Uncertificated REMIC PX Pass-Through Rate | Initial Uncertificated Principal Balance | Assumed Final Maturity Date[1] |
|---|---|---|---|
| Class P | N/A[2] | $100.00 | June 2033 |

[1] Solely for purposes of Section 1.860G-1(a)(4)(iii) of the Treasury regulations, the Distribution Date in the month two months following the maturity date for the Mortgage Loan with the latest maturity date has been designated as the "latest possible maturity date" for each REMIC PX Regular Interest.

[2] The Class P Certificates will not accrue interest.

## ARTICLE I

## DEFINITIONS

Section 1.01 Defined Terms.

Whenever used in this Agreement or in the Preliminary Statement, the following words and phrases, unless the context otherwise requires, shall have the meanings specified in this Article. Unless otherwise specified, all calculations in respect of interest on the Class AV Certificates and the Mezzanine Certificates shall be made on the basis of the actual number of days elapsed on the basis of a 360-day year and all other calculations of interest described herein shall be made on the basis of a 360-day year consisting of twelve 30-day months. The Class P Certificates and the Residual Certificates are not entitled to distributions in respect of interest and, accordingly, will not accrue interest.

"1933 Act": The Securities Act of 1933, as amended.

"Account": Either of the Collection Account and Distribution Account.

"Accrual Period": With respect to the Class AF Certificates, the Class S Certificates, Class C Certificates, the REMIC 1 Regular Interests, the REMIC 2 Regular Interests and the Class C Interest, and each Distribution Date, the calendar month prior to the month of such Distribution Date. With respect to the Class AV Certificates and the Mezzanine Certificates, and each Distribution Date, the period commencing on the immediately preceding Distribution Date (or in the case of the first such Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.

"Adjustable Rate Mortgage Loan": A Mortgage Loan which provides for an adjustable Mortgage Rate payable with respect thereto.

"Adjusted Net Maximum Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Maximum Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan) or the Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a Fixed Rate Mortgage Loan), in either such case as of the first day of the month preceding the month in which such Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

"Adjusted Net Minimum Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Minimum Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan) or the Mortgage Rate for such Mortgage Loan (if such Mortgage Loan is a Fixed Rate Mortgage Loan), in either such case as of the Cut-off Date, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

"Adjusted Net Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any Distribution Date, a per annum rate of interest equal to the Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such

Distribution Date occurs, minus the sum of (i) the Servicing Fee Rate, (ii) the PMI Insurer Fee Rate, if applicable, and (iii) the Trustee Fee Rate.

"Adjustment Date": With respect to each Adjustable Rate Mortgage Loan, each date, on which the Mortgage Rate of such Mortgage Loan changes pursuant to the related Mortgage Note. The first Adjustment Date following the Cut-off Date as to each Adjustable Rate Mortgage Loan is set forth in the Mortgage Loan Schedule.

"Advance": As to any Mortgage Loan or REO Property, any advance made by the Master Servicer in respect of any Distribution Date pursuant to Section 4.04.

"Advancing Person": As defined in Section 3.27 hereof.

"Adverse REMIC Event": As defined in Section 10.01(f) hereof.

"Affiliate": With respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" means the power to direct the management and policies of a Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise and "controlling" and "controlled" shall have meanings correlative to the foregoing.

"Agreement": This Pooling and Servicing Agreement and all amendments hereof and supplements hereto.

"Allocated Realized Loss Amount": With respect to any Distribution Date and any Class of the Mezzanine Certificates, the sum of (i) any Realized Losses allocated to such Class of Certificates on any Distribution Date and (ii) the amount of any Allocated Realized Loss Amount for such Class of Certificates remaining unpaid from the previous Distribution Date.

"Approved Rating Thresholds": As defined in Section 3.30(b) hereof.

"Assignment": An assignment of Mortgage, notice of transfer or equivalent instrument, in recordable form (excepting therefrom, if applicable, the mortgage recordation information which has not been required pursuant to Section 2.01 hereof or returned by the applicable recorder's office), which is sufficient under the laws of the jurisdiction wherein the related Mortgaged Property is located to reflect or record the sale of the Mortgage.

"Available Funds": With respect to any Distribution Date, an amount equal to the excess of (i) the sum of (a) the aggregate of the Monthly Payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, (b) Liquidation Proceeds, Insurance Proceeds, Principal Prepayments and other unscheduled recoveries of principal and interest in respect of the Mortgage Loans during the related Prepayment Period (other than any Prepayment Charges collected by the Master Servicer in connection with the full or partial prepayment of any of the Mortgage Loans and any Master Servicer Prepayment Charge Payment Amount in connection with Mortgage Loans), (c) the aggregate of any amounts received in respect of an REO Property acquired in respect of a Mortgage Loan withdrawn from any REO Account and deposited in the Collection Account for such Distribution Date, (d) the aggregate of any amounts deposited in the Collection Account by the Master Servicer in respect of related Prepayment Interest Shortfalls on the Mortgage Loans for such Distribution Date, (e) the aggregate of any Advances made by the Master Servicer or the Trustee for such Distribution Date with respect to the Mortgage Loans, (f) the aggregate of any related advances made by or on behalf of the Trustee for such Distribution Date with respect to the Mortgage Loans pursuant to Section 7.02(b) and (g) the aggregate of any amounts constituting proceeds of repurchases or substitutions of the Mortgage Loans occurring during the related Prepayment Period over (ii) the sum, without duplication, of (a) amounts reimbursable or payable to the Depositor, the Master Servicer, the Trustee, the Seller, the NIMS Insurer or any Sub-Servicer pursuant to Section 3.11 or Section 3.12 in respect of the Mortgage Loans or otherwise payable in respect of Extraordinary Trust Fund Expenses, (b) amounts deposited in the Collection Account or the Distribution Account pursuant to clauses (i)(a) through (g) above, as the case may be, in error, (c) Stayed Funds, (d) any Trustee Fee pursuant to Section 8.05 and any indemnification payments or expense reimbursements made by the Trust Fund pursuant to Section 8.05 and (e) amounts reimbursable to the Trustee for an advance made pursuant to Section 7.02(b) which advance the Trustee has determined to be nonrecoverable from the Stayed Funds in respect of which it was made.

"Bankruptcy Code": The Bankruptcy Reform Act of 1978 (Title 11 of the United States Code), as amended.

"Bankruptcy Loss": With respect to any Mortgage Loan, a Realized Loss resulting from a Deficient Valuation or Debt Service Reduction.

"Book-Entry Certificates": Any of the Certificates that shall be registered in the name of the Depository or its nominee, the ownership of which is reflected on the books of the Depository or on the books of a Person maintaining an account with the Depository (directly, as a "Depository Participant", or indirectly, as an indirect participant in accordance with the rules of the Depository and as described in Section 5.02 hereof). On the Closing Date, the Class A Certificates, the Class S Certificates and the Mezzanine Certificates shall be Book-Entry Certificates.

"Book-Entry Custodian": The custodian appointed pursuant to Section 5.01(b).

"Business Day": Any day other than a Saturday, a Sunday or a day on which banking or savings institutions in the State of California, the State of Delaware, the State of New York, the State of Washington, or in the city in which the Corporate Trust Office of the Trustee is located, are authorized or obligated by law or executive order to be closed.

"Cap Agreement": The interest rate cap agreement consisting of the ISDA Master Agreement and the schedule and confirmation thereto, each dated April 4, 2003 between the Trustee, on behalf of the Trust, and the Cap Provider, as such agreement may be amended and supplemented in accordance with its terms and any replacement interest rate cap agreement acceptable to the Trustee.

"Cap Provider": Bear Stearns Financial Products Inc., a Delaware corporation, or any successor thereto.

"Certificate": Any Regular Certificate or Residual Certificate.

"Certificate Margin": With respect to the Class AV Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.32% per annum and (B) after the Optional Termination Date, 0.64% per annum. With respect to the Class M-1 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 0.82% per annum and (B) after the Optional Termination Date, 1.23% per annum. With respect to the Class M-2 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 1.90% per annum and (B) after the Optional Termination Date, 2.85% per annum. With respect to the Class M-3 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 2.25% per annum and (B) after the Optional Termination Date, 3.375% per annum. With respect to the Class M-4 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 2.75% per annum and (B) after the Optional Termination Date, 4.125% per annum. With respect to the Class M-5 Certificates on each Distribution Date (A) on or prior to the Optional Termination Date, 3.75% per annum and (B) after the Optional Termination Date, 5.625% per annum.

"Certificate Owner": With respect to each Book-Entry Certificate, any beneficial owner thereof.

"Certificate Principal Balance": With respect to any Class A Certificates, Mezzanine Certificates or Class P Certificates immediately prior to any Distribution Date, an amount equal to the Initial Certificate Principal Balance thereof reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of a Mezzanine Certificate Realized Losses allocated thereto on all prior Distribution Dates. With respect to any Class C Certificates as of any date of determination, an amount equal to the Uncertificated Principal Balance of the Class C Interest. The Class S Certificates and the Residual Certificates will not have a Certificate Principal Balance.

"Certificate Register": The register established and maintained pursuant to Section 5.02 hereof.

"Certificateholder" or "Holder": The Person in whose name a Certificate is registered in the Certificate Register, except that a Disqualified Organization or a Non-United States Person shall not be a Holder of a Residual Certificate for any purposes hereof and, solely for the purposes of giving any consent direction or taking any other action pursuant to this Agreement, any Certificate registered in the name of the Depositor or the Master Servicer or any Affiliate thereof shall be deemed not to be outstanding and the Voting Rights to which it is entitled shall not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, direction or other action has been obtained, except as otherwise provided in Section 11.01. The Trustee and the NIMS Insurer may conclusively rely upon a certificate of the Depositor or the Master Servicer in determining whether a Certificate is held by an Affiliate thereof. All references herein to "Holders" or "Certificateholders" shall reflect the rights of Certificate Owners as they may indirectly exercise such rights through the Depository and participating members thereof, except as otherwise specified herein; provided, however, that the Trustee and the NIMS Insurer shall be required to recognize as a "Holder" or "Certificateholder" only the Person in whose name a Certificate is registered in the Certificate Register.

"Class": Collectively, Certificates which have the same priority of payment and bear the same class designation and the form of which is identical except for variation in the Percentage Interest evidenced thereby.

"Class A Certificates": The Class AF Certificates and the Class AV Certificates.

"Class A Principal Distribution Amount": With respect to any Distribution Date, the sum of the Class AF Principal Distribution Amount and the Class AV Principal Distribution Amount.

"Class AF Certificate": Any one of the Class AF Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-1 executed, authenticated and delivered by the Trustee, representing the rights to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class AF Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class AF Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class AF Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 61.00% and (ii) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $310,577.71.

"Class AV Certificate": Any one of the Class AV Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-2 executed, authenticated and delivered by the Trustee, representing the rights to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class AV Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class AV Certificates immediately prior to such Distribution Date and (II) the excess of (x) the aggregate Certificate Principal Balance of the Class AV Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 61.00% and (ii) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $4,321,276.98.

"Class C Certificate": Any one of the Class C Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-10, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC CX.

"Class C Interest" An uncertificated interest in the Trust Fund held by the Trustee on behalf of the Holders of the Class C Certificates, evidencing a Regular Interest in REMIC 3 for purposes of the REMIC Provisions.

"Class M-1 Certificate": Any one of the Class M-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-5, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class M-1 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, an amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date) and (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 74.30% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus $4,631,854.69.

"Class M-2 Certificate": Any one of the Class M-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-6, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class M-2 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date) and (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 85.20% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related

Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-3 Certificate": Any one of the Class M-3 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-7, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class M-3 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date) and (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 87.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-4 Certificate": Any one of the Class M-4 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-8, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class M-4 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), and (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates immediately prior to such

Distribution Date over (y) the lesser of (A) the product of (i) 90.30% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class M-5 Certificate": Any one of the Class M-5 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-9, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class M-5 Principal Distribution Amount": With respect to any Distribution Date on or after the Stepdown Date and on which a Trigger Event is not in effect, the amount equal to the lesser of (I) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date and (II) the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amount on such Distribution Date), (ii) the aggregate Certificate Principal Balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount on such Distribution Date), (iii) the aggregate Certificate Principal Balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount on such Distribution Date), (iv) the aggregate Certificate Principal Balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount on such Distribution Date), (v) the aggregate Certificate Principal Balance of the Class M-4 Certificates (after taking into account the payment of the Class M-4 Principal Distribution Amount on such Distribution Date) and (vi) the aggregate Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) 92.40% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (B) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) minus the Overcollateralization Floor.

"Class P Certificate": Any one of the Class P Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-11, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC PX.

"Class P Interest" An uncertificated interest in the Trust Fund held by the Trustee on behalf of the Holders of the Class P Certificates, evidencing a Regular Interest in REMIC 3 for purposes of the REMIC Provisions.

"Class R Certificate": Any one of the Class R Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-12, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-1 Interest, the Class R-2 Interest and the Class R-3 Interest.

"Class R-1 Interest": The Residual Interest in REMIC 1.

"Class R-2 Interest": The Residual Interest in REMIC 2.

"Class R-3 Interest": The Residual Interest in REMIC 3.

"Class R-CX Certificate": Any one of the Class R-CX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-13, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-CX Interest.

"Class R-CX Interest": The Residual Interest in REMIC CX.

"Class R-PX Certificate": Any one of the Class R-PX Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-14, executed, authenticated and delivered by the Trustee, evidencing the ownership of the Class R-PX Interest.

"Class R-PX Interest": The Residual Interest in REMIC PX.

"Class S Certificates": The Class S-1 Certificates and the Class S-2 Certificates.

"Class S-1 Certificate": Any one of the Class S-1 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-3, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Class S-2 Certificate": Any one of the Class S-2 Certificates as designated on the face thereof substantially in the form annexed hereto as Exhibit A-4, executed, authenticated and delivered by the Trustee, representing the right to distributions as set forth herein and therein and evidencing a regular interest in REMIC 3.

"Close of Business": As used herein, with respect to any Business Day, 5:00 p.m. (New York time).

"Closing Date": April 4, 2003.

"Closing Date Mortgage Loans": The Group I Closing Date Mortgage Loans and the Group II Closing Date Mortgage Loans.

"Code": The Internal Revenue Code of 1986, as amended.

"Collection Account": The account or accounts created and maintained by the Master Servicer pursuant to Section 3.10(a), which shall be entitled "Deutsche Bank National Trust

Company, as Trustee, in trust for registered Holders of Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2," which must be an Eligible Account.

"Commission": The Securities and Exchange Commission.

"Compensating Interest": As defined in Section 3.24.

"Corporate Trust Office": The principal corporate trust office of the Trustee at which at any particular time its corporate trust business in connection with this Agreement shall be administered, which office at the date of the execution of this instrument is located at 1761 East St. Andrew Place, Santa Ana, California 92705, or at such other address as the Trustee may designate from time to time by notice to the Certificateholders, the Depositor and the Master Servicer.

"Corresponding Certificates": With respect to (i) REMIC 2 Regular Interest LT2-AF, (ii) REMIC 2 Regular Interest LT2-AV, (iii) REMIC 2 Regular Interest LT2-M1, (iv) REMIC 2 Regular Interest LT2-M2, (v) REMIC 2 Regular Interest LT2-M3, (vi) REMIC 2 Regular Interest LT2-M4, (vii) REMIC 2 Regular Interest LT2-M5, (viii) REMIC 2 Regular Interests LT2-S1-A, LT2-S1-B, LT2-S1-C, LT2-S1-D and LT2-S1-E (ix) REMIC 2 Regular Interests LT2-S2-A, LT2-S2-B, LT2-S2-C, LT2-S2-D and LT2-S2-E, (x) the Class C Interest and (xi) REMIC 2 Regular Interest LT2-P and the Class P Interest, (i) the Class AF Certificates, (ii) the Class AV Certificates, (iii) the Class M-1 Certificates, (iv) the Class M-2 Certificates, (v) the Class M-3 Certificates, (vi) the Class M-4 Certificates, (vii) the Class M-5 Certificates, (viii) the Class S-1 Certificates, (ix) the Class S-2 Certificates, (x) the Class C Certificates and (xi) the Class P Certificates, respectively.

"Credit Enhancement Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the sum of the aggregate Certificate Principal Balance of the Mezzanine Certificates and the Uncertificated Principal Balance of the Class C Interest, calculated prior to distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date, and the denominator of which is (y) the aggregate Stated Principal Balance of the Mortgage Loans, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

"Cumulative Loss Percentage": With respect to any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the aggregate amount of Realized Losses incurred from the Cut-off Date to the last day of the calendar month preceding such Distribution Date and the denominator of which is the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date.

"Cumulative Loss Trigger Event": A Cumulative Loss Trigger Event has occurred with respect to any Distribution Date on or after May 2006, if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred with respect to the Mortgage Loans from the Cut-off Date through the last day of the related Due Period by (y) the aggregate Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, exceeds the applicable percentage set forth below for such Distribution Date:

| Distribution Date Occurring in | Cumulative Loss Percentage |
|---|---|
| May 2006 through April 2007 | 3.50% for the first month, plus an additional 1/12th of 1.50% for each month thereafter. |
| May 2007 through April 2008 | 5.00% for the first month, plus an additional 1/12th of 1.50% for each month thereafter. |
| May 2008 through April 2009 | 6.50% for the first month, plus an additional 1/12th of 0.75% for each month thereafter. |
| May 2009 and thereafter | 7.25% for each month |

"Custodial Agreement": Any agreement that may be entered into by the Trustee and any Custodian or any agreement assigned to the Trustee providing for holding and safekeeping of Mortgage Files on behalf of the Trust.

"Custodian": A custodian appointed as provided in Section 8.11 hereof pursuant to a Custodial Agreement.

"Cut-off Date": With respect to each Closing Date Mortgage Loan, April 1, 2003; and with respect to each Qualified Substitute Mortgage Loan, its date of substitution, as applicable.

"Cut-off Date Aggregate Principal Balance": The aggregate of the Cut-off Date Principal Balances of the Mortgage Loans.

"Cut-off Date Principal Balance": With respect to any Mortgage Loan, the unpaid principal balance thereof as of the Cut-off Date (with respect to a Closing Date Mortgage Loan); or as of the applicable date of substitution (with respect to a Qualified Substitute Mortgage Loan), after giving effect to scheduled payments due on or before the Cut-off Date, whether or not received.

"Debt Service Reduction": With respect to any Mortgage Loan, a reduction in the scheduled Monthly Payment for such Mortgage Loan by a court of competent jurisdiction in a proceeding under the Bankruptcy Code, except such a reduction resulting from a Deficient Valuation.

"Deficient Valuation": With respect to any Mortgage Loan, a valuation of the related Mortgaged Property by a court of competent jurisdiction in an amount less than the then outstanding principal balance of the Mortgage Loan, which valuation results from a proceeding initiated under the Bankruptcy Code.

"Definitive Certificates": As defined in Section 5.01(b) hereof.

"Deleted Mortgage Loan": A Mortgage Loan replaced or to be replaced by one or more Qualified Substitute Mortgage Loans.

"Delinquency Percentage": With respect to any Distribution Date, the percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties related to the Mortgage Loans and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days Delinquent under the bankruptcy plan) by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period.

"Delinquency Trigger Event": A Delinquency Trigger Event has occurred with respect to a Distribution Date if the Delinquency Percentage exceeds 41% of the Credit Enhancement Percentage.

"Delinquent": With respect to any Mortgage Loan and related Monthly Payment, the Monthly Payment due on a Due Date which is not made by the Close of Business on the next scheduled Due Date for such Mortgage Loan. For example, a Mortgage Loan is 60 or more days Delinquent if the Monthly Payment due on a Due Date is not made by the Close of Business on the second scheduled Due Date after such Due Date.

"Depositor": Long Beach Securities Corp., a Delaware corporation, or any successor in interest.

"Depository": The initial Depository shall be The Depository Trust Company, whose nominee is Cede & Co., or any other organization registered as a "clearing agency" pursuant to Section 17A of the Securities Exchange Act of 1934, as amended. The Depository shall initially be the registered Holder of the Book-Entry Certificates. The Depository shall at all times be a "clearing corporation" as defined in Section 8-102(3) of the Uniform Commercial Code of the State of New York.

"Depository Participant": A broker, dealer, bank or other financial institution or other Person for whom from time to time a Depository effects book-entry transfers and pledges of securities deposited with the Depository.

"Determination Date": With respect to any Distribution Date, the 15th day of the calendar month in which such Distribution Date occurs or, if such 15th day is not a Business Day, the Business Day immediately preceding such 15th day.

"Directly Operate": With respect to any REO Property, the furnishing or rendering of services to the tenants thereof, the management or operation of such REO Property, the holding of such REO Property primarily for sale to customers, the performance of any construction work thereon or any use of such REO Property in a trade or business conducted by the REMIC other than through an Independent Contractor; provided, however, that the Trustee (or the Master Servicer on behalf of the Trustee) shall not be considered to Directly Operate an REO Property solely because the Trustee (or the Master Servicer on behalf of the Trustee) establishes rental terms, chooses tenants, enters into or renews leases, deals with taxes and insurance, or makes decisions as to repairs or capital expenditures with respect to such REO Property.

"Disqualified Organization": Any: (A) "disqualified organization" under Section 860E of the Code, which as of the Closing Date is any of (i) the United States, any state or political subdivision thereof, any foreign government, any international organization, or any agency or instrumentality of any of the foregoing, (ii) any organization (other than a cooperative described in Section 521 of the Code) which is exempt from the tax imposed by Chapter 1 of the Code unless such organization is subject to the tax imposed by Section 511 of the Code, or (iii) any organization described in Section 1381(a)(2)(C) of the Code; (B) "electing large partnership" within the meaning of Section 775 of the Code; or (C) other Person so designated by the Trustee based upon an Opinion of Counsel provided by nationally recognized counsel to the Trustee that the holding of an ownership interest in a Residual Certificate by such Person may cause the Trust Fund or any Person having an ownership interest in any Class of Certificates (other than such Person) to incur liability for any federal tax imposed under the Code that would not otherwise be imposed but for the transfer of an ownership interest in a Residual Certificate to such Person. A corporation will not be treated as an instrumentality of the United States or of any state or political subdivision thereof if all of its activities are subject to income tax and a majority of its board of directors is not selected by a governmental unit. The terms "United States," "state" and "international organization" shall have the meanings set forth in Section 7701 of the Code.

"Distribution Account": The trust account or accounts created and maintained by the Trustee pursuant to Section 3.10(b) which shall be entitled "Distribution Account, Deutsche Bank National Trust Company, as Trustee, in trust for the registered Certificateholders of Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2" and which must be an Eligible Account.

"Distribution Date": The 25th day of any calendar month, or if such 25th day is not a Business Day, the Business Day immediately following such 25th day, commencing in May 2003.

"Due Date": With respect to each Distribution Date, the first day of the calendar month in which such Distribution Date occurs, which is the day of the month on which the Monthly Payment is due on a Mortgage Loan, exclusive of any days of grace.

"Due Period": With respect to any Distribution Date, the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

"Effective Date": As defined in Section 3.13 hereof.

"Eligible Account": Any of (i) an account or accounts maintained with a federal or state chartered depository institution or trust company the short-term unsecured debt obligations of which (or, in the case of a depository institution or trust company that is the principal subsidiary of a holding company, the short-term unsecured debt obligations of such holding company) are rated no lower than P-1 by Moody's, F-1 by Fitch and A-1 by S&P (or comparable ratings if Moody's, Fitch and S&P are not the Rating Agencies) at the time any amounts are held on deposit therein; provided that so long as Washington Mutual Bank, FA is the Sub-Servicer, any account maintained with Washington Mutual Bank, FA shall be an Eligible Account if the long-term unsecured debt obligations of Washington Mutual Bank, FA are rated no lower than "A2" by Moody's, or "A" by Fitch and "A-" by S&P and the short-term unsecured debt obligations of Washington Mutual Bank, FA are rated no lower than A-2 by S&P, provided that if the long-term unsecured debt obligations of Washington Mutual Bank, FA are downgraded by S&P to a rating lower than "A-" or the short-term unsecured debt obligations of Washington Mutual Bank, FA are downgraded by S&P to a rating lower than A-2, Washington Mutual Bank, FA shall transfer the deposits in any account maintained by Washington Mutual Bank, FA (unless any such account is otherwise qualified as an Eligible Account pursuant to (ii), (iii) or (iv) of the definition of Eligible Account) to an Eligible Account within ten (10) Business Days of notification of such downgrade, (ii) an account or accounts the deposits in which are fully insured by the FDIC (to the limits established by such corporation), the uninsured deposits in which account are otherwise secured such that, as evidenced by an Opinion of Counsel delivered to the Trustee and to each Rating Agency, the Certificateholders will have a claim with respect to the funds in such account or a perfected first priority security interest against such collateral (which shall be limited to Permitted Investments) securing such funds that is superior to claims of any other depositors or creditors of the depository institution with which such account is maintained, (iii) a trust account or accounts maintained with the trust department of a federal or state chartered depository institution, national banking association or trust company acting in its fiduciary capacity or (iv) an account otherwise acceptable to the NIMS Insurer and each Rating Agency without reduction or withdrawal of their then current ratings of the Certificates as evidenced by a letter from each Rating Agency to the Trustee. Eligible Accounts may bear interest.

"ERISA": The Employee Retirement Income Security Act of 1974, as amended.

"Escrow Payments": As defined in Section 3.09 hereof.

"Excess Overcollateralized Amount": With respect to any Distribution Date, the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

"Extra Principal Distribution Amount": With respect to any Distribution Date, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

"Extraordinary Trust Fund Expense": Any amounts reimbursable to the Trustee, or any director, officer, employee or agent of the Trustee, from the Trust Fund pursuant to Section 8.05, any amounts payable from the Distribution Account in respect of taxes pursuant to Section 10.01(g)(iii), any amounts payable from the Distribution Account in respect of any REMIC pursuant to Section 10.01(c), any amounts payable from the Trust Fund as a trustee fee for any successor trustee and any amounts payable by the Trustee for the recording of the assignments of mortgage pursuant to Section 2.01.

"Fannie Mae": Federal National Mortgage Association, or any successor thereto.

"FDIC": Federal Deposit Insurance Corporation, or any successor thereto.

"Final Recovery Determination": With respect to any defaulted Mortgage Loan or any REO Property (other than a Mortgage Loan or REO Property purchased by the Seller or the Master Servicer pursuant to or as contemplated by Section 2.03 or 9.01), a determination made by the Master Servicer that all Insurance Proceeds, Liquidation Proceeds and other payments or recoveries which the Master Servicer, in its reasonable good faith judgment, expects to be finally recoverable in respect thereof have been so recovered. The Master Servicer shall maintain records, prepared by a Servicing Representative, of each Final Recovery Determination made thereby.

"Fitch": Fitch Ratings, Inc., or its successor in interest.

"Fixed Rate Mortgage Loan": A Mortgage Loan which provides for a fixed Mortgage Rate payable with respect thereto.

"Formula Rate": For any Distribution Date and the Class AV Certificates and the Mezzanine Certificates, the lesser of (i) LIBOR plus the related Certificate Margin and (ii) the related Maximum Cap Rate. For any Distribution Date and the Class AF Certificates, on or prior to the Optional Termination Date will equal 3.60% and on each Distribution Date after the Optional Termination Date will equal 4.10%.

"Freddie Mac": The Federal Home Loan Mortgage Corporation, or any successor thereto.

"Gross Margin": With respect to each Adjustable Rate Mortgage Loan, the fixed percentage set forth in the related Mortgage Note that is added to the Index on each Adjustment Date in accordance with the terms of the related Mortgage Note used to determine the Mortgage Rate for such Mortgage Loan.

"Group I Closing Date Mortgage Loans": Any of the Group I Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group I Closing Date Mortgage Loans is equal to $62,115,543.

"Group I Interest Remittance Amount": With respect to any Distribution Date, that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group I Mortgage Loans or to Compensating Interest paid by the Master Servicer with respect to the Group I Mortgage Loans.

"Group I Mortgage Loans": Those Mortgage Loans identified as Group I Mortgage Loans on the Mortgage Loan Schedule.

"Group I Principal Allocation Percentage": For any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group I Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

"Group I Principal Distribution Amount": The sum of (i) (x) the Group I Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount multiplied by the Group I Principal Allocation Percentage for such Distribution Date, and (ii) the Extra Principal Distribution Amount multiplied by the Group I Principal Allocation Percentage for such Distribution Date.

"Group I Principal Remittance Amount": With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group I Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group I Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group I Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group I Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Shortfall Amounts deposited in the Collection Account during the related Prepayment Period with respect to the Group I Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group I Mortgage Loans.

"Group II Closing Date Mortgage Loans": Any of the Group II Mortgage Loans included in the Trust Fund on the Closing Date. The aggregate Cut-off Date Principal Balance of the Group II Closing Date Mortgage Loans is equal to $864,255,396.

"Group II Interest Remittance Amount": With respect to any Distribution Date, that portion of the Available Funds for such Distribution Date attributable to interest received or advanced with respect to the Group II Mortgage Loans or to Compensating Interest paid by the Master Servicer with respect to the Group II Mortgage Loans.

"Group II Mortgage Loans": Those Mortgage Loans identified as Group II Mortgage Loans on the Mortgage Loan Schedule.

"Group II Principal Allocation Percentage": For any Distribution Date, the percentage equivalent of a fraction, the numerator of which is (x) the Group II Principal Remittance Amount for such Distribution Date, and the denominator of which is (y) the Principal Remittance Amount for such Distribution Date.

"Group II Principal Distribution Amount": With respect to any Distribution Date, the sum of (i) (x) the Group II Principal Remittance Amount minus (y) the amount of any Overcollateralization Release Amount multiplied by the Group II Principal Allocation Percentage for such Distribution Date, and (ii) the Extra Principal Distribution Amount multiplied by the Group II Principal Allocation Percentage for such Distribution Date.

"Group II Principal Remittance Amount": With respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Group II Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) all partial and full principal prepayments of the Group II Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during the related Prepayment Period with respect to the Group II Mortgage Loans, (iv) that portion of the Purchase Price, representing principal of any repurchased Group II Mortgage Loan, deposited to the Collection Account during the related Prepayment Period, (v) the principal portion of any Substitution Shortfall Amounts deposited in the Collection Account during the related Prepayment Period with respect to the Group II Mortgage Loans and (vi) on the Distribution Date on which the Trust is to be terminated in accordance with this Agreement, that portion of the Termination Price representing principal with respect to the Group II Mortgage Loans.

"Indenture": The indenture or a document of similar import, if any, entered into following the Closing Date, by one or more Affiliates of the Depositor or one or more entities sponsored by an Affiliate of the Depositor relating to the NIM Notes to be issued thereunder.

"Independent": When used with respect to any specified Person, any such Person who (a) is in fact independent of the Depositor, the Master Servicer and their respective Affiliates, (b) does not have any direct financial interest in or any material indirect financial interest in the Depositor or the Master Servicer or any Affiliate thereof, and (c) is not connected with the Depositor or the Master Servicer or any Affiliate thereof as an officer, employee, promoter, underwriter, trustee, trust administrator, partner, director or Person performing similar functions; provided, however, that a Person shall not fail to be Independent of the Depositor or the Master Servicer or any Affiliate thereof merely because such Person is the beneficial owner of 1% or less of any class of securities issued by the Depositor or the Master Servicer or any Affiliate thereof, as the case may be.

"Independent Contractor": Either (i) any Person (other than the Master Servicer) that would be an "independent contractor" with respect to any of the REMICs created hereunder within the meaning of Section 856(d)(3) of the Code if such REMIC were a real estate investment trust (except that the ownership tests set forth in that Section shall be considered to be met by any Person that owns, directly or indirectly, 35% or more of any Class of Certificates), so long as each such REMIC does not receive or derive any income from such Person and provided that the relationship between such Person and such REMIC is at arm's length, all within the meaning of Treasury Regulation Section 1.856-4(b)(5), or (ii) any other Person (including the Master Servicer) if the Trustee has received an Opinion of Counsel to the effect that the taking of any action in respect of any REO Property by such Person, subject to any conditions therein specified, that is otherwise herein contemplated to be taken by an Independent Contractor will not cause such REO Property to cease to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code (determined without regard to the exception applicable for purposes of Section 860D(a) of the Code), or cause any income realized in respect of such REO Property to fail to qualify as Rents from Real Property.

"Index": With respect to each Adjustable Rate Mortgage Loan and with respect to each related Adjustment Date, the index as specified in the related Mortgage Note.

"Initial Certificate Principal Balance": With respect to any Regular Certificate (other than any Class S Certificate), the amount designated "Initial Certificate Principal Balance" on the face thereof.

"Initial Notional Amount": With respect to any Class S Certificate or Class C Certificate, the amount designated "Initial Notional Amount" on the face thereof.

"Insurance Proceeds": Proceeds of any title policy, hazard policy or other insurance policy covering a Mortgage Loan or the related Mortgaged Property (including any related PMI Policy), to the extent such proceeds are not to be applied to the restoration of the related Mortgaged Property or released to the Mortgagor in accordance with the procedures that the Master Servicer would follow in servicing mortgage loans held for its own account, subject to the terms and conditions of the related Mortgage Note and Mortgage.

"Insured NIM Notes": Net interest margin securities, if any, issued by one or more Affiliates of the Depositor or by one or more entities sponsored by an Affiliate of the Depositor which are backed by the cashflow on certain or all of the Class C Certificates and the Class P Certificates and insured by the NIMS Insurer.

"Interest Determination Date": With respect to the Class A Certificates and the Mezzanine Certificates and each Accrual Period, the second LIBOR Business Day preceding the commencement of such Accrual Period.

"Interest Remittance Amount": The Group I Interest Remittance Amount and the Group II Interest Remittance Amount.

"Late Collections": With respect to any Mortgage Loan, all amounts received subsequent to the Determination Date immediately following any related Due Period, whether as late payments of Monthly Payments or as Insurance Proceeds, Liquidation Proceeds or otherwise, which represent late payments or collections of principal and/or interest due (without regard to any acceleration of payments under the related Mortgage and Mortgage Note) but delinquent on a contractual basis for such Due Period and not previously recovered.

"LIBOR": With respect to each Accrual Period, the rate determined by the Trustee on the related Interest Determination Date on the basis of the "Interest Settlement Rate" for United States dollar deposits of one-month maturity set forth by the British Bankers' Association (the "BBA"), as such rate appears on the Telerate Page 3750, as of 11:00 a.m. (London time) on such Interest Determination Date. With respect to any Interest Determination Date, if the BBA's Interest Settlement Rate does not appear on Telerate Page 3750 as of 11:00 a.m. (London time) on such date, or if Telerate Page 3750 is not available on such date the Trustee will obtain such rate from Reuters Monitor Money Rates Service page "LIBOR01" or Bloomberg L.P. page "BBAM." Alternatively, the Trustee may request the principal London office of each of the Reference Banks to provide a quotation of its rate. On such Interest Determination Date, LIBOR for the related Accrual Period will be established by the Trustee as follows:

(i) If on such Interest Determination Date two or more Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the arithmetic mean of such offered quotations (rounded upwards if necessary to the nearest whole multiples of 0.03125%); and

(ii) If on such Interest Determination Date fewer than two Reference Banks provide such offered quotations, LIBOR for the related Accrual Period shall be the higher of (i) LIBOR as determined on the previous Interest Determination Date and (ii) the Reserve Interest Rate.

The Trustee will select a particular index as the alternative index only if it receives an Opinion of Counsel that the selection of such index will not cause any REMIC to lose its classification as a REMIC for federal income tax purposes.

"LIBOR Business Day": Any day on which banks in London, England and The City of New York are open for conducting transactions in foreign currency and exchange.

"Liquidated Mortgage Loan": As to any Distribution Date, any Mortgage Loan in respect of which the Master Servicer has determined, in accordance with the servicing procedures specified herein, as of the end of the related Prepayment Period, that all Liquidation Proceeds which it expects to recover with respect to the liquidation of the Mortgage Loan or disposition of the related REO Property have been recovered.

"Liquidation Event": With respect to any Mortgage Loan, any of the following events: (i) such Mortgage Loan is paid in full; (ii) a Final Recovery Determination is made as to such Mortgage Loan or (iii) such Mortgage Loan is removed from the Trust Fund by reason of its being purchased, sold or replaced pursuant to or as contemplated by Section 2.03 or Section 9.01. With respect to any REO Property, either of the following events: (i) a Final Recovery Determination is made as to such REO Property or (ii) such REO Property is removed from the Trust Fund by reason of its being sold or purchased pursuant to Section 3.23 or Section 9.01.

"Liquidation Proceeds": The amount (other than amounts received in respect of the rental of any REO Property prior to REO Disposition) received by the Master Servicer in connection with (i) the taking of all or a part of a Mortgaged Property by exercise of the power of eminent domain or condemnation, (ii) the liquidation of a defaulted Mortgage Loan by means of a trustee's sale, foreclosure sale or otherwise or (iii) the repurchase, substitution or sale of a Mortgage Loan or an REO Property pursuant to or as contemplated by Section 2.03, Section 3.23 or Section 9.01.

"Loan Group I": All of the Group I Mortgage Loans collectively.

"Loan Group II": All of the Group II Mortgage Loans collectively.

"Loan-to-Value Ratio": As of any date and as to any Mortgage Loan, the fraction, expressed as a percentage, the numerator of which is the (x) Principal Balance of the Mortgage Loan (if such Mortgage Loan is secured by a first lien on the related Mortgaged Property) or the sum of the Principal Balance of the Mortgage Loan and any other mortgage loan secured by a senior lien on the related Mortgaged Property (if such Mortgage Loan is secured by a junior lien on the related Mortgaged Property) and the denominator of which is (y) the Value of the related Mortgaged Property.

"Lost Note Affidavit": With respect to any Mortgage Loan as to which the original Mortgage Note has been permanently lost or destroyed and has not been replaced, an affidavit from the Seller certifying that the original Mortgage Note has been lost or destroyed (together with a copy of the related Mortgage Note and indemnifying the Trust against any loss, cost or liability resulting from the failure to deliver the original Mortgage Note) in the form of Exhibit H hereto.

Marker Rate: With respect to the Class C Interest and any Distribution Date, a per annum rate equal to two (2) multiplied by the weighted average of the Pass-Through Rates for REMIC 2 Regular Interests LT2-AF, LT2-AV, LT2-M1, LT2-M2, LT2-M3, LT2-M4, LT2-M5 and LT2-ZZ, with the rates on each such REMIC 2 Regular Interest subject to a cap equal to the Pass-Through Rate for the Corresponding Certificate for such REMIC 2 Regular Interest, and the rate on REMIC 2 Regular Interest LT-ZZ subject to a cap of zero for purposes of this calculation.

"Master Servicer": Long Beach Mortgage Company, a Delaware corporation, or any successor servicer appointed as herein provided, in its capacity as Master Servicer hereunder.

"Master Servicer Event of Default": One or more of the events described in Section 7.01.

"Master Servicer Prepayment Charge Payment Amount": The amounts (i) payable by the Master Servicer in respect of any Prepayment Charges waived other than in accordance with the standard set forth in Section 2.04(a)(viii) or (ii) collected from the Master Servicer in its capacity as Seller in respect of a remedy for the breach of the representation and warranty made by the Master Servicer in its capacity as Seller set forth in Section 2.04(a)(vii).

"Master Servicer Remittance Date": With respect to any Distribution Date, 3:00 p.m. New York time on the Business Day preceding the Distribution Date.

"Master Servicer Termination Test": With respect to any Distribution Date, the Master Servicer Termination Test will be failed with respect to the Master Servicer if the Cumulative Loss Percentage exceeds 6.125%.

"Maximum Cap Rate":

For any Distribution Date and the Class AV Certificates, (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the product of (I) the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date and (II) the Notional Amount with respect to the Class S-2 Certificates immediately prior to such Distribution Date and (2) the denominator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Mezzanine Certificates, the weighted average of (i) the Maximum Cap Rate applicable to the Class AF Certificates for such Distribution Date and (ii) the Maximum Cap Rate applicable to the Class AV Certificates for such Distribution Date, weighted on the basis of the excess of (A) the aggregate principal balance of the Mortgage Loans in the related Loan Group over (B) the current principal amount of the Class AF Certificates or the Class AV Certificates, respectively.

Maximum LT2-ZZ Uncertificated Accrued Interest Deferral Amount: With respect to any Distribution Date, the sum of (a) the excess of (i) Uncertificated Accrued Interest calculated with the Uncertificated Pass-Through Rate for REMIC 2 Regular Interest LT2-ZZ and an Uncertificated Principal Balance equal to the excess of (x) the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-ZZ over (y) the REMIC 2 Overcollateralized Amount, in each case for such Distribution Date, over (ii) Uncertificated Accrued Interest on REMIC 2 Regular Interests LT2-A1, LT2-A2, LT2-M1, LT2-M2, LT2-M3, LT2-M4 and LT2-M5, with the rate on each such REMIC 2 Regular Interest subject to a cap equal to the Pass-Through Rate on the Corresponding Certificate for the purpose of this calculation.

"Maximum Mortgage Rate": With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the maximum Mortgage Rate thereunder.

"Mezzanine Certificates": The Class M-1 Certificates, the Class M-2 Certificates, the Class M-3 Certificates, the Class M-4 Certificates and the Class M-5 Certificates.

"Minimum Mortgage Rate": With respect to each Mortgage Loan, the percentage set forth in the related Mortgage Note as the minimum Mortgage Rate thereunder.

"Monthly Interest Distributable Amount": With respect to any Distribution Date and the Class A Certificates and the Mezzanine Certificates, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date. With respect to the Class C Interest and the Class S Certificates and any Distribution Date, the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Notional Amount of such Class immediately prior to such Distribution Date. With respect to the Class C Certificates and any Distribution Date, the Monthly Interest Distributable Amount shall equal the Monthly Interest Distributable Amount for the Class C Interest.

In all cases, the Monthly Interest Distributable Amount for any Class of Certificates and the Class C Interest shall be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such Class under Section 1.03.

"Monthly Payment": With respect to any Mortgage Loan, the scheduled monthly payment of principal and interest on such Mortgage Loan which is payable by the related Mortgagor from time to time under the related Mortgage Note, determined: (a) after giving effect to (i) any Deficient Valuation and/or Debt Service Reduction with respect to such Mortgage Loan and (ii) any reduction in the amount of interest collectible from the related Mortgagor pursuant to the Relief Act; (b) without giving effect to any extension granted or agreed to by the Master Servicer pursuant to Sections 3.01 and 3.07; and (c) on the assumption that all other amounts, if any, due under such Mortgage Loan are paid when due.

"Moody's": Moody's Investors Service, Inc. or its successor in interest.

"Mortgage": The mortgage, deed of trust or other instrument creating a first lien or second lien on, or first priority security interest or second priority security interest in, a Mortgaged Property securing a Mortgage Note.

"Mortgage File": The mortgage documents listed in Section 2.01 pertaining to a particular Mortgage Loan and any additional documents required to be added to the Mortgage File pursuant to this Agreement.

"Mortgage Loan": Each mortgage loan transferred and assigned to the Trustee and delivered to the Trustee or another Custodian pursuant to Section 2.01 or Section 2.03(d) as from time to time held as a part of the Trust Fund, the Mortgage Loans so held being identified in the Mortgage Loan Schedule.

"Mortgage Loan Purchase Agreement": The agreement between the Master Servicer, in its capacity as Seller, and the Depositor, regarding the transfer of the Mortgage Loans by the Seller to or at the direction of the Depositor, substantially in the form attached hereto as Exhibit C.

"Mortgage Loan Schedule": As of any date, the list of Mortgage Loans included in REMIC 1 on such date, attached hereto as Exhibit D. The Mortgage Loan Schedule shall be prepared by the Seller and shall set forth the following information as of the Cut-off Date with respect to each Mortgage Loan, as applicable:

(i) the Mortgagor's name and the originator's Mortgage Loan identifying number;

(ii) the street address of the Mortgaged Property including the state and zip code;

(iii) a code indicating whether the Mortgaged Property is owner-occupied;

(iv) the type of Residential Dwelling constituting the Mortgaged Property;

(v) the original months to maturity;

(vi) the Loan-to-Value Ratio and the combined Loan-to-Value Ratio at origination;

(vii) the Mortgage Rate in effect immediately following the Cut-off Date;

(viii) the date on which the first Monthly Payment was due on the Mortgage Loan;

(ix) the stated maturity date;

(x) the amount of the Monthly Payment due on the first Due Date after the Cut-off Date;

(xi) the last Due Date on which a Monthly Payment was actually applied to the unpaid Stated Principal Balance;

(xii) the original principal amount of the Mortgage Loan;

(xiii) the Stated Principal Balance of the Mortgage Loan as of the Close of Business on the Cut-off Date;

(xiv) whether such Mortgage Loan is a Fixed Rate Mortgage Loan or an Adjustable Rate Mortgage Loan, and with respect to each Adjustable Rate

Mortgage Loan: (a) the Gross Margin, (b) the Maximum Mortgage Rate, (c) the Minimum Mortgage Rate, (d) the Periodic Rate Cap for the first Adjustment Date and each subsequent Adjustment Date and (e) the next Adjustment Date immediately following the Cut-off Date;

(xv) a code indicating the purpose of the Mortgage Loan (i.e., purchase financing, rate/term refinancing, cash-out refinancing);

(xvi) the Mortgage Rate at origination;

(xvii) a code indicating the documentation program;

(xviii) the Seller's risk grade and the FICO score;

(xix) the Value of the Mortgaged Property;

(xx) the sale price of the Mortgaged Property, if applicable;

(xxi) whether such Mortgage Loan is secured by a first lien or a second lien on the related Mortgaged Property;

(xxii) the date of origination;

(xxiii) the stated remaining months to maturity as of the Cut-off Date;

(xxiv) the current principal and interest payment of the Mortgage Loan as of the Cut-off Date;

(xxv) the interest "paid to date" of the Mortgage Loan as of the Cut-off Date;

(xxvi) a code indicating whether the Mortgage Loan is a Group I Mortgage Loan or a Group II Mortgage Loan;

(xxvii) a code indicating the Index that is associated with such Mortgage Loan (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxviii) the rate adjustment frequency (if such Mortgage Loan is an Adjustable Rate Mortgage Loan);

(xxix) the number of years the prepayment penalty is in effect; and

(xxx) a code indicating that such Mortgage Loan is covered under the PMI Policy.

The Mortgage Loan Schedule shall set forth the following information, with respect to the Mortgage Loans in the aggregate as of the Cut-off Date: (1) the number of Mortgage Loans; (2) the Cut-off Date Principal Balance of the Mortgage Loans; (3) the weighted average Mortgage Rate of the Mortgage Loans and (4) the weighted average maturity of the Mortgage

Loans. The Mortgage Loan Schedule shall be amended from time to time by the Master Servicer in accordance with the provisions of this Agreement. With respect to any Qualified Substitute Mortgage Loan, Cut-off Date shall refer to the related Cut-off Date for such Mortgage Loan, determined in accordance with the definition of Cut-off Date herein. The Mortgage Loan Schedule shall clearly identify the Mortgage Loans that are included in Group I Mortgage Loans and those that are included in Group II Mortgage Loans.

"Mortgage Note": The original executed note or other evidence of indebtedness evidencing the indebtedness of a Mortgagor under a Mortgage Loan.

"Mortgage Pool": The pool of Mortgage Loans, identified on Exhibit D from time to time, and any REO Properties acquired in respect thereof.

"Mortgage Rate": With respect to each Fixed Rate Mortgage Loan, the annual rate set forth in the related Mortgage Note, as amended, modified or supplemented from time to time. With respect to each Adjustable Rate Mortgage Loan, the annual rate at which interest accrues on such Mortgage Loan from time to time in accordance with the provisions of the related Mortgage Note, which rate (A) as of any date of determination until the first Adjustment Date following the Cut-off Date shall be the rate set forth in the Mortgage Loan Schedule as the Mortgage Rate in effect immediately following the Cut-off Date and (B) as of any date of determination thereafter shall be the rate as adjusted on the most recent Adjustment Date, to equal the sum, rounded to the next highest or nearest 0.001% (as provided in the Mortgage Note), of the Index, determined as set forth in the related Mortgage Note, plus the related Gross Margin subject to the limitations set forth in the related Mortgage Note. With respect to each Mortgage Loan that becomes an REO Property, as of any date of determination, the annual rate determined in accordance with the immediately preceding sentence as of the date such Mortgage Loan became an REO Property.

"Mortgaged Property": The underlying property securing a Mortgage Loan, including any REO Property, consisting of a fee simple or leasehold estate in a parcel of real property improved by a Residential Dwelling.

"Mortgagor": The obligor on a Mortgage Note.

"Net Liquidation Proceeds": With respect to any Liquidated Mortgage Loan or any other disposition of related Mortgaged Property (including REO Property), the related Liquidation Proceeds net of Advances, Servicing Advances, Servicing Fees and any other Servicing Fees received and retained in connection with the liquidation of such Mortgage Loan or Mortgaged Property in accordance with the terms of this Agreement.

"Net Monthly Excess Cashflow": With respect to each Distribution Date, the sum of (a) any Overcollateralization Release Amount for such Distribution Date and (b) the positive excess of (x) Available Funds for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amounts for the Class A Certificates, the Class S Certificates and the Mezzanine Certificates, (B) the Unpaid Interest Shortfall Amounts for the Class A Certificates and the Class S Certificates and (C) the Principal Remittance Amount.

"Net Mortgage Rate": With respect to any Mortgage Loan (or the related REO Property), as of any date of determination, a per annum rate of interest equal to the then applicable Mortgage Rate for such Mortgage Loan minus the Servicing Fee Rate.

"Net Prepayment Interest Shortfall": With respect to any Distribution Date, the excess, if any, of any Prepayment Interest Shortfalls for such date over the related Compensating Interest.

"Net WAC Rate": For any Distribution Date and the Class AF Certificates, a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the product of (I) the Pass-Through Rate for the Class S-1 Certificates for such Distribution Date and (II) the Notional Amount with respect to the Class S-1 Certificates immediately prior to such Distribution Date and (2) the denominator of which is the aggregate Stated Principal Balance of the Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date.

For any Distribution Date and the Class AV Certificates (a) a per annum rate equal to the excess, if any, of (i) the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances thereof as of the Due Date in the month preceding the month of such Distribution Date, over (ii) the percentage equivalent of a fraction, (1) the numerator of which is the product of (I) the Pass-Through Rate for the Class S-2 Certificates for such Distribution Date and (II) the Notional Amount with respect to the Class S-2 Certificates immediately prior to such Distribution Date and (2) the denominator of which is the aggregate Stated Principal Balance of the Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date multiplied by (b) a fraction the numerator of which is 30 and the denominator of which is the actual number of days elapsed in the related Accrual Period.

For any Distribution Date and the Mezzanine Certificates, the Subordinated Net WAC Rate.

"Net WAC Rate Carryover Amount": With respect to the Class AV Certificates, the Mezzanine Certificates and any Distribution Date for which the Pass-Through Rate for such Class of Certificates for such Distribution Date is the Net WAC Rate, the sum of (i) the positive excess of (A) the amount of interest that would have been payable to such Class of Certificates on such Distribution Date if the Pass-Through Rate for such Class of Certificates for such Distribution Date were calculated at the related Formula Rate over (B) the amount of interest payable on such Class of Certificates at the Net WAC Rate for such Distribution Date and (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously paid together with interest thereon at a rate equal to the related Formula Rate for such Class of Certificates for the most recently ended Accrual Period.

"New Lease": Any lease of REO Property entered into on behalf of the Trust, including any lease renewed or extended on behalf of the Trust if the Trust has the right to renegotiate the terms of such lease.

"NIM Notes": The Insured NIM Notes and the Other NIM Notes.

"NIMS Insurer": A Person, or any of its successors that shall be the insurer under an insurance policy insuring certain payments on Insured NIM Notes, if any, provided, however, upon the occurrence of certain events (as set forth in the Indenture and/or any other agreement among such Person, Long Beach Asset Holdings Corp., the Master Servicer, the Trustee and other Persons), the NIMS Insurer shall be the Person designated in the Indenture or such other agreement. If none of the net interest margin securities have been issued by one or more of the Affiliates of the Depositor or by one or more entities which are sponsored by an Affiliate of the Depositor, that are insured by an insurance policy, there shall be no NIMS Insurer under this Agreement, all references to the NIMS Insurer or Insured NIM Notes in this agreement are for administrative convenience only, shall be completely disregarded and no Person shall have any rights of the NIMS Insurer under this Agreement.

"NIMS Insurer Default": The existence and continuation of any default by the NIMS Insurer (including a failure by the NIMS Insurer to make a payment) under an insurance policy or policies issued in connection with the Indenture.

"Nonrecoverable Advance": Any Advance or Servicing Advance previously made or proposed to be made in respect of a Mortgage Loan or REO Property that, in the good faith business judgment of the Master Servicer, will not or, in the case of a proposed Advance or Servicing Advance, would not be ultimately recoverable from related late payments, Insurance Proceeds or Liquidation Proceeds on such Mortgage Loan or REO Property as provided herein.

"Notional Amount": With respect to the Class S-1 Certificates, the lesser of (i) the following amounts:

| **Distribution Date** | **Class S-1 Notional Amount** |
|---|---|
| May 2003 .................... | $6,500,000 |
| June 2003 .................... | $6,500,000 |
| July 2003 ..................... | $6,500,000 |
| August 2003 ................ | $6,500,000 |
| September 2003 .......... | $6,500,000 |
| October 2003 ............... | $6,500,000 |
| November 2003 ........... | $5,900,000 |
| December 2003 ........... | $5,900,000 |
| January 2004 ............... | $5,900,000 |
| February 2004 ............. | $5,900,000 |
| March 2004 ................. | $5,900,000 |
| April 2004 ................... | $5,900,000 |
| May 2004 .................... | $5,350,000 |
| June 2004 .................... | $5,350,000 |
| July 2004 ..................... | $5,350,000 |
| August 2004 ................ | $5,350,000 |
| September 2004 .......... | $5,350,000 |
| October 2004 ............... | $5,350,000 |
| November 2004 ........... | $4,600,000 |

| Distribution Date | Class S-1 Notional Amount |
|---|---|
| December 2004 ........... | $4,600,000 |
| January 2005 ................ | $4,600,000 |
| February 2005 ............... | $4,600,000 |
| March 2005 .................. | $4,600,000 |
| April 2005 .................... | $4,600,000 |
| May 2005 ..................... | $4,100,000 |
| June 2005 ..................... | $4,100,000 |
| July 2005 ...................... | $4,100,000 |
| August 2005 ................ | $0 |

and (ii) the aggregate outstanding Principal Balance of the Group I Mortgage Loans with Adjusted Net Minimum Mortgage Rates of 4.25% or greater.

For federal income tax purposes, the Class S-1 Certificates will not accrue interest on a Notional Amount, but will be entitled to 100% of the interest distributed on (i) for the 1st Distribution Date through the 6th Distribution Date, REMIC 2 Regular Interests LT2-S1-A, LT2-S1-B, LT2-S1-C, LT2-S1-D and LT2-S1-E, (ii) for the 7th Distribution Date through the 12th Distribution Date, REMIC 2 Regular Interests LT2-S1-B, LT2-S1-C, LT2-S1-D and LT2-S1-E, (iii) for the 13th Distribution Date through the 18th Distribution Date, REMIC 2 Regular Interests LT2-S1-C, LT2-S1-D and LT2-S1-E, (iv) for the 19th Distribution Date through the 24th Distribution Date, REMIC 2 Regular Interests LT2-S1-D and LT2-S1-E and (v) for the 25th through the 27th Distribution Date, REMIC 2 Regular Interest LT2-S1-E.

With respect to the Class S-2 Certificates, the lesser (i) of the following amounts:

| Distribution Date | Class S-2 Notional Amount |
|---|---|
| May 2003 ..................... | $143,500,000 |
| June 2003 ..................... | $143,500,000 |
| July 2003 ...................... | $143,500,000 |
| August 2003 ................ | $143,500,000 |
| September 2003 ........... | $143,500,000 |
| October 2003 ............... | $143,500,000 |
| November 2003 ........... | $129,100,000 |
| December 2003 ........... | $129,100,000 |
| January 2004 ............... | $129,100,000 |
| February 2004 ............. | $129,100,000 |
| March 2004 .................. | $129,100,000 |
| April 2004 .................... | $129,100,000 |
| May 2004 ..................... | $118,400,000 |
| June 2004 ..................... | $118,400,000 |
| July 2004 ...................... | $118,400,000 |
| August 2004 ................ | $118,400,000 |
| September 2004 ........... | $118,400,000 |

| Distribution Date | Class S-2 Notional Amount |
|---|---|
| October 2004 | $118,400,000 |
| November 2004 | $100,400,000 |
| December 2004 | $100,400,000 |
| January 2005 | $100,400,000 |
| February 2005 | $100,400,000 |
| March 2005 | $100,400,000 |
| April 2005 | $100,400,000 |
| May 2005 | $90,900,000 |
| June 2005 | $90,900,000 |
| July 2005 | $90,900,000 |
| August 2005 | $0 |

and (ii) the aggregate outstanding principal balance of the Group II Mortgage Loans with Adjusted Net Minimum Mortgage Rates of 4.25% or greater.

For federal income tax purposes, the Class S-2 Certificates will not accrue interest on a Notional Amount, but will be entitled to 100% of the interest distributed on (i) for the 1st Distribution Date through the 6th Distribution Date, REMIC 2 Regular Interests LT2-S2-A, LT2-S2-B, LT2-S2-C, LT2-S2-D and LT2-S2-E (ii) for the 7th Distribution Date through the 12th Distribution Date, REMIC 2 Regular Interests LT2-S2-B, LT2-S2-C, LT2-S2-D and LT2-S2-E (iii) for the 13th Distribution Date through the 18th Distribution Date, REMIC 2 Regular Interests LT2-S2-C, LT2-S2-D and LT2-S2-E, (iv) for the 19th Distribution Date through the 24th Distribution Date, REMIC 2 Regular Interest LT2-S2-D and LT2-S2-E, and (v) for the 25th through the 27th Distribution Date, REMIC 2 Regular Interest LT2-S2-E.

With respect to the Class C Interest, immediately prior to any Distribution Date, an amount equal to the aggregate of the Uncertificated Principal Balances of the REMIC 2 Regular Interests. With respect to the Class C Certificates, immediately prior to any Distribution Date, an amount equal to the Notional Amount of the Class C Interest.

"Notional Regular Interest": Each of the Regular Interests described in the Preliminary Statement as not having an Uncertificated Principal Balance.

"Officers' Certificate": A certificate signed by the Chairman of the Board, the Vice Chairman of the Board, the President or a vice president (however denominated), and by the Treasurer, the Secretary, or one of the assistant treasurers or assistant secretaries of the Master Servicer, the Seller or the Depositor, as applicable.

"Opinion of Counsel": A written opinion of counsel, who may, without limitation, be a salaried counsel for the Depositor or the Master Servicer, reasonably acceptable to the Trustee, if such opinion is delivered to the Trustee, except that any opinion of counsel relating to (a) the qualification of any Trust REMIC as a REMIC or (b) compliance with the REMIC Provisions must be an opinion of Independent counsel.

"Optional Termination Date": The first Distribution Date on which the Terminator may elect to terminate the Trust Fund pursuant to Section 9.01.

"Original Class Certificate Principal Balance": With respect to the Class A Certificates, the Mezzanine Certificates and the Class P Certificate, the corresponding Certificate Principal Balance on the Closing Date.

"Original Class Notional Amount": With respect to the Class S-1 Certificates, $6,500,000. With respect to the Class S-2 Certificates, $143,500,000. With respect to the Class C Interest, $926,370,950.24.

"Other NIM Notes": Net Interest Margin Securities, if any, issued by one or more Affiliates of the Depositor or by one or more entities sponsored by an Affiliate of the Depositor, which are backed by the cashflow on certain Class C Certificates and Class P Certificates and not insured by any NIMS Insurer.

"Overcollateralization Deficiency Amount": With respect to any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (assuming that 100% of the aggregate Principal Remittance Amount is applied as a principal payment on such Distribution Date).

"Overcollateralization Floor": $4,631,854.69.

"Overcollateralization Release Amount": With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the Excess Overcollateralized Amount.

"Overcollateralization Target Amount": With respect to any Distribution Date (i) prior to the Stepdown Date, 3.80% of the aggregate Cut-off Date Principal Balance of the Closing Date Mortgage Loans, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) the lesser of (I) 3.80% of the aggregate Cut-off Date Principal Balance of the Closing Date Mortgage Loans and (II) 7.60% of the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) the Overcollateralization Floor, and (iii) on or after the Stepdown Date if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

"Overcollateralized Amount": With respect to any Distribution Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) exceeds (ii) the sum of the aggregate Certificate Principal Balances of the Class A Certificates and the Mezzanine Certificates and the Uncertificated Principal Balance of the Class P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date, other than distributions of the Extra Principal Distribution Amount, if any).

"Ownership Interest": As to any Certificate, any ownership or security interest in such Certificate, including any interest in such Certificate as the Holder thereof and any other interest therein, whether direct or indirect, legal or beneficial, as owner or as pledgee.

"Pass-Through Rate":

With respect to the Class A Certificates and the Mezzanine Certificates for any Distribution Date (other than the first Distribution Date), the lesser of (x) the related Formula Rate for such Distribution Date and (y) the related Net WAC Rate for such Distribution Date.

With respect to the Class A Certificates and the Mezzanine Certificates and the first Distribution Date, the related Formula Rate for such Distribution Date;

With respect to the Class S-1 Certificates and any Distribution Date for the Distribution Date in May 2003 through the Distribution Date in July 2005, 4.25% per annum and for any Distribution Date after the Distribution Date in July 2005, 0.00%.

With respect to the Class S-2 Certificates and any Distribution Date for the Distribution Date in May 2003 through the Distribution Date in July 2005, 4.25% per annum and for any Distribution Date after the Distribution Date in July 2005, 0.00%.

However, for federal income tax purposes and under the REMIC Provisions, the Class S Certificates will not have a Pass-Through Rate, but will be entitled to (A) with respect to the Class S-1 Certificates, 100% of the interest distributed on REMIC 2 Regular Interests LT2-S1-A, LT2-S1-B, LT2-S1-C, LT2-S1-D and LT2-S1-E and (B) with respect to the Class S-2 Certificates, 100% of the interest distributed on REMIC 2 Regular Interests LT2-S2-A, LT2-S2-B, LT2-S2-C, LT2-S2-D and LT2-S2-E.

With respect to the Class C Interest and any Distribution Date, a per annum rate equal to the percentage equivalent of a fraction, the numerator of which is the sum of the amounts calculated pursuant to clauses (A) through (I) below, and the denominator of which is the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interests LT2-AA, LT2-A1, LT2-A2, LT2-M1, LT2-M2, LT2-M3, LT2-M4, LT2-M5, LT2-ZZ and LT2-P. For purposes of calculating the Pass-Through Rate for the Class C Interest, the numerator is equal to the sum of the following components:

(A) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-AA minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-AA;

(B) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-A1 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-A1;

(C) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-A2 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-A2;

(D) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-M1 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M1;

(E) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-M2 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M2;

(F) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-M3 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M3;

(G) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-M4 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M4;

(H) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-M5 minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M5;

(I) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-ZZ minus the Marker Rate, applied to an amount equal to the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-ZZ; and

(J) 100% of the interest on REMIC 2 Regular Interest LT2-P.

The Class C Certificates will not have a Pass-Through Rate, but will be entitled to 100% of the distributions on the Class C Interest.

"Percentage Interest": With respect to any Certificate (other than a Residual Certificate), a fraction, expressed as a percentage, the numerator of which is the Initial Certificate Principal Balance or Initial Notional Amount represented by such Certificate and the denominator of which is the Original Class Certificate Principal Balance or Original Class Notional Amount of the related Class. With respect to a Residual Certificate, the portion of the Class evidenced thereby, expressed as a percentage, as stated on the face of such Certificate; provided, however, with respect to each Class referred to in this paragraph, that the sum of all such percentages for each such Class totals 100%.

"Periodic Rate Cap": With respect to each Adjustable Rate Mortgage Loan and any Adjustment Date therefor, the fixed percentage set forth in the related Mortgage Note, which is the maximum amount by which the Mortgage Rate for such Mortgage Loan may increase or decrease (without regard to the Maximum Mortgage Rate or the Minimum Mortgage Rate) on such Adjustment Date from the Mortgage Rate in effect immediately prior to such Adjustment Date.

"Permitted Investments": Any one or more of the following obligations or securities acquired at a purchase price of not greater than par, regardless of whether issued or managed by the Depositor, the Master Servicer, the NIMS Insurer, the Trustee or any of their respective Affiliates or for which an Affiliate of the NIMS Insurer or the Trustee serves as an advisor:

(i) direct obligations of, or obligations fully guaranteed as to timely payment of principal and interest by, the United States or any agency or instrumentality thereof, provided such obligations are backed by the full faith and credit of the United States;

(ii) (A) demand and time deposits in, certificates of deposit of, bankers' acceptances issued by or federal funds sold by any depository institution or trust company (including the Trustee or its agents acting in their commercial capacities) incorporated under the laws of the United States of America or any state thereof and subject to supervision and examination by federal and/or state authorities, so long as, at the time of such investment or contractual commitment providing for such investment, such depository institution or trust company (or, if the only Rating Agency is S&P, in the case of the principal depository institution in a depository institution holding company, debt obligations of the depository institution holding company) or its ultimate parent has a short-term uninsured debt rating in one of the two highest available ratings of Fitch and the highest available rating category of Moody's and S&P and provided that each such investment has an original maturity of no more than 365 days; and provided further that, if the only Rating Agency is S&P and if the depository or trust company is a principal subsidiary of a bank holding company and the debt obligations of such subsidiary are not separately rated, the applicable rating shall be that of the bank holding company; and, provided further that, if the original maturity of such short-term obligations of a domestic branch of a foreign depository institution or trust company shall exceed 30 days, the short-term rating of such institution shall be A-1+ in the case of S&P if S&P is the Rating Agency; and (B) any other demand or time deposit or deposit which is fully insured by the FDIC;

(iii) repurchase obligations with a term not to exceed 30 days with respect to any security described in clause (i) above and entered into with a depository institution or trust company (acting as principal) rated F-1+ or higher by Fitch, rated A-1+ by S&P and rated A2 or higher by Moody's;

(iv) securities bearing interest or sold at a discount that are issued by any corporation incorporated under the laws of the United States of America or any State thereof and that are rated by each Rating Agency in its highest long-term unsecured rating category at the time of such investment or contractual commitment providing for such investment;

(v) commercial paper (including both non-interest-bearing discount obligations and interest-bearing obligations payable on demand or on a specified date not more than 30 days after the date of acquisition thereof) that is rated by each Rating Agency in its highest short-term unsecured debt rating available at the time of such investment;

(vi) units of taxable money market funds (which may be 12b-1 funds, as contemplated under the rules promulgated by the Securities and Exchange Commission under the Investment Company Act of 1940), which funds have the highest rating available for such securities from the Rating Agencies or which have been designated in writing by the Rating Agencies as Permitted Investments; and

(vii) if previously confirmed in writing to the Trustee, any other demand, money market or time deposit, or any other obligation, security or investment, as may be acceptable to the Rating Agencies in writing as a permitted investment of funds backing securities having ratings equivalent to its highest initial rating of the Class AV Certificates;

provided, that no instrument described hereunder shall evidence either the right to receive (a) only interest with respect to the obligations underlying such instrument or (b) both principal and interest payments derived from obligations underlying such instrument and the interest and principal payments with respect to such instrument provide a yield to maturity at par greater than 120% of the yield to maturity at par of the underlying obligations.

The Trustee or its Affiliates are permitted to receive additional compensation (such compensation shall not be an expense of the Trust or constitute an Extraordinary Trust Fund Expense) that could be deemed to be in the Trustee's economic self-interest for (i) serving as investment adviser, administrator, shareholder servicing agent, custodian or sub-custodian with respect to certain of the Permitted Investments, (ii) using Affiliates to effect transactions in certain Permitted Investments and (iii) effecting transactions in certain Permitted Investments.

"Permitted Transferee": Any transferee of a Residual Certificate other than a Disqualified Organization or a non-U.S. Person.

"Person": Any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Plan": Any employee benefit plan or certain other retirement plans and arrangements, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that are subject to ERISA or Section 4975 of the Code.

"PMI Insurer": None of the Mortgage Loans are insured by a primary mortgage insurance policy. References to the PMI Insurer, PMI Insurer Fee, PMI Insurer Fee Rate, PMI Mortgage Loans and PMI Policy are left in this Agreement for administrative convenience and shall be completely disregarded. There are no PMI Mortgage Loans nor any PMI Insurer under this Agreement and no Person shall have any rights of the PMI Insurer under this Agreement.

"PMI Insurer Fee": The amount payable to the PMI Insurer on each Distribution Date, which amount shall equal one twelfth of the product of (i) the PMI Insurer Fee Rate, multiplied by (ii) the aggregate Stated Principal Balance of the PMI Mortgage Loans and any related REO Properties as of the first day of the related Due Period.

"PMI Insurer Fee Rate": 0.00% per annum.

"PMI Mortgage Loans": The Mortgage Loans insured by the PMI Insurer set forth on the list of Mortgage Loans attached hereto as Schedule IV. There are no PMI Mortgage Loans under this Agreement.

"PMI Policy": Not applicable.

"Prepayment Assumption": The pricing prepayment assumption as described in the Prospectus Supplement.

"Prepayment Charge": With respect to any Mortgage Loan, the charges or premiums, if any, due in connection with a full or partial prepayment of such Mortgage Loan in accordance with the terms thereof (other than any Master Servicer Prepayment Charge Payment Amount).

"Prepayment Charge Schedule": As of the Cut-off Date, a list attached hereto as Schedule I (including the Prepayment Charge Summary attached thereto), setting forth the following information with respect to each Prepayment Charge:

(i) the Mortgage Loan identifying number;

(ii) a code indicating the type of Prepayment Charge;

(iii) the state of origination of the related Mortgage Loan;

(iv) the date on which the first monthly payment was due on the related Mortgage Loan;

(v) the term of the related Prepayment Charge; and

(vi) the principal balance of the related Mortgage Loan as of the Cut-off Date.

The Prepayment Charge Schedule shall be amended from time to time by the Master Servicer in accordance with the provisions of this Agreement and a copy of each related amendment shall be furnished by the Master Servicer to the NIMS Insurer and the Trustee.

"Prepayment Interest Shortfall": With respect to any Distribution Date, for each Mortgage Loan that was during the related Prepayment Period the subject of a Principal Prepayment in full or in part that was applied by the Master Servicer to reduce the outstanding principal balance of such loan on a date preceding the Due Date in the succeeding Prepayment Period, an amount equal to interest at the applicable Net Mortgage Rate on the amount of such Principal Prepayment for the lesser of (i) the number of days commencing on the date on which the prepayment is applied and ending on the last day of the related Prepayment Period and (ii) 30 days. The obligations of the Master Servicer in respect of any Prepayment Interest Shortfall are set forth in Section 3.24.

"Prepayment Period": With respect to the first Distribution Date, the period from March 1, 2003 through April 30, 2003, and with respect to any Distribution Date thereafter, the calendar month immediately preceding the calendar month in which such Distribution Date occurs.

"Prime Rate": The prime rate of United States money center commercial banks as published in *The Wall Street Journal.*

"Principal Balance": As to any Mortgage Loan other than a Liquidated Mortgage Loan, and any day, the related Cut-off Date Principal Balance, *minus* all collections credited against the Cut-off Date Principal Balance of any such Mortgage Loan. For purposes of this definition, a Liquidated Mortgage Loan shall be deemed to have a Principal Balance equal to the Principal Balance of the related Mortgage Loan as of the final recovery of related Liquidation Proceeds and a Principal Balance of zero thereafter. As to any REO Property and any day, the Principal Balance of the related Mortgage Loan shall equal the Principal Balance of the related Mortgage Loan immediately prior to such Mortgage Loan becoming REO Property minus any REO Principal Amortization received with respect thereto on or prior to such day.

"Principal Distribution Amount": With respect to any Distribution Date, the sum of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount.

"Principal Prepayment": Any payment of principal made by the Mortgagor on a Mortgage Loan which is received in advance of its scheduled Due Date and which is not accompanied by an amount of interest representing the full amount of scheduled interest due on any Due Date in any month or months subsequent to the month of prepayment.

"Principal Remittance Amount": With respect to any Distribution Date, the sum of the Group I Principal Remittance Amount and the Group II Principal Remittance Amount.

"Prospectus Supplement": That certain Prospectus Supplement dated April 2, 2003 relating to the public offering of the Class A Certificates, the Class S Certificates and the Mezzanine Certificates.

"Purchase Price": With respect to any Mortgage Loan or REO Property to be purchased pursuant to or as contemplated by Section 2.03, Section 3.16(c) or Section 9.01, and as confirmed by an Officers' Certificate from the Master Servicer to the Trustee, an amount equal to the sum of (i) 100% of the Stated Principal Balance thereof as of the date of purchase (or such other price as provided in Section 9.01), (ii) in the case of (x) a Mortgage Loan, accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Master Servicer through the end of the calendar month in which the purchase is to be effected and (y) an REO Property, the sum of (1) accrued interest on such Stated Principal Balance at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the Mortgagor or by an advance by the Master Servicer through the end of the calendar month immediately preceding the calendar month in which such REO Property was acquired, plus (2) REO Imputed Interest for such REO Property for each calendar month commencing with the calendar month in which such REO Property was acquired and ending with the calendar month in which such purchase is to be effected, net of the total of all net rental income, Insurance Proceeds, Liquidation Proceeds and Advances that as of the date of purchase had been distributed in respect of REO Imputed Interest pursuant to Section 4.01, (iii) any unreimbursed Servicing Advances, Advances and Nonrecoverable Advances and any unpaid Servicing Fees allocable to such Mortgage Loan or REO Property, (iv) any amounts previously withdrawn from the Collection Account in respect of such Mortgage Loan or REO Property pursuant to Section 3.11 (a)(ix) and Section 3.16(b), (v) in the case of a Mortgage Loan required to be purchased pursuant to Section 2.03, enforcement expenses reasonably incurred or to be incurred by the NIMS Insurer, the Master Servicer or the Trustee in respect of the breach or defect giving rise to the purchase obligation and (vi) in the case of a Mortgage Loan required to be repurchased pursuant to Section 2.03 because of such Mortgage Loan's failure to comply with anti-predatory or abusive lending laws at the time of origination, any additional costs or damages in excess of the amounts to be paid pursuant to clauses (i) through (v) above (including reasonable attorney's fees) incurred by the Trust as a result of the Trust's status as an assignee or purchaser of such Mortgage Loans.

Notwithstanding the foregoing, if an amount of Mortgage Loans (measured by the aggregate principal balance) that is in excess of 2.00% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-Off Date has previously been repurchased (exclusive of any Mortgage Loans purchased by the Master Servicer pursuant to Section 3.16(c)) or substituted for, then in addition to those requirements set forth above, the Purchase Price shall include the amount of any related Prepayment Charge (other than with respect to a Purchase Price paid in connection with Section 9.01).

"Qualified Insurer": Any insurance company acceptable to Fannie Mae.

"Qualified Substitute Mortgage Loan": A mortgage loan substituted for a Deleted Mortgage Loan pursuant to the terms of this Agreement or the Mortgage Loan Purchase Agreement which must, on the date of such substitution, (i) have an outstanding principal balance (or in the case of a substitution of more than one mortgage loan for a Deleted Mortgage Loan, an aggregate principal balance), after application of all scheduled payments of principal and interest due during or prior to the month of substitution, not in excess of, and not more than 5.00% less than, the outstanding principal balance of the Deleted Mortgage Loan as of the Due Date in the calendar month during which the substitution occurs, (ii) have a Mortgage Rate not less than (and not more than one percentage point in excess of) the Mortgage Rate of the Deleted Mortgage Loan, (iii) if the Qualified Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Maximum Mortgage Rate not greater than the Maximum Mortgage Rate on the Deleted Mortgage Loan and have a Minimum Mortgage Rate not less than the Minimum Mortgage Rate of the Deleted Mortgage Loan, (iv) if the Qualified Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a Gross Margin equal to or greater than the Gross Margin of the Deleted Mortgage Loan, (v) if the Qualified Substitute Mortgage Loan is an Adjustable Rate Mortgage Loan, have a next Adjustment Date not more than two months later than the next Adjustment Date on the Deleted Mortgage Loan, (vi) have a remaining term to maturity not greater than (and not more than one year less than) that of the Deleted Mortgage Loan, (vii) be current (with no contractual delinquencies outstanding) as of the date of substitution, (viii) have a Loan-to-Value Ratio as of the date of substitution equal to or lower than the Loan-to-Value Ratio of the Deleted Mortgage Loan as of such date, (ix) have a risk grading determined by the Seller at least equal to the risk grading assigned on the Deleted Mortgage Loan, (x) have been underwritten or reunderwritten by the Seller in accordance with the same or, as determined by the Seller, more favorable, underwriting criteria and guidelines as the Deleted Mortgage Loan, (xi) be secured by the same property type as the Deleted Mortgage Loan, (xii) have a lien priority equal to or superior to that of the Deleted Mortgage Loan, (xiii) be covered by the PMI Policy if the Deleted Mortgage Loan was covered by the PMI Policy, and (xiv) conform to each representation and warranty set forth in Section 6 of the Mortgage Loan Purchase Agreement applicable to the Deleted Mortgage Loan. In the event that one or more mortgage loans are substituted for one or more Deleted Mortgage Loans, the amounts described in clause (i) hereof shall be determined on the basis of aggregate principal balances (applied separately for the Group I Mortgage Loans and Group II Mortgage Loans), the Mortgage Rates described in clauses (ii) through (v) hereof shall be satisfied for each such mortgage loan, the risk gradings described in clause (ix) hereof shall be satisfied as to each such mortgage loan, the terms described in clause (vi) hereof shall be determined on the basis of weighted average remaining term to maturity (provided that no such mortgage loan may have a remaining term to maturity longer than the Deleted Mortgage Loan), the Loan-to-Value Ratios described in clause (viii) hereof shall be satisfied as to each such mortgage loan and, except to the extent otherwise provided in this sentence, the representations and warranties described in clause (xv) hereof must be satisfied as to each Qualified Substitute Mortgage Loan or in the aggregate, as the case may be.

Notwithstanding the foregoing, if an amount of Mortgage Loans (measured by the aggregate principal balance) that is in excess of 2.00% of the aggregate principal balance of the Closing Date Mortgage Loans as of the Cut-Off Date has previously been repurchased (exclusive of any Mortgage Loans purchased by the Master Servicer pursuant to Section 3.16(c)) or substituted for, then in addition to clauses (i) through (xiv) above, each Qualified Substitute Mortgage Loan shall also have a Prepayment Charge provision at least as favorable to the Holders of the related Class P Certificates as the Prepayment Charge provisions in the Deleted Mortgage Loan.

"Rate Change Date": The date specified in the Preliminary Statement for certain REMIC Regular Interests.

"Rating Agency or Rating Agencies": Fitch, Moody's and S&P or their successors. If such agencies or their successors are no longer in existence, "Rating Agencies" shall be such nationally recognized statistical rating agencies, or other comparable Persons, designated by the Depositor, notice of which designation shall be given to the Trustee and the Master Servicer.

"Realized Loss": With respect to any Liquidated Mortgage Loan, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all Net Liquidation Proceeds and Insurance Proceeds in respect of such Mortgage Loan.

"Record Date": With respect to (i) the Class AF Certificates, the Class S Certificates, the Class P Certificates, the Class C Certificates, the Residual Certificates and any Definitive Certificates, the Close of Business on the last Business Day of the calendar month preceding the month in which the related Distribution Date occurs and (ii) with respect to the Class AV Certificates and the Mezzanine Certificates, the Close of Business on the Business Day immediately preceding the related Distribution Date; provided, however, that following the date on which Definitive Certificates for a Class A Certificate or a Mezzanine Certificate are available pursuant to Section 5.02, the Record Date for such Certificates shall be the last

Business Day of the calendar month preceding the month in which the related Distribution Date occurs.

"Recording Documents": As defined in Section 2.01 hereof.

"Reference Banks": Those banks (i) with an established place of business in London, England, (ii) not controlling, under the control of or under common control with the Depositor, the Seller or the Master Servicer or any affiliate thereof and (iii) which have been designated as such by the Trustee with the consent of the NIMS Insurer; provided, however, that if fewer than two of such banks provide a LIBOR rate, then any leading banks selected by the Trustee with the consent of the NIMS Insurer which are engaged in transactions in United States dollar deposits in the international Eurocurrency market.

"Refinanced Mortgage Loan": A Mortgage Loan the proceeds of which were not used to purchase the related Mortgaged Property.

"Regular Certificates": The Class A Certificates, the Class S Certificates, the Mezzanine Certificates, the Class C Certificates and the Class P Certificates.

"Relief Act": The Soldiers' and Sailors' Civil Relief Act of 1940, as amended.

"Relief Act Interest Shortfall": With respect to any Distribution Date, for any Mortgage Loan with respect to which there has been a reduction in the amount of interest collectible thereon for the most recently ended Due Period as a result of the application of the Relief Act, the amount by which (i) interest collectible on such Mortgage Loan during such Due Period is less than (ii) one month's interest on the Principal Balance of such Mortgage Loan at the Mortgage Rate for such Mortgage Loan before giving effect to the application of the Relief Act.

"REMIC": A "real estate mortgage investment conduit" within the meaning of Section 860D of the Code.

"REMIC 1": The segregated pool of assets subject hereto, constituting a primary trust created hereby and to be administered hereunder, with respect to which a REMIC election is to be made consisting of: (i) such Mortgage Loans as from time to time are subject to this Agreement, together with the Mortgage Files relating thereto, and together with all collections thereon and proceeds thereof, (ii) any REO Property, together with all collections thereon and proceeds thereof, (iii) the Trustee's rights with respect to the Mortgage Loans under all insurance policies, including the PMI Policy, required to be maintained pursuant to this Agreement and any proceeds thereof, (iv) the Depositor's rights with respect to the Mortgage Loans under the Mortgage Loan Purchase Agreement (including any security interest created thereby) and (v) the Collection Account, the Distribution Account (subject to the last sentence of this definition) and any REO Account and such assets that are deposited therein from time to time and any investments thereof, together with any and all income, proceeds and payments with respect thereto. Notwithstanding the foregoing, however, a REMIC election will not be made with respect to the Reserve Fund and Master Servicer Prepayment Charge Payment Amounts.

"REMIC 1 Adjusted Group I Rate": A per annum rate equal to the weighted average of the Uncertificated REMIC 1 Pass-Through Rates on the REMIC 1 Group I Regular Interests, weighted on the basis of the Uncertificated Principal Balance of such REMIC 1 Group I Regular Interests, and computed by reducing the rate on REMIC 1 S-1 Interests by 4.25% for the 1st Distribution Date through the 27th Distribution Date.

"REMIC 1 Adjusted Group II Rate": A per annum rate equal to the weighted average of the Uncertificated REMIC 1 Pass-Through Rates on the REMIC 1 Group II Regular Interests, weighted on the basis of the Uncertificated Principal Balances of such REMIC 1 Group II Regular Interests, and computed by reducing the rate on REMIC 1 S-2 Interests by 4.25% for the 1st Distribution Date through the 27th Distribution Date.

"REMIC 1 Group I Regular Interests": REMIC 1 Regular Interest LT1-1, REMIC 1 Regular Interest LT1-P, and the REMIC 1 S1 Interests.

"REMIC 1 Group II Regular Interests": REMIC 1 Regular Interest LT1-2, and the REMIC 1 S2 Interests.

"REMIC 1 Regular Interest LT1-1": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-1 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-2": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-2 shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interest LT1-P": One of the separate non-certificated beneficial ownership interests in REMIC 1 issued hereunder and designated as a Regular Interest in REMIC 1. REMIC 1 Regular Interest LT1-P shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to any Prepayment Charges relating to the Mortgage Loans collected by the Master Servicer and to a distribution of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 Regular Interests": REMIC 1 Regular Interest LT1-1, REMIC 1 Regular Interest LT1-2, REMIC 1 Regular Interest LT1-P, the REMIC 1 S1 Interests and the REMIC 1 S2 Interests.

"REMIC 1 S1 Interests": The regular interests in REMIC 1 that are described in the Preliminary Statement and designated as LT1S1-A through LT1S1-E. Each REMIC 1 S1 Interest shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 1 S2 Interests": The regular interests in REMIC 1 that are described in the Preliminary Statement and designated as LT1S2-A through LT1S2-E. Each REMIC 1 S2 Interest shall accrue interest at the related Uncertificated REMIC 1 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto.

"REMIC 2": The segregated pool of assets consisting of all of the REMIC 1 Regular Interests conveyed in trust to the Trustee, for the benefit of REMIC 3, as holder of the REMIC 2 Regular Interests and the Class R Certificateholders, as holders of the Class R-2 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC 2 Diverted Excess Spread": 0.50% of any amount otherwise payable as accrued interest on the Class C Certificates in respect of the Mortgage Loans that, pursuant to Section 4.01(d)(i)(m), is used to increase the REMIC 2 Overcollateralized Amount.

"REMIC 2 Interest Loss Allocation Amount": With respect to any Distribution Date, an amount equal to (a) the product of (i) 50% of the aggregate Principal Balance of the Mortgage Loans and related REO Properties then outstanding and (ii) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-AA minus the Marker Rate, divided by (b) 12.

"REMIC 2 Marker Allocation Percentage": 50% of any amount payable or loss attributable from REMIC 1 to REMIC 2, which shall be allocated to REMIC 2 Regular Interests LT2-AA, LT2-A1, LT2-A2, LT2-M1, LT2-M2, LT2-M3, LT2-M4, LT2-M5, LT2-ZZ and LT2-P.

"REMIC 2 Overcollateralization Target Amount ": 0.50% of the Overcollateralization Target Amount.

"REMIC 2 Overcollateralized Amount": With respect to any date of determination, (i) 0.50% of the aggregate Uncertificated Principal Balances of the REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4, REMIC 2 Regular Interest LT2-M5, REMIC 2 Regular Interest LT2-ZZ and REMIC 2 Regular Interest LT2-P minus (ii) the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4, REMIC 2 Regular Interest LT2-M5 and REMIC 2 Regular Interest LT2-P, in each case as of such date of determination.

"REMIC 2 Principal Loss Allocation Amount": With respect to any Distribution Date, an amount equal to the product of (i) 0.50% of the aggregate Principal Balance of the Mortgage Loans and REO Properties then outstanding and (ii) 1 minus a fraction, the numerator of which is 2 times the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-A1, LT2-A2, LT2-M1, LT2-M2, LT2-M3, LT2-M4 and LT2-M5 and the denominator of which is the aggregate of the Uncertificated Principal Balances of REMIC 2 Regular Interests LT2-A1, LT2-A2, LT2-M1, LT2-M2, LT2-M3, LT2-M4, LT2-M5 and LT2-ZZ.

"REMIC 2 Regular Interests": Each of the separate non-certificated beneficial ownership interests in REMIC 2 issued hereunder and designated as a Regular Interest in REMIC 2 in the Preliminary Statement herein. REMIC 2 Regular Interests LT2-AA, LT2-A1, LT2-A2, LT2-M1, LT2-M2, LT2-M3, LT2-M4, LT2-M5, LT2-ZZ, LT2-1SUB, LT2-1GRP, LT2-2SUB, LT2-2GRP and LT2-XX shall accrue interest at the related Uncertificated REMIC 2 Pass-Through Rate in effect from time to time, and shall be entitled to distributions of principal, subject to the terms and conditions hereof, in an aggregate amount equal to its initial Uncertificated Principal Balance as set forth in the Preliminary Statement hereto. REMIC 2 Regular Interests LT2-S1-A through LT2-S1-E and REMIC 2 Regular Interests LT2-S2-A through LT2-S2-E shall accrue interest at the related Uncertificated REMIC 2 Pass-Through Rate in effect from time to time and shall not be entitled to distributions of principal. REMIC 2 Regular Interest LT2-P shall accrue interest at the related Uncertificated REMIC 2 Pass-Through Rate in effect from time to time, and shall be entitled to any amounts distributed to REMIC 1 Regular Interest LT1-P.

"REMIC 2 Subordinated Balance Ratio": With respect to each REMIC 2 Regular Interest ending with the designation "SUB" and any Distribution Date, the ratio that (i) the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in a Loan Group as of the Distribution Date over (y) the Certificate Principal Balance of the Senior Certificates related to such Loan Group immediately prior to such Distribution Date, bears to (ii) the aggregate Stated Principal Balance of the Mortgage Loans in such Loan Group as of such Distribution Date.

"REMIC 3": The segregated pool of assets consisting of all of the REMIC 2 Regular Interests conveyed in trust to the Trustee, for the benefit of the Holders of the Regular Certificates (other than the Class C Certificates and the Class P Certificates), REMIC CX, as the holder of the Class C Interest, REMIC PX as holder of the Class P Interest, and the Class R Certificateholders, as holders of the Class R-3 Interest, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC 3 Regular Interests": The Regular Certificates, the Class C Interest and the Class P Interest.

"REMIC CX": The segregated pool of assets consisting of the Class C Interest, conveyed in trust to the Trustee, for the benefit of the Holders of the Class C Certificates and the Class R-CX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC Provisions": Provisions of the federal income tax law relating to real estate mortgage investment conduits which appear at Section 860A through 860G of Subchapter M of Chapter 1 of the Code, and related provisions, and regulations and rulings promulgated thereunder, as the foregoing may be in effect from time to time.

"REMIC PX": The segregated pool of assets consisting of the Class P Interest, conveyed in trust to the Trustee, for the benefit of the Holders of the Class P Certificates and the Class

R-PX Certificates, pursuant to Article II hereunder, and all amounts deposited therein, with respect to which a separate REMIC election is to be made.

"REMIC Regular Interests": The REMIC 1 Regular Interests, the REMIC 2 Regular Interests, and the REMIC 3 Regular Interests.

"REMIC 2 Sub WAC Allocation Percentage": 50% of any amount payable or loss attributable from REMIC 1 to REMIC 2, which shall be allocated to REMIC 2 Regular Interests LT2-1SUB, LT2-1GRP, LT2-2SUB, LT2-2GRP and LT2-XX.

"Remittance Report": A report prepared by the Master Servicer and delivered to the NIMS Insurer and the Trustee pursuant to Section 4.04.

"Rents from Real Property": With respect to any REO Property, gross income of the character described in Section 856(d) of the Code.

"REO Account": The account or accounts maintained by the Master Servicer in respect of an REO Property pursuant to Section 3.23.

"REO Disposition": The sale or other disposition of an REO Property on behalf of the Trust Fund.

"REO Imputed Interest": As to any REO Property, for any calendar month during which such REO Property was at any time part of the Trust Fund, one month's interest at the applicable Net Mortgage Rate on the Principal Balance of such REO Property (or, in the case of the first such calendar month, of the related Mortgage Loan if appropriate) as of the Close of Business on the Distribution Date in such calendar month.

"REO Principal Amortization": With respect to any REO Property, for any calendar month, the excess, if any, of (a) the aggregate of all amounts received in respect of such REO Property during such calendar month, whether in the form of rental income, sale proceeds (including, without limitation, that portion of the Termination Price paid in connection with a purchase of all of the Mortgage Loans and REO Properties pursuant to Section 9.01 that is allocable to such REO Property) or otherwise, net of any portion of such amounts (i) payable pursuant to Section 3.23 in respect of the proper operation, management and maintenance of such REO Property or (ii) payable or reimbursable to the Master Servicer pursuant to Section 3.23 for unpaid Servicing Fees in respect of the related Mortgage Loan and unreimbursed Servicing Advances and Advances in respect of such REO Property or the related Mortgage Loan, over (b) the REO Imputed Interest in respect of such REO Property for such calendar month.

"REO Property": A Mortgaged Property acquired by the Master Servicer on behalf of the Trust Fund through foreclosure or deed-in-lieu of foreclosure, as described in Section 3.23.

"Request for Release": A release signed by a Servicing Representative, in the form of Exhibit E-1 or E-2 attached hereto.

"Reserve Fund": The reserve fund established pursuant to Section 3.26.

"Reserve Interest Rate": With respect to any Interest Determination Date, the rate per annum that the Trustee determines to be either (i) the arithmetic mean (rounded upwards if necessary to the nearest whole multiple of 0.03125%) of the one-month United States dollar lending rates which banks in The City of New York selected by the Trustee with the consent of the NIMS Insurer are quoting on the relevant Interest Determination Date to the principal London offices of leading banks in the London interbank market or (ii) in the event that the Trustee can determine no such arithmetic mean, in the case of any Interest Determination Date after the initial Interest Determination Date, the lowest one-month United States dollar lending rate which such New York banks selected by the Trustee with the consent of the NIMS Insurer are quoting on such Interest Determination Date to leading European banks.

"Residential Dwelling": Any one of the following: (i) a detached one-family dwelling, (ii) a detached two- to four-family dwelling, (iii) a one-family dwelling unit in a Fannie Mae eligible condominium project, (iv) a manufactured home, or (v) a detached one-family dwelling in a planned unit development, none of which is a co-operative or mobile home.

"Residual Certificates": The Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates.

"Residual Interest": The sole class of "residual interests" in a REMIC within the meaning of Section 860G(a)(2) of the Code.

"Responsible Officer": When used with respect to the Trustee, the Chairman or Vice Chairman of the Board of Directors or trustees, the Chairman or Vice Chairman of the Executive or Standing Committee of the Board of Directors or trustees, the President, any vice president, any assistant vice president, the Secretary, any assistant secretary, the Treasurer, any assistant treasurer, the Cashier, any assistant cashier, any trust officer or assistant trust officer, the Controller and any assistant controller or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and, with respect to a particular matter, to whom such matter is referred because of such officer's knowledge of and familiarity with the particular subject.

"S&P": Standard & Poor's, a division of The McGraw-Hill Companies, Inc., or its successor in interest.

"Seller": Long Beach Mortgage Company, a Delaware corporation, or its successor in interest, in its capacity as seller under the Mortgage Loan Purchase Agreement.

"Senior Certificate:" With respect to Loan Group I, the Class AF Certificates, and with respect to Loan Group II, the Class AV Certificates.

"Servicing Account": The account or accounts created and maintained pursuant to Section 3.09.

"Servicing Advances": All customary, reasonable and necessary "out of pocket" costs and expenses (including reasonable attorneys' fees and expenses) incurred by the Master Servicer in the performance of its servicing obligations in connection with a default, delinquencies or other unanticipated event or where reimbursement is otherwise permitted in accordance with any of the terms of this Agreement, including, but not limited to, the cost of (i) the preservation, restoration, inspection and protection of the Mortgaged Property, (ii) any enforcement or judicial proceedings, including foreclosures, (iii) the management and liquidation of the REO Property and (iv) compliance with the obligations under Sections 3.01, 3.09, 3.16, and 3.23.

"Servicing Fee": With respect to each Mortgage Loan and for any calendar month, an amount equal to one month's interest (or in the event of any payment of interest which accompanies a Principal Prepayment in full made by the Mortgagor during such calendar month, interest for the number of days covered by such payment of interest) at the Servicing Fee Rate on the same principal amount on which interest on such Mortgage Loan accrues for such calendar month. A portion of such Servicing Fee may be retained by any Sub-Servicer as its servicing compensation.

"Servicing Fee Rate": 0.50% per annum.

"Servicing Representative": Any officer or employee of the Master Servicer involved in, or responsible for, the administration and servicing of Mortgage Loans, whose name and specimen signature appear on a list of servicing representatives furnished by the Master Servicer to the Trustee and the Depositor on the Closing Date, as such list may from time to time be amended.

"Startup Day": As defined in Section 10.01(b) hereof.

"Stated Principal Balance": With respect to any Mortgage Loan: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, the related Cut-off Date Principal Balance, as shown in the Mortgage Loan Schedule, minus the sum of (i) the principal portion of each Monthly Payment due on a Due Date subsequent to the Cut-off Date, to the extent received from the Mortgagor or advanced by the Master Servicer and distributed pursuant to Section 4.01 on or before such date of determination, (ii) all Principal Prepayments received after the Cut-off Date, to the extent distributed pursuant to Section 4.01 on or before such date of determination, (iii) all Liquidation Proceeds and Insurance Proceeds to the extent distributed pursuant to Section 4.01 on or before such date of determination, and (iv) any Realized Loss incurred with respect thereto as a result of a Deficient Valuation made during or prior to the Due Period for the most recent Distribution Date coinciding with or preceding such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such Mortgage Loan would be distributed, zero. With respect to any REO Property: (a) as of any date of determination up to but not including the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, an amount (not less than zero) equal to the Stated Principal Balance of the related Mortgage Loan as of the date on which such REO Property was acquired on behalf of the Trust Fund, minus the aggregate amount of REO Principal Amortization in respect of such REO Property for all previously ended calendar months, to the extent distributed pursuant to Section 4.01 on or before such date of determination; and (b) as of any date of determination coinciding with or subsequent to the Distribution Date on which the proceeds, if any, of a Liquidation Event with respect to such REO Property would be distributed, zero.

"Stayed Funds": If the Master Servicer is the subject of a proceeding under the federal Bankruptcy Code and the making of a Remittance (as defined in Section 7.02(b)) is prohibited by Section 362 of the federal Bankruptcy Code, funds that are in the custody of the Master Servicer, a trustee in bankruptcy or a federal bankruptcy court and should have been the subject of such Remittance absent such prohibition.

"Stepdown Date": The earlier of (a) the later of (i) the Distribution Date in May 2006 and (ii) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period but prior to distribution of the Principal Distribution Amount in respect of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 39.00% and (b) the date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero.

"Subordinated Net WAC Rate": For any Distribution Date, a per annum rate equal to the weighted average (weighted on the basis of Uncertificated Principal Balances) of:

(a) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-1SUB for such Distribution Date, subject to a cap and a floor equal to the REMIC 1 Adjusted Group I Rate; and

(b) the Uncertificated REMIC 2 Pass-Through Rate for REMIC 2 Regular Interest LT2-2SUB for such Distribution Date, subject to a cap and a floor equal to the REMIC 1 Adjusted Group II Rate.

"Sub-Servicer": Any Person with which the Master Servicer has entered into a Sub-Servicing Agreement and which meets the qualifications of a Sub-Servicer pursuant to Section 3.02.

"Sub-Servicing Account": An account or accounts established by a Sub-Servicer which meets the requirements set forth in Section 3.08 and is otherwise acceptable to the applicable Master Servicer.

"Sub-Servicing Agreement": The written contract between the Master Servicer and a Sub-Servicer relating to servicing and administration of certain Mortgage Loans as provided in Section 3.02.

"Substitution Shortfall Amounts": As defined in Section 2.03(d) hereof.

"Tax Returns": The federal income tax return on Internal Revenue Service Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return, including Schedule Q thereto, Quarterly Notice to Residual Interest Holder of the REMIC Taxable Income or Net Loss Allocation, or any successor forms, to be filed by the Trustee on behalf of each REMIC, together with any and all other information reports or returns that may be required to be furnished to the Certificateholders or filed with the Internal Revenue Service or any other governmental taxing authority under any applicable provisions of federal, state or local tax laws.

"Telerate Page 3750": The display designated as page "3750" on the Dow Jones Telerate Capital Markets Report (or such other page as may replace page 3750 on that report for the purpose of displaying London interbank offered rates of major banks).

"Termination Price": As defined in Section 9.01(a) hereof.

"Terminator": As defined in Section 9.01.

"Transfer": Any direct or indirect transfer, sale, pledge, hypothecation, or other form of assignment of any Ownership Interest in a Certificate.

"Transferee": Any Person who is acquiring by Transfer any Ownership Interest in a Certificate.

"Transferor": Any Person who is disposing by Transfer of any Ownership Interest in a Certificate.

"Trigger Event": A Trigger Event has occurred with respect to a Distribution Date if either a Cumulative Loss Trigger Event or a Delinquency Trigger Event has occurred with respect to such Distribution Date.

"Trust": Long Beach Mortgage Loan Trust 2003-2, the trust created hereunder.

"Trust Fund": All of the assets of the Trust, which is the trust created hereunder consisting of REMIC 1, REMIC 2, REMIC 3, REMIC CX, REMIC PX, the Reserve Fund and any Master Servicer Prepayment Charge Payment Amounts and the Trust's rights under the Cap Agreement.

"Trust REMIC": Any of REMIC 1, REMIC 2, REMIC 3, REMIC CX and/or REMIC PX.

"Trustee": Deutsche Bank National Trust Company, a national banking association, or its successor in interest, or any successor trustee appointed as herein provided.

"Trustee Fee": With respect to each Distribution Date, one-twelfth of the Trustee Fee Rate multiplied by the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Due Period (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

"Trustee Fee Rate": 0.00225% per annum.

"Uncertificated Accrued Interest": With respect to each REMIC Regular Interest on each Distribution Date, an amount equal to one month's interest at the related Uncertificated Pass-Through Rate on the Uncertificated Principal Balance or Uncertificated Notional Amount of such REMIC Regular Interest. In each case, Uncertificated Accrued Interest will be reduced by any Net Prepayment Interest Shortfalls and Relief Act Interest Shortfalls allocated to such REMIC Regular Interests pursuant to Section 1.03.

"Uncertificated Notional Amount":

(a) With respect to REMIC 2 Regular Interests LT2-S1-A and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S1-A for such Distribution Date;

(b) With respect to REMIC 2 Regular Interests LT2-S1-B and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S1-B for such Distribution Date;

(c) With respect to REMIC 2 Regular Interests LT2-S1-C and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S1-C for such Distribution Date;

(d) With respect to REMIC 2 Regular Interests LT2-S1-D and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S1-D for such Distribution Date;

(e) With respect to REMIC 2 Regular Interests LT2-S1-E and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S1-E for such Distribution Date;

(f) With respect to REMIC 2 Regular Interests LT2-S2-A and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S2-A for such Distribution Date;

(g) With respect to REMIC 2 Regular Interests LT2-S2-B and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S2-B for such Distribution Date;

(h) With respect to REMIC 2 Regular Interests LT2-S2-C and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S2-C for such Distribution Date;

(i) With respect to REMIC 2 Regular Interests LT2-S2-D and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S2-D for such Distribution Date; and

(j) With respect to REMIC 2 Regular Interests LT2-S2-E and any Distribution Date, the Uncertificated Principal Balance of the REMIC 1 Regular Interest LT1S2-E for such Distribution Date.

"Uncertificated Pass-Through Rate": The Uncertificated REMIC 1 Pass-Through Rate or the Uncertificated REMIC 2 Pass-Through Rate.

"Uncertificated Principal Balance": With respect to each REMIC Regular Interest (other than the Notional Regular Interests), the principal amount of such REMIC Regular Interest outstanding as of any date of determination. As of the Closing Date, the Uncertificated Principal

Balance of each REMIC Regular Interest (other than the Notional Regular Interests) shall equal the amount set forth in the Preliminary Statement hereto as its initial Uncertificated Principal Balance. On each Distribution Date, the Uncertificated Principal Balance of each REMIC Regular Interest shall be reduced by all distributions of principal made on such REMIC Regular Interest on such Distribution Date pursuant to Section 4.05 and, if and to the extent necessary and appropriate, shall be further reduced on such Distribution Date by Realized Losses as provided in Section 4.06, and the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-ZZ shall be increased by interest deferrals as provided in Section 4.05. The Uncertificated Principal Balance of each REMIC Regular Interest that has an Uncertificated Principal Balance shall never be less than zero. Notwithstanding the foregoing, the Uncertificated Principal Balance of (i) the Class C Interest shall always be equal to the excess, if any, of (A) the then aggregate Uncertificated Principal Balances of the REMIC 2 Regular Interests over (B) the sum of the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class P Interest.

"Uncertificated REMIC 1 Pass-Through Rate": With respect to REMIC 1 Regular Interest LT1-1, REMIC 1 Regular Interest LT1-P and the REMIC 1 S1 Interests and any Distribution Date, a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group I Mortgage Loans, weighted on the basis of the Stated Principal Balances of such Group I Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date. With respect to REMIC 1 Regular Interest LT1-2 and the REMIC 1 S2 Interests and any Distribution Date, a per annum rate equal to the weighted average of the Adjusted Net Mortgage Rates of the Group II Mortgage Loans, weighted on the basis of the Stated Principal Balances of such Group II Mortgage Loans as of the Due Date in the month preceding the month of such Distribution Date.

"Uncertificated REMIC 2 Pass-Through Rate":

(a) With respect to REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4, REMIC 2 Regular Interest LT2-ZZ, REMIC 2 Regular Interest LT2-P, REMIC 2 Regular Interest LT2-1SUB, REMIC 2 Regular Interest LT2-2SUB and REMIC 2 Regular Interest LT2-XX, and any Distribution Date, a per annum rate equal to the weighted average of:

(i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1-1, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(ii) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1-2, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(iii) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1-P, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(iv) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-A over (ii)(A) with respect to the 1st through the 6th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(v) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-B over (ii)(A) with respect to the 1st through the 12th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(vi) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-C over (ii)(A) with respect to the 1st through the 18th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(vii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-D over (ii)(A) with respect to the 1st through the 24th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(viii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-E over (ii)(A) with respect to the 1st through the 27th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance.

(ix) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-A over (ii)(A) with respect to the 1st through the 6th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(x) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-B over (ii)(A) with respect to the 1st through the 12th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(xi) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-C over (ii)(A) with respect to the 1st through the 18th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(xii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-D over (ii)(A) with respect to the 1st through the 24th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance; and

(xiii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-E over (ii)(A) with respect to the 1st through the 27th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance.

(b) With respect to REMIC 2 Regular Interest LT2-1GRP, and any Distribution Date, a per annum rate equal to the weighted average of:

(i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1-1, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(ii) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1-P, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(iii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-A over (ii)(A) with respect to the 1st through the 6th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(iv) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-B over (ii)(A) with respect to the 1st through the 12th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(v) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-C over (ii)(A) with respect to the 1st through the 18th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(vi) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-D over (ii)(A) with respect to the 1st through the 24th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance; and

(vii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S1-E over (ii)(A) with respect to the 1st through the 27th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance.

(c) With respect to REMIC 2 Regular Interest LT2-2GRP, and any Distribution Date, a per annum rate equal to the weighted average of:

(i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1-2, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(ii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-A over (ii)(A) with respect to the 1st through the 6th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(iii) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-B over (ii)(A) with respect to the 1st through the 12th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(iv) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-C over (ii)(A) with respect to the 1st through the 18th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance;

(v) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-D over (ii)(A) with respect to the 1st through the 27th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance; and

(vi) the excess, if any, of (i) the Uncertificated REMIC 1 Pass-Through Rate on REMIC 1 Regular Interest LT1S2-E over (ii)(A) with respect to the 1st through the 27th Distribution Dates, 4.25% and (B) thereafter, 0.00%, weighted on the basis of such REMIC 1 Regular Interest's Uncertificated Principal Balance.

(d) With respect to REMIC 2 Regular Interest LT2S1-A for the 1st through the 6th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(e) With respect to REMIC 2 Regular Interest LT2S1-B for the 1st through the 12th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(f) With respect to REMIC 2 Regular Interest LT2S1-C for the 1st through the 18th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(g) With respect to REMIC 2 Regular Interest LT2S1-D for the 1st through the 24th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(h) With respect to REMIC 2 Regular Interest LT2S1-E for the 1st through the 27th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(i) With respect to REMIC 2 Regular Interest LT2S2-A for the 1st through the 6th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(j) With respect to REMIC 2 Regular Interest LT2S2-B for the 1st through the 12th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(k) With respect to REMIC 2 Regular Interest LT2S2-C for the 1st through the 18th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(l) With respect to REMIC 2 Regular Interest LT2S2-D for the 1st through the 24th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

(m) With respect to REMIC 2 Regular Interest LT2S2-E for the 1st through the 27th Distribution Dates, 4.25% per annum and thereafter, 0.00%.

"Undercollateralized Amount": With respect to any Distribution Date, the amount, if any, by which (i) the sum of the aggregate Certificate Principal Balances of the Class A Certificates and the Mezzanine Certificates and the Uncertificated Principal Balance of the Class P Interest as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date) exceeds (ii) the aggregate Stated Principal Balance of the Mortgage Loans on the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

"Uninsured Cause": Any cause of damage to a Mortgaged Property such that the complete restoration of such property is not fully reimbursable by the hazard insurance policies required to be maintained pursuant to Section 3.14.

"United States Person" or "U.S. Person": (i) A citizen or resident of the United States; (ii) a corporation, partnership or other entity classified as a corporation or partnership for tax purposes created or organized in, or under the laws of, the United States or any political subdivision thereof (except, in the case of a partnership or entity treated as a partnership, to the extent provided in regulations) provided that, solely for purposes of the restrictions on the transfer of the Residual Certificates, no partnership or other entity treated as a partnership shall be treated as a United States Person unless all persons that own an interest in such partnership or other entity, either directly or through any entity that is not a corporation for United States federal income tax purposes, are required by the applicable operative agreement to be United States Persons; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States Persons have the authority to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996, was treated as a United States Person on August 19, 1996, and made a valid election to continue to be treated as a United States Person. The term "United States" shall have the meaning set forth in Section 7701 of the Code or successor provisions.

"Unpaid Interest Shortfall Amount": With respect to the Class A Certificates, the Class S Certificates and the Mezzanine Certificates and (i) the first Distribution Date, zero, and (ii) any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such Class of Certificates for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class of Certificates for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such Class of Certificates in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on such Class of Certificates on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such Class of Certificates for the related Accrual Period.

"Value": With respect to any Mortgaged Property, the lesser of (i) the value thereof as determined by an appraisal made for the originator of the Mortgage Loan at the time of origination of the Mortgage Loan by an appraiser who met the minimum requirements of Fannie Mae, and (ii) the purchase price paid for the related Mortgaged Property by the Mortgagor with the proceeds of the Mortgage Loan, provided, however, in the case of a Refinanced Mortgage Loan, such value of the Mortgaged Property is based solely upon the value determined by an appraisal made for the originator of such Refinanced Mortgage Loan at the time of origination of such Refinanced Mortgage Loan by an appraiser who met the minimum requirements of Fannie Mae.

"Voting Rights": The portion of the voting rights of all of the Certificates which is allocated to any Certificate. At all times the Class A Certificates, the Mezzanine Certificates and the Class C Certificates shall have 97% of the Voting Rights (allocated among the Holders of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates in proportion to the then outstanding Certificate Principal Balances of their respective Certificates), the Class S Certificates shall have 1% of the Voting Rights, the Class P Certificates shall have 1% of the Voting Rights and the Class R Certificates shall have 1% of the Voting Rights, provided that, if and for so long as the Class C Certificates and the Class P Certificates are held by one or more foreign entities and serve as collateral for the NIM Notes, the total combined voting power of such Classes of Certificates shall not exceed 9.9%. The Voting Rights allocated to any Class of Certificates (other than the Class P Certificates and the Class R Certificates) shall be allocated among all Holders of each such Class in proportion to the outstanding Certificate Principal Balance or Notional Amount of such Certificates and the Voting Rights allocated to the Class P Certificates and the Class R Certificates shall be allocated among all Holders of each such Class in proportion to such Holders' respective Percentage Interest; provided, however, that when none of the Regular Certificates are outstanding, 100% of the Voting Rights shall be allocated among Holders of the Class R Certificates in accordance with such Holders' respective Percentage Interests in the Certificates of such Class.

"Washington Mutual Custodian": None of the Mortgage Loans are held by the Washington Mutual Custodian as custodian. References to the Washington Mutual Custodian are left in this Agreement for administrative convenience and shall be completely disregarded. There is no Washington Mutual Custodian under this Agreement and no Person shall have any rights of the Washington Mutual Custodian under this Agreement.

"Washington Mutual Mortgage Loans": The Mortgage Loans acquired by the Seller from Washington Mutual Bank, Washington Mutual Bank, FA, Washington Mutual Bank fsb, or from any of their subsidiaries.

Section 1.02 Accounting.

Unless otherwise specified herein, for the purpose of any definition or calculation, whenever amounts are required to be netted, subtracted or added or any distributions are taken into account, such definition or calculation and any related definitions or calculations shall be determined without duplication of such functions.

Section 1.03 Allocation of Certain Interest Shortfalls.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class A Certificates, the Class S Certificates, the Mezzanine Certificates and the Class C Interest for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated first to the Class C Certificates to the extent of one month's interest at the then applicable Pass-Through Rate on the Notional Amount of such Regular Interest and, then, among the Class A Certificates, the Class S Certificates and the Mezzanine Certificates on a *pro rata* basis based on, and to the extent of, interest for the related Accrual Period at the then applicable respective Pass-Through Rate on the respective Certificate Principal Balance or Notional Amount of each such Certificate.

For purposes of calculating the amount of the Monthly Interest Distributable Amount for the Class C Certificates for any Distribution Date, the aggregate amount of any Net Prepayment Interest Shortfalls and any Relief Act Interest Shortfalls allocated to the Class C Interest pursuant to the paragraph above shall be allocated among the Class C Certificates on a *pro rata* basis based on one month's interest.

For purposes of calculating the amount of Uncertificated Accrued Interest for the REMIC 1 Regular Interests for any Distribution Date, the aggregate amount of any Net Prepayment Interest and Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to REMIC 1 Regular Interest LT1-1, REMIC 1 Regular Interest LT1-2, REMIC 1 Regular Interest LT1S1-A, REMIC 1 Regular Interest LT1S1-B, REMIC 1 Regular Interest LT1S1-C, REMIC 1 Regular Interest LT1S1-D, REMIC Regular Interest LT1S1-E, REMIC 1 Regular Interest LT1S2-A, REMIC 1 Regular Interest LT1S2-B, REMIC 1 Regular Interest LT1S2-C, REMIC 1 Regular Interest LT1S2-D, REMIC Regular Interest LT1S2-E and REMIC 1 Regular Interest LT1-P, in each case to the extent of one month's interest at the then applicable respective Uncertificated REMIC 1 Pass-Through Rate on the respective Uncertificated Principal Balance of each such REMIC 1 Regular Interest.

For purposes of calculating the amount of Uncertificated Accrued Interest for the REMIC 2 Regular Interests for any Distribution Date:

(A) an amount equal to the REMIC 2 Marker Allocation Percentage of any Net Prepayment Interest Shortfalls and the REMIC 2 Marker Allocation Percentage of Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated first to Uncertificated Accrued Interest payable to REMIC 2 Regular Interest LT2-AA and REMIC 2 Regular Interest LT2-ZZ up to an aggregate amount equal to the REMIC 2 Interest Loss Allocation Amount, 98% and 2%, respectively, and thereafter among REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4, REMIC 2 Regular Interest LT2-M5, REMIC 2 Regular Interest LT2-ZZ and REMIC 2 Regular Interest LT2-P, pro rata based on, and to the extent of, one month's interest at the then applicable respective Pass-Through Rate on the respective Uncertificated Principal Balance of each such REMIC 2 Regular Interest; and

(B) the aggregate amount of the REMIC 2 Sub WAC Allocation Percentage of any Net Prepayment Interest Shortfalls and the REMIC 2 Sub WAC Allocation Percentage of Relief Act Interest Shortfalls incurred in respect of the Mortgage Loans for any Distribution Date shall be allocated to REMIC 2 Regular Interests LT2-1SUB, LT2-1GRP, LT2-2SUB, LT2-2GRP and LT2-XX, pro rata based on, and to the extent of, one month's interest at the then applicable respective Pass-Through Rate on the respective Uncertificated Principal Balance of each such REMIC 2 Regular Interest.

Section 1.04 Rights of the NIMS Insurer.

(a) Each of the rights of the NIMS Insurer set forth in this Agreement shall exist so long as the Insured NIM Notes remain outstanding; provided, however, the NIMS Insurer shall not have any rights hereunder (except as provided in Section 9.01) so long as any NIMS Insurer Default is continuing.

(b) Notwithstanding anything to the contrary anywhere in this Agreement, all rights and benefits of the NIMS Insurer hereunder shall permanently terminate upon such time as the Insured NIM Notes shall no longer be outstanding.

## ARTICLE II

## CONVEYANCE OF MORTGAGE LOANS; ORIGINAL ISSUANCE OF CERTIFICATES

Section 2.01 Conveyance of Mortgage Loans.

The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey to the Trustee without recourse for the benefit of the Certificateholders all the right, title and interest of the Depositor, including any security interest therein for the benefit of the Depositor, in and to the Mortgage Loans identified on the Mortgage Loan Schedule, the rights of the Depositor under the Mortgage Loan Purchase Agreement (other than the Depositor's rights under Section 17 thereof) and all other assets included or to be included in REMIC 1. Such assignment includes all scheduled payments on the Mortgage Loans due after the Cut-off Date and all unscheduled collections in respect of the Mortgage Loans received after March 1, 2003 (other than the portion of such collections due on or prior to the Cut-off Date). The Depositor herewith delivers to the Trustee an executed copy of the Mortgage Loan Purchase Agreement and the PMI Policy.

If the assignment and transfer of the Mortgage Loans and the other property specified in Section 2.01 from the Depositor to the Trustee pursuant to this Agreement is held or deemed not to be a sale or is held or deemed to be a pledge of security for a loan, the Depositor intends that the rights and obligations of the parties shall be established pursuant to the terms of this Agreement and that, in such event, (i) the Depositor shall be deemed to have granted and does hereby grant to the Trustee as of the Closing Date a perfected, first priority security interest in the entire right, title and interest of the Depositor in and to the Mortgage Loans and all other property conveyed to the Trust Fund pursuant to this Section 2.01 and all proceeds thereof and (ii) this Agreement shall constitute a security agreement under applicable law.

In connection with such transfer and assignment, the Depositor does hereby deliver to, and deposit with, the Trustee as custodian (in which capacity it will, unless otherwise specified, be acting under this Article II) the following documents or instruments with respect to each Mortgage Loan so transferred and assigned (with respect to each Mortgage Loan, a "Mortgage File"):

(a) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Deutsche Bank National Trust Company, as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b) the original Mortgage with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c) an original Assignment in blank;

(d) the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank;

(e) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f) the original lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy (or a copy of the above, in the case of the Washington Mutual Mortgage Loans), insuring the priority of the Mortgage as a first lien or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

The Master Servicer, in its capacity as Seller, shall promptly (and in no event later than thirty (30) Business Days, subject to extension upon a mutual agreement between the Master Servicer and the Trustee), following the later of the Closing Date and the date of receipt by the Master Servicer of the recording information for a Mortgage submit or cause to be submitted for recording, at no expense to the Trust Fund, the Trustee or the Depositor, in the appropriate public office for real property records, each Assignment referred to in Sections 2.01(c) and (d) above and shall execute each original Assignment referred to in clause (c) above in the following form: "Deutsche Bank National Trust Company, as Trustee under applicable agreement, without recourse." In the event that any such Assignment is lost or returned unrecorded because of a defect therein, the Master Servicer, in its capacity as Seller, shall promptly prepare or cause to be prepared a substitute Assignment or cure or cause to be cured such defect, as the case may be, and thereafter cause each such Assignment to be duly recorded. Notwithstanding the foregoing, the Assignments shall not be required to be completed and submitted for recording with respect to any Mortgage Loan if each Rating Agency does not require recordation in order for such Rating Agency to assign the initial ratings to the Class A Certificates, the Class S Certificates, the Mezzanine Certificates and the Other NIM Notes and the initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer; provided, however, each Assignment shall be submitted for recording by the Master Servicer, in its capacity as Seller, in the manner described above, at no expense to the Trust Fund or the Trustee, upon the earliest to occur of: (i) reasonable direction by Holders of Certificates entitled to at least 25% of the Voting Rights, (ii) the occurrence of a Master Servicer Event of Default, (iii) the occurrence of a bankruptcy, insolvency or foreclosure relating to the Seller, (iv) the occurrence of a servicing transfer as described in Section 7.02 hereof and (v) if the Seller is not the Master Servicer and with respect to any one Assignment, the occurrence of a bankruptcy, insolvency or foreclosure relating to the Mortgagor under the related Mortgage. Notwithstanding the foregoing, if the Master Servicer is unable to pay the cost of recording the Assignments, such expense shall be paid by the Trustee and shall be reimbursable to the Trustee as an Extraordinary Trust Fund Expense.

If any of the documents referred to in Sections 2.01(b), (c), (d) or (e) above (collectively, the "Recording Documents") has as of the Closing Date been submitted for recording but either (x) has not been returned from the applicable public recording office or (y) has been lost or such public recording office has retained the original of such document, the obligations of the Master Servicer, in its capacity as the Seller, to deliver such Recording Documents shall be deemed to be satisfied upon (1) delivery to the Trustee or the applicable Custodian of a copy of each such Recording Document certified by the Seller in the case of (x) above or the applicable public recording office in the case of (y) above to be a true and complete copy of the original that was submitted for recording and (2) if such copy is certified by the Seller, delivery to the Trustee or the applicable Custodian promptly upon receipt thereof, and in any event no later than one year after the Closing Date, of either the original or a copy of such Recording Document certified by the applicable public recording office to be a true and complete copy of the original. In instances where, due to a delay on the part of the recording office where any such Recording Documents have been delivered for recordation, the Recording Documents cannot be delivered to the Trustee or the applicable Custodian within one year after the Closing Date, the Master Servicer, in its capacity as the Seller, shall deliver to the Trustee or the applicable Custodian within such time period an Officer's Certificate stating the date by which the Master Servicer, in its capacity as the Seller, expects to receive such Recording Documents from the applicable recording office. In the event that Recording Documents have still not been received by the Master Servicer, in its capacity as the Seller, and delivered to the Trustee or the applicable Custodian by the date specified in its previous Officer's Certificate delivered to the Trustee or the applicable Custodian, as the case may be, the Master Servicer, in its capacity as the Seller, shall deliver to the Trustee or the applicable Custodian by such date an additional Officer's Certificate stating a revised date by which the Master Servicer, in its capacity as the Seller, expects to receive the applicable Recording Documents. This procedure shall be repeated until the Recording Documents have been received by the Master Servicer, in its capacity as the Seller, and delivered to the Trustee or the applicable Custodian. If the original lender's title insurance policy (or a copy thereof, in the case of the Washington Mutual Mortgage Loans) was not delivered pursuant to Section 2.01(f) above, the Master Servicer, in its capacity as the Seller, shall deliver or cause to be delivered to the Trustee or the applicable Custodian promptly after receipt thereof, and in any event within 120 days after the Closing Date, the original lender's title insurance policy (or a copy thereof, in the case of the Washington Mutual Mortgage Loans). The Master Servicer, in its capacity as the Seller, shall deliver or cause to be delivered to the Trustee or the applicable Custodian promptly upon receipt thereof any other original documents constituting a part of a Mortgage File received with respect to any Mortgage Loan, including, but not limited to, any original documents evidencing an assumption or modification of any Mortgage Loan.

All original documents relating to the Mortgage Loans that are not delivered to the Trustee or the applicable Custodian are and shall be held by or on behalf of the Seller, the Depositor or the Master Servicer, as the case may be, in trust for the benefit of the Trustee on behalf of the Certificateholders. In the event that any such original document is required pursuant to the terms of this Section to be a part of a Mortgage File, such document shall be delivered promptly to the Trustee or the applicable Custodian. Any such original document delivered to or held by the Depositor that is not required pursuant to the terms of this Section to be a part of a Mortgage File, shall be delivered promptly to the Master Servicer.

Section 2.02 Acceptance of REMIC 1 by the Trustee.

Subject to the provisions of Section 2.01 and subject to any exceptions noted on the exception report described in the next paragraph below, the Trustee or a Custodian on behalf of the Trustee, as applicable, acknowledges receipt of the documents referred to in Section 2.01 above and all other assets included in the definition of "REMIC 1" under clauses (i), (iii), (iv) and (vi) (to the extent of amounts deposited into the Distribution Account) and declares that it holds and will hold such documents and the other documents delivered to it constituting the Mortgage File, and all such assets and such other assets included in the definition of "REMIC 1" in trust for the exclusive use and benefit of all present and future Certificateholders.

The Trustee or the Custodian, as applicable, agrees, for the benefit of the Certificateholders, to review each Mortgage File on or before the Closing Date, with respect to each Mortgage Loan and to certify to the Trustee, the NIMS Insurer, the Depositor and the Master Servicer in substantially the form attached hereto as Exhibit F-1 that, as to each Closing Date Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or any Mortgage Loan specifically identified in the exception report annexed thereto as not being covered by such certification), (i) all documents constituting part of such Mortgage File (other than such documents described in Section 2.01(e)) required to be delivered to it pursuant to this Agreement are in its possession, (ii) such documents have been reviewed by the Trustee or the Washington Mutual Custodian, as applicable and are not mutilated, torn or defaced unless initialed by the related borrower and relate to such Mortgage Loan and (iii) based on the Trustee's examination and only as to the foregoing, the information set forth in the Mortgage Loan Schedule that corresponds to items (i), (ii), (ix), (xii), (xiv) (to the extent of the Periodic Rate Cap for the first Adjustment Date and subsequent Adjustment Dates) and (xvi) of the definition of "Mortgage Loan Schedule" accurately reflects information set forth in the Mortgage File. It is herein acknowledged that, in conducting such review, neither the Trustee nor any Custodian is under any duty or obligation (i) to inspect, review or examine any such documents, instruments, certificates or other papers to determine whether they are genuine, enforceable, or appropriate for the represented purpose (including with respect to Section 2.01(f), whether such title insurance policy (a) contains all necessary endorsements, (b) insures the priority of the Mortgage as a first lien or (c) whether the interest vested in the Mortgagor is a fee interest) or whether they have actually been recorded or that they are other than what they purport to be on their face or (ii) to determine whether any Mortgage File should include any of the documents specified in clause (e) of Section 2.01.

Prior to the first anniversary date of this Agreement, the Trustee shall deliver (or, with respect to the Mortgage Loans held by another Custodian, such Custodian shall deliver) to the Depositor, the Master Servicer and the NIMS Insurer a final certification in the form annexed hereto as Exhibit F-2 evidencing the completeness of the Mortgage Files, with any applicable exceptions noted thereon.

If in the process of reviewing the Mortgage Files and making or preparing, as the case may be, the certifications referred to above, the Trustee holding such Mortgage Files or any Custodian holding such Mortgage Files finds any document or documents constituting a part of a Mortgage File to be missing or defective in any material respect, at the conclusion of its review the Trustee shall so notify or such other Custodian shall notify the Depositor, the Seller, the NIMS Insurer and the Master Servicer. In addition, upon the discovery by the Depositor, the Master Servicer or the Trustee of a breach of any of the representations and warranties made by the Seller in the Mortgage Loan Purchase Agreement in respect of any Mortgage Loan which materially and adversely affects the value of such Mortgage Loan or the interests of the related Certificateholders in such Mortgage Loan, the party discovering such breach shall give prompt written notice to the other parties.

Section 2.03 Cure, Repurchase or Substitution of Mortgage Loans by the Seller; Remedies for Breaches by Depositor or Master Servicer; Remedies for Breaches Relating to Prepayment Charges.

(a) Upon discovery or receipt of notice of any materially defective document in, or that a document is missing from, the Mortgage File or of the breach by the Seller of any representation, warranty or covenant under the Mortgage Loan Purchase Agreement in respect of any Mortgage Loan which materially and adversely affects the value of such Mortgage Loan or the interest therein of the Certificateholders (in the case of any such representation or warranty made to the knowledge or the best of knowledge of the Seller, as to which the Seller has no knowledge, without regard to the Seller's lack of knowledge with respect to the substance of such representation or warranty being inaccurate at the time it was made), the Trustee shall promptly notify the Depositor, the Seller, the NIMS Insurer and the Master Servicer of such defect, missing document or breach and request that the Seller deliver such missing document or cure such defect or breach within 90 days from the date the Seller was notified of such missing document, defect or breach (except as described in Section 2.03(e)), and if the Seller does not deliver such missing document or cure such defect or breach in all material respects during such period, the Master Servicer (or, in accordance with Section 3.02(b), the Trustee) shall enforce the obligations of the Seller under the Mortgage Loan Purchase Agreement to repurchase such

Mortgage Loan from REMIC 1 at the Purchase Price within 90 days after the date on which the Seller was notified (subject to Section 2.03(e)) of such missing document, defect or breach, if and to the extent that the Seller is obligated to do so under the Mortgage Loan Purchase Agreement. The Purchase Price for the repurchased Mortgage Loan shall be deposited in the Collection Account, and the Trustee or a Custodian, as applicable, upon receipt of written certification from the Master Servicer of such deposit, shall release to the Seller the related Mortgage File, and the Trustee or a Custodian on behalf of the Trustee, as applicable, shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Seller shall furnish to it or such Custodian, as applicable, and as shall be necessary to vest in the Seller any Mortgage Loan released pursuant hereto, and neither the Trustee nor any Custodian shall have any further responsibility with regard to such Mortgage File. In lieu of repurchasing any such Mortgage Loan as provided above, if so provided in the Mortgage Loan Purchase Agreement, the Seller may cause such Mortgage Loan to be removed from REMIC 1 (in which case it shall become a Deleted Mortgage Loan) and substitute one or more Qualified Substitute Mortgage Loans in the manner and subject to the limitations set forth in Section 2.03(d). It is understood and agreed that the obligation of the Seller to cure or to repurchase (or to substitute for) any Mortgage Loan as to which a document is missing, a material defect in a constituent document exists or as to which such a breach has occurred and is continuing shall constitute the sole remedy respecting such omission, defect or breach available to the Certificateholders, the Trustee on behalf of the Certificateholders, and the NIMS Insurer.

(b) Within 90 days of the earlier of discovery by the Depositor or receipt of notice by the Depositor of the breach of any representation or warranty of the Depositor set forth in Section 2.05 with respect to any Mortgage Loan, which materially adversely affects the value of such Mortgage Loan or the interest therein of the Certificateholders, the Depositor shall cure such breach in all material respects.

(c) As promptly as practicable (and no later than 90 days) after the earlier of discovery by the Master Servicer or receipt of notice by the Master Servicer of the breach of any representation, warranty or covenant of the Master Servicer set forth in Section 2.04 which materially and adversely affects the value of any Mortgage Loan or the interests of the Certificateholders in any Mortgage Loan, the Master Servicer shall cure such breach in all material respects.

Within 90 days of the earlier of discovery by the Master Servicer or receipt of notice by the Master Servicer of the breach of any representation, warranty or covenant of the Master Servicer set forth in Section 2.04(a)(vii) or (viii) which materially and adversely affects the interests of the Holders of the Class P Certificates to any Prepayment Charge, the Master Servicer shall cure such breach in all material respects. If the representation made by the Master Servicer in its capacity as Seller in Section 2.04(a)(vii) is breached, the Master Servicer in its capacity as Seller shall pay into the Collection Account the amount of the scheduled Prepayment Charge, less any amount previously collected and deposited by, or paid by, the Master Servicer into the Collection Account; and if the covenant made by the Master Servicer in Section 2.04(a)(viii) is breached, the Master Servicer shall pay into the Collection Account the amount of the waived Prepayment Charge.

(d) Any substitution of Qualified Substitute Mortgage Loans for Deleted Mortgage Loans made pursuant to Section 2.03(a) shall be effected prior to the date which is two years after the Startup Date for REMIC 1.

As to any Deleted Mortgage Loan for which the Seller substitutes a Qualified Substitute Mortgage Loan or Loans, such substitution shall be effected by the Seller delivering to the Trustee (or, with respect to the Mortgage Loans held by another Custodian, to such Custodian) on behalf of the Trustee, for such Qualified Substitute Mortgage Loan or Loans, the Mortgage Note, the Mortgage, the Assignment to the Trustee, and such other documents and agreements, with all necessary endorsements thereon, as are required by Section 2.01, together with an Officers' Certificate providing that each such Qualified Substitute Mortgage Loan satisfies the definition thereof and specifying the Substitution Shortfall Amounts (as described below), if any, in connection with such substitution. The Trustee shall acknowledge or with respect to the Mortgage Loans held by another Custodian such other Custodian shall acknowledge receipt for such Qualified Substitute Mortgage Loan or Loans and, within ten Business Days thereafter, review such documents as specified in Section 2.02 and deliver to the Depositor, the Master Servicer and the NIMS Insurer, with respect to such Qualified Substitute Mortgage Loan or Loans, a certification substantially in the form attached hereto as Exhibit F-1, with any applicable exceptions noted thereon. Within one year of the date of substitution, the Trustee shall deliver or with respect to the Mortgage Loans held by another Custodian, such other Custodian shall deliver to the Depositor, the Seller, the NIMS Insurer and the Master Servicer a certification substantially in the form of Exhibit F-2 hereto with respect to such Qualified Substitute Mortgage Loan or Loans, with any applicable exceptions noted thereon. Monthly Payments due with respect to Qualified Substitute Mortgage Loans in the month of substitution are not part of REMIC 1 and will be retained by the Seller. For the month of substitution, distributions to Certificateholders will reflect the Monthly Payment due on such Deleted Mortgage Loan on or before the Due Date in the month of substitution, and the Seller shall thereafter be entitled to retain all amounts subsequently received in respect of such Deleted Mortgage Loan. The Trustee shall give or cause to be given written notice to the NIMS Insurer and the Certificateholders that such substitution has taken place, and the Master Servicer shall amend or cause to be amended the Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to reflect the removal of such Deleted Mortgage Loan from the terms of this Agreement and the substitution of the Qualified Substitute Mortgage Loan or Loans and shall deliver a copy of such amended Mortgage Loan Schedule and, if applicable, the Prepayment Charge Schedule to the NIMS Insurer and the Trustee. Upon such substitution, such Qualified Substitute Mortgage Loan or Loans shall constitute part of the Mortgage Pool and shall be subject in all respects to the terms of this Agreement and the Mortgage Loan Purchase Agreement, including all applicable representations and warranties thereof included in the Mortgage Loan Purchase Agreement as of the date of substitution.

For any month in which the Seller substitutes one or more Qualified Substitute Mortgage Loans for one or more Deleted Mortgage Loans, the Master Servicer will determine the amounts (the "Substitution Shortfall Amounts"), if any, by which the aggregate Purchase Price of all such Deleted Mortgage Loans in Loan Group I or Loan Group II, respectively, exceeds the aggregate of the Stated Principal Balance of the Qualified Substitute Mortgage Loans that will become part of Loan Group I or Loan Group II, respectively, as of the date of substitution, together with one month's interest on such Stated Principal Balance at the applicable Net Mortgage Rate, plus all outstanding Advances and Servicing Advances with respect to such Deleted Mortgage Loan. On the date of such substitution, the Seller will deliver or cause to be delivered to the Master Servicer for deposit in the Collection Account an amount equal to the sum of Substitution Shortfall Amounts, if any (which for federal income tax purposes will be treated as payment for the repurchase of that portion of the Deleted Mortgage Loans), and the Trustee, upon receipt of the related Qualified Substitute Mortgage Loan or Loans (or acknowledgement of such receipt by another Custodian) and certification by the Master Servicer of such deposit, shall release or, if such Mortgage File is held by another Custodian, such Custodian shall release to the Seller the related Mortgage File or Files and the Trustee shall execute and deliver or, if such Mortgage File is held by another Custodian, such Custodian shall execute and deliver such instruments of transfer or assignment, without recourse, as the Seller shall deliver to it or such Custodian, as applicable, and as shall be necessary to vest therein any Deleted Mortgage Loan released pursuant hereto.

In addition, the Master Servicer in its capacity as Seller shall obtain at its own expense and deliver to the NIMS Insurer and the Trustee an Opinion of Counsel to the effect that such substitution will not cause (a) any federal tax to be imposed on REMIC 1, created hereunder, including without limitation, any federal tax imposed on "prohibited transactions" under Section 860F(a)(1) of the Code or on contributions after the startup day under Section 860G(d)(1) of the Code, or (b) any Trust REMIC hereunder to fail to qualify as a REMIC at any time that any Certificate is outstanding.

(e) Upon discovery by the Depositor, the Seller, the Master Servicer or the Trustee that any Mortgage Loan does not constitute a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code, the party discovering such fact shall within two Business Days give written notice thereof to the other parties. In connection therewith, the Master Servicer in its capacity as Seller shall repurchase or, subject to the limitations set forth in Section 2.03(d), substitute one or more Qualified Substitute Mortgage Loans for the affected Mortgage Loan within 90 days of the earlier of discovery or receipt of such notice with respect to such affected Mortgage Loan. Any such repurchase or substitution shall be made in the same manner as set forth in Section 2.03(a). The Trustee shall reconvey to the Seller the Mortgage Loan to be released pursuant hereto in the same manner, and on the same terms and conditions, as it would a Mortgage Loan repurchased for breach of a representation or warranty.

Section 2.04 Representations, Warranties and Covenants of the Master Servicer.

(a) The Master Servicer hereby represents, warrants and covenants to the Trustee, for the benefit of the Trustee and the Certificateholders, and to the Depositor, that as of the Closing Date or as of such date specifically provided herein:

(i) The Master Servicer is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, is duly authorized and qualified to transact any and all business contemplated by this Agreement and has all licenses necessary to carry on its business as now being conducted and is licensed, qualified and in good standing in the states where the Mortgaged Properties are located if the laws of such state require licensing or qualification in order to conduct business of the type conducted by the Master Servicer or to ensure the enforceability or validity of each Mortgage Loan and, in any event, is in compliance with the doing business laws of any such State, to the extent necessary to ensure its ability to enforce each Mortgage Loan and to service the Mortgage Loans in accordance with the terms of this Agreement;

(ii) The Master Servicer has the full power and authority to service each Mortgage Loan, to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary action on the part of the Master Servicer the execution, delivery and performance of this Agreement; and this Agreement, assuming the due authorization, execution and delivery thereof by the Depositor and the Trustee, constitutes a legal, valid and binding obligation of the Master Servicer, enforceable against the Master Servicer in accordance with its terms, except to the extent that (a) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(iii) The execution and delivery of this Agreement by the Master Servicer, the servicing of the Mortgage Loans by the Master Servicer hereunder, the consummation by the Master Servicer of any other of the transactions herein contemplated, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Master Servicer and will not (A) result in a breach of any term or provision of the charter or by-laws of the Master Servicer or (B) conflict with, result in a breach, violation or acceleration of, or result in a default under, the terms of any other material agreement or instrument to which the Master Servicer is a party or by which it may be bound, or any statute, order or regulation applicable to the Master Servicer of any court, regulatory body, administrative agency or governmental body having jurisdiction over the Master Servicer; and the Master Servicer is not a party to, bound by, or in breach or violation of any indenture or other agreement or instrument, or subject to or in violation of any statute, order or regulation of any court, regulatory body, administrative agency or governmental body having jurisdiction over it, which materially and adversely affects or, to the Master Servicer's knowledge, would in the future materially and adversely affect, (x) the ability of the Master Servicer to perform its obligations under this Agreement or (y) the business, operations, financial condition, properties or assets of the Master Servicer taken as a whole;

(iv) The Master Servicer is an approved seller/servicer for Fannie Mae or Freddie Mac in good standing and is a HUD approved mortgagee pursuant to Section 203 and Section 211 of the National Housing Act;

(v) No litigation is pending against the Master Servicer that would materially and adversely affect the execution, delivery or enforceability of this Agreement or the ability of the Master Servicer to service the Mortgage Loans or to perform any of its other obligations hereunder in accordance with the terms hereof;

(vi) No consent, approval, authorization or order of any court or governmental agency or body is required for the execution, delivery and performance by the Master Servicer of, or compliance by the Master Servicer with, this Agreement or the consummation by the Master Servicer of the transactions contemplated by this Agreement, except for such consents, approvals, authorizations or orders, if any, that have been obtained prior to the Closing Date;

(vii) The information set forth in the Prepayment Charge Schedule is complete, true and correct in all material respects at the date or dates respecting which such information is furnished and each Prepayment Charge is permissible and enforceable in accordance with its terms under applicable law upon the Mortgagor's voluntary principal prepayment (except to the extent that: (1) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally; or (2) the collectability thereof may be limited due to acceleration in connection with a foreclosure or other involuntary prepayment); provided that the representation, warranty and covenant contained in this clause (vii) is made by the Master Servicer only in its capacity as Seller; and

(viii) The Master Servicer will not waive any Prepayment Charge or part of a Prepayment Charge unless such waiver is related to a default or a reasonably foreseeable default and would maximize recovery of total proceeds taking into account the value of such Prepayment Charge and related Mortgage Loan and doing so is standard and customary in servicing mortgage loans similar to the Mortgage Loans (including any waiver of a Prepayment Charge in connection with a refinancing of a Mortgage Loan that is related to a default or a reasonably foreseeable default).

(ix) For each Mortgage Loan, the Master Servicer will accurately, fully and in a timely manner report its borrower credit files to each of Equifax, Transunion, and Experian (the "Credit Repositories").

(b) It is understood and agreed that the representations, warranties and covenants set forth in this Section 2.04 shall survive delivery of the Mortgage Files to the Trustee or a Custodian, as the case may be, and shall inure to the benefit of the Trustee, the Depositor and the Certificateholders. Upon discovery by any of the Depositor, the Master Servicer or the Trustee of a breach of any of the foregoing representations, warranties and covenants which materially and adversely affects the value of any Mortgage Loan, Prepayment Charge or the interests therein of the Certificateholders, the party discovering such breach shall give prompt written notice (but in no event later than two Business Days following such discovery) to the other of such parties. The obligation of the Master Servicer set forth in Section 2.03(c) to cure breaches (or, in the case of (a)(vii) or (a)(viii) above, to pay a Master Servicer Prepayment Charge Payment Amount) shall constitute the sole remedy against the Master Servicer available to the Certificateholders, the Depositor, the NIMS Insurer or the Trustee on behalf of the Certificateholders respecting a breach of the representations, warranties and covenants contained in this Section 2.04. The preceding sentence shall not, however, limit any remedies available to the Certificateholders, the Depositor, the NIMS Insurer or the Trustee on behalf of the Certificateholders, (i) pursuant to the Mortgage Loan Purchase Agreement signed by the Master Servicer in its capacity as Seller, respecting a breach of the representations, warranties and covenants of the Master Servicer in its capacity as Seller contained in the Mortgage Loan Purchase Agreement or (ii) pursuant to Section 7.01 hereof.

Section 2.05 Representations and Warranties of the Depositor.

The Depositor hereby represents, warrants and covenants to the Trustee, for the benefit of the Trustee and the Certificateholders, and to the Master Servicer, that as of the Closing Date or as of such date specifically provided herein:

(i) Each of this Agreement and the Mortgage Loan Purchase Agreement constitutes a legal, valid and binding obligation of the Depositor, enforceable against the Depositor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights in general and except as such enforceability may be limited by general principles of equity (whether considered in a proceeding at law or in equity);

(ii) Immediately prior to the sale and assignment by the Depositor to the Trustee on behalf of the Trust of each Mortgage Loan, the Depositor had good and marketable title to each Mortgage Loan subject to no prior lien, claim, participation interest, mortgage, security interest, pledge, charge or other encumbrance or other interest of any nature;

(iii) As of the Closing Date, the Depositor has transferred all right, title interest in the Mortgage Loans to the Trustee on behalf of the Trust;

(iv) The Depositor is solvent and will not be made insolvent by the transfer of the Mortgage Loans. The Depositor has not transferred the Mortgage Loans to the Trustee with any intent to hinder, delay or defraud any of its creditors;

(v) The Depositor has been duly incorporated and is validly existing as a corporation in good standing under the laws of Delaware, with full corporate power and authority to own its assets and conduct its business as presently being conducted;

(vi) The Depositor is not in violation of its articles of incorporation or by-laws or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which the Depositor is a party or by which it or its properties may be bound, which default might result in any material adverse changes in the financial condition, earnings, affairs or business of the Depositor or which might materially and adversely affect the properties or assets, taken as a whole, of the Depositor;

(vii) The execution, delivery and performance of this Agreement and the Mortgage Loan Purchase Agreement by the Depositor, and the consummation of the transactions contemplated hereby and thereby, do not and will not result in a material breach or violation of any of the terms or provisions of, or, to the knowledge of the Depositor, constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Depositor is a party or by which the Depositor is bound or to which any of the property or assets of the Depositor is subject, nor will such actions result in any violation of the provisions of the articles of incorporation or by-laws of the Depositor or, to the best of the Depositor's knowledge without independent investigation, any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Depositor or any of its properties or assets (except for such conflicts, breaches, violations and defaults as would not have a material adverse effect on the ability of the Depositor to perform its obligations under this Agreement or the Mortgage Loan Purchase Agreement);

(viii) To the best of the Depositor's knowledge without any independent investigation, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body of the United States or any other jurisdiction is required for the issuance of the Certificates, or the consummation by the Depositor of the other transactions contemplated by this Agreement or the Mortgage Loan Purchase Agreement, except such consents, approvals, authorizations, registrations or qualifications as (a) may be required under State securities or blue sky laws, (b) have been previously obtained or (c) the failure of which to obtain would not have a material adverse effect on the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or the Mortgage Loan Purchase Agreement;

(ix) There are no actions, proceedings or investigations pending before or, to the Depositor's knowledge, threatened by any court, administrative agency or other tribunal to which the Depositor is a party or of which any of its properties is the subject: (a) which if determined adversely to the Depositor would have a material adverse effect on the business, results of operations or financial condition of the Depositor; (b) asserting the invalidity of this Agreement, the Mortgage Loan Purchase Agreement or the Certificates; (c) seeking to prevent the issuance of the Certificates or the consummation by the Depositor of any of the transactions contemplated by this Agreement or the Mortgage Loan Purchase Agreement, as the case may be; or (d) which might materially and adversely affect the performance by the Depositor of its obligations under, or the validity or enforceability of, this Agreement or the Mortgage Loan Purchase Agreement; and

(x) The Depositor has the full power and authority to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary action on the part of the Depositor the execution, delivery and performance of this Agreement and this Agreement, assuming the due authorization, execution and delivery thereof by the parties thereto other than the Depositor, constitutes a legal, valid and binding obligation of the Depositor, enforceable against the Depositor in accordance with its terms, except to the extent that (a) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 2.06 Issuance of Certificates.

The Trustee acknowledges the assignment to it of the Mortgage Loans and the delivery to it or a Custodian of the Mortgage Files, subject to the provisions of Sections 2.01 and 2.02, together with the assignment to it of all other assets included in the Trust Fund, receipt of which is hereby acknowledged. Concurrently with such assignment and delivery and in exchange therefor, the Trustee, pursuant to the written request of the Depositor executed by an officer of the Depositor, has executed, authenticated and delivered to or upon the written order of the Depositor, the Certificates in authorized denominations. The interests evidenced by the Certificates constitute the entire beneficial ownership interest in the Trust Fund.

Section 2.07 Reserved.

Section 2.08 Conveyance of REMIC Regular Interests and Acceptance of REMIC 1 by the Trustee; Issuance of Certificates.

(a) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the REMIC 1 Regular Interests for the benefit of the holders of the REMIC 2 Regular Interests and the Class R-2 Interest. The Trustee acknowledges receipt of the REMIC 1 Regular Interests (which are uncertificated) and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the REMIC 2 Regular Interests and the Class R-2 Interest. The interests evidenced by the Class R-2 Interest, together with the REMIC 2 Regular Interests, constitute the entire beneficial ownership interest in REMIC 2.

(b) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the REMIC 2 Regular Interests for the benefit of the holders of the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R-CX Certificates and the Class R-PX Certificates), REMIC CX, as holder of the Class C Interest, and REMIC PX, as holder of the Class P Interest. The Trustee acknowledges receipt of the REMIC 2 Regular Interests (which are uncertificated) and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Certificates (other than the Class C Certificates, the Class P Certificates, the Class R-CX Certificates and the Class R-PX Certificates), and REMIC CX, as holder of the Class C Interest, and REMIC PX, as holder of the Class P Interest. The interests evidenced by the Class R-3 Interest, the Regular Certificates (other than the Class C Certificates and the Class P Certificates), and the REMIC 3 Regular Interests, constitute the entire beneficial ownership interest in REMIC 3.

(c) In exchange for the REMIC 2 Regular Interests and, concurrently with the assignment to the Trustee thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee has executed, authenticated and delivered to or upon the order of the Depositor, the Regular Certificates (other than the Class C Certificates and the Class P Certificates) in authorized denominations evidencing (together with the Class R-3 Interest and the REMIC 3 Regular Interests) the entire beneficial ownership interest in REMIC 3.

(d) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the Class C Interest for the benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The Trustee acknowledges receipt of the Class C Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class C Certificates and the Class R-CX Certificates. The interests evidenced by the Class C Certificates and the Class R-CX Certificates constitute the entire beneficial ownership interest in REMIC CX.

(e) In exchange for the Class C Interest and, concurrently with the assignment to the Trustee thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee has executed, authenticated and delivered to or upon the order of the Depositor, the Class C Certificates in authorized denominations evidencing (together with the Class R-CX Interest) the entire beneficial ownership interest in REMIC CX.

(f) The Depositor, concurrently with the execution and delivery hereof, does hereby transfer, assign, set over and otherwise convey in trust to the Trustee without recourse all the right, title and interest of the Depositor in and to the Class P Interest for the benefit of the holders of the Class P Certificates and the Class R-PX Interest. The Trustee acknowledges receipt of the Class P Interest and declares that it holds and will hold the same in trust for the exclusive use and benefit of the holders of the Class P Certificates and the Class R-PX Certificates. The interests evidenced by the Class P Certificates and the Class R-PX Certificates constitute the entire beneficial ownership interest in REMIC PX.

(g) In exchange for the Class P Interest and, concurrently with the assignment to the Trustee thereof, pursuant to the written request of the Depositor executed by an officer of the Depositor, the Trustee has executed, authenticated and delivered to or upon the order of the Depositor, the Class P Certificates in authorized denominations evidencing (together with the Class R-PX Interest) the entire beneficial ownership interest in REMIC PX.

(h) Concurrently with (i) the assignment and delivery to the Trustee of REMIC 1 (including the Residual Interest therein represented by the Class R-1 Interest) and the acceptance by the Trustee thereof, pursuant to Section 2.01, Section 2.02 and Section 2.08(a), (ii) the assignment and delivery to the Trustee of REMIC 2 (including the Residual Interest therein represented by the Class R-2 Interest) and the acceptance by the Trustee thereof, pursuant to Section 2.08(b), and (iii) the assignment and delivery to the Trustee of REMIC 3 (including the Residual Interest therein represented by the Class R-3 Interest) and the acceptance by the Trustee thereof, pursuant to Section 2.08(d) and Section 2.08(f), the Trustee, pursuant to the written request of the Depositor executed by an officer of the Depositor, has executed, authenticated and delivered to or upon the order of the Depositor, the Class R Certificates in authorized denominations evidencing the Class R-1 Interest, the Class R-2 Interest, and the Class

R-3 Interest, the Class R-CX Certificates evidencing the Class R-CX Interest and the Class R-PX Certificates evidencing the Class R-PX Interest.

## ARTICLE III

## ADMINISTRATION AND SERVICING OF THE MORTGAGE LOANS

### Section 3.01 Master Servicer to Act as Master Servicer.

The Master Servicer shall service and administer the Mortgage Loans on behalf of the Trustee and in the best interests of and for the benefit of the Certificateholders (as determined by the Master Servicer in its reasonable judgment) in accordance with the terms of this Agreement and the respective Mortgage Loans and, to the extent consistent with such terms, in the same manner in which it services and administers similar mortgage loans for its own portfolio, giving due consideration to customary and usual standards of practice of mortgage lenders and loan servicers administering similar mortgage loans in the local areas where the related Mortgaged Property is located but without regard to:

(i) any relationship that the Master Servicer, any Sub-Servicer or any Affiliate of the Master Servicer or any Sub-Servicer may have with the related Mortgagor;

(ii) the ownership or non-ownership of any Certificate by the Master Servicer or any Affiliate of the Master Servicer;

(iii) the Master Servicer's obligation to make Advances or Servicing Advances; or

(iv) the Master Servicer's or any Sub-Servicer's right to receive compensation for its services hereunder or with respect to any particular transaction.

To the extent consistent with the foregoing, the Master Servicer shall seek to maximize the timely and complete recovery of principal and interest on the Mortgage Notes. Subject only to the above-described servicing standards and the terms of this Agreement and of the respective Mortgage Loans, the Master Servicer shall have full power and authority, acting alone or through Sub-Servicers as provided in Section 3.02, to do or cause to be done any and all things in connection with such servicing and administration in accordance with policies and procedures generally accepted in the mortgage banking industry. Without limiting the generality of the foregoing, the Master Servicer in its own name or in the name of a Sub-Servicer is hereby authorized and empowered by the Trustee when the Master Servicer believes it appropriate in its best judgment in accordance with the servicing standards set forth above, to execute and deliver, on behalf of the Certificateholders and the Trustee, and upon notice to the Trustee, any and all instruments of satisfaction or cancellation, or of partial or full release or discharge, and all other comparable instruments, with respect to the Mortgage Loans and the Mortgaged Properties and to institute foreclosure proceedings or obtain a deed-in-lieu of foreclosure so as to convert the ownership of such properties, and to hold or cause to be held title to such properties, on behalf of the Trustee and Certificateholders. The Master Servicer shall service and administer the Mortgage Loans in accordance with applicable state and federal law and shall provide to the Mortgagors any reports required to be provided to them thereby. The Master Servicer shall also comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any standard hazard insurance policy. Subject to Section 3.17, the Trustee, shall execute, at the written direction of the Master Servicer, and furnish to the Master Servicer and any Sub-Servicer such documents as are necessary or appropriate to enable the Master Servicer or any Sub-Servicer to carry out their servicing and administrative duties hereunder, and the Trustee hereby grants to the Master Servicer and each Sub-Servicer a power of attorney to carry out such duties including a power of attorney to take title to Mortgaged Properties after foreclosure on behalf of the Trustee and the Certificateholders. The Trustee, at the direction of the Master Servicer, shall execute a separate power of attorney in favor of (and furnish such power of attorney to) the Master Servicer and/or each Sub-Servicer for the purposes described herein to the extent necessary or desirable to enable the Master Servicer to perform its duties hereunder. The Trustee shall not be liable for the actions of the Master Servicer or any Sub-Servicers under such powers of attorney.

Subject to Section 3.09 hereof, in accordance with the standards of the preceding paragraph, the Master Servicer shall advance or cause to be advanced funds as necessary for the purpose of effecting the timely payment of taxes and assessments on the Mortgaged Properties, which advances shall be Servicing Advances reimbursable in the first instance from collections on the related Mortgage Loans from the Mortgagors pursuant to Section 3.09, and further as provided in Section 3.11. Any cost incurred by the Master Servicer or by Sub-Servicers in effecting the timely payment of taxes and assessments on a Mortgaged Property shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit.

Notwithstanding anything in this Agreement to the contrary, the Master Servicer may not make any future advances with respect to a Mortgage Loan (except as provided in Section 4.04) and the Master Servicer shall not (i) permit any modification with respect to any Mortgage Loan that would change the Mortgage Rate, reduce or increase the principal balance (except for reductions resulting from actual payments of principal) or change the final maturity date on such Mortgage Loan (unless, as provided in Section 3.07, the Mortgagor is in default with respect to the Mortgage Loan or such default is, in the judgment of the Master Servicer, reasonably foreseeable) or (ii) permit any modification, waiver or amendment of any term of any Mortgage Loan that would both (A) effect an exchange or reissuance of such Mortgage Loan under Section 1001 of the Code (or final, temporary or proposed Treasury regulations promulgated thereunder) and (B) cause any Trust REMIC to fail to qualify as a REMIC under the Code or the imposition of any tax on "prohibited transactions" or contributions after the startup day under the REMIC Provisions.

The Master Servicer may delegate its responsibilities under this Agreement; provided, however, that no such delegation shall release the Master Servicer from the responsibilities or liabilities arising under this Agreement.

For each Mortgage Loan, the Master Servicer will accurately and fully report its borrower credit files to each of the Credit Repositories in a timely manner.

Section 3.02 Sub-Servicing Agreements Between the Master Servicer and Sub-Servicers.

(a) The Master Servicer may enter into Sub-Servicing Agreements provided (i) that such agreements would not result in a withdrawal or a downgrading by any Rating Agency of the ratings on any Class of Certificates, any of the Other NIM Notes or any of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer), as evidenced by a letter to that effect delivered by each Rating Agency to the Depositor and the NIMS Insurer and (ii) that, except in the case of any Sub-Servicing Agreements the Master Servicer may enter into with Washington Mutual, Inc. or any Affiliate thereof, the NIMS Insurer shall have consented to such Sub-Servicing Agreements (which consent shall not be unreasonably withheld) with Sub-Servicers, for the servicing and administration of the Mortgage Loans. That certain Subservicing Agreement by and between the Master Servicer and Washington Mutual Bank, FA dated April 9, 2001 is hereby acknowledged as being permitted under this Agreement and meeting the requirements applicable to Sub-Servicing Agreements set forth in this Agreement. The Trustee is hereby authorized to acknowledge, at the request of the Master Servicer, any Sub-Servicing Agreement that meets the requirements applicable to Sub-Servicing Agreements set forth in this Agreement and that is otherwise permitted under this Agreement.

Each Sub-Servicer shall be (i) authorized to transact business in the state or states in which the related Mortgaged Properties it is to service are situated, if and to the extent required by applicable law to enable the Sub-Servicer to perform its obligations hereunder and under the Sub-Servicing Agreement, (ii) an institution approved as a mortgage loan originator by the Federal Housing Administration or an institution the deposit accounts in which are insured by the FDIC and (iii) a Fannie Mae approved mortgage servicer. Each Sub-Servicing Agreement must impose on the Sub-Servicer requirements conforming to the provisions set forth in Section 3.08. The Master Servicer will examine each Sub-Servicing Agreement and will be familiar with the terms thereof. The terms of any Sub-Servicing Agreement will not be inconsistent with any of the provisions of this Agreement. The Master Servicer and the Sub-Servicers may enter into and make amendments to the Sub-Servicing Agreements or enter into different forms of Sub-Servicing Agreements; provided, however, that any such amendments or different forms shall be consistent with and not violate the provisions of this Agreement, and that no such amendment or different form shall be made or entered into which could be reasonably expected to be materially adverse to the interests of the Certificateholders, without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights. Any variation without the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights from the provisions set forth in Section 3.08 relating to insurance or priority requirements of Sub-Servicing Accounts, or credits and charges to the Sub-Servicing Accounts or the timing and amount of remittances by the Sub-Servicers to the Master Servicer, are conclusively deemed to be inconsistent with this Agreement and therefore prohibited. The Master Servicer shall deliver to the NIMS Insurer and the Trustee copies of all Sub-Servicing Agreements, and any amendments or modifications thereof, promptly upon the Master Servicer's execution and delivery of such instruments.

(b) As part of its servicing activities hereunder, the Master Servicer (except as otherwise provided in the last sentence of this paragraph), for the benefit of the Trustee and the Certificateholders, shall enforce the obligations of each Sub-Servicer under the related Sub-Servicing Agreement and, subject to the last sentence of this paragraph, of the Seller under the Mortgage Loan Purchase Agreement including, without limitation, any obligation to make advances in respect of delinquent payments as required by a Sub-Servicing Agreement, or to purchase or otherwise remedy as contemplated herein a Mortgage Loan on account of missing or defective documentation or on account of a breach of a representation, warranty or covenant, as described in Section 2.03(a). Such enforcement, including, without limitation, the legal prosecution of claims, termination of Sub-Servicing Agreements, and the pursuit of other appropriate remedies, shall be in such form and carried out to such an extent and at such time as the Master Servicer, in its good faith business judgment, would require were it the owner of the related Mortgage Loans. The Master Servicer shall pay the costs of such enforcement at its own expense, and shall be reimbursed therefor only (i) from a general recovery resulting from such enforcement, to the extent, if any, that such recovery exceeds all amounts due in respect of the related Mortgage Loans or (ii) from a specific recovery of costs, expenses or attorneys' fees against the party against whom such enforcement is directed. Enforcement of the Mortgage Loan Purchase Agreement against the Seller shall be effected by the Master Servicer to the extent it is not the Seller, and otherwise by the Trustee, in accordance with the foregoing provisions of this paragraph.

Section 3.03 Successor Sub-Servicers.

The Master Servicer, with the written consent of the NIMS Insurer, shall be entitled to terminate any Sub-Servicing Agreement and the rights and obligations of any Sub-Servicer pursuant to any Sub-Servicing Agreement in accordance with the terms and conditions of such Sub-Servicing Agreement. In the event of termination of any Sub-Servicer, all servicing obligations of such Sub-Servicer shall be assumed simultaneously by the Master Servicer without any act or deed on the part of such Sub-Servicer or the Master Servicer, and the Master Servicer either shall service directly the related Mortgage Loans or shall enter into a Sub-Servicing Agreement with a successor Sub-Servicer which qualifies under Section 3.02.

Any Sub-Servicing Agreement shall include the provision that such agreement may be immediately terminated by the Trustee without fee, in accordance with the terms of this Agreement, and the Trustee shall so terminate such Sub-Servicing Agreement at the direction of the NIMS Insurer in the event that the Master Servicer (or the Trustee, if then acting as Master Servicer) shall, for any reason, no longer be the Master Servicer (including termination due to a Master Servicer Event of Default).

Section 3.04 Liability of the Master Servicer.

Notwithstanding any Sub-Servicing Agreement, any of the provisions of this Agreement relating to agreements or arrangements between the Master Servicer and a Sub-Servicer or reference to actions taken through a Sub-Servicer or otherwise, the Master Servicer shall remain obligated and primarily liable to the Trustee and the Certificateholders for the servicing and administering of the Mortgage Loans in accordance with the provisions of Section 3.01 without diminution of such obligation or liability by virtue of such Sub-Servicing Agreements or arrangements or by virtue of indemnification from the Sub-Servicer and to the same extent and under the same terms and conditions as if the Master Servicer alone were servicing and administering the Mortgage Loans. The Master Servicer shall be entitled to enter into any agreement with a Sub-Servicer for indemnification of the Master Servicer by such Sub-Servicer and nothing contained in this Agreement shall be deemed to limit or modify such indemnification and no such indemnification shall be an expense of the Trust.

Section 3.05 No Contractual Relationship Between Sub-Servicers and the NIMS Insurer, the Trustee or Certificateholders.

Any Sub-Servicing Agreement that may be entered into and any transactions or services relating to the Mortgage Loans involving a Sub-Servicer in its capacity as such shall be deemed to be between the Sub-Servicer and the Master Servicer alone, and the Trustee, the NIMS Insurer and the Certificateholders shall not be deemed parties thereto and shall have no claims, rights, obligations, duties or liabilities with respect to the Sub-Servicer except as set forth in Section 3.06. The Master Servicer shall be solely liable for all fees owed by it to any Sub-Servicer, irrespective of whether the Master Servicer's compensation pursuant to this Agreement is sufficient to pay such fees and such fees shall not be an expense of the Trust.

Section 3.06 Assumption or Termination of Sub-Servicing Agreements by Trustee.

In the event the Master Servicer shall for any reason no longer be the master servicer (including by reason of the occurrence of a Master Servicer Event of Default), the Trustee or its designee shall thereupon assume all of the rights and obligations of the Master Servicer under each Sub-Servicing Agreement that the Master Servicer may have entered into, unless the Trustee elects to terminate any Sub-Servicing Agreement in accordance with its terms as provided in Section 3.03. Upon such assumption, the Trustee, its designee or the successor servicer for the Trustee appointed pursuant to Section 7.02 shall be deemed, subject to Section 3.03, to have assumed all of the Master Servicer's interest therein and to have replaced the Master Servicer as a party to each Sub-Servicing Agreement to the same extent as if each Sub-Servicing Agreement had been assigned to the assuming party, except that (i) the Master Servicer shall not thereby be relieved of any liability or obligations under any Sub-Servicing Agreement that arose before it ceased to be the Master Servicer and (ii) none of the Trustee, its designee or any successor Master Servicer shall be deemed to have assumed any liability or obligation of the Master Servicer that arose before it ceased to be the Master Servicer.

The Master Servicer at its own expense and without reimbursement shall, upon request of the Trustee, deliver to the assuming party all documents and records relating to each Sub-Servicing Agreement and the Mortgage Loans then being serviced and an accounting of amounts collected and held by or on behalf of it, and otherwise use its best efforts to effect the orderly and efficient transfer of the Sub-Servicing Agreements to the assuming party.

Section 3.07 Collection of Certain Mortgage Loan Payments.

The Master Servicer shall make reasonable efforts to collect all payments called for under the terms and provisions of the Mortgage Loans, and shall, to the extent such procedures shall be consistent with this Agreement and the terms and provisions of any applicable insurance policies, follow such collection procedures as it would follow with respect to mortgage loans comparable to the Mortgage Loans and held for its own account. Consistent with the foregoing, the Master Servicer may in its discretion (i) waive any late payment charge or, if applicable, any penalty interest, or (ii) extend the due dates for the Monthly Payments due on a Mortgage Note for a period of not greater than 180 days; provided that any extension pursuant to this clause (ii) shall not affect the amortization schedule of any Mortgage Loan for purposes of any computation hereunder, except as provided below. In the event of any such arrangement pursuant to clause (ii) above, the Master Servicer shall make timely advances on such Mortgage Loan during such extension pursuant to Section 4.04 and in accordance with the amortization schedule of such Mortgage Loan without modification thereof by reason of such arrangements, subject to Section 4.04(d) pursuant to which the Master Servicer shall not be required to make any such advances that are Nonrecoverable Advances. Notwithstanding the foregoing, in the event that any Mortgage Loan is in default or, in the judgment of the Master Servicer, such default is reasonably foreseeable, the Master Servicer, consistent with the standards set forth in Section 3.01, may also waive, modify or vary any term of such Mortgage Loan (including modifications that would change the Mortgage Rate, forgive the payment of principal or interest or extend the final maturity date of such Mortgage Loan, accept payment from the related Mortgagor of an amount less than the Stated Principal Balance in final satisfaction of such Mortgage Loan (such payment, a "Short Pay-off") or consent to the postponement of strict compliance with any such term or otherwise grant indulgence to any Mortgagor; provided, that in the judgment of the Master Servicer, any such modification, waiver or amendment could reasonably be expected to result in collections and other recoveries in respect of such Mortgage Loans in excess of Net Liquidation Proceeds that would be recovered upon the foreclosure of, or other realization upon, such Mortgage Loan and provided further, that the NIMS Insurer's prior written consent shall be required for any modification, waiver or amendment if the aggregate number of outstanding Mortgage Loans which have been modified, waived or amended exceeds 5% of the number of Closing Date Mortgage Loans as of the Cut-off Date.

Section 3.08 Sub-Servicing Accounts.

In those cases where a Sub-Servicer is servicing a Mortgage Loan pursuant to a Sub-Servicing Agreement, the Sub-Servicer shall be required to establish and maintain one or more accounts (collectively, the "Sub-Servicing Account"). The Sub-Servicing Account shall be an Eligible Account and shall be entitled "Deutsche Bank National Trust Company, as Trustee, in trust for registered Holders of Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2. The Sub-Servicer shall be required to deposit in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Sub-Servicer's receipt thereof, all proceeds of Mortgage Loans received by the Sub-Servicer less its servicing compensation to the extent permitted by the Sub-Servicing Agreement, and shall thereafter deposit such amounts in the Sub-Servicing Account, in no event more than two Business Days after the deposit of such funds into the clearing account. The Sub-Servicer shall thereafter be required to deposit such proceeds in the Collection Account or remit such proceeds to the Master Servicer for deposit in the Collection Account not later than two Business Days after the deposit of such amounts in the Sub-Servicing Account. For purposes of this Agreement, the Master Servicer shall be deemed to have received payments on the Mortgage Loans when the Sub-Servicer receives such payments.

Section 3.09 Collection of Taxes, Assessments and Similar Items; Servicing Accounts.

The Master Servicer shall establish and maintain, or cause to be established and maintained, one or more accounts (the "Servicing Accounts"). Servicing Accounts shall be Eligible Accounts. The Master Servicer shall deposit in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Master Servicer's receipt thereof, all collections from the Mortgagors (or related advances from Sub-Servicers) for the payment of taxes, assessments, hazard insurance premiums and comparable items for the account of the Mortgagors ("Escrow Payments") collected on account of the Mortgage Loans and shall thereafter deposit such Escrow Payments in the Servicing Accounts, in no event more than two Business Days after the deposit of such funds in the clearing account, for the purpose of effecting the payment of any such items as required under the terms of this Agreement. Withdrawals of amounts from a Servicing Account may be made only to (i) effect payment of taxes, assessments, hazard insurance premiums, and comparable items; (ii) reimburse the Master Servicer (or a Sub-Servicer to the extent provided in the related Sub-Servicing Agreement) out of related collections for any advances made pursuant to Section 3.01 (with respect to taxes and assessments) and Section 3.14 (with respect to hazard insurance); (iii) refund to Mortgagors any sums as may be determined to be overages; (iv) pay interest, if required and as described below, to Mortgagors on balances in the Servicing Account; (v) clear and terminate the Servicing Account upon the termination of the Master Servicer's obligations and responsibilities in respect of the Mortgage Loans under this Agreement in accordance with Article IX or (vi) recover amounts deposited in error. As part of its servicing duties, the Master Servicer or Sub-Servicers shall pay to the Mortgagors interest on funds in Servicing Accounts, to the extent required by law and, to the extent that interest earned on funds in the Servicing Accounts is insufficient, to pay such interest from its or their own funds, without any reimbursement therefor. To the extent that a Mortgage does not provide for Escrow Payments, the Master Servicer shall determine whether any such payments are made by the Mortgagor in a manner and at a time that avoids the loss of the Mortgaged Property due to a tax sale or the foreclosure of a tax lien. The Master Servicer assumes full responsibility for the payment of all such bills within such time and shall effect payments of all such bills irrespective of the Mortgagor's faithful performance in the payment of same or the making of the Escrow Payments and shall make advances from its own funds to effect such payments; provided, however, that such advances shall constitute Servicing Advances.

Section 3.10 Collection Account and Distribution Account.

(a) On behalf of the Trust Fund, the Master Servicer shall establish and maintain, or cause to be established and maintained, one or more accounts (such account or accounts, the "Collection Account"), held in trust for the benefit of the Trustee and the Certificateholders. On behalf of the Trust Fund, the Master Servicer shall deposit or cause to be deposited in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Master Servicer's receipt thereof, and shall thereafter deposit in the Collection Account, in no event more than two Business Days after the deposit of such funds into the clearing account, as and when received or as otherwise required hereunder, the following payments and collections received or made by it subsequent to the Cut-off Date (other than in respect of principal or interest on the related Mortgage Loans due on or before the Cut-off Date or payments (other than Principal Prepayments) received by it on or prior to the Cut-off Date but allocable to a Due Period subsequent thereto):

(i) all payments on account of principal, including Principal Prepayments, on the Mortgage Loans;

(ii) all payments on account of interest (net of the related Servicing Fee) on each Mortgage Loan;

(iii) all Insurance Proceeds and Liquidation Proceeds (other than proceeds collected in respect of any particular REO Property and amounts paid by the Master Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01);

(iv) any amounts required to be deposited pursuant to Section 3.12 in connection with any losses realized on Permitted Investments with respect to funds held in the Collection Account;

(v) any amounts required to be deposited by the Master Servicer pursuant to the second paragraph of Section 3.14(a) in respect of any blanket policy deductibles;

(vi) all proceeds of any Mortgage Loan repurchased or purchased in accordance with Section 2.03, Section 3.16 or Section 9.01 and all Master Servicer Prepayment Charge Payment Amounts required to be deposited in the Collection Account pursuant to Section 2.03;

(vii) all Substitution Shortfall Amounts;

(viii) all Prepayment Charges collected by the Master Servicer; and

(ix) without duplication, all payments of claims received by the Master Servicer under the PMI Policy.

For purposes of the immediately preceding sentence, the Cut-off Date with respect to any Qualified Substitute Mortgage Loan shall be deemed to be the date of substitution.

The foregoing requirements for deposit in the Collection Accounts shall be exclusive, it being understood and agreed that, without limiting the generality of the foregoing, payments in the nature of late payment charges, NSF fees, reconveyance fees, assumption fees and other similar fees and charges (other than Prepayment Charges) need not be deposited by the Master Servicer in the Collection Account and shall, upon collection, belong to the Master Servicer as additional compensation for its servicing activities. In the event the Master Servicer shall deposit in the Collection Account any amount not required to be deposited therein, it may at any time withdraw such amount from the Collection Account, any provision herein to the contrary notwithstanding.

(b) On behalf of the Trust Fund, the Trustee shall establish and maintain one or more accounts (such account or accounts, the "Distribution Account"), held in trust for the benefit of the Trustee and the Certificateholders. On behalf of the Trust Fund, the Master Servicer shall deliver to the Trustee in immediately available funds for deposit in the Distribution

Account on or before 3:00 p.m. New York time (i) on the Master Servicer Remittance Date, that portion of the Available Funds (calculated without regard to the references in the definition thereof to amounts that may be withdrawn from the Distribution Account) for the related Distribution Date then on deposit in the Collection Account, the amount of all Prepayment Charges on the Prepayment Charge Schedule collected by the Master Servicer in connection with any of the Mortgage Loans and any Master Servicer Prepayment Charge Payment Amounts then on deposit in the Collection Account and the amount of any funds reimbursable to an Advancing Person pursuant to Section 3.27 and (ii) on each Business Day as of the commencement of which the balance on deposit in the Collection Account exceeds $75,000 following any withdrawals pursuant to the next succeeding sentence, the amount of such excess, but only if the Collection Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of "Eligible Account." If the balance on deposit in the Collection Account exceeds $75,000 as of the commencement of business on any Business Day and the Collection Account constitutes an Eligible Account solely pursuant to clause (ii) of the definition of "Eligible Account," the Master Servicer shall, on or before 3:00 p.m. New York time on such Business Day, withdraw from the Collection Account any and all amounts payable or reimbursable to the Depositor, the Master Servicer, the Trustee, the Seller or any Sub-Servicer pursuant to Section 3.11 and shall pay such amounts to the Persons entitled thereto.

(c) Funds in the Collection Account and the Distribution Account may be invested in Permitted Investments in accordance with the provisions set forth in Section 3.12. The Master Servicer shall give notice to the Trustee, the NIMS Insurer, the Depositor and the Rating Agencies of the location of the Collection Account maintained by it when established and prior to any change thereof. The Trustee shall give notice to the Master Servicer, the NIMS Insurer, the Depositor and the Rating Agencies of the location of the Distribution Account when established and prior to any change thereof.

(d) Funds held in the Collection Account at any time may be delivered by the Master Servicer to the Trustee for deposit in an account (which may be the Distribution Account and must satisfy the standards for the Distribution Account as set forth in the definition thereof) and for all purposes of this Agreement shall be deemed to be a part of the Collection Account; provided, however, that the Trustee shall have the sole authority to withdraw any funds held pursuant to this subsection (d). In the event the Master Servicer shall deliver to the Trustee for deposit in the Distribution Account any amount not required to be deposited therein, it may at any time request that the Trustee withdraw, and the Trustee shall withdraw, such amount from the Distribution Account and remit to the Master Servicer any such amount, any provision herein to the contrary notwithstanding. In addition, the Master Servicer shall deliver to the Trustee from time to time for deposit, and the Trustee shall so deposit, in the Distribution Account:

(i) any Advances, as required pursuant to Section 4.04, unless delivered directly to the Trustee by an Advancing Person;

(ii) any amounts required to be deposited pursuant to Section 3.23(d) or (f) in connection with any REO Property;

(iii) any amounts to be paid by the Master Servicer in connection with a purchase of Mortgage Loans and REO Properties pursuant to Section 9.01;

(iv) any amounts required to be deposited pursuant to Section 3.24 in connection with any Prepayment Interest Shortfalls; and

(v) any Stayed Funds, as soon as permitted by the federal bankruptcy court having jurisdiction in such matters.

(e) Promptly upon receipt of any Stayed Funds, whether from the Master Servicer, a trustee in bankruptcy, federal bankruptcy court or other source, the Trustee shall deposit such funds in the Distribution Account, subject to withdrawal thereof pursuant to Section 7.02(b) or as otherwise permitted hereunder.

Section 3.11 Withdrawals from the Collection Account and Distribution Account.

(a) The Master Servicer shall, from time to time, make withdrawals from the Collection Account, for any of the following purposes or as described in Section 4.04, without priority:

(i) to remit to the Trustee for deposit in the Distribution Account the amounts required to be so remitted pursuant to Section 3.10(b) or permitted to be so remitted pursuant to the first sentence of Section 3.10(d);

(ii) subject to Section 3.16(d), to reimburse the Master Servicer for Advances, but only to the extent of amounts received which represent Late Collections (net of the related Servicing Fees) of Monthly Payments on the related Mortgage Loans in accordance with the provisions of Section 4.04;

(iii) subject to Section 3.16(d), to pay the Master Servicer or any Sub-Servicer (a) any unpaid Servicing Fees or (b) any unreimbursed Servicing Advances with respect to each Mortgage Loan, but only to the extent of any Late Collections, Liquidation Proceeds, Insurance Proceeds or other amounts as may be collected by the Master Servicer from a Mortgagor, or otherwise received with respect to such Mortgage Loan;

(iv) to pay to the Master Servicer as servicing compensation (in addition to the Servicing Fee) on the Master Servicer Remittance Date any interest or investment income earned on funds deposited in the Collection Account;

(v) to pay to the Master Servicer or the Seller, as the case may be, with respect to each Mortgage Loan that has previously been purchased or replaced pursuant to Section 2.03 or Section 3.16(c) all amounts received thereon subsequent to the date of purchase or substitution, as the case may be;

(vi) to reimburse the Master Servicer for any Advance or Servicing Advance previously made which the Master Servicer has determined to be a Nonrecoverable Advance in accordance with the provisions of Section 4.04;

(vii) to reimburse the Master Servicer or the Depositor for expenses incurred by or reimbursable to the Master Servicer or the Depositor, as the case may be, pursuant to Section 6.03;

(viii) to reimburse the NIMS Insurer, the Master Servicer or the Trustee, as the case may be, for enforcement expenses reasonably incurred in respect of the breach or defect giving rise to the purchase obligation under Section 2.03 of this Agreement that were included in the Purchase Price of the Mortgage Loan, including any expenses arising out of the enforcement of the purchase obligation; provided, however, that the reimbursement to the NIMS Insurer pursuant to this clause shall be limited to an annual amount of $25,000;

(ix) to pay, or to reimburse the Master Servicer for advances in respect of, expenses incurred in connection with any Mortgage Loan pursuant to Section 3.16(b); and

(x) to clear and terminate the Collection Account pursuant to Section 9.01.

The Master Servicer shall keep and maintain separate accounting, on an individual Mortgage Loan basis, for the purpose of justifying any withdrawal from the Collection Account, to the extent held by or on behalf of it, pursuant to subclauses (ii), (iii), (v), (vi), (viii) and (ix) above. The Master Servicer shall provide written notification to the Trustee and the NIMS Insurer, on or prior to the next succeeding Master Servicer Remittance Date, upon making any withdrawals from the Collection Account pursuant to subclause (vii) above.

(b) The Trustee shall, from time to time, make withdrawals from the Distribution Account, for any of the following purposes, without priority:

(i) to make distributions to Certificateholders in accordance with Section 4.01;

(ii) to pay to itself amounts to which it is entitled pursuant to Section 8.05 or to pay any other Extraordinary Trust Fund Expenses;

(iii) to pay to itself any interest income earned on funds deposited in the Distribution Account pursuant to Section 3.12(c);

(iv) to reimburse itself pursuant to Section 7.02 or pursuant to Section 7.01 to the extent such amounts in Section 7.01 were not reimbursed by the Master Servicer;

(v) to pay any amounts in respect of taxes pursuant to Section 10.01(g);

(vi) to remit to the Master Servicer any amount deposited in the Distribution Account by the Master Servicer but not required to be deposited therein in accordance with Section 3.10(d);

(vii) to pay to an Advancing Person reimbursements for Advances and/or Servicing Advances pursuant to Section 3.27;

(viii) to clear and terminate the Distribution Account pursuant to Section 9.01;

(ix) to pay the PMI Insurer the PMI Insurer Fee based on information received from the Master Servicer; and

(x) to pay itself the Trustee Fees.

Section 3.12 Investment of Funds in the Collection Account and the Distribution Account.

(a) The Master Servicer may direct any depository institution maintaining the Collection Account and any REO Account (for purposes of this Section 3.12, an "Investment Account"), and the Trustee, in its individual capacity, may direct any depository institution maintaining the Distribution Account (for purposes of this Section 3.12, the Distribution Account is also an "Investment Account"), to invest the funds in such Investment Account in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee is the obligor thereon and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee is the obligor thereon. All such Permitted Investments shall be held to maturity, unless payable on demand. Any investment of funds in an Investment Account shall be made in the name of the Trustee (in its capacity as such), or in the name of a nominee of the Trustee. The Trustee shall be entitled to sole possession (except with respect to investment direction of funds held in the Collection Account and any REO Account and any income and gain realized thereon) over each such investment, and any certificate or other instrument evidencing any such investment shall be delivered directly to the Trustee or its agent, together with any document of transfer necessary to transfer title to such investment to the Trustee or its nominee. In the event amounts on deposit in an Investment Account are at any time invested in a Permitted Investment payable on demand, the Trustee shall:

(x) consistent with any notice required to be given thereunder, demand that payment thereon be made on the last day such Permitted Investment may otherwise mature hereunder in an amount equal to the lesser of (1) all amounts then payable thereunder and (2) the amount required to be withdrawn on such date; and

(y) demand payment of all amounts due thereunder promptly upon actual notice by a Responsible Officer of the Trustee that such Permitted Investment would not constitute a Permitted Investment in respect of funds thereafter on deposit in the Investment Account.

(b) All income and gain realized from the investment of funds deposited in the Collection Account and any REO Account held by or on behalf of the Master Servicer shall be for the benefit of the Master Servicer and shall be subject to its withdrawal in accordance with

Section 3.11 or Section 3.23, as applicable. The Master Servicer shall deposit in the Collection Account or any REO Account, as applicable, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(c) All income and gain realized from the investment of funds deposited in the Distribution Account held by or on behalf of the Trustee shall be for the benefit of the Trustee and shall be subject to its withdrawal at any time. The Trustee shall deposit in the Distribution Account, from its own funds, the amount of any loss of principal incurred in respect of any such Permitted Investment made with funds in such accounts immediately upon realization of such loss.

(d) Except as otherwise expressly provided in this Agreement, if any default occurs in the making of a payment due under any Permitted Investment, or if a default occurs in any other performance required under any Permitted Investment, the Trustee may, and subject to Section 8.01 and Section 8.02(v), upon the request of the Holders of Certificates representing more than 50% of the Voting Rights allocated to any Class of Certificates shall, take such action as may be appropriate to enforce such payment or performance, including the institution and prosecution of appropriate proceedings.

Section 3.13 Reserved.

Section 3.14 Maintenance of Hazard Insurance and Errors and Omissions and Fidelity Coverage.

(a) The Master Servicer shall cause to be maintained for each Mortgage Loan fire insurance with extended coverage on the related Mortgaged Property in an amount which is at least equal to the least of (i) the then current principal balance of such Mortgage Loan, (ii) the amount necessary to fully compensate for any damage or loss to the improvements that are a part of such property on a replacement cost basis and (iii) the maximum insurable value of the improvements which are a part of such Mortgaged Property, in each case in an amount not less than such amount as is necessary to avoid the application of any coinsurance clause contained in the related hazard insurance policy. The Master Servicer shall also cause to be maintained fire insurance with extended coverage on each REO Property in an amount which is at least equal to the lesser of (i) the maximum insurable value of the improvements which are a part of such property and (ii) the outstanding principal balance of the related Mortgage Loan at the time it became an REO Property, plus accrued interest at the Mortgage Rate and related Servicing Advances. The Master Servicer will comply in the performance of this Agreement with all reasonable rules and requirements of each insurer under any such hazard policies. Any amounts to be collected by the Master Servicer under any such policies (other than amounts to be applied to the restoration or repair of the property subject to the related Mortgage or amounts to be released to the Mortgagor in accordance with the procedures that the Master Servicer would follow in servicing loans held for its own account, subject to the terms and conditions of the related Mortgage and Mortgage Note) shall be deposited in the Collection Account, subject to withdrawal pursuant to Section 3.11, if received in respect of a Mortgage Loan, or in the REO Account, subject to withdrawal pursuant to Section 3.23, if received in respect of an REO Property. Any cost incurred by the Master Servicer in maintaining any such insurance shall not, for the purpose of calculating distributions to Certificateholders, be added to the unpaid principal balance of the related Mortgage Loan, notwithstanding that the terms of such Mortgage Loan so permit. It is understood and agreed that no earthquake or other additional insurance is to be required of any Mortgagor other than pursuant to such applicable laws and regulations as shall at any time be in force and as shall require such additional insurance. If the Mortgaged Property or REO Property is at any time in an area identified in the Federal Register by the Federal Emergency Management Agency as having special flood hazards and flood insurance has been made available, the Master Servicer will cause to be maintained a flood insurance policy in respect thereof. Such flood insurance shall be in an amount equal to the lesser of (i) the unpaid principal balance of the related Mortgage Loan and (ii) the maximum amount of such insurance available for the related Mortgaged Property under the national flood insurance program (assuming that the area in which such Mortgaged Property is located is participating in such program).

In the event that the Master Servicer shall obtain and maintain a blanket policy with an insurer having a General Policy Rating of A:X or better in Best's Key Rating Guide (or such other rating that is comparable to such rating) insuring against hazard losses on all of the Mortgage Loans, it shall conclusively be deemed to have satisfied its obligations as set forth in the first two sentences of this Section 3.14, it being understood and agreed that such policy may contain a deductible clause, in which case the Master Servicer shall, in the event that there shall not have been maintained on the related Mortgaged Property or REO Property a policy complying with the first two sentences of this Section 3.14, and there shall have been one or more losses which would have been covered by such policy, deposit to the Collection Account from its own funds the amount not otherwise payable under the blanket policy because of such deductible clause. In connection with its activities as administrator and servicer of the Mortgage Loans, the Master Servicer agrees to prepare and present, on behalf of itself, the Trustee and Certificateholders, claims under any such blanket policy in a timely fashion in accordance with the terms of such policy.

(b) The Master Servicer shall keep in force during the term of this Agreement a policy or policies of insurance covering errors and omissions for failure in the performance of the Master Servicer's obligations under this Agreement, which policy or policies shall be in such form and amount that would meet the requirements of Fannie Mae or Freddie Mac if it were the purchaser of the Mortgage Loans, unless the Master Servicer or any of its Affiliates has obtained a waiver of such Fannie Mae or Freddie Mac requirements from either Fannie Mae or Freddie Mac. The Master Servicer shall also maintain a fidelity bond in the form and amount that would meet the requirements of Fannie Mae or Freddie Mac, unless the Master Servicer or any of its Affiliates has obtained a waiver of such Fannie Mae or Freddie Mac requirements from either Fannie Mae or Freddie Mac. The Master Servicer shall provide the Trustee and the NIMS Insurer (upon such party's reasonable request) with copies of any such insurance policies and fidelity bond. The Master Servicer shall be deemed to have complied with this provision if an Affiliate of the Master Servicer has such errors and omissions and fidelity bond coverage and, by the terms of such insurance policy or fidelity bond, the coverage afforded thereunder extends to the Master Servicer. Any such errors and omissions policy and fidelity bond shall by its terms not be cancelable without thirty days' prior written notice to the Trustee. The Master Servicer shall also cause each Sub-Servicer to maintain a comparable policy of insurance covering errors and omissions and a fidelity bond meeting such requirements.

Section 3.15 Enforcement of Due-On-Sale Clauses; Assumption Agreements.

The Master Servicer shall, to the extent it has knowledge of any conveyance or prospective conveyance of any Mortgaged Property by any Mortgagor (whether by absolute conveyance or by contract of sale, and whether or not the Mortgagor remains or is to remain liable under the Mortgage Note and/or the Mortgage), exercise its rights to accelerate the maturity of such Mortgage Loan under the "due-on-sale" clause, if any, applicable thereto; provided, however, that the Master Servicer shall not be required to take such action if in its sole business judgment the Master Servicer believes that the collections and other recoveries in respect of such Mortgage Loans could reasonably be expected to be maximized if the Mortgage Loan were not accelerated, and the Master Servicer shall not exercise any such rights if prohibited by law from doing so. If the Master Servicer reasonably believes it is unable under applicable law to enforce such "due-on-sale" clause, or if any of the other conditions set forth in the proviso to the preceding sentence apply, the Master Servicer will enter into an assumption and modification agreement from or with the person to whom such property has been conveyed or is proposed to be conveyed, pursuant to which such person becomes liable under the Mortgage Note and, to the extent permitted by applicable state law, the Mortgagor remains liable thereon. The Master Servicer may also enter into a substitution of liability agreement with such person, pursuant to which the original Mortgagor is released from liability and such person is substituted as the Mortgagor and becomes liable under the Mortgage Note, provided that no such substitution shall be effective unless such person satisfies the underwriting criteria of the Master Servicer and has a credit risk rating at least equal to that of the original Mortgagor. In connection with any assumption, modification or substitution, the Master Servicer shall apply such underwriting standards and follow such practices and procedures as shall be normal and usual in its general mortgage servicing activities and as it applies to other mortgage loans owned solely by it. The Master Servicer shall not take or enter into any assumption and modification agreement, however, unless (to the extent practicable under the circumstances) it shall have received confirmation, in writing, of the continued effectiveness of any applicable hazard insurance policy, or a new policy meeting the requirements of this Section is obtained. Any fee collected by the Master Servicer in respect of any assumption, modification or substitution of liability agreement will be retained by the Master Servicer as additional servicing compensation. In connection with any such assumption, no material term of the Mortgage Note (including but not limited to the related Mortgage Rate and the amount of the Monthly Payment) may be amended or modified, except as otherwise required pursuant to the terms thereof. The Master Servicer shall notify the Trustee and the NIMS Insurer that any such substitution, modification or assumption agreement has been completed by forwarding to the Trustee (with a copy to the NIMS Insurer) the executed original of such substitution, modification or assumption agreement, which document shall be added to the related Mortgage File and shall, for all purposes, be considered a part of such Mortgage File to the same extent as all other documents and instruments constituting a part thereof.

Notwithstanding the foregoing paragraph or any other provision of this Agreement, the Master Servicer shall not be deemed to be in default, breach or any other violation of its obligations hereunder by reason of any assumption of a Mortgage Loan by operation of law or by the terms of the Mortgage Note or any assumption which the Master Servicer may be restricted by law from preventing, for any reason whatever. For purposes of this Section 3.15, the term "assumption" is deemed to also include a sale of the Mortgaged Property subject to the Mortgage that is not accompanied by an assumption or substitution of liability agreement.

Section 3.16 Realization Upon Defaulted Mortgage Loans.

(a) The Master Servicer shall use reasonable efforts consistent with the servicing standard set forth in Section 3.01, to foreclose upon or otherwise comparably convert the ownership of properties securing such of the Mortgage Loans as come into and continue in default and as to which no satisfactory arrangements can be made for collection of delinquent payments pursuant to Section 3.07. The Master Servicer shall be responsible for all costs and expenses incurred by it in any such proceedings; provided, however, that such costs and expenses will constitute and be recoverable as Servicing Advances by the Master Servicer as contemplated in Section 3.11 and Section 3.23. The foregoing is subject to the provision that, in any case in which Mortgaged Property shall have suffered damage from an Uninsured Cause, the Master Servicer shall not be required to expend its own funds toward the restoration of such property unless it shall determine in its sole and absolute discretion that such restoration will increase the proceeds of liquidation of the related Mortgage Loan after reimbursement to itself for such expenses.

(b) Notwithstanding the foregoing provisions of this Section 3.16 or any other provision of this Agreement, with respect to any Mortgage Loan as to which the Master Servicer has received actual notice of, or has actual knowledge of, the presence of any toxic or hazardous substance on the related Mortgaged Property, the Master Servicer shall not, on behalf of the Trustee, either (i) obtain title to such Mortgaged Property as a result of or in lieu of foreclosure or otherwise or (ii) otherwise acquire possession of, or take any other action with respect to, such Mortgaged Property, if, as a result of any such action, the Trustee, the Trust Fund or the Certificateholders would be considered to hold title to, to be a "mortgagee-in-possession" of, or to be an "owner" or "operator" of such Mortgaged Property within the meaning of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended from time to time, or any comparable law, unless the Master Servicer has also previously determined, based on its reasonable judgment and a report prepared by an Independent Person who regularly conducts environmental audits using customary industry standards, that:

(1) such Mortgaged Property is in compliance with applicable environmental laws or, if not, that it would be in the best economic interest of the Trust Fund to take such actions as are necessary to bring the Mortgaged Property into compliance therewith; and

(2) there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous substances, hazardous materials, hazardous wastes, or petroleum-based materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any federal, state or local law or regulation, or that if any such materials are present for which such action could be required, that it would be in the best economic interest of the Trust Fund to take such actions with respect to the affected Mortgaged Property.

The cost of the environmental audit report contemplated by this Section 3.16 shall be advanced by the Master Servicer, subject to the Master Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

If the Master Servicer determines, as described above, that it is in the best economic interest of the Trust Fund to take such actions as are necessary to bring any such Mortgaged Property into compliance with applicable environmental laws, or to take such action with respect to the containment, clean-up or remediation of hazardous substances, hazardous materials, hazardous wastes or petroleum-based materials affecting any such Mortgaged Property, then the Master Servicer shall take such action as it deems to be in the best economic interest of the Trust Fund. The cost of any such compliance, containment, cleanup or remediation shall be advanced by the Master Servicer, subject to the Master Servicer's right to be reimbursed therefor from the Collection Account as provided in Section 3.11(a)(ix), such right of reimbursement being prior to the rights of Certificateholders to receive any amount in the Collection Account received in respect of the affected Mortgage Loan or other Mortgage Loans. It is understood by the parties hereto that any such advance will constitute a Servicing Advance.

(c) The Master Servicer may at its option purchase from REMIC 1, as applicable, any Mortgage Loan or related REO Property that is 90 days or more delinquent or that has been otherwise in default for 90 days or more, which the Master Servicer determines in good faith will otherwise become subject to foreclosure proceedings (evidence of such determination to be delivered in writing to the Trustee prior to purchase), at a price equal to the Purchase Price; provided, however, that the Master Servicer shall purchase any such Mortgage Loans or related REO Properties on the basis of delinquency or default, purchasing first the Mortgage Loans or related REO Properties that became delinquent or otherwise in default on an earlier date; and provided, further, that such option shall expire as of the last day of the calendar quarter during which such Mortgage Loan or related REO Property became 90 days delinquent or otherwise in default for 90 days or more. In the event the Master Servicer does not exercise its option to purchase from REMIC 1 any such Mortgage Loan or related REO Property prior to the expiration of such option, the NIMS Insurer shall be entitled to purchase such Mortgage Loan or related REO Property at any time thereafter. The Purchase Price for any Mortgage Loan or related REO Property purchased hereunder shall be deposited in the Collection Account, and the Trustee, upon receipt of written certification from the Master Servicer of such deposit, shall release or cause to be released to the Master Servicer or the NIMS Insurer, as applicable, the related Mortgage File and the Trustee shall execute and deliver such instruments of transfer or assignment, in each case without recourse, as the Master Servicer or the NIMS Insurer, as applicable, shall furnish and as shall be necessary to vest in the Master Servicer or the NIMS Insurer, as applicable, title to any Mortgage Loan or related REO Property released pursuant hereto.

(d) Proceeds received (other than any Prepayment Charges received) in connection with any Final Recovery Determination, as well as any recovery resulting from a partial collection of Insurance Proceeds or Liquidation Proceeds, in respect of any Mortgage Loan, will be applied in the following order of priority: first, to reimburse the Master Servicer or any Sub-Servicer for any related unreimbursed Servicing Advances and Advances, pursuant to Section 3.11(a)(ii) or (a)(iii); second, to accrued and unpaid interest on the Mortgage Loan, to the date of the Final Recovery Determination, or to the Due Date prior to the Distribution Date on which such amounts are to be distributed if not in connection with a Final Recovery Determination; and third, as a recovery of principal of the Mortgage Loan. If the amount of the recovery so allocated to interest is less than the full amount of accrued and unpaid interest due on such Mortgage Loan, the amount of such recovery will be allocated by the Master Servicer as follows: first, to unpaid Servicing Fees; and second, to the balance of the interest then due and owing. The portion of the recovery so allocated to unpaid Servicing Fees shall be reimbursed to the Master Servicer or any Sub-Servicer pursuant to Section 3.11(a)(iii).

Section 3.17 Trustee to Cooperate; Release of Mortgage Files.

(a) Upon the payment in full of any Mortgage Loan, or the receipt by the Master Servicer of a notification that payment in full shall be escrowed in a manner customary for such purposes, the Master Servicer will promptly notify the Trustee and the applicable Custodian holding the related Mortgage File by a certification in the form of Exhibit E-2 (which certification shall include a statement to the effect that all amounts received or to be received in connection with such payment which are required to be deposited in the Collection Account pursuant to Section 3.10 have been or will be so deposited) of a Servicing Representative and shall request delivery to it of the related Mortgage File. Upon receipt of such certification and request, the Trustee or such Custodian, as applicable, shall promptly release the related Mortgage File to the Master Servicer. No expenses incurred in connection with any instrument of satisfaction or deed of reconveyance shall be chargeable to the Collection Account or the Distribution Account.

(b) From time to time and as appropriate for the servicing or foreclosure of any Mortgage Loan, including, for this purpose, collection under any insurance policy relating to the Mortgage Loans, the Trustee or the applicable Custodian shall, upon request of the Master Servicer and delivery to the Trustee or the applicable Custodian of a Request for Release in the form of Exhibit E-l, release the related Mortgage File to the Master Servicer, and the Trustee or the applicable Custodian, on behalf of the Trustee, shall, at the direction of the Master Servicer, execute such documents as shall be necessary to the prosecution of any such proceedings and the Master Servicer shall retain such Mortgage File in trust for the benefit of the Certificateholders. Such Request for Release shall obligate the Master Servicer to return each and every document previously requested from the Mortgage File to the Trustee or the applicable Custodian when the need therefor by the Master Servicer no longer exists, unless the Mortgage Loan has been liquidated and the Liquidation Proceeds relating to the Mortgage Loan have been deposited in the Collection Account or the Mortgage File or such document has been delivered to an attorney, or to a public trustee or other public official as required by law, for purposes of initiating or pursuing legal action or other proceedings for the foreclosure of the Mortgaged Property either judicially or non-judicially, and the Master Servicer has delivered to the Trustee or the applicable Custodian a certificate of a Servicing Representative certifying as to the name and address of the Person to which such Mortgage File or such document was delivered and the purpose or purposes of such delivery. Upon receipt of a certificate of a Servicing Representative stating that such Mortgage Loan was liquidated and that all amounts received or to be received in connection with such liquidation that are required to be deposited into the Collection Account have been so deposited, or that such Mortgage Loan has become an REO Property, a copy of the Request for Release shall be released by the Trustee or the applicable Custodian to the Master Servicer or its designee.

(c) At the direction of the Master Servicer and upon written certification of a Servicing Representative, each of the Trustee or the applicable Custodian shall execute and deliver to the Master Servicer any court pleadings, requests for trustee's sale or other documents reasonably necessary to the foreclosure or trustee's sale in respect of a Mortgaged Property or to any legal action brought to obtain judgment against any Mortgagor on the Mortgage Note or Mortgage or to obtain a deficiency judgment, or to enforce any other remedies or rights provided by the Mortgage Note or Mortgage or otherwise available at law or in equity, or shall execute and deliver to the Master Servicer a power of attorney sufficient to authorize the Master Servicer or the Sub-Servicer to execute such documents on its behalf, provided that each of the Trustee or the applicable Custodian shall be obligated to execute the documents identified above if necessary to enable the Master Servicer or the Sub-Servicer to perform their respective duties hereunder or under the Sub-Servicing Agreement. Each such certification shall include a request that such pleadings or documents be executed by the Trustee or the applicable Custodian and a statement as to the reason such documents or pleadings are required.

Section 3.18 Servicing Compensation.

As compensation for the activities of the Master Servicer hereunder, the Master Servicer shall be entitled to the Servicing Fee with respect to each Mortgage Loan payable solely from payments of interest in respect of such Mortgage Loan, subject to Section 3.24. In addition, the Master Servicer shall be entitled to recover unpaid Servicing Fees out of Late Collections, Insurance Proceeds or Liquidation Proceeds to the extent permitted by Section 3.11(a)(iii) and out of amounts derived from the operation and sale of an REO Property to the extent permitted by Section 3.23. The right to receive the Servicing Fee may not be transferred in whole or in part except in connection with the transfer of all of the Master Servicer's responsibilities and obligations under this Agreement; provided, however, that the Master Servicer may pay from the Servicing Fee any amounts due to a Sub-Servicer pursuant to a Sub-Servicing Agreement entered into under Section 3.02.

Additional servicing compensation in the form of assumption or modification fees, late payment charges, NSF fees, reconveyance fees and other similar fees and charges (other than Prepayment Charges) shall be retained by the Master Servicer (subject to Section 3.24) only to the extent such fees or charges are received by the Master Servicer. The Master Servicer shall also be entitled pursuant to Section 3.11(a)(iv) to withdraw from the Collection Account, and pursuant to Section 3.23(b) to withdraw from any REO Account, as additional servicing compensation, interest or other income earned on deposits therein, subject to Section 3.12. The Master Servicer shall be required to pay all expenses incurred by it in connection with its servicing activities hereunder (including premiums for the insurance required by Section 3.14, to the extent such premiums are not paid by the related Mortgagors or by a Sub-Servicer, it being understood however, that payment of such premiums by the Master Servicer shall constitute Servicing Advances and servicing compensation of each Sub-Servicer, and to the extent provided herein and in Section 8.05, the fees and expenses of the Trustee) and shall not be entitled to reimbursement therefor except as specifically provided herein.

Section 3.19 Reports to the Trustee; Collection Account Statements.

Not later than fifteen days after each Distribution Date, the Master Servicer shall forward to the Trustee, the NIMS Insurer and the Depositor a statement prepared by the Master Servicer setting forth the status of the Collection Account as of the close of business on such Distribution Date and showing, for the period covered by such statement, the aggregate amount of deposits into and withdrawals from the Collection Account of each category of deposit specified in Section 3.10(a) and each category of withdrawal specified in Section 3.11. Such statement may be in the form of the then current Fannie Mae Monthly Accounting Report for its Guaranteed Mortgage Pass-Through Program with appropriate additions and changes, and shall also include information as to the aggregate of the outstanding principal balances of all of the Mortgage Loans as of the last day of the calendar month immediately preceding such Distribution Date. Copies of such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon request at the expense of the requesting party, provided such statement is delivered by the Master Servicer to the Trustee.

Section 3.20 Statement as to Compliance.

The Master Servicer shall deliver to the Trustee, the Depositor, the NIMS Insurer and each Rating Agency on or before April 15 of each calendar year commencing in the year following execution of this Agreement, an Officers' Certificate stating, as to each signatory thereof, that (i) a review of the activities of the Master Servicer during the preceding year and of performance under this Agreement has been made under such officers' supervision and (ii) to the best of such officers' knowledge, based on such review, the Master Servicer has fulfilled all of its obligations under this Agreement throughout such year, or, if there has been a default in the fulfillment of any such obligation, specifying each such default known to such officer and the nature and status thereof. Copies of any such statement shall be provided by the Trustee to any Certificateholder and to any Person identified to the Trustee as a prospective transferee of a Certificate, upon the request and at the expense of the requesting party, provided that such statement is delivered by the Master Servicer to the Trustee.

Section 3.21 Independent Public Accountants' Servicing Report.

Not later than April 15 of each calendar year commencing in the year following execution of this Agreement, the Master Servicer, at its expense, shall cause a nationally recognized firm of independent certified public accountants to furnish to the Master Servicer a report stating that (i) it has obtained a letter of representation regarding certain matters from the management of the Master Servicer which includes an assertion that the Master Servicer has complied with certain minimum residential mortgage loan servicing standards, identified in the Uniform Single Attestation Program for Mortgage Bankers established by the Mortgage Bankers Association of America, with respect to the servicing of residential mortgage loans during the most recently completed fiscal year and (ii) on the basis of an examination conducted by such firm in accordance with standards established by the American Institute of Certified Public Accountants, such representation is fairly stated in all material respects, subject to such exceptions and other qualifications that may be appropriate. In rendering its report such firm may rely, as to matters relating to the direct servicing of residential mortgage loans by Sub-Servicers, upon comparable reports of firms of independent certified public accountants rendered on the basis of examinations conducted in accordance with the same standards (rendered within one year of such report) with respect to those Sub-Servicers. Immediately upon receipt of such report, the Master Servicer shall furnish a copy of such report to the Trustee, the NIMS Insurer and each Rating Agency. Copies of such statement shall be provided by the Trustee to any Certificateholder upon request at the Master Servicer's expense, provided that such statement is delivered by the Master Servicer to the Trustee. In the event such firm of independent certified public accountants requires the Trustee to agree to the procedures performed by such firm, the Master Servicer shall direct the Trustee in writing to so agree; it being understood and agreed that the Trustee will deliver such letter of agreement in conclusive reliance upon the direction of the Master Servicer, and the Trustee has not made any independent inquiry or investigation as to, and shall have no obligation or liability in respect of, the sufficiency, validity or correctness of such procedures.

Section 3.22 Access to Certain Documentation.

The Master Servicer shall provide to the Office of Thrift Supervision, the FDIC and any other federal or state banking or insurance regulatory authority that may exercise authority over any Certificateholder access to the documentation regarding the Mortgage Loans serviced by the Master Servicer under this Agreement, as may be required by applicable laws and regulations. Such access shall be afforded without charge, but only upon reasonable request and during normal business hours at the offices of the Master Servicer designated by it. In addition, access to the documentation regarding the Mortgage Loans serviced by the Master Servicer under this Agreement will be provided to any Certificateholder, the NIMS Insurer, the Trustee and to any Person identified to the Master Servicer as a prospective transferee of a Certificate, upon reasonable request during normal business hours at the offices of the Master Servicer designated by it at the expense of the Person requesting such access.

Section 3.23 Title, Management and Disposition of REO Property.

(a) The deed or certificate of sale of any REO Property shall be taken in the name of the Trustee, or its nominee, in trust for the benefit of the Certificateholders. The Master Servicer, on behalf of REMIC 1, as applicable (and on behalf of the Trustee for the benefit of the Certificateholders), shall sell any REO Property as soon as practicable and, in any event, shall either sell any REO Property before the close of the third taxable year after the year REMIC 1 acquires ownership of such REO Property for purposes of Section 860G(a)(8) of the Code or request from the Internal Revenue Service, no later than 60 days before the day on which the three-year grace period would otherwise expire, an extension of the three-year grace period, unless the Master Servicer shall have delivered to Trustee, the NIMS Insurer and the Depositor an Opinion of Counsel, addressed to the Trustee, the NIMS Insurer and the Depositor, to the effect that the holding by REMIC 1 of such REO Property subsequent to three years after its acquisition will not result in the imposition on any Trust REMIC of taxes on "prohibited transactions" thereof, as defined in Section 860F of the Code, or cause any Trust REMIC to fail to qualify as a REMIC under Federal law at any time that any Certificates are outstanding. If an extension of the three-year period is granted, the Master Servicer shall sell the related REO Property no later than 60 days prior to the expiration of such extension period. The Master Servicer shall manage, conserve, protect and operate each REO Property for the Certificateholders solely for the purpose of its prompt disposition and sale in a manner which does not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code or result in the receipt by any Trust REMIC of any "income from non-permitted assets" within the meaning of Section 860F(a)(2)(B) of the Code, or any "net income from foreclosure property" which is subject to taxation under the REMIC Provisions.

(b) The Master Servicer shall segregate and hold all funds collected and received in connection with the operation of any REO Property separate and apart from its own funds and general assets and shall establish and maintain, or cause to be established and maintained, with respect to REO Properties an account held in trust for the Trustee for the benefit of the Certificateholders (the "REO Account"), which shall be an Eligible Account. The Master Servicer may allow the Collection Account to serve as the REO Account, subject to separate ledgers for each REO Property. The Master Servicer may retain or withdraw any interest income paid on funds deposited in the REO Account.

(c) The Master Servicer shall have full power and authority, subject only to the specific requirements and prohibitions of this Agreement, to do any and all things in connection with any REO Property as are consistent with the manner in which the Master Servicer manages and operates similar property owned by the Master Servicer or any of its Affiliates, all on such terms and for such period as the Master Servicer deems to be in the best interests of Certificateholders. In connection therewith, the Master Servicer shall deposit, or cause to be deposited in the clearing account (which account must be an Eligible Account) in which it customarily deposits payments and collections on mortgage loans in connection with its mortgage loan servicing activities on a daily basis, and in no event more than one Business Day after the Master Servicer's receipt thereof and shall thereafter deposit in the REO Account, in no event more than two Business Days after the deposit of such funds into the clearing account, all revenues received by it with respect to an REO Property and shall withdraw therefrom funds necessary for the proper operation, management and maintenance of such REO Property including, without limitation:

(i) all insurance premiums due and payable in respect of such REO Property;

(ii) all real estate taxes and assessments in respect of such REO Property that may result in the imposition of a lien thereon; and

(iii) all costs and expenses necessary to maintain such REO Property.

To the extent that amounts on deposit in the REO Account with respect to an REO Property are insufficient for the purposes set forth in clauses (i) through (iii) above with respect to such REO Property, the Master Servicer shall advance from its own funds as Servicing Advances such amount as is necessary for such purposes if, but only if, the Master Servicer would make such advances if the Master Servicer owned the REO Property and if such Servicing Advance would not constitute a Nonrecoverable Advance.

Notwithstanding the foregoing, neither the Master Servicer nor the Trustee shall:

(i) authorize the Trust Fund to enter into, renew or extend any New Lease with respect to any REO Property, if the New Lease by its terms will give rise to any income that does not constitute Rents from Real Property;

(ii) authorize any amount to be received or accrued under any New Lease other than amounts that will constitute Rents from Real Property;

(iii) authorize any construction on any REO Property, other than construction permitted under Section 856(e)(4)(B) of the Code; or

(iv) authorize any Person to Directly Operate any REO Property on any date more than 90 days after its date of acquisition by the Trust Fund;

unless, in any such case, the Master Servicer has obtained an Opinion of Counsel (the cost of which shall constitute a Servicing Advance), a copy of which shall be provided to the NIMS Insurer and the Trustee, to the effect that such action will not cause such REO Property to fail to qualify as "foreclosure property" within the meaning of Section 860G(a)(8) of the Code at any time that it is held by REMIC 1, in which case the Master Servicer may take such actions as are specified in such Opinion of Counsel.

The Master Servicer may contract with any Independent Contractor for the operation and management of any REO Property, provided that:

(i) the terms and conditions of any such contract shall not be inconsistent herewith;

(ii) any such contract shall require, or shall be administered to require, that the Independent Contractor pay all costs and expenses incurred in connection with the operation and management of such REO Property, including those listed above, and remit all related revenues (net of such costs and expenses) to the Master Servicer as soon as practicable, but in no event later than thirty days following the receipt thereof by such Independent Contractor;

(iii) none of the provisions of this Section 3.23(c) relating to any such contract or to actions taken through any such Independent Contractor shall be deemed to relieve the Master Servicer of any of its duties and obligations to the Trustee on behalf of the Certificateholders with respect to the operation and management of any such REO Property; and

(iv) the Master Servicer shall be obligated with respect thereto to the same extent as if it alone were performing all duties and obligations in connection with the operation and management of such REO Property.

The Master Servicer shall be entitled to enter into any agreement with any Independent Contractor performing services for it related to its duties and obligations hereunder for indemnification of the Master Servicer by such Independent Contractor, and nothing in this Agreement shall be deemed to limit or modify such indemnification. The Master Servicer shall be solely liable for all fees owed by it to any such Independent Contractor, irrespective of whether the Master Servicer's compensation pursuant to Section 3.18 is sufficient to pay such fees; provided, however, that to the extent that any payments made by such Independent Contractor would constitute Servicing Advances if made by the Master Servicer, such amounts shall be reimbursable as Servicing Advances made by the Master Servicer.

(d) In addition to the withdrawals permitted under Section 3.23(c), the Master Servicer may from time to time make withdrawals from the REO Account for any REO Property: (i) to pay itself or any Sub-Servicer unpaid Servicing Fees in respect of the related Mortgage Loan; and (ii) to reimburse itself or any Sub-Servicer for unreimbursed Servicing Advances and Advances made in respect of such REO Property or the related Mortgage Loan.

On the Master Servicer Remittance Date, the Master Servicer shall withdraw from each REO Account maintained by it and deposit into the Distribution Account in accordance with Section 3.10(d)(ii), for distribution on the related Distribution Date in accordance with Section 4.01, the income from the related REO Property received during the prior calendar month, net of any withdrawals made pursuant to Section 3.23(c) or this Section 3.23(d).

(e) Subject to the time constraints set forth in Section 3.23(a), each REO Disposition shall be carried out by the Master Servicer at such price and upon such terms and conditions as the Master Servicer shall deem necessary or advisable, as shall be normal and usual in its general servicing activities for similar properties.

(f) The proceeds from the REO Disposition, net of any amount required by law to be remitted to the Mortgagor under the related Mortgage Loan and net of any payment or reimbursement to the Master Servicer or any Sub-Servicer as provided above, shall be deposited in the Distribution Account in accordance with Section 3.10(d)(ii) on the Master Servicer Remittance Date in the month following the receipt thereof for distribution on the related Distribution Date in accordance with Section 4.01. Any REO Disposition shall be for cash only (unless changes in the REMIC Provisions made subsequent to the Startup Day allow a sale for other consideration).

(g) The Master Servicer shall file information returns with respect to the receipt of mortgage interest received in a trade or business, reports of foreclosures and abandonments of any Mortgaged Property and cancellation of indebtedness income with respect to any Mortgaged Property as required by Sections 6050H, 6050J and 6050P of the Code, respectively. Such reports shall be in form and substance sufficient to meet the reporting requirements imposed by such Sections 6050H, 6050J and 6050P of the Code.

Section 3.24 Obligations of the Master Servicer in Respect of Prepayment Interest Shortfalls.

The Master Servicer shall deliver to the Trustee for deposit into the Distribution Account on or before 3:00 p.m. New York time on the Master Servicer Remittance Date from its own funds an amount ("Compensating Interest") equal to the lesser of (i) the aggregate of the Prepayment Interest Shortfalls for the related Distribution Date resulting solely from Principal Prepayments during the related Prepayment Period and (ii) the amount of its aggregate Servicing Fee for the most recently ended calendar month.

Section 3.25 Obligations of the Master Servicer in Respect of Mortgage Rates and Monthly Payments.

In the event that a shortfall in any collection on or liability with respect to any Mortgage Loan results from or is attributable to adjustments to Mortgage Rates, Monthly Payments or Stated Principal Balances that were made by the Master Servicer in a manner not consistent with the terms of the related Mortgage Note and this Agreement, the Master Servicer, upon discovery or receipt of notice thereof, immediately shall deliver to the Trustee for deposit in the Distribution Account from its own funds the amount of any such shortfall and shall indemnify and hold harmless the Trust Fund, the Trustee, the Depositor and any successor master servicer in respect of any such liability. Such indemnities shall survive the termination or discharge of this Agreement. Notwithstanding the foregoing, this Section 3.25 shall not limit the ability of the

Master Servicer to seek recovery of any such amounts from the related Mortgagor under the terms of the related Mortgage Note, as permitted by law and shall not be an expense of the Trust.

Section 3.26 Reserve Fund.

No later than the Closing Date, the Trustee, on behalf of the Certificateholders, shall establish and maintain with itself a separate, segregated trust account titled, "Reserve Fund, Deutsche Bank National Trust Company, as Trustee, in trust for registered Holders of Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2." The Trustee shall account for the right to receive payments from the Reserve Fund as property that the Trustee holds separate and apart from the REMIC Regular Interests.

(a) The following amounts shall be deposited into the Reserve Fund:

(i) On each Distribution Date, the Trustee shall deposit all amounts received with respect to the Cap Agreement;

(ii) On the Closing Date, the Depositor shall deposit, or cause to be deposited, into the Reserve Fund $1,000;

(iii) On each Distribution Date as to which there is a Net WAC Rate Carryover Amount payable to any of the Class AV Certificates or the Mezzanine Certificates, the Trustee has been directed by the Holders of the Class C Certificates to, and therefore shall, deposit into the Reserve Fund the amounts described in Section 4.01(d)(i)(m); and

(iv) On each Distribution Date as to which there are no Net WAC Rate Carryover Amounts, the Trustee shall deposit into the Reserve Fund on behalf of the Holders of the Class C Certificates, from amounts otherwise distributable to such Class C Certificates, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000.

(b) The Reserve Fund shall be segregated into two separate portions, for which the Trustee shall keep separate accounts. "Portion 1" of the Reserve Fund will consist of amounts deposited pursuant to Section 3.26(a)(i), above, plus any amounts earned on any such funds while on deposit in the Reserve Fund. "Portion 2" of the Reserve Fund will consist of amounts deposited pursuant to Sections 3.26(a)(ii), (a)(iii), and (a)(iv), above, plus any amounts earned on any such funds while on deposit in the Reserve Fund. Amounts distributed from the Reserve Fund under Sections 4.01(d)(ii) and 3.26(c) shall be deemed to be distributed first from Portion 1 of the Reserve Fund to the extent thereof and then from Portion 2.

(c) Each Portion of the Reserve Fund shall be treated as an "outside reserve fund" under applicable Treasury regulations and will not be part of any REMIC created hereunder. For federal and state income tax purposes, the Trustee shall be deemed to be the owner of Portion 1 of the Reserve Fund and no amount will be transferred by any REMIC to Portion 1 of the Reserve Fund. For federal and state income tax purposes, the Holders of the Class C Certificates shall be deemed to be the owners of Portion 2 of the Reserve Fund and all amounts deposited into such Portion 2 of the Reserve Fund (other than the initial deposit therein of $1,000) shall be treated as amounts distributed by REMIC 3 to REMIC CX in respect of the Class C Interest, and then distributed by REMIC CX to the Holders of the Class C Certificates. For federal and state income tax purposes, payments in respect of the Class AV Certificates and the Mezzanine Certificates of Net WAC Rate Carryover Amounts will not be payments with respect to a "regular interest" in a REMIC within the meaning of Code Section 860G(a)(1).

(d) By accepting a Class C Certificate, each Holder of a Class C Certificate shall be deemed to have directed the Trustee to, and the Trustee shall pursuant to such direction, deposit into the Reserve Fund the amounts described in Section 3.26(a)(iii) and (a)(iv) above on each Distribution Date. By accepting a Class C Certificate, each Holder of a Class C Certificate further agrees that such direction is given for good and valuable consideration, the receipt and sufficiency of which is acknowledged by such acceptance.

(e) At the direction of the Holders of a majority in Percentage Interest in the Class C Certificates, the Trustee shall direct any depository institution maintaining Portion 2 of the Reserve Fund to invest the funds in such account in one or more Permitted Investments bearing interest or sold at a discount, and maturing, unless payable on demand, (i) no later than the Business Day immediately preceding the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if a Person other than the Trustee or an Affiliate manages or advises such investment, and (ii) no later than the date on which such funds are required to be withdrawn from such account pursuant to this Agreement, if the Trustee or an Affiliate manages or advises such investment. If no investment direction of the Holders of a majority in Percentage Interest in the Class C Certificates with respect to Portion 2 of the Reserve Fund is received by the Trustee, the Trustee shall invest the funds in such Portion in Permitted Investments managed by the Trustee or an Affiliate of the kind described in clause (vi) of the definition of Permitted Investments. Notwithstanding the foregoing, any funds in Portion 2 of the Reserve Fund shall be invested in Deutsche Bank Cash Management Fund 541 for so long as such investment complies with clause (vi) of the definition of Permitted Investments. All income and gain earned upon such investment shall be deposited into Portion 2 of the Reserve Fund.

The Trustee shall hold the funds in Portion 1 of the Reserve Fund uninvested in an Eligible Account.

(f) For federal tax return and information reporting, the right of the Certificateholders to receive payment on account of the Class A Certificates and the Mezzanine Certificates from the Reserve Fund in respect of any Net WAC Rate Carryover Amount shall be assigned a value of zero.

Section 3.27 Advance Facility.

(a) The Trustee, on behalf of the Trust Fund, at the direction of the Master Servicer and with the consent of the NIMS Insurer, is hereby authorized to enter into a facility with any Person which provides that such Person (an "Advancing Person") may make all or a portion of the Advances and/or Servicing Advances to the Trust Fund under this Agreement, although no such facility shall reduce or otherwise affect the Master Servicer's obligation to fund such Advances and/or Servicing Advances. To the extent that an Advancing Person makes all or a portion of any Advance or any Servicing Advance and provides the Trustee with notice acknowledged by the Master Servicer that such Advancing Person is entitled to reimbursement, such Advancing Person shall be entitled to receive reimbursement pursuant to this Agreement for such amount to the extent provided in Section 3.27(b). Such notice from the Advancing Person shall specify the amount of the reimbursement and shall specify which Section of this Agreement permits the applicable Advance or Servicing Advance to be reimbursed. The Trustee shall be entitled to rely without independent investigation on the Advancing Person's statement with respect to the amount of any reimbursement pursuant to this Section 3.27 and with respect to the Advancing Person's statement with respect to the Section of this Agreement that permits the applicable Advance or Servicing Advance to be reimbursed. An Advancing Person whose obligations are limited to the making of Advances and/or Servicing Advances shall not be required to meet the qualifications of a Master Servicer or a Sub-Servicer pursuant to Article VI hereof and will not be deemed to be a Sub-Servicer under this Agreement. If the terms of a facility proposed to be entered into with an Advancing Person by the Trust Fund would not materially and adversely affect the interests of any Certificateholder, then the NIMS Insurer shall not withhold its consent to the Trust Fund's entering into such facility.

(b) If an advancing facility is entered into, then the Master Servicer shall not be permitted to reimburse itself under any Section specified or for any amount specified by the Advancing Person in the notice described under Section 3.27(a) above and acknowledged by the Master Servicer prior to the remittance to the Trust Fund, but instead the Master Servicer shall include such amounts in the applicable remittance to the Trustee made pursuant to Section 3.10(a). The Trustee is hereby authorized to pay to the Advancing Person reimbursements for Advances and Servicing Advances from the Distribution Account to the same extent the Master Servicer would have been permitted to reimburse itself for such Advances and/or Servicing Advances in accordance with the specified Sections had the Master Servicer itself made such Advance or Servicing Advance. The Trustee is hereby authorized to pay directly to the Advancing Person such portion of the Servicing Fee as the parties to any advancing facility may agree.

(c) All Advances and Servicing Advances made pursuant to the terms of this Agreement shall be deemed made and shall be reimbursed on a "first in-first out" (FIFO) basis.

Section 3.28 Policy; Claims Under the PMI Policy

Notwithstanding anything to the contrary elsewhere in this Article III, the Master Servicer shall not agree to any modification or assumption of a PMI Mortgage Loan or take any other action with respect to a PMI Mortgage Loan that could result in denial of coverage under the PMI Policy. The Master Servicer shall notify the PMI Insurer that the Trustee, as trustee on behalf of the Certificateholders, is the insured, as that term is defined in the PMI Policy, of each PMI Mortgage Loan. The Master Servicer shall, on behalf of the Trustee, prepare and file on a timely basis with the PMI Insurer, with a copy to the Trustee, all claims which may be made under the PMI Policy with respect to the PMI Mortgage Loans. The Master Servicer shall take all actions required under the PMI Policy as a condition to the payment of any such claim. Any amount received from the PMI Insurer with respect to any such PMI Mortgage Loan shall be deposited by the Master Servicer, no later than two Business Days following receipt thereof, into the Collection Account.

Section 3.29 Reserved.

Section 3.30 Cap Agreement.

(a) The Depositor hereby directs the Trustee to execute and deliver on behalf of the Trust the Cap Agreement and authorizes the Trustee to perform its obligations thereunder on behalf of the Trust in accordance with the terms of the Cap Agreement.

(b) If the Cap Provider no longer has a long-term unsecured and unsubordinated debt rating of at least "AA-" from S&P or "Aa3" from Moody's (or their equivalent) (the "Approved Rating Thresholds"), the Trustee shall, promptly after a Responsible Officer of the Trustee has received actual knowledge or written notice of the reduction or withdrawal of the rating (it being understood that the Trustee has no duty to monitor the ratings of the Cap Provider), request the Cap Provider to either (i) assign within thirty (30) days of such request the Cap Agreement to a counterparty that is a bank or other financial institution with the Approved Rating Thresholds or (ii) obtain a guaranty of another Person with the Approved Rating Thresholds within thirty (30) days of such request to honor the Cap Provider's obligations under the Cap Agreement. If within such time period, the Cap Provider has not assigned the Cap Agreement or obtained a guaranty as provided in this Section 3.30(b), the Trustee shall request the Cap Provider to post collateral with the Trustee in an amount sufficient to restore the immediately prior ratings of the Certificates.

(c) In the event that the Cap Agreement is canceled or otherwise terminated for any reason (other than the exhaustion of the interest rate protection provided thereby or replacement of the Cap Agreement by the Cap Provider in accordance with Section 3.30(b)), the Depositor shall, to the extent a replacement contract is available, direct the Trustee to obtain from a counterparty designated by the Depositor a replacement contract comparable to the Cap Agreement (which both such counterparty and such replacement contract shall be acceptable to the Trustee and the Holders of the Certificates entitled to at least 50% of the Voting Rights) providing interest rate protection which is equal to the then-existing protection provided by the Cap Agreement, provided, however, that if the cost of any such replacement contract providing the same interest rate protection would be greater than the amount of any early termination payment received by the Trustee under such Cap Agreement, the amount of interest rate protection provided by such replacement contract may be reduced to a level such that the cost of such replacement contract shall not exceed the amount of such early termination payment.

## ARTICLE IV

## FLOW OF FUNDS

Section 4.01 Distributions.

(a) On each Distribution Date, the Trustee shall withdraw from the Distribution Account that portion of the Available Funds for such Distribution Date consisting of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount for such Distribution Date, and make the following disbursements and transfers in the order of priority described below, in each case to the extent of the Group I Interest Remittance Amount or the Group II Interest Remittance Amount remaining for such Distribution Date:

(i) the Group I Interest Remittance Amount shall be distributed as follows:

(A) *first*, concurrently, to the Class AF Certificates and the Class S-1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, allocated between the Class AF Certificates and the Class S-1 Certificates, *pro rata,* based on their respective entitlements; and

(B) *second,* concurrently, to the Class AV Certificates and the Class S-2 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case to the extent not paid pursuant to Section 4.01(a)(ii)(A) below, allocated between the Class AV Certificates and the Class S-2 Certificates, *pro rata,* based on their respective entitlements.

(ii) the Group II Interest Remittance Amount shall be distributed as follows:

(A) *first,* concurrently, to the Class AV Certificates and the Class S-2 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, allocated between the Class AV Certificates and the Class S-2 Certificates, *pro rata,* based on their respective entitlements; and

(B) *second,* concurrently, to the Class AF Certificates and the Class S-1 Certificates, the Monthly Interest Distributable Amount and any Unpaid Interest Shortfall Amount for such Classes, in each case to the extent not paid pursuant to Section 4.01(a)(i)(A) above, allocated between the Class AF Certificates and the Class S-1 Certificates, *pro rata,* based on their respective entitlements.

(iii) The sum of any Group I Interest Remittance Amount and Group II Interest Remittance Amount remaining undistributed following the distributions pursuant to clauses (i) and (ii) above shall be distributed as follows:

*first*, to the Class M-1 Certificates, the related Monthly Interest Distributable Amount;

*second*, to the Class M-2 Certificates, the related Monthly Interest Distributable Amount;

*third*, to the Class M-3 Certificates, the related Monthly Interest Distributable Amount;

*fourth*, to the Class M-4 Certificates, the related Monthly Interest Distributable Amount; and *fifth*, to the Class M-5 Certificates, the related Monthly Interest Distributable Amount.

(iv) Any Group I Interest Remittance Amount or any Group II Interest Remittance Amount remaining undistributed following distributions pursuant to clause (iii) above shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(b) On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i) *first*,

(A) (x) an amount equal to the Group I Principal Distribution Amount shall be distributed to the Class AF Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and then

(y) any portion of the Group II Principal Distribution Amount distributable pursuant to Section 4.01(b)(i)(B)(x), below, that remains following distribution to the Class AV Certificates shall be distributed as set forth in Section 4.01(b)(i)(A)(x), above;

(B) (x) an amount equal to the Group II Principal Distribution Amount shall be distributed to the Class AV Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and then

(y) any portion of the Group I Principal Distribution Amount distributable pursuant to Section 4.01(b)(i)(A)(x), above, that remains following distribution to the Class AF Certificates, shall be distributed as set forth in Section 4.01(b)(i)(B)(x) above.

(ii) *second*, the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distributions pursuant to Section 4.01(b)(i) shall be distributed in the following order of priority:

*first*, to the Class M-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

*second*, to the Class M-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

*third*, to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;

*fourth*, to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; and

*fifth*, to the Class M-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

(iii) Any principal remaining undistributed pursuant to Sections 4.01(b)(i) and 4.01(b)(ii) above shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(c) On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority:

(i) *first,*

(A) the Group I Principal Distribution Amount will be distributed as follows:

*first*, to the Class AF Certificates, the Class AF Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

*second*, to the Class AV Certificates, the Class AV Principal Distribution Amount, to the extent not paid pursuant to clause (i)(B) below, until the Certificate Principal Balance thereof has been reduced to zero.

(B) the Group II Principal Distribution Amount will be distributed as follows:

*first*, to the Class AV Certificates, the Class AV Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

*second*, to the Class AF Certificates, the Class AF Principal Distribution Amount, to the extent not paid pursuant to clause (i)(A) above, until the Certificate Principal Balance thereof has been reduced to zero.

(ii) *second,* the sum of any Group I Principal Distribution Amount and Group II Principal Distribution Amount remaining undistributed following the distribution pursuant to Section 4.01(c)(i) shall be distributed in the following order of priority:

*first*, to the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

*second*, to the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

*third*, to the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

*fourth*, to the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

*fifth*, to the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

(iii) Any principal remaining undistributed following distributions pursuant to Sections 4.01(c)(i) and 4.01(c)(ii) shall be used in determining the amount of Net Monthly Excess Cashflow, if any, for such Distribution Date.

(d) (i) On each Distribution Date, any Net Monthly Excess Cashflow shall be paid in the following order or priority, in each case to the extent of the Net Monthly Excess Cashflow remaining undistributed:

(a) to the Class or Classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such Class or Classes of Certificates as part of the Group I Principal Distribution Amount or the Group II Principal Distribution Amount, as applicable, pursuant to Section 4.01(b) or Section 4.01(c) above, as applicable;

(b) *concurrently*, to the Class A Certificates and the Class S Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Classes for such Distribution Date to the extent remaining unpaid after distribution of the Group I Interest Remittance Amount and the Group II Interest Remittance Amount on such Distribution Date, allocated between the Class A Certificates and the Class S Certificates, *pro rata*, based on their respective entitlements;

(c) to the Class M-1 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(d) to the Class M-1 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(e) to the Class M-2 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(f) to the Class M-2 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(g) to the Class M-3 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(h) to the Class M-3 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(i) to the Class M-4 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(j) to the Class M-4 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(k) to the Class M-5 Certificates, in an amount equal to the Unpaid Interest Shortfall Amount, if any, for such Class for such Distribution Date;

(l) to the Class M-5 Certificates, in an amount equal to the Allocated Realized Loss Amount, if any, for such Class for such Distribution Date;

(m) to the Reserve Fund, the amount by which the sum of any Net WAC Rate Carryover Amounts, if any, with respect to the Class AV Certificates and the Mezzanine Certificates for such Distribution Date exceeds the sum of (i) any amounts received by the Trustee with respect to the Cap Agreement for such Distribution Date and (ii) any amounts in the Reserve Fund that were not distributed on prior Distribution Dates (or, if no Net WAC Rate Carryover Amounts are payable to such Classes of Certificates on such Distribution Date, to the Reserve Fund, an amount such that when added to other amounts already on deposit in the Reserve Fund, the aggregate amount on deposit therein is equal to $1,000);

(n) if such Distribution Date follows the Prepayment Period during which occurs the latest date on which a Prepayment Charge may be required to be paid in respect of any Mortgage Loans, to REMIC PX, as holder of the Class P Interest, in reduction of the Uncertificated Principal Balance thereof, until the Uncertificated Principal Balance thereof is reduced to zero;

(o) to REMIC CX, as holder of the Class C Interest, the Monthly Interest Distributable Amount for the Class C Interest plus, until the Uncertificated Principal Balance of the Class C Interest is reduced to zero, any Overcollateralization Release Amount for such Distribution Date (in both cases, net of such portion of amounts payable pursuant to this clause (m) that were paid pursuant to clause (k) above);

(p) any remaining amounts to the Class R Certificates (in respect of the appropriate Class R-3 Interest).

(ii) On each Distribution Date, after making the distributions of the Available Funds as provided in this Section 4.01 and after depositing in the Reserve Fund any payments received under the Cap Agreement, the Trustee shall withdraw from the Reserve Fund the amounts on deposit therein and shall distribute such amounts in the following order of priority to the extent of amounts remaining in the Reserve Fund:

*first*, to the Class AV Certificates, the related Net WAC Rate Carryover Amount;

*second*, to the Class M-l Certificates, the related Net WAC Rate Carryover Amount;

*third*, to the Class M-2 Certificates, the related Net WAC Rate Carryover Amount;

*fourth*, to the Class M-3 Certificates, the related Net WAC Rate Carryover Amount;

*fifth*, to the Class M-4 Certificates, the related Net WAC Rate Carryover Amount; and

*sixth*, to the Class M-5 Certificates, the related Net WAC Rate Carryover Amount.

On the Distribution Date on which the Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates has been reduced to zero, after making all other distributions on such Distribution Date (including to the Class AV Certificates and the

Mezzanine Certificates out of the Reserve Fund), the Trustee shall distribute to itself all remaining amounts on deposit in Portion 1 of the Reserve Fund, and shall distribute all remaining amounts in Portion 2 of the Reserve Fund to the Class C Certificates.

(iii) On each Distribution Date, all amounts representing Prepayment Charges in respect of the Mortgage Loans received during the related Prepayment Period will be withdrawn from the Distribution Account and distributed by the Trustee to the Class P Interest, and shall not be available for distribution to any other Class of Certificates. On each Distribution Date, all amounts representing any Master Servicer Prepayment Charge Payment Amounts paid by or collected by the Master Servicer during the related Prepayment Period will be withdrawn from the Distribution Account and distributed by the Trustee to the Class P Certificates, and shall not be available for distribution to any other Class of Certificates. The payment of the foregoing amounts in respect of such Regular Interests shall not reduce the Uncertificated Principal Balance thereof.

(e) Without limiting the provisions of Section 9.01(b), by acceptance of the Class R Certificates the Holders of the Class R Certificates agree, and it is the understanding of the parties hereto, for so long as the Cap Agreement or any of the NIM Notes are outstanding, to assign and transfer their rights to receive any amounts otherwise distributable to the Holders of the Class R Certificates (and such rights are hereby assigned and transferred) to the Holders of the Class C Certificates to be paid to the Holders of the Class C Certificates.

(f) All distributions made with respect to each Class of Certificates on each Distribution Date shall be allocated *pro rata* among the outstanding Certificates in such Class based on their respective Percentage Interests. Payments in respect of each Class of Certificates on each Distribution Date will be made to the Holders of the respective Class of record on the related Record Date (except as otherwise provided in this Section 4.01 or Section 9.01 respecting the final distribution on such Class), based on the aggregate Percentage Interest represented by their respective Certificates, and shall be made by wire transfer of immediately available funds to the account of any such Holder at a bank or other entity having appropriate facilities therefor, if such Holder shall have so notified the Trustee in writing at least five Business Days prior to the Record Date immediately prior to such Distribution Date and is the registered owner of Certificates having an initial aggregate Certificate Principal Balance or Notional Amount that is in excess of the lesser of (i) $5,000,000 or (ii) two-thirds of the Original Class Certificate Principal Balance or Original Class Notional Amount of such Class of Certificates, or otherwise by check mailed by first class mail to the address of such Holder appearing in the Certificate Register. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the Corporate Trust Office of the Trustee or such other location specified in the notice to Certificateholders of such final distribution.

Each distribution with respect to a Book-Entry Certificate shall be paid to the Depository, which shall credit the amount of such distribution to the accounts of its Depository Participants in accordance with its normal procedures. Each Depository Participant shall be responsible for disbursing such distribution to the Certificate Owners that it represents and to each indirect participating brokerage firm (a "brokerage firm" or "indirect participating firm") for which it acts as agent. Each brokerage firm shall be responsible for disbursing funds to the Certificate Owners that it represents. All such credits and disbursements with respect to a Book-Entry

Certificate are to be made by the Depository and the Depository Participants in accordance with the provisions of the Certificates. None of the Trustee, the Depositor, the Master Servicer or the Seller shall have any responsibility therefor except as otherwise provided by applicable law.

(g) The rights of the Certificateholders to receive distributions in respect of the Certificates, and all interests of the Certificateholders in such distributions, shall be as set forth in this Agreement. None of the Holders of any Class of Certificates, the Trustee or the Master Servicer shall in any way be responsible or liable to the Holders of any other Class of Certificates in respect of amounts properly previously distributed on the Certificates.

(h) Except as otherwise provided in Section 9.01, whenever the Trustee expects that the final distribution with respect to any Class of Certificates will be made on the next Distribution Date, the Trustee shall, no later than three (3) days before the related Distribution Date, mail to the NIMS Insurer and each Holder on such date of such Class of Certificates a notice to the effect that:

(i) the Trustee expects that the final distribution with respect to such Class of Certificates will be made on such Distribution Date but only upon presentation and surrender of such Certificates at the office of the Trustee therein specified, and

(ii) no interest shall accrue on such Certificates from and after the end of the related Accrual Period.

Any funds not distributed to any Holder or Holders of Certificates of such Class on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust by the Trustee and credited to the account of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 4.01(h) shall not have been surrendered for cancellation within six months after the time specified in such notice, the Trustee shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Trustee shall, directly or through an agent, mail a final notice to the remaining non-tendering Certificateholders concerning surrender of their Certificates but shall continue to hold any remaining funds for the benefit of non-tendering Certificateholders. The costs and expenses of maintaining the funds in trust and of contacting such Certificateholders shall be paid out of the assets remaining in such trust fund. If within one year after the final notice any such Certificates shall not have been surrendered for cancellation, the Trustee shall pay to Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc., *pro rata*, all such amounts, and all rights of non-tendering Certificateholders in or to such amounts shall thereupon cease. No interest shall accrue or be payable to any Certificateholder on any amount held in trust by the Trustee as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 4.01(h).

(i) Notwithstanding anything to the contrary herein, (i) in no event shall the Certificate Principal Balance of a Mezzanine Certificate be reduced more than once in respect of any particular amount both (a) allocated to such Certificate in respect of Realized Losses pursuant to Section 4.06 and (b) distributed to such Certificate in reduction of the Certificate Principal Balance thereof pursuant to this Section 4.01, and (ii) in no event shall the Uncertificated Principal Balance of a REMIC Regular Interest be reduced more than once in respect of any particular amount both (a) allocated to such REMIC Regular Interest in respect of Realized Losses pursuant to Section 4.06 and (b) distributed on such REMIC Regular Interest in reduction of the Uncertificated Principal Balance thereof pursuant to Section 4.05.

(j) Any amounts distributed to REMIC CX on any Distribution Date in respect of the Class C Interest under Section 4.01(d)(i) shall, on such Distribution Date, be distributed by REMIC CX to the Holders of the Class C Certificates. Any amounts remaining in REMIC CX shall be distributed to the Holders of the Class R-CX Certificates in respect of the Class R-CX Interest. Any amounts distributed to REMIC PX on any Distribution Date in respect of the Class P Interest shall, on such Distribution Date, be distributed by REMIC PX to the Holders of the Class P Certificates. Any amounts remaining in REMIC PX shall be distributed to the Holders of the Class R-PX Certificates in respect of the Class R-PX Interest. For the avoidance of doubt, the provisions of Sections 4.01(f), 4.01(g) and 4.01(h) shall apply to the Class C Certificates and the Class P Certificates.

Section 4.02 Preference Claims.

The Trustee shall promptly notify the NIMS Insurer of any proceeding or the institution of any action, of which a Responsible Officer of the Trustee has actual knowledge, seeking the avoidance as a preferential transfer under applicable bankruptcy, insolvency, receivership or similar law (a "Preference Claim") of any distribution made with respect to the Class C Certificates or the Class P Certificates. Each Holder of the Class C Certificates or the Class P Certificates, by its purchase of such Certificates, the Master Servicer and the Trustee hereby agree that the NIMS Insurer may at any time during the continuation of any proceeding relating to a Preference Claim direct all matters relating to such Preference Claim, including, without limitation, (i) the direction of any appeal of any order relating to such Preference Claim and (ii) the posting of any surety, supersedes or performance bond pending any such appeal. In addition and without limitation of the foregoing, the NIMS Insurer shall be subrogated to the rights of the Master Servicer, the Trustee and each Holder of the Class C Certificates and the Class P Certificates in the conduct of any such Preference Claim, including, without limitation, all rights of any party to an adversary proceeding action with respect to any court order issued in connection with any such Preference Claim; provided, however, that the NIMS Insurer will not have any rights with respect to any Preference Claim set forth in this paragraph unless the Trustee, as indenture trustee with respect to the Insured NIM Notes or the holder of any Insured NIM Notes has been required to relinquish a distribution made on the Class C Certificates, the Class P Certificates or the Insured NIM Notes, as applicable, and the NIMS Insurer made a payment in respect of such relinquished amount.

Section 4.03 Statements.

(a) On each Distribution Date, based, as applicable, on information provided to it by the Master Servicer, the Trustee shall prepare and make available by electronic medium (as set forth in the penultimate paragraph of this Section 4.03(a)) to each Holder of the Regular Certificates, the Trustee, the Master Servicer, the NIMS Insurer and the Rating Agencies, a statement as to the distributions made on such Distribution Date:

(i) the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates (other than the Class S Certificates), separately identified, allocable to principal and the amount of the distribution made to the Holders of the Class P Certificates allocable to Prepayment Charges and Master Servicer Prepayment Charge Payment Amounts;

(ii) the amount of the distribution made on such Distribution Date to the Holders of each Class of Regular Certificates (other than the Class P Certificates), allocable to interest, separately identified;

(iii) the Overcollateralized Amount, the Overcollateralization Release Amount, the Overcollateralization Deficiency Amount and the Overcollateralization Target Amount as of such Distribution Date and the Excess Overcollateralized Amount for the Mortgage Pool, for such Distribution Date;

(iv) the aggregate amount of servicing compensation received by the Master Servicer with respect to the related Due Period and such other customary information as the Trustee deems necessary or desirable, or which a Certificateholder reasonably requests, to enable Certificateholders to prepare their tax returns;

(v) reserved;

(vi) the aggregate amount of Advances for the related Due Period;

(vii) the aggregate Stated Principal Balance of the Mortgage Loans at the Close of Business at the end of the related Due Period;

(viii) the number, aggregate principal balance, weighted average remaining term to maturity and weighted average Mortgage Rate of the Mortgage Loans as of the related Determination Date;

(ix) the number and aggregate unpaid principal balance of Mortgage Loans (a) delinquent 30-59 days, (b) delinquent 60-89 days, (c) delinquent 90 or more days in each case, as of the last day of the preceding calendar month provided, however that any aggregate unpaid principal balance of Mortgage Loans shall be reported as of the last day of the related Due Period, (d) as to which foreclosure proceedings have been commenced and (e) with respect to which the related Mortgagor has filed for protection under applicable bankruptcy laws, with respect to whom bankruptcy proceedings are pending or with respect to whom bankruptcy protection is in force;

(x) with respect to any Mortgage Loan that became an REO Property during the preceding Prepayment Period, the unpaid principal balance and the Principal Balance of such Mortgage Loan as of the date it became an REO Property;

(xi) the total number and cumulative principal balance of all REO Properties as of the Close of Business of the last day of the preceding Prepayment Period;

(xii) the aggregate amount of Principal Prepayments made during the related Prepayment Period;

(xiii) the aggregate amount of Realized Losses incurred during the related Prepayment Period and the cumulative amount of Realized Losses;

(xiv) the aggregate amount of Extraordinary Trust Fund expenses withdrawn from the Collection Account or the Distribution Account for such Distribution Date;

(xv) the Certificate Principal Balance of the Class A Certificates, the Mezzanine Certificates and the Class C Certificates, after giving effect to the distributions made on such Distribution Date, and the Notional Amount of the Class S Certificates and the Class C Certificates, after giving effect to the distributions made on such Distribution Date;

(xvi) the Monthly Interest Distributable Amount in respect of the Class A Certificates, the Class S Certificates, the Mezzanine Certificates and the Class C Certificates for such Distribution Date and the Unpaid Interest Shortfall Amount, if any, with respect to the Class A Certificates, the Class S Certificates and the Mezzanine Certificates for such Distribution Date;

(xvii) the aggregate amount of any Prepayment Interest Shortfalls for such Distribution Date, to the extent not covered by payments by the Master Servicer pursuant to Section 3.24, and the aggregate amount of any Relief Act Interest Shortfalls for such Distribution Date;

(xviii) the Credit Enhancement Percentage for such Distribution Date;

(xix) the Net WAC Rate Carryover Amount for the Class A Certificates and the Mezzanine Certificates, if any, for such Distribution Date and the amount remaining unpaid after reimbursements therefor on such Distribution Date;

(xx) the Trustee Fee on such Distribution Date;

(xxi) whether a Stepdown Date or a Trigger Event has occurred;

(xxii) the Available Funds;

(xxiii) the respective Pass-Through Rates applicable to the Class A Certificates, the Class S Certificates, the Mezzanine Certificates and the Class C Certificates for such Distribution Date and the Pass-Through Rate applicable to the Class A Certificates and the Mezzanine Certificates for the immediately succeeding Distribution Date;

(xxiv) reserved;

(xxv) any other information that is required by the Code and regulations thereunder to be made available to Certificateholders;

(xxvi) the amount on deposit in the Reserve Fund;

(xxvii) (A) the dollar amount of payments received related to claims under the PMI Policy during the related Prepayment Period (and the number of Mortgage Loans to which such payments related) and (B) the aggregate dollar amount of payments received related to claims under the PMI Policy since the Cut-off Date (and the number of Mortgage Loans to which such payments related);

(xxviii) (A) the dollar amount of claims made under the PMI Policy that were denied during the related Prepayment Period (and the number of Mortgage Loans to which such denials related) and (B) the aggregate dollar amount of claims made under the PMI Policy that were denied since the Cut-off Date (and the number of Mortgage Loans to which such denials related); and

(xxix) for such Distribution Date, the amount of any payment made by the Cap Provider under the Cap Agreement.

The Trustee will make such statement (and, at its option, any additional files containing the same information in an alternative format) available each month to Certificateholders, the Master Servicer, the NIMS Insurer and the Rating Agencies via the Trustee's internet website. The Trustee's internet website shall initially be located at https://www.corporatetrust.db.com/invr. Assistance in using the website can be obtained by calling the Trustee's customer service desk at 1-800-735-7777. Parties that are unable to use the above distribution options are entitled to have a paper copy mailed to them via first class mail by calling the customer service desk and indicating such. The Trustee shall have the right to change the way such statements are distributed in order to make such distribution more convenient and/or more accessible to the above parties and the Trustee shall provide timely and adequate notification to all above parties regarding any such changes.

In the case of information furnished pursuant to subclauses (i) through (iii) above, the amounts shall be expressed in a separate section of the report as a dollar amount for each Class for each $1,000 original dollar amount as of the Closing Date.

(b) Within a reasonable period of time after the end of each calendar year, the Trustee shall, upon written request, furnish to each Person who at any time during the calendar year was a Certificateholder of a Regular Certificate, if requested in writing by such Person, such information as is reasonably necessary to provide to such Person a statement containing the information set forth in subclauses (i) through (iii) above, aggregated for such calendar year or applicable portion thereof during which such Person was a Certificateholder. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be prepared and furnished by the Trustee to Certificateholders pursuant to any requirements of the Code as are in force from time to time.

(c) On each Distribution Date, the Trustee shall forward to the Holders of the Residual Certificates and the NIMS Insurer a copy of the reports forwarded to the Regular Certificateholders in respect of such Distribution Date with such other information as the Trustee deems necessary or appropriate.

(d) Within a reasonable period of time after the end of each calendar year, the Trustee shall deliver to each Person who at any time during the calendar year was a Holder of a Residual Certificate, if requested in writing by such Person, such information as is reasonably necessary to provide to such Person a statement containing the information provided pursuant to the previous paragraph aggregated for such calendar year or applicable portion thereof during which such Person was a Holder of a Residual Certificate. Such obligation of the Trustee shall be deemed to have been satisfied to the extent that substantially comparable information shall be prepared and furnished to Certificateholders by the Trustee pursuant to any requirements of the Code as from time to time in force.

(e) On each Distribution Date the Trustee shall provide Bloomberg Financial Markets, L.P. ("Bloomberg") CUSIP level factors for each Class of Certificates as of such Distribution Date, using a format and media mutually acceptable to the Trustee and Bloomberg.

Section 4.04 Remittance Reports; Advances.

(a) Within one Business Day after each Determination Date, but in no event later than such date which would allow the Trustee to submit a claim to the NIMS Insurer under the Indenture, the Master Servicer shall deliver to the NIMS Insurer and the Trustee by telecopy or electronic mail (or by such other means as the Master Servicer, the NIMS Insurer and the Trustee, as the case may be, may agree from time to time) a Remittance Report with respect to the related Distribution Date. Not later than each Master Servicer Remittance Date (or, in the case of certain information, as agreed between the Trustee and the Master Servicer, not later than four Business Days after the end of each Due Period), the Master Servicer shall deliver or cause to be delivered to the Trustee in addition to the information provided on the Remittance Report, such other information reasonably available to it with respect to the Mortgage Loans as the Trustee may reasonably require to perform the calculations necessary to make the distributions contemplated by Section 4.01 and to prepare the statements to Certificateholders contemplated by Section 4.03. The Trustee shall not be responsible to recompute, recalculate or verify any information provided to it by the Master Servicer.

(b) The amount of Advances to be made by the Master Servicer for any Distribution Date shall equal, subject to Section 4.04(d), the sum of (i) the aggregate amount of Monthly Payments (with each interest portion thereof net of the related Servicing Fee), due on the related Due Date in respect of the Mortgage Loans, which Monthly Payments were delinquent as of the close of business on the related Determination Date, plus (ii) with respect to each REO Property, which REO Property was acquired during or prior to the related Prepayment Period and as to which such REO Property an REO Disposition did not occur during the related Prepayment Period, an amount equal to the excess, if any, of the Monthly Payments (with each interest portion thereof net of the related Servicing Fee) that would have been due on the related Due Date in respect of the related Mortgage Loans, over the net income from such REO Property transferred to the Distribution Account pursuant to Section 3.23 for distribution on such Distribution Date.

On or before 3:00 p.m. New York time on the Master Servicer Remittance Date, the Master Servicer shall remit in immediately available funds to the Trustee for deposit in the Distribution Account an amount equal to the aggregate amount of Advances, if any, to be made in respect of the Mortgage Loans and REO Properties for the related Distribution Date either (i) from its own funds or (ii) from the Collection Account, to the extent of funds held therein for future distribution (in which case, it will cause to be made an appropriate entry in the records of Collection Account that amounts held for future distribution have been, as permitted by this Section 4.04, used by the Master Servicer in discharge of any such Advance) or (iii) in the form of any combination of (i) and (ii) aggregating the total amount of Advances to be made by the Master Servicer with respect to the Mortgage Loans and REO Properties. Any amounts held for future distribution and so used shall be appropriately reflected in the Master Servicer's records and replaced by the Master Servicer by deposit in the Collection Account on or before any future Master Servicer Remittance Date to the extent that the Available Funds for the related Distribution Date (determined without regard to Advances to be made on the Master Servicer Remittance Date) shall be less than the total amount that would be distributed to the Classes of Certificateholders pursuant to Section 4.01 on such Distribution Date if such amounts held for future distributions had not been so used to make Advances. The Trustee will provide notice to the NIMS Insurer and the Master Servicer by telecopy by the close of business on any Master Servicer Remittance Date in the event that the amount remitted by the Master Servicer to the Trustee on such date is less than the Advances required to be made by the Master Servicer for the related Distribution Date.

(c) The obligation of the Master Servicer to make such Advances is mandatory, notwithstanding any other provision of this Agreement but subject to (d) below, and, with respect to any Mortgage Loan, shall continue until the Mortgage Loan is paid in full or until the recovery of all Liquidation Proceeds thereon.

(d) Notwithstanding anything herein to the contrary, no Advance or Servicing Advance shall be required to be made hereunder by the Master Servicer if such Advance or Servicing Advance would, if made, constitute a Nonrecoverable Advance. The determination by the Master Servicer that it has made a Nonrecoverable Advance or that any proposed Advance or Servicing Advance, if made, would constitute a Nonrecoverable Advance, shall be evidenced by an Officers' Certificate of the Master Servicer delivered to the NIMS Insurer, the Depositor and the Trustee.

Section 4.05 Distributions on the REMIC Regular Interests.

(a) On each Distribution Date, the Trustee shall cause the sum of the Group I Interest Remittance Amount, Group II Interest Remittance Amount, Group I Principal Remittance Amount, and the Group II Principal Remittance Amount, in the following order of priority, to be distributed by REMIC 1 to REMIC 2 on account of the REMIC 1 Regular Interests or withdrawn from the Distribution Account and distributed to the Holders of the Class R Certificates (in respect of the Class R-1 Interest), as the case may be:

(i) first, to the Holders of REMIC 1 Regular Interests LT1S1-A, LT1S1-B, LT1S1-C, LT1S1-D, LT1S1-E, LT1S2-A, LT1S2-B, LT1S2-C, LT1S2-D and LT1S2-E, in an amount equal to (A) the Uncertificated Accrued Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates and second, to the Holders of REMIC 1 Regular Interest LT1-1, REMIC 1 Regular Interest LT1-2 and REMIC 1 Regular Interest LT1-P, in an amount equal to (A) the Uncertificated Accrued Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates;

(ii) to the Holders of the REMIC 1 Regular Interest LT1-P, on the Distribution Date immediately following the expiration of the latest Prepayment Charge term as identified on the Mortgage Loan Schedule or any Distribution Date thereafter until $100 has been distributed pursuant to this clause;

(iii) on each Distribution Date, the remainder of the Available Funds for such Distribution Date after the distributions made pursuant to clause (i) and clause (ii) above, first, to the Holders of REMIC 1 Regular Interest LT1-1 and REMIC 1 Regular Interest LT1-2 until the Uncertificated Principal Balance of such REMIC 1 Regular Interest is reduced to zero, and second, to the Holders of REMIC 1 Regular LT1S1-A, LT1S1-B, LT1S1-C, LT1S1-D, LT1S1-E, LT1S2-A, LT1S2-B, LT1S2-C, LT1S2-D and LT1S2-E until the Uncertificated Principal Balance of each such REMIC 1 Regular Interest is reduced to zero; and

(iv) to the Holders of the Class R Certificates (in respect of the Class R-1 Interest), any amounts remaining after the distributions pursuant to clauses (i) through (iii) above.

On each Distribution Date, all amounts representing Prepayment Charges in respect of the Mortgage Loans received during the related Prepayment Period will be distributed by REMIC 1 to the Holders of REMIC 1 Regular Interest LT1-P. The payment of the foregoing amounts to the Holders of REMIC 1 Regular Interest LT1-P shall not reduce the Uncertificated Principal Balance thereof.

(b) On each Distribution Date, the following amounts, in the following order of priority, shall be distributed by REMIC 2 to REMIC 3 on account of the REMIC 2 Regular Interests or withdrawn from the Distribution Account and distributed to the holders of the Class R Certificates (in respect of the Class R-2 Interest), as the case may be:

(i) first, to the Holders of REMIC 2 Regular Interests LT2-S1-A, LT2-S1-B, LT2-S1-C, LT2-S1-D, LT2-S1-E, LT2-S2-A, LT2-S2-B, LT2-S2-C, LT2-S2-D and LT2-S2-E, *pro rata*, an amount equal to (A) the Uncertificated Accrued Interest for each such REMIC 2 Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates and then to Holders of REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4, REMIC 2 Regular

Interest LT2-M5, REMIC 2 Regular Interest LT2-ZZ and REMIC 2 Regular Interest LT2-P, *pro rata*, in an amount equal to (A) the Uncertificated Accrued Interest for each such REMIC 2 Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates. Amounts payable as Uncertificated Accrued Interest in respect of REMIC 2 Regular Interest LT2-ZZ shall be reduced and deferred when the REMIC 2 Overcollateralized Amount is less than the REMIC 2 Overcollateralization Target Amount, by the lesser of (x) the amount of such difference and (y) the Maximum LT2-ZZ Uncertificated Accrued Interest Deferral Amount and such amount will be payable to the Holders of REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4 and REMIC 2 Regular Interest LT2-M5 in the same proportion as the Overcollateralization Increase Amount is allocated to the Corresponding Certificates;

(ii) second, to the Holders of REMIC 2 Regular Interests LT2-1SUB, LT2-1GRP, LT2-2SUB, LT2-2GRP and LT2-XX, *pro rata*, an amount equal to (A) the Uncertificated Accrued Interest for each such REMIC 2 Regular Interest for such Distribution Date, plus (B) any amounts in respect thereof remaining unpaid from previous Distribution Dates

(iii) third, an amount equal to the remainder of the REMIC 2 Marker Allocation Percentage of the Available Funds for such Distribution Date after the distributions made pursuant to clause (i) above, allocated as follows:

(a) to the Holders of REMIC 2 Regular Interest LT2-AA and REMIC 2 Regular Interest LT2-P, 98.00% of such remainder (other than amounts payable under clause (d) below), until the Uncertificated Principal Balance of such REMIC 2 Regular Interest is reduced to zero, provided, however, that REMIC 2 Regular Interest LT2-P shall not be reduced until the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter, at which point such amount shall be distributed to REMIC 2 Regular Interest LT2-P, until $100 has been distributed pursuant to this clause;

(b) to the Holders of REMIC 2 Regular Interest LT2-A1, REMIC 2 Regular Interest LT2-A2, REMIC 2 Regular Interest LT2-M1, REMIC 2 Regular Interest LT2-M2, REMIC 2 Regular Interest LT2-M3, REMIC 2 Regular Interest LT2-M4 and REMIC 2 Regular Interest LT2-M5, 1.00% of such remainder (other than amounts payable under clause (d) below), in the same proportion as principal payments are allocated to the Corresponding Certificates, until the Uncertificated Principal Balances of such REMIC 2 Regular Interests are reduced to zero;

(c) to the Holders of REMIC 2 Regular Interest LT2-ZZ, 1.00% of such remainder (other than amounts payable under clause (d) below), until the Uncertificated Principal Balance of such REMIC 2 Regular Interest is reduced to zero; then

(d) any remaining amount to the Holders of the Class R Certificates (in respect of the Class R-2 Interest); and

(iv) fourth, an amount equal to the remainder of the REMIC 2 Sub WAC Allocation Percentage of the Available Funds for such Distribution Date after the distributions made pursuant to clause (ii) above, allocated as follows

(a) distributions shall be made first to the REMIC 2 Regular Interests in such a manner as to keep the Uncertificated Principal Balance of each REMIC 2 Regular Interest ending with the designation "GRP" equal to 0.01% of the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group (determined as of the current Distribution Date), and the Uncertificated Principal Balance of each REMIC 2 Regular Interest ending with the designation "SUB" equal to 0.01% of the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group as of the current Distribution Date over (y) the Certificate Principal Balance of the Senior Certificates related to such Loan Group immediately prior to the current Distribution Date (except that if such excess is larger than for the preceding distribution period, the least amount of principal shall be distributed to such REMIC 2 Regular Interests such that the REMIC 2 Subordinated Balance Ratio is maintained); and second to REMIC 2 Regular Interest LT2-XX; and

(b) any remaining amount to the Holders of the Class R Certificates (in respect of the Class R-2 Interest); and

(v) fifth, to REMIC 2 Regular Interest LT2-P, 100% of the amount paid in respect of REMIC 1 Regular Interest LT1-P;

provided, however, that (i) 98.00% and (ii) 2.00% of any principal payments that are attributable to an Overcollateralization Release Amount shall be allocated to Holders of (i) REMIC 2 Regular Interest LT2-AA and REMIC 2 Regular Interest LT2-P, in that order and (ii) REMIC 2 Regular Interest LT2-P, respectively; provided that REMIC 2 Regular Interest LT2-P shall not be reduced until the Distribution Date immediately following the expiration of the latest Prepayment Charge as identified on the Prepayment Charge Schedule or any Distribution Date thereafter, at which point such amount shall be distributed to REMIC 2 Regular Interest LT2-P, until $100 has been distributed pursuant to this clause.

Section 4.06 Allocation of Realized Losses.

(a) Prior to each Determination Date, the Master Servicer shall determine as to each Mortgage Loan and REO Property: (i) the total amount of Realized Losses, if any, incurred in connection with any Final Recovery Determinations made during the related Prepayment Period; (ii) whether and the extent to which such Realized Losses constituted Bankruptcy Losses; and (iii) the respective portions of such Realized Losses allocable to interest and allocable to principal. Prior to each Determination Date, the Master Servicer shall also determine as to each Mortgage Loan: (i) the total amount of Realized Losses, if any, incurred in connection with any Deficient Valuations made during the related Prepayment Period; and (ii) the total amount of Realized Losses, if any, incurred in connection with Debt Service Reductions in respect of Monthly Payments due during the related Due Period. The information described in the two preceding sentences that is to be supplied by the Master Servicer shall be evidenced by an Officers' Certificate delivered to the NIMS Insurer and the Trustee by the Master Servicer prior to the Determination Date immediately following the end of (i) in the case of Bankruptcy Losses allocable to interest, the Due Period during which any such Realized Loss was incurred, and (ii) in the case of all other Realized Losses, the Prepayment Period during which any such Realized Loss was incurred.

(b) If on any Distribution Date after giving effect to all Realized Losses incurred with respect to the Mortgage Loans during or prior to the related Due Period and distributions of principal with respect to the Class A Certificates and the Mezzanine Certificates on such Distribution Date, the Uncertificated Principal Balance of the Class C Interest is equal to zero, Realized Losses equal to the Undercollateralized Amount shall be allocated by the Trustee on such Distribution Date as follows: first to the Class M-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, second to the Class M-4 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, third to the Class M-3 Certificates, until the Certificate Principal Balance thereof has been reduced to zero, fourth to the Class M-2 Certificates until the Certificate Principal Balance thereof has been reduced to zero, and fifth to the Class M-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero. All Realized Losses to be allocated to the Certificate Principal Balances of the Mezzanine Certificates on any Distribution Date shall be so allocated after the actual distributions to be made on such date as provided in Section 4.01. All references above to the Certificate Principal Balance of the Mezzanine Certificates shall be to the Certificate Principal Balance of the Mezzanine Certificates immediately prior to the relevant Distribution Date, before reduction thereof by any Realized Losses, in each case to be allocated to such Mezzanine Certificates on such Distribution Date.

Any allocation of Realized Losses to a Mezzanine Certificate on any Distribution Date shall be made by reducing the Certificate Principal Balance thereof by the amount so allocated. No allocations of any Realized Losses shall be made to the Class A Certificates, the Class S Certificates or the Class P Certificates. Any Realized Losses that reduce the distributions in respect of and/or the Uncertificated Principal Balance of the Class C Interest, shall be allocated by the Trustee to reduce the distributions in respect of and/or the Certificate Principal Balance of the Class C Certificates.

(c) All Realized Losses on the Mortgage Loans shall be allocated by the Trustee on each Distribution Date, first to REMIC 1 Regular Interest LT1-1 and REMIC 1 Regular Interest LT1-2, until the Uncertificated Principal Balance of each such REMIC 1 Regular Interest has been reduced to zero and then to REMIC 1 Regular Interests LT1-S1-A, LT1-S1-B, LT1-S1-C, LT1-S1-D, LT1-S1-E, LT1-S2-A, LT1-S2-B, LT1-S2-C, LT1-S2-D and LT1-S2-E, until the Uncertificated Principal Balances have been reduced to zero.

(d) The REMIC 2 Marker Allocation Percentage of all Realized Losses on the Mortgage Loans shall be allocated by the Trustee on each Distribution Date to the following

REMIC 2 Regular Interests in the specified percentages, as follows: first, to Uncertificated Accrued Interest payable to the REMIC 2 Regular Interest LT2-AA and REMIC 2 Regular Interest LT2-ZZ up to an aggregate amount equal to the REMIC 2 Interest Loss Allocation Amount, 98% and 2%, respectively; second, to the Uncertificated Principal Balances of the REMIC 2 Regular Interest LT2-AA and REMIC 2 Regular Interest LT2-ZZ up to an aggregate amount equal to the REMIC 2 Principal Loss Allocation Amount, 98% and 2%, respectively; third, to the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-M5 and REMIC 2 Regular Interest LT2-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M5 has been reduced to zero; fourth, to the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-M4 and REMIC 2 Regular Interest LT2-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M4 has been reduced to zero; fifth to the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-M3 and REMIC 2 Regular Interest LT2-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M3 has been reduced to zero; sixth to the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-M2 and REMIC 2 Regular Interest LT2-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M2 has been reduced to zero; and seventh to the Uncertificated Principal Balances of REMIC 2 Regular Interest LT2-AA, REMIC 2 Regular Interest LT2-M1 and REMIC 2 Regular Interest LT2-ZZ, 98%, 1% and 1%, respectively, until the Uncertificated Principal Balance of REMIC 2 Regular Interest LT2-M1 has been reduced to zero.

(e) The REMIC 2 Sub WAC Allocation Percentage of all Realized Losses shall be applied after all distributions have been made on each Distribution Date first, so as to keep the Uncertificated Principal Balance of each REMIC 2 Regular Interest ending with the designation "GRP" equal to 0.01% of the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group (determined as of the Distribution Date in the month in which Realized Losses are being allocated); second, to each REMIC 2 Regular Interest ending with the designation "SUB" so that the Uncertificated Principal Balance of each such REMIC 2 Regular Interest is equal to 0.01% of the excess of (x) the aggregate Stated Principal Balance of the Mortgage Loans in the related Loan Group as of the Distribution Date on which Realized Losses are being allocated over (y) the Certificate Principal Balance of the Senior Certificates related to such Loan Group as of the same date (except that if any such excess is larger than in the preceding distribution period, the least amount of Realized Losses shall be applied to such REMIC 2 Regular Interests such that the REMIC 2 Subordinated Balance Ratio is maintained); and third, to REMIC 2 Regular Interest LT2-XX.

Section 4.07 Compliance with Withholding Requirements.

Notwithstanding any other provision of this Agreement, the Trustee shall comply with all federal withholding requirements respecting payments to Certificateholders of interest or original issue discount that the Trustee reasonably believes are applicable under the Code. The consent of Certificateholders shall not be required for such withholding. In the event the Trustee does withhold any amount from interest or original issue discount payments or advances thereof to any Certificateholder pursuant to federal withholding requirements, the Trustee shall indicate the amount withheld to such Certificateholders.

Section 4.08 Commission Reporting.

(a) Within 15 days after each Distribution Date, the Trustee shall, in accordance with industry standards and applicable regulations, file with the Commission via the Electronic Data Gathering Analysis and Retrieval system, a Form 8-K with a copy of the statement to Certificateholders for such Distribution Date as an Exhibit thereto. Prior to April 30, in the year following the year of execution of this Agreement, the Trustee shall in accordance with industry standards file a Form 15 Suspension Notification with respect to the Trust Fund, if applicable. Prior to March 31, in the year following the year of execution of this Agreement, the Depositor shall execute and the Trustee shall file a Form 10-K, in substance conforming to industry standards and applicable regulations, with respect to the Trust Fund together with the accompanying certification described below. The Trustee shall provide the Form 10-K to the Depositor by March 20 (or the preceding Business Day if such day is not a Business Day) of the year that such Form 10-K is required to be filed. The Depositor shall execute such Form 10-K and return the original to the Trustee by March 25 (or the preceding Business Day if such day is not a Business Day). The Trustee shall prepare, execute, file and deliver on behalf of the Depositor Form 8-Ks required to be filed under the Exchange Act so long as no certification in respect of such Form 8-K is required by the Commission. The Depositor shall prepare and the appropriate person shall execute, in accordance with the Exchange Act or any other applicable law, any certification required under the Exchange Act or any other applicable law to accompany the Form 10-K or any other periodic report. The Depositor hereby grants to the Trustee a limited power of attorney to execute and file each such document on behalf of the Depositor, provided, however, that the Trustee shall not execute the Form 10-K on behalf of the Depositor. Such power of attorney shall continue until the earlier of (i) receipt by the Trustee from the Depositor of written termination of such power of attorney and (ii) the termination of the Trust Fund. The Depositor agrees to promptly furnish to the Trustee, from time to time upon request, such further information, reports and financial statements within its control related to this Agreement and the Mortgage Loans as the Trustee reasonably deems appropriate to prepare and file all necessary reports with the Commission. The Trustee shall have no responsibility to file any items other than those specified in this Section.

ARTICLE V

THE CERTIFICATES

Section 5.01 The Certificates.

(a) The Certificates in the aggregate will represent the entire beneficial ownership interest in the Mortgage Loans and all other assets included in REMIC 1.

The Certificates will be substantially in the forms annexed hereto as Exhibits A-1 through A-14. The Certificates of each Class will be issuable in registered form only, in denominations of authorized Percentage Interests as described in the definition thereof. Each Certificate will share ratably in all rights of the related Class.

Upon original issue, the Certificates shall be executed by the Trustee and authenticated and delivered by the Trustee, to or upon the order of the Depositor. The Certificates shall be executed and attested by manual or facsimile signature on behalf of the Trustee by an authorized signatory. Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Trustee shall bind the Trustee, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Certificates or did not hold such offices at the date of such Certificates. No Certificate shall be entitled to any benefit under this Agreement or be valid for any purpose, unless there appears on such Certificate a certificate of authentication substantially in the form provided herein executed by the Trustee by manual signature, and such certificate of authentication shall be conclusive evidence, and the only evidence, that such Certificate has been duly authenticated and delivered hereunder. All Certificates shall be dated the date of their authentication.

(b) The Book Entry Certificates shall initially be issued as one or more Certificates held by the Book-Entry Custodian or, if appointed to hold such Certificates as provided below, the Depository and registered in the name of the Depository or its nominee and, except as provided below, registration of the Book-Entry Certificates may not be transferred by the Trustee except to another Depository that agrees to hold the Book-Entry Certificates for the respective Certificate Owners with Ownership Interests therein. The Certificate Owners shall hold their respective Ownership Interests in and to the Book-Entry Certificates through the book-entry facilities of the Depository and, except as provided below, shall not be entitled to definitive, fully registered Certificates ("Definitive Certificates") in respect of such Ownership Interests. All transfers by Certificate Owners of their respective Ownership Interests in the Book-Entry Certificates shall be made in accordance with the procedures established by the Depository Participant or brokerage firm representing such Certificate Owner. Each Depository Participant shall only transfer the Ownership Interests in the Book-Entry Certificates of Certificate Owners it represents or of brokerage firms for which it acts as agent in accordance with the Depository's normal procedures. The Trustee is hereby initially appointed as the Book-Entry Custodian and hereby agrees to act as such in accordance herewith and in accordance with the agreement that it has with the Depository authorizing it to act as such. The Book-Entry Custodian may, and if it is no longer qualified to act as such, the Book-Entry Custodian shall, appoint, by a written instrument delivered to the Depositor, the Master Servicer and if the Trustee is not the Book-Entry Custodian, the Trustee and any other transfer agent (including the Depository or any successor Depository) to act as Book-Entry Custodian under such conditions as the predecessor Book-Entry Custodian and the Depository or any successor Depository may prescribe, provided that the predecessor Book-Entry Custodian shall not be relieved of any of its duties or responsibilities by reason of any such appointment of other than the Depository. If the Trustee resigns or is removed in accordance with the terms hereof, successor Trustee or, if it so elects, the Depository shall immediately succeed to its predecessor's duties as Book-Entry Custodian. The Depositor shall have the right to inspect, and to obtain copies of, any Certificates held as Book-Entry Certificates by the Book-Entry Custodian.

The Trustee, the Master Servicer, the NIMS Insurer and the Depositor may for all purposes (including the making of payments due on the Book-Entry Certificates) deal with the Depository as the authorized representative of the Certificate Owners with respect to the Book-Entry Certificates for the purposes of the exercise by Certificateholders of the rights of Certificateholders hereunder. The rights of Certificate Owners with respect to the Book-Entry Certificates shall be limited to those established by law and agreements between such Certificate Owners and the Depository Participants and brokerage firms representing such Certificate Owners. Multiple requests and directions from, and votes of, the Depository as Holder of the

Book-Entry Certificates with respect to any particular matter shall not be deemed inconsistent if they are made with respect to different Certificate Owners. The Trustee may establish a reasonable record date in connection with solicitations of consents from or voting by Certificateholders and shall give notice to the Depository of such record date.

If (i)(A) the Depositor advises the Trustee in writing that the Depository is no longer willing or able to properly discharge its responsibilities as Depository, and (B) the Depositor is unable to locate a qualified successor, (ii) the Depositor at its option advises the Trustee in writing that it elects to terminate the book-entry system through the Depository or (iii) after the occurrence of a Master Servicer Event of Default, Certificate Owners representing in the aggregate not less than 51% of the Ownership Interests of the Book-Entry Certificates advise the Trustee through the Depository, in writing, that the continuation of a book-entry system through the Depository is no longer in the best interests of the Certificate Owners, the Trustee shall notify all Certificate Owners, through the Depository, of the occurrence of any such event and of the availability of Definitive Certificates to Certificate Owners requesting the same. Upon surrender to the Trustee of the Book-Entry Certificates by the Book-Entry Custodian or the Depository, as applicable, accompanied by registration instructions from the Depository for registration of transfer, the Trustee shall issue the Definitive Certificates. Such Definitive Certificates will be issued in minimum denominations of $100,000, except that any beneficial ownership that was represented by a Book-Entry Certificate in an amount less than $100,000 immediately prior to the issuance of a Definitive Certificate shall be issued in a minimum denomination equal to the amount represented by such Book-Entry Certificate. None of the Depositor, the Master Servicer or the Trustee shall be liable for any delay in the delivery of such instructions and may conclusively rely on, and shall be protected in relying on, such instructions. Upon the issuance of Definitive Certificates all references herein to obligations imposed upon or to be performed by the Depository shall be deemed to be imposed upon and performed by the Trustee, to the extent applicable with respect to such Definitive Certificates, and the Trustee shall recognize the Holders of the Definitive Certificates as Certificateholders hereunder.

Section 5.02 Registration of Transfer and Exchange of Certificates.

(a) The Trustee shall cause to be kept at one of the offices or agencies to be appointed by the Trustee in accordance with the provisions of Section 8.12 a Certificate Register for the Certificates in which, subject to such reasonable regulations as it may prescribe, the Trustee shall provide for the registration of Certificates and of transfers and exchanges of Certificates as herein provided.

(b) No transfer, sale, pledge or other disposition of any Class C Certificate, Class P Certificate or Residual Certificate shall be made unless such disposition is exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), and any applicable state securities laws or is made in accordance with the 1933 Act and laws. In the event of any such transfer (other than in connection with (i) the initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust, the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C

Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above) (i) unless such transfer is made in reliance upon Rule 144A (as evidenced by the investment letter delivered to the Trustee, in substantially the form attached hereto as Exhibit J) under the 1933 Act, the Trustee and the Depositor shall require a written Opinion of Counsel (which may be in-house counsel) acceptable to and in form and substance reasonably satisfactory to the Trustee and the Depositor that such transfer may be made pursuant to an exemption, describing the applicable exemption and the basis therefor, from the 1933 Act or is being made pursuant to the 1933 Act, which Opinion of Counsel shall not be an expense of the Trustee or the Depositor or (ii) the Trustee shall require the transferor to execute a transferor certificate (in substantially the form attached hereto as Exhibit L) and the transferee to execute an investment letter (in substantially the form attached hereto as Exhibit J) acceptable to and in form and substance reasonably satisfactory to the Depositor and the Trustee certifying to the Depositor and the Trustee the facts surrounding such transfer, which investment letter shall not be an expense of the Trustee or the Depositor. The Holder of a Class C Certificate, Class P Certificate or Residual Certificate desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee, the Depositor and the Trust Fund against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

(c) Each Transferee of a Class A Certificate, Class S Certificate, or Mezzanine Certificate will be deemed to have represented by virtue of its purchase or holding of such Certificate (or interest therein) that either (a) such Transferee is not a Plan or purchasing such Certificate with Plan Assets as defined below, (b) it has acquired and is holding such Certificate in reliance on Prohibited Transaction Exemption ("PTE") 90-59 at 55 F.R. 36724 (1990) or PTE 95-89 at 60 F.R. 49011 (1995) (as amended), as both such PTEs are further amended by PTE 2000-58, 65 F. R. 67765 (November 13, 2000) (the "Exemption"), and that it understands that there are certain conditions to the availability of the Exemption including that the Cap Agreement is an "eligible yield supplement agreement" within the meaning of PTE 2000-58 and that such Certificate must be rated, at the time of purchase, not lower than "BBB-" (or its equivalent) by a Rating Agency, or (c) the following conditions are satisfied: (i) such Transferee is an insurance company, (ii) the source of funds used to purchase or hold such Certificate (or interest therein) is an "insurance company general account" (as defined in U.S. Department of Labor Prohibited Transaction Class Exemption ("PTCE") 95-60, and (iii) the conditions set forth in Sections I and III of PTCE 95-60 have been satisfied.

No transfer of a Class C Certificate, Class P Certificate or Residual Certificate or any interest therein shall be made to any Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any Person acquiring such Certificates with "Plan Assets" of a Plan within the meaning of the Department of Labor regulation promulgated at 29 C.F.R. § 2510.3-101 ("Plan Assets") unless the Depositor, the Trustee and the Master Servicer are provided with an Opinion of Counsel which establishes to the satisfaction of the Depositor, the Trustee and the Master Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Master Servicer, the Trustee or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement, which Opinion of Counsel shall not be an expense of the

Depositor, the Master Servicer, the Trustee or the Trust Fund. Neither an Opinion of Counsel nor any certification will be required in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above (in which case, the Depositor, the Seller, any such Affiliate and such entities sponsored by such Affiliate shall have deemed to have represented that the applicable transferee is not a Plan or a Person investing Plan Assets) and the Trustee shall be entitled to conclusively rely upon a representation (which, upon the request of the Trustee, shall be a written representation) from the Depositor of the status of each transferee the Seller or such an Affiliate. Each transferee of a Class C Certificate, Class P Certificate or Residual Certificate shall sign a letter substantially in the form of Exhibit I to demonstrate its compliance with this Section 5.02(c) (other than in connection with the (i) initial transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Depositor to the Seller, (ii) the transfer of any Class C Certificate, Class P Certificate or Residual Certificates by the Seller to an Affiliate of the Seller or to a trust, the depositor of which is an Affiliate of the Seller, (iii) the transfer of any Class C Certificates, Class P Certificates or Residual Certificates by an Affiliate of the Seller to one or more entities sponsored by such Affiliate or to a trust the depositor of which is one or more entities sponsored by such Affiliate or (iv) a subsequent transfer of any Class C Certificates, Class P Certificates or Residual Certificates to the Seller or its designee by such entity or trust described in clauses (ii) or (iii) above to which the Certificates were previously transferred in reliance on clauses (ii) or (iii) above).

If any Certificate or any interest therein is acquired or held in violation of the provisions of the preceding paragraphs, the next preceding permitted beneficial owner will be treated as the beneficial owner of that Certificate retroactive to the date of transfer to the purported beneficial owner. Any purported beneficial owner whose acquisition or holding of any such Certificate or interest therein was effected in violation of the provisions of the preceding paragraph shall indemnify and hold harmless the Depositor, the Master Servicer, the Trustee and the Trust Fund from and against any and all liabilities, claims, costs or expenses incurred by those parties as a result of that acquisition or holding.

(d) Each Person who has or who acquires any Ownership Interest in a Residual Certificate shall be deemed by the acceptance or acquisition of such Ownership Interest to have agreed to be bound by the following provisions and to have irrevocably appointed the Depositor or its designee as its attorney-in-fact to negotiate the terms of any mandatory sale under clause (v) below and to execute all instruments of transfer and to do all other things necessary in connection with any such sale, and the rights of each Person acquiring any Ownership Interest in a Residual Certificate are expressly subject to the following provisions:

(i) Each Person holding or acquiring any Ownership Interest in a Residual Certificate shall be a Permitted Transferee and shall promptly notify the Trustee of any change or impending change in its status as a Permitted Transferee.

(ii) No Person shall acquire an Ownership Interest in a Residual Certificate unless such Ownership Interest is a *pro rata* undivided interest.

(iii) In connection with any proposed transfer of any Ownership Interest in a Residual Certificate, the Trustee shall as a condition to registration of the transfer, require delivery to it, in form and substance satisfactory to it, of each of the following:

A. an affidavit in the form of Exhibit K hereto from the proposed transferee to the effect that such transferee is a Permitted Transferee and that it is not acquiring its Ownership Interest in the Residual Certificate that is the subject of the proposed transfer as a nominee, trustee or agent for any Person who is not a Permitted Transferee; and

B. a covenant of the proposed transferee to the effect that the proposed transferee agrees to be bound by and to abide by the transfer restrictions applicable to the Residual Certificates.

(iv) Any attempted or purported transfer of any Ownership Interest in a Residual Certificate in violation of the provisions of this Section shall be absolutely null and void and shall vest no rights in the purported transferee. If any purported transferee shall, in violation of the provisions of this Section, become a Holder of a Residual Certificate, then the prior Holder of such Residual Certificate that is a Permitted Transferee shall, upon discovery that the registration of transfer of such Residual Certificate was not in fact permitted by this Section, be restored to all rights as Holder thereof retroactive to the date of registration of transfer of such Residual Certificate. The Trustee shall not be under any liability to any Person for any registration of transfer of a Residual Certificate that is in fact not permitted by this Section or for making any distributions due on such Residual Certificate to the Holder thereof or taking any other action with respect to such Holder under the provisions of this Agreement so long as the Trustee received the documents specified in clause (iii). The Trustee shall be entitled to recover from any Holder of a Residual Certificate that was in fact not a Permitted Transferee at the time such distributions were made all distributions made on such Residual Certificate. Any such distributions so recovered by the Trustee shall be distributed and delivered by the Trustee to the prior Holder of such Residual Certificate that is a Permitted Transferee.

(v) If any Person other than a Permitted Transferee acquires any Ownership Interest in a Residual Certificate in violation of the restrictions in this Section, then the Trustee shall have the right but not the obligation, without notice to the Holder of such Residual Certificate or any other Person having an Ownership Interest therein, to notify the Depositor to arrange for the sale of such Residual Certificate. The proceeds of such sale, net of commissions (which may include commissions payable to the Depositor or its affiliates in connection with such sale), expenses and taxes due, if any, will be remitted by the Trustee to the previous Holder of such Residual Certificate that is a Permitted Transferee, except that in the event that the Trustee determines that the Holder of such Residual Certificate may be liable for any amount due under this Section or any other provisions of this Agreement, the Trustee may withhold a corresponding amount from such remittance as security for such claim. The terms and conditions of any sale under this clause (v) shall be determined in the sole discretion of the Trustee and it shall not be liable to any Person having an Ownership Interest in a Residual Certificate as a result of its exercise of such discretion.

(vi) If any Person other than a Permitted Transferee acquires any Ownership Interest in a Residual Certificate in violation of the restrictions in this Section, then the Trustee will provide to the Internal Revenue Service, and to the persons designated in Section 860E(e)(3) of the Code, information needed to compute the tax imposed under Section 860E(e)(1) of the Code on such transfer.

The foregoing provisions of this Section shall cease to apply to transfers occurring on or after the date on which there shall have been delivered to the Trustee, in form and substance satisfactory to the Trustee, (i) written notification from each Rating Agency that the removal of the restrictions on Transfer set forth in this Section will not cause such Rating Agency to downgrade its rating of any of the Other NIM Notes, the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) or the Certificates and (ii) an Opinion of Counsel to the effect that such removal will not cause any REMIC created hereunder to fail to qualify as a REMIC.

(e) Subject to the preceding subsections, upon surrender for registration of transfer of any Certificate at any office or agency of the Trustee designated from time to time for such purpose pursuant to Section 8.12, the Trustee shall execute and authenticate and deliver, in the name of the designated Transferee or Transferees, one or more new Certificates of the same Class of a like aggregate Percentage Interest.

(f) At the option of the Holder thereof, any Certificate may be exchanged for other Certificates of the same Class with authorized denominations and a like aggregate Percentage Interest, upon surrender of such Certificate to be exchanged at any office or agency of the Trustee maintained for such purpose pursuant to Section 8.12. Whenever any Certificates are so surrendered for exchange the Trustee shall execute, authenticate and deliver the Certificates which the Certificateholder making the exchange is entitled to receive. Every Certificate presented or surrendered for transfer or exchange shall (if so required by the Trustee) be duly endorsed by, or be accompanied by a written instrument of transfer in the form satisfactory to the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing.

(g) No service charge shall be made for any registration of transfer or exchange of Certificates of any Class, but the Trustee may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer or exchange of Certificates.

All Certificates surrendered for registration of transfer or exchange shall be canceled by the Trustee and disposed of pursuant to its standard procedures.

Section 5.03 Mutilated, Destroyed, Lost or Stolen Certificates.

If (i) any mutilated Certificate is surrendered to the Trustee or the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Certificate and (ii) there is delivered to the Trustee and the Depositor and (in the case of a Class C Certificate or Class P Certificate) the NIMS Insurer such security or indemnity as may be required by them to save each of them, and the Trust Fund, harmless, then, in the absence of notice to the Trustee that such Certificate has been acquired by a bona fide purchaser, the Trustee shall execute, authenticate and deliver, in exchange for or in lieu of any such mutilated, destroyed, lost or stolen Certificate, a new Certificate of like tenor and Percentage Interest. Upon the issuance of any new Certificate under this Section, the Trustee may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) in connection therewith. Any duplicate Certificate issued pursuant to this Section, shall constitute complete and indefeasible evidence of ownership in the Trust, as if originally issued, whether or not the lost, stolen or destroyed Certificate shall be found at any time.

Section 5.04 Persons Deemed Owners.

The Master Servicer, the Depositor, the Trustee, the NIMS Insurer and any agent of the Master Servicer, the Depositor, the Trustee or the NIMS Insurer may treat the Person, including a Depository, in whose name any Certificate is registered as the owner of such Certificate for the purpose of receiving distributions pursuant to Section 4.01 and for all other purposes whatsoever, and none of the Master Servicer, the Depositor, the Trustee, the NIMS Insurer nor any agent of any of them shall be affected by notice to the contrary.

## ARTICLE VI

## THE MASTER SERVICER AND THE DEPOSITOR

Section 6.01 Liability of the Master Servicer and the Depositor.

The Depositor and the Master Servicer each shall be liable in accordance herewith only to the extent of the obligations specifically imposed by this Agreement and undertaken hereunder by the Depositor and the Master Servicer herein.

Section 6.02 Merger or Consolidation of the Depositor or the Master Servicer.

Subject to the following paragraph, the Depositor will keep in full effect its existence, rights and franchises as a corporation under the laws of the jurisdiction of its incorporation. Subject to the following paragraph, the Master Servicer will keep in full effect its existence, rights and franchises as a corporation under the laws of the jurisdiction of its incorporation and its qualification as an approved conventional seller/servicer for Fannie Mae or Freddie Mac in good standing. The Depositor and the Master Servicer each will obtain and preserve its qualification to do business as a foreign corporation in each jurisdiction in which such qualification is or shall be necessary to protect the validity and enforceability of this Agreement, the Certificates or any of the Mortgage Loans and to perform its respective duties under this Agreement.

The Depositor or the Master Servicer may be merged or consolidated with or into any Person, or transfer all or substantially all of its assets to any Person, in which case any Person resulting from any merger or consolidation to which the Depositor or the Master Servicer shall be a party, or any Person succeeding to the business of the Depositor or the Master Servicer, shall be the successor of the Depositor or the Master Servicer, as the case may be, hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding; provided, however, that the successor or surviving Person to the Master Servicer shall be qualified to service mortgage loans on behalf of Fannie Mae or Freddie Mac; and provided further that the Rating Agencies' ratings of the Other NIM Notes, the Class AV Certificates and the Mezzanine Certificates and the shadow rating of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) in effect immediately prior to such merger or consolidation will not be qualified, reduced or withdrawn as a result thereof (as evidenced by a letter to such effect from the Rating Agencies to the Trustee).

Section 6.03 Limitation on Liability of the Depositor, the Master Servicer and Others.

None of the Depositor, the Master Servicer or any of the directors, officers, employees or agents of the Depositor or the Master Servicer shall be under any liability to the Trust Fund or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to this Agreement, or for errors in judgment; provided, however, that this provision shall not protect the Depositor, the Master Servicer or any such person against any breach of warranties, representations or covenants made herein, or against any specific liability imposed on the Master Servicer or the Depositor, as applicable, pursuant hereto, or against any liability which would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations and duties hereunder. The Depositor, the Master Servicer and any director, officer, employee or agent of the Depositor or the Master Servicer may rely in good faith on any document of any kind which, *prima facie*, is properly executed and submitted by any Person respecting any matters arising hereunder. The Depositor, the Master Servicer and any director, officer, employee or agent of the Depositor or the Master Servicer shall be indemnified and held harmless by the Trust Fund against any loss, liability or expense incurred in connection with any legal action relating to this Agreement or the Certificates, other than any loss, liability or expense relating to any specific Mortgage Loan or Mortgage Loans (except as any such loss, liability or expense shall be otherwise reimbursable pursuant to this Agreement) or any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder. Neither the Depositor nor the Master Servicer shall be under any obligation to appear in, prosecute or defend any legal action unless such action is related to its respective duties under this Agreement and, in its opinion, does not involve it in any expense or liability; provided, however, that each of the Depositor and the Master Servicer may in its discretion undertake any such action which it may deem necessary or desirable with respect to this Agreement and the rights and duties of the parties hereto and the interests of the Certificateholders hereunder. In such event, unless the Depositor or the Master Servicer acts without the consent of Holders of Certificates entitled to at least 51% of the Voting Rights (which consent shall not be necessary in the case of litigation or other legal action by either to enforce their respective rights or defend themselves hereunder), the legal expenses and costs of such action and any liability resulting therefrom (except any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder) shall be expenses, costs and liabilities of the Trust Fund, and the Depositor and the Master Servicer shall be entitled to be reimbursed therefor from the Collection Account as and to the extent provided in Section 3.11, any such right of reimbursement being prior to the rights of the Certificateholders to receive any amount in the Collection Account.

The Master Servicer (except the Trustee to the extent it has succeeded the Master Servicer as required hereunder) indemnifies and holds the Trustee, the Depositor and the Trust Fund harmless against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, fees and expenses that the Trustee, the Depositor or the Trust Fund may sustain in any way related to the failure of the Master Servicer to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement. The Master Servicer shall immediately notify the Trustee, the NIMS Insurer and the Depositor if a claim is made that may result in such claims, losses, penalties, fines, forfeitures, legal fees or related costs, judgments, or any other costs, fees and expenses, and the Master Servicer shall assume (with the consent of the Trustee) the defense of any such claim and pay all expenses in connection therewith, including reasonable counsel fees, and promptly pay, discharge and satisfy any judgment or decree which may be entered against the Master Servicer, the Trustee, the Depositor and/or the Trust Fund in respect of such claim. The provisions of this paragraph shall survive the termination of this Agreement and the payment of the outstanding Certificates.

Section 6.04 Limitation on Resignation of Master Servicer.

The Master Servicer shall not resign from the obligations and duties hereby imposed on it except (i) upon determination that its duties hereunder are no longer permissible under applicable law or (ii) with the written consent of the Trustee and the NIMS Insurer and written confirmation from each Rating Agency (which confirmation shall be furnished to the Depositor and the Trustee) that such resignation will not cause such Rating Agency to reduce the then current rating of any of the Other NIM Notes, the Class A Certificates or the Mezzanine Certificates or the shadow rating of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer). Any such determination pursuant to clause (i) of the preceding sentence permitting the resignation of the Master Servicer shall be evidenced by an Opinion of Counsel to such effect obtained at the expense of the Master Servicer and delivered to the Trustee. No resignation of the Master Servicer shall become effective until the Trustee or a successor servicer reasonably acceptable to the NIMS Insurer shall have assumed the Master Servicer's responsibilities, duties, liabilities (other than those liabilities arising prior to the appointment of such successor) and obligations under this Agreement.

Except as expressly provided herein, the Master Servicer shall not assign or transfer any of its rights, benefits or privileges hereunder to any other Person, nor delegate to or subcontract with, nor authorize or appoint any other Person to perform any of the duties, covenants or obligations to be performed by the Master Servicer hereunder. The foregoing prohibition on assignment shall not prohibit the Master Servicer from designating a Sub-Servicer as payee of any indemnification amount payable to the Master Servicer hereunder; provided, however, that as provided in Section 3.06 hereof, no Sub-Servicer shall be a third-party beneficiary hereunder and the parties hereto shall not be required to recognize any Sub-Servicer as an indemnitee under this Agreement. If, pursuant to any provision hereof, the duties of the Master Servicer are transferred to a successor master servicer, the entire amount of the Servicing Fee and other compensation payable to the Master Servicer pursuant hereto shall thereafter be payable to such successor master servicer.

Section 6.05 Rights of the Depositor, the NIMS Insurer and the Trustee in Respect of the Master Servicer.

The Master Servicer shall afford (and any Sub-Servicing Agreement shall provide that each Sub-Servicer shall afford) the Depositor, the NIMS Insurer and the Trustee, upon reasonable notice, during normal business hours, access to all records maintained by the Master Servicer (and any such Sub-Servicer) in respect of the Master Servicer's rights and obligations hereunder and access to officers of the Master Servicer (and those of any such Sub-Servicer) responsible for such obligations. Upon request, the Master Servicer shall furnish to the Depositor, the NIMS Insurer and the Trustee its (and any such Sub-Servicer's) most recent financial statements and such other information relating to the Master Servicer's capacity to perform its obligations under this Agreement that it possesses. To the extent such information is not otherwise available to the public, the Depositor, the NIMS Insurer and the Trustee shall not disseminate any information obtained pursuant to the preceding two sentences without the Master Servicer's (or any such Sub-Servicer's) written consent, except as required pursuant to this Agreement or to the extent that it is necessary to do so (i) in working with legal counsel, auditors, taxing authorities or other governmental agencies, rating agencies or reinsurers or (ii) pursuant to any law, rule, regulation, order, judgment, writ, injunction or decree of any court or governmental authority having jurisdiction over the Depositor, the NIMS Insurer, the Trustee or the Trust Fund, and in either case, the Depositor or the Trustee, as the case may be, shall use, and the NIMS Insurer shall be deemed to have agreed with the parties hereto to use, its best efforts to assure the confidentiality of any such disseminated non-public information. The Depositor may, but is not obligated to, enforce the obligations of the Master Servicer under this Agreement and may, but is not obligated to, perform, or cause a designee to perform, any defaulted obligation of the Master Servicer under this Agreement or exercise the rights of the Master Servicer under this Agreement; provided that the Master Servicer shall not be relieved of any of its obligations under this Agreement by virtue of such performance by the Depositor or its designee. The Depositor shall not have any responsibility or liability for any action or failure to act by the Master Servicer and is not obligated to supervise the performance of the Master Servicer under this Agreement or otherwise.

## ARTICLE VII

## DEFAULT

Section 7.01 Master Servicer Events of Default.

"Master Servicer Event of Default," wherever used herein, means any one of the following events:

(i) any failure by the Master Servicer to remit to the Trustee for distribution to the Certificateholders any payment (other than an Advance required to be made from its own funds on any Master Servicer Remittance Date pursuant to Section 4.04) required to be made under the terms of the Certificates and this Agreement which continues unremedied for a period of one Business Day after the date upon which written notice of such failure, requiring the same to be remedied, shall have been given to the Master Servicer by the Depositor, the Trustee (in which case notice shall be provided by telecopy), or to the Master Servicer, the Depositor and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; or

(ii) any failure on the part of the Master Servicer duly to observe or perform in any material respect any of the covenants or agreements on the part of the Master Servicer contained in this Agreement which continues unremedied for a period of 45 days (30 days in the case of any failure to maintain a Sub-Servicing Agreement with an eligible Sub-Servicer to the extent required in accordance with Section 3.02(c)) after the earlier of (i) the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Master Servicer by the Depositor or the Trustee, or to the Master Servicer, the Depositor and the Trustee by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights and (ii) actual knowledge of such failure by a Servicing Representative of the Master Servicer; or

(iii) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law or the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceeding, or for the winding-up or liquidation of its affairs, shall have been entered against the Master Servicer and if such proceeding is being contested by the Master Servicer in good faith, such decree or order shall have remained in force undischarged or unstayed for a period of 60 days or results in the entry of an order for relief or any such adjudication or appointment; or

(iv) the Master Servicer shall consent to the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings of or relating to it or of or relating to all or substantially all of its property; or

(v) the Master Servicer shall admit in writing its inability to pay its debts generally as they become due, file a petition to take advantage of any applicable insolvency or reorganization statute, make an assignment for the benefit of its creditors; or

(vi) any failure by the Master Servicer of the Master Servicer Termination Test; or

(vii) any failure of the Master Servicer to make, or cause an Advancing Person to make, any Advance on any Master Servicer Remittance Date required to be made from its own funds pursuant to Section 4.04 which continues unremedied until 3:00 p.m. New York time on the Business Day immediately following the Master Servicer Remittance Date; or

(viii) the Master Servicer ceases to be an approved seller or servicer of Fannie Mae.

If a Master Servicer Event of Default described in clauses (i) through (vi) of this Section shall occur, then, and in each and every such case, so long as such Master Servicer Event of Default shall not have been remedied, the Depositor or the Trustee may, and at the written direction of the NIMS Insurer or the Holders of Certificates entitled to at least 51% of Voting Rights, the Trustee shall, by notice in writing to the NIMS Insurer and the Master Servicer (and to the Depositor if given by the Trustee or to the Trustee if given by the Depositor), terminate all of the rights and obligations of the Master Servicer in its capacity as Master Servicer under this Agreement, to the extent permitted by law, and in and to the Mortgage Loans and the proceeds thereof. If a Master Servicer Event of Default described in clauses (vii) or (viii) hereof shall occur, the Trustee shall, by notice in writing to the Master Servicer (delivered immediately by facsimile and effective on the date of acknowledgement of receipt in the case of a Master Servicer Event of Default described in clause (vii)), the NIMS Insurer and the Depositor, terminate all of the rights and obligations of the Master Servicer in its capacity as Master Servicer under this Agreement and in and to the Mortgage Loans and the proceeds thereof. On or after the receipt by the Master Servicer of such written notice, all authority and power of the Master Servicer under this Agreement, whether with respect to the Certificates (other than as a Holder of any Certificate) or the Mortgage Loans or otherwise, shall pass to and be vested in the Trustee pursuant to and under this Section and, without limitation, the Trustee is hereby authorized and empowered, as attorney-in-fact or otherwise, to execute and deliver on behalf of and at the expense of the Master Servicer, any and all documents and other instruments and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of such notice of termination, whether to complete the transfer and endorsement or assignment of the Mortgage Loans and related documents, or otherwise. The Master Servicer agrees, at its sole cost and expense, promptly (and in any event no later than ten Business Days subsequent to such notice) to provide the Trustee with all documents and records requested by it to enable it to assume the Master Servicer's functions under this Agreement, and to cooperate with the Trustee in effecting the termination of the Master Servicer's responsibilities and rights under this Agreement, including, without limitation, the transfer within one Business Day to the Trustee for administration by it of all cash amounts which at the time shall be or should have been credited by the Master Servicer to the Collection Account held by or on behalf of the Master Servicer, or any REO Account or Servicing Account held by or on behalf of the Master Servicer or thereafter be received with respect to the Mortgage Loans or any REO Property (provided, however, that the Master Servicer shall continue to be entitled to receive all amounts accrued or owing to it under this Agreement on or prior to the date of such termination, whether in respect of Advances or otherwise, and shall continue to be entitled to the benefits of Section 6.03, notwithstanding any such termination, with respect to events occurring prior to such termination). For purposes of this Section 7.01, the Trustee shall not be deemed to have knowledge of a Master Servicer Event of Default unless a Responsible Officer of Trustee assigned to and working in the Trustee's Corporate Trust Office has actual knowledge thereof or unless written notice of any event which is in fact such a Master Servicer Event of Default is received by the Trustee and such notice references the Certificates, any of the Trust REMICs or this Agreement.

The Trustee shall be entitled to be reimbursed by the Master Servicer (or by the Trust Fund if the Master Servicer is unable to fulfill its obligations hereunder) for all costs associated with the transfer of servicing from the predecessor master servicer, including without limitation, any costs or expenses associated with the complete transfer of all servicing data and the completion, correction or manipulation of such servicing data as may be required by the Trustee to correct any errors or insufficiencies in the servicing data or otherwise to enable the Trustee to service the Mortgage Loans properly and effectively.

Section 7.02 Trustee to Act; Appointment of Successor.

(a) On and after the time the Master Servicer receives a notice of termination, the Trustee shall be the successor in all respects to the Master Servicer in its capacity as Master Servicer under this Agreement and the transactions set forth or provided for herein and shall be subject to all the responsibilities, duties and liabilities relating thereto and arising thereafter, which shall be assumed by the Trustee (except for any representations or warranties of the Master Servicer under this Agreement, the responsibilities, duties and liabilities contained in Section 2.03(c) and its obligation to deposit amounts in respect of losses pursuant to Section 3.12) by the terms and provisions hereof including, without limitation, the Master Servicer's obligations to make Advances pursuant to Section 4.04; provided, however, that if the Trustee is prohibited by law or regulation from obligating itself to make advances regarding delinquent Mortgage Loans, then the Trustee shall not be obligated to make Advances pursuant to Section 4.04; and provided further, that any failure to perform such duties or responsibilities caused by the Master Servicer's failure to provide information required by Section 7.01 shall not be considered a default by the Trustee as successor to the Master Servicer hereunder; provided, however, it is understood and acknowledged by the parties that there will be a period of transition (not to exceed 90 days) before the servicing transfer is fully effected. As compensation therefor, the Trustee shall be entitled to the Servicing Fee and all funds relating to the Mortgage Loans to which the Master Servicer would have been entitled if it had continued to act hereunder (other than amounts which were due or would become due to the Master Servicer prior to its termination or resignation). Notwithstanding anything herein to the contrary, in no event shall the Trustee be liable for any Servicing Fee or for any differential in the amount of the Servicing Fee paid hereunder and the amount necessary to induce any successor Master Servicer to act as successor Master Servicer under this Agreement and the transactions set forth or provided for herein. After the Master Servicer receives a notice of termination, notwithstanding the above and subject to the next paragraph, the Trustee may, if it shall be unwilling to so act, or shall, if it is unable to so act or if it is prohibited by law from making advances regarding delinquent Mortgage Loans, or if the NIMS Insurer or the Holders of Certificates entitled to at least 51% of the Voting Rights so request in writing to the Trustee, promptly appoint, or petition a court of competent jurisdiction to appoint, an established mortgage loan servicing institution acceptable to each Rating Agency, having a net worth of not less than $15,000,000 and reasonably acceptable to the NIMS Insurer, as the successor to the Master Servicer under this Agreement in the assumption of all or any part of the responsibilities, duties or liabilities of the Master Servicer under this Agreement.

No appointment of a successor to the Master Servicer under this Agreement shall be effective until the assumption by the successor of all of the Master Servicer's responsibilities, duties and liabilities hereunder. In connection with such appointment and assumption described herein, the Trustee may make such arrangements for the compensation of such successor out of payments on Mortgage Loans as it and such successor shall agree; provided, however, that no such compensation shall be in excess of that permitted the Master Servicer as such hereunder. The Depositor, the Trustee and such successor shall take such action, consistent with this

Agreement, as shall be necessary to effectuate any such succession. Pending appointment of a successor to the Master Servicer under this Agreement, the Trustee shall act in such capacity as hereinabove provided.

Upon removal or resignation of the Master Servicer, the Trustee, with the cooperation of the Depositor, (x) shall solicit bids for a successor Master Servicer as described below and (y) pending the appointment of a successor Master Servicer as a result of soliciting such bids, shall serve as Master Servicer of the Mortgage Loans serviced by such predecessor Master Servicer. The Trustee shall solicit, by public announcement, bids from housing and home finance institutions, banks and mortgage servicing institutions meeting the qualifications set forth in the first paragraph of this Section 7.02 (including the Trustee or any affiliate thereof). Such public announcement shall specify that the successor Master Servicer shall be entitled to the servicing compensation agreed upon between the Trustee, the successor Master Servicer and the Depositor; provided, however, that no such fee shall exceed the Servicing Fee. Within thirty days after any such public announcement, the Trustee with the cooperation of the Depositor, shall negotiate in good faith and effect the sale, transfer and assignment of the servicing rights and responsibilities hereunder to the qualified party submitting the highest satisfactory bid as to the price they will pay to obtain such servicing. The Trustee, upon receipt of the purchase price shall pay such purchase price to the Master Servicer being so removed, after deducting from any sum received by the Trustee from the successor to the Master Servicer in respect of such sale, transfer and assignment all costs and expenses of any public announcement and of any sale, transfer and assignment of the servicing rights and responsibilities reasonably incurred hereunder. After such deductions, the remainder of such sum shall be paid by the Trustee to the Master Servicer at the time of such sale.

(b) If the Master Servicer fails to remit to the Trustee for distribution to the Certificateholders any payment required to be made under the terms of this Agreement (for purposes of this Section 7.02(b), a "Remittance") because the Master Servicer is the subject of a proceeding under the Bankruptcy Code and the making of such Remittance is prohibited by Section 362 of the Bankruptcy Code, the Trustee shall upon written notice of such prohibition, regardless of whether it has received a notice of termination under Section 7.01, shall be treated as though it had succeeded to the Master Servicer and shall advance the amount of such Remittance by depositing such amount in the Distribution Account on the related Distribution Date. The Trustee shall be obligated to make such advance only if (i) such advance, in the good faith judgment of the Trustee can reasonably be expected to be ultimately recoverable from Stayed Funds and (ii) the Trustee is not prohibited by law from making such advance or obligating itself to do so. Upon remittance of the Stayed Funds to the Trustee or the deposit thereof in the Distribution Account by the Master Servicer, a trustee in bankruptcy or a federal bankruptcy court, the Trustee may recover the amount so advanced, without interest, by withdrawing such amount from the Distribution Account; however, nothing in this Agreement shall be deemed to affect the Trustee's rights to recover from the Master Servicer's own funds interest on the amount of any such advance. If the Trustee at any time makes an advance under this Subsection which it later determines in its good faith judgment will not be ultimately recoverable from the Stayed Funds with respect to which such advance was made, the Trustee shall be entitled to reimburse itself for such advance, without interest, by withdrawing from the Distribution Account, out of amounts on deposit therein, an amount equal to the portion of such advance attributable to the Stayed Funds.

Section 7.03 Notification to Certificateholders.

(a) Upon any termination of the Master Servicer pursuant to Section 7.01 above or any appointment of a successor to the Master Servicer pursuant to Section 7.02 above, the Trustee shall give prompt written notice thereof to Certificateholders at their respective addresses appearing in the Certificate Register and to the NIMS Insurer.

(b) Not later than the later of 60 days after the occurrence of any event, which constitutes or which, with notice or lapse of time or both, would constitute a Master Servicer Event of Default or five days after a Responsible Officer of the Trustee becomes aware of the occurrence of such an event, the Trustee shall transmit by mail to all Holders of Certificates and to the NIMS Insurer notice of each such occurrence, unless such default or Master Servicer Event of Default shall have been cured or waived.

Section 7.04 Waiver of Master Servicer Events of Default.

The Holders representing at least 66% of the Voting Rights evidenced by all Classes of Certificates affected by any default or Master Servicer Event of Default hereunder may, with the consent of the NIMS Insurer, waive such default or Master Servicer Event of Default; provided, however, that a default or Master Servicer Event of Default under clause (i) or (vii) of Section 7.01 may be waived only by all of the Holders of the Regular Certificates and the NIMS Insurer (as evidenced by the written consent of the NIMS Insurer). Upon any such waiver of a default or Master Servicer Event of Default, such default or Master Servicer Event of Default shall cease to exist and shall be deemed to have been remedied for every purpose hereunder. No such waiver shall extend to any subsequent or other default or Master Servicer Event of Default or impair any right consequent thereon except to the extent expressly so waived.

## ARTICLE VIII

## THE TRUSTEE

Section 8.01 Duties of Trustee.

The Trustee, prior to the occurrence of a Master Servicer Event of Default and after the curing of all Master Servicer Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. During a Master Servicer Event of Default, the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Any permissive right of the Trustee enumerated in this Agreement shall not be construed as a duty.

The Trustee, upon receipt of all resolutions, certificates, statements, opinions, reports, documents, orders or other instruments furnished to the Trustee which are specifically required to be furnished pursuant to any provision of this Agreement, shall examine them to determine whether they conform to the requirements of this Agreement. If any such instrument is found not to conform to the requirements of this Agreement in a material manner, the Trustee shall take such action as it deems appropriate to have the instrument corrected, and if the instrument is not corrected to the Trustee's satisfaction, the Trustee will provide notice thereof to the Certificateholders.

No provision of this Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own misconduct; provided, however, that:

(i) Prior to the occurrence of a Master Servicer Event of Default, and after the curing of all such Master Servicer Events of Default which may have occurred, the duties and obligations of the Trustee shall be determined solely by the express provisions of this Agreement, the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Agreement, no implied covenants or obligations shall be read into this Agreement against the Trustee and, in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee that conform to the requirements of this Agreement;

(ii) The Trustee shall not be personally liable for an error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii) The Trustee shall not be personally liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement.

Section 8.02 Certain Matters Affecting the Trustee.

(a) Except as otherwise provided in Section 8.01:

(i) The Trustee may request and rely conclusively upon and shall be fully protected in acting or refraining from acting upon any resolution, Officers' Certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the manner of obtaining consents and evidencing the authorization of the execution thereof shall be subject to such reasonable regulations as the Trustee may prescribe;

(ii) The Trustee may consult with counsel and any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or suffered or omitted by it hereunder in good faith and in accordance with such Opinion of Counsel;

(iii) The Trustee shall be under no obligation to exercise any of the trusts or powers vested in it by this Agreement or to institute, conduct or defend any litigation hereunder or in relation hereto at the request, order or direction of any of the NIMS Insurer or the Certificateholders, pursuant to the provisions of this Agreement, unless the NIMS Insurer or such Certificateholders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of a Master Servicer Event of Default (which has not been cured or waived), to exercise such of the rights and powers vested in it by this Agreement, and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs;

(iv) The Trustee shall not be personally liable for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Agreement;

(v) Prior to the occurrence of a Master Servicer Event of Default hereunder and after the curing of all Master Servicer Events of Default which may have occurred, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond or other paper or document, unless requested in writing to do so by the NIMS Insurer or the Holders of Certificates entitled to at least 25% of the Voting Rights; provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee not reasonably assured to the Trustee by the NIMS Insurer or such Certificateholders, the Trustee may require reasonable indemnity against such expense, or liability from the NIMS Insurer or such Certificateholders as a condition to taking any such action;

(vi) The Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents custodians, nominees or attorneys and shall not be responsible for any willful misconduct or negligence of such agents, custodians, nominees or attorneys (as long as such agents, custodians, nominees or attorneys are appointed with due and proper care);

(vii) The Trustee shall not be personally liable for any loss resulting from the investment of funds held in the Collection Account at the direction of the Master Servicer pursuant to Section 3.12; and

(viii) Except as otherwise expressly provided herein, none of the provisions of this Agreement shall require the Trustee to expend or risk its own funds or otherwise to incur any liability, financial or otherwise, in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers (not including expenses, disbursements and advances incurred or made by the Trustee including the compensation and the expenses and disbursements of its agents and counsel, in the ordinary course of the Trustee's performance in accordance with the provisions of this Agreement) if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk or liability is not assured to it.

(b) All rights of action under this Agreement or under any of the Certificates, enforceable by the Trustee may be enforced by it without the possession of any of the Certificates, or the production thereof at the trial or other proceeding relating thereto, and any such suit, action or proceeding instituted by the Trustee shall be brought in its name for the benefit of all the Holders of such Certificates, subject to the provisions of this Agreement.

Section 8.03 Trustee Not Liable for Certificates or Mortgage Loans.

The recitals contained herein and in the Certificates (other than the signature of the Trustee, the execution and authentication of the Trustee on the Certificates, the acknowledgments of the Trustee contained in Article II and the representations and warranties of the Trustee in Section 8.13) shall be taken as the statements of the Depositor, and the Trustee shall not assume any responsibility for their correctness. The Trustee makes no representations or warranties as to the validity or sufficiency of this Agreement (other than as specifically set forth in Section 8.13) or of the Certificates (other than execution and authentication of the Trustee on the Certificates) or of any Mortgage Loan or related document. The Trustee shall not be accountable for the use or application by the Depositor of any of the Certificates or of the proceeds of the Certificates, or for the use or application of any funds paid to the Depositor or the Master Servicer in respect of the Mortgage Loans or deposited in or withdrawn from the Collection Account by the Master Servicer, other than any funds held by or on behalf of the Trustee in accordance with Section 3.10.

Section 8.04 Trustee May Own Certificates.

The Trustee in its individual capacity or any other capacity may become the owner or pledgee of Certificates with the same rights it would have if it were not Trustee and may transact banking and/or trust business with the Seller, the Depositor, the Master Servicer or their Affiliates.

Section 8.05 Trustee's Fees and Expenses.

(a) On the Closing Date, the Depositor shall pay to the Trustee as specified in a separate agreement between the Depositor and the Trustee. The Trustee shall withdraw from the Distribution Account on each Distribution Date and pay to itself the Trustee Fee for such Distribution Date and one day's interest earnings (net of losses) on amounts on deposit in the Distribution Account. The right to receive the Trustee Fee may not be transferred in whole or in part except in connection with the transfer of all of the Trustee's responsibilities and obligations under this Agreement.

The Trustee, and any director, officer, employee or agent of the Trustee shall be indemnified by the Trust Fund and held harmless against any loss, liability or expense (not including expenses, disbursements and advances incurred or made by the Trustee, including the compensation and the expenses and disbursements of its agents and counsel, in the ordinary course of the Trustee's performance in accordance with the provisions of this Agreement) incurred by the Trustee arising out of or in connection with the acceptance or administration of its obligations and duties under this Agreement, other than any loss, liability or expense (i) in any way relating to the failure of the Master Servicer to perform its duties and service the Mortgage Loans in compliance with the terms of this Agreement, (ii) that constitutes a specific liability of the Trustee pursuant to Section 10.01(c) or (iii) any loss, liability or expense incurred by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties hereunder, including as a result of a breach of the Trustee's obligations under Article X hereof. Any amounts payable to the Trustee or any director, officer, employee or agent of the Trustee in respect of the indemnification provided by this paragraph (a), or pursuant to any other right of reimbursement from the Trust Fund that the Trustee or any director, officer, employee or agent of the Trustee may have hereunder in its capacity as such, may be withdrawn by the Trustee from the Distribution Account at any time. Such indemnity shall survive the termination of this Agreement and the resignation of the Trustee.

As a limitation on the foregoing with respect to certain expenses of the Trustee, the Trustee shall receive from the Trust Fund amounts with respect to indemnification for counsel fees and expenses (collectively, "Legal Fees") in connection with any third-party litigation or other claims alleging violations of laws or regulations relating to consumer lending and/or servicing of the Trust Fund (collectively, "Third Party Claims") in an amount not greater than $25,000 per month, and $600,000 in the aggregate (with amounts in excess of $25,000 for any month carried-forward to subsequent months, until the $600,000 aggregate maximum is reached). The Trustee shall have no obligation to incur additional expenses for which reimbursement is limited pursuant to this paragraph in excess of the aggregate limit set forth above unless it has received reasonable security or indemnity for such additional expenses. The Certificateholders shall hold the Trustee harmless for any consequences to such Certificateholders resulting from any failure of the Trustee to incur any such additional expenses in excess of the aforementioned aggregate limit.

(b) Without limiting the Master Servicer's indemnification obligations under Section 6.03, the Master Servicer agrees to indemnify the Trustee from, and hold it harmless against, any loss, liability or expense resulting from a breach of the Master Servicer's obligations and duties under this Agreement. Such indemnity shall survive the termination or discharge of this Agreement and the resignation or removal of the Trustee. Any payment under this Section 8.05(b) made by the Master Servicer to the Trustee shall be from the Master Servicer's own funds, without reimbursement from the Trust Fund therefor.

Section 8.06 Eligibility Requirements for Trustee.

The Trustee hereunder shall at all times be a corporation or an association (other than the Depositor, the Seller, the Master Servicer or any Affiliate of the foregoing) organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to supervision or examination by federal or state authority. If such corporation or association publishes reports of conditions at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this

Section the combined capital and surplus of such corporation or association shall be deemed to be its combined capital and surplus as set forth in its most recent report of conditions so published. In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, the Trustee shall resign immediately in the manner and with the effect specified in Section 8.07.

Section 8.07 Resignation or Removal of Trustee.

The Trustee may at any time resign and be discharged from the trust hereby created by giving written notice thereof to the NIMS Insurer, the Depositor, the Master Servicer and the Certificateholders. Upon receiving such notice of resignation, the Depositor shall promptly appoint a successor Trustee by written instrument, in duplicate, which instrument shall be delivered to the resigning Trustee and to the successor Trustee acceptable to the NIMS Insurer and to the Holders of Certificates entitled to at least 51% of the Voting Rights. A copy of such instrument shall be delivered to the Certificateholders and the Master Servicer by the Depositor. If no successor Trustee shall have been so appointed and have accepted appointment within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If at any time the Trustee shall cease to be eligible in accordance with the provisions of Section 8.06 and shall fail to resign after written request therefor by the Depositor or the NIMS Insurer, or if at any time the Trustee shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the Depositor or the NIMS Insurer, may remove the Trustee and the Depositor may appoint a successor Trustee, acceptable to the NIMS Insurer and to the Holders of Certificates entitled to at least 51% of the Voting Rights, by written instrument, in duplicate, which instrument shall be delivered to the Trustee so removed and to the successor Trustee. A copy of such instrument shall be delivered to the Certificateholders and the Master Servicer by the Depositor.

The Holders of Certificates entitled to at least 51% of the Voting Rights, with the consent of the NIMS Insurer, may at any time remove the Trustee and appoint a successor Trustee by written instrument or instruments, in triplicate, signed by the NIMS Insurer or such Holders, as applicable, or their attorneys-in-fact duly authorized, one complete set of which instruments shall be delivered to the Depositor, one complete set to the Trustee so removed and one complete set to the successor so appointed. A copy of such instrument shall be delivered to the NIMS Insurer, the Certificateholders and the Master Servicer by the Depositor.

Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to any of the provisions of this Section shall not become effective until acceptance of appointment by the successor Trustee as provided in Section 8.08.

Section 8.08 Successor Trustee.

Any successor Trustee appointed as provided in Section 8.07 shall execute, acknowledge and deliver to the Depositor, and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become fully vested with all the rights, powers, duties and obligations of its predecessor hereunder, with the like effect as if originally named as Trustee herein. The predecessor Trustee shall deliver to the successor Trustee all Mortgage Files and related documents and statements, as well as all moneys, held by it hereunder (other than any Mortgage Files at the time held by a Custodian, which Custodian shall become the agent of any successor Trustee hereunder), and the Depositor and the predecessor Trustee shall execute and deliver such instruments and do such other things as may reasonably be required for more fully and certainly vesting and confirming in the successor Trustee all such rights, powers, duties and obligations.

No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible under the provisions of Section 8.06 and the appointment of such successor Trustee shall not result in a downgrading of the ratings of any of the Other NIM Notes or of any Class of Certificates or of the shadow ratings of the Insured NIM Notes (without giving effect to any insurance policy issued by the NIMS Insurer) by any Rating Agency, as evidenced by a letter from each Rating Agency.

Upon acceptance of appointment by a successor Trustee as provided in this Section, the Depositor shall mail notice of the succession of such Trustee hereunder to all Holders of Certificates at their addresses as shown in the Certificate Register. If the Depositor fails to mail such notice within 10 days after acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Depositor.

Section 8.09 Merger or Consolidation of Trustee.

Any corporation or association into which the Trustee may be merged or converted or with which it may be consolidated or any corporation or association resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation or association succeeding to the business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation or association shall be eligible under the provisions of Section 8.06, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

Section 8.10 Appointment of Co-Trustee or Separate Trustee.

Notwithstanding any other provisions hereof, at any time, for the purpose of meeting any legal requirements of any jurisdiction in which any part of REMIC 1, or property securing the same may at the time be located, the Master Servicer and the Trustee, acting jointly shall have the power and shall execute and deliver all instruments to appoint one or more Persons approved by the Trustee and the NIMS Insurer, to act as co-trustee or co-trustees, jointly with the Trustee, or separate trustee or separate trustees, of all or any part of REMIC 1, and to vest in such Person or Persons, in such capacity, such title to REMIC 1, or any part thereof and, subject to the other provisions of this Section 8.10, such powers, duties, obligations, rights and trusts as the Master Servicer and the Trustee may consider necessary or desirable. If the Master Servicer shall not have joined in such appointment or the NIMS Insurer shall not have approved such appointment within 15 days after the receipt by it of a request so to do, or in case a Master Servicer Event of Default shall have occurred and be continuing, the Trustee alone shall have the power to make such appointment. No co-trustee or separate trustee hereunder shall be required to meet the terms of eligibility as a successor trustee under Section 8.06 hereunder and no notice to Holders of Certificates of the appointment of co-trustee(s) or separate trustee(s) shall be required under Section 8.08 hereof. If such appointment is at the request of the Master Servicer then any expense of the Trustee shall be deemed a Servicing Advance for all purpose of this Agreement, otherwise it will be an expense of the Trustee and will be payable out of the Trustee's funds.

In the case of any appointment of a co-trustee or separate trustee pursuant to this Section 8.10 all rights, powers, duties and obligations conferred or imposed upon the Trustee shall be conferred or imposed upon and exercised or performed by the Trustee and such separate trustee or co-trustee jointly, except to the extent that under any law of any jurisdiction in which any particular act or acts are to be performed by the Trustee (whether as Trustee hereunder or as successor to the Master Servicer hereunder), the Trustee shall be incompetent or unqualified to perform such act or acts, in which event such rights, powers, duties and obligations (including the holding of title to REMIC 1, or any portion thereof in any such jurisdiction) shall be exercised and performed by such separate trustee or co-trustee at the direction of the Trustee.

Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Agreement and the conditions of this Article VIII. Each separate trustee and co-trustee, upon its acceptance of the trust conferred, shall be vested with the estates or property specified in its instrument of appointment, either jointly with the Trustee or separately, as may be provided therein, subject to all the provisions of this Agreement, specifically including every provision of this Agreement relating to the conduct of, affecting the liability of, or affording protection to, the Trustee. Every such instrument shall be filed with the Trustee.

Any separate trustee or co-trustee may, at any time, constitute the Trustee, its agent or attorney-in-fact, with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Agreement on its behalf and in its name. If any separate trustee or co-trustee shall die, become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor trustee.

Section 8.11 Appointment of Custodians.

The Trustee may, with the consent of the Depositor and the Master Servicer, appoint one or more Custodians to hold all or a portion of the Mortgage Files as agent for the Trustee, by entering into a Custodial Agreement. The Trustee shall initially serve as the Custodian and this Agreement shall serve as the Custodial Agreement. The appointment of any Custodian may at any time be terminated and a substitute Custodian appointed therefor upon the reasonable request of the Master Servicer to the Trustee and the consent of the NIMS Insurer, the consent to which shall not be unreasonably withheld. The Trustee shall pay any and all fees and expenses of any Custodian (other than the Washington Mutual Custodian) in accordance with each Custodial Agreement. Subject to Article VIII hereof, the Trustee agrees to comply with the terms of each Custodial Agreement and to enforce the terms and provisions thereof against the Custodian for the benefit of the Certificateholders having an interest in any Mortgage File held by such Custodian. Each Custodian shall be a depository institution or trust company subject to supervision by federal or state authority, shall have combined capital and surplus of at least

$10,000,000 and shall be qualified to do business in the jurisdiction in which it holds any Mortgage File. Each Custodial Agreement may be amended only as provided in Section 11.01. In no event shall the appointment of any Custodian pursuant to a Custodial Agreement diminish the obligations of the Trustee hereunder. The Trustee shall at all times remain responsible under the terms of this Agreement notwithstanding the fact that certain duties have been assigned to the Custodian (other than the Washington Mutual Custodian), but only to the extent the Trustee is responsible for its own acts hereunder. Any documents delivered by the Depositor or the Master Servicer to a Custodian other than the Trustee, if any, shall be deemed to have been delivered to the Trustee for all purposes hereunder; and any documents held by such a Custodian, if any, shall be deemed to be held by the Trustee for all purposes hereunder.

Section 8.12 Appointment of Office or Agency.

The Trustee will appoint an office or agency in the City of New York where the Certificates may be surrendered for registration of transfer or exchange, and presented for final distribution, and where notices and demands to or upon the Trustee in respect of the Certificates and this Agreement may be served. As of the Closing Date, the Trustee designates its offices located at the office of Trustee's agent, located at DTC Transfer Agent Services, 55 Water Street, Jeanette Park Entrance, New York, NY 10041 for such purpose.

Section 8.13 Representations and Warranties of the Trustee.

The Trustee hereby represents and warrants to the Master Servicer and the Depositor, as of the Closing Date, that:

(i) it is a national banking association duly organized, validly existing and in good standing under the laws of the United States.

(ii) the execution and delivery of this Agreement, and the performance and compliance with the terms of this Agreement, will not violate its charter or bylaws or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the breach of, any material agreement or other instrument to which it is a party or which is applicable to it or any of its assets.

(iii) it has the full power and authority to enter into and consummate all transactions contemplated by this Agreement, has duly authorized the execution, delivery and performance of this Agreement, and has duly executed and delivered this Agreement.

(iv) this Agreement, assuming due authorization, execution and delivery by the Master Servicer and the Depositor, constitutes its valid, legal and binding obligation, enforceable against it in accordance with the terms hereof, subject to (A) applicable bankruptcy, insolvency, receivership, reorganization, moratorium and other laws affecting the enforcement of creditors' rights generally, and (B) general principles of equity, regardless of whether such enforcement is considered in a proceeding in equity or at law.

## ARTICLE IX

## TERMINATION

Section 9.01 Termination Upon Purchase or Liquidation of All Mortgage Loans.

(a) Subject to Section 9.02, the respective obligations and responsibilities under this Agreement of the Depositor, the Master Servicer and the Trustee (other than the obligations of the Master Servicer to the Trustee pursuant to Section 8.05 and of the Master Servicer to provide for and the Trustee to make payments in respect of the REMIC 1 Regular Interests, REMIC 2 Regular Interests, REMIC 3 Regular Interests, and the Classes of Certificates as hereinafter set forth) shall terminate upon the payment to the Certificateholders and the deposit of all amounts held by or on behalf of the Trustee and required hereunder to be so paid or deposited on the Distribution Date coinciding with or following the earlier to occur of (i) the purchase by the Terminator (as defined below) of all Mortgage Loans and each REO Property remaining in REMIC 1 and (ii) the final payment or other liquidation (or any advance with respect thereto) of the last Mortgage Loan or REO Property remaining in REMIC 1; provided, however, that in no event shall the trust created hereby continue beyond the expiration of 21 years from the death of the last survivor of the descendants of Joseph P. Kennedy, the late ambassador of the United States to the Court of St. James, living on the date hereof. The purchase by the Terminator of all Mortgage Loans and each REO Property remaining in REMIC 1 shall be at a price (the "Termination Price") equal to (a) if the Terminator is the Master Servicer, 100% of the aggregate Stated Principal Balance of all the Mortgage Loans included in REMIC 1 and accrued interest on the Stated Principal Balance of each such Mortgage Loan at the applicable Net Mortgage Rate in effect from time to time from the Due Date as to which interest was last paid by the related Mortgagor or by an advance by the Master Servicer to but not including the first day of the month in which such purchase is to be effected, plus the appraised value of each REO Property, if any, included in REMIC 1, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion and (b) if the Terminator is the NIMS Insurer, the greater of (A) the aggregate Purchase Price of all the Mortgage Loans included in REMIC 1, plus the appraised value of each REO Property, if any, included in REMIC 1, such appraisal to be conducted by an appraiser selected by the Terminator in its reasonable discretion, and (B) the aggregate fair market value of all of the assets of REMIC 1 (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to the third paragraph of this Section 9.01), and any additional amounts necessary to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid.

(b) The Master Servicer shall have the right and, if the Master Servicer does not exercise such right, the NIMS Insurer, shall have the right (the party exercising such right, the "Terminator") to purchase all of the Mortgage Loans and each REO Property in both Loan Groups remaining in REMIC 1 pursuant to clause (i) of the preceding paragraph no later than the Determination Date in the month immediately preceding the Distribution Date on which the Certificates will be retired; provided, however, that the Terminator may elect to purchase all of the Mortgage Loans and each REO Property remaining in REMIC 1 pursuant to clause (i) of the preceding paragraph only if (A) the aggregate Stated Principal Balance of the Mortgage Loans and each REO Property remaining in the Trust Fund at the time of such election is equal to or less than 10% of the Cut-off Date Principal Balance of the Closing Date Mortgage Loans. Additionally, if the Terminator is the Master Servicer, the Terminator may elect to purchase all of the Mortgage Loans and each REO Property in REMIC 1 pursuant to clause (i) of the preceding paragraph only if the Termination Price (A) is equal to or less than the aggregate fair market value of all of the assets of REMIC 1 (as determined by the Terminator, as of the close of business on the third Business Day next preceding the date upon which notice of any such termination is furnished to Certificateholders pursuant to Section 9.01(c)) and (B) will result in distributions on the Certificates sufficient to pay all interest accrued on, as well as amounts necessary to pay in full the principal balance of, the NIM Notes and any amounts necessary to reimburse the NIMS Insurer for all amounts paid under the NIMs insurance policy and any other amounts reimbursable or otherwise payable to the NIMS Insurer, in each case, with interest thereon at the applicable rate set forth in the Indenture and to the extent not previously reimbursed or paid (unless the NIMS Insurer consents to a lesser Termination Price). By acceptance of the Residual Certificates, the Holders of the Residual Certificates agree for so long as any NIM Notes are outstanding, in connection with any termination hereunder, to assign and transfer any amounts in excess of par, and to the extent received in respect of such termination, to pay any such amounts to the Holders of the Class C Certificates.

(c) Notice of the liquidation of the REMIC 1 Regular Interests shall be given promptly by the Trustee by letter to Certificateholders mailed (a) in the event such notice is given in connection with the purchase of the Mortgage Loans and each REO Property by the Terminator, not earlier than the 15th day and not later than the 25th day of the month next preceding the month of the final distribution on the Certificates or (b) otherwise during the month of such final distribution on or before the Determination Date in such month, in each case specifying (i) the Distribution Date upon which the Trust Fund will terminate and final payment in respect of the REMIC 1 Regular Interests and the related Certificates will be made upon presentation and surrender of the related Certificates at the office of the Trustee therein designated, (ii) the amount of any such final payment, (iii) that no interest shall accrue in respect of the REMIC 1 Regular Interests or the related Certificates from and after the Accrual Period relating to the final Distribution Date therefor and (iv) that the Record Date otherwise applicable to such Distribution Date is not applicable, payments being made only upon presentation and surrender of the Certificates at the office of the Trustee designated in such notice for purposes of such surrender. The Trustee shall remit to the Master Servicer from such funds deposited in the Distribution Account (i) any amounts which the Master Servicer would be permitted to withdraw and retain from the Collection Account pursuant to Section 3.11 and (ii) any other amounts otherwise payable by the Trustee to the Master Servicer from amounts on deposit in the Distribution Account pursuant to the terms of this Agreement, in each case prior to making any final distributions pursuant to Section 9.01(d) below. Upon certification to the Trustee by a Servicing Representative of the making of such final deposit, the Trustee shall promptly release or cause to be released to the Terminator the Mortgage Files for the remaining Mortgage Loans, and the Trustee shall execute all assignments, endorsements and other instruments necessary to effectuate such transfer.

(d) Upon presentation of the Certificates by the Certificateholders on the final Distribution Date, the Trustee shall distribute to each Certificateholder so presenting and surrendering its Certificates the amount otherwise distributable on such Distribution Date in accordance with Section 4.01 in respect of the Certificates so presented and surrendered. Any funds not distributed to any Holder or Holders of Certificates being retired on such Distribution Date because of the failure of such Holder or Holders to tender their Certificates shall, on such date, be set aside and held in trust by the Trustee and credited to the account of the appropriate non-tendering Holder or Holders. If any Certificates as to which notice has been given pursuant to this Section 9.01 shall not have been surrendered for cancellation within six months after the time specified in such notice, the Trustee shall mail a second notice to the remaining non-tendering Certificateholders to surrender their Certificates for cancellation in order to receive the final distribution with respect thereto. If within one year after the second notice all such Certificates shall not have been surrendered for cancellation, the Trustee shall, directly or through an agent, mail a final notice to remaining related non-tendering Certificateholders concerning surrender of their Certificates. The costs and expenses of maintaining the funds in trust and of contacting such Certificateholders shall be paid out of the assets remaining in the trust funds. If within one year after the final notice any such Certificates shall not have been surrendered for cancellation, the Trustee shall pay to Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. all such amounts, and all rights of non-tendering Certificateholders in or to such amounts shall thereupon cease. No interest shall accrue or be payable to any Certificateholder on any amount held in trust by the Trustee as a result of such Certificateholder's failure to surrender its Certificate(s) for final payment thereof in accordance with this Section 9.01.

Immediately following the deposit of funds in trust hereunder in respect of the Certificates, the Trust Fund shall terminate.

Section 9.02 Additional Termination Requirements.

(a) In the event that the Terminator purchases all the Mortgage Loans and each REO Property or the final payment on or other liquidation of the last Mortgage Loan or REO Property remaining in REMIC 1 pursuant to Section 9.01, the Trust Fund shall be terminated in accordance with the following additional requirements:

(i) The Trustee shall specify the first day in the 90-day liquidation period in a statement attached to each Trust REMIC's final Tax Return pursuant to Treasury regulation Section 1.860F-1 and shall satisfy all requirements of a qualified liquidation under Section 860F of the Code and any regulations thereunder, as evidenced by an Opinion of Counsel delivered to the Trustee and the Depositor obtained at the expense of the Terminator;

(ii) During such 90-day liquidation period, and at or prior to the time of making of the final payment on the Certificates, the Trustee shall sell all of the assets of REMIC 1 to the Terminator for cash; and

(iii) At the time of the making of the final payment on the Certificates, the Trustee shall distribute or credit, or cause to be distributed or credited, to the Holders of the Residual Certificates all cash on hand in the Trust Fund (other than cash retained to meet claims), and the Trust Fund shall terminate at that time.

(b) At the expense of the Terminator, the Trustee shall prepare or cause to be prepared the documentation required in connection with the adoption of a plan of liquidation of each Trust REMIC pursuant to the Section 9.02(a).

(c) By their acceptance of Certificates, the Holders thereof hereby agree to authorize the Trustee to specify the 90-day liquidation period for each Trust REMIC, which authorization shall be binding upon all successor Certificateholders.

# ARTICLE X

# REMIC PROVISIONS

Section 10.01 REMIC Administration.

(a) The Trustee shall elect to treat each Trust REMIC as a REMIC under the Code and, if necessary, under applicable state law. Each such election will be made on Form 1066 or other appropriate federal tax or information return (including Form 8811) or any appropriate state return for the taxable year ending on the last day of the calendar year in which the Certificates are issued, copies of which forms and returns shall promptly be furnished by the Trustee to the NIMS Insurer. For the purposes of the REMIC election in respect of REMIC 1, the REMIC 1 Regular Interests shall be designated as the Regular Interests in REMIC 1 and the Class R-1 Interest shall be designated as the Residual Interest in REMIC 1. For the purposes of the REMIC election in respect of REMIC 2, the REMIC 2 Regular Interests shall be designated as the Regular Interests in REMIC 2 and the Class R-2 Interest shall be designated as the Residual Interest in REMIC 2. For the purposes of the REMIC election in respect of REMIC 3, (i) the Regular Certificates (other than the Class C Certificates and the Class P Certificates) and the REMIC 3 Regular Interests shall be designated as the Regular Interests in REMIC 3 and (ii) the Class R-3 Interest shall be designated as the Residual Interest in REMIC 3. For the purposes of the REMIC election in respect of REMIC CX, the Class C Certificates shall be designated as the Regular Interests in REMIC CX and the Class R-CX Interest shall be designated as the Residual Interest in REMIC CX. For purposes of the REMIC election in respect of REMIC PX, the Class P Certificates shall be designated as the Regular Interests in REMIC PX and the Class R-PX Interest shall be designated as the Residual Interest in REMIC PX. The Trustee shall not permit the creation of any "interests" in REMIC 1, REMIC 2, REMIC 3, REMIC CX or REMIC PX (within the meaning of Section 860G of the Code) other than the REMIC 1 Regular Interests, the REMIC 2 Regular Interests, the REMIC 3 Regular Interests and the interests represented by the Certificates.

(b) The Closing Date is hereby designated as the "Startup Day" of each Trust REMIC within the meaning of Section 860G(a)(9) of the Code.

(c) The Trustee shall pay, out of funds on deposit in the Distribution Account, any and all expenses relating to any tax audit of the Trust Fund (including, but not limited to, any professional fees or any administrative or judicial proceedings with respect to any Trust REMIC that involve the Internal Revenue Service or state tax authorities) unless such expenses, professional fees or any administrative or judicial proceedings are incurred by reason of the Trustee's willful misfeasance, bad faith or negligence. The Trustee, as agent for each Trust REMIC's tax matters person, shall (i) act on behalf of the Trust Fund in relation to any tax matter or controversy involving any Trust REMIC and (ii) represent the Trust Fund in any administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority with respect thereto and will be entitled to reimbursement from the Trust Fund for any expenses incurred by the Trustee in connection therewith unless such administrative or judicial proceeding relating to an examination or audit by any governmental taxing authority is incurred by reason of the Trustee's willful misfeasance, bad faith or negligence. The holder of the largest Percentage Interest of the Class R Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of each Trust REMIC created hereunder other than REMIC CX and REMIC PX. The holder of the largest Percentage Interest of the Class R-CX Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of REMIC PX. The holder of the largest Percentage Interest of the Class R-PX Certificates shall be designated, in the manner provided under Treasury regulations Section 1.860F-4(d) and Treasury regulations Section 301.6231(a)(7)-1, as the tax matters person of REMIC PX. By its acceptance thereof, each such holder hereby agrees to irrevocably appoint the Trustee or an Affiliate as its agent to perform all of the duties of the tax matters person of each respective REMIC.

(d) The Trustee shall prepare, sign and file in a timely manner, all of the Tax Returns in respect of each REMIC created hereunder, copies of which Tax Returns shall be promptly furnished to the NIMS Insurer. The expenses of preparing and filing such returns shall be borne by the Trustee without any right of reimbursement therefor. The Master Servicer shall provide on a timely basis to the Trustee or its designee such information with respect to the assets of the Trust Fund as is in its possession and reasonably required by the Trustee to enable it to perform its respective obligations under this Article.

(e) The Trustee shall perform on behalf of each Trust REMIC all reporting and other tax compliance duties that are the responsibility of such REMIC under the Code, the REMIC Provisions or other compliance guidance issued by the Internal Revenue Service or any state or local taxing authority. Among its other duties, as required by the Code, the REMIC Provisions or such other compliance guidance, the Trustee shall provide (i) to any Transferor of a Residual Certificate (or other person designated in Section 860E(e)(3) of the Code) and to the Internal Revenue Service such information as is necessary for the computation of any tax relating to the transfer of a Residual Certificate to any Person who is not a Permitted Transferee, (ii) to the Certificateholders such information or reports as are required by the Code or the REMIC Provisions including reports relating to interest, original issue discount and market discount or premium (using the Prepayment Assumption as required) and (iii) to the Internal Revenue Service the name, title, address and telephone number of the person who will serve as the representative of each Trust REMIC. The Master Servicer shall provide on a timely basis to the Trustee such information with respect to the assets of the Trust Fund, including, without limitation, the Mortgage Loans, as is in its possession and reasonably required by the Trustee to enable it to perform its obligations under this subsection. In addition, the Depositor shall provide or cause to be provided to the Trustee, within ten (10) days after the Closing Date, all information or data that the Trustee reasonably determines to be relevant for tax purposes as to the valuations and issue prices of the Certificates, including, without limitation, the price, yield, prepayment assumption and projected cash flow of the Certificates. The Depositor shall also provide such information or data to the NIMS Insurer.

(f) The Trustee shall take such action and shall cause each Trust REMIC created hereunder to take such action as shall be necessary to create or maintain the status thereof as a REMIC under the REMIC Provisions (and the Master Servicer shall assist the Trustee, to the extent reasonably requested by the Trustee to do specific actions in order to assist in the maintenance of such status). The Trustee shall not take any action, cause the Trust Fund to take any action or fail to take (or fail to cause to be taken) any action that, under the REMIC Provisions, if taken or not taken, as the case may be, could (i) endanger the status of any Trust REMIC as a REMIC or (ii) result in the imposition of a tax upon the Trust Fund (including but not limited to the tax on prohibited transactions set forth in Section 860F(a) of the Code and the tax on contributions to a REMIC set forth in Section 860G(d) of the Code) (either such event, an "Adverse REMIC Event") unless the Trustee and the NIMS Insurer have received an Opinion of Counsel, addressed to the Trustee and the NIMS Insurer (at the expense of the party seeking to take such action but in no event at the expense of the Trustee) to the effect that the contemplated action will not, with respect to any Trust REMIC, endanger such status or result in the imposition of such a tax, nor shall the Master Servicer take or fail to take any action (whether or not authorized hereunder) as to which the Trustee has advised it in writing that it has received an Opinion of Counsel to the effect that an Adverse REMIC Event could occur with respect to such action; provided that the Master Servicer may conclusively rely on such Opinion of Counsel and shall incur no liability for its action or failure to act in accordance with such Opinion of Counsel. The Trustee shall deliver to the NIMS Insurer a copy of any such advice or opinion. In addition, prior to taking any action with respect to any Trust REMIC or the assets thereof, or causing any Trust REMIC to take any action, which is not contemplated under the terms of this Agreement, the Master Servicer will consult with the Trustee or its designee, in writing, with respect to whether such action could cause an Adverse REMIC Event to occur with respect to a Trust REMIC, and the Master Servicer shall not take any such action or cause any Trust REMIC to take any such action as to which the Trustee has advised it in writing that an Adverse REMIC Event could occur; provided that the Master Servicer may conclusively rely on such writing and shall incur no liability for its action or failure to act in accordance with such writing. The Trustee may consult with counsel to make such written advice, and the cost of same shall be borne by the party seeking to take the action not permitted by this Agreement, but in no event shall such cost be an expense of the Trustee. At all times as may be required by the Code, the Trustee will ensure that substantially all of the assets of REMIC 1 will consist of "qualified mortgages" as defined in Section 860G(a)(3) of the Code and "permitted investments" as defined in Section 860G(a)(5) of the Code.

(g) If any tax is imposed on prohibited transactions of any Trust REMIC created hereunder pursuant to Section 860F(a) of the Code, on the net income from foreclosure property of any such REMIC pursuant to Section 860G(c) of the Code, or on any contributions to any such REMIC after the Startup Day therefor pursuant to Section 860G(d) of the Code, or if any other tax is imposed by the Code or any applicable provisions of state or local tax laws, such tax shall be charged (i) to the Trustee pursuant to Section 10.03 hereof, if such tax arises out of or results from a breach by the Trustee of any of its obligations under this Article X, (ii) to the Master Servicer pursuant to Section 10.03 hereof, if such tax arises out of or results from a breach by the Master Servicer of any of its obligations under Article III or this Article X, or (iii) otherwise against amounts on deposit in the Distribution Account and shall be paid by withdrawal therefrom.

(h) On or before April 15 of each calendar year commencing after the date of this Agreement, the Trustee shall deliver to the Master Servicer, the NIMS Insurer and each Rating Agency a Certificate from a Responsible Officer of the Trustee stating the Trustee's compliance with this Article X.

(i) The Trustee shall, for federal income tax purposes, maintain books and records with respect to each Trust REMIC on a calendar year and on an accrual basis.

(j) Following the Startup Day, the Trustee shall not accept any contributions of assets to any Trust REMIC other than in connection with any Qualified Substitute Mortgage Loan delivered in accordance with Section 2.03 unless it shall have received an Opinion of Counsel to the effect that the inclusion of such assets in the Trust Fund will not cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding or subject any Trust REMIC to any tax under the REMIC Provisions or other applicable provisions of federal, state and local law or ordinances.

(k) Neither the Trustee nor the Master Servicer shall enter into any arrangement by which any Trust REMIC will receive a fee or other compensation for services or permit any Trust REMIC to receive any income from assets other than "qualified mortgages" as defined in Section 860G(a)(3) of the Code or "permitted investments" as defined in Section 860G(a)(5) of the Code.

Section 10.02 Prohibited Transactions and Activities.

None of the Depositor, the Master Servicer or the Trustee shall sell, dispose of or substitute for any of the Mortgage Loans (except in connection with (i) the foreclosure of a Mortgage Loan, including but not limited to, the acquisition or sale of a Mortgaged Property acquired by deed in lieu of foreclosure, (ii) the bankruptcy of REMIC 1, (iii) the termination of REMIC 1 pursuant to Article IX of this Agreement, (iv) a substitution pursuant to Article II of this Agreement or (v) a purchase of Mortgage Loans pursuant to Article II or III of this Agreement), nor acquire any assets for any Trust REMIC (other than REO Property acquired in respect of a defaulted Mortgage Loan), nor sell or dispose of any investments in the Collection Account or the Distribution Account for gain, nor accept any contributions to any Trust REMIC after the Closing Date (other than a Qualified Substitute Mortgage Loan delivered in accordance with Section 2.03), unless it and the NIMS Insurer have received an Opinion of Counsel, addressed to the Trustee and the NIMS Insurer (at the expense of the party seeking to cause such sale, disposition, substitution, acquisition or contribution but in no event at the expense of the Trustee) that such sale, disposition, substitution, acquisition or contribution will not (a) affect adversely the status of any Trust REMIC as a REMIC or (b) cause any Trust REMIC to be subject to a tax on "prohibited transactions" or "contributions" pursuant to the REMIC Provisions.

Section 10.03 Trustee, Master Servicer and Depositor Indemnification.

(a) The Trustee agrees to indemnify the Trust Fund, the Depositor and the Master Servicer for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Depositor or the Master Servicer as a result of a breach of the Trustee's covenants set forth in this Article X or any state, local or franchise taxes imposed upon the Trust as a result of the location of the Trustee.

(b) The Master Servicer agrees to indemnify the Trust Fund, the Depositor and the Trustee for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Depositor or the Trustee as a result of a breach of the Master Servicer's covenants set forth in Article III or this Article X or any state, local or franchise taxes imposed upon the Trust as a result of the location of the Master Servicer or any subservicer.

(c) The Depositor agrees to indemnify the Trust Fund, the Master Servicer and the Trustee for any taxes and costs including, without limitation, any reasonable attorneys' fees imposed on or incurred by the Trust Fund, the Master Servicer or the Trustee as a result of a breach of the Depositor's covenants set forth in this Article X.

# ARTICLE XI

# MISCELLANEOUS PROVISIONS

Section 11.01 Amendment.

This Agreement or any Custodial Agreement may be amended from time to time by the Depositor, the Master Servicer, the Trustee and, if applicable, the Custodian, with the consent of the NIMS Insurer, and without the consent of any of the Certificateholders, (i) to cure any ambiguity or defect, (ii) to correct, modify or supplement any provisions herein (including to give effect to the expectations of Certificateholders), or in any Custodial Agreement, (iii) to modify, eliminate or add to any of its provisions to such extent as shall be necessary or desirable to maintain the qualification of the Trust Fund as a REMIC at all times that any Certificate is outstanding or to avoid or minimize the risk of the imposition of any tax on the Trust Fund pursuant to the Code that would be a claim against the Trust Fund, provided that the Trustee, the NIMS Insurer, the Depositor and the Master Servicer have received an Opinion of Counsel to the effect that (A) such action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of the imposition of any such tax and (B) such action will not adversely affect the status of the Trust Fund as a REMIC or adversely affect in any material respect the interest of any Certificateholder or (iv) to make any other provisions with respect to matters or questions arising under this Agreement or in any Custodial Agreement which shall not be inconsistent with the provisions of this Agreement or such Custodial Agreement, provided that, in each case, such action shall not, as evidenced by an Opinion of Counsel delivered to the parties hereto and the NIMS Insurer, adversely affect in any material respect the interests of any Certificateholder and, provided, further, that (A) such action will not affect in any material respect the permitted activities of the Trust and (B) such action will not increase in any material respect the degree of discretion which the Master Servicer is allowed to exercise in servicing the Mortgage Loans. No amendment shall be deemed to adversely affect in any material respect the interests of any Certificateholder who shall have consented thereto, and no Opinion of Counsel shall be required to address the effect of any such amendment on any such consenting Certificateholder.

This Agreement or any Custodial Agreement may also be amended from time to time by the Depositor, the Master Servicer, the Trustee and, if applicable, the Custodian, with the consent of the NIMS Insurer, and with the consent of the Holders of Certificates entitled to at least 66% of the Voting Rights, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or any Custodial Agreement or of modifying in any manner the rights of the Holders of Certificates; provided, however, that no such amendment shall (i) reduce in any manner the amount of, or delay the timing of, payments received on Mortgage Loans which are required to be distributed on any Certificate without the consent of the Holder of such Certificate, (ii) adversely affect in any material respect the interests of the Holders of any Class of Certificates in a manner, other than as described in (i), without the consent of the Holders of Certificates of such Class evidencing at least 66% of the Voting Rights allocated to such Class, or (iii) modify the consents required by the immediately preceding clauses (i) and (ii) without the consent of the Holders of all Certificates then outstanding. Notwithstanding any other provision of this Agreement, for purposes of the giving or withholding of consents pursuant to this Section 11.01, Certificates registered in the name of the Depositor or the Master Servicer or any Affiliate thereof shall be entitled to Voting Rights with respect to matters affecting such Certificates.

Notwithstanding any contrary provision of this Agreement, the Trustee and the NIMS Insurer shall be entitled to receive an Opinion of Counsel to the effect that such amendment will not result in the imposition of any tax on any Trust REMIC pursuant to the REMIC Provisions or cause any Trust REMIC to fail to qualify as a REMIC at any time that any Certificates are outstanding.

Promptly after the execution of any such amendment the Trustee shall furnish a copy of such amendment to each Certificateholder and the NIMS Insurer.

It shall not be necessary for the consent of Certificateholders under this Section 11.01 to approve the particular form of any proposed amendment, but it shall be sufficient if such consent shall approve the substance thereof. The manner of obtaining such consents and of evidencing the authorization of the execution thereof by Certificateholders shall be subject to such reasonable regulations as the Trustee may prescribe.

The cost of any Opinion of Counsel to be delivered pursuant to this Section 11.01 shall be borne by the Person seeking the related amendment, but in no event shall such Opinion of Counsel be an expense of the Trustee.

The Trustee may, but shall not be obligated to enter into any amendment pursuant to this Section that affects its rights, duties and immunities under this Agreement or otherwise.

Section 11.02 Recordation of Agreement; Counterparts.

To the extent permitted by applicable law, this Agreement is subject to recordation in all appropriate public offices for real property records in all the counties or other comparable jurisdictions in which any or all of the properties subject to the Mortgages are situated, and in any other appropriate public recording office or elsewhere, such recordation to be effected by the Master Servicer at the expense of the Trust, but only upon direction of Certificateholders accompanied by an Opinion of Counsel to the effect that such recordation materially and beneficially affects the interests of the Certificateholders.

For the purpose of facilitating the recordation of this Agreement as herein provided and for other purposes, this Agreement may be executed simultaneously in any number of counterparts, each of which counterparts shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

Section 11.03 Limitation on Rights of Certificateholders.

The death or incapacity of any Certificateholder shall not (i) operate to terminate this Agreement or the Trust, (ii) entitle such Certificateholder's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust, or (iii) otherwise affect the rights, obligations and liabilities of the parties hereto or any of them.

Except as expressly provided for herein, no Certificateholder shall have any right to vote or in any manner otherwise control the operation and management of the Trust, or the obligations of the parties hereto, nor shall anything herein set forth or contained in the terms of the Certificates be construed so as to constitute the Certificateholders from time to time as partners or members of an association; nor shall any Certificateholder be under any liability to any third person by reason of any action taken by the parties to this Agreement pursuant to any provision hereof.

No Certificateholder shall have any right by virtue of any provision of this Agreement to institute any suit, action or proceeding in equity or at law upon or under or with respect to this Agreement, unless such Holder previously shall have given to the Trustee a written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of Certificates entitled to at least 25% of the Voting Rights shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for 15 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding. It is understood and intended, and expressly covenanted by each Certificateholder with every other Certificateholder and the Trustee, that no one or more Holders of Certificates shall have any right in any manner whatever by virtue of any provision of this Agreement to affect, disturb or prejudice the rights of the Holders of any other of such Certificates, or to obtain or seek to obtain priority over or preference to any other such Holder, which priority or preference is not otherwise provided for herein, or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Certificateholders. For the protection and enforcement of the provisions of this Section 11.03 each and every Certificateholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 11.04 Governing Law; Jurisdiction.

This Agreement shall be construed in accordance with the laws of the State of New York and the obligations, rights and remedies of the parties hereunder shall be determined in accordance with such laws.

Section 11.05 Notices.

All directions, demands and notices hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at or mailed by first class mail, postage prepaid, by facsimile or by express delivery service, to (a) in the case of the Master Servicer, Long Beach Mortgage Company, 1100 Town & Country Road, Suite 1600, Orange, California 92868, Attention: General Counsel (telecopy number: (714) 543-6847), or such other address or telecopy number as may hereafter be furnished to the other parties hereto in writing by the Master Servicer, (b) in the case of the Trustee, Deutsche Bank National Trust Company, 1761 St. Andrew Place, Santa Ana, California 92705-4934, Attention: Trust Administration Services LB0301 (telecopy number (714) 247-6478) or such other address or telecopy number as may hereafter be furnished to the other parties hereto in writing by the Trustee, (c) in the case of the Depositor, Long Beach Securities Corp., 1100 Town & Country Road, Suite 1600, Orange California 92868, Attention: General Counsel (telecopy number: (714) 543-6847), or such other address or telecopy number as may be furnished to the other parties hereto in writing by the Depositor, and (d) in the case of the NIMS Insurer, the NIMS Insurer's address or telecopy number as set forth in the Indenture, or such other addresses or telecopy number as may be furnished to the other parties thereto in writing by the NIMS Insurer. Any notice required or permitted to be mailed to a Certificateholder shall be given by first class mail, postage prepaid, at the address of such Holder as shown in the Certificate Register. Notice of any Master Servicer default shall be given by telecopy and by certified mail. Any notice so mailed within the time prescribed in this Agreement shall be conclusively presumed to have duly been given when mailed, whether or not the Certificateholder receives such notice. A copy of any notice required to be telecopied hereunder shall also be mailed to the appropriate party in the manner set forth above.

Section 11.06 Severability of Provisions.

If any one or more of the covenants, agreements, provisions or terms of this Agreement shall for any reason whatsoever be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement or of the Certificates or the rights of the Holders thereof.

Section 11.07 Notice to the Rating Agencies and the NIMS Insurer.

The Trustee shall use its best efforts promptly to provide notice to the Rating Agencies and the NIMS Insurer with respect to each of the following of which it has actual knowledge:

1. Any amendment to this Agreement;

2. The occurrence of any Master Servicer Event of Default that has not been cured or waived;

3. The resignation or termination of the Master Servicer or the Trustee;

4. The repurchase or substitution of Mortgage Loans pursuant to or as contemplated by Section 2.03;

5. The final payment to the Holders of any Class of Certificates;

6. Any change in the location of the Collection Account or the Distribution Account;

7. The Trustee were it to succeed as Master Servicer, is unable to make advances regarding delinquent Mortgage Loans; and

8. The filing of any claim under the Master Servicer's blanket bond and errors and omissions insurance policy required by Section 3.14 or the cancellation or material modification of coverage under any such instrument.

In addition, the Trustee shall promptly make available to each Rating Agency copies of each Statement to Certificateholders described in Section 4.03 hereof and the Master Servicer shall promptly furnish to each Rating Agency copies of the following:

1. each annual statement as to compliance described in Section 3.20 hereof;

2. each annual independent public accountants' servicing report described in Section 3.21 hereof.

Any such notice pursuant to this Section 11.07 shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by first class mail, postage prepaid, or by express delivery service to Moody's Investors Service, Inc., 99 Church Street, New York, NY 10048, Attention: MBS Monitoring/Long Beach Mortgage Loan Trust 2003-2; Fitch, Inc., One State Street Plaza, New York, New York 10004, Standard & Poor's Rating Services, Inc., 55 Water Street, New York, New York 10041 and the NIMS Insurer at the address provided in Section 11.05.

In addition, each party hereto agrees that it will furnish or make available to the NIMS Insurer a copy of any opinions, notices, reports, schedules, certificates, statements, rating confirmation letters or other information that are furnished hereunder to the Trustee or the Certificateholders.

Section 11.08 Article and Section References.

All Article and Section references used in this Agreement, unless otherwise provided, are to articles and sections in this Agreement.

Section 11.09 Third-Party Beneficiaries.

The NIMS Insurer shall be deemed a third-party beneficiary of this Agreement, and shall be entitled to enforce such rights, in each case, as if it were a party hereto. Notwithstanding anything to the contrary anywhere in this Agreement, all rights of the NIMS Insurer hereunder (i) shall be suspended whenever rights of the NIMS Insurer under the Indenture (other than the right to consent to amendments to the Indenture) are suspended and (ii) except in the case of any right to indemnification hereunder shall permanently terminate upon the later to occur of (A) the payment in full of the Insured NIM Notes as provided in the Indenture and (B) the payment in full to the NIMS Insurer of any amounts owed to the NIMS Insurer as provided in the Indenture.

Section 11.10 Grant of Security Interest.

It is the express intent of the parties hereto that the conveyance of the Mortgage Loans by the Depositor to the Trustee be, and be construed as, a sale of the Mortgage Loans by the Depositor and not a pledge of the Mortgage Loans by the Depositor to secure a debt or other obligation of the Depositor. However, in the event that, notwithstanding the aforementioned intent of the parties, the Mortgage Loans are held to be property of the Depositor, then, (a) it is the express intent of the parties that such conveyance be deemed a pledge of the Mortgage Loans by the Depositor to the Trustee to secure a debt or other obligation of the Depositor and (b)(1) this Agreement shall also be deemed to be a security agreement within the meaning of Articles 8 and 9 of the Uniform Commercial Code as in effect from time to time in the State of New York; (2) the conveyance provided for in Section 2.01 hereof shall be deemed to be a grant by the Depositor to the Trustee of a security interest in all of the Depositor's right, title and interest in and to the Mortgage Loans and all amounts payable to the holders of the Mortgage Loans in accordance with the terms thereof and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, instruments, securities or other property, including without limitation all amounts, other than investment earnings, from time to time held or invested in the Collection Account and the Distribution Account, whether in the form of cash, instruments, securities or other property; (3) the obligations secured by such security agreement shall be deemed to be all of the Depositor's obligations under this Agreement, including the obligation to provide to the Certificateholders the benefits of this Agreement relating to the Mortgage Loans and the Trust Fund; and (4) notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed notifications to, or acknowledgments, receipts or confirmations from, financial intermediaries, bailees or agents (as applicable) of the Trustee for the purpose of perfecting such security interest under applicable law. Accordingly, the Depositor hereby grants to the Trustee a security interest in the Mortgage Loans and all other property described in clause (2) of the preceding sentence, for the purpose of securing to the Trustee the performance by the Depositor of the obligations described in clause (3) of the preceding sentence. Notwithstanding the foregoing, the parties hereto intend the conveyance pursuant to Section 2.01 to be a true, absolute and unconditional sale of the Mortgage Loans and assets constituting the Trust Fund by the Depositor to the Trustee.

IN WITNESS WHEREOF, the Depositor, the Master Servicer and the Trustee have caused their names to be signed hereto by their respective officers thereunto duly authorized, all as of the day and year first above written.

LONG BEACH SECURITIES CORP.,
as Depositor

By: ______________________________
Name: Jeffery A Sorensen
Title: Vice President

LONG BEACH MORTGAGE COMPANY,
as Master Servicer

By: ______________________________
Name: Jeffery A Sorensen
Title: First Vice President

DEUTSCHE BANK NATIONAL TRUST COMPANY,
as Trustee

By: ______________________________
Name: Ronaldo Reyes
Title: Assistant Vice President

By: ______________________________
Name: Valerie Delgado
Title: Associate

STATE OF WASHINGTON )<br>
) ss.:<br>
COUNTY OF KING )

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Jeffery A Sorensen known to me to be a Vice President of Long Beach Securities Corp., a Delaware corporation that executed the within instrument, and also known to me to be the person who executed it on behalf of said corporation, and acknowledged to me that such corporation executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

______________________________
Notary Public

STATE OF WASHINGTON )
) ss.:
COUNTY OF KING )

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Jeffery A Sorensen known to me to be a First Vice President of Long Beach Mortgage Company, a corporation that executed the within instrument, and also known to me to be the person who executed it on behalf of said corporation, and acknowledged to me that such corporation executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

______________________________
Notary Public

STATE OF CALIFORNIA )
) ss.:
COUNTY OF )

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Ronaldo Reyes, known to me to be an Assistant Vice President of Deutsche Bank National Trust Company, a national banking association that executed the within instrument, and also known to me to be the person who executed it on behalf of said association, and acknowledged to me that such association executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

_______________________________
Notary Public

STATE OF )<br>
) ss.:<br>
COUNTY OF )

On the _____ day of _________, 2003 before me, a notary public in and for said State, personally appeared Valerie Delgado, known to me to be an Associate of Deutsche Bank National Trust Company, a national banking association that executed the within instrument, and also known to me to be the person who executed it on behalf of said association, and acknowledged to me that such association executed the within instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

______________________________
Notary Public

EXHIBIT A-1

CLASS AF CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[_______] |
| Original Class Certificate Principal Balance of this Class | : | $[_______] |
| Percentage Interest | : | [___] |
| Pass-Through Rate | : | 3.60% |
| CUSIP | : | [___] |
| Class | : | AF |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class AF

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class AF Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class AF Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class AF Certificate (obtained by dividing the Denomination of this Class AF Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class AF Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class AF Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class AF Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class AF Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_______________________________

This is one of the Class AF Certificates referenced in the within-mentioned Agreement

By_______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class AF Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____________________________________________________________

____________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

____________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________________

______________________________________________________________________

for the account of ____________________________________________________,
account number ________________, or, if mailed by check, to ___________________________.

______________________________________________________________________

Applicable statements should be mailed to ______________________________________

______________________________________________________________________.

This information is provided by ____________________________________________,
the assignee named above, or _______________________________________________,
as its agent.

EXHIBIT A-2

CLASS AV CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Principal Balance of this Class | : | $[______] |
| Percentage Interest | : | [___] |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [___] |
| Class | : | AV |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class AV

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class AV Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class AV Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class AV Certificate (obtained by dividing the Denomination of this Class AV Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class AV Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class AV Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class AV Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class AV Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class AV Certificates referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class AV Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____________________________________________________________

____________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

____________________________________
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ________________________________________________________________

________________________________________________________________________
for the account of ________________________________________________________,
account number ________________, or, if mailed by check, to _________________________.

________________________________________________________________________
Applicable statements should be mailed to ____________________________________

________________________________________________________________________.

This information is provided by _______________________________________________,
the assignee named above, or ________________________________________________,
as its agent.

CLASS AV CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 2 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Principal Balance of this Class | : | $[______] |
| Percentage Interest | : | [___] |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [___] |
| Class | : | AV |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class AV

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class AV Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class AV Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class AV Certificate (obtained by dividing the Denomination of this Class AV Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class AV Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class AV Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class AV Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class AV Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class AV Certificates referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class AV Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________

______________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

____________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________
for the account of ____________________________________________,
account number ________________, or, if mailed by check, to ___________________________.

______________________________________________________________
Applicable statements should be mailed to ________________________________

______________________________________________________________.

This information is provided by ____________________________________,
the assignee named above, or ____________________________________________,
as its agent.

EXHIBIT A-3

CLASS S-1 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Notional Amount of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Notional Amount of this Class | : | $[______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | 4.25% |
| CUSIP | : | [___] |
| Class | : | S-1 |
| Assumed Maturity Date | : | July, 2005 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class S-1

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Class S-1 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class S-1 Certificate (obtained by dividing the Denomination of this Class S-1 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class S-1 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class S-1 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class S-1 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class S-1 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class S-1 Certificates
referenced in the within-mentioned Agreement

By________________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class S-1 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________

______________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

______________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________________

for the account of ________________________________________________________,
account number _________________, or, if mailed by check, to ___________________________.

______________________________________________________________________

Applicable statements should be mailed to ___________________________________________

______________________________________________________________________.

This information is provided by ____________________________________________,
the assignee named above, or ______________________________________________,
as its agent.

EXHIBIT A-4

CLASS S-2 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Notional Amount of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Notional Amount of this Class | : | $[______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | 4.25% |
| CUSIP | : | [___] |
| Class | : | S-2 |
| Assumed Maturity Date | : | July, 2005 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class S-2

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Class S-2 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class S-2 Certificate (obtained by dividing the Denomination of this Class S-2 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class S-2 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class S-2 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class S-2 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class S-2 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class S-2 Certificates
referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class S-2 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________________

______________________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:___________________

_________________________________
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________________

______________________________________________________________________

for the account of ____________________________________________________________,
account number ________________, or, if mailed by check, to __________________________.

______________________________________________________________________

Applicable statements should be mailed to ____________________________________________

______________________________________________________________________.

This information is provided by ______________________________________________,
the assignee named above, or ________________________________________________,
as its agent.

EXHIBIT A-5

CLASS M-1 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AF CERTIFICATES, THE CLASS AV CERTIFICATES, THE CLASS S-1 CERTIFICATES AND THE CLASS S-2 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Principal Balance of this Class | : | $[______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [___] |
| Class | : | M-1 |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class M-1

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-1 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-1 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-1 Certificate (obtained by dividing the Denomination of this Class M-1 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-1 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-1 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-1 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-1 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class M-1 Certificates
referenced in the within-mentioned Agreement

By______________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-1 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

## ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

__________________________________________________________________________

__________________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:__________________

________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________

for the account of ____________________________________________,
account number _______________, or, if mailed by check, to _______________________.

______________________________________________________________

Applicable statements should be mailed to _________________________________

______________________________________________________________.

This information is provided by ________________________________,
the assignee named above, or _____________________________________,
as its agent.

EXHIBIT A-6

CLASS M-2 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AF CERTIFICATES, THE CLASS AV CERTIFICATES, THE CLASS S-1 CERTIFICATES, THE CLASS S-2 CERTIFICATES AND THE CLASS M-1 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Principal Balance of this Class | : | $[______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [___] |
| Class | : | M-2 |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class M-2

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-2 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-2 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-2 Certificate (obtained by dividing the Denomination of this Class M-2 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-2 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-2 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-2 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-2 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_______________________________

This is one of the Class M-2 Certificates
referenced in the within-mentioned Agreement

By_______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-2 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________

______________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

_________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________

for the account of ______________________________________________,
account number ______________, or, if mailed by check, to ______________________.

______________________________________________________________

Applicable statements should be mailed to ____________________________________

______________________________________________________________.

This information is provided by ____________________________________,
the assignee named above, or ________________________________________,
as its agent.

EXHIBIT A-7

CLASS M-3 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AF CERTIFICATES, THE CLASS AV CERTIFICATES, THE CLASS S-1 CERTIFICATES, THE CLASS S-2 CERTIFICATES, THE CLASS M-1 CERTIFICATES AND THE CLASS M-2 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Principal Balance of this Class | : | $[______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [___] |
| Class | : | M-3 |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class M-3

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-3 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-3 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-3 Certificate (obtained by dividing the Denomination of this Class M-3 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-3 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-3 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-3 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-3 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class M-3 Certificates
referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-3 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________________

______________________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

____________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ____________________________________________

____________________________________________

for the account of ____________________________________________,
account number ________________, or, if mailed by check, to __________________________.

____________________________________________

Applicable statements should be mailed to ____________________________________________

____________________________________________.

This information is provided by ____________________________________________,
the assignee named above, or ____________________________________________,
as its agent.

EXHIBIT A-8

CLASS M-4 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AF CERTIFICATES, THE CLASS AV CERTIFICATES, THE CLASS S-1 CERTIFICATES, THE CLASS S-2 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES AND THE CLASS M-3 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[______] |
| Original Class Certificate Principal Balance of this Class | : | $[______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [___] |
| Class | : | M-4 |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class M-4

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-4 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-4 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-4 Certificate (obtained by dividing the Denomination of this Class M-4 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-4 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-4 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-4 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-4 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class M-4 Certificates
referenced in the within-mentioned Agreement

By______________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-4 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________

______________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

____________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________________

______________________________________________________________________

for the account of ____________________________________________________,
account number ________________, or, if mailed by check, to __________________________.

______________________________________________________________________

Applicable statements should be mailed to ______________________________________

______________________________________________________________________.

This information is provided by ______________________________________________,
the assignee named above, or ________________________________________________,
as its agent.

EXHIBIT A-9

## CLASS M-5 CERTIFICATES

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE TRUSTEE OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AF CERTIFICATES, THE CLASS AV CERTIFICATES, THE CLASS S-1 CERTIFICATES, THE CLASS S-2 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES AND THE CLASS M-4 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $[_______] |
| Original Class Certificate Principal Balance of this Class | : | $[_______] |
| Percentage Interest | : | 100.00% |
| Pass-Through Rate | : | Variable |
| CUSIP | : | [____] |
| Class | : | M-5 |
| Assumed Maturity Date | : | June, 2033 |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class M-5

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class M-5 Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class M-5 Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Cede & Co. is the registered owner of the Percentage Interest evidenced by this Class M-5 Certificate (obtained by dividing the Denomination of this Class M-5 Certificate by the Original Class Certificate Principal Balance) in certain monthly distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class M-5 Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class M-5 Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

Reference is hereby made to the further provisions of this Class M-5 Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class M-5 Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class M-5 Certificates
referenced in the within-mentioned Agreement

By______________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class M-5 Certificate]

LONG BEACH MORTGAGE LOAN TRUST 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________

______________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:

Dated:____________________

______________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________

for the account of ______________________________________________________,
account number ________________, or, if mailed by check, to ________________________.

______________________________________________________________

Applicable statements should be mailed to ________________________________________

______________________________________________________________.

This information is provided by ________________________________________________,
the assignee named above, or __________________________________________________,
as its agent.

EXHIBIT A-10

CLASS C CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CERTIFICATE IS SUBORDINATE TO THE CLASS AF CERTIFICATES, THE CLASS AV CERTIFICATES, THE CLASS S-1 CERTIFICATES, THE CLASS S-2 CERTIFICATES, THE CLASS M-1 CERTIFICATES, THE CLASS M-2 CERTIFICATES, THE CLASS M-3 CERTIFICATES, THE CLASS M-4 CERTIFICATES AND THE CLASS M-5 CERTIFICATES TO THE EXTENT DESCRIBED IN THE POOLING AND SERVICING AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Original Certificate Principal Balance | | $[______] |
| Initial Notional Amount of this Certificate ("Denomination") | : | $[______] |
| Original Notional Amount of this Class | : | $[______] |
| Percentage | : | 100.00% |
| Pass-Through Rate | | Variable |
| Class | : | C |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class C

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class C Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class C Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Class C Certificate (obtained by dividing the Denomination of this Class C Certificate by the Original Class Certificate Principal Balance) in certain distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class C Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class C Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to, indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Class C Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class C Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class C Certificates
referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class C Certificate]

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

<u>ASSIGNMENT</u>

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

_______________________________________________________________________________

_______________________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:______

_______________________________________________________________________________

Dated:__________________

______________________________
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________________

______________________________________________________________________

for the account of ____________________________________________________________,
account number ________________, or, if mailed by check, to __________________________.

______________________________________________________________________

Applicable statements should be mailed to _____________________________________________

______________________________________________________________________.

This information is provided by ____________________________________________,
the assignee named above, or ______________________________________________________,
as its agent.

EXHIBIT A-11

CLASS P CERTIFICATE

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE IS A "REGULAR INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Initial Certificate Principal Balance of this Certificate ("Denomination") | : | $100.00 |
| Original Class Certificate Principal Balance of this Class | : | $100.00 |
| Percentage Interest | : | 100.00% |
| Class | : | P |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class P

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

Principal in respect of this Certificate is distributable monthly as set forth herein. Accordingly, the Certificate Principal Balance of this Class P Certificate at any time may be less than the Initial Certificate Principal Balance set forth on the face hereof, as described herein. This Class P Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Class P Certificate (obtained by dividing the Denomination of this Class P Certificate by the Original Class Certificate Principal Balance) in certain distributions with respect to a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Class P Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Class P Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Reference is hereby made to the further provisions of this Class P Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Class P Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized signatory of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_______________________________

This is one of the Class P Certificates
referenced in the within-mentioned Agreement

By_______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class P Certificate]

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________________

______________________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:_______

______________________________________________________________________________

Dated:____________________

_______________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________________

______________________________________________________________________

for the account of ______________________________________________________,
account number ________________, or, if mailed by check, to ________________________.

______________________________________________________________________

Applicable statements should be mailed to ________________________________________

______________________________________________________________________.

This information is provided by ______________________________________________,
the assignee named above, or _________________________________________________,
as its agent.

EXHIBIT A-12

CLASS R CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS "RESIDUAL INTERESTS" IN THREE SEPARATE "REAL ESTATE MORTGAGE INVESTMENT CONDUITS," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS R CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | | May 26, 2003 |
| Percentage Interest | : | 100.00% |
| Class | : | R |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class R

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class R Certificates
referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class R Certificate]

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

By acceptance of the Class R Certificates the Holders of the Class R Certificates agree that for so long as any of the NIM Notes are outstanding or any amounts are reimbursable or payable to the NIMS Insurer, if any, in accordance with the terms of the Indenture, in connection with any amounts distributable to the Holders of the Class R Certificates pursuant to Section 4.01(d)(i)(p) of the Agreement, their rights to receive the amounts so distributable are assigned and transferred and any such amounts shall be paid by the Trustee out of the Trust Fund, and to the extent received by the Holders of the Class R Certificates they shall pay any such amounts, to the Holders of the Class C Certificates.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

________________________________________________________________

________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:_______

________________________________________________________________

Dated:____________________

________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________

for the account of ______________________________________________________,
account number ________________, or, if mailed by check, to __________________________.

______________________________________________________________

Applicable statements should be mailed to ______________________________________

______________________________________________________________.

This information is provided by __________________________________________,
the assignee named above, or ____________________________________________,
as its agent.

EXHIBIT A-13

CLASS R-CX CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "RESIDUAL INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS R-CX CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Percentage Interest | : | 100.00% |
| Class | : | R-CX |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class R-CX

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R-CX Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By______________________________

This is one of the Class R-CX Certificates
referenced in the within-mentioned Agreement

By______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class R-CX Certificate]
Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________

______________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:_______

______________________________________________________________________

Dated:___________________

_________________________________

Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ______________________________________________________________

______________________________________________________________

for the account of ______________________________________________,
account number ________________, or, if mailed by check, to ________________________.

______________________________________________________________

Applicable statements should be mailed to ______________________________

______________________________________________________________.

This information is provided by ______________________________________,
the assignee named above, or ________________________________________,
as its agent.

EXHIBIT A-14

CLASS R-PX CERTIFICATES

SOLELY FOR U.S. FEDERAL INCOME TAX PURPOSES, THIS CERTIFICATE REPRESENTS A "RESIDUAL INTEREST" IN A "REAL ESTATE MORTGAGE INVESTMENT CONDUIT," AS THOSE TERMS ARE DEFINED, RESPECTIVELY, IN SECTIONS 860G AND 860D OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE").

THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). ANY RESALE OR TRANSFER OF THIS CERTIFICATE WITHOUT REGISTRATION THEREOF UNDER THE ACT MAY ONLY BE MADE IN A TRANSACTION EXEMPTED FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

THIS CLASS R-PX CERTIFICATE HAS NO PRINCIPAL BALANCE, DOES NOT BEAR INTEREST AND WILL NOT RECEIVE ANY DISTRIBUTIONS EXCEPT AS PROVIDED HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO A "DISQUALIFIED ORGANIZATION," AS SUCH TERM IS DEFINED IN SECTION 860E OF THE CODE, SHALL BE MADE.

NEITHER THIS CERTIFICATE NOR ANY INTEREST HEREIN MAY BE TRANSFERRED UNLESS THE PROPOSED TRANSFEREE DELIVERS TO THE TRUSTEE A TRANSFER AFFIDAVIT IN ACCORDANCE WITH THE PROVISIONS OF THE AGREEMENT REFERRED TO HEREIN.

NO TRANSFER OF THIS CERTIFICATE TO AN EMPLOYEE BENEFIT PLAN OR OTHER RETIREMENT ARRANGEMENT (EACH A "PLAN") SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), SHALL BE MADE EXCEPT IN COMPLIANCE WITH THE PROCEDURES DESCRIBED HEREIN.

| | | |
|---|---|---|
| Certificate No. | : | 1 |
| Cut-off Date | : | With respect to any Mortgage Loan, April __, 2003 |
| First Distribution Date | : | May 26, 2003 |
| Percentage Interest | : | 100.00% |
| Class | : | R-PX |

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2
Class R-PX

evidencing the Percentage Interest in the distributions allocable to the Certificates of the above-referenced Class with respect to the Trust consisting primarily of a pool of first lien and second lien, fixed rate and adjustable rate mortgage loans (the "Mortgage Loans")

LONG BEACH SECURITIES CORP., as Depositor

This Certificate does not evidence an obligation of, or an interest in, and is not guaranteed by the Depositor, the Master Servicer or the Trustee referred to below or any of their respective affiliates.

This certifies that Long Beach Asset Holdings Corp. is the registered owner of the Percentage Interest evidenced by this Certificate specified above in the interest represented by all Certificates of the Class to which this Certificate belongs in a Trust consisting primarily of the Mortgage Loans deposited by Long Beach Securities Corp. (the "Depositor"). The Trust was created pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among the Depositor, Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). To the extent not defined herein, the capitalized terms used herein have the meanings assigned in the Agreement. This Certificate is issued under and is subject to the terms, provisions and conditions of the Agreement, to which Agreement the Holder of this Certificate by virtue of the acceptance hereof assents and by which such Holder is bound.

This Certificate does not have a principal balance or pass-through rate and will be entitled to distributions only to the extent set forth in the Agreement. In addition, any distribution of the proceeds of any remaining assets of the Trust will be made only upon presentment and surrender of this Certificate at the office or agency designated by the Trustee.

No transfer of a Certificate of this Class shall be made unless such transfer is made pursuant to an effective registration statement under the Act and any applicable state securities laws or is exempt from the registration requirements under said Act and such laws. In the event that a transfer is to be made in reliance upon an exemption from the Act and such laws, in order to assure compliance with the Act and such laws, the Certificateholder desiring to effect such transfer and such Certificateholder's prospective transferee shall each certify to the Trustee and the Depositor in writing the facts surrounding the transfer. In the event that such a transfer is not to be made pursuant to Rule 144A of the Act, there shall be delivered to the Trustee and the Depositor an Opinion of Counsel that such transfer may be made pursuant to an exemption from the Act, which Opinion of Counsel shall not be obtained at the expense of the Trustee, the Master Servicer or the Depositor; or there shall be delivered to the Trustee and the Depositor a transferor certificate by the transferor and an investment letter shall be executed by the transferee. The Holder hereof desiring to effect such transfer shall, and does hereby agree to,

indemnify the Trustee and the Depositor against any liability that may result if the transfer is not so exempt or is not made in accordance with such federal and state laws.

No transfer of this Certificate to a Plan subject to ERISA or Section 4975 of the Code, any Person acting, directly or indirectly, on behalf of any such Plan or any person using Plan Assets to acquire this Certificate shall be made except in accordance with Section 5.02(c) of the Agreement.

Each Holder of this Certificate will be deemed to have agreed to be bound by the restrictions of the Agreement, including but not limited to the restrictions that (i) each person holding or acquiring any Ownership Interest in this Certificate must be a Permitted Transferee, (ii) no Ownership Interest in this Certificate may be transferred without delivery to the Trustee of (a) a transfer affidavit of the proposed transferee and (b) a transfer certificate of the transferor, each of such documents to be in the form described in the Agreement, (iii) each person holding or acquiring any Ownership Interest in this Certificate must agree to require a transfer affidavit and to deliver a transfer certificate to the Trustee as required pursuant to the Agreement, (iv) each person holding or acquiring an Ownership Interest in this Certificate must agree not to transfer an Ownership Interest in this Certificate if it has actual knowledge that the proposed transferee is not a Permitted Transferee and (v) any attempted or purported transfer of any Ownership Interest in this Certificate in violation of such restrictions will be absolutely null and void and will vest no rights in the purported transferee. Pursuant to the Agreement, the Trustee will provide the Internal Revenue Service and any pertinent persons with the information needed to compute the tax imposed under the applicable tax laws on transfers of residual interests to Disqualified Organizations, if any Disqualified Organization acquires an Ownership Interest on a Class R-PX Certificate in violation of the restrictions mentioned above.

Reference is hereby made to the further provisions of this Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

This Certificate shall not be entitled to any benefit under the Agreement or be valid for any purpose unless manually countersigned by an authorized officer of the Trustee.

IN WITNESS WHEREOF, the Trustee, on behalf of the Trust has caused this Certificate to be duly executed.

Dated: April __, 2003

LONG BEACH MORTGAGE LOAN TRUST 2003-2

By: DEUTSCHE BANK NATIONAL TRUST COMPANY
not in its individual capacity, but solely as Trustee

By_______________________________

This is one of the Class R-PX Certificates referenced in the within-mentioned Agreement

By_______________________________________
Authorized Signatory of
Deutsche Bank National Trust Company,
as Trustee

[Reverse of Class R-PX Certificate]

Long Beach Mortgage Loan Trust 2003-2
Asset-Backed Certificates,
Series 2003-2

This Certificate is one of a duly authorized issue of Certificates designated as Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2 (herein collectively called the "Certificates"), and representing a beneficial ownership interest in the Trust created by the Agreement.

The Certificateholder, by its acceptance of this Certificate, agrees that it will look solely to the funds on deposit in the Distribution Account for payment hereunder and that the Trustee is not liable to the Certificateholders for any amount payable under this Certificate or the Agreement or, except as expressly provided in the Agreement, subject to any liability under the Agreement.

This Certificate does not purport to summarize the Agreement and reference is made to the Agreement for the interests, rights and limitations of rights, benefits, obligations and duties evidenced thereby, and the rights, duties and immunities of the Trustee.

Pursuant to the terms of the Agreement, a distribution will be made on the 25th day of each month or, if such 25th day is not a Business Day then the first Business Day following such Distribution Date (the "Distribution Date"), commencing on the first Distribution Date specified on the face hereof, to the Person in whose name this Certificate is registered at the close of business on the applicable Record Date in an amount equal to the product of the Percentage Interest evidenced by this Certificate and the amount required to be distributed to Holders of Certificates of the Class to which this Certificate belongs on such Distribution Date pursuant to the Agreement.

Distributions on this Certificate shall be made by check or money order mailed to the address of the person entitled thereto as it appears on the Certificate Register or by wire transfer or otherwise, as set forth in the Agreement. The final distribution on each Certificate will be made in like manner, but only upon presentment and surrender of such Certificate at the office or agency of the Trustee specified in the notice to Certificateholders of such final distribution.

The Agreement permits, with certain exceptions therein provided, the amendment thereof and the modification of the rights and obligations of the Trustee and the rights of the Certificateholders under the Agreement at any time by the Depositor, the Master Servicer, the Trustee and of Holders of the requisite percentage of the Percentage Interests of each Class of Certificates affected by such amendment, as specified in the Agreement. Any such consent by the Holder of this Certificate shall be conclusive and binding on such Holder and upon all future Holders of this Certificate and of any Certificate issued upon the transfer hereof or in exchange therefor or in lieu hereof whether or not notation of such consent is made upon this Certificate. The Agreement also permits the amendment thereof, in certain limited circumstances, without the consent of the Holders of any of the Certificates.

As provided in the Agreement and subject to certain limitations therein set forth, the transfer of this Certificate is registrable in the Certificate Register of the Trustee upon surrender of this Certificate for registration of transfer at the office or agency maintained by the Trustee accompanied by a written instrument of transfer in form satisfactory to the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest in the Trust will be issued to the designated transferee or transferees.

The Certificates are issuable only as registered Certificates without coupons in denominations specified in the Agreement. As provided in the Agreement and subject to certain limitations therein set forth, Certificates are exchangeable for new Certificates of the same Class in authorized denominations and evidencing the same aggregate Percentage Interest, as requested by the Holder surrendering the same.

No service charge will be made for any such registration of transfer or exchange, but the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

The Depositor, the Master Servicer, the Trustee and any agent of the Depositor, the Master Servicer, the Trustee or the NIMS Insurer, if any, may treat the Person in whose name this Certificate is registered as the owner hereof for all purposes, and neither the Depositor, the Master Servicer, the Trustee, the NIMS Insurer, if any, nor any such agent shall be affected by any notice to the contrary.

On any Distribution Date following the date at which the remaining Stated Principal Balance of the Mortgage Loans is less than 10% of the Stated Principal Balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer or the NIMS Insurer, if any, may purchase, in whole, from the Trust the Mortgage Loans in the manner and at a purchase price determined as provided in the Agreement. In the event that no such optional termination occurs, the obligations and responsibilities created by the Agreement will terminate upon notice to the Trustee upon the earliest of (i) the Distribution Date on which the Certificate Principal Balances of the Regular Certificates have been reduced to zero, (ii) the final payment or other liquidation of the last Mortgage Loan in the Trust and (iii) the Distribution Date for the Certificates other than the Class S Certificates in June, 2033.

Capitalized terms used herein that are defined in the Agreement shall have the meanings ascribed to them in the Agreement, and nothing herein shall be deemed inconsistent with that meaning.

## ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

______________________________________________________________________

______________________________________________________________________

(Please print or typewrite name and address including postal zip code of assignee)

the Percentage Interest evidenced by the within Certificate and hereby authorizes the transfer of registration of such Percentage Interest to assignee on the Certificate Register of the Trust.

I (We) further direct the Trustee to issue a new Certificate of a like denomination and Class, to the above named assignee and deliver such Certificate to the following address:______

______________________________________________________________________

Dated:____________________

______________________________
Signature by or on behalf of assignor

DISTRIBUTION INSTRUCTIONS

The assignee should include the following for purposes of distribution:

Distributions shall be made, by wire transfer or otherwise, in immediately available funds to ________________________________________________________________

________________________________________________________________________

for the account of ______________________________________________________,
account number ________________, or, if mailed by check, to __________________________.

________________________________________________________________________

Applicable statements should be mailed to ___________________________________

________________________________________________________________________.

This information is provided by ______________________________________________,
the assignee named above, or _______________________________________________,
as its agent.

EXHIBIT B

FORM OF CAP AGREEMENT

**BEAR STEARNS**

**BEAR STEARNS FINANCIAL PRODUCTS INC.**
383 MADISON AVENUE
SUITE 2700
NEW YORK, NEW YORK 10179
212-272-4009

**DATE:** April 4, 2003

**TO:** Deutsche Bank National Trust Company, acting not in its individual capacity, but solely as Trustee on behalf of the Long Beach Mortgage Loan Trust 2003-2
**ATTENTION:** LBO302-Trust Administrator
**TELEPHONE:** 714-247-6320
**FACSIMILE:** 714-247-6471

**FROM:** Derivatives Documentation
**TELEPHONE:** 212-272-2711
**FACSIMILE:** 212-272-9857

**SUBJECT:** Fixed Income Derivatives Confirmation and Agreement

**REFERENCE NUMBER:** FXNEC5154

The purpose of this letter agreement ("Agreement") is to confirm the terms and conditions of the Transaction entered into on the Trade Date specified below (the "Transaction") between Bear Stearns Financial Products Inc. ("BSFP") and Long Beach Mortgage Loan Trust 2003-2 ("Counterparty") pursuant to the Pooling and Servicing Agreement (the "PSA"), dated April 1, 2003, among Deutsche Bank National Trust Company, Long Beach Securities Corp. and Long Beach Mortgage Company. This Agreement, which evidences a complete and binding agreement between you and us to enter into the Transaction on the terms set forth below, constitutes a "Confirmation" as referred to in the "ISDA Form Master Agreement" (as defined below), as well as a "Schedule" as referred to in the ISDA Form Master Agreement.

1. This Agreement is subject to the *2000 ISDA Definitions* (the " Definitions"), as published by the International Swaps and Derivatives Association, Inc. ("ISDA"). You and we have agreed to enter into this Agreement in lieu of negotiating a Schedule to the 1992 ISDA Master Agreement (Multicurrency—Cross Border) form (the "ISDA Form Master Agreement") but, rather, an ISDA Form Master Agreement shall be deemed to have been executed by you and us on the date we entered into the Transaction. In the event of any inconsistency between the provisions of this

Agreement and the Definitions or the ISDA Form Master Agreement, this Agreement shall prevail for purposes of the Transaction.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

| | |
|---|---|
| Type of Transaction: | Rate Cap |
| Notional Amount: | As detailed in the Schedule of Notional Amounts and Cap Rates attached hereto for each Calculation Period. |
| Trade Date: | March 21, 2003 |
| Effective Date: | April 4, 2003 |
| Termination Date: | August 25, 2005, subject to adjustment in accordance with the Modified Following Business Day Convention. |
| **Fixed Amount (Premium):** | |
| Fixed Rate Payer: | Counterparty |
| Fixed Rate Payer Payment Dates: | April 4, 2003 |
| Fixed Amount: | USD 275,000 |
| **Floating Amounts:** | |
| Floating Rate Payer: | BSFP |
| Cap Rate: | For each Calculation Period the Cap Rate set forth for such period in the Schedule of Notional Amounts and Cap Rates, attached hereto. |
| Floating Rate Period End Dates: | The 25th calendar day of each month during the Term of this Transaction, commencing June 25, 2003 and ending on the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention. |
| Floating Rate Payer Payment Dates: | Early Payment shall be applicable. Two Business Days preceding each Floating Rate Payer Period End Date. |
| Floating Rate Option: | USD-LIBOR-BBA, provided, however, that if the Floating Rate Option for any Calculation Period is greater than 9.00000% then the Floating Rate Option for such Calculation Period shall be deemed to be 9.0000% |

| | |
|---|---|
| Designated Maturity: | One month |
| Floating Rate Day Count Fraction: | Actual/360 |
| Reset Dates: | The first day of each Calculation Period |
| Compounding: | Inapplicable |
| Business Days: | New York |
| Business Day Convention: | Modified Following |
| Calculation Agent: | BSFP |

3. Additional Provisions: 1) Each party hereto is hereby advised and acknowledges that the other party has engaged in (or refrained from engaging in) substantial financial transactions and has taken (or refrained from taking) other material actions in reliance upon the entry by the parties into the Transaction being entered into on the terms and conditions set forth herein and in the Confirmation relating to such Transaction, as applicable. This paragraph (1) shall be deemed repeated on the trade date of each Transaction.

4. Provisions Deemed Incorporated in a Schedule to the Master Agreement:

1) The parties agree that subparagraph (ii) of Section 2(c) of the ISDA Form Master Agreement will apply to any Transaction.

2) *Termination Provisions.* For purposes of the Master Agreement:

(a) "Specified Entity" is not applicable to BSFP or Counterparty for any purpose.

(b) "Specified Transaction" is not applicable to BSFP or Counterparty for any purpose, and, accordingly, Section 5(a)(v) shall not apply to BSFP or Counterparty.

(c) The "Cross Default" provisions of Section 5(a)(vi) will not apply to BSFP or to Counterparty.

(d) The "Credit Event Upon Merger" provisions of Section 5(b)(iv) will not apply to BSFP or Counterparty.

(e) The "Automatic Early Termination" provision of Section 6(a) will not apply to BSFP or to Counterparty.

(f) Payments on Early Termination. For the purpose of Section 6(e) of this Agreement:

(i) Market Quotation will apply.

(ii) The Second Method will apply.

(g) "Termination Currency" means United States Dollars.

3) Tax Representations. Not applicable

4) [Reserved]

5) *Documents to be Delivered.* For the purpose of Section 4(a):

(1) Tax forms, documents, or certificates to be delivered are:

| **Party required to deliver document** | **Form/Document/ Certificate** | **Date by which to be delivered** |
|---|---|---|
| BSFP and the Counterparty | Any document required or reasonably requested to allow the other party to make payments under this Agreement without any deduction or withholding for or on the account of any Tax or with such deduction or withholding at a reduced rate | Promptly after the earlier of (i) reasonable demand by either party or (ii) learning that such form or document is required |

(2) Other documents to be delivered are:

| **Party required to deliver document** | **Form/Document/ Certificate** | **Date by which to be delivered** | **Covered by Section 3(d) Representation** |
|---|---|---|---|
| BSFP and the Counterparty | Any documents required by the receiving party to evidence the authority of the delivering party or its Credit Support Provider, if any, for it to execute and deliver this Agreement, any Confirmation , and any | Upon the execution and delivery of this Agreement and such Confirmation | Yes |

| Party required to deliver document | Form/Document/ Certificate | Date by which to be delivered | Covered by Section 3(d) Representation |
|---|---|---|---|
| | Credit Support Documents to which it is a party, and to evidence the authority of the delivering party or its Credit Support Provider to perform its obligations under this Agreement, such Confirmation and/or Credit Support Document, as the case may be | | |
| BSFP and the Counterparty | A certificate of an authorized officer of the party, as to the incumbency and authority of the respective officers of the party signing this Agreement, any relevant Credit Support Document, or any Confirmation, as the case may be | Upon the execution and delivery of this Agreement and such Confirmation | Yes |

6) *Miscellaneous.* Miscellaneous

(a) Address for Notices: For the purposes of Section 12(a) of this Agreement:

Address for notices or communications to BSFP:

Address: 383 Madison Avenue, New York, New York 10179
Attention: DPC Manager – Suite 2700
Facsimile: (212) 272-5823

with a copy to:

Address: One Metrotech Center North, Brooklyn, New York 11201
Attention: Derivative Operations - 7th Floor
Facsimile: (212) 272-1634

(For all purposes)

Address for notices or communications to the Counterparty:

| | |
|---|---|
| Address: | 1761 East St. Andrew Place<br>Santa Ana, California 92705-4934 |
| Attention: | LB0302-Trust Administration |
| Facsimile: | 714-247-6471 |
| Phone: | 714-247-6320 |

(For all purposes)

(b) Process Agent. For the purpose of Section 13(c):

BSFP appoints as its
Process Agent: Not Applicable

The Counterparty appoints as its
Process Agent: Not Applicable

(c) Offices. The provisions of Section 10(a) will not apply to this Agreement; neither BSFP nor the Counterparty have any Offices other than as set forth in the Notices Section and BSFP agrees that, for purposes of Section 6(b) of this Agreement, it shall not in future have any Office other than one in the United States.

(d) Multibranch Party. For the purpose of Section 10(c) of this Agreement:

BSFP is not a Multibranch Party.

The Counterparty is not a Multibranch Party.

(e) Calculation Agent. The Calculation Agent is BSFP.

(f) Credit Support Document. Not applicable for either BSFP or the Counterparty.

(g) Credit Support Provider.

BSFP: Not Applicable

The Counterparty: Not Applicable

(h) Governing Law. The parties to this Agreement hereby agree that the law of the State of New York shall govern their rights and duties in whole without regard to the conflict of law provisions thereof other than New York General Obligations Law Section 5-1401.

(i) Severability. If any term, provision, covenant, or condition of this Agreement, or the application thereof to any party or circumstance, shall be held to be invalid or unenforceable (in whole or in part) for any reason, the remaining terms, provisions, covenants, and conditions hereof shall continue in full force and effect as if this Agreement had been executed with the invalid or unenforceable portion eliminated, so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter of this Agreement and the deletion of such portion of this Agreement will not substantially impair the respective benefits or expectations of the parties.

The parties shall endeavor to engage in good faith negotiations to replace any invalid or unenforceable term, provision, covenant or condition with a valid or enforceable term, provision, covenant or condition, the economic effect of which comes as close as possible to that of the invalid or unenforceable term, provision, covenant or condition.

(j) Consent to Recording.Each party hereto consents to the monitoring or recording, at any time and from time to time, by the other party of any and all communications between officers or employees of the parties, waives any further notice of such monitoring or recording, and agrees to notify its officers and employees of such monitoring or recording.

(k) Waiver of Jury Trial. Each party waives any right it may have to a trial by jury in respect of any Proceedings relating to this Agreement or any Credit Support Document.

7) "Affiliate" will have the meaning specified in Section 14 of the ISDA Form Master Agreement, provided that BSFP shall not be deemed to have any Affiliates for purposes of this Agreement, including for purposes of Section 6(b)(ii).

8) Section 3 of the ISDA Form Master Agreement is hereby amended by adding at the end thereof the following subsection (g):

"(g) Relationship Between Parties.

Each party represents to the other party on each date when it enters into a Transaction that:--

(1) Nonreliance. It is not relying on any statement or representation of the other party regarding the Transaction (whether written or oral), other than the representations expressly made in this Agreement or the Confirmation in respect of that Transaction.

(2) Evaluation and Understanding.

(i) It has the capacity to evaluate (internally or through independent professional advice) the Transaction and has made its own decision to enter into the Transaction; and

(ii) It understands the terms, conditions and risks of the Transaction and is willing and able to accept those terms and conditions and to assume those risks, financially and otherwise.

(3) Purpose. It is entering into the Transaction for the purposes of managing its borrowings or investments, hedging its underlying assets or liabilities or in connection with a line of business.

Principal. It is entering into the Transaction as principal, and not as agent or in any other capacity, fiduciary or otherwise. .

9) *Additional Provisions.* Notwithstanding the terms of Sections 5 and 6 of the ISDA form Master Agreement, if Counterparty has satisfied its payment obligations under Section 2(a)(i) of the ISDA form Master Agreement, then unless BSFP is required pursuant to appropriate proceedings to return to Counterparty or otherwise returns to Counterparty upon demand of Counterparty any portion of such payment, (a) the occurrence of an event described in Section 5(a) of the ISDA form Master Agreement with respect to Counterparty shall not constitute an Event of Default or Potential Event of Default with respect to Counterparty as the Defaulting Party and (b) BSFP shall be entitled to designate an Early Termination Event pursuant to Section 6 of the Agreement only as a result of a Termination Event set forth in either Section 5(b)(i) or Section 5(b)(ii) of the ISDA form Master Agreement with respect to BSFP as the Affected Party or Section 5(b)(iii) of the ISDA form Master Agreement with respect to BSFP as the Burdened Party. For purposes of the Transaction to which this Agreement relates, Counterparty's only obligation under Section 2(a)(i) of the ISDA form Master Agreement is to pay the Fixed Amount on the Fixed Rate Payer Payment Date. In addition, the grace period set forth in Section 5 (a) (i) of the Master Agreement shall be two Business Days rather than three Business Days.

10) *Trustee Capacity.* It is expressly understood and agreed by the parties hereto that insofar as this Agreement is executed and delivered by the Trustee (i) this Agreement is executed and delivered by Deutsche Bank National Trust Company, not in its individual capacity but solely as Trustee under the PSA in the exercise of the powers and authority conferred and vested in it thereunder and (ii) under no circumstances shall Deutsche Bank National Trust Company in its individual capacity be personally liable for the payment of any indebtedness or expenses or be personally liable for the breach or failure of any obligation, representation, warranty or covenant made or undertaken under this Agreement.

11) *Transfer, Amendment and Assignment.* No transfer, amendment, waiver, supplement, assignment or other modification of this Transaction shall be permitted by either party unless each of Moody's Investors Service, Inc. ("Moody's"), Fitch Ratings ("Fitch") and Standard & Poors Ratings Service, a division of The McGraw-Hill Companies, Inc. ("S&P"), has been provided notice of the same and confirms in writing (including by facsimile transmission) within five Business Days after such notice is given that it will not downgrade, qualify, withdraw or otherwise modify its then-current rating of (1) the Long Beach Mortgage Loan Trust 2003-2 Asset-Backed Certificates, Series 2003-2 (the "Certificates") and (2) certain net interest margin securities (the "Securities"), if issued, that may be issued by a separate trust pursuant to an Indenture (the "Indenture") and secured by the Certificates.

12) *Proceedings.* BSFP shall not institute against or cause any other person to institute against, or join any other person in instituting against, Long Beach Mortgage Loan Trust 2003-2, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy, dissolution or similar law, for a period of one year and one day following indefeasible payment in full of the Certificates or Securities (if any).

13) *Set-off.* The provisions for Set-off set forth in Section 6(e) of the Agreement shall not apply for purposes of this Transaction.

14) *Additional Termination Events.* Additional Termination Events will apply. If a Rating Agency Downgrade has occurred and BSFP has not, within 30 days, complied with Section 17 below, then an Additional Termination Event shall have occurred with respect to BSFP and BSFP shall be the sole Affected Party with respect to such an Additional Termination Event.

17) *Rating Agency Downgrade.* In the event that BSFP's long-term unsecured and unsubordinated debt rating is withdrawn or reduced below "AA-" by S&P or its long-term unsecured and unsubordinated debt rating is withdrawn or reduced below "Aa3" by Moody's (and together with S&P, the "Swap Rating Agencies", and such rating thresholds, "Approved Rating Thresholds"), then within 30 days after such rating withdrawal or downgrade (unless, within 30 days after such withdrawal or downgrade, each such Swap Rating Agency has reconfirmed the rating of the Certificates or Securities (if any), as applicable, which was in effect immediately prior to such withdrawal or downgrade), BSFP shall either (i) seek another entity to replace BSFP as party to this Agreement that meets or exceeds the Approved Rating Thresholds and that is approved by the Trustee (which approval shall not be unreasonably withheld) on terms substantially similar to this Agreement, (ii) obtain a guaranty of, or a contingent agreement of another person with the Approved Rating Thresholds, to honor, BSFP's obligations under this Agreement; provided that such other person is approved by the Trustee, such approval not to be unreasonably withheld, (iii) post collateral which will be sufficient to restore the immediately prior ratings of the Certificates or Securities (if any) or (iv) establish any other arrangement satisfactory to the applicable Swap Rating Agency which will be sufficient to restore the immediately prior ratings of the Certificates or Securities (if any).

18) The ISDA Form Master Agreement is hereby amended as follows

(a) The word "third" shall be replaced by the word "second" in the third line of Section 5(a)(i) of the ISDA Form Master Agreement;

**NEITHER THE BEAR STEARNS COMPANIES INC. NOR ANY SUBSIDIARY OR AFFILIATE OF THE BEAR STEARNS COMPANIES INC. OTHER THAN BSFP IS AN OBLIGOR OR A CREDIT SUPPORT PROVIDER ON THIS AGREEMENT.**

5. Account Details and Settlement Information:

**Payments to BSFP:**
Citibank, N.A., New York
ABA Number: 021-0000-89, for the account of
Bear, Stearns Securities Corp.
Account Number: 0925-3186, for further credit to
Bear Stearns Financial Products Inc.
Sub-account Number: 102-04654-1-3
Attention: Derivatives Department

**Payments to Counterparty:**
Deutsche Bank/Bankers Trust Company
ABA# 021001033

LA Asset Backed Account
Acct# 01419663
Ref: Long Beach 2003-2, cap payment

This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

Counterparty hereby agrees to check this Confirmation and to confirm that the foregoing correctly sets forth the terms of the Transaction by signing in the space provided below and returning to BSFP a facsimile of the fully-executed Confirmation to **212-272-9857**. For inquiries regarding U.S. Transactions, please contact **Susan Donlon** by telephone at **212-272-2364**. For all other inquiries please contact **Orlaith O'Dea** by telephone at **353-1-402-6220**. Originals will be provided for your execution upon your request.

We are very pleased to have executed this Transaction with you and we look forward to completing other transactions with you in the near future.

Very truly yours,

**BEAR STEARNS FINANCIAL PRODUCTS INC.**

By: ______________________________
Name:
Title:

Counterparty, acting through its duly authorized signatory, hereby agrees to, accepts and confirms the terms of the foregoing as of the Trade Date.

**LONG BEACH MORTGAGE LOAN TRUST 2003-2**
**BY:** Deutsche Bank National Trust Company, acting not in its individual capacity, but solely as Trustee

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

**SCHEDULE OF NOTIONAL AMOUNTS AND CAP RATES**
(all such dates subject to adjustment in accordance with the Modified Following Business Day Convention)

| From and including | (i) o but excluding | Notional Amount (USD) | Cap Rate (%) |
|---|---|---|---|
| 04/04/03 | 05/25/03 | 0.00 | 0.00000 |
| 05/25/03 | 06/25/03 | 819,968,508.74 | 6.82434 |
| 06/25/03 | 07/25/03 | 800,357,615.42 | 7.03366 |
| 07/25/03 | 08/25/03 | 780,983,882.77 | 6.79054 |
| 08/25/03 | 09/25/03 | 761,838,747.05 | 6.77685 |
| 09/25/03 | 10/25/03 | 742,915,185.62 | 6.98285 |
| 10/25/03 | 11/25/03 | 724,206,764.59 | 6.81699 |
| 11/25/03 | 12/25/03 | 705,709,509.61 | 7.02567 |
| 12/25/03 | 01/25/04 | 687,420,160.31 | 6.77990 |
| 01/25/04 | 02/25/04 | 669,336,803.90 | 6.76195 |
| 02/25/04 | 03/25/04 | 651,521,970.79 | 7.21312 |
| 03/25/04 | 04/25/04 | 634,163,784.59 | 6.72673 |
| 04/25/04 | 05/25/04 | 617,250,146.96 | 7.00030 |
| 05/25/04 | 06/25/04 | 600,769,733.93 | 6.75471 |
| 06/25/04 | 07/25/04 | 584,711,462.44 | 6.95831 |
| 07/25/04 | 08/25/04 | 569,064,511.08 | 6.71428 |
| 08/25/04 | 09/25/04 | 553,818,445.61 | 6.69765 |
| 09/25/04 | 10/25/04 | 538,963,200.80 | 6.89760 |
| 10/25/04 | 11/25/04 | 524,488,517.61 | 6.78744 |
| 11/25/04 | 12/25/04 | 510,384,680.51 | 6.99340 |
| 12/25/04 | 01/25/05 | 496,642,219.60 | 6.74709 |
| 01/25/05 | 02/25/05 | 483,251,874.38 | 6.90553 |
| 02/25/05 | 03/25/05 | 470,215,028.61 | 8.23042 |
| 03/25/05 | 04/25/05 | 457,548,928.56 | 7.41101 |
| 04/25/05 | 05/25/05 | 445,206,331.88 | 7.72095 |
| 05/25/05 | 06/25/05 | 433,179,031.93 | 7.45053 |
| 06/25/05 | 07/25/05 | 421,458,969.52 | 7.67567 |
| 07/25/05 | 08/25/05 | 410,038,296.98 | 8.44507 |

EXHIBIT C

FORM OF MORTGAGE LOAN PURCHASE AGREEMENT

# MORTGAGE LOAN PURCHASE AGREEMENT

This is a Mortgage Loan Purchase Agreement (the "Agreement"), dated April 2, 2003, between Long Beach Securities Corp., a Delaware corporation (the "Purchaser") and Long Beach Mortgage Company, a Delaware corporation (the "Seller").

Preliminary Statement

The Seller intends to sell certain mortgage loans to the Purchaser on the terms and subject to the conditions set forth in this Agreement. The Purchaser intends to deposit the mortgage loans into a mortgage pool constituting the trust fund. The trust fund will issue fixed rate and adjustable rate asset backed certificates designated as Long Beach Mortgage Loan Trust 2003-2 Asset-Backed Certificates, Series 2003-2 (the "Certificates"). The Certificates will consist of fourteen classes of certificates. The Certificates will be issued pursuant to a Pooling and Servicing Agreement, dated as of April 1, 2003 (the "Pooling and Servicing Agreement"), among the Purchaser, as depositor, Deutsche Bank National Trust Company, as trustee (the "Trustee") and the Seller, as master servicer (in such capacity, the "Master Servicer"). Capitalized terms used but not defined herein shall have the meanings set forth in the Pooling and Servicing Agreement.

The parties hereto agree as follows:

SECTION 2. Agreement to Purchase.

The Seller agrees to sell, and the Purchaser agrees to purchase, on or before April 4, 2003 (the "Closing Date"), those certain fixed-rate and adjustable-rate conventional residential mortgage loans (the "Mortgage Loans").

SECTION 3. Mortgage Loan Schedule.

The Purchaser and the Seller have agreed upon which of the mortgage loans owned by the Seller are to be purchased by the Purchaser pursuant to this Agreement on the Closing Date and the Seller shall prepare or cause to be prepared on or prior to the Closing Date a final schedule (the "Closing Schedule") that shall describe such Mortgage Loans and set forth all of the Mortgage Loans to be purchased under this Agreement. The Closing Schedule shall conform to the requirements set forth in this Agreement and to the definition of "Mortgage Loan Schedule" under the Pooling and Servicing Agreement. The Closing Schedule shall be the Mortgage Loan Schedule under the Pooling and Servicing Agreement.

SECTION 4. Consideration.

In consideration for the Mortgage Loans to be purchased hereunder, the Purchaser shall on the Closing Date, as described in Section 8 hereof, (i) pay to or upon the order of the Seller in immediately available funds an amount (the "Purchase Price") equal to the net cash sale proceeds of the Class A Certificates, the Mezzanine Certificates and the Class S Certificates and (ii) deliver to Long Beach Asset Holdings Corp., upon the order of the Seller, the Class C Certificates, the Class P Certificates, the Class R Certificates, the Class R-CX Certificates and the Class R-PX Certificates (the "Long Beach Certificates").

The Purchaser or any assignee, transferee or designee of the Purchaser shall be entitled to (i) all scheduled payments of principal due after April 1, 2003 (the "Cut-off Date"), (ii) all unscheduled collections in respect of the Mortgage Loans received after March 1, 2003 (other than the portion of such collections due on or prior to the Cut-off Date), (iii) all other payments of principal due and collected after the Cut-off Date, and (iv) all payments of interest on the Mortgage Loans due after the Cut-off Date. All scheduled payments of principal and interest due on or before the Cut-off Date and collected after the Cut-off Date shall belong to the Seller.

Pursuant to the Pooling and Servicing Agreement, the Purchaser will transfer, assign, set over and otherwise convey to the Trustee without recourse for the benefit of the Certificateholders, all the right, title and interest of the Purchaser in and to the Mortgage Loans, together with its rights under this Agreement (other than Section 17 hereof).

SECTION 5. Transfer of the Mortgage Loans.

(a) Possession of Mortgage Files. The Seller does hereby sell, transfer, assign, set over and convey to the Purchaser, without recourse, but subject to the terms of this Agreement, all of its right, title and interest in, to and under the Mortgage Loans. The contents of each Mortgage File related to a Mortgage Loan not delivered to the Purchaser or to any assignee, transferee or designee of the Purchaser on or prior to the Closing Date are and shall be held in trust by the Seller for the benefit of the Purchaser or any assignee, transferee or designee of the Purchaser and promptly transferred to the Trustee. Upon the sale of the Mortgage Loans, the ownership of each related Mortgage Note, the related Mortgage and the other contents of the related Mortgage File shall be vested in the Purchaser and the ownership of all records and documents with respect to the related Mortgage Loan prepared by or that come into the possession of the Seller on or after the Closing Date shall immediately vest in the Purchaser and shall be delivered promptly to the Purchaser or as otherwise directed by the Purchaser.

(b) Delivery of Mortgage Loan Documents. The Seller will, on or prior to the Closing Date deliver or cause to be delivered to the Purchaser, the Trustee or their designee each of the following documents for each Mortgage Loan:

(i) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Deutsche Bank National Trust Company, as Trustee, under the applicable agreement, without recourse," with all prior and intervening endorsements, showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or (in the case of not more than 1.00% of the Mortgage Loans, by aggregate principal balance as of the Cut-off Date) a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(ii) the original Mortgage with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(iii) an original Assignment in blank;

(iv) the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank;

(v) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(vi) the original lender's title insurance policy, (or, in the case of any Washington Mutual Mortgage Loan, a copy thereof) together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first lien or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such title policy is unavailable, a written commitment or uniform binder or preliminary report of the title issued by the title insurance or escrow company.

The Seller shall promptly (and in no event later than thirty (30) Business Days, subject to extension upon a mutual agreement between the Seller and the Purchaser) following the later of the Closing Date and the date of receipt by the Seller of the recording information for a Mortgage, submit or cause to be submitted for recording, at no expense to the Purchaser, in the appropriate public office for real property records, each Assignment referred to in (iii) and (iv) above and shall execute each original Assignment referred to in clause (iii) above in the following form: "Deutsche Bank National Trust Company, as the Trustee under the applicable agreement, without recourse." In the event that any such Assignment is lost or returned unrecorded because of a defect therein, the Seller shall promptly prepare or cause to be prepared a substitute Assignment or cure or cause to be cured such defect, as the case may be, and thereafter cause each such Assignment to be duly recorded. Notwithstanding the foregoing, the Assignments referred to in (iii) and (iv) above shall not be required to be completed and submitted for recording with respect to any Mortgage Loan if each Rating Agency shall have determined that no recordation is required for such Rating Agency to assign the initial ratings to the Class A Certificates, the Class S Certificates, the Mezzanine Certificates and the Other NIM Notes and initial shadow rating to the Insured NIM Notes, without giving effect to any insurance policy issued by the NIMS Insurer; provided, however, that each Assignment referred to in (iii) and (iv) above shall be submitted for recording by the Seller, in the manner described above, at no expense to the Trust Fund or the Trustee, upon the earliest to occur of: (i) reasonable direction by Holders of Certificates entitled to at least 25% of the Voting Rights, (ii) the occurrence of a Master Servicer Event of Default, (iii) the occurrence of a bankruptcy, insolvency or foreclosure relating to the Seller, (iv) the occurrence of a servicing transfer as described in Section 7.02 of the Pooling and Servicing Agreement and (v) if the Seller is not the Master Servicer and with respect to any one Assignment, the occurrence of a bankruptcy, insolvency or foreclosure relating to the Mortgagor under the related Mortgage.

If any document referred to in Section 4(b)(ii), Section 4(b)(iii), Section 4(b)(iv), or Section 4(b)(v) above (collectively, the "Recording Documents") has as of the Closing Date been submitted for recording but either (x) has not been returned from the applicable public recording office or (y) has been lost or such public recording office has retained the original of such document, the obligations of the Seller to deliver such Recording Documents shall be deemed to be satisfied upon (1) delivery to the Purchaser, the Trustee or their designee of a copy of each such Recording Document certified by the Seller in the case of (x) above or the applicable public recording office in the case of (y) above to be a true and complete copy of the original that was submitted for recording and (2) if such copy is certified by the Seller, delivery to the Purchaser, the Trustee or their designee upon receipt thereof, and in any event no later than one year after the Closing Date (except as provided below), of either the original or a copy of such document certified by the applicable public recording office to be a true and complete copy of the original. In instances where, due to a delay on the part of the applicable recording office where any such Recording Documents have been delivered for recordation, the Recording Documents cannot be delivered to the Purchaser, the Trustee or their designee within one year after the Closing Date, the Seller shall deliver to the Purchaser, the Trustee or their designee within such time period an Officer's Certificate stating the date by which the Seller expects to receive such Recording Documents from the applicable recording office. If the Recording Documents have still not been received by the Seller and delivered to the Purchaser, the Trustee or their designee by such date, the Seller shall deliver to the Purchaser, the Trustee or their designee by such date an additional Officer's Certificate stating a revised date by which Seller expects to receive the applicable Recording Documents. This procedure shall be repeated until the Recording Documents have been received by the Seller and delivered to the Purchaser, the Trustee or their designee. If the original or copy of the lender's title insurance policy was not delivered pursuant to Section 4(b)(vi) above, the Seller shall deliver or cause to be delivered to the Purchaser, the Trustee or their designee promptly after receipt thereof, and in any event within 120 days after the Closing Date such title insurance policy. The Seller shall deliver or cause to be delivered to the Purchaser, the Trustee or their designee promptly upon receipt thereof any other original documents constituting a part of a Mortgage File received with respect to any Mortgage Loan, including, but not limited to, any original documents evidencing an assumption or modification of any Mortgage Loan.

Each original document relating to a Mortgage Loan which is not delivered to the Purchaser, the Trustee or their designee, if held by the Seller, shall be so held for the benefit of the Purchaser or its assignee, transferee or designee. In the event that any such original document is required pursuant to the terms of this Section to be a part of a Mortgage File, such document shall be delivered promptly to the Purchaser, the Trustee or their designee. Any such original document that is not required pursuant to the terms of this Section to be a part of a Mortgage File shall be held by the Seller in its capacity as Master Servicer.

(c) Acceptance of Mortgage Loans. The documents delivered pursuant to Section 4(b) hereof shall be reviewed by the Purchaser or any assignee, transferee or designee of the Purchaser at any time before, on and after the Closing Date (and with respect to each document permitted to be delivered after the Closing Date within seven days of its delivery) to ascertain that all required documents have been executed and received and that such documents relate to the Mortgage Loans identified on the Mortgage Loan Schedule.

(d) Transfer of Interest in Agreements. The Purchaser has the right to assign its interest under this Agreement (other than Section 17 hereof), in whole or in part, to the Trustee, as may be required to effect the purposes of the Pooling and Servicing Agreement, without the consent of the Seller, and the Trustee shall succeed to the rights and obligations hereunder of the Purchaser. Any expense reasonably incurred by or on behalf of the Purchaser, the Trustee, or the NIMS Insurer, if any, in connection with enforcing any obligations of the Seller under this Agreement will be promptly reimbursed by the Seller.

(e) Examination of Mortgage Files. Prior to the Closing Date the Seller shall either (i) deliver in escrow to the Purchaser or to any assignee, transferee or designee of the Purchaser, for examination, the Mortgage File pertaining to each Mortgage Loan, or (ii) make such Mortgage Files available to the Purchaser or to any assignee, transferee or designee of the Purchaser for examination. Such examination may be made by the Purchaser or the Trustee, and their respective designees, upon reasonable notice to the Seller during normal business hours at any time before or after the Closing Date. If any such person makes such examination prior to the Closing Date or and identifies any Mortgage Loans with respect to which the Seller's representations and warranties contained in this Agreement are not correct, such Mortgage Loans shall be deleted from the Mortgage Loan Schedule. The Purchaser may, at its option and without notice to the Seller, purchase all or part of the Mortgage Loans without conducting any partial or complete examination. The fact that the Purchaser or any person has conducted or has failed to conduct any partial or complete examination of the related Mortgage Files shall not affect the rights of the Purchaser or any assignee, transferee or designee of the Purchaser to demand repurchase or other relief as provided herein or under the Pooling and Servicing Agreement.

SECTION 6. Representations, Warranties and Covenants of the Seller.

The Seller hereby represents and warrants and covenants to the Purchaser, as of the date hereof and as of the Closing Date:

(i) The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized and qualified to transact any and all business contemplated by this Agreement to be conducted by the Seller in any state in which a Mortgaged Property is located or is otherwise not required under applicable law to effect such qualification and, in any event, is in compliance with the doing business laws of any such state, to the extent necessary to ensure its ability to enforce each Mortgage Loan and to service the Mortgage Loans in accordance with the terms of the Pooling and Servicing Agreement;

(ii) The Seller had the full corporate power and authority to originate, hold and sell each Mortgage Loan and has the full corporate power and authority to service each Mortgage Loan, and to execute, deliver and perform, and to enter into and consummate the transactions contemplated by this Agreement and has duly authorized by all necessary corporate action on the part of the Seller the execution, delivery and performance of this Agreement; and this Agreement, assuming the due authorization, execution and delivery thereof by the Purchaser, constitutes a legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by (a) bankruptcy, insolvency, moratorium, receivership, conservatorship, arrangement, moratorium and other similar laws relating to creditors' rights generally and (b) the general principles of equity, whether such enforcement is sought in equity or at law;

(iii) The execution and delivery of this Agreement by the Seller, the servicing of the Mortgage Loans by the Seller under the Pooling and Servicing Agreement, the consummation of any other of the transactions herein contemplated, and the fulfillment of or compliance with the terms hereof are in the ordinary course of business of the Seller and does not (A) result in a breach of any term or provision of the charter or by-laws of the Seller, (B) conflict with, result in a breach, violation or acceleration of, or result in a default under, the terms of any other material agreement, instrument or indenture to which the Seller is a party or by which it may be bound, or any statute, order or regulation applicable to the Seller of any court, regulatory body, administrative agency or governmental body having jurisdiction over the Seller or any of its property or (C) result in the creation or imposition of any lien, charge or encumbrance which would have a material adverse effect upon the Mortgage Loans or any documents or instruments evidencing or securing the Mortgage Loans; and the Seller is not a party to, bound by, or in breach or violation of any indenture or other agreement or instrument, or subject to or in violation of any statute, order or regulation of any court, regulatory body, administrative agency or governmental body having jurisdiction over it, which materially and adversely affects or, to the Seller's knowledge, would in the future result in the creation or imposition of any lien, charge or encumbrance which would have a material adverse effect upon the Mortgage Loans or any documents or instruments evidencing or securing the Mortgage Loans or materially and adversely affect (x) the ability of the Seller to perform its obligations under this Agreement or the Pooling and Servicing Agreement or (y) the business, operations, financial condition, properties or assets of the Seller taken as a whole;

(iv) No consent, approval, authorization, or order of, any court or governmental agency or body is required for the execution, delivery and performance by the Seller of, or compliance by the Seller with, this Agreement or the consummation of the transactions contemplated hereby, or if any such consent, approval, authorization or order is required, the Seller has obtained the same;

(v) The Seller is an approved seller/servicer for Fannie Mae or Freddie Mac in good standing and is a HUD approved mortgagee pursuant to Section 203 and Section 211 of the National Housing Act;

(vi) No litigation or proceeding is pending or, to the best knowledge of the Seller, threatened, against the Seller that would materially and adversely affect the execution, delivery or enforceability of this Agreement or the Pooling and Servicing Agreement or the issuance of the Certificates or the ability of the Seller to service the Mortgage Loans or to perform any of its other obligations hereunder in accordance with the terms hereof and the terms of the Pooling and Servicing Agreement or, that would result in a material adverse change in the financial or operating conditions of the Seller;

(vii) No certificate of an officer, statement or other information furnished in writing or report delivered by the Seller to the Purchaser, any Affiliate of the Purchaser or the Trustee for use in connection with the purchase of the Mortgage Loans and the transactions contemplated hereunder and under the Pooling and Servicing Agreement contains any untrue statement of a material fact, or omits a material fact necessary to make the information, certificate, statement or report not misleading in any material respect;

(viii) The Seller has not dealt with any broker, investment banker, agent or other person, except for the Purchaser or any of its affiliates, that may be entitled to any commission or compensation in connection with the sale of the Mortgage Loans;

(ix) Each Mortgage Note, each Mortgage, each Assignment and any other document required to be delivered by or on behalf of the Seller under this Agreement or the Pooling and Servicing Agreement to the Purchaser or any assignee, transferee or designee of the Purchaser for each Mortgage Loan has been or will be, in accordance with Section 4(b) hereof, delivered to the Purchaser or any such assignee, transferee or designee. With respect to each Mortgage Loan, the Seller is in possession of a complete Mortgage File in compliance with the Pooling and Servicing Agreement, except for such documents that have been delivered (1) to the Purchaser or any assignee, transferee or designee of the Purchaser or (2) for recording to the appropriate public recording office and have not yet been returned;

(x) The Seller (A) is a solvent entity and is paying its debts as they become due, (B) immediately after giving effect to the transfer of the Mortgage Loans, will be a solvent entity and will have sufficient resources to pay its debts as they become due and (C) did not sell the Mortgage Loans to the Purchaser with the intent to hinder, delay or defraud any of its creditors; and

(xi) The transfer of the Mortgage Loans to the Purchaser at the Closing Date will be treated by the Seller for financial accounting and reporting purposes as a sale of assets.

SECTION 7. Representations and Warranties of the Seller Relating to the Individual Mortgage Loans.

The Seller hereby represents and warrants to the Purchaser, that as of the Closing Date with respect to each Mortgage Loan:

(i) The information set forth on the Mortgage Loan Schedule with respect to each Mortgage Loan is complete, true and correct in all material respects as of the Cut-off Date, unless another date is set forth on the Mortgage Loan Schedule;

(ii) [reserved];

(iii) Each Mortgage is a valid and enforceable first lien or second lien on the Mortgaged Property, including all improvements thereon, subject only to (a) the lien of non-delinquent current real property taxes and assessments, (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record as of the date of recording of such Mortgage, such exceptions appearing of record being acceptable to mortgage lending institutions generally or specifically reflected in the appraisal made in connection with the origination of the related Mortgage Loan and which do not materially interfere with the benefits of the security intended to be provided by such Mortgage, (c) other matters to which like properties are commonly subject which do not materially interfere with the benefits of the security intended to be provided by such Mortgage and (d) in the case of a second lien, only to a first lien on such Mortgaged Property;

(iv) Immediately prior to the assignment of the Mortgage Loans to the Purchaser, the Seller had good title to, and was the sole legal and beneficial owner of, each Mortgage Loan, free and clear of any pledge, lien, encumbrance or security interest and has full right and authority, subject to no interest or participation of, or agreement with, any other party to sell and assign the same. The form of endorsement of each Mortgage Note satisfied the requirement, if any, of endorsement in order to transfer all right, title and interest of the party so endorsing, as noteholder or assignee thereof, in and to that Mortgage Note; and each Assignment to be delivered hereunder is in recordable form and is sufficient to effect the assignment of and to transfer to the assignee thereunder the benefits of the assignor, as mortgagee or assignee thereof, under each Mortgage to which that Assignment relates;

(v) To the best of the Seller's knowledge, there is no delinquent tax or assessment lien against any Mortgaged Property;

(vi) There is no valid offset, defense or counterclaim to any Mortgage Note (including any obligation of the Mortgagor to pay the unpaid principal of or interest on such Mortgage Note) or the Mortgage, including but not limited to claims, offsets, rights of set-off or defenses of the type asserted in Thomison v. Long Beach Mortgage Company (176 F.Supp.2d 714), nor will the operation of any of the terms of the Mortgage Note and the Mortgage, or the exercise of any right thereunder, render the Mortgage Note or the Mortgage unenforceable, in whole or in part, or subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto;

(vii) To the best of the Seller's knowledge, there are no mechanics' liens or claims for work, labor or material affecting any Mortgaged Property which are or may be a lien prior to, or equal with, the lien of the related Mortgage, except those which are insured against by the title insurance policy referred to in (xi) below;

(viii) To the best of the Seller's knowledge, each Mortgaged Property is free of material damage and is at least in average repair;

(ix) Each Mortgage Loan at origination complied in all material respects with applicable local, state and federal laws, including, without limitation, predatory and abusive lending, usury, equal credit opportunity, real estate settlement procedures, truth-in-lending and disclosure laws, and consummation of the transactions contemplated hereby, including without limitation the receipt of interest does not involve the violation of any such laws;

(x) Neither the Seller nor any prior holder of any Mortgage has modified the Mortgage in any material respect, satisfied, canceled or subordinated such Mortgage in whole or in part; released the related Mortgaged Property in whole or in part from the lien of such Mortgage; or executed any instrument of release, cancellation, modification or satisfaction with respect thereto (except that a Mortgage Loan may have been modified by a written instrument signed by the Seller or a prior holder of the Mortgage Loan which has been recorded, if necessary, to protect the interests of the Seller and the Purchaser and which has been delivered to the Purchaser or any assignee, transferee or designee of the Purchaser as part of the Mortgage File, and the terms of which are reflected in the Mortgage Loan Schedule);

(xi) A lender's policy of title insurance together with a condominium endorsement and extended coverage endorsement, if applicable, and, with respect to each Adjustable Rate Mortgage Loan, an adjustable rate mortgage endorsement in an amount at least equal to the balance of the Mortgage Loan as of the Cut-off Date or a commitment (binder) to issue the same was effective on the date of the origination of each Mortgage Loan, each such policy is valid and remains in full force and effect, the transfer of the related Mortgage Loan to the Purchaser and the Trustee does not affect the validity or enforceability of such policy and each such policy was issued by a title insurer qualified to do business in the jurisdiction where the Mortgaged Property is located and acceptable to Fannie Mae or Freddie Mac and in a form acceptable to Fannie Mae or Freddie Mac on the date of origination of such Mortgage Loan, which policy insures the Seller and successor owners of indebtedness secured by the insured Mortgage, as to the first or second, as the case may be, priority lien of the Mortgage; to the best of the Seller's knowledge, no claims have been made under such mortgage title insurance policy and no prior holder of the related Mortgage, including the Seller, has done, by act or omission, anything which would impair the coverage of such mortgage title insurance policy;

(xii) Each Mortgage Loan was originated by, or generated on behalf of, the Seller, or originated by a savings and loan association, savings bank, commercial bank, credit union, insurance company or similar institution which is supervised and examined by a federal or state authority, or by a mortgagee approved by the Secretary of Housing and Urban Development pursuant to Sections 203 and 211 of the National Housing Act;

(xiii) With respect to each Adjustable Rate Mortgage Loan, on each Adjustment Date, the Mortgage Rate will be adjusted to equal the Index plus the Gross Margin, rounded to the nearest 0.125%, subject to the Periodic Rate Cap, the Maximum Mortgage Rate and the Minimum Mortgage Rate. The related Mortgage Note is payable on the first day of each month in self-amortizing monthly installments of principal and interest, with interest payable in arrears, and requires a Monthly Payment which is sufficient to fully amortize the outstanding principal balance of the Mortgage Loan over its remaining term and to pay interest at the applicable Mortgage Rate. No Mortgage Loan is subject to negative amortization. All rate adjustments have been performed in accordance with the terms of the related Mortgage Note or subsequent modifications, if any;

(xiv) To the best of the Seller's knowledge, all of the improvements which were included for the purpose of determining the Value of the Mortgaged Property lie wholly within the boundaries and building restriction lines of such property, and no improvements on adjoining properties encroach upon the Mortgaged Property;

(xv) All inspections, licenses and certificates required to be made or issued with respect to all occupied portions of the Mortgaged Property and, with respect to the use and occupancy of the same, including but not limited to certificates of occupancy, have been made or obtained from the appropriate authorities and to the best of the Seller's knowledge, the Mortgaged Property is lawfully occupied under applicable law;

(xvi) All parties which have had any interest in the Mortgage, whether as mortgagee, assignee, pledgee or otherwise, are (or, during the period in which they held and disposed of such interest, were) in compliance with any and all applicable licensing requirements of the laws of the state wherein the Mortgaged Property is located;

(xvii) The Mortgage Note and the related Mortgage are genuine, and each is the legal, valid and binding obligation of the Mortgagor enforceable against the Mortgagor by the mortgagee or its representative in accordance with its terms, except only as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by law. To the best of the Seller's knowledge, all parties to the Mortgage Note and the Mortgage had full legal capacity to execute all Mortgage Loan documents and to convey the estate purported to be conveyed by the Mortgage and each Mortgage Note and Mortgage have been duly and validly executed by such parties;

(xviii) The proceeds of each Mortgage Loan have been fully disbursed, there is no requirement for future advances thereunder and any and all requirements as to completion of any on-site or off-site improvements and as to disbursements of any escrow funds therefor have been complied with. All costs, fees and expenses incurred in making, closing or recording the Mortgage Loans were paid;

(xix) The related Mortgage contains customary and enforceable provisions which render the rights and remedies of the holder thereof adequate for the realization against the Mortgaged Property of the benefits of the security, including, (i) in the case of a Mortgage designated as a deed of trust, by trustee's sale, and (ii) otherwise by judicial foreclosure. There is no homestead or other exemption available to the Mortgagor which would interfere with the right to sell the Mortgaged Property at a trustee's sale or the right to foreclose the Mortgage;

(xx) With respect to each Mortgage constituting a deed of trust, a trustee, duly qualified under applicable law to serve as such, has been properly designated and currently so serves and is named in such Mortgage, and no fees or expenses are or will become payable by the Purchaser to the trustee under the deed of trust, except in connection with a trustee's sale after default by the Mortgagor;

(xxi) There exist no deficiencies with respect to escrow deposits and payments, if such are required, for which customary arrangements for repayment thereof have not been made, and no escrow deposits or payments of other charges or payments due the Seller have been capitalized under the Mortgage or the related Mortgage Note;

(xxii) The origination, underwriting and collection practices used by the Seller with respect to each Mortgage Loan have been in all respects legal, proper, prudent and customary in the subprime mortgage servicing business. Each Mortgage Loan is currently being serviced by Washington Mutual Bank, FA;

(xxiii) There is no pledged account or other security other than real estate securing the Mortgagor's obligations;

(xxiv) No Mortgage Loan has a shared appreciation feature, or other contingent interest feature;

(xxv) [reserved];

(xxvi) The improvements upon each Mortgaged Property are covered by a valid and existing hazard insurance policy with a generally acceptable carrier that provides for fire extended coverage and coverage of such other hazards as are customarily covered by hazard insurance policies with extended coverage in the area where the Mortgaged Property is located representing coverage not less than the lesser of the outstanding principal balance of the related Mortgage Loan or the minimum amount required to compensate for damage or loss on a replacement cost basis. All individual insurance policies and flood policies referred to in this clause (xxvi) and in clause (xxvii) below contain a standard mortgagee clause naming the Seller or the original mortgagee, and its successors in interest, as mortgagee, and the Seller has received no notice that any premiums due and payable thereon have not been paid; the Mortgage obligates the Mortgagor thereunder to maintain all such insurance, including flood insurance, at the Mortgagor's cost and expense, and upon the Mortgagor's failure to do so, authorizes the holder of the Mortgage to obtain and maintain such insurance at the Mortgagor's cost and expense and to seek reimbursement therefor from the Mortgagor;

(xxvii) If the Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as subject to special flood hazards, a flood insurance policy in a form meeting the requirements of the current guidelines of the Flood Insurance Administration is in effect with respect to such Mortgaged Property with a generally acceptable carrier in an amount representing coverage not less than the least of (A) the original outstanding principal balance of the Mortgage Loan, (B) the minimum amount required to compensate for damage or loss on a replacement cost basis or (C) the maximum amount of insurance that is available under the Flood Disaster Protection Act of 1973;

(xxviii) There is no default, breach, violation or event of acceleration existing under the Mortgage or the related Mortgage Note; and neither the Seller nor any other entity involved in originating or servicing the Mortgage Loan has waived any default, breach, violation or event of acceleration;

(xxix) Each Mortgaged Property is improved by a one- to four-family residential dwelling, including condominium units and dwelling units in planned unit developments, which, to the best of the Seller's knowledge, does not include cooperatives and does not constitute property other than real property under state law. Each manufactured housing constituting any portion of any Mortgaged Property is a "single family residence" as defined in Section 25(e)(10) of the Code;

(xxx) There is no obligation on the part of the Seller or any other party under the terms of the Mortgage or related Mortgage Note to make payments in addition to those made by the Mortgagor;

(xxxi) Any future advances made prior to the Cut-off Date have been consolidated with the outstanding principal amount secured by the Mortgage, and the secured principal amount, as consolidated, bears a single interest rate and single repayment term reflected on the related Mortgage Loan Schedule. The consolidated principal amount does not exceed the original principal amount of the Mortgage Loan;

(xxxii) Each Mortgage Loan was underwritten in accordance with the Seller's underwriting guidelines as described in the Prospectus Supplement as applicable to its credit grade;

(xxxiii) Each appraisal of a Mortgage Loan that was used to determine the appraised value of the related Mortgaged Property was conducted generally in accordance with the Seller's underwriting guidelines, and included an assessment of the fair market value of the related Mortgaged Property at the time of the appraisal. The Mortgage File contains an appraisal of the applicable Mortgaged Property;

(xxxiv) None of the Mortgage Loans is a graduated payment Mortgage Loan, nor is any Mortgage Loan subject to a temporary buydown or similar arrangement;

(xxxv) As of the Cut-off Date, there were no Mortgage Loans with respect to which the monthly payment due thereon in February, 2003 had not been made, none of the Mortgage Loans has been contractually delinquent for more than 30 days more than once during the preceding twelve months and, no Mortgage Loan has ever experienced a delinquency of 60 or more days since the origination thereof;

(xxxvi) Each Mortgage contains an enforceable provision for the acceleration of the payment of the unpaid principal balance of the Mortgage Loan in the event that the Mortgaged Property is sold or transferred without the prior written consent of the mortgagee thereunder;

(xxxvii) To the best of the Seller's knowledge no misrepresentation, negligence, fraud or similar occurrence with respect to a Mortgage Loan has taken place on the part of any person, including, without limitation, the Mortgagor, any appraiser, any builder or developer, or any other party involved in the origination of the Mortgage Loan or in the application of any insurance in relation to such Mortgage Loan;

(xxxviii) Each Mortgage Loan constitutes a "qualified mortgage" within the meaning of Section 860G(a)(3) of the Code;

(xxxix) The information set forth in the Prepayment Charge Schedule is complete, true and correct in all material respects at the date or dates respecting which such information is furnished and each Prepayment Charge is permissible and enforceable in accordance with its terms under applicable law upon the Mortgagor's voluntary Principal Prepayment (except to the extent that: (1) the enforceability thereof may be limited by bankruptcy, insolvency, moratorium, receivership and other similar laws relating to creditors' rights generally; or (2) the collectability thereof may be limited due to acceleration in connection with a foreclosure or other involuntary prepayment. No Mortgage Loan has a Prepayment Charge for a term in excess of five years from the date of its origination;

(xl) The Loan-to-Value Ratio for each Mortgage Loan was no greater than 100% at the time of origination;

(xli) The first date on which each Mortgagor must make a payment on the related Mortgage Note is no later than 60 days from the date of this Agreement;

(xlii) With respect to each Mortgage Loan, the related Mortgagor shall not fail to make the first Monthly Payment due under the terms of the Mortgage Loan by the second succeeding Due Date after the Due Date on which such Monthly Payment was due;

(xliii) The transfer, assignment and conveyance of the Mortgage Notes and the Mortgages by the Seller pursuant to this Agreement are not subject to the bulk transfer or any similar statutory provisions in effect in any relevant jurisdiction, except any as may have been complied with;

(xliv) There are no defaults in complying with the terms of the Mortgage, and either (1) any taxes, governmental assessments, insurance premiums, water, sewer and municipal charges or ground rents which previously became due and owing have been paid, or (2) an escrow of funds has been established in an amount sufficient to pay for every such item which remains unpaid and which has been assessed but is not yet due and payable. Except for payments in the nature of escrow payments, including without limitation, taxes and insurance payments, the Seller has not advanced funds, or induced, solicited or knowingly received any advance of funds by a party other than the Mortgagor, directly or indirectly, for the payment of any amount required by the Mortgage Note, except for interest accruing from the date of the Mortgage Note or date of disbursement of the Mortgage proceeds, whichever is greater, to the day which precedes by one month the Due Date of the first installment of principal and interest;

(xlv) There is no proceeding pending, or to best of the Seller's knowledge threatened, for the total or partial condemnation of the Mortgaged Property or the taking by eminent domain of any Mortgaged Property;

(xlvi) No Mortgage Loan is subject to the Home Ownership and Equity Protection Act of 1994 or Regulation Z or is a "high cost" loan or a "predatory" loan as defined under any state or local law or regulation applicable to the originator of such Mortgage Loan, or without limiting the generality of the foregoing, is a "covered" loan under the laws of the states of California, Colorado or Ohio and any breach of this representation will be deemed to materially and adversely affect the value of the related loan;

(xlvii) No proceeds from any Mortgage Loans were used to finance single-premium credit insurance policies. No borrower was required to purchase any credit life, disability, accident or health insurance product as a condition of obtaining the extension of credit. No borrower obtained a prepaid single-premium credit life, disability, accident or health insurance policy in connection with the origination of the Mortgage Loan;

(xlviii) The Seller did not select the Mortgage Loans with the intent to adversely affect the interests of the Purchaser;

(xlix) The Seller has not received any notice that any Mortgagor has field for any bankruptcy or similar legal protection; and

(l) No Mortgage Loan is secured by a mortgage property located in the State of Georgia.

SECTION 8. Repurchase Obligation for Defective Documentation and for Breach of Representation and Warranty.

(a) The representations and warranties contained in Section 5 (ix) and Section 6 shall not be impaired by any review and examination of loan files or other documents evidencing or relating to the Mortgage Loans or any failure on the part of the Seller or the Purchaser to review or examine such documents and shall inure to the benefit of any assignee, transferee or designee of the Purchaser, including the Trustee for the benefit of holders of asset-backed certificates evidencing an interest in all or a portion of the Mortgage Loans. With respect to the representations and warranties contained herein which are made to the knowledge or the best of knowledge of the Seller, or as to which the Seller has no knowledge, if it is discovered that the substance of any such representation and warranty was inaccurate as of the date such representation and warranty was made or deemed to be made, and such inaccuracy materially and adversely affects the value of the related Mortgage Loan or the interest therein of the Purchaser or the Purchaser's assignee, transferee or designee, then notwithstanding the lack of knowledge by the Seller with respect to the substance of such representation and warranty being inaccurate at the time the representation and warranty was made, the Seller shall take such action described in the following paragraph in respect of such Mortgage Loan.

Upon discovery by the Seller, the Purchaser or any assignee, transferee or designee of the Purchaser of any materially defective document in, or that any material document was not transferred by the Seller (as listed on the Trustee's initial certification), as part of any Mortgage File or of a breach of any of the representations and warranties contained in Section 5 or Section 6 that materially and adversely affects the value of any Mortgage Loan or the interest of the Purchaser or the Purchaser's assignee, transferee or designee in any Mortgage Loan, the party discovering the breach shall give prompt written notice to the others. Within ninety (90) days of the earlier of the discovery or the Seller's receipt of notice of any such missing documentation which was not transferred to the Purchaser as described above or materially defective documentation or any such breach of a representation and warranty, the Seller promptly shall deliver such missing document or cure such defect or breach in all material respects, or in the event the Seller cannot deliver such missing document or such defect or breach cannot be cured, the Seller shall, within 90 days of its discovery or receipt of notice, either (i) repurchase the affected Mortgage Loan at a price equal to the Purchase Price (as defined in the Pooling and Servicing Agreement) or (ii) pursuant to the provisions of the Pooling and Servicing Agreement, cause the removal of such Mortgage Loan from the Trust Fund and substitute one or more Qualified Substitute Mortgage Loans; provided, however, that in the case of a breach of the representation and warranty concerning the Mortgage Loan Schedule contained in Section 6(i), if such breach relates to any field on the Mortgage Loan Schedule which identifies any Prepayment Charge and such Prepayment Charge has been triggered pursuant to the terms of the related Mortgage Note, then in lieu of purchasing such Mortgage Loan from the Trust Fund at the Purchase Price (as defined in the Pooling and Servicing Agreement), the Seller shall pay the amount of the incorrectly identified Prepayment Charge (net of any amount previously collected by or paid to the Trust Fund in respect of such Prepayment Charge), and the Seller shall have no obligation to repurchase or substitute for such Mortgage Loan. In the event of a substitution permitted hereunder, the Seller shall amend the

Closing Schedule to reflect the withdrawal of each removed Mortgage Loan from the terms of this Agreement and the Pooling and Servicing Agreement and the addition of the Qualified Substitute Mortgage Loan(s). The Seller shall deliver to the Purchaser such amended Closing Schedule and shall deliver such other documents as are required by this Agreement or the Pooling and Servicing Agreement within five (5) days of any such amendment. Any repurchase pursuant to this Section 7(a) shall be accomplished by deposit in the Collection Account of the amount of the Purchase Price (as defined in the Pooling and Servicing Agreement) in accordance with Section 2.03 of the Pooling and Servicing Agreement. Any repurchase or substitution required by this Section shall be made in a manner consistent with Section 2.03 of the Pooling and Servicing Agreement and any remedy by the Seller for a breach of a representation or warranty that materially and adversely affects the value of any Prepayment Charge shall be made in a manner consistent with Section 2.03(c) of the Pooling and Servicing Agreement.

(b) It is understood and agreed that the obligations of the Seller set forth in this Section 7 to cure, repurchase or substitute for a defective Mortgage Loan constitute the sole remedies of the Purchaser against the Seller respecting a missing or defective document or a breach of the representations and warranties contained in Section 5 or Section 6.

SECTION 9. Closing; Payment for the Mortgage Loans.

The closing of the purchase and sale of the Mortgage Loans shall be held at the Seattle office of Heller Ehrman White & McAuliffe LLP at 9:30 am New York time on the Closing Date (or such other location or time as is mutually agreeable to the parties).

The Purchaser's obligation to close the transactions contemplated by this Agreement shall be subject to each of the following conditions:

(a) All of the representations and warranties of the Seller under this Agreement shall be true and correct in all material respects as of the date as of which they are made and no event shall have occurred which, with notice or the passage of time, would constitute a default under this Agreement;

(b) The Purchaser shall have received, or the attorneys of the Purchaser shall have received in escrow (to be released from escrow at the time of closing), all Closing Documents as specified in Section 9 of this Agreement, in such forms as are agreed upon and acceptable to the Purchaser, duly executed by all signatories other than the Purchaser as required pursuant to the respective terms thereof;

(c) The Seller shall have delivered or caused to be delivered and released to the Purchaser or to its designee, all documents (including without limitation, the Mortgage Loans) required to be so delivered by the Purchaser pursuant to Section 2.01 of the Pooling and Servicing Agreement; and

(d) All other terms and conditions of this Agreement to be complied with by Seller, shall have been complied with.

Subject to the foregoing conditions, the Purchaser shall deliver or cause to be delivered to the Seller on the Closing Date, against delivery and release by the Seller to the Trustee of all documents required pursuant to the Pooling and Servicing Agreement, the consideration for the Mortgage Loans as specified in Section 3 of this Agreement, by delivery to the Seller of the Purchase Price in immediately available funds and delivery of the Long Beach Certificates to Long Beach Asset Holdings Corp.

SECTION 10. Closing Documents.

Without limiting the generality of Section 8 hereof, the closing shall be subject to delivery of each of the following documents:

(a) An Officers' Certificate of the Seller, dated the Closing Date, upon which the Purchaser, Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. (together, Greenwich Capital Markets, Inc. and Banc One Capital Markets, Inc. are the "Co-Representatives") and the NIMS Insurer, if any, may rely and attached thereto copies of the certificate of incorporation, bylaws and certificate of good standing of the Seller under the laws of the State of Delaware;

(b) An Officers' Certificate of the Seller, dated the Closing Date, upon which the Purchaser, the Co-Representatives and the NIMS Insurer, if any, may rely, with respect to certain facts regarding the sale of the Mortgage Loans, by the Seller to the Purchaser;

(c) An Opinion of Counsel of the Seller (which may be in-house counsel of the Seller), dated the Closing Date and addressed to the Purchaser, the Co-Representatives and the NIMS Insurer, if any;

(d) Such opinions of counsel as the Rating Agencies, the Co-Representatives, the Trustee or the NIMS Insurer, if any, may reasonably request in connection with the sale of the Mortgage Loans by the Seller to the Purchaser or the Seller's execution and delivery of, or performance under, this Agreement;

(e) A letter from Deloitte & Touche L.L.P., certified public accountants, dated the date hereof and to the effect that they have performed certain specified procedures as a result of which they determined that certain information of an accounting, financial or statistical nature set forth in the Prospectus Supplement under the captions "Summary of Terms—Mortgage Loans", "Risk Factors", "The Mortgage Pool" and "Long Beach Mortgage Company" agrees with the records of the Seller;

(f) The Seller shall deliver to the Purchaser for inclusion in the Prospectus Supplement under the caption "Long Beach Mortgage Company" or for inclusion in other offering materials, such publicly available information regarding the Seller, its financial condition and its mortgage loan delinquency, foreclosure and loss experience, underwriting standards, lending activities and loan sales, production, and servicing and collection practices, and any similar nonpublic, unaudited financial information and a computer tape with respect to the pool information, as the Co-Representatives may reasonably request;

(g) Letters from at least two nationally recognized statistical rating agencies rating the Offered Certificates (as defined in the Prospectus Supplement); and

(h) Such further information, certificates, opinions and documents as the Purchaser or the Co-Representatives may reasonably request.

SECTION 11. Costs.

The Seller shall pay (or shall reimburse the Purchaser or any other Person to the extent that the Purchaser or such other Person shall pay) all costs and expenses incurred in connection with the transfer and delivery of the Mortgage Loans, including without limitation, recording fees, fees for title policy endorsements and continuations and the fees for recording Assignments, the fees and expenses of the Seller's in-house accountants and in-house attorneys, the costs and expenses incurred in connection with determining the Seller's loan loss, foreclosure and delinquency experience, the costs and expenses incurred in connection with obtaining the documents referred to in Sections 9(d) and 9(e), the cost of an opinion of counsel regarding the true sale of the Mortgage Loans and non-consolidation of the Seller, the costs and expenses of printing (or otherwise reproducing) and delivering this Agreement, the Pooling and Servicing Agreement, the Certificates, the prospectus, the Prospectus Supplement, any blue sky filings and private placement memorandum relating to the Certificates and other related documents, costs and expenses of the Trustee, the fees and expenses of the Purchaser's counsel in connection with the preparation of all documents relating to the securitization of the Mortgage Loans, the filing fee charged by the Securities and Exchange Commission for registration of the Certificates, the cost of any opinions of outside special counsel that may be required for the Seller and the fees charged by any Rating Agency to rate the Certificates. All other costs and expenses in connection with the transactions contemplated hereunder shall be borne by the party incurring such expense.

SECTION 12. Servicing.

The Seller has represented to the Purchaser that the Mortgage Loans are being serviced in accordance with the terms of the Pooling and Servicing Agreement, and it is understood and agreed by and between the Seller and the Purchaser that any interim servicing arrangements with the Seller will be superseded by the servicing arrangements set forth in the Pooling and Servicing Agreement.

SECTION 13. Mandatory Delivery; Grant of Security Interest.

The sale and delivery on the Closing Date of the Mortgage Loans in accordance with the terms and conditions of this Agreement is mandatory. It is specifically understood and agreed that each Mortgage Loan is unique and identifiable on the Closing Date and that an award of money damages would be insufficient to compensate the Purchaser for the losses and damages incurred by the Purchaser in the event of the Seller's failure to deliver the Mortgage Loans on or before the Closing Date.

The Seller hereby grants to the Purchaser a lien on and a continuing security interest in the Seller's interest in each Mortgage Loan, and each document and instrument evidencing each such Mortgage Loan to secure the performance by the Seller of its obligation hereunder, and the Seller agrees that it holds such Mortgage Loans in custody for the Purchaser, subject to (i) the Purchaser's right, prior to the Closing Date, to reject any Mortgage Loan to the extent permitted by this Agreement and (ii) the Purchaser's obligation to deliver or cause to be delivered the consideration for the Mortgage Loans pursuant to Section 8 hereof. Any Mortgage Loan rejected by the Purchaser shall concurrently therewith be automatically released from the security interest created hereby. The Seller agrees that, upon acceptance of the Mortgage Loans by the Purchaser or its designee and delivery of payment to the Seller, that any security interest held by the Seller in such Mortgage Loans shall be released.

All rights and remedies of the Purchaser under this Agreement are distinct from, and cumulative with, any other rights or remedies under this Agreement or afforded by law or equity and all such rights and remedies may be exercised concurrently, independently or successively. Notwithstanding the foregoing, if on the Closing Date, each of the conditions set forth in Section 8 hereof shall have been satisfied and the Purchaser shall not have paid or caused to be paid the Purchase Price, or shall not have delivered or caused to be delivered the Long Beach Certificates to Long Beach Asset Holding Corp., or any such condition shall not have been waived or satisfied and the Purchaser determines not to pay or cause to be paid the Purchase Price or not to deliver or cause to be delivered the Long Beach Certificates to Long Beach Asset Holding Corp, the Purchaser shall immediately effect the re-delivery of the Mortgage Loans, if delivery to the Purchaser has occurred and any security interest created by this Section 12 shall be deemed to have been released.

SECTION 14. Notices.

All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered to or mailed by registered mail, postage prepaid, or transmitted by telex or telegraph and confirmed by a similar mailed writing, if to the Purchaser, addressed to the Purchaser at 1201 Third Ave., WMT1706, Seattle, Washington 98101, Attn: LBSC Legal Counsel, or such other address as may hereafter be furnished to the Seller in writing by the Purchaser; if to the Seller, addressed to the Seller at 1201 Third Ave., WMT1706, Seattle, Washington 98101, Attn: LBMC Legal Counsel, or to such other address as the Seller may designate in writing to the Purchaser.

SECTION 15. Severability of Provisions.

Any part, provision, representation or warranty of this Agreement which is prohibited or unenforceable or is held to be void or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. To the extent permitted by applicable law, the parties hereto waive any provision of law which prohibits or renders void or unenforceable any provision hereof.

SECTION 16. Agreement of Parties.

The Seller and the Purchaser each agree to execute and deliver such instruments (including UCC financing statements and continuation statements) and take such actions as either of the others may, from time to time, reasonably request in order to effectuate the purpose and to carry out the terms of this Agreement and the Pooling and Servicing Agreement.

SECTION 17. Survival.

The Seller agrees that the representations, warranties and agreements made by it herein and in any certificate or other instrument delivered pursuant hereto shall be deemed to be relied upon by the Purchaser and its successors and assigns, notwithstanding any investigation heretofore or hereafter made by the Purchaser or on its behalf, and that the representations, warranties and agreements made by the Seller herein or in any such certificate or other instrument shall survive the delivery of and payment for the Mortgage Loans and shall continue in full force and effect, notwithstanding any restrictive or qualified endorsement on the Mortgage Notes and notwithstanding subsequent termination of this Agreement, the Pooling and Servicing Agreement or the Trust Fund.

SECTION 18. Indemnification, Representative.

(a) The Seller indemnifies and holds harmless the Purchaser, the Purchaser's officers and directors and each person, if any, who controls the Purchaser within the meaning of Section 15 of the Securities Act of 1933, as amended (the "1933 Act") or Section 20 of the Exchange Act of 1934, as amended, (the "Exchange Act"), as follows:

(i) against any and all losses, claims, expenses, damages or liabilities, joint or several, to which the Purchaser or such controlling person may become subject under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof including, but not limited to, any loss, claim, expense, damage or liability related to purchases and sales of the Class A Certificates, the Mezzanine Certificates and the Class S Certificates arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Prospectus Supplement, or any amendment or supplement thereto, or arise out of, or are based upon, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; and will reimburse, as incurred, the Purchaser and each such controlling person for any legal or other expenses reasonably incurred by the Purchaser or such controlling person in connection with investigating, defending against or appearing as a third party witness in connection with any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that the Seller will be liable in any such case only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or omission, or alleged untrue statement or omission, made therein in reliance upon and in conformity with written information furnished to the Purchaser by the Seller specifically for use in the preparation thereof (the "Seller's Prospectus Supplement Information");

(ii) against any and all loss, liability, claim, damage and expense whatsoever, to the extent of the aggregate amount paid in settlement of any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Seller; and

(iii) against any and all expense whatsoever (including the fees and disbursements of counsel chosen by the Purchaser, subject to Section 17(c) below), reasonably incurred in investigating, preparing or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under clause (i) or clause (ii) above.

This indemnity agreement will be in addition to any liability which the Seller may otherwise have.

(b) The Purchaser agrees to indemnify and hold harmless the Seller, each of its directors, each of its officers and each person, if any, who controls the Seller within the meaning of Section 15 of the 1933 Act or Section 20 of the Exchange Act, against any and all losses, claims, expenses, damages or liabilities to which the Seller or any such director, officer or controlling person may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the Prospectus Supplement, other than in the Seller's Prospectus Supplement Information, or arise out of, or are based upon, the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading, and will reimburse any legal or other expenses reasonably incurred by the Seller or any such director, officer or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action. This indemnity agreement will be in addition to any liability which the Purchaser may otherwise have.

(c) Promptly after receipt by an indemnified party under this Section 17 of notice of the commencement of any action described therein, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 17, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve the indemnifying party from any liability that it may have to any indemnified party under this Section 17 unless the indemnifying party is materially prejudiced by such omission to notify and in any event the failure to notify the indemnifying party shall not relieve it from any liability which it may have to the indemnified party otherwise than under this Agreement. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish to do so, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party (such consent not to be unreasonably withheld, conditioned or delayed), be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party under this Section 17, such indemnifying party shall not be liable for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and preparation for a defense.

Any indemnified party shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (i) the employment thereof has been specifically authorized by the indemnifying party in writing (ii) such indemnified party shall have been advised by such counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the indemnifying party and in the reasonable judgment of such counsel it is advisable for such indemnified party to employ separate counsel; (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has failed to assume the defense of such action and employ counsel reasonably satisfactory to the indemnified party, in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party, it being understood, however, the indemnifying party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to local counsel) at any time for all such indemnified parties, which firm shall be designated in writing (i) by the Seller if the indemnified parties under this Section 17 consist of the Seller or any of its officers, directors or controlling persons, or (ii) the Purchaser, if the indemnified party under this Section 17 consist of the Purchaser or any of the Purchaser's directors, officers or controlling persons.

Each indemnified party, as a condition of the indemnity agreements contained in Section 17(a) and Section 17(b), shall use its reasonable efforts to cooperate with the indemnifying party in the defense of any such action or claim. No indemnifying party shall be liable for any settlement of any such action effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with its written consent or if there be a final judgment for the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless any indemnified party from and against any loss or liability (to the extent set forth in Section 17(a) or Section 17(b) as applicable) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or failure to act by or on behalf of an indemnified party.

Notwithstanding the foregoing paragraph, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement.

(d) If the indemnification provided for in Section 17(a) or 17(b) is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Purchaser on the one hand and the Seller on the other from the offering of the Underwritten Certificates (as defined in the Prospectus Supplement) or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Purchaser on the one hand and the Seller on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. If the indemnification provided for in Section 17(b) is unavailable or insufficient to hold harmless the indemnified party under Section 17(b), then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in Section 17(b) in such proportion as appropriate to reflect the relative fault of the Purchaser on one hand and the Seller on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Purchaser on the one hand and the Seller on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Purchaser bear to the total underwriting discounts and commissions received by the Underwriters (as defined in the Prospectus Supplement). The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Purchaser or by the Seller and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to above in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (d). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 19. [RESERVED]

SECTION 20. Governing Law.

THIS AGREEMENT AND THE RIGHTS, DUTIES, OBLIGATIONS AND RESPONSIBILITIES OF THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS AND DECISIONS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES. THE PARTIES HERETO INTEND THAT THE PROVISIONS OF SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW SHALL APPLY TO THIS AGREEMENT.

SECTION 21. Miscellaneous.

This Agreement may be executed in two or more counterparts, each of which when so executed and delivered shall be an original, but all of which together shall constitute one and the same instrument. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement supersedes all prior agreements and understandings relating to the subject matter hereof. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought. The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

It is the express intent of the parties hereto that the conveyance of the Mortgage Loans by the Seller to the Purchaser as provided in Section 4 hereof be, and be construed as, a sale of the Mortgage Loans by the Seller to the Purchaser and not as a pledge of the Mortgage Loans by the Seller to the Purchaser to secure a debt or other obligation of the Seller. However, in the event that, notwithstanding the aforementioned intent of the parties, the Mortgage Loans are held to be property of the Seller, then, (a) it is the express intent of the parties that such conveyance be deemed a pledge of the Mortgage Loans by the Seller to the Purchaser to secure a debt or other obligation of the Seller and (b) (1) this Agreement shall also be deemed to be a security agreement within the meaning of Articles 8 and 9 of the New York Uniform Commercial Code; (2) the conveyance provided for in Section 4 hereof shall be deemed to be a grant by the Seller to the Purchaser of a security interest in all of the Seller's right, title and interest in and to the Mortgage Loans, all amounts payable to the holders of the Mortgage Loans in accordance with the terms thereof and all proceeds of the conversion, voluntary or involuntary, of the foregoing into cash, instruments, securities or other property, including without limitation all amounts, other than investment earnings, from time to time held or invested in the Collection Account whether in the form of cash, instruments, securities or other property; (3) the possession by the Purchaser or its agent of the Mortgage Notes, the related Mortgages and such other items of property that constitute instruments, money, negotiable documents or chattel paper shall be deemed to be "possession by the secured party" for purposes of perfecting the security interest pursuant to Section 9-305 of the New York Uniform Commercial Code; and (4) notifications to persons holding such property, and acknowledgments, receipts or confirmations from persons holding such property, shall be deemed notifications to, or acknowledgments, receipts or confirmations from, financial intermediaries, bailees or agents (as applicable) of the Purchaser for the purpose of perfecting such security interest under applicable law. Any assignment of the interest of the Purchaser pursuant to Section 4(d) hereof shall also be deemed to be an assignment of any security interest created hereby. The Seller and the Purchaser shall, to the extent consistent with this Agreement, take such actions as may be necessary to ensure that, if this Agreement were deemed to create a security interest in the Mortgage Loans, such security interest would be deemed to be a perfected security interest of first priority under applicable law and will be maintained as such throughout the term of this Agreement and the Pooling and Servicing Agreement.

SECTION 22. Third Party Beneficiary.

Each of the Trustee and the NIMS Insurer, if any, shall be a third-party beneficiary hereof (except with respect to Section 17) and shall be entitled to enforce the provisions hereof as if a party hereto, except the provisions of Section 17 hereof. The Co-Representatives, on behalf of the Underwriters (as defined in the Prospectus Supplement), shall be a third-party beneficiary hereof solely with respect to Section 17 and shall be entitled to enforce the provisions of Section 17 as if it were a party hereto.

IN WITNESS WHEREOF, the Purchaser and the Seller have caused their names to be signed by their respective officers thereunto duly authorized as of the date first above written.

LONG BEACH SECURITIES CORP.

By: __________________________
Name: Jeffery A Sorensen
Title: Vice President

LONG BEACH MORTGAGE COMPANY

By: __________________________
Name: Jeffery A Sorensen
Title: First Vice President

EXHIBIT D

MORTGAGE LOAN SCHEDULE

[FILED BY PAPER]

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage**

Specialty Home Loans

Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4097317 | 0044360608 | CARLOS GOMEZ SR | 874 HACIENDA AVENUE | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 12.75 | 03/01/02 | 02/01/22 | 703.83 | 61,000.00 | 60,227.84 | 60,183.93 |
| 4493772 | 0044588147 | LUIS MARTINEZ | 1818 VALLEY WEST | GRANITE SHOALS | TX | 78654 | OWNER-OCC | MANU/MOBIL | 360 | 70.00 | 70.00 | 11.55 | 08/01/02 | 07/01/32 | 854.12 | 65,800.00 | 65,649.24 | 65,604.53 |
| 4315412 | 0044602738 | KATHY RHYNER | 300 CHRIS CIRCLE | KEMP | TX | 75143 | OWNER-OCC | MANU/MOBIL | 360 | 88.17 | 88.17 | 10.85 | 08/01/02 | 07/01/32 | 747.30 | 83,000.00 | 82,752.82 | 82,720.64 |
| 4484911 | 0044628257 | EDOVARD DERIVAL | 2716 NORTH AVENUE | RICHMOND | VA | 23222 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 09/01/02 | 08/01/32 | 569.13 | 60,000.00 | 59,844.37 | 59,821.32 |
| 4508586 | 0044830812 | JESSICA A PHILLIPS | 8228 W PORT AVENUE | MILWAUKEE | WI | 53223 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 12.05 | 08/01/02 | 07/01/32 | 438.80 | 47,500.00 | 47,392.48 | 47,379.37 |
| 4461289 | 0044834731 | LAZARO VAZQUEZ | 3717 W 59TH PLACE | CHICAGO | IL | 60629 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.90 | 09/01/02 | 08/01/32 | 1,443.82 | 152,800.00 | 152,399.31 | 152,338.98 |
| 4562981 | 0044845384 | MICHAEL GLENN BURSA | 7118 ATHELING WAY | WEST HILLS | CA | 91307 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 09/01/02 | 08/01/32 | 2,577.47 | 300,000.00 | 298,984.94 | 298,840.60 |
| 4557302 | 0044847984 | JAMES A DORTCH | 803 HARRIS AVE | SELAH | WA | 98942 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.70 | 09/01/02 | 08/01/32 | 1,303.84 | 140,250.00 | 139,868.21 | 139,809.41 |
| 4604708 | 0044855140 | KENNETH LEONARD | 9008 MAPLESIDE ST | BELLFLOWER | CA | 90706 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.50 | 09/01/02 | 08/01/32 | 2,049.02 | 224,000.00 | 223,053.47 | 222,956.17 |
| 4569943 | 0044859514 | ELMER CONEWAY | 36325 RAMONA ROAD | PALMDALE | CA | 93551 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 09/01/02 | 08/01/32 | 1,315.76 | 136,000.00 | 135,665.77 | 135,616.22 |
| 4543740 | 0044883102 | LOUISE R CRAIG | 7604 NE 53RD AVENUE | VANCOUVER | WA | 98661 | OWNER-OCC | MANU/MOBIL | 360 | 73.60 | 73.60 | 12.40 | 10/01/02 | 09/01/32 | 1,278.83 | 120,700.00 | 120,091.77 | 120,053.80 |
| 4589867 | 0044863748 | MIRIAM PORBEN | 756 W 53RD STREET | HIALEAH | FL | 33012 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.50 | 10/01/02 | 09/01/32 | 1,337.81 | 146,250.00 | 145,878.36 | 145,816.95 |
| 4566832 | 0044891483 | AMOS DANIEL JR | 14708 S WHITE AVENUE | COMPTON | CA | 90221 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.45 | 10/01/02 | 09/01/32 | 1,205.59 | 144,000.00 | 143,430.75 | 143,354.60 |
| 4571162 | 0044681841 | FREDDY CHIN | 1208 ROCKY CREEK DR | PFLUGERVILLE | TX | 78660 | OWNER-OCC | SFR | 360 | 70.49 | 70.49 | 8.65 | 09/01/02 | 08/01/32 | 836.04 | 107,500.00 | 107,048.33 | 107,048.33 |
| 4655835 | 0044694968 | ALFRED H PENDLETON | 2507 OLIVER AVENUE | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.10 | 10/01/02 | 09/01/32 | 1,867.92 | 277,950.00 | 276,589.73 | 276,358.30 |
| 4872814 | 0044708030 | THEODORE D HARRIS | 623 MERCURY STREET | CHARLOTTE | NC | 28205 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 10.00 | 11/01/02 | 10/01/32 | 774.02 | 88,200.00 | 88,001.62 | 87,960.95 |
| 4876300 | 0044715084 | MYRON B SHENKIRYK | 2012 E SAPIUM WAY | PHOENIX | AZ | 85048 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.75 | 11/01/02 | 10/01/32 | 2,973.73 | 378,000.00 | 376,898.83 | 376,671.10 |
| 4820548 | 0044719805 | EDDIE SURRYHNE | 874 BLUEFIELD LANE | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 360 | 60.27 | 60.27 | 7.75 | 11/01/02 | 10/01/32 | 1,576.11 | 220,000.00 | 219,213.52 | 219,053.18 |
| 4731170 | 0044730181 | ROBERT DIAMOND | 3941 HARROW CANYON ST | LAS VEGAS | NV | 89129 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 6.25 | 11/01/02 | 10/01/32 | 831.22 | 135,000.00 | 134,252.82 | 134,221.35 |
| 4819573 | 0044740218 | CHARLES LAURIA | 348 DEAUVILLE BOULEVARD | COPIAGUE | NY | 11726 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.45 | 12/01/02 | 11/01/32 | 878.07 | 103,000.00 | 102,857.49 | 102,857.49 |
| 4763199 | 0044753218 | PHILLIP REYNA | 2909 ETNA DRIVE | AUSTIN | TX | 78738 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.65 | 11/01/02 | 10/01/32 | 3,037.19 | 328,000.00 | 327,484.48 | 327,225.88 |
| 4706677 | 0044760460 | HERMANN M SEGMULLER | 43380 BURKE DALE STREET | SOUTH RIDING | VA | 20152 | OWNER-OCC | PUD | 180 | 88.67 | 88.67 | 7.75 | 11/01/02 | 10/01/17 | 3,755.89 | 399,000.00 | 393,029.27 | 391,811.89 |
| 4761712 | 0044762387 | MARK LYNCH | 1504 BETTY JO DRIVE | AUSTIN | TX | 78704 | OWNER-OCC | SFR | 360 | 73.42 | 73.42 | 5.89 | 12/01/02 | 11/01/32 | 1,681.32 | 290,000.00 | 288,766.31 | 288,454.22 |
| 4768840 | 0044762807 | CHRISTOPHER J FLOYD | 2207 2nd AVE SE | ALTOONA | IA | 50009 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.45 | 12/01/02 | 11/01/32 | 1,271.71 | 166,155.00 | 165,743.87 | 165,638.27 |
| 4750972 | 0044763563 | JAMES B HINES | 7827 S EMERALD | CHICAGO | IL | 60620 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.40 | 12/01/02 | 11/01/32 | 707.88 | 78,000.00 | 77,871.63 | 77,838.84 |
| 4789376 | 0044764688 | HERLINDA OROZCO | 6823 SEACROFT STREET | SAN ANTONIO | TX | 78238 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 | 12/01/02 | 11/01/32 | 412.14 | 53,600.00 | 53,554.47 | 53,528.79 |
| 4762183 | 0044765774 | MICHAEL J GOLDEN | 158 E ADAMS ST | MANTENO | IL | 60950 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.05 | 12/01/02 | 11/01/32 | 886.22 | 109,650.00 | 109,385.39 | 109,324.12 |
| 4781332 | 0044766514 | JOSE A DE LA TORRE | 1468 CALLE DURAZNO | THOUSAND OAKS | CA | 91360 | OWNER-OCC | SFR | 360 | 89.48 | 89.48 | 6.99 | 12/01/02 | 11/01/32 | 1,635.00 | 246,000.00 | 245,184.71 | 244,977.91 |
| 4790903 | 0044766848 | LYNDA L NYGARD | 3030 MIDWAY DR | SANTA ROSA | CA | 95404 | OWNER-OCC | SFR | 360 | 54.41 | 54.41 | 7.30 | 12/01/02 | 11/01/32 | 1,227.17 | 179,000.00 | 178,441.83 | 178,300.28 |
| 4785431 | 0044767101 | PATRICE DAVIS | 12747 DREW COURT | MORENO VALLEY | CA | 92553 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 12/01/02 | 11/01/22 | 295.10 | 30,600.00 | 30,436.56 | 30,384.84 |
| 4788803 | 0044767139 | AELYN L MEDRANO | 849 QUINCY WAY | HAYWARD | CA | 94545 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.95 | 12/01/02 | 11/01/32 | 2,075.57 | 306,000.00 | 304,977.88 | 304,718.84 |
| 4803503 | 0044767807 | FELIX GONZALEZ | 8531 8533 SAN LUIS STREET | PARAMOUNT | CA | 90723 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 5.99 | 12/01/02 | 11/01/32 | 1,078.03 | 180,000.00 | 179,273.88 | 179,090.73 |
| 4776530 | 0044768513 | LAWRENCE A MARTIN JR | 918 920 N OAKLAND | INDIANAPOLIS | IN | 46201 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 6.88 | 12/01/02 | 11/01/32 | 388.91 | 59,200.00 | 58,999.32 | 58,948.41 |
| 4786372 | 0044768883 | TERESA WARD | 7353 BRANSTEIN DR | PARKTON | NC | 28371 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.10 | 12/01/02 | 11/01/32 | 715.08 | 80,800.00 | 80,694.44 | 80,622.37 |
| 4716367 | 0044769560 | JASON PRANGER | 706 E STREET | LENOIR CITY | TN | 37771 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.50 | 11/01/02 | 10/01/32 | 417.51 | 39,120.00 | 39,068.90 | 39,050.36 |
| 4769337 | 0073539268 | BEATRICE CARTER-GURSAY | 809 EDGEWOOD AVE | TRENTON | NJ | 8618 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 12/01/02 | 11/01/32 | 698.74 | 78,700.00 | 78,524.96 | 78,492.82 |
| 4781209 | 0073539702 | JACK RAY SUTTER | 33496 VALLEY VIEW COURT 20 | DANA POINT | CA | 92675 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 7.40 | 12/01/02 | 11/01/32 | 1,440.15 | 208,000.00 | 207,364.23 | 207,202.83 |
| 4782834 | 0073540183 | BARRY G BENTON | 225 MORNINGSIDE DRIVE | SAN ANTONIO | TX | 78209 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 12/01/02 | 11/01/32 | 1,608.80 | 268,000.00 | 266,924.78 | 266,652.60 |
| 4800765 | 0073540480 | SONIA O ROQUE | 875 VILLA STREET #15 | DALY CITY | CA | 94015 | OWNER-OCC | CONDO | 360 | 87.22 | 87.22 | 5.87 | 12/01/02 | 11/01/32 | 1,382.32 | 235,500.00 | 234,247.75 | 234,247.75 |
| 4802136 | 0073540536 | SIMON R RAMIREZ JR | 4821 GROVE STREET | WESTMINSTER | CO | 80031 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.40 | 12/01/02 | 11/01/32 | 1,138.38 | 125,250.00 | 125,043.90 | 124,991.25 |
| 4755814 | 0073541338 | VALERIE PARKS | 3862 19TH STREET | ECORSE | MI | 48229 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.05 | 12/01/02 | 11/01/32 | 579.00 | 65,700.00 | 65,583.50 | 65,553.76 |
| 4767801 | 0073541476 | CLEVE R STAFFORD | 337 MARIE AVE | MANTECA | CA | 95336 | OWNER-OCC | SFR | 360 | 80.15 | 80.15 | 8.75 | 12/01/02 | 11/01/32 | 1,652.08 | 210,000.00 | 209,511.37 | 209,386.98 |
| 4771333 | 0073541617 | DENNIS D HRABE | 10899 HIGHWAY 52 | WIGGINS | CO | 80654 | OWNER-OCC | SFR | 360 | 70.83 | 70.83 | 8.65 | 12/01/02 | 11/01/32 | 1,349.58 | 170,000.00 | 169,513.82 | 169,513.82 |
| 4778510 | 0073541831 | PETER A CANZANO | 1801 ROYCE SPRINGS COURT | HASLET | TX | 76052 | OWNER-OCC | SFR | 360 | 72.59 | 72.59 | 7.60 | 12/01/02 | 11/01/32 | 1,383.91 | 196,000.00 | 195,424.25 | 195,278.03 |
| 4781241 | 0073541880 | MARY RANDON | 1409 WENTWORTH STREET | HOUSTON | TX | 77004 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.90 | 12/01/02 | 11/01/32 | 1,660.78 | 280,000.00 | 278,965.41 | 278,869.41 |
| 4701579 | 0073543124 | JEFFREY A DAY | 8000 BERRY LANE | EVANSVILLE | IN | 47710 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 12/01/02 | 11/01/32 | 787.37 | 90,100.00 | 89,833.70 | 89,833.70 |
| 4731444 | 0073543449 | JIMMY D BROWN | 178 PUU WAA WAA LANE | BASTROP | TX | 78602 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.99 | 12/01/02 | 11/01/32 | 1,350.56 | 168,000.00 | 167,628.01 | 167,533.26 |
| 4762854 | 0073543803 | DALE GOODE | 8100 RACE HORSE LANE | BOWIE | MD | 20715 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 12/01/02 | 11/01/32 | 2,042.83 | 255,000.00 | 254,574.56 | 254,285.85 |
| 4784825 | 0073544264 | GEORGE CLEVELAND | 800 SE 14TH CT | DEERFIELD BEACH | FL | 33441 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.65 | 12/01/02 | 11/01/32 | 1,637.12 | 176,800.00 | 176,524.38 | 176,453.81 |
| 4790515 | 0073544470 | TAWANNA SNEDECOR | 5112 AVENUE K | BIRMINGHAM | AL | 35208 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 12/01/02 | 11/01/32 | 446.48 | 44,400.00 | 44,242.03 | 44,228.91 |
| 4806956 | 0073545097 | MIGUEL A MEJIA | 877 SMALLEY AVE | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 12/01/02 | 11/01/22 | 806.10 | 79,400.00 | 79,015.84 | 78,917.39 |
| 4812194 | 0073545204 | CINDY LEWIS | 808 ROCK HILL ROAD | BOWIE | TX | 76230 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.80 | 12/01/02 | 11/01/32 | 672.80 | 66,400.00 | 66,318.44 | 66,278.90 |
| 4817144 | 0073545295 | WALTER E VANNI III | 18194 E BETHANY PLACE | AURORA | CO | 80014 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.60 | 12/01/02 | 11/01/32 | 1,224.18 | 173,375.00 | 172,738.37 | 172,738.37 |
| 4818383 | 0073545337 | JOSE A HERNANDEZ | 827 VELASCO AVENUE | SAN FRANCISCO | CA | 94134 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 12/01/02 | 11/01/32 | 2,224.88 | 352,000.00 | 350,391.61 | 350,391.61 |
| 4804458 | 0073547267 | CORENE V STAYNER | 1799 GLEN AVE | MERCED | CA | 95340 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.30 | 12/01/02 | 11/01/32 | 920.09 | 111,350.00 | 111,118.61 | 111,059.89 |
| 4806535 | 0073547368 | CESAR CARAMANZANA | 12 SEVILLE WAY | SOUTH SAN FRANCISCC | CA | 94080 | OWNER-OCC | SFR | 360 | 78.07 | 78.07 | 5.63 | 12/01/02 | 11/01/32 | 3,074.01 | 534,000.00 | 531,700.38 | 531,116.70 |
| 4821148 | 0073547738 | GERTRUDE E JOHNSON | 2517 QUEEN ANNE WAY | COLORADO SPTINGS | CO | 80917 | NON OWNER | PUD | 360 | 68.67 | 68.67 | 6.88 | 12/01/02 | 11/01/32 | 448.77 | 68,000.00 | 67,769.49 | 67,711.03 |
| 4839560 | 0073547853 | DIANNE BURNS | 2758 HARBOR STATION ROAD | MEMPHIS | TN | 38115 | OWNER-OCC | CONDO | 360 | 65.00 | 65.00 | 10.75 | 12/01/02 | 11/01/32 | 349.12 | 37,400.00 | 37,338.38 | 37,324.74 |
| 4742045 | 0073548232 | KAREN E MIKULCIK | 807 CAWOOD | LANSING | MI | 48915 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 11.85 | 12/01/02 | 11/01/32 | 498.37 | 49,000.00 | 48,926.08 | 48,926.08 |
| 4781548 | 0073548820 | VICTOR E TORRES | 4380 SAINT PAUL PLACE | RIVERSIDE | CA | 92504 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.35 | 12/01/02 | 11/01/32 | 1,269.80 | 153,000.00 | 152,340.50 | 152,257.68 |
| 4784292 | 0073548703 | CRAIG YANKE | 843 E PINE STREET | SEBEWAING | MI | 48759 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.65 | 12/01/02 | 11/01/32 | 743.87 | 81,000.00 | 80,837.94 | 80,837.94 |
| 4785887 | 0073548780 | ELIZABETH LEGASPI | 537 N FIRST ST | MONTEBELLO | CA | 90640 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.99 | 12/01/02 | 11/01/32 | 2,083.72 | 259,200.00 | 258,826.08 | 258,479.90 |
| 4789680 | 0073549263 | WAYNE H LYBYER | 7418 204TH STREET SW | LYNNWOOD | WA | 98036 | OWNER-OCC | SFR | 360 | 79.05 | 79.05 | 9.00 | 12/01/02 | 11/01/32 | 1,609.25 | 200,000.00 | 199,669.79 | 199,445.80 |
| 4800383 | 0073549297 | CATIA S D NAVARRO | 34 COMMODORE CT | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 12/01/02 | 11/01/32 | 1,608.58 | 235,800.00 | 235,058.59 | 234,880.14 |
| 4800886 | 0073549354 | JOSE A REYES | 1864 18TH STREET | OAKLAND | CA | 94607 | OWNER-OCC | PUD | 240 | 15.00 | 95.00 | 10.75 | 12/01/02 | 11/01/22 | 338.84 | 33,375.00 | 33,213.42 | 33,172.17 |
| 4806813 | 0073549719 | JAMISON LLOYD | 8505 RADIO ROAD | HOUSTON | TX | 77075 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 | 12/01/02 | 11/01/32 | 703.67 | 97,750.00 | 97,388.29 | 97,317.84 |
| 4820825 | 0073550105 | MITCHELL SHUMATE | 7837 ROSEWOOD DRIVE | LUMBERTON | TX | 77657 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.40 | 12/01/02 | 11/01/32 | 1,042.58 | 98,400.00 | 98,285.34 | 98,258.50 |
| 4827317 | 0073550289 | EVA HARDRICK | 1550 W 31ST STREET | JACKSONVILLE | FL | 32209 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 9.75 | 12/01/02 | 11/01/32 | 478.58 | 60,000.00 | 48,843.94 | 48,841.52 |
| 4742772 | 0073550424 | WENDY MEHLKE | 13908 MAIN ST | BATH | MI | 48808 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.85 | 12/01/02 | 11/01/32 | 688.10 | 65,000.00 | 64,923.83 | 64,804.08 |
| 4748059 | 0073550857 | MACEDONIA VELASQUEZ | 4029 SEAWAY DR | LANSING | MI | 48911 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.65 | 12/01/02 | 11/01/32 | 887.84 | 94,350.00 | 94,209.87 | 94,173.04 |
| 4761194 | 0073550615 | BRETT VERNON | 6801 NW 7TH COURT | MARGATE | FL | 33063 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 12/01/02 | 11/01/32 | 1,019.91 | 107,526.00 | 107,410.68 | 107,330.84 |
| 4794818 | 0073550831 | AHMER IQBAL | 215 FAMOSO PLAZA | UNION CITY | CA | 94587 | OWNER-OCC | CONDO | 360 | 84.68 | 84.68 | 8.40 | 12/01/02 | 11/01/32 | 1,516.08 | 199,000.00 | 198,502.57 | 198,376.03 |
| 4777447 | 0073551529 | STEVEN D MCBAY | 627 TARWATER STREET | ROCKWOOD | TN | 37854 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 10.15 | 12/01/02 | 11/01/32 | 418.79 | 46,900.00 | 46,818.80 | 46,797.82 |
| 4765142 | 0073552065 | OPAL G HENRY | 438 35TH STREET | WEST PALM BEACH | FL | 33407 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.99 | 12/01/02 | 11/01/32 | 1,268.22 | 144,750.00 | 144,490.07 | 144,423.73 |
| 4801437 | 0073552473 | AVERY SOMMERFELD | 6724 BUCKLAND AVENUE | WEST BLOOMFIELD | MI | 48324 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.50 | 12/01/02 | 11/01/32 | 2,232.47 | 265,500.00 | 264,971.38 | 264,836.61 |
| 4805610 | 0073552855 | PATRICIA K HOLMAN | 1153 S 34TH STREET | TACOMA | WA | 98418 | OWNER-OCC | SFR | 360 | 55.48 | 55.48 | 8.95 | 12/01/02 | 11/01/32 | 488.83 | 61,000.00 | 60,883.80 | 60,829.11 |
| 4805867 | 0073552871 | MARCO RODREGUEZ | 1439 S 28TH STREET | KANSAS CITY | KS | 66105 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 12/01/02 | 11/01/32 | 503.48 | 61,200.00 | 61,062.91 | 61,030.12 |
| 4825808 | 0073553505 | YOLANDA GARCIA | 3727 HIBISCUS AVENUE | MCALLEN | TX | 78501 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.65 | 12/01/02 | 11/01/32 | 1,888.99 | 204,000.00 | 203,762.43 | 203,600.52 |
| 4768230 | 0073554469 | GUY MOTANKY | 608 W STRATFORD UNIT 4D | CHICAGO | IL | 60657 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 9.50 | 12/01/02 | 11/01/32 | 2,327.86 | 276,250.00 | 275,699.89 | 275,559.75 |
| 4790150 | 0073555252 | GARY LUCAS | 3605 N 225 EAST | NORTH OGDEN | UT | 84414 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 12/01/02 | 11/01/32 | 1,688.45 | 240,300.00 | 239,587.68 | 239,408.01 |
| 4630264 | 0073557449 | KELLY BOURASA | 778 COUNTY RD 70 | WEISER | ID | 83672 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.55 | 12/01/02 | 11/01/32 | 631.89 | 74,800.00 | 74,651.27 | 74,613.78 |
| 4702395 | 0073557421 | JANET TROY | 11180 ROSINDALE RD | COUNCIL | NC | 28434 | OWNER-OCC | MANU/MOBIL | 360 | 84.98 | 84.98 | 10.45 | 12/01/02 | 11/01/32 | 675.06 | 74,100.00 | 73,984.87 | 73,923.18 |
| 4737748 | 0073557811 | HUMBERTO I GARCIA | 1006 S SHERMAN STREET | ENNIS | TX | 75119 | OWNER-OCC | SFR | 240 | 80.00 | 80.00 | 12.00 | 12/01/02 | 11/01/22 | 493.29 | 44,800.00 | 44,610.11 | 44,568.98 |
| 4758300 | 0073558017 | GORDON E OLEARY JR | 2568 HEARTHSIDE | YPSILANTI | MI | 48198 | OWNER-OCC | SFR | 360 | 83.84 | 83.84 | 11.85 | 12/01/02 | 11/01/32 | 1,067.94 | 105,000.00 | 104,905.89 | 104,841.59 |
| 4780037 | 0073558488 | DOROTHY POLLARD | 303 GETTYSBURG ST. | FOREST PARK | IL | 60130 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.00 | 12/01/02 | 11/01/32 | 759.57 | 94,400.00 | 94,139.25 | 94,138.25 |
| 4780508 | 0073558304 | AILEEN WILKES | 15019 STRATHMOOR | DETROIT | MI | 48227 | OWNER-OCC | SFR | 360 | 82.65 | 82.65 | 11.20 | 12/01/02 | 11/01/32 | 783.65 | 81,000.00 | 80,887.84 | 80,859.14 |
| 4785622 | 0073558494 | PATRICE M GOLCEFF | 1020 STEELE COURT | MODESTO | CA | 95351 | OWNER-OCC | SFR | 360 | 62.00 | 62.00 | 10.20 | 12/01/02 | 11/01/32 | 774.60 | 88,800.00 | 88,628.68 | 88,612.65 |
| 4808317 | 0073559545 | BILLY D AYERS | 4144 11TH STREET | ECORSE | MI | 48229 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.30 | 12/01/02 | 11/01/32 | 268.07 | 32,200.00 | 32,130.33 | 32,113.25 |
| 4811303 | 0073559825 | DAVID J BLAKE | 1001 PARKWAY DRIVE | BELLEVUE | NE | 68005 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 9.05 | 12/01/02 | 11/01/32 | 578.89 | 71,600.00 | 71,403.52 | 71,403.52 |
| 4816344 | 0073560211 | SUZY B CURRIE | 11987 SW 13 COURT | DAVIE | FL | 33325 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 10.50 | 12/01/02 | 11/01/32 | 967.34 | 105,750.00 | 105,578.68 | 105,536.14 |
| 4829891 | 0073561151 | VELMA WEBSTER | 1948 RUBY DR | IRVING | TX | 75060 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.30 | 12/01/02 | 11/01/32 | 1,034.94 | 98,400.00 | 98,293.01 | 98,265.57 |
| 4830928 | 0073561201 | MARIA D MEDRANO | 151 NEY ST | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.45 | 12/01/02 | 11/01/32 | 2,238.47 | 358,000.00 | 355,019.94 | 354,357.58 |
| 4852984 | 0073562208 | KIRK E BENGTZEN | 1763 E MAPLE HILLS DR | BOUNTIFUL | UT | 84010 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 5.74 | 12/01/02 | 11/01/32 | 2,541.03 | 435,900.00 | 431,282.09 | 431,757.80 |
| 4746020 | 0073563017 | TIM A CORDOVA | 327 S PARK DRIVE | WAPATO | WA | 98951 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.30 | 12/01/02 | 11/01/32 | 1,014.67 | 104,000.00 | 103,658.58 | 103,823.02 |
| 4754718 | 0073563157 | TRACY L JOSEPH | 1431 S STATE STREET | BELVIDERE | IL | 61008 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 12/01/02 | 11/01/32 | 779.94 | 89,250.00 | 89,088.37 | 89,047.17 |
| 4788638 | 0073563447 | ASHLEY S MOORING | 109 JOHNSON BRANCH RD | GOLDSBORO | NC | 27534 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.25 | 12/01/02 | 11/01/32 | 734.37 | 97,750.00 | 97,429.95 | 97,365.41 |
| 4773784 | 0073563680 | MATTHEW W SCHICK | 1329 NAPOLI STREET | OCEANSIDE | CA | 92056 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.75 | 12/01/02 | 11/01/32 | 2,779.66 | 388,000.00 | 386,893.84 | 386,613.95 |
| 4782517 | 0073564015 | JOHN BLACKBURN | 6429 BOLIN WAY | RIO LINDA | CA | 95673 | OWNER-OCC | SFR | 360 | 74.87 | 74.87 | 10.25 | 12/01/02 | 11/01/32 | 1,003.64 | 112,000.00 | 111,829.63 | 111,781.09 |
| 4784548 | 0073564510 | BOBBIE G HALL | 20111 LAUREL HILL WAY | GERMANTOWN | MD | 20874 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.45 | 12/01/02 | 11/01/32 | 1,399.31 | 153,600.00 | 153,347.18 | 153,283.20 |
| 4796165 | 0073564684 | RONALD L NESTER | 778 CLOVERLEAF BLVD | DELTONA | FL | 32725 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.05 | 12/01/02 | 11/01/32 | 851.06 | 105,300.00 | 105,011.07 | 105,011.07 |
| 4805074 | 0073565244 | LINDA J DRAKE | 20098 PELKEY ST | DETROIT | MI | 48205 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 12/01/02 | 11/01/32 | 654.40 | 86,700.00 | 86,534.70 | 86,423.58 |
| 4808507 | 0073565974 | JEFFERY A NEAL | 8432 THORNBERRY LANE | DALLAS | TX | 75220 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.50 | 12/01/02 | 11/01/32 | 1,234.89 | 136,000.00 | 135,747.60 | 135,747.60 |
| 4818704 | 0073566523 | TATE DONOVAN | 1010 COUNTY ROAD 99 | PINECLIFFE | CO | 80471 | OWNER-OCC | SFR | 360 | 74.63 | 74.63 | 7.60 | 12/01/02 | 11/01/32 | 1,765.18 | 250,000.00 | 249,265.63 | 249,079.12 |
| 4824611 | 0073567281 | ANGELINA VELAZQUEZ | 4250 SW 184TH AVENUE | ALOHA | OR | 97007 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.90 | 12/01/02 | 11/01/32 | 948.38 | 144,000.00 | 143,514.27 | 143,391.09 |
| 4825105 | 0073567331 | LAWRENCE W BENSON | 12804 GEORGIA AVE | GRAND LEDGE | MI | 48837 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.85 | 12/01/02 | 11/01/32 | 719.87 | 78,500.00 | 78,385.39 | 78,358.17 |
| 4825170 | 0073567372 | LATANYA M BALLARD | 5785 OLDTOWN STREET | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 12/01/02 | 11/01/32 | 817.08 | 93,500.00 | 93,330.66 | 93,287.45 |

| 5041 LOAN NUMBER | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4097317 | FXD | 0.000 | 12.750 | 0.000 | 0 | 0 | | PURCHASE | 12.750 | Full | A- | 682 | 305,000.00 | 305,000.00 | 2 | 1/10/2002 | 228 | 03/01/03 | Group I | | | N |
| 4493772 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 07/01/04 | REFI-NO CASHOUT | 11.550 | Stated | B- | 0 | 84,000.00 | 0 | 1 | 6/18/2002 | 351 | 07/01/03 | Group II | LIBOR | 6 | N |
| 4315412 | ARM | 6.750 | 16.950 | 10.950 | 1 | 1 | 07/01/04 | REFI-NO CASHOUT | 10.950 | Full | C | 563 | 170,000.00 | 0.00 | 1 | 6/26/2002 | 351 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4484911 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 08/01/04 | PURCHASE | 10.950 | Full | B- | 490 | 75,000.00 | 75,000.00 | 1 | 7/17/2002 | 352 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4508586 | ARM | 6.990 | 18.050 | 12.050 | 1 | 1 | 07/01/04 | REFI-CASHOUT | 12.050 | Full | B | 454 | 50,000.00 | 0.00 | 1 | 6/28/2002 | 351 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4461289 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 08/01/04 | REFI-CASHOUT | 10.900 | Stated | B | 503 | 191,000.00 | 0.00 | 1 | 7/24/2002 | 352 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4562981 | ARM | 6.250 | 15.750 | 8.750 | 1 | 1 | 08/01/04 | REFI-CASHOUT | 8.750 | Stated | B | 499 | 400,000.00 | 0 | 1 | 7/30/2002 | 352 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4557302 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 08/01/04 | REFI-NO CASHOUT | 10.700 | Full | B | 483 | 165,000.00 | 0.00 | 1 | 7/31/2002 | 353 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4604708 | ARM | 5.750 | 16.500 | 10.500 | 1 | 1 | 08/01/04 | PURCHASE | 10.500 | Stated | A- | 487 | 280,000.00 | 280,000.00 | 1 | 8/1/2002 | 352 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4569943 | ARM | 5.750 | 17.200 | 11.200 | 1 | 1 | 08/01/04 | REFI-CASHOUT | 11.200 | Stated | A- | 475 | 170,000.00 | 0 | 1 | 8/7/2002 | 352 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4543740 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 09/01/04 | REFI-CASHOUT | 12.400 | Full | B- | 0 | 164,000.00 | 0.00 | 1 | 8/7/2002 | 353 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4589867 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 09/01/04 | REFI-CASHOUT | 10.500 | Stated | B- | 504 | 225,000.00 | 0 | 1 | 8/12/2002 | 353 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4566832 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 09/01/04 | PURCHASE | 9.450 | Stated | A- | 496 | 180,000.00 | 180,000.00 | 1 | 8/30/2002 | 353 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4571162 | FXD | 0.000 | 8.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.650 | Full | A | 630 | 152,500.00 | 0.00 | 1 | 8/30/2002 | 352 | 04/01/03 | Group II | | | N |
| 4655835 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.100 | Full | A | 780 | 327,000.00 | 0.00 | 1 | 8/30/2002 | 353 | 03/01/03 | Group II | | | N |
| 4872814 | ARM | 4.990 | 16.000 | 10.000 | 1 | 1 | 10/01/04 | REFI-CASHOUT | 10.000 | Stated | A- | 547 | 120,000.00 | 0.00 | 1 | 9/11/2002 | 354 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4876300 | ARM | 6.750 | 14.750 | 8.750 | 1 | 1 | 10/01/04 | REFI-NO CASHOUT | 8.750 | Full | A- | 572 | 420,000.00 | 0.00 | 1 | 9/17/2002 | 354 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4820548 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.750 | Full | C | 673 | 365,000.00 | 0.00 | 1 | 9/20/2002 | 354 | 03/01/03 | Group II | | | N |
| 4731170 | ARM | 4.250 | 12.250 | 6.250 | 1 | 1 | 10/01/04 | REFI-CASHOUT | 6.250 | Stated | AA | 658 | 180,000.00 | 0.00 | 1 | 9/30/2002 | 354 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4819573 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 11/01/04 | PURCHASE | 9.450 | Full | B | 582 | 130,000.00 | 150000 | 1 | 10/4/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4763199 | ARM | 6.990 | 16.650 | 10.650 | 1 | 1 | 10/01/04 | REFI-CASHOUT | 10.650 | Full | B | 516 | 410,000.00 | 0.00 | 1 | 10/8/2002 | 354 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4706677 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.750 | Full | A | 632 | 450,000.00 | 0.00 | 1 | 9/25/2002 | 174 | 03/01/03 | Group II | | | N |
| 4761712 | ARM | 4.890 | 11.890 | 5.890 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 5.890 | Full | A | 707 | 395,000.00 | 0 | 1 | 10/15/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4768840 | FXD | 0.000 | 8.450 | 0.000 | 0 | 0 | | PURCHASE | 8.450 | Stated | AA | 655 | 177,000.00 | 174,900.00 | 1 | 10/15/2002 | 355 | 03/01/03 | Group II | | | N |
| 4750972 | ARM | 6.750 | 16.400 | 10.400 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 10.400 | Full | D | 543 | 120,000.00 | 0 | 1 | 10/16/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4789376 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.500 | Stated | A | 658 | 67,000.00 | 0 | 1 | 10/16/2002 | 355 | 03/01/03 | Group I | | | N |
| 4762183 | ARM | 6.990 | 15.050 | 9.050 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 9.050 | Full | B | 582 | 129,000.00 | 0 | 1 | 10/17/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4781332 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.990 | Stated | AA | 650 | 275,000.00 | 0.00 | 1 | 10/17/2002 | 355 | 03/01/03 | Group II | | | N |
| 4790903 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 11/01/04 | PURCHASE | 7.300 | Stated | B | 606 | 329,000.00 | 329,000.00 | 1 | 10/17/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4785431 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 666 | 153,000.00 | 153,000.00 | 2 | 10/17/2002 | 235 | 03/01/03 | Group II | | | N |
| 4788803 | FXD | 0.000 | 6.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.950 | Full | A | 667 | 360,000.00 | 0.00 | 1 | 10/17/2002 | 355 | 03/01/03 | Group II | | | N |
| 4803503 | ARM | 4.990 | 11.990 | 5.990 | 1 | 1 | 11/01/04 | PURCHASE | 5.990 | Stated | A | 662 | 225,000.00 | 225000 | 1 | 10/18/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4776530 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE | 6.875 | Stated | AA | 643 | 74,000.00 | 74,000.00 | 1 | 10/18/2002 | 355 | 03/01/03 | Group II | | | N |
| 4786372 | ARM | 6.990 | 16.100 | 10.100 | 1 | 1 | 11/01/04 | PURCHASE | 10.100 | Full | B | 535 | 101,000.00 | 101,000.00 | 1 | 10/18/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4716367 | FXD | 0.000 | 12.500 | 0.000 | 0 | 0 | | PURCHASE | 12.500 | Full | B- | 505 | 60,000.00 | 48,900.00 | 1 | 9/18/2002 | 354 | 03/01/03 | Group I | | | N |
| 4769337 | FXD | 0.000 | 10.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.450 | Full | B | 502 | 116,000.00 | 0.00 | 1 | 10/21/2002 | 355 | 03/01/03 | Group I | | | N |
| 4781209 | ARM | 5.750 | 13.400 | 7.400 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 7.400 | Full | A- | 522 | 260,000.00 | 0 | 1 | 10/21/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4782834 | ARM | 4.990 | 12.000 | 6.000 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 6.000 | Full | A | 677 | 335,000.00 | 0.00 | 1 | 10/21/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4800765 | ARM | 4.990 | 11.870 | 5.870 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 5.870 | Full | A | 703 | 270,000.00 | 0 | 1 | 10/21/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4802136 | ARM | 6.750 | 16.400 | 10.400 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.400 | Full | C | 558 | 167,000.00 | 0 | 1 | 10/21/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4755814 | ARM | 5.750 | 16.050 | 10.050 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.050 | Full | A- | 494 | 73,000.00 | 0.00 | 1 | 10/22/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4767801 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 8.750 | Full | A- | 515 | 262,000.00 | 0 | 1 | 10/22/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4771333 | ARM | 5.770 | 14.650 | 8.650 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 8.650 | Full | B | 544 | 240,000.00 | 0 | 1 | 10/22/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4778510 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.600 | Stated | A | 724 | 270,000.00 | 0 | 1 | 10/22/2002 | 355 | 03/01/03 | Group II | | | N |
| 4781241 | ARM | 4.990 | 11.900 | 5.900 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 5.900 | Full | A | 619 | 350,000.00 | 0 | 1 | 10/22/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4701579 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.950 | Full | B | 473 | 106,000.00 | 0 | 1 | 10/23/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4731444 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 | 11/01/04 | PURCHASE | 8.990 | Stated | A- | 639 | 210,000.00 | 210000 | 1 | 10/23/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4762854 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 8.950 | Full | A- | 486 | 300,000.00 | 0 | 1 | 10/23/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4784825 | ARM | 6.750 | 16.650 | 10.650 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.650 | Full | A- | 453 | 208,000.00 | 0 | 1 | 10/23/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4790515 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 11/01/04 | PURCHASE | 11.700 | Full | B- | 482 | 58,000.00 | 55500 | 1 | 10/23/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4806956 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 641 | 400,000.00 | 397000 | 2 | 10/23/2002 | 235 | 03/01/03 | Group II | | | N |
| 4812194 | ARM | 5.990 | 17.800 | 11.800 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 11.800 | Full | B- | 490 | 83,000.00 | 0.00 | 1 | 10/23/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4817144 | ARM | 4.250 | 13.600 | 7.600 | 1 | 1 | 11/01/04 | PURCHASE | 7.600 | Stated | AA | 651 | 190,000.00 | 182500 | 1 | 10/23/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4818383 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 11/01/04 | PURCHASE | 6.500 | Stated | A | 730 | 440,000.00 | 440000 | 1 | 10/23/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4804458 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.300 | Full | B | 542 | 131,000.00 | 0.00 | 1 | 10/24/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4806535 | ARM | 4.250 | 11.625 | 5.625 | 1 | 1 | 11/01/04 | PURCHASE | 5.625 | Full | AA | 713 | 684,000.00 | 684,000.00 | 1 | 10/24/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4821148 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE | 6.875 | Stated | AA | 651 | 104,000.00 | 102,000.00 | 1 | 10/24/2002 | 355 | 03/01/03 | Group I | | | N |
| 4839560 | ARM | 5.990 | 16.750 | 10.750 | 1 | 1 | 11/01/04 | PURCHASE | 10.750 | Full | B | 571 | 44,000.00 | 44000 | 1 | 10/24/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4742045 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 11.850 | Full | C | 508 | 70,000.00 | 0 | 1 | 10/25/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4781548 | ARM | 6.750 | 15.350 | 9.350 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.350 | Full | A- | 512 | 170,000.00 | 0.00 | 1 | 10/25/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4784292 | ARM | 5.750 | 16.550 | 10.550 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.550 | Full | A- | 613 | 90,000.00 | 0.00 | 1 | 10/25/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4785887 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 8.990 | Full | A- | 638 | 288,000.00 | 0.00 | 1 | 10/25/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4789680 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 11/01/04 | PURCHASE | 9.000 | Stated | A- | 520 | 253,000.00 | 253000 | 1 | 10/25/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4800383 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 7.250 | Stated | AA | 698 | 262,000.00 | 0 | 1 | 10/25/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4800886 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 780 | 235,000.00 | 222,500.00 | 2 | 10/25/2002 | 235 | 03/01/03 | Group II | | | N |
| 4806813 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 11/01/04 | PURCHASE | 7.800 | Full | B | 622 | 115,000.00 | 115000 | 1 | 10/25/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4820825 | ARM | 5.990 | 18.400 | 12.400 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 12.400 | Full | B | 508 | 123,000.00 | 0 | 1 | 10/25/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4827317 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A- | 532 | 83,000.00 | 82,500.00 | 1 | 10/25/2002 | 355 | 03/01/03 | Group II | | | N |
| 4742772 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 11.850 | Full | D | 543 | 100,000.00 | 0.00 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4748059 | ARM | 6.750 | 16.650 | 10.650 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.650 | Full | B | 490 | 111,000.00 | 0 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4761194 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.950 | Full | B- | 488 | 126,500.00 | 0.00 | 1 | 10/28/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4794818 | FXD | 0.000 | 8.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.400 | Full | A | 614 | 235,000.00 | 0.00 | 1 | 10/28/2002 | 355 | 03/01/03 | Group I | | | N |
| 4777447 | ARM | 5.990 | 16.150 | 10.150 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.150 | Stated | B | 570 | 67,000.00 | 0 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4765142 | ARM | 5.750 | 15.990 | 9.990 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.990 | Stated | A- | 468 | 193,000.00 | 0 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4801437 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.500 | Full | A- | 601 | 295,000.00 | 0.00 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4805610 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 8.950 | Full | A- | 467 | 110,000.00 | 0.00 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4805867 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.250 | Full | A- | 534 | 72,000.00 | 0 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4825808 | ARM | 5.750 | 16.650 | 10.650 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.650 | Stated | A- | 506 | 255,000.00 | 0 | 1 | 10/28/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4768230 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.500 | Limited | A- | 604 | 325,000.00 | 0.00 | 1 | 10/29/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4790150 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.550 | Stated | AA | 658 | 267,000.00 | 0.00 | 1 | 10/29/2002 | 355 | 03/01/03 | Group II | | | N |
| 4630264 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 11/01/04 | PURCHASE | 9.550 | Full | B | 541 | 105,000.00 | 93500 | 1 | 10/30/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4702395 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 11/01/04 | PURCHASE | 10.450 | Full | B | 517 | 88,500.00 | 87200 | 1 | 10/30/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4737748 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.000 | Full | B | 497 | 56,000.00 | 0.00 | 1 | 10/30/2002 | 235 | 03/01/03 | Group II | | | N |
| 4758300 | ARM | 6.750 | 17.850 | 11.850 | 3 | 1 | 11/01/05 | REFI-NO CASHOUT | 11.850 | Full | D | 509 | 165,000.00 | 0 | 1 | 10/30/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4780037 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 11/01/04 | PURCHASE | 8.000 | Full | A- | 537 | 135,000.00 | 118000 | 1 | 10/30/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4780508 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 11.200 | Full | B- | 496 | 98,000.00 | 0.00 | 1 | 10/30/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4785622 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.200 | Full | B- | 474 | 140,000.00 | 0 | 1 | 10/30/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4808317 | ARM | 5.750 | 15.300 | 9.300 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.300 | Stated | A- | 480 | 46,000.00 | 0 | 1 | 10/30/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4811303 | ARM | 4.990 | 15.050 | 9.050 | 1 | 1 | 11/01/04 | PURCHASE | 9.050 | Limited | A | 621 | 90,000.00 | 89500 | 1 | 10/30/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4816344 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.500 | Full | A- | 474 | 141,000.00 | 0.00 | 1 | 10/30/2002 | 355 | 03/01/03 | Group I | | | N |
| 4829891 | ARM | 5.750 | 18.300 | 12.300 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 12.300 | Full | A- | 493 | 123,000.00 | 0 | 1 | 10/30/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4830928 | ARM | 4.990 | 12.450 | 8.450 | 1 | 1 | 11/01/04 | PURCHASE | 8.450 | Stated | A | 672 | 449,000.00 | 445000 | 1 | 10/30/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4852984 | ARM | 4.990 | 11.740 | 5.740 | 1 | 1 | 11/01/04 | PURCHASE | 5.740 | Full | A | 677 | 625,000.00 | 544,900.00 | 1 | 10/30/2002 | 355 | 05/01/03 | Group II | LIBOR | 6 | N |
| 4746020 | ARM | 6.250 | 17.300 | 11.300 | 1 | 1 | 11/01/04 | PURCHASE | 11.300 | Full | B- | 527 | 130,000.00 | 130000 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4754718 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.850 | Full | B | 473 | 105,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4788638 | ARM | 6.250 | 14.250 | 8.250 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 8.250 | Full | A- | 528 | 115,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4773784 | ARM | 6.750 | 13.750 | 7.750 | 3 | 1 | 11/01/05 | REFI-CASHOUT | 7.750 | Full | C | 678 | 485,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4782517 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.250 | Full | B- | 464 | 150,000.00 | 0.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4784548 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 10.450 | Full | B- | 477 | 192,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4796165 | ARM | 5.750 | 15.050 | 9.050 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 9.050 | Full | A- | 531 | 117,000.00 | 0 | 1 | 10/31/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4805074 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 11/01/04 | PURCHASE | 8.300 | Full | B | 583 | 102,000.00 | 102000 | 1 | 10/31/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4808507 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 11/01/04 | PURCHASE | 10.500 | Limited | B | 514 | 171,000.00 | 170,000.00 | 1 | 10/31/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4818704 | ARM | 5.990 | 13.600 | 7.600 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 7.600 | Stated | B | 622 | 335,000.00 | 0.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4824611 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 6.900 | Stated | AA | 647 | 180,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4825105 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 11/01/04 | REFI-CASHOUT | 10.850 | Full | B- | 527 | 90,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4825170 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 11/01/04 | REFI-NO CASHOUT | 9.950 | Full | B | 514 | 110,000.00 | 0 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7281
nam.dang@wamu.net



GCM_LBMLT_2003-2_MtgTotal_040203.xls
4/8/2003 2:54 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage**

Specialty Home Loans

Washington Mutual

| 5441 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 4832341 | 0073568289 | MICHAEL R BROWN | 11078 LAMPIONE STREET | LAS VEGAS | NV | 89139 | OWNER-OCC | PUD | 240 | 20.00 | 97.93 |
| 4832854 | 0073568313 | DEWEY GLEN WILLIS | 111 SE CR 3010 | CORSICANA | TX | 75110 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4835369 | 0073568669 | MICHAEL K KOOGLE | 7535 HIGHWAY 86 | KIOWA | CO | 80117 | OWNER-OCC | SFR | 360 | 62.87 | 62.87 |
| 4835427 | 0073568883 | DONNA FEARS-GRAHAM | 2438 HARWOOD ROAD | GONZALES | TX | 78629 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 4837821 | 0073568882 | PAULETTE F THOMPSON | 1453 66TH AVENUE | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4838033 | 0073569063 | CRAIG M BASSON | 8302 W 93RD AVE | WESTMINSTER | CO | 80031 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4838884 | 0073569246 | SAMUEL LOPEZ | 140 FLEMING AVENUE | LAKE WORTH | FL | 33463 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4839601 | 0073569303 | WILLIAM J OSBORN | 1906 FREEMAN DRIVE | BELLEVUE | NE | 68005 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4856555 | 0073570707 | CALANDRA J ROGERS | 2478 KITCHNER DR | COLUMBUS | OH | 43207 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4758785 | 0073571044 | SANTIAGO CAMARENA | 5850 BUTLER AVENUE | LONG BEACH | CA | 90805 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4783304 | 0073571077 | LONA STEARNS | 54704 W BASELINE ROAD | TONOPAH | AZ | 85354 | OWNER-OCC | SFR | 360 | 67.24 | 67.24 |
| 4699591 | 0073571184 | EMMA L SOMERVILLE | 6231 S ST LAWRENCE | CHICAGO | IL | 60637 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 |
| 4702403 | 0073571218 | DAVID SANDERS | 12118 HILLCROFT | HOUSTON | TX | 77035 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 4722328 | 0073571267 | JAMES LIBBE | 1835 GLENEAGLE CIRCLE | ELGIN | IL | 60123 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4768457 | 0073571374 | NED R BARNETT | 305 TURNER DRIVE | WILLOW SPRINGS | MO | 65793 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4780391 | 0073571408 | JOEL ROBINSON | 3797 GREASY CREEK RD | SHELBIANA | KY | 41562 | OWNER-OCC | MANUMOBIL | 360 | 75.00 | 75.00 |
| 4787875 | 0073571457 | JESSE IGNACIO CLEMENTE | 1014 NESTING SWALLOW DR | JACKSONVILLE | FL | 32225 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 4849972 | 0073572414 | BRUCE J CULVER | 224 N 25TH AVENUE | GREELEY | CO | 80631 | NON OWNER | SFR | 360 | 73.91 | 73.91 |
| 4852968 | 0073572471 | DAWN E FAUBERE | 755 COLONY PARK DR C | YORK | PA | 17404 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 |
| 4706503 | 0073572447 | ISRAEL TORRES | 651 6TH STREET | ROMA | TX | 78584 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4799433 | 0073573040 | HARLOWE KILIAN | 9284 OAK AVENUE | ORANGEVALE | CA | 95662 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4814851 | 0073573297 | ALBERT O DUNN | 150 CR 323 | COMANCHE | TX | 76442 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4829610 | 0073573586 | NICHOLAS MOLINARO | 412 OHIO ST | TILTONSVILLE | OH | 43963 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4856197 | 0073574089 | GEORGE W GAUTHIER III | 1170 BRIGHTON AVE | WHEATON | IL | 60187 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4721544 | 0073574279 | JAY DUSTERHOFF | 288 POTTER LN | COLUMBIA FALLS | MT | 59912 | OWNER-OCC | MANUMOBIL | 360 | 75.00 | 75.00 |
| 4724290 | 0073574311 | JAMES T ANDERSON JR | 3784 S WESTMORELAND DRIVE | HOMOSASSA | FL | 34448 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4738458 | 0073574345 | ROY J COUCH | 824 ASPEN LANE | GATLINBURG | TN | 37738 | NON OWNER | SFR | 360 | 71.00 | 71.00 |
| 4753901 | 0073574352 | BARBARA J SLOCUM | 148 DITTMAR DRIVE | SOUTH TOMS RIVER | NJ | 8757 | OWNER-OCC | SFR | 360 | 73.17 | 73.17 |
| 4867834 | 0073575812 | SAMUEL MAGANA JR | 1207 VAN BUREN STREET | PUEBLO | CO | 81004 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4733929 | 0073576043 | HARVIE FERRELL | 382 COLORADO AVE | AURORA | IL | 60506 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4785003 | 0073576274 | YADIRA SEGOVIA | 168 E 17TH STREET | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4840336 | 0073576969 | JOSE R MERLO | 1204 SW 138TH PLACE | MIAMI | FL | 33184 | NON OWNER | PUD | 360 | 70.00 | 70.00 |
| 4840757 | 0073577769 | CHARLES R KEY | 4304 MAPLE COURT | FERNANDINA BEACH | FL | 32034 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4749099 | 0073577884 | DANIEL FUMMEY | 37 TOWNHOUSE LANE | LITTLE EGG HARBOR | NJ | 8087 | NON OWNER | CONDO | 360 | 80.00 | 80.00 |
| 4764195 | 0073577975 | PATRICK W HUNTER | 1275 LITTLE BIG HORN DR | O'FALLON | MO | 63366 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4800106 | 0073578073 | MICHAEL J LEMBO | 7300 N SAN ANNA DRIVE | TUCSON | AZ | 85704 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4820716 | 0073578341 | NORMA WAGNER | 6417 BANDURA AVENUE | NEW PORT RICHEY | FL | 34653 | OWNER-OCC | SFR | 360 | 76.88 | 76.88 |
| 4840500 | 0073578700 | TERRY WEATHERS | 1308 JUSTIN LANE | AUSTIN | TX | 78757 | 2ND HOME | SFR | 360 | 70.00 | 70.00 |
| 4845111 | 0073578841 | JOHNNY RIOS | 755 FRAZER STREET | BALDWIN PARK | CA | 91706 | OWNER-OCC | SFR | 360 | 88.56 | 88.56 |
| 4848891 | 0073579039 | HENRY A SANCHEZ | 77 HOLLY DRIVE | WARETOWN | NJ | 8758 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4793050 | 0073579658 | BRADLEY PHELPS | 2351 RICHARDS COURT | WASILLA | AK | 99654 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 4743844 | 0073579930 | WILLIAM T ANDERSON | 8750 NORTH LAWN STREET | DETROIT | MI | 48204 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4820999 | 0073580506 | BETTY JAMES | 1812 MERRIMAN AVENUE | CHARLOTTE | NC | 28203 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4841532 | 0073580938 | SCOTT A CARDONE | 23513 MORSE RD | RAYMOND | OH | 43067 | OWNER-OCC | SFR | 360 | 72.94 | 72.94 |
| 4853287 | 0073581274 | RANDY T ETUDE | 72 GINGHAM STREET | TRABUCO CAYNON | CA | 92679 | OWNER-OCC | SFR | 360 | 74.31 | 74.31 |
| 4878294 | 0073581926 | EUGENIA RODRIGUEZ | 3115 TULIPAN STREET | MISSION | TX | 78572 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 4757910 | 0073582058 | JOSEPH ALLISON | 130 GRASSY LANE | BOWMAN | SC | 29018 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 4705563 | 0073582207 | IVETTE SALGADO | 342 HENDRIX STREET | BROOKLYN | NY | 11207 | OWNER-OCC | 2-4 UNITS | 360 | 84.85 | 84.85 |
| 4790887 | 0073582454 | BEVERLY KANE | 4708 NW 50 COURT | TAMARAC | FL | 33319 | OWNER-OCC | SFR | 360 | 64.97 | 64.97 |
| 4705662 | 0073582504 | VERDA JOHNSON | 39 W 108TH PLACE | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4814422 | 0073582744 | KATHARD W MARKS | RT 1 BOX 153 C | NORLINA | NC | 27563 | OWNER-OCC | MANUMOBIL | 360 | 85.87 | 85.87 |
| 4835872 | 0073583106 | RANDY P DUPRE | 1548 HIGHWAY 665 | MONTEGUT | LA | 70377 | OWNER-OCC | SFR | 360 | 42.39 | 42.39 |
| 4845238 | 0073583288 | SHERRIL GORDON | 1248 W 39TH PLACE | LOS ANGELES | CA | 90037 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4852075 | 0073583601 | MICHAEL E MCFALL | 81 E WATERBURY LN | MERIDIAN | ID | 83642 | NON OWNER | PUD | 360 | 80.00 | 80.00 |
| 4852083 | 0073583619 | MICHAEL E MCFALL | 64 E WATERBURY LN | MERIDIAN | ID | 83642 | NON OWNER | PUD | 360 | 80.00 | 80.00 |
| 4875456 | 0073584237 | GARY SANDERS | 2571 COUNTY ROAD 529 | BURLESON | TX | 76028 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 4747168 | 0073584526 | RYAN BRADLEY | 240 GREEN VALLEY DRIVE | BASTROP | TX | 78602 | OWNER-OCC | MANUMOBIL | 360 | 70.57 | 70.57 |
| 4794806 | 0073584682 | STACY A SCHLEGEL | 5058 NOON ROAD | BELLINGHAM | WA | 98226 | OWNER-OCC | SFR | 360 | 66.35 | 66.35 |
| 4817813 | 0073584863 | KEITH SIMMONS | 728 E SILVER BELLE DRIVE | ZEBULON | NC | 27597 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 4843934 | 0073585473 | SHAUN M GREEN | 4308 N COOK CIR | LEAGUE CITY | TX | 77573 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 4860110 | 0073585988 | DERWIN S PALAROAN | 881 VALLEY CREST DR | CARSON CITY | NV | 89705 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4885341 | 0073588324 | STEVE A CRESWELL SR | 1158 RIVER BEND DR | BLANCO | TX | 78606 | OWNER-OCC | SFR | 360 | 72.05 | 72.05 |
| 4866885 | 0073586364 | SOTIRIOS ZACHAROPOULOS | 1801 S KEENE ROAD | CLEARWATER | FL | 33756 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4867057 | 0073586398 | PAUL FIGLIUOLO | 8027 EASTWOOD | NORRIDGE | IL | 60706 | OWNER-OCC | SFR | 360 | 54.84 | 54.84 |
| 4867380 | 0073586406 | SHAWN KOTHS | 1853 RICHMOND | LINCOLN PARK | MI | 48146 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4873865 | 0073586588 | CHARLES M REED | 11841 SE 318TH PL | AUBURN | WA | 98092 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4881074 | 0073586703 | NATASHA MILES | 4774 GLORIA ROAD | MEMPHIS | TN | 38118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4788981 | 0073587065 | GABINO CASTRO | 2501 ENGLEWOOD AVE | YAKIMA | WA | 98902 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4818583 | 0073587230 | MARIA GARCIA | 333 N SMOKETREE AVENUE | RIALTO | CA | 92376 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4830857 | 0073587388 | KELLY S HOWARD | 154 WILDWOOD DRIVE | JACKSONVILLE | AL | 36265 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4834481 | 0073587487 | TIMOTHY P AMLAW | 1243 GAYLORD ST UNIT 108 | DENVER | CO | 80206 | NON OWNER | CONDO | 360 | 80.00 | 80.00 |
| 4858703 | 0073588311 | STEPHEN D JAGYNA | 2003 218TH PLACE | SAUK VILLAGE | IL | 60411 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4869487 | 0073588741 | PATRICIA A HILL | 4919 3RD AVE SOUTH | ST PETERSBURG | FL | 33733 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4869855 | 0073588766 | BENNIE PAYNE | 818 W 20TH STREET | LORAIN | OH | 44052 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4872885 | 0073588964 | ROBERT F DORGAN | 94 LYNNFIELD STREET | PEABODY | MA | 1960 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4881751 | 0073589378 | JOSEPHINE L RICHARDS | 7537 S DANTE AVE | CHICAGO | IL | 60619 | OWNER-OCC | 2-4 UNITS | 360 | 74.38 | 74.38 |
| 4733762 | 0073589772 | BETTY J RACH | 3385 TREVAN ROAD | PASADENA | CA | 91107 | OWNER-OCC | SFR | 360 | 51.30 | 51.30 |
| 4845327 | 0073590655 | JOHN T EMPSON | 544 E HILLTOP DRIVE | SCOTTSBURG | IN | 47170 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 |
| 4867852 | 0073591307 | WALTER D MACHCINSKI | 2529 SYLVANIA AVENUE | TOLEDO | OH | 43613 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4865705 | 0073591372 | THOMAS M HORNE | 2265 S WINDSOR STREET | SALT LAKE CITY | UT | 84106 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4877411 | 0073592008 | RUTH MCGLYNN | 23526 NEWGATE DRIVE | SPRING | TX | 77373 | OWNER-OCC | PUD | 360 | 65.00 | 65.00 |
| 4834768 | 0073593188 | WALTER REW | 101 KINNE | TEMPLE | TX | 76504 | OWNER-OCC | MANUMOBIL | 360 | 83.00 | 83.00 |
| 4838593 | 0073593279 | CELESTINO CARREON | 23935 HACKBERRY LOOP | SAN ANTONIO | TX | 78264 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 4854030 | 0073593600 | SANDRA K KOLKA | 12781 LINCOLN STREET | GRAND HAVEN | MI | 49417 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4858338 | 0073593782 | DANNY J LEHMAN | 3001 T P WHITE DRIVE | JACKSONVILLE | AR | 72076 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4863484 | 0073593923 | ANDREA F WASHINGTON | 787 SILVER HILL RD | NEWPORT | NC | 28570 | OWNER-OCC | MANUMOBIL | 360 | 65.00 | 65.00 |
| 4872068 | 0073594184 | KEN L CLARK | 3704 MAYWOOD COURT | CARROLLTON | TX | 75007 | OWNER-OCC | PUD | 180 | 74.47 | 74.47 |
| 4880183 | 0073594442 | HOWARD HIXSON | 4817 N TROY | CHICAGO | IL | 60625 | OWNER-OCC | 2-4 UNITS | 360 | 77.95 | 77.95 |
| 4880381 | 0073594487 | PAUL WELLS | 2590 GLENCOE ST | DENVER | CO | 80207 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 4801013 | 0073595050 | REBECCA SCHAFFER | 5878 NW 124TH WAY | CORAL SPRINGS | FL | 33076 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 4680997 | 0073595209 | ROGER LEBEL | 47 SOUTH AVENUE | MERIDEN | CT | 6451 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 |
| 4765483 | 0073595282 | VERNELL C THOMPSON | 812 WALKER | OPELOUSAS | LA | 70570 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4800009 | 0073595407 | DENNIS J LIGHTNER | 2400 DOGWOOD DR | YOUNGSTOWN | OH | 44511 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4836872 | 0073595688 | ANTONIO MATTOS | 1719 BAINBRIDGE STREET | POMONA | CA | 91768 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4843482 | 0073595781 | PATRICIA A BOLDEN | 6817 85TH STREET SOUTH | BIRMINGHAM | AL | 35212 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4844650 | 0073595779 | EARLENE COCHRAN | 5419 CANYON FOREST DRIVE | HOUSTON | TX | 77088 | OWNER-OCC | PUD | 360 | 77.78 | 77.78 |
| 4868277 | 0073598447 | CYNTHIA M WILSON | 142 HEMPHILL RD | ASHEVILLE | NC | 28803 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 4848897 | 0073598833 | ROBERT O MALOY | 22252 104TH PLACE SE | KENT | WA | 98031 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4854519 | 0073598773 | VINCENT KELLY | 15442 ELLIS AVENUE | DOLTON | IL | 60419 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4854931 | 0073598799 | HOMA FARD | 3455 FRANKLIN AVENUE | RIVERSIDE | CA | 92507 | NON OWNER | 2-4 UNITS | 360 | 84.21 | 84.21 |
| 4867438 | 0073599201 | JOSHUA L STYKES | 5601 WEDEKIND ROAD | SPARKS | NV | 89431 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4878520 | 0073599508 | VICTOR HERNANDEZ | 8900 DEBBIE DRIVE | EL PASO | TX | 79925 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 4889164 | 0073600041 | MARCO A CEDILLO | 545 RED ROSE STREET | BROWNSVILLE | TX | 78520 | OWNER-OCC | SFR | 180 | 59.41 | 59.41 |
| 4706170 | 0073600637 | DARREN L HENDERSON | 188 DODGE PLACE | HOT SPRINGS | AR | 71913 | OWNER-OCC | MANUMOBIL | 360 | 74.03 | 74.03 |
| 4789822 | 0073600710 | SANDRA R WASMUND | 9474 COUNTY ROAD H BOX 5 | MESITA | CO | 81142 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4791935 | 0073600736 | JOEL H SCHORR | 5032 BUTLER ROAD | CANANDAIGUA | NY | 14424 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4830261 | 0073600918 | JILL KISSELL D'ARPINO | 2934 LAPIS BEACH DR | LAS VEGAS | NV | 89117 | OWNER-OCC | PUD | 360 | 83.83 | 83.83 |

| LOAN NUMBER | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4832341 | 11.99 | 12/01/02 | 11/01/22 | 482.34 | 43,833.00 | 43,628.45 | 43,582.03 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 |
| 4832854 | 10.25 | 12/01/02 | 11/01/32 | 807.39 | 90,100.00 | 89,940.91 | 89,907.87 | ARM | 5.990 | 16.250 | 10.250 | 3 | 1 |
| 4835369 | 5.74 | 12/01/02 | 11/01/32 | 3,296.26 | 565,600.00 | 563,415.58 | 562,812.30 | ARM | 4.990 | 11.740 | 5.740 | 1 | 1 |
| 4835427 | 11.55 | 12/01/02 | 11/01/32 | 715.76 | 72,000.00 | 71,761.13 | 71,738.07 | ARM | 8.750 | 17.550 | 11.550 | 1 | 1 |
| 4837821 | 9.10 | 12/01/02 | 11/01/32 | 1,623.66 | 200,000.00 | 199,567.14 | 199,456.88 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 |
| 4838033 | 8.63 | 12/01/02 | 11/01/32 | 1,137.13 | 146,200.00 | 145,828.06 | 145,737.05 | ARM | 5.990 | 14.625 | 8.625 | 1 | 1 |
| 4838884 | 10.35 | 12/01/02 | 11/01/32 | 1,734.08 | 191,920.00 | 191,600.77 | 191,519.24 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 |
| 4839601 | 8.90 | 12/01/02 | 11/01/32 | 634.77 | 79,600.00 | 79,465.01 | 79,374.40 | ARM | 6.750 | 14.900 | 8.900 | 1 | 1 |
| 4856555 | 9.05 | 12/01/02 | 11/01/32 | 487.18 | 57,800.00 | 57,673.58 | 57,641.37 | ARM | 6.990 | 15.050 | 9.050 | 1 | 1 |
| 4758785 | 9.99 | 12/01/02 | 11/01/32 | 1,490.62 | 170,000.00 | 169,694.73 | 169,618.62 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 4783304 | 9.75 | 12/01/02 | 11/01/32 | 1,675.35 | 195,000.00 | 194,631.62 | 194,537.65 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 |
| 4699591 | 11.25 | 12/01/02 | 11/01/32 | 1,019.83 | 105,000.00 | 104,856.18 | 104,819.38 | ARM | 8.250 | 17.250 | 11.250 | 1 | 1 |
| 4702403 | 11.85 | 12/01/02 | 11/01/32 | 918.19 | 89,600.00 | 89,494.75 | 89,467.78 | ARM | 8.250 | 17.850 | 11.850 | 3 | 1 |
| 4722328 | 6.99 | 12/01/02 | 11/01/32 | 1,016.88 | 153,000.00 | 152,364.32 | 152,364.32 | ARM | 5.750 | 12.990 | 6.990 | 1 | 1 |
| 4768457 | 9.50 | 12/01/02 | 11/01/32 | 661.13 | 78,625.00 | 78,468.42 | 78,428.50 | ARM | 6.750 | 15.500 | 9.500 | 1 | 1 |
| 4780391 | 9.85 | 12/01/02 | 11/01/32 | 734.37 | 84,750.00 | 84,593.20 | 84,553.28 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 |
| 4787875 | 11.15 | 12/01/02 | 11/01/32 | 942.00 | 97,750.00 | 97,643.35 | 97,573.57 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 |
| 4849972 | 8.25 | 12/01/02 | 11/01/32 | 623.36 | 85,000.00 | 84,674.87 | 84,592.92 | ARM | 4.250 | 13.250 | 8.250 | 1 | 1 |
| 4852968 | 11.00 | 12/01/02 | 11/01/32 | 304.75 | 32,000.00 | 31,953.70 | 31,941.88 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 |
| 4706503 | 9.55 | 12/01/02 | 11/01/32 | 538.38 | 63,750.00 | 63,634.31 | 63,583.33 | ARM | 4.990 | 15.550 | 9.550 | 1 | 1 |
| 4799433 | 8.75 | 12/01/02 | 11/01/32 | 1,132.85 | 144,000.00 | 143,664.08 | 143,579.67 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 |
| 4814851 | 10.45 | 12/01/02 | 11/01/32 | 338.90 | 37,200.00 | 37,123.94 | 37,123.94 | ARM | 4.990 | 16.450 | 10.450 | 1 | 1 |
| 4829610 | 9.35 | 01/01/03 | 12/01/32 | 582.61 | 70,200.00 | 70,037.99 | 70,037.99 | ARM | 6.750 | 15.350 | 9.350 | 1 | 1 |
| 4856197 | 7.95 | 12/01/02 | 11/01/32 | 2,482.96 | 340,000.00 | 338,258.54 | 338,004.30 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 |
| 4721544 | 11.05 | 12/01/02 | 11/01/32 | 867.87 | 90,750.00 | 90,620.16 | 90,586.65 | ARM | 6.250 | 17.050 | 11.050 | 1 | 1 |
| 4724290 | 11.20 | 12/01/02 | 11/01/32 | 493.41 | 51,000.00 | 50,929.38 | 50,911.31 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 |
| 4738458 | 7.75 | 01/01/03 | 12/01/32 | 1,002.05 | 139,870.00 | 138,569.87 | 138,462.75 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 |
| 4753901 | 10.75 | 12/01/02 | 11/01/32 | 840.14 | 90,000.00 | 89,828.81 | 89,828.61 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 4867834 | 10.80 | 01/01/03 | 12/01/32 | 772.78 | 82,450.00 | 82,357.03 | 82,325.46 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 |
| 4733929 | 10.40 | 12/01/02 | 11/01/32 | 766.65 | 84,500.00 | 84,360.94 | 84,325.47 | ARM | 6.750 | 16.400 | 10.400 | 1 | 1 |
| 4785003 | 6.50 | 12/01/02 | 11/01/32 | 1,251.50 | 198,000.00 | 197,278.17 | 197,085.76 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 |
| 4840336 | 8.20 | 12/01/02 | 11/01/32 | 916.00 | 122,500.00 | 122,181.07 | 122,099.97 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 |
| 4840757 | 11.90 | 12/01/02 | 11/01/32 | 1,020.92 | 100,000.00 | 99,881.21 | 99,850.76 | ARM | 6.250 | 17.900 | 11.900 | 1 | 1 |
| 4749099 | 10.75 | 01/01/03 | 12/01/32 | 547.56 | 60,800.00 | 60,730.70 | 60,707.19 | ARM | 6.750 | 16.750 | 10.750 | 1 | 1 |
| 4764195 | 8.75 | 12/01/02 | 11/01/32 | 1,003.05 | 127,500.00 | 127,178.32 | 127,100.60 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 |
| 4800106 | 7.88 | 12/01/02 | 11/01/32 | 1,359.51 | 187,500.00 | 186,978.73 | 186,848.27 | FXD | 0.000 | 7.875 | 0.000 | 0 | 0 |
| 4820716 | 10.95 | 12/01/02 | 11/01/32 | 583.36 | 61,500.00 | 61,389.94 | 61,366.76 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 |
| 4840500 | 7.55 | 01/01/03 | 12/01/32 | 983.70 | 140,000.00 | 139,681.65 | 139,578.98 | ARM | 5.750 | 13.550 | 7.550 | 1 | 1 |
| 4845111 | 10.02 | 12/01/02 | 11/01/32 | 1,613.08 | 183,500.00 | 183,171.57 | 183,087.99 | ARM | 5.750 | 16.020 | 10.020 | 1 | 1 |
| 4848891 | 10.70 | 01/01/03 | 12/01/32 | 1,073.84 | 115,500.00 | 115,411.68 | 115,321.78 | ARM | 5.750 | 16.700 | 10.700 | 1 | 1 |
| 4793050 | 11.65 | 12/01/02 | 11/01/32 | 894.07 | 89,250.00 | 89,137.98 | 89,109.29 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 |
| 4743844 | 11.65 | 01/01/03 | 12/01/32 | 641.13 | 64,000.00 | 63,940.03 | 63,919.65 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 |
| 4820999 | 11.70 | 01/01/03 | 12/01/32 | 553.08 | 55,200.00 | 55,148.87 | 55,131.49 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 |
| 4841532 | 10.50 | 01/01/03 | 12/01/32 | 1,294.38 | 141,500.00 | 141,387.04 | 141,272.09 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 |
| 4853287 | 9.25 | 12/01/02 | 11/01/32 | 3,331.84 | 405,000.00 | 404,150.38 | 403,933.87 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 |
| 4878294 | 11.55 | 01/01/03 | 12/01/32 | 417.53 | 42,000.00 | 41,959.77 | 41,946.10 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 |
| 4757910 | 12.20 | 12/01/02 | 11/01/32 | 551.25 | 52,800.00 | 52,738.47 | 52,721.37 | ARM | 6.250 | 18.200 | 12.200 | 1 | 1 |
| 4705563 | 10.00 | 01/01/03 | 12/01/32 | 1,474.33 | 168,000.00 | 167,776.15 | 167,698.95 | ARM | 6.250 | 16.000 | 10.000 | 1 | 1 |
| 4790887 | 12.15 | 12/01/02 | 11/01/32 | 604.88 | 58,150.00 | 58,084.68 | 58,067.91 | ARM | 6.750 | 18.150 | 12.150 | 1 | 1 |
| 4705662 | 10.20 | 01/01/03 | 12/01/32 | 663.94 | 74,400.00 | 74,304.57 | 74,272.22 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 |
| 4814422 | 8.30 | 12/01/02 | 11/01/32 | 626.48 | 83,000.00 | 82,788.23 | 82,734.37 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 |
| 4835872 | 11.65 | 01/01/03 | 12/01/32 | 350.62 | 35,000.00 | 34,934.73 | 34,923.27 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 |
| 4845238 | 11.85 | 01/01/03 | 12/01/32 | 1,208.92 | 118,950.00 | 118,843.38 | 118,807.14 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 |
| 4852075 | 8.25 | 01/01/03 | 12/01/32 | 611.20 | 83,024.00 | 82,768.42 | 82,700.40 | ARM | 4.250 | 14.250 | 8.250 | 1 | 1 |
| 4852083 | 8.25 | 01/01/03 | 12/01/32 | 619.67 | 84,400.00 | 84,158.49 | 84,077.15 | ARM | 4.250 | 14.250 | 8.250 | 1 | 1 |
| 4875456 | 7.10 | 01/01/03 | 12/01/32 | 693.54 | 103,700.00 | 102,885.29 | 102,885.29 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 |
| 4747168 | 9.85 | 01/01/03 | 12/01/32 | 611.49 | 70,560.00 | 70,471.49 | 70,438.45 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 |
| 4794806 | 8.35 | 01/01/03 | 12/01/32 | 1,440.79 | 190,000.00 | 189,641.40 | 189,520.70 | ARM | 5.750 | 14.350 | 8.350 | 1 | 1 |
| 4817813 | 11.45 | 01/01/03 | 12/01/32 | 835.75 | 84,770.00 | 84,637.08 | 84,608.91 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 |
| 4843934 | 11.00 | 01/01/03 | 12/01/32 | 1,590.39 | 167,000.00 | 166,819.89 | 166,758.48 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 |
| 4860110 | 11.55 | 01/01/03 | 12/01/32 | 1,420.49 | 143,493.60 | 143,356.20 | 143,308.51 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 |
| 4885341 | 7.75 | 01/01/03 | 12/01/32 | 1,719.39 | 240,000.00 | 239,316.85 | 239,315.85 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 |
| 4866885 | 11.20 | 01/01/03 | 12/01/32 | 1,160.96 | 120,000.00 | 119,917.70 | 119,833.85 | ARM | 6.750 | 17.200 | 11.200 | 1 | 1 |
| 4867057 | 7.80 | 01/01/03 | 12/01/32 | 1,223.78 | 170,000.00 | 169,641.34 | 169,520.23 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 |
| 4867380 | 10.45 | 01/01/03 | 12/01/32 | 813.08 | 89,250.00 | 89,177.97 | 89,104.68 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 4873865 | 11.70 | 01/01/03 | 12/01/32 | 925.14 | 92,000.00 | 91,914.40 | 91,885.42 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 |
| 4881074 | 11.30 | 01/01/03 | 12/01/32 | 584.65 | 59,960.00 | 59,884.43 | 59,842.78 | ARM | 6.750 | 17.300 | 11.300 | 3 | 1 |
| 4788981 | 10.00 | 01/01/03 | 12/01/32 | 372.97 | 42,500.00 | 42,360.34 | 42,380.34 | ARM | 6.750 | 16.000 | 10.000 | 1 | 1 |
| 4818583 | 10.45 | 01/01/03 | 12/01/32 | 1,148.05 | 125,800.00 | 125,647.05 | 125,595.18 | FXD | 0.000 | 10.450 | 0.000 | 0 | 0 |
| 4830857 | 11.75 | 01/01/03 | 12/01/32 | 419.82 | 41,600.00 | 41,561.87 | 41,548.91 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 4834481 | 9.80 | 01/01/03 | 12/01/32 | 1,069.91 | 124,000.00 | 123,826.87 | 123,768.21 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 |
| 4858703 | 10.33 | 01/01/03 | 12/01/32 | 766.43 | 85,000.00 | 84,813.84 | 84,777.10 | ARM | 6.250 | 16.325 | 10.325 | 1 | 1 |
| 4869487 | 11.70 | 01/01/03 | 12/01/32 | 659.66 | 65,600.00 | 65,559.88 | 65,518.57 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 |
| 4869855 | 10.70 | 01/01/03 | 12/01/32 | 803.29 | 86,400.00 | 86,295.64 | 86,261.82 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 |
| 4872885 | 10.05 | 01/01/03 | 12/01/32 | 1,840.75 | 208,875.00 | 208,691.38 | 208,504.89 | ARM | 6.750 | 16.050 | 10.050 | 1 | 1 |
| 4881751 | 10.00 | 01/01/03 | 12/01/32 | 1,070.84 | 122,000.00 | 121,838.73 | 121,781.40 | ARM | 5.750 | 16.000 | 10.000 | 1 | 1 |
| 4733762 | 10.49 | 01/01/03 | 12/01/32 | 4,524.29 | 495,000.00 | 492,963.66 | 492,748.74 | ARM | 6.750 | 16.490 | 10.490 | 1 | 1 |
| 4845327 | 8.05 | 01/01/03 | 12/01/32 | 924.52 | 125,400.00 | 125,148.43 | 125,063.45 | FXD | 0.000 | 8.050 | 0.000 | 0 | 0 |
| 4867852 | 6.05 | 01/01/03 | 12/01/32 | 507.23 | 84,150.00 | 83,891.71 | 83,807.43 | ARM | 5.990 | 12.050 | 6.050 | 1 | 1 |
| 4865705 | 8.50 | 01/01/03 | 12/01/32 | 1,098.01 | 142,800.00 | 142,538.63 | 142,450.27 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 |
| 4877411 | 11.80 | 01/01/03 | 12/01/32 | 553.57 | 55,900.00 | 55,845.90 | 55,827.52 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 |
| 4834768 | 7.95 | 01/01/03 | 12/01/32 | 581.88 | 79,680.00 | 79,516.89 | 79,461.80 | ARM | 4.990 | 13.950 | 7.950 | 1 | 1 |
| 4838593 | 9.30 | 01/01/03 | 12/01/32 | 611.47 | 74,000.00 | 73,923.77 | 73,848.35 | ARM | 6.990 | 15.300 | 9.300 | 1 | 1 |
| 4854030 | 11.80 | 01/01/03 | 12/01/32 | 787.85 | 78,650.00 | 78,648.54 | 78,548.54 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 |
| 4858338 | 9.75 | 01/01/03 | 12/01/32 | 759.50 | 89,400.00 | 89,224.66 | 89,161.90 | ARM | 5.990 | 15.750 | 9.750 | 3 | 1 |
| 4863484 | 10.35 | 01/01/03 | 12/01/32 | 637.46 | 70,550.00 | 70,491.30 | 70,431.57 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 |
| 4872068 | 8.49 | 01/01/03 | 12/01/17 | 1,853.19 | 189,900.00 | 188,911.38 | 187,375.07 | FXD | 0.000 | 8.490 | 0.000 | 0 | 0 |
| 4880183 | 8.45 | 01/01/03 | 12/01/32 | 2,678.81 | 350,000.00 | 349,352.78 | 349,134.00 | ARM | 6.750 | 14.450 | 8.450 | 1 | 1 |
| 4880381 | 6.85 | 01/01/03 | 12/01/32 | 1,130.33 | 172,300.00 | 172,000.58 | 171,912.43 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 |
| 4801013 | 9.00 | 01/01/03 | 12/01/32 | 2,092.02 | 260,000.00 | 259,570.73 | 259,425.41 | ARM | 4.990 | 15.000 | 9.000 | 1 | 1 |
| 4680997 | 9.95 | 01/01/03 | 12/01/32 | 891.36 | 102,000.00 | 101,862.03 | 101,815.28 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 |
| 4765483 | 11.70 | 01/01/03 | 12/01/32 | 341.90 | 34,000.00 | 33,979.10 | 33,957.79 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 |
| 4800009 | 10.50 | 01/01/03 | 12/01/32 | 746.43 | 81,600.00 | 81,468.57 | 81,468.57 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 |
| 4836872 | 9.70 | 01/01/03 | 12/01/32 | 1,231.90 | 144,000.00 | 143,725.09 | 143,725.09 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 |
| 4843482 | 9.80 | 01/01/03 | 12/01/32 | 648.85 | 75,200.00 | 74,940.29 | 74,903.46 | ARM | 6.722 | 15.800 | 9.800 | 1 | 1 |
| 4844650 | 12.00 | 01/01/03 | 12/01/32 | 864.04 | 84,000.00 | 83,927.18 | 83,903.29 | ARM | 6.250 | 18.000 | 12.000 | 1 | 1 |
| 4868277 | 10.00 | 01/01/03 | 12/01/32 | 588.73 | 67,200.00 | 67,110.06 | 67,079.58 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 |
| 4848897 | 9.85 | 01/01/03 | 12/01/32 | 1,534.16 | 187,000.00 | 186,681.34 | 186,681.34 | ARM | 5.752 | 15.850 | 9.850 | 1 | 1 |
| 4854519 | 10.45 | 01/01/03 | 12/01/32 | 1,084.10 | 119,000.00 | 118,855.33 | 118,806.26 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 4854931 | 7.00 | 01/01/03 | 12/01/32 | 1,064.49 | 160,000.00 | 159,604.23 | 159,470.78 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 |
| 4867438 | 7.55 | 01/01/03 | 12/01/32 | 1,694.78 | 241,200.00 | 240,654.42 | 240,473.76 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 |
| 4878520 | 7.85 | 01/01/03 | 12/01/32 | 482.38 | 63,920.00 | 63,788.47 | 63,741.38 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 |
| 4889164 | 9.00 | 01/01/03 | 12/01/17 | 512.27 | 50,500.00 | 49,960.12 | 49,960.12 | FXD | 0.000 | 9.000 | 0.000 | 0 | 0 |
| 4706170 | 8.30 | 01/01/03 | 12/01/32 | 568.81 | 68,850.00 | 68,707.06 | 68,707.06 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 |
| 4789822 | 9.95 | 01/01/03 | 12/01/32 | 742.80 | 85,000.00 | 84,885.03 | 84,846.67 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 |
| 4791935 | 11.25 | 01/01/03 | 12/01/32 | 1,809.48 | 186,300.00 | 186,093.70 | 186,029.87 | ARM | 5.750 | 17.250 | 11.250 | 1 | 1 |
| 4830261 | 8.60 | 01/01/03 | 12/01/32 | 1,690.18 | 217,600.00 | 217,409.43 | 217,277.37 | ARM | 5.750 | 14.600 | 8.600 | 1 | 1 |

| LOAN NUMBER | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4832341 | | PURCHASE | 11.990 | Full | A | 618 | 219,500.00 | 219,184.00 | 2 | 10/31/2002 | 235 | 03/01/03 | Group I | | | N |
| 4832854 | 11/01/05 | PURCHASE | 10.250 | Full | B | 504 | 109,000.00 | 106,000.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4835369 | 11/01/04 | REFI-CASHOUT | 5.740 | Full | A | 705 | 900,000.00 | 0.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4835427 | 11/01/04 | PURCHASE | 11.550 | Full | C | 524 | 90,000.00 | 90000 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4837821 | 11/01/04 | REFI-CASHOUT | 9.100 | Stated | B | 539 | 250,000.00 | 0.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4838033 | 11/01/04 | REFI-NO CASHOUT | 8.625 | Full | B | 544 | 172,000.00 | 0.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4838884 | 11/01/04 | PURCHASE | 10.350 | Full | C | 540 | 240,000.00 | 239,900.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4839601 | 11/01/04 | PURCHASE | 8.900 | Full | A- | 528 | 100,000.00 | 99500 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4856555 | 11/01/04 | PURCHASE | 9.050 | Full | B | 578 | 68,000.00 | 68,000.00 | 1 | 10/31/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4758785 | | REFI-NO CASHOUT | 9.990 | Full | B | 648 | 200,000.00 | 0.00 | 1 | 10/23/2002 | 355 | 03/01/03 | Group I | | | N |
| 4783304 | 11/01/04 | REFI-CASHOUT | 9.750 | Full | A- | 489 | 290,000.00 | 0.00 | 1 | 10/17/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4699591 | 11/01/04 | REFI-CASHOUT | 11.250 | Full | B- | 492 | 140,000.00 | 0.00 | 1 | 11/1/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4702403 | 11/01/05 | REFI-CASHOUT | 11.850 | Full | B- | 479 | 112,000.00 | 0 | 1 | 11/1/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4722328 | 11/01/04 | REFI-CASHOUT | 6.990 | Full | A- | 539 | 180,000.00 | 0.00 | 1 | 11/1/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4768457 | 11/01/04 | REFI-CASHOUT | 9.500 | Full | A- | 528 | 92,500.00 | 0 | 1 | 11/1/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4780391 | 11/01/04 | REFI-CASHOUT | 9.850 | Full | B | 537 | 113,000.00 | 0 | 1 | 11/1/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4787875 | 11/01/04 | REFI-CASHOUT | 11.150 | Full | B | 498 | 115,000.00 | 0.00 | 1 | 11/1/2002 | 355 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4849972 | 11/01/04 | PURCHASE | 8.250 | Stated | AA | 713 | 115,000.00 | 115000 | 1 | 11/1/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4852968 | 11/01/04 | PURCHASE | 11.000 | Full | B- | 518 | 44,000.00 | 40,000.00 | 1 | 11/1/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4706503 | 11/01/04 | REFI-CASHOUT | 9.550 | Stated | A- | 588 | 85,000.00 | 0 | 1 | 11/4/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4799433 | 11/01/04 | PURCHASE | 8.750 | Full | B | 608 | 180,000.00 | 180000 | 1 | 11/4/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4814851 | 11/01/04 | REFI-CASHOUT | 10.450 | Stated | A | 620 | 46,500.00 | 0 | 1 | 11/4/2002 | 355 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4829610 | 12/01/04 | REFI-NO CASHOUT | 9.350 | Full | A- | 601 | 78,000.00 | 0 | 1 | 11/4/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4856197 | 05/01/03 | PURCHASE | 7.950 | Stated | A- | 607 | 444,000.00 | 425000 | 1 | 11/4/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4721544 | 11/01/04 | PURCHASE | 11.050 | Full | B- | 512 | 121,000.00 | 121000 | 1 | 11/5/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4724290 | 11/01/04 | REFI-CASHOUT | 11.200 | Full | B- | 507 | 60,000.00 | 0.00 | 1 | 11/5/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4738458 | | REFI-NO CASHOUT | 7.750 | Stated | A | 704 | 197,000.00 | 0 | 1 | 11/5/2002 | 356 | 03/01/03 | Group II | | | N |
| 4753901 | | REFI-NO CASHOUT | 10.750 | Full | B | 603 | 123,000.00 | 0.00 | 1 | 11/5/2002 | 355 | 04/01/03 | Group I | | | N |
| 4867834 | 12/01/04 | PURCHASE | 10.800 | Full | B | 574 | 99,000.00 | 87,000.00 | 1 | 11/5/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4733929 | 11/01/04 | REFI-CASHOUT | 10.400 | Full | D | 583 | 130,000.00 | 0 | 1 | 11/6/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4785003 | 11/01/04 | REFI-CASHOUT | 6.500 | Stated | AA | 659 | 220,000.00 | 0.00 | 1 | 11/6/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4840336 | 11/01/04 | REFI-CASHOUT | 8.200 | Stated | A | 603 | 175,000.00 | 0 | 1 | 11/6/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4840757 | 11/01/04 | REFI-CASHOUT | 11.900 | Full | B- | 497 | 125,000.00 | 0 | 1 | 10/30/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4749099 | 12/01/04 | PURCHASE | 10.750 | Full | B | 576 | 77,000.00 | 76000 | 1 | 11/7/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4764195 | 11/01/04 | REFI-CASHOUT | 8.750 | Full | A- | 529 | 150,000.00 | 0.00 | 1 | 11/7/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4800106 | | REFI-CASHOUT | 7.875 | Stated | B | 626 | 250,000.00 | 0.00 | 1 | 11/7/2002 | 355 | 03/01/03 | Group II | | | N |
| 4820716 | 11/01/04 | REFI-CASHOUT | 10.950 | Full | B- | 478 | 80,000.00 | 0 | 1 | 11/7/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4840500 | 12/01/04 | REFI-CASHOUT | 7.550 | Stated | A- | 580 | 200,000.00 | 0 | 1 | 11/7/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4845111 | 11/01/04 | REFI-CASHOUT | 10.020 | Full | A- | 539 | 212,000.00 | 0.00 | 1 | 11/7/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4848891 | 12/01/04 | PURCHASE | 10.700 | Full | B | 474 | 169,000.00 | 154000 | 1 | 11/7/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4793050 | 11/01/04 | REFI-CASHOUT | 11.650 | Full | B- | 503 | 105,000.00 | 0.00 | 1 | 11/4/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4743844 | 12/01/04 | REFI-NO CASHOUT | 11.650 | Full | C | 505 | 80,000.00 | 0.00 | 1 | 11/8/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4820999 | 12/01/04 | PURCHASE | 11.700 | Full | B- | 487 | 69,000.00 | 69,000.00 | 1 | 11/8/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4841532 | 12/01/04 | REFI-CASHOUT | 10.500 | Full | B- | 491 | 194,000.00 | 0 | 1 | 11/8/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4853287 | 11/01/04 | REFI-CASHOUT | 9.250 | Full | B | 515 | 545,000.00 | 0 | 1 | 11/8/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4878294 | 12/01/04 | PURCHASE | 11.550 | Stated | B- | 0 | 65,500.00 | 60,000.00 | 1 | 11/8/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4757910 | 11/01/04 | REFI-CASHOUT | 12.200 | Full | B- | 511 | 66,000.00 | 0.00 | 1 | 10/28/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4705563 | 12/01/04 | REFI-CASHOUT | 10.000 | Full | B- | 516 | 198,000.00 | 0 | 1 | 11/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4790887 | 11/01/04 | PURCHASE | 12.150 | Full | D | 542 | 90,000.00 | 89,500.00 | 1 | 11/12/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4705662 | 12/01/04 | REFI-CASHOUT | 10.200 | Full | B- | 479 | 93,000.00 | 0 | 1 | 11/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4814422 | 11/01/04 | REFI-NO CASHOUT | 8.300 | Full | B | 603 | 97,000.00 | 0.00 | 1 | 11/12/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4835872 | 12/01/04 | REFI-CASHOUT | 11.650 | Full | C | 503 | 82,600.00 | 0.00 | 1 | 11/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4845238 | 12/01/04 | REFI-NO CASHOUT | 11.850 | Full | D | 511 | 183,000.00 | 0.00 | 1 | 11/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4852075 | 12/01/04 | PURCHASE | 8.250 | Stated | AA | 650 | 103,780.00 | 103780 | 1 | 11/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4852083 | 12/01/04 | PURCHASE | 8.250 | Stated | AA | 650 | 105,500.00 | 107,780.00 | 1 | 11/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4875456 | 12/01/04 | REFI-CASHOUT | 7.100 | Stated | A | 667 | 129,000.00 | 0.00 | 1 | 11/12/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4747168 | 12/01/04 | REFI-NO CASHOUT | 9.850 | Stated | B | 541 | 100,000.00 | 0.00 | 1 | 11/13/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4794806 | 12/01/04 | REFI-CASHOUT | 8.350 | Full | A- | 605 | 286,000.00 | 0.00 | 1 | 11/13/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4817813 | 12/01/04 | PURCHASE | 11.450 | Full | B- | 500 | 106,000.00 | 105,900.00 | 1 | 11/13/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4843934 | 12/01/04 | REFI-CASHOUT | 11.000 | Limited | B- | 503 | 208,750.00 | 0 | 1 | 11/13/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4860110 | 12/01/04 | PURCHASE | 11.550 | Full | B- | 523 | 185,000.00 | 179367 | 1 | 11/13/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4885341 | | REFI-CASHOUT | 7.750 | Stated | A | 616 | 333,100.00 | 0.00 | 1 | 11/13/2002 | 356 | 04/01/03 | Group I | | | N |
| 4866885 | 12/01/04 | REFI-CASHOUT | 11.200 | Full | C | 512 | 160,000.00 | 0.00 | 1 | 11/13/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4867057 | 12/01/04 | REFI-CASHOUT | 7.800 | Stated | B | 541 | 310,000.00 | 0.00 | 1 | 11/13/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4867380 | 12/01/04 | REFI-CASHOUT | 10.450 | Full | B | 500 | 105,000.00 | 0 | 1 | 11/13/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4873865 | 12/01/04 | PURCHASE | 11.700 | Full | B- | 507 | 115,000.00 | 115,000.00 | 1 | 11/13/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4881074 | 12/01/03 | PURCHASE | 11.300 | Full | C | 523 | 75,000.00 | 74950 | 1 | 11/13/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4788981 | 12/01/04 | PURCHASE | 10.000 | Full | A- | 607 | 50,000.00 | 50,000.00 | 1 | 11/14/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4818583 | | REFI-CASHOUT | 10.450 | Full | A- | 478 | 148,000.00 | 0.00 | 1 | 11/14/2002 | 356 | 03/01/03 | Group I | | | N |
| 4830857 | | REFI-NO CASHOUT | 11.750 | Full | D | 535 | 64,000.00 | 0.00 | 1 | 11/14/2002 | 356 | 03/01/03 | Group I | | | N |
| 4834481 | 12/01/04 | REFI-CASHOUT | 9.800 | Full | B | 543 | 155,000.00 | 0.00 | 1 | 11/14/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4858703 | 12/01/04 | REFI-CASHOUT | 10.325 | Full | B- | 488 | 100,000.00 | 0 | 1 | 11/14/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4869487 | 12/01/04 | PURCHASE | 11.700 | Full | B- | 480 | 82,000.00 | 82000 | 1 | 11/14/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4869855 | 12/01/04 | REFI-CASHOUT | 10.700 | Full | B- | 484 | 108,000.00 | 0.00 | 1 | 11/14/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4872885 | 12/01/04 | REFI-CASHOUT | 10.050 | Full | B- | 481 | 278,500.00 | 0 | 1 | 11/14/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4881751 | 12/01/04 | REFI-CASHOUT | 10.000 | Stated | A- | 490 | 164,000.00 | 0.00 | 1 | 11/14/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4733762 | 12/01/04 | REFI-NO CASHOUT | 10.490 | Full | D | 540 | 965,000.00 | 0.00 | 1 | 11/15/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4845327 | | REFI-CASHOUT | 8.050 | Stated | AA | 648 | 132,000.00 | 0.00 | 1 | 11/15/2002 | 356 | 03/01/03 | Group II | | | N |
| 4867852 | 12/01/04 | REFI-CASHOUT | 6.050 | Full | B | 675 | 89,000.00 | 0 | 1 | 11/15/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4865705 | 12/01/04 | REFI-CASHOUT | 8.500 | Full | B | 588 | 168,000.00 | 0 | 1 | 11/15/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4877411 | 12/01/04 | PURCHASE | 11.800 | Full | D | 534 | 86,000.00 | 86,000.00 | 1 | 11/15/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4834768 | 12/01/04 | REFI-NO CASHOUT | 7.950 | Stated | A | 651 | 96,000.00 | 0.00 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4838593 | 12/01/04 | PURCHASE | 9.300 | Full | B | 658 | 92,500.00 | 92500 | 1 | 11/18/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4854030 | 12/01/04 | REFI-NO CASHOUT | 11.800 | Full | D | 513 | 121,000.00 | 0 | 1 | 11/18/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4858338 | 12/01/05 | PURCHASE | 9.750 | Full | B | 540 | 104,000.00 | 104000 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4863484 | 12/01/04 | REFI-NO CASHOUT | 10.350 | Full | B- | 632 | 83,000.00 | 0 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4872068 | | REFI-CASHOUT | 8.490 | Stated | A | 653 | 255,000.00 | 0.00 | 1 | 11/18/2002 | 176 | 03/01/03 | Group I | | | N |
| 4880183 | 12/01/04 | REFI-CASHOUT | 8.450 | Full | A- | 532 | 449,000.00 | 0 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4880381 | 12/01/04 | REFI-NO CASHOUT | 6.850 | Limited | A | 631 | 230,000.00 | 0 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4801013 | 12/01/04 | REFI-CASHOUT | 9.000 | Full | A- | 625 | 325,000.00 | 0.00 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4680997 | 12/01/04 | REFI-CASHOUT | 9.950 | Full | B | 498 | 120,000.00 | 0 | 1 | 11/19/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4765483 | 12/01/04 | REFI-CASHOUT | 11.700 | Full | B- | 495 | 40,000.00 | 0 | 1 | 11/19/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4800009 | 12/01/04 | REFI-CASHOUT | 10.500 | Full | B- | 501 | 96,000.00 | 0 | 1 | 11/18/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4836872 | 12/01/04 | REFI-CASHOUT | 9.700 | Full | B- | 491 | 180,000.00 | 0 | 1 | 11/18/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4843482 | 12/01/04 | REFI-NO CASHOUT | 9.800 | Full | C | 562 | 94,000.00 | 0.00 | 1 | 11/19/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4844650 | 12/01/04 | REFI-CASHOUT | 12.000 | Full | B- | 493 | 108,000.00 | 0 | 1 | 11/19/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4868277 | 12/01/04 | REFI-CASHOUT | 10.000 | Full | A- | 608 | 84,000.00 | 0 | 1 | 11/19/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4848897 | 12/01/04 | PURCHASE | 9.850 | Full | A- | 459 | 220,000.00 | 220000 | 1 | 11/20/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4854519 | 12/01/04 | REFI-CASHOUT | 10.450 | Full | B | 494 | 140,000.00 | 0 | 1 | 11/20/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4854931 | | PURCHASE | 7.000 | Stated | AA | 690 | 200,000.00 | 190,000.00 | 1 | 11/20/2002 | 356 | 03/01/03 | Group I | | | N |
| 4867438 | | REFI-CASHOUT | 7.550 | Stated | AA | 649 | 268,000.00 | 0.00 | 1 | 11/20/2002 | 356 | 03/01/03 | Group I | | | N |
| 4878520 | | PURCHASE | 7.850 | Limited | A- | 590 | 83,000.00 | 79,900.00 | 1 | 11/20/2002 | 356 | 03/01/03 | Group II | | | N |
| 4889164 | | REFI-CASHOUT | 9.000 | Stated | A | 674 | 85,000.00 | 0.00 | 1 | 11/20/2002 | 176 | 04/01/03 | Group II | | | N |
| 4706170 | | PURCHASE | 8.300 | Full | B | 683 | 93,000.00 | 93,000.00 | 1 | 11/21/2002 | 356 | 04/01/03 | Group II | | | N |
| 4789822 | 12/01/04 | REFI-CASHOUT | 9.950 | Full | B | 496 | 100,000.00 | 0 | 1 | 11/21/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4791935 | 12/01/04 | REFI-NO CASHOUT | 11.250 | Full | A- | 485 | 207,000.00 | 0 | 1 | 11/21/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4830261 | 12/01/04 | PURCHASE | 8.600 | Full | A- | 514 | 243,000.00 | 243000 | 1 | 11/21/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |




Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6379 x.7231
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5941 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 4857520 | 0073601488 | JESUS P LOPEZ | 4213 N CARRUTH AVENUE | FRESNO | CA | 93705 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4773321 | 0073603037 | JERRY L MORRISON | 117 ROBIN COURT | CHATHAM | VA | 24531 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 4782447 | 0073603060 | KRIS COKER | 2228 S 34TH STREET | ABILENE | TX | 79606 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4804332 | 0073603177 | GUSTAVO SALGADO | 8140 FLORENCE AVENUE | SOUTHGATE | CA | 90280 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4820684 | 0073603250 | MELISSA BARRUS | 906 W 3RD STREET | NORTH MANCHESTER | IN | 46962 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4832119 | 0073603375 | DALE L TOTTEN | 7200 CANOSA STREET | WESTMINSTER | CO | 80030 | OWNER-OCC | SFR | 360 | 79.41 | 79.41 |
| 4853020 | 0073604829 | VICTOR T STONE | 10840 E LAKE JOY DR NE | CARNATION | WA | 98014 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 4904570 | 0073605479 | STACEY M DONABY | 188 BOYES DR | BATTLE CREEK | MI | 49017 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4724508 | 0073606083 | JERRY TRUJILLO | 1720 GOLF COURSE ROAD SE | RIO RANCHO | NM | 87124 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4788857 | 0073606261 | MARSHALL JOHNSON | 7800 GARFIELD AVE | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4859872 | 0073606766 | RUSSELL L LUTHER | 3502 N 27TH STREET | PHOENIX | AZ | 85016 | OWNER-OCC | SFR | 360 | 72.82 | 72.82 |
| 4867844 | 0073606907 | BARRY M DUMACH | 10552 W COUNTY CLUB TER #179 | BOCA RATON | FL | 33428 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 |
| 4889012 | 0073606931 | JENNIFER O'SULLIVAN | 172 N 4300 EAST | RIGBY | ID | 83442 | OWNER-OCC | SFR | 360 | 84.33 | 84.33 |
| 4876906 | 0073607301 | ROY T WALDON | 235 SPELL STREET | HOUSTON | TX | 77022 | OWNER-OCC | SFR | 360 | 72.00 | 72.00 |
| 4886941 | 0073607608 | GABRIEL M GONZALES | 9944 BALLISTIC | EL PASO | TX | 79924 | OWNER-OCC | SFR | 180 | 67.57 | 67.57 |
| 4887875 | 0073607640 | GLORIA QUINTANA | 27131 PADOVA | LAGUNA HILLS | CA | 92653 | OWNER-OCC | SFR | 360 | 58.73 | 58.73 |
| 4888832 | 0073607715 | DIETER CAMPBELL | 123 FOWLING ST | LOS ANGELES | CA | 90293 | NON OWNER | 2-4 UNITS | 360 | 62.50 | 62.50 |
| 4889119 | 0073607731 | SHANE M SNYDER | 150 N QUENTIN | WICHITA | KS | 67208 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4903381 | 0073608549 | YCONDA T HILL | 2305 HOLIDAY TERRACE #140 | LANSING | IL | 60438 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 |
| 4914586 | 0073608945 | RALPH G SLATER | 3929 E LAKE PLACE | MIRAMAR | FL | 33023 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4914818 | 0073608952 | MARTHA S CORTEZ | 4859 ROME COURT | LAKE WORTH | FL | 33463 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 4827085 | 0073609737 | KENNETH D WADSWORTH | 3718 HWY 155 | MONTEVALLO | AL | 35115 | OWNER-OCC | MANU/MOBIL | 360 | 78.06 | 78.06 |
| 4837851 | 0073609877 | JASON SCHILLER | 203 KNOLLWOOD DR | GOLDSBORO | NC | 27530 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 4864351 | 0073610362 | PAGE BARR | 128 OAKEY DRIVE | GASTON | SC | 29053 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 4867412 | 0073610495 | DAVID WALKER | 1381 WILSON DRIVE | MARION | OH | 43302 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4876817 | 0073610956 | MICHAEL E SANDERS | 3981 COASTAL COURT | BYRON | CA | 94514 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4890811 | 0073612129 | FARES UMAR | 5129 S LAFLIN ST. | CHICAGO | IL | 60622 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 |
| 4904088 | 0073612418 | WILLIAM A JOYNER | 2318 WAVERLY DRIVE | BOSSIER CITY | LA | 71111 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4917241 | 0073613317 | ROBERT L MENDEZ | 7803 WEST WOOD LANE | PHOENIX | AZ | 85043 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 4920013 | 0073613473 | NATHAN L TOLER | 180 PIONEER TRAIL | GREEN COVE SPRINGS | FL | 32043 | OWNER-OCC | SFR | 360 | 58.50 | 58.50 |
| 4850350 | 0073615429 | GILBERT IBARRA JR | 4331 DURFEE AVENUE | PICO RIVERA | CA | 90660 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4846782 | 0073616057 | THEODORE R MOODY | 328 WAYMAN CIRCLE | WEST PALM BEACH | FL | 33415 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4870929 | 0073616195 | BONNIE STEINER | 20103 CAVANAUGH COURT | MOUNT VERNON | WA | 98274 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 4878975 | 0073618344 | THOMAS J CRAWFORD | 657 ELIZABETH DRIVE | COAL CITY | IL | 60416 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4863781 | 0073618674 | JEFFREY BARKO | 4874 RIVERCREST DRIVE | JENISON | MI | 49428 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4888397 | 0073617144 | JASON M PARIS | 3118 S GIBRALTAR STREET | AURORA | CO | 80013 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4889002 | 0073617185 | BRIGIDA V RIOS | 118 W 5TH STREET | DEL RIO | TX | 78840 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4897842 | 0073617961 | JEREMY T STIERWALT | 1070 N TIBBS AVE | INDIANAPOLIS | IN | 46222 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 4911020 | 0073619585 | MARK C BRIGGS | 1358 W ALASKA PLACE | DENVER | CO | 80223 | NON OWNER | TOWNHOUSE | 360 | 60.00 | 60.00 |
| 4915393 | 0073620221 | WALTER J SABRIER | 112 CANE RIDGE CIRCLE | LAFAYETTE | LA | 70508 | 2ND HOME | SFR | 360 | 85.00 | 85.00 |
| 4915817 | 0073620247 | CHARLOTTE A SMITH | 8330 FATHOM CIRCLE #201 | AUSTIN | TX | 78750 | OWNER-OCC | CONDO | 360 | 57.50 | 57.50 |
| 4935680 | 0073622011 | LOUISE G LAWREY | 6688 JACKSON | TAYLOR | MI | 48180 | OWNER-OCC | SFR | 360 | 58.33 | 58.33 |
| 4772978 | 0073622488 | GLENN I LEWIS | 1229 CAMPBELL ST | OAKLAND | CA | 94607 | OWNER-OCC | SFR | 360 | 55.00 | 55.00 |
| 4878401 | 0073623813 | CAROLINA KREYSA | 6120 COUNTY CLUB DR | ROHNERT PARK | CA | 94928 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4897153 | 0073624090 | SEAN M CLAPSHAW | 15707 52ND AVE W | EDMONDS | WA | 98026 | NON OWNER | SFR | 360 | 90.00 | 90.00 |
| 4902805 | 0073624371 | VERNON G LOGAN SR | 11 THEODORE ST | PARK HILLS | MO | 63601 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4904878 | 0073624397 | ELISA B DIAZ | 1118 N BAKER STREET | SANTA ANA | CA | 92703 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4921714 | 0073625187 | SHELTON FISHER | 4557 LONESOME PINE ROAD | WHITAKERS | NC | 27891 | OWNER-OCC | MANU/MOBIL | 360 | 60.00 | 60.00 |
| 4800744 | 0073626152 | CONCETTA SCAGLIONE | 2922 LUANA DRIVE | OCEANSIDE | CA | 92056 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4816617 | 0073626186 | ROBERT VIA | 119 LARK LANE | STAFFORD | VA | 22554 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4815916 | 0073626350 | ARLENE F TURK-WEBER | 1722 KIRKWOOD AVENUE | MERRICK | NY | 11566 | OWNER-OCC | SFR | 360 | 62.50 | 62.50 |
| 4874840 | 0073626533 | NICOLE M BENTON | 245 ARABELLA STREET | PITTSBURGH | PA | 15210 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4859419 | 0073627796 | JERRY GIANGRASSO | 344 ELMER ST | TRENTON | NJ | 8611 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4875829 | 0073627903 | ROBERT MUEHLBERGER | 1814 NORTH 3RD STREET | ST CHARLES | MO | 63301 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4893854 | 0073628117 | MILDRED O RAY | 704 N HIGHWAY 25 | TRAVELERS REST | SC | 29690 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 4897393 | 0073628167 | JAIME CASTILLO | 858 RUTLEDGE DRIVE | LODI | CA | 95242 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 4935706 | 0073629398 | PATRICIA A RIDEAU | 733 S 3RD STREET | PHOENIX | AZ | 85004 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 4878884 | 0073630166 | GUADALUPE RUIZ | 128 APPERSON AVE | SAN ANTONIO | TX | 78207 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4880307 | 0073630279 | EVELYN N BONDS | 4735 ARGONNE DRIVE | SAN ANTONIO | TX | 78220 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 4927582 | 0073631160 | DONALD E PARKS | 3617 REDICK AVE | OMAHA | NE | 68112 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 |
| 4939633 | 0073631487 | DEANNA PEPPERS | 520 CAMBRIDGE | MEMPHIS | TN | 38106 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4804571 | 0073631913 | RENE RODRIGUEZ | 5028 COUNTRY CLUB DR | ROHNERT PARK | CA | 94928 | OWNER-OCC | PUD | 360 | 78.88 | 78.88 |
| 4850265 | 0073631983 | SHERWIN A FORDE | 2044 WEST 45TH STREET | LOS ANGELES | CA | 90047 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4905105 | 0073632374 | PAUL R BESCHORNER | 8584 CALIFORNIA AVENUE | RIVERSIDE | CA | 92504 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4829588 | 0073632798 | WARREN H RIMMER | 82 BRADFORD COURT | GRIMESLAND | NC | 27837 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 4951308 | 0073633174 | RICHARD A PACE | 2725 FRANKLIN AVE | DES MOINES | IA | 50310 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4786153 | 0073633927 | JOE DAMIAN JR | 130 WOLF GLEN CR 240 | DANBURY | TX | 77534 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 |
| 4822441 | 0073634208 | PETE LORA JR | 10718 PICO VISTA ROAD | DOWNEY | CA | 90241 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4870128 | 0073635435 | RICHARD WASCHMANN | 7 TOBOGGAN TRAIL | SUSSEX | NJ | 7461 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 4883930 | 0073635817 | RAYMOND R LAPLANTE | 12428 182ND AVENUE SE | SNOHOMISH | WA | 98290 | OWNER-OCC | SFR | 360 | 97.15 | 97.15 |
| 4885810 | 0073635718 | SIMMONS-GILCHRIST ## | 1126 FIFTEEN MILE LANDING | AWENDAW | SC | 29429 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 4886561 | 0073636276 | PATRICIA WRIGHT | 1864 SEMINOLE TRAIL | DALE | TX | 78616 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 4901260 | 0073636441 | BRIAN GRESS | 1735 KEARNEY AVENUE | SIMI VALLEY | CA | 93065 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4901874 | 0073636508 | MICHAEL O ERNST | 205 11TH STREET | ADAIR | IA | 50002 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4903241 | 0073636623 | DAVID NEMETH | 6245 CALVIN AVENUE | RESEDA | CA | 91335 | OWNER-OCC | SFR | 360 | 88.25 | 88.25 |
| 4908804 | 0073636863 | EUGENE E BRUHL | 8080 S DONNA DRIVE | WOODRUFF | WI | 54568 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4912391 | 0073637225 | INGRID R JONES | 7012 GREENHAVEN DRIVE | ST LOUIS | MO | 63136 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4915245 | 0073637383 | ALAN HARVEY | 18428 E 1ST STREET | TULSA | OK | 74108 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4916599 | 0073637662 | PAULA MCCLELLON | 4533 BILES COURT | LOUISVILLE | KY | 40241 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4917523 | 0073637704 | MARGARITA M RAMOS | 2428 SHELBOURNE WAY | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 |
| 4917748 | 0073637738 | MARTY O BECK | 144 ENSMINGER ROAD | MAINESBURG | PA | 16932 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4918975 | 0073637852 | ALEJANDRO S QUILIZA | 1963 TYMN WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4920807 | 0073638029 | SAMUEL R SCHMUTZLER | 23255 FULLERTON AVENUE | PORT CHARLOTTE | FL | 33980 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4926697 | 0073638512 | DONALD S PRUSAK | 17393 CERES DRIVE | FONTANA | CA | 92336 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4926853 | 0073638553 | LISA F BERRY | 1526 ASH STREET | PUEBLO | CO | 81001 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 4929204 | 0073638801 | AMROOL KHAN | 7181 SIENNA RIDGE LANE | LAUDERHILL | FL | 33319 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 4931556 | 0073639007 | DON E EVANS | 1235 CAROLYN AVE | COLUMBUS | OH | 43224 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4933453 | 0073639183 | NANETTE E MOORE | 16310 REDMAN STREET | ADELANTO | CA | 92301 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4934121 | 0073639254 | RICHARD L REPOSKY | 833 WELLS AVENUE NW | CANTON | OH | 44703 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4935722 | 0073639494 | KATHLEEN DONAHUE | 3 HILLCREST DR | BLOOMINGDALE | NJ | 7403 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4938431 | 0073639577 | ROSA GONZALEZ | 689 FOURTH AVENUE | SAN BRUNO | CA | 94066 | OWNER-OCC | SFR | 360 | 69.02 | 69.02 |
| 4938163 | 0073639825 | FELIX C MACUGA JR | 1455 STEEKEE SCHOOL RD | LOUDON | TN | 37774 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 4938357 | 0073639965 | JOSEPH RIVERA | 3607 GRANZOTTO DRIVE | CONCORD | CA | 94518 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 |
| 4942834 | 0073640427 | AARON EGGER | 1268 AGATE STREET | SAN DIEGO | CA | 92109 | OWNER-OCC | SFR | 360 | 69.88 | 69.88 |
| 4944914 | 0073640773 | BREANNA LY | 3202 STONEWOOD COURT | FULLERTON | CA | 92835 | OWNER-OCC | PUD | 360 | 95.00 | 95.00 |
| 4945283 | 0073640849 | JEFFREY SHANNAHAN | 8324 W 78TH PLACE | ARVADA | CO | 80005 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4947024 | 0073641151 | ANDREW HEEMAN | 8741 W HEATHER LANE | MIRAMAR | FL | 33025 | NON OWNER | PUD | 360 | 75.00 | 75.00 |
| 4948892 | 0073641462 | ROBERTA O DUMAS | 1740 11TH ST | OAKLAND | CA | 94607 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4950150 | 0073641730 | ALBERT O PARSONS | 412 MAUD AVENUE | LANCASTER | OH | 43130 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4950424 | 0073641821 | SUSAN E STRUVE | 18553 HART STREET | RESEDA | CA | 91335 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 4951810 | 0073642050 | SHARON KRISER | 488 GRASS LAKE ROAD | COLDWATER | MI | 49036 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 4953518 | 0073642308 | MERLE A CATTANI | 5864 QUAPAW COURT | HAMILTON | OH | 45011 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 4954608 | 0073642662 | CONNIE C GOTSCHALL | 10975 AVENIDA DE LOS LOBOS | SAN DIEGO | CA | 92127 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 4955407 | 0073642829 | BRANDON G SWAIM | 188 CR 1908 | YANTIS | TX | 75497 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 4955605 | 0073642888 | TIMOTHY G RINGLESPAUGH | 10218 MCKONSTRAY COURT | FISHERS | IN | 46038 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4956068 | 0073642951 | ARTHUR G LOPEZ | 424 DEVINE ST | SAN ANTONIO | TX | 78210 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 4958470 | 0073642977 | GINA OSSELLO | 222/224 S JACKSON STREET | BUTTE | MT | 59701 | NON OWNER | SFR | 360 | 70.00 | 70.00 |

| LOAN NUMBER | 8.367 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | $27,853,520.25 ORIG LOAN AMOUNT | $26,895,587.98 PRINCIPAL BALANCE | $26,370,950.34 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4857520 | 10.70 | 01/01/03 | 12/01/32 | 1,896.64 | 204,000.00 | 203,749.84 | 203,669.77 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4773321 | 11.25 | 01/01/03 | 12/01/32 | 480.05 | 49,425.00 | 49,391.48 | 49,357.39 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4782447 | 11.85 | 01/01/03 | 12/01/32 | 528.89 | 52,000.00 | 51,953.37 | 51,937.52 | ARM | 5.750 | 17.850 | 11.850 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4804332 | 8.99 | 01/01/03 | 12/01/32 | 1,175.71 | 146,250.00 | 146,007.08 | 145,925.21 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4820684 | 11.25 | 01/01/03 | 12/01/32 | 454.90 | 46,835.00 | 46,787.08 | 46,770.82 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4832119 | 8.55 | 01/01/03 | 12/01/32 | 1,042.83 | 135,000.00 | 133,805.41 | 133,514.52 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4853020 | 11.20 | 01/01/03 | 12/01/32 | 1,538.82 | 159,160.00 | 159,050.84 | 158,939.63 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 12/01/04 | PURCHASE |
| 4904570 | 9.05 | 01/01/03 | 12/01/32 | 659.51 | 81,600.00 | 81,465.18 | 81,420.03 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 12/01/04 | PURCHASE |
| 4724508 | 11.20 | 01/01/03 | 12/01/32 | 1,315.78 | 136,000.00 | 135,859.41 | 135,811.67 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4788857 | 10.45 | 01/01/03 | 12/01/32 | 1,381.85 | 149,500.00 | 147,863.20 | 147,803.20 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4859872 | 10.13 | 01/01/03 | 12/01/32 | 792.11 | 89,320.00 | 89,203.61 | 89,164.18 | ARM | 5.990 | 16.125 | 10.125 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4867844 | 8.70 | 01/01/03 | 12/01/32 | 865.32 | 110,500.00 | 110,305.38 | 110,239.07 | ARM | 5.750 | 15.700 | 8.700 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4889012 | 10.80 | 01/01/03 | 12/01/32 | 1,406.30 | 148,850.00 | 148,685.77 | 148,630.03 | ARM | 6.750 | 16.800 | 10.800 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4876906 | 11.45 | 01/01/03 | 12/01/32 | 710.27 | 72,000.00 | 71,905.58 | 71,805.58 | ARM | 6.750 | 17.450 | 11.450 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4886941 | 7.50 | 01/01/03 | 12/01/17 | 463.51 | 50,000.00 | 49,242.25 | 49,086.50 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4887875 | 8.89 | 01/01/03 | 12/01/32 | 1,487.23 | 185,000.00 | 184,893.91 | 184,590.35 | ARM | 6.250 | 14.890 | 8.890 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4888832 | 5.89 | 01/01/03 | 12/01/32 | 2,245.91 | 375,000.00 | 373,872.29 | 373,492.63 | FXD | 0.000 | 5.890 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4889119 | 10.20 | 01/01/03 | 12/01/32 | 1,949.42 | 218,450.00 | 218,169.85 | 218,074.87 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4903381 | 9.95 | 01/01/03 | 12/01/32 | 638.81 | 73,100.00 | 73,000.27 | 72,966.75 | ARM | 6.250 | 15.950 | 9.950 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4914586 | 10.70 | 01/01/03 | 12/01/32 | 1,145.43 | 123,200.00 | 123,054.05 | 123,009.88 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 12/01/04 | PURCHASE |
| 4914818 | 9.20 | 01/01/03 | 12/01/32 | 654.29 | 87,500.00 | 87,329.72 | 87,272.18 | FXD | 0.000 | 9.200 | 0.000 | 0 | 0 | | PURCHASE |
| 4827085 | 11.20 | 01/01/03 | 12/01/32 | 740.12 | 76,600.00 | 76,420.61 | 76,394.05 | ARM | 6.250 | 17.200 | 11.200 | 3 | 1 | 12/01/05 | REFI-NO CASHOUT |
| 4837851 | 11.75 | 01/01/03 | 12/01/32 | 488.37 | 48,400.00 | 48,357.48 | 48,343.03 | ARM | 6.250 | 17.750 | 11.750 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4864351 | 10.60 | 01/01/03 | 12/01/32 | 656.62 | 71,200.00 | 71,116.17 | 71,087.73 | ARM | 6.250 | 16.600 | 10.600 | 1 | 1 | 12/01/04 | PURCHASE |
| 4867412 | 10.45 | 01/01/03 | 12/01/32 | 1,603.37 | 176,000.00 | 175,788.04 | 175,713.47 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4876817 | 7.99 | 01/01/03 | 12/01/32 | 2,110.67 | 289,000.00 | 288,610.08 | 288,214.85 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4890811 | 10.30 | 01/01/03 | 12/01/32 | 539.90 | 60,000.00 | 59,949.89 | 59,899.01 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 | 12/01/04 | PURCHASE |
| 4904088 | 8.95 | 01/01/03 | 12/01/32 | 885.04 | 110,500.00 | 110,400.77 | 110,299.69 | ARM | 6.250 | 14.950 | 8.950 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4917241 | 8.65 | 01/01/03 | 12/01/32 | 1,266.32 | 146,140.00 | 145,917.12 | 145,848.54 | ARM | 5.750 | 14.650 | 8.650 | 1 | 1 | 12/01/04 | PURCHASE |
| 4920013 | 10.55 | 01/01/03 | 12/01/32 | 1,074.63 | 117,000.00 | 116,860.77 | 116,813.54 | ARM | 6.750 | 16.550 | 10.550 | 3 | 1 | 12/01/05 | REFI-CASHOUT |
| 4850350 | 8.88 | 01/01/03 | 12/01/32 | 1,555.40 | 195,500.00 | 195,168.75 | 195,054.70 | ARM | 5.750 | 14.875 | 8.875 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4846782 | 9.95 | 01/01/03 | 12/01/32 | 2,064.96 | 236,300.00 | 233,980.36 | 233,872.07 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4870929 | 9.20 | 01/01/03 | 12/01/32 | 1,322.78 | 161,500.00 | 161,244.21 | 161,157.84 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4878975 | 10.90 | 01/01/03 | 12/01/32 | 883.37 | 93,500.00 | 93,396.63 | 93,361.61 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 12/01/04 | PURCHASE |
| 4863781 | 10.75 | 01/01/03 | 12/01/32 | 1,630.58 | 174,675.00 | 174,471.42 | 174,403.83 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 12/01/04 | PURCHASE |
| 4888397 | 10.45 | 01/01/03 | 12/01/32 | 1,625.40 | 187,450.00 | 187,211.43 | 187,143.07 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4889002 | 10.25 | 01/01/03 | 12/01/32 | 563.65 | 62,900.00 | 62,690.64 | 62,690.54 | FXD | 0.000 | 10.250 | 0.000 | 0 | 0 | | PURCHASE |
| 4897842 | 9.45 | 01/01/03 | 12/01/32 | 370.47 | 44,250.00 | 44,183.48 | 44,160.95 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 12/01/04 | PURCHASE |
| 4911020 | 7.65 | 01/01/03 | 12/01/32 | 564.21 | 78,000.00 | 77,837.06 | 77,782.03 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 4915393 | 8.70 | 01/01/03 | 12/01/32 | 788.81 | 100,725.00 | 99,755.32 | 99,755.33 | FXD | 0.000 | 8.700 | 0.000 | 0 | 0 | | PURCHASE |
| 4915817 | 9.00 | 01/01/03 | 12/01/32 | 555.19 | 69,000.00 | 68,886.90 | 68,847.64 | FXD | 0.000 | 9.000 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4935680 | 11.50 | 01/01/03 | 12/01/32 | 693.21 | 70,000.00 | 69,955.03 | 69,909.20 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4772978 | 10.25 | 01/01/03 | 12/01/32 | 1,478.57 | 165,000.00 | 164,787.98 | 164,718.97 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4878401 | 8.95 | 01/01/03 | 12/01/32 | 1,519.18 | 229,500.00 | 228,926.72 | 228,733.41 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | | PURCHASE |
| 4897153 | 8.40 | 01/01/03 | 12/01/32 | 1,508.44 | 198,000.00 | 197,630.10 | 197,505.07 | FXD | 0.000 | 8.400 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4902805 | 10.95 | 01/01/03 | 12/01/32 | 391.28 | 41,250.00 | 41,204.87 | 41,189.69 | ARM | 5.750 | 16.950 | 10.950 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4904878 | 7.55 | 01/01/03 | 12/01/32 | 2,568.88 | 365,600.00 | 364,789.03 | 364,515.30 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 12/01/04 | PURCHASE |
| 4921714 | 10.20 | 01/01/03 | 12/01/32 | 771.03 | 86,400.00 | 86,204.45 | 86,166.10 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4800744 | 6.75 | 01/01/03 | 12/01/32 | 1,516.10 | 233,750.00 | 233,142.82 | 232,938.15 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4816617 | 10.70 | 12/01/02 | 11/01/32 | 1,303.94 | 140,250.00 | 140,033.62 | 139,978.31 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 11/01/04 | REFI-CASHOUT |
| 4815916 | 11.00 | 01/01/03 | 12/01/32 | 1,904.65 | 200,000.00 | 199,780.24 | 199,706.91 | ARM | 6.750 | 17.000 | 11.000 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT |
| 4874840 | 11.45 | 01/01/03 | 12/01/32 | 338.60 | 34,425.00 | 34,402.64 | 34,370.65 | FXD | 0.000 | 11.450 | 0.000 | 0 | 0 | | PURCHASE |
| 4859419 | 11.80 | 01/01/03 | 12/01/32 | 493.98 | 48,750.00 | 48,687.51 | 48,672.31 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4875829 | 11.20 | 01/01/03 | 12/01/32 | 575.65 | 59,500.00 | 59,438.47 | 59,417.58 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4893854 | 10.50 | 01/01/03 | 12/01/32 | 660.90 | 72,250.00 | 72,133.23 | 72,133.23 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4897393 | 9.05 | 01/01/03 | 12/01/32 | 731.34 | 89,250.00 | 89,054.81 | 89,054.81 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4935706 | 11.80 | 01/01/03 | 12/01/32 | 496.49 | 49,000.00 | 48,852.65 | 48,837.53 | ARM | 6.250 | 17.800 | 11.800 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4878884 | 10.05 | 01/01/03 | 12/01/32 | 220.32 | 25,000.00 | 24,988.69 | 24,955.87 | ARM | 4.990 | 16.050 | 10.050 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4880307 | 8.85 | 01/01/03 | 12/01/32 | 308.32 | 39,550.00 | 39,479.80 | 39,456.06 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4927582 | 11.55 | 02/01/03 | 01/01/33 | 636.23 | 64,000.00 | 63,959.35 | 63,938.73 | ARM | 6.750 | 17.550 | 11.550 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4939633 | 9.30 | 01/01/03 | 12/01/32 | 351.18 | 42,500.00 | 42,456.23 | 42,411.77 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 12/01/04 | PURCHASE |
| 4804571 | 9.00 | 01/01/03 | 12/01/32 | 1,484.53 | 184,500.00 | 184,297.68 | 184,093.32 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 12/01/04 | PURCHASE |
| 4850265 | 7.80 | 01/01/03 | 12/01/32 | 1,324.56 | 184,000.00 | 183,742.04 | 183,480.72 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 12/01/04 | PURCHASE |
| 4905105 | 9.70 | 01/01/03 | 12/01/32 | 1,316.17 | 153,850.00 | 153,630.56 | 153,556.26 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4829588 | 10.20 | 02/01/03 | 01/01/33 | 553.73 | 62,050.00 | 61,987.12 | 61,970.37 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | PURCHASE |
| 4951308 | 10.80 | 02/01/03 | 01/01/33 | 677.18 | 72,250.00 | 72,223.09 | 72,168.64 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 01/01/05 | PURCHASE |
| 4786153 | 10.99 | 02/01/03 | 01/01/18 | 482.58 | 42,480.00 | 42,198.89 | 42,196.89 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4822441 | 7.00 | 02/01/03 | 01/01/33 | 2,664.54 | 400,500.00 | 399,402.37 | 399,402.37 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4870128 | 10.35 | 02/01/03 | 01/01/33 | 578.01 | 63,750.00 | 63,697.44 | 63,670.82 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 01/01/05 | PURCHASE |
| 4883930 | 6.85 | 03/01/03 | 02/01/33 | 1,733.31 | 270,000.00 | 269,782.89 | 269,524.52 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4885810 | 9.25 | 03/01/03 | 02/01/33 | 734.24 | 89,250.00 | 89,157.10 | 89,157.10 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 4886561 | 9.05 | 02/01/03 | 01/01/33 | 1,163.85 | 144,000.00 | 143,764.58 | 143,764.58 | ARM | 5.250 | 15.050 | 9.050 | 3 | 1 | 01/01/06 | REFI-CASHOUT |
| 4901260 | 8.70 | 02/01/03 | 01/01/33 | 1,973.50 | 252,000.00 | 251,677.96 | 251,529.13 | ARM | 5.990 | 14.700 | 8.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4901874 | 9.35 | 02/01/03 | 01/01/33 | 451.49 | 54,400.00 | 54,344.54 | 54,316.48 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4903241 | 6.80 | 02/01/03 | 01/01/33 | 1,817.74 | 278,000.00 | 275,537.19 | 275,303.79 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4908804 | 9.85 | 02/01/03 | 01/01/33 | 475.40 | 54,400.00 | 54,351.13 | 54,326.39 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4912391 | 9.95 | 02/01/03 | 01/01/33 | 464.25 | 53,125.00 | 53,077.29 | 53,053.14 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4915245 | 11.85 | 02/01/03 | 01/01/33 | 429.72 | 42,250.00 | 42,224.88 | 42,212.13 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4916599 | 9.20 | 01/01/03 | 12/01/32 | 1,462.02 | 178,500.00 | 178,217.26 | 178,121.59 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4917523 | 8.20 | 02/01/03 | 01/01/33 | 2,166.82 | 289,750.00 | 289,375.40 | 289,186.18 | ARM | 4.250 | 14.200 | 8.200 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4917748 | 9.05 | 02/01/03 | 01/01/33 | 501.01 | 62,100.00 | 62,032.80 | 61,998.57 | ARM | 5.750 | 15.050 | 9.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4918975 | 6.90 | 02/01/03 | 01/01/33 | 2,397.31 | 364,000.00 | 363,389.63 | 363,081.81 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4920807 | 9.75 | 02/01/03 | 01/01/33 | 1,553.36 | 180,800.00 | 180,458.42 | 180,544.85 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4926697 | 9.35 | 01/01/03 | 12/01/32 | 1,168.55 | 140,800.00 | 140,583.88 | 140,510.71 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4926853 | 8.40 | 02/01/03 | 01/01/33 | 673.47 | 88,400.00 | 88,288.74 | 88,234.30 | ARM | 6.750 | 14.400 | 8.400 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4929204 | 9.30 | 02/01/03 | 01/01/33 | 1,334.48 | 161,500.00 | 161,333.65 | 161,249.51 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4931556 | 9.55 | 02/01/03 | 01/01/33 | 714.46 | 84,600.00 | 84,475.48 | 84,475.48 | ARM | 5.750 | 15.550 | 9.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4933453 | 10.05 | 01/01/03 | 12/01/32 | 832.60 | 94,500.00 | 94,332.46 | 94,332.46 | ARM | 5.750 | 16.050 | 10.050 | 1 | 1 | 12/01/04 | REFI-CASHOUT |
| 4934121 | 11.10 | 02/01/03 | 01/01/33 | 399.80 | 41,650.00 | 41,620.30 | 41,605.60 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4935722 | 10.65 | 03/01/03 | 02/01/33 | 2,558.00 | 276,250.00 | 275,928.32 | 276,038.80 | ARM | 5.990 | 16.650 | 10.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 4938431 | 7.40 | 02/01/03 | 01/01/33 | 2,527.19 | 365,000.00 | 364,445.58 | 364,165.80 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 4938163 | 11.15 | 02/01/03 | 01/01/33 | 658.93 | 68,300.00 | 68,254.02 | 68,230.71 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 01/01/05 | PURCHASE |
| 4938357 | 10.99 | 02/01/03 | 01/01/23 | 502.87 | 48,750.00 | 48,638.68 | 48,579.24 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 4942834 | 7.10 | 02/01/03 | 01/01/33 | 3,104.79 | 462,000.00 | 461,255.22 | 460,879.52 | ARM | 4.250 | 13.100 | 7.100 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4944914 | 7.20 | 01/01/03 | 12/01/32 | 1,850.72 | 272,650.00 | 272,001.66 | 271,782.85 | ARM | 4.250 | 13.200 | 7.200 | 1 | 1 | 12/01/04 | PURCHASE |
| 4945283 | 9.96 | 03/01/03 | 02/01/33 | 1,486.85 | 170,000.00 | 170,000.00 | 169,847.67 | ARM | 5.990 | 15.960 | 9.960 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 4947024 | 8.13 | 02/01/03 | 01/01/33 | 533.18 | 67,750.00 | 67,578.96 | 67,492.83 | ARM | 4.250 | 14.125 | 8.125 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4948892 | 5.95 | 02/01/03 | 01/01/33 | 1,530.80 | 256,700.00 | 256,182.72 | 255,922.16 | ARM | 4.990 | 11.950 | 5.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4950150 | 10.95 | 03/01/03 | 02/01/33 | 524.08 | 55,250.00 | 55,230.08 | 55,209.87 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/06 | REFI-CASHOUT |
| 4950424 | 8.70 | 02/01/03 | 01/01/33 | 1,221.69 | 156,000.00 | 155,817.96 | 155,725.85 | ARM | 5.990 | 14.700 | 8.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4951810 | 9.25 | 02/01/03 | 01/01/33 | 622.38 | 75,650.00 | 75,531.43 | 75,531.43 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4953518 | 10.40 | 02/01/03 | 01/01/33 | 2,699.14 | 297,500.00 | 297,257.34 | 297,134.43 | ARM | 5.990 | 16.400 | 10.400 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 4954608 | 7.80 | 02/01/03 | 01/01/33 | 2,410.13 | 334,800.00 | 333,373.38 | 334,093.59 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4955407 | 12.00 | 02/01/03 | 01/01/33 | 374.18 | 38,375.00 | 38,354.08 | 38,343.46 | ARM | 6.750 | 18.000 | 12.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 4955605 | 6.77 | 02/01/03 | 01/01/33 | 2,267.75 | 352,000.00 | 351,089.23 | 351,089.23 | FXD | 0.000 | 6.770 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4956068 | 11.80 | 02/01/03 | 01/01/33 | 635.00 | 62,600.00 | 62,262.80 | 62,241.81 | FXD | 0.000 | 11.800 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 4958470 | 8.48 | 02/01/03 | 01/01/33 | 275.82 | 42,000.00 | 41,920.21 | 41,893.57 | FXD | 0.000 | 8.475 | 0.000 | 0 | 0 | | REFI-CASHOUT |

| LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4857520 | 10.700 | Full | B- | 478 | 255,000.00 | 0 | 1 | 11/21/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4773321 | 11.250 | Full | B- | 441 | 65,000.00 | 0.00 | 1 | 11/22/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4782447 | 11.850 | Full | A- | 515 | 65,000.00 | 0 | 1 | 11/22/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4804332 | 8.990 | Stated | B | 553 | 195,000.00 | 0.00 | 1 | 11/22/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4820684 | 11.250 | Full | B- | 473 | 55,100.00 | 0 | 1 | 11/22/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4832119 | 8.550 | Full | B | 554 | 170,000.00 | 0 | 1 | 11/22/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4853020 | 11.200 | Full | B- | 0 | 199,000.00 | 198950 | 1 | 11/22/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4904570 | 9.050 | Full | B | 551 | 96,000.00 | 96000 | 1 | 11/22/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4724508 | 11.200 | Full | B- | 495 | 160,000.00 | 0 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4788857 | 10.450 | Full | B- | 479 | 230,000.00 | 0 | 1 | 11/25/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4859872 | 10.125 | Full | B | 514 | 123,000.00 | 0.00 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4867844 | 9.700 | Full | A- | 492 | 130,000.00 | 0 | 1 | 11/25/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4889012 | 10.900 | Full | A- | 479 | 176,500.00 | 0 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4876906 | 11.450 | Stated | B | 569 | 100,000.00 | 0 | 1 | 11/25/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4886941 | 7.500 | Stated | A | 696 | 74,000.00 | 0.00 | 1 | 11/25/2002 | 176 | 03/01/03 | Group I | | | N |
| 4887875 | 8.990 | Full | B- | 513 | 315,000.00 | 0 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4888832 | 5.890 | Stated | A | 631 | 600,000.00 | 0.00 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | | | N |
| 4889119 | 10.200 | Limited | A- | 502 | 257,000.00 | 0 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4903381 | 9.950 | Full | B- | 498 | 86,000.00 | 0 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4914586 | 10.700 | Full | B- | 489 | 154,000.00 | 154,000.00 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4914818 | 9.200 | Stated | A | 630 | 125,000.00 | 125,000.00 | 1 | 11/25/2002 | 356 | 03/01/03 | Group II | | | N |
| 4827085 | 11.200 | Full | B- | 492 | 98,000.00 | 0.00 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4837851 | 11.750 | Full | B- | 474 | 58,000.00 | 0 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4864351 | 10.600 | Full | B- | 531 | 89,000.00 | 89000 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4867412 | 10.450 | Full | B- | 468 | 220,000.00 | 0.00 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4876817 | 7.990 | Full | A- | 613 | 340,000.00 | 0 | 1 | 11/26/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4890811 | 10.300 | Stated | B | 612 | 80,000.00 | 80000 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4904088 | 8.950 | Full | B | 489 | 130,000.00 | 0.00 | 1 | 11/26/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4917241 | 8.650 | Full | A- | 534 | 164,000.00 | 162383 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4920013 | 10.550 | Stated | C | 558 | 200,000.00 | 0 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4850350 | 8.875 | Full | A- | 498 | 230,000.00 | 0.00 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4846782 | 9.950 | Full | B | 502 | 278,000.00 | 0.00 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4870929 | 9.200 | Limited | A- | 548 | 190,000.00 | 0 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4878975 | 10.900 | Full | B | 501 | 110,000.00 | 110,000.00 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4863781 | 10.750 | Full | B- | 519 | 208,000.00 | 205500 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4888397 | 10.450 | Full | B | 480 | 197,000.00 | 0.00 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4889002 | 10.250 | Full | A- | 538 | 74,500.00 | 74,000.00 | 1 | 11/27/2002 | 356 | 04/01/03 | Group I | | | N |
| 4897842 | 9.450 | Stated | A- | 635 | 60,000.00 | 59000 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4911020 | 7.650 | Limited | A | 623 | 130,000.00 | 0.00 | 1 | 11/27/2002 | 356 | 03/01/03 | Group I | | | N |
| 4915393 | 8.700 | Limited | A- | 592 | 118,500.00 | 118,500.00 | 1 | 11/27/2002 | 356 | 04/01/03 | Group II | | | N |
| 4915817 | 9.000 | Stated | A- | 637 | 120,000.00 | 0.00 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | | | N |
| 4935680 | 11.500 | Full | C | 648 | 120,000.00 | 0.00 | 1 | 11/27/2002 | 356 | 02/01/03 | Group II | | | N |
| 4772978 | 10.250 | Full | B- | 504 | 300,000.00 | 0.00 | 1 | 11/29/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4878401 | 8.950 | Limited | A | 661 | 278,000.00 | 270,000.00 | 1 | 11/29/2002 | 356 | 03/01/03 | Group II | | | N |
| 4897153 | 8.400 | Stated | AA | 677 | 220,000.00 | 0.00 | 1 | 11/29/2002 | 356 | 03/01/03 | Group II | | | N |
| 4902805 | 10.950 | Full | A- | 498 | 65,000.00 | 0 | 1 | 11/29/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4904878 | 7.550 | Stated | A | 635 | 457,000.00 | 457000 | 1 | 11/29/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4921714 | 10.200 | Full | B | 510 | 108,000.00 | 0.00 | 1 | 11/29/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4800744 | 6.750 | Stated | AA | 628 | 275,000.00 | 0.00 | 1 | 11/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4816617 | 10.700 | Full | B | 0 | 165,000.00 | 0 | 1 | 10/30/2002 | 355 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4815916 | 11.000 | Full | D | 537 | 320,000.00 | 0.00 | 1 | 12/2/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4874840 | 11.450 | Full | B | 513 | 40,500.00 | 40,500.00 | 1 | 12/2/2002 | 356 | 02/01/03 | Group II | | | N |
| 4859419 | 11.800 | Stated | C | 576 | 75,000.00 | 0.00 | 1 | 12/3/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4875829 | 11.700 | Full | B- | 477 | 70,000.00 | 0.00 | 1 | 12/3/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4893854 | 10.500 | Full | C | 549 | 85,000.00 | 0.00 | 1 | 12/3/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4897393 | 9.050 | Full | B | 541 | 105,000.00 | 0 | 1 | 12/3/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4935706 | 11.800 | Full | B- | 471 | 70,000.00 | 0 | 1 | 12/3/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4878884 | 10.050 | Stated | A- | 629 | 50,000.00 | 0 | 1 | 12/4/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4880307 | 8.650 | Stated | A | 679 | 56,500.00 | 0.00 | 1 | 12/4/2002 | 356 | 03/01/03 | Group II | | | N |
| 4927582 | 11.550 | Full | C | 550 | 80,000.00 | 0.00 | 1 | 12/4/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4939633 | 9.300 | Full | B | 597 | 50,000.00 | 50,000.00 | 1 | 12/4/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4804571 | 9.000 | Full | A- | 523 | 240,000.00 | 240000 | 1 | 12/5/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4850265 | 7.800 | Full | B | 677 | 230,000.00 | 230000 | 1 | 12/5/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4905105 | 9.700 | Full | B | 473 | 181,000.00 | 0.00 | 1 | 12/5/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4829588 | 10.200 | Full | B | 518 | 73,000.00 | 73,000.00 | 1 | 12/5/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4951308 | 10.800 | Full | B | 525 | 85,000.00 | 85,000.00 | 1 | 12/6/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4786153 | 10.990 | Full | A- | 518 | 53,100.00 | 0.00 | 1 | 12/31/2002 | 177 | 04/01/03 | Group II | | | N |
| 4822441 | 7.000 | Full | A | 619 | 445,000.00 | 0 | 1 | 1/2/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4870128 | 10.350 | Limited | B | 522 | 85,000.00 | 85,000.00 | 1 | 12/6/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4883930 | 6.650 | Full | AA | 643 | 293,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 4885810 | 9.250 | Full | A- | 527 | 105,000.00 | 0 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4886561 | 9.050 | Stated | A | 608 | 180,000.00 | 0 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4901260 | 8.700 | Full | A- | 459 | 315,000.00 | 0.00 | 1 | 12/19/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4901874 | 9.350 | Full | B | 528 | 64,000.00 | 0 | 1 | 12/11/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4903241 | 6.900 | Full | A | 622 | 320,000.00 | 0 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4908804 | 9.850 | Full | B | 485 | 68,000.00 | 0 | 1 | 12/4/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4912391 | 9.950 | Full | A- | 492 | 62,500.00 | 0.00 | 1 | 12/23/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4915245 | 11.850 | Full | D | 512 | 65,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4916599 | 9.200 | Full | B | 517 | 210,000.00 | 0.00 | 1 | 12/16/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4917523 | 8.200 | Stated | AA | 642 | 305,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4917748 | 9.050 | Full | A- | 488 | 69,000.00 | 0 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4918975 | 6.900 | Stated | A | 614 | 455,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4920807 | 9.750 | Stated | A- | 511 | 226,000.00 | 0.00 | 1 | 12/11/2002 | 357 | 05/01/03 | Group II | LIBOR | 6 | N |
| 4926697 | 9.350 | Full | B | 628 | 176,000.00 | 0.00 | 1 | 12/18/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4926853 | 8.400 | Full | A- | 598 | 104,000.00 | 0 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4929204 | 9.300 | Full | B | 610 | 190,000.00 | 0 | 1 | 12/9/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4931556 | 9.550 | Full | A- | 491 | 94,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4933453 | 10.050 | Full | A- | 479 | 105,000.00 | 0 | 1 | 12/10/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4934121 | 11.100 | Full | B- | 621 | 49,000.00 | 0.00 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4935722 | 10.650 | Full | B | 489 | 325,000.00 | 0 | 1 | 1/31/2003 | 358 | 05/01/03 | Group II | LIBOR | 6 | N |
| 4938431 | 7.400 | Stated | AA | 718 | 410,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 4938163 | 11.150 | Full | B | 509 | 78,800.00 | 78,000.00 | 1 | 12/6/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4938357 | 10.990 | Stated | A | 660 | 330,000.00 | 325,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 4942834 | 7.100 | Stated | AA | 667 | 514,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4944914 | 7.200 | Stated | AA | 658 | 295,000.00 | 287,000.00 | 1 | 11/21/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4945283 | 9.960 | Full | B | 481 | 200,000.00 | 0 | 1 | 1/29/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4947024 | 8.125 | Stated | AA | 681 | 117,000.00 | 0 | 1 | 12/9/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4948892 | 5.950 | Full | A | 672 | 302,000.00 | 0 | 1 | 12/17/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950150 | 10.950 | Full | B- | 470 | 65,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950424 | 8.700 | Full | B | 518 | 240,000.00 | 0.00 | 1 | 12/10/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4951810 | 9.250 | Full | B | 530 | 89,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4953518 | 10.400 | Full | B | 515 | 350,000.00 | 0.00 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4954608 | 7.800 | Full | AA | 681 | 372,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 07/01/03 | Group I | | | N |
| 4955407 | 12.000 | Full | C | 529 | 48,500.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4955605 | 6.770 | Full | A | 664 | 440,000.00 | 0 | 1 | 12/13/2002 | 357 | 04/01/03 | Group I | | | N |
| 4956068 | 11.800 | Full | A- | 544 | 66,000.00 | 0.00 | 1 | 12/17/2002 | 357 | 03/01/03 | Group II | | | N |
| 4958470 | 8.475 | Stated | AA | 652 | 60,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group I | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6370 x.7281
nam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/9/2003 2:08 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1957781 | 0073843173 | GERALD NEELY | 3903 GRUBER CV | MEMPHIS | TN | 38127 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 1958112 | 0073843249 | GERALD NEELY | 2031 ST ELMO AVENUE | MEMPHIS | TN | 38127 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 1958148 | 0073843264 | GERALD NEELY | 1008 MCNEIL STREET | MEMPHIS | TN | 38107 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 1958195 | 0073843280 | FRANK G CABALLERO | 1872 TRES PICOS DRIVE | YUBA CITY | CA | 95993 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 1958203 | 0073843298 | SALVADOR HERNANDEZ | 3809 KILLDEER DRIVE | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1958492 | 0073843348 | BEA A GARCIA | 204 EVELYN CIRCLE | VALLEJO | CA | 94589 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1959920 | 0073843736 | PAREZ JONES | 4511 BENITEAU | DETROIT | MI | 48214 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 1960050 | 0073843785 | CORA PIGLER | 18182 RUSSELL | DETROIT | MI | 48203 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1960647 | 0073843818 | DWAYNE H FORD | 1847 N. ONTARIO | TOLEDO | OH | 43604 | OWNER-OCC | 2-4 UNITS | 360 | 84.62 | 84.61 |
| 1961009 | 0073843975 | JENNIFER EDWARDS | 21903 NICHOL SAWMILL ROAD | MAGNOLIA | TX | 77355 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1961173 | 0073844023 | MICHELLE R THOMPSON | 4245 WARNER ROAD | CARSON CITY | MI | 48811 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1961629 | 0073844122 | ROBERT C VANDERGOOT | 32952 190A ROAD | SHINGLE TOWN | CA | 96088 | OWNER-OCC | SFR | 360 | 77.92 | 77.82 |
| 1962155 | 0073844171 | ROBERT B HAMPTON | 7647 S GALENA PEAK | LITTLETON | CO | 80127 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 1962678 | 0073844338 | NORMAN K IVES | 84 MIDLAND AVENUE | VINEYARD HAVEN | MA | 2568 | 2ND HOME | SFR | 360 | 85.00 | 85.00 |
| 1962700 | 0073844353 | REINALDO BEAUCHAMP | 2549 HIBISCUS STREET | SARASOTA | FL | 34239 | OWNER-OCC | SFR | 180 | 79.77 | 79.77 |
| 1962728 | 0073844381 | JUDITH A GESAMAN | 112 MAPLEWOOD STREET | ROGERSVILLE | MO | 65742 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1963021 | 0073844494 | CASSANDRA L MILLER | 1248 MARIONOLA WAY | PINOLE | CA | 94564 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 |
| 1963600 | 0073844668 | GARY A GALLO | 10976 SKAGIT VIEW DRIVE | SEDRO WOOLLEY | WA | 98284 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 1964509 | 0073844957 | RICHARD BRAILEY | 1865 BOWMAN BRANCH RD | BOWMAN | SC | 29018 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1965422 | 0073845166 | GAIL L DEFRATES | 8103 AUGUSTA PINES PKWY W | SPRING | TX | 77389 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 1965810 | 0073845251 | MARK C MENKE | 378 BUCKINGHAM DRIVE | CRYSTAL LAKE | IL | 60014 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1966620 | 0073845586 | SABENE A JONES | 2348 N AZURITE CIRCLE | MESA | AZ | 85207 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 1966834 | 0073845608 | WILLIAM J AUMICK | 9087 E 7TH STREET | TUCSON | AZ | 85710 | OWNER-OCC | SFR | 360 | 52.98 | 52.98 |
| 1966881 | 0073845632 | JUDITH ROSE-SINGH | 19325 FRANJO RD | MIAMI | FL | 33157 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1967890 | 0073846002 | JUANITA S MARTINEZ | 292 HARRIS ROAD | LAS VEGAS | NM | 87701 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 1968012 | 0073846036 | SIMPLICIO FALLER | 11940 EBERLE STREET | CERRITOS | CA | 90703 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1968137 | 0073846051 | MENASHE CHAIM | 1208 WILLIAM STREET | HEWLETT | NY | 11557 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1968525 | 0073846216 | MURAT SILPAGAR | 38 HIGH STREET | BLAIRSTOWN | NJ | 7825 | OWNER-OCC | 2-4 UNITS | 360 | 56.41 | 56.41 |
| 1968640 | 0073846283 | FRED B PHILLIPS | 601 38TH LANE | PUEBLO | CO | 81006 | OWNER-OCC | MANU/MOBIL | 360 | 70.00 | 70.00 |
| 1968808 | 0073846366 | CARRIE GOODINE | 2019 UNION STREET | BROOKLYN | NY | 11212 | OWNER-OCC | 2-4 UNITS | 360 | 65.57 | 65.57 |
| 1968970 | 0073846424 | ARNICK SINGH | 312 CLOCKS BOULEVARD | EAST MASSAPEQUA | NY | 11758 | NON OWNER | SFR | 360 | 73.17 | 73.17 |
| 1969218 | 0073846507 | AUDI KONJA | 8917 MOZELLE LANE | LA MESA | CA | 91941 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1969747 | 0073846739 | MARTIN R STANLEY | 8305 S GRANT RD | CLARE | MI | 48617 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1969770 | 0073846754 | REBECCA CAIN | RT 1 BOX 136 2 | RED HOUSE | WV | 25168 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 1969937 | 0073846853 | WILLIE PARKER | 8 MCFADDEN ROAD | HUNTSVILLE | TX | 77320 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 1970042 | 0073846895 | DAVID K REICHENBERG | 150 CAMPBELL RD | NEWPORT | TN | 37821 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 |
| 1970083 | 0073846903 | JOSEPH CHIVRELL | 13726 PIT ST | SHASTA LAKE CITY | CA | 96019 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1970091 | 0073846811 | RAMIRO OBRADOR | 17010 NW 20 STREET | PEMBROKE PINES | FL | 33028 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 1970125 | 0073846946 | ZEFFERY WALLACE | 4525 CHESTNUT | KANSAS CITY | MO | 64114 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1970307 | 0073847042 | TIMOTHY HOEFLING | 8848 TWIN CREEKS AVENUE | STOCKTON | CA | 95219 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1970588 | 0073847174 | DAVID SPENCER | 2670 DUTCH VALLEY RD | CLINTON | TN | 37716 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 |
| 1970675 | 0073847224 | JULIO AMBROCIO | 15043 SW JACKSON AVENUE | INDIANTOWN | FL | 34956 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1970784 | 0073847290 | PETER L CONNICK | 1871 FOREST CIRCLE | SANTA FE | NM | 87505 | 2ND HOME | SFR | 360 | 80.00 | 80.00 |
| 1970885 | 0073847349 | EARL B BARWICK SR | 6432 SEVEN PINES ROAD | WILLISTON | SC | 29853 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 |
| 1972337 | 0073848081 | JOHN C BONGCARON | 8306 LAKE WILLOW WAY | ELK GROVE | CA | 95758 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 |
| 1972378 | 0073848133 | DWAYNE D ELLISON | 835 TEREDO DRIVE | REDWOOD CITY | CA | 94065 | OWNER-OCC | SFR | 360 | 48.81 | 48.81 |
| 1973004 | 0073848412 | LUIS A PEREZ | 100 S MADISON AVE | MONTEBELLO | CA | 90640 | OWNER-OCC | SFR | 360 | 86.67 | 86.67 |
| 1973434 | 0073848628 | DANIEL C BUTTERFIELD | 8172 S 1130 WEST | TAYLORSVILLE | UT | 84123 | NON OWNER | 2-4 UNITS | 360 | 68.82 | 68.82 |
| 1973640 | 0073848784 | LAURA A HEFFNER | 37 VISTA POINTE DRIVE | WATSONVILLE | CA | 95076 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1973830 | 0073848909 | LOURDES G BALLESTEROS | 7214 E LOMITA AVENUE | MESA | AZ | 85208 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 1974259 | 0073849063 | SERGIO A DE JESUS | 748 ROEBLING AVE | TRENTON | NJ | 8611 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1974368 | 0073849147 | THOMAS WHITE | 15180 RYHMER LN | LATHROP | CA | 95330 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1974622 | 0073849253 | ARTHUR VASQUEZ | 835 E LASSEN AVENUE | SAN BERNARDINO | CA | 92410 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1974721 | 0073849311 | BASSAN AHMADI | 17804 CRECIENTE WAY | SAN DIEGO | CA | 92127 | OWNER-OCC | SFR | 360 | 76.00 | 76.00 |
| 1974754 | 0073849329 | MARGARET S WALKER | 2444 BARNHAMVILLE RD | COLUMBIA | SC | 29204 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1974762 | 0073849337 | JAMES P DE SAN JOSE | 2945 TALBROCK CIRCLE | DUBLIN | OH | 43017 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1975041 | 0073849444 | VIRGINIA M FLORES | 13560 HIGHWAY 16 | BEGGS | OK | 74421 | OWNER-OCC | SFR | 360 | 75.76 | 75.76 |
| 1975134 | 0073849501 | LUSTER HARRIS | RT 1 BOX 108 | HOOKS | TX | 75561 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1975504 | 0073849659 | MEHRDAD M SADRAI | 10848 SIGLO CT | SAN DIEGO | CA | 92124 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1976288 | 0073849949 | JIMMIE L ATKINS JR | 637 ST PAULS CHRUCH CIR | CAMDEN | SC | 29020 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 1976312 | 0073849973 | CRAIG J SEWELL | 18791 NUGGET AVENUE | BEND | OR | 97702 | OWNER-OCC | SFR | 360 | 74.19 | 74.19 |
| 1976353 | 0073850012 | DUANE MCINTYRE | 3252 155TH PLACE | MARKHAM | IL | 60426 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1976440 | 0073850087 | CINDA G KENDRICK | 8409 NAVIDAD DRIVE | AUSTIN | TX | 78735 | OWNER-OCC | PUD | 360 | 78.92 | 78.92 |
| 1976551 | 0073850152 | MARGHERITA WOLDEHAWARIA | 3404 DUNNICA AVE | ST LOUIS | MO | 63118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1976569 | 0073850160 | TRACY LITTLEJOHN | 298 E 27TH STREET | PATERSON | NJ | 7514 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1976601 | 0073850194 | ASHIK AZEEZ | 2163 MEADOWVIEW ROAD | SACRAMENTO | CA | 95823 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 1976718 | 0073850285 | MATTHEW D SPANNER | 1178 BILOXI PARK COURT | GALT | CA | 95632 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1976761 | 0073850343 | AARON MCCARTHY | 4765 CANOPY LANE | OAKLEY | CA | 94561 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 1976809 | 0073850350 | RUTH E CHAVARRIA | 6129 TEVIS STREET | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1976841 | 0073850393 | STEVEN A MCINTOSH | 1878 N 31ST STREET | KANSAS CITY | KS | 66104 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1976857 | 0073850442 | GWENDOLYN ROBERTS | 3482 RIVERVIEW DRIVE | MADERA | CA | 93637 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1977492 | 0073850772 | ENRICO POPESCU | 813 DIPLOMAT PARKWAY | HALLANDALE | FL | 33009 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1977868 | 0073850848 | PORTLAND D JIMERSON | 1616 SEMINOLE | FLINT | MI | 48504 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1977882 | 0073850863 | JOHN P ITOFE | 26009 181ST PL SE | KENT | WA | 98042 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1978177 | 0073851150 | DELFINO A PEREZ | 1430 SOUTH CHURCH STREET | LODI | CA | 95240 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1978468 | 0073851283 | LAWRENCE KRAUSE | 188 SHOOTING STAR ISLE | FOSTER CITY | CA | 94404 | OWNER-OCC | SFR | 360 | 74.58 | 74.58 |
| 1978574 | 0073851317 | PETE L RAMOS | 251 IROQUOIS STREET | SAN ANTONIO | TX | 78211 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 1978821 | 0073851556 | DAVID REPLOGLE | 861 ELIZABETH STREET | SAN FRANCISCO | CA | 94114 | OWNER-OCC | SFR | 360 | 50.21 | 50.21 |
| 1979092 | 0073851747 | RAFAEL ARROYO | 436 LADERA DRIVE | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1979187 | 0073851804 | PERRY W PFAFF | 2370 IVANHOE ROAD | BAD AXE | MI | 48413 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1979258 | 0073851887 | DAVID M ANDERSON | 717 FRY STREET | ST PAUL | MN | 55104 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 |
| 1979357 | 0073851937 | JOHN C VINCENZO | 2538 HERRING AVENUE | BRONX | NY | 10467 | NON OWNER | 2-4 UNITS | 180 | 65.00 | 65.00 |
| 1979605 | 0073852083 | ELDON ALFRED | 115 P O BOX | WHEELOCK | TX | 77882 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 1980204 | 0073852422 | CARMEN L JONES | 1338 SW 33RD STREET | OKLAHOMA CITY | OK | 73119 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 1980272 | 0073852430 | DANA L SWENSON | 4183 ARALIA ROAD | ALTADENA | CA | 91001 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1980280 | 0073852448 | OYEFOLAKE A TAIWO | 18618 RIVER BOTTOM ROAD | KATY | TX | 77449 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 1980348 | 0073852497 | JOEY L RANSOM | 8900 SOUTH WILTON PLACE | LOS ANGELES | CA | 90047 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 1980363 | 0073852505 | ANDY DEMENT | 3710 DONALD AVENUE | RIVERSIDE | CA | 92503 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 1980454 | 0073852554 | IRENE LOPEZ | 335 E CORNELL DRIVE | RIALTO | CA | 92376 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 1980546 | 0073852638 | ANGELIA B SMITH | 1219 LONGBROOK DRIVE | BESSEMER | AL | 35020 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1980378 | 0073852935 | FLOR BARRUGA JR | 541-541A PATTERSON AVENUE | GLENDALE | CA | 91203 | NON OWNER | 2-4 UNITS | 360 | 68.67 | 68.67 |
| 1981122 | 0073853180 | DAVID GRUM | 2525 N PLATTE WAY | SACRAMENTO | CA | 94835 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1981148 | 0073853208 | SANDRA DE LEON | 709 ORINOCO WAY | EL PASO | TX | 79907 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1981187 | 0073853255 | DAVID L CRAIG | 4110 ASHLAND CITY HIGHWAY | NASHVILLE | TN | 37218 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 1981236 | 0073853354 | PATRICK G HARVEY | 22202 ABRAZO | MISSION VIEJO | CA | 92691 | OWNER-OCC | SFR | 360 | 64.62 | 64.61 |
| 1981381 | 0073853470 | JOSE L SOTO | 2858 KEEN DRIVE | SAN DIEGO | CA | 91902 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 1981403 | 0073853481 | PATRICIA A JANSEN | 16577 NINA CIRCLE | OMAHA | NE | 68130 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1981437 | 0073853495 | EDDIE D MCCOLLUM | 6515 BETHANIA ROAD | BETHANIA | NC | 27010 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 1981601 | 0073853669 | HERBERT G MARTINEZ | 895 LOMITA AVENUE | MILLBRAE | CA | 94030 | OWNER-OCC | SFR | 360 | 78.95 | 78.95 |
| 1981973 | 0073853258 | ANTONIO OSEGUEDA | 6005 NORTHLAND DRIVE | EMPIRE | CA | 95357 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 1982054 | 0073854030 | SCOTT A PETERS | 13474 SPRING STREET | OMAHA | NE | 68144 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 1982336 | 0073854238 | WALTER N JORG | 18005 230TH ST SE | SNOHOMISH | WA | 98296 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 |
| 1982427 | 0073854295 | GRADY TRAYLOR | 718 STRONG HIGHWAY | EL DORADO | AR | 71730 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 1982617 | 0073854436 | CAROLINE W LEFFALL | 4808 S 145TH ST | TUKWILA | WA | 98168 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1982732 | 0073854519 | EZEQUIEL PEREZ | 1401 E ALISAL STREET | SALINAS | CA | 93905 | OWNER-OCC | SFR | 240 | 15.00 | 85.00 |
| 1982806 | 0073854600 | DERRICK D JACKSON | 3452 KIRKWOOD RD | CLEVELAND HEIGHTS | OH | 44121 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 1982830 | 0073854634 | KENNETH E DOORIS | 11 HIGH CT | POUGHKEEPSIE | NY | 12603 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |

| LOAN NUMBER | CURRENT INT RATE (8.267) | FIRST PAY DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,520.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1957781 | 7.55 | 02/01/03 | 01/01/33 | 446.88 | 63,600.00 | 63,508.25 | 63,458.93 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | |
| 1958112 | 7.00 | 02/01/03 | 01/01/33 | 340.64 | 51,200.00 | 51,115.81 | 51,073.35 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | |
| 1958148 | 7.00 | 02/01/03 | 01/01/33 | 388.54 | 58,400.00 | 58,303.98 | 58,255.55 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | |
| 1958195 | 8.65 | 02/01/03 | 01/01/33 | 1,364.26 | 175,000.00 | 174,793.68 | 174,689.40 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 01/01/05 |
| 1958203 | 7.85 | 02/01/03 | 01/01/33 | 1,915.69 | 270,000.00 | 269,609.68 | 268,412.96 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 | |
| 1958492 | 7.00 | 02/01/03 | 01/01/33 | 1,601.72 | 240,750.00 | 240,353.45 | 240,153.79 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 01/01/05 |
| 1959920 | 11.25 | 02/01/03 | 01/01/33 | 305.95 | 31,500.00 | 31,478.57 | 31,467.73 | ARM | 5.990 | 17.250 | 11.250 | 1 | 1 | 01/01/05 |
| 1960050 | 10.50 | 03/01/03 | 02/01/33 | 458.75 | 50,150.00 | 50,130.06 | 50,109.95 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 |
| 1960647 | 11.20 | 02/01/03 | 01/01/33 | 406.34 | 42,000.00 | 41,971.19 | 41,956.56 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 01/01/05 |
| 1961009 | 11.35 | 03/01/03 | 02/01/33 | 1,830.48 | 187,000.00 | 186,938.23 | 186,875.87 | FXD | 0.000 | 11.350 | 0.000 | 0 | 0 | |
| 1961173 | 9.05 | 02/01/03 | 01/01/33 | 968.68 | 119,850.00 | 119,719.93 | 119,654.16 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 01/01/05 |
| 1961629 | 9.80 | 03/01/03 | 02/01/33 | 1,189.55 | 140,250.00 | 140,182.45 | 140,114.36 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 |
| 1962155 | 6.75 | 02/01/03 | 01/01/33 | 1,663.68 | 256,500.00 | 256,057.06 | 255,833.73 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 01/01/05 |
| 1962678 | 6.75 | 03/01/03 | 02/01/33 | 1,698.03 | 261,800.00 | 261,574.60 | 261,347.93 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 02/01/05 |
| 1962700 | 7.63 | 02/01/03 | 01/01/18 | 1,307.78 | 140,000.00 | 139,180.93 | 138,737.38 | FXD | 0.000 | 7.625 | 0.000 | 0 | 0 | |
| 1962728 | 9.95 | 02/01/03 | 01/01/33 | 820.80 | 93,925.00 | 93,840.64 | 93,797.94 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 01/01/05 |
| 1963021 | 6.85 | 02/01/03 | 01/01/33 | 1,297.42 | 198,000.00 | 197,475.51 | 197,475.51 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 |
| 1963600 | 9.50 | 02/01/03 | 01/01/33 | 1,350.84 | 160,650.00 | 160,491.32 | 160,411.04 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 01/01/05 |
| 1964509 | 8.90 | 02/01/03 | 01/01/33 | 628.72 | 72,250.00 | 72,184.41 | 72,151.21 | FXD | 0.000 | 8.900 | 0.000 | 0 | 0 | |
| 1965422 | 5.70 | 03/01/03 | 02/01/33 | 6,326.58 | 1,090,156.00 | 1,087,603.59 | 1,087,603.59 | ARM | 4.990 | 11.700 | 5.700 | 1 | 1 | 02/01/05 |
| 1965810 | 9.95 | 03/01/03 | 02/01/33 | 1,299.90 | 148,750.00 | 148,683.49 | 148,616.42 | ARM | 6.250 | 15.950 | 9.950 | 1 | 1 | 02/01/05 |
| 1966620 | 10.20 | 03/01/03 | 02/01/33 | 1,668.77 | 187,000.00 | 186,920.73 | 186,840.79 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 |
| 1966834 | 12.65 | 04/01/03 | 03/01/33 | 771.43 | 71,500.00 | 71,482.30 | 71,482.30 | FXD | 0.000 | 12.650 | 0.000 | 0 | 0 | |
| 1966881 | 10.25 | 03/01/03 | 02/01/33 | 1,250.07 | 139,500.00 | 139,441.49 | 139,382.46 | ARM | 5.750 | 16.250 | 10.250 | 1 | 1 | 02/01/05 |
| 1967890 | 11.05 | 03/01/03 | 02/01/33 | 979.08 | 102,400.00 | 102,363.88 | 102,327.43 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 |
| 1968012 | 6.75 | 02/01/03 | 01/01/33 | 2,148.18 | 331,200.00 | 330,678.08 | 330,329.70 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 01/01/05 |
| 1968137 | 5.88 | 03/01/03 | 02/01/33 | 2,271.51 | 384,000.00 | 383,215.06 | 383,215.06 | FXD | 0.000 | 5.875 | 0.000 | 0 | 0 | |
| 1968525 | 10.70 | 03/01/03 | 02/01/33 | 1,022.70 | 110,000.00 | 109,915.69 | 109,915.69 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 02/01/05 |
| 1968640 | 9.80 | 03/01/03 | 02/01/33 | 803.30 | 93,100.00 | 93,013.89 | 93,013.69 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 |
| 1968808 | 10.90 | 03/01/03 | 02/01/33 | 1,889.55 | 200,000.00 | 199,927.12 | 199,853.57 | FXD | 0.000 | 10.900 | 0.000 | 0 | 0 | |
| 1968970 | 6.80 | 02/01/03 | 01/01/33 | 1,955.78 | 300,000.00 | 299,488.99 | 299,228.30 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | |
| 1969218 | 6.90 | 03/01/03 | 02/01/33 | 2,963.71 | 450,000.00 | 449,623.78 | 449,245.42 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 02/01/05 |
| 1969747 | 10.45 | 02/01/03 | 01/01/33 | 654.33 | 71,825.00 | 71,768.04 | 71,737.48 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 01/01/05 |
| 1969770 | 10.35 | 04/01/03 | 03/01/33 | 453.13 | 50,150.00 | 50,150.00 | 50,129.41 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 09/01/03 |
| 1969937 | 11.10 | 03/01/03 | 02/01/33 | 970.93 | 101,150.00 | 101,150.00 | 101,079.06 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 02/01/05 |
| 1970042 | 10.35 | 02/01/03 | 01/01/33 | 683.54 | 75,650.00 | 75,567.61 | 75,558.01 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 01/01/05 |
| 1970083 | 10.45 | 02/01/03 | 01/01/33 | 583.05 | 64,000.00 | 63,948.34 | 63,922.17 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 01/01/05 |
| 1970091 | 9.35 | 02/01/03 | 01/01/33 | 2,375.27 | 286,200.00 | 285,908.28 | 285,760.71 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 01/01/05 |
| 1970125 | 12.65 | 03/01/03 | 02/01/33 | 448.83 | 41,600.00 | 41,589.70 | 41,579.29 | ARM | 6.250 | 18.650 | 12.650 | 1 | 1 | 02/01/05 |
| 1970307 | 11.99 | 03/01/03 | 02/01/23 | 512.79 | 46,600.00 | 46,552.82 | 46,505.17 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 1970588 | 8.85 | 02/01/03 | 01/01/33 | 678.75 | 85,500.00 | 85,403.27 | 85,354.37 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 01/01/05 |
| 1970675 | 12.15 | 03/01/03 | 02/01/33 | 1,065.14 | 102,400.00 | 102,371.68 | 102,343.03 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 02/01/05 |
| 1970784 | 7.00 | 02/01/03 | 01/01/33 | 2,900.72 | 436,000.00 | 435,283.14 | 434,921.57 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | |
| 1970885 | 10.30 | 03/01/03 | 02/01/33 | 534.50 | 59,400.00 | 59,350.49 | 59,350.49 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | |
| 1972337 | 8.20 | 02/01/03 | 01/01/33 | 1,633.65 | 218,500.00 | 218,217.50 | 218,074.80 | ARM | 4.250 | 14.200 | 8.200 | 1 | 1 | 01/01/05 |
| 1972378 | 7.90 | 02/01/03 | 01/01/33 | 2,543.82 | 350,000.00 | 349,519.12 | 349,276.30 | ARM | 4.990 | 13.900 | 7.900 | 1 | 1 | 01/01/05 |
| 1973004 | 6.55 | 03/01/03 | 02/01/33 | 1,588.40 | 250,000.00 | 249,625.63 | 249,399.77 | ARM | 5.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 |
| 1973434 | 8.99 | 02/01/03 | 01/01/33 | 940.57 | 117,000.00 | 116,871.44 | 116,806.43 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 01/01/05 |
| 1973640 | 6.90 | 02/01/03 | 01/01/33 | 2,407.19 | 365,500.00 | 364,887.12 | 364,578.03 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 01/01/05 |
| 1973830 | 10.50 | 02/01/03 | 01/01/18 | 420.06 | 38,000.00 | 37,812.44 | 37,735.01 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | |
| 1974259 | 9.70 | 03/01/03 | 02/01/33 | 602.28 | 70,400.00 | 70,366.81 | 70,333.35 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 |
| 1974368 | 10.75 | 02/01/03 | 01/01/23 | 346.60 | 34,140.00 | 34,098.11 | 34,018.81 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 1974622 | 10.55 | 02/01/03 | 01/01/33 | 1,281.28 | 139,500.00 | 139,334.03 | 139,334.03 | ARM | 6.750 | 16.550 | 10.550 | 3 | 1 | 01/01/08 |
| 1974721 | 6.63 | 02/01/03 | 01/01/33 | 2,676.50 | 418,000.00 | 417,260.38 | 416,887.51 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | |
| 1974754 | 9.35 | 02/01/03 | 01/01/33 | 1,060.68 | 127,800.00 | 127,669.73 | 127,603.83 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 01/01/05 |
| 1974762 | 12.30 | 02/01/03 | 01/01/33 | 799.34 | 76,000.00 | 75,942.78 | 75,921.85 | ARM | 6.750 | 18.300 | 12.300 | 1 | 1 | 01/01/05 |
| 1975041 | 10.00 | 02/01/03 | 01/01/33 | 438.79 | 50,000.00 | 49,933.08 | 49,933.08 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 01/01/05 |
| 1975134 | 11.45 | 03/01/03 | 02/01/33 | 497.18 | 50,400.00 | 50,383.40 | 50,367.04 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 |
| 1975504 | 7.23 | 02/01/03 | 01/01/33 | 3,103.00 | 456,000.00 | 455,282.85 | 454,921.03 | ARM | 4.990 | 13.225 | 7.225 | 1 | 1 | 01/01/05 |
| 1976288 | 11.30 | 04/01/03 | 03/01/33 | 769.33 | 78,520.00 | 78,520.00 | 78,492.88 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 |
| 1976312 | 10.75 | 02/01/03 | 01/01/33 | 1,073.51 | 115,000.00 | 114,913.01 | 114,868.83 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 01/01/05 |
| 1976353 | 10.25 | 04/01/03 | 03/01/33 | 1,541.30 | 172,000.00 | 172,000.00 | 171,927.67 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 03/01/05 |
| 1976440 | 8.70 | 03/01/03 | 02/01/33 | [illegible] | 1,000,000.00 | 999,083.33 | 998,208.77 | FXD | 0.000 | 8.700 | 0.000 | 0 | 0 | |
| 1976551 | 12.20 | 02/01/03 | 01/01/33 | 458.54 | 43,920.00 | 43,883.57 | 43,863.57 | ARM | 6.250 | 18.200 | 12.200 | 1 | 1 | 01/01/05 |
| 1976569 | 10.15 | 03/01/03 | 02/01/33 | 1,850.67 | 208,250.00 | 208,160.76 | 208,070.60 | ARM | 5.750 | 16.150 | 10.150 | 1 | 1 | 02/01/05 |
| 1976601 | 8.30 | 02/01/03 | 01/01/33 | 638.70 | 101,500.00 | 101,385.45 | 101,347.88 | ARM | 6.750 | 15.300 | 9.300 | 1 | 1 | 01/01/05 |
| 1976718 | 9.75 | 02/01/03 | 01/01/23 | 397.43 | 41,900.00 | 41,785.55 | 41,727.63 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 1976761 | 10.65 | 02/01/03 | 01/01/33 | 2,074.18 | 224,000.00 | 223,826.86 | 223,739.10 | ARM | 5.990 | 16.650 | 10.650 | 1 | 1 | 01/01/05 |
| 1976809 | 9.05 | 03/01/03 | 02/01/33 | 1,745.77 | 216,000.00 | 215,883.23 | 215,765.58 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 02/01/05 |
| 1976841 | 12.15 | 03/01/03 | 02/01/33 | 640.75 | 61,600.00 | 61,582.95 | 61,565.73 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 02/01/05 |
| 1976857 | 11.99 | 03/01/03 | 02/01/23 | 693.45 | 63,200.00 | 63,136.02 | 63,071.40 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 1977492 | 9.95 | 02/01/03 | 01/01/33 | 4,159.67 | 476,000.00 | 475,787.18 | 475,358.18 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 01/01/05 |
| 1977868 | 7.90 | 03/01/03 | 02/01/33 | 339.79 | 46,750.00 | 46,685.75 | 46,685.78 | ARM | 5.990 | 13.900 | 7.900 | 1 | 1 | 02/01/05 |
| 1977882 | 11.05 | 02/01/03 | 01/01/33 | 1,307.95 | 136,800.00 | 136,703.06 | 136,653.97 | ARM | 4.990 | 17.050 | 11.050 | 1 | 1 | 01/01/05 |
| 1978177 | 9.99 | 02/01/03 | 01/01/33 | 1,122.35 | 128,000.00 | 127,886.03 | 127,826.33 | ARM | 6.250 | 15.990 | 9.990 | 1 | 1 | 01/01/05 |
| 1978468 | 8.50 | 03/01/03 | 02/01/33 | 6,881.76 | 895,000.00 | 894,457.80 | 893,911.78 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 |
| 1978574 | 12.25 | 04/01/03 | 03/01/33 | 361.53 | 34,500.00 | 34,500.00 | 34,490.68 | ARM | 6.750 | 18.250 | 12.250 | 1 | 1 | 03/01/05 |
| 1978821 | 6.85 | 02/01/03 | 01/01/33 | [illegible] | 580,000.00 | 579,000.83 | 578,497.11 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | |
| 1979092 | 10.75 | 02/01/03 | 01/01/23 | 450.77 | 44,400.00 | 44,293.49 | 44,238.52 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 1979187 | 8.80 | 02/01/03 | 01/01/33 | 888.22 | 114,300.00 | 114,184.03 | 114,140.38 | ARM | 5.750 | 15.800 | 8.800 | 1 | 1 | 01/01/05 |
| 1979258 | 10.40 | 03/01/03 | 02/01/33 | 1,020.69 | 112,500.00 | 112,454.31 | 112,408.22 | ARM | 6.250 | 16.400 | 10.400 | 1 | 1 | 02/01/05 |
| 1979357 | 7.38 | 02/01/03 | 01/01/18 | 2,421.70 | 263,250.00 | 260,423.72 | 260,623.72 | FXD | 0.000 | 7.375 | 0.000 | 0 | 0 | |
| 1979605 | 9.00 | 02/01/03 | 01/01/33 | 458.23 | 56,700.00 | 56,586.74 | 56,586.74 | FXD | 0.000 | 9.000 | 0.000 | 0 | 0 | |
| 1980204 | 6.88 | 03/01/03 | 02/01/33 | 210.22 | 32,000.00 | 31,973.11 | 31,946.07 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | |
| 1980272 | 11.99 | 02/01/03 | 01/01/23 | 704.25 | 64,000.00 | 63,889.79 | 63,803.71 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 1980280 | 9.50 | 03/01/03 | 02/01/18 | 217.20 | 20,800.00 | 20,694.52 | 20,694.52 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | |
| 1980348 | 10.50 | 02/01/03 | 01/01/18 | 572.80 | 51,800.00 | 51,680.65 | 51,436.81 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | |
| 1980363 | 9.90 | 02/01/03 | 01/01/33 | 1,113.85 | 128,000.00 | 127,825.01 | 127,825.01 | ARM | 5.990 | 15.900 | 9.900 | 3 | 1 | 01/01/06 |
| 1980454 | 10.75 | 02/01/03 | 01/01/23 | 311.62 | 30,694.00 | 30,623.37 | 30,583.08 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 1980546 | 9.45 | 03/01/03 | 02/01/33 | 853.96 | 102,000.00 | 101,759.18 | 101,759.18 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 |
| 1980378 | 7.20 | 02/01/03 | 01/01/33 | 1,696.98 | 250,000.00 | 249,405.51 | 249,405.81 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 01/01/05 |
| 1981122 | 10.45 | 02/01/03 | 01/01/33 | 2,227.23 | 244,400.00 | 244,202.71 | 244,102.78 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 01/01/05 |
| 1981148 | 11.50 | 02/01/03 | 01/01/33 | 690.24 | 69,700.00 | 69,655.22 | 69,632.51 | ARM | 6.250 | 17.500 | 11.500 | 3 | 1 | 01/01/06 |
| 1981187 | 7.60 | 02/01/03 | 01/01/33 | 741.38 | 105,000.00 | 104,769.41 | 104,769.41 | ARM | 5.990 | 13.600 | 7.600 | 1 | 1 | 01/01/05 |
| 1981236 | 6.35 | 02/01/03 | 01/01/33 | 2,090.71 | 336,600.00 | 335,372.83 | 335,058.90 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 01/01/05 |
| 1981381 | 9.05 | 03/01/03 | 02/01/33 | 1,697.27 | 210,000.00 | 209,886.40 | 209,772.10 | ARM | 5.990 | 15.050 | 9.050 | 3 | 1 | 02/01/05 |
| 1981403 | 6.50 | 03/01/03 | 02/01/33 | 2,477.71 | 392,000.00 | 391,645.62 | 391,289.32 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | |
| 1981437 | 11.00 | 02/01/03 | 01/01/33 | 635.88 | 66,750.00 | 66,702.18 | 66,677.94 | ARM | 5.990 | 17.000 | 11.000 | 1 | 1 | 01/01/05 |
| 1981601 | 6.80 | 02/01/03 | 01/01/33 | 3,911.58 | 600,000.00 | 598,885.54 | 598,347.68 | ARM | 4.990 | 12.800 | 6.800 | 3 | 1 | 01/01/06 |
| 1981973 | 10.35 | 03/01/03 | 02/01/33 | 1,030.04 | 114,000.00 | 113,898.08 | 113,898.08 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 | 02/01/05 |
| 1982054 | 7.90 | 02/01/03 | 01/01/33 | 719.54 | 99,000.00 | 98,863.97 | 98,795.28 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | |
| 1982336 | 7.25 | 02/01/03 | 01/01/33 | 3,751.97 | 550,000.00 | 548,705.05 | 548,705.05 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 01/01/05 |
| 1982427 | 11.60 | 02/01/03 | 01/01/33 | 432.81 | 43,350.00 | 43,327.75 | 43,308.93 | ARM | 6.250 | 17.600 | 11.600 | 1 | 1 | 01/01/05 |
| 1982617 | 7.30 | 03/01/03 | 02/01/33 | 1,727.30 | 251,950.00 | 251,950.00 | 251,559.81 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 |
| 1982732 | 10.99 | 02/01/03 | 01/01/23 | 377.54 | 36,600.00 | 36,471.80 | 36,471.80 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 1982806 | 7.55 | 03/01/03 | 02/01/33 | 640.81 | 91,200.00 | 91,063.58 | 91,063.58 | ARM | 5.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 |
| 1982830 | 9.00 | 03/01/03 | 02/01/33 | 1,532.01 | 190,400.00 | 190,295.99 | 190,191.20 | ARM | 6.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1957781 | REFI-NO CASHOUT | 7.550 | Limited | A | 681 | 79,500.00 | 0 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | | | N |
| 1958112 | REFI-NO CASHOUT | 7.000 | Stated | AA | 661 | 64,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 1958148 | REFI-NO CASHOUT | 7.000 | Stated | AA | 661 | 73,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 1958195 | REFI-CASHOUT | 8.650 | Stated | B | 544 | 250,000.00 | 0 | 1 | 1/13/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1958203 | REFI-CASHOUT | 7.850 | Stated | AA | 688 | 300,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 1958492 | REFI-CASHOUT | 7.000 | Full | A | 600 | 267,500.00 | 0 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1959920 | REFI-CASHOUT | 11.250 | Full | B | 490 | 45,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1960050 | REFI-CASHOUT | 10.500 | Full | B- | 517 | 59,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1960647 | REFI-CASHOUT | 11.200 | Full | B- | 456 | 85,000.00 | 0.00 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1961009 | PURCHASE | 11.350 | Full | A- | 509 | 220,000.00 | 220,000.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | | | N |
| 1961173 | REFI-CASHOUT | 9.050 | Full | B | 550 | 141,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1961629 | REFI-CASHOUT | 9.800 | Full | B | 524 | 180,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1962155 | REFI-CASHOUT | 6.750 | Stated | AA | 641 | 285,000.00 | 0 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1962678 | PURCHASE | 6.750 | Stated | AA | 696 | 312,000.00 | 308000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1962700 | REFI-CASHOUT | 7.625 | Stated | A- | 502 | 175,500.00 | 0.00 | 1 | 12/30/2002 | 177 | 03/01/03 | Group II | | | N |
| 1962728 | PURCHASE | 9.950 | Full | A- | 484 | 120,000.00 | 110500 | 1 | 12/6/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1963021 | REFI-CASHOUT | 6.850 | Full | A | 624 | 220,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1963600 | PURCHASE | 9.500 | Full | A- | 532 | 189,000.00 | 189,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1964509 | REFI-CASHOUT | 8.900 | Full | B | 602 | 85,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 1965422 | REFI-CASHOUT | 5.700 | Full | A | 660 | ########## | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1965810 | REFI-CASHOUT | 9.950 | Full | B- | 483 | 175,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1966620 | REFI-CASHOUT | 10.200 | Full | B | 491 | 220,000.00 | 0 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1966834 | REFI-NO CASHOUT | 12.650 | Full | D | 544 | 135,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 1966881 | PURCHASE | 10.250 | Full | A- | 508 | 155,000.00 | 155000 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1967890 | REFI-CASHOUT | 11.050 | Full | C | 517 | 128,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1968012 | PURCHASE | 6.750 | Stated | AA | 703 | 368,000.00 | 368000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1968137 | REFI-CASHOUT | 5.875 | Stated | AA | 681 | 480,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group I | | | N |
| 1968525 | REFI-CASHOUT | 10.700 | Stated | B- | 482 | 195,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1968640 | REFI-CASHOUT | 9.800 | Full | A- | 501 | 133,000.00 | 0 | 1 | 2/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1968808 | PURCHASE | 10.900 | Stated | A- | 493 | 319,000.00 | 305,000.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 1968970 | REFI-CASHOUT | 6.800 | Stated | A | 681 | 410,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 1969218 | REFI-CASHOUT | 6.900 | Full | A | 640 | 500,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1969747 | REFI-CASHOUT | 10.450 | Full | B- | 504 | 84,500.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1969770 | REFI-CASHOUT | 10.350 | Full | B- | 522 | 59,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1969937 | PURCHASE | 11.100 | Full | B- | 503 | 119,000.00 | 119000 | 1 | 1/29/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 1970042 | REFI-CASHOUT | 10.350 | Full | B- | 529 | 89,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1970083 | PURCHASE | 10.450 | Full | B | 0 | 80,000.00 | 80000 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1970091 | REFI-CASHOUT | 9.350 | Full | A- | 508 | 318,000.00 | 0.00 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1970125 | PURCHASE | 12.650 | Full | B- | 0 | 52,000.00 | 52000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1970307 | PURCHASE | 11.990 | Full | A | 600 | 233,000.00 | 233,000.00 | 2 | 1/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 1970588 | REFI-NO CASHOUT | 8.850 | Full | A- | 614 | 95,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1970675 | PURCHASE | 12.150 | Full | B- | 0 | 128,000.00 | 128000 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1970784 | PURCHASE | 7.000 | Stated | AA | 664 | 555,000.00 | 545,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 1970885 | REFI-CASHOUT | 10.300 | Full | A- | 501 | 66,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group I | | | N |
| 1972337 | REFI-NO CASHOUT | 8.200 | Stated | AA | 633 | 230,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1972378 | REFI-CASHOUT | 7.900 | Full | A- | 586 | 720,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1973004 | PURCHASE | 6.550 | Stated | B | 653 | 375,000.00 | 375,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1973434 | REFI-CASHOUT | 8.990 | Full | B | 647 | 170,000.00 | 0.00 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1973640 | REFI-CASHOUT | 6.900 | Stated | AA | 652 | 430,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1973830 | PURCHASE | 10.500 | Stated | A | 753 | 190,000.00 | 180,000.00 | 2 | 1/9/2003 | 177 | 02/01/03 | Group II | | | N |
| 1974259 | REFI-NO CASHOUT | 9.700 | Full | B | 494 | 88,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1974368 | PURCHASE | 10.750 | Stated | A | 709 | 173,000.00 | 170,700.00 | 2 | 1/3/2003 | 237 | 03/01/03 | Group I | | | N |
| 1974622 | REFI-CASHOUT | 10.550 | Full | A- | 631 | 155,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1974721 | REFI-NO CASHOUT | 6.625 | Full | AA | 754 | 550,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 1974754 | REFI-CASHOUT | 9.350 | Full | A- | 607 | 142,000.00 | 0 | 1 | 12/21/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1974762 | REFI-NO CASHOUT | 12.300 | Full | C | 512 | 95,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1975041 | REFI-CASHOUT | 10.000 | Full | B | 650 | 66,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1975134 | REFI-CASHOUT | 11.450 | Full | B- | 529 | 63,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1975504 | REFI-CASHOUT | 7.225 | Full | A- | 581 | 570,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976288 | PURCHASE | 11.200 | Full | D- | 457 | 102,000.00 | 98400 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976312 | REFI-CASHOUT | 10.750 | Full | B- | 478 | 155,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976353 | PURCHASE | 10.250 | Full | B- | 500 | 215,000.00 | 215000 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976440 | REFI-CASHOUT | 8.700 | Full | A | 663 | ########## | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 1976551 | PURCHASE | 12.200 | Full | B- | 0 | 54,900.00 | 54900 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1976569 | REFI-CASHOUT | 10.150 | Full | A- | 494 | 245,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976601 | REFI-CASHOUT | 8.300 | Stated | A- | 679 | 145,000.00 | 0 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976718 | PURCHASE | 9.750 | Full | A | 680 | 210,000.00 | 209,500.00 | 2 | 12/21/2002 | 237 | 03/01/03 | Group I | | | N |
| 1976761 | REFI-CASHOUT | 10.650 | Full | B | 469 | 280,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976809 | REFI-NO CASHOUT | 9.050 | Limited | B | 655 | 270,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976841 | PURCHASE | 12.150 | Full | B- | 479 | 77,000.00 | 77000 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1976857 | PURCHASE | 11.990 | Full | A | 619 | 316,000.00 | 316,000.00 | 2 | 1/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 1977492 | REFI-CASHOUT | 9.950 | Full | B | 616 | 560,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 1977868 | PURCHASE | 7.900 | Full | B | 607 | 55,500.00 | 55000 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1977882 | REFI-NO CASHOUT | 11.050 | Full | C | 529 | 171,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1978177 | REFI-CASHOUT | 9.990 | Full | B- | 518 | 160,000.00 | 0 | 1 | 12/21/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1978468 | REFI-NO CASHOUT | 8.500 | Full | A- | 550 | ########## | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1978574 | REFI-CASHOUT | 12.250 | Full | B | 522 | 46,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1978821 | REFI-NO CASHOUT | 6.850 | Stated | A | 638 | ########## | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 1979092 | PURCHASE | 10.750 | Full | A | 657 | 222,000.00 | 222000 | 2 | 1/8/2003 | 237 | 03/01/03 | Group I | | | N |
| 1979187 | REFI-CASHOUT | 8.800 | Full | A- | 480 | 127,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1979258 | REFI-CASHOUT | 10.400 | Full | B- | 638 | 150,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1979357 | REFI-CASHOUT | 7.375 | Stated | A | 689 | 405,000.00 | 0.00 | 1 | 1/7/2003 | 177 | 04/01/03 | Group II | | | N |
| 1979605 | REFI-CASHOUT | 9.000 | Stated | A | 681 | 81,000.00 | 0 | 1 | 12/20/2002 | 357 | 04/01/03 | Group II | | | N |
| 1980204 | PURCHASE | 6.875 | Stated | AA | 673 | 44,000.00 | 40,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group I | | | N |
| 1980272 | PURCHASE | 11.990 | Stated | A | 802 | 320,000.00 | 320,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 1980280 | PURCHASE | 9.500 | Full | A | 719 | 104,000.00 | 104,000.00 | 2 | 1/3/2003 | 178 | 04/01/03 | Group II | | | N |
| 1980348 | PURCHASE | 10.500 | Stated | A | 660 | 251,000.00 | 259000 | 2 | 12/30/2002 | 177 | 02/01/03 | Group II | | | N |
| 1980363 | REFI-CASHOUT | 9.900 | Full | B | 631 | 160,000.00 | 0 | 1 | 1/8/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1980454 | PURCHASE | 10.750 | Stated | A | 687 | 153,500.00 | 153470 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 1980546 | REFI-CASHOUT | 9.450 | Full | A- | 490 | 120,000.00 | 0 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1980378 | REFI-CASHOUT | 7.200 | Stated | A | 708 | 375,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1981122 | PURCHASE | 10.450 | Full | B | 484 | 290,000.00 | 287624 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1981148 | PURCHASE | 11.500 | Full | B- | 501 | 88,000.00 | 82,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1981187 | REFI-CASHOUT | 7.600 | Stated | B | 618 | 140,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1981236 | REFI-CASHOUT | 6.350 | Stated | A | 628 | 520,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1981381 | REFI-CASHOUT | 9.050 | Full | B | 550 | 280,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1981403 | REFI-CASHOUT | 6.500 | Stated | A | 638 | 490,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | | | N |
| 1981437 | REFI-CASHOUT | 11.000 | Stated | B | 471 | 89,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1981601 | PURCHASE | 6.800 | Full | A | 649 | 760,000.00 | 760,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1981973 | REFI-CASHOUT | 10.350 | Full | C | 578 | 152,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1982054 | REFI-CASHOUT | 7.900 | Stated | AA | 659 | 110,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 1982336 | REFI-CASHOUT | 7.250 | Full | A | 708 | 660,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1982427 | PURCHASE | 11.600 | Full | B- | 535 | 51,000.00 | 51,000.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1982617 | PURCHASE | 7.300 | Full | B | 602 | 320,000.00 | 314,850.00 | 1 | 2/4/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 1982732 | PURCHASE | 10.990 | Stated | A | 689 | 244,000.00 | 244,000.00 | 2 | 12/30/2002 | 237 | 04/01/03 | Group I | | | N |
| 1982806 | REFI-CASHOUT | 7.550 | Full | B | 634 | 114,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1982830 | REFI-CASHOUT | 9.000 | Full | A- | 501 | 238,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6270 x.7161
nam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 2:34 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PAY DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 982971 | 0073654875 | HAZEL P BAGLEY | 6418 S ROSEPINE ROAD | TUCSON | AZ | 85746 | OWNER-OCC | SFR | 360 | 79.44 | 79.44 | 12.15 | 02/01/03 |
| 983094 | 0073654700 | JOHN R MITCHELL | 8812 DUNNIGAN DRIVE | CLINTON | MD | 20735 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 | 03/01/03 |
| 983144 | 0073654840 | JEREMY MILLER | 17111 DEER CROSSING TRACE | FISHERVILLE | KY | 40023 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.63 | 03/01/03 |
| 983250 | 0073654949 | HELMA ZINGERMAN | 710 MARGUERITA AVENUE | SANTA MONICA | CA | 90402 | OWNER-OCC | SFR | 360 | 30.61 | 30.61 | 5.60 | 02/01/03 |
| 983292 | 0073654864 | ANIBAL MEDINA | 5053 W NELSON | CHICAGO | IL | 60641 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 02/01/03 |
| 983755 | 0073655270 | KIRK W BRADY | 287 OAK STREET | VALLEY SPRINGS | CA | 95252 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.55 | 03/01/03 |
| 983847 | 0073655367 | FRANCINE A BO | 39997 CEDAR BLVD. #747 | NEWARK | CA | 94560 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 |
| 983854 | 0073655375 | CATHY A CABRAL | 815 MARSHALL ROAD | VACAVILLE | CA | 95687 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.35 | 03/01/03 |
| 984159 | 0073655573 | LEEANN K SARGENT | 40129 PALM STREET | LADY LAKE | FL | 32159 | OWNER-OCC | SFR | 180 | 90.00 | 90.00 | 7.40 | 02/01/03 |
| 984268 | 0073655680 | BART L BURNSIDE | 6275 W 3740 SOUTH | WEST VALLEY CITY | UT | 84128 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 02/01/03 |
| 984274 | 0073655698 | RICKY HATTER | 2635 W RANCH ROAD | PENDLETON | TX | 76564 | OWNER-OCC | MANUMOBIL | 360 | 82.51 | 82.51 | 9.05 | 03/01/03 |
| 984357 | 0073655771 | LORI A BRADSHAW | 603 KAUFMANN AVENUE | DUBUQUE | IA | 52001 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.00 | 03/01/03 |
| 984407 | 0073655821 | EDWIDG M HONORAT | 4064 WILKINSON AVENUE | LOS ANGELES | CA | 91604 | OWNER-OCC | SFR | 360 | 74.67 | 74.67 | 8.40 | 03/01/03 |
| 984530 | 0073655938 | PETE FERREL | 2048-2048 HICKS AVENUE | SAN ANTONIO | TX | 78210 | NON OWNER | 2-4 UNITS | 360 | 67.58 | 67.58 | 8.70 | 02/01/03 |
| 984563 | 0073655961 | RICHARD L COLLINS | 2858 E 111TH STREET | CLEVELAND | OH | 44104 | NON OWNER | 2-4 UNITS | 360 | 90.00 | 90.00 | 7.90 | 02/01/03 |
| 984597 | 0073655987 | OTTAVIO A LOGRASSO | 119 RUMNEY MARSH TERRACE | SAUGUS | MA | 1906 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.15 | 02/01/03 |
| 984712 | 0073656100 | WANDA G RAHALL | 38 CHAPIN CIRCLE | MYRTLE BEACH | SC | 29572 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.25 | 02/01/03 |
| 984761 | 0073656159 | MARLA NEELEY | 841 JORDAN WAY | BOLINGBROOK | IL | 60440 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 8.70 | 03/01/03 |
| 984787 | 0073656175 | MARY M SMITH | 2749 ANTLERS ROAD | BOYDTON | VA | 23917 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 8.85 | 02/01/03 |
| 984825 | 0073656217 | PAUL R WILLIAMS | 3831 OLD CAMDEN HWY | HEATH SPRINGS | SC | 29058 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.05 | 03/01/03 |
| 984828 | 0073656316 | BRIAN HILL | 7804 DIVISION AVENUE | BIRMINGHAM | AL | 35206 | NON OWNER | 2-4 UNITS | 180 | 59.67 | 59.67 | 8.38 | 02/01/03 |
| 984851 | 0073656340 | HUGO E SARABIA JR | 308 CLAVELES | MISSION | TX | 78572 | OWNER-OCC | SFR | 180 | 75.00 | 75.00 | 10.63 | 02/01/03 |
| 984985 | 0073656373 | FREDDIE SANDERS | 1443 OAK VISTA DRIVE | DALLAS | TX | 75232 | NON OWNER | SFR | 360 | 60.00 | 60.00 | 12.40 | 02/01/03 |
| 985032 | 0073656423 | JOHN N HOUGH | 2870 SHILOH RD | SUISUN | CA | 94585 | OWNER-OCC | SFR | 360 | 88.74 | 88.74 | 8.70 | 03/01/03 |
| 985057 | 0073656449 | ALESSANDRO G LAMAS | 74 CR 41 ENTRANCE 10378 | ALCALDE | NM | 87511 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 8.05 | 02/01/03 |
| 985069 | 0073656480 | LARRY FOSTER | 308 AFTON DRIVE | NORTHFIELD | MN | 55057 | OWNER-OCC | SFR | 360 | 88.72 | 88.72 | 7.65 | 02/01/03 |
| 985214 | 0073656605 | JERI L KNAPP | 8498 CHANTICLEER ROAD | STANTON | CA | 90680 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 |
| 985232 | 0073656613 | DAVID SULEIMAN | 27816 RON RIDGE DRIVE | SANTA CLARITA | CA | 91350 | OWNER-OCC | SFR | 360 | 69.00 | 69.00 | 7.10 | 02/01/03 |
| 985297 | 0073656654 | DAVID C FOSTER | 10690 WAGON WHEEL DRIVE | SPRING VALLEY | CA | 91978 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 02/01/03 |
| 859641 | 0073656544 | RICHARD MACHADO | 116 FARNUM PIKE | SMITHFIELD | RI | 2917 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.65 | 01/01/03 |
| 861431 | 0073658627 | MARTIN P LITTLE | 26 YUKON AVE | WORCESTER | MA | 1605 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 |
| 873501 | 0073658067 | WILLIAM E HELMS | 209 PECAN DRIVE | OAKBORO | NC | 28129 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 | 02/01/03 |
| 874357 | 0073658998 | COLLEEN ROBILOTTO | 14819 MUIRFIELD LANE | HOUSTON | TX | 77095 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 9.75 | 03/01/03 |
| 877676 | 0073658070 | SUK E FERL | 12 A & 12 B WEBSTER STREET | PETALUMA | CA | 94952 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 7.30 | 02/01/03 |
| 887635 | 0073658753 | FRANCISCO R AGUADO | 705 MURPHY DRIVE | SAN MATEO | CA | 94402 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.90 | 02/01/03 |
| 883484 | 0073658128 | JAMIE L SMITH | 130 SIOUX CIRCLE | CIBOLO | TX | 78108 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 03/01/03 |
| 884882 | 0073659360 | LOUIS A MAISONAVE | 107-109 NORTH 10TH STREET | NEWARK | NJ | 7104 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 8.45 | 02/01/03 |
| 891016 | 0073659699 | JORGE O ABRAHAM | 2715 COLORADO STREET | SARASOTA | FL | 34237 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 02/01/03 |
| 891115 | 0073659708 | SHERRY WHITTEN | 185 PR 6624 | MINEOLA | TX | 75773 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.40 | 02/01/03 |
| 893533 | 0073659781 | RODRICK DALMAN | 10670 MOHAVE COURT | MORENO VALLEY | CA | 92557 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.25 | 02/01/03 |
| 894055 | 0073658623 | MAGDALENA C LOPEZ | 3500 38TH STREET | SACRAMENTO | CA | 95817 | NON OWNER | SFR | 360 | 83.27 | 83.27 | 12.35 | 02/01/03 |
| 888508 | 0073659948 | PATRICIA A WURM | 31011 EVERETT COURT 11 | HAYWARD | CA | 94544 | OWNER-OCC | CONDO | 360 | 87.89 | 87.89 | 7.65 | 01/01/03 |
| 905196 | 0073660235 | AMMER L JOHNSON | 1820 S SCHOOL STREET | LODI | CA | 95240 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 01/01/03 |
| 906541 | 0073660328 | DERRICK K GILLIAM | 2442 KINGS CREEK ROAD | NEWBERRY | SC | 29108 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.10 | 02/01/03 |
| 913109 | 0073660573 | VICKI TRACY | 2243 E GERARD AVE | MERCED | CA | 95340 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.60 | 02/01/03 |
| 914891 | 0073660884 | GREGORY L THOMAS | 3119 N 53RD STREET | MILWAUKEE | WI | 53216 | OWNER-OCC | 2-4 UNITS | 360 | 90.00 | 90.00 | 9.10 | 03/01/03 |
| 919577 | 0073660961 | APRIL GREEN | 5470 WREN AVE | ST LOUIS | MO | 63120 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.70 | 02/01/03 |
| 923284 | 0073661161 | MARJORIE J WHALEY | 17 GAY STREET | JACKSON | OH | 45640 | OWNER-OCC | SFR | 360 | 84.55 | 84.54 | 11.70 | 02/01/03 |
| 934139 | 0073661965 | ROBERT PRICE | 11711 & RIDGEWAY DRIVE | WILLIS | TX | 77318 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 12.40 | 02/01/03 |
| 934899 | 0073662014 | DAVID SWIFT | 7512 85TH PLACE NORTHEAST | MARYSVILLE | WA | 98270 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 02/01/03 |
| 938181 | 0073662454 | ALFRED M OAKMAN | 1723 N 78TH STREET | KANSAS CITY | KS | 66211 | OWNER-OCC | 2-4 UNITS | 360 | 90.00 | 90.00 | 9.85 | 03/01/03 |
| 940088 | 0073662587 | JUAN G VILLAFUERTE | 1384 BOA VISTA DRIVE | SAN JOSE | CA | 95122 | NON OWNER | SFR | 360 | 81.54 | 81.54 | 8.55 | 02/01/03 |
| 941670 | 0073662769 | ELIAZAR LOPEZ | 258 EAST AVENUE P3 | PALMDALE | CA | 93550 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 |
| 943058 | 0073662900 | ELLEN NIELSEN | 4001 ALTA MESA DRIVE | REDDING | CA | 96002 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.15 | 02/01/03 |
| 950135 | 0073663700 | CHERYL D RAY | 142 URBANDALE AVE | EAST PEORIA | IL | 61611 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 02/01/03 |
| 950507 | 0073663742 | LORETTA K KELLY | 74 W RAMBO STREET | BRIDGEPORT | PA | 19405 | OWNER-OCC | TOWNHOUSI | 360 | 80.00 | 80.00 | 8.35 | 02/01/03 |
| 952347 | 0073663909 | DWIGHT M ELAM | 2886 NUTBUSH ROAD | HENDERSON | NC | 27537 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 02/01/03 |
| 952640 | 0073663924 | KAREN M ENGEBRETSON | 4363 S DEVINNEY STREET | MORRISON | CO | 80465 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 | 02/01/03 |
| 952750 | 0073663932 | WILFREDO A DIAZ | 845 W 41ST STREET | SAN BERNARDINO | CA | 92407 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.20 | 02/01/03 |
| 954392 | 0073664063 | KENNETH LASSITER | 2527 WINDRIM WAY | ELK GROVE | CA | 95758 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.50 | 02/01/03 |
| 954758 | 0073664146 | PATRICK A WHITE | 8160 W 8TH STREET | TULSA | OK | 74127 | OWNER-OCC | SFR | 360 | 63.77 | 63.78 | 10.90 | 03/01/03 |
| 954772 | 0073664153 | BONNIE E CALHOUN | 228 E JEFFERSON AVENUE | MONTICELLO | AR | 71655 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.50 | 02/01/03 |
| 956505 | 0073664442 | LOUIS A TORRES | 6 TEMPLE ST | SPENCER | MA | 1562 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 12.40 | 02/01/03 |
| 958930 | 0073664781 | CATHY L HANSEN | 18475 CEDAR RIDGE DRIVE | STERLING | CO | 80751 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 9.30 | 02/01/03 |
| 950278 | 0073664872 | REBECCA ROUSSEAU | 6207 MOHICAN WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 84.38 | 84.38 | 6.80 | 02/01/03 |
| 960423 | 0073664959 | ANGELA S WARE | 1030 HILLDALE ROAD | VALLEY | AL | 36854 | OWNER-OCC | SFR | 360 | 78.38 | 78.38 | 9.45 | 03/01/03 |
| 961041 | 0073665069 | ARMANDO J BOJORQUEZ | 651 FOOTHILL BOULEVARD | GLENDORA | CA | 91741 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.80 | 02/01/03 |
| 962015 | 0073665242 | GEORGE A ROLFS | 1453 KINGS ROAD | HICKORY | NC | 28602 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.80 | 02/01/03 |
| 962049 | 0073665267 | LEMUEL BLACKWELL | 43 OVERPECK AVE | RIDGEFIELD | NJ | 7660 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.30 | 02/01/03 |
| 963122 | 0073665283 | MARIA G GONZALEZ | 2742 11TH STREET | RIVERSIDE | CA | 92507 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 8.05 | 02/01/03 |
| 963171 | 0073665281 | MARIA G GONZALEZ | 2788 11TH STREET | RIVERSIDE | CA | 92507 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 8.05 | 02/01/03 |
| 963070 | 0073665473 | ASHLEY N GOOLSBY | 1070 BALL PARK ROAD | THOMASVILLE | NC | 27360 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.05 | 02/01/03 |
| 963558 | 0073665577 | JESSE E JOYNER | 330 LAURIE LYNN DRIVE | BATON ROUGE | LA | 70819 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 02/01/03 |
| 963674 | 0073665606 | TERRY M SCHAUMBURG | 57499 TIMBER ROAD | VERNONIA | OR | 97064 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.35 | 02/01/03 |
| 964714 | 0073665679 | SAM ZELIKSON | 43 BRANDON DRIVE | MOUNT KISCO | NY | 10549 | OWNER-OCC | SFR | 360 | 73.98 | 73.98 | 6.75 | 03/01/03 |
| 965258 | 0073666038 | JEFFREY W CONN | 355 MELVIN LANE | TRAFFORD | AL | 35172 | OWNER-OCC | SFR | 360 | 79.15 | 79.15 | 10.63 | 03/01/03 |
| 965864 | 0073666168 | ANTONIO GODINEZ | 517 SOUTH GARNSEY STREET | SANTA ANA | CA | 92701 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.50 | 02/01/03 |
| 966016 | 0073666180 | ROBERT SILVESTRE | 1220 BERG ROAD | TRACY | CA | 95377 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 |
| 966032 | 0073666208 | DEEPAK SRIVASTAVA | 10221 STERLING BOULEVARD | CUPERTINO | CA | 95014 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.60 | 02/01/03 |
| 966330 | 0073666299 | KEITH M ROBINSON | 8 BENOIT COURT | SACRAMENTO | CA | 95823 | OWNER-OCC | SFR | 360 | 84.76 | 84.76 | 9.20 | 02/01/03 |
| 966727 | 0073666406 | LUELLA L ROBERSON | 2888 ROBERSON LN | MONTEREY | TN | 38574 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 11.20 | 03/01/03 |
| 966833 | 0073666497 | JUAN R HERNANDEZ | 8408 SOUTH J STREET | TACOMA | WA | 98408 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 02/01/03 |
| 967735 | 0073666745 | EDWARD Q LEE | 1038 TONOPAH AVENUE | LA PUENTE | CA | 91744 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 | 03/01/03 |
| 967762 | 0073666778 | SHARON MEDLIN | 467 E BITTERROOT DR | FLORENCE | MT | 59833 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.35 | 03/01/03 |
| 967832 | 0073666819 | JOSE A AGUILERA | 1831 GLENDON AVENUE #402 | LOS ANGELES | CA | 90025 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 6.45 | 02/01/03 |
| 967840 | 0073666828 | JOSE A AGUILERA | 1881 GLENDON AVENUE 402 | LOS ANGELES | CA | 90025 | OWNER-OCC | CONDO | 240 | 14.88 | 94.88 | 9.98 | 02/01/03 |
| 968440 | 0073667214 | RODNEY R JOHNSTON | 2167 WEAST ROAD | PATTERSONVILLE | NY | 12137 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.90 | 03/01/03 |
| 970034 | 0073667313 | EVA SCALLA | 10 FAIRVIEW PLACE | MILLBRAE | CA | 94030 | OWNER-OCC | SFR | 180 | 65.09 | 65.09 | 8.25 | 02/01/03 |
| 970430 | 0073667398 | JESSE NAVARRO | 418 MATTHEWS AVENUE | SAN ANTONIO | TX | 78237 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 11.85 | 02/01/03 |
| 970703 | 0073667448 | ISMAEL NUNEZ | 1345 E LINDSAY STREET | STOCKTON | CA | 95205 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.99 | 02/01/03 |
| 971068 | 0073667504 | JEAN B NOONAN | 337 ROCKLAND STREET | HINGHAM | MA | 2043 | OWNER-OCC | SFR | 360 | 63.64 | 63.64 | 8.75 | 04/01/03 |
| 971321 | 0073667644 | KENNARD BLACK JR | 4929 E HUBBEL STREET | SCOTTSDALE | AZ | 85257 | OWNER-OCC | SFR | 360 | 56.77 | 56.77 | 11.65 | 02/01/03 |
| 971543 | 0073667851 | RICARDO DIAZ | 3514 S 55TH AVENUE | CICERO | IL | 60804 | OWNER-OCC | SFR | 360 | 79.69 | 79.69 | 10.45 | 02/01/03 |
| 971778 | 0073667693 | GREGORY B ROBERGE | 27711 ELKWOOD LANE | CASTAIC | CA | 91384 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 8.99 | 02/01/03 |
| 971810 | 0073667701 | JOSEFA MARTINEZ | 181 WALLACE STREET | PROVIDENCE | RI | 2903 | OWNER-OCC | 2-4 UNITS | 360 | 70.00 | 70.00 | 8.75 | 03/01/03 |
| 971874 | 0073667778 | LISA A TOMLINSON | 7112 WOODBINE ROAD | WOODBINE | MD | 21797 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 02/01/03 |
| 972022 | 0073667792 | ROSLYN A DALE | 16 VIA PELATO | NCHO SANTA MARGARI | CA | 92688 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.49 | 02/01/03 |
| 972196 | 0073667883 | HOWARD RADFORD | 448 EAST AVENUE | MILLVILLE | NJ | 8332 | OWNER-OCC | SFR | 360 | 73.33 | 73.33 | 10.45 | 02/01/03 |
| 972527 | 0073668006 | BONNIE M YOUNG | ROUTE 1 BOX 324 | KILLEEN | TX | 76542 | OWNER-OCC | MANUMOBIL | 360 | 65.00 | 65.00 | 11.90 | 02/01/03 |
| 973238 | 0073668303 | BETTIE M GATLING | 1603 NC 481 | AHOSKIE | NC | 27910 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.40 | 04/01/03 |
| 973319 | 0073668360 | KIMBERLY BIAGIONI | 379 QUINN STREET | NAUGATUCK | CT | 6770 | OWNER-OCC | SFR | 360 | 60.98 | 60.98 | 12.10 | 03/01/03 |
| 974424 | 0073668741 | RICHARD CLARK | 643 REINHARD AVE | COLUMBUS | OH | 43206 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 03/01/03 |
| 974952 | 0073668923 | BERTHA ROBINSON | 107 RIVERVIEW AVENUE | LOCKPORT | IL | 60441 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.30 | 02/01/03 |
| 975348 | 0073668980 | JASON SHUPE | 817 S PARK BLVD | STREAMWOOD | IL | 60107 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.05 | 03/01/03 |
| 975538 | 0073669048 | CHERYL L PARKER | 1113 W 185TH PL | HOMEWOOD | IL | 60430 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 02/01/03 |
| 975679 | 0073669081 | PAUL WEDDLE | 8824 CARBON PLANT ROAD | BASTROP | LA | 71220 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 02/01/03 |
| 976777 | 0073669137 | RONNIE L ANDREWS | 2350 LOCUST STREET | DENVER | CO | 80207 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 02/01/03 |

| LOAN NUMBER | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 982971 | 01/01/33 | 661.09 | 83,555.00 | 83,519.63 | 83,501.68 | ARM | 6.750 | 18.150 | 12.150 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 12.150 | Full |
| 983094 | 02/01/33 | 1,517.71 | 185,300.00 | 185,202.92 | 185,105.10 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.200 | Full |
| 983144 | 02/01/33 | 2,330.74 | 384,000.00 | 383,478.84 | 383,355.91 | FXD | 0.000 | 8.625 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.625 | Stated |
| 983250 | 01/01/33 | 4,305.59 | 750,000.00 | 748,382.05 | 747,548.91 | ARM | 4.990 | 11.600 | 5.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 5.600 | Full |
| 983292 | 01/01/33 | 1,730.85 | 199,750.00 | 199,566.78 | 199,474.04 | ARM | 6.250 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.850 | Full |
| 983755 | 02/01/33 | 1,511.05 | 152,000.00 | 151,951.95 | 151,903.44 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 02/01/05 | PURCHASE | 11.550 | Full |
| 983847 | 01/01/23 | 517.77 | 51,000.00 | 50,877.60 | 50,815.87 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 983854 | 02/01/33 | 2,094.48 | 304,000.00 | 303,533.82 | 303,533.82 | ARM | 4.250 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.350 | Full |
| 984159 | 01/01/18 | 1,210.64 | 131,400.00 | 130,598.85 | 130,191.58 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.400 | Stated |
| 984268 | 01/01/33 | 1,145.89 | 123,250.00 | 123,155.78 | 123,108.01 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.700 | Full |
| 984274 | 02/01/33 | 503.72 | 62,324.00 | 62,258.30 | 62,258.30 | FXD | 0.000 | 9.050 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 9.050 | Full |
| 984357 | 02/01/33 | 542.89 | 81,600.00 | 81,532.06 | 81,484.77 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Stated |
| 984407 | 02/01/33 | 3,502.83 | 560,000.00 | 558,964.92 | 558,964.92 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.400 | Full |
| 984530 | 01/01/33 | 383.74 | 49,000.00 | 48,913.81 | 48,913.81 | ARM | 4.990 | 14.700 | 8.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.700 | Stated |
| 984563 | 01/01/33 | 588.72 | 81,000.00 | 80,840.69 | 80,832.49 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | PURCHASE | 7.900 | Full |
| 984597 | 01/01/33 | 2,672.60 | 359,120.00 | 358,394.09 | 358,394.09 | ARM | 4.250 | 14.150 | 8.150 | 1 | 1 | 01/01/05 | PURCHASE | 8.150 | Stated |
| 984712 | 01/01/33 | 4,661.61 | 620,500.00 | 619,705.94 | 619,304.81 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.250 | Full |
| 984761 | 02/01/33 | 1,105.29 | 129,200.00 | 129,139.06 | 129,077.66 | ARM | 5.990 | 15.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.700 | Full |
| 984787 | 01/01/33 | 559.29 | 64,000.00 | 63,942.52 | 63,913.42 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.850 | Full |
| 984825 | 02/01/33 | 689.36 | 78,200.00 | 78,131.25 | 78,131.25 | FXD | 0.000 | 15.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.050 | Full |
| 984828 | 01/01/18 | 343.94 | 39,800.00 | 39,634.21 | 39,400.26 | FXD | 0.000 | 8.375 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.375 | Stated |
| 984851 | 01/01/18 | 558.34 | 50,250.00 | 50,020.09 | 49,903.62 | FXD | 0.000 | 11.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.625 | Stated |
| 984985 | 01/01/33 | 731.06 | 69,000.00 | 68,963.69 | 68,945.25 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 12.400 | Full |
| 985032 | 02/01/33 | 2,632.74 | 408,000.00 | 407,645.26 | 407,288.54 | FXD | 0.000 | 8.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.700 | Stated |
| 985057 | 01/01/33 | 877.34 | 119,000.00 | 118,841.37 | 118,761.26 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.050 | Full |
| 985069 | 01/01/33 | 1,876.87 | 264,500.00 | 264,117.82 | 263,924.90 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.650 | Stated |
| 985214 | 01/01/33 | 554.96 | 53,800.00 | 53,674.95 | 53,611.56 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated |
| 985232 | 01/01/33 | 2,318.52 | 345,000.00 | 344,443.82 | 344,163.28 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.100 | Stated |
| 985297 | 01/01/33 | 1,933.97 | 283,500.00 | 283,056.35 | 282,837.61 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.250 | Stated |
| 859641 | 12/01/32 | 1,213.05 | 142,500.00 | 142,303.63 | 142,225.06 | ARM | 5.990 | 15.650 | 8.650 | 1 | 1 | 12/01/04 | REFI-CASHOUT | 8.650 | Stated |
| 861431 | 02/01/33 | 1,344.47 | 153,850.00 | 153,711.83 | 153,711.83 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.950 | Full |
| 873501 | 01/01/33 | 1,473.93 | 170,100.00 | 169,943.98 | 169,865.01 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.850 | Full |
| 874357 | 02/01/33 | 1,539.61 | 179,200.00 | 179,118.39 | 179,032.10 | ARM | 4.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.750 | Full |
| 877676 | 01/01/33 | 2,031.01 | 296,250.00 | 295,958.35 | 295,659.35 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated |
| 887635 | 01/01/33 | 6,588.00 | 999,999.00 | 998,322.10 | 997,478.53 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 6.900 | Full |
| 883484 | 02/01/33 | 430.87 | 50,150.00 | 50,128.47 | 50,102.88 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Full |
| 884882 | 01/01/33 | 1,561.27 | 204,000.00 | 203,749.38 | 203,622.75 | ARM | 5.990 | 14.450 | 8.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.450 | Full |
| 891016 | 01/01/33 | 1,045.79 | 123,300.00 | 123,180.74 | 123,120.40 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.600 | Full |
| 891115 | 01/01/33 | 472.34 | 62,000.00 | 61,783.02 | 61,763.82 | ARM | 4.990 | 14.400 | 8.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.400 | Full |
| 893533 | 01/01/33 | 1,633.82 | 182,325.00 | 182,170.69 | 182,092.91 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 01/01/05 | PURCHASE | 10.250 | Full |
| 894055 | 01/01/33 | 918.40 | 87,000.00 | 86,940.19 | 86,915.57 | ARM | 6.750 | 18.350 | 12.350 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 12.350 | Full |
| 888508 | 12/01/32 | 1,560.93 | 220,000.00 | 219,521.67 | 219,360.19 | ARM | 5.990 | 13.650 | 7.650 | 1 | 1 | 12/01/04 | REFI-CASHOUT | 7.650 | Full |
| 905196 | 12/01/32 | 1,535.91 | 199,750.00 | 199,240.61 | 199,240.61 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 12/01/04 | REFI-CASHOUT | 8.500 | Full |
| 906541 | 01/01/33 | 716.83 | 81,000.00 | 80,918.54 | 80,883.78 | ARM | 5.750 | 16.100 | 10.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.100 | Full |
| 913109 | 01/01/33 | 1,118.03 | 104,000.00 | 103,868.11 | 103,841.71 | ARM | 6.750 | 18.600 | 12.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 12.600 | Full |
| 914891 | 02/01/33 | 837.71 | 102,510.00 | 102,478.98 | 102,373.52 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 02/01/05 | PURCHASE | 9.100 | Full |
| 919577 | 01/01/33 | 469.40 | 43,350.00 | 43,339.38 | 43,317.83 | ARM | 6.250 | 18.700 | 12.700 | 1 | 1 | 01/01/05 | PURCHASE | 12.700 | Full |
| 923284 | 01/01/33 | 487.60 | 48,500.00 | 48,456.92 | 48,434.92 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.700 | Full |
| 934139 | 01/01/33 | 818.47 | 77,250.00 | 77,209.35 | 77,188.71 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 12.400 | Full |
| 934899 | 01/01/33 | 1,381.54 | 171,700.00 | 171,606.21 | 171,416.51 | ARM | 4.990 | 15.000 | 9.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.000 | Full |
| 938181 | 02/01/33 | 843.63 | 108,900.00 | 108,850.26 | 108,800.11 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full |
| 940088 | 01/01/33 | 1,270.72 | 200,000.00 | 199,840.92 | 199,458.91 | ARM | 4.990 | 12.850 | 6.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.550 | Stated |
| 941670 | 01/01/23 | 187.74 | 18,200.00 | 18,127.41 | 18,105.60 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated |
| 943058 | 01/01/33 | 1,063.77 | 157,500.00 | 157,248.58 | 157,121.76 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.150 | Stated |
| 950135 | 01/01/33 | 579.33 | 72,000.00 | 71,881.13 | 71,881.13 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.000 | Full |
| 950507 | 01/01/33 | 560.21 | 67,600.00 | 67,431.19 | 67,394.38 | ARM | 6.750 | 15.350 | 9.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.350 | Full |
| 952347 | 01/01/33 | 1,111.17 | 110,500.00 | 110,432.09 | 110,397.03 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | PURCHASE | 11.700 | Full |
| 952640 | 01/01/33 | 1,566.06 | 187,000.00 | 186,794.61 | 186,702.91 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.600 | Full |
| 952750 | 01/01/33 | 751.71 | 72,000.00 | 71,960.38 | 71,940.27 | FXD | 0.000 | 12.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.200 | Full |
| 954392 | 01/01/33 | 2,907.34 | 416,000.00 | 415,180.88 | 414,868.43 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.500 | Full |
| 954758 | 02/01/33 | 672.68 | 71,200.00 | 71,174.05 | 71,147.87 | FXD | 0.000 | 10.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.900 | Stated |
| 954772 | 01/01/33 | 1,587.60 | 200,700.00 | 200,501.77 | 200,401.48 | ARM | 5.750 | 15.500 | 9.500 | 3 | 1 | 01/01/06 | REFI-CASHOUT | 8.500 | Full |
| 956505 | 01/01/33 | 1,311.14 | 123,750.00 | 123,659.88 | 123,628.57 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 12.400 | Full |
| 958930 | 01/01/33 | 1,404.72 | 170,000.00 | 169,824.88 | 169,736.30 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.300 | Full |
| 950278 | 01/01/33 | 2,144.84 | 329,000.00 | 328,437.39 | 328,153.70 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.800 | Full |
| 960423 | 02/01/33 | 853.12 | 101,900.00 | 101,848.48 | 101,797.40 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.450 | Full |
| 961041 | 01/01/33 | 2,469.21 | 291,125.00 | 290,842.67 | 290,700.20 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.800 | Full |
| 962015 | 01/01/33 | 689.48 | 67,535.00 | 67,495.29 | 67,475.14 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.800 | Stated |
| 962049 | 01/01/33 | 1,735.34 | 210,000.00 | 209,782.16 | 209,672.73 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.300 | Stated |
| 963122 | 01/01/33 | 1,015.20 | 137,700.00 | 137,516.40 | 137,423.77 | FXD | 0.000 | 8.050 | 0.000 | 0 | 0 | | PURCHASE | 8.050 | Full |
| 963171 | 01/01/33 | 1,015.20 | 137,700.00 | 137,516.40 | 137,423.77 | FXD | 0.000 | 8.050 | 0.000 | 0 | 0 | | PURCHASE | 8.050 | Full |
| 963070 | 01/01/33 | 845.06 | 104,550.00 | 104,436.54 | 104,379.17 | ARM | 5.750 | 15.050 | 9.050 | 1 | 1 | 01/01/05 | PURCHASE | 9.050 | Full |
| 963558 | 01/01/33 | 574.50 | 66,300.00 | 66,208.38 | 66,208.38 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.850 | Full |
| 963674 | 01/01/33 | 1,269.18 | 152,925.00 | 152,769.12 | 152,690.27 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.350 | Stated |
| 964714 | 02/01/33 | 4,462.38 | 688,000.00 | 686,407.64 | 685,806.33 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.750 | Full |
| 965258 | 02/01/33 | 1,641.64 | 177,288.00 | 177,219.79 | 177,150.98 | ARM | 6.250 | 16.630 | 10.630 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.630 | Full |
| 965864 | 01/01/18 | 355.04 | 34,000.00 | 33,337.86 | 33,337.96 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Full |
| 966016 | 01/01/23 | 540.05 | 56,000.00 | 55,851.69 | 55,778.61 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full |
| 966032 | 01/01/33 | 2,654.83 | 416,000.00 | 415,280.31 | 414,887.41 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.600 | Full |
| 966330 | 01/01/33 | 1,113.92 | 136,000.00 | 135,928.75 | 135,784.80 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.200 | Full |
| 966727 | 02/01/33 | 595.96 | 61,600.00 | 61,578.97 | 61,557.78 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.200 | Full |
| 966833 | 01/01/33 | 922.29 | 99,200.00 | 99,124.15 | 99,085.73 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.700 | Full |
| 967735 | 02/01/33 | 1,491.70 | 189,553.00 | 189,443.84 | 189,331.88 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | PURCHASE | 8.750 | Full |
| 967762 | 02/01/33 | 2,342.51 | 340,000.00 | 339,739.99 | 339,478.39 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.350 | Full |
| 967832 | 01/01/33 | 2,384.35 | 379,200.00 | 378,155.98 | 378,155.98 | FXD | 0.000 | 6.450 | 0.000 | 0 | 0 | | PURCHASE | 6.450 | Full |
| 967840 | 01/01/23 | 684.70 | 71,000.00 | 70,718.79 | 70,718.79 | FXD | 0.000 | 9.980 | 0.000 | 0 | 0 | | PURCHASE | 9.980 | Full |
| 968440 | 02/01/33 | 763.14 | 74,750.00 | 74,708.04 | 74,708.04 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.900 | Full |
| 970034 | 01/01/18 | 4,715.83 | 550,000.00 | 543,680.32 | 543,680.32 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.250 | Stated |
| 970430 | 01/01/33 | 355.98 | 35,000.00 | 34,979.19 | 34,968.63 | FXD | 0.000 | 12.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.850 | Stated |
| 970703 | 01/01/33 | 857.68 | 117,000.00 | 116,762.42 | 116,762.42 | ARM | 4.990 | 13.990 | 7.990 | 1 | 1 | 01/01/05 | PURCHASE | 7.990 | Full |
| 971068 | 03/01/33 | 1,376.73 | 175,000.00 | 175,000.00 | 174,839.31 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.750 | Full |
| 971321 | 01/01/33 | 2,604.42 | 260,000.00 | 259,845.40 | 259,766.95 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.650 | Full |
| 971543 | 01/01/33 | 1,161.53 | 127,500.00 | 127,397.12 | 127,345.01 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.450 | Full |
| 971778 | 01/01/33 | 2,062.82 | 256,700.00 | 256,417.83 | 256,275.31 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.990 | Full |
| 971810 | 01/01/33 | 1,070.51 | 124,600.00 | 124,483.28 | 124,424.18 | ARM | 6.250 | 15.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.750 | Full |
| 971874 | 01/01/33 | 2,124.10 | 270,000.00 | 269,844.63 | 269,530.54 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.750 | Full |
| 972022 | 01/01/33 | 3,491.60 | 454,500.00 | 453,948.23 | 453,666.40 | ARM | 5.750 | 14.490 | 8.490 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.490 | Full |
| 972196 | 01/01/33 | 501.06 | 55,000.00 | 54,926.93 | 54,904.19 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.450 | Full |
| 972527 | 01/01/33 | 497.70 | 48,750.00 | 48,702.17 | 48,702.17 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.900 | Full |
| 973238 | 03/01/33 | 426.99 | 40,300.00 | 40,300.00 | 40,289.44 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 12.400 | Full |
| 973319 | 02/01/33 | 922.33 | 89,000.00 | 88,975.09 | 88,949.83 | ARM | 6.750 | 18.100 | 12.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.100 | Full |
| 974424 | 02/01/33 | 671.31 | 81,600.00 | 81,557.69 | 81,515.05 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | PURCHASE | 9.250 | Full |
| 974952 | 01/01/33 | 535.40 | 59,500.00 | 59,450.41 | 59,425.29 | ARM | 6.250 | 16.300 | 10.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.300 | Full |
| 975348 | 02/01/33 | 1,219.68 | 138,400.00 | 138,339.42 | 138,278.33 | ARM | 6.750 | 16.050 | 10.050 | 1 | 1 | 02/01/05 | PURCHASE | 10.050 | Full |
| 975538 | 01/01/33 | 1,630.84 | 182,750.00 | 182,587.64 | 182,505.79 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.200 | Full |
| 975679 | 01/01/33 | 608.51 | 65,450.00 | 65,399.95 | 65,374.59 | ARM | 5.750 | 16.700 | 10.700 | 1 | 1 | 01/01/05 | PURCHASE | 10.700 | Full |
| 976777 | 01/01/33 | 2,216.40 | 324,900.00 | 324,135.02 | 324,135.02 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.250 | Stated |

| LOAN NUMBER | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 982971 | C | 513 | 80,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 983094 | A- | 490 | 218,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 983144 | AA | 711 | 455,000.00 | 0.00 | 1 | 1/2/2003 | 358 | 03/01/03 | Group II | | | N |
| 983250 | A | 683 | ########## | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 983292 | B- | 521 | 235,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 983755 | B- | 502 | 190,000.00 | 190000 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 983847 | A | 732 | 260,000.00 | 255,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 983854 | AA | 628 | 320,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 984159 | AA | 640 | 146,000.00 | 0.00 | 1 | 12/30/2002 | 177 | 03/01/03 | Group I | | | N |
| 984268 | B- | 467 | 145,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 984274 | A- | 613 | 89,700.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | | | N |
| 984357 | A | 638 | 96,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 984407 | A | 634 | 750,000.00 | 0 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 984530 | A | 657 | 72,500.00 | 0.00 | 1 | 1/8/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 984563 | AA | 640 | 90,000.00 | 90,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 984597 | AA | 648 | 410,000.00 | 399,000.00 | 1 | 12/16/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 984712 | A- | 504 | 730,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 984761 | B | 519 | 152,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 984787 | A- | 508 | 80,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 984825 | B | 592 | 92,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | | | N |
| 984828 | AA | 719 | 66,700.00 | 0.00 | 1 | 1/8/2003 | 177 | 03/01/03 | Group II | | | N |
| 984851 | B | 606 | 67,000.00 | 0.00 | 1 | 12/31/2002 | 177 | 03/01/03 | Group I | | | N |
| 984985 | D | 557 | 115,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985032 | A | 629 | 685,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | | | N |
| 985057 | B | 586 | 140,000.00 | 0 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985069 | AA | 648 | 305,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | | | N |
| 985214 | A | 670 | 269,000.00 | 269000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 985232 | A | 712 | 500,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 985297 | AA | 652 | 315,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 859641 | B | 532 | 190,000.00 | 0.00 | 1 | 12/8/2002 | 356 | 02/01/03 | Group II | LIBOR | 6 | N |
| 861431 | A- | 501 | 181,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 873501 | A- | 525 | 189,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 874357 | B | 614 | 224,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 877676 | A | 690 | 395,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group I | | | N |
| 887635 | A | 604 | ########## | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 883484 | A- | 539 | 59,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 884882 | B | 500 | 240,000.00 | 0 | 1 | 12/10/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 891016 | A- | 501 | 137,000.00 | 0.00 | 1 | 12/6/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 891115 | A | 663 | 77,500.00 | 0 | 1 | 12/10/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 893533 | B- | 517 | 215,000.00 | 214500 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 894055 | D | 507 | 137,500.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 888508 | B | 587 | 325,000.00 | 0.00 | 1 | 12/10/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 905196 | A- | 521 | 235,000.00 | 0 | 1 | 12/10/2002 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 906541 | A- | 524 | 90,000.00 | 0 | 1 | 12/12/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 913109 | C | 504 | 130,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 914891 | A- | 527 | 115,000.00 | 113,900.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 919577 | B- | 508 | 51,000.00 | 51,000.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 923284 | B- | 470 | 55,000.00 | 0 | 1 | 12/11/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 934139 | B- | 477 | 103,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 934899 | A- | 506 | 202,000.00 | 0.00 | 1 | 1/9/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 938181 | A- | [illegible] | 121,000.00 | 0 | 1 | 1/13/2003 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 940088 | A | 631 | 279,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 941670 | A | 673 | 91,000.00 | 91,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 943058 | A | 690 | 225,000.00 | 0.00 | 1 | 12/11/2002 | 357 | 03/01/03 | Group I | | | N |
| 950135 | A- | 530 | 90,000.00 | 0.00 | 1 | 12/11/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 950507 | A- | 602 | 75,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 952347 | B- | 488 | 130,000.00 | 130000 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 952640 | B | 634 | 220,000.00 | 0.00 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 952750 | B- | 497 | 90,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 954392 | A | 718 | 462,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | | | N |
| 954758 | A- | 549 | 85,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 954772 | A- | 491 | 223,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 956505 | C | 500 | 165,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 958930 | B | 540 | 200,000.00 | 0 | 1 | 12/10/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 950278 | A | 649 | 390,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 960423 | A- | 483 | 130,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 961041 | B | 514 | 342,500.00 | 0 | 1 | 12/17/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 962015 | C | 507 | 103,900.00 | 0 | 1 | 1/9/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 962049 | B | 565 | 280,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 963122 | AA | 626 | 153,000.00 | 153,000.00 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | | | N |
| 963171 | AA | 626 | 153,000.00 | 153,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 963070 | A- | 484 | 123,000.00 | 123000 | 1 | 12/12/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 963558 | B | 513 | 78,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 963674 | B | 540 | 203,900.00 | 0 | 1 | 1/13/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 964714 | A | 617 | 930,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 965258 | B | 453 | 224,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 965864 | A | 780 | 170,000.00 | 170,000.00 | 2 | 1/10/2003 | 177 | 04/01/03 | Group I | | | N |
| 966016 | A | 674 | 280,000.00 | 280,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 966032 | A | 700 | 520,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 966330 | A- | 479 | 218,000.00 | 0 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 966727 | B- | 466 | 77,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 966833 | B- | 487 | 124,000.00 | 0.00 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 967735 | A- | 518 | 223,000.00 | 223,000.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 967762 | A | 634 | 400,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 967832 | A | 657 | 483,000.00 | 474,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group I | | | N |
| 967840 | A | 657 | 483,000.00 | 474,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group I | | | N |
| 968440 | D | 584 | 115,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 970034 | AA | 705 | 845,000.00 | 0.00 | 1 | 1/3/2003 | 177 | 04/01/03 | Group II | | | N |
| 970430 | B | 532 | 50,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 970703 | A | 631 | 130,000.00 | 130,000.00 | 1 | 12/23/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 971068 | A- | 611 | 275,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 971321 | D | 543 | 435,000.00 | 0 | 1 | 12/27/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 971543 | B | 490 | 160,000.00 | 0 | 1 | 12/13/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 971778 | A- | 514 | 302,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 971810 | B- | 493 | 178,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 971874 | A- | 453 | 360,000.00 | 0.00 | 1 | 1/10/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 972022 | A- | 564 | 505,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 972196 | B | 530 | 75,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 972527 | D | 558 | 75,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 973238 | D | 571 | 62,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 973319 | C | 517 | 146,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 974424 | B | 605 | 96,000.00 | 96,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 974952 | B- | [illegible] | 85,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 975348 | C | 565 | 173,000.00 | 173000 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 975538 | B- | 447 | 215,000.00 | 0 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 975679 | A- | 487 | 77,704.00 | 77000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 976777 | AA | 642 | 361,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)641-6378 x.7261
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE |
|---|---|---|---|---|---|---|---|---|
| 4975892 | 0073669188 | TAMARA S SCOTT | 10063 HIGHWAY 338 WEST | CLINTON | AR | 72031 | OWNER-OCC | MANUMOBIL |
| 4976742 | 0073669418 | KALIA INDERJIT | 3270 MONTECITO AVENUE | SANTA ROSA | CA | 95404 | OWNER-OCC | SFR |
| 4977500 | 0073668707 | ZORAN TRAJANOVICH | 558 HEATHER GROVE COURT | WALNUT CREEK | CA | 94598 | OWNER-OCC | SFR |
| 4977658 | 0073668780 | XAVIER WILLIAMSON | 1435 MIMOSA RD | MISSOURI CITY | TX | 77489 | OWNER-OCC | SFR |
| 4977740 | 0073668822 | MIA D ROGAN | 219 E 84TH STREET | TACOMA | WA | 98404 | OWNER-OCC | SFR |
| 4977880 | 0073669497 | ALEJANDRO H LACAP | 4769 BOONE DRIVE | FREMONT | CA | 94538 | OWNER-OCC | SFR |
| 4977908 | 0073669905 | EDGAR P SANCHEZ | 2833 AKINO COURT | SAN JOSE | CA | 95148 | OWNER-OCC | SFR |
| 4978086 | 0073669962 | KRISTY RAMIREZ | 13995 DOOLITTLE DRIVE | SAN LEANDRO | CA | 94577 | OWNER-OCC | CONDO |
| 4978094 | 0073669970 | TAI D PHAN | 3657 MONTROSE PLACE | LIVERMORE | CA | 94551 | OWNER-OCC | SFR |
| 4978185 | 0073669996 | JOSE C VARGAS | 3147 BEA DRIVE | MERCED | CA | 95340 | OWNER-OCC | SFR |
| 4978243 | 0073670044 | EDWARD CZECH | 30232 WILLOWBROOK ROAD | HAYWARD | CA | 94544 | OWNER-OCC | SFR |
| 4978409 | 0073670127 | ROBERT W KLINGER | 3400 SULLIVAN CT #210 | MODESTO | CA | 95356 | NON OWNER | CONDO |
| 4978979 | 0073670291 | CAROLYN J SHEARER | 203 S TUCSON CIRCLE | AURORA | CO | 80012 | OWNER-OCC | SFR |
| 4978647 | 0073670499 | LILLIAN S CAUSSADE | 1733 SE N BUTTONWOOD DRIVE | PORT ST LUCIE | FL | 34952 | OWNER-OCC | SFR |
| 4978654 | 0073670507 | ROBERT V BUCK JR | 1202 S SYCAMORE AVENUE | LOS ANGELES | CA | 90019 | NON OWNER | 2-4 UNITS |
| 4980033 | 0073670697 | MICHAEL C SINGLETON | 1940 WISTERIA CT | NAPERVILLE | IL | 60565 | NON OWNER | PUD |
| 4980066 | 0073670713 | DANIEL L HORVATH | 1238 S RIVER RD | DES PLAINES | IL | 60018 | OWNER-OCC | SFR |
| 4980181 | 0073670788 | LILLE HERNANDEZ | 4784 W HINSDALE COURT | LITTLETON | CO | 80128 | OWNER-OCC | PUD |
| 4980199 | 0073670796 | BOBBY HENRY | LOT 22 HURRICANE HILLS | WAVERLY | TN | 37185 | OWNER-OCC | MANUMOBIL |
| 4796082 | 0073671594 | JANE J BROWN | 135 QUERIDA AVENUE | SAN ANTONIO | TX | 78224 | OWNER-OCC | SFR |
| 4846721 | 0073673709 | EDWARD BERNARD | 1718 1/2 EAST AVENUE F | KINGSVILLE | TX | 78363 | OWNER-OCC | MANUMOBIL |
| 4850426 | 0073673485 | CAMERON TUCKETT | 890 S 2020 EAST | DELCO | ID | 83323 | OWNER-OCC | MANUMOBIL |
| 4858577 | 0073674087 | VALERIE A FIELDS | 1417 GETTYSBURG AVENUE | CLOVIS | CA | 93611 | OWNER-OCC | SFR |
| 4865453 | 0073674426 | ANTHONY BEAUREGARD | 136 BROAD ST | NORWICH | CT | 6360 | OWNER-OCC | SFR |
| 4875637 | 0073674699 | CHARLES H SADOWSKI JR | 2 MELANIE COURT | BALTIMORE | MD | 21234 | OWNER-OCC | SFR |
| 4885200 | 0073675100 | KENT MILLER | 8350 BLACKBERRY RD | LENOIR | NC | 28645 | OWNER-OCC | SFR |
| 4895561 | 0073675613 | AUDREY S GULUZIAN | 10 LOX LANE | PELHAM | NH | 3076 | OWNER-OCC | SFR |
| 4895705 | 0073675647 | DORA A LAWRENZ | 3203 S 39TH ST | OMAHA | NE | 68105 | OWNER-OCC | SFR |
| 4900445 | 0073675852 | JOEY D LOVETT | 831 ISABELA STREET | OAKLAND | CA | 94607 | OWNER-OCC | SFR |
| 4901038 | 0073675894 | CHEYENNE FITCH | 8081 QUARTZ LANE | SMARTSVILLE | CA | 95977 | OWNER-OCC | SFR |
| 4908365 | 0073676280 | MARTHA ORTIZ | 850 WALNUT PARK | SAN ANTONIO | TX | 78227 | OWNER-OCC | SFR |
| 4909168 | 0073676330 | RICARDO A CLEMENTE | 4424 MOORPARK WAY UNIT 5 | LOS ANGELES | CA | 91602 | OWNER-OCC | CONDO |
| 4912770 | 0073676611 | RICHARD A WALL | 7538 CAMINITO AVOLA | LA JOLLA | CA | 92037 | OWNER-OCC | PUD |
| 4912994 | 0073676652 | TAMARA MILLER | 1148 TWO MILE DR | KALISPELL | MT | 59901 | NON OWNER | SFR |
| 4917078 | 0073677023 | WILLIAM H CONWAY | 3059 ANTHONY STREET | ABILENE | TX | 79603 | OWNER-OCC | SFR |
| 4917606 | 0073677064 | BRUCE W EBERT | 3671 RAWHIDE ROAD | ROCKLIN | CA | 95677 | OWNER-OCC | SFR |
| 4921821 | 0073677494 | GERARDO RIVAS | 9068 WESTSIDE ROAD | ANTHONY | NM | 88021 | OWNER-OCC | MANUMOBIL |
| 4922811 | 0073677627 | RANDY E ZUEHLKE | 2683 LAMOTTE | MARLETTE | MI | 48453 | OWNER-OCC | SFR |
| 4924480 | 0073677718 | MARGARITA MARIN | 843 SUTTER STREET | PETALUMA | CA | 94954 | NON OWNER | SFR |
| 4927685 | 0073678088 | CAROL TRIGG | 4915 TYRONE AVENUE #326 | LOS ANGELES | CA | 91423 | OWNER-OCC | CONDO |
| 4931487 | 0073678490 | NICOLE CALLAHAN | 4407 ELM STREET | LUNA PIER | MI | 48157 | OWNER-OCC | SFR |
| 4932489 | 0073678781 | MARK L HOCKMAN | 707 WILSHIRE DR | CASSELBERRY | FL | 32707 | OWNER-OCC | SFR |
| 4934725 | 0073679102 | LAURA WUEST | 14 BROWN BOULEVARD | OROVILLE | CA | 95966 | OWNER-OCC | SFR |
| 4935524 | 0073679250 | ROBERT PRICE | 260 FM 1696 WEST | HUNTSVILLE | TX | 77320 | OWNER-OCC | SFR |
| 4938080 | 0073679684 | JAMES L GOODBAUDY | 2621 SE ROSESPRING DRIVE | HILLSBORO | OR | 97123 | OWNER-OCC | SFR |
| 4938488 | 0073679748 | BARBARA A OSTRANDER | 940 4TH STREET NE | GLENWOOD | MN | 56334 | OWNER-OCC | SFR |
| 4938409 | 0073679797 | HELAYNE WALDMAN | 204-206 HUBBARD STREET | SANTA CRUZ | CA | 95060 | NON OWNER | 2-4 UNITS |
| 4940185 | 0073680126 | KASHINA TURNER-PIERCE | 185 NORTHRIDGE DRIVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR |
| 4940474 | 0073680217 | DAVID W PEROTTI SR | 168 WHEATFIELD COURT | BRENTWOOD | CA | 94513 | OWNER-OCC | SFR |
| 4940805 | 0073680266 | RYAN J ALBARADO | 508 5TH AVENUE | HARVEY | LA | 70058 | OWNER-OCC | SFR |
| 4941753 | 0073680399 | GARY RUTTERBUSH | 125 SENECA TRAIL | PRUDENVILLE | MI | 48651 | OWNER-OCC | SFR |
| 4941829 | 0073680415 | PATRICIA D BOWERS | 6570 S TALMAN AVE | CHICAGO | IL | 60629 | OWNER-OCC | SFR |
| 4943932 | 0073680803 | JOSEPH A PALMA | 31 S CIRCLE DR | SANTA CRUZ | CA | 95060 | OWNER-OCC | SFR |
| 4943990 | 0073680829 | ANDRES RUIZ | 541 E 7TH ST | STOCKTON | CA | 95206 | OWNER-OCC | SFR |
| 4944781 | 0073680985 | GUADALUPE VALLEJO | 1919 VIRGINIA BLVD | SAN ANTONIO | TX | 78203 | OWNER-OCC | SFR |
| 4945424 | 0073681090 | SPYROS C CONTOGOURIS | 616 HUNTLEY DRIVE UNIT 3 | WEST HOLLYWOOD | CA | 90069 | OWNER-OCC | CONDO |
| 4945788 | 0073681132 | CHRISTO CONTOGOURIS JR | 616 HUNTLEY DRIVE UNIT 7 | WEST HOLLYWOOD | CA | 90069 | OWNER-OCC | CONDO |
| 4946548 | 0073681249 | JAMES T FERNANDEZ | 886 CALLE LA PALMERA | CAMARILLO | CA | 93010 | OWNER-OCC | SFR |
| 4947214 | 0073681439 | HARRY W BEARDEN | 7017 BROKEN ARROW | SPRING BRANCH | TX | 78070 | NON OWNER | MANUMOBIL |
| 4947222 | 0073681447 | MORRIS J AGALZOFF | 1217 CAROB WAY | MONTEBELLO | CA | 90640 | OWNER-OCC | SFR |
| 4947576 | 0073681488 | NANCY CABAGUA | 1212 PROPPS STREET NE | ALBUQUERQUE | NM | 87112 | OWNER-OCC | SFR |
| 4947610 | 0073681504 | RICKEY EICHER | 3840 COUNTY ROAD 481 | THRALL | TX | 76578 | OWNER-OCC | SFR |
| 4947784 | 0073681520 | CHENEY MOORE | 6604 CANNONLEAGUE DRIVE | AUSTIN | TX | 78745 | OWNER-OCC | SFR |
| 4947683 | 0073681579 | ISAAC JOHNSON | 8313 SCRUB OAK WAY | ANTELOPE | CA | 95843 | NON OWNER | SFR |
| 4948253 | 0073681702 | JAWID SALEH | 6509 TRAILRIDE WAY | CITRUS HEIGHTS | CA | 95621 | OWNER-OCC | SFR |
| 4948388 | 0073681728 | JESUS CUEVAS | 128 MANZANITA STREET | REDWOOD CITY | CA | 94063 | OWNER-OCC | SFR |
| 4949053 | 0073681892 | AARON C JUDD | 5719 FRANCIS DRIVE | LOOMIS | CA | 95650 | OWNER-OCC | SFR |
| 4949079 | 0073681900 | ERICK I ORELLANA | 8819 OAK RUN STREET | SAN ANTONIO | TX | 78247 | OWNER-OCC | SFR |
| 4950457 | 0073682189 | LONZIE WAITES | 613 18TH WAY SOUTHWEST | BIRMINGHAM | AL | 35211 | OWNER-OCC | SFR |
| 4951331 | 0073682320 | KERRY S LAUBE | 15 HAZELWOOD AVENUE | WESTHAMPTON BEACH | NY | 11978 | OWNER-OCC | SFR |
| 4951893 | 0073682452 | THOMAS THOMPSON | 1353 COUNTY HWY 23 | WALTON | NY | 13856 | OWNER-OCC | SFR |
| 4952495 | 0073682635 | MARY VEIT | 24020 N 55TH AVENUE | GLENDALE | AZ | 85310 | OWNER-OCC | SFR |
| 4953394 | 0073682908 | LYNDA S LYMAN | 8045 GLENWILD DRIVE | PARK CITY | UT | 84098 | OWNER-OCC | SFR |
| 4954160 | 0073683153 | CHONG H YI | 830 BEALL AVE | ROCKVILLE | MD | 20850 | OWNER-OCC | SFR |
| 4954905 | 0073683385 | LINDA B MCDANIEL | 3103 MISTYWOOD CIRCLE | AUSTIN | TX | 78746 | OWNER-OCC | SFR |
| 4955810 | 0073683468 | ROBERT MONTGOMERY | 4444 EAST PARADISE VALLEY | PHOENIX | AZ | 85032 | OWNER-OCC | CONDO |
| 4956421 | 0073683765 | RICHARD L TAYLOR | 626 SPRUCE STREET | BARNES CITY | IA | 50027 | OWNER-OCC | MANUMOBIL |
| 4956793 | 0073683884 | LESLIE V BARRETT | 2701 VAN NESS AVENUE #711 | SAN FRANCISCO | CA | 94109 | OWNER-OCC | CONDO |
| 4957213 | 0073684011 | TIFFANY BOWMAN | 102 DUNCAN RD | SPRING LAKE | NC | 28390 | OWNER-OCC | SFR |
| 4957338 | 0073684045 | TAMARA CLEMONS | 4821 CLOVERLAWN DRIVE | FLINT | MI | 48504 | OWNER-OCC | SFR |
| 4957563 | 0073684078 | JAMES TOWLE | 2085 W 450 N | LAPORTE | IN | 46350 | OWNER-OCC | SFR |
| 4958054 | 0073684276 | JAIME CORONA | 2037 THICKET PLACE | BRENTWOOD | CA | 94513 | OWNER-OCC | SFR |
| 4959227 | 0073684730 | WILLIAM A WILSON | 5972 NW 140TH STREET | CLEARWATER | MN | 55320 | OWNER-OCC | SFR |
| 4959328 | 0073684789 | CYNTHIA VASQUEZ | 2179 JENNI LANE | TRACY | CA | 95378 | OWNER-OCC | SFR |
| 4959474 | 0073684820 | FARHAD ASSIFI | 254 RIDGEVIEW DRIVE | TRACY | CA | 95377 | OWNER-OCC | SFR |
| 4959490 | 0073684847 | JESSICA C ABUDE | 19165 BUREN PLACE | CASTRO VALLEY | CA | 94552 | OWNER-OCC | SFR |
| 4960365 | 0073685257 | EDGAR C ALSTON | 19115 TURTLE CREEK WAY | MAGNOLIA | TX | 77355 | OWNER-OCC | MANUMOBIL |
| 4960662 | 0073685380 | JOSEPH C BEAN | 131 NE 17TH AVE | BOYNTON BEACH | FL | 33435 | OWNER-OCC | SFR |
| 4961025 | 0073685547 | MARIA E GRANTHOM | 200 VIA SODERINI | APTOS | CA | 95003 | OWNER-OCC | SFR |
| 4961438 | 0073685711 | PARKER T CONNIFF | 2409 MONTOPOLIS DRIVE | AUSTIN | TX | 78741 | OWNER-OCC | SFR |
| 4961850 | 0073685869 | RENE R SANCHEZ | 1831 GABLE VIEW STREET | PALMDALE | CA | 93550 | OWNER-OCC | SFR |
| 4962189 | 0073686032 | SARAH J ANDERSON | 253 COUNTY ROAD 300 N | NORRIS CITY | IL | 62869 | OWNER-OCC | SFR |
| 4963161 | 0073686321 | MARIO VIZCARRA | 1035 FARMLAND RD | MERCED | CA | 95340 | OWNER-OCC | SFR |
| 4963252 | 0073686354 | KAREEM MILLER | 5641 NW 8TH AVENUE | MIAMI | FL | 33127 | OWNER-OCC | SFR |
| 4963351 | 0073686420 | GERALDINE LEMASTERS | 812 W SHIELDS AVENUE | FRESNO | CA | 93705 | OWNER-OCC | SFR |
| 4963427 | 0073686497 | JAMES HEFFLIN | 1778 SOUTH 48TH STREET | TACOMA | WA | 98408 | OWNER-OCC | SFR |
| 4963257 | 0073686638 | STACEY RICHARDS | 159 RODGERS STREET | VALLEJO | CA | 94590 | OWNER-OCC | CONDO |
| 4964631 | 0073686807 | MARK H KAMINS | 40 HOLLYBERRY CT | ROCKVILLE | MD | 20852 | OWNER-OCC | SFR |
| 4964847 | 0073686841 | ABESH H GHILE | 8453 KITCHENER DR | SPRINGFIELD | VA | 22153 | OWNER-OCC | SFR |
| 4964854 | 0073686958 | HAYWOOD A ALLEN JR | 113 SUMMERGLOW COURT | CARY | NC | 27513 | OWNER-OCC | SFR |
| 4965538 | 0073687279 | THERESA THOMAS | 21 RIVERCREST DRIVE | PORTSMOUTH | VA | 23701 | OWNER-OCC | SFR |
| 4965653 | 0073687329 | THOMAS M PAGOULATOS | 12845 ORIAN PLACE | LOS ANGELES | CA | 91605 | OWNER-OCC | SFR |
| 4965968 | 0073687410 | TYLER J CASE | 6413-6415 WILLOUGHBY AVENUE | LOS ANGELES | CA | 90038 | OWNER-OCC | 2-4 UNITS |
| 4966149 | 0073687436 | VICTOR L BRADEN | 111 AVENUE F UNIT 2 | REDONDO BEACH | CA | 90277 | OWNER-OCC | CONDO |
| 4966321 | 0073687477 | HAMID YAZDANI | 105 PASTO RICO | RANCHO SANTA MARGARITA | CA | 92688 | NON OWNER | CONDO |
| 4966453 | 0073687527 | TIGRANOUHI D BLAGAN | 121 SINCLAIR AVENUE 215 | GLENDALE | CA | 91206 | OWNER-OCC | CONDO |
| 4966511 | 0073687568 | TRAVIS DEDEAUX | 444 W ALMOND STREET, A-D | COMPTON | CA | 90220 | OWNER-OCC | 2-4 UNITS |

| 5041 LOAN NUMBER | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | $227,853,520.25 ORIG LOAN AMOUNT | $226,895,587.98 PRINCIPAL BALANCE | $226,378,950.24 SCHEDULED BALANCE | LOAN TYPE |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 4975892 | 360 | 87.30 | 87.30 | 11.30 | 03/01/03 | 02/01/33 | 538.29 | 55,000.00 | 54,981.83 | 54,963.08 | FXD |
| 4976742 | 360 | 70.00 | 70.00 | 6.00 | 04/01/03 | 03/01/33 | 7,554.34 | 1,260,000.00 | 1,260,000.00 | 1,258,745.68 | ARM |
| 4977500 | 360 | 66.88 | 66.88 | 6.20 | 03/01/03 | 02/01/33 | 2,547.67 | 418,000.00 | 415,601.48 | 415,200.88 | ARM |
| 4977658 | 360 | 80.00 | 80.00 | 11.05 | 02/01/03 | 01/01/33 | 680.75 | 71,200.00 | 71,148.53 | 71,123.99 | ARM |
| 4977740 | 360 | 85.00 | 85.00 | 11.45 | 02/01/03 | 01/01/33 | 897.21 | 90,950.00 | 90,860.92 | 90,840.90 | ARM |
| 4977880 | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 673.45 | 71,000.00 | 70,806.07 | 70,707.82 | FXD |
| 4977908 | 360 | 80.00 | 80.00 | 6.75 | 02/01/03 | 01/01/33 | 2,153.35 | 332,000.00 | 331,426.69 | 331,137.07 | ARM |
| 4978086 | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 534.70 | 48,600.00 | 48,550.81 | 48,550.81 | FXD |
| 4978094 | 360 | 83.92 | 83.92 | 7.60 | 02/01/03 | 01/01/33 | 4,236.45 | 600,000.00 | 599,124.34 | 598,682.34 | ARM |
| 4978185 | 240 | 20.00 | 99.98 | 10.75 | 03/01/03 | 02/01/23 | 347.04 | 34,183.00 | 34,101.00 | 34,101.08 | FXD |
| 4978243 | 360 | 81.08 | 81.08 | 6.60 | 02/01/03 | 01/01/33 | 3,723.39 | 583,000.00 | 581,963.38 | 581,440.79 | ARM |
| 4978409 | 360 | 76.80 | 76.80 | 7.13 | 02/01/03 | 01/01/33 | 646.77 | 96,000.00 | 95,848.00 | 95,768.32 | FXD |
| 4978979 | 360 | 80.00 | 80.00 | 9.00 | 03/01/03 | 02/01/33 | 1,931.10 | 240,000.00 | 239,868.90 | 239,736.82 | ARM |
| 4978647 | 360 | 70.59 | 70.59 | 10.85 | 02/01/03 | 01/01/33 | 569.13 | 60,000.00 | 59,956.54 | 59,934.51 | ARM |
| 4978654 | 360 | 65.00 | 65.00 | 5.88 | 03/01/03 | 02/01/33 | 3,845.00 | 650,000.00 | 649,337.79 | 648,671.34 | ARM |
| 4980033 | 180 | 75.00 | 75.00 | 8.50 | 03/01/03 | 02/01/18 | 1,110.67 | 127,500.00 | 126,857.64 | 126,857.64 | FXD |
| 4980066 | 360 | 51.85 | 51.85 | 10.45 | 04/01/03 | 03/01/33 | 1,822.01 | 200,000.00 | 200,000.00 | 199,819.68 | ARM |
| 4980181 | 360 | 74.65 | 74.84 | 7.00 | 03/01/03 | 02/01/33 | 3,848.77 | 578,500.00 | 578,025.81 | 577,548.86 | ARM |
| 4980199 | 360 | 75.00 | 75.00 | 10.15 | 02/01/03 | 01/01/33 | 633.19 | 71,250.00 | 71,157.63 | 71,157.63 | ARM |
| 4796082 | 360 | 80.00 | 80.00 | 14.85 | 03/01/03 | 01/01/33 | 440.83 | 35,200.00 | 35,183.88 | 35,183.88 | FXD |
| 4846721 | 360 | 82.10 | 82.10 | 10.95 | 02/01/03 | 01/01/33 | 778.78 | 82,100.00 | 82,040.53 | 82,010.39 | ARM |
| 4850426 | 360 | 85.00 | 85.00 | 11.15 | 01/01/03 | 12/01/32 | 753.60 | 78,200.00 | 78,118.29 | 78,090.54 | ARM |
| 4858577 | 360 | 85.00 | 85.00 | 11.70 | 02/01/03 | 01/01/33 | 1,282.12 | 127,500.00 | 127,421.63 | 127,381.67 | ARM |
| 4865453 | 360 | 61.88 | 61.88 | 9.80 | 03/01/03 | 02/01/33 | 966.37 | 112,000.00 | 111,948.30 | 111,898.17 | ARM |
| 4875637 | 360 | 65.00 | 65.00 | 11.10 | 02/01/03 | 01/01/33 | 1,110.58 | 115,700.00 | 115,659.64 | 115,577.79 | ARM |
| 4885200 | 360 | 78.25 | 78.25 | 10.95 | 02/01/03 | 01/01/33 | 1,484.48 | 156,500.00 | 156,386.65 | 156,329.20 | ARM |
| 4895561 | 360 | 90.00 | 90.00 | 9.80 | 03/01/03 | 02/01/33 | 2,118.97 | 245,700.00 | 245,700.00 | 245,472.23 | ARM |
| 4895705 | 360 | 78.35 | 78.35 | 9.98 | 02/01/03 | 01/01/33 | 685.77 | 78,350.00 | 78,275.68 | 78,239.28 | ARM |
| 4900445 | 360 | 80.00 | 80.00 | 9.25 | 03/01/03 | 02/01/33 | 1,513.73 | 184,000.00 | 183,747.63 | 183,747.63 | ARM |
| 4901038 | 360 | 68.49 | 68.49 | 11.30 | 03/01/03 | 02/01/33 | 975.07 | 100,000.00 | 99,968.60 | 99,932.88 | ARM |
| 4908365 | 360 | 65.00 | 65.00 | 11.85 | 02/01/03 | 01/01/33 | 403.28 | 39,650.00 | 39,618.54 | 39,592.29 | ARM |
| 4909168 | 360 | 80.00 | 80.00 | 7.99 | 02/01/03 | 01/01/33 | 2,932.28 | 400,000.00 | 399,460.31 | 399,187.77 | ARM |
| 4912770 | 360 | 69.57 | 69.57 | 8.35 | 02/01/03 | 01/01/33 | 6,066.47 | 800,000.00 | 798,998.93 | 798,490.14 | ARM |
| 4912994 | 360 | 75.00 | 75.00 | 5.75 | 03/01/03 | 01/01/33 | 700.28 | 120,000.00 | 119,822.33 | 119,622.33 | ARM |
| 4917078 | 360 | 80.00 | 80.00 | 8.85 | 02/01/03 | 01/01/33 | 412.81 | 52,000.00 | 51,911.16 | 51,881.19 | FXD |
| 4917606 | 360 | 60.00 | 60.00 | 7.55 | 03/01/03 | 02/01/33 | 2,951.10 | 420,000.00 | 419,691.40 | 419,380.86 | ARM |
| 4921821 | 360 | 80.00 | 80.00 | 10.35 | 03/01/03 | 02/01/33 | 1,011.97 | 112,000.00 | 111,954.03 | 111,907.66 | FXD |
| 4922811 | 360 | 54.60 | 54.60 | 11.80 | 02/01/03 | 01/01/33 | 1,023.38 | 101,000.00 | 100,949.79 | 100,888.07 | ARM |
| 4924480 | 360 | 77.00 | 77.00 | 8.75 | 02/01/03 | 01/01/33 | 1,523.24 | 234,850.00 | 234,444.44 | 234,239.05 | FXD |
| 4927685 | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 550.20 | 50,000.00 | 49,898.26 | 49,846.63 | FXD |
| 4931487 | 360 | 65.00 | 65.00 | 12.35 | 03/01/03 | 02/01/33 | 514.63 | 48,750.00 | 48,737.09 | 48,724.09 | ARM |
| 4932489 | 360 | 76.27 | 76.27 | 11.45 | 02/01/03 | 01/01/33 | 887.84 | 90,000.00 | 89,941.54 | 89,911.89 | ARM |
| 4934725 | 360 | 85.00 | 85.00 | 9.25 | 03/01/03 | 02/01/33 | 944.03 | 114,750.00 | 114,690.50 | 114,630.54 | ARM |
| 4935524 | 360 | 74.83 | 74.83 | 11.95 | 02/01/03 | 01/01/33 | 1,111.88 | 108,500.00 | 108,436.89 | 108,404.86 | ARM |
| 4938080 | 360 | 90.00 | 90.00 | 9.80 | 02/01/03 | 01/01/33 | 1,553.10 | 180,000.00 | 179,409.90 | 179,321.88 | ARM |
| 4938488 | 360 | 60.00 | 60.00 | 7.55 | 02/01/03 | 01/01/33 | 1,686.34 | 240,000.00 | 239,618.60 | 239,440.06 | ARM |
| 4938409 | 360 | 69.03 | 69.03 | 8.40 | 02/01/03 | 01/01/33 | 3,786.77 | 497,000.00 | 496,081.35 | 495,618.35 | FXD |
| 4940185 | 360 | 80.00 | 80.00 | 5.70 | 02/01/03 | 01/01/33 | 1,950.15 | 336,000.00 | 334,932.50 | 334,832.50 | ARM |
| 4940474 | 360 | 86.96 | 86.96 | 7.15 | 02/01/03 | 01/01/33 | 2,026.23 | 300,000.00 | 299,521.12 | 299,279.54 | ARM |
| 4940805 | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 192.14 | 22,950.00 | 22,938.58 | 22,927.09 | ARM |
| 4941753 | 360 | 85.00 | 85.00 | 11.55 | 02/01/03 | 01/01/33 | 870.35 | 87,550.00 | 87,488.15 | 87,466.15 | ARM |
| 4941829 | 360 | 75.00 | 75.00 | 9.50 | 02/01/03 | 01/01/33 | 756.77 | 90,000.00 | 89,911.11 | 89,866.14 | ARM |
| 4943932 | 360 | 69.92 | 69.92 | 7.25 | 02/01/03 | 01/01/33 | 5,723.48 | 839,000.00 | 837,687.04 | 837,024.61 | ARM |
| 4943990 | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 227.65 | 24,000.00 | 23,934.43 | 23,901.25 | FXD |
| 4944781 | 360 | 62.50 | 62.50 | 11.30 | 02/01/03 | 01/01/33 | 243.77 | 25,000.00 | 24,982.13 | 24,982.13 | ARM |
| 4945424 | 360 | 80.00 | 80.00 | 7.40 | 02/01/03 | 01/01/33 | 4,431.24 | 640,000.00 | 639,027.67 | 638,537.30 | ARM |
| 4945788 | 360 | 64.00 | 64.00 | 5.60 | 02/01/03 | 01/01/33 | 2,296.32 | 400,000.00 | 399,138.40 | 398,705.02 | ARM |
| 4946548 | 360 | 80.00 | 80.00 | 8.00 | 04/01/03 | 03/01/33 | 2,054.55 | 280,000.00 | 280,000.00 | 279,812.12 | ARM |
| 4947214 | 360 | 67.05 | 67.05 | 11.60 | 03/01/03 | 02/01/33 | 613.84 | 61,600.00 | 61,483.89 | 61,487.63 | ARM |
| 4947222 | 360 | 85.00 | 85.00 | 7.45 | 02/01/03 | 01/01/33 | 1,537.71 | 221,000.00 | 220,667.63 | 220,499.90 | FXD |
| 4947576 | 360 | 80.00 | 80.00 | 11.90 | 03/01/03 | 02/01/33 | 1,200.61 | 117,600.00 | 117,565.59 | 117,530.84 | ARM |
| 4947610 | 360 | 50.00 | 50.00 | 7.30 | 03/01/03 | 02/01/33 | 1,371.15 | 200,000.00 | 199,845.52 | 199,690.10 | ARM |
| 4947784 | 360 | 75.27 | 75.27 | 8.35 | 03/01/03 | 02/01/33 | 953.20 | 125,700.00 | 125,621.46 | 125,542.38 | ARM |
| 4947683 | 360 | 90.00 | 90.00 | 7.35 | 02/01/03 | 01/01/33 | 1,442.30 | 209,340.00 | 209,018.84 | 208,856.76 | ARM |
| 4948253 | 360 | 88.89 | 88.89 | 6.65 | 02/01/03 | 01/01/33 | 1,540.72 | 240,000.00 | 239,577.39 | 239,364.33 | ARM |
| 4948388 | 360 | 70.00 | 70.00 | 6.80 | 02/01/03 | 01/01/33 | 2,281.74 | 350,000.00 | 349,401.48 | 349,099.69 | ARM |
| 4949053 | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 484.18 | 44,000.00 | 43,955.45 | 43,910.46 | FXD |
| 4949079 | 360 | 90.00 | 90.00 | 8.30 | 02/01/03 | 01/01/33 | 555.93 | 73,800.00 | 73,606.76 | 73,459.85 | ARM |
| 4950457 | 360 | 80.00 | 80.00 | 10.65 | 02/01/03 | 01/01/33 | 385.21 | 41,600.00 | 41,551.54 | 41,551.54 | ARM |
| 4951331 | 360 | 90.00 | 90.00 | 6.90 | 03/01/03 | 02/01/33 | 2,519.15 | 382,500.00 | 382,160.23 | 381,858.63 | ARM |
| 4951893 | 360 | 68.75 | 68.75 | 8.50 | 03/01/03 | 02/01/33 | 422.91 | 55,000.00 | 55,000.00 | 54,933.11 | ARM |
| 4952495 | 360 | 75.00 | 75.00 | 8.60 | 03/01/03 | 02/01/33 | 3,288.35 | 423,750.00 | 423,498.53 | 423,245.25 | ARM |
| 4953394 | 360 | 49.75 | 49.75 | 6.13 | 02/01/03 | 01/01/33 | 6,076.11 | 1,000,000.00 | 998,051.18 | 997,068.27 | ARM |
| 4954160 | 360 | 85.00 | 85.00 | 10.20 | 02/01/03 | 01/01/33 | 4,854.50 | 544,000.00 | 543,769.41 | 543,302.33 | ARM |
| 4954905 | 360 | 80.00 | 80.00 | 7.35 | 02/01/03 | 01/01/33 | 2,188.78 | 317,600.00 | 317,112.79 | 316,866.89 | FXD |
| 4955810 | 180 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/18 | 154.50 | 13,600.00 | 13,528.78 | 13,528.78 | FXD |
| 4956421 | 360 | 76.09 | 76.09 | 7.35 | 03/01/03 | 02/01/33 | 461.28 | 66,960.00 | 66,858.09 | 66,808.31 | ARM |
| 4956793 | 360 | 80.00 | 80.00 | 8.38 | 03/01/03 | 02/01/33 | 2,554.71 | 336,000.00 | 335,375.93 | 335,375.93 | FXD |
| 4957213 | 360 | 80.00 | 80.00 | 12.45 | 03/01/03 | 02/01/33 | 626.97 | 58,960.00 | 58,944.74 | 58,929.32 | ARM |
| 4957338 | 360 | 80.00 | 80.00 | 9.20 | 02/01/03 | 01/01/33 | 497.99 | 60,800.00 | 60,768.14 | 60,703.69 | ARM |
| 4957563 | 360 | 76.95 | 76.95 | 9.35 | 03/01/03 | 02/01/33 | 775.99 | 93,500.00 | 93,428.52 | 93,380.49 | ARM |
| 4958054 | 360 | 90.00 | 90.00 | 7.75 | 02/01/03 | 01/01/33 | 2,192.23 | 306,000.00 | 305,566.65 | 305,347.67 | ARM |
| 4959227 | 360 | 65.00 | 65.00 | 10.65 | 02/01/03 | 01/01/33 | 1,564.90 | 169,000.00 | 168,869.38 | 168,803.20 | ARM |
| 4959328 | 360 | 85.00 | 85.00 | 9.70 | 03/01/03 | 01/01/33 | 2,665.05 | 311,525.00 | 311,215.03 | 311,065.83 | ARM |
| 4959474 | 360 | 90.00 | 90.00 | 6.90 | 03/01/03 | 02/01/33 | 2,548.79 | 387,000.00 | 386,676.48 | 386,351.09 | ARM |
| 4959490 | 360 | 69.65 | 69.65 | 7.55 | 02/01/03 | 01/01/33 | 3,107.82 | 442,301.00 | 442,047.51 | 441,317.88 | ARM |
| 4960365 | 360 | 65.00 | 65.00 | 12.10 | 04/01/03 | 03/01/33 | 434.48 | 41,925.00 | 41,913.28 | 41,913.28 | ARM |
| 4960662 | 360 | 85.00 | 85.00 | 11.85 | 02/01/03 | 01/01/33 | 810.08 | 79,050.00 | 79,004.03 | 78,980.70 | ARM |
| 4961025 | 360 | 68.97 | 68.97 | 7.55 | 03/01/03 | 02/01/33 | 7,026.42 | 1,000,000.00 | 999,265.25 | 998,525.67 | FXD |
| 4961438 | 360 | 80.00 | 80.00 | 8.10 | 02/01/03 | 01/01/33 | 1,007.42 | 136,000.00 | 135,729.83 | 135,729.83 | ARM |
| 4961850 | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 351.13 | 32,400.00 | 32,293.40 | 32,293.40 | FXD |
| 4962189 | 360 | 85.00 | 85.00 | 10.60 | 03/01/03 | 02/01/33 | 391.95 | 42,500.00 | 42,483.47 | 42,466.79 | ARM |
| 4963161 | 360 | 85.00 | 85.00 | 7.85 | 02/01/03 | 01/01/33 | 2,496.33 | 345,100.00 | 344,621.04 | 344,379.21 | ARM |
| 4963252 | 360 | 70.00 | 70.00 | 11.55 | 03/01/03 | 02/01/33 | 695.88 | 70,000.00 | 69,977.50 | 69,955.15 | ARM |
| 4963351 | 360 | 90.00 | 90.00 | 10.55 | 02/01/03 | 01/01/33 | 777.04 | 84,600.00 | 84,499.33 | 84,499.33 | ARM |
| 4963427 | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 189.71 | 20,000.00 | 19,945.38 | 19,945.38 | FXD |
| 4963257 | 360 | 85.00 | 85.00 | 7.99 | 02/01/03 | 01/01/33 | 953.36 | 130,050.00 | 129,874.53 | 129,785.92 | ARM |
| 4964631 | 360 | 85.00 | 85.00 | 9.50 | 03/01/03 | 02/01/33 | 4,073.94 | 484,500.00 | 484,261.69 | 484,021.49 | ARM |
| 4964847 | 360 | 90.00 | 90.00 | 8.05 | 03/01/03 | 02/01/33 | 1,433.23 | 194,400.00 | 194,140.87 | 194,140.87 | ARM |
| 4964854 | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 | 02/01/33 | 2,323.08 | 255,000.00 | 254,897.58 | 254,794.33 | ARM |
| 4965538 | 360 | 77.45 | 77.45 | 8.60 | 02/01/03 | 01/01/33 | 853.49 | 112,300.00 | 112,138.43 | 112,138.43 | ARM |
| 4965653 | 240 | 20.00 | 98.40 | 11.75 | 03/01/03 | 02/01/23 | 541.88 | 50,000.00 | 49,894.83 | 49,894.83 | FXD |
| 4965968 | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 884.32 | 80,000.00 | 80,000.00 | 79,615.68 | FXD |
| 4966149 | 360 | 80.00 | 80.00 | 6.88 | 02/01/03 | 01/01/33 | 4,204.35 | 640,000.00 | 638,921.56 | 638,377.70 | FXD |
| 4966321 | 360 | 70.00 | 70.00 | 6.95 | 02/01/03 | 01/01/33 | 1,116.71 | 168,700.00 | 168,419.88 | 168,278.80 | ARM |
| 4966453 | 360 | 90.00 | 90.00 | 7.15 | 02/01/03 | 01/01/33 | 1,248.13 | 184,500.00 | 184,056.92 | 184,056.92 | FXD |
| 4966511 | 360 | 87.72 | 87.72 | 7.80 | 02/01/03 | 01/01/33 | 2,159.62 | 300,000.00 | 299,387.05 | 299,387.05 | FXD |

| 5041 LOAN NUMBER | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PPIL |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4975892 | 0.000 | 11.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.300 | Full | A- | 531 | 63,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 4976742 | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.000 | Full | AA | 671 | ########## | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4977500 | 4.990 | 12.200 | 6.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.200 | Stated | A | 688 | 625,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4977658 | 5.990 | 17.050 | 11.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.050 | Full | C | 512 | 89,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4977740 | 6.250 | 17.450 | 11.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 447 | 107,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4977880 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 714 | 355,000.00 | 355,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 4977908 | 4.990 | 12.750 | 6.750 | 1 | 1 | 01/01/05 | PURCHASE | 6.750 | Full | A | 681 | 445,000.00 | 415000 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4978086 | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 613 | 252,000.00 | 243,000.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 4978094 | 4.990 | 13.600 | 7.600 | 3 | 1 | 01/01/06 | REFI-NO CASHOUT | 7.600 | Full | A | 626 | 715,000.00 | 0.00 | 1 | 1/9/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4978185 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 695 | 171,000.00 | 170,917.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group II | | | N |
| 4978243 | 4.990 | 12.600 | 6.600 | 1 | 1 | 01/01/05 | PURCHASE | 6.600 | Full | A | 723 | 720,000.00 | 719000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4978409 | 0.000 | 7.125 | 0.000 | 0 | 0 | | PURCHASE | 7.125 | Stated | A | 649 | 125,000.00 | 125,000.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | | | N |
| 4978979 | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.000 | Full | A- | 513 | 300,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4978647 | 5.750 | 16.850 | 10.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.850 | Stated | A- | 495 | 85,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4978654 | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | PURCHASE | 5.875 | Stated | AA | 711 | ########## | 1000000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4980033 | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.500 | Stated | AA | 693 | 170,000.00 | 0.00 | 1 | 1/3/2003 | 178 | 04/01/03 | Group II | | | N |
| 4980066 | 6.750 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.450 | Full | D | 584 | 385,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4980181 | 6.750 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Full | A- | 682 | 775,000.00 | 0 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4980199 | 6.750 | 16.150 | 10.150 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.150 | Full | C | 553 | 95,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4796082 | 0.000 | 14.850 | 0.000 | 0 | 0 | | PURCHASE | 14.850 | Full | C | 501 | 56,000.00 | 44,000.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group I | | | N |
| 4846721 | 6.250 | 16.950 | 10.950 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.950 | Full | B- | 471 | 100,000.00 | 0.00 | 1 | 12/19/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4850426 | 5.990 | 17.150 | 11.150 | 1 | 1 | 12/01/04 | REFI-CASHOUT | 11.150 | Limited | B | 511 | 92,000.00 | 0.00 | 1 | 11/26/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4858577 | 6.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 471 | 150,000.00 | 0 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4865453 | 5.990 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | B | 538 | 181,000.00 | 0 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4875637 | 6.750 | 17.100 | 11.100 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.100 | Full | D | 516 | 178,000.00 | 0 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4885200 | 6.250 | 16.950 | 10.950 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.950 | Full | B- | 487 | 200,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4895561 | 5.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 625 | 273,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4895705 | 5.990 | 15.980 | 9.980 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.980 | Full | B | 478 | 100,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4900445 | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.250 | Full | A- | 497 | 230,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4901038 | 5.990 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.300 | Stated | B | 484 | 146,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4908365 | 6.750 | 17.850 | 11.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.850 | Full | D | 510 | 61,000.00 | 0 | 1 | 12/31/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4909168 | 6.250 | 13.990 | 7.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.990 | Full | B | 614 | 500,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4912770 | 5.990 | 14.350 | 8.350 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.350 | Full | A- | 545 | ########## | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4912994 | 4.250 | 11.750 | 5.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 5.750 | Stated | AA | 714 | 160,000.00 | 0 | 1 | 12/9/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4917078 | 0.000 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.850 | Full | A | 614 | 65,000.00 | 0.00 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | | | N |
| 4917606 | 5.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.550 | Full | B | 566 | 700,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4921821 | 0.000 | 10.350 | 0.000 | 0 | 0 | | PURCHASE | 10.350 | Full | B | 560 | 140,000.00 | 140,000.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | | | N |
| 4922811 | 6.750 | 17.800 | 11.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.800 | Stated | C | 505 | 185,000.00 | 0.00 | 1 | 12/20/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4924480 | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.750 | Stated | A | 646 | 305,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 4927685 | 0.000 | 11.990 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.990 | Full | A | 614 | 250,000.00 | 0.00 | 2 | 1/6/2003 | 237 | 03/01/03 | Group I | | | N |
| 4931487 | 6.750 | 18.350 | 12.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.350 | Full | D | 511 | 75,000.00 | 0 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4932489 | 6.250 | 17.450 | 11.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 488 | 118,000.00 | 0.00 | 1 | 12/9/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4934725 | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | PURCHASE | 9.250 | Full | A- | 522 | 145,000.00 | 135000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4935524 | 6.250 | 17.950 | 11.950 | 1 | 1 | 01/01/05 | PURCHASE | 11.950 | Full | B- | 485 | 180,000.00 | 145000 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4938080 | 5.750 | 15.800 | 9.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 489 | 200,000.00 | 0 | 1 | 12/31/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4938488 | 5.990 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.550 | Full | B | 587 | 400,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4938409 | 0.000 | 8.400 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.400 | Full | A | 653 | 720,000.00 | 0.00 | 1 | 1/13/2003 | 357 | 03/01/03 | Group II | | | N |
| 4940185 | 4.990 | 11.700 | 5.700 | 1 | 1 | 01/01/05 | PURCHASE | 5.700 | Stated | A | 671 | 420,000.00 | 470000 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4940474 | 4.250 | 13.150 | 7.150 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.150 | Stated | AA | 655 | 345,000.00 | 0 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4940805 | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | PURCHASE | 9.450 | Limited | A- | 557 | 45,000.00 | 27000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4941753 | 6.250 | 17.550 | 11.550 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.550 | Full | B- | 520 | 103,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4941829 | 6.750 | 15.500 | 9.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.500 | Full | B | 506 | 120,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4943932 | 4.990 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.250 | Full | A | 604 | ########## | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4943990 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 712 | 120,000.00 | 120,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 4944781 | 5.750 | 17.300 | 11.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.300 | Full | A- | 561 | 40,000.00 | 0 | 1 | 12/10/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4945424 | 4.990 | 13.400 | 7.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.400 | Stated | A | 614 | 800,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4945788 | 4.990 | 11.600 | 5.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 5.600 | Stated | A | 684 | 625,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4946548 | 5.750 | 14.000 | 8.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.000 | Full | A- | 531 | 350,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947214 | 6.750 | 17.600 | 11.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.600 | Full | C | 570 | 83,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947222 | 0.000 | 7.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.450 | Stated | AA | 650 | 260,000.00 | 0.00 | 1 | 12/12/2002 | 357 | 03/01/03 | Group I | | | N |
| 4947576 | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | PURCHASE | 11.900 | Full | C | 514 | 158,000.00 | 147,000.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947610 | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.300 | Stated | A | 639 | 400,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947784 | 5.750 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.350 | Stated | A | 602 | 167,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947683 | 4.250 | 13.350 | 7.350 | 1 | 1 | 01/01/05 | PURCHASE | 7.350 | Full | AA | 647 | 252,000.00 | 232,600.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4948253 | 4.250 | 12.650 | 6.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.650 | Stated | AA | 650 | 270,000.00 | 0 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4948388 | 4.990 | 12.800 | 6.800 | 3 | 1 | 01/01/06 | REFI-CASHOUT | 6.800 | Stated | A- | 584 | 500,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4949053 | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 614 | 220,000.00 | 220,000.00 | 2 | 1/9/2003 | 238 | 03/01/03 | Group II | | | N |
| 4949079 | 4.990 | 14.300 | 8.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.300 | Full | A | 617 | 82,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950457 | 6.250 | 16.650 | 10.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.650 | Full | B- | 501 | 52,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4951331 | 4.250 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.900 | Stated | AA | 684 | 425,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4951893 | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Stated | B | 523 | 80,000.00 | 0 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4952495 | 5.990 | 14.600 | 8.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.600 | Full | B | 542 | 565,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4953394 | 4.250 | 12.125 | 6.125 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 6.125 | Stated | AA | 661 | ########## | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4954160 | 5.990 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | REFI-CASH OUT | 10.200 | Full | B | 519 | 640,000.00 | 0 | 1 | 12/31/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4954905 | 0.000 | 7.350 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.350 | Full | A | 688 | 397,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/02 | Group II | | | N |
| 4955810 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 674 | 70,000.00 | 68,000.00 | 2 | 1/14/2003 | 178 | 04/01/03 | Group II | | | N |
| 4956421 | 4.990 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.350 | Stated | A | 632 | 88,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4956793 | 0.000 | 8.375 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.375 | Stated | AA | 665 | 420,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 04/01/03 | Group II | | | N |
| 4957213 | 6.250 | 18.450 | 12.450 | 1 | 1 | 02/01/05 | PURCHASE | 12.450 | Full | B- | 490 | 73,700.00 | 73700 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4957338 | 5.750 | 15.200 | 9.200 | 1 | 1 | 01/01/05 | PURCHASE | 9.200 | Full | A- | 465 | 76,000.00 | 76,000.00 | 1 | 12/23/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4957563 | 5.990 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.350 | Full | B | 535 | 121,500.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4958054 | 4.990 | 13.750 | 7.750 | 1 | 1 | 01/01/05 | PURCHASE | 7.750 | Full | A | 613 | 340,000.00 | 340000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4959227 | 6.750 | 16.650 | 10.650 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.650 | Full | D | 551 | 260,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4959328 | 5.990 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | PURCHASE | 9.700 | Full | C | 517 | 387,000.00 | 366500 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4959474 | 4.250 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.900 | Stated | AA | 660 | 430,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4959490 | 5.990 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.550 | Full | B | 670 | 635,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4960365 | 6.250 | 18.100 | 12.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.100 | Stated | B- | 512 | 64,500.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4960662 | 6.250 | 17.850 | 11.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.850 | Full | B- | 489 | 93,000.00 | 0.00 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4961025 | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.550 | Full | A- | 568 | ########## | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 4961438 | 4.990 | 14.100 | 8.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.100 | Stated | A | 667 | 170,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4961850 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 647 | 162,000.00 | 162000 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 4962189 | 6.250 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.600 | Full | B- | 498 | 50,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4963161 | 4.990 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | PURCHASE | 7.850 | Stated | A | 602 | 406,000.00 | 406000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4963252 | 6.250 | 17.550 | 11.550 | 1 | 1 | 02/01/05 | PURCHASE | 11.550 | Stated | B- | 0 | 100,000.00 | 100000 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4963351 | 5.750 | 16.550 | 10.550 | 1 | 1 | 01/01/05 | PURCHASE | 10.550 | Full | A- | 509 | 94,000.00 | 94000 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4963427 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A- | 695 | 103,000.00 | 100000 | 2 | 1/22/2003 | 238 | 04/01/03 | Group II | | | N |
| 4963257 | 5.750 | 13.990 | 7.990 | 1 | 1 | 01/01/05 | PURCHASE | 7.990 | Full | A- | 400 | 153,000.00 | 153000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4964631 | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 519 | 570,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4964847 | 5.750 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.050 | Full | A- | 538 | 216,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4964854 | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.450 | Full | B | 493 | 300,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4965538 | 5.990 | 14.600 | 8.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.600 | Full | B | 534 | 145,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4965653 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 647 | 260,000.00 | 250000 | 2 | 1/7/2003 | 238 | 04/01/03 | Group II | | | N |
| 4965968 | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 674 | 400,000.00 | 400,000.00 | 2 | 2/12/2003 | 179 | 03/01/03 | Group I | | | N |
| 4966149 | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.875 | Stated | AA | 684 | 800,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 4966321 | 4.990 | 12.950 | 6.950 | 1 | 1 | 01/01/05 | PURCHASE | 6.950 | Stated | A | 707 | 241,000.00 | 241000 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4966453 | 0.000 | 7.150 | 0.000 | 0 | 0 | | PURCHASE | 7.150 | Stated | AA | 658 | 205,000.00 | 205,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | | | N |
| 4966511 | 0.000 | 7.800 | 0.000 | 0 | 0 | | PURCHASE | 7.800 | Stated | A | 651 | 342,000.00 | 342,000.00 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | | | N |

Prepared by: Kam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)841-4378 x.7251
Kam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.767 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 927,853,510.25 ORIG LOAN AMOUNT | 926,895,597.98 PRINCIPAL BALANCE | 926,378,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4966451 | 0073687600 | JERRY W CRADDOCK | 67 CITATION LANE | CYNTHIANA | KY | 41031 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 02/01/03 | 01/01/33 | 612.41 | 78,200.00 | 78,108.18 | 78,062.03 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.700 | Full | A- | 529 | 92,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4966982 | 0073687679 | JAMES R FANELLO | 4750 S LONG AVE | STICKNEY | IL | 60638 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.35 | 03/01/03 | 02/01/33 | 1,011.97 | 112,000.00 | 111,954.03 | 111,907.80 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 02/01/05 | PURCHASE | 10.350 | Full | B | 536 | 140,000.00 | 140,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4967788 | 0073687873 | CHARLES OBERLANDER | 1775 WHITCOMB DR NW | SALEM | OR | 97304 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.05 | 03/01/03 | 02/01/33 | 1,051.10 | 130,050.00 | 129,979.69 | 129,908.85 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.050 | Full | B | 560 | 153,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4968081 | 0073687980 | TOSHA L ECHOLS | 2710 NW 109TH STREET | OKLAHOMA CITY | OK | 73120 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 | 02/01/03 | 01/01/33 | 1,065.14 | 102,400.00 | 102,343.03 | 102,314.11 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 01/01/05 | PURCHASE | 12.150 | Full | B- | 427 | 128,000.00 | 128000 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4968277 | 0073688053 | LARRY BARAJAS | 52334 AVENIDA RUBIO | LA QUINTA | CA | 92253 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 400.01 | 39,400.00 | 39,256.57 | 39,258.57 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 654 | 197,000.00 | 197,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 4968442 | 0073688111 | HELEN L SPEER | 1412 PITT STREET NE | ALBUQUERQUE | NM | 87112 | OWNER-OCC | SFR | 360 | 84.85 | 84.85 | 11.95 | 03/01/03 | 02/01/33 | 1,004.28 | 98,000.00 | 97,971.64 | 97,942.99 | FXD | 0.000 | 11.950 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.950 | Full | B- | 482 | 115,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 4968459 | 0073688129 | TONI BOMAR | 28 COLLEGE CT., UNIT 28 | LOUISVILLE | KY | 40203 | NON OWNER | CONDO | 180 | 65.00 | 65.00 | 9.95 | 03/01/03 | 02/01/18 | 278.81 | 26,000.00 | 25,936.97 | 25,873.42 | FXD | 0.000 | 9.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.950 | Full | B | 543 | 40,000.00 | 0.00 | 1 | 1/24/2003 | 178 | 03/01/03 | Group I | | | N |
| 4968517 | 0073688160 | JOHN C HOCKENBERRY | ONE MAIN STREET 11C | BROOKLYN | NY | 11201 | NON OWNER | CONDO | 360 | 80.00 | 80.00 | 8.80 | 03/01/03 | 02/01/33 | 4,678.43 | 592,000.00 | 591,323.33 | 591,323.33 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | PURCHASE | 8.800 | Full | B | 563 | 740,000.00 | 740,000.00 | 1 | 1/16/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4968674 | 0073688194 | THOMAS R EDEBURN | 584 RIDDLE ROAD | CEDAR CREEK | TX | 78612 | OWNER-OCC | MANUMOBIL | 360 | 58.82 | 58.82 | 8.35 | 02/01/03 | 01/01/33 | 377.40 | 50,000.00 | 49,904.64 | 49,904.64 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.300 | Stated | A | 671 | 85,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4969036 | 0073688301 | BRIAN CAREY | 7051 80TH AVE | EVART | MI | 49631 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.40 | 04/01/03 | 03/01/33 | 776.80 | 79,050.00 | 79,020.98 | 79,020.98 | ARM | 6.250 | 17.400 | 11.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.400 | Full | B- | 625 | 93,000.00 | 0 | 1 | 2/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4969614 | 0073688483 | LAWRENCE J HERRIN | 205 W FAYETTE AVE | PATOKA | IL | 62875 | OWNER-OCC | SFR | 360 | 79.25 | 79.25 | 10.55 | 02/01/03 | 01/01/33 | 578.85 | 63,000.00 | 62,950.24 | 62,925.03 | ARM | 6.250 | 16.550 | 10.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.550 | Full | B- | 483 | 79,500.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4969705 | 0073688525 | LORRAINE D KEITH | 17180 SANTA ROSA | DETROIT | MI | 48221 | OWNER-OCC | 2-4 UNITS | 360 | 60.00 | 60.00 | 10.20 | 03/01/03 | 02/01/33 | 535.44 | 60,000.00 | 59,948.12 | 59,948.12 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B- | 441 | 100,000.00 | 0 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4969848 | 0073688582 | DAVID B DARRAGH | 4721 ARABY CHURCH ROAD | FREDERICK | MD | 21704 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.35 | 03/01/03 | 02/01/33 | 1,379.37 | 181,900.00 | 181,663.72 | 181,550.44 | ARM | 5.990 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.350 | Full | B | 529 | 214,000.00 | 0 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4970318 | 0073688681 | PAUL W WELLS | 3382 SIMMS ST | WHEATRIDGE | CO | 80033 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 1,426.97 | 220,000.00 | 219,810.58 | 219,620.09 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Stated | AA | 651 | 275,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 4970414 | 0073688731 | DARWIN D MALIKOWSKI | 14535 140TH AVE NE | FOLEY | MN | 56329 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.40 | 03/01/03 | 02/01/33 | 702.61 | 71,500.00 | 71,453.06 | 71,453.06 | ARM | 6.750 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.400 | Full | D | 558 | 110,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4970455 | 0073688749 | MARIA MORENO | 204 SOUTHWEST 29TH STREE | SAN ANTONIO | TX | 78237 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.30 | 02/01/03 | 01/01/33 | 394.80 | 43,875.00 | 43,819.81 | 43,819.81 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.300 | Stated | B | 619 | 58,500.00 | 0.00 | 1 | 1/3/2003 | 357 | 04/01/03 | Group II | | | N |
| 4971057 | 0073688863 | ELLA J O BRISCOE | 17121 PRIMROSE LANE | FAYETTEVILLE | AR | 72704 | OWNER-OCC | MANUMOBIL | 360 | 84.17 | 84.17 | 10.75 | 04/01/03 | 03/01/33 | 809.31 | 86,687.00 | 86,664.35 | 86,664.35 | ARM | 6.250 | 16.750 | 10.750 | 3 | 1 | 03/01/08 | REFI-NO CASHOUT | 10.750 | Full | B- | 525 | 103,000.00 | 0 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4971131 | 0073688871 | KLYDTON Z RASBERRY | 3519 DELAWARE AVE | RICHMOND | VA | 23222 | OWNER-OCC | SFR | 360 | 62.92 | 62.92 | 10.45 | 04/01/03 | 03/01/33 | 510.17 | 56,000.00 | 56,000.00 | 55,977.50 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | B- | 478 | 89,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4971718 | 0073689078 | AURELIJUS RAMANAUSKAS | 8 LINDEN PLACE | MASTIC BEACH | NY | 11951 | OWNER-OCC | SFR | 360 | 84.97 | 84.97 | 9.95 | 03/01/03 | 02/01/33 | 1,433.17 | 164,000.00 | 163,926.68 | 163,852.72 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 479 | 193,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4972891 | 0073689139 | CARRIE THOMAS | 1132 WILLOW STREET | DENVER | CO | 80220 | NON OWNER | TOWNHOUSE | 360 | 67.93 | 67.93 | 6.38 | 02/01/03 | 01/01/33 | 714.35 | 114,500.00 | 114,479.30 | 114,479.30 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.375 | Stated | A | 664 | 168,000.00 | 0 | 1 | 12/23/2002 | 357 | 04/01/03 | Group II | | | N |
| 4974168 | 0073689242 | BETHLEHEM TSEGAYE | 3470 LAGUNA AVENUE | OAKLAND | CA | 94602 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.55 | 02/01/03 | 01/01/33 | 2,888.21 | 342,000.00 | 341,665.76 | 341,498.64 | ARM | 5.750 | 15.550 | 9.550 | 1 | 1 | 01/01/05 | PURCHASE | 9.550 | Full | A- | 0 | 380,000.00 | 380000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4974695 | 0073689382 | DOROTHY WILLIAMS | 319 CHERRY STREET | PARIS | TN | 38242 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 687.54 | 73,950.00 | 73,950.00 | 73,893.44 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.700 | Full | B | 488 | 87,000.00 | 0 | 1 | 1/21/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4975389 | 0073689572 | GENE ADAMS | 7984 OLD SALISBURY RD | LINWOOD | NC | 27299 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 8.75 | 03/01/03 | 02/01/33 | 620.74 | 72,250.00 | 72,216.29 | 72,182.31 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 530 | 85,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4975578 | 0073689630 | TERESA D MCWHIRTER | 101 WINTERHAVEN RD | SPARTANBURG | SC | 29301 | OWNER-OCC | SFR | 360 | 71.25 | 71.25 | 10.00 | 03/01/03 | 02/01/33 | 500.22 | 57,000.00 | 56,974.78 | 56,949.35 | ARM | 5.750 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.000 | Full | A- | 481 | 80,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4976023 | 0073689762 | SONYA RODDY | 2 DILL CREEK COURT | GREER | SC | 29651 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.10 | 03/01/03 | 02/01/33 | 827.38 | 101,915.00 | 101,857.66 | 101,802.90 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 02/01/05 | PURCHASE | 9.100 | Full | B | 543 | 120,000.00 | 119,900.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4800878 | 0074010028 | DENNIS R CROSBY | 9052 BUCKWHEAT STREET | SAN DIEGO | CA | 92129 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.25 | 02/01/03 | 01/01/33 | 2,888.60 | 364,500.00 | 364,120.80 | 363,928.70 | ARM | 5.750 | 15.250 | 8.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.250 | Full | A- | 540 | 405,000.00 | 0 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4805770 | 0074011834 | JAMES R CARUSO | 109 MEDIAR COURT | SAN RAMON | CA | 94583 | OWNER-OCC | PUD | 360 | 84.97 | 84.97 | 6.89 | 02/01/03 | 01/01/33 | 5,167.51 | 777,500.00 | 775,573.11 | 775,573.11 | ARM | 4.990 | 12.890 | 6.890 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 6.990 | Full | A | 640 | 915,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4808485 | 0074012758 | JOHN E PILCH | 377 SAWGRASS DRIVE | ALLENTOWN | PA | 18104 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.15 | 02/01/03 | 01/01/33 | 2,358.00 | 244,688.00 | 244,433.84 | 244,347.14 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 01/01/05 | PURCHASE | 11.150 | Full | B | 497 | 290,000.00 | 287860 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4814794 | 0074014879 | FRANK HOLDINESS | 9778 PRIVATE ROAD 453 | MATHIS | TX | 78368 | OWNER-OCC | MANUMOBIL | 360 | 79.15 | 79.15 | 10.35 | 03/01/03 | 01/01/33 | 675.68 | 74,800.00 | 74,707.08 | 74,707.08 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.350 | Full | B | 522 | 94,500.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4816785 | 0074015581 | JILLIAN R CAMPBELL | 12621 WESTHAMPTON CIR D302 | WEST PALM BEACH | FL | 33414 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 9.70 | 02/01/03 | 01/01/33 | 838.24 | 97,750.00 | 97,657.44 | 97,610.60 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.700 | Full | A- | 477 | 115,000.00 | 0 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4816849 | 0074015587 | SYED Q GARDEZI | 10 DUTCHLANE RD | MARLBORO | NJ | 7746 | OWNER-OCC | SFR | 360 | 74.74 | 74.74 | 8.15 | 02/01/03 | 01/01/33 | 5,284.17 | 710,000.00 | 709,072.89 | 708,604.31 | ARM | 5.990 | 14.150 | 8.150 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.150 | Full | B | 620 | 950,000.00 | 0 | 1 | 12/27/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4829305 | 0074018893 | ULYSSES C BAHAM III | 6876 EMERALD STREET | RANCHO CUCAMONGA | CA | 91701 | OWNER-OCC | SFR | 360 | 84.84 | 84.84 | 10.75 | 02/01/03 | 01/01/33 | 1,684.63 | 189,750.00 | 189,598.49 | 189,521.93 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 01/01/05 | PURCHASE | 10.750 | Full | B- | 432 | 238,000.00 | 238,000.00 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4831640 | 0074020888 | JULIAN MCFADDEN | 6789 PEACH PLACE | RANCHO CUCAMONGA | CA | 91739 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 01/01/03 | 12/01/32 | 1,699.07 | 182,750.00 | 182,512.49 | 182,440.82 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT | 10.700 | Full | B- | 487 | 215,000.00 | 0.00 | 1 | 11/19/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4833489 | 0074021312 | CHARLES J JACKSON | RR 1 BOX 188 | LIVINGSTON | AL | 35470 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 | 02/01/03 | 01/01/33 | 615.79 | 59,200.00 | 59,167.05 | 59,150.33 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 01/01/05 | PURCHASE | 12.150 | Full | B- | 499 | 89,500.00 | 74000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4838751 | 0074023003 | JENNIFER A DOYLE | 729 FIELDCREST #C | SOUTH ELGIN | IL | 60177 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 8.35 | 03/01/03 | 02/01/33 | 945.24 | 124,650.00 | 124,493.69 | 124,493.69 | ARM | 5.750 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.350 | Full | A- | 575 | 138,500.00 | 0.00 | 1 | 1/2/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4840518 | 0074023623 | GIOACCHINO MILAZZO | 63 55 82ND PLACE | MIDDLE VILLAGE | NY | 11379 | OWNER-OCC | SFR | 360 | 61.80 | 61.80 | 9.20 | 02/01/03 | 01/01/33 | 2,252.41 | 275,000.00 | 274,710.74 | 274,564.45 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.200 | Full | B | 481 | 445,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4843041 | 0074024458 | PATRICIA M PRAGA | 101 W PEBBLE COURT | JACKSONVILLE | NC | 28546 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.40 | 03/01/03 | 02/01/33 | 682.27 | 75,200.00 | 75,169.48 | 75,138.66 | ARM | 6.250 | 16.400 | 10.400 | 1 | 1 | 02/01/05 | PURCHASE | 10.400 | Full | B- | 509 | 94,000.00 | 94000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4848347 | 0074025966 | GURPREET CHAWLA | 27172 ASHTON CIRCLE | LAKE FOREST | CA | 92630 | OWNER-OCC | SFR | 360 | 79.82 | 79.82 | 8.50 | 03/01/03 | 02/01/33 | 2,224.88 | 352,000.00 | 351,681.79 | 351,361.65 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.500 | Stated | AA | 661 | 441,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 4848702 | 0074026105 | KATHERINE R CHEVRETTE | 11 13 CASTLE STREET | WARE | MA | 1082 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 11.00 | 02/01/03 | 01/01/33 | 914.24 | 96,000.00 | 95,758.90 | 95,722.45 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.000 | Full | B- | 515 | 120,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4850624 | 0074026733 | CRAIG W THOMAS | 27 TWIN OAKS | NEW MILFORD | CT | 6776 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 7.70 | 03/01/03 | 02/01/33 | 798.52 | 112,000.00 | 111,920.15 | 111,839.78 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 | | PURCHASE | 7.700 | Stated | B | 664 | 143,000.00 | 140,000.00 | 1 | 1/9/2003 | 358 | 03/01/03 | Group I | | | N |
| 4854493 | 0074027973 | WALTER A ROE | 6 MEADOW WAY | WESTHAMPTON BEACH | NY | 11978 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.20 | 02/01/03 | 01/01/33 | 3,934.94 | 580,000.00 | 578,820.82 | 578,420.82 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.200 | Full | A | 668 | 725,000.00 | 0 | 1 | 1/7/2003 | 357 | 04/01/03 | Group I | | | N |
| 4855151 | 0074028176 | MARK STEVENS | 139 ELVERTA ROAD | ELVERTA | CA | 95626 | OWNER-OCC | SFR | 360 | 63.29 | 63.29 | 8.55 | 02/01/03 | 01/01/33 | 1,158.69 | 150,000.00 | 149,811.81 | 149,720.33 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.550 | Full | B | 624 | 237,000.00 | 0 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4855904 | 0074028416 | VERNON A DICKEY JR | 13426 BINNAWAY ROAD | HUNTERSVILLE | NC | 28078 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.80 | 10/01/02 | 09/01/32 | 1,177.18 | 125,600.00 | 125,361.85 | 125,243.58 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 09/01/04 | PURCHASE | 10.800 | Full | B | 501 | 183,000.00 | 157000 | 1 | 8/30/2002 | 353 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4857389 | 0074028887 | MITCH A PAHANG | 4485 E 94TH PLACE | THORTON | CO | 80229 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 02/01/03 | 01/01/33 | 1,678.70 | 193,500.00 | 193,322.50 | 193,232.68 | ARM | 5.750 | 15.850 | 8.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.850 | Full | A- | 518 | 215,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4857959 | 0074029007 | GAIL K BIRKA | 330 EMORY ROAD | MINEOLA | NY | 11501 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 03/01/03 | 02/01/33 | 2,303.85 | 357,000.00 | 356,377.47 | 356,377.47 | FXD | 0.000 | 8.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.700 | Stated | A | 738 | 420,000.00 | 0 | 1 | 1/7/2003 | 356 | 04/01/03 | Group I | | | N |
| 4858668 | 0074029373 | KELLIE M JONES | 6039 EAST FM 580 | KEMPNER | TX | 76539 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 10.50 | 03/01/03 | 02/01/33 | 731.80 | 80,000.00 | 79,967.00 | 79,934.91 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | PURCHASE | 10.500 | Full | B- | 505 | 104,000.00 | 100000 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4858866 | 0074029430 | JAMES M TOMALIA | 12384 MORRISH RD | MONTROSE | MI | 48457 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.99 | 02/01/03 | 01/01/33 | 1,453.36 | 185,750.00 | 185,225.18 | 185,225.18 | ARM | 5.990 | 15.990 | 8.990 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.990 | Full | B | 526 | 185,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4858890 | 0074029448 | STEVEN JIMENEZ | 1313 CAYENNE DRIVE | FLOWER MOUND | TX | 75028 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.95 | 02/01/03 | 01/01/33 | 2,197.67 | 332,000.00 | 331,170.70 | 331,170.70 | ARM | 5.750 | 12.950 | 6.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.950 | Full | A- | 575 | 415,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4859583 | 0074029653 | PAUL W DEQUATTRO | 80 TOBEY ST | PROVIDENCE | RI | 2908 | NON OWNER | 2-4 UNITS | 360 | 65.00 | 65.00 | 7.00 | 02/01/03 | 01/01/33 | 540.56 | 81,250.00 | 81,183.40 | 81,049.03 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.000 | Stated | AA | 719 | 125,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 02/01/03 | Group I | | | N |
| 4863726 | 0074031188 | MARCUS POSEY | 149 UNION 282 | JUNCTION CITY | AR | 71749 | OWNER-OCC | MANUMOBIL | 360 | 76.57 | 76.57 | 10.80 | 03/01/03 | 02/01/33 | 524.86 | 56,000.00 | 55,979.00 | 55,957.85 | FXD | 0.000 | 10.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.800 | Full | C | 673 | 73,134.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group I | | | N |
| 4864148 | 0074031345 | RICK N GILLESPIE | 429 POPPINGA WAY | SANTA MARIA | CA | 93455 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.63 | 02/01/03 | 01/01/33 | 2,548.44 | 388,000.00 | 387,295.78 | 386,940.73 | FXD | 0.000 | 8.625 | 0.000 | 0 | 0 | | PURCHASE | 8.625 | Stated | AA | 661 | 497,500.00 | 497,500.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | | | N |
| 4865127 | 0074031782 | SHERICE SMITH | 1570 S HAMLIN AVE | CHICAGO | IL | 60623 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.15 | 03/01/03 | 02/01/33 | 1,315.25 | 148,000.00 | 147,936.58 | 147,872.63 | ARM | 6.250 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | PURCHASE | 10.150 | Full | B- | 637 | 185,000.00 | 185000 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4865418 | 0074031899 | NATALYA ZUSSTONE | 6715 N KOLMAR AVENUE | LINCOLNWOOD | IL | 60712 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.25 | 02/01/03 | 01/01/33 | 2,365.71 | 264,000.00 | 263,777.62 | 263,665.07 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.250 | Full | B- | 490 | 352,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4867073 | 0074032384 | DONNA WEBB | 2114 GREENHEATH DR | FLORISSANT | MO | 63033 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.99 | 01/01/03 | 12/01/32 | 886.73 | 86,000.00 | 85,900.95 | 85,878.40 | ARM | 6.750 | 17.990 | 11.990 | 1 | 1 | 12/01/04 | PURCHASE | 11.990 | Full | B- | 483 | 120,000.00 | 120000 | 1 | 11/27/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4868253 | 0074032630 | GONZALO VENEGAS | 12534 CINCO DE MAYO | SAN ANTONIO | TX | 78252 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.65 | 02/01/03 | 01/01/33 | 423.25 | 42,250.00 | 42,210.40 | 42,210.40 | FXD | 0.000 | 11.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.650 | Stated | C | 529 | 65,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 04/01/03 | Group II | | | N |
| 4868311 | 0074032671 | BEATRIZ O FERNANDEZ | 3020 N EARLE AVE | ROSEMEAD | CA | 91770 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 01/01/03 | 12/01/22 | 663.97 | 70,000.00 | 69,712.03 | 69,614.47 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 792 | 350,000.00 | 350000 | 2 | 12/3/2002 | 236 | 03/01/03 | Group II | | | N |
| 4868576 | 0074032970 | RONALD T STADEN JR | 2083 LAKEWOOD DRIVE | SAN JOSE | CA | 95132 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 02/01/03 | 01/01/33 | 2,908.42 | 378,250.00 | 377,790.08 | 377,557.67 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.500 | Stated | A- | 536 | 445,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4869315 | 0074033259 | THOMAS ZUMMO | 1758 W CULLERTON ST | CHICAGO | IL | 60608 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 | 10.60 | 03/01/03 | 02/01/18 | 187.92 | 17,000.00 | 16,960.63 | 16,921.32 | FXD | 0.000 | 10.600 | 0.000 | 0 | 0 | | PURCHASE | 10.600 | Stated | A | 721 | 85,000.00 | 85000 | 2 | 1/10/2003 | 178 | 03/01/03 | Group II | | | N |
| 4872024 | 0074034087 | MARK DUSSAULT | 333 BROAD TURN ROAD | SCARBOROUGH | ME | 4074 | OWNER-OCC | SFR | 360 | 70.71 | 70.71 | 8.45 | 02/01/03 | 01/01/33 | 1,457.68 | 198,000.00 | 197,802.38 | 197,702.37 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.450 | Full | A- | 538 | 280,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4872057 | 0074034082 | SANDRA ROBINSON | 350 BEACHWOOD | YOUNGSTOWN | OH | 44505 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 | 04/01/03 | 03/01/33 | 2,715.96 | 323,000.00 | 323,000.00 | 322,841.12 | FXD | 0.000 | 9.600 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 9.600 | Full | B | 604 | 380,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | | | N |
| 4872735 | 0074034349 | ANN MARGARET ROSS | 1865 COURTYARD WAY | NAPLES | FL | 34112 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 11.40 | 01/01/03 | 12/01/32 | 723.75 | 73,600.00 | 73,527.18 | 73,502.42 | ARM | 6.750 | 17.400 | 11.400 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT | 11.400 | Full | C | 607 | 92,000.00 | 0.00 | 1 | 12/12/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4873386 | 0074034580 | GIA CREAUX | 39138 WHITEASH DRIVE | PALMDALE | CA | 93551 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 302.72 | 31,380.00 | 31,308.86 | 31,264.77 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 678 | 157,000.00 | 156,950.00 | 2 | 1/9/2003 | 237 | 03/01/03 | Group I | | | N |
| 4879037 | 0074036773 | AUGUIA LUCIEN | 58 E 130TH STREET | NEW YORK | NY | 10037 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 10.50 | 02/01/03 | 01/01/33 | 3,430.28 | 375,000.00 | 374,700.84 | 374,548.99 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.500 | Full | B | 487 | 500,000.00 | 0.00 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4879238 | 0074036854 | WAYNE R MYERS | 2625 SANDFIDDLER ROAD | VIRGINIA BEACH | VA | 23456 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.60 | 03/01/03 | 02/01/33 | 2,400.52 | 240,550.00 | 240,474.80 | 240,398.87 | ARM | 6.250 | 17.600 | 11.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.600 | Full | B- | 468 | 283,000.00 | 0 | 1 | 1/2/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4879243 | 0074036864 | ANN M COURY | 5320 AVONDALE WAY | RIVERSIDE | CA | 92506 | OWNER-OCC | SFR | 240 | 14.80 | 94.80 | 10.75 | 02/01/03 | 01/01/23 | 548.27 | 54,000.00 | 53,888.68 | 53,803.04 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 648 | 365,000.00 | 365,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 4880717 | 0074037278 | ROBERT OLDING | 8708 N 56TH LANE | GLENDALE | AZ | 85302 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.05 | 03/01/03 | 02/01/33 | 918.63 | 113,400.00 | 113,338.70 | 113,278.93 | ARM | 5.750 | 15.050 | 9.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.050 | Full | A- | 473 | 126,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4880324 | 0074037320 | FRANK E BRADLEY | 209 S GRAND ST | LAKEVILLE | IN | 46536 | OWNER-OCC | SFR | 360 | 58.00 | 58.00 | 12.35 | 03/01/03 | 02/01/33 | 306.14 | 29,000.00 | 28,992.32 | 28,984.56 | ARM | 6.750 | 18.350 | 12.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.350 | Full | D | 520 | 50,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4883856 | 0074038389 | ISAAC ROLLE | 874 W 2ND ST | RIVIERA BEACH | FL | 33404 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.70 | 03/01/03 | 02/01/33 | 565.64 | 56,250.00 | 56,232.80 | 56,215.43 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 483 | 75,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4884268 | 0074038712 | KEITHA M FORD | 2927 PHEASANT RUN | HUMBLE | TX | 77396 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.50 | 02/01/03 | 01/01/33 | 893.41 | 106,250.00 | 106,145.06 | 106,091.91 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.500 | Full | A- | 507 | 125,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4884888 | 0074038894 | JACKIE L YOUNG | 379 MONUMENT ROAD | GRAND JUNCTION | CO | 81503 | NON OWNER | SFR | 360 | 55.81 | 55.81 | 10.65 | 02/01/03 | 01/01/33 | 1,111.17 | 120,000.00 | 119,907.25 | 119,860.78 | ARM | 5.750 | 16.650 | 10.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.650 | Stated | A- | 552 | 215,000.00 | 0 | 1 | 12/6/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4884938 | 0074038902 | NHAT M VO | 1818 NORTH BOULEVARD | SAN LEANDRO | CA | 94577 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 8.80 | 03/01/03 | 02/01/33 | 2,053.57 | 315,000.00 | 314,461.34 | 314,461.34 | ARM | 4.990 | 12.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Limited | A- | 637 | 450,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4885281 | 0074039041 | CASEY L DEROUEN | 804 DAVID DUBOIN ROAD | NEW IBERIA | LA | 70560 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 10.90 | 03/01/03 | 02/01/33 | 814.29 | 86,400.00 | 86,368.51 | 86,336.73 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.900 | Full | B | 477 | 108,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4887084 | 0074040015 | MARIANNE COLANGELO | 11 VILLA DRIVE | PEEKSKILL | NY | 10566 | OWNER-OCC | CONDO | 360 | 82.48 | 82.48 | 9.70 | 02/01/03 | 01/01/33 | 2,010.39 | 235,000.00 | 234,777.48 | 234,664.88 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.700 | Full | A- | 490 | 285,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4888087 | 0074040080 | EFRAIN HARO | 147 ENTRADA CIRCLE | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 | 02/01/03 | 01/01/33 | 2,083.25 | 329,592.00 | 328,994.47 | 328,693.27 | ARM | 4.990 | 12.500 | 8.500 | 1 | 1 | 01/01/05 | PURCHASE | 8.500 | Stated | A | 650 | 412,000.00 | 411990 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4888582 | 0074040263 | GEORGE A BLOCKER | 25 LINCOLN ROAD | HEMPSTEAD | NY | 11550 | OWNER-OCC | SFR | 360 | 50.94 | 50.94 | 11.90 | 03/01/03 | 02/01/33 | 1,378.28 | 135,000.00 | 134,960.50 | 134,920.61 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.900 | Full | C | 542 | 265,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4888621 | 0074040341 | KYLE D KOETZ | 1105 CORA ST | JOLIET | IL | 60436 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 02/01/03 | 01/01/33 | 804.47 | 80,000.00 | 79,930.82 | 79,905.68 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | PURCHASE | 11.700 | Full | B- | 508 | 105,000.00 | 100000 | 1 | 12/13/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4889358 | 0074040452 | RANDY D CARR | 105 CENTRAL AVENUE | GREERS FERRY | AR | 72067 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 02/01/03 | 01/01/33 | 551.51 | 68,850.00 | 68,735.14 | 68,735.14 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.950 | Full | A- | 533 | 81,000.00 | 0.00 | 1 | 1/3/2003 | 357 | 04/01/03 | Group II | | | N |
| 4891636 | 0074041211 | CRAIG BERGER | 7118 LYNFORD STREET | PHILADELPHIA | PA | 19149 | OWNER-OCC | TOWNHOUSE | 360 | 75.00 | 75.00 | 10.25 | 03/01/03 | 02/01/33 | 497.34 | 55,500.00 | 55,453.24 | 55,453.24 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.250 | Full | B | 517 | 74,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4892055 | 0074041351 | TERRIN D BENTON | 709 COUNTRY LANE | MIDWEST CITY | OK | 73130 | OWNER-OCC | SFR | 360 | 78.99 | 78.99 | 9.75 | 03/01/03 | 02/01/33 | 1,602.48 | 183,500.00 | 183,409.73 | 183,318.72 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Stated | B | 483 | 241,900.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4892543 | 0074041500 | ERROL S MCGOWAN JR | 1077 THUNDERBOLT AVENUE | LAKE HAVASU CITY | AZ | 86406 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 02/01/03 | 01/01/33 | 849.56 | 95,500.00 | 95,118.94 | 95,077.89 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.200 | Full | B | 453 | 112,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4893665 | 0074041858 | THERON W HANSON | 9500 VINEYARD CREST | BELLEVUE | WA | 98004 | OWNER-OCC | PUD | 360 | 68.97 | 68.97 | 8.20 | 03/01/03 | 02/01/33 | 7,477.55 | 1,000,000.00 | 999,355.78 | 998,707.16 | ARM | 5.750 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.200 | Full | A- | 678 | ########## | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4895132 | 0074042433 | RICHARD P SORIANO | 2610 SANGUINETTI LANE | STOCKTON | CA | 95205 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 7.35 | 02/01/03 | 01/01/33 | 723.43 | 105,000.00 | 104,830.00 | 104,787.01 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.350 | Limited | A- | 645 | 140,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 4895314 | 0074042490 | JOE B SCHMIDT | 3848 CONCORD BOULEVARD | CONCORD | CA | 94519 | OWNER-OCC | SFR | 360 | 74.07 | 74.07 | 8.25 | 03/01/03 | 02/01/33 | 3,756.34 | 500,000.00 | 499,681.16 | 499,360.13 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.250 | Stated | A- | 571 | 675,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4895488 | 0074042557 | ONA M ALLEN | 16334 HEATHER GLEN | MORENO VALLEY | CA | 92551 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.99 | 02/01/03 | 01/01/33 | 1,274.53 | 124,000.00 | 123,891.77 | 123,891.77 | ARM | 6.250 | 17.990 | 11.990 | 1 | 1 | 01/01/05 | PURCHASE | 11.990 | Full | B- | 447 | 155,000.00 | 155000 | 1 | 1/10/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4896716 | 0074043068 | SO H KWAN | 643 WINCHESTER STREET | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.93 | 03/01/03 | 02/01/33 | 2,910.53 | 399,500.00 | 399,227.83 | 398,953.07 | ARM | 5.990 | 13.925 | 7.925 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.925 | Full | B | 627 | 470,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4896466 | 0074043784 | PHILLIP L HANSEN | 805 EAST 400 NORTH | RICHFIELD | UT | 84701 | 2ND HOME | SFR | 360 | 75.00 | 75.00 | 6.15 | 03/01/03 | 02/01/33 | 700.23 | 114,937.50 | 114,826.32 | 114,714.57 | ARM | 4.990 | 12.150 | 6.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.150 | Stated | A | 691 | 153,250.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4898482 | 0074043717 | CARLOS E AUSTIN | 9213 LAIT DRIVE | EL PASO | TX | 79925 | OWNER-OCC | SFR | 360 | 74.42 | 74.42 | 7.25 | 02/01/03 | 01/01/33 | 868.85 | 128,000.00 | 127,747.84 | 127,747.84 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.200 | Stated | A | 673 | 172,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | | | N |
| 4898805 | 0074043888 | SHANNON BINYON | 1738 WHITLOCK DR | ALMA | AR | 72921 | OWNER-OCC | MANUMOBIL | 360 | 53.78 | 53.78 | 11.15 | 03/01/03 | 02/01/33 | 556.24 | 57,770.00 | 57,700.00 | 57,678.97 | ARM | 6.750 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.150 | Full | D | 574 | 107,335.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4901088 | 0074044860 | PATRICIA SHELLING | 651 N 251 ROAD | MOUNDS | OK | 74047 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 11.55 | 03/01/03 | 02/01/33 | 1,098.49 | 110,500.00 | 110,500.00 | 110,479.81 | FXD | 0.000 | 11.550 | 0.000 | 0 | 0 | | PURCHASE | 11.550 | Full | B | 522 | 130,000.00 | 130,000.00 | 1 | 1/8/2003 | 358 | 02/01/03 | Group II | | | N |
| 4902884 | 0074045184 | ROBERT C DICKE | 1151 LOS CRISTANTEMOS | LOS LUNAS | NM | 87031 | OWNER-OCC | MANUMOBIL | 360 | 70.00 | 70.00 | 11.30 | 03/01/03 | 02/01/33 | 605.40 | 62,600.00 | 62,572.47 | 62,544.58 | FXD | 0.000 | 11.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.300 | Stated | B- | 462 | 118,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 4902771 | 0074045179 | BILLY WARE | 11829 CR 331 WOOD LANE | TYLER | TX | 75708 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 12.00 | 02/01/03 | 01/01/33 | 486.07 | 47,250.00 | 47,222.82 | 47,209.03 | ARM | 6.750 | 18.000 | 12.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 12.000 | Full | C | 515 | 63,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4902638 | 0074045190 | MICHELLE M NAZARENO | 359 HALFMOON LANE #108 | DALY CITY | CA | 94015 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 6.35 | 02/01/03 | 01/01/33 | 1,475.63 | 237,150.00 | 236,707.41 | 236,484.38 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.350 | Full | A | 732 | 279,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4903480 | 0074045378 | BETTY HENDRICKSON | 5456 UPPER 182ND STREET | FARMINGTON | MN | 55024 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.75 | 03/01/03 | 01/01/33 | 1,246.20 | 133,500.00 | 133,398.03 | 133,347.89 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.750 | Full | B- | 477 | 178,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4904298 | 0074045725 | PATRICK J REAGAN | 3910 PINE TREE CIRCLE | NORMAN | OK | 73072 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.25 | 02/01/03 | 01/01/33 | 743.78 | 99,000.00 | 98,936.87 | 98,809.29 | ARM | 6.250 | 14.250 | 8.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.250 | Stated | B | 509 | 132,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4904660 | 0074045840 | EARNESTINE BURLEY | 8370 FOURTH | HESPERIA | CA | 92345 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.40 | 02/01/03 | 01/01/33 | 1,271.41 | 120,000.00 | 119,936.88 | 119,904.83 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 01/01/05 | PURCHASE | 12.400 | Full | B- | 493 | 150,000.00 | 150000 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4905477 | 0074046081 | JOHN T HANCOCK | 1019 LORI DRIVE | ATLANTA | TX | 75551 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.90 | 02/01/03 | 01/01/33 | 487.51 | 51,600.00 | 51,537.12 | 51,517.74 | FXD | 0.000 | 10.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.900 | Full | A- | 492 | 64,500.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 4906159 | 0074046847 | OLACHUKWU V NNADILI | 2212 BEECHWOOD ROAD | HYATTSVILLE | MD | 20783 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 03/01/03 | 02/01/33 | 1,405.19 | 182,750.00 | 182,620.29 | 182,527.79 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 531 | 215,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4908232 | 0074046986 | ANN E KING | 814 RAYMOND AVE | ROANOKE | VA | 24012 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 02/01/03 | 01/01/33 | 834.04 | 110,500.00 | 110,360.87 | 110,289.30 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.300 | Full | B | 665 | 130,000.00 | 0.00 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | | | N |
| 4908511 | 0074047143 | JODY M WHEELER | 2093 WILD ROAD | VAN ALSTYNE | TX | 75495 | OWNER-OCC | MANUMOBIL | 360 | 76.00 | 76.00 | 7.85 | 02/01/03 | 01/01/33 | 549.74 | 76,000.00 | 75,894.51 | 75,841.25 | ARM | 5.750 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.850 | Full | A- | 567 | 100,000.00 | 0 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4908677 | 0074047291 | JEREMY MEHER | 105 PARK STREET | GLOVERSVILLE | NY | 12078 | OWNER-OCC | SFR | 360 | 71.72 | 71.72 | 11.40 | 02/01/03 | 01/01/33 | 408.88 | 41,600.00 | 41,554.48 | 41,554.48 | ARM | 6.250 | 17.400 | 11.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.400 | Full | B- | 535 | 58,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4909214 | 0074047424 | FREDRICK TINARI | 1311 BROADWAY | HOLBROOK | NY | 11741 | OWNER-OCC | SFR | 360 | 78.00 | 78.00 | 8.60 | 02/01/03 | 01/01/33 | 2,523.88 | 305,200.00 | 304,304.85 | 304,040.04 | FXD | 0.000 | 8.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.600 | Stated | A | 681 | 520,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 4909336 | 0074047633 | CHRIS SEAMANS | 15871 N WIMPY JONES ROAD | GARFIELD | AR | 72732 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 11.80 | 03/01/03 | 02/01/33 | 656.58 | 64,800.00 | 64,781.03 | 64,761.03 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.800 | Full | C | 530 | 81,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4909834 | 0074047572 | PHILLIP K MONAHAN | 57883 ARMSTRONG CENTERVILL | JACOBSBURG | OH | 43933 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.50 | 04/01/03 | 03/01/33 | 602.68 | 67,750.00 | 67,750.00 | 67,715.12 | ARM | 6.750 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Full | D | 538 | 135,000.00 | 0 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4909917 | 0074047808 | DANIEL HARRIS | 5357 SPARKLING WATERS AVE | LAS VEGAS | NV | 89129 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.70 | 03/01/03 | 02/01/33 | 1,684.73 | 236,300.00 | 236,131.53 | 235,961.88 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.700 | Full | A- | 646 | 278,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4909983 | 0074047622 | LUIS A RAMIREZ | 3138 JAGUAR STREET | BROWNSVILLE | TX | 78521 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 10.25 | 02/01/03 | 01/01/18 | 431.63 | 39,600.00 | 39,412.44 | 39,317.48 | FXD | 0.000 | 10.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.250 | Full | A | 638 | 49,500.00 | 0.00 | 1 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 4910030 | 0074047653 | GILBERTO C ROMERO | 1541 HEATHER HILL ROAD | HACIENDA HEIGHTS | CA | 91745 | OWNER-OCC | SFR | 360 | 72.25 | 72.25 | 8.99 | 03/01/03 | 02/01/33 | 2,062.02 | 256,500.00 | 256,259.58 | 256,218.13 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.990 | Stated | B | 516 | 355,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 4910198 | 0074047721 | EFRAIN HERNANDEZ | 727 SW FAIRGROUND ROAD | MADRAS | OR | 97741 | OWNER-OCC | MANUMOBIL | 360 | 57.25 | 57.25 | 7.55 | 03/01/03 | 02/01/33 | 388.46 | 55,000.00 | 54,959.58 | 54,918.91 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.550 | Stated | B | 610 | 96,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. Systems Analyst
Capital Market Division
(714)841-6378 x.7281
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY
## *Mortgage Loan Schedule*
**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4910618 | 0074047937 | ALFRED TAYLOR | 11710 BIRWOOD ST | DETROIT | MI | 48204 | OWNER-OCC | SFR | 360 | 84.82 | 84.82 | 10.10 | 03/01/03 | 02/01/33 | 420.37 | 47,500.00 | 47,479.42 |
| 4911784 | 0074048331 | ANTHONY E LEE | 88 WOODWARD AVE | NORWALK | CT | 6854 | NON OWNER | 2-4 UNITS | 360 | 58.18 | 58.18 | 9.10 | 04/01/03 | 03/01/33 | 1,794.15 | 221,000.00 | 221,000.00 |
| 4912010 | 0074048423 | LARRY D WILLIAMS SR | 308 E MAGILL AVENUE | FRESNO | CA | 93710 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 01/01/03 | 12/01/32 | 1,024.78 | 114,835.00 | 114,624.81 |
| 4913570 | 0074048919 | JAMES D CLARK | 20695 RUSSELL DR | BEND | OR | 97701 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 400.98 | 37,000.00 | 36,922.24 |
| 4913807 | 0074048984 | MARGARET M RANDALL | 881 BREATHITT AVENU | COLUMBUS | OH | 43207 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.05 | 03/01/03 | 02/01/33 | 643.82 | 87,300.00 | 87,242.02 |
| 4913869 | 0074049008 | ALFRED L POLLARD | 3505 E NORTHWOOD DR | CONCORD | CA | 94520 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/18 | 454.39 | 40,000.00 | 39,733.49 |
| 4915351 | 0074049552 | WILLIA D GOODWIN | ROUTE 1 BOX 35 D | ELLOREE | SC | 29047 | OWNER-OCC | MANUMOBL | 360 | 70.00 | 70.00 | 10.65 | 02/01/03 | 01/01/33 | 298.17 | 32,200.00 | 32,171.43 |
| 4915807 | 0074049768 | WILLIAM MARTINEZ | 37 LANSDOWN AVE | MERRICK | NY | 11566 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 | 02/01/33 | 1,627.12 | 217,600.00 | 217,459.81 |
| 4916680 | 0074050228 | DAVID R STOKES | LOT 8 COFFIN BROOK ROAD | ALTON | NH | 3809 | OWNER-OCC | MANUMOBL | 360 | 80.00 | 80.00 | 11.40 | 03/01/03 | 02/01/33 | 959.09 | 97,600.00 | 97,568.11 |
| 4916961 | 0074050345 | GAIL L LETTERLE | 200 CANDLELIGHT DRIVE | LAFAYETTE | LA | 70508 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 02/01/03 | 01/01/33 | 1,501.91 | 161,500.00 | 161,376.61 |
| 4917324 | 0074050469 | ARTURO M JIMENEZ | 200 CALLE DEL MONTE | SONOMA | CA | 95476 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 788.08 | 78,400.00 | 78,227.43 |
| 4917340 | 0074050477 | ANTONIO G ROLDAN | 1310 HANCOCK AVENUE | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 78.43 | 78.43 | 8.85 | 02/01/03 | 01/01/33 | 2,621.04 | 400,000.00 | 399,322.48 |
| 4918694 | 0074050915 | JOSEPH NISHIMOTO | 2634 ANNISTON DR | HOUSTON | TX | 77080 | OWNER-OCC | SFR | 180 | 10.00 | 90.00 | 10.50 | 02/01/03 | 01/01/18 | 143.71 | 13,000.00 | 12,909.33 |
| 4919049 | 0074051012 | CESAR ZAMUDIO | 7312 108TH AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 529.85 | 52,200.00 | 52,011.34 |
| 4919057 | 0074051301 | ELLA FULLER | 5290 BALFOUR | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 59.21 | 59.21 | 11.25 | 02/01/03 | 01/01/33 | 874.14 | 90,000.00 | 89,937.71 |
| 4920781 | 0074051707 | KELLI A STUBER | 34 W 10 STREET | PERU | IN | 46970 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 03/01/03 | 02/01/33 | 611.57 | 76,000.00 | 75,958.48 |
| 4920884 | 0074051749 | REGINA CHOVANEC | 2425 S 57TH COURT | CICERO | IL | 60804 | OWNER-OCC | SFR | 360 | 63.91 | 63.91 | 9.20 | 03/01/03 | 02/01/33 | 698.70 | 85,000.00 | 84,909.74 |
| 4920948 | 0074051764 | EUGENE RYMAN | 132 CONNEQUOT ROAD | OAKDALE | NY | 11769 | OWNER-OCC | SFR | 360 | 53.03 | 53.03 | 7.80 | 02/01/03 | 01/01/33 | 1,259.76 | 175,000.00 | 174,754.58 |
| 4921658 | 0074052150 | STEPHEN L SULZER | 7000 SYMPHONY COURT | MCLEAN | VA | 22101 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.80 | 03/01/03 | 02/01/33 | 4,902.48 | 752,000.00 | 751,358.85 |
| 4921920 | 0074052175 | MICHEAL E COHEN | 33 TUPELO ROAD | RIDGEWAY | SC | 29130 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 11.00 | 02/01/03 | 01/01/33 | 1,285.64 | 135,000.00 | 134,903.38 |
| 4922084 | 0074052317 | MARIO J GONZALES | 90 CONCORD STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 02/01/03 | 01/01/33 | 2,329.82 | 297,500.00 | 297,152.86 |
| 4922225 | 0074052358 | CORRINE JACKSON | 12438 S ADA ST | CALUMET PARK | IL | 60827 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.75 | 03/01/03 | 02/01/33 | 579.93 | 67,500.00 | 67,436.76 |
| 4922399 | 0074052416 | JOHN R MEYER | 13843 WILLIAMS ROAD | GLEN ALLEN | CA | 95442 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.45 | 02/01/03 | 01/01/33 | 5,114.09 | 735,000.00 | 733,894.84 |
| 4923363 | 0074052770 | MICHAEL A LITTLE | 3608 YACHT DRIVE | BYRON | CA | 94514 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 680.80 | 66,000.00 | 65,840.60 |
| 4923413 | 0074052788 | IVYLINE DIAS | 329 S 8TH AVE | MT VERNON | NY | 10550 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.40 | 03/01/03 | 02/01/33 | 1,464.39 | 211,500.00 | 211,178.73 |
| 4923918 | 0074053026 | DAVID L STRON | 8433 WITTENHAM WAY | ORANGEVALE | CA | 95662 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.90 | 01/01/03 | 12/01/32 | 1,565.97 | 165,750.00 | 165,567.17 |
| 4924130 | 0074053083 | EUGENE W WHITMARSH | 732 HEMLOCK STREET | EDMONDS | WA | 98020 | OWNER-OCC | SFR | 360 | 56.87 | 56.87 | 8.50 | 02/01/03 | 01/01/33 | 1,814.84 | 236,000.00 | 235,713.04 |
| 4924197 | 0074053133 | DAVID SIMMONS | 768 EAST 21ST STREET | BROOKLYN | NY | 11210 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.85 | 02/01/03 | 01/01/33 | 1,817.38 | 251,250.00 | 250,901.29 |
| 4924370 | 0074053166 | JESSE CONGER | 201 NE 2ND STREET | QUINLAN | TX | 75474 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.30 | 03/01/03 | 02/01/33 | 631.45 | 64,760.00 | 64,718.54 |
| 4924827 | 0074053323 | ANDREW PHILLIPS | 6352 THUNDERBIRD COURT | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.95 | 02/01/03 | 01/01/33 | 2,383.02 | 360,000.00 | 359,402.23 |
| 4924924 | 0074053455 | MICHAEL PHELPS | 1408 CINNAMINSON AVENUE | CINNAMINSON | NJ | 8077 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 02/01/03 | 01/01/33 | 1,158.66 | 144,000.00 | 143,842.09 |
| 4925137 | 0074053505 | BARBARA WALKER | 23 W MAIN ST | EARLVILLE | NY | 13332 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.60 | 03/01/03 | 02/01/33 | 600.94 | 55,900.00 | 55,884.01 |
| 4925442 | 0074053604 | JAKIA SULTANA | 84 72 169TH ST | JAMAICA | NY | 11432 | OWNER-OCC | 2-4 UNITS | 360 | 88.67 | 88.67 | 7.15 | 04/01/03 | 03/01/33 | 3,073.10 | 455,000.00 | 455,000.00 |
| 4926572 | 0074054107 | LEROY DRAKE | 4811 DAVENPORT AVENUE | OAKLAND | CA | 94619 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 3,033.93 | 480,000.00 | 479,566.07 |
| 4926580 | 0074054115 | GARY S RASMUSSEN | 445 NEVADA STREET | GRIDLEY | CA | 95948 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 02/01/03 | 01/01/33 | 737.72 | 85,500.00 | 85,420.18 |
| 4926879 | 0074054214 | RICHARD J ARENAS | 388 CORNETT AVENUE | MOORPARK | CA | 93021 | OWNER-OCC | SFR | 360 | 61.02 | 61.02 | 10.75 | 02/01/03 | 01/01/33 | 1,680.27 | 180,000.00 | 179,794.86 |
| 4926837 | 0074054248 | DAVID J MCGRAW | 3068 PEORIA AVENUE | SIMI VALLEY | CA | 93063 | OWNER-OCC | SFR | 360 | 72.38 | 72.38 | 9.85 | 02/01/03 | 01/01/33 | 2,634.19 | 304,000.00 | 303,721.14 |
| 4927430 | 0074054487 | MICAH WILSON | 10365 PRESTWICK ROAD | BOYTON BEACH | FL | 33436 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 1,040.36 | 96,000.00 | 95,899.84 |
| 4927711 | 0074054638 | RAMSEY JOHNSON | 2741 S 700 EAST | SALT LAKE CITY | UT | 84106 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.45 | 02/01/03 | 01/01/33 | 887.14 | 127,500.00 | 127,308.25 |
| 4927677 | 0074054677 | BONNIE L ROBINSON | 2002 B FOSSIL CREEK PARKWAY | FT COLLINS | CO | 80528 | OWNER-OCC | PUD | 240 | 16.38 | 96.38 | 10.75 | 02/01/03 | 01/01/23 | 292.90 | 28,850.00 | 28,780.80 |
| 4928958 | 0074055138 | LORI ALVAREZ | 6616 COURT AVENUE | WHITTIER | CA | 90601 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 535.13 | 51,000.00 | 50,827.38 |
| 4928501 | 0074055351 | KATRINA E FEDELE | 641 FANTALL LANE | CROSS | SC | 29436 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.55 | 02/01/03 | 01/01/33 | 991.96 | 108,000.00 | 107,914.71 |
| 4930012 | 0074055542 | MICHAEL L DIXON | 1228 SLAYTON DRIVE | MANTECA | CA | 95336 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 | 03/01/03 | 02/01/33 | 1,254.38 | 174,250.00 | 174,068.00 |
| 4931142 | 0074055823 | SUSAN S STEPHENS | 2202 25TH AVENUE EAST | SEATTLE | WA | 98112 | OWNER-OCC | SFR | 360 | 89.44 | 89.44 | 7.75 | 02/01/03 | 01/01/33 | 5,158.17 | 720,000.00 | 718,964.19 |
| 4931485 | 0074055871 | STEVE CULP | 1530 MELROSE DRIVE | NORMAN | OK | 73069 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.35 | 02/01/03 | 01/01/33 | 569.24 | 63,000.00 | 62,848.05 |
| 4931515 | 0074056011 | CARL PELT | 121 ROSEMONT DR | BELTON | TX | 76513 | OWNER-OCC | MANUMOBL | 360 | 80.00 | 80.00 | 11.00 | 02/01/03 | 01/01/33 | 883.76 | 92,800.00 | 92,732.28 |
| 4932521 | 0074056524 | JAMES SAWYER | 7517 S PEORIA | CHICAGO | IL | 60620 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.05 | 02/01/03 | 01/01/33 | 673.25 | 83,300.00 | 83,209.69 |
| 4932729 | 0074056623 | KATHY J BORREGO | 21154 US HIGHWAY 84 | ABIQUIU | NM | 87510 | OWNER-OCC | MANUMOBL | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 1,342.15 | 150,400.00 | 150,336.25 |
| 4934248 | 0074057229 | BRADLEY A ROGERS | 6899 W CR 800 NORTH | CARTHAGE | IN | 46115 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.60 | 02/01/03 | 01/01/33 | 1,128.81 | 122,400.00 | 122,304.38 |
| 4934279 | 0074057258 | STEVEN C TROTTIER | 1407 S 11TH AVENUE | PHOENIX | AZ | 85007 | NON OWNER | SFR | 360 | 74.11 | 74.11 | 6.13 | 02/01/03 | 01/01/33 | 378.24 | 62,250.00 | 62,067.58 |
| 4934543 | 0074057385 | FLOYD BROWN | 3422 POLK AVENUE | SAN DIEGO | CA | 92104 | NON OWNER | SFR | 360 | 90.00 | 90.00 | 7.25 | 02/01/03 | 01/01/33 | 1,504.20 | 220,500.00 | 220,154.94 |
| 4935185 | 0074057613 | DEBORAH POLONSKY | 4821 140TH STREET SE | SNOHOMISH | WA | 98296 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 8.99 | 03/01/03 | 02/01/23 | 626.84 | 65,000.00 | 64,827.86 |
| 4935763 | 0074057828 | DEBRA D ABBOTT | 829 CHEYENNE DRIVE | ST CLOUD | FL | 34771 | OWNER-OCC | MANUMOBL | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 807.54 | 94,400.00 | 94,400.00 |
| 4936472 | 0074058066 | GREGORY A BUBB | 18173 FIRST LANE | UNION PIER | MI | 49129 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.05 | 02/01/03 | 01/01/33 | 1,393.41 | 189,000.00 | 188,617.29 |
| 4937231 | 0074058363 | CARLOS J MORENO | 17300 STAG HORN COURT | GERMANTOWN | MD | 20874 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 11.65 | 03/01/03 | 02/01/33 | 2,784.84 | 276,000.00 | 275,914.66 |
| 4937280 | 0074058405 | MICHAEL PLOUFFE JR | 297 WINNACUNNET RD | HAMPTON | NH | 3842 | OWNER-OCC | SFR | 360 | 68.52 | 68.52 | 11.05 | 03/01/03 | 02/01/33 | 1,768.80 | 185,000.00 | 184,868.83 |
| 4937513 | 0074058488 | JOSEPH WIENER | 1013 LEON | BELTON | TX | 76513 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 8.15 | 03/01/03 | 02/01/18 | 1,504.38 | 156,000.00 | 155,107.00 |
| 4937781 | 0074058561 | TAQI NASIR | 4048 CHINA ELM DRIVE | DALLAS | TX | 75212 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.50 | 02/01/03 | 01/01/18 | 249.20 | 23,864.00 | 23,605.74 |
| 4938739 | 0074058894 | CLAIRE LOVE | 14 QUEDO ROAD | SANTA FE | NM | 87508 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.13 | 02/01/03 | 01/01/33 | 2,187.40 | 360,000.00 | 358,944.93 |
| 4938825 | 0074058850 | JOEL MACHADO | 698 FRANK AVENUE | DOS PALOS | CA | 93620 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 02/01/03 | 01/01/33 | 1,293.66 | 157,250.00 | 157,003.54 |
| 4938146 | 0074058842 | CORNELIUS WILLIAMS | 1911 E THOMAS STREET | SEATTLE | WA | 98122 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 9.25 | 02/01/03 | 01/01/33 | 2,468.03 | 300,000.00 | 299,687.74 |
| 4938268 | 0074058883 | MARIA DUQUE | 23 17 124TH ST | COLLEGE POINT | NY | 11378 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 | 11.50 | 03/01/03 | 02/01/18 | 1,074.74 | 92,000.00 | 91,806.83 |
| 4938377 | 0074059031 | RUDY G PENA | 3887 HIGHWAY P | GOODSON | MO | 65659 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 02/01/03 | 01/01/33 | 567.55 | 56,440.00 | 56,370.18 |
| 4938435 | 0074059072 | JODY A BLENZ | 2730 US HIGHWAY 101 | HOQUIAM | WA | 98550 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.13 | 03/01/03 | 02/01/33 | 410.30 | 60,900.00 | 60,851.29 |
| 4938450 | 0074059080 | JODY A BLENZ | 2543 STATE ROUTE 109 | OCEAN CITY | WA | 98569 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.13 | 03/01/03 | 02/01/33 | 382.00 | 56,700.00 | 56,654.66 |
| 4940409 | 0074059429 | DARRYL MARSHALL | 8203 CRAMER ROAD KPN | GIG HARBOR | WA | 98329 | OWNER-OCC | SFR | 360 | 84.93 | 84.93 | 9.21 | 02/01/03 | 01/01/33 | 1,893.88 | 231,000.00 | 230,757.85 |
| 4940441 | 0074059452 | CHARLIE WOODS | 2411 CREEKSIDE ROAD | SANTA ROSA | CA | 95405 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.50 | 02/01/03 | 01/01/18 | 827.08 | 70,800.00 | 70,349.36 |
| 4940696 | 0074059668 | CINNAMON KELLEY | 2786 TENNIS CLUB DR # 102 | WEST PALM BEACH | FL | 33417 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 12.45 | 03/01/03 | 02/01/33 | 595.50 | 56,000.00 | 55,985.50 |
| 4940953 | 0074059718 | MARY COOPER | 801 COLRAIN STREET SW | WYOMING | MI | 49509 | OWNER-OCC | SFR | 360 | 84.92 | 84.92 | 10.95 | 03/01/03 | 02/01/33 | 886.09 | 93,415.00 | 93,379.85 |
| 4941019 | 0074059742 | SUSAN BROOKS | 4608 VIKING DRIVE | HOUSTON | TX | 77092 | OWNER-OCC | SFR | 360 | 58.84 | 58.84 | 11.30 | 03/01/03 | 02/01/33 | 648.42 | 68,500.00 | 68,477.78 |
| 4941217 | 0074059858 | EDWARD E LEE | 7013 DICK ELLIOT ROAD | BRYAN | TX | 77808 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 12.10 | 03/01/03 | 02/01/33 | 781.13 | 75,375.00 | 75,353.90 |
| 4941596 | 0074060096 | NORMAN DEARING | 887 RED RIVER DRIVE | LEWISVILLE | TX | 75077 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 13.00 | 03/01/03 | 02/01/33 | 1,138.70 | 102,900.00 | 102,876.47 |
| 4942033 | 0074060187 | ROBERT M ALLEN | 149 LAKE AIRE TERRACE | HOT SPRINGS | AR | 71913 | OWNER-OCC | SFR | 360 | 50.63 | 50.63 | 10.90 | 03/01/03 | 02/01/33 | 377.91 | 40,000.00 | 39,970.71 |
| 4942482 | 0074060310 | DAVID VEGA | 632 S P ST | PERRIS | CA | 92570 | OWNER-OCC | SFR | 360 | 84.99 | 84.99 | 9.95 | 02/01/03 | 01/01/33 | 670.71 | 76,750.00 | 76,681.07 |
| 4942645 | 0074060365 | MELISA WALLACK | 435 N MARTEL AVENUE | LOS ANGELES | CA | 90036 | OWNER-OCC | SFR | 360 | 79.62 | 79.62 | 7.40 | 03/01/03 | 02/01/33 | 3,461.90 | 500,000.00 | 499,621.43 |
| 4943878 | 0074060518 | SHAWNE ANDERSON | 1848 DEEP GORGE COURT | OXON HILL | MD | 20745 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 1,104.80 | 127,500.00 | 127,441.76 |
| 4942858 | 0074060567 | STEPHEN P EPIROPOULOS | 911 ASH ROAD | WALLINGFORD | PA | 19086 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 | 03/01/03 | 02/01/33 | 1,165.00 | 112,000.00 | 111,937.69 |
| 4942975 | 0074060575 | TERRY MARCOVICH | 1401 WEWATTA ST #608 | DENVER | CO | 80202 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 7.40 | 03/01/03 | 02/01/33 | 2,974.88 | 429,840.00 | 429,334.69 |
| 4943494 | 0074060724 | ROBERT VANN | 406 W JEFFERSON | IOWA PARK | TX | 76367 | OWNER-OCC | MANUMOBL | 360 | 85.00 | 85.00 | 11.10 | 03/01/03 | 02/01/33 | 782.84 | 81,472.00 | 81,414.89 |
| 4943619 | 0074060781 | STEVEN OATES | 6848 BOXWOOD DR N | SEMMES | AL | 36575 | OWNER-OCC | MANUMOBL | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 569.80 | 63,750.00 | 63,722.96 |
| 4943809 | 0074060864 | MICHAEL J BRAUCHLE | 17798 N 38 COURT | LOXAHATCHEE | FL | 33470 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 1,659.56 | 178,500.00 | 178,432.07 |
| 4944450 | 0074061050 | JUAN ORTIZ | 7530 N 59TH LANE | GLENDALE | AZ | 85301 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 239.88 | 21,800.00 | 21,755.53 |
| 4944989 | 0074061235 | PATRICK P LOCKE | 220 184TH AVENUE SE | BELLEVUE | WA | 98008 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.65 | 03/01/03 | 02/01/33 | 2,358.63 | 235,450.00 | 235,377.20 |
| 4945069 | 0074061276 | PRISCILLA J COLEMAN | 7510 W 61ST STREET | TULSA | OK | 74131 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 02/01/03 | 01/01/33 | 625.70 | 71,600.00 | 71,503.15 |
| 4945291 | 0074061359 | PAUL GIBBS | 18 SAWYER ST | MASTIC | NY | 11950 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.45 | 03/01/03 | 02/01/33 | 1,886.64 | 191,250.00 | 191,188.20 |
| 4945390 | 0074061417 | WILLIAM TYSON | 88 WOODWARD AVE | NORWALK | CT | 6854 | NON OWNER | 2-4 UNITS | 360 | 50.54 | 50.54 | 7.60 | 02/01/03 | 01/01/33 | 999.18 | 141,500.00 | 141,243.52 |
| 4945507 | 0074061441 | GREGORY A FAHR | 6811 E BUCKBOARD RD | TUCSON | AZ | 85749 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.90 | 02/01/03 | 01/01/33 | 1,308.75 | 180,000.00 | 179,752.69 |
| 4945630 | 0074061533 | EROL GUNGORMEZ | 428 A HILLCREST PLACE | PALISADE PARK | NJ | 7650 | OWNER-OCC | 2-4 UNITS | 360 | 67.47 | 67.47 | 8.65 | 02/01/03 | 01/01/33 | 2,182.60 | 280,000.00 | 279,500.99 |
| 4945798 | 0074061607 | TOMAS GENERA | 68295 VEGA ROAD | CATHEDRAL CITY | CA | 92234 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 02/01/03 | 01/01/33 | 1,181.09 | 135,150.00 | 135,028.45 |
| 4945820 | 0074061631 | TYLER COE | 111 HILLCREEK DRIVE | PARKTON | NC | 28371 | OWNER-OCC | MANUMOBL | 360 | 85.07 | 85.07 | 7.70 | 03/01/03 | 02/01/33 | 600.43 | 84,216.00 | 84,155.96 |
| 4946053 | 0074061722 | ROXIE B BRAXTON | 3510 MUNDY CIRCLE | DALLAS | TX | 75216 | OWNER-OCC | SFR | 360 | 84.98 | 84.98 | 11.40 | 03/01/03 | 02/01/33 | 541.89 | 55,154.00 | 55,135.97 |
| 4946398 | 0074061870 | MELVYN NACHMAN | 32620 TORCHWOOD PLACE | WESTLAKE VILLAGE | CA | 91361 | OWNER-OCC | SFR | 360 | 79.18 | 79.18 | 6.60 | 03/01/03 | 02/01/33 | 4,804.37 | 752,250.00 | 751,583.06 |
| 4947885 | 0074062381 | LEE BROWN | 802 3RD STREET WEST | HAMPTON | SC | 29924 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.99 | 03/01/03 | 02/01/33 | 391.28 | 44,625.00 | 44,605.21 |
| 4947735 | 0074062423 | GIOVANNI HERNANDEZ | 4040 HUNTINGTON BLVD | HOFFMAN ESTATES | IL | 60195 | OWNER-OCC | SFR | 360 | 82.45 | 82.45 | 9.70 | 02/01/03 | 01/01/33 | 1,728.68 | 202,000.00 | 201,808.73 |
| 4947858 | 0074062498 | EUSEBIO C SOTO | 21602 BURCH STREET | PERRIS | CA | 92570 | OWNER-OCC | SFR | 360 | 76.09 | 76.09 | 9.70 | 02/01/03 | 01/01/33 | 898.28 | 105,000.00 | 104,900.56 |
| 4948451 | 0074062696 | CHRISTINE G PINEDA-OY | 412 S 325TH STREET S-3 | FEDERAL WAY | WA | 98003 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 11.15 | 03/01/03 | 02/01/33 | 593.63 | 61,600.00 | 61,557.38 |
| 4948616 | 0074063068 | RICHARD A HARVEY JR | 6115 DILLON STREET | DENVER | CO | 80239 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.75 | 03/01/03 | 02/01/33 | 1,452.04 | 155,550.00 | 155,491.43 |
| 4949624 | 0074063074 | RICHARD D HOTMAN | 3342 GARRETT RD | GARRETT | PA | 15542 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.99 | 03/01/03 | 02/01/33 | 548.66 | 68,000.00 | 67,962.77 |
| 4949822 | 0074063181 | KIRK E FRETZ SR | 814 DOGWOOD LANE | COLLEGEVILLE | PA | 19426 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 03/01/03 | 02/01/33 | 1,252.09 | 132,000.00 | 131,952.41 |
| 4950029 | 0074063272 | ATLEE G DAVES | 6073 NASH DRIVE | THE COLONY | TX | 75056 | OWNER-OCC | SFR | 360 | 78.33 | 78.33 | 7.85 | 02/01/03 | 01/01/33 | 688.47 | 94,000.00 | 93,872.14 |
| 4950325 | 0074063371 | KENNETH BYCZYNSKI | 3347 ELLIS PARK | BURTON | MI | 48519 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 731.89 | 82,025.00 | 81,990.21 |
| 4950432 | 0074063413 | JOCELYN CERVANIA | 8408 COEBURN STREET | SACRAMENTO | CA | 95823 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.65 | 02/01/03 | 01/01/33 | 1,564.45 | 220,500.00 | 220,140.14 |
| 4950637 | 0074063546 | MARILYN STOWERS JORDAN | 1450 KENILWORTH DRIVE | CALUMET CITY | IL | 60409 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 | 02/01/03 | 01/01/33 | 728.15 | 85,850.00 | 85,768.97 |
| 4950721 | 0074063561 | MELISSA BROWN-HARRIS | 4844 W ARTHINGTON STREET | CHICAGO | IL | 60644 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.55 | 03/01/03 | 02/01/33 | 713.89 | 101,600.00 | 101,525.34 |
| 4951141 | 0074063753 | RONALD B BOYCE | 675 SMYRE DRIVE | GASTONIA | NC | 28054 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 | 03/01/03 | 02/01/33 | 719.56 | 74,375.00 | 74,323.58 |
| 4951240 | 0074063827 | JOSE M ARANDA | 15834 M STREET | MOJAVE | CA | 93501 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 136.41 | 13,000.00 | 12,955.89 |
| 4951703 | 0074064058 | ROSA A VELEZ | 687 STANDISH AVE | PROVIDENCE | RI | 2908 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.40 | 03/01/03 | 02/01/33 | 1,169.36 | 119,000.00 | 118,961.12 |

| 5041 LOAN NUMBER | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 4910618 | 47,458.67 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.100 | Full | B | 533 | 58,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4911784 | 220,881.77 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.100 | Full | B | 523 | 380,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4912010 | 114,574.34 | ARM | 6.750 | 16.200 | 10.200 | 1 | 1 | 12/01/04 | REFI-CASHOUT | 10.200 | Full | A- | 491 | 135,100.00 | 0.00 | 1 | 12/9/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4913570 | 36,882.79 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.750 | Stated | A | 650 | 185,000.00 | 0.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 4913807 | 87,183.65 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.050 | Full | B | 566 | 97,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4913869 | 39,733.40 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.990 | Full | A | 637 | 200,000.00 | 0.00 | 2 | 1/6/2003 | 177 | 04/01/03 | Group II | | | N |
| 4915351 | 32,156.78 | ARM | 6.750 | 16.650 | 10.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.650 | Full | C | 566 | 46,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4915807 | 217,318.67 | ARM | 5.750 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.200 | Full | A- | 481 | 272,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4916680 | 97,535.97 | ARM | 6.250 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.400 | Full | C | 504 | 122,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4916961 | 161,313.94 | ARM | 5.750 | 16.700 | 10.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.700 | Full | A- | 627 | 190,000.00 | 0 | 1 | 1/9/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4917324 | 78,132.42 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 673 | 345,000.00 | 342,000.00 | 2 | 1/6/2003 | 237 | 03/01/03 | Group II | | | N |
| 4917340 | 398,981.09 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.850 | Stated | AA | 642 | 510,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group I | | | N |
| 4918694 | 12,909.33 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 697 | 130,000.00 | 130000 | 2 | 12/31/2002 | 177 | 04/01/03 | Group I | | | N |
| 4919049 | 52,011.34 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.750 | Stated | A | 713 | 261,000.00 | 0 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 4919057 | 89,906.74 | ARM | 6.750 | 17.250 | 11.250 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.250 | Full | D | 635 | 152,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4920781 | 75,916.65 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.000 | Full | A- | 511 | 95,000.00 | 0.00 | 1 | 1/2/2003 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4920884 | 84,909.74 | ARM | 6.250 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.200 | Full | B- | 539 | 133,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4920948 | 174,630.70 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.800 | Full | B | 566 | 330,000.00 | 0 | 1 | 12/17/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4921658 | 750,714.07 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.800 | Full | A | 601 | 940,000.00 | 0.00 | 1 | 1/10/2003 | 356 | 03/01/03 | Group I | | | N |
| 4921920 | 134,854.25 | ARM | 5.750 | 17.000 | 11.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.000 | Full | A- | 492 | 150,000.00 | 0.00 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4922084 | 296,977.40 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 01/01/05 | PURCHASE | 8.700 | Stated | A- | 557 | 350,000.00 | 350000 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4922225 | 67,436.78 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.750 | Full | B | 0 | 90,000.00 | 0 | 1 | 1/10/2003 | 356 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4922399 | 733,338.81 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.450 | Full | A | 611 | 980,000.00 | 0 | 1 | 1/13/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4923363 | 65,768.65 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.990 | Stated | A | 671 | 330,000.00 | 0.00 | 2 | 1/13/2003 | 237 | 03/01/03 | Group I | | | N |
| 4923413 | 211,178.73 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.400 | Stated | AA | 621 | 235,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | | | N |
| 4923918 | 165,505.05 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 12/01/04 | REFI-NO CASHOUT | 10.900 | Full | D | 545 | 255,000.00 | 0.00 | 1 | 12/10/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4924130 | 235,568.03 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.500 | Stated | A- | 608 | 415,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4924197 | 250,725.22 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.850 | Full | B | 561 | 335,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4924370 | 64,718.54 | ARM | 5.750 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.300 | Full | A- | 558 | 80,950.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4924827 | 359,100.75 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 6.950 | Stated | A | 671 | 450,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4924924 | 143,762.26 | ARM | 5.990 | 15.000 | 9.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.000 | Full | B | 526 | 180,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4925137 | 55,871.87 | ARM | 6.750 | 18.600 | 12.600 | 1 | 1 | 02/01/05 | PURCHASE | 12.600 | Full | D | 547 | 86,000.00 | 86000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4925442 | 454,637.94 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.150 | Stated | AA | 672 | 525,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4926572 | 479,129.79 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | PURCHASE | 6.500 | Stated | A | 723 | 600,000.00 | 600000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4926580 | 85,380.08 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 474 | 95,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4926879 | 179,794.88 | ARM | 6.750 | 16.750 | 10.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.750 | Full | D | 528 | 295,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4926837 | 303,579.99 | ARM | 6.750 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.850 | Limited | C | 584 | 420,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4927430 | 95,798.30 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | A | 649 | 490,000.00 | 480000 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 4927711 | 127,211.46 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.450 | Stated | A | 641 | 150,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4927677 | 28,745.73 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 669 | 179,000.00 | 175949 | 2 | 12/24/2002 | 237 | 03/01/03 | Group II | | | N |
| 4928958 | 50,827.38 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.250 | Full | A | 633 | 255,000.00 | 0.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 4928501 | 107,871.50 | ARM | 6.250 | 16.550 | 10.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.550 | Full | B- | 515 | 135,000.00 | 0 | 1 | 12/27/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4930012 | 173,943.05 | ARM | 5.750 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE | 7.800 | Full | B | 607 | 205,000.00 | 205000 | 1 | 2/10/2003 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4931142 | 718,440.33 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.750 | Full | A | 615 | 805,000.00 | 0.00 | 1 | 12/01/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4931485 | 62,821.74 | FXD | 0.000 | 10.350 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.350 | Full | B- | 490 | 90,000.00 | 0.00 | 1 | 12/17/2002 | 357 | 03/01/03 | Group II | | | N |
| 4931515 | 92,698.55 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 01/01/05 | PURCHASE | 11.000 | Full | B- | 512 | 116,000.00 | 116,000.00 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4932521 | 83,163.89 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.050 | Full | B | 558 | 98,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4932729 | 150,271.96 | ARM | 6.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | C | 615 | 188,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4934248 | 122,255.91 | ARM | 6.250 | 16.600 | 10.600 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.600 | Full | B- | 533 | 144,000.00 | 0 | 1 | 12/27/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4934279 | 62,067.58 | ARM | 4.250 | 12.125 | 6.125 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.125 | Stated | AA | 651 | 84,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4934543 | 219,980.64 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | PURCHASE | 7.250 | Full | AA | 628 | 245,000.00 | 245,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4935185 | 64,827.86 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.990 | Full | A | 660 | 325,000.00 | 0.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group I | | | N |
| 4935763 | 94,310.61 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | A- | 461 | 118,000.00 | 0 | 1 | 1/27/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4936472 | 188,617.29 | FXD | 0.000 | 8.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.050 | Stated | AA | 654 | 210,000.00 | 0.00 | 1 | 12/24/2002 | 357 | 04/01/03 | Group I | | | N |
| 4937231 | 275,828.49 | ARM | 6.250 | 17.650 | 11.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.650 | Full | B- | 474 | 345,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4937280 | 184,868.66 | ARM | 6.250 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.050 | Full | B- | 500 | 270,000.00 | 0 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4937513 | 155,107.00 | FXD | 0.000 | 8.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.150 | Stated | A | 602 | 195,000.00 | 0.00 | 1 | 1/27/2003 | 178 | 04/01/03 | Group II | | | N |
| 4937781 | 23,605.74 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Stated | A | 698 | 120,000.00 | 119320 | 2 | 12/31/2002 | 177 | 04/01/03 | Group I | | | N |
| 4938739 | 358,944.93 | ARM | 4.250 | 12.125 | 6.125 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.125 | Stated | AA | 643 | 450,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4938825 | 157,003.54 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.250 | Full | B | 581 | 185,000.00 | 0 | 1 | 1/8/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4938146 | 299,529.60 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.250 | Stated | A- | 482 | 400,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4938268 | 91,612.01 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Stated | A | 658 | 460,000.00 | 460,000.00 | 2 | 1/23/2003 | 178 | 03/01/03 | Group II | | | N |
| 4938377 | 56,352.16 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 475 | 66,400.00 | 0.00 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4938435 | 60,802.29 | FXD | 0.000 | 7.125 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.125 | Stated | A | 638 | 87,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 4938450 | 56,609.05 | FXD | 0.000 | 7.125 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.125 | Stated | A | 638 | 81,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group I | | | N |
| 4940409 | 230,634.62 | ARM | 6.990 | 15.210 | 9.210 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.210 | Full | B | 478 | 272,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4940441 | 70,349.36 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Stated | A | 650 | 375,000.00 | 354000 | 2 | 12/31/2002 | 177 | 04/01/03 | Group II | | | N |
| 4940696 | 55,970.65 | ARM | 6.250 | 18.450 | 12.450 | 1 | 1 | 02/01/05 | PURCHASE | 12.450 | Full | B- | 513 | 70,000.00 | 70,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4940953 | 93,341.82 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | PURCHASE | 10.950 | Full | B- | 477 | 117,000.00 | 110,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4941019 | 68,455.37 | ARM | 6.750 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.300 | Full | D | 561 | 117,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4941217 | 75,332.59 | ARM | 6.750 | 18.100 | 12.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.100 | Full | C | 520 | 100,500.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4941596 | 102,852.69 | ARM | 6.250 | 19.000 | 13.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 13.000 | Stated | B- | 528 | 147,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4942033 | 39,970.71 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.900 | Stated | C | 507 | 79,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4942482 | 76,646.17 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 01/01/05 | PURCHASE | 9.950 | Full | A- | 0 | 91,000.00 | 90300 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4942645 | 499,240.83 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 02/01/05 | PURCHASE | 7.400 | Full | A | 616 | 628,000.00 | 628,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4943878 | 127,383.04 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | B | 523 | 150,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4942858 | 111,937.89 | ARM | 6.750 | 18.150 | 12.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.150 | Full | B- | 491 | 140,000.00 | 0 | 1 | 1/2/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4942975 | 429,007.37 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 02/01/05 | PURCHASE | 7.400 | Full | A | 613 | 490,000.00 | 477400 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4943494 | 81,414.89 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 02/01/05 | PURCHASE | 11.100 | Full | B- | 537 | 110,000.00 | 95850 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4943619 | 63,695.73 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.200 | Full | B- | 574 | 75,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4943809 | 178,363.63 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.700 | Full | B- | 487 | 210,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4944450 | 21,733.01 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 619 | 110,000.00 | 109,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 4944989 | 235,303.60 | ARM | 5.750 | 17.650 | 11.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.650 | Full | A- | 498 | 277,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4945069 | 71,503.15 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 523 | 89,500.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4945291 | 191,125.81 | ARM | 6.750 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Full | C | 515 | 255,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4945390 | 141,136.98 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.600 | Stated | A | 694 | 280,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 4945507 | 179,627.81 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.900 | Stated | AA | 659 | 200,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 4945630 | 279,500.86 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.650 | Full | B | 553 | 415,000.00 | 0 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4945798 | 134,967.01 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 01/01/05 | PURCHASE | 9.950 | Full | B | 479 | 158,000.00 | 159,000.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4945820 | 84,095.63 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.700 | Full | A | 624 | 99,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4946053 | 55,117.77 | ARM | 5.990 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | PURCHASE | 11.400 | Full | B | 479 | 65,000.00 | 64,900.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4946398 | 750,912.45 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Full | A | 681 | 950,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 4947885 | 44,585.28 | ARM | 5.750 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | PURCHASE | 9.990 | Full | A- | 522 | 53,000.00 | 52500 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947735 | 201,711.84 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.700 | Full | A- | 471 | 245,000.00 | 0 | 1 | 12/16/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4947858 | 104,850.27 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.700 | Full | B | 500 | 138,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4948451 | 61,557.28 | ARM | 5.750 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | PURCHASE | 11.150 | Full | B | 489 | 78,000.00 | 77000 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4948616 | 155,432.33 | ARM | 5.990 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.750 | Full | B | 603 | 183,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4949624 | 67,925.28 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | C | 578 | 85,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4949822 | 131,904.39 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 495 | 165,000.00 | 0 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950029 | 93,807.57 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.850 | Stated | B | 633 | 120,000.00 | 0.00 | 1 | 12/19/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950325 | 81,955.14 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | PURCHASE | 10.200 | Full | B | 514 | 96,500.00 | 96500 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950432 | 219,979.05 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.650 | Stated | AA | 645 | 245,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 4950637 | 85,724.98 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.600 | Full | B | 533 | 101,000.00 | 0 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4950721 | 101,450.21 | ARM | 5.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | PURCHASE | 7.550 | Full | B | 605 | 127,000.00 | 127,000.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4951141 | 74,323.58 | ARM | 5.990 | 17.200 | 11.200 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 11.200 | Full | B | 492 | 87,500.00 | 0 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4951240 | 12,955.89 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 621 | 65,000.00 | 65,000.00 | 2 | 1/2/2003 | 237 | 04/01/03 | Group I | | | N |
| 4951703 | 118,921.87 | ARM | 5.990 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.400 | Full | B | 485 | 140,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)841-4378 x.7281
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5941) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT. RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,518.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 951778 | 0074064098 | ANNEMARIE BULLINGTON | 1101 SEASHELL AVE | MANAHAWKIN | NJ | 8050 | OWNER-OCC | SFR | 360 | 84.94 | 84.94 | 11.15 | 02/01/03 | 01/01/33 | 1,276.87 | 132,500.00 | 132,255.62 | 132,285.42 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.150 | Full | B- | 471 | 156,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 951978 | 0074064197 | MARTHA CASSER | 26024 FARMFIELD ROAD | CALABASAS | CA | 91302 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 02/01/03 | 01/01/33 | 2,804.51 | 428,000.00 | 427,275.25 | 426,909.77 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.850 | Full | A | 609 | 535,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 952503 | 0074064385 | MARKQUES L COUNCIL | 2320 C WEST VANDALIA ROAD | GREENSBORO | NC | 27407 | NON OWNER | SFR | 360 | 60.00 | 60.00 | 13.85 | 03/01/03 | 02/01/33 | 497.88 | 42,600.00 | 42,581.60 | 42,563.10 | ARM | 8.750 | 19.850 | 13.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 13.850 | Full | C | 503 | 71,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 952594 | 0074064445 | RODULFO M LORICO JR | 13072 NINEBARK STREET | MORENO VALLEY | CA | 92553 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 02/01/03 | 01/01/33 | 980.74 | 124,100.00 | 123,888.43 | 123,888.43 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.800 | Full | B | 603 | 146,000.00 | 0.00 | 1 | 1/3/2003 | 357 | 04/01/03 | Group I | | | N |
| 952735 | 0074064488 | RONNIE AGACUS | 20329 CHAMPIONSHIP DRIVE | MORENO VALLEY | CA | 92555 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 653.84 | 67,800.00 | 67,670.12 | 67,629.23 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 667 | 339,000.00 | 339000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 953162 | 0074064635 | VERONICA RUCKER | 4005 VILLAGE GREEN DRIVE | IRVING | TX | 75038 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.99 | 03/01/03 | 02/01/33 | 1,858.48 | 253,520.00 | 253,349.54 | 253,177.95 | FXD | 0.000 | 7.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.990 | Full | A | 601 | 316,900.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 953659 | 0074064809 | ARDIS L BOLAND | 8650 W LAKE RUBY DR | WINTER HAVEN | FL | 33884 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 02/01/03 | 01/01/33 | 2,622.31 | 382,500.00 | 381,608.29 | 381,608.29 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 670 | 425,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | | | N |
| 953774 | 0074064866 | TONI LANDON | 7818 STILLBROOK LANE | KNOXVILLE | TN | 37938 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 8.25 | 03/01/03 | 02/01/18 | 143.59 | 14,800.00 | 14,718.03 | 14,718.03 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | | PURCHASE | 8.250 | Stated | A | 663 | 80,000.00 | 74,000.00 | 2 | 1/7/2003 | 178 | 04/01/03 | Group II | | | N |
| 954483 | 0074064999 | ALFONSO M SALVADOR | 6933 MABIE COURT | SAN JOSE | CA | 95123 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.00 | 02/01/03 | 01/01/33 | 2,278.00 | 342,400.00 | 341,553.08 | 341,553.08 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 01/01/05 | PURCHASE | 7.000 | Stated | A | 713 | 430,000.00 | 428,000.00 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 955506 | 0074065238 | SAMMY WILLIAMS | 1234 W ALLEGAN ST | LANSING | MI | 48915 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 03/01/03 | 02/01/33 | 550.83 | 69,700.00 | 69,700.00 | 69,660.32 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Full | B | 498 | 82,000.00 | 0 | 1 | 1/21/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 955944 | 0074065392 | JASON ROBINSON | HC 60 | CHECOTAH | OK | 74426 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.55 | 03/01/03 | 02/01/33 | 516.94 | 52,000.00 | 51,966.96 | 51,966.96 | ARM | 8.750 | 17.550 | 11.550 | 1 | 1 | 02/01/05 | PURCHASE | 11.550 | Full | C | 533 | 66,500.00 | 65,000.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 955985 | 0074065418 | CLIFFORD W SMITH | 3021 VENSSEL WAY | PITTSBURGH | PA | 15202 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 12.18 | 03/01/03 | 02/01/33 | 277.20 | 26,600.00 | 26,589.82 | 26,562.25 | ARM | 8.250 | 18.175 | 12.175 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.175 | Full | B- | 493 | 38,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 956083 | 0074065443 | ANNA L BRASSFIELD | 1701 E 11TH STREET | PANAMA CITY | FL | 32401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 02/01/03 | 01/01/33 | 796.42 | 79,200.00 | 79,151.32 | 79,126.63 | ARM | 8.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.700 | Limited | B- | 461 | 99,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 956207 | 0074065517 | KEVIN ROBINSON | 8622 E 96TH PL | KANSAS CITY | MO | 64134 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.25 | 03/01/03 | 02/01/33 | 955.69 | 91,200.00 | 91,175.25 | 91,150.31 | ARM | 8.750 | 18.250 | 12.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.250 | Full | C | 522 | 114,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 956231 | 0074065533 | SCOTT R PILSTON | 152 ALCAN DR | PITTSBURGH | PA | 15239 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.20 | 03/01/03 | 02/01/33 | 1,182.73 | 122,250.00 | 122,208.27 | 122,166.16 | FXD | 0.000 | 11.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.200 | Full | C | 518 | 163,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 956256 | 0074065541 | WILLIE T JEFFRIES | 702 BEL AIR DRIVE | ALLEN | TX | 75013 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 5.99 | 02/01/03 | 01/01/33 | 1,078.04 | 180,000.00 | 179,458.68 | 179,458.68 | ARM | 4.250 | 11.990 | 5.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 5.990 | Full | A | 660 | 225,000.00 | 0.00 | 1 | 12/13/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 956264 | 0074065558 | KEVIN J KEIL | 5804 FENTON COURT | FUQUAY-VARINA | NC | 27526 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.50 | 03/01/03 | 02/01/33 | 1,815.49 | 215,910.00 | 215,803.80 | 215,696.70 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | PURCHASE | 9.500 | Full | A- | 531 | 245,000.00 | 239900 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 956462 | 0074065632 | WAYNE LAWRENCE | 2 DEBRA CT | EAST NORTHPORT | NY | 11731 | OWNER-OCC | SFR | 360 | 60.03 | 60.03 | 10.20 | 02/01/03 | 01/01/33 | 1,955.27 | 219,100.00 | 218,819.01 | 218,819.01 | ARM | 8.750 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.200 | Full | B- | 479 | 365,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 956619 | 0074065723 | GINA MCGRIFF | 1772 BELLMONT AVENUE | PASADENA | CA | 91103 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 02/01/03 | 01/01/33 | 1,906.45 | 238,000.00 | 237,738.29 | 237,602.95 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.950 | Full | A- | 495 | 280,000.00 | 0.00 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 957023 | 0074065780 | FRED SCHULTZ | 1802 SILICA | SACRAMENTO | CA | 95815 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.85 | 02/01/03 | 01/01/33 | 1,231.71 | 166,250.00 | 165,972.65 | 165,872.65 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.850 | Stated | AA | 637 | 175,000.00 | 0.00 | 1 | 1/3/2003 | 357 | 04/01/03 | Group II | | | N |
| 957114 | 0074065874 | ALVIN G NORRIS | 18 BEECH LANE | WALLKILL | NY | 12589 | OWNER-OCC | SFR | 360 | 79.28 | 79.28 | 12.20 | 03/01/03 | 02/01/33 | 918.75 | 88,000.00 | 87,975.92 | 87,951.59 | FXD | 0.000 | 12.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.200 | Full | B- | 499 | 111,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 957270 | 0074065886 | NOUNE OGANESSIAN | 1211 DOROTHY DRIVE 207 | GLENDALE | CA | 91202 | OWNER-OCC | CONDO | 360 | 52.68 | 52.68 | 6.25 | 03/01/03 | 02/01/33 | 938.97 | 152,500.00 | 152,137.73 | 152,137.73 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.250 | Stated | AA | 685 | 290,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group I | | | N |
| 957585 | 0074066077 | CRUZ HEREDIA | 21793 PETERSON AVE | SAUK VILLAGE | IL | 60411 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.75 | 04/01/03 | 03/01/33 | 639.22 | 74,400.00 | 74,365.28 | 74,365.28 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.750 | Full | B- | 501 | 93,000.00 | 0 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 959011 | 0074066287 | CHRIS L OPPENHEIMER | 17835 SALADO DRIVE | SAN ANTONIO | TX | 78256 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 5.80 | 02/01/03 | 01/01/33 | 2,559.28 | 436,176.00 | 434,593.41 | 434,593.41 | ARM | 4.990 | 11.800 | 5.800 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 5.800 | Stated | A | 633 | 545,220.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 959367 | 0074066333 | DAVID MACALLISTER | 12 WHITTEMORE POINT RD | BRIDGEWATER | NH | 3222 | OWNER-OCC | SFR | 360 | 84.95 | 84.95 | 10.20 | 03/01/03 | 02/01/33 | 1,395.70 | 156,400.00 | 156,333.70 | 156,266.84 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B | 465 | 184,100.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 959383 | 0074066341 | KARI DAVENPORT | 12309 PORTOBELLO DRIVE | BAKERSFIELD | CA | 93312 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.30 | 02/01/03 | 01/01/33 | 2,718.24 | 396,200.00 | 395,546.08 | 395,276.32 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | PURCHASE | 7.300 | Stated | AA | 655 | 447,000.00 | 440,223.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 960134 | 0074066499 | CONSTANCE M WALLS | 12107 STONEY BEND | SAN ANTONIO | TX | 78247 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 615.94 | 76,500.00 | 76,458.21 | 76,416.11 | ARM | 5.990 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.000 | Full | B | 627 | 90,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 960373 | 0074066549 | KATRINA STUCKEY | 4407 HOLCOMB ST | DETROIT | MI | 48214 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.45 | 02/01/03 | 01/01/33 | 291.53 | 32,000.00 | 31,974.10 | 31,961.07 | ARM | 8.750 | 16.450 | 10.450 | 1 | 1 | 01/01/05 | PURCHASE | 10.450 | Stated | A- | 498 | 40,000.00 | 40000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 960704 | 0074066606 | DANIEL SALAZAR | 1032 RIGSBY AVENUE | SAN ANTONIO | TX | 78210 | OWNER-OCC | SFR | 240 | 80.00 | 80.00 | 10.15 | 02/01/03 | 01/01/23 | 429.00 | 44,000.00 | 43,885.86 | 43,828.06 | FXD | 0.000 | 10.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.150 | Stated | A- | 643 | 65,000.00 | 0.00 | 1 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 961132 | 0074066663 | KELLY O SMITH | PO BOX 288 | EDINBURG | PA | 16116 | OWNER-OCC | SFR | 360 | 82.50 | 82.50 | 10.70 | 03/01/03 | 02/01/33 | 1,534.05 | 165,000.00 | 164,873.04 | 164,873.84 | ARM | 6.750 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.700 | Full | B- | 479 | 200,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 961561 | 0074066736 | YVONNE HERNANDEZ | 14451 HOVLAND LANE | EL PASO | TX | 79938 | OWNER-OCC | SFR | 360 | 50.63 | 50.63 | 12.00 | 03/01/03 | 02/01/33 | 411.45 | 40,000.00 | 39,988.55 | 39,976.99 | ARM | 6.750 | 18.000 | 12.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.000 | Stated | C | 539 | 79,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 961660 | 0074066804 | VERNON H JONES | 204 BELLA CIMA DRIVE | AUSTIN | TX | 78734 | OWNER-OCC | SFR | 360 | 57.14 | 57.14 | 8.25 | 03/01/03 | 02/01/33 | 8,157.17 | 1,000,000.00 | 999,051.18 | 998,097.38 | ARM | 4.990 | 13.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.250 | Full | A | 707 | ########## | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 962734 | 0074066885 | CEDRIC H LESTER | 1107 E 10TH STREET | DALLAS | TX | 75203 | NON OWNER | 2-4 UNITS | 360 | 60.00 | 60.00 | 11.65 | 02/01/03 | 01/01/33 | 432.76 | 43,200.00 | 43,173.15 | 43,159.53 | ARM | 8.750 | 17.650 | 11.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.650 | Stated | A- | 678 | 72,000.00 | 0 | 1 | 12/17/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 962809 | 0074066903 | RICKY KAHL | 18209 GARRETT | OAKLAND | MD | 21550 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 03/01/03 | 02/01/33 | 682.32 | 84,800.00 | 84,705.65 | 84,705.65 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.000 | Full | A- | 600 | 106,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 962841 | 0074066911 | LUTHER JONES | 5702 FLEETWING DR | LEVITTOWN | PA | 19057 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.45 | 02/01/03 | 01/01/33 | 406.75 | 38,250.00 | 38,230.08 | 38,219.97 | ARM | 8.750 | 18.450 | 12.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 12.450 | Full | B- | 493 | 45,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 964490 | 0074067028 | CARLOS ABUNDIS | 738 BERNARD DRIVE | SAN ANTONIO | TX | 78221 | OWNER-OCC | SFR | 360 | 63.01 | 63.01 | 7.60 | 03/01/03 | 02/01/33 | 649.59 | 92,000.00 | 91,933.08 | 91,865.73 | ARM | 4.990 | 13.600 | 7.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.600 | Stated | A | 624 | 146,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 964953 | 0074067083 | MARIA C CONTRERAS | 3226 W 38TH PLACE | CHICAGO | IL | 60632 | OWNER-OCC | 2-4 UNITS | 360 | 74.30 | 74.30 | 9.00 | 03/01/03 | 02/01/33 | 848.88 | 105,500.00 | 105,442.37 | 105,384.31 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.000 | Full | A- | 494 | 142,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 981848 | 0074136284 | JAMES M CARY | 1968 MENALTO AVENUE | MENLO PARK | CA | 94025 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 7.30 | 02/01/03 | 01/01/33 | 4,107.85 | 599,200.00 | 598,271.55 | 597,803.08 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 01/01/05 | PURCHASE | 7.300 | Full | A | 656 | 750,000.00 | 749,000.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 982187 | 0074138371 | JASON C DANIEL | 625 MANDANA BLVD #308 | OAKLAND | CA | 94610 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 616.27 | 56,000.00 | 55,884.06 | 55,824.22 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 612 | 280,000.00 | 280,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 982419 | 0074138421 | ROSARIO S DONATO | 16088 GREENWOOD AVENUE N | SEATTLE | WA | 98133 | OWNER-OCC | SFR | 360 | 79.63 | 79.63 | 8.25 | 03/01/03 | 02/01/33 | 2,392.78 | 318,500.00 | 318,296.90 | 318,092.40 | ARM | 6.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.250 | Full | A- | 630 | 400,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 982468 | 0074138447 | ANNA SAUCEDO | 2405 SUNNY LANE #11 | ANTIOCH | CA | 94509 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 363.13 | 33,000.00 | 32,932.66 | 32,898.78 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 617 | 165,000.00 | 165,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group II | | | N |
| 982789 | 0074138553 | RITO L RECEPCION | 718 BOLTON WAY | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 78.41 | 78.41 | 9.10 | 02/01/03 | 01/01/33 | 2,005.22 | 247,000.00 | 246,734.72 | 246,600.57 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.100 | Full | B | 535 | 315,000.00 | 0.00 | 1 | 12/19/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 983306 | 0074138629 | JOHANNA PALMA | 6148 S FAIRLESS AVENUE | TRANQUILLITY | CA | 93668 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 243.77 | 25,700.00 | 25,628.60 | 25,594.27 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 756 | 130,000.00 | 128500 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 983334 | 0074138652 | FRANK DELA ROSA | 787 NORTH BAYSHORE WEST | SAN JOSE | CA | 95112 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.40 | 02/01/03 | 01/01/33 | 2,492.57 | 360,000.00 | 358,727.43 | 358,177.24 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.400 | Full | A | 657 | 400,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 984043 | 0074138827 | ANSELMO NAPOLES | 7401 LOCKWOOD STREET | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 460.92 | 45,400.00 | 45,291.09 | 45,235.90 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 730 | 227,000.00 | 227,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 985248 | 0074138884 | ARVINDRA REDDY | 3037 HARTMAN TERRACE | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 02/01/03 | 01/01/33 | 2,358.94 | 360,000.00 | 359,390.32 | 359,082.90 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 | PURCHASE | 6.850 | Full | A | 627 | 450,000.00 | 450000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985259 | 0074138892 | ARVINDRA REDDY | 3037 HARTMAN TERRACE | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 11.25 | 02/01/03 | 01/01/23 | 708.25 | 67,500.00 | 67,344.81 | 67,270.04 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 627 | 450,000.00 | 450,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 985354 | 0074138928 | RORY C O'CONOR | 375 MEADOWBROOK DRIVE | NORTHFIELD | IL | 60093 | OWNER-OCC | SFR | 360 | 54.69 | 54.69 | 10.90 | 03/01/03 | 02/01/33 | 3,306.72 | 350,000.00 | 349,872.45 | 349,743.74 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 651 | 640,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985412 | 0074138983 | ANDRA TOWNSLEY | 1879 E LA JOLLA DRIVE | TEMPE | AZ | 85282 | OWNER-OCC | SFR | 360 | 88.41 | 88.41 | 7.55 | 03/01/03 | 02/01/33 | 1,285.84 | 183,000.00 | 182,765.84 | 182,629.80 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.550 | Stated | AA | 649 | 207,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group I | | | N |
| 985478 | 0074139049 | FREDRICK T CROFT | 3603 COUNTY ROAD 3307 | GREENVILLE | TX | 75402 | OWNER-OCC | SFR | 360 | 48.00 | 48.00 | 8.55 | 04/01/03 | 03/01/33 | 231.74 | 30,000.00 | 29,982.01 | 29,982.01 | FXD | 0.000 | 8.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.550 | Stated | A | 685 | 62,500.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group I | | | N |
| 985552 | 0074139122 | JEROME R KUHLE | 1308 S DIVISION | WHITEHALL | MI | 49461 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.85 | 03/01/03 | 02/01/33 | 821.30 | 80,750.00 | 80,726.11 | 80,701.98 | ARM | 8.250 | 17.850 | 11.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.850 | Full | B- | 494 | 95,000.00 | 0 | 1 | 1/2/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985628 | 0074139197 | LINDA GENSMER | 18621 ST MELLION PL | EDEN PRAIRIE | MN | 55347 | OWNER-OCC | SFR | 360 | 57.00 | 57.00 | 7.80 | 03/01/03 | 02/01/33 | 5,334.25 | 741,000.00 | 741,000.00 | 739,861.13 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.800 | Stated | B | 566 | ########## | 0.00 | 1 | 1/15/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 985727 | 0074139296 | WILLIAM D DUNLAP | 1740 ALLEN AVE | KNOXVILLE | TN | 37920 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 7.00 | 03/01/03 | 02/01/33 | 354.28 | 53,250.00 | 53,208.34 | 53,162.43 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.000 | Stated | AA | 667 | 71,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group I | | | N |
| 985784 | 0074139353 | ANDREW J STEINMEYER II | 806 JEFFERSON STREET | BENICIA | CA | 94510 | OWNER-OCC | SFR | 360 | 67.48 | 67.48 | 6.30 | 02/01/03 | 01/01/33 | 2,401.62 | 388,000.00 | 387,268.65 | 386,900.38 | FXD | 0.000 | 6.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.300 | Stated | A | 686 | 575,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 985867 | 0074139403 | AARON JONES | 4 MAINSAIL COURT | RICHMOND | CA | 94804 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 03/01/03 | 02/01/33 | 2,917.78 | 432,000.00 | 431,658.74 | 431,310.43 | ARM | 4.990 | 13.150 | 7.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.150 | Full | A | 640 | 480,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 986287 | 0074139601 | RICKY E HERREN | 1683 KUEHLER AVE | NEW BRAUNFELS | TX | 78130 | OWNER-OCC | SFR | 360 | 44.12 | 44.12 | 8.10 | 02/01/03 | 01/01/33 | 1,111.13 | 150,000.00 | 148,743.99 | 148,743.99 | FXD | 0.000 | 8.100 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.100 | Limited | A- | 566 | 340,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | | | N |
| 986394 | 0074139692 | TONGA HARPER | 14745 S MICHIGAN AVE | DOLTON | IL | 60419 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 127.92 | 12,600.00 | 12,554.45 | 12,554.45 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 645 | 75,000.00 | 63,000.00 | 2 | 12/30/2002 | 237 | 04/01/03 | Group I | | | N |
| 986444 | 0074139742 | MARK L MOYER | 6140 YOUNG RD | BELLEVUE | OH | 44811 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 | 11.25 | 03/01/03 | 02/01/33 | 726.02 | 74,750.00 | 74,724.76 | 74,699.28 | ARM | 8.750 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.250 | Full | D | 635 | 115,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 986493 | 0074139781 | LISA J ELLIS | 17 SUNSWEPT MESA | ALISO VIEJO | CA | 92656 | OWNER-OCC | SFR | 360 | 74.25 | 74.25 | 8.05 | 02/01/03 | 01/01/33 | 4,187.60 | 568,000.00 | 567,243.03 | 566,860.58 | ARM | 5.750 | 14.050 | 8.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.050 | Full | A- | 627 | 765,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 986501 | 0074139809 | DANNY TEMPLETON | 27560 MID JONES RD | CALHAN | CO | 80808 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.20 | 02/01/03 | 01/01/33 | 1,776.31 | 216,750.00 | 216,495.01 | 216,379.50 | ARM | 6.250 | 15.200 | 9.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.200 | Full | B | 510 | 255,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 986564 | 0074139874 | DAVID J REESE | 2070 CONQUISTA AVENUE | LONG BEACH | CA | 90815 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.55 | 03/01/03 | 02/01/33 | 2,053.49 | 323,200.00 | 322,910.78 | 322,619.70 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 | PURCHASE | 6.550 | Full | A | 637 | 404,000.00 | 404,000.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 986658 | 0074139916 | KOREN D RIEF | 511 W 2ND AVE | KEEWATIN | MN | 55753 | OWNER-OCC | SFR | 360 | 84.65 | 84.65 | 11.45 | 02/01/03 | 01/01/33 | 852.43 | 86,000.00 | 85,963.43 | 85,943.18 | ARM | 8.250 | 17.450 | 11.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 487 | 88,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 986683 | 0074139940 | ROBERT T BENCE JR | 7606 DEER RUN ROAD | LEANDER | TX | 78641 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 02/01/03 | 01/01/33 | 1,112.44 | 176,000.00 | 175,680.59 | 175,519.78 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.500 | Full | A | 658 | 220,000.00 | 0 | 1 | 12/23/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 986691 | 0074139957 | JAMES D THORBURN | 10470 KETTLEDRUM | PARKER | CO | 80134 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.55 | 02/01/03 | 01/01/33 | 1,728.18 | 272,000.00 | 271,511.65 | 271,265.47 | FXD | 0.000 | 6.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.550 | Stated | A | 630 | 320,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 987028 | 0074140167 | AHMAD B ARDEKANI | 16887 KEHRSGROVE DR | CHESTERFIELD | MO | 63005 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.65 | 03/01/03 | 02/01/33 | 6,296.62 | 680,000.00 | 679,474.44 | 679,474.44 | ARM | 6.250 | 16.650 | 10.650 | 3 | 1 | 02/01/06 | REFI-NO CASHOUT | 10.650 | Full | B- | 551 | 850,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 987070 | 0074140229 | JASON J HEARN | 6040 CRESTON VALLEY ROAD | PASO ROBLES | CA | 93446 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.65 | 02/01/03 | 01/01/33 | 3,346.31 | 429,250.00 | 428,743.93 | 428,488.14 | ARM | 4.990 | 14.650 | 8.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.650 | Full | A- | 548 | 505,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 987210 | 0074140344 | PAQUITA EL-SHABAZZ | 700 LONGVIEW AVE | AKRON | OH | 44307 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.15 | 03/01/03 | 02/01/33 | 468.34 | 52,700.00 | 52,654.63 | 52,654.03 | ARM | 6.250 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.150 | Full | B- | 544 | 62,000.00 | 0 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 987376 | 0074140476 | ROBERT HACKLEMAN | 720 12TH AVENUE | SEASIDE | OR | 97138 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 165.05 | 17,400.00 | 17,352.46 | 17,328.40 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 681 | 87,000.00 | 87,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 987541 | 0074140817 | LEON A LOPEZ | 4377 ASHLEY PLACE | ORCUTT | CA | 93455 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.20 | 03/01/03 | 02/01/33 | 3,082.82 | 412,250.00 | 411,984.47 | 411,717.03 | ARM | 5.750 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.200 | Full | A- | 555 | 485,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 987645 | 0074140882 | DERRICK D FIELDS | 17587 WICKMAN PLACE | SAN LORENZO | CA | 94580 | OWNER-OCC | PUD | 360 | 63.75 | 63.75 | 11.15 | 02/01/03 | 01/01/33 | 1,474.45 | 153,000.00 | 152,947.06 | 152,839.01 | ARM | 8.750 | 17.150 | 11.150 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.150 | Full | D | 552 | 240,000.00 | 0 | 1 | 1/3/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 987913 | 0074140908 | ISRAEL MARTINEZ | 807 E 23RDST 2218 STANFORD AVE | LOS ANGELES | CA | 90011 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 507.62 | 50,000.00 | 49,940.20 | 49,880.06 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A- | 457 | 250,000.00 | 250,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 988028 | 0074141011 | JOSE A PEDRAZA | 1708 KENDALL | SOUTH BEND | IN | 46613 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.80 | 02/01/03 | 01/01/33 | 442.38 | 47,200.00 | 47,164.68 | 47,148.78 | FXD | 0.000 | 10.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.800 | Full | B | 654 | 59,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 988077 | 0074141060 | JEAN C HRYB | 2812 W VERDUGO AVE | BURBANK | CA | 91505 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.25 | 02/01/03 | 01/01/33 | 2,292.12 | 336,000.00 | 335,474.18 | 335,208.88 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | PURCHASE | 7.250 | Full | A | 638 | 430,000.00 | 420,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 988127 | 0074141110 | JOE D ALFARO | 708 E PETALUMA BOULEVARD | SAN ANTONIO | TX | 78221 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/18 | 132.84 | 11,850.00 | 11,796.40 | 11,769.24 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 688 | 62,000.00 | 59250 | 2 | 12/31/2002 | 177 | 03/01/03 | Group I | | | N |
| 988278 | 0074141268 | JUAN NINO | 303 W 13TH STREET | HOLLAND | MI | 49423 | OWNER-OCC | SFR | 360 | 83.15 | 83.15 | 11.15 | 03/01/03 | 02/01/33 | 713.12 | 74,000.00 | 73,948.65 | 73,940.69 | ARM | 8.250 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.150 | Full | B- | 567 | 89,000.00 | 0 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 988309 | 0074141292 | TODD E HEIM | 645 TALLMADGE AVE | KENT | OH | 44240 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.05 | 03/01/03 | 02/01/33 | 946.55 | 99,000.00 | 98,922.03 | 98,922.03 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.050 | Full | C | 528 | 132,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 988325 | 0074141318 | JEAN C HRYB | 2013 W VERDUGO AVE | BURBANK | CA | 91505 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 881.38 | 84,000.00 | 83,878.78 | 83,684.64 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 636 | 430,000.00 | 420,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 988341 | 0074141334 | WILLIAM F MALONEY III | 1879 HAVERSHAM KEY | VIRGINIA BEACH | VA | 23454 | OWNER-OCC | SFR | 360 | 74.38 | 74.38 | 11.30 | 03/01/03 | 02/01/33 | 3,510.22 | 360,000.00 | 359,871.00 | 359,749.97 | ARM | 6.750 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.300 | Full | C | 538 | 484,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 988506 | 0074141573 | RONALD G WAITE | 1653 WASATCH DR | OGDEN | UT | 84403 | OWNER-OCC | SFR | 360 | 73.33 | 73.33 | 6.88 | 02/01/03 | 01/01/33 | 2,167.87 | 330,000.00 | 327,845.62 | 327,845.32 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | AA | 642 | 450,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | | | N |
| 988713 | 0074141698 | JANE FLETCHER | 2620 E BANTA ROAD | INDIANAPOLIS | IN | 46227 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.50 | 02/01/03 | 01/01/33 | 1,446.27 | 172,000.00 | 171,830.13 | 171,744.18 | ARM | 6.750 | 15.500 | 9.500 | 3 | 1 | 01/01/06 | REFI-NO CASHOUT | 9.500 | Full | C | 509 | 215,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 988861 | 0074141763 | ANGELA M VARGAS | 7444 TOOMA STREET, #121 | SAN DIEGO | CA | 92139 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 375.64 | 37,000.00 | 36,955.63 | 36,911.24 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 685 | 185,000.00 | 185,000.00 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 989168 | 0074142027 | CHRISTINA M PREHM | 1111 SE PHILLIP STREET | DES MOINES | IA | 50315 | OWNER-OCC | SFR | 360 | 88.52 | 88.52 | 8.30 | 03/01/03 | 02/01/33 | 558.58 | 74,000.00 | 73,953.28 | 73,906.24 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.300 | Full | A- | 590 | 83,600.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 989190 | 0074142050 | CHARLES BUTLER | 218 WILSON STREET | SANTA BARBARA | CA | 93101 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 5.65 | 03/01/03 | 02/01/33 | 3,788.11 | 656,250.00 | 655,551.73 | 654,850.10 | ARM | 4.990 | 11.650 | 5.650 | 1 | 1 | 02/01/05 | PURCHASE | 5.650 | Full | A | 748 | 875,000.00 | 875,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 989265 | 0074142118 | STEPHEN PERRY | 3031 UMBRELLA TREE DRIVE | EDGEWATER | FL | 32141 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.55 | 02/01/03 | 01/01/33 | 1,111.82 | 121,050.00 | 120,954.04 | 120,905.61 | ARM | 5.750 | 16.550 | 10.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.550 | Full | A- | 518 | 134,500.00 | 0.00 | 1 | 12/20/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 989331 | 0074142159 | ELVA DURAN | 2407 CHAPARRAL AVENUE | HEMET | CA | 92545 | NON OWNER | SFR | 360 | 83.82 | 83.82 | 7.50 | 02/01/03 | 01/01/33 | 398.58 | 57,000.00 | 56,915.13 | 56,872.28 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.500 | Full | A | 618 | 68,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | | | N |
| 989547 | 0074142266 | FRANKLIN D NEAL | 29241 RABBIT RIDGE RD | HOWARD | OH | 43028 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 02/01/03 | 01/01/33 | 886.90 | 93,500.00 | 93,432.27 | 93,397.94 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 440 | 110,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 989703 | 0074142316 | PHILLIP JONES | 631 HOLBROOK COURT 102 | LONG BEACH | CA | 90803 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.60 | 02/01/03 | 01/01/33 | 2,222.54 | 348,000.00 | 347,381.22 | 347,069.28 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | PURCHASE | 6.600 | Stated | A | 708 | 435,000.00 | 435,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group I | | | N |
| 989685 | 0074142332 | PHILLIP JONES | 631 HOLBROOK COURT 102 | LONG BEACH | CA | 90803 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 961.70 | 87,000.00 | 86,587.35 | 86,383.38 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 708 | 435,000.00 | 435,000.00 | 2 | 12/30/2002 | 177 | 03/01/03 | Group II | | | N |
| 990065 | 0074142373 | LOUIS HAROS III | 3133 E LIBERTY AVENUE | FRESNO | CA | 93702 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 02/01/03 | 01/01/33 | 628.05 | 73,100.00 | 73,031.50 | 72,996.63 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.750 | Full | B | 565 | 86,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990180 | 0074142389 | CARLOS MEDINA | 16412 REGENCY ROAD | RIVERSIDE | CA | 92504 | OWNER-OCC | SFR | 360 | 89.45 | 89.45 | 7.50 | 03/01/03 | 02/01/33 | 2,489.21 | 356,000.00 | 355,735.79 | 355,469.93 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.500 | Stated | A | 604 | 398,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990206 | 0074142415 | MICHAEL LAVASANI | 18 DAUPHIN | DANA POINT | CA | 92629 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.70 | 02/01/03 | 01/01/33 | 4,387.90 | 680,000.00 | 678,798.63 | 678,198.70 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 01/01/05 | PURCHASE | 6.700 | Full | A | 668 | 800,000.00 | 800000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990263 | 0074142456 | MAPLE CRISLER | 2518 PENNSYLVANIA ST | GARY | IN | 46408 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 03/01/03 | 02/01/33 | 359.00 | 35,700.00 | 35,700.00 | 35,678.04 | ARM | 8.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.700 | Full | B- | 487 | 42,000.00 | 0 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 990289 | 0074142472 | DONEAL TYSON | 15545 VINCENNES | PHOENIX | IL | 60426 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 | 02/01/33 | 542.05 | 59,500.00 | 59,476.10 | 59,451.99 | ARM | 5.750 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | PURCHASE | 10.450 | Limited | A- | 506 | 70,000.00 | 70000 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990321 | 0074142514 | JAMES PUGH | 246 COUNTY ROAD 279 | MOULTON | AL | 35650 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 12.15 | 03/01/03 | 02/01/33 | 779.26 | 74,916.00 | 74,894.52 | 74,873.57 | ARM | 8.250 | 18.150 | 12.150 | 3 | 1 | 02/01/06 | PURCHASE | 12.150 | Full | B- | 484 | 97,500.00 | 93,645.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985475 | 0074142589 | HARRY P ALTICK | 17 AQUA VISTA DRIVE | SAN RAFAEL | CA | 94901 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.45 | 03/01/03 | 02/01/33 | 5,204.64 | 680,000.00 | 679,583.79 | 679,184.65 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 02/01/05 | PURCHASE | 8.450 | Full | A- | 545 | 850,000.00 | 850000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 985833 | 0074142621 | FRANK J O'DEA | 4107 MAPLE AVENUE | OAKLAND | CA | 94602 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.88 | 03/01/03 | 02/01/33 | 2,338.67 | 356,000.00 | 355,700.91 | 355,400.11 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Full | A | 618 | 445,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group I | | | N |
| 985862 | 0074142654 | ROBERT L SIMMONS | 5529 EDGEWOOD LANE | PARADISE | CA | 95969 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.10 | 03/01/03 | 02/01/33 | 742.60 | 110,500.00 | 110,321.88 | 110,321.88 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.100 | Stated | AA | 683 | 130,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group I | | | N |
| 986340 | 0074142787 | GLORIA GARCIA | 215 NEWBRIDGE STREET | MENLO PARK | CA | 94025 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 761.43 | 75,000.00 | 74,820.08 | 74,728.91 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 683 | 375,000.00 | 375,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 989695 | 0074142977 | LOUIS J MOSES | 34468 STALLION COURT | MURRIETA | CA | 92562 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 02/01/03 | 01/01/33 | 1,879.60 | 233,600.00 | 233,323.29 | 233,193.61 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.000 | Full | A- | 533 | 292,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990057 | 0074143118 | TIM A HALL | 406 SUSAN AVENUE | PATTERSON | CA | 95363 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 424.37 | 41,800.00 | 41,616.79 | 41,616.78 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 641 | 210,000.00 | 209,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 990362 | 0074143181 | HECTOR E GARAY | 4183 RIVER RIDGE DRIVE | NORCO | CA | 91760 | OWNER-OCC | SFR | 360 | 69.71 | 69.71 | 5.85 | 02/01/03 | 01/01/33 | 1,453.07 | 244,000.00 | 243,508.33 | 243,280.84 | ARM | 5.990 | 11.850 | 5.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 5.850 | Full | B | 558 | 350,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990370 | 0074143199 | JAIME GONZALEZ | 6280 BRIAN CIRCLE | RIVERSIDE | CA | 92509 | OWNER-OCC | SFR | 360 | 84.88 | 84.88 | 8.95 | 02/01/03 | 01/01/33 | 1,584.83 | 182,500.00 | 182,338.12 | 182,253.18 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.950 | Full | B | 601 | 215,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990388 | 0074143207 | JOHN A MONFORT | 121 COUNTY ROAD 1221 | FALKVILLE | AL | 35622 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.95 | 03/01/03 | 02/01/33 | 485.43 | 51,176.00 | 51,157.55 | 51,138.93 | ARM | 8.250 | 16.950 | 10.950 | 3 | 1 | 02/01/06 | REFI-NO CASHOUT | 10.950 | Full | B | 493 | 63,970.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 990453 | 0074143272 | MIGUEL CHUNG | 3275 RED PINE ROAD | YORBA LINDA | CA | 92686 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.75 | 02/01/03 | 01/01/33 | 5,963.62 | 919,771.00 | 918,182.73 | 917,381.89 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | PURCHASE | 6.750 | Full | AA | 673 | ########## | 1,226,362.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | | | N |
| 990487 | 0074143306 | DONALD CARTER | 26544 W LIMESTONE SCHOOL RD | LESTER | AL | 35647 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.50 | 02/01/03 | 01/01/33 | 649.06 | 77,190.00 | 77,152.03 | 77,075.18 | ARM | 5.990 | 15.500 | 9.500 | 3 | 1 | 01/01/06 | PURCHASE | 9.500 | Full | A- | 578 | 102,300.00 | 96488 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 990503 | 0074143322 | AKBAR SHAH | 161 WILLETS AVENUE | WEST HEMPSTEAD | NY | 11552 | OWNER-OCC | SFR | 360 | 82.50 | 82.50 | 8.20 | 03/01/03 | 02/01/33 | 2,220.84 | 297,000.00 | 296,618.61 | 296,616.01 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.200 | Stated | A | 622 | 360,000.00 | 0 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 917381 | 0074143397 | GARY P KEIOCH | 730 COLUMBINE RD 28 | BRECKENRIDGE | CO | 80424 | NON OWNER | CONDO | 180 | 70.40 | 70.40 | 8.25 | 02/01/03 | 01/01/18 | 1,671.58 | 185,000.00 | 183,883.87 | 183,020.68 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.250 | Stated | AA | 662 | 277,000.00 | 0.00 | 1 | 12/6/2002 | 177 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6370 x.7381
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage**

Specialty Home Loans

Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1988618 | 0074143480 | ERIK W JAGGER-WELLS | 17 HILLCREST DRIVE | SAN RAFAEL | CA | 94901 | OWNER-OCC | SFR | 360 | 59.09 | 59.09 | 7.55 |
| 1989687 | 0074143900 | WILLIE JACKSON | 4218 ABERFOIL AVENUE | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 |
| 1989851 | 0074143959 | MELISSA TORRES-LOPEZ | 2144 167TH AVENUE | SAN LEANDRO | CA | 94578 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.85 |
| 1989988 | 0074144007 | NESTOR S ARCIBAL | 801 FOOTHILL DRIVE | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 83.94 | 83.94 | 7.75 |
| 1990149 | 0074144064 | SANDRA I VALLEJO | 22 SEACREST COURT | SACRAMENTO | CA | 95835 | OWNER-OCC | SFR | 240 | 20.00 | 98.89 | 10.75 |
| 1990537 | 0074144122 | CYNTHIA S SINCLAIR | 8887 E TAFT HILL COURT | SANDY | UT | 84093 | OWNER-OCC | SFR | 360 | 89.66 | 89.65 | 7.25 |
| 1990750 | 0074144338 | LUCIO TRUJILLO | 1550 SMITH CIRCLE | SEAGOVILLE | TX | 75159 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 11.20 |
| 1990974 | 0074144551 | DAVID B BENNETT | 852 BELLFLOWER LANE | BOLINGBROOK | IL | 60440 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 |
| 1991058 | 0074144835 | HURLEN FARLEY | 1379 CITY RD 44 SOUTH | IRONTON | OH | 45638 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 |
| 1991088 | 0074144868 | ANN M P LILLARD | 10852 US HWY 41 SOUTH | SKANDIA | MI | 49885 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.95 |
| 1991295 | 0074144874 | EDDIE O GARRETT JR | 1809 MANN DRIVE | BIRMINGHAM | AL | 35214 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 |
| 1991352 | 0074144932 | RALPH D PAHEL III | 337 COUNTY RD 4421 # B | GRAND LAKE | CO | 80447 | 2ND HOME | CONDO | 360 | 80.00 | 80.00 | 5.83 |
| 1991402 | 0074144981 | KELLY WHARTNABY | 3118 CONCORD DRIVE | CINNAMINSON | NJ | 8077 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 |
| 1991493 | 0074145079 | PETER WHITMAN | 930 OLD SCOUT COURT | GASTON | SC | 29053 | OWNER-OCC | MANUMOBIL | 360 | 79.88 | 79.88 | 10.85 |
| 1991519 | 0074145095 | MILTON MAJORS | 1021 PEACH DRIVE | DESOTO | TX | 75115 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.05 |
| 1991582 | 0074145178 | JANICE W FISCHER | 7701 SANDIA LOOP | AUSTIN | TX | 78735 | OWNER-OCC | PUD | 360 | 61.37 | 61.37 | 6.80 |
| 1991675 | 0074145236 | DEBRA I THOMPSON | 1013 SOUTH WALNUT | LITCHFIELD | IL | 62056 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.05 |
| 1991741 | 0074145301 | SHARON GEARHART | 194 GOETSCH RD | GREENVILLE | PA | 16125 | OWNER-OCC | SFR | 360 | 66.96 | 66.96 | 8.55 |
| 1991774 | 0074145335 | SREENIVASULU R VENUMBAK | 8303 SUMNER COURT | AUSTIN | TX | 78733 | OWNER-OCC | PUD | 360 | 60.88 | 60.88 | 7.50 |
| 1991808 | 0074145434 | JULIET G ALBERO | 4868 ROUNDTREE DRIVE | CAMPBELL | CA | 95008 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 |
| 1991907 | 0074145442 | JULIET G ALBERO | 4868 ROUNDTREE DRIVE | CAMPBELL | CA | 95008 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 10.75 |
| 1992081 | 0074145574 | THOMAS G NEWELL SR | 1715 RIVERVIEW DR NE | AUBURN | WA | 98002 | OWNER-OCC | SFR | 360 | 75.89 | 75.89 | 10.40 |
| 1992095 | 0074145590 | TRAVIS A GATERS | 827 NE PORTLAND BLVD | PORTLAND | OR | 97211 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.99 |
| 1992744 | 0074145749 | MARNIE VANDEVENTER | 8109 MELLOWWOOD DR | JENISON | MI | 49428 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.35 |
| 1992251 | 0074145756 | MIKE SULEYMANOV | 340 8TH STREET UNIT 301 | SAN FRANCISCO | CA | 94103 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 |
| 1992335 | 0074145830 | TOYA HUNTER | 7183 MCKENZIE | DETROIT | MI | 48204 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.50 |
| 1992428 | 0074145905 | WILLIE HAMPTON | 1653 MARGARET AVE | COLUMBUS | OH | 43219 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.30 |
| 1992487 | 0074145921 | SHON A BRIGHT | 4721 SCOTCH PINE LANE | PLACERVILLE | CA | 95667 | OWNER-OCC | SFR | 360 | 83.35 | 83.35 | 8.75 |
| 1992517 | 0074145970 | ALFREDO ARENDSE | 1922 BIRD AVENUE | SAN JOSE | CA | 95125 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.95 |
| 1992525 | 0074145988 | ALFREDO ARENDSE | 1922 BIRD AVENUE | SAN JOSE | CA | 95125 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 10.99 |
| 1992582 | 0074146044 | NORRIS HORTON | 323 W MARKET STREET | TIMMONSVILLE | SC | 29161 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.25 |
| 1992988 | 0074146416 | WILLIAM DAVENPORT | 510 ARBOR OAK DRIVE | GRAPEVINE | TX | 76051 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 |
| 1993168 | 0074146580 | SHANE J HERNANDEZ | 19370 SUNSET ROAD | FRANKLINTON | LA | 70438 | OWNER-OCC | MANUMOBIL | 360 | 84.05 | 84.04 | 10.85 |
| 1993184 | 0074146606 | ROSHAUNDA SMELSER | 265 SANDPIPER AVENUE | ROYAL PALM BEACH | FL | 33411 | OWNER-OCC | SFR | 360 | 83.80 | 83.80 | 10.20 |
| 1993192 | 0074146614 | ELIZABETH L SAMMUT | 28510 BEECHNUT ST | INKSTER | MI | 48141 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.65 |
| 1993281 | 0074146713 | JUDITH E EATON | 6320 ROLLINGWOOD DRIVE | SARASOTA | FL | 34232 | OWNER-OCC | SFR | 360 | 83.20 | 83.20 | 9.95 |
| 1993485 | 0074146853 | MARY A RODRIGUEZ | 150 DRY CREEK DRIVE | HOLLISTER | CA | 95023 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 |
| 1993622 | 0074146945 | ELIZABETH SAMMUT | 28551 BEECHNUT ST | INKSTER | MI | 48141 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.65 |
| 1994018 | 0074147168 | KENT M SIMONSON | 296 E MAIN STREET | NEW CASTLE | CO | 81647 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 1994067 | 0074147200 | STEPHEN BAKER | 416 SANTA FE TRAIL | ARGYLE | TX | 76226 | OWNER-OCC | PUD | 360 | 81.51 | 81.51 | 9.85 |
| 1994190 | 0074147307 | TIMOTHY R WHITE | 2704 ARROWHEAD ESTATES RD | LAKE OZARK | MO | 65049 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.85 |
| 1994208 | 0074147315 | BRUCE W DIPPOLITO | 6048 FLY FISHER STREET | LAS VEGAS | NV | 89113 | OWNER-OCC | SFR | 360 | 84.80 | 84.80 | 7.10 |
| 1994398 | 0074147471 | DANA ABITBOL | 208 S VESTAVIA STREET | PANAMA CITY BEACH | FL | 32413 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 |
| 1994463 | 0074147521 | ERICA W LARS | 21721 MACHOST ROAD | ZACHARY | LA | 70791 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 11.40 |
| 1994547 | 0074147588 | HORACE R GONZALEZ JR | 6648 SABADO TARDE ROAD | GOLETA | CA | 93117 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 | 8.35 |
| 1994570 | 0074147613 | ALBERTO PENA | RR 4 BOX 782P | EDINBURG | TX | 78539 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.25 |
| 1994661 | 0074147687 | D S DELL'ARIO | 20015 NE 133RD STREET | WOODINVILLE | WA | 98072 | OWNER-OCC | SFR | 360 | 82.34 | 82.34 | 8.10 |
| 1994728 | 0074147745 | CHRISTOPHER MCDANIEL | 18700 BIG CYPRESS DRIVE | JUPITER | FL | 33458 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.50 |
| 1994919 | 0074147935 | JILL L BULLOCK | 2444 COUNTY ROAD 137 | GLENWOOD SPRINGS | CO | 81601 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.95 |
| 1994927 | 0074147943 | GAY E WILSON | 424 WEST RIALTO AVENUE | CLOVIS | CA | 93612 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 |
| 1994968 | 0074147984 | PHILIP A MORAN | 1150 JEAN COURT | MARYSVILLE | CA | 95901 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 |
| 1992442 | 0074148214 | LORETTA M SANTOS | 19724 O'BRIEN OAK DRIVE | LAKEHEAD | CA | 96051 | OWNER-OCC | SFR | 360 | 58.33 | 58.33 | 11.15 |
| 1993333 | 0074148271 | CLIFFORD WILSON | 1113 MAIN STREET | MODESTO | CA | 95351 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 1993499 | 0074148313 | EDITH L CASAREZ | 3950 N PLEASANT AVENUE | FRESNO | CA | 93705 | OWNER-OCC | SFR | 360 | 78.95 | 78.95 | 10.10 |
| 1994128 | 0074148540 | MIRA ACALA | 4448 PINEWOOD COURT | UNION CITY | CA | 94587 | OWNER-OCC | SFR | 360 | 68.86 | 68.89 | 9.05 |
| 1994257 | 0074148594 | GRISELDA DELREAL | 2463 WHITE BIRCH DRIVE | MERCED | CA | 95348 | OWNER-OCC | SFR | 180 | 85.00 | 85.00 | 6.95 |
| 1994497 | 0074148628 | C WAYNE TANNER | 8505 CARPENTER RD | MILAN | MI | 48160 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 1994562 | 0074148636 | ODILON S HERNANDEZ | 1108 JEPSEN AVE | CORCORAN | CA | 93212 | OWNER-OCC | SFR | 360 | 72.88 | 72.88 | 9.55 |
| 1995172 | 0074148719 | FRANK P WORBS | 73 COUNTRY ACREAS DR | HAMPTON | NJ | 8827 | 2ND HOME | SFR | 360 | 76.70 | 76.70 | 6.75 |
| 1995180 | 0074148776 | LAZARO DURAN | 1219 EVANGELINE AVE | ORLANDO | FL | 32809 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.30 |
| 1995213 | 0074148800 | MATTHEW HOFMANN | 2501 AMMON AVE | LINCOLN | NE | 68507 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 7.55 |
| 1995231 | 0074148818 | ELLIOTT FLOYD | 4370 STATE HWY 80 | LULLING | TX | 78648 | NON OWNER | SFR | 360 | 65.00 | 65.00 | 11.55 |
| 1995304 | 0074148891 | THOMAS A DUEY | 826 S 37TH STREET | LINCOLN | NE | 68510 | OWNER-OCC | SFR | 180 | 89.97 | 89.97 | 7.40 |
| 1995460 | 0074149055 | MARGO L CANTRELL | 824 N BEBE ST | WICHITA | KS | 67212 | OWNER-OCC | SFR | 360 | 73.91 | 73.91 | 12.00 |
| 1995502 | 0074149097 | SYLVIA V PEREZ | 9255 BUELL ST | DOWNEY | CA | 90241 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.55 |
| 1995778 | 0074149352 | JULIE A HUGHES | 7203 S ZEPHYR WAY | LITTLETON | CO | 80128 | OWNER-OCC | SFR | 360 | 84.95 | 84.95 | 9.95 |
| 1995858 | 0074149477 | MARK JONES | 2407 WAINWRIGHT RD SE | NEW PHILADELPHIA | OH | 44663 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.10 |
| 1996039 | 0074149618 | RHONDA GUTHRIE | 1441 193RD AVE | MONTGOMERY | IA | 51360 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.50 |
| 1996203 | 0074149782 | CAROL A EVANS | 1502 EAST ROSEWOOD STREET | BEEVILLE | TX | 78102 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 |
| 1996211 | 0074149790 | MICHAEL G NELSON | 308 ISLAND REEF AVENUE | HENDERSON | NV | 89012 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 5.75 |
| 1996237 | 0074149816 | CARL E PATTERSON | 801 STONE STREET | BONNE TERRE | MO | 63628 | OWNER-OCC | SFR | 360 | 84.67 | 84.67 | 10.95 |
| 1996245 | 0074149824 | RUSSELL MUSGROVE | 6350 E BRIDGE DRIVE | GERMANTOWN | TN | 38139 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 |
| 1996385 | 0074149949 | ANNIE TURNER | 2424 COVELITE WAY | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 1996581 | 0074150137 | SAN B TANG | 824 ROCK ROSE WAY | RICHMOND | CA | 94806 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.35 |
| 1996609 | 0074150145 | SAN B TANG | 824 ROCK ROSE WAY | RICHMOND | CA | 94806 | OWNER-OCC | PUD | 240 | 15.00 | 95.00 | 10.75 |
| 1996617 | 0074150152 | WANDA PERRY | 846-848 ISABELLA STREET | OAKLAND | CA | 94607 | NON OWNER | 2-4 UNITS | 360 | 80.99 | 80.99 | 7.80 |
| 1996680 | 0074150238 | CLAYTON O HENRY | 832 W STONE STREET | DE SOTO | MO | 63020 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 |
| 1996718 | 0074150251 | MARCOS A ZAMORA | 24788 BROADMORE AVE | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.80 |
| 1996765 | 0074150301 | RUDOLFO G ALAMILLO | 492 ZION STREET | AURORA | CO | 80011 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.20 |
| 1996781 | 0074150327 | MARTIN O'BRIEN | 2703 W THOMAS ST | CHICAGO | IL | 60622 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.88 |
| 1996807 | 0074150343 | CARLOS G ORTEGA | 824 HAMILTON AVENUE | MENLO PARK | CA | 94025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 |
| 1996922 | 0074150487 | GREGORY ANYANWU | 372 BAYVIEW CIRCLE | SAN FRANCISCO | CA | 94124 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 |
| 1996930 | 0074150475 | GREGORY ANYANWU | 372 BAYVIEW CIRCLE | SAN FRANCISCO | CA | 94124 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 10.75 |
| 1997052 | 0074150580 | STEVE T CARICO | 2672 N 3853 RD | SHERIDAN | IL | 60551 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 7.80 |
| 1997094 | 0074150622 | MICHELE EPPS | 75 S 400 WEST | HEBER CITY | UT | 84032 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 1997177 | 0074150715 | SOCORRO IBARRA | 1105 HOLLY AVENUE | MARYSVILLE | CA | 95901 | NON OWNER | 2-4 UNITS | 360 | 69.70 | 69.70 | 6.88 |
| 1997276 | 0074150814 | DAVID BUTLER | 2258 UPPER RINEHART RD | DANDRIDGE | TN | 37725 | OWNER-OCC | MANUMOBIL | 360 | 73.80 | 73.80 | 10.80 |
| 1997300 | 0074150848 | CRAIG S DANIELS | 5200 DOUGLAS BLVD | GRANITE BAY | CA | 95746 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.60 |
| 1997417 | 0074150947 | IGNACIO CHAZARO | 38 DEVONSHIRE AVE #4 | MOUNTAIN VIEW | CA | 94043 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 5.80 |
| 1997433 | 0074150967 | GONZALO MURO | 5655 SOUTH SURF COURT | SAN JOSE | CA | 95138 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.85 |
| 1997474 | 0074151002 | VILIAMI POMALE | 275 TERMINAL AVENUE | MENLO PARK | CA | 94025 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.25 |
| 1997767 | 0074151309 | NEEKA M SHERRILL | 1021 EASTWOOD STREET | TUSCUMBIA | AL | 35674 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.25 |
| 1997838 | 0074151437 | WILLINA NEWBERRY | 1675 WOODLAWN AVE | YOUNGSTOWN | OH | 44514 | OWNER-OCC | SFR | 360 | 57.08 | 57.08 | 8.60 |
| 1998035 | 0074151523 | MICHAEL R WEBER | 21 HANCOCK CT | MIDDLETOWN | NJ | 7701 | NON OWNER | CONDO | 360 | 70.00 | 70.00 | 7.95 |
| 1998084 | 0074151577 | MICHELLE SUKHASAME | 11930 SATICOY STREET | NORTH HOLLYWOOD | CA | 91605 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 1998175 | 0074151663 | TIFFANY L CLAPP | 8533 WASHINGTON PIKE | CORRYTON | TN | 37721 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 8.25 |
| 1998217 | 0074151705 | KATHRYN M MARA | 5021 E LAFAYETTE BLVD | PHOENIX | AZ | 85018 | OWNER-OCC | SFR | 360 | 51.95 | 51.95 | 6.25 |
| 1998233 | 0074151721 | GEMMA RODRIGUEZ | 35 BEVERLY CIRCLE | BAY POINT | CA | 94565 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 1998241 | 0074151739 | VERNON G PEIRCE | RR 2 BOX 2278 | CADET | MO | 63630 | OWNER-OCC | MANUMOBIL | 360 | 61.18 | 61.18 | 11.25 |
| 1998340 | 0074151838 | DAVID ANDERSON | 2002 3RD STREET #103 | SAN FRANCISCO | CA | 94107 | OWNER-OCC | CONDO | 360 | 63.31 | 63.31 | 6.25 |
| 1998357 | 0074151846 | DEBORAH S KENNELL | 12011 COUNTY ROAD #32 | MANCOS | CO | 81328 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 11.55 |
| 1998407 | 0074151853 | KIMBERLY K JACKSON | 204 W 12TH STREET | FERRIS | TX | 75125 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 |
| 1998498 | 0074151978 | RANDALL L HOADLEY | 222 CEDAR STREET | DUNCANVILLE | TX | 75137 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 |
| 1998506 | 0074151988 | JASON JOHNSON | 222 TORI LOGAN LANE | SUNSET | LA | 70584 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 9.00 |
| 1998589 | 0074152067 | BERTHA MARIN | 1628 STOUT COURT | STOCKTON | CA | 95206 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 |
| 1998654 | 0074152133 | JAIME VELESACA | 445 59TH STREET | BROOKLYN | NY | 11220 | OWNER-OCC | 2-4 UNITS | 180 | 15.00 | 90.00 | 10.50 |
| 1998779 | 0074152257 | KEN ROBINSON | 36 CORTINA RD | EAST HAVEN | CT | 6513 | OWNER-OCC | SFR | 360 | 80.00 | 90.00 | 10.75 |

| LOAN NUMBER | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 927,853,510.25 ORIG LOAN AMOUNT | 926,895,587.98 PRINCIPAL BALANCE | 926,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1988618 | 02/01/03 | 01/01/33 | 2,283.58 | 325,000.00 | 324,520.90 | 324,279.08 | ARM | 5.990 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1989687 | 02/01/03 | 01/01/33 | 4,099.67 | 562,500.00 | 562,298.46 | 562,298.46 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1989851 | 02/01/03 | 01/01/33 | 2,198.94 | 304,000.00 | 303,578.88 | 303,365.05 | ARM | 4.260 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1989988 | 02/01/03 | 01/01/33 | 2,134.91 | 298,000.00 | 297,384.93 | 297,384.93 | ARM | 5.750 | 13.750 | 7.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1990149 | 02/01/03 | 01/01/23 | 801.02 | 78,900.00 | 78,599.84 | 78,599.84 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1990537 | 03/01/03 | 02/01/33 | 2,483.13 | 364,000.00 | 363,718.04 | 363,430.36 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1990750 | 02/01/03 | 01/01/33 | 874.33 | 89,700.00 | 89,539.81 | 89,514.52 | ARM | 5.750 | 17.200 | 11.200 | 1 | 1 | 01/01/05 | PURCHASE |
| 1990974 | 02/01/03 | 01/01/33 | 1,999.08 | 233,878.00 | 233,456.75 | 233,344.78 | ARM | 5.750 | 15.700 | 8.700 | 1 | 1 | 01/01/05 | PURCHASE |
| 1991058 | 03/01/03 | 02/01/33 | 693.39 | 73,100.00 | 73,073.65 | 73,047.08 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1991088 | 02/01/03 | 01/01/33 | 544.43 | 62,300.00 | 62,215.73 | 62,215.73 | ARM | 6.750 | 15.950 | 9.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1991295 | 02/01/03 | 01/01/33 | 968.85 | 120,700.00 | 120,568.24 | 120,498.81 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 1991352 | 03/01/03 | 02/01/33 | 759.67 | 132,000.00 | 131,858.88 | 131,717.10 | ARM | 4.250 | 11.825 | 5.825 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1991402 | 03/01/03 | 02/01/33 | 1,585.51 | 195,300.00 | 195,195.51 | 195,090.23 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1991493 | 03/01/03 | 02/01/33 | 852.58 | 90,600.00 | 90,566.62 | 90,532.93 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | PURCHASE |
| 1991519 | 03/01/03 | 02/01/33 | 948.46 | 99,200.00 | 99,165.01 | 99,129.69 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | PURCHASE |
| 1991582 | 02/01/03 | 01/01/33 | 3,096.65 | 475,000.00 | 474,187.74 | 473,776.15 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1991675 | 03/01/03 | 02/01/33 | 292.15 | 33,150.00 | 33,135.48 | 33,120.84 | ARM | 5.990 | 16.050 | 10.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1991741 | 02/01/03 | 01/01/33 | 633.38 | 75,000.00 | 74,889.60 | 74,889.60 | ARM | 6.990 | 15.550 | 8.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1991774 | 03/01/03 | 02/01/33 | 3,404.14 | 488,851.00 | 488,489.68 | 488,126.10 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1991808 | 03/01/03 | 02/01/33 | 3,093.83 | 472,000.00 | 471,200.73 | 471,200.73 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | PURCHASE |
| 1991907 | 03/01/03 | 02/01/23 | 598.99 | 59,000.00 | 58,858.47 | 58,858.47 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1992081 | 02/01/03 | 01/01/33 | 1,390.85 | 153,300.00 | 153,174.98 | 153,111.63 | ARM | 6.750 | 16.400 | 10.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1992095 | 02/01/03 | 01/01/33 | 1,213.25 | 127,500.00 | 127,334.22 | 127,334.22 | ARM | 6.750 | 16.990 | 10.990 | 3 | 1 | 01/01/06 | REFI-NO CASHOUT |
| 1992744 | 03/01/03 | 02/01/33 | 1,080.59 | 142,500.00 | 142,410.97 | 142,321.32 | ARM | 4.250 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1992251 | 02/01/03 | 01/01/33 | 2,672.23 | 412,000.00 | 410,929.81 | 410,929.81 | ARM | 4.990 | 12.750 | 6.750 | 1 | 1 | 01/01/05 | PURCHASE |
| 1992335 | 02/01/03 | 01/01/33 | 468.35 | 51,200.00 | 51,127.47 | 51,106.45 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 01/01/05 | PURCHASE |
| 1992428 | 02/01/03 | 01/01/33 | 572.16 | 54,400.00 | 54,370.73 | 54,355.87 | FXD | 0.000 | 12.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 1992487 | 03/01/03 | 02/01/33 | 1,508.11 | 191,700.00 | 191,589.70 | 191,478.60 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1992517 | 02/01/03 | 01/01/33 | 2,838.58 | 476,000.00 | 475,040.80 | 474,557.83 | ARM | 4.990 | 11.950 | 5.950 | 1 | 1 | 01/01/05 | PURCHASE |
| 1992525 | 02/01/03 | 01/01/23 | 920.63 | 89,250.00 | 89,042.56 | 88,937.41 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 1992582 | 03/01/03 | 02/01/33 | 663.43 | 74,035.00 | 74,003.95 | 73,972.64 | ARM | 5.990 | 16.250 | 10.250 | 3 | 1 | 02/01/06 | PURCHASE |
| 1992988 | 02/01/03 | 01/01/33 | 1,353.13 | 172,000.00 | 171,801.36 | 171,700.95 | ARM | 6.250 | 14.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1993168 | 03/01/03 | 02/01/33 | 692.83 | 74,800.00 | 74,771.22 | 74,742.18 | ARM | 6.750 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1993184 | 02/01/03 | 01/01/33 | 1,061.94 | 119,000.00 | 118,891.52 | 118,840.16 | ARM | 6.990 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1993192 | 03/01/03 | 02/01/33 | 548.82 | 70,400.00 | 70,357.78 | 70,315.28 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1993281 | 03/01/03 | 02/01/33 | 908.84 | 104,000.00 | 103,767.79 | 103,719.34 | ARM | 6.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1993485 | 03/01/03 | 02/01/33 | 5,107.45 | 760,000.00 | 759,388.22 | 758,774.02 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | PURCHASE |
| 1993622 | 03/01/03 | 02/01/33 | 593.25 | 76,800.00 | 76,747.20 | 76,700.77 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1994018 | 02/01/03 | 01/01/23 | 446.71 | 44,000.00 | 43,894.45 | 43,840.96 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1994067 | 03/01/03 | 02/01/33 | 1,745.14 | 199,700.00 | 199,610.71 | 199,520.68 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1994190 | 03/01/03 | 02/01/33 | 582.29 | 80,500.00 | 80,444.31 | 80,388.24 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1994208 | 03/01/03 | 02/01/33 | 1,424.71 | 212,000.00 | 211,658.24 | 211,658.24 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 1994398 | 03/01/03 | 02/01/33 | 653.67 | 74,800.00 | 74,732.82 | 74,732.82 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1994463 | 03/01/03 | 02/01/33 | 309.55 | 31,500.00 | 31,500.00 | 31,479.30 | FXD | 0.000 | 11.400 | 0.000 | 0 | 0 | | PURCHASE |
| 1994547 | 02/01/03 | 01/01/33 | 3,268.74 | 625,000.00 | 624,020.10 | 623,526.38 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | PURCHASE |
| 1994570 | 03/01/03 | 02/01/33 | 433.13 | 44,600.00 | 44,784.87 | 44,768.40 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1994661 | 02/01/03 | 01/01/33 | 1,777.80 | 240,000.00 | 239,523.39 | 239,523.39 | ARM | 5.990 | 14.100 | 8.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1994728 | 03/01/03 | 02/01/33 | 2,349.06 | 258,800.00 | 258,584.89 | 256,594.99 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1994919 | 02/01/03 | 01/01/33 | 4,401.96 | 665,000.00 | 663,895.81 | 663,338.91 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1994927 | 02/01/03 | 01/01/33 | 927.20 | 97,750.00 | 97,679.22 | 97,643.34 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 1994968 | 02/01/03 | 01/01/33 | 869.31 | 110,500.00 | 110,372.38 | 110,307.87 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1992442 | 03/01/03 | 02/01/33 | 1,686.44 | 175,000.00 | 174,938.60 | 174,878.64 | ARM | 6.750 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1993333 | 02/01/03 | 01/01/23 | 189.75 | 18,690.00 | 18,645.18 | 18,622.44 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1993499 | 03/01/03 | 02/01/33 | 663.73 | 75,000.00 | 74,967.62 | 74,934.77 | ARM | 5.990 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1994128 | 02/01/03 | 01/01/33 | 2,503.50 | 310,000.00 | 309,663.57 | 309,493.45 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1994257 | 02/01/03 | 01/01/18 | 1,447.10 | 161,500.00 | 160,473.54 | 159,955.85 | FXD | 0.000 | 6.950 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1994497 | 02/01/03 | 01/01/23 | 791.88 | 78,000.00 | 77,801.84 | 77,706.73 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1994562 | 02/01/03 | 01/01/33 | 554.00 | 65,600.00 | 65,503.44 | 65,503.44 | ARM | 5.750 | 15.550 | 9.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1995172 | 03/01/03 | 02/01/33 | 2,412.79 | 372,000.00 | 371,645.70 | 371,323.47 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1995180 | 02/01/03 | 01/01/33 | 785.55 | 87,300.00 | 87,140.25 | 87,140.25 | ARM | 5.750 | 16.300 | 10.300 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 1995213 | 02/01/03 | 01/01/33 | 511.53 | 72,800.00 | 64,549.18 | 64,548.18 | ARM | 5.990 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | PURCHASE |
| 1995231 | 02/01/03 | 01/01/33 | 2,279.29 | 224,250.00 | 224,107.65 | 224,035.30 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1995304 | 02/01/03 | 01/01/18 | 1,405.05 | 152,500.00 | 151,097.49 | 151,097.49 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1995460 | 03/01/03 | 02/01/33 | 524.60 | 51,000.00 | 50,985.40 | 50,970.65 | ARM | 6.250 | 18.000 | 12.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1995502 | 02/01/03 | 01/01/33 | 2,042.58 | 290,700.00 | 290,271.47 | 290,055.18 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | PURCHASE |
| 1995778 | 03/01/03 | 02/01/33 | 2,427.64 | 277,800.00 | 277,675.79 | 277,550.55 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1995858 | 03/01/03 | 02/01/33 | 497.71 | 51,850.00 | 51,831.67 | 51,813.40 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1996039 | 03/01/03 | 02/01/33 | 285.40 | 31,200.00 | 31,158.89 | 31,159.89 | ARM | 6.750 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1996203 | 02/01/03 | 01/01/33 | 371.54 | 39,200.00 | 39,157.19 | 39,157.19 | ARM | 5.750 | 16.950 | 10.950 | 1 | 1 | 01/01/05 | PURCHASE |
| 1996211 | 02/01/03 | 01/01/33 | 700.29 | 120,000.00 | 119,822.33 | 119,822.33 | ARM | 5.990 | 11.750 | 5.750 | 1 | 1 | 01/01/05 | PURCHASE |
| 1996237 | 03/01/03 | 02/01/33 | 963.73 | 101,600.00 | 101,528.41 | 101,570.41 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1996245 | 02/01/03 | 01/01/33 | 2,352.97 | 249,050.00 | 248,859.23 | 248,775.22 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1996385 | 02/01/03 | 01/01/23 | 795.15 | 78,322.00 | 78,134.12 | 78,038.93 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1996581 | 02/01/03 | 01/01/33 | 2,176.21 | 349,740.00 | 348,758.32 | 348,758.32 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | PURCHASE |
| 1996609 | 02/01/03 | 01/01/23 | 665.75 | 65,578.00 | 65,338.99 | 65,338.99 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1996617 | 02/01/03 | 01/01/33 | 1,708.00 | 241,900.00 | 241,546.95 | 241,368.75 | ARM | 4.250 | 13.600 | 7.600 | 1 | 1 | 01/01/05 | PURCHASE |
| 1996680 | 03/01/03 | 02/01/33 | 1,061.94 | 119,000.00 | 118,949.56 | 118,898.69 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1996718 | 03/01/03 | 02/01/33 | 2,332.38 | 324,000.00 | 323,773.61 | 323,545.78 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1996765 | 03/01/03 | 02/01/33 | 1,545.17 | 148,000.00 | 147,959.50 | 147,916.58 | ARM | 6.750 | 18.200 | 12.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1996781 | 03/01/03 | 02/01/33 | 893.43 | 138,000.00 | 135,770.82 | 135,770.82 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE |
| 1996807 | 02/01/03 | 01/01/33 | 2,334.83 | 375,200.00 | 374,490.76 | 374,148.86 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | PURCHASE |
| 1996922 | 02/01/03 | 01/01/33 | 2,289.83 | 368,000.00 | 366,967.08 | 366,967.08 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | PURCHASE |
| 1996930 | 02/01/03 | 01/01/23 | 700.51 | 69,000.00 | 68,750.82 | 68,750.82 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1997052 | 02/01/03 | 01/01/33 | 748.67 | 104,000.00 | 103,825.57 | 103,825.57 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1997094 | 02/01/03 | 01/01/23 | 371.58 | 38,600.00 | 38,508.74 | 38,484.22 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1997177 | 02/01/03 | 01/01/33 | 755.47 | 115,000.00 | 114,806.21 | 114,709.49 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1997276 | 02/01/03 | 01/01/33 | 691.69 | 73,800.00 | 73,716.78 | 73,716.78 | ARM | 6.250 | 16.800 | 10.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1997300 | 02/01/03 | 01/01/33 | 2,873.97 | 450,000.00 | 449,195.87 | 448,790.50 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 1997417 | 03/01/03 | 02/01/33 | 2,318.14 | 395,250.00 | 394,841.23 | 394,430.49 | ARM | 4.990 | 11.800 | 5.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1997433 | 02/01/03 | 01/01/33 | 2,123.78 | 360,000.00 | 359,260.62 | 358,888.23 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 01/01/05 | PURCHASE |
| 1997474 | 03/01/03 | 02/01/33 | 2,676.39 | 358,250.00 | 356,022.83 | 355,794.10 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 1997767 | 03/01/03 | 02/01/33 | 555.31 | 67,500.00 | 67,465.00 | 67,429.73 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1997838 | 03/01/03 | 02/01/33 | 442.95 | 57,080.00 | 57,046.12 | 57,012.00 | ARM | 5.990 | 14.600 | 8.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 1998035 | 02/01/03 | 01/01/33 | 771.91 | 105,700.00 | 105,556.05 | 105,483.45 | ARM | 4.990 | 13.950 | 7.950 | 1 | 1 | 01/01/05 | PURCHASE |
| 1998084 | 02/01/03 | 01/01/23 | 495.13 | 48,000.00 | 47,888.43 | 47,831.68 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 1998175 | 02/01/03 | 01/01/18 | 271.64 | 28,000.00 | 27,841.18 | 27,760.99 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | | PURCHASE |
| 1998217 | 02/01/03 | 01/01/33 | 2,382.83 | 387,000.00 | 386,263.79 | 386,263.79 | ARM | 4.990 | 12.250 | 6.250 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 1998233 | 02/01/03 | 01/01/23 | 574.37 | 53,000.00 | 52,660.71 | 52,601.98 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 1998241 | 03/01/03 | 02/01/33 | 606.07 | 62,400.00 | 62,378.93 | 62,357.68 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 1998340 | 03/01/03 | 02/01/33 | 3,072.43 | 499,000.00 | 498,526.53 | 498,050.59 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | PURCHASE |
| 1998357 | 03/01/03 | 02/01/33 | 1,232.70 | 124,000.00 | 123,960.80 | 123,921.22 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 02/01/05 | PURCHASE |
| 1998407 | 02/01/03 | 01/01/33 | 768.84 | 68,228.00 | 68,064.12 | 68,064.12 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | | PURCHASE |
| 1998498 | 03/01/03 | 02/01/33 | 487.34 | 59,500.00 | 59,468.83 | 59,437.47 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | PURCHASE |
| 1998506 | 04/01/03 | 03/01/33 | 512.95 | 63,750.00 | 63,750.00 | 63,715.18 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | PURCHASE |
| 1998589 | 03/01/03 | 02/01/33 | 1,412.11 | 207,000.00 | 206,838.47 | 206,678.01 | FXD | 0.000 | 7.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 1998654 | 03/01/03 | 02/01/18 | 820.70 | 74,250.00 | 73,503.74 | 73,503.74 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE |
| 1998779 | 03/01/03 | 02/01/33 | 1,614.89 | 184,400.00 | 184,328.81 | 184,252.86 | ARM | 5.750 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | PURCHASE |

| LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1988618 | 7.550 | Full | B | 587 | 550,000.00 | 0 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1989687 | 7.800 | Full | A | 657 | 670,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1989851 | 7.850 | Full | AA | 688 | 320,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1989988 | 7.750 | Full | A- | 630 | 355,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1990149 | 10.750 | Stated | A | 682 | 410,000.00 | 394539 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 1990537 | 7.250 | Stated | AA | 645 | 406,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1990750 | 11.200 | Stated | A- | 518 | 87,500.00 | 87,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1990974 | 8.700 | Full | A- | 477 | 275,000.00 | 274915 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991058 | 10.950 | Full | B- | 493 | 86,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991088 | 9.950 | Full | C | 541 | 89,000.00 | 0.00 | 1 | 12/23/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1991295 | 8.950 | Full | B | 491 | 142,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991352 | 5.825 | Stated | AA | 642 | 165,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991402 | 9.100 | Full | A- | 525 | 217,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991493 | 10.850 | Full | B- | 574 | 113,700.00 | 113700 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991519 | 11.050 | Full | C | 534 | 124,000.00 | 124,000.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991582 | 6.800 | Stated | A- | 668 | 774,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 1991675 | 10.050 | Full | B | 565 | 39,000.00 | 0 | 1 | 1/2/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1991741 | 8.550 | Full | B | 503 | 112,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1991774 | 7.500 | Full | B | 613 | 800,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group I | | | N |
| 1991808 | 6.850 | Stated | A | 730 | 600,000.00 | 590,000.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | | | N |
| 1991907 | 10.750 | Stated | A | 730 | 600,000.00 | 590,000.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group II | | | N |
| 1992081 | 10.400 | Full | A- | 489 | 202,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992095 | 10.990 | Full | B- | 508 | 150,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1992744 | 8.350 | Stated | AA | 659 | 150,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992251 | 6.750 | Stated | A | 746 | 515,000.00 | 515,000.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1992335 | 10.500 | Full | B- | 507 | 64,000.00 | 64000 | 1 | 12/23/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992428 | 12.300 | Full | C | 523 | 68,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 1992487 | 8.750 | Full | A- | 517 | 230,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992517 | 5.950 | Stated | A | 660 | 595,000.00 | 595000 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992525 | 10.990 | Stated | A | 666 | 595,000.00 | 595,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 1992582 | 10.250 | Full | B | 651 | 87,100.00 | 87,100.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992988 | 8.750 | Full | B- | 513 | 215,000.00 | 0.00 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1993168 | 10.850 | Full | A- | 497 | 88,000.00 | 0.00 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1993184 | 10.200 | Full | B | 507 | 142,000.00 | 0 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1993192 | 8.650 | Full | B | 588 | 88,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1993281 | 9.950 | Full | A- | 528 | 125,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1993485 | 7.100 | Full | A | 680 | 950,000.00 | 950,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group I | | | N |
| 1993622 | 8.650 | Full | B | 588 | 96,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994018 | 10.750 | Full | A | 645 | 220,000.00 | 220,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 1994067 | 9.850 | Full | B | 493 | 245,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994190 | 7.850 | Stated | A | 646 | 115,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994208 | 7.100 | Stated | AA | 650 | 250,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group I | | | N |
| 1994398 | 9.950 | Full | A- | 508 | 88,000.00 | 0 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1994463 | 11.400 | Full | C | 587 | 45,000.00 | 45,000.00 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | | | N |
| 1994547 | 8.350 | Stated | A | 758 | 700,000.00 | 700000 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994570 | 11.250 | Stated | A | 601 | 56,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 1994661 | 8.100 | Full | B | 521 | 385,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1994728 | 10.500 | Full | C | 556 | 321,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1994919 | 6.950 | Full | A | 649 | 950,000.00 | 0.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994927 | 10.950 | Full | B+ | 450 | 115,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994968 | 8.750 | Full | A- | 538 | 130,000.00 | 0 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1992442 | 11.150 | Full | D | 560 | 300,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1993333 | 10.750 | Stated | A | 667 | 115,000.00 | 93,450.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 1993499 | 10.100 | Full | B | 523 | 95,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994128 | 9.050 | Stated | B | 541 | 450,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1994257 | 6.950 | Stated | AA | 655 | 190,000.00 | 0.00 | 1 | 12/30/2002 | 177 | 03/01/03 | Group II | | | N |
| 1994497 | 10.750 | Full | A | 642 | 395,000.00 | 390,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 1994562 | 9.550 | Full | A- | 618 | 90,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1995172 | 6.750 | Stated | AA | 643 | 485,000.00 | 485,000.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | | | N |
| 1995180 | 10.300 | Full | A- | 539 | 97,000.00 | 0 | 1 | 1/2/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1995213 | 7.550 | Full | B | 613 | 112,000.00 | 112,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1995231 | 11.550 | Stated | B- | 525 | 345,000.00 | 0.00 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1995304 | 7.400 | Stated | AA | 651 | 168,500.00 | 0.00 | 1 | 12/24/2002 | 177 | 04/01/03 | Group II | | | N |
| 1995460 | 12.000 | Full | B- | 468 | 69,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1995502 | 7.550 | Stated | A- | 575 | 358,000.00 | 342,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 1995778 | 9.950 | Full | A- | 618 | 327,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1995858 | 11.100 | Full | B- | 528 | 61,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1996039 | 10.500 | Full | A- | 509 | 39,000.00 | 0.00 | 1 | 1/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1996203 | 10.950 | Full | A- | 462 | 49,000.00 | 49,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1996211 | 5.750 | Stated | B | 668 | 160,000.00 | 160,000.00 | 1 | 12/19/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1996237 | 10.950 | Full | A- | 487 | 120,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 04/01/03 | Group II | | | N |
| 1996245 | 10.900 | Full | B | 481 | 293,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 1996385 | 10.750 | Stated | A | 764 | 400,000.00 | 391,610.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 1996581 | 6.350 | Stated | A | 747 | 437,175.00 | 437175 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1996609 | 10.750 | Stated | A | 747 | 437,175.00 | 437,175.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group I | | | N |
| 1996617 | 7.800 | Full | AA | 658 | 300,000.00 | 268800 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1996680 | 10.200 | Full | B | 480 | 140,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1996718 | 7.800 | Full | A- | 645 | 360,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1996765 | 12.200 | Limited | B- | 473 | 185,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1996781 | 6.875 | Stated | AA | 697 | 175,000.00 | 170,000.00 | 1 | 1/7/2003 | 358 | 04/01/03 | Group II | | | N |
| 1996807 | 6.350 | Stated | A | 720 | 469,000.00 | 469,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1996922 | 6.350 | Stated | A | 695 | 460,000.00 | 460000 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1996930 | 10.750 | Stated | A | 695 | 460,000.00 | 460000 | 2 | 12/31/2002 | 237 | 04/01/03 | Group I | | | N |
| 1997052 | 7.800 | Full | B | 584 | 160,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1997094 | 10.750 | Full | A | 648 | 193,000.00 | 193,000.00 | 2 | 12/18/2002 | 237 | 03/01/03 | Group II | | | N |
| 1997177 | 6.875 | Stated | AA | 718 | 165,000.00 | 0.00 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | | | N |
| 1997276 | 10.800 | Full | B- | 517 | 100,000.00 | 0.00 | 1 | 1/3/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1997300 | 6.600 | Limited | A | 647 | 600,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1997417 | 5.800 | Full | A | 654 | 465,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1997433 | 5.850 | Stated | A | 723 | 450,000.00 | 450000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1997474 | 8.250 | Stated | B | 567 | 475,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1997767 | 9.250 | Full | A- | 463 | 90,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1997838 | 8.600 | Full | B | 538 | 100,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1998035 | 7.950 | Stated | A | 614 | 153,000.00 | 151,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1998084 | 10.990 | Stated | A | 642 | 265,000.00 | 240,000.00 | 2 | 1/3/2003 | 237 | 03/01/03 | Group I | | | N |
| 1998175 | 8.250 | Stated | A | 681 | 165,000.00 | 140,000.00 | 2 | 12/30/2002 | 177 | 03/01/03 | Group II | | | N |
| 1998217 | 6.250 | Stated | A | 729 | 745,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 1998233 | 11.750 | Stated | A | 659 | 265,000.00 | 265000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 1998241 | 11.250 | Full | B- | 510 | 102,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group I | | | N |
| 1998340 | 6.250 | Full | A | 724 | 599,000.00 | 599000 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 1998357 | 11.550 | Full | B- | 538 | 155,000.00 | 155,000.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1998407 | 8.950 | Stated | AA | 657 | 115,000.00 | 153,338.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | | | N |
| 1998498 | 9.200 | Limited | A- | 572 | 70,000.00 | 70000 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1998506 | 9.000 | Full | A- | 537 | 75,000.00 | 75,000.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 1998589 | 7.250 | Full | A | 602 | 230,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 1998654 | 10.500 | Stated | A | 754 | 600,000.00 | 495,000.00 | 2 | 1/22/2003 | 178 | 04/01/03 | Group II | | | N |
| 1998779 | 10.750 | Full | A- | 481 | 275,000.00 | 216000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. Systems Analyst
Capital Market Division
(714)541-4379 x.7261
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5041 | | | | | | | | | | | | 8.267 | | | | 927,853,520.25 | 926,895,587.98 | 926,370,950.24 |
| 998785 | 0074152273 | CAMILLE J RODGERS | 405 JOHNSON STREET | MODESTO | CA | 95354 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 9.70 | 02/01/03 | 01/01/33 | 1,599.76 | 187,000.00 | 186,872.93 | 186,733.32 |
| 998811 | 0074152299 | ROBERT LOWE | 5371 E 650 N | ROCHESTER | IN | 46975 | OWNER-OCC | SFR | 360 | 64.66 | 64.66 | 10.90 | 03/01/03 | 02/01/33 | 513.40 | 54,340.00 | 54,320.19 | 54,300.20 |
| 998888 | 0074152364 | JUAN C OCAMPO | 3645 LYNNFIELD DRIVE | FORT WORTH | TX | 76103 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.65 | 04/01/03 | 03/01/33 | 432.78 | 43,200.00 | 43,200.00 | 43,188.64 |
| 998902 | 0074152380 | RONDA K PRICE | 215 S 9TH ST | NORFOLK | NE | 68701 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.10 | 02/01/03 | 01/01/33 | 469.92 | 53,100.00 | 53,053.82 | 53,030.44 |
| 998928 | 0074152406 | SHERRI LONG | 457 E 1225 NORTH | OGDEN | UT | 84404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 02/01/03 | 01/01/33 | 639.89 | 68,000.00 | 67,974.15 | 67,924.15 |
| 998951 | 0074152430 | SIAOSI MANU | 1877 MELROSE AVENUE | CHULA VISTA | CA | 91911 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 346.79 | 32,000.00 | 31,932.76 | 31,898.84 |
| 999009 | 0074152489 | DAGOBERTO A RINCON | 18355 NW 61ST AVENUE | HIALEAH | FL | 33015 | NON OWNER | PUD | 360 | 70.00 | 70.00 | 7.90 | 02/01/03 | 01/01/33 | 915.78 | 126,000.00 | 125,876.97 | 125,739.43 |
| 999090 | 0074152570 | VIRGIL EVJEN | 219 SE 2ND STREET | HAYFIELD | MN | 55940 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.35 | 04/01/03 | 03/01/33 | 583.24 | 55,250.00 | 55,250.00 | 55,235.37 |
| 999157 | 0074152630 | JAMES M HARDWICK | 27 DIXIE LANE | JACKSON | TN | 38301 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 02/01/03 | 01/01/33 | 634.42 | 67,150.00 | 67,100.83 | 67,075.81 |
| 999264 | 0074152737 | WILFRED M LOPEZ | 10354 S GREEN BAY AVE | CHICAGO | IL | 60617 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 958.15 | 112,000.00 | 111,947.18 | 111,893.94 |
| 999405 | 0074152889 | BRUCE SMITH | 3302 E 2ND STREET | DAYTON | OH | 45403 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.55 | 03/01/03 | 02/01/33 | 477.61 | 52,000.00 | 52,000.00 | 51,958.93 |
| 999421 | 0074152885 | WILLIAM MAITLAND | 3521 CALLE DEL SOL | IRVING | TX | 75062 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 03/01/03 | 02/01/33 | 1,176.11 | 115,200.00 | 115,166.29 | 115,132.25 |
| 999439 | 0074152893 | LARRY DAVIS | 523 E 7TH STREET | RUSHVILLE | IN | 46173 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.55 | 02/01/03 | 01/01/33 | 591.50 | 59,500.00 | 59,462.20 | 59,443.02 |
| 999488 | 0074152943 | DONALD S KIPPER | 536 N HIGHLAND AVE | LOS ANGELES | CA | 90036 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 6.70 | 02/01/03 | 01/01/33 | 4,152.37 | 643,500.00 | 641,812.12 | 641,812.12 |
| 999512 | 0074152976 | MARIA PADILLA | 113 RUSKIN AVE | SPRING HILL | FL | 34606 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 | 03/01/03 | 02/01/33 | 668.70 | 85,000.00 | 84,951.09 | 84,901.83 |
| 999603 | 0074153065 | CEADRICK L ROCKER | 1517 N HURON STREET | TOLEDO | OH | 43604 | NON OWNER | SFR | 360 | 60.00 | 60.00 | 12.10 | 04/01/03 | 03/01/33 | 808.33 | 78,000.00 | 78,000.00 | 77,978.17 |
| 999678 | 0074153131 | VENITIUS BRADSHAW | 3328 VIA BARBA | LOMPOC | CA | 93436 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 03/01/03 | 02/01/33 | 1,580.20 | 196,400.00 | 196,292.72 | 196,184.64 |
| 999728 | 0074153180 | KELLY HUTSELL | 1745 KAY LANE | AZLE | TX | 76020 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 8.30 | 03/01/03 | 02/01/33 | 740.37 | 89,600.00 | 89,554.03 | 89,507.70 |
| 999827 | 0074153289 | ALFRED R NUTTING III | 11 BIRNAM WOODS ROAD | BETHEL | CT | 6801 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.25 | 04/01/03 | 03/01/33 | 4,470.04 | 595,000.00 | 595,000.00 | 594,620.59 |
| 999868 | 0074153321 | ALLEN H FIELDS | 1403 E 27TH STREET | BRYAN | TX | 77802 | OWNER-OCC | SFR | 360 | 67.80 | 67.80 | 12.15 | 03/01/03 | 02/01/33 | 416.07 | 40,000.00 | 39,984.93 | 39,973.71 |
| 999878 | 0074153339 | JANET CHALMERS | 480 CARPENTER | MEMPHIS | TN | 38112 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.60 | 03/01/03 | 02/01/33 | 291.28 | 41,250.00 | 41,211.75 | 41,180.99 |
| 000038 | 0074153420 | CHARLES TOTH | 17 BEECHWOOD DRIVE | WALLINGFORD | CT | 6492 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.88 | 03/01/03 | 02/01/33 | 1,208.48 | 150,450.00 | 150,367.64 | 150,284.68 |
| 000054 | 0074153446 | ANTONIO DIXON | 14 FREDERICK AVENUE | ROOSEVELT | NY | 11575 | OWNER-OCC | SFR | 360 | 72.17 | 72.17 | 11.25 | 03/01/03 | 02/01/33 | 1,612.30 | 166,000.00 | 165,943.95 | 165,887.37 |
| 000104 | 0074153495 | JAMES W BRYANT | 30 INDIAN POINT ROAD | NOBLEBORO | ME | 4555 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.99 | 03/01/03 | 02/01/33 | 3,615.60 | 544,000.00 | 543,553.20 | 543,103.80 |
| 000211 | 0074153603 | GILBERTO MALDONADO | 45 LA BREA WAY | SAN RAFAEL | CA | 94903 | OWNER-OCC | SFR | 360 | 82.22 | 82.22 | 6.75 | 02/01/03 | 01/01/33 | 2,399.82 | 370,000.00 | 369,361.07 | 369,038.91 |
| 996401 | 0074153644 | ROBERT E FARLOW | 6610 COOPER SPUR ROAD | MOUNT HOOD PARKDAL | OR | 97041 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.65 | 02/01/03 | 01/01/33 | 1,534.80 | 169,750.00 | 169,621.90 | 169,556.99 |
| 997334 | 0074153669 | KAI J PARKER | 2723 KENCO AVENUE | REDDING | CA | 96002 | OWNER-OCC | SFR | 360 | 79.20 | 79.20 | 8.53 | 02/01/03 | 01/01/33 | 762.98 | 99,000.00 | 98,880.34 | 98,818.72 |
| 997847 | 0074153683 | MERRY HAGGARD | 42 COUNTRY CLUB DRIVE SW | LAKEWOOD | WA | 98498 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.40 | 03/01/03 | 02/01/33 | 3,378.68 | 372,400.00 | 372,248.78 | 372,096.27 |
| 998124 | 0074153719 | JEROME BOGAN | 6907 MIDDLEBROOK CV | MEMPHIS | TN | 38141 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.95 | 03/01/03 | 02/01/33 | 1,053.46 | 102,800.00 | 102,770.28 | 102,740.22 |
| 999900 | 0074153743 | CHRIS BROOKS | 60 BUCKSKIN CIRCLE | WILLIFORD | AR | 72482 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 02/01/03 | 01/01/33 | 366.71 | 42,500.00 | 42,480.58 | 42,440.83 |
| 000278 | 0074153859 | ERSEL MAGITT | 326 WEST NUBIA STREET | SAN DIMAS | CA | 91773 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.80 | 03/01/03 | 02/01/33 | 1,837.00 | 196,000.00 | 195,927.00 | 195,853.34 |
| 000338 | 0074153817 | RODNEY F DILLON | 4021 W CARTER ROAD | PHOENIX | AZ | 85041 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 291.83 | 26,938.00 | 26,881.40 | 26,852.68 |
| 000369 | 0074153841 | SHARLET GRAHAM | 208 SAN MATEO AVENUE | GERBER | CA | 96035 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.90 | 03/01/03 | 02/01/33 | 375.93 | 43,200.00 | 43,178.40 | 43,158.68 |
| 000427 | 0074154006 | JOEL CARREJO | 1705 FERN PLACE | VALLEJO | CA | 94590 | OWNER-OCC | SFR | 360 | 55.50 | 55.50 | 8.80 | 03/01/03 | 02/01/33 | 964.93 | 122,100.00 | 121,760.83 | 121,760.83 |
| 000484 | 0074154063 | RICK HAWKINS | 210 WALNUT GROVE | BOERNE | TX | 78006 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.70 | 02/01/03 | 01/01/33 | 2,975.70 | 417,372.00 | 416,774.97 | 416,473.66 |
| 000534 | 0074154112 | CHARLES WILSON | 157 GREAT CREEK COURT | BRACEY | VA | 23919 | OWNER-OCC | SFR | 360 | 87.07 | 87.07 | 9.25 | 03/01/03 | 02/01/33 | 1,563.09 | 190,000.00 | 189,802.32 | 189,702.16 |
| 000617 | 0074154196 | RICK HAWKINS | 210 WALNUT GROVE | BOERNE | TX | 78006 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/18 | 1,105.39 | 104,344.00 | 103,828.72 | 103,564.92 |
| 000682 | 0074154261 | MARIA DORFER | 2228 PIMLICO WAY | SANTA ROSA | CA | 95401 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.20 | 03/01/03 | 02/01/33 | 2,092.37 | 308,250.00 | 307,762.60 | 307,783.80 |
| 000740 | 0074154311 | DIANNE SHAW | 855 E JOHNSON | BATON ROUGE | LA | 70802 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 02/01/03 | 01/01/33 | 470.11 | 46,750.00 | 46,721.26 | 46,706.68 |
| 000819 | 0074154352 | LAURA WESTLUND | 1412 123RD AVENUE SE | BELLEVUE | WA | 98005 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.13 | 02/01/03 | 01/01/33 | 1,477.71 | 243,200.00 | 242,728.04 | 242,487.24 |
| 000831 | 0074154378 | MORRIS DAVIS | 26301 119TH DR SE | KENT | WA | 98030 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 03/01/03 | 02/01/23 | 433.00 | 44,900.00 | 44,840.79 | 44,781.09 |
| 000849 | 0074154386 | LANAE HOWDY | 6348 DISA LANE | ANDERSON | CA | 96007 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 12.40 | 02/01/03 | 01/01/33 | 1,152.75 | 108,800.00 | 108,742.74 | 108,713.66 |
| 001094 | 0074154543 | HAROLD JOSEFOWITZ | 1001 2ND AVE | WALL | NJ | 7719 | OWNER-OCC | SFR | 360 | 60.98 | 60.98 | 8.75 | 03/01/03 | 02/01/33 | 983.38 | 125,000.00 | 124,855.17 | 124,855.17 |
| 001169 | 0074154618 | KATHERYN E STEPHENS | 3701 IOWA AVENUE | RIVERBANK | CA | 95367 | OWNER-OCC | SFR | 360 | 46.15 | 46.15 | 8.35 | 02/01/03 | 01/01/33 | 454.99 | 60,000.00 | 59,924.76 | 59,886.75 |
| 001235 | 0074154675 | ARMANDO MARTINEZ | 1784 ROCHESTER STREET | TRACY | CA | 95377 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 597.57 | 63,000.00 | 62,740.63 | 62,740.63 |
| 001284 | 0074154717 | ELIZABETH HERNANDEZ | 4111 JALAPA STREET | LAREDO | TX | 78046 | OWNER-OCC | SFR | 360 | 79.40 | 79.40 | 10.55 | 03/01/03 | 02/01/33 | 679.68 | 74,000.00 | 73,970.90 | 73,437.19 |
| 001300 | 0074154725 | LESIA A ROSE | 1771 ALEMEDA AVENUE SW | BIRMINGHAM | AL | 35211 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.35 | 03/01/03 | 02/01/33 | 529.09 | 63,750.00 | 63,717.63 | 63,685.01 |
| 001375 | 0074154774 | LIBORIO RAMIREZ | 718 5TH AVENUE | REDWOOD CITY | CA | 94063 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.35 | 02/01/03 | 01/01/33 | 3,252.78 | 360,000.00 | 359,703.21 | 359,552.89 |
| 001425 | 0074154824 | FERNANDO NAVA | 3635 NORTHWOOD DRIVE #B | CONCORD | CA | 94520 | OWNER-OCC | PUD | 360 | 84.00 | 84.00 | 6.50 | 02/01/03 | 01/01/33 | 1,126.25 | 178,500.00 | 178,176.34 | 178,013.25 |
| 001441 | 0074154832 | KENT L BECKER | 9039 3RD AVE S | SEATTLE | WA | 98108 | NON OWNER | SFR | 360 | 76.28 | 76.28 | 6.50 | 02/01/03 | 01/01/33 | 865.94 | 137,000.00 | 136,826.41 | 136,626.41 |
| 001490 | 0074154873 | MARK A POTEAT | 9510 W GLASS LANE | SPOKANE | WA | 99224 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.85 | 02/01/03 | 01/01/33 | 1,230.01 | 141,950.00 | 141,819.79 | 141,753.88 |
| 001532 | 0074154907 | KATHLEEN BELSHA | 13814 11TH AVE NW | GIG HARBOR | WA | 98332 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 03/01/03 | 02/01/33 | 1,934.94 | 200,000.00 | 200,000.00 | 199,862.82 |
| 001789 | 0074155110 | LILIANA ARANDA | 1351 SHAWN DRIVE #2 | SAN JOSE | CA | 95118 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 6.85 | 02/01/03 | 01/01/33 | 1,381.28 | 210,800.00 | 210,263.03 | 210,263.03 |
| 001805 | 0074155136 | MATTHEW D MENESINI | 738 BOULDER DRIVE | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 8.75 | 02/01/03 | 01/01/23 | 603.28 | 63,600.00 | 63,338.24 | 63,338.24 |
| 001821 | 0074155151 | XAVIER A SCHOTT | 297 ROBLES DRIVE | SANTA CRUZ | CA | 95060 | OWNER-OCC | SFR | 180 | 79.63 | 79.63 | 6.88 | 02/01/03 | 01/01/18 | 3,633.10 | 434,000.00 | 427,034.98 | 425,492.87 |
| 001853 | 0074155250 | JESSE L PARENT | 2118 MCDOUGALL AVE | EVERETT | WA | 98201 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 350.72 | 34,000.00 | 33,920.98 | 33,880.90 |
| 001978 | 0074155276 | KEVIN R BAILEY | 16731 SE TEN EYCK ROAD | SANDY | OR | 97055 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 03/01/03 | 02/01/23 | 237.24 | 24,600.00 | 24,567.54 | 24,534.84 |
| 002078 | 0074155359 | KENNETH A GALLARDO | 7227 ROSENCRANS WAY | SAN JOSE | CA | 95139 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.30 | 03/01/03 | 02/01/33 | 2,605.17 | 380,000.00 | 379,411.21 | 379,411.21 |
| 002128 | 0074155409 | NATHANIEL MASON JR | 367 NEWBURY STREET | HERCULES | CA | 94547 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 738.78 | 78,400.00 | 78,187.88 | 78,085.23 |
| 002142 | 0074155425 | DANNY JACKSON | 1137 HOPE BEASLEY ROAD | SANDY RIDGE | NC | 27046 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.45 | 02/01/03 | 01/01/33 | 789.19 | 80,000.00 | 79,948.04 | 79,921.69 |
| 002209 | 0074155468 | RICARDO L JUHI | 2585 BRENFORD DRIVE | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 82.00 | 82.00 | 7.50 | 02/01/03 | 01/01/33 | 2,471.17 | 353,420.00 | 352,893.78 | 352,628.20 |
| 002233 | 0074155490 | OLGA HUIZAR | 7881 WHITWORTH ROAD | GUSTINE | CA | 95322 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 466.48 | 42,200.00 | 42,004.69 | 41,905.75 |
| 002282 | 0074155524 | THOR A CALL | 505 S 1045 WEST | OREM | UT | 84058 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 319.77 | 31,000.00 | 30,927.89 | 30,891.43 |
| 002449 | 0074155664 | MICHAEL J CHURCH | 3123 PIONEER LANE | REDDING | CA | 96001 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 12.25 | 02/01/03 | 01/01/23 | 381.10 | 34,070.00 | 34,003.08 | 33,965.87 |
| 002484 | 0074155680 | VICKY G NAVARRO | 17841 ROSCOE BOULEVARD #1 | LOS ANGELES | CA | 91325 | OWNER-OCC | CONDO | 360 | 75.71 | 75.71 | 6.38 | 03/01/03 | 02/01/33 | 661.31 | 106,000.00 | 105,901.83 | 105,803.11 |
| 002480 | 0074155708 | ISAAC GREENE | 4288 MISTLETOE DRIVE | BELTON | TX | 76513 | OWNER-OCC | MANU/MOBIL | 360 | 66.55 | 66.55 | 11.80 | 03/01/03 | 02/01/33 | 672.99 | 66,550.00 | 66,529.07 | 66,511.95 |
| 002514 | 0074155730 | ROBERT G HENNIS | 2420 ROYALWOOD RD | BROADVIEW HEIGHTS | OH | 44147 | OWNER-OCC | SFR | 360 | 79.70 | 79.70 | 6.88 | 04/01/03 | 03/01/33 | 1,308.84 | 199,250.00 | 199,250.00 | 199,082.60 |
| 002587 | 0074155805 | MARY E KIM | 2525 ELSBY AVENUE | UNION CITY | CA | 94587 | OWNER-OCC | 2-4 UNITS | 360 | 70.00 | 70.00 | 8.20 | 03/01/03 | 02/01/33 | 2,143.85 | 350,000.00 | 349,664.88 | 349,327.83 |
| 002613 | 0074155813 | JAVIER SILVA | 3450 GLADDING ROAD | LINCOLN | CA | 95648 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 7.40 | 02/01/03 | 01/01/33 | 2,367.94 | 342,000.00 | 341,480.52 | 341,218.38 |
| 002712 | 0074155912 | THAI-BINH NGUYEN | 3058 SHADOW SPRINGS PLACE | SAN JOSE | CA | 95121 | OWNER-OCC | CONDO | 360 | 89.80 | 89.80 | 7.30 | 02/01/03 | 01/01/33 | 1,569.96 | 229,000.00 | 228,488.01 | 228,448.01 |
| 002803 | 0074155987 | MICHAEL PASLEY | 2245 109TH AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 710.87 | 70,000.00 | 69,832.07 | 69,746.98 |
| 002837 | 0074156018 | JESSE E RAMIREZ | 3129 EAST NEVADA AVENUE | FRESNO | CA | 93703 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 181.73 | 17,900.00 | 17,857.05 | 17,835.29 |
| 002910 | 0074156092 | ALAN T HOLMES | 457 RIDGE CUT ROAD | EARLY BRANCH | SC | 29916 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.70 | 03/01/03 | 02/01/33 | 1,689.38 | 168,000.00 | 167,948.62 | 167,880.74 |
| 003108 | 0074156282 | CHRISTOPHER ZONA | 204 ROSEMONT | BELTON | TX | 76513 | OWNER-OCC | MANU/MOBIL | 360 | 70.00 | 70.00 | 11.45 | 03/01/03 | 02/01/33 | 718.16 | 72,800.00 | 72,800.00 | 72,762.73 |
| 003118 | 0074156290 | ANN M KEPICH | 1514 CONNIE AVE | MADISON HEIGHTS | MI | 48071 | OWNER-OCC | SFR | 360 | 58.33 | 58.33 | 12.75 | 02/01/03 | 01/01/33 | 950.86 | 87,500.00 | 87,478.63 | 87,435.81 |
| 003165 | 0074156340 | DOUGLAS L BERRY | 6029 N ELMS ROAD | CLIO | MI | 48420 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.90 | 02/01/03 | 01/01/33 | 978.97 | 112,500.00 | 113,387.60 | 113,346.21 |
| 003231 | 0074156415 | CHARLES GRIGSBY III | 7287 GREEN MOUNTAIN CT | LAS VEGAS | NV | 89135 | OWNER-OCC | PUD | 360 | 78.84 | 78.84 | 7.13 | 02/01/03 | 01/01/33 | 5,048.18 | 749,000.00 | 747,798.53 | 747,192.43 |
| 003264 | 0074156449 | JAMES H BUZZELL | 423 2ND AVENUE NW | KENMARE | ND | 58746 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.10 | 03/01/03 | 02/01/33 | 453.88 | 51,300.00 | 51,277.79 | 51,255.39 |
| 003298 | 0074156472 | FLORENE DUNCAN | 3238 FM WEST 243 | BERTRAM | TX | 78605 | OWNER-OCC | SFR | 360 | 58.07 | 58.07 | 6.65 | 03/01/03 | 02/01/33 | 578.00 | 90,000.00 | 89,893.86 | 89,893.86 |
| 003348 | 0074156522 | CHERYL GRAF-E | 32 BURR STREET | BARNEGAT | NJ | 8005 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.45 | 04/01/03 | 03/01/33 | 1,494.05 | 164,000.00 | 164,000.00 | 163,934.12 |
| 003405 | 0074156589 | MURDOCK WILLIAMS | 18574 MARILLA STREET | LOS ANGELES | CA | 91324 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.75 | 03/01/03 | 02/01/33 | 3,131.44 | 482,800.00 | 481,966.78 | 481,566.28 |
| 003447 | 0074156621 | TOBY R TROUTMAN | 10863 HIGHWAY 319 WEST | AUSTIN | AR | 72007 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.75 | 03/01/03 | 02/01/33 | 2,493.12 | 348,000.00 | 347,754.38 | 347,507.17 |
| 003487 | 0074156647 | JAMES W MCKELVEY | 808 CIMARRON AVE | LA JUNTA | CO | 81050 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 02/01/03 | 01/01/33 | 547.62 | 64,000.00 | 63,969.81 | 63,908.70 |
| 003504 | 0074156688 | JESSICA MATA | 2445 W CRESCENT AVENUE | ANAHEIM | CA | 92801 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 639.38 | 59,000.00 | 58,938.32 | 58,876.03 |
| 003548 | 0074156720 | EDGAR ACKERMAN | 1111 HERMAN DRIVE 14D | HOUSTON | TX | 77004 | OWNER-OCC | CONDO | 360 | 61.91 | 61.91 | 6.60 | 02/01/03 | 01/01/33 | 4,151.29 | 650,000.00 | 648,844.75 | 648,261.80 |
| 003578 | 0074156803 | ELIZABETH VAN GENDEREN | 8835 CERRO BAJO DR | SAN ANTONIO | TX | 78244 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.85 | 02/01/03 | 01/01/33 | 353.30 | 34,400.00 | 34,363.90 | 34,351.22 |
| 003637 | 0074156811 | EDUARDO L MANAG | 291 CANTERBURY AVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 02/01/03 | 01/01/33 | 2,837.38 | 456,000.00 | 454,730.08 | 454,720.08 |
| 003728 | 0074156902 | ELIZABETH A KINDRED | 7880 S STATE ROAD 135 | COLUMBUS | IN | 47201 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.45 | 03/01/03 | 02/01/33 | 1,183.78 | 120,000.00 | 119,922.07 | 119,922.07 |
| 003738 | 0074156918 | LISA KELLEY | 3002 OSAGE ST | FORT WORTH | TX | 76114 | OWNER-OCC | MANU/MOBIL | 180 | 67.83 | 67.83 | 7.75 | 03/01/03 | 02/01/18 | 338.88 | 36,000.00 | 35,788.59 | 35,768.59 |
| 003751 | 0074156936 | PATRICK O FRANKLIN | 14503 PARKESGATE DRIVE | HOUSTON | TX | 77083 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 10.00 | 03/01/03 | 02/01/33 | 1,080.47 | 123,165.00 | 123,110.50 | 123,055.55 |
| 003783 | 0074156977 | GREGORY K BOUDREAUX | 1311 E STREET | VINTON | LA | 70668 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 13.00 | 03/01/03 | 02/01/33 | 486.73 | 44,000.00 | 44,000.00 | 43,979.78 |
| 003801 | 0074156985 | DOYLE AARON | 465 SW 5 AVE | FORT LAUDERDALE | FL | 33315 | OWNER-OCC | TOWNHOUSI | 360 | 80.00 | 80.00 | 7.55 | 03/01/03 | 02/01/33 | 3,513.21 | 500,000.00 | 499,632.62 | 499,262.83 |
| 003835 | 0074157017 | CECILIA EARL | 918 IRON DRIVE | VACAVILLE | CA | 95687 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 02/01/03 | 01/01/33 | 2,569.79 | 272,000.00 | 271,800.88 | 271,698.83 |
| 003843 | 0074157025 | ROBERTA HOSKINS | 17114 BULL CHURCH RD | WOODFORD | VA | 22580 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 7.90 | 03/01/03 | 02/01/33 | 854.73 | 117,600.00 | 117,519.47 | 117,438.41 |
| 003884 | 0074157066 | THUY KHA | 543-45 CANARY LANE | RED OAK | TX | 75154 | OWNER-OCC | 2-4 UNITS | 180 | 10.00 | 90.00 | 11.50 | 03/01/03 | 02/01/18 | 137.65 | 11,800.00 | 11,775.23 | 11,750.23 |
| 003967 | 0074157140 | STEVEN M DEWEY | 1238 NW 8TH STREET | HOMESTEAD | FL | 33030 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 | 9.50 | 02/01/03 | 01/01/18 | 178.69 | 18,920.00 | 18,780.78 | 18,780.78 |
| 003991 | 0074157173 | HERMANN R TEEL | 11490 AUDELIA ROAD | DALLAS | TX | 75243 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 12.05 | 03/01/03 | 02/01/33 | 426.41 | 41,300.00 | 41,288.31 | 41,276.50 |
| 004072 | 0074157256 | PETER K AMAN | 6308 INDIAN CANYON DRIVE | AUSTIN | TX | 78746 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,414.28 | 388,000.00 | 387,638.92 | 387,275.87 |
| 004155 | 0074157330 | RICHARD SKALA | 1268 SIOUX COURT | FREMONT | CA | 94539 | OWNER-OCC | SFR | 360 | 73.12 | 73.12 | 7.75 | 02/01/03 | 01/01/33 | 4,871.61 | 680,000.00 | 679,037.02 | 678,550.86 |
| 004183 | 0074157363 | GLORIA CURRENCE | 322 FRIENDSHIP DRIVE | ROCK HILL | SC | 29730 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.25 | 03/01/03 | 02/01/33 | 619.18 | 63,750.00 | 63,728.48 | 63,706.75 |
| 004197 | 0074157371 | JAIME D SANCHEZ | 704 N BRADY AVENUE | DENVER CITY | TX | 79323 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.30 | 03/01/03 | 02/01/33 | 351.02 | 36,000.00 | 35,339.00 | 35,320.73 |
| 004239 | 0074157397 | LEOLA RICHARDSON | 2821 KIMBERLY DRIVE | PINE BLUFF | AR | 71603 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 482.82 | 55,250.00 | 55,225.79 | 55,200.38 |
| 004254 | 0074157413 | HENRY J SUMAMPOUW | 15337 TOBARRA ROAD | FONTANA | CA | 92337 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 409.21 | 39,000.00 | 38,912.43 | 38,868.02 |
| 004429 | 0074157587 | MICHAEL E WICKHAM JR | 1013 WOODLAND DRIVE | SANTA PAULA | CA | 93060 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 549.96 | 57,980.00 | 57,821.82 | 57,741.46 |
| 004443 | 0074157603 | ELVIA LOBOS | 726 E 112TH ST | LOS ANGELES | CA | 90059 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 304.29 | 29,000.00 | 28,934.87 | 28,901.84 |
| 004452 | 0074157611 | CHRISTINA DEL TORO | 4017 EAGLE AVENUE | MCALLEN | TX | 78501 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.00 | 03/01/03 | 02/01/33 | 677.49 | 77,200.00 | 77,131.40 | 77,131.40 |
| 004483 | 0074157645 | BONNIE PRITZKER | 2138 GLENCOE AVENUE | VENICE | CA | 90291 | OWNER-OCC | SFR | 360 | 78.51 | 78.50 | 6.99 | 03/01/03 | 02/01/33 | 4,319.77 | 649,950.00 | 649,418.79 | 648,878.27 |

| LOAN NUMBER | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | | | | | | | 349.61 | | | | | |
| 998785 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 9.700 | Full | B | 468 | 220,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 998811 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 555 | 83,650.00 | 0.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 998888 | ARM | 5.750 | 17.650 | 11.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.650 | Full | B- | 535 | 54,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 998902 | ARM | 5.750 | 16.100 | 10.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.100 | Full | A- | 518 | 59,000.00 | 0 | 1 | 12/27/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 998928 | ARM | 6.750 | 16.850 | 10.850 | 1 | 1 | 01/01/05 | PURCHASE | 10.850 | Full | B- | 528 | 85,000.00 | 85000 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 998951 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 648 | 200,000.00 | 160000 | 1 | 12/20/2002 | 237 | 03/01/03 | Group II | | | N |
| 999009 | ARM | 4.990 | 13.900 | 7.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.900 | Stated | A | 630 | 180,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999090 | ARM | 6.750 | 18.350 | 12.350 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 12.350 | Full | D | 501 | 85,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 999157 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.900 | Full | B | 502 | 79,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999264 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | B | 505 | 140,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999405 | ARM | 5.990 | 16.550 | 10.550 | 1 | 1 | 02/01/05 | PURCHASE | 10.550 | Full | B | 527 | 65,000.00 | 65,000.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 999421 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | PURCHASE | 11.900 | Full | C | 513 | 147,500.00 | 144000 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999439 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.550 | Full | B- | 526 | 70,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999488 | FXD | 0.000 | 6.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.700 | Full | A | 676 | 990,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | | | N |
| 999512 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 501 | 100,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999603 | FXD | 0.000 | 12.100 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.100 | Stated | B- | 523 | 130,000.00 | 0.00 | 1 | 2/6/2003 | 359 | 03/01/03 | Group I | | | N |
| 999678 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.000 | Full | A- | 519 | 245,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999728 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.300 | Stated | A | 610 | 112,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group I | | | N |
| 999827 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.250 | Full | A- | 533 | 700,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999868 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.150 | Full | B- | 481 | 59,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999878 | ARM | 5.990 | 13.600 | 7.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.600 | Full | B | 582 | 55,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000038 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | B | 517 | 177,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000054 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.250 | Full | B- | 495 | 230,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000104 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.990 | Full | A | 642 | 640,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000211 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 6.750 | Stated | AA | 745 | 450,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 996401 | ARM | 6.750 | 16.650 | 10.650 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.650 | Full | A- | 492 | 195,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 997334 | ARM | 5.990 | 14.525 | 8.525 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.525 | Full | A- | 509 | 125,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 997847 | ARM | 5.990 | 16.400 | 10.400 | 1 | 1 | 02/01/05 | PURCHASE | 10.400 | Full | B | 473 | 472,000.00 | 465500 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 998124 | ARM | 6.250 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | PURCHASE | 11.950 | Full | B- | 603 | 128,500.00 | 128500 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 999900 | ARM | 5.990 | 15.800 | 8.800 | 3 | 1 | 01/01/06 | PURCHASE | 8.800 | Full | B | 592 | 50,000.00 | 50,000.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000278 | ARM | 6.250 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Stated | B- | 487 | 280,000.00 | 0.00 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000338 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 650 | 134,600.00 | 134600 | 1 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 000369 | FXD | 0.000 | 9.900 | 0.000 | 0 | 0 | | PURCHASE | 9.900 | Full | C | 548 | 57,000.00 | 54,000.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | | | N |
| 000427 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Full | B | 658 | 220,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 000484 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 | | PURCHASE | 7.700 | Full | A | 688 | 550,000.00 | 521,718.00 | 1 | 12/31/2002 | 357 | 02/01/03 | Group II | | | N |
| 000534 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 513 | 231,500.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000617 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 681 | 550,000.00 | 521,718.00 | 1 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 000682 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 02/01/05 | PURCHASE | 7.200 | Full | A | 639 | 342,500.00 | 342500 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 000740 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 479 | 55,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000819 | ARM | 4.250 | 12.125 | 6.125 | 1 | 1 | 01/01/05 | PURCHASE | 6.125 | Stated | AA | 688 | 320,000.00 | 304000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 000831 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 668 | 224,500.00 | 224,500.00 | 1 | 1/9/2003 | 238 | 03/01/03 | Group II | | | N |
| 000849 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 01/01/05 | PURCHASE | 12.400 | Full | B- | 539 | 138,000.00 | 136000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001094 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.750 | Full | A- | 618 | 205,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 001169 | ARM | 5.750 | 14.350 | 8.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.350 | Full | B- | 0 | 130,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001235 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 688 | 315,000.00 | 315000 | 1 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 001284 | ARM | 5.750 | 16.550 | 10.550 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 10.550 | Stated | A- | 558 | 93,100.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001300 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.350 | Full | B | 524 | 75,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001375 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.350 | Full | B- | 530 | 450,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001425 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.500 | Full | AA | 698 | 212,500.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001441 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.500 | Stated | A | 634 | 175,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | | | N |
| 001490 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.850 | Full | B | 530 | 167,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 001532 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | PURCHASE | 11.200 | Full | B- | 479 | 250,000.00 | 250000 | 1 | 2/10/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 001789 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 6.850 | Full | A | 624 | 248,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 001805 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | PURCHASE | 8.750 | Full | A | 761 | 318,000.00 | 318000 | 1 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 001821 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | AA | 669 | 545,000.00 | 0.00 | 1 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 001853 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 678 | 170,000.00 | 170,000.00 | 1 | 1/10/2003 | 237 | 03/01/03 | Group I | | | N |
| 001978 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 674 | 130,000.00 | 123000 | 1 | 1/13/2003 | 238 | 03/01/03 | Group I | | | N |
| 002078 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | PURCHASE | 7.300 | Stated | A | 718 | 478,000.00 | 475,000.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 002128 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 677 | 392,000.00 | 392,000.00 | 1 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 002142 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 01/01/05 | PURCHASE | 11.450 | Full | B- | 485 | 100,000.00 | 100,000.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 002209 | ARM | 5.750 | 13.500 | 7.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.500 | Full | A- | 530 | 431,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 002233 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 718 | 215,000.00 | 211000 | 1 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 002282 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 665 | 158,000.00 | 155,000.00 | 1 | 1/3/2003 | 237 | 03/01/03 | Group II | | | N |
| 002449 | FXD | 0.000 | 12.250 | 0.000 | 0 | 0 | | PURCHASE | 12.250 | Stated | A | 639 | 171,350.00 | 170,350.00 | 1 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 002484 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.375 | Stated | AA | 673 | 140,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | | | N |
| 002480 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.800 | Stated | C | 502 | 100,000.00 | 0.00 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 002514 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.875 | Stated | AA | 641 | 250,000.00 | 0.00 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | | | N |
| 002587 | FXD | 0.000 | 8.200 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.200 | Full | A | 688 | 500,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 002613 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 01/01/05 | PURCHASE | 7.400 | Full | A | 656 | 380,000.00 | 380,000.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 002712 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 01/01/05 | PURCHASE | 7.300 | Full | A | 619 | 255,000.00 | 255,000.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 002803 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 668 | 350,000.00 | 350000 | 1 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 002837 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 680 | 90,000.00 | 89,500.00 | 1 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 002910 | ARM | 6.750 | 17.700 | 11.700 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 11.700 | Full | C | 500 | 224,000.00 | 0 | 1 | 1/16/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 003108 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | PURCHASE | 11.450 | Stated | B- | 521 | 104,000.00 | 104,000.00 | 1 | 1/27/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 003118 | ARM | 6.750 | 18.750 | 12.750 | 3 | 1 | 01/01/06 | REFI-NO CASHOUT | 12.750 | Full | D | 511 | 150,000.00 | 0.00 | 1 | 12/26/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 003165 | ARM | 5.750 | 15.900 | 9.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.900 | Full | A- | 578 | 125,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003231 | ARM | 5.750 | 13.125 | 7.125 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.125 | Full | A- | 510 | 950,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003264 | ARM | 5.750 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.100 | Full | A- | 517 | 57,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003298 | FXD | 0.000 | 6.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.650 | Full | A | 641 | 155,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | | | N |
| 003348 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.450 | Full | B- | 449 | 205,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003405 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.750 | Stated | A | 674 | 568,000.00 | 0 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 003447 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.750 | Stated | A- | 605 | 435,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003487 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.700 | Full | B | 517 | 80,000.00 | 0 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 003504 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 647 | 295,000.00 | 295000 | 1 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 003548 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Full | A | 782 | ########## | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | | | N |
| 003578 | ARM | 6.250 | 17.850 | 11.850 | 1 | 1 | 01/01/05 | PURCHASE | 11.850 | Full | B- | 457 | 48,000.00 | 43000 | 1 | 12/23/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 003637 | ARM | 4.990 | 12.350 | 6.350 | 3 | 1 | 01/01/05 | PURCHASE | 6.350 | Stated | A | 678 | 570,000.00 | 570000 | 1 | 12/24/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 003728 | ARM | 6.750 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.450 | Full | C | 506 | 160,000.00 | 0 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 003738 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.750 | Stated | A | 704 | 53,000.00 | 0.00 | 1 | 1/15/2003 | 178 | 04/01/03 | Group II | | | N |
| 003751 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | PURCHASE | 10.000 | Full | B | 543 | 145,000.00 | 144900 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003783 | ARM | 6.750 | 19.000 | 13.000 | 1 | 1 | 02/01/05 | PURCHASE | 13.000 | Full | C | 523 | 55,000.00 | 55,000.00 | 1 | 1/29/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 003801 | ARM | 5.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | PURCHASE | 7.550 | Full | B | 658 | 625,000.00 | 625000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003835 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.900 | Full | B | 483 | 320,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003843 | ARM | 5.750 | 13.900 | 7.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.900 | Full | B | 569 | 168,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 003884 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Stated | A | 639 | 126,000.00 | 118000 | 1 | 1/9/2003 | 178 | 03/01/03 | Group I | | | N |
| 003967 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Full | A | 740 | 95,000.00 | 94,600.00 | 1 | 1/7/2003 | 177 | 04/01/03 | Group II | | | N |
| 003991 | FXD | 0.000 | 12.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.050 | Stated | B- | 474 | 59,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 004072 | ARM | 4.250 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.350 | Full | A | 673 | 485,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 05/01/03 | Group II | LIBOR | 6 | N |
| 004155 | ARM | 5.750 | 13.750 | 7.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.750 | Full | A- | 630 | 930,000.00 | 0.00 | 1 | 12/18/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 004183 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | PURCHASE | 11.250 | Full | B- | 605 | 77,000.00 | 75000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 004197 | ARM | 6.750 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.300 | Full | A- | 594 | 45,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 004239 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | PURCHASE | 9.950 | Full | B | 604 | 65,000.00 | 65000 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 004254 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 626 | 195,000.00 | 193,000.00 | 1 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 004429 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 740 | 290,000.00 | 289,900.00 | 1 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 004443 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 651 | 145,000.00 | 145,000.00 | 1 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 004452 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | PURCHASE | 10.000 | Full | B | 555 | 96,500.00 | 96,500.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 004483 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | | PURCHASE | 6.990 | Full | A | 705 | 818,000.00 | 817,500.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7251
nam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/9/2003 2:04 PM

*LONG BEACH MORTGAGE COMPANY*

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage**

Specialty Home Loans

Washington Mutual

| SELL LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.767) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (227,853,520.15) | PRINCIPAL BALANCE (226,895,547.95) | SCHEDULED BALANCE (226,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PPI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5004548 | 0074157728 | JOSE R MUNGUIA | 11857 MOLETTE STREET | NORWALK | CA | 90650 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.05 | 02/01/03 | 01/01/33 | 1,647.98 | 187,000.00 | 186,752.38 | 186,752.38 | ARM | 6.750 | 18.050 | 10.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.050 | Full | B- | 505 | 220,000.00 | 0 | 1 | 1/10/2003 | 357 | 04/01/03 | Group II | | | N |
| 5004565 | 0074157744 | SHELLY BERGER | 9029 SAINT IVES DRIVE | LOS ANGELES | CA | 90069 | OWNER-OCC | SFR | 360 | 71.56 | 71.56 | 7.40 | 03/01/03 | 02/01/33 | 6,663.20 | 968,000.00 | 965,268.81 | 964,532.71 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.400 | Full | A | 630 | ######## | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | | | N |
| 5004643 | 0074157801 | STANLEY M HEASLEY | 38434 187TH STREET EAST | PALMDALE | CA | 93591 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 199.45 | 18,400.00 | 18,341.71 | 18,341.71 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A- | 643 | 92,000.00 | 92,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5004650 | 0074157819 | ARLYNE R DOMANTAY | 9724 RAMSGATE PLAZA | GARDEN GROVE | CA | 92844 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.70 | 04/01/03 | 03/01/33 | 1,924.85 | 225,000.00 | 224,893.90 | 224,893.90 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | PURCHASE | 9.700 | Full | A- | 520 | 250,000.00 | 0 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5004728 | 0074157876 | IRENE GALIS | 24088 SKYLAND DRIVE | CRESTLINE | CA | 92325 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 298.28 | 29,360.00 | 29,344.92 | 29,273.61 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 690 | 147,000.00 | 146,800.00 | 2 | 12/31/2002 | 237 | 02/01/03 | Group I | | | N |
| 5004773 | 0074157918 | RAFAEL GUTIERREZ | 832 HANOVER STREET | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 360 | 78.16 | 78.16 | 8.60 | 03/01/03 | 02/01/33 | 2,449.07 | 383,000.00 | 382,858.83 | 382,318.38 | FXD | 0.000 | 8.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.600 | Stated | A- | 671 | 490,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | | | N |
| 5000798 | 0074158017 | RODOLFO M RAMOS | 6435 SANTA ROSA AVENUE | SPARKS | NV | 89436 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 02/01/03 | 01/01/33 | 1,788.17 | 225,000.00 | 224,745.48 | 224,618.61 | ARM | 6.750 | 14.850 | 8.850 | 1 | 1 | 01/01/05 | PURCHASE | 8.850 | Full | A | 525 | 250,000.00 | 250000 | 1 | 12/24/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5001508 | 0074158084 | TIMOTHY J FILE | 17818 NE 135TH ST | REDMOND | WA | 98052 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 04/01/03 | 03/01/33 | 2,199.44 | 256,000.00 | 256,000.00 | 255,880.56 | ARM | 6.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | PURCHASE | 8.750 | Stated | A | 535 | 320,000.00 | 320,000.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5001783 | 0074158130 | TERRY R HILDRETH | 34512 2ND AVENUE E | ROY | WA | 98580 | OWNER-OCC | MANUMOBIL | 360 | 90.00 | 90.00 | 9.10 | 02/01/03 | 01/01/33 | 1,132.51 | 139,500.00 | 139,274.38 | 139,274.38 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.100 | Full | A- | 538 | 155,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5001838 | 0074158163 | JEANNE M C PAPP | 1626 STILLMAN COURT | CONCORD | CA | 94518 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.40 | 02/01/03 | 01/01/33 | 2,897.61 | 418,500.00 | 417,858.91 | 417,358.88 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.400 | Full | A | 652 | 465,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group I | | | N |
| 5004742 | 0074158320 | WILLIE C CARTER | 8718 KENISTON AVENUE | LOS ANGELES | CA | 90043 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 513.20 | 54,000.00 | 53,775.44 | 53,775.44 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 697 | 270,000.00 | 270000 | 2 | 1/8/2003 | 237 | 04/01/03 | Group II | | | N |
| 5004775 | 0074158353 | VERA FERNANDEZ | 2002 PARKSIDE DRIVE | SAN BERNARDINO | CA | 92404 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.90 | 02/01/03 | 01/01/23 | 407.45 | 39,500.00 | 39,408.19 | 39,361.65 | FXD | 0.000 | 10.890 | 0.000 | 0 | 0 | | PURCHASE | 10.890 | Stated | A | 678 | 197,500.00 | 197,500.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group I | | | N |
| 5004833 | 0074158411 | JAMES R BYRD | ROUTE 1 BOX 400 | SALT LICK | KY | 40371 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 8.75 | 04/01/03 | 03/01/33 | 595.14 | 75,650.00 | 75,606.47 | 75,606.47 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.750 | Full | A- | 527 | 89,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5004957 | 0074158528 | BELEN FRANCO | 2311 RIDGEDALE DRIVE | CARROLLTON | TX | 75006 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.95 | 03/01/03 | 02/01/33 | 844.69 | 105,450.00 | 105,333.15 | 105,333.15 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.950 | Stated | AA | 653 | 111,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | | | N |
| 5004981 | 0074158551 | WAYNE MCDOWELL | 435 COTTLE TOWN ROAD | BASTROP | TX | 78602 | OWNER-OCC | MANUMOBIL | 360 | 68.37 | 68.37 | 10.80 | 04/01/03 | 03/01/33 | 589.53 | 67,900.00 | 67,900.00 | 67,876.57 | ARM | 6.250 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.800 | Full | B- | 468 | 93,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005087 | 0074158858 | RANDY PETERSEN | 7532 LOCKE ROAD | VACAVILLE | CA | 95688 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.99 | 02/01/03 | 01/01/33 | 2,817.38 | 423,900.00 | 422,849.42 | 422,849.42 | ARM | 4.990 | 12.990 | 8.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.990 | Full | A | 638 | 471,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5005103 | 0074158876 | RESA D CONWAY | 2221 S 284TH PLACE | FEDERAL WAY | WA | 98003 | OWNER-OCC | SFR | 360 | 84.43 | 84.43 | 9.95 | 03/01/03 | 02/01/33 | 1,232.17 | 141,000.00 | 140,737.67 | 140,737.67 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 493 | 167,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5005137 | 0074158700 | JEFFERY TWOREK | 1011 CEDAR RIDGE | NEOSHO | MO | 64850 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.00 | 02/01/03 | 01/01/33 | 1,119.14 | 108,800.00 | 108,737.41 | 108,705.64 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.000 | Full | B- | 513 | 128,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5005194 | 0074158767 | GERALD NEELY | 1668 ROBIN HOOD LANE | MEMPHIS | TN | 38111 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.88 | 02/01/03 | 01/01/33 | 312.70 | 47,600.00 | 47,519.79 | 47,479.34 | FXD | 0.000 | 8.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.875 | Stated | AA | 661 | 59,500.00 | 0.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | | | N |
| 5005202 | 0074158775 | GERALD D NEELY | 3894 EDENBURG DRIVE | MEMPHIS | TN | 38127 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.88 | 02/01/03 | 01/01/33 | 328.47 | 50,000.00 | 49,915.74 | 49,873.25 | FXD | 0.000 | 8.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.875 | Stated | AA | 661 | 62,500.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 5005228 | 0074158791 | COREY C GREEN | 470 E GROVE STREET | POMONA | CA | 91767 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.25 | 02/01/03 | 01/01/33 | 1,242.00 | 138,600.00 | 138,463.28 | 138,424.14 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.250 | Full | B- | 547 | 198,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005269 | 0074158833 | ALFREDO L SANTIBANEZ | 11519 DUNSINANE DRIVE | HOUSTON | TX | 77024 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 02/01/03 | 01/01/33 | 4,631.00 | 714,000.00 | 712,020.97 | 711,401.12 | ARM | 4.990 | 12.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 587 | 952,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005277 | 0074158841 | KIM PAREDES | 2441 E RIO VERDE DR | WEST COVINA | CA | 91722 | OWNER-OCC | SFR | 360 | 72.22 | 72.22 | 8.25 | 02/01/03 | 01/01/33 | 2,441.62 | 325,000.00 | 324,584.09 | 324,373.99 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.250 | Full | B | 584 | 450,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5005301 | 0074158874 | STEPHEN BAVOLEK | 146 WINDOVER DRIVE | ASHEVILLE | NC | 28803 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.35 | 02/01/03 | 01/01/33 | 4,833.14 | 701,500.00 | 700,423.81 | 699,880.77 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.350 | Full | A | 630 | 828,300.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005368 | 0074158832 | MARGARITA SAEZ | 1474 DELTONA BLVD | SPRING HILL | FL | 34606 | OWNER-OCC | SFR | 360 | 84.94 | 84.94 | 9.05 | 02/01/03 | 01/01/33 | 834.09 | 103,200.00 | 103,088.00 | 103,031.37 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.050 | Full | B | 484 | 121,500.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005400 | 0074158873 | DAVID J BRECCE | 8100 VIDA AVENUE | ATASCADERO | CA | 93422 | OWNER-OCC | SFR | 360 | 54.78 | 54.78 | 7.80 | 03/01/03 | 02/01/33 | 1,360.58 | 189,000.00 | 188,735.02 | 188,735.02 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Stated | B | 581 | 345,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5005459 | 0074159021 | DAVID L MATTSON | 2500 GREENLEE DRIVE | AUSTIN | TX | 78703 | OWNER-OCC | SFR | 360 | 69.23 | 69.23 | 6.85 | 02/01/03 | 01/01/33 | 5,897.34 | 900,000.00 | 898,475.68 | 897,707.44 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.850 | Stated | A | 758 | ######## | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5005467 | 0074159039 | JUDY WILLIAMS | 10863 BAINBRIDGE DRIVE | LITTLE ROCK | AR | 72212 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 02/01/03 | 01/01/33 | 1,078.20 | 134,000.00 | 133,853.05 | 133,778.75 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.000 | Full | A- | 524 | 167,500.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005483 | 0074159054 | PETER SURHOFF | 2625 KILLIAN PLACE | UNION TWP | NJ | 7083 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 03/01/03 | 02/01/33 | 2,409.18 | 255,000.00 | 254,806.70 | 254,612.92 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.900 | Full | B | 478 | 300,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005517 | 0074159088 | CRAIG P HOLCOMB | 11700 ODESSA AVENUE | LOS ANGELES | CA | 91344 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.70 | 02/01/03 | 01/01/33 | 1,967.78 | 276,000.00 | 275,605.18 | 275,405.67 | ARM | 5.990 | 13.700 | 7.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.700 | Full | B | 493 | 345,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005533 | 0074159104 | CHARLES E JOHNSON III | 632 GOLDEN MEADOW DRIVE | TEMPLETON | CA | 93465 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 632.62 | 65,600.00 | 65,426.28 | 65,338.33 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 678 | 328,000.00 | 328,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group II | | | N |
| 5005673 | 0074159245 | BEATRICE T WILLIAMS | 8518 FREDERICKSBURG | HOUSTON | TX | 77083 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 10.65 | 03/01/03 | 02/01/33 | 1,287.20 | 138,850.00 | 138,797.34 | 138,744.22 | ARM | 5.990 | 16.650 | 10.650 | 1 | 1 | 08/01/03 | PURCHASE | 10.650 | Full | B | 497 | 161,000.00 | 161000 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005699 | 0074159260 | MARION A PIGGEE JR | 210 HOBBS AVENUE | VALLEJO | CA | 94589 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 8.88 | 02/01/03 | 01/01/33 | 1,108.57 | 168,750.00 | 168,365.64 | 168,221.66 | FXD | 0.000 | 8.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.875 | Stated | AA | 704 | 225,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 5005749 | 0074159318 | ALLAN THOMPSON | 1020 SOUTHFIELD CT | CINCINNATI | OH | 45231 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 10.95 | 03/01/03 | 02/01/33 | 806.27 | 85,000.00 | 84,968.50 | 84,937.57 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 483 | 102,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005758 | 0074159326 | MARIA ESTRADA | 8410 BRAEBURN VALLEY | HOUSTON | TX | 77074 | OWNER-OCC | SFR | 360 | 84.00 | 84.00 | 8.90 | 03/01/03 | 02/01/33 | 838.66 | 97,020.00 | 96,858.79 | 96,858.79 | FXD | 0.000 | 8.900 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.900 | Stated | A | 653 | 115,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5005772 | 0074159344 | JAIME R PONTREMOLI | 95 OLD HIGHWAY 31E | BETHPAGE | TN | 37022 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 02/01/03 | 01/01/33 | 1,935.89 | 212,500.00 | 212,326.52 | 212,241.66 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 10.450 | Full | B | 490 | 250,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005855 | 0074159427 | MARIA ALVAREZ | 62 FULLER AVENUE NE | GRAND RAPIDS | MI | 49503 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.40 | 03/01/03 | 02/01/33 | 656.88 | 61,600.00 | 61,574.99 | 61,549.76 | ARM | 6.750 | 16.400 | 10.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.400 | Full | A- | 485 | 77,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005905 | 0074159476 | DEBBIE A HEAD | 25880 ROAD Z | LA JUNTA | CO | 81050 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.99 | 03/01/03 | 02/01/33 | 3,364.34 | 418,500.00 | 418,270.92 | 418,040.13 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.990 | Full | A- | 525 | 465,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005954 | 0074159526 | GLORIOUS WILLIAMS | 10419 S NORMAL AVE | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 892.38 | 100,000.00 | 99,950.00 | 99,907.18 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B | 491 | 125,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005962 | 0074159534 | ELIAS LOZANO | 420 MIDDLE STREET | HOUSTON | TX | 77003 | NON OWNER | SFR | 360 | 78.46 | 78.46 | 11.15 | 03/01/03 | 02/01/33 | 491.48 | 51,000.00 | 50,982.40 | 50,964.63 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.150 | Full | B | 510 | 65,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5005970 | 0074159542 | NOLIA SPRY | 3792 COUNTY ROAD 117 | GLENWOOD SPRINGS | CO | 81601 | OWNER-OCC | SFR | 360 | 84.92 | 84.92 | 8.30 | 02/01/03 | 01/01/33 | 3,311.50 | 535,000.00 | 533,535.31 | 533,024.87 | ARM | 4.990 | 12.300 | 8.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.300 | Full | A | 659 | 630,000.00 | 0 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5006002 | 0074159573 | GABRIELLA SPARKS | 3329 COMET STREET | NEW ORLEANS | LA | 70131 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.25 | 04/01/03 | 03/01/33 | 1,118.90 | 115,200.00 | 115,200.00 | 115,161.10 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 03/01/05 | PURCHASE | 11.250 | Full | B- | 520 | 144,000.00 | 144000 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5006036 | 0074159608 | ERNEST EASTMAN | 19412 NE 71ST ST | VANCOUVER | WA | 98682 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.15 | 02/01/03 | 01/01/33 | 972.58 | 144,000.00 | 143,760.45 | 143,644.42 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.150 | Stated | AA | 657 | 180,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5006069 | 0074159633 | EDGAR J MCARTHUR | 908 LOVELAND AVENUE | MUKILTEO | WA | 98275 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 838.30 | 76,000.00 | 75,923.07 | 75,786.89 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 610 | 380,000.00 | 380,000.00 | 2 | 12/31/2002 | 237 | 02/01/03 | Group II | | | N |
| 5006093 | 0074159658 | DOUGLAS D CHRISTIANSEN | 6941 NE RISING SUN DRIVE | DES MOINES | IA | 50327 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 1,839.77 | 228,650.00 | 228,525.11 | 228,399.28 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | PURCHASE | 9.000 | Full | A- | 509 | 280,000.00 | 269000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5006101 | 0074159666 | JULIE A ALLEY | 19817 BEAVER VALLEY RD | LEAVENWORTH | WA | 98826 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 426.40 | 42,000.00 | 41,949.65 | 41,899.25 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 662 | 219,600.00 | 210,000.00 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5006119 | 0074159674 | MARC A NELSEN | 21005 284TH AVENUE SE | MAPLE VALLEY | WA | 98038 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.60 | 03/01/03 | 02/01/33 | 2,242.97 | 351,200.00 | 350,848.83 | 350,575.55 | ARM | 4.990 | 12.600 | 8.600 | 1 | 1 | 02/01/05 | PURCHASE | 8.600 | Stated | A | 681 | 450,000.00 | 439000 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5006127 | 0074159682 | MARC A NELSEN | 21005 284TH AVENUE SE | MAPLE VALLEY | WA | 98038 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 891.38 | 87,800.00 | 87,695.16 | 87,589.36 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 681 | 450,000.00 | 439,000.00 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5006275 | 0074159765 | CINDY MOELLER | 9012 NE 6TH STREET | VANCOUVER | WA | 98664 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.05 | 02/01/03 | 01/01/33 | 980.55 | 133,000.00 | 132,733.20 | 132,733.20 | FXD | 0.000 | 8.050 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.050 | Stated | AA | 651 | 140,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | | | N |
| 5006374 | 0074159823 | HOWARD E FLEMING | 1433 MARTIN LUTHER KING DR | RACINE | WI | 53403 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 12.25 | 03/01/03 | 02/01/33 | 476.80 | 45,500.00 | 45,487.68 | 45,475.03 | ARM | 5.750 | 18.250 | 12.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.250 | Stated | B | 516 | 65,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5006424 | 0074159872 | KIMBERLY WILSON | 18424 CYPRESS DR | COUNTRY CLUB HILLS | IL | 60478 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.05 | 03/01/03 | 02/01/33 | 784.44 | 106,400.00 | 106,258.18 | 106,258.18 | ARM | 4.990 | 14.050 | 8.050 | 1 | 1 | 08/01/03 | REFI-NO CASHOUT | 8.050 | Full | B | 582 | 133,000.00 | 0 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5006572 | 0074159987 | REVELYN R REYES | 5820 SAN JUAN AVENUE 9 | CITRUS HEIGHTS | CA | 95610 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 9.75 | 02/01/03 | 01/01/23 | 206.31 | 21,750.00 | 21,660.51 | 21,660.51 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 701 | 145,000.00 | 145000 | 2 | 12/31/2002 | 237 | 04/01/03 | Group I | | | N |
| 5006648 | 0074160052 | SERGIO CHAVEZ | 95 LEDYARD STREET | SAN FRANCISCO | CA | 94124 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 02/01/03 | 01/01/33 | 2,505.72 | 382,400.00 | 381,425.90 | 381,425.90 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | PURCHASE | 6.850 | Stated | A | 626 | 478,000.00 | 478,000.00 | 1 | 1/8/2003 | 357 | 04/01/03 | Group II | | | N |
| 5006655 | 0074160060 | MA M J BAUTISTA | 2582 NAPLES STREET | HAYWARD | CA | 94545 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 716.76 | 70,600.00 | 70,430.64 | 70,344.03 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 718 | 353,000.00 | 353,000.00 | 2 | 1/10/2003 | 237 | 03/01/03 | Group II | | | N |
| 5006697 | 0074160094 | JESUS GUTIERREZ | 2077 CLARKE STREET | SAN LEANDRO | CA | 94577 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 680.21 | 67,000.00 | 66,839.28 | 66,839.28 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 737 | 335,000.00 | 335,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5006721 | 0074160128 | GAVIN L WELLS | 360 FOREST DRIVE | LAKEPORT | CA | 95453 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 337.53 | 35,000.00 | 34,907.31 | 34,860.38 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 670 | 175,000.00 | 175000 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 5006739 | 0074160138 | ALAN O'DRISCOLL | 1120 CEDAR STREET | MONTARA | CA | 94037 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.90 | 03/01/03 | 01/01/33 | 2,758.25 | 418,500.00 | 417,444.33 | 417,444.33 | ARM | 4.250 | 12.900 | 8.900 | 1 | 1 | 01/01/05 | PURCHASE | 8.900 | Stated | AA | 780 | 465,000.00 | 465000 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5006754 | 0074160151 | EDUARDO J REYES | 2114 MORNING LANE | MISSION | TX | 78572 | OWNER-OCC | SFR | 180 | 85.00 | 85.00 | 7.55 | 03/01/03 | 02/01/18 | 1,351.55 | 145,350.00 | 144,473.13 | 144,473.13 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.550 | Stated | AA | 644 | 153,000.00 | 0.00 | 1 | 1/15/2003 | 178 | 04/01/03 | Group II | | | N |
| 5006788 | 0074160185 | LIGAYA BRUCE-BADILLA | 202 CASTLE STREET | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.05 | 02/01/03 | 01/01/33 | 4,546.92 | 680,000.00 | 678,786.45 | 678,227.40 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 01/01/05 | PURCHASE | 7.050 | Full | A | 647 | 850,000.00 | 850,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5006820 | 0074160201 | LIGAYA BRUCE-BADILLA | 202 CASTLE STREET | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 240 | 11.77 | 90.00 | 10.75 | 02/01/03 | 01/01/23 | 1,015.23 | 100,000.00 | 99,786.29 | 99,655.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 647 | 850,000.00 | 850,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5006903 | 0074160268 | JACQUES E DAILEY | 331 RIVERSIDE AVENUE | FREMONT | CA | 94538 | OWNER-OCC | SFR | 360 | 84.00 | 84.00 | 8.40 | 03/01/03 | 02/01/33 | 2,827.12 | 420,000.00 | 419,517.88 | 419,273.70 | ARM | 4.990 | 12.400 | 8.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.400 | Stated | A | 617 | 500,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007000 | 0074160359 | REBA DABNEY | 1120 N LEAMINGTON AVE | CHICAGO | IL | 60651 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 02/01/03 | 01/01/33 | 963.66 | 102,000.00 | 101,925.30 | 101,887.44 | ARM | 5.750 | 16.900 | 10.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.900 | Full | A- | 474 | 120,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007109 | 0074160417 | HASAN ABDI | 12517 SOUTHEAST 4TH PLACE | BELLEVUE | WA | 98004 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 587.99 | 61,990.00 | 61,820.67 | 61,734.07 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 708 | 310,000.00 | 309,950.00 | 2 | 12/24/2002 | 237 | 03/01/03 | Group II | | | N |
| 5007125 | 0074160433 | BRAYAN CHON | 11825 44TH DRIVE NORTHEAST | MARYSVILLE | WA | 98271 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 461.68 | 44,000.00 | 43,901.16 | 43,851.07 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Stated | A | 648 | 220,000.00 | 220,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 5007190 | 0074160468 | SALVADOR GALLARDO | 2251 LAGUNA WAY | LOS BANOS | CA | 93635 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 02/01/03 | 01/01/33 | 1,349.98 | 171,600.00 | 171,401.82 | 171,301.64 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 | 01/01/05 | PURCHASE | 8.750 | Stated | B | 665 | 215,000.00 | 214500 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007208 | 0074160474 | SALVADOR GALLARDO | 2251 LAGUNA WAY | LOS BANOS | CA | 93635 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 435.54 | 42,900.00 | 42,797.06 | 42,744.93 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 709 | 215,000.00 | 214,500.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5007257 | 0074160490 | CHARLES L BARROW JR | 5045 CELESTIAL LANE | BRANDYWINE | MD | 20613 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 03/01/03 | 02/01/33 | 2,221.29 | 324,000.00 | 323,749.75 | 323,497.98 | ARM | 5.750 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.300 | Full | A- | 584 | 360,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007299 | 0074160532 | RICHARD D JOHNS | 8265 HAVEN HEIGHTS | MISSOULA | MT | 59808 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.75 | 03/01/03 | 02/01/33 | 1,525.31 | 235,170.00 | 234,967.53 | 234,763.90 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.750 | Stated | AA | 678 | 261,300.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007356 | 0074160573 | GILLERMO V VELASQUEZ | 1511 BERONA WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 737.99 | 77,800.00 | 77,561.46 | 77,478.90 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 727 | 400,000.00 | 389,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5007471 | 0074160672 | DAGOBERTO OJEDA | 14620 NE 32ND STREET F-7 | BELLEVUE | WA | 98007 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 261.60 | 27,600.00 | 27,524.58 | 27,486.43 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 638 | 138,000.00 | 138,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5007513 | 0074160706 | RUZTIN A CORTES | 1170 VIA LUCAS | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.99 | 02/01/03 | 01/01/33 | 2,206.58 | 332,000.00 | 331,453.05 | 331,177.18 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 01/01/05 | PURCHASE | 6.990 | Stated | A | 720 | 420,000.00 | 415000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007521 | 0074160714 | RUZTIN A CORTES | 1170 VIA LUCAS | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 842.65 | 83,000.00 | 82,800.68 | 82,700.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 720 | 420,000.00 | 415000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 5007547 | 0074160722 | JAMES D MORGAN | 1721 DALESSI DRIVE | PINOLE | CA | 94564 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 8.85 | 02/01/03 | 01/01/33 | 1,882.69 | 214,945.00 | 214,747.82 | 214,668.02 | ARM | 5.990 | 15.850 | 8.850 | 1 | 1 | 01/01/05 | PURCHASE | 8.850 | Full | B | 534 | 253,000.00 | 252,900.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007582 | 0074160730 | ALICE B COLE | 154 MADRONA AVENUE | EL GRANADA | CA | 94018 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.30 | 02/01/03 | 01/01/33 | 3,290.78 | 480,000.00 | 479,258.24 | 478,880.87 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 01/01/05 | PURCHASE | 7.300 | Stated | A | 724 | 600,000.00 | 605,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007570 | 0074160748 | ALICE B COLE | 154 MADRONA AVENUE | EL GRANADA | CA | 94018 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 10.75 | 02/01/03 | 01/01/23 | 609.14 | 60,000.00 | 59,858.09 | 59,783.15 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 724 | 600,000.00 | 605000 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 5007776 | 0074160928 | ANETRA A LEMONS | 7374 BECKWOOD DRIVE | FORT WORTH | TX | 76112 | OWNER-OCC | SFR | 360 | 83.48 | 83.48 | 11.15 | 03/01/03 | 02/01/33 | 647.59 | 67,200.00 | 67,176.81 | 67,153.40 | ARM | 6.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.150 | Full | B | 474 | 80,500.00 | 0 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007644 | 0074160853 | JERAMY J DAY | 7787 CARLOS RD | WILLIAMSBURG | IN | 47393 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 9.75 | 03/01/03 | 02/01/33 | 788.71 | 91,800.00 | 91,757.17 | 91,713.99 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.750 | Full | A- | 532 | 108,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5007677 | 0074160987 | HUSAM M QANA | 2310 CRESTMOOR STREET | SAN BRUNO | CA | 94066 | OWNER-OCC | SFR | 360 | 83.31 | 83.31 | 6.95 | 02/01/03 | 01/01/33 | 3,303.13 | 499,000.00 | 498,171.43 | 497,753.54 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 01/01/05 | PURCHASE | 6.950 | Stated | A | 650 | 599,000.00 | 599,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007827 | 0074161018 | PEPSI PHOUNRATH | 1802 CAMARENA PLACE | SAN JOSE | CA | 95121 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.13 | 02/01/03 | 01/01/33 | 2,818.73 | 463,904.00 | 462,999.92 | 462,544.42 | ARM | 4.250 | 12.125 | 6.125 | 1 | 1 | 01/01/05 | PURCHASE | 6.125 | Stated | AA | 734 | 580,000.00 | 579880 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008024 | 0074161092 | SCOTT ELLIS | 4811 WEST GROVE AVENUE | VISALIA | CA | 93291 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 442.16 | 40,000.00 | 39,814.87 | 39,721.09 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 788 | 200,000.00 | 200,000.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 5008032 | 0074161100 | CHERI S QUINCY | 6555 TARWATER ROAD | SANTA ROSA | CA | 95404 | OWNER-OCC | SFR | 360 | 69.64 | 69.64 | 6.88 | 02/01/03 | 01/01/33 | 3,330.63 | 507,000.00 | 506,145.68 | 505,714.84 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | AA | 711 | 728,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | | | N |
| 5008172 | 0074161233 | BRANDON SCHRAGER | 3490 LAWRENCE AVENUE | OCEANSIDE | NY | 11572 | OWNER-OCC | SFR | 360 | 73.86 | 73.86 | 6.88 | 02/01/03 | 01/01/33 | 2,135.02 | 325,000.00 | 324,185.54 | 323,887.72 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.875 | Stated | AA | 668 | 440,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5008230 | 0074161282 | LLOYD O SMAIL | 13276 FAIRLAND STREET NW | MASSILLON | OH | 44647 | OWNER-OCC | SFR | 360 | 60.98 | 60.98 | 8.60 | 02/01/03 | 01/01/33 | 388.01 | 50,000.00 | 49,940.43 | 49,910.33 | ARM | 5.990 | 14.600 | 8.600 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.600 | Full | B | 520 | 82,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008297 | 0074161332 | BYRON D JONES | 31114 RUBY RANCH RD | EVERGREEN | CO | 80439 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 7.95 | 02/01/03 | 01/01/33 | 3,943.53 | 540,000.00 | 538,894.62 | 538,604.62 | ARM | 4.990 | 13.950 | 7.950 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.950 | Full | A | 685 | 675,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5008453 | 0074161488 | CAROL A MCCARTNEY | 128 STARKEY BLVD | WINTERSVILLE | OH | 43953 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 02/01/03 | 01/01/33 | 607.52 | 72,250.00 | 72,178.64 | 72,142.53 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | PURCHASE | 8.500 | Full | A- | 528 | 85,600.00 | 85000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008533 | 0074161546 | MAXCINE CARTHON | 12717 BARTFIELD AVE | CLEVELAND | OH | 44108 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.30 | 04/01/03 | 03/01/33 | 573.64 | 76,000.00 | 76,000.00 | 75,952.03 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | | PURCHASE | 8.300 | Stated | AA | 653 | 80,000.00 | 80,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5008552 | 0074161587 | ROSIE NELSON | 415 EARL STREET | SAN ANTONIO | TX | 78212 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 11.95 | 02/01/03 | 01/01/33 | 441.17 | 43,050.00 | 42,999.70 | 42,986.74 | ARM | 6.250 | 17.950 | 11.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 11.950 | Stated | B- | 475 | 61,500.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008602 | 0074161647 | RONALD D WRIGHT | 312 CREEK DR | QUINBY | SC | 29506 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.45 | 02/01/03 | 01/01/33 | 826.54 | 84,800.00 | 84,744.82 | 84,716.89 | FXD | 0.000 | 11.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.450 | Full | B | 509 | 106,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group I | | | N |
| 5008644 | 0074161688 | RICHARD C HARSLA | 1642 HUNTINGTON BLVD | HOFFMAN ESTATES | IL | 60195 | OWNER-OCC | SFR | 360 | 64.98 | 64.98 | 10.60 | 03/01/03 | 02/01/33 | 700.90 | 76,000.00 | 75,970.39 | 75,940.56 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.600 | Full | C | 544 | 117,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008818 | 0074161852 | HILARIO HUERTA | 4602 CALLE DE RETIRO | OCEANSIDE | CA | 92057 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 447.72 | 44,100.00 | 44,100.00 | 44,047.34 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 719 | 221,000.00 | 220500 | 2 | 2/12/2003 | 239 | 03/01/03 | Group II | | | N |
| 5008833 | 0074161877 | JERROD E WASHINGTON | 8723 ROYAL LAMB DR | LAS VEGAS | NV | 89145 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 9.70 | 02/01/03 | 01/01/33 | 2,881.28 | 336,800.00 | 336,641.18 | 336,319.70 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 01/01/05 | PURCHASE | 9.700 | Limited | B | 498 | 475,000.00 | 421,000.00 | 1 | 12/31/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5008958 | 0074161993 | CHRISTOPHER MCMURTRY | 44458 OVERLAND AVENUE | LANCASTER | CA | 93536 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 322.31 | 33,980.00 | 33,788.37 | 33,786.37 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 717 | 175,000.00 | 169,900.00 | 2 | 1/15/2003 | 238 | 04/01/03 | Group II | | | N |
| 5008974 | 0074162017 | LIOR ROTENBERG | 19355 FRIAR ST | TARZANA | CA | 91356 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 823.15 | 79,800.00 | 79,614.52 | 79,520.51 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Full | A | 677 | 399,000.00 | 399,000.00 | 2 | 12/17/2002 | 237 | 03/01/03 | Group II | | | N |
| 5009055 | 0074162090 | FRANCOIS THEBAUD | 71 HEMINGWAY DRIVE | DIX HILLS | NY | 11746 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 7.55 | 03/01/03 | 02/01/33 | 3,934.80 | 560,000.00 | 559,174.47 | 559,174.47 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.550 | Full | A- | 591 | 800,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5009089 | 0074162124 | RYAN A HALES | 10238 N 6580 WEST | HIGHLAND | UT | 84003 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 03/01/03 | 02/01/33 | 2,345.33 | 343,800.00 | 343,531.80 | 343,261.97 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.250 | Stated | AA | 660 | 382,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009097 | 0074162132 | INES HAMILTON | 4265 IROQUOIS | DETROIT | MI | 48214 | OWNER-OCC | SFR | 360 | 79.38 | 79.38 | 10.25 | 03/01/03 | 02/01/33 | 690.00 | 77,000.00 | 76,927.71 | 76,894.80 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.250 | Full | B- | 513 | 97,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009139 | 0074162165 | BLAIRE M KING | 807 E PRAYA DRIVE | IVINS | UT | 84738 | OWNER-OCC | SFR | 360 | 94.97 | 94.97 | 8.20 | 02/01/03 | 01/01/33 | 1,384.85 | 185,200.00 | 184,960.40 | 184,839.45 | ARM | 4.250 | 14.200 | 8.200 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.200 | Stated | AA | 643 | 195,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009238 | 0074162256 | GUADALUPE LASTRA | 608 CITRUS WAY | OCEANSIDE | CA | 92054 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 487.31 | 48,000.00 | 47,684.87 | 47,626.53 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 682 | 240,000.00 | 240000 | 2 | 1/10/2003 | 237 | 03/01/03 | Group I | | | N |
| 5009287 | 0074162306 | JOSEPHINE WILSON | 24908 AVENIDA BALITA | SANTA CLARITA | CA | 91355 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.85 | 02/01/03 | 01/01/33 | 1,949.40 | 297,500.00 | 296,996.23 | 296,743.18 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 | PURCHASE | 6.850 | Stated | A | 630 | 350,000.00 | 350,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009295 | 0074162314 | RONALD D MILLS | 5408 E SUNCREST ROAD | ANAHEIM | CA | 92807 | OWNER-OCC | PUD | 360 | 72.47 | 72.47 | 6.25 | 02/01/03 | 01/01/33 | 3,435.71 | 558,000.00 | 556,403.33 | 556,403.33 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.250 | Full | AA | 704 | 770,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | | | N |
| 5009360 | 0074162371 | MAJID KAHNAMELLI | 1007 S REXFORD LANE | ANAHEIM | CA | 92808 | OWNER-OCC | PUD | 360 | 83.33 | 83.33 | 9.95 | 03/01/03 | 02/01/33 | 4,369.40 | 500,000.00 | 499,776.43 | 499,551.01 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 488 | 600,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 4968744 | 0074162421 | CHARLES N WILLIAMS | 2100 OAKVIEW COURT | RALEIGH | NC | 27604 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.60 | 03/01/03 | 02/01/33 | 1,133.57 | 133,650.00 | 133,585.63 | 133,520.75 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.600 | Full | A- | 538 | 148,500.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008135 | 0074162447 | JOHNNY L JOHNSON | 3280 WEST OLIVE AVENUE | FRESNO | CA | 93722 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.55 | 03/01/03 | 02/01/33 | 973.30 | 126,000.00 | 125,924.45 | 125,848.36 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.550 | Full | A- | 585 | 140,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008184 | 0074162496 | JEFF S EDELMAIER | 2951 PAISLEY LN | TURLOCK | CA | 95382 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.40 | 02/01/03 | 01/01/33 | 3,053.40 | 441,000.00 | 438,992.11 | 438,992.11 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.400 | Full | A | 651 | 490,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | | | N |
| 5008283 | 0074162512 | RICHARD OLSEN | 2422 SOUTHEAST 51ST AVE | PORTLAND | OR | 97206 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 02/01/03 | 01/01/33 | 1,422.48 | 153,000.00 | 152,883.02 | 152,823.75 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.700 | Full | B | 461 | 180,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5008829 | 0074162595 | HYON K PEK | 3245 SAN LUCES WAY | UNION CITY | CA | 94587 | OWNER-OCC | SFR | 360 | 51.06 | 51.06 | 6.80 | 04/01/03 | 03/01/33 | 1,414.68 | 217,000.00 | 216,814.99 | 216,814.99 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.800 | Stated | A | 652 | 425,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 5008839 | 0074162629 | VETTA M HUNT | 1980 SPRUCE CIRCLE | ANDERSON | CA | 96007 | OWNER-OCC | SFR | 360 | 76.87 | 76.87 | 10.20 | 04/01/03 | 03/01/33 | 611.29 | 68,500.00 | 68,500.00 | 68,470.96 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.200 | Stated | B | 513 | 89,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. Systems Analyst
Capital Market Division
(714)541-8378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5007158 | 0074162702 | ANTONIO L GUZMAN SR | 1441 EMPRESS LANE | BRENTWOOD | CA | 94513 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.75 | 03/01/03 | 02/01/33 | 3,363.19 | 427,500.00 | 427,072.37 | 427,072.37 | ARM | 5.750 | 15.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 539 | 475,000.00 | 0 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5007307 | 0074162769 | CHRIS MAST | 12111 NELS PETERS ROAD | EVERETT | WA | 98208 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.50 | 03/01/03 | 02/01/33 | 1,215.04 | 144,500.00 | 144,428.92 | 144,357.28 | ARM | 6.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.500 | Stated | A- | 501 | 170,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007414 | 0074162785 | KAREN TIMMONS | 842 ESTHER DRIVE | FORESTVILLE | CA | 95436 | OWNER-OCC | SFR | 360 | 57.38 | 57.38 | 8.60 | 02/01/03 | 01/01/33 | 1,484.28 | 175,000.00 | 174,830.77 | 174,745.14 | ARM | 5.990 | 15.600 | 8.600 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 8.600 | Stated | B | 534 | 305,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007489 | 0074162801 | RICARDO E ARCIAGA | 660 PARIS STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 8.55 | 02/01/03 | 01/01/33 | 4,222.53 | 500,000.00 | 499,511.34 | 499,284.09 | ARM | 6.990 | 15.550 | 8.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.550 | Full | B | 593 | 600,000.00 | 0 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5007539 | 0074162819 | JAMES N GRAHAM | 818 FERNWOOD STREET | MCCALL | ID | 83638 | 2ND HOME | SFR | 360 | 78.92 | 78.92 | 7.10 | 03/01/03 | 02/01/33 | 3,360.18 | 500,000.00 | 499,598.17 | 499,193.87 | ARM | 5.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.100 | Full | B | 717 | 650,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007554 | 0074162827 | JAMES N GRAHAM | 1419 WARM SPRINGS AVE | BOISE | ID | 83712 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 7.30 | 03/01/03 | 02/01/33 | 3,427.85 | 500,000.00 | 499,613.62 | 499,225.29 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.300 | Full | B | 717 | 600,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5007784 | 0074162868 | JAMES WILLIAMS | 3947 PLEASANT HOLLOW LANE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 68.33 | 68.33 | 6.60 | 02/01/03 | 01/01/33 | 4,009.34 | 615,000.00 | 613,948.35 | 613,418.05 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Full | A | 679 | 900,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5008489 | 0074163049 | BARBARA HOCKMAN | 28158 HEMET STREET | HEMET | CA | 92544 | OWNER-OCC | SFR | 360 | 89.53 | 89.53 | 9.93 | 03/01/03 | 02/01/33 | 1,499.03 | 171,900.00 | 171,822.73 | 171,744.87 | ARM | 6.750 | 15.925 | 9.925 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.925 | Full | A- | 496 | 192,000.00 | 0 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009519 | 0074163098 | DOUGLAS M SCHMIDT | 1104 FALCON ROAD | METAIRIE | LA | 70005 | OWNER-OCC | SFR | 360 | 80.61 | 80.61 | 7.90 | 03/01/03 | 02/01/33 | 7,268.04 | 1,000,000.00 | 999,315.27 | 998,626.04 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.900 | Full | A | 610 | ########## | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5009527 | 0074163106 | PENNY L RUTHERFORD | 16051 E ALASKA PL | AURORA | CO | 80017 | OWNER-OCC | CONDO | 360 | 78.26 | 78.26 | 10.85 | 02/01/03 | 01/01/33 | 668.71 | 72,000.00 | 71,843.75 | 71,815.54 | ARM | 5.990 | 16.850 | 10.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.850 | Full | B | 520 | 92,000.00 | 0 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5009535 | 0074163114 | RACHEL WINBURN | 1910 HONEY LOCUST LANE | HARTSVILLE | SC | 29550 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.25 | 03/01/03 | 02/01/33 | 516.65 | 62,800.00 | 62,767.43 | 62,734.81 | FXD | 0.000 | 9.250 | 0.000 | 0 | 0 | | PURCHASE | 9.250 | Full | A- | 537 | 86,000.00 | 78,500.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | | | N |
| 5009568 | 0074163148 | RONALD E EASLEY | 1230 LIME POINT STREET | LAS VEGAS | NV | 89110 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.50 | 03/01/03 | 02/01/33 | 1,038.04 | 135,000.00 | 134,831.22 | 134,831.22 | ARM | 5.990 | 14.500 | 8.500 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 8.500 | Full | B | 606 | 180,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5009584 | 0074163163 | CRAIG SHIRA | 5520 WEGNER ROAD | NEW BRAUNFELS | TX | 78132 | OWNER-OCC | MANU/MOBIL | 360 | 79.88 | 79.88 | 11.20 | 03/01/03 | 02/01/33 | 959.73 | 99,200.00 | 99,166.14 | 99,131.86 | ARM | 8.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.200 | Full | B- | 457 | 124,500.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009626 | 0074163205 | HENRY W BUTTING JR | 5105 FRENCH LINE ROAD | APPLEGATE | MI | 48401 | OWNER-OCC | MANU/MOBIL | 180 | 61.91 | 61.90 | 10.20 | 04/01/03 | 03/01/18 | 706.47 | 65,000.00 | 64,842.50 | 64,842.50 | FXD | 0.000 | 10.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.200 | Full | A- | 496 | 105,000.00 | 0.00 | 1 | 2/26/2003 | 179 | 04/01/03 | Group I | | | N |
| 5009725 | 0074163304 | TERRI J OPPELT | 16961 ENCINO HILLS DRIVE | LOS ANGELES | CA | 91436 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.45 | 02/01/03 | 01/01/33 | 5,074.43 | 663,000.00 | 662,150.88 | 661,739.18 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.450 | Full | A- | 552 | 780,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009824 | 0074163403 | SHIRLEY CAUDLE | 6894 SEVEN BRIDGES ROAD | WHITAKERS | NC | 27891 | OWNER-OCC | MANU/MOBIL | 360 | 83.12 | 83.12 | 10.25 | 03/01/03 | 02/01/33 | 690.54 | 77,060.00 | 76,995.08 | 76,995.08 | FXD | 0.000 | 10.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 10.250 | Full | A- | 528 | 92,705.66 | 0.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group I | | | N |
| 5009949 | 0074163528 | ROBERT J MORENO | 500 FT WORTH | MIDLAND | TX | 79701 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.25 | 02/01/03 | 01/01/33 | 403.25 | 45,000.00 | 44,967.09 | 44,942.69 | ARM | 5.750 | 16.250 | 10.250 | 3 | 1 | 01/01/06 | PURCHASE | 10.250 | Full | A- | 0 | 60,000.00 | 60000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5009964 | 0074163544 | J R MENDIUS | 47 SAN DOMINGO WAY | NOVATO | CA | 94945 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.99 | 03/01/03 | 02/01/33 | 4,585.96 | 690,000.00 | 689,433.29 | 688,863.28 | ARM | 4.990 | 12.990 | 8.990 | 1 | 1 | 02/01/05 | PURCHASE | 8.990 | Full | A | 617 | 865,000.00 | 862,500.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5010061 | 0074163643 | TONGA HARPER | 15228 ASHLAND AVE | HARVEY | IL | 60426 | NON OWNER | 2-4 UNITS | 360 | 90.00 | 90.00 | 7.25 | 02/01/03 | 01/01/33 | 227.17 | 33,300.00 | 33,221.58 | 33,221.58 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | PURCHASE | 7.250 | Full | AA | 645 | 65,000.00 | 37,000.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5010087 | 0074163688 | JOSE DEL TORO | 8702 N 30TH DR | PHOENIX | AZ | 85051 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.25 | 02/01/03 | 01/01/33 | 474.46 | 83,120.00 | 82,958.68 | 82,958.68 | ARM | 5.990 | 14.250 | 8.250 | 1 | 1 | 01/01/05 | PURCHASE | 8.250 | Full | B | 670 | 104,000.00 | 103900 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5010111 | 0074163692 | GLADYS W MOORE | 2521 CENTERVILLE RD | ANDERSON | SC | 29625 | OWNER-OCC | MANU/MOBIL | 360 | 75.00 | 75.00 | 10.75 | 03/01/03 | 02/01/33 | 385.07 | 41,250.00 | 41,234.48 | 41,218.78 | ARM | 5.750 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.750 | Full | A- | 493 | 55,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5010137 | 0074163718 | JOSE DEL TORO | 8702 N 30TH DR | PHOENIX | AZ | 85051 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.98 | 02/01/03 | 01/01/23 | 200.40 | 20,780.00 | 20,697.10 | 20,697.10 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | B | 670 | 104,000.00 | 103,900.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5010152 | 0074163734 | JOSE A CALLE | 171 18 103RD ROAD | JAMAICA | NY | 11433 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 619.29 | 61,000.00 | 60,927.17 | 60,927.17 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 704 | 306,000.00 | 305000 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5010178 | 0074163759 | MARCELLOUS D WILSON | 55 JB FULLER COURT | NEWBERRY | SC | 29108 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.20 | 03/01/03 | 02/01/33 | 675.66 | 69,840.00 | 69,816.16 | 69,792.10 | ARM | 8.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | PURCHASE | 11.200 | Full | B- | 0 | 88,000.00 | 87300 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5010202 | 0074163783 | GERTRUDES DEL SOL | 6731 SW 63RD COURT | MIAMI | FL | 33143 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 02/01/03 | 01/01/33 | 1,069.85 | 158,400.00 | 158,147.15 | 158,018.59 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 01/01/05 | PURCHASE | 7.150 | Stated | AA | 649 | 176,000.00 | 176000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5010293 | 0074163874 | LOUIS SANTANIELLO | 10 BLUE JAY PL | MAHOPAC | NY | 10541 | OWNER-OCC | SFR | 360 | 84.62 | 84.62 | 7.60 | 03/01/03 | 02/01/33 | 2,700.74 | 382,500.00 | 381,841.78 | 381,841.78 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.600 | Stated | AA | 665 | 452,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | | | N |
| 5010400 | 0074163981 | JOHN I MOYA | 1500 PEARL COVE | ROUND ROCK | TX | 78681 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.60 | 03/01/03 | 02/01/33 | 3,360.97 | 476,000.00 | 476,000.00 | 475,305.30 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.600 | Stated | A | 686 | 595,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 02/01/03 | Group II | | | N |
| 5010418 | 0074163999 | HOAN P LE | 1802 WILDER LANE | ARLINGTON | TX | 76006 | OWNER-OCC | SFR | 180 | 71.31 | 71.31 | 6.00 | 03/01/03 | 02/01/18 | 4,193.97 | 497,000.00 | 495,291.03 | 493,573.52 | FXD | 0.000 | 6.000 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.000 | Stated | AA | 678 | 697,000.00 | 0.00 | 1 | 1/16/2003 | 178 | 03/01/03 | Group I | | | N |
| 5010491 | 0074164070 | MARIA DE LLANOS | 18453 SW 34TH TERRACE | MIAMI | FL | 33185 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 459.09 | 48,400.00 | 48,334.18 | 48,267.79 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 707 | 242,000.00 | 242,000.00 | 2 | 1/14/2003 | 238 | 03/01/03 | Group I | | | N |
| 5010608 | 0074164187 | CLARA E PITTS | 800 COURTYARD DR N-3 | MYRTLE BEACH | SC | 29577 | OWNER-OCC | CONDO | 360 | 80.00 | 90.00 | 11.50 | 03/01/03 | 02/01/33 | 950.00 | 95,840.00 | 95,809.05 | 95,777.60 | ARM | 5.750 | 17.500 | 11.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.500 | Full | A- | 487 | 107,600.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5010657 | 0074164237 | SHEILA M DOBBINS | 4704 BROOM DRIVE | OLNEY | MD | 20832 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.25 | 02/01/03 | 01/01/33 | 2,310.18 | 375,200.00 | 374,128.39 | 374,128.39 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.250 | Full | AA | 702 | 469,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | | | N |
| 5010780 | 0074164369 | GERALD NEELY | 3924 CORAL DRIVE | MEMPHIS | TN | 38127 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 7.00 | 02/01/03 | 01/01/33 | 352.35 | 52,960.00 | 52,872.91 | 52,828.99 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.000 | Stated | AA | 661 | 66,200.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5010798 | 0074164377 | GERALD D NEELY | 4436 TARLETON DRIVE | MEMPHIS | TN | 38128 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 7.00 | 02/01/03 | 01/01/33 | 314.03 | 47,200.00 | 47,122.38 | 47,083.23 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.000 | Stated | AA | 661 | 59,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5010871 | 0074164450 | WILLIE LAI | 18 MARTINS WAY | SUGAR LAND | TX | 77479 | OWNER-OCC | SFR | 180 | 66.67 | 66.67 | 6.99 | 03/01/03 | 02/01/18 | 2,155.85 | 240,000.00 | 239,242.15 | 238,479.89 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.990 | Stated | A | 753 | 360,000.00 | 0.00 | 1 | 1/15/2003 | 178 | 03/01/03 | Group I | | | N |
| 5010897 | 0074164476 | BRIAN KASER | 830 W FLETCHER | CHICAGO | IL | 60613 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.55 | 03/01/03 | 02/01/33 | 4,019.11 | 572,000.00 | 571,159.80 | 571,159.80 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | PURCHASE | 7.550 | Full | A | 724 | 715,000.00 | 715,000.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5010996 | 0074164575 | BEVERLY GUIDRY | 475 JONES ROAD | BRIDGE CITY | TX | 77611 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.05 | 02/01/03 | 01/01/33 | 448.70 | 50,915.00 | 50,847.58 | 50,847.58 | FXD | 0.000 | 10.050 | 0.000 | 0 | 0 | | PURCHASE | 10.050 | Full | B | 542 | 59,900.00 | 59,900.00 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | | | N |
| 5011036 | 0074164617 | CLARA C FLORES | 4260 FLORA STREET | MONTCLAIR | CA | 91763 | OWNER-OCC | SFR | 360 | 80.00 | 90.00 | 7.05 | 03/01/03 | 02/01/33 | 1,239.71 | 185,400.00 | 185,249.52 | 185,098.18 | FXD | 0.000 | 7.050 | 0.000 | 0 | 0 | | PURCHASE | 7.050 | Stated | AA | 658 | 208,000.00 | 206,000.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 5011044 | 0074164625 | STANLEY WINSKI | 2004 BELLMORE AVENUE | BELLMORE | NY | 11710 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 6.55 | 04/01/03 | 03/01/33 | 2,450.29 | 317,205.00 | 317,014.80 | 317,014.80 | FXD | 0.000 | 6.550 | 0.000 | 0 | 0 | | PURCHASE | 6.550 | Stated | AA | 648 | 340,000.00 | 333,900.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | | | N |
| 5011069 | 0074164641 | ROBERT DOYLE | 704 W CITRUS EDGE ST | GLENDORA | CA | 91740 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 483.75 | 51,000.00 | 50,880.69 | 50,880.69 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 751 | 260,000.00 | 255,000.00 | 2 | 1/14/2003 | 238 | 04/01/03 | Group I | | | N |
| 5011176 | 0074164732 | VANCE GERING | 387 N SCOTT STREET | CARLTON | OR | 97111 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 377.67 | 37,200.00 | 37,065.94 | 37,065.94 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 738 | 188,000.00 | 186,000.00 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 5011200 | 0074164757 | RONALD J CANFIELD | 178 N MCKINLEY AVE | BATTLE CREEK | MI | 49017 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.05 | 03/01/03 | 02/01/33 | 764.89 | 80,000.00 | 79,938.87 | 79,907.86 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.050 | Full | C | 530 | 100,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5011259 | 0074164799 | INGELA HOERLER | 6523 W SNOQUALMIE VLY RD NE | CARNATION | WA | 98014 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 406.10 | 40,000.00 | 39,896.20 | 39,896.20 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 643 | 257,000.00 | 200,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5011408 | 0074164898 | YVETTE CLARK | 16878 BAYLIS ST | DETROIT | MI | 48221 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 9.70 | 03/01/03 | 02/01/33 | 1,090.75 | 127,500.00 | 127,439.82 | 127,379.01 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | B | 462 | 150,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5011432 | 0074164922 | JESUS R OLMOS | 2269 ORLANDO DRIVE | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 02/01/03 | 01/01/33 | 2,280.31 | 348,000.00 | 347,674.03 | 347,074.03 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 | PURCHASE | 6.850 | Full | A | 631 | 445,000.00 | 435000 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5011499 | 0074164989 | VICTORIA NGO | 82 VIA LA MORRA | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 360 | 89.80 | 89.80 | 6.75 | 02/01/03 | 01/01/33 | 2,594.40 | 400,000.00 | 398,960.97 | 398,960.97 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 01/01/05 | PURCHASE | 6.750 | Stated | AA | 624 | 448,000.00 | 445413 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5011515 | 0074165003 | JOSE B ZIALCITA | 970 FLINT AVENUE | LATHROP | CA | 95330 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 10.75 | 03/01/03 | 02/01/23 | 449.24 | 44,250.00 | 44,143.88 | 44,143.88 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 754 | 305,000.00 | 295,000.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group I | | | N |
| 5011564 | 0074165028 | GERARDO GONZALEZ | 430 PACHECO AVENUE | SANTA CRUZ | CA | 95062 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.80 | 02/01/03 | 01/01/33 | 3,044.95 | 431,250.00 | 430,620.81 | 430,302.92 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 01/01/05 | PURCHASE | 7.600 | Stated | B | 687 | 575,000.00 | 597000 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5011572 | 0074165036 | GERARDO GONZALEZ | 430 PACHECO AVENUE | SANTA CRUZ | CA | 95062 | OWNER-OCC | SFR | 240 | 17.39 | 92.39 | 10.99 | 02/01/03 | 01/01/23 | 1,031.51 | 100,000.00 | 99,767.56 | 99,649.77 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | B | 687 | 575,000.00 | 587,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 5011630 | 0074165077 | TIMOTHY MATHEWS | 2159 SHIRE DRIVE | EL CAJON | CA | 92019 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.60 | 02/01/03 | 01/01/33 | 3,120.68 | 489,600.00 | 488,779.45 | 488,290.56 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Full | A | 688 | 544,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5011705 | 0074165135 | FLOYD A LOOMIS | 2502 4TH AVENUE N | SEATTLE | WA | 98109 | OWNER-OCC | SFR | 360 | 79.58 | 79.58 | 6.88 | 03/01/03 | 02/01/33 | 3,580.27 | 545,000.00 | 544,542.13 | 544,081.63 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | A | 643 | 685,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5011770 | 0074165200 | MARIA AGUILAR | 1775 AUSEON AVE. | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 538.05 | 52,800.00 | 52,609.16 | 52,609.16 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 687 | 264,000.00 | 264,000.00 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 5011846 | 0074165275 | PETER B PAPPAS | 3769-3771 FILLMORE STREET | SAN FRANCISCO | CA | 94123 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 | 7.00 | 02/01/03 | 01/01/33 | 6,334.52 | 952,175.00 | 950,559.53 | 949,769.94 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | PURCHASE | 7.000 | Full | A | 670 | ########## | 1269500 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5011903 | 0074165325 | ROSINA CLINGINGSMITH | 2218 WRENWOOD AVENUE | CLOVIS | CA | 93611 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 513.95 | 47,425.00 | 47,375.42 | 47,274.40 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 651 | 245,000.00 | 237125 | 2 | 1/8/2003 | 237 | 02/01/03 | Group II | | | N |
| 5011937 | 0074165341 | BRUCE N NGUYEN | 2148 MANASSAS COURT | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 739.83 | 78,000.00 | 77,786.94 | 77,679.11 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 694 | 390,000.00 | 390,000.00 | 2 | 1/6/2003 | 237 | 03/01/03 | Group I | | | N |
| 5012047 | 0074165440 | SAMUEL ALAM | 3112 TERRIMAY LANE | SANTA ROSA | CA | 95407 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.50 | 02/01/03 | 01/01/33 | 1,894.01 | 246,400.00 | 246,100.39 | 245,948.99 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 604 | 308,000.00 | 0 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012075 | 0074165457 | FERN SCHIFF | 18 CLIFFVIEW COURT | WEST WINDSOR | NJ | 8550 | OWNER-OCC | SFR | 360 | 78.79 | 78.79 | 7.70 | 03/01/03 | 02/01/33 | 5,347.21 | 750,000.00 | 749,465.29 | 748,927.16 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.700 | Full | A- | 584 | 940,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012083 | 0074165465 | ALFONSO MURATALLA | 800 MARIN AVENUE | MODESTO | CA | 95358 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 347.17 | 36,000.00 | 35,904.66 | 35,856.40 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A- | 674 | 180,000.00 | 180000 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 5012224 | 0074165572 | IRMA LARA | 763 NORTH MORENGO AVENUE 4 | PASADENA | CA | 91103 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 324.88 | 32,000.00 | 31,923.23 | 31,884.33 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 728 | 161,000.00 | 160000 | 2 | 1/6/2003 | 237 | 03/01/03 | Group II | | | N |
| 5012240 | 0074165580 | CAROL WHEELER | HC 64 BOX 300 | LOCO | OK | 73442 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 03/01/03 | 02/01/33 | 461.60 | 48,750.00 | 48,732.96 | 48,715.76 | ARM | 5.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | PURCHASE | 10.900 | Full | A- | 611 | 55,000.00 | 55,000.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012349 | 0074165622 | MILKA KAHROVIC | 2759 BROADMOOR AVENUE | CONCORD | CA | 94520 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 627.23 | 57,000.00 | 56,825.16 | 56,825.16 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Stated | A | 700 | 285,000.00 | 285,000.00 | 2 | 1/3/2003 | 237 | 04/01/03 | Group II | | | N |
| 5012414 | 0074165697 | PATRICIA CARDENAS | 212 EXETER AVENUE | SAN CARLOS | CA | 94070 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.80 | 02/01/03 | 01/01/33 | 5,019.83 | 770,000.00 | 768,683.25 | 768,019.32 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.800 | Stated | A | 675 | ########## | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012422 | 0074165705 | VERONICA VILLALON | 1801 S HALSTED 202 | CHICAGO | IL | 60608 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.99 | 03/01/03 | 02/01/23 | 564.54 | 58,540.00 | 58,462.81 | 58,384.97 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 722 | 300,000.00 | 292,700.00 | 2 | 1/23/2003 | 238 | 03/01/03 | Group II | | | N |
| 5012471 | 0074165747 | SHAWN LANE | 811 GARFIELD DRIVE | PETALUMA | CA | 94954 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.24 | 03/01/03 | 02/01/33 | 2,087.20 | 378,400.00 | 377,965.15 | 377,528.40 | ARM | 4.990 | 11.240 | 6.240 | 1 | 1 | 02/01/05 | PURCHASE | 6.240 | Full | A | 689 | 473,000.00 | 473000 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012489 | 0074165754 | RICARDO M BUIZA | 1183 BOULDER CREEK DRIVE | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.50 | 02/01/03 | 01/01/33 | 2,912.23 | 416,500.00 | 415,879.88 | 415,568.88 | ARM | 5.750 | 13.500 | 7.500 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.500 | Stated | A- | 590 | 490,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012588 | 0074165853 | STANLEY E HEADLEY | 6741 ARALIA AVENUE | SAINT LEONARD | MD | 20685 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 04/01/03 | 03/01/33 | 1,095.03 | 128,000.00 | 127,939.64 | 127,939.64 | ARM | 6.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | B | 491 | 160,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5012604 | 0074165879 | TOOSDAI J JOHNS | 83 MARK | PONTIAC | MI | 48341 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.00 | 03/01/03 | 02/01/33 | 609.49 | 64,000.00 | 63,977.18 | 63,954.15 | ARM | 6.750 | 17.000 | 11.000 | 1 | 1 | 02/01/05 | PURCHASE | 11.000 | Full | C | 565 | 80,000.00 | 80,000.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012612 | 0074165887 | RICHARD P BARNES | 12804 KERRYDALE ROAD | WOODBRIDGE | VA | 22193 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 | 03/01/03 | 02/01/33 | 1,247.93 | 171,700.00 | 171,582.43 | 171,484.08 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.900 | Limited | A | 606 | 202,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5012620 | 0074165895 | WILLIAM H STOCKWELL | 8535 E VIA MONTOYA | SCOTTSDALE | AZ | 85255 | OWNER-OCC | PUD | 360 | 64.93 | 64.93 | 5.99 | 02/01/03 | 01/01/33 | 4,844.67 | 809,000.00 | 807,182.18 | 806,268.47 | ARM | 4.990 | 11.990 | 5.990 | 3 | 1 | 01/01/06 | REFI-NO CASHOUT | 5.990 | Full | A | 731 | ########## | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012729 | 0074165994 | MIKE SHELTON | 3824 ARNOLD STREET | HOUSTON | TX | 77005 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.99 | 03/01/03 | 02/01/33 | 4,504.73 | 513,750.00 | 513,522.24 | 513,292.58 | ARM | 6.750 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.990 | Full | C | 650 | 685,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012802 | 0074166075 | DAVID AMIR | 1817 EWING AVE SOUTH | MINNEAPOLIS | MN | 55416 | OWNER-OCC | SFR | 360 | 74.02 | 74.02 | 9.75 | 03/01/03 | 02/01/33 | 2,607.84 | 303,500.00 | 303,358.40 | 303,215.65 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Full | B | 456 | 410,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012828 | 0074166091 | DERVIN E WILLIAMS | 45 47 OAKLAND TERR | HARTFORD | CT | 6112 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 6.85 | 03/01/03 | 02/01/33 | 776.47 | 117,300.00 | 117,105.22 | 117,105.22 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.850 | Stated | AA | 640 | 138,000.00 | 0.00 | 1 | 1/9/2003 | 358 | 04/01/03 | Group I | | | N |
| 5012851 | 0074166125 | JASON M WUOTKE | 431 RIDGEWAY DRIVE | BRILLION | WI | 54110 | OWNER-OCC | SFR | 360 | 81.48 | 81.48 | 9.83 | 02/01/03 | 01/01/33 | 1,063.55 | 123,000.00 | 122,888.58 | 122,829.14 | ARM | 5.750 | 15.825 | 9.825 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.825 | Limited | A- | 482 | 151,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012869 | 0074166133 | SYLVIA RAMIREZ | 133 WEST TORREY STREET | NEW BRAUNFELS | TX | 78130 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.88 | 03/01/03 | 02/01/33 | 436.61 | 42,720.00 | 42,695.28 | 42,695.28 | ARM | 6.250 | 17.875 | 11.875 | 3 | 1 | 02/01/06 | PURCHASE | 11.875 | Full | B- | 496 | 54,000.00 | 53400 | 1 | 1/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5012885 | 0074166158 | JAMES R JACOBSON | 385 EAST 300 NORTH | CLEARFIELD | UT | 84015 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 453.11 | 51,850.00 | 51,826.81 | 51,803.43 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | PURCHASE | 9.850 | Full | B | 509 | 72,000.00 | 61000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012992 | 0074166257 | FERMIN URIARTE | 432-434 W 11TH STREET | LONG BEACH | CA | 90813 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 | 8.50 | 02/01/03 | 01/01/18 | 563.60 | 54,000.00 | 53,720.14 | 53,567.88 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | PURCHASE | 8.500 | Full | A | 721 | 270,000.00 | 270,000.00 | 2 | 1/7/2003 | 177 | 03/01/03 | Group II | | | N |
| 5013024 | 0074166281 | TERRY D SARGENT | 8827 GOLDMAN RD | HILLSBORO | MO | 63050 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/33 | 789.16 | 80,000.00 | 79,963.33 | 79,937.12 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.450 | Full | B- | 486 | 100,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013065 | 0074166323 | MIRIAM VAN NIEUWLAND | 125 PELICAN PLACE | EDGEWATER | FL | 32132 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 183.73 | 19,000.00 | 18,924.32 | 18,924.22 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Stated | A | 674 | 98,000.00 | 95,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5013107 | 0074166364 | BURMA H PRUITT | 3825 4TH AVENUE SOUTH | BIRMINGHAM | AL | 35222 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 03/01/03 | 02/01/33 | 551.35 | 63,900.00 | 63,840.78 | 63,840.78 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 475 | 71,000.00 | 0 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5013123 | 0074166380 | DENNIS ROCKETTE | 4201 OLIVER ST | FORT WAYNE | IN | 46806 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.20 | 04/01/03 | 03/01/33 | 492.53 | 47,175.00 | 47,175.00 | 47,162.06 | ARM | 6.250 | 18.200 | 12.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.200 | Full | B- | 491 | 55,500.00 | 0 | 1 | 2/8/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013172 | 0074166430 | REGINA VILLANUEVA | 4020 S CLINTON ST | FORT WAYNE | IN | 46806 | OWNER-OCC | SFR | 360 | 84.52 | 84.52 | 11.10 | 04/01/03 | 03/01/33 | 340.78 | 35,500.00 | 35,487.62 | 35,487.62 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.100 | Full | B- | 535 | 42,000.00 | 0 | 1 | 2/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5013271 | 0074166513 | CHARELS DAVIS | 118 MOONRAKER COURT | VALLEJO | CA | 94590 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.75 | 02/01/03 | 01/01/33 | 1,926.34 | 297,000.00 | 296,487.14 | 296,228.54 | ARM | 4.990 | 12.750 | 6.750 | 1 | 1 | 01/01/06 | REFI-CASHOUT | 6.750 | Full | A- | 592 | 330,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013338 | 0074166582 | TERRI J ANDERSON | 10716 BANCROFT AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 360 | 82.76 | 82.76 | 5.95 | 03/01/03 | 02/01/33 | 1,431.22 | 240,000.00 | 239,758.78 | 239,516.36 | ARM | 4.990 | 11.950 | 5.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.950 | Full | A | 685 | 290,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013347 | 0074166570 | RICHARD L STRAUGHN | 1741 FALLBROOK LN | CINCINNATI | OH | 45240 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.99 | 03/01/03 | 02/01/33 | 1,016.54 | 126,450.00 | 126,380.78 | 126,311.04 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | A- | 604 | 140,500.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013503 | 0074166729 | MOHAMMAD Z INAM | 4800 HENICAN PLACE | METAIRIE | LA | 70003 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.70 | 02/01/03 | 01/01/33 | 2,337.98 | 232,500.00 | 232,357.10 | 232,284.60 | FXD | 0.000 | 11.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.700 | Stated | B | 495 | 310,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5013545 | 0074166760 | KIMBERLY R STORM | 4013 CALLE BIENVENIDO | SAN CLEMENTE | CA | 92673 | OWNER-OCC | SFR | 360 | 78.57 | 78.57 | 6.25 | 02/01/03 | 01/01/33 | 3,047.81 | 495,000.00 | 493,583.59 | 493,583.59 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | PURCHASE | 6.250 | Stated | AA | 660 | 630,000.00 | 630,000.00 | 1 | 1/6/2003 | 357 | 04/01/03 | Group II | | | N |
| 5013560 | 0074166786 | THOMAS HOWARD | 250 COUNTY ROAD 237 | GATESVILLE | TX | 76561 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.30 | 04/01/03 | 03/01/33 | 667.68 | 80,800.00 | 80,758.20 | 80,758.20 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | PURCHASE | 9.300 | Full | B | 550 | 101,000.00 | 101,000.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5013638 | 0074166802 | DAVID C RENFROW | 617 COURTNEY DR | NEW HAVEN | IN | 46774 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.80 | 03/01/03 | 02/01/33 | 547.35 | 58,400.00 | 58,378.25 | 58,356.30 | FXD | 0.000 | 10.800 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 10.800 | Full | C | 576 | 73,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 5013719 | 0074166829 | VANESSA PEREZ | 619 DIAMOND FALLS | SAN ANTONIO | TX | 78251 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.50 | 02/01/03 | 01/01/18 | 258.82 | 24,783.00 | 24,659.29 | 24,595.61 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Stated | A | 660 | 125,500.00 | 123,933.00 | 2 | 12/30/2002 | 177 | 03/01/03 | Group II | | | N |
| 5013800 | 0074166877 | LARRY E SLOAN | 10332 PUA DRIVE | HUNTINGTON BEACH | CA | 92646 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 02/01/03 | 01/01/33 | 2,700.37 | 341,700.00 | 341,309.43 | 341,112.00 | ARM | 6.250 | 14.800 | 8.800 | 3 | 1 | 01/01/06 | REFI-CASHOUT | 8.800 | Full | B- | 568 | 402,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013842 | 0074166901 | ELIAS ZAMORANO | 4188 W PROVIDENCE AVE | FRESNO | CA | 93722 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 293.60 | 28,000.00 | 27,937.11 | 27,905.22 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 639 | 144,000.00 | 140,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5013883 | 0074166919 | JUAN C MOSCOSO | 101 WINDY KNOLL DR | ROCKVILLE | MD | 20850 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.55 | 03/01/03 | 02/01/33 | 3,717.52 | 585,104.00 | 584,580.17 | 584,053.48 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 | PURCHASE | 6.550 | Full | A | 643 | 752,000.00 | 731,380.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5013874 | 0074166878 | DICK STRUIKSMA | 15302 PUMA AVE | NORWALK | CA | 90650 | OWNER-OCC | SFR | 360 | 54.08 | 54.08 | 8.70 | 03/01/03 | 02/01/33 | 1,187.23 | 151,600.00 | 151,511.87 | 151,423.10 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.700 | Full | A- | 493 | 281,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5014055 | 0074167057 | DEBBIE C CHONTOS | 1442 EAST MAPLE AVENUE | ORANGE | CA | 92866 | OWNER-OCC | SFR | 360 | 63.89 | 63.89 | 10.25 | 02/01/03 | 01/01/33 | 2,061.04 | 230,000.00 | 229,806.28 | 229,708.15 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.250 | Stated | B- | 520 | 360,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5014087 | 0074167080 | JUDITH CAMACHO | 3003 BROADWAY AVENUE | HUNTINGTON PARK | CA | 90255 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 8.70 | 03/01/03 | 02/01/33 | 1,018.08 | 130,000.00 | 129,918.30 | 129,816.30 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.700 | Full | A- | 478 | 200,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5014105 | 0074167107 | EUGENE F FLOYD | 18047 DELANO STREET | RESEDA | CA | 91316 | OWNER-OCC | SFR | 360 | 70.65 | 70.65 | 6.50 | 03/01/03 | 02/01/33 | 2,054.23 | 325,000.00 | 324,706.19 | 324,410.79 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | A- | 597 | 460,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5014154 | 0074167156 | ROBERT O LUNA | 284 EAST 43RD STREET | SAN BERNARDINO | CA | 92404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.35 | 02/01/03 | 01/01/33 | 795.12 | 88,000.00 | 87,927.45 | 87,890.70 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.350 | Full | B- | 624 | 110,000.00 | 0 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5014170 | 0074167172 | EVA OSELAND | 8050 BROWNSTONE STREET | LOS ANGELES | CA | 91040 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 521.83 | 51,400.00 | 51,278.71 | 51,214.23 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 707 | 257,000.00 | 257000 | 2 | 1/6/2003 | 237 | 03/01/03 | Group I | | | N |
| 5014188 | 0074167180 | HOMERO FLORES | 10515 MELVIN AVENUE | LOS ANGELES | CA | 91326 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.35 | 03/01/03 | 02/01/33 | 2,811.01 | 408,000.00 | 407,687.99 | 407,374.07 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | | PURCHASE | 7.350 | Full | A | 745 | 512,000.00 | 510000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 5011135 | 0074167214 | GORDON E WIBBENS | 10728 MARINE VIEW DRIVE | MUKILTEO | WA | 98275 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.99 | 02/01/03 | 01/01/33 | 4,516.17 | 679,500.00 | 678,380.59 | 677,815.90 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.990 | Full | A | 617 | 755,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5011549 | 0074167253 | SHARI V ANDREWS | 61 EMERY BAY DRIVE | EMERYVILLE | CA | 94608 | OWNER-OCC | CONDO | 360 | 65.00 | 65.00 | 10.70 | 03/01/03 | 02/01/33 | 1,631.67 | 175,500.00 | 175,433.21 | 175,365.82 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Stated | B- | 474 | 270,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5011895 | 0074167313 | JOVITA RAGASA | 40 SHELBOURNE AVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.99 | 02/01/03 | 01/01/33 | 2,803.98 | 382,500.00 | 381,983.93 | 381,723.32 | ARM | 4.990 | 13.990 | 7.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 589 | 510,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5011911 | 0074167321 | YIN H HOE | 2139 42ND AVENUE | SAN FRANCISCO | CA | 94116 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.50 | 02/01/03 | 01/01/33 | 3,915.61 | 560,000.00 | 559,166.18 | 558,745.36 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.500 | Stated | A | 649 | 700,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 5012016 | 0074167354 | ERNESTO O CANO | 158 DENNIS DRIVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 66.36 | 66.36 | 8.20 | 02/01/03 | 01/01/33 | 2,729.31 | 365,000.00 | 364,528.11 | 364,289.74 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.200 | Stated | A- | 567 | 550,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5012281 | 0074167438 | L L KAUFTHEIL | 5975 LAGOON ROAD | HOMEWOOD | CA | 96141 | 2ND HOME | SFR | 360 | 80.00 | 80.00 | 6.85 | 02/01/03 | 01/01/33 | 2,594.63 | 396,000.00 | 395,329.43 | 394,991.27 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.850 | Full | A | 633 | 495,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | | | N |
| 5012299 | 0074167446 | PAMELA S LA GRANGE | 1210 EL SUR WAY | SACRAMENTO | CA | 95864 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.00 | 02/01/03 | 01/01/33 | 3,401.00 | 463,500.00 | 462,560.77 | 462,560.77 | ARM | 4.990 | 14.000 | 8.000 | 1 | 1 | 01/01/05 | PURCHASE | 8.000 | Full | A | 615 | 515,000.00 | 515000 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5013651 | 0074167511 | JORGE ORTEGA | 8126 IRIS STREET | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 88.45 | 88.45 | 6.50 | 02/01/03 | 01/01/33 | 1,530.24 | 242,100.00 | 241,439.65 | 241,439.65 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 731 | 280,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5013683 | 0074167529 | DONALD F COLLIER | 6215 E ROBERTA PLACE | STOCKTON | CA | 95212 | OWNER-OCC | SFR | 360 | 79.84 | 79.84 | 6.70 | 03/01/03 | 02/01/33 | 3,218.94 | 499,000.00 | 498,129.88 | 498,129.88 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.700 | Stated | A | 665 | 625,000.00 | 0 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6478 x.7281
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5941 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 013701 | 0074167545 | XOCHILTH R GUITRON | 3518 BRENNER WAY | MODESTO | CA | 95350 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 013743 | 0074167560 | DAVID C PHILLIPS | 7656 MADRONE LANE | BROWNS VALLEY | CA | 95918 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 7.62 |
| 014276 | 0074167719 | MELISSA CANCEL | 2127 2127 1/2 DALE STREET | SAN DIEGO | CA | 92104 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 10.75 |
| 014287 | 0074167727 | HELEN SMITH | 2792 VIOLET AVENUE | FAIRFIELD | CA | 94533 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 014428 | 0074167867 | ALESHIA COSTELLO | 824 FIREPIT DRIVE | DIAMOND BAR | CA | 91765 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 014436 | 0074167875 | LA DO | 26521 LILAC HILL DRIVE | ESCONDIDO | CA | 92026 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.99 |
| 014675 | 0074168113 | THEODORE C O'BIKE | 5478 HIGH MEADOW PLACE | RANCHO CUCAMONGA | CA | 91737 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.99 |
| 014683 | 0074168121 | GILBERT A CHAVEZ | 28302 REY DE COPAS LANE #8 | MALIBU | CA | 90265 | NON OWNER | CONDO | 360 | 80.00 | 80.00 | 5.49 |
| 011101 | 0074168303 | BRADLEY E ELLIS | 4379 232ND COURT SE | SAMMAMISH | WA | 98075 | OWNER-OCC | SFR | 360 | 84.98 | 84.98 | 8.20 |
| 011287 | 0074168311 | DIANA E GOODRICH | 2220 N WATTS STREET | PORTLAND | OR | 97217 | OWNER-OCC | SFR | 360 | 84.72 | 84.72 | 9.40 |
| 011309 | 0074168329 | DAN F CLEMENT | 120 KAUER RD | PACKWOOD | WA | 98361 | OWNER-OCC | SFR | 360 | 66.67 | 66.67 | 9.25 |
| 011390 | 0074168345 | RECARR E JONES | 26 NE SARATOGA STREET | PORTLAND | OR | 97211 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.35 |
| 013644 | 0074168402 | ISMAEL RAMIREZ | 181 JIMNO AVENUE | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.65 |
| 014840 | 0074168436 | ENNIO LEROSE | 112 CAROLINE AVENUE | FRANKLIN SQUARE | NY | 11010 | OWNER-OCC | SFR | 360 | 79.98 | 79.98 | 6.99 |
| 014865 | 0074168451 | TIMOTHY E PAGE | 375 PLAIN STREET | BRIDGEWATER | MA | 2324 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 |
| 014881 | 0074168477 | MURRAY A HUGGINS | 50 VALLEY VIEW DR | MEDFORD | OR | 97504 | OWNER-OCC | SFR | 180 | 63.08 | 63.08 | 5.75 |
| 014972 | 0074168568 | HOSIA ROBERTS | 137 BOUQUET COURT | O'FALLON | MO | 63366 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.60 |
| 015045 | 0074168634 | JEFFEREY F TOM | 6034 SHIRLEY AVE | TARZANA | CA | 91356 | OWNER-OCC | SFR | 360 | 77.70 | 77.70 | 6.00 |
| 015177 | 0074168768 | WILLIAM V LEOBETTER | 1271 HARCO DRIVE | BATON ROUGE | LA | 70815 | OWNER-OCC | SFR | 360 | 71.43 | 71.43 | 9.60 |
| 015284 | 0074168672 | DALIA REYNA | 1405 DAVENPORT STREET | WESLACO | TX | 78596 | OWNER-OCC | SFR | 360 | 61.54 | 61.54 | 12.50 |
| 016300 | 0074168698 | HARRY L ROBINSON | 152 WILDERNESS DRIVE | ROCKINGHAM | NC | 28379 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.40 |
| 015387 | 0074168938 | WILLIAM MORGAN | 12430 WYNDOM ROAD | PHILADELPHIA | PA | 19154 | OWNER-OCC | SFR | 360 | 57.39 | 57.39 | 10.80 |
| 015391 | 0074168950 | OPHELIA HAMILTON | 88 N EDITH ST | PONTIAC | MI | 48342 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.20 |
| 015433 | 0074169020 | TERESA N ABREGO | 1427 CABALLERO DR | SAN ANTONIO | TX | 78224 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.60 |
| 015482 | 0074169061 | MATTHEW E WRIGHT | 1321 208TH AVENUE NE | SAMMAMISH | WA | 98074 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.35 |
| 015581 | 0074169160 | NEIL R COSSMAN | 703 AILEEN STREET | OAKLAND | CA | 94609 | OWNER-OCC | 2-4 UNITS | 360 | 70.00 | 70.00 | 7.70 |
| 015618 | 0074169194 | ELIZABETH VAWTER | 3678 ALMA AVENUE | REDDING | CA | 96002 | OWNER-OCC | SFR | 360 | 73.94 | 73.94 | 9.75 |
| 015623 | 0074169202 | LARRY GROHMAN | 23431 BAYLEAF DRIVE | SPRING | TX | 77373 | OWNER-OCC | PUD | 360 | 69.73 | 69.73 | 9.80 |
| 015631 | 0074169210 | TRACY WILKIE | 7325 CARLSON RD | SHERIDAN | MI | 48884 | OWNER-OCC | SFR | 360 | 60.87 | 60.87 | 11.60 |
| 015680 | 0074169269 | JUDY M HUNTER | 22 TIMBERWOOD COURT | SACRAMENTO | CA | 95833 | OWNER-OCC | SFR | 360 | 79.53 | 79.53 | 9.70 |
| 015698 | 0074169277 | NELSON B THARP | 10200 OWEN BROWN ROAD | COLUMBIA | MD | 21044 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.25 |
| 015723 | 0074169301 | JOE PIZARRO | 2883 FAIRWAY | REDDING | CA | 96002 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 015771 | 0074169350 | RAFAEL MACIAS | 417 E 14TH STREET | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 015789 | 0074169368 | DAVID JONES | 1228 FOWLER AVENUE | EVANSTON | IL | 60202 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.25 |
| 015813 | 0074169392 | DELMA CARDONA | 1408 COOK STREET | HOUSTON | TX | 77008 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 |
| 015812 | 0074169491 | KEN DE BRUYN | 2220 CHRISTINE WAY | TURLOCK | CA | 95380 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.35 |
| 015820 | 0074169509 | SCOTT E CRUISE | 2760 CENTURION LANE | NEW LENOX | IL | 60451 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.35 |
| 015938 | 0074169517 | EDWARD A MC BRIDE II | 770 VERDEMONT CIRCLE | SIMI VALLEY | CA | 93065 | OWNER-OCC | PUD | 360 | 79.98 | 79.98 | 6.63 |
| 015946 | 0074169525 | MOHAMED DEEN | 8802 PASEO LOBO | TEXAS CITY | TX | 77591 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.40 |
| 015953 | 0074169533 | FELIX E TAPIA | 132 E GARFIELD AVE | MANTECA | CA | 95336 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.85 |
| 015961 | 0074169541 | LARRY R THOMAS | 1038 PALM AVENUE | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 69.94 | 69.94 | 6.70 |
| 016087 | 0074169566 | LARAH DELARA | 81 NORWOOD AVE. | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 81.82 | 81.82 | 6.45 |
| 016095 | 0074169574 | LARAH DELARA | 81 NORWOOD AVE. | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 240 | 18.00 | 99.82 | 9.99 |
| 016159 | 0074169731 | BESSIE RAMIREZ | 4307 N 27TH LANE | MCALLEN | TX | 78504 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 |
| 016233 | 0074169814 | RICHARD GOWER | 907 N 24TH STREET | PADUCAH | KY | 42001 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.75 |
| 016290 | 0074169871 | ROBERTO MARTINEZ-BELTRA | 17915 25TH DRIVE SE | BOTHELL | WA | 98012 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 016324 | 0074169905 | LAUREN G WEMAR | 1265 SCOTT ROAD | JACKSONVILLE | FL | 32258 | OWNER-OCC | MANU/MOBIL | 360 | 70.00 | 70.00 | 8.25 |
| 016332 | 0074169913 | DANIEL BERRYMAN | 18329 SE 43RD LANE | VANCOUVER | WA | 98683 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 |
| 016365 | 0074169939 | RAHUL L HASEMANN | 7015 181ST STREET CT E | PUYALLUP | WA | 98375 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.35 |
| 016431 | 0074169998 | ANGEL TORRES | 22231 PARADISE LAKE ROAD | SNOHOMISH | WA | 98296 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 |
| 016472 | 0074170038 | CAROLINE LANE | 1559-A 6TH ST NE | AUBURN | WA | 98002 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.75 |
| 016480 | 0074170044 | THOMAS J SIMKO | 9875 HARVEY ROAD | GALT | CA | 95632 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.25 |
| 016563 | 0074170127 | PEGGY A JOHNSON | 456 24TH AVENUE E | SEATTLE | WA | 98112 | OWNER-OCC | SFR | 360 | 79.49 | 79.49 | 6.00 |
| 016597 | 0074170150 | KYLE P ROHRBAUGH | 3419 ROSEDALE ST NW | GIG HARBOR | WA | 98335 | OWNER-OCC | SFR | 240 | 19.86 | 99.28 | 9.75 |
| 016712 | 0074170275 | DEREK K GARDNER | 275 GREEN ST #5G8 | EDGEWATER PARK TWP | NJ | 8010 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.00 |
| 016738 | 0074170291 | GITI HARPER | 1534 WILLOWMONT AVENUE | SAN JOSE | CA | 95118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.70 |
| 016753 | 0074170317 | GITI HARPER | 1534 WILLOWMONT AVENUE | SAN JOSE | CA | 95118 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 016787 | 0074170341 | RITA LANGSTON | 10 ALVARES COURT | SACRAMENTO | CA | 95833 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 |
| 016829 | 0074170382 | GARY E REED | 1206 LEEWARD COURT | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.10 |
| 016837 | 0074170390 | SERAFINE L LOPEZ | 5537 S UNION AVENUE | CHICAGO | IL | 60621 | OWNER-OCC | 2-4 UNITS | 360 | 63.69 | 63.69 | 10.25 |
| 016852 | 0074170416 | LUZ E ESPARZA | 959 GILCHRIST DRIVE #4 | SAN JOSE | CA | 95133 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 |
| 016878 | 0074170432 | KENNETH O KENNEDY | 2300 NE 34TH PLACE | OCALA | FL | 34479 | OWNER-OCC | SFR | 360 | 82.65 | 82.65 | 10.45 |
| 017041 | 0074170608 | JOSE VIDRIO | 483 OLYMPIA AVENUE | SAN JUAN BAUTISTA | CA | 95045 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.15 |
| 017082 | 0074170640 | KEVIN M WALTON | 11825 S SANGAMON STREET | CHICAGO | IL | 60643 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.80 |
| 017140 | 0074170705 | GARRY R JERRELL | 9 N HOMELAND AVE | ANNAPOLIS | MD | 21401 | OWNER-OCC | SFR | 360 | 87.20 | 87.20 | 7.30 |
| 017173 | 0074170738 | JACKIE E THOMAS | 8550 COUNTY ROAD 134 | KIOWA | CO | 80117 | OWNER-OCC | MANU/MOBIL | 360 | 73.88 | 73.88 | 8.60 |
| 017207 | 0074170782 | KEVIN M WALTON | 11825 S SANGAMON STRRET | CHICAGO | IL | 60643 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 11.99 |
| 017233 | 0074170788 | OTILIA SALAS | 2713 VILLA COURT | LOS BANOS | CA | 93635 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 017268 | 0074170853 | KEVIN S HAHNER | 3445 ESTERBROOK WAY | ANTELOPE | CA | 95843 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 10.99 |
| 017306 | 0074170861 | PEDRO L FRANCISCO | 720 722 PINE STREET | CENTRAL FALLS | RI | 2863 | OWNER-OCC | 2-4 UNITS | 360 | 62.50 | 62.50 | 11.45 |
| 017322 | 0074170887 | KENNETH WEDEKES | 112 KAWAINUI LANE | BASTROP | TX | 78602 | OWNER-OCC | PUD | 240 | 13.75 | 93.75 | 9.75 |
| 017330 | 0074170895 | MICHELLE L COUSAR | 1735-1737 W 108TH STREET | LOS ANGELES | CA | 90047 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.75 |
| 017348 | 0074170903 | ERIC HILL | 13278 NEFF RD | CLIO | MI | 48420 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.15 |
| 017363 | 0074170929 | TAMMIE PIERCE | 10167 S MILLBURY WAY | SANDY | UT | 84092 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 |
| 017442 | 0074171028 | QUENTIN P SKIDMORE | 208 PAULA STREET | PLATTENVILLE | LA | 70393 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 |
| 017585 | 0074171168 | BERNARD A KROEH | 874 WHITE CLOUD DRIVE | MORGAN HILL | CA | 95037 | OWNER-OCC | SFR | 360 | 80.65 | 80.84 | 8.45 |
| 017811 | 0074171174 | JAMES WRIGHT | 10028 YEOMAN LANE | FORT WORTH | TX | 76179 | OWNER-OCC | SFR | 360 | 77.09 | 77.09 | 10.65 |
| 017848 | 0074171240 | CALVIN L WHITE | 10529 RICKY LN | MIDWEST CITY | OK | 73130 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.25 |
| 017694 | 0074171257 | HARVEY E BALLEW | 11319 SPRING RAIN | SAN ANTONIO | TX | 78249 | OWNER-OCC | SFR | 360 | 62.43 | 62.43 | 12.35 |
| 017702 | 0074171265 | JOSE CENTENO | 1142 ROCKHAVEN COURT | SALINAS | CA | 93906 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 017835 | 0074171398 | DANIEL GEROLD | 1202 2ND AVE EAST | SHAKOPEE | MN | 55379 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 |
| 017926 | 0074171489 | MELVIN W FOWLER | 208 JOHNSON STREET | SEAGOVILLE | TX | 75159 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 |
| 017934 | 0074171497 | DAVID P TAYLOR JR | 131 LEGRIS AVE | WEST WARWICK | RI | 2893 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 6.40 |
| 017983 | 0074171547 | DALE ROGERS | 4550 KINGS MILL ROAD | OAKMAN | AL | 35579 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 10.60 |
| 018023 | 0074171588 | MARIANNE CAPRINO | 2016 SHADY LANE | GARRETT | IN | 46738 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 9.20 |
| 018049 | 0074171604 | STEVE GOUCKENOUR | 4213 W US HWY 40 | BRAZIL | IN | 47834 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.85 |
| 018058 | 0074171612 | PAUL E CARNEY JR | 2405 GRACIE STREET | BATON ROUGE | LA | 70802 | OWNER-OCC | SFR | 360 | 68.54 | 68.54 | 8.55 |
| 018072 | 0074171638 | LINDA S LUBERT | 255 3RD STREET | HASTINGS | PA | 16646 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.85 |
| 018080 | 0074171646 | ARNOLD GOLDSTEIN | 504 VILLA CROSSING | SOUTHLAKE | TX | 76092 | OWNER-OCC | SFR | 360 | 81.65 | 81.65 | 6.65 |
| 018130 | 0074171695 | LONNIE T ELLIS | 7864 SW STAFFORD RD | GREENFIELD | OH | 45123 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.35 |
| 018148 | 0074171703 | ROBBIE DOBBS | 804 YUKON | ODESSA | TX | 79764 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.10 |
| 018197 | 0074171745 | DONALD D DUNN | 8058 CR 673 | CENTER HILL | FL | 33514 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.00 |
| 018205 | 0074171752 | NELSON SOLIZ | 2032 E NORMA AVENUE | WEST COVINA | CA | 91791 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 |
| 018411 | 0074171850 | SHARRON L DANIELS | 8140 LARRY WAY | NORTH HIGHLANDS | CA | 95660 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 |
| 018445 | 0074171884 | DELLA O JOHNSON | 20319 POST OAK HILL DR. | SPRING | TX | 77388 | OWNER-OCC | PUD | 180 | 90.00 | 90.00 | 8.99 |
| 018452 | 0074171892 | MICHAEL C CERONE | RR 1 BOX 159 | CLINTON | ME | 4927 | OWNER-OCC | MANU/MOBIL | 360 | 58.82 | 58.82 | 10.25 |
| 018544 | 0074172081 | SHAWN D STUEVER | 201 PYBAS STREET | WASHINGTON | OK | 73093 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.30 |
| 018585 | 0074172123 | MICHAEL J STILLMAN | 8205 N HUBBARD | WESTLAND | MI | 48185 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 |
| 018627 | 0074172164 | RICHARD A HODGES | 190 THOMPSON ROAD | GRAND JUNCTION | CO | 81503 | OWNER-OCC | SFR | 360 | 56.16 | 56.16 | 10.60 |
| 018643 | 0074172180 | JAMES S CROSBY | 3133 RUM GULLY ROAD | ISLANDTON | SC | 29929 | OWNER-OCC | MANU/MOBIL | 360 | 78.91 | 78.91 | 10.75 |
| 018718 | 0074172255 | JUAN A ALVARENGA | 16182 IVY STREET | FONTANA | CA | 92335 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 |
| 018734 | 0074172271 | JAMES R AAGESEN | 1082 WOODVIEW DR | FLINT | MI | 48507 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 |
| 018783 | 0074172321 | GERALDINE L TORRES | 1822 NORTH LINCOLN STREET | BURBANK | CA | 91506 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 |
| 018833 | 0074172370 | CORY BARNETT | 234 RIVER RIDGE DR | WALLACE | NC | 28466 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.13 |
| 018841 | 0074172388 | MARIA O PEDROZA | 1433 CROSS RIDGE DRIVE | EL PASO | TX | 79912 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 018858 | 0074172396 | ROBERT S KEEN SR | 2922 COLUMBIA STREET | LOUISVILLE | KY | 40212 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.00 |
| 018874 | 0074172412 | DEBBIE L WILLIAMS | 520 HIGHVIEW | MARBLE FALLS | TX | 78654 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 12.45 |

| LOAN NUMBER | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 927,853,520.25 ORIG LOAN AMOUNT | 926,895,597.98 PRINCIPAL BALANCE | 926,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 013701 | 02/01/03 | 01/01/23 | 319.77 | 31,000.00 | 30,937.95 | 30,891.43 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 013743 | 02/01/03 | 01/01/33 | 1,098.91 | 155,350.00 | 155,276.81 | 155,184.98 | ARM | 5.990 | 13.615 | 7.615 | 1 | 1 | 01/01/05 |
| 014276 | 02/01/03 | 01/01/23 | 864.47 | 85,000.00 | 84,772.13 | 84,650.68 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 014287 | 03/01/03 | 02/01/23 | 487.31 | 48,000.00 | 47,942.49 | 47,884.87 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 014428 | 02/01/03 | 01/01/23 | 628.56 | 58,000.00 | 57,878.12 | 57,816.28 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 014436 | 02/01/03 | 01/01/33 | 3,721.94 | 560,000.00 | 559,077.44 | 558,612.13 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | |
| 014675 | 03/01/03 | 02/01/33 | 5,042.89 | 627,300.00 | 626,956.63 | 626,610.69 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 |
| 014683 | 02/01/03 | 01/01/33 | 1,647.04 | 290,400.00 | 289,781.62 | 289,440.24 | ARM | 4.990 | 11.490 | 5.490 | 1 | 1 | 01/01/05 |
| 011101 | 02/01/03 | 01/01/33 | 4,224.82 | 565,000.00 | 564,269.54 | 563,900.56 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 | 01/01/05 |
| 011287 | 03/01/03 | 02/01/33 | 896.92 | 107,600.00 | 107,445.95 | 107,390.69 | ARM | 5.750 | 15.400 | 9.400 | 3 | 1 | 02/01/06 |
| 011309 | 04/01/03 | 03/01/33 | 740.41 | 90,000.00 | 90,000.00 | 89,953.34 | FXD | 0.000 | 9.250 | 0.000 | 0 | 0 | |
| 011390 | 02/01/03 | 01/01/33 | 1,228.46 | 162,000.00 | 161,786.88 | 161,684.28 | FXD | 0.000 | 8.350 | 0.000 | 0 | 0 | |
| 013644 | 02/01/03 | 01/01/33 | 1,737.72 | 204,000.00 | 203,804.78 | 203,705.99 | ARM | 6.250 | 15.650 | 9.650 | 1 | 1 | 01/01/05 |
| 014840 | 02/01/03 | 01/01/33 | 2,243.13 | 337,500.00 | 336,944.00 | 336,663.57 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | |
| 014865 | 03/01/03 | 02/01/33 | 1,783.88 | 232,000.00 | 231,859.45 | 231,717.91 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 | 02/01/05 |
| 014881 | 03/01/03 | 02/01/18 | 701.70 | 84,500.00 | 84,203.20 | 83,904.97 | FXD | 0.000 | 5.750 | 0.000 | 0 | 0 | |
| 014972 | 03/01/03 | 02/01/33 | 1,950.95 | 195,500.00 | 195,438.60 | 195,377.17 | ARM | 6.250 | 17.600 | 11.600 | 1 | 1 | 02/01/05 |
| 015045 | 02/01/03 | 01/01/33 | 2,632.03 | 439,000.00 | 437,385.88 | 436,840.88 | FXD | 0.000 | 6.000 | 0.000 | 0 | 0 | |
| 015177 | 03/01/03 | 02/01/33 | 508.90 | 60,000.00 | 59,339.57 | 59,339.57 | ARM | 8.750 | 15.600 | 9.600 | 1 | 1 | 02/01/05 |
| 015284 | 03/01/03 | 02/01/33 | 426.91 | 40,000.00 | 39,989.67 | 39,979.32 | FXD | 0.000 | 12.500 | 0.000 | 0 | 0 | |
| 016300 | 02/01/03 | 01/01/33 | 735.04 | 74,800.00 | 74,750.88 | 74,725.98 | ARM | 5.990 | 17.400 | 11.400 | 1 | 1 | 01/01/05 |
| 015387 | 03/01/03 | 02/01/33 | 610.58 | 66,000.00 | 65,950.62 | 65,950.62 | FXD | 0.000 | 10.800 | 0.000 | 0 | 0 | |
| 015391 | 02/01/03 | 01/01/33 | 471.64 | 48,750.00 | 48,718.26 | 48,699.31 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 01/01/05 |
| 015433 | 02/01/03 | 01/01/33 | 458.01 | 54,000.00 | 53,921.34 | 53,921.34 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 01/01/05 |
| 015482 | 02/01/03 | 01/01/33 | 1,649.33 | 217,500.00 | 217,089.40 | 217,089.46 | ARM | 5.990 | 14.350 | 8.350 | 1 | 1 | 01/01/05 |
| 015581 | 03/01/03 | 02/01/33 | 3,243.97 | 455,000.00 | 454,678.61 | 454,349.14 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 | |
| 015618 | 03/01/03 | 02/01/33 | 902.12 | 105,000.00 | 104,951.01 | 104,901.67 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 |
| 015623 | 03/01/03 | 02/01/33 | 530.64 | 61,500.00 | 61,471.41 | 61,442.99 | FXD | 0.000 | 9.800 | 0.000 | 0 | 0 | |
| 015631 | 03/01/03 | 02/01/33 | 698.55 | 70,000.00 | 69,978.12 | 69,956.03 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 02/01/05 |
| 015680 | 02/01/03 | 01/01/33 | 1,452.62 | 169,800.00 | 169,719.93 | 169,557.84 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 01/01/05 |
| 015698 | 03/01/03 | 02/01/33 | 1,875.70 | 228,000.00 | 227,881.80 | 227,762.69 | ARM | 5.750 | 15.250 | 9.250 | 3 | 1 | 02/01/06 |
| 015723 | 02/01/03 | 01/01/23 | 247.57 | 24,000.00 | 23,944.21 | 23,915.03 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 015771 | 03/01/03 | 02/01/23 | 468.31 | 45,400.00 | 45,294.40 | 45,294.40 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 015789 | 03/01/03 | 02/01/33 | 1,546.63 | 188,000.00 | 187,902.54 | 187,804.33 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 |
| 015813 | 02/01/03 | 01/01/18 | 847.82 | 76,680.00 | 76,325.11 | 76,145.33 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | |
| 015812 | 02/01/03 | 01/01/33 | 1,464.07 | 212,500.00 | 212,173.89 | 212,009.40 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | |
| 015820 | 02/01/03 | 01/01/33 | 1,535.58 | 202,500.00 | 202,248.00 | 202,117.80 | ARM | 5.750 | 14.350 | 8.350 | 1 | 1 | 01/01/05 |
| 015938 | 03/01/03 | 02/01/33 | 2,775.75 | 433,500.00 | 433,117.53 | 432,732.89 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | |
| 015946 | 03/01/03 | 02/01/33 | 1,554.15 | 204,000.00 | 203,873.89 | 203,746.82 | FXD | 0.000 | 6.400 | 0.000 | 0 | 0 | |
| 015953 | 03/01/03 | 02/01/33 | 1,571.96 | 190,000.00 | 189,887.74 | 189,782.03 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | |
| 015961 | 03/01/03 | 02/01/33 | 3,768.43 | 584,000.00 | 583,492.74 | 582,981.84 | FXD | 0.000 | 6.700 | 0.000 | 0 | 0 | |
| 016087 | 02/01/03 | 01/01/33 | 2,829.53 | 450,000.00 | 449,176.23 | 448,761.02 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 01/01/05 |
| 016095 | 02/01/03 | 01/01/23 | 954.72 | 99,000.00 | 98,737.63 | 98,605.10 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | |
| 016159 | 02/01/03 | 01/01/33 | 824.42 | 97,200.00 | 97,105.99 | 97,058.42 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 01/01/05 |
| 016233 | 03/01/03 | 02/01/33 | 537.69 | 57,600.00 | 57,556.43 | 57,554.43 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 |
| 016290 | 02/01/03 | 01/01/23 | 472.50 | 43,600.00 | 43,506.39 | 43,461.91 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 016324 | 02/01/03 | 01/01/33 | 499.60 | 66,500.00 | 66,313.74 | 66,270.05 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 | 01/01/05 |
| 016332 | 03/01/03 | 02/01/23 | 418.25 | 41,000.00 | 40,951.04 | 40,901.64 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 016365 | 03/01/03 | 02/01/33 | 1,314.67 | 158,400.00 | 158,238.53 | 158,238.53 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 02/01/05 |
| 016431 | 02/01/03 | 01/01/23 | 445.44 | 46,190.00 | 46,005.74 | 46,005.74 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | |
| 016472 | 03/01/03 | 02/01/23 | 186.48 | 19,660.00 | 19,604.30 | 19,604.30 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 016480 | 02/01/03 | 01/01/33 | 2,308.94 | 375,000.00 | 373,924.65 | 373,924.65 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | |
| 016563 | 03/01/03 | 02/01/33 | 2,787.91 | 465,000.00 | 464,071.87 | 464,071.87 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 |
| 016597 | 02/01/03 | 01/01/23 | 467.15 | 49,250.00 | 49,047.38 | 49,047.38 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 016712 | 04/01/03 | 03/01/33 | 476.66 | 54,315.00 | 54,315.00 | 54,290.97 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 03/01/05 |
| 016738 | 02/01/03 | 01/01/33 | 2,168.14 | 336,000.00 | 335,414.09 | 335,116.68 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 01/01/05 |
| 016753 | 02/01/03 | 01/01/23 | 666.47 | 64,000.00 | 63,804.77 | 63,705.01 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 016787 | 02/01/03 | 01/01/33 | 1,442.61 | 211,500.00 | 211,169.01 | 211,002.01 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 | 01/01/05 |
| 016829 | 03/01/03 | 02/01/33 | 2,159.47 | 266,000.00 | 265,857.70 | 265,714.32 | ARM | 6.250 | 15.100 | 9.100 | 1 | 1 | 02/01/05 |
| 016837 | 03/01/03 | 02/01/33 | 553.37 | 61,747.00 | 61,721.10 | 61,694.96 | ARM | 6.750 | 16.250 | 10.250 | 1 | 1 | 02/01/05 |
| 016852 | 03/01/03 | 02/01/23 | 460.92 | 45,400.00 | 45,345.70 | 45,291.09 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 016878 | 03/01/03 | 02/01/33 | 639.56 | 70,250.00 | 70,193.31 | 70,193.31 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 |
| 017041 | 03/01/03 | 02/01/33 | 3,160.91 | 468,000.00 | 468,000.00 | 467,252.96 | ARM | 4.990 | 13.150 | 7.150 | 1 | 1 | 02/01/05 |
| 017082 | 02/01/03 | 01/01/33 | 748.67 | 104,000.00 | 103,854.19 | 103,780.57 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 01/01/05 |
| 017140 | 03/01/03 | 02/01/33 | 1,494.55 | 218,000.00 | 217,551.79 | 217,551.79 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | |
| 017173 | 02/01/03 | 01/01/33 | 1,430.40 | 181,000.00 | 180,690.54 | 180,591.25 | ARM | 5.750 | 14.600 | 8.600 | 1 | 1 | 01/01/05 |
| 017207 | 02/01/03 | 01/01/23 | 286.11 | 26,000.00 | 25,947.08 | 25,920.22 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 017233 | 02/01/03 | 01/01/23 | 639.60 | 63,000.00 | 62,740.81 | 62,740.81 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 017268 | 02/01/03 | 01/01/23 | 207.12 | 20,070.00 | 20,032.33 | 20,008.87 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 017306 | 03/01/03 | 02/01/33 | 1,233.10 | 125,000.00 | 124,958.81 | 124,918.03 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 |
| 017322 | 03/01/03 | 02/01/23 | 208.68 | 22,000.00 | 21,970.07 | 21,939.90 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 017330 | 02/01/03 | 01/01/23 | 412.81 | 43,500.00 | 43,321.04 | 43,321.04 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 017348 | 02/01/03 | 01/01/33 | 1,503.06 | 144,500.00 | 144,417.71 | 144,370.88 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 01/01/05 |
| 017363 | 02/01/03 | 01/01/33 | 1,411.32 | 161,500.00 | 161,228.25 | 161,220.25 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 01/01/05 |
| 017442 | 03/01/03 | 02/01/33 | 1,081.41 | 127,500.00 | 127,438.59 | 127,376.69 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 02/01/05 |
| 017585 | 02/01/03 | 01/01/33 | 3,826.47 | 500,000.00 | 499,385.77 | 499,075.41 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 01/01/05 |
| 017811 | 02/01/03 | 01/01/33 | 1,983.07 | 217,000.00 | 211,918.43 | 211,753.11 | ARM | 5.990 | 16.650 | 10.650 | 1 | 1 | 01/01/05 |
| 017848 | 02/01/03 | 01/01/33 | 731.22 | 81,600.00 | 81,531.27 | 81,496.46 | ARM | 5.750 | 16.250 | 10.250 | 1 | 1 | 01/01/05 |
| 017694 | 03/01/03 | 02/01/33 | 583.24 | 55,250.00 | 55,220.59 | 55,220.59 | FXD | 0.000 | 12.350 | 0.000 | 0 | 0 | |
| 017702 | 02/01/03 | 01/01/23 | 856.13 | 79,000.00 | 78,834.01 | 78,740.80 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 017835 | 02/01/03 | 01/01/33 | 1,231.23 | 135,150.00 | 134,985.68 | 134,985.68 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 01/01/05 |
| 017926 | 02/01/03 | 01/01/33 | 479.64 | 80,000.00 | 79,717.56 | 79,717.56 | ARM | 4.990 | 12.000 | 6.000 | 1 | 1 | 01/01/05 |
| 017934 | 03/01/03 | 02/01/33 | 824.11 | 131,750.00 | 131,627.67 | 131,505.57 | ARM | 4.250 | 12.400 | 6.400 | 1 | 1 | 02/01/05 |
| 017983 | 03/01/03 | 02/01/33 | 355.08 | 38,500.00 | 38,485.02 | 38,440.91 | ARM | 5.750 | 16.600 | 10.600 | 1 | 1 | 02/01/05 |
| 018023 | 03/01/03 | 02/01/33 | 516.01 | 63,000.00 | 62,931.99 | 62,839.46 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 03/01/06 |
| 018049 | 03/01/03 | 02/01/33 | 289.01 | 28,250.00 | 28,234.72 | 28,234.72 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 02/01/05 |
| 018058 | 02/01/03 | 01/01/33 | 615.15 | 61,000.00 | 60,940.38 | 60,910.21 | FXD | 0.000 | 8.550 | 0.000 | 0 | 0 | |
| 018072 | 04/01/03 | 03/01/33 | 231.39 | 22,750.00 | 22,743.27 | 22,743.27 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 09/01/03 |
| 018080 | 02/01/03 | 01/01/33 | 3,678.14 | 572,050.00 | 571,941.13 | 571,432.50 | ARM | 4.990 | 12.650 | 6.650 | 1 | 1 | 01/01/05 |
| 018130 | 03/01/03 | 02/01/33 | 728.61 | 87,550.00 | 87,505.16 | 87,460.38 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 02/01/05 |
| 018148 | 03/01/03 | 02/01/33 | 387.05 | 53,600.00 | 53,322.87 | 53,322.87 | FXD | 0.000 | 8.100 | 0.000 | 0 | 0 | |
| 018197 | 03/01/03 | 02/01/33 | 995.66 | 104,550.00 | 104,475.09 | 104,475.09 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 02/01/05 |
| 018205 | 02/01/03 | 01/01/33 | 2,213.70 | 261,000.00 | 260,747.59 | 260,619.97 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 01/01/05 |
| 018411 | 03/01/03 | 02/01/33 | 1,323.63 | 158,100.00 | 158,021.41 | 157,942.20 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 02/01/05 |
| 018445 | 03/01/03 | 02/01/18 | 2,143.07 | 211,500.00 | 210,940.57 | 210,378.95 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | |
| 018452 | 03/01/03 | 02/01/33 | 448.06 | 50,000.00 | 49,978.02 | 49,957.88 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 02/01/05 |
| 018544 | 03/01/03 | 02/01/33 | 433.81 | 52,500.00 | 52,445.93 | 52,445.93 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 02/01/05 |
| 018585 | 03/01/03 | 02/01/33 | 956.38 | 139,500.00 | 139,283.83 | 139,283.83 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/06 |
| 018627 | 03/01/03 | 02/01/33 | 857.67 | 93,000.00 | 92,963.83 | 92,927.34 | FXD | 0.000 | 10.600 | 0.000 | 0 | 0 | |
| 018643 | 03/01/03 | 02/01/33 | 753.79 | 80,750.00 | 80,688.49 | 80,688.49 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 018718 | 02/01/03 | 01/01/23 | 284.58 | 30,000.00 | 29,918.05 | 29,878.57 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 018734 | 03/01/03 | 02/01/33 | 1,171.73 | 147,600.00 | 147,518.82 | 147,433.03 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 02/01/05 |
| 018783 | 03/01/03 | 02/01/23 | 891.32 | 81,000.00 | 80,835.20 | 80,835.20 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 018833 | 02/01/03 | 01/01/33 | 3,110.97 | 512,000.00 | 511,002.18 | 510,499.45 | ARM | 4.250 | 12.125 | 6.125 | 1 | 1 | 01/01/05 |
| 018841 | 02/01/03 | 01/01/23 | 251.58 | 24,780.00 | 24,720.53 | 24,690.42 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 018858 | 03/01/03 | 02/01/33 | 286.82 | 27,300.00 | 27,273.03 | 27,284.91 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | |
| 018874 | 03/01/03 | 02/01/33 | 446.62 | 42,000.00 | 41,977.38 | 41,977.38 | ARM | 6.250 | 18.450 | 12.450 | 1 | 1 | 02/01/05 |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 013701 | PURCHASE | 10.990 | Stated | A | 682 | 155,000.00 | 155,500.00 | 2 | 1/3/2003 | 237 | 03/01/03 | Group I | | | N |
| 013743 | REFI-CASHOUT | 7.615 | Full | B | 550 | 183,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 014276 | PURCHASE | 10.750 | Stated | A | 669 | 478,000.00 | 478,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group I | | | N |
| 014287 | PURCHASE | 10.750 | Full | A | 701 | 240,000.00 | 240,000.00 | 2 | 1/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 014428 | PURCHASE | 11.750 | Stated | A | 646 | 290,000.00 | 290,000.00 | 2 | 12/20/2002 | 237 | 03/01/03 | Group II | | | N |
| 014436 | REFI-CASHOUT | 6.990 | Limited | A | 604 | 700,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 014675 | REFI-CASHOUT | 8.990 | Full | A- | 534 | 738,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 014683 | PURCHASE | 5.490 | Stated | A | 680 | 390,000.00 | 363000 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 011101 | PURCHASE | 8.200 | Full | A | 639 | 665,000.00 | 665000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 011287 | REFI-CASHOUT | 9.400 | Full | A- | 619 | 127,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 011309 | REFI-CASHOUT | 9.250 | Full | C | 605 | 135,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | | | N |
| 011390 | REFI-CASHOUT | 8.350 | Full | B | 597 | 216,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 013644 | REFI-CASHOUT | 9.650 | Full | A- | 549 | 240,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 014840 | REFI-CASHOUT | 6.990 | Stated | A | 642 | 422,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | | | N |
| 014865 | REFI-CASHOUT | 8.500 | Full | B | 480 | 290,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 014881 | REFI-NO CASHOUT | 5.750 | Stated | AA | 640 | 134,000.00 | 0.00 | 1 | 1/31/2003 | 178 | 03/01/03 | Group II | | | N |
| 014972 | REFI-NO CASHOUT | 11.600 | Full | B- | 545 | 230,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015045 | REFI-NO CASHOUT | 6.000 | Full | AA | 736 | 565,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | | | N |
| 015177 | REFI-CASHOUT | 9.600 | Full | C | 560 | 84,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 015284 | REFI-CASHOUT | 12.500 | Full | A- | 485 | 65,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 016300 | PURCHASE | 11.400 | Full | B | 519 | 88,000.00 | 88,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015387 | REFI-CASHOUT | 10.800 | Full | C | 666 | 115,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 04/01/03 | Group I | | | N |
| 015391 | REFI-CASHOUT | 11.200 | Full | B- | 498 | 65,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015433 | PURCHASE | 9.600 | Full | A- | 530 | 65,000.00 | 60,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 015482 | REFI-CASHOUT | 8.350 | Stated | B | 595 | 290,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 015581 | REFI-NO CASHOUT | 7.700 | Full | A | 675 | 650,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 015618 | REFI-CASHOUT | 9.750 | Stated | B | 507 | 142,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015623 | REFI-CASHOUT | 9.800 | Full | A- | 494 | 88,200.00 | 0.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | | | N |
| 015631 | REFI-CASHOUT | 11.600 | Full | D | 517 | 115,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015680 | REFI-CASHOUT | 9.700 | Full | B- | 472 | 213,500.00 | 0 | 1 | 1/6/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 015698 | REFI-CASHOUT | 9.250 | Stated | A- | 492 | 285,000.00 | 0 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015723 | PURCHASE | 10.990 | Stated | A | 684 | 127,000.00 | 120000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 015771 | PURCHASE | 10.990 | Stated | A | 667 | 227,000.00 | 227,000.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group II | | | N |
| 015789 | REFI-CASHOUT | 9.250 | Full | A- | 608 | 235,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015813 | PURCHASE | 10.500 | Stated | A | 694 | 390,000.00 | 383400 | 2 | 12/30/2002 | 177 | 03/01/03 | Group II | | | N |
| 015812 | REFI-CASHOUT | 7.350 | Stated | AA | 648 | 250,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 015820 | REFI-CASHOUT | 8.350 | Full | A- | 575 | 225,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 015938 | REFI-CASHOUT | 6.625 | Stated | AA | 629 | 542,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 015946 | REFI-CASHOUT | 6.400 | Stated | A | 668 | 255,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 015953 | PURCHASE | 8.850 | Stated | AA | 610 | 200,000.00 | 200,000.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 015961 | REFI-NO CASHOUT | 6.700 | Full | A | 690 | 835,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group I | | | N |
| 016087 | PURCHASE | 6.450 | Full | A | 667 | 550,000.00 | 550000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016095 | PURCHASE | 9.990 | Full | A | 667 | 550,000.00 | 550,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 016159 | PURCHASE | 9.600 | Full | A- | 522 | 108,000.00 | 108000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016233 | REFI-CASHOUT | 10.750 | Full | B- | 617 | 64,000.00 | 0 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 016290 | PURCHASE | 11.750 | Stated | A | 645 | 218,000.00 | 218,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 016324 | REFI-CASHOUT | 8.250 | Full | A- | 588 | 95,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016332 | PURCHASE | 10.750 | Stated | A | 682 | 205,000.00 | 205,000.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 016365 | REFI-CASHOUT | 9.350 | Full | A- | 511 | 178,000.00 | 0 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 016431 | PURCHASE | 9.990 | Full | A | 660 | 231,000.00 | 230950 | 2 | 1/3/2003 | 237 | 04/01/03 | Group II | | | N |
| 016472 | PURCHASE | 9.750 | Full | A | 739 | 109,000.00 | 98300 | 2 | 1/13/2003 | 238 | 04/01/03 | Group II | | | N |
| 016480 | REFI-CASHOUT | 6.250 | Stated | A | 662 | 500,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group I | | | N |
| 016563 | REFI-CASHOUT | 6.000 | Stated | AA | 658 | 585,000.00 | 0 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 016597 | PURCHASE | 9.750 | Full | A | 732 | 248,000.00 | 248000 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 016712 | PURCHASE | 10.000 | Full | B | 548 | 65,000.00 | 63,900.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016738 | PURCHASE | 6.700 | Stated | A | 677 | 420,000.00 | 420000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016753 | PURCHASE | 10.990 | Stated | A | 677 | 420,000.00 | 420,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 016787 | PURCHASE | 7.250 | Stated | AA | 646 | 235,000.00 | 235,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016829 | REFI-NO CASHOUT | 9.100 | Full | C | 560 | 380,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016837 | REFI-NO CASHOUT | 10.250 | Full | D | 522 | 115,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 016852 | PURCHASE | 10.750 | Stated | A | 702 | 227,000.00 | 227,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group I | | | N |
| 016878 | REFI-CASHOUT | 10.450 | Full | B | 500 | 85,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 017041 | REFI-NO CASHOUT | 7.150 | Stated | A | 670 | 685,000.00 | 0 | 1 | 1/22/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 017082 | PURCHASE | 7.800 | Full | B | 617 | 130,000.00 | 130000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017140 | REFI-CASHOUT | 7.300 | Stated | AA | 650 | 250,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group I | | | N |
| 017173 | REFI-CASHOUT | 8.600 | Full | A- | 613 | 245,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017207 | PURCHASE | 11.990 | Full | B | 617 | 130,000.00 | 130,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 017233 | PURCHASE | 10.750 | Stated | A- | 661 | 315,000.00 | 315000 | 2 | 12/30/2002 | 237 | 04/01/03 | Group I | | | N |
| 017268 | PURCHASE | 10.990 | Stated | A | 660 | 207,000.00 | 200,700.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 017306 | REFI-CASHOUT | 11.450 | Full | B- | 468 | 200,000.00 | 0 | 1 | 1/18/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017322 | PURCHASE | 9.750 | Full | A | 683 | 160,000.00 | 160000 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 017330 | PURCHASE | 9.750 | Full | A | 781 | 220,000.00 | 217,500.00 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 017348 | REFI-CASHOUT | 12.150 | Full | B- | 0 | 170,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017363 | REFI-CASHOUT | 9.950 | Full | A- | 625 | 190,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 017442 | REFI-CASHOUT | 9.600 | Full | B | 626 | 150,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017585 | REFI-CASHOUT | 8.450 | Full | A- | 520 | 620,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017811 | REFI-CASHOUT | 10.650 | Full | B | 494 | 275,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 017848 | REFI-CASHOUT | 10.250 | Full | A- | 600 | 96,000.00 | 0 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017694 | REFI-CASHOUT | 12.350 | Stated | B | 502 | 88,500.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | | | N |
| 017702 | PURCHASE | 11.750 | Stated | A | 654 | 395,000.00 | 400,000.00 | 2 | 1/10/2003 | 237 | 03/01/03 | Group I | | | N |
| 017835 | REFI-CASHOUT | 10.450 | Full | B | 477 | 159,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 017926 | REFI-CASHOUT | 6.000 | Full | A | 625 | 100,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 017934 | REFI-NO CASHOUT | 6.400 | Full | AA | 630 | 155,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 017983 | PURCHASE | 10.600 | Stated | A- | 627 | 65,000.00 | 60000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018023 | REFI-CASHOUT | 9.200 | Full | B | 489 | 105,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018049 | REFI-CASHOUT | 11.850 | Full | C | 503 | 35,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 018058 | PURCHASE | 8.550 | Full | A- | 527 | 89,000.00 | 89,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group I | | | N |
| 018072 | REFI-NO CASHOUT | 11.850 | Full | D | 508 | 35,000.00 | 0 | 1 | 2/20/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 018080 | REFI-NO CASHOUT | 6.650 | Full | A | 609 | 701,750.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018130 | REFI-NO CASHOUT | 9.350 | Full | B | 524 | 103,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018148 | REFI-CASHOUT | 8.100 | Stated | A | 631 | 67,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group I | | | N |
| 018197 | REFI-CASHOUT | 11.000 | Stated | B- | 506 | 123,000.00 | 0 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 018205 | REFI-CASHOUT | 9.600 | Full | A- | 498 | 290,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018411 | REFI-CASHOUT | 9.450 | Full | B | 514 | 186,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018445 | REFI-NO CASHOUT | 8.990 | Full | A- | 540 | 235,000.00 | 0.00 | 1 | 1/27/2003 | 178 | 03/01/03 | Group II | | | N |
| 018452 | REFI-CASHOUT | 10.250 | Full | B- | 507 | 85,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018544 | REFI-CASHOUT | 9.300 | Full | B | 506 | 75,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 018585 | REFI-NO CASHOUT | 7.300 | Full | A- | 696 | 155,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 018627 | REFI-CASHOUT | 10.600 | Stated | B | 521 | 165,600.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 018643 | REFI-NO CASHOUT | 10.750 | Full | B | 639 | 105,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 04/01/03 | Group II | | | N |
| 018718 | PURCHASE | 9.750 | Full | A | 702 | 150,000.00 | 150000 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 018734 | REFI-NO CASHOUT | 8.850 | Full | A- | 531 | 164,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018783 | PURCHASE | 11.990 | Full | A | 600 | 405,000.00 | 405,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group II | | | N |
| 018833 | PURCHASE | 6.125 | Stated | AA | 690 | 640,000.00 | 640000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 018841 | PURCHASE | 10.750 | Stated | A | 704 | 124,900.00 | 123,900.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 018858 | REFI-NO CASHOUT | 12.000 | Full | D | 545 | 42,000.00 | 0.00 | 1 | 1/18/2003 | 358 | 03/01/03 | Group I | | | N |
| 018874 | REFI-CASHOUT | 12.450 | Stated | B- | 448 | 60,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 2:56 PM



Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4379 x.7351
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

Totals: 5041 loans; Current Int Rate 8.267; Orig Loan Amount 227,853,520.25; Principal Balance 226,895,587.98; Scheduled Balance 226,370,950.24; Remaining Term 349.61

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5018918 | 0074172453 | CORY BARNETT | 234 RIVER RIDGE DR | WALLACE | NC | 28466 | OWNER-OCC | PUD | 240 | 15.00 | 95.00 | 10.75 |
| 5018957 | 0074172495 | WILLIAM RITCH | 1787 WOLVERINE WAY | VISTA | CA | 92084 | OWNER-OCC | SFR | 360 | 73.04 | 73.04 | 8.20 |
| 5018999 | 0074172537 | KEVIN S HUNSUCKER | 8883 ELM DRIVE | MOHAVE VALLEY | AZ | 86440 | OWNER-OCC | PUD | 360 | 64.95 | 64.95 | 8.25 |
| 5019021 | 0074172560 | JEFFREY M HINSON | 80 CURTIS CREEK ROAD | CANDLER | NC | 28715 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.30 |
| 5019104 | 0074172644 | WALTER BERRY | 2605 STENSON DRIVE | CEDAR PARK | TX | 78613 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 |
| 5019120 | 0074172669 | REGINALD A RICHARDSON | 8115 S FRANCISCO AVE | CHICAGO | IL | 60629 | OWNER-OCC | SFR | 360 | 64.93 | 64.93 | 9.50 |
| 5019161 | 0074172701 | DAVID M DUNCAN | 231 PARK ROAD | OXFORD | CT | 6478 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 |
| 5019203 | 0074172743 | BESSY PINEDA | 10430 N PAGEWICK DRIVE | HOUSTON | TX | 77041 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.75 |
| 5019252 | 0074172792 | JUAN LOPEZ | 15841 15845 HARVEST MOON STREET | LA PUENTE | CA | 91744 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 | 9.50 |
| 5019260 | 0074172800 | WALTER A LOAIZA | 24 PLYMOUTH AVE | NORWALK | CT | 6850 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 |
| 5019278 | 0074172818 | MARIA HERRERA | RR 8 BOX 89 22 | MISSION | TX | 78572 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.90 |
| 5019294 | 0074172834 | JOSEPH A TREVINO | 327 CUMBERLAND ROAD | SAN ANTONIO | TX | 78204 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.00 |
| 5019310 | 0074172859 | STEPHEN J QUINN | 28023 GOLD HILL DRIVE | CASTAIC AREA | CA | 91384 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 |
| 5019427 | 0074172966 | YOLANDA HERNANDEZ | 10834 VALLEY VIEW AVENUE | WHITTIER | CA | 90604 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5013246 | 0074173083 | SCOTT WELK | 760 MEBERGALL CT | BRENTWOOD | CA | 94513 | OWNER-OCC | SFR | 360 | 88.16 | 88.18 | 7.00 |
| 5016357 | 0074173071 | JEFFEREY S MUSTOE | 510 SW 17TH AVENUE | BATTLE GROUND | WA | 98604 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.00 |
| 5019559 | 0074173139 | JOSH RUSSO | 725 S STATE STREET | CHAMPAIGN | IL | 61820 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.15 |
| 5019575 | 0074173154 | ROBERT MCCUTCHEON | 3838 N JANSSEN | CHICAGO | IL | 60613 | OWNER-OCC | CONDO | 360 | 74.80 | 74.80 | 10.35 |
| 5019591 | 0074173170 | RICHARD W ANDERSON | 1928 TIMBERLINE LANE | FORT COLLINS | CO | 80525 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.35 |
| 5019633 | 0074173212 | MICHAEL J ELLINGSON | 8780 ANGUS STREET | CORONA | CA | 92880 | OWNER-OCC | SFR | 240 | 19.99 | 99.96 | 9.99 |
| 5019674 | 0074173253 | REGINALD D ROBINSON | 3240 PEPPERMINT STREET | THOUSAND OAKS | CA | 91320 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.30 |
| 5018724 | 0074173303 | PATRICE MARTIN | 1125 STATION LOOP ROAD | PARK CITY | UT | 84098 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 |
| 5018700 | 0074173378 | CAROLYN BELL | 216 S 3RD STREET | RICHMOND | CA | 94804 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 7.80 |
| 5019856 | 0074173438 | KIMIKO CRUZ | 349 CONNECTICUT STREET | SAN FRANCISCO | CA | 94107 | OWNER-OCC | SFR | 180 | 38.28 | 38.28 | 8.00 |
| 5019871 | 0074173550 | HECTOR A FLORES | 3112 KYLE ROAD | ROWLETT | TX | 75088 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.00 |
| 5020003 | 0074173584 | ALPHONNSE MARCELLUS | 3524 SW 2 STREET | FT LAUDERDALE | FL | 33312 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.85 |
| 5020029 | 0074173600 | ALPHONNSE MARCELLUS | 3524 SW 2 STREET | FT LAUDERDALE | FL | 33312 | OWNER-OCC | SFR | 240 | 20.00 | 95.00 | 9.75 |
| 5020138 | 0074173717 | KATHLEEN BOYLE | 10940 S 2700 W | SOUTH JORDAN | UT | 84095 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.45 |
| 5020165 | 0074173780 | SALVADOR LEY | 25102 SOUTHPORT STREET | LAGUNA HILLS | CA | 92653 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.99 |
| 5020235 | 0074173818 | ROBIN NEAL | 1024 ADDISON DR | ST LOUIS | MO | 63137 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.45 |
| 5020268 | 0074173840 | DAVID L CAFFEE | 17022 FAIRWAY VIEW LANE | UPPER MARLBORO | MD | 20772 | OWNER-OCC | SFR | 360 | 77.65 | 77.65 | 9.95 |
| 5020367 | 0074173949 | CAROL WILLIS | 3624 DON JULIO BOULEVARD | NORTH HIGHLANDS | CA | 95660 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5020381 | 0074173977 | DERRICK DOUGLAS | 16333 NW 18 STREET | PEMBROKE PINES | FL | 33028 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.85 |
| 5020409 | 0074173980 | NANCI C BERGMANN | 189 MAGNOLIA ST | ATLANTIC BEACH | FL | 32233 | OWNER-OCC | TOWNHOUSE | 360 | 90.00 | 90.00 | 9.65 |
| 5020417 | 0074173998 | CILAR THOMAS | 328 S 25TH STREET | RICHMOND | CA | 94804 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.49 |
| 5020474 | 0074174053 | TODD BROWN | 408 AVA AVENUE | ROHNERT PARK | CA | 94928 | OWNER-OCC | SFR | 360 | 63.29 | 63.29 | 7.30 |
| 5020508 | 0074174087 | PATRICIA STICKLES | 825 148TH STREET NE | ARLINGTON | WA | 98223 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.85 |
| 5020540 | 0074174129 | JAMISON COVERT | 9713 190TH AVE CT E | SUMNER | WA | 98390 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 9.99 |
| 5020823 | 0074174203 | SANDRA K MARSHAL-APODAC | 8327 9TH PLACE NORTHEAST | EVERETT | WA | 98205 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 |
| 5020856 | 0074174236 | MELONIE PARKER | 8915 NW 19TH ST | TERREBONNE | OR | 97760 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.65 |
| 5020864 | 0074174244 | RICHARD L BALLARD | 7852 COLGATE AVENUE | WESTMINSTER | CA | 92683 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.85 |
| 5020872 | 0074174251 | LESLIE D PETERS | 17506 49TH STREET KPN | VAUGHN | WA | 98394 | OWNER-OCC | SFR | 360 | 81.84 | 81.84 | 7.85 |
| 5020722 | 0074174301 | BRUNO GONZALES | 8024 STOCKDALE HWY | SEGUIN | TX | 78155 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.90 |
| 5020763 | 0074174343 | HOWARD FLORENCE II | 113 WAMALU COURT | BASTROP | TX | 78602 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 |
| 5020841 | 0074174435 | ROGER L SADBERRY | 3606 ALCOTT DRIVE | BAKERSFIELD | CA | 93311 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.40 |
| 5020863 | 0074174442 | ROBERT J EVANS | 6511 ALMONT DR | BROOKPARK | OH | 44142 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 7.00 |
| 5020879 | 0074174550 | WESLEY LAWRENCE | 1407 KLAMATH WAY | SUISUN CITY | CA | 94585 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.75 |
| 5020887 | 0074174568 | JOSE RAMIREZ | 1282 CITADELLE STREET | TRACY | CA | 95304 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.20 |
| 5021001 | 0074174582 | JOHN COSTA | 745 CAMPANELLO WAY | BRENTWOOD | CA | 94513 | OWNER-OCC | SFR | 360 | 78.41 | 78.41 | 6.10 |
| 5021068 | 0074174632 | JOSEPH D TUXBURY | 3540 SW 104 AVE | MIAMI | FL | 33165 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 |
| 5021183 | 0074174758 | EDWARD D RODEN | 4300 DIAMOND STREET #2 | CAPITOLA | CA | 95010 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.75 |
| 5021217 | 0074174780 | MARTIN CANTU | 139 CHESNUT DRIVE | HERCULES | CA | 94547 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.55 |
| 5021258 | 0074174822 | NATIVIDAD PADUA | 6133 ARCHANGEL DRIVE | SAN JOSE | CA | 95002 | OWNER-OCC | SFR | 240 | 17.28 | 100.00 | 10.75 |
| 5021324 | 0074174897 | DONNA R PITTMAN | 801 MARK AVENUE | VALLEJO | CA | 94589 | OWNER-OCC | SFR | 360 | 74.67 | 74.67 | 8.00 |
| 5021357 | 0074174921 | JOHN D MCGOLDRICK JR | 7425 E GAINEY ROAD 7 | SCOTTSDALE | AZ | 85258 | OWNER-OCC | PUD | 360 | 68.57 | 68.57 | 7.20 |
| 5021365 | 0074174939 | ERNEST B ALVARADO | 6310 S WINCHESTER AVENUE | CHICAGO | IL | 60620 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 |
| 5021373 | 0074174947 | OBIH OSONDU | 204 KING RANCH ROAD | SOUTH LAKE | TX | 76092 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.00 |
| 5021415 | 0074174988 | DAVID W TREAT | 6042 WOODBROOK | HOUSTON | TX | 77008 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.50 |
| 5021472 | 0074175043 | JON V MCDADE | 702 & 704 EL CAMINO AVENUE | MODESTO | CA | 95350 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 6.88 |
| 5021480 | 0074175050 | JOE K SHEPPARD | 2009 CANDLE COURT | GRAPEVINE | TX | 76051 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.55 |
| 5021506 | 0074175076 | GREGORY STRAUB | 17 FRITCHIE PALACE | VALLEY STREAM | NY | 11580 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.70 |
| 5021614 | 0074175084 | HUGO C LOPEZ | 10219 E CENTRAL AVE | SANGER | CA | 93657 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.35 |
| 5021655 | 0074176126 | ERIKA LOPEZ JR | 5913 INDIAN AVE | SAN JOSE | CA | 95123 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.24 |
| 5021668 | 0074176258 | CESAR CHENG | 5166 WEST CROMWELL AVENUE | FRESNO | CA | 93722 | OWNER-OCC | SFR | 180 | 20.00 | 99.83 | 10.50 |
| 5021779 | 0074175340 | BETH WALKER | 162 WEST 66TH STREET | NEW YORK | NY | 10019 | NON OWNER | CONDO | 360 | 66.67 | 66.67 | 7.05 |
| 5021787 | 0074175357 | MICHAEL MAYER | 251 STATE ROUTE 60 | NEW LONDON | OH | 44851 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.35 |
| 5021811 | 0074175381 | CHARLES EDWARDS | 5458 ROOSEVELT PLACE | ST LOUIS | MO | 63120 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 13.65 |
| 5021845 | 0074175415 | JEFFREY W PERRY | 7244 YOUNGSTOWN ROAD | HILMAR | CA | 95324 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 |
| 5021852 | 0074175423 | JEFFREY W PERRY | 7244 YOUNGSTOWN ROAD | HILMAR | CA | 95324 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 9.75 |
| 5021902 | 0074175472 | CHARLES K WHITEHEAD | 20 EMILY LANE #20 | FORT MYERS BEACH | FL | 33931 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 7.49 |
| 5021985 | 0074175535 | ISAAC FENTRY | 3913 BUTTERFIELD ROAD | BELLWOOD | IL | 60104 | OWNER-OCC | SFR | 360 | 88.31 | 88.31 | 10.05 |
| 5022017 | 0074175589 | CARL R PUGH | 34 AZTEC DR | MONTEZUMA | IN | 47862 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 |
| 5022033 | 0074175605 | LARRY M BOATWRIGHT | 21 CARTER RIDGE ROAD | CLEVELAND | AL | 35049 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 |
| 5022041 | 0074175613 | FREDERICK BRICKETTO | 10251 122ND AVENUE NORTH | LARGO | FL | 33773 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.00 |
| 5022074 | 0074175647 | MAGDALENA DE JESUS | 3221 EAST 81ST STREET | LONG BEACH | CA | 90805 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.10 |
| 5022122 | 0074175704 | FUKMAN YIP | 350 BRISTOL ST B8 | WATERBURY | CT | 6708 | OWNER-OCC | CONDO | 360 | 79.83 | 79.83 | 10.10 |
| 5022298 | 0074175680 | CRAIG OSMENT | 25585 SALERNO WAY | YORBA LINDA | CA | 92887 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 |
| 5022306 | 0074175878 | EDITH C HARRIS | 1811 N MAYFIELD AVENUE | CHICAGO | IL | 60639 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 8.05 |
| 5022314 | 0074175886 | CUMESINDO G GONZALES | 2490 COUNTY ROAD 454 | HONDO | TX | 78861 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.70 |
| 5022348 | 0074175910 | CRAIG OSMENT | 25585 SALERNO WAY | YORBA LINDA | CA | 92887 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 |
| 5022355 | 0074175928 | SILVIA L PETRONI | 393 W 800 NORTH | LINDON | UT | 84042 | OWNER-OCC | SFR | 360 | 89.87 | 89.82 | 6.75 |
| 5022405 | 0074175977 | DAVID W JOHNSON | 1810 STONE CANYON RD | LYONS | CO | 80540 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.70 |
| 5022413 | 0074175985 | GUMESINDO G GONZALES | 3218 SAUNDERS AVENUE | SAN ANTONIO | TX | 78207 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 12.85 |
| 5022439 | 0074176009 | CAROL A BONNER | 11494 HORSESHOE CHANNEL DR | LAKEVIEW | OH | 43331 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.05 |
| 5022470 | 0074176041 | PANAGOTIS H BASS | 31 MOUNT TOM ROAD | NEW MILFORD | CT | 6776 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.70 |
| 5022548 | 0074176116 | KATHLEEN BATTLE | 533 LARK LANE | ROCKY MOUNT | NC | 27803 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.50 |
| 5022570 | 0074176140 | KISHA GOULD | 4242 ROCKWOOD RD | CHARLOTTE | NC | 28214 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 5022639 | 0074176199 | JOHN P WHALIN | 5921 CLEGHORN CANYON RD | RAPID CITY | SD | 57702 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 |
| 5022645 | 0074176215 | ARLEA COLE | 1109 MILL STREET | WASCO | OR | 97065 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 |
| 5022720 | 0074176298 | JAMES W SMITH | 2901 CREEK MOSS AVE | WAKE FOREST | NC | 27587 | NON OWNER | PUD | 360 | 80.00 | 80.00 | 5.75 |
| 5022738 | 0074176306 | JOSEPH BARNES | 10798 M 140 | NILES | MI | 49120 | OWNER-OCC | SFR | 360 | 66.47 | 66.46 | 10.80 |
| 5022769 | 0074176330 | JOSE T DELGADILLO | 4508 W 5TH STREET #A | SANTA ANA | CA | 92703 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 8.50 |
| 5022819 | 0074176389 | DANTE R DAVID | 11510 WATERWELL COURT | RIVERSIDE | CA | 92505 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.25 |
| 5022892 | 0074176463 | JACQUELINE COSBY | 45 NELSON ST | JAMESTOWN | OH | 45335 | OWNER-OCC | SFR | 360 | 84.43 | 84.43 | 9.65 |
| 5022926 | 0074176496 | ROGELIO VASQUEZ | 26995 VASQUEZ ROAD | SAN BENITO | TX | 78586 | OWNER-OCC | SFR | 240 | 38.70 | 38.70 | 9.75 |
| 5022934 | 0074176504 | RONALD E WEBER | 1900 PINE BLUFF RD | MORRIS | IL | 60450 | OWNER-OCC | SFR | 360 | 68.42 | 68.42 | 8.99 |
| 5023023 | 0074176595 | JERRY R DANIELS | 3905 HOBBS RD | NASHVILLE | TN | 37215 | OWNER-OCC | SFR | 360 | 74.07 | 74.07 | 9.50 |
| 5023148 | 0074176710 | LOURDES MEDINA | 21 BRONSON ST | WATSONVILLE | CA | 95076 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 11.75 |
| 5023171 | 0074176744 | DORA A TREVINO | 2726 CALLE PRINCESA | HARLINGEN | TX | 78552 | OWNER-OCC | SFR | 180 | 60.00 | 60.00 | 11.25 |
| 5023213 | 0074176785 | WILLIAM J MCLAUGHLIN | 241 LEON AVE | NORWOOD | PA | 19074 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 |
| 5023262 | 0074176835 | MARTIN GONZALEZ | 350 FREEPORT STREET | HOUSTON | TX | 77015 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.85 |
| 5023320 | 0074176892 | DANIEL CORPUS | 1817 CROMWELL STREET | HOUSTON | TX | 77093 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.30 |
| 5023346 | 0074176918 | RAFIQMOHAMMED DHUKA | 8504 TORRINA LANE | AUSTIN | TX | 78759 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.95 |
| 5023387 | 0074176959 | DOMINIQUE CHINEY | 3037 MYRTLE | KANSAS CITY | MO | 64130 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.40 |
| 5023411 | 0074176983 | AUDIE CARTER | 9825 SMOKEFEATHER LANE | DALLAS | TX | 75243 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 5023429 | 0074176991 | CYNTHIA JOHNSON | 4333 PULASKI STREET | BIRMINGHAM | AL | 35217 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 |
| 5023437 | 0074177007 | LISA LEWIS | 6606 SUTTON MEADOWS DRIVE | HOUSTON | TX | 77086 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 |

| LOAN NUMBER | FIRST PMT DATE | MATURITY DATE | MONTHLY PNI | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5018918 | 02/01/03 | 01/01/23 | 874.82 | 96,000.00 | 95,780.73 | 95,653.05 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5018957 | 02/01/03 | 01/01/33 | 2,512.48 | 336,000.00 | 335,348.17 | 335,348.17 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5018999 | 03/01/03 | 02/01/33 | 1,044.27 | 139,000.00 | 138,911.38 | 138,822.11 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5019021 | 03/01/03 | 02/01/33 | 888.58 | 117,725.00 | 117,650.88 | 117,575.85 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5019104 | 03/01/03 | 02/01/33 | 1,356.39 | 130,400.00 | 130,400.00 | 130,327.45 | ARM | 6.750 | 18.150 | 12.150 | 1 | 1 | 02/01/05 | PURCHASE |
| 5019120 | 03/01/03 | 02/01/33 | 971.18 | 115,500.00 | 115,443.19 | 115,385.93 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5019161 | 02/01/03 | 01/01/33 | 1,908.99 | 218,450.00 | 218,253.83 | 218,154.53 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | PURCHASE |
| 5019203 | 03/01/03 | 02/01/18 | 264.55 | 23,600.00 | 23,546.87 | 23,493.28 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5019252 | 02/01/03 | 01/01/18 | 584.77 | 56,000.00 | 55,716.00 | 55,572.32 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5019260 | 03/01/03 | 02/01/33 | 2,036.06 | 238,000.00 | 237,887.77 | 237,774.64 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5019278 | 02/01/03 | 01/01/33 | 382.64 | 40,500.00 | 40,485.23 | 40,455.30 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5019294 | 02/01/03 | 01/01/33 | 600.71 | 58,400.00 | 58,366.41 | 58,349.38 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5019310 | 02/01/03 | 01/01/33 | 1,738.61 | 221,000.00 | 220,744.77 | 220,615.78 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5019427 | 02/01/03 | 01/01/23 | 568.53 | 56,000.00 | 55,933.14 | 55,797.81 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5013246 | 02/01/03 | 01/01/33 | 2,228.77 | 335,000.00 | 334,449.18 | 334,171.37 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5016357 | 03/01/03 | 02/01/33 | 820.32 | 123,300.00 | 123,097.27 | 123,097.27 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5019559 | 04/01/03 | 03/01/33 | 586.53 | 66,000.00 | 66,000.00 | 65,971.72 | ARM | 6.750 | 16.150 | 10.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5019575 | 04/01/03 | 03/01/33 | 4,158.31 | 460,000.00 | 460,000.00 | 459,811.19 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5019591 | 02/01/03 | 01/01/33 | 1,493.88 | 180,000.00 | 179,816.53 | 179,723.72 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 5019633 | 03/01/03 | 02/01/23 | 657.22 | 68,150.00 | 68,060.13 | 67,969.51 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5019674 | 02/01/03 | 01/01/33 | 2,788.77 | 337,500.00 | 337,152.37 | 336,976.53 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5018724 | 03/01/03 | 02/01/33 | 1,258.58 | 191,250.00 | 190,759.77 | 190,597.06 | FXD | 0.000 | 8.900 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5018700 | 02/01/03 | 01/01/33 | 3,059.45 | 425,000.00 | 424,402.71 | 424,101.88 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 01/01/05 | PURCHASE |
| 5019856 | 03/01/03 | 02/01/18 | 3,275.43 | 400,000.00 | 398,424.57 | 397,242.28 | FXD | 0.000 | 8.000 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5019871 | 03/01/03 | 02/01/33 | 745.81 | 101,600.00 | 101,531.82 | 101,463.19 | FXD | 0.000 | 8.000 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5020003 | 02/01/03 | 01/01/33 | 791.87 | 99,750.00 | 99,637.16 | 99,580.11 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | | PURCHASE |
| 5020029 | 02/01/03 | 01/01/23 | 252.31 | 26,600.00 | 26,527.34 | 26,490.56 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5020138 | 03/01/03 | 02/01/33 | 1,453.57 | 208,900.00 | 208,585.83 | 208,427.28 | ARM | 4.250 | 13.450 | 7.450 | 1 | 1 | 01/01/05 | PURCHASE |
| 5020165 | 03/01/03 | 02/01/33 | 2,312.82 | 348,000.00 | 347,714.18 | 347,426.70 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5020235 | 02/01/03 | 01/01/33 | 670.61 | 68,000.00 | 67,951.89 | 67,929.45 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5020268 | 03/01/03 | 02/01/33 | 1,255.33 | 143,650.00 | 143,585.77 | 143,521.01 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5020367 | 02/01/03 | 01/01/23 | 418.28 | 41,200.00 | 41,101.16 | 41,051.08 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5020381 | 03/01/03 | 02/01/33 | 1,597.07 | 182,750.00 | 182,632.90 | 182,532.90 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5020409 | 03/01/03 | 02/01/33 | 1,247.78 | 144,000.00 | 143,934.22 | 143,887.90 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5020417 | 02/01/03 | 01/01/33 | 1,595.95 | 207,750.00 | 207,498.87 | 207,368.58 | ARM | 5.750 | 14.490 | 8.490 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5020474 | 03/01/03 | 02/01/33 | 1,371.14 | 200,000.00 | 199,845.53 | 199,690.12 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5020508 | 02/01/03 | 01/01/33 | 1,773.79 | 187,000.00 | 186,864.58 | 186,795.91 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5020540 | 02/01/03 | 01/01/23 | 345.05 | 35,780.00 | 35,575.47 | 35,575.47 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5020823 | 03/01/03 | 02/01/23 | 344.32 | 36,300.00 | 36,200.84 | 36,200.64 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5020856 | 03/01/03 | 02/01/33 | 1,311.61 | 154,000.00 | 153,928.61 | 153,852.82 | ARM | 6.750 | 15.650 | 9.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5020864 | 02/01/03 | 01/01/33 | 2,387.01 | 330,000.00 | 329,541.98 | 329,310.73 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5020872 | 03/01/03 | 02/01/33 | 1,135.59 | 155,500.00 | 155,394.60 | 155,288.50 | ARM | 4.890 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5020722 | 03/01/03 | 02/01/33 | 408.83 | 56,250.00 | 56,170.38 | 56,170.38 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5020763 | 03/01/03 | 02/01/23 | 440.69 | 42,000.00 | 41,905.68 | 41,905.68 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 5020841 | 03/01/03 | 02/01/33 | 1,465.25 | 161,500.00 | 161,434.42 | 161,368.27 | ARM | 6.750 | 16.400 | 10.400 | 3 | 1 | 02/01/08 | REFI-CASHOUT |
| 5020863 | 02/01/03 | 01/01/33 | 623.73 | 93,750.00 | 93,595.84 | 93,518.08 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5020879 | 02/01/03 | 01/01/33 | 2,242.40 | 261,000.00 | 260,754.28 | 260,630.49 | ARM | 6.750 | 15.750 | 9.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5020887 | 03/01/03 | 02/01/33 | 3,543.28 | 522,000.00 | 521,588.72 | 521,174.97 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5021001 | 03/01/03 | 02/01/33 | 2,508.82 | 414,000.00 | 413,595.88 | 413,189.30 | ARM | 4.990 | 12.100 | 6.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5021068 | 02/01/03 | 01/01/33 | 1,767.88 | 202,300.00 | 202,086.19 | 201,993.86 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5021183 | 02/01/03 | 01/01/23 | 678.45 | 67,890.00 | 67,848.15 | 67,800.33 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5021217 | 03/01/03 | 02/01/33 | 2,659.20 | 344,250.00 | 344,043.58 | 343,835.69 | ARM | 6.250 | 14.550 | 8.550 | 1 | 1 | 02/01/06 | REFI-CASHOUT |
| 5021258 | 03/01/03 | 02/01/23 | 1,015.23 | 100,000.00 | 99,880.80 | 99,760.13 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5021324 | 02/01/03 | 01/01/33 | 1,232.73 | 168,000.00 | 167,773.79 | 167,659.55 | ARM | 5.750 | 14.000 | 8.000 | 1 | 1 | 01/01/06 | REFI-CASHOUT |
| 5021357 | 02/01/03 | 01/01/33 | 4,887.28 | 720,000.00 | 718,287.93 | 718,287.93 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5021365 | 03/01/03 | 02/01/33 | 1,652.11 | 229,500.00 | 229,339.64 | 229,178.24 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5021373 | 02/01/03 | 01/01/33 | 4,325.55 | 589,500.00 | 588,706.26 | 588,305.42 | ARM | 4.990 | 14.000 | 8.000 | 1 | 1 | 01/01/05 | PURCHASE |
| 5021415 | 02/01/03 | 01/01/18 | 365.48 | 35,000.00 | 34,732.70 | 34,732.70 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5021472 | 03/01/03 | 02/01/33 | 1,103.65 | 168,000.00 | 167,858.85 | 167,716.69 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE |
| 5021480 | 02/01/03 | 01/01/33 | 983.70 | 140,000.00 | 139,793.62 | 139,689.49 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5021506 | 04/01/03 | 03/01/33 | 1,561.94 | 168,000.00 | 167,938.06 | 167,938.06 | ARM | 6.750 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | PURCHASE |
| 5021614 | 02/01/03 | 01/01/33 | 900.50 | 118,750.00 | 118,601.09 | 118,525.86 | ARM | 4.250 | 14.350 | 8.350 | 1 | 1 | 01/01/05 | PURCHASE |
| 5021655 | 02/01/03 | 01/01/33 | 2,069.54 | 375,200.00 | 374,339.78 | 373,900.84 | ARM | 4.990 | 11.240 | 5.240 | 1 | 1 | 01/01/05 | PURCHASE |
| 5021668 | 03/01/03 | 02/01/18 | 473.12 | 42,800.00 | 42,701.38 | 42,601.90 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5021779 | 02/01/03 | 01/01/33 | 2,006.00 | 300,000.00 | 299,611.57 | 299,283.20 | FXD | 0.000 | 7.050 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5021787 | 02/01/03 | 01/01/33 | 787.90 | 87,200.00 | 87,164.70 | 87,081.67 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT |
| 5021811 | 03/01/03 | 02/01/33 | 370.33 | 32,000.00 | 31,993.68 | 31,987.29 | ARM | 6.250 | 19.650 | 13.650 | 1 | 1 | 02/01/05 | PURCHASE |
| 5021845 | 02/01/03 | 01/01/33 | 3,181.11 | 492,000.00 | 491,150.40 | 490,722.81 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5021852 | 02/01/03 | 01/01/23 | 583.34 | 61,500.00 | 61,112.02 | 61,025.22 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5021902 | 02/01/03 | 01/01/33 | 1,033.83 | 148,000.00 | 147,740.75 | 147,635.11 | ARM | 4.990 | 13.490 | 7.490 | 1 | 1 | 01/01/08 | REFI-NO CASHOUT |
| 5021985 | 03/01/03 | 02/01/33 | 1,105.12 | 125,400.00 | 125,345.11 | 125,289.78 | ARM | 5.750 | 16.050 | 10.050 | 1 | 1 | 02/01/08 | REFI-CASHOUT |
| 5022017 | 02/01/03 | 01/01/33 | 627.87 | 71,825.00 | 71,760.49 | 71,727.83 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 01/01/08 | REFI-CASHOUT |
| 5022033 | 02/01/03 | 01/01/33 | 705.33 | 89,250.00 | 89,127.64 | 89,076.12 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5022041 | 02/01/03 | 01/01/33 | 1,036.13 | 108,800.00 | 108,722.05 | 108,682.54 | ARM | 5.990 | 17.000 | 11.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5022074 | 02/01/03 | 01/01/33 | 1,388.91 | 187,500.00 | 187,128.99 | 187,120.95 | ARM | 5.990 | 14.100 | 8.100 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5022122 | 03/01/03 | 02/01/33 | 840.72 | 95,000.00 | 94,958.89 | 94,917.36 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5022298 | 02/01/03 | 01/01/33 | 2,094.81 | 328,000.00 | 327,418.79 | 327,127.77 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | PURCHASE |
| 5022306 | 03/01/03 | 02/01/33 | 1,227.53 | 166,500.00 | 166,389.41 | 166,278.06 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5022314 | 03/01/03 | 02/01/33 | 709.57 | 76,320.00 | 76,261.84 | 76,261.84 | ARM | 5.750 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | PURCHASE |
| 5022348 | 02/01/03 | 01/01/23 | 777.79 | 82,000.00 | 81,776.07 | 81,687.88 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5022355 | 03/01/03 | 02/01/33 | 990.41 | 152,700.00 | 152,495.53 | 152,362.01 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5022405 | 02/01/03 | 01/01/33 | 2,617.99 | 367,200.00 | 366,874.74 | 366,409.58 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5022413 | 03/01/03 | 02/01/33 | 348.91 | 33,600.00 | 33,580.88 | 33,560.68 | ARM | 5.750 | 18.850 | 12.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5022439 | 03/01/03 | 02/01/33 | 1,390.74 | 148,400.00 | 148,348.36 | 148,296.24 | ARM | 5.990 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5022470 | 03/01/03 | 02/01/33 | 1,390.85 | 177,600.00 | 177,498.75 | 177,393.75 | ARM | 5.750 | 14.700 | 8.700 | 3 | 1 | 02/01/08 | REFI-CASHOUT |
| 5022548 | 03/01/03 | 02/01/33 | 463.86 | 55,165.00 | 55,137.86 | 55,110.51 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | PURCHASE |
| 5022570 | 02/01/03 | 01/01/23 | 247.57 | 24,000.00 | 23,944.21 | 23,915.93 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5022639 | 03/01/03 | 02/01/33 | 516.77 | 54,480.00 | 54,440.54 | 54,400.54 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5022645 | 02/01/03 | 01/01/33 | 730.23 | 77,600.00 | 77,542.34 | 77,513.42 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 01/01/05 | PURCHASE |
| 5022720 | 02/01/03 | 01/01/33 | 1,120.00 | 191,920.00 | 191,518.28 | 191,315.97 | ARM | 4.250 | 11.750 | 5.750 | 1 | 1 | 01/01/05 | PURCHASE |
| 5022738 | 04/01/03 | 03/01/33 | 1,030.97 | 110,000.00 | 110,000.00 | 109,953.03 | ARM | 6.250 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5022769 | 02/01/03 | 01/01/33 | 1,490.16 | 193,800.00 | 193,564.35 | 193,445.27 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5022819 | 03/01/03 | 02/01/33 | 2,870.76 | 255,500.00 | 255,273.30 | 255,045.04 | ARM | 6.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | PURCHASE |
| 5022892 | 03/01/03 | 02/01/33 | 877.38 | 103,000.00 | 102,953.91 | 102,901.43 | ARM | 6.250 | 15.650 | 9.650 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5022926 | 03/01/03 | 02/01/23 | 378.41 | 40,000.00 | 39,890.14 | 39,890.14 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5022934 | 03/01/03 | 02/01/33 | 1,045.08 | 130,000.00 | 129,857.14 | 129,857.14 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5023023 | 02/01/03 | 01/01/33 | 4,204.28 | 500,000.00 | 499,506.16 | 499,258.30 | ARM | 5.990 | 15.500 | 9.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5023148 | 02/01/03 | 01/01/23 | 648.60 | 59,850.00 | 59,724.25 | 59,660.45 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5023171 | 03/01/03 | 02/01/18 | 606.44 | 52,800.00 | 52,688.58 | 52,577.06 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5023213 | 03/01/03 | 02/01/33 | 840.25 | 103,500.00 | 103,444.62 | 103,388.83 | FXD | 0.000 | 9.100 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5023262 | 03/01/03 | 02/01/33 | 1,053.93 | 112,000.00 | 111,958.74 | 111,917.10 | ARM | 5.750 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5023320 | 04/01/03 | 03/01/33 | 645.79 | 71,760.00 | 71,738.22 | 71,738.22 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5023346 | 02/01/03 | 01/01/33 | 3,154.87 | 432,000.00 | 431,412.42 | 431,115.71 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 | 01/01/05 | PURCHASE |
| 5023387 | 03/01/03 | 02/01/33 | 510.99 | 52,000.00 | 51,983.00 | 51,965.65 | ARM | 5.750 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5023411 | 02/01/03 | 01/01/23 | 257.93 | 23,800.00 | 23,749.98 | 23,724.60 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5023429 | 02/01/03 | 01/01/33 | 485.18 | 50,150.00 | 50,114.78 | 50,097.33 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 01/01/05 | PURCHASE |
| 5023437 | 03/01/03 | 02/01/23 | 200.82 | 19,760.00 | 19,756.35 | 19,733.54 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |

| LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5018918 | 10.750 | Stated | A | 690 | 640,000.00 | 640,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 5018957 | 8.200 | Full | A- | 588 | 460,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5018999 | 8.250 | Full | A- | 625 | 214,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019021 | 8.300 | Full | B | 653 | 138,500.00 | 0.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019104 | 12.150 | Full | C | 507 | 163,000.00 | 163,000.00 | 1 | 1/15/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5019120 | 9.500 | Full | A- | 517 | 138,000.00 | 0.00 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019161 | 9.850 | Full | B | 493 | 258,000.00 | 257000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019203 | 10.750 | Full | A | 664 | 125,000.00 | 118,000.00 | 2 | 1/3/2003 | 178 | 03/01/03 | Group I | | | N |
| 5019252 | 9.500 | Full | A | 729 | 282,000.00 | 280000 | 2 | 1/6/2003 | 177 | 03/01/03 | Group II | | | N |
| 5019260 | 9.700 | Full | B | 607 | 280,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019278 | 10.900 | Stated | B | 513 | 54,000.00 | 0 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5019294 | 12.000 | Stated | C | 507 | 73,000.00 | 0.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group I | | | N |
| 5019310 | 8.750 | Full | B | 536 | 260,000.00 | 0 | 1 | 12/27/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019427 | 10.750 | Full | A | 643 | 280,000.00 | 280000 | 2 | 12/31/2002 | 237 | 02/01/03 | Group I | | | N |
| 5013246 | 7.000 | Stated | AA | 690 | 380,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5016357 | 7.000 | Stated | AA | 656 | 137,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5019559 | 10.150 | Full | C | 448 | 82,500.00 | 0 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019575 | 10.350 | Stated | B | 626 | 615,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019591 | 9.350 | Full | A- | 619 | 200,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019633 | 9.990 | Full | A | 674 | 340,951.00 | 340,951.00 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5019674 | 9.300 | Stated | B | 563 | 450,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5018724 | 8.900 | Stated | A | 602 | 225,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 5018700 | 7.800 | Full | A | 675 | 500,000.00 | 500000 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5019856 | 8.000 | Full | AA | 771 | ########## | 0.00 | 1 | 1/10/2003 | 178 | 03/01/03 | Group II | | | N |
| 5019871 | 8.000 | Stated | A | 681 | 127,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | | | N |
| 5020003 | 8.850 | Stated | B | 728 | 134,000.00 | 133,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | | | N |
| 5020029 | 9.750 | Stated | B | 728 | 134,000.00 | 133,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 5020138 | 7.450 | Stated | AA | 649 | 245,000.00 | 219,900.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020165 | 8.990 | Full | A- | 594 | 435,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 5020235 | 11.450 | Full | B- | 470 | 85,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020268 | 9.950 | Full | B | 498 | 185,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020367 | 10.750 | Stated | A | 778 | 206,000.00 | 206,000.00 | 2 | 1/3/2003 | 237 | 03/01/03 | Group I | | | N |
| 5020381 | 9.850 | Full | B | 516 | 215,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5020409 | 9.650 | Full | A- | 503 | 160,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020417 | 8.490 | Stated | A- | 536 | 277,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020474 | 7.300 | Full | B | 579 | 316,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020508 | 10.850 | Full | B- | 482 | 220,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020540 | 9.990 | Full | A | 673 | 182,000.00 | 178,900.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5020823 | 9.750 | Full | A | 747 | 185,000.00 | 181,500.00 | 2 | 1/17/2003 | 238 | 04/01/03 | Group II | | | N |
| 5020856 | 9.650 | Limited | C | 569 | 220,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020864 | 7.850 | Stated | A | 616 | 440,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020872 | 7.850 | Stated | A- | 588 | 190,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020722 | 7.900 | Stated | A | 753 | 75,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group I | | | N |
| 5020763 | 11.250 | Full | A | 639 | 210,000.00 | 210,000.00 | 2 | 1/6/2003 | 238 | 04/01/03 | Group II | | | N |
| 5020841 | 10.400 | Full | A- | 496 | 190,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020863 | 7.000 | Stated | AA | 652 | 125,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5020879 | 8.750 | Full | A- | 487 | 290,000.00 | 0 | 1 | 12/27/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5020887 | 7.200 | Full | A | 635 | 580,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021001 | 6.100 | Stated | A | 703 | 528,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021068 | 9.950 | Full | B | 477 | 238,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021183 | 11.750 | Stated | A | 661 | 339,950.00 | 339950 | 2 | 1/6/2003 | 237 | 03/01/03 | Group II | | | N |
| 5021217 | 8.550 | Full | B- | 544 | 405,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021258 | 10.750 | Stated | A | 684 | 580,000.00 | 579280 | 2 | 1/23/2003 | 238 | 03/01/03 | Group II | | | N |
| 5021324 | 8.000 | Full | B | 521 | 225,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021357 | 7.200 | Full | A | 627 | ########## | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group I | | | N |
| 5021365 | 7.800 | Full | B | 612 | 270,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021373 | 8.000 | Full | A | 600 | 655,000.00 | 655000 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021415 | 9.500 | Full | A | 688 | 175,000.00 | 175000 | 2 | 12/30/2002 | 177 | 04/01/03 | Group II | | | N |
| 5021472 | 6.875 | Stated | AA | 715 | 210,000.00 | 210,000.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5021480 | 7.550 | Limited | A | 772 | 175,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021506 | 10.700 | Full | C | 552 | 250,000.00 | 240,000.00 | 1 | 2/6/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5021614 | 8.350 | Stated | AA | 643 | 136,000.00 | 125000 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021655 | 5.240 | Full | A | 641 | 469,000.00 | 469,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021668 | 10.500 | Full | A | 651 | 214,000.00 | 214,000.00 | 2 | 1/13/2003 | 178 | 03/01/03 | Group II | | | N |
| 5021779 | 7.050 | Stated | A | 678 | 450,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5021787 | 10.350 | Full | C | 543 | 109,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5021811 | 13.650 | Full | B- | 0 | 40,000.00 | 40000 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021845 | 8.750 | Full | A | 709 | 615,000.00 | 615000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 5021852 | 9.750 | Full | A | 709 | 615,000.00 | 615,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 5021902 | 7.490 | Full | A- | 496 | 185,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5021985 | 10.050 | Full | A- | 472 | 142,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022017 | 9.850 | Full | B | 478 | 84,500.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022033 | 8.800 | Full | B | 647 | 105,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022041 | 11.000 | Full | B | 477 | 128,000.00 | 0.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022074 | 8.100 | Full | B | 543 | 250,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5022122 | 10.100 | Full | B- | 533 | 119,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022298 | 6.600 | Full | A | 700 | 410,000.00 | 410,000.00 | 1 | 12/30/2002 | 357 | 03/01/03 | Group I | | | N |
| 5022306 | 8.050 | Limited | B | 573 | 222,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022314 | 10.700 | Stated | A- | 521 | 95,500.00 | 95400 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5022348 | 9.750 | Full | A | 708 | 410,000.00 | 410,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 5022355 | 6.750 | Stated | AA | 667 | 170,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022405 | 7.700 | Full | A- | 585 | 459,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022413 | 12.850 | Stated | A- | 513 | 48,000.00 | 0 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5022439 | 11.050 | Full | C | 527 | 183,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022470 | 8.700 | Stated | A- | 525 | 222,000.00 | 0 | 1 | 1/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022548 | 9.500 | Full | A- | 674 | 64,000.00 | 64900 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022570 | 10.990 | Stated | A | 660 | 120,000.00 | 120,000.00 | 2 | 1/2/2003 | 237 | 03/01/03 | Group I | | | N |
| 5022639 | 10.950 | Full | B- | 488 | 68,100.00 | 0 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5022645 | 10.850 | Full | B- | 531 | 97,800.00 | 97000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022720 | 5.750 | Stated | AA | 658 | 240,000.00 | 239900 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022738 | 10.800 | Full | B- | 475 | 165,500.00 | 0 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022769 | 8.500 | Full | B | 579 | 228,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022819 | 8.250 | Full | A- | 559 | 295,000.00 | 295,000.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022892 | 9.650 | Full | B- | 502 | 122,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5022926 | 9.750 | Stated | A | 637 | 109,000.00 | 0.00 | 1 | 1/10/2003 | 238 | 04/01/03 | Group I | | | N |
| 5022934 | 8.990 | Full | A- | 503 | 190,000.00 | 0 | 1 | 1/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5023023 | 9.500 | Stated | B | 463 | 675,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023148 | 11.750 | Stated | A | 643 | 403,000.00 | 399,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group II | | | N |
| 5023171 | 11.250 | Stated | A- | 510 | 88,000.00 | 0.00 | 1 | 1/7/2003 | 178 | 03/01/03 | Group I | | | N |
| 5023213 | 9.100 | Full | A- | 537 | 115,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5023262 | 10.850 | Stated | A- | 589 | 140,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023320 | 10.300 | Full | C | 577 | 89,710.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5023346 | 7.950 | Stated | A- | 577 | 540,000.00 | 540000 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023387 | 11.400 | Full | A- | 481 | 65,000.00 | 0.00 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023411 | 11.750 | Stated | A | 651 | 124,000.00 | 119,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5023429 | 11.200 | Full | B- | 488 | 65,000.00 | 59000 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023437 | 10.750 | Stated | A | 789 | 110,000.00 | 98,800.00 | 2 | 1/13/2003 | 238 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-8378 x.7281
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY PNI | ORIG LOAN AMOUNT (927,853,520.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5023452 | 0074177023 | LYNN M EASTON | 3120 E BERRY RD | RIVES JUNCTION | MI | 49277 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.00 | 03/01/03 | 02/01/33 | 645.02 | 73,500.00 | 73,429.65 | 73,429.65 | ARM | 5.750 |
| 5023460 | 0074177031 | JAMES R ROLLYSON | 884 LOVERS LANE | AKRON | OH | 44306 | OWNER-OCC | SFR | 360 | 81.90 | 81.90 | 11.70 | 03/01/03 | 02/01/33 | 477.68 | 47,500.00 | 47,485.47 | 47,470.79 | ARM | 6.250 |
| 5023478 | 0074177049 | LOWELL P RENZ JR | 2827 GRANTWOOD DRIVE | TOLEDO | OH | 43613 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.15 | 04/01/03 | 03/01/33 | 439.48 | 42,250.00 | 42,238.30 | 42,238.30 | ARM | 6.750 |
| 5023536 | 0074177106 | VERONICA BIDDLE | 1818 W 65TH STREET | LOS ANGELES | CA | 90047 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.85 | 03/01/03 | 02/01/33 | 1,147.12 | 144,500.00 | 144,191.18 | 144,191.18 | ARM | 5.990 |
| 5023643 | 0074177213 | INDERPAL CHADHA | 1650 CLARENDON DRIVE | LEWISVILLE | TX | 75067 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.50 | 02/01/03 | 01/01/18 | 350.48 | 30,000.00 | 29,873.48 | 29,809.31 | FXD | 0.000 |
| 5023650 | 0074177221 | BLANCA MELENDEZ | 1852 W 49TH STREET | LOS ANGELES | CA | 90062 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.99 | 03/01/03 | 02/01/33 | 1,565.19 | 178,500.00 | 178,420.88 | 178,341.08 | ARM | 5.750 |
| 5023825 | 0074177395 | CHARLES M KAMAKAUA | 2204 PLANT AVENUE | REDONDO BEACH | CA | 90278 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 9.20 | 03/01/03 | 02/01/33 | 3,276.22 | 400,000.00 | 399,790.45 | 399,579.20 | ARM | 6.750 |
| 5023858 | 0074177429 | RAMIRO ALDRETE | RT 3 BOX 383 | HARLINGEN | TX | 78552 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 204.95 | 18,540.00 | 18,454.18 | 18,410.70 | FXD | 0.000 |
| 5023874 | 0074177445 | ALBERTO RODRIGOZ | 913 NILE STREET | AURORA | CO | 80010 | OWNER-OCC | SFR | 360 | 81.80 | 81.80 | 10.95 | 03/01/03 | 02/01/33 | 1,163.87 | 122,700.00 | 122,619.84 | 122,574.87 | ARM | 6.250 |
| 5023932 | 0074177494 | ESA KETOLA | 3823 LA COLINA ROAD | SANTA BARBARA | CA | 93110 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 6.15 | 02/01/03 | 01/01/33 | 2,398.84 | 393,750.00 | 392,986.31 | 392,601.52 | ARM | 4.990 |
| 5023940 | 0074177502 | MARY L RODRIGUEZ | 1708 NORTHEAST 38TH ST | FORT WORTH | TX | 76106 | OWNER-OCC | SFR | 360 | 79.00 | 79.00 | 8.75 | 03/01/03 | 02/01/33 | 465.13 | 59,250.00 | 59,174.16 | 59,174.16 | ARM | 4.990 |
| 5023965 | 0074177510 | THELMA GONZALEZ | 2940 S SYCAMORE STREET | SANTA ANA | CA | 92707 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 477.16 | 47,000.00 | 46,943.83 | 46,887.28 | FXD | 0.000 |
| 5023999 | 0074177528 | RUDOLPH D JUGOZ | 2701 WRIGHT STREET | SACRAMENTO | CA | 95821 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 02/01/03 | 01/01/33 | 1,896.33 | 212,500.00 | 212,225.48 | 212,225.48 | ARM | 5.990 |
| 5024013 | 0074177544 | STEVE E ARNDT | 4305 S 1000 WEST | RIVERDALE | UT | 84015 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 259.12 | 25,120.00 | 25,031.13 | 25,031.13 | FXD | 0.000 |
| 5024021 | 0074177551 | ALMA B CRUZ | 190 EL RANCHO DRIVE | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 8.70 | 03/01/03 | 02/01/33 | 6,425.15 | 682,750.00 | 681,941.66 | 681,941.66 | ARM | 5.750 |
| 5024096 | 0074177700 | DOROTHY A WOODARD | 157 N LATROBE | CHICAGO | IL | 60644 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 02/01/03 | 01/01/33 | 1,016.42 | 117,300.00 | 117,137.81 | 117,137.81 | ARM | 6.990 |
| 5024112 | 0074177726 | VERONICA EVANS | 608 33RD AVENUE N | MINNEAPOLIS | MN | 55412 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 9.24 | 04/01/03 | 03/01/33 | 1,262.52 | 153,600.00 | 153,600.00 | 153,520.20 | ARM | 5.990 |
| 5024153 | 0074177767 | POLLY JONES | 5247 S MARSHFIELD | CHICAGO | IL | 60636 | OWNER-OCC | 2-4 UNITS | 360 | 89.20 | 89.20 | 9.72 | 03/01/03 | 02/01/33 | 955.61 | 111,500.00 | 111,500.00 | 111,394.66 | ARM | 5.750 |
| 5024203 | 0074177817 | SILVIA LEGUIZAMO | 1442 S 60TH CT | CICERO | IL | 60804 | OWNER-OCC | 2-4 UNITS | 360 | 54.43 | 54.43 | 10.40 | 03/01/03 | 02/01/33 | 780.28 | 86,000.00 | 85,964.21 | 85,928.97 | ARM | 6.250 |
| 5024229 | 0074177833 | FRANK FRISCO | 304 E VINE STREET | LIBERTY | IN | 47353 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 02/01/03 | 01/01/33 | 552.57 | 81,000.00 | 80,807.97 | 80,807.97 | ARM | 4.250 |
| 5024288 | 0074177890 | JOHN SANDERS | 1312 ADELAIDE | MEMPHIS | TN | 38106 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.25 | 03/01/03 | 02/01/33 | 322.60 | 36,000.00 | 35,984.90 | 35,969.67 | ARM | 5.990 |
| 5024338 | 0074177940 | PAUL SLOVARP | 5211 CR 460 | BRAZORIA | TX | 77422 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 03/01/03 | 02/01/33 | 451.69 | 48,000.00 | 47,934.00 | 47,915.71 | ARM | 5.990 |
| 5024443 | 0074178047 | GLEN O WEST | 205 SW SUNVIEW STREET | FORT WHITE | FL | 32038 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 6.85 | 03/01/03 | 02/01/33 | 562.55 | 85,850.00 | 85,702.51 | 85,629.18 | ARM | 4.990 |
| 5024476 | 0074178070 | YARELIS PADRON | 8318 FONTAINEBLEAU BLVD14 | MIAMI | FL | 33172 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 202.04 | 19,900.00 | 19,900.00 | 19,852.25 | FXD | 0.000 |
| 5024500 | 0074178104 | JAMES RICHARDS | 48 SEABREEZE DRIVE | RICHMOND | CA | 94804 | OWNER-OCC | SFR | 360 | 83.31 | 83.31 | 7.05 | 03/01/03 | 02/01/33 | 3,336.64 | 499,000.00 | 498,187.60 | 498,187.60 | ARM | 4.990 |
| 5024526 | 0074178120 | CURTIS ZAVODNY | 29522 RIVIERA COURT | SAN JUAN CAPISTRANO | CA | 92675 | OWNER-OCC | CONDO | 240 | 19.31 | 96.54 | 10.75 | 02/01/03 | 01/01/23 | 501.83 | 49,430.00 | 49,311.43 | 49,251.35 | FXD | 0.000 |
| 5024575 | 0074178179 | STEPHAN JUNCA | 1748 VIA HERMANA | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.50 | 03/01/03 | 02/01/33 | 2,817.40 | 308,000.00 | 307,877.60 | 307,754.13 | ARM | 6.250 |
| 5024708 | 0074178288 | CALVIN A MERRIMAN | 238 BEAR CREEK RD | WINTHROP | WA | 98862 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 8.50 | 03/01/03 | 02/01/33 | 2,206.79 | 287,000.00 | 286,651.02 | 286,651.02 | ARM | 5.990 |
| 5024773 | 0074178351 | CATHERINE T DOUGLAS | 3801 E KING HENRY DRIVE | FLORENCE | SC | 29505 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 03/01/03 | 02/01/33 | 577.10 | 66,600.00 | 66,569.57 | 66,531.90 | FXD | 0.000 |
| 5024807 | 0074178385 | GLORIA BROWN | 2941 W 71ST STREET | CHICAGO | IL | 60629 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.25 | 04/01/03 | 03/01/33 | 888.49 | 108,000.00 | 108,000.00 | 107,944.01 | ARM | 5.750 |
| 5024948 | 0074178526 | JOSE L LIRA | 333 S PRIMROSE AVENUE | RIALTO | CA | 92376 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 289.60 | 27,600.00 | 27,530.01 | 27,500.58 | FXD | 0.000 |
| 5024989 | 0074178567 | JAMES D HENDERSON | 783 TRUSLOW RD | FREDERICKSBURG | VA | 22406 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.45 | 03/01/03 | 02/01/33 | 1,346.66 | 175,950.00 | 175,842.30 | 175,733.84 | ARM | 5.750 |
| 5024997 | 0074178575 | DANIEL E JOHNSTON | 2631 ALVA AVENUE | EL CERRITO | CA | 94530 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 6.80 | 02/01/03 | 01/01/33 | 1,745.88 | 267,600.00 | 267,011.13 | 267,011.13 | ARM | 5.990 |
| 5025002 | 0074178583 | COSME ANGEL | 1828 W 35TH ST | CHICAGO | IL | 60609 | OWNER-OCC | SFR | 360 | 88.51 | 88.51 | 9.75 | 03/01/03 | 02/01/33 | 1,323.10 | 154,000.00 | 153,928.15 | 153,855.72 | ARM | 4.990 |
| 5025010 | 0074178591 | NICOLAS R ARIAS SR | 814 HARRIMAN PLACE | SAN ANTONIO | TX | 78504 | OWNER-OCC | SFR | 180 | 59.83 | 59.83 | 10.20 | 03/01/03 | 02/01/18 | 380.41 | 35,000.00 | 34,917.00 | 34,833.48 | FXD | 0.000 |
| 5025077 | 0074178658 | MICHAEL MORLEY | 25410 HOLMES PLACE | STEVENSON RANCH | CA | 91381 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 2,168.34 | 339,200.00 | 338,899.26 | 338,596.87 | FXD | 0.000 |
| 5025093 | 0074178666 | ALAN LIANG | 2448 VISTA ROAD | LA HABRA HEIGHTS | CA | 91748 | OWNER-OCC | SFR | 360 | 64.96 | 64.96 | 6.35 | 02/01/03 | 01/01/33 | 2,688.06 | 432,000.00 | 431,193.75 | 430,787.42 | ARM | 4.990 |
| 5025101 | 0074178674 | TOM M DOLAN | 15 ALVINA AVENUE | SAN RAFAEL | CA | 94901 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.13 | 02/01/03 | 01/01/33 | 2,918.54 | 480,000.00 | 479,003.52 | 478,530.80 | ARM | 4.250 |
| 5025119 | 0074178682 | ROSEMARY BURPO | 2631 ATLAS AVENUE | SACRAMENTO | CA | 95820 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 6.88 | 03/01/03 | 02/01/33 | 459.88 | 70,000.00 | 69,875.92 | 69,875.92 | FXD | 0.000 |
| 5025127 | 0074178690 | GENARO O URIOSTEGUI | 2250 ELM AVENUE | LONG BEACH | CA | 90806 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.80 | 03/01/03 | 02/01/33 | 1,906.66 | 221,000.00 | 220,897.97 | 220,795.11 | ARM | 5.990 |
| 5025184 | 0074178757 | MARK E ARTIS | 10377 W ALLIANCE ST | BOISE | ID | 83704 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.60 | 03/01/03 | 02/01/33 | 1,364.90 | 148,000.00 | 148,000.00 | 147,884.36 | ARM | 6.250 |
| 5025192 | 0074178765 | WARREN E ANDERSON JR | 19338 S SPRING VALLEY DRIVE | OREGON CITY | OR | 97045 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.50 | 03/01/03 | 02/01/33 | 1,331.14 | 210,600.00 | 210,409.61 | 210,216.10 | ARM | 4.250 |
| 5025259 | 0074178823 | BRIAN S MIDDLETON | 499 N VISTA VIEW LOOP | WEST WENDOVER | NV | 89883 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 274.13 | 28,900.00 | 28,775.07 | 28,775.07 | FXD | 0.000 |
| 5025281 | 0074178864 | JAMES BAXTER | 10601 221ST AVE EAST | BUCKLEY | WA | 98321 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.05 | 03/01/03 | 02/01/33 | 1,107.31 | 165,600.00 | 165,328.49 | 165,326.49 | FXD | 0.000 |
| 5025309 | 0074178872 | HARRY R ST LOUIS | 1005 COWLITZ WAY | KELSO | WA | 98626 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 02/01/03 | 01/01/33 | 796.46 | 89,250.00 | 89,174.01 | 89,135.63 | ARM | 6.750 |
| 5025358 | 0074178922 | ROSALINA BAUTISTA | 1712 GEARY ROAD | WALNUT CREEK | CA | 94597 | OWNER-OCC | SFR | 360 | 89.91 | 89.91 | 6.90 | 03/01/03 | 02/01/33 | 3,227.15 | 490,000.00 | 489,590.35 | 489,178.34 | ARM | 4.250 |
| 5025368 | 0074178930 | MICHAEL L KING | 60 ELSIN LANE | WILLINGBORO | NJ | 8046 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 1,066.66 | 114,750.00 | 114,706.33 | 114,662.27 | ARM | 5.990 |
| 5025408 | 0074178963 | JAMES D STONE | 1187 EDEN ROAD | ABILENE | KS | 67410 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.10 | 03/01/03 | 02/01/33 | 560.48 | 54,083.00 | 54,083.00 | 54,052.68 | ARM | 6.750 |
| 5025416 | 0074178971 | RAY REYNOLDS | 27829 BEN NEVIS WAY | YORBA LINDA | CA | 92887 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 5.88 | 03/01/03 | 02/01/33 | 5,175.96 | 875,000.00 | 874,107.89 | 873,211.42 | ARM | 4.250 |
| 5025424 | 0074178989 | PERCY TOMPKINS JR | 18413 RIVER RD | HAZEL CREST | IL | 60429 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.55 | 04/01/03 | 03/01/33 | 2,836.27 | 308,800.00 | 308,800.00 | 308,678.60 | ARM | 6.750 |
| 5025465 | 0074179029 | VALERIE SIMPSON | 225 TOM SAWYER COURT | HOPE MILLS | NC | 28348 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 9.55 | 02/01/03 | 01/01/33 | 681.94 | 80,750.00 | 80,671.08 | 80,580.75 | ARM | 5.990 |
| 5025488 | 0074179052 | ROGER BASSO | 2458 LAGUNA ROAD | SANTA ROSA | CA | 95401 | OWNER-OCC | SFR | 360 | 52.00 | 52.00 | 6.38 | 02/01/03 | 01/01/33 | 2,433.10 | 390,000.00 | 388,910.57 | 388,910.57 | FXD | 0.000 |
| 5025515 | 0074179078 | BERNABE MIRANDA | 15103 RUNNYMEDE STREET | LOS ANGELES | CA | 91405 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 609.14 | 60,000.00 | 59,858.08 | 59,856.06 | FXD | 0.000 |
| 5025560 | 0074179144 | NANCY N NGUYEN | 4542 REYES DRIVE | UNION CITY | CA | 94587 | OWNER-OCC | PUD | 360 | 84.85 | 84.85 | 6.60 | 03/01/03 | 02/01/33 | 1,788.25 | 280,000.00 | 279,751.78 | 279,503.13 | ARM | 4.990 |
| 5025608 | 0074179151 | PAUL E LOVE | 3368 THRIFT PLACE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.70 | 03/01/03 | 02/01/33 | 3,194.13 | 495,000.00 | 494,568.62 | 494,136.03 | ARM | 4.990 |
| 5025655 | 0074179201 | MARK L JEPPESEN | 889 PLAINSBURG ROAD | LE GRAND | CA | 95333 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 348.93 | 31,800.00 | 31,767.74 | 31,735.22 | FXD | 0.000 |
| 5025671 | 0074179227 | AMBAR OLMOS | 1442 PECAN CT | ATWATER | CA | 95340 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 348.94 | 32,200.00 | 32,132.33 | 32,098.00 | FXD | 0.000 |
| 5025689 | 0074179235 | PERCY TOMPKINS | 18000 GREENVIEW TER | COUNTRY CLUB HILLS | IL | 60478 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 10.85 | 04/01/03 | 03/01/33 | 882.20 | 93,750.00 | 93,750.00 | 93,715.46 | ARM | 6.750 |
| 5025705 | 0074179250 | WILLIAM J FOSTER | 720 FELL STREET #6 | SAN FRANCISCO | CA | 94117 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 | 02/01/03 | 01/01/33 | 2,198.99 | 344,000.00 | 343,079.99 | 343,079.99 | ARM | 4.990 |
| 5025713 | 0074179268 | LONITA JOHNSON | 2537 SAN LEANDRO BLVD | SAN LEANDRO | CA | 94578 | OWNER-OCC | CONDO | 360 | 88.25 | 88.25 | 7.80 | 03/01/03 | 02/01/33 | 1,144.60 | 159,000.00 | 158,888.90 | 158,777.08 | ARM | 4.990 |
| 5025721 | 0074179276 | WILLIAM J FOSTER | 720 FELL STREET #5 | SAN FRANCISCO | CA | 94117 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 10.75 | 02/01/03 | 01/01/23 | 654.83 | 64,500.00 | 64,268.87 | 64,268.87 | FXD | 0.000 |
| 5025812 | 0074179359 | ALBERT L ASHE | 3201 SUNDERLAND ROAD | LANSING | MI | 48911 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 | 02/01/33 | 987.95 | 108,250.00 | 108,205.28 | 108,162.18 | ARM | 5.990 |
| 5025929 | 0074179441 | PAUL D GUILLEMETTE | 727 W QUARTZ ST | BUTTE | MT | 59701 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 7.45 | 04/01/03 | 03/01/33 | 405.13 | 58,225.00 | 58,181.35 | 58,181.35 | FXD | 0.000 |
| 5025952 | 0074179474 | HELEN A BEVINGTON | 47 E CARLTON AVENUE | MERIDIAN | ID | 83642 | NON OWNER | SFR | 360 | 80.59 | 80.59 | 8.75 | 03/01/03 | 02/01/33 | 334.03 | 41,500.00 | 41,411.07 | 41,411.07 | FXD | 0.000 |
| 5025978 | 0074179492 | JAY L BYRNE | 4474 BIRKDALE CIRCLE | FAIRFIELD | CA | 94534 | OWNER-OCC | SFR | 360 | 84.86 | 84.86 | 6.75 | 02/01/03 | 01/01/33 | 1,981.47 | 305,500.00 | 304,872.48 | 304,700.40 | ARM | 4.250 |
| 5026059 | 0074179532 | VERONICA E CALMETTES | 1624 S 60TH ST | SPRINGFIELD | OR | 97478 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 282.32 | 28,330.00 | 28,273.14 | 28,238.75 | FXD | 0.000 |
| 5026067 | 0074179540 | EDWARD J BARBAY | 988 CONDIT ROAD | LAFAYETTE | CA | 94549 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.63 | 03/01/03 | 02/01/33 | 3,822.09 | 540,000.00 | 539,609.18 | 539,215.84 | FXD | 0.000 |
| 5026133 | 0074179607 | RUSS J RUBIN | 15747 EAGLE ROCK ROAD | MIDDLETOWN | CA | 95461 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 401.47 | 38,970.00 | 38,829.53 | 38,783.87 | FXD | 0.000 |
| 5026232 | 0074179698 | RUTH E BURRUS | 8421 NE 153RD STREET | KENMORE | WA | 98028 | OWNER-OCC | SFR | 360 | 81.82 | 81.82 | 7.30 | 03/01/03 | 02/01/33 | 925.52 | 135,000.00 | 134,880.70 | 134,755.58 | ARM | 5.990 |
| 5026356 | 0074179763 | MILDRED S GIVENS | 2415 S JUDKINS STREET | SEATTLE | WA | 98144 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.10 | 03/01/03 | 02/01/33 | 1,943.78 | 202,500.00 | 202,500.00 | 202,358.04 | ARM | 6.750 |
| 5026372 | 0074179789 | SHARI P WOOLDRIDGE | 3233 BROOKDALE AVENUE | OAKLAND | CA | 94602 | NON OWNER | 2-4 UNITS | 360 | 60.00 | 60.00 | 7.55 | 02/01/03 | 01/01/33 | 1,580.95 | 225,000.00 | 224,668.31 | 224,500.90 | ARM | 4.990 |
| 5026398 | 0074179805 | LESLIE V SHAW | 844 48TH STREET | OAKLAND | CA | 94608 | OWNER-OCC | 2-4 UNITS | 360 | 90.00 | 90.00 | 7.15 | 03/01/03 | 02/01/33 | 2,431.47 | 360,000.00 | 359,713.53 | 359,425.35 | ARM | 4.250 |
| 5026448 | 0074179854 | CONTI LEUNG | 40 KEPOLA PLACE | NAPILI | HI | 96761 | 2ND HOME | SFR | 360 | 85.00 | 85.00 | 6.95 | 03/01/03 | 02/01/33 | 3,713.53 | 561,000.00 | 560,535.60 | 560,068.51 | FXD | 0.000 |
| 5026455 | 0074179862 | JOEL M LANSANGAN | 470 PATCH AVENUE | SAN JOSE | CA | 95128 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 02/01/03 | 01/01/33 | 2,070.80 | 332,800.00 | 332,078.90 | 331,765.35 | ARM | 4.990 |
| 5026471 | 0074179888 | JOEL M LANSANGAN | 470 PATCH AVENUE | SAN JOSE | CA | 95128 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 789.17 | 83,200.00 | 82,872.74 | 82,758.91 | FXD | 0.000 |
| 5026489 | 0074179896 | JULIO C MARTELL | 2065 MORRILL AVENUE | SAN JOSE | CA | 95132 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 02/01/03 | 01/01/33 | 2,215.18 | 356,000.00 | 355,000.75 | 355,000.76 | ARM | 4.990 |
| 5026497 | 0074179904 | JULIO C MARTELL | 2085 MORRILL AVENUE | SAN JOSE | CA | 95132 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 844.18 | 89,000.00 | 88,833.88 | 88,833.88 | FXD | 0.000 |
| 5026554 | 0074179953 | GARY COLLINS | 2708 OAK ROAD #F | WALNUT CREEK | CA | 94598 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 541.47 | 51,600.00 | 51,484.12 | 51,425.38 | FXD | 0.000 |
| 5026596 | 0074179995 | VANESSA V LE | 344 KENBROOK CIRCLE | SAN JOSE | CA | 95111 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 521.68 | 55,000.00 | 54,773.73 | 54,773.73 | FXD | 0.000 |
| 5026653 | 0074180035 | ABEL F ALVAREZ | 37276 CHERRY STREET | NEWARK | CA | 94560 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 703.01 | 67,000.00 | 66,849.53 | 66,773.23 | FXD | 0.000 |
| 5026711 | 0074180050 | EDWARD F POWERS | 4915 E APACHE RAIN ROAD | CAVE CREEK | AZ | 85331 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.50 | 03/01/03 | 02/01/33 | 2,221.40 | 288,900.00 | 288,724.87 | 288,548.71 | ARM | 5.990 |
| 5026745 | 0074180084 | DAVID BARRINGTON | 5319 NE CLEVELAND AVENUE | PORTLAND | OR | 97211 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/18 | 504.43 | 45,000.00 | 44,796.49 | 44,693.35 | FXD | 0.000 |
| 5026851 | 0074180191 | SALVADOR MARTINEZ | 788 MOONEY AVENUE | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 738.62 | 67,990.00 | 67,774.66 | 67,774.66 | FXD | 0.000 |
| 5026869 | 0074180209 | EDWARD S PAYNE | 67 FAIRVIEW CIRLE | BRECKENRIDGE | CO | 80424 | 2ND HOME | SFR | 360 | 75.00 | 75.00 | 5.88 | 03/01/03 | 02/01/33 | 2,608.69 | 441,000.00 | 437,941.66 | 437,477.08 | ARM | 4.250 |
| 5026893 | 0074180233 | ENEDINA DURAN | 22334 WESTERN BOULEVARD | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 659.90 | 65,000.00 | 64,765.08 | 64,765.08 | FXD | 0.000 |
| 5026919 | 0074180258 | JANNIE SAUNDERS | 2312 CLINTON COURT | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 559.00 | 50,800.00 | 50,584.23 | 50,510.45 | FXD | 0.000 |
| 5026968 | 0074180308 | OSCAR AMAYA | 2013 OVERHILL ROAD | CONCORD | CA | 94520 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 10.75 | 03/01/03 | 02/01/23 | 452.29 | 44,550.00 | 44,498.80 | 44,443.13 | FXD | 0.000 |
| 5026984 | 0074180324 | WILFREDO A VILLALTA | 2919 INGALLS STREET | SAN FRANCISCO | CA | 94124 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,444.14 | 392,800.00 | 392,066.82 | 392,066.92 | ARM | 4.990 |
| 5027081 | 0074180415 | GERSEDA TURNER | 3187 WINSLOW RD | MEMPHIS | TN | 38109 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.55 | 02/01/03 | 01/01/33 | 633.75 | 63,750.00 | 63,709.48 | 63,688.94 | ARM | 6.250 |
| 5027214 | 0074180522 | JANE A STEVES | 13184 MAGNOLIA BOULEVARD | LOS ANGELES | CA | 91423 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 843.13 | 77,800.00 | 77,718.66 | 77,638.53 | FXD | 0.000 |
| 5027230 | 0074180548 | JOVITA O RAMOS | 2335 PENTLAND WAY | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.10 | 02/01/03 | 01/01/33 | 2,230.06 | 368,000.00 | 367,640.61 | 367,279.39 | ARM | 4.990 |
| 5027255 | 0074180563 | JOHN D HARRIGER | 10529 TIGERS EYE | LITTLETON | CO | 80124 | OWNER-OCC | PUD | 360 | 50.72 | 50.72 | 11.75 | 02/01/03 | 01/01/33 | 1,568.61 | 155,200.00 | 155,080.68 | 155,032.58 | ARM | 6.750 |
| 5027297 | 0074180605 | STUART LEDIS | 6582 BELVEDERE ROAD | WEST PALM BEACH | FL | 33413 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.45 | 04/01/03 | 03/01/33 | 3,604.19 | 430,500.00 | 430,500.00 | 430,288.00 | ARM | 5.990 |
| 5027305 | 0074180613 | BENJAMIN BADON | 905 ALINE STREET | NEW ORLEANS | LA | 70115 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.25 | 02/01/03 | 01/01/33 | 1,316.29 | 160,000.00 | 159,833.44 | 159,749.20 | ARM | 5.750 |
| 5027339 | 0074180647 | JAMES B SCALF | 18350 EISENHOWER ROAD | MORLEY | MI | 49336 | OWNER-OCC | SFR | 360 | 79.06 | 79.06 | 10.50 | 04/01/03 | 03/01/33 | 810.01 | 88,550.00 | 88,514.80 | 88,514.80 | ARM | 6.250 |
| 5027578 | 0074180886 | AFTON IZEN | 6433 ROOS ROAD | HOUSTON | TX | 77074 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.99 | 03/01/03 | 02/01/33 | 618.17 | 70,500.00 | 70,405.44 | 70,437.27 | ARM | 5.990 |
| 5027651 | 0074180969 | ALICE A COOK | 54819 RUDY ROAD | DOWAGIAC | MI | 49047 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 9.05 | 03/01/03 | 02/01/33 | 898.34 | 111,150.00 | 111,050.18 | 110,989.34 | FXD | 0.000 |
| 5027743 | 0074181058 | DIANNA R DAY | 4025 NW 62ND STREET | OKLAHOMA CITY | OK | 73112 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 03/01/03 | 02/01/33 | 726.54 | 72,250.00 | 72,210.00 | 72,193.57 | ARM | 6.250 |
| 5027834 | 0074181140 | BRUCE A CORBETT | 1744 HIDDEN BROOK ST | MANTECA | CA | 95337 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 02/01/03 | 01/01/33 | 2,228.40 | 255,000.00 | 254,771.01 | 254,655.09 | ARM | 5.990 |
| 5027859 | 0074181165 | CLIFFORD BOWMAN | 3685 W JOHNSON ROAD | LUDINGTON | MI | 49431 | OWNER-OCC | SFR | 360 | 87.59 | 87.59 | 9.80 | 04/01/03 | 03/01/33 | 2,191.58 | 254,000.00 | 253,874.33 | 253,874.33 | ARM | 5.750 |
| 5027891 | 0074181207 | ELAINE T D MENARD | 910 N ARENAS STREET | RAYNE | LA | 70578 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.25 | 03/01/03 | 02/01/33 | 327.81 | 33,750.00 | 33,738.41 | 33,726.90 | FXD | 0.000 |
| 5027909 | 0074181215 | RENEE D YATES-WILLIAMS | 38257 CYPRESS | ROMULUS | MI | 48174 | OWNER-OCC | SFR | 360 | 84.56 | 84.56 | 11.00 | 04/01/03 | 03/01/33 | 1,095.18 | 115,000.00 | 115,000.00 | 114,958.99 | ARM | 6.750 |
| 5027958 | 0074181264 | MARTIN GARCIA | 19817 E ROUTE 14 | HARVARD | IL | 60033 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 411.68 | 43,400.00 | 43,340.87 | 43,281.46 | FXD | 0.000 |
| 5027982 | 0074181298 | ELLEN KEYES | 1070 JESSE LANE | BAILEY | CO | 80421 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.55 | 02/01/03 | 01/01/33 | 4,742.83 | 675,000.00 | 673,502.75 | 673,502.75 | ARM | 4.990 |
| 5027990 | 0074181306 | JAMES T LONG | 8718 CLIFF POINT CT | LAS VEGAS | NV | 89149 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 301.78 | 27,300.00 | 27,173.64 | 27,109.63 | FXD | 0.000 |
| 5028014 | 0074181322 | SHARON K RAMSHUR | 283 GREEN OAK ROAD | KINDER | LA | 70648 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.40 | 03/01/03 | 02/01/33 | 1,811.23 | 170,950.00 | 170,905.25 | 170,860.64 | ARM | 6.750 |
| 5028063 | 0074181371 | INDRJITH KOR | 11151 E JAHANT ROAD | ACAMPO | CA | 95220 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.85 | 03/01/03 | 02/01/33 | 3,160.98 | 437,000.00 | 436,697.71 | 436,393.46 | FXD | 0.000 |

| LOAN NUMBER | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5023452 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.000 | Stated | A- | 634 | 88,000.00 | 0 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5023460 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.700 | Full | B- | 0 | 58,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023478 | 18.150 | 12.150 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 12.150 | Full | D | 549 | 65,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5023536 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.850 | Full | B | 621 | 170,000.00 | 0 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5023643 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Full | A | 659 | 150,000.00 | 150,000.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group I | | | N |
| 5023650 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.990 | Full | B- | 494 | 210,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023825 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.200 | Stated | A- | 478 | 500,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023858 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 715 | 105,000.00 | 92700 | 2 | 12/31/2002 | 177 | 03/01/03 | Group I | | | N |
| 5023874 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 495 | 150,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023932 | 12.150 | 6.150 | 1 | 1 | 01/01/05 | PURCHASE | 6.150 | Stated | A | 690 | 525,000.00 | 525000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5023940 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 584 | 75,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5023965 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 684 | 235,000.00 | 235,000.00 | 2 | 1/15/2003 | 238 | 03/01/03 | Group II | | | N |
| 5023999 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.200 | Full | B | 483 | 250,000.00 | 0.00 | 1 | 1/10/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5024013 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 688 | 125,600.00 | 125600 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5024021 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.700 | Full | A- | 553 | 815,000.00 | 0 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5024096 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.850 | Full | B | 522 | 134,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5024112 | 15.240 | 9.240 | 3 | 1 | 03/01/06 | REFI-CASHOUT | 9.240 | Full | B | 555 | 192,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024153 | 15.720 | 9.720 | 1 | 1 | 02/01/05 | PURCHASE | 9.720 | Full | A- | 523 | 125,000.00 | 125,000.00 | 1 | 1/2/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5024203 | 16.400 | 10.400 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.400 | Full | D | 571 | 158,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024229 | 13.250 | 7.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.250 | Stated | AA | 653 | 90,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5024288 | 16.250 | 10.250 | 1 | 1 | 02/01/05 | PURCHASE | 10.250 | Full | B | 632 | 47,500.00 | 45,000.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024338 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.850 | Full | B | 491 | 60,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024443 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.850 | Limited | A | 634 | 101,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024476 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 655 | 100,000.00 | 99,500.00 | 2 | 1/7/2003 | 238 | 02/01/03 | Group II | | | N |
| 5024500 | 13.050 | 7.050 | 1 | 1 | 02/01/05 | PURCHASE | 7.050 | Stated | A | 690 | 599,000.00 | 599000 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5024526 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 717 | 256,000.00 | 256,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5024575 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | PURCHASE | 10.500 | Full | B- | 600 | 385,000.00 | 385,000.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024708 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Stated | B | 567 | 410,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5024773 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.850 | Full | A- | 532 | 74,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5024807 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.250 | Stated | A- | 539 | 135,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024948 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 628 | 138,000.00 | 138,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5024989 | 14.450 | 8.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.450 | Limited | A- | 652 | 207,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5024997 | 12.800 | 6.800 | 3 | 1 | 01/01/06 | PURCHASE | 6.800 | Stated | B | 680 | 417,000.00 | 412000 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5025002 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.750 | Full | A- | 508 | 174,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025010 | 11.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.200 | Stated | C | 626 | 58,500.00 | 0.00 | 1 | 1/22/2003 | 178 | 03/01/03 | Group I | | | N |
| 5025077 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Full | A | 745 | 424,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | | | N |
| 5025093 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.350 | Stated | A | 630 | 665,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025101 | 12.125 | 6.125 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.125 | Stated | AA | 653 | 600,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025119 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | AA | 715 | 100,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | | | N |
| 5025127 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | B | 529 | 260,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025184 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | PURCHASE | 10.600 | Full | B- | 531 | 190,000.00 | 185000 | 1 | 1/29/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5025192 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 643 | 234,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025259 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 688 | 162,000.00 | 144,500.00 | 2 | 1/3/2003 | 237 | 04/01/03 | Group II | | | N |
| 5025281 | 7.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.050 | Stated | AA | 650 | 184,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group I | | | N |
| 5025309 | 16.200 | 10.200 | 1 | 1 | 01/01/05 | PURCHASE | 10.200 | Full | A- | 0 | 105,000.00 | 105,000.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025358 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | PURCHASE | 6.900 | Stated | AA | 690 | 545,000.00 | 545,000.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025368 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Full | B | 467 | 135,000.00 | 0 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025408 | 18.100 | 12.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.100 | Full | D | 511 | 80,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5025416 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.875 | Stated | AA | 643 | ########## | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025424 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.550 | Full | C | 530 | 386,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025465 | 15.550 | 9.550 | 1 | 1 | 01/01/05 | PURCHASE | 9.550 | Full | B | 647 | 95,000.00 | 95000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025488 | 6.375 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.375 | Stated | AA | 684 | 750,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 04/01/03 | Group I | | | N |
| 5025515 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 730 | 300,000.00 | 300,000.00 | 2 | 1/9/2003 | 238 | 04/01/03 | Group II | | | N |
| 5025560 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.600 | Full | A | 769 | 330,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025608 | 12.700 | 6.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.700 | Full | A | 673 | 550,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025655 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 602 | 159,000.00 | 159,000.00 | 2 | 1/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 5025671 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 648 | 161,000.00 | 161,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 5025689 | 16.850 | 10.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.850 | Full | C | 530 | 125,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025705 | 12.600 | 6.600 | 1 | 1 | 01/01/05 | PURCHASE | 6.600 | Stated | A | 721 | 430,000.00 | 430,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5025713 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Full | B | 569 | 240,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025721 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 721 | 430,000.00 | 430,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group I | | | N |
| 5025812 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.450 | Full | B | 448 | 125,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025929 | 7.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.450 | Stated | AA | 649 | 68,500.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 5025952 | 8.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.750 | Stated | AA | 659 | 83,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group I | | | N |
| 5025978 | 12.750 | 6.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.750 | Stated | AA | 678 | 360,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026059 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 668 | 141,750.00 | 141,695.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5026067 | 7.625 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.625 | Full | A | 609 | 720,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group I | | | N |
| 5026133 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 673 | 194,600.00 | 194,600.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group I | | | N |
| 5026232 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.300 | Stated | B | 648 | 260,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026356 | 17.100 | 11.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.100 | Full | C | 527 | 270,000.00 | 0 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5026372 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.550 | Stated | A | 683 | 375,000.00 | 0.00 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026398 | 13.150 | 7.150 | 1 | 1 | 02/01/05 | PURCHASE | 7.150 | Stated | AA | 658 | 400,000.00 | 400000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026448 | 6.950 | 0.000 | 0 | 0 | | PURCHASE | 6.950 | Full | A | 661 | 660,000.00 | 660,000.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 5026455 | 12.350 | 6.350 | 1 | 1 | 01/01/05 | PURCHASE | 6.350 | Full | A | 739 | 420,000.00 | 416,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026471 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 739 | 420,000.00 | 416000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5026489 | 12.350 | 6.350 | 1 | 1 | 01/01/06 | PURCHASE | 6.350 | Full | A | 694 | 445,000.00 | 445,000.00 | 1 | 1/10/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5026497 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 694 | 445,000.00 | 445000 | 2 | 1/10/2003 | 237 | 04/01/03 | Group II | | | N |
| 5026554 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 632 | 258,000.00 | 258,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 5026596 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A- | 730 | 289,000.00 | 275000 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5026653 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 628 | 335,000.00 | 335,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5026711 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.500 | Full | A- | 571 | 321,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026745 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 496 | 230,000.00 | 225000 | 2 | 1/6/2003 | 177 | 03/01/03 | Group II | | | N |
| 5026851 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | A | 615 | 340,000.00 | 339,950.00 | 2 | 1/6/2003 | 237 | 04/01/03 | Group II | | | N |
| 5026869 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 5.875 | Stated | AA | 683 | 588,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5026893 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 728 | 325,000.00 | 325,000.00 | 2 | 1/2/2003 | 237 | 04/01/03 | Group II | | | N |
| 5026919 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 601 | 254,000.00 | 254,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group I | | | N |
| 5026968 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 703 | 300,000.00 | 297,000.00 | 2 | 1/8/2003 | 238 | 03/01/03 | Group II | | | N |
| 5026984 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 720 | 491,000.00 | 491000 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5027081 | 17.550 | 11.550 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.550 | Full | B- | 532 | 75,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027214 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 648 | 389,000.00 | 389,000.00 | 2 | 1/8/2003 | 238 | 03/01/03 | Group I | | | N |
| 5027230 | 12.100 | 6.100 | 1 | 1 | 02/01/05 | PURCHASE | 6.100 | Full | A | 729 | 460,000.00 | 460,000.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027255 | 17.750 | 11.750 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 11.750 | Full | D | 533 | 306,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027297 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Stated | B | 505 | 615,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027305 | 15.250 | 9.250 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.250 | Stated | A- | 522 | 200,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027339 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Full | B- | 517 | 112,000.00 | 0 | 1 | 2/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5027578 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.990 | Stated | B | 530 | 94,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 05/01/03 | Group II | LIBOR | 6 | N |
| 5027651 | 9.050 | 0.000 | 0 | 0 | | PURCHASE | 9.050 | Stated | AA | 640 | 117,000.00 | 117,000.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | | | N |
| 5027743 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 494 | 90,000.00 | 85000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027834 | 15.850 | 9.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 9.850 | Full | B | 490 | 300,000.00 | 0 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027859 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 531 | 290,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5027891 | 11.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.250 | Stated | A- | 485 | 45,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5027909 | 17.000 | 11.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.000 | Full | B- | 507 | 136,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5027958 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 714 | 218,000.00 | 217000 | 2 | 1/3/2003 | 238 | 03/01/03 | Group I | | | N |
| 5027982 | 13.550 | 7.550 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.550 | Full | A | 620 | 900,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5027990 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Full | A | 654 | 140,000.00 | 136500 | 2 | 12/31/2002 | 177 | 03/01/03 | Group I | | | N |
| 5028014 | 18.400 | 12.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.400 | Stated | C | 519 | 263,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028063 | 7.850 | 0.000 | 0 | 0 | | PURCHASE | 7.850 | Full | AA | 637 | 460,000.00 | 460,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |

CCM_LBMLT_2003-2_BigTotal_040303.xls
4/3/2003 2:58 PM



Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7261
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 5028089 | 0074181397 | GUY DALE | 9502 LONGBOW CIRCLE | MAGNOLIA | TX | 77354 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5028097 | 0074181405 | RAYMOND L CAPPABIANCO | 787 JOHNATHAN AVE | AKRON | OH | 44306 | OWNER-OCC | SFR | 360 | 84.12 | 84.11 |
| 5028147 | 0074181454 | ELEUTERIA RAMIREZ | 717 W SCHOOL ST | COMPTON | CA | 90220 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5028261 | 0074181579 | FRANCES LUNSFORD | 4905 SYCAMORE STREET | NORTH LITTLE ROCK | AR | 72118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5028311 | 0074181629 | CARL HUSTON | 204 BRECKINRIDGE ROAD | BRANSON | MO | 65616 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5028337 | 0074181645 | DANA K HOWARD | 402 W MOONLIGHT DRIVE | ROBINSON | TX | 76706 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5028345 | 0074181652 | VONISE ST JUSTE | 3930 NW 187 STREET | MIAMI | FL | 33055 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5028352 | 0074181660 | VONISE ST JUSTE | 3930 NW 187 STREET | MIAMI | FL | 33055 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 5028378 | 0074181686 | JUDY D MILLER | 1518 PARKWOOD AVENUE | CHARLOTTE | NC | 28206 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5028402 | 0074181710 | SHANAN M JOHNSON | 8121 CAHOBA | FORT WORTH | TX | 76135 | OWNER-OCC | SFR | 360 | 78.63 | 78.63 |
| 5028410 | 0074181728 | DAVID K KIRK | 23 S PRIMROSE LANE | OCEAN VIEW | DE | 19977 | 2ND HOME | SFR | 360 | 58.48 | 58.48 |
| 5028451 | 0074181769 | ASTELY GOODEN | 2478 GRAND AVENUE | BRONX | NY | 10468 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 |
| 5028485 | 0074181793 | BRIAN MIRACLE | 11298 SMOKEY ROW RD | GEORGETOWN | OH | 45121 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5028493 | 0074181801 | BENNIE M ARMSTRONG | 7118 BAYBERRY LANE | DALLAS | TX | 75249 | OWNER-OCC | SFR | 360 | 84.48 | 84.48 |
| 5028501 | 0074181819 | KRISTY WEAVER | 1210 CHAMPIONS WAY | SOUTHLAKE | TX | 76092 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 5028592 | 0074181900 | HIGLORYS TORIBIO | 3298 ARTESIAN DR | LAKE WORTH | FL | 33462 | OWNER-OCC | SFR | 360 | 77.69 | 77.69 |
| 5028618 | 0074181926 | GEORGE SMITH | 113 VILLA CIRCLE | FAIRFIELD | CA | 94533 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5028642 | 0074181950 | MARIA O YANEZ | 1708 TRINITY | MISSION | TX | 78572 | OWNER-OCC | SFR | 360 | 74.00 | 74.00 |
| 5028667 | 0074181975 | ANA P REYES | 249-251 THORNTON STREET | SAN LEANDRO | CA | 94577 | OWNER-OCC | 2-4 UNITS | 240 | 19.92 | 99.92 |
| 5028683 | 0074181983 | MARCO ROSATI | 1551 E PUENTE STREET | COVINA | CA | 91724 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5028774 | 0074182072 | DANILO J ESQUIVEL | 15412 VIA VERITA AVENUE | HACIENDA HEIGHTS | CA | 91745 | OWNER-OCC | SFR | 360 | 89.87 | 89.87 |
| 5028782 | 0074182080 | HARBANS SINGH | 4802 ALASKA AVENUE | CYPRESS | CA | 90630 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5028790 | 0074182098 | MICHAEL R WHITENER | 12325 SUNNYGLEN DRIVE | MOORPARK | CA | 93021 | OWNER-OCC | SFR | 360 | 74.80 | 74.80 |
| 5028840 | 0074182148 | DEJUANA R GUILLORY | 7623 SISTERDALE | CYPRESS | TX | 77433 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 5028865 | 0074182163 | TIMOTHY MARSH | 12 DAWES STREET | BLACKSTONE | MA | 1504 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5028980 | 0074182288 | RAZ RAZLA | 10380 PILOT MOUNTAIN | LAS VEGAS | NV | 89129 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5028998 | 0074182296 | ROBERT L AMBROSE | 18 E 113TH PLACE | CHICAGO | IL | 60628 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 |
| 5029004 | 0074182304 | DAWN COCKRELL | 14132 SAN ANTONIO DRIVE | RANCHO CUCAMONGA | CA | 91739 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5029079 | 0074182379 | LAURIE A BARNETT | 12120 JOHN'S ROAD | ANCHORAGE | AK | 99515 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5029103 | 0074182403 | DAVID DOLE | 18 PETRIA | IRVINE | CA | 92606 | OWNER-OCC | SFR | 360 | 62.27 | 62.27 |
| 5029178 | 0074182478 | EDDAICAS K HERNANDEZ | 1207 TRAVIS HEIGHTS BLVD | AUSTIN | TX | 78704 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 5029236 | 0074182536 | LEWIS E ALLISON | 2770 PINE CREEK CIRCLE | FULLERTON | CA | 92835 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 5024641 | 0074182619 | KIRK C SILVERMAN | 87 VENDOLA DRIVE | SAN RAFAEL | CA | 94901 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5025598 | 0074182643 | JUAN MEDRANO | 5828,5828 A, 5830 BANCROFT AVE | OAKLAND | CA | 94605 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 |
| 5025747 | 0074182650 | SANTIAGO VALENCIA | 808 E WORTH STREET | STOCKTON | CA | 95206 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 5025980 | 0074182684 | JACK M MARTIN | 708 NE 10TH STREET | MCMINNVILLE | OR | 97128 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 |
| 5026348 | 0074182775 | SCOTT R HELLERVIK | 8211 RANCHO DRIVE | ELK GROVE | CA | 95624 | OWNER-OCC | SFR | 360 | 84.21 | 84.21 |
| 5026703 | 0074182833 | PATRICIA G LOW | 340 W 17TH AVE | EUGENE | OR | 97401 | OWNER-OCC | SFR | 360 | 74.08 | 74.08 |
| 5029293 | 0074182874 | NIMA DASHTIZADEH | 6481 KANAN DUME ROAD #48 | MALIBU | CA | 90265 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 |
| 5029335 | 0074182916 | ANNETTE R JOHNSON | 705 PAMELY AVENUE | ELYRIA | OH | 44035 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5029392 | 0074182973 | SHAWNA BLEVINS | ROUTE 2 BOX 1978 | AURORA | MO | 65605 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5029418 | 0074182999 | RAYFORD J GORDON | 5202 27TH AVENUE SOUTH | GULFPORT | FL | 33707 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5029442 | 0074183021 | DEBORAH WARNER | 6318 HORESTON ST | SHAWNEE | KS | 66218 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5029533 | 0074183112 | WIDAD FAKHOURI | 22908 AVE SAN LUIS | WOODLAND HILLS | CA | 91364 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5029541 | 0074183120 | GAYLE C JONAS | 1110 S SUNNYSLOPE DRIVE | RACINE | WI | 53406 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 |
| 5029566 | 0074183146 | ERMATEEN L MURRY | 704 KING LANE | SELMA | AL | 36701 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5029574 | 0074183153 | TERI MACDONALD | 967 BENTLE BRANCH DRIVE | CEDAR HILL | TX | 75104 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5029640 | 0074183229 | WIDAD FAKHOURI | 22908 AVE SAN LUIS | WOODLAND HILLS | CA | 91364 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5029657 | 0074183237 | YSIDRO R VALVERDE | 107 DOUGLAS STREET | THRALL | TX | 76578 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5029665 | 0074183245 | ANN M SPATHARAKIS | 159 GARDEN CITY DRIVE | CRANSTON | RI | 2920 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5029707 | 0074183288 | WALTER RAMOS | 3208 KILBRENNAN CT | HERNDON | VA | 20171 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5029715 | 0074183294 | VERONICA MEDINA | 1668 E EAGLE | KANKAKEE | IL | 60901 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5029897 | 0074183478 | ERNEST E PERKINS | 136 YOUNGS PRAIRIE ROAD | ELGIN | TX | 78621 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5029947 | 0074183528 | DEBBIE BEDWELL | 143 CRYSTAL COVE ROAD | LEESVILLE | SC | 29070 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 5029962 | 0074183543 | ALFONSO HERRERA | 11227 CROSSDALE AVE | NORWALK | CA | 90650 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5030002 | 0074183583 | ROGER W MCLEOD | 27799 S BIRD ROAD | TRACY | CA | 95304 | OWNER-OCC | MANUMOBIL | 360 | 57.50 | 57.50 |
| 5030036 | 0074183617 | KENNETH R STONE | 184 CLERMONT LAKES DR | LEXINGTON | SC | 29073 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5030051 | 0074183625 | WALTER P FILKORN | 6466 PATCHIN RD | BOSTON | NY | 14025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030093 | 0074183666 | VIRGINIA H LANCASTER | 3417 E CORTEZ STREET | WEST COVINA | CA | 91791 | OWNER-OCC | SFR | 360 | 80.97 | 80.97 |
| 5030127 | 0074183690 | DAVID R PARDUE | 8614 FAIRLAWN DRIVE | SUMMERFIELD | NC | 27358 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030143 | 0074183716 | MILDRED J LOCKHART | 9711 S DOBSON AVE | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5030192 | 0074183765 | HAROLD LACY | 3118 VIMY RIDGE | NORFOLK | VA | 23509 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 5030200 | 0074183773 | CARMEN K WAREN | 1607 LILAC LANE | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5030226 | 0074183799 | LEONOR ORNELA | 234 W CENTURY BLVD | LOS ANGELES | CA | 90003 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5030258 | 0074183823 | RICHARD MCKINLEY | 809 E JASPER DR | KILLEEN | TX | 76542 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030276 | 0074183849 | MAX E COOK | 15871 SW GRACE PEACOCK ROAD | BLOUNTSTOWN | FL | 32424 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 5030291 | 0074183864 | JAMES A FEDOR | 78335 BIRCHCREST CIRCLE | LA QUINTA | CA | 92253 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5030317 | 0074183880 | BETTY C KETTNER | 1118 W POCO LANE | CHINO VALLEY | AZ | 86323 | OWNER-OCC | MANUMOBIL | 360 | 69.45 | 69.45 |
| 5030325 | 0074183898 | CORTEZ D GUEST | 1510 BURGIN AVENUE | BIRMINGHAM | AL | 35208 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5030333 | 0074183906 | HAROLD LACY | 918 JOYCE ST | NORFOLK | VA | 23523 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 5030341 | 0074183914 | LUIS A CHUPINA | 6300 HOOPER AVENUE | LOS ANGELES | CA | 90001 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5030390 | 0074183963 | GABY A BARROWS | 4322 MILLERS CREEK COURT | RICHMOND | TX | 77469 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5030416 | 0074183989 | JOSE REYES | 28 BRYAN AVENUE | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 89.49 | 89.49 |
| 5030424 | 0074183997 | CONSTANCE L BELL | 238 LUPE AVENUE | NEWBURY PARK | CA | 91320 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030465 | 0074184037 | KRISTINE L ADAMS | 1 SWIFT COURT | NEWPORT BEACH | CA | 92663 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 5030549 | 0074184110 | ALFONSO TRUJILLO | 378 N FICKETT ST | LOS ANGELES | CA | 90033 | OWNER-OCC | SFR | 360 | 73.43 | 73.43 |
| 5030556 | 0074184128 | HAROLD LACY | 2509 LAFAYETTE BLVD | NORFOLK | VA | 23509 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 5030606 | 0074184177 | ARTURO BARRAGAN-ROJAS | 1105 WOOD COURT | OAKLAND | CA | 94607 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 |
| 5030697 | 0074184268 | EDWARD J COX | 1734 CAPE COURT | WALNUT CREEK | CA | 94598 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030770 | 0074184342 | MELINDA G LANDWEHR | 22004 39TH AVE WEST | MOUNTLAKE TERRACE | WA | 98043 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5030796 | 0074184367 | WILLIAM D WILKINSON | 601 BUCKSKIN PASS | DRIFTWOOD | TX | 78619 | OWNER-OCC | MANUMOBIL | 360 | 68.00 | 68.00 |
| 5030820 | 0074184391 | MICHAEL A MACKLEY | 3509 E D STREET | TACOMA | WA | 98404 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5030838 | 0074184409 | WILLIAM E BRANNAN | 15 DANIEL DR | EUGENE | OR | 97401 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5030887 | 0074184458 | ROBERT STARRETT | 5321 SAGERS BOULEVARD | THE COLONY | TX | 75056 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030960 | 0074184516 | IRA THOMAS JR | 11811 128TH STREET COURT E | PUYALLUP | WA | 98374 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5030978 | 0074184524 | DEIDRE A GILFORD | 901 EAST 84TH STREET | TACOMA | WA | 98409 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5030994 | 0074184540 | DAVID E RIEKEN | 7318 188TH ST COURT E | PUYALLUP | WA | 98375 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5031000 | 0074184557 | ROBERTO P CRUZ | 3613 PLEASANT VISTA | SAN JOSE | CA | 95148 | NON OWNER | SFR | 360 | 61.60 | 61.60 |
| 5031042 | 0074184589 | MAYBELLE R COMPUESTO | 5708 MUSKINGHAM WAY | SACRAMENTO | CA | 95823 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5031083 | 0074184631 | CLEON CHAMBERS | 5716 YARBOROUGH DRIVE | RIVERSIDE | CA | 92505 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5031091 | 0074184649 | YAEL TENNIEN | 8180 MANITOBA ST# 325 | LOS ANGELES | CA | 90293 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 5031109 | 0074184656 | KESNEL DELVA | 13855 NE 10 AVE UNIT 303 | MIAMI | FL | 33161 | NON OWNER | CONDO | 360 | 70.00 | 70.00 |
| 5031117 | 0074184664 | DARNELL HARMON | 3228 W WARREN BLVD | CHICAGO | IL | 60624 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 |
| 5031133 | 0074184672 | WILLIAM J SENGEL | 76 SOUTH RD | PARSONSFIELD | ME | 4047 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5031158 | 0074184698 | JAMES F ANDERSON JR | 11604 TEDFORD STREET | AUSTIN | TX | 78753 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5031372 | 0074184862 | ARMANDO L MELENDEZ | 631 BERTRAND DRIVE | LYNDEN | WA | 98264 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5031358 | 0074184888 | REED MITCHELL | 28010 EE 28 ROAD | NATURITA | CO | 81422 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5031384 | 0074184904 | LORETTA WILBERT | 15727 468TH AVE SE | NORTH BEND | WA | 98045 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5031380 | 0074184920 | MINH C HUA | 12202 PAMELA SUE CT | STAFFORD | TX | 77477 | OWNER-OCC | PUD | 180 | 80.00 | 80.00 |
| 5031455 | 0074184995 | ALOUWIN B THOMAS | 425 ELK STREET | ALBANY | NY | 12203 | OWNER-OCC | 2-4 UNITS | 360 | 90.00 | 90.00 |
| 5031505 | 0074185034 | DANIEL WEED | 7727 183RD AVENUE E | BONNEY LAKE | WA | 98390 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5031588 | 0074185091 | LISA KIM | 1097 NURSERY LANE | CONCORD | CA | 94520 | OWNER-OCC | SFR | 360 | 79.47 | 79.47 |
| 5031612 | 0074185125 | DIANA CHILDERS | 4815 MOORESVILLE RD | KANNAPOLIS | NC | 28081 | OWNER-OCC | SFR | 360 | 64.00 | 64.00 |
| 5031638 | 0074185141 | JEFFREY K STEVENS | 9818 CHARTER OAKS DRIVE | CASTRO VALLEY | CA | 94552 | OWNER-OCC | PUD | 360 | 89.55 | 89.55 |
| 5031703 | 0074185216 | CLIFTON D OKMAN | 1120 VILLAGE ROAD 202 | AVON | CO | 81620 | NON OWNER | CONDO | 360 | 68.17 | 68.17 |
| 5031711 | 0074185224 | JEFFREY W WEISGERBER | 7212 HARBOUR VIEW DRIVE | KILL DEVIL HILLS | NC | 27948 | OWNER-OCC | PUD | 360 | 65.00 | 65.00 |
| 5031737 | 0074185240 | EMMA L CARGLE | 372 TAFT STREET | GARY | IN | 46404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |

| LOAN NUMBER | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 927,853,520.25 ORIG LOAN AMOUNT | 926,895,587.98 PRINCIPAL BALANCE | 926,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5028089 | 8.30 | 02/01/03 | 01/01/33 | 1,117.09 | 148,000.00 | 147,812.51 | 147,717.70 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | |
| 5028097 | 10.95 | 03/01/03 | 02/01/33 | 765.86 | 80,750.00 | 80,720.88 | 80,691.60 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 |
| 5028147 | 10.75 | 03/01/03 | 02/01/23 | 284.27 | 28,000.00 | 27,966.56 | 27,932.82 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5028261 | 11.90 | 03/01/03 | 02/01/33 | 481.88 | 47,200.00 | 47,172.24 | 47,172.24 | ARM | 5.990 | 17.900 | 11.900 | 1 | 1 | 02/01/05 |
| 5028311 | 9.70 | 03/01/03 | 02/01/33 | 712.62 | 83,300.00 | 83,138.30 | 83,138.30 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 |
| 5028337 | 9.80 | 03/01/03 | 02/01/33 | 997.43 | 115,600.00 | 115,546.64 | 115,492.84 | FXD | 0.000 | 9.800 | 0.000 | 0 | 0 | |
| 5028345 | 8.05 | 03/01/03 | 02/01/33 | 908.30 | 123,200.00 | 123,118.17 | 123,035.79 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 |
| 5028352 | 9.75 | 03/01/03 | 02/01/18 | 326.29 | 30,800.00 | 30,723.96 | 30,647.30 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5028378 | 10.70 | 03/01/03 | 02/01/33 | 829.76 | 89,250.00 | 89,215.81 | 89,181.54 | FXD | 0.000 | 10.700 | 0.000 | 0 | 0 | |
| 5028402 | 7.25 | 03/01/03 | 02/01/33 | 1,173.35 | 172,000.00 | 171,865.82 | 171,730.83 | FXD | 0.000 | 7.250 | 0.000 | 0 | 0 | |
| 5028410 | 12.35 | 03/01/03 | 02/01/33 | 935.29 | 88,600.00 | [illegible] | [illegible] | ARM | 6.750 | 18.350 | 12.350 | 1 | 1 | 02/01/05 |
| 5028451 | 8.35 | 03/01/03 | 02/01/33 | 1,763.07 | 232,500.00 | 232,354.74 | 232,208.47 | ARM | 5.750 | 14.350 | 8.350 | 1 | 1 | 02/01/05 |
| 5028485 | 10.95 | 03/01/03 | 02/01/33 | 870.77 | 91,800.00 | 91,733.51 | 91,733.51 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 |
| 5028493 | 10.20 | 03/01/03 | 02/01/33 | 727.30 | 81,500.00 | 81,465.45 | 81,430.61 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 |
| 5028501 | 5.63 | 03/01/03 | 02/01/33 | 2,806.32 | 487,500.00 | [illegible] | 486,459.23 | ARM | 4.990 | 11.625 | 5.625 | 1 | 1 | 02/01/05 |
| 5028592 | 9.25 | 02/01/03 | 01/01/33 | 894.75 | 108,760.00 | 108,588.57 | 108,529.52 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 01/01/05 |
| 5028618 | 11.75 | 02/01/03 | 01/01/23 | 234.09 | 21,600.00 | 21,554.60 | 21,531.57 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5028642 | 7.90 | 02/01/03 | 01/01/33 | 2,059.38 | 283,348.00 | 282,956.68 | 282,760.10 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | |
| 5028667 | 9.99 | 04/01/03 | 03/01/23 | 852.75 | 88,800.00 | 88,800.00 | 88,688.77 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | |
| 5028683 | 11.30 | 03/01/03 | 02/01/33 | 4,219.46 | 432,000.00 | 431,853.54 | 431,703.76 | ARM | 6.150 | 17.300 | 11.300 | 1 | 1 | 02/01/05 |
| 5028774 | 8.99 | 02/01/03 | 01/01/33 | 2,053.88 | 255,000.00 | 254,609.81 | 254,412.67 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 01/01/05 |
| 5028782 | 6.99 | 03/01/03 | 02/01/33 | 1,864.30 | 280,500.00 | 280,269.81 | 280,037.88 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 02/01/05 |
| 5028790 | 8.75 | 02/01/03 | 01/01/33 | 2,183.10 | 277,500.00 | 277,017.51 | 277,017.51 | ARM | 5.750 | 14.750 | 8.750 | 3 | 1 | 01/01/06 |
| 5028840 | 9.50 | 02/01/03 | 01/01/18 | 213.75 | 20,471.00 | 20,317.43 | 20,265.03 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | |
| 5028865 | 10.99 | 02/01/03 | 01/01/23 | 424.99 | 41,200.00 | 41,055.60 | 41,055.69 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 5028980 | 11.75 | 03/01/03 | 02/01/23 | 679.30 | 62,690.00 | 62,624.48 | 62,558.28 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5028998 | 9.99 | 02/01/03 | 01/01/23 | 308.60 | 32,000.00 | 31,915.75 | 31,872.34 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | |
| 5029004 | 6.95 | 02/01/03 | 01/01/33 | 3,038.35 | 459,000.00 | 458,237.85 | 457,853.40 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 01/01/05 |
| 5029079 | 9.55 | 03/01/03 | 02/01/33 | 1,748.13 | 207,000.00 | 206,899.24 | 206,797.68 | ARM | 5.750 | 15.550 | 9.550 | 1 | 1 | 02/01/05 |
| 5029103 | 7.00 | 02/01/03 | 01/01/33 | 3,106.87 | 467,000.00 | 466,232.16 | 465,844.88 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 01/01/05 |
| 5029178 | 11.50 | 03/01/03 | 02/01/18 | 665.87 | 57,000.00 | 56,759.61 | 56,637.69 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | |
| 5029236 | 9.75 | 03/01/03 | 02/01/23 | 331.99 | 35,000.00 | 34,904.39 | 34,904.39 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5024641 | 5.75 | 02/01/03 | 01/01/33 | 1,890.78 | 324,000.00 | 323,321.82 | 322,980.29 | ARM | 4.250 | 11.750 | 5.750 | 1 | 1 | 01/01/05 |
| 5025598 | 6.65 | 03/01/03 | 02/01/33 | 1,909.85 | 297,500.00 | 297,230.80 | 296,978.15 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 02/01/05 |
| 5025747 | 6.88 | 03/01/03 | 02/01/33 | 903.94 | 137,600.00 | 137,484.39 | 137,368.12 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | |
| 5025980 | 8.75 | 03/01/03 | 02/01/33 | 2,108.38 | 268,000.00 | 267,850.40 | 267,690.48 | ARM | 6.990 | 14.750 | 8.750 | 1 | 1 | 02/01/05 |
| 5026348 | 6.88 | 02/01/03 | 01/01/33 | 2,627.72 | 400,000.00 | 399,325.97 | 398,988.00 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | |
| 5026703 | 9.15 | 03/01/03 | 02/01/33 | 1,020.93 | 125,200.00 | 125,133.72 | 125,066.93 | ARM | 5.750 | 15.150 | 9.150 | 1 | 1 | 02/01/05 |
| 5029293 | 7.55 | 03/01/03 | 02/01/33 | 1,631.84 | 232,200.00 | 232,029.39 | 231,857.70 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | |
| 5029335 | 10.75 | 03/01/03 | 02/01/33 | 433.14 | 46,400.00 | 46,381.67 | 46,364.03 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 |
| 5029392 | 9.00 | 04/01/03 | 03/01/33 | 499.27 | 62,050.00 | 62,015.38 | 62,015.38 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 |
| 5029418 | 9.35 | 04/01/03 | 03/01/33 | 1,000.90 | 120,600.00 | 120,538.78 | 120,538.78 | FXD | 0.000 | 9.350 | 0.000 | 0 | 0 | |
| 5029442 | 9.70 | 03/01/03 | 02/01/33 | 1,924.85 | 225,000.00 | 224,893.90 | 224,786.94 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 |
| 5029533 | 5.85 | 02/01/03 | 01/01/33 | 2,100.19 | 356,000.00 | 355,268.84 | 354,900.59 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 01/01/05 |
| 5029541 | 10.05 | 03/01/03 | 02/01/33 | 1,070.75 | 121,500.00 | 121,446.81 | 121,393.18 | ARM | 6.750 | 16.050 | 10.050 | 1 | 1 | 02/01/05 |
| 5029566 | 9.30 | 03/01/03 | 02/01/33 | 435.63 | 52,720.00 | 52,665.66 | 52,665.68 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 02/01/05 |
| 5029574 | 7.50 | 03/01/03 | 02/01/33 | 3,801.98 | 543,750.00 | 543,348.46 | 542,940.40 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | |
| 5029640 | 10.75 | 02/01/03 | 01/01/23 | 903.86 | 89,000.00 | 88,788.51 | 88,678.33 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5029657 | 11.45 | 04/01/03 | 03/01/33 | 384.73 | 39,000.00 | 39,000.00 | 38,987.40 | ARM | 6.750 | 17.450 | 11.450 | 1 | 1 | 03/01/05 |
| 5029665 | 9.93 | 03/01/03 | 02/01/33 | 1,876.54 | 215,100.00 | 215,003.41 | 214,906.07 | ARM | 5.750 | 15.930 | 9.930 | 1 | 1 | 02/01/05 |
| 5029707 | 10.40 | 02/01/03 | 01/01/33 | 2,917.79 | 321,600.00 | 321,337.70 | 321,204.84 | ARM | 5.990 | 16.400 | 10.400 | 1 | 1 | 01/01/05 |
| 5029715 | 12.10 | 02/01/03 | 01/01/33 | 358.50 | 34,400.00 | 34,380.37 | 34,370.61 | FXD | 0.000 | 12.100 | 0.000 | 0 | 0 | |
| 5029897 | 9.10 | 03/01/03 | 02/01/33 | 1,409.34 | 173,600.00 | 173,413.65 | 173,413.55 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 02/01/05 |
| 5029947 | 10.60 | 03/01/03 | 02/01/33 | 700.90 | 76,000.00 | 75,940.40 | 75,840.80 | FXD | 0.000 | 10.600 | 0.000 | 0 | 0 | |
| 5029962 | 11.25 | 02/01/03 | 01/01/23 | 514.14 | 49,000.00 | 48,834.16 | 48,834.16 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | |
| 5030002 | 7.45 | 02/01/03 | 01/01/33 | 1,461.17 | 210,000.00 | 209,842.58 | 209,524.80 | ARM | 5.750 | 13.450 | 7.450 | 1 | 1 | 01/01/05 |
| 5030036 | 12.40 | 04/01/03 | 03/01/33 | 523.40 | 49,400.00 | 49,387.07 | 49,387.07 | FXD | 0.000 | 12.400 | 0.000 | 0 | 0 | |
| 5030051 | 10.75 | 03/01/03 | 02/01/33 | 649.71 | 69,600.00 | 69,573.79 | 69,547.35 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5030093 | 7.85 | 02/01/03 | 01/01/33 | 2,893.34 | 400,000.00 | 399,444.85 | 399,164.55 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 | |
| 5030127 | 10.85 | 02/01/03 | 01/01/33 | 790.45 | 84,000.00 | 83,937.82 | 83,906.31 | ARM | 6.750 | 16.850 | 10.850 | 1 | 1 | 01/01/05 |
| 5030143 | 10.20 | 03/01/03 | 02/01/33 | 864.73 | 96,900.00 | 96,858.92 | 96,817.49 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 |
| 5030192 | 8.30 | 03/01/03 | 02/01/33 | 380.42 | 50,400.00 | 50,368.18 | 50,336.14 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | |
| 5030200 | 8.95 | 04/01/03 | 03/01/33 | 1,804.32 | 225,250.00 | 225,125.67 | 225,125.67 | ARM | 6.990 | 14.950 | 8.950 | 1 | 1 | 08/01/03 |
| 5030226 | 10.99 | 03/01/03 | 02/01/23 | 292.95 | 28,400.00 | 28,367.15 | 28,334.00 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 5030258 | 11.55 | 02/01/03 | 01/01/33 | 1,136.47 | 114,320.00 | 114,247.37 | 114,210.53 | ARM | 6.750 | 17.550 | 11.550 | 3 | 1 | 01/01/08 |
| 5030276 | 9.10 | 03/01/03 | 02/01/33 | 467.62 | 57,600.00 | 57,535.73 | 57,535.73 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 02/01/05 |
| 5030291 | 8.75 | 02/01/03 | 01/01/33 | 2,173.26 | 276,250.00 | 275,930.98 | 275,769.70 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 01/01/05 |
| 5030317 | 11.65 | 03/01/03 | 02/01/33 | 690.54 | 68,900.00 | 68,868.51 | 68,840.72 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 | 02/01/05 |
| 5030325 | 9.35 | 03/01/03 | 02/01/33 | 479.71 | 57,800.00 | 57,770.65 | 57,741.07 | ARM | 6.990 | 15.350 | 9.350 | 1 | 1 | 02/01/05 |
| 5030333 | 8.30 | 03/01/03 | 02/01/33 | 348.72 | 46,200.00 | 46,170.83 | 46,141.48 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | |
| 5030341 | 11.75 | 02/01/03 | 01/01/23 | 357.63 | 33,000.00 | 32,930.68 | 32,895.40 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5030390 | 10.75 | 02/01/03 | 01/01/23 | 654.47 | 64,465.00 | 64,310.37 | 64,232.01 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5030416 | 7.45 | 03/01/03 | 02/01/33 | 1,600.33 | 230,000.00 | 229,654.11 | 229,654.11 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 02/01/05 |
| 5030424 | 6.60 | 02/01/03 | 01/01/33 | 2,105.02 | 328,600.00 | 328,013.65 | 327,718.81 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | |
| 5030465 | 11.75 | 02/01/03 | 01/01/23 | 856.13 | 79,000.00 | 78,834.01 | 78,749.80 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5030549 | 8.90 | 03/01/03 | 02/01/33 | 1,024.71 | 128,500.00 | 128,358.13 | 128,358.13 | FXD | 0.000 | 8.900 | 0.000 | 0 | 0 | |
| 5030556 | 8.30 | 03/01/03 | 02/01/33 | 332.86 | 44,100.00 | 44,072.17 | 44,044.14 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | |
| 5030606 | 7.50 | 02/01/03 | 01/01/33 | 2,076.67 | 297,000.00 | 296,557.78 | 296,334.80 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 01/01/05 |
| 5030697 | 5.75 | 02/01/03 | 01/01/33 | 2,661.10 | 456,000.00 | 454,564.65 | 454,564.65 | ARM | 4.250 | 11.750 | 5.750 | 1 | 1 | 01/01/05 |
| 5030770 | 10.75 | 03/01/03 | 02/01/23 | 449.75 | 44,300.00 | 44,247.10 | 44,193.73 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5030796 | 11.05 | 03/01/03 | 02/01/33 | 520.13 | 54,400.00 | 54,358.96 | 54,356.58 | ARM | 5.990 | 17.050 | 11.050 | 1 | 1 | 02/01/05 |
| 5030820 | 10.75 | 02/01/03 | 01/01/23 | 178.89 | 17,620.00 | 17,577.73 | 17,556.31 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5030838 | 6.25 | 03/01/03 | 02/01/33 | 1,277.00 | 207,400.00 | 207,203.21 | 207,005.38 | ARM | 4.250 | 12.250 | 6.250 | 1 | 1 | 02/01/05 |
| 5030887 | 6.99 | 02/01/03 | 01/01/33 | 611.47 | 92,000.00 | 91,848.42 | 91,771.97 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 01/01/05 |
| 5030960 | 9.99 | 02/01/03 | 01/01/23 | 442.51 | 45,980.00 | 45,808.55 | 45,606.55 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | |
| 5030978 | 11.45 | 03/01/03 | 02/01/33 | 1,072.90 | 108,720.00 | 108,684.87 | 108,649.40 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 |
| 5030994 | 9.70 | 02/01/03 | 01/01/33 | 1,657.93 | 193,800.00 | 193,618.50 | 193,523.64 | ARM | 6.250 | 15.700 | 9.700 | 1 | 1 | 01/01/05 |
| 5031000 | 5.85 | 03/01/03 | 02/01/33 | 2,725.53 | 462,000.00 | 461,051.13 | 461,051.13 | ARM | 4.990 | 11.850 | 5.850 | 3 | 1 | 02/01/06 |
| 5031042 | 9.75 | 02/01/03 | 01/01/23 | 578.51 | 60,990.00 | 60,823.39 | 60,739.07 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5031083 | 9.70 | 02/01/03 | 01/01/33 | 1,450.91 | 169,600.00 | 169,520.02 | 169,358.12 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 01/01/05 |
| 5031091 | 10.75 | 02/01/03 | 01/01/23 | 781.73 | 77,000.00 | 76,815.30 | 76,721.71 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5031109 | 10.60 | 03/01/03 | 02/01/33 | 277.59 | 30,100.00 | 30,088.29 | 30,076.48 | ARM | 5.750 | 16.600 | 10.600 | 1 | 1 | 02/01/05 |
| 5031117 | 7.60 | 03/01/03 | 02/01/33 | 1,101.41 | 153,000.00 | 152,857.15 | 152,749.31 | ARM | 5.990 | 13.600 | 7.600 | 1 | 1 | 02/01/05 |
| 5031133 | 9.80 | 03/01/03 | 02/01/33 | 1,197.18 | 138,750.00 | 138,493.00 | 138,493.08 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 |
| 5031158 | 8.85 | 03/01/03 | 02/01/33 | 920.87 | 116,000.00 | 115,868.78 | 115,868.78 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | |
| 5031372 | 11.99 | 03/01/03 | 02/01/23 | 349.93 | 31,800.00 | 31,767.74 | 31,735.22 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 5031358 | 6.55 | 02/01/03 | 01/01/33 | 2,795.59 | 440,000.00 | 438,210.91 | 438,811.77 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 01/01/05 |
| 5031384 | 8.38 | 02/01/03 | 01/01/33 | [illegible] | 450,000.00 | 449,164.19 | 448,742.85 | FXD | 0.000 | 8.375 | 0.000 | 0 | 0 | |
| 5031380 | 6.60 | 03/01/03 | 02/01/18 | 2,349.33 | 268,000.00 | [illegible] | [illegible] | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | |
| 5031455 | 12.25 | 03/01/03 | 02/01/33 | 405.54 | 38,700.00 | 38,689.08 | 38,678.47 | FXD | 0.000 | 12.250 | 0.000 | 0 | 0 | |
| 5031505 | 9.15 | 02/01/03 | 01/01/33 | 1,504.49 | 184,500.00 | 184,303.90 | 184,204.73 | ARM | 5.750 | 15.150 | 9.150 | 1 | 1 | 01/01/05 |
| 5031588 | 6.90 | 03/01/03 | 02/01/33 | 2,379.53 | 361,300.00 | 360,997.85 | 360,694.16 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 02/01/05 |
| 5031612 | 6.50 | 03/01/03 | 02/01/33 | 701.65 | 111,040.00 | 110,939.62 | 110,838.69 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | |
| 5031638 | 8.99 | 04/01/03 | 03/01/33 | 4,823.42 | 600,000.00 | 600,000.00 | 599,671.58 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 03/01/05 |
| 5031703 | 6.50 | 03/01/03 | 02/01/33 | 2,237.63 | 354,000.00 | 353,317.50 | 352,983.77 | ARM | 4.990 | 12.500 | 6.500 | 3 | 1 | 02/01/08 |
| 5031711 | 12.25 | 03/01/03 | 02/01/33 | 1,191.99 | 113,750.00 | 113,719.21 | 113,685.10 | FXD | 0.000 | 12.250 | 0.000 | 0 | 0 | |
| 5031737 | 12.10 | 03/01/03 | 02/01/33 | 422.82 | 40,800.00 | 40,788.58 | 40,777.04 | FXD | 0.000 | 12.100 | 0.000 | 0 | 0 | |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5028089 | REFI-CASHOUT | 8.300 | Stated | A | 642 | 185,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5028097 | REFI-CASHOUT | 10.950 | Full | B- | 556 | 98,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028147 | PURCHASE | 10.750 | Stated | A | 718 | 140,000.00 | 140000 | 2 | 1/15/2003 | 238 | 03/01/03 | Group I | | | N |
| 5028261 | REFI-CASHOUT | 11.900 | Full | B | 478 | 59,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5028311 | REFI-CASHOUT | 9.700 | Full | B | 500 | 98,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5028337 | REFI-CASHOUT | 9.800 | Full | B- | 578 | 144,500.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 5028345 | PURCHASE | 8.050 | Full | B | 672 | 154,000.00 | 154,000.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028352 | PURCHASE | 9.750 | Full | B | 672 | 154,000.00 | 154,000.00 | 2 | 1/13/2003 | 178 | 03/01/03 | Group I | | | N |
| 5028378 | REFI-CASHOUT | 10.700 | Full | A- | 484 | 105,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 5028402 | REFI-CASHOUT | 7.250 | Stated | A | 642 | 218,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5028410 | REFI-NO CASHOUT | 12.350 | Full | D | 518 | 149,000.00 | 0 | 1 | 1/24/2003 | 358 | 06/01/03 | Group II | LIBOR | 6 | N |
| 5028451 | REFI-CASHOUT | 8.350 | Stated | B | 578 | 310,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028485 | REFI-CASHOUT | 10.950 | Full | B- | 496 | 108,000.00 | 0 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5028493 | REFI-NO CASHOUT | 10.200 | Full | A- | 502 | 96,500.00 | 0 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028501 | REFI-NO CASHOUT | 5.625 | Stated | A | 649 | 650,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 05/01/03 | Group II | LIBOR | 6 | N |
| 5028592 | REFI-CASHOUT | 9.250 | Full | B | 511 | 140,000.00 | 0 | 1 | 12/30/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5028618 | PURCHASE | 11.750 | Stated | A | 651 | 108,000.00 | 108,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5028642 | REFI-CASHOUT | 7.900 | Stated | A | 638 | 382,900.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5028667 | PURCHASE | 9.990 | Full | A | 674 | 535,000.00 | 496000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5028683 | REFI-CASHOUT | 11.300 | Full | B- | 453 | 540,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028774 | PURCHASE | 8.990 | Full | A- | 509 | 397,000.00 | 395000 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028782 | REFI-CASHOUT | 6.990 | Stated | A | 611 | 330,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5028790 | REFI-CASHOUT | 8.750 | Full | A- | 492 | 377,000.00 | 0 | 1 | 1/10/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5028840 | PURCHASE | 9.500 | Full | A | 733 | 105,000.00 | 102,100.00 | 2 | 1/3/2003 | 177 | 03/01/03 | Group II | | | N |
| 5028865 | PURCHASE | 10.990 | Stated | A | 646 | 206,000.00 | 206,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5028980 | PURCHASE | 11.750 | Stated | A | 650 | 375,000.00 | 313,463.00 | 2 | 1/8/2003 | 238 | 03/01/03 | Group I | | | N |
| 5028998 | PURCHASE | 9.990 | Full | A | 671 | 160,000.00 | 160000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5029004 | REFI-CASHOUT | 6.950 | Full | A | 824 | 510,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029079 | REFI-CASHOUT | 9.550 | Full | A- | 494 | 230,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029103 | REFI-CASHOUT | 7.000 | Stated | A- | 614 | 750,000.00 | 0 | 1 | 12/30/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029178 | PURCHASE | 11.500 | Full | A | 852 | 304,000.00 | 285000 | 2 | 1/22/2003 | 178 | 03/01/03 | Group II | | | N |
| 5029236 | PURCHASE | 9.750 | Full | A | 745 | 175,000.00 | 175000 | 2 | 1/15/2003 | 238 | 04/01/03 | Group II | | | N |
| 5024641 | PURCHASE | 5.750 | Stated | AA | 712 | 405,000.00 | 405000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025598 | REFI-CASHOUT | 6.650 | Stated | AA | 678 | 350,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5025747 | PURCHASE | 6.875 | Stated | AA | 678 | 172,000.00 | 172,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group I | | | N |
| 5025980 | PURCHASE | 8.750 | Full | B | 606 | 340,000.00 | 335000 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5026348 | REFI-CASHOUT | 6.875 | Full | AA | 785 | 475,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | | | N |
| 5026703 | REFI-CASHOUT | 9.150 | Full | B | 532 | 169,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029293 | REFI-CASHOUT | 7.550 | Stated | AA | 634 | 258,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | | | N |
| 5029335 | REFI-NO CASHOUT | 10.750 | Full | B- | 507 | 58,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029392 | REFI-CASHOUT | 9.000 | Full | A- | 510 | 73,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5029418 | REFI-CASHOUT | 9.350 | Full | A- | 509 | 134,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group I | | | N |
| 5029442 | REFI-NO CASHOUT | 9.700 | Full | A- | 607 | 250,000.00 | 0.00 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029533 | PURCHASE | 5.850 | Stated | A | 721 | 445,000.00 | 445000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029541 | REFI-CASHOUT | 10.050 | Full | A- | 490 | 135,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029566 | REFI-CASHOUT | 9.300 | Full | B | 545 | 65,900.00 | 0 | 1 | 1/6/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5029574 | REFI-CASHOUT | 7.500 | Stated | A | 687 | 725,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group I | | | N |
| 5029640 | PURCHASE | 10.750 | Full | A | 721 | 445,000.00 | 445000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5029657 | REFI-CASHOUT | 11.450 | Full | C | 596 | 52,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029665 | REFI-NO CASHOUT | 9.930 | Full | A- | 479 | 239,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029707 | REFI-CASHOUT | 10.400 | Stated | B | 602 | 402,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5029715 | PURCHASE | 12.100 | Full | C | 656 | 43,000.00 | 43,000.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group I | | | N |
| 5029897 | REFI-CASHOUT | 9.100 | Stated | A- | 698 | 217,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5029947 | REFI-CASHOUT | 10.600 | Full | B | 538 | 95,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group I | | | N |
| 5029962 | PURCHASE | 11.250 | Full | A | 621 | 245,000.00 | 245,000.00 | 2 | 1/3/2003 | 237 | 04/01/03 | Group I | | | N |
| 5030002 | REFI-CASHOUT | 7.450 | Full | A- | 495 | 400,000.00 | 0 | 1 | 1/3/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5030036 | REFI-NO CASHOUT | 12.400 | Full | D | 535 | 76,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | | | N |
| 5030051 | REFI-CASHOUT | 10.750 | Stated | A- | 601 | 87,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 5030093 | REFI-CASHOUT | 7.850 | Full | A- | 693 | 494,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | | | N |
| 5030127 | REFI-NO CASHOUT | 10.850 | Full | C | 549 | 105,000.00 | 0 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030143 | REFI-CASHOUT | 10.200 | Full | B | 498 | 114,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030192 | REFI-CASHOUT | 8.300 | Stated | A- | 701 | 72,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group I | | | N |
| 5030200 | REFI-NO CASHOUT | 8.950 | Full | B | 499 | 265,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5030226 | PURCHASE | 10.990 | Stated | A | 671 | 145,000.00 | 142,000.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5030258 | PURCHASE | 11.550 | Full | C | 653 | 143,000.00 | 142900 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030276 | REFI-CASHOUT | 9.100 | Full | B- | 526 | 72,000.00 | 0 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5030291 | REFI-NO CASHOUT | 8.750 | Limited | A- | 531 | 325,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030317 | REFI-NO CASHOUT | 11.650 | Full | C | 508 | 178,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030325 | PURCHASE | 9.350 | Full | B | 539 | 71,000.00 | 68000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030333 | REFI-CASHOUT | 8.300 | Stated | A- | 701 | 66,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group I | | | N |
| 5030341 | PURCHASE | 11.750 | Stated | A | 648 | 165,000.00 | 165,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 5030390 | PURCHASE | 10.750 | Full | A | 643 | 322,500.00 | 322,320.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group II | | | N |
| 5030416 | REFI-CASHOUT | 7.450 | Full | A | 628 | 257,000.00 | 0 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5030424 | PURCHASE | 6.600 | Stated | A | 707 | 412,000.00 | 412,000.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | | | N |
| 5030465 | PURCHASE | 11.750 | Stated | A | 631 | 395,000.00 | 395,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 5030549 | REFI-CASHOUT | 8.900 | Stated | B | 615 | 175,000.00 | 0.00 | 1 | 2/10/2003 | 358 | 04/01/03 | Group I | | | N |
| 5030556 | REFI-CASHOUT | 8.300 | Stated | A- | 701 | 63,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 5030606 | PURCHASE | 7.500 | Full | A | 617 | 330,000.00 | 330,000.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030697 | REFI-CASHOUT | 5.750 | Full | A | 687 | 570,000.00 | 0 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5030770 | PURCHASE | 10.750 | Stated | A | 695 | 222,000.00 | 221,500.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5030796 | REFI-CASHOUT | 11.050 | Full | B | 517 | 80,000.00 | 0 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5030820 | PURCHASE | 10.750 | Stated | A | 748 | 95,000.00 | 88100 | 2 | 1/9/2003 | 237 | 03/01/03 | Group I | | | N |
| 5030838 | REFI-CASHOUT | 6.250 | Stated | AA | 653 | 244,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030887 | REFI-CASHOUT | 6.990 | Stated | A | 648 | 115,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030960 | PURCHASE | 9.990 | Full | A | 668 | 230,500.00 | 229950 | 2 | 1/7/2003 | 237 | 04/01/03 | Group I | | | N |
| 5030978 | PURCHASE | 11.450 | Full | B- | 481 | 136,000.00 | 135900 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5030994 | REFI-CASHOUT | 9.700 | Full | B | 511 | 228,000.00 | 0 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031000 | REFI-CASHOUT | 5.850 | Stated | A | 668 | 750,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5031042 | PURCHASE | 9.750 | Full | A | 727 | 306,000.00 | 304,950.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group II | | | N |
| 5031083 | REFI-CASHOUT | 9.700 | Full | B | 478 | 212,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031091 | PURCHASE | 10.750 | Stated | A | 811 | 385,000.00 | 385,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group II | | | N |
| 5031109 | REFI-CASHOUT | 10.600 | Stated | A- | 509 | 43,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031117 | REFI-CASHOUT | 7.600 | Full | B | 596 | 180,000.00 | 0 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031133 | REFI-CASHOUT | 9.800 | Full | A- | 511 | 185,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5031158 | REFI-CASHOUT | 8.850 | Stated | A | 643 | 145,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | | | N |
| 5031372 | PURCHASE | 11.990 | Full | A | 604 | 159,000.00 | 159,000.00 | 2 | 1/10/2003 | 238 | 03/01/03 | Group II | | | N |
| 5031358 | REFI-CASHOUT | 6.550 | Stated | A | 648 | 550,000.00 | 0 | 1 | 1/6/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031384 | REFI-CASHOUT | 8.375 | Stated | AA | 643 | 600,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | | | N |
| 5031380 | REFI-CASHOUT | 6.600 | Stated | A | 687 | 335,000.00 | 0.00 | 1 | 1/15/2003 | 178 | 08/01/03 | Group II | | | N |
| 5031455 | PURCHASE | 12.250 | Full | A- | 527 | 43,000.00 | 43,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5031505 | PURCHASE | 9.150 | Full | A- | 519 | 205,000.00 | 205000 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031588 | PURCHASE | 6.900 | Stated | A | 600 | 454,650.00 | 454,650.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031612 | REFI-NO CASHOUT | 6.500 | Stated | AA | 663 | 173,500.00 | 0.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group I | | | N |
| 5031638 | REFI-NO CASHOUT | 8.990 | Full | A- | 567 | 670,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031703 | REFI-NO CASHOUT | 6.500 | Stated | A | 665 | 535,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031711 | REFI-CASHOUT | 12.250 | Full | C | 527 | 175,000.00 | 0.00 | 1 | 1/9/2003 | 358 | 03/01/03 | Group I | | | N |
| 5031737 | PURCHASE | 12.100 | Full | B- | 515 | 51,000.00 | 51,000.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,520.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5031828 | 0074185299 | KIMBERLY MORGAN | 16270 CADMIUM COURT | CHINO HILLS | CA | 91709 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 5.60 | 02/01/03 | 01/01/33 | 2,480.02 | 432,000.00 | 431,069.79 | 430,601.43 | ARM |
| 5031836 | 0074185307 | JUANITA WALLACE | 1407 PADGITT AVENUE | DALLAS | TX | 75203 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 406.94 | 50,575.00 | 50,515.51 | 50,515.51 | ARM |
| 5031901 | 0074185364 | JOHN STEPHENS | 3184 W 7550 SOUTH | WEST JORDAN | UT | 84084 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 487.67 | 45,000.00 | 44,905.45 | 44,857.48 | FXD |
| 5031927 | 0074185380 | LEE A CUNNINGHAM | 4318 OLD COOPERTOWN ROAD | SPRINGFIELD | TN | 37172 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 1,992.56 | 238,000.00 | 237,881.39 | 237,782.15 | ARM |
| 5031935 | 0074185398 | KIMBERLY MORGAN | 16270 CADMIUM COURT | CHINO HILLS | CA | 91709 | OWNER-OCC | PUD | 180 | 10.00 | 90.00 | 9.50 | 02/01/03 | 01/01/18 | 563.89 | 54,000.00 | 53,726.14 | 53,587.58 | FXD |
| 5031976 | 0074185430 | CHARLES R FIELDS III | 6811 RYAN GULCH RD #6911 | SILVERTHORNE | CO | 80498 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 918.87 | 116,800.00 | 116,732.80 | 116,665.11 | ARM |
| 5032024 | 0074185471 | RAY CERVANTES JR | 1958 DEWITT COURT | MERCED | CA | 95340 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 379.83 | 39,960.00 | 39,905.65 | 39,850.85 | FXD |
| 5032107 | 0074185554 | ARTURO RUIZ | 14276 HARVEY LANE | RIVERSIDE | CA | 92503 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 509.35 | 47,000.00 | 46,901.24 | 46,851.13 | FXD |
| 5032115 | 0074185562 | RICHARD A CHAMPION | 20 SPYGLASS DRIVE | LITTLETON | CO | 80123 | OWNER-OCC | PUD | 360 | 78.04 | 78.04 | 6.00 | 02/01/03 | 01/01/33 | 2,188.36 | 365,000.00 | 364,271.46 | 363,904.46 | ARM |
| 5032123 | 0074185570 | JOHN BERGILLO | 2 W NORTH 8TH STREET | MONTROSE | CO | 81401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.99 | 03/01/03 | 02/01/33 | 596.75 | 68,000.00 | 67,969.85 | 67,939.45 | ARM |
| 5032172 | 0074185620 | DAVID L SMILER | 7959 W 147TH STREET | APPLE VALLEY | MN | 55124 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 02/01/03 | 01/01/33 | 1,233.94 | 132,720.00 | 132,618.51 | 132,567.09 | ARM |
| 5032230 | 0074185653 | JUAN GARCIA | 8300 CASPIAN DRIVE | AUSTIN | TX | 78749 | OWNER-OCC | SFR | 360 | 79.78 | 79.78 | 8.75 | 03/01/03 | 02/01/33 | 1,054.18 | 134,000.00 | 133,922.90 | 133,845.24 | FXD |
| 5032321 | 0074185745 | JOSEPH E DONALDSON | 2735 CLYBURNE STREET | HUEYTOWN | AL | 35023 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.50 | 03/01/03 | 02/01/33 | 879.12 | 104,550.00 | 104,498.57 | 104,446.73 | FXD |
| 5032420 | 0074185836 | JANICE K BATES | 308 COUNTY ROAD 898 | BUNA | TX | 77612 | OWNER-OCC | SFR | 240 | 60.00 | 60.00 | 9.75 | 03/01/03 | 02/01/23 | 432.53 | 45,600.00 | 45,475.44 | 45,475.44 | FXD |
| 5032446 | 0074185851 | CECILIA SANDOVAL | 1140 NORTH PILGRIM STREET | STOCKTON | CA | 95205 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.00 | 03/01/03 | 02/01/33 | 999.56 | 113,900.00 | 113,849.61 | 113,788.80 | ARM |
| 5032552 | 0074185935 | LUGENIA LAMBRICK | 2850 SPRING CREEK DRIVE | SPRING | TX | 77373 | OWNER-OCC | PUD | 180 | 80.00 | 80.00 | 7.95 | 03/01/03 | 02/01/18 | 2,477.20 | 260,000.00 | 259,245.30 | 258,485.60 | FXD |
| 5032602 | 0074185984 | HAROLD LACY | 2524 LUDLOW ST | NORFOLK | VA | 23504 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.65 | 03/01/03 | 02/01/33 | 398.32 | 56,280.00 | 56,239.47 | 56,198.68 | FXD |
| 5032644 | 0074186024 | SILVIA BARAJAS | 21 ELIOT COURT | CONCORD | CA | 94521 | OWNER-OCC | SFR | 360 | 71.43 | 71.43 | 5.85 | 02/01/03 | 01/01/33 | 2,949.70 | 500,000.00 | 498,973.10 | 498,455.69 | ARM |
| 5032685 | 0074186065 | DEIDRE VONROCK | 1801 GOLDEN GATE AVENUE | SAN FRANCISCO | CA | 94115 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 7.99 | 02/01/03 | 01/01/33 | 4,288.45 | 585,000.00 | 584,210.73 | 583,812.15 | ARM |
| 5032768 | 0074186123 | ROBERT D ROBINSON | 22 BAKER LANE | GOLETA | CA | 93117 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.65 | 03/01/03 | 02/01/33 | 3,851.76 | 600,000.00 | 599,473.21 | 598,943.50 | ARM |
| 5032784 | 0074186149 | JEFF O LOKEY | 10237 NORTH PAGE AVENUE | FRESNO | CA | 93720 | OWNER-OCC | SFR | 360 | 89.89 | 89.89 | 7.55 | 02/01/03 | 01/01/33 | 2,810.57 | 400,000.00 | 399,410.35 | 399,112.74 | FXD |
| 5032883 | 0074186199 | MARY E CARR | 10824 BARRY AVENUE | MELROSE PARK | IL | 60164 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 03/01/03 | 02/01/33 | 1,733.78 | 198,400.00 | 198,221.84 | 198,221.84 | ARM |
| 5032917 | 0074186223 | HAROLD W HOGARTH | 5 HICKORY VALLEY COURT | O'FALLON | MO | 63368 | OWNER-OCC | SFR | 360 | 73.02 | 73.02 | 10.60 | 04/01/03 | 03/01/33 | 3,320.01 | 360,000.00 | 360,000.00 | 359,858.99 | ARM |
| 5032958 | 0074186263 | SANDRA A SPENCER | 32 VIA BARCAZA | COTO DE CAZA | CA | 92679 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 6.60 | 02/01/03 | 01/01/33 | 2,478.00 | 388,000.00 | 387,310.11 | 386,962.32 | ARM |
| 5033055 | 0074186362 | CHARLES H JOHNSON JR | 1104 BENTBROOK DRIVE | RICHMOND | VA | 23231 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 240.98 | 21,800.00 | 21,689.08 | 21,647.87 | FXD |
| 5033097 | 0074186404 | SANDRA A SPENCER | 32 VIA BARCAZA | COTO DE CAZA | CA | 92679 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 984.78 | 97,000.00 | 96,767.32 | 96,649.41 | FXD |
| 5033139 | 0074186448 | MICHELLE MARTINEZ | 2508 AUTREY DRIVE | LEANDER | TX | 78641 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.00 | 03/01/03 | 02/01/33 | 776.88 | 88,525.00 | 88,485.83 | 88,446.33 | ARM |
| 5033162 | 0074186479 | STEVEN DION | 9913 ROBIN OAKS DR | LAS VEGAS | NV | 89117 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.75 | 02/01/03 | 01/01/33 | 3,424.60 | 528,000.00 | 527,088.24 | 526,628.51 | FXD |
| 5033303 | 0074186618 | DEBRA L REINECKER | 506 W PINE | BUTLER | MO | 64730 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 614.41 | 68,850.00 | 68,820.82 | 68,791.39 | ARM |
| 5033311 | 0074186628 | MONETTA L HOYER | 19005 CHE LA THAT STREET | STILLWELL | KS | 66085 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 02/01/03 | 01/01/33 | 2,230.14 | 244,800.00 | 244,490.95 | 244,389.92 | ARM |
| 5033360 | 0074186677 | IRVING D CARDENAS | 3905 W 64TH STREET | CHICAGO | IL | 60629 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 333.78 | 30,800.00 | 30,735.27 | 30,735.27 | FXD |
| 5033378 | 0074186685 | RONALD STACKOWSKI | 1511 S 57TH CT | CICERO | IL | 60804 | OWNER-OCC | SFR | 360 | 78.60 | 78.60 | 7.99 | 03/01/03 | 02/01/33 | 842.30 | 114,900.00 | 114,822.74 | 114,744.97 | ARM |
| 5033386 | 0074186693 | DARRELL P FOY SR | 8400-02 GERVAIS STREET | NEW ORLEANS | LA | 70127 | NON OWNER | 2-4 UNITS | 360 | 90.00 | 90.00 | 8.05 | 03/01/03 | 02/01/33 | 487.70 | 66,150.00 | 66,093.76 | 66,049.44 | FXD |
| 5033410 | 0074186727 | REXFORD K HAND | 815 E MERCED AVENUE | WEST COVINA | CA | 91790 | OWNER-OCC | SFR | 360 | 56.82 | 56.82 | 8.75 | 02/01/03 | 01/01/33 | 1,718.31 | 200,000.00 | 199,812.62 | 199,717.79 | ARM |
| 5033550 | 0074186887 | BERNHARD WESSENDORF | 1513 W 28TH STREET | MINNEAPOLIS | MN | 55405 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.50 | 03/01/03 | 02/01/33 | 3,023.78 | 432,450.00 | 431,806.10 | 431,806.10 | FXD |
| 5033578 | 0074186883 | BRIAN BRETSCHNEIDER | 804 CONRAD RD | NILES | MI | 49120 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.30 | 03/01/03 | 02/01/33 | 878.22 | 97,600.00 | 97,516.88 | 97,516.88 | ARM |
| 5033659 | 0074186968 | CRAIG B FIRPO | 225 SOUTH 12TH STREET | SAN JOSE | CA | 95112 | OWNER-OCC | SFR | 360 | 78.80 | 78.80 | 8.00 | 03/01/03 | 02/01/33 | 2,829.88 | 472,000.00 | 471,530.12 | 471,057.89 | FXD |
| 5033683 | 0074186990 | SHIRLEY Y JAY | 2001 NORTHLAKE DR | GARLAND | TX | 75040 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.85 | 03/01/03 | 02/01/33 | 895.04 | 88,000.00 | 87,973.96 | 87,947.66 | ARM |
| 5033691 | 0074187006 | DAVID A GILLESPIE | 310 CARNAHAN STREET | SAN ANTONIO | TX | 78209 | OWNER-OCC | SFR | 360 | 74.37 | 74.37 | 8.40 | 02/01/03 | 01/01/33 | 895.16 | 117,500.00 | 117,354.17 | 117,280.49 | ARM |
| 5033758 | 0074187063 | JON D ROSE | 825 LEE STREET | KERRVILLE | TX | 78028 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.90 | 03/01/03 | 02/01/33 | 685.38 | 73,600.00 | 73,573.17 | 73,548.10 | ARM |
| 5033816 | 0074187121 | TYRONE KILLEBREW | 8118 CEDAR BRUSH CIR | SPRING | TX | 77379 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 1,634.97 | 256,000.00 | 255,773.03 | 255,544.61 | FXD |
| 5033832 | 0074187147 | JAY T DAVIS | 2521 E ST RT 245 | WEST LIBERTY | OH | 43357 | OWNER-OCC | SFR | 360 | 67.34 | 67.34 | 6.00 | 03/01/03 | 02/01/33 | 2,341.55 | 390,550.00 | 390,161.20 | 389,770.48 | FXD |
| 5033873 | 0074187188 | COLLEEN GARDNER | 237 LULLWATER DRIVE | WILMINGTON | NC | 28403 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 7.38 | 03/01/03 | 02/01/33 | 530.44 | 78,800.00 | 78,741.56 | 78,682.78 | FXD |
| 5033881 | 0074187196 | JOHNNY F KING | 3448 FREEMONT CNTY RD352A | CANON CITY | CO | 81215 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 5.99 | 03/01/03 | 02/01/33 | 2,021.31 | 337,500.00 | 337,163.38 | 336,825.08 | ARM |
| 5033931 | 0074187246 | STEVEN M JONES | 13 FROST DRIVE | BERKELEY TWP | NJ | 8721 | OWNER-OCC | SFR | 360 | 74.56 | 74.56 | 8.55 | 03/01/03 | 02/01/33 | 2,140.82 | 253,500.00 | 253,252.28 | 253,252.28 | ARM |
| 5033956 | 0074187261 | LAI H LAW | 1653 MCGEE LANE | CARROLLTON | TX | 75010 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 3,145.81 | 400,000.00 | 399,768.88 | 399,538.04 | ARM |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5035159 | 0074188608 | ANTHONY T HOLLAND | 16074 LANDES COURT | TALLAHASSEE | FL | 32310 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.70 | 03/01/03 | 02/01/33 | 792.14 | 101,150.00 | 101,031.87 | 101,031.87 | ARM |
| 5035209 | 0074188657 | CHRISTOPHER C CHEEK | 6451 S QUINCE ST | CENTENNIAL | CO | 80112 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.50 | 03/01/03 | 02/01/33 | 1,382.34 | 218,700.00 | 218,303.50 | 218,303.50 | ARM |
| 5035217 | 0074188665 | LINDA HARVEY | 3848 W ST JOE HWY | MULLIKEN | MI | 48881 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.85 | 03/01/03 | 02/01/33 | 1,007.48 | 108,800.00 | 108,758.14 | 108,715.91 | ARM |
| 5035225 | 0074188673 | SARA E WEISS | 1640 BLACK BART COURT | SOUTH LAKE TAHOE | CA | 96150 | 2ND HOME | SFR | 360 | 60.00 | 60.00 | 6.80 | 04/01/03 | 03/01/33 | 1,564.63 | 240,000.00 | 240,000.00 | 239,795.37 | FXD |
| 5035241 | 0074188699 | LEON C COLARD | 291 STAGE RD | LYONS | CO | 80540 | OWNER-OCC | PUD | 360 | 64.18 | 64.18 | 5.75 | 02/01/03 | 01/01/33 | 2,805.53 | 480,750.00 | 479,238.96 | 479,238.96 | ARM |
| 5035324 | 0074188772 | MELISA MAGEE | 8161 N WATER TOWER RD | SAGINAW | TX | 76179 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 02/01/03 | 01/01/23 | 325.94 | 33,800.00 | 33,710.48 | 33,665.18 | FXD |
| 5035423 | 0074188872 | FRANK WALDEN | 2249 SINGLE PEAK | SAN ANTONIO | TX | 78261 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 732.38 | 71,000.00 | 70,834.97 | 70,751.32 | FXD |
| 5035613 | 0074189068 | DEBORAH CARROLL | 522 PONDEROSA DRIVE | LAKE ALMANOR | CA | 96137 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 | 11.40 | 03/01/03 | 02/01/33 | 766.49 | 78,000.00 | 77,974.51 | 77,948.78 | ARM |
| 5035654 | 0074189101 | LIZA L ORTIZ | 4846 VILLA ROYALE WAY | SACRAMENTO | CA | 95823 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 409.91 | 40,376.00 | 40,278.15 | 40,230.07 | FXD |
| 5035696 | 0074189135 | RONALD J GIESEN | 171 E LAKE SHORE DR | ANTHONY | KS | 67003 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 | 04/01/03 | 03/01/33 | 956.98 | 92,000.00 | 92,000.00 | 91,974.54 | ARM |
| 5035829 | 0074189267 | AARON L MILLER | 22 FOREMAN STREET | OAKLEY | CA | 94561 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.75 | 03/01/03 | 02/01/33 | 2,725.02 | 346,500.00 | 346,300.64 | 346,099.83 | ARM |
| 5035845 | 0074189283 | CANDY E SMITH | 29150 CHUTNEY ROAD | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.85 | 02/01/03 | 01/01/33 | 3,012.69 | 416,500.00 | 415,921.94 | 415,630.07 | ARM |
| 5035852 | 0074189291 | JESUS SERRANO | 3104 YUMA COURT | STOCKTON | CA | 95205 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.50 | 03/01/03 | 02/01/33 | 1,238.48 | 147,050.00 | 146,977.67 | 146,904.78 | ARM |
| 5035910 | 0074189358 | KAREN L HANSMANN | 1028 WESTERN DRIVE | SANTA CRUZ | CA | 95060 | OWNER-OCC | SFR | 360 | 60.53 | 60.53 | 6.50 | 03/01/03 | 02/01/33 | 2,907.52 | 460,000.00 | 459,168.04 | 459,168.04 | ARM |
| 5035951 | 0074189390 | ISIDRO TORRES | 1889 SOUTH NORFOLK STREET | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,464.05 | 396,000.00 | 395,631.45 | 395,260.95 | ARM |
| 5035969 | 0074189408 | ISIDRO TORRES | 1889 SOUTH NORFOLK STREET | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 240 | 17.00 | 97.00 | 10.75 | 03/01/03 | 02/01/23 | 854.32 | 84,150.00 | 84,049.52 | 83,948.14 | FXD |
| 5035985 | 0074189424 | MICHAEL W MEYER | 408 39TH STREET | WASHOUGAL | WA | 98671 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 382.98 | 36,500.00 | 36,459.21 | 36,418.04 | FXD |
| 5035993 | 0074189432 | CORY M ZIGLINSKI | 8195 7TH AVENUE NE | KEIZER | OR | 97303 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 03/01/03 | 02/01/33 | 812.58 | 106,250.00 | 105,806.38 | 105,738.84 | ARM |
| 5036009 | 0074189448 | NICOLE L BEAMAN | 3128 W 10TH STREET | THE DALLES | OR | 97058 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.70 | 03/01/03 | 02/01/33 | 684.68 | 67,675.00 | 67,920.83 | 67,920.83 | ARM |
| 5036017 | 0074189457 | GWENDOLYN M DALLUGE | 124240 ADELL ST | CRESCENT LAKE | OR | 97425 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 10.05 | 03/01/03 | 02/01/33 | 674.18 | 76,500.00 | 76,466.51 | 76,432.74 | FXD |
| 5036058 | 0074189499 | THOMAS J MARUM | 13204 412TH WAY SE | NORTH BEND | WA | 98045 | OWNER-OCC | SFR | 360 | 68.45 | 68.45 | 7.05 | 03/01/03 | 02/01/33 | 2,219.97 | 332,000.00 | 331,730.53 | 331,459.49 | ARM |
| 5036082 | 0074189523 | BARBARA A ABERNATHA | 2608 DAISY DR | BOZEMAN | MT | 59718 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 323.86 | 31,900.00 | 31,823.48 | 31,784.71 | FXD |
| 5036116 | 0074189558 | MARIA MENDOZA | 1520 MONROE AVENUE | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,364.50 | 380,000.00 | 379,646.33 | 379,290.78 | ARM |
| 5036124 | 0074189564 | DOUG R EASTER | 6454 LARCH GROVE PLACE | SAN JOSE | CA | 95123 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 2,038.48 | 340,000.00 | 339,321.35 | 338,321.35 | ARM |
| 5036140 | 0074189580 | MARIA MENDOZA | 1520 MONROE AVENUE | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 964.47 | 95,000.00 | 94,888.57 | 94,772.13 | FXD |
| 5036165 | 0074189606 | GEORGY KAPUSTIN | 225 FAIRGROVE AVENUE | ROYAL OAK | MI | 48067 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.05 | 04/01/03 | 03/01/33 | 1,744.92 | 198,000.00 | 198,000.00 | 197,913.33 | ARM |
| 5036199 | 0074189630 | HERLINDA ROJAS | 128 MANZANITA AVENUE | SOUTH SAN FRANCISCC | CA | 94080 | OWNER-OCC | SFR | 360 | 78.35 | 78.35 | 6.35 | 03/01/03 | 02/01/33 | 2,364.50 | 380,000.00 | 379,381.89 | 378,742.21 | ARM |
| 5036215 | 0074189655 | LUPE ESQUIVEL | 1913 CLARENDON DR | FAIRFIELD | CA | 94585 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 750.94 | 72,800.00 | 72,715.79 | 72,630.81 | FXD |
| 5036264 | 0074189705 | JORGE DIAZ | 1241 HILLSIDE BOULEVARD | SOUTH SAN FRANCISCC | CA | 94080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,314.77 | 372,000.00 | 371,305.73 | 371,305.73 | ARM |

| LOAN NUMBER | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5031828 | 4.250 | 11.600 | 5.600 | 1 | 1 | 01/01/05 | PURCHASE | 5.600 | Stated | AA | 687 | 540,000.00 | 550000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031836 | 6.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | PURCHASE | 9.000 | Full | A- | 512 | 59,500.00 | 59500 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5031901 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 650 | 227,000.00 | 225,000.00 | 2 | 12/24/2002 | 237 | 03/01/03 | Group I | | | N |
| 5031927 | 5.990 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.450 | Full | B | 491 | 280,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5031935 | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Stated | A | 687 | 540,000.00 | 550,000.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 5031976 | 5.990 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | B | 568 | 146,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032024 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 745 | 199,800.00 | 199,800.00 | 2 | 1/7/2003 | 238 | 03/01/03 | Group I | | | N |
| 5032107 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 642 | 245,000.00 | 235000 | 2 | 12/23/2002 | 237 | 03/01/03 | Group II | | | N |
| 5032115 | 4.250 | 12.000 | 6.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.000 | Full | AA | 668 | 480,000.00 | 0.00 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032123 | 5.750 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.990 | Stated | A- | 616 | 85,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032172 | 6.250 | 16.700 | 10.700 | 1 | 1 | 01/01/05 | PURCHASE | 10.700 | Full | B- | 522 | 167,000.00 | 165,900.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032230 | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.750 | Stated | A | 678 | 168,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | | | N |
| 5032321 | 0.000 | 9.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.500 | Full | A- | 513 | 123,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5032420 | 0.000 | 9.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.750 | Stated | A | 537 | 67,000.00 | 0.00 | 1 | 1/13/2003 | 238 | 04/01/03 | Group I | | | N |
| 5032446 | 5.990 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | PURCHASE | 10.000 | Full | B | 543 | 134,000.00 | 134,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032552 | 0.000 | 7.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.950 | Stated | A | 650 | 325,000.00 | 0 | 1 | 1/17/2003 | 178 | 03/01/03 | Group II | | | N |
| 5032602 | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.650 | Stated | A- | 701 | 80,400.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 5032644 | 4.990 | 11.850 | 5.850 | 1 | 1 | 01/01/05 | PURCHASE | 5.850 | Stated | A | 751 | 700,000.00 | 699990 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032685 | 4.990 | 13.990 | 7.990 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.990 | Full | A- | 568 | 650,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032768 | 4.990 | 12.650 | 6.650 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.650 | Limited | A | 668 | 800,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032784 | 0.000 | 7.550 | 0.000 | 0 | 0 | | PURCHASE | 7.550 | Stated | AA | 667 | 445,000.00 | 445,000.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group I | | | N |
| 5032883 | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B- | 515 | 248,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5032917 | 5.990 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.600 | Stated | B | 629 | 493,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5032958 | 4.990 | 12.600 | 6.600 | 1 | 1 | 01/01/05 | PURCHASE | 6.600 | Stated | A | 699 | 495,000.00 | 485,000.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033055 | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Full | A | 649 | 109,000.00 | 109,000.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 5033097 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 699 | 495,000.00 | 485000 | 2 | 1/7/2003 | 237 | 03/01/03 | Group I | | | N |
| 5033139 | 5.990 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | PURCHASE | 10.000 | Full | B | 648 | 111,000.00 | 110657 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033162 | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Stated | A | 639 | 660,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5033303 | 5.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | PURCHASE | 10.200 | Full | A- | 474 | 82,000.00 | 81,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033311 | 6.750 | 16.450 | 10.450 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 10.450 | Full | A- | 497 | 288,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033360 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | A | 645 | 155,000.00 | 154,000.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group II | | | N |
| 5033378 | 6.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 486 | 160,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033386 | 0.000 | 8.050 | 0.000 | 0 | 0 | | PURCHASE | 8.050 | Full | AA | 652 | 77,000.00 | 73,500.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5033410 | 5.990 | 15.750 | 8.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.750 | Full | B | 531 | 352,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033550 | 0.000 | 7.500 | 0.000 | 0 | 0 | | PURCHASE | 7.500 | Stated | AA | 710 | 610,000.00 | 480,500.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | | | N |
| 5033578 | 5.990 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.300 | Full | B | 522 | 122,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5033659 | 0.000 | 8.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.000 | Stated | AA | 742 | 599,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5033683 | 5.750 | 17.850 | 11.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.850 | Full | A- | 501 | 110,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033691 | 4.990 | 14.400 | 8.400 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.400 | Stated | A | 607 | 158,000.00 | 0.00 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033758 | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | PURCHASE | 10.900 | Full | A- | 487 | 94,000.00 | 92,000.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033816 | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Stated | A | 702 | 320,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5033832 | 0.000 | 6.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.000 | Full | A | 696 | 580,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group I | | | N |
| 5033873 | 0.000 | 7.375 | 0.000 | 0 | 0 | | PURCHASE | 7.375 | Full | B | 638 | 100,000.00 | 98,000.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | | | N |
| 5033881 | 4.990 | 11.990 | 5.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.990 | Stated | A | 683 | 450,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5033931 | 5.750 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.550 | Full | A- | 491 | 340,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5033956 | 5.990 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | B | 633 | 500,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5035159 | 5.750 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.700 | Full | A- | 648 | 119,000.00 | 0 | 1 | 2/11/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5035209 | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 652 | 243,000.00 | 0 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5035217 | 5.750 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.850 | Full | A- | 498 | 128,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035225 | 0.000 | 6.800 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.800 | Stated | A | 635 | 400,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | | | N |
| 5035241 | 4.250 | 11.750 | 5.750 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 5.750 | Stated | AA | 791 | 750,000.00 | 0 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5035324 | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 670 | 175,000.00 | 169,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 5035423 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 671 | 365,000.00 | 355,000.00 | 2 | 12/30/2002 | 237 | 03/01/03 | Group I | | | N |
| 5035613 | 6.750 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | PURCHASE | 11.400 | Full | C | 683 | 120,000.00 | 120000 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035654 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 687 | 209,000.00 | 201,880.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5035696 | 6.250 | 18.150 | 12.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.150 | Full | B- | 476 | 115,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035829 | 6.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 655 | 385,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035845 | 4.990 | 13.850 | 7.850 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.850 | Full | A | 600 | 490,000.00 | 0 | 1 | 1/2/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035852 | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Full | B | 556 | 173,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035910 | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Full | A | 610 | 760,000.00 | 0 | 1 | 1/9/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5035951 | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 693 | 495,000.00 | 495000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5035969 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 693 | 495,000.00 | 495,000.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5035985 | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 620 | 188,000.00 | 182,500.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5035993 | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | B | 651 | 125,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036009 | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 477 | 103,500.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5036017 | 0.000 | 10.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.050 | Full | A- | 538 | 85,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group I | | | N |
| 5036058 | 4.990 | 13.050 | 7.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.050 | Full | A- | 591 | 485,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036082 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 709 | 159,500.00 | 159,500.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5036116 | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 756 | 475,000.00 | 475000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036124 | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.000 | Stated | AA | 695 | 425,000.00 | 0 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5036140 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 756 | 475,000.00 | 475,000.00 | 2 | 1/15/2003 | 238 | 03/01/03 | Group II | | | N |
| 5036165 | 5.750 | 16.050 | 10.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.050 | Full | A- | 498 | 220,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036199 | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.350 | Stated | A | 709 | 485,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 05/01/03 | Group II | LIBOR | 6 | N |
| 5036215 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 678 | 364,000.00 | 364,000.00 | 2 | 1/10/2003 | 238 | 03/01/03 | Group I | | | N |
| 5036264 | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 713 | 465,000.00 | 465000 | 1 | 1/26/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7351
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage**

Specialty Home Loans

Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,510.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.34 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5036280 | 0074189721 | ENRIQUE POZOS | 16 BELINDA DRIVE | PLEASANT HILL | CA | 94523 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 03/01/03 | 02/01/33 | 2,072.83 | 308,900.00 | 308,655.78 | 308,410.11 | ARM | 4.990 | 13.150 | 7.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.150 | Full | A | 653 | 341,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036314 | 0074189754 | SAMUEL S HYDE | 1019 PRESCOTT LANE | SPRINGFIELD | OR | 97477 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 03/01/03 | 02/01/33 | 887.67 | 101,600.00 | 101,508.75 | 101,508.75 | ARM | 4.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 488 | 127,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5036348 | 0074189788 | JOSEPH E KINNEBREW | 17693 DODGE VALLEY ROAD | MOUNT VERNON | WA | 98273 | OWNER-OCC | SFR | 360 | 74.55 | 74.54 | 7.10 | 03/01/03 | 02/01/33 | 5,510.07 | 820,000.00 | 819,341.00 | 818,678.10 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.100 | Full | A- | 651 | ######## | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036363 | 0074189804 | CLARENCE MC CULLOUGH | 9954 BALMINA ROAD | KELSEYVILLE | CA | 95451 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.63 | 02/01/03 | 01/01/33 | 3,329.82 | 520,000.00 | 519,079.89 | 518,618.02 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | | PURCHASE | 6.625 | Stated | AA | 700 | 650,000.00 | 650,000.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | | | N |
| 5036447 | 0074189887 | SERGE H DEUTOU | 17 BUTTERWICK CT | GAITHERSBURG | MD | 20879 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 8.80 | 03/01/03 | 02/01/33 | 1,981.92 | 250,750.00 | 250,607.21 | 250,463.38 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | PURCHASE | 8.800 | Full | B | 540 | 298,000.00 | 295,000.00 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036538 | 0074189978 | PEDRO R RIVERA | 8535 NW 36 AVENUE | MIAMI | FL | 33147 | OWNER-OCC | SFR | 360 | 84.78 | 84.78 | 8.75 | 03/01/03 | 02/01/33 | 700.17 | 89,000.00 | 88,897.20 | 88,897.20 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.750 | Full | B | 643 | 105,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 04/01/03 | Group II | | | N |
| 5036637 | 0074190075 | MADELINE FERNANDEZ | 1273 SHERMAN STREET | ORLANDO | FL | 32828 | OWNER-OCC | SFR | 360 | 68.57 | 68.57 | 11.25 | 03/01/03 | 02/01/33 | 466.21 | 48,000.00 | 47,983.79 | 47,967.43 | ARM | 6.750 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.250 | Stated | A- | 486 | 70,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036652 | 0074190091 | JILL H GARELICK | 19408 HATTERAS STREET, #45 | LOS ANGELES | CA | 91320 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 7.65 | 03/01/03 | 02/01/33 | 1,115.72 | 157,250.00 | 157,023.78 | 157,023.78 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.650 | Limited | A | 611 | 185,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 04/01/03 | Group I | | | N |
| 5036710 | 0074190158 | CHARLES E HOWARD | 68 BARTRAM | LANSDOWNE | PA | 19050 | OWNER-OCC | SFR | 360 | 87.37 | 87.37 | 11.00 | 03/01/03 | 02/01/33 | 790.43 | 83,000.00 | 82,970.40 | 82,940.63 | ARM | 6.750 | 17.000 | 11.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.000 | Full | A- | 499 | 95,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036751 | 0074190190 | SEAN WESLEY | 171 BURGUNDY CT | MARTINEZ | CA | 94553 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 02/01/03 | 01/01/33 | 3,941.82 | 577,800.00 | 576,895.78 | 576,439.58 | FXD | 0.000 | 7.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.250 | Full | A | 625 | 642,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5036835 | 0074190273 | MICHELLE L GROEPLER | 465 SAINT CHARLES COURT | JOHNSTOWN | CO | 80534 | NON OWNER | PUD | 360 | 80.00 | 80.00 | 6.88 | 02/01/03 | 01/01/33 | 775.18 | 118,000.00 | 117,801.15 | 117,700.67 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE | 6.875 | Stated | AA | 707 | 150,000.00 | 147,500.00 | 1 | 1/3/2003 | 357 | 03/01/03 | Group II | | | N |
| 5036843 | 0074190281 | VALERIE C DENT | 9513 JULIETTE DRIVE | CLINTON | MD | 20735 | OWNER-OCC | SFR | 360 | 82.90 | 82.89 | 8.05 | 03/01/03 | 02/01/33 | 1,161.18 | 157,500.00 | 157,290.06 | 157,290.06 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.050 | Full | B | 560 | 190,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5036876 | 0074190315 | ANTHONY WILLIAMS | 1618 S SAWYER | CHICAGO | IL | 60623 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 9.50 | 03/01/03 | 02/01/33 | 1,257.92 | 149,600.00 | 149,526.41 | 149,452.24 | ARM | 6.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 481 | 187,000.00 | 0.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036918 | 0074190356 | SALVADOR NUNEZ R | 1124 RUDDY CT | NEWMAN | CA | 95360 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 397.97 | 39,200.00 | 39,105.98 | 39,058.33 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | B | 642 | 198,000.00 | 196,000.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group II | | | N |
| 5036942 | 0074190380 | GREGORY B SHELTON | 11011 W TORINO AVENUE | LAS VEGAS | NV | 89124 | OWNER-OCC | PUD | 360 | 85.67 | 85.67 | 8.30 | 04/01/03 | 03/01/33 | 1,660.53 | 220,000.00 | 220,000.00 | 219,861.14 | ARM | 6.750 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | PURCHASE | 8.300 | Stated | A- | 582 | 410,000.00 | 335,000.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5036975 | 0074190414 | OSCAR RODRIGUEZ | 2815 REGENCY | BROWNSVILLE | TX | 78526 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.30 | 03/01/03 | 02/01/33 | 1,472.74 | 151,040.00 | 150,989.55 | 150,938.63 | ARM | 6.750 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | PURCHASE | 11.300 | Full | C | 527 | 188,800.00 | 188800 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037007 | 0074190448 | DAVID TURNER | 12449 CATALPA AVENUE | CHINO | CA | 91710 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 574.81 | 52,000.00 | 51,880.19 | 51,759.33 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 664 | 260,000.00 | 260,000.00 | 2 | 1/23/2003 | 178 | 03/01/03 | Group II | | | N |
| 5037056 | 0074190497 | DIANA J MOYERS | 8409 CERROMAR CIRCLE | ORANGEVALE | CA | 95662 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 02/01/03 | 01/01/33 | 1,428.49 | 211,500.00 | 211,162.39 | 210,992.08 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 7.150 | Stated | AA | 656 | 235,000.00 | 0 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037064 | 0074190505 | RODGER E KELLEY | 834 INDEPENDENCE DR | LONGMONT | CO | 80501 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.65 | 03/01/03 | 02/01/33 | 1,242.21 | 193,500.00 | 193,158.26 | 193,158.26 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.650 | Stated | AA | 653 | 215,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5037130 | 0074190570 | STEPHEN SLUDER | 2001 PINOLA CT | LEAGUE CITY | TX | 77573 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 11.05 | 03/01/03 | 02/01/33 | 893.90 | 93,500.00 | 93,467.02 | 93,433.74 | ARM | 5.990 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | PURCHASE | 11.050 | Full | B | 524 | 110,000.00 | 110,000.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037213 | 0074190653 | THERESA FOSHEE | 42 NORMANDY CIRCLE | MEMPHIS | TN | 38111 | OWNER-OCC | SFR | 180 | 15.00 | 95.00 | 8.25 | 03/01/03 | 02/01/18 | 229.20 | 23,625.00 | 23,490.98 | 23,490.98 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | | PURCHASE | 8.250 | Stated | A | 668 | 157,500.00 | 157,500.00 | 2 | 1/6/2003 | 178 | 04/01/03 | Group II | | | N |
| 5037270 | 0074190711 | AMELIA DIAZ | 1410 GOLDEN GATE BLVD E | NAPLES | FL | 34120 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.05 | 03/01/03 | 02/01/33 | 2,004.88 | 227,500.00 | 227,400.42 | 227,300.81 | ARM | 5.750 | 16.050 | 10.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.050 | Stated | B | 452 | 325,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037304 | 0074190745 | STEVEN A MONTIEL | 1209 BERKLEY AVENUE | PUEBLO | CO | 81004 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.80 | 03/01/03 | 02/01/33 | 1,094.31 | 108,000.00 | 107,967.00 | 107,934.37 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.800 | Full | C | 549 | 135,000.00 | 0 | 1 | 12/30/2002 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037353 | 0074190794 | CLAUDE M THOMPSON | 8277 BRAMBLE DRIVE | BATON ROUGE | LA | 70818 | OWNER-OCC | SFR | 180 | 90.00 | 90.00 | 7.40 | 03/01/03 | 02/01/18 | 878.90 | 95,400.00 | 94,816.89 | 94,618.89 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.400 | Stated | A | 636 | 106,000.00 | 0.00 | 1 | 1/8/2003 | 178 | 04/01/03 | Group II | | | N |
| 5037470 | 0074190919 | DAVID J WATTS | 2163 W BEACH BOULEVARD | GULF SHORES | AL | 36542 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 3,405.45 | 568,000.00 | 567,434.55 | 566,866.27 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | PURCHASE | 6.000 | Full | AA | 665 | 710,000.00 | 710000 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037488 | 0074190927 | RICHARD DUNCAN | 2334 ROSEMARY STREET | SIMI VALLEY | CA | 93065 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.85 | 03/01/03 | 02/01/33 | 2,262.53 | 246,500.00 | 246,405.14 | 246,309.48 | ARM | 5.990 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.650 | Full | B | 508 | 290,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037593 | 0074191032 | MICHAEL JEFFRYS | 3042 WAGONER LANE | GRAHAM | NC | 27253 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.80 | 02/01/03 | 01/01/33 | 719.61 | 76,800.00 | 76,742.14 | 76,713.01 | ARM | 6.250 | 16.800 | 10.800 | 1 | 1 | 01/01/05 | PURCHASE | 10.800 | Full | B | 523 | 96,000.00 | 96,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037601 | 0074191040 | JAMES M PERRY | 628 SOUTH S STREET | LIVERMORE | CA | 94550 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 1,846.62 | 308,000.00 | 307,693.38 | 307,385.23 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | PURCHASE | 6.000 | Stated | AA | 654 | 400,000.00 | 385000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037619 | 0074191057 | ROBERT AKERMAN | 128 TERRYS ROAD | BAYVILLE | NY | 11782 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.80 | 03/01/03 | 02/01/33 | 1,794.69 | 208,000.00 | 207,903.98 | 207,807.17 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | C | 579 | 320,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037650 | 0074191099 | ROHIT DEO | 8227 STACY AVENUE | SACRAMENTO | CA | 95823 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 391.98 | 38,000.00 | 37,868.80 | 37,868.90 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 665 | 190,000.00 | 190000 | 2 | 12/30/2002 | 237 | 04/01/03 | Group I | | | N |
| 5037676 | 0074191115 | REGINALD W LEONARD | 8549 LONGWOOD VIEW AVENUE | BATON ROUGE | LA | 70810 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.10 | 03/01/03 | 02/01/33 | 390.15 | 37,647.00 | 37,625.81 | 37,625.81 | FXD | 0.000 | 12.100 | 0.000 | 0 | 0 | | PURCHASE | 12.100 | Full | B- | 536 | 80,000.00 | 47,059.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5037684 | 0074191123 | VONDA H POTEAT | 105 CARRIAGE LOOP | BURLINGTON | NC | 27217 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.40 | 02/01/03 | 01/01/33 | 911.92 | 92,800.00 | 92,739.07 | 92,708.17 | ARM | 5.990 | 17.400 | 11.400 | 1 | 1 | 01/01/05 | PURCHASE | 11.400 | Full | B | 500 | 116,000.00 | 116,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037718 | 0074191156 | CLIFTON E INGRAM | 601 E HOLLY HILL ROAD | THOMASVILLE | NC | 27360 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.30 | 02/01/03 | 01/01/33 | 547.14 | 66,215.00 | 66,146.79 | 66,112.29 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 01/01/05 | PURCHASE | 9.300 | Full | B | 542 | 78,000.00 | 77900 | 1 | 1/3/2003 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5037726 | 0074191164 | LINDA K MOORE | 7705 S ST LAWRENCE | CHICAGO | IL | 60619 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.70 | 03/01/03 | 02/01/33 | 846.08 | 91,000.00 | 90,961.42 | 90,922.61 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Stated | B- | 524 | 130,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037759 | 0074191198 | JOSE R HARO | 89 TEMPLE DRIVE | LAS VEGAS | NV | 89107 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.86 | 03/01/03 | 02/01/33 | 887.69 | 102,400.00 | 102,400.00 | 102,306.18 | ARM | 5.990 | 15.855 | 9.855 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.855 | Full | B | 525 | 128,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5037817 | 0074191255 | JEFFREY ENGLISH | 11007 CREEKLINE MEADOW CT | CYPRESS | TX | 77429 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.00 | 02/01/03 | 01/01/33 | 870.89 | 99,250.00 | 99,161.82 | 99,117.18 | FXD | 0.000 | 10.000 | 0.000 | 0 | 0 | | PURCHASE | 10.000 | Stated | A- | 522 | 125,000.00 | 124,068.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group I | | | N |
| 5037858 | 0074191297 | KIRK REINEBOLD | 1685 N ROCKY VIEW RD | CASTLE ROCK | CO | 80104 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.88 | 03/01/03 | 02/01/33 | 3,430.92 | 580,000.00 | 578,814.43 | 578,814.43 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 5.875 | Stated | AA | 663 | 725,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5037866 | 0074191305 | HASSEN ALLAHYARI | 11630 KISMET ROAD | SAN DIEGO | CA | 92128 | OWNER-OCC | SFR | 360 | 78.28 | 78.28 | 6.90 | 03/01/03 | 02/01/33 | 2,397.21 | 364,000.00 | 363,695.69 | 363,389.63 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | PURCHASE | 6.900 | Stated | A | 615 | 465,000.00 | 465,000.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037924 | 0074191362 | MARILYN GLINES | 2143 S NELSON | SAFFORD | AZ | 85546 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 8.05 | 02/01/03 | 01/01/33 | 493.44 | 67,200.00 | 67,110.42 | 67,065.18 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 8.050 | Full | B | 594 | 84,000.00 | 0 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5037940 | 0074191388 | BEVERLY RAINOSEK | 1707 RICHARDSON STREET | HOUSTON | TX | 77520 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.50 | 02/01/03 | 01/01/18 | 245.32 | 21,000.00 | 20,911.44 | 20,866.52 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Stated | A | 644 | 110,000.00 | 105,000.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 5038005 | 0074191440 | BERNARD HAMMONDS | 11334 POINTER RIDGE DRIVE | CHARLOTTE | NC | 28214 | OWNER-OCC | PUD | 240 | 19.92 | 99.81 | 10.75 | 02/01/03 | 01/01/23 | 284.88 | 28,080.00 | 27,992.68 | 27,950.57 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 716 | 150,000.00 | 140847 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5038070 | 0074191511 | CONNIE C SPATH | 1205 N H ST | FREMONT | NE | 68025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.15 | 03/01/03 | 02/01/33 | 709.27 | 73,600.00 | 73,546.96 | 73,540.96 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.150 | Full | B | 495 | 92,000.00 | 0 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5038088 | 0074191529 | SUSAN R GALLIGER | 4515 W PEACOCK DR | SIOUX FALLS | SD | 57103 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 03/01/03 | 02/01/33 | 1,179.55 | 117,300.00 | 117,264.13 | 117,227.91 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 450 | 138,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038211 | 0074191651 | DAVID KROUPA | 17611 LAGUNA TRAIL DR | HOUSTON | TX | 77085 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/18 | 483.33 | 41,512.00 | 41,324.28 | 41,229.13 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A- | 668 | 210,000.00 | 207,580.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group II | | | N |
| 5038351 | 0074191792 | JACKELYN SCHAFER | 1803 MULBERRY WAY | DANDRIDGE | TN | 37725 | OWNER-OCC | SFR | 360 | 78.57 | 78.57 | 9.70 | 03/01/03 | 02/01/33 | 941.04 | 110,000.00 | 109,948.13 | 109,895.84 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.700 | Full | B | 508 | 140,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038393 | 0074191834 | ORTENCIA VERDIN-BECEIRA | 1313 PAULINE WAY | LAS VEGAS | NV | 89104 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.75 | 02/01/03 | 01/01/33 | 630.45 | 88,000.00 | 87,812.44 | 87,812.44 | ARM | 5.990 | 13.750 | 7.750 | 1 | 1 | 01/01/05 | PURCHASE | 7.750 | Full | B | 658 | 113,000.00 | 110000 | 1 | 1/3/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5038401 | 0074191842 | ORTENCIA VERDIN-BECEIRA | 1313 PAULINE WAY | LAS VEGAS | NV | 89104 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 223.34 | 22,000.00 | 21,920.48 | 21,920.48 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 658 | 113,000.00 | 110,000.00 | 2 | 1/3/2003 | 237 | 04/01/03 | Group I | | | N |
| 5038443 | 0074191883 | CAMI FREEMAN-WAAG | 3305 E CALHOUN PARKWAY | MINNEAPOLIS | MN | 55408 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.20 | 03/01/03 | 02/01/33 | 5,443.07 | 887,000.00 | 886,094.43 | 885,103.97 | ARM | 4.990 | 12.200 | 6.200 | 1 | 1 | 02/01/05 | PURCHASE | 6.200 | Full | A | 631 | ######## | 1,410,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038558 | 0074191990 | KATHLEEN MOSTROM | 6317 NORTH 40TH STREET | TACOMA | WA | 98407 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 271.10 | 28,580.00 | 28,551.10 | 28,511.69 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 721 | 142,950.00 | 142950 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5038609 | 0074192022 | LOU EMMA RAY | 4734 HICKORY RIDGE RD | PARKTON | NC | 28371 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.25 | 03/01/03 | 02/01/33 | 699.31 | 72,000.00 | 71,975.00 | 71,950.48 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | PURCHASE | 11.250 | Full | B- | 508 | 90,000.00 | 95,000.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038641 | 0074192063 | NAVEED FERDOWSIAN | 6809 NW 71ST STREET | WARR ACRES | OK | 73132 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.50 | 02/01/03 | 01/01/33 | 726.50 | 88,400.00 | 88,049.24 | 88,048.24 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 01/01/05 | PURCHASE | 9.500 | Stated | A- | 510 | 147,000.00 | 108,000.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5038674 | 0074192097 | JULIE R DEITCH | 2067 BALTIC AVE | LONG BEACH | CA | 90810 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.85 | 03/01/03 | 02/01/33 | 1,653.20 | 208,250.00 | 208,132.64 | 208,014.42 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.850 | Full | B | 527 | 245,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038724 | 0074192147 | SHERI L BRADSHAW | 6808 GOLDEN POND | VILLA RIDGE | MO | 63089 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.25 | 03/01/03 | 02/01/33 | 949.41 | 97,750.00 | 97,717.00 | 97,683.60 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.250 | Full | B- | 507 | 115,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038732 | 0074192154 | RODERICK A CELESTINE | 618 DOLPHIN STREET | GRETNA | LA | 70056 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.80 | 03/01/03 | 02/01/33 | 1,205.78 | 119,000.00 | 118,964.17 | 118,928.22 | FXD | 0.000 | 11.800 | 0.000 | 0 | 0 | | PURCHASE | 11.800 | Full | B | 522 | 140,000.00 | 140,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5038773 | 0074192196 | GARY BERGHOLTZ | 13002 MISSION VALLEY | HOUSTON | TX | 77069 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.60 | 03/01/03 | 02/01/33 | 2,324.01 | 252,000.00 | 251,901.99 | 251,803.11 | ARM | 6.250 | 16.600 | 10.600 | 3 | 1 | 02/01/08 | PURCHASE | 10.600 | Full | B- | 524 | 318,000.00 | 318000 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038807 | 0074192220 | PATRICIA A JONES | 2064 S FARNSWORTH DR #48 | MESA | AZ | 85208 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 178.85 | 18,980.00 | 18,947.48 | 18,830.97 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 607 | 85,000.00 | 79,900.00 | 2 | 1/7/2003 | 237 | 03/01/03 | Group I | | | N |
| 5038963 | 0074192386 | DANIEL J DEPAUL | 205 SUMMER AVENUE | HORSHAM | PA | 19044 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.40 | 03/01/03 | 02/01/33 | 1,721.35 | 199,500.00 | 199,407.80 | 199,315.05 | ARM | 5.990 | 15.400 | 9.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.400 | Stated | B | 474 | 285,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038971 | 0074192394 | CHELDON FRANK | 7313 OLD MILL ROAD | CENTERVILLE | MN | 55038 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 04/01/03 | 03/01/33 | 1,827.12 | 231,200.00 | 231,200.00 | 231,068.35 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.800 | Full | B | 559 | 272,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5038989 | 0074192402 | BELINDA K DAVIS | 49 GRETHER AVE | ST LOUIS | MO | 63135 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 595.31 | 59,200.00 | 59,163.60 | 59,163.60 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 484 | 74,000.00 | 74,000.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5039052 | 0074192543 | JOHN A LEVITT | 25 BELMONT AVENUE | WINDSOR | CT | 6095 | OWNER-OCC | SFR | 360 | 74.52 | 74.52 | 9.99 | 03/01/03 | 02/01/33 | 1,025.90 | 117,000.00 | 116,948.13 | 116,895.83 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.990 | Full | A- | 474 | 157,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5039078 | 0074192568 | MARIA C BAUTISTA | 134 DUVAL LANE | GAITHERSBURG | MD | 20877 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 355.82 | 42,500.00 | 42,478.87 | 42,457.57 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | PURCHASE | 9.450 | Stated | A- | 574 | 58,000.00 | 50,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039103 | 0074192592 | KATHY M GESELMAN | 3980 S CRYSTAL ROAD | CRYSTAL MICHIGAN | MI | 48818 | OWNER-OCC | SFR | 360 | 84.71 | 84.71 | 8.75 | 03/01/03 | 02/01/33 | 566.43 | 72,000.00 | 71,916.84 | 71,918.64 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 534 | 85,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5039177 | 0074192667 | BETTYE R HINES | 14802 CLOVERFIELD ROAD | MORENO VALLEY | CA | 92553 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 1,146.37 | 114,000.00 | 113,965.13 | 113,929.97 | FXD | 0.000 | 11.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.700 | Full | B- | 478 | 142,500.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | | | N |
| 5039235 | 0074192725 | CECIL D WILLIAMS | 280 COUNTY ROAD 168 | JEMISON | AL | 35085 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.05 | 04/01/03 | 03/01/33 | 768.71 | 80,400.00 | 80,371.64 | 80,371.64 | ARM | 6.250 | 17.050 | 11.050 | 1 | 1 | 03/01/05 | PURCHASE | 11.050 | Full | C | 532 | 101,000.00 | 100500 | 1 | 2/18/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5039250 | 0074192741 | GLENN MOORE | 5735 SUWANEE DRIVE | NEW PORT RICHEY | FL | 34652 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.50 | 03/01/03 | 02/01/33 | 435.73 | 44,000.00 | 43,971.74 | 43,971.74 | ARM | 6.750 | 17.500 | 11.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.500 | Full | B | 542 | 55,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5039284 | 0074192774 | PATRICK HARPER | 7457 TEASDALE AVENUE | ST LOUIS | MO | 63130 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.65 | 03/01/03 | 02/01/33 | 2,344.10 | 234,000.00 | 233,927.65 | 233,854.60 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.650 | Full | D | 556 | 360,000.00 | 0.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039292 | 0074192782 | JOSE PORTILLO | 149 E 78TH STREET | LOS ANGELES | CA | 90003 | OWNER-OCC | 2-4 UNITS | 240 | 15.00 | 95.00 | 10.75 | 03/01/03 | 02/01/23 | 339.60 | 33,450.00 | 33,450.00 | 33,369.76 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 718 | 223,000.00 | 223000 | 2 | 1/15/2003 | 238 | 02/01/03 | Group II | | | N |
| 5039375 | 0074192832 | JERI WYNN | 4464 VIA SANTA MARIA | SANTA MARIA | CA | 93455 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 03/01/03 | 02/01/33 | 2,497.90 | 355,500.00 | 355,238.80 | 354,973.82 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.550 | Full | AA | 678 | 395,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group I | | | N |
| 5039425 | 0074192881 | MARTIN SALTO | 1741 SEATTLE STREET | MODESTO | CA | 95358 | OWNER-OCC | SFR | 360 | 79.17 | 79.17 | 8.85 | 03/01/03 | 02/01/33 | 760.88 | 95,000.00 | 94,947.50 | 94,894.73 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.850 | Full | B | 561 | 120,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039441 | 0074192907 | MIKE LETTUNICH | 2166 NE SCHUYLER STREET | PORTLAND | OR | 97212 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.45 | 03/01/03 | 02/01/33 | 2,155.47 | 342,600.00 | 342,487.00 | 342,172.40 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 02/01/05 | PURCHASE | 6.450 | Stated | A | 687 | 450,000.00 | 428,500.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039458 | 0074192915 | MIKE LETTUNICH | 2166 NE SCHUYLER STREET | PORTLAND | OR | 97212 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 884.01 | 85,700.00 | 85,600.88 | 85,600.81 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 684 | 450,500.00 | 428500 | 2 | 1/8/2003 | 238 | 03/01/03 | Group I | | | N |
| 5039524 | 0074192980 | VERN G DROUILLARD | 2607 GLENWOOD ROAD | ROYAL OAK | MI | 48073 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.40 | 03/01/03 | 02/01/33 | 2,001.77 | 232,000.00 | 231,883.90 | 231,764.92 | ARM | 5.990 | 15.400 | 9.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | B | 490 | 290,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039573 | 0074193038 | KEITH R SNYDER | 7816 GOSSAMER WIND AVE | LAS VEGAS | NV | 89139 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 6.99 | 03/01/03 | 02/01/33 | 3,050.68 | 459,000.00 | 458,193.87 | 458,193.87 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.990 | Full | A | 671 | 510,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5039581 | 0074193046 | JIMMY N LUIS | 52 BOXWOOD LN | NEW MIFORD | CT | 6776 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 | 03/01/03 | 02/01/33 | 3,337.78 | 385,200.00 | 385,024.06 | 384,848.68 | ARM | 6.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | A- | 521 | 428,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039623 | 0074193087 | MARTY L SHOCKLEY JR | 3103 HIGHWAY F | ESTES PARK | CO | 80517 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 2,877.84 | 480,000.00 | 479,522.16 | 479,041.93 | ARM | 4.990 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | PURCHASE | 6.000 | Full | A- | 582 | 607,000.00 | 600,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039658 | 0074193111 | CHERYL BELLAMY | 1031 N DRAKE AVE | CHICAGO | IL | 60651 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.95 | 04/01/03 | 03/01/33 | 1,267.77 | 173,600.00 | 173,600.00 | 173,482.33 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.950 | Full | A- | 469 | 217,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039672 | 0074193137 | CLIFF W FERRYMAN | 60 REED STREET | MILFORD CENTER | OH | 43045 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.30 | 04/01/03 | 03/01/33 | 931.32 | 103,500.00 | 103,500.00 | 103,457.08 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.300 | Full | A- | 492 | 115,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group I | | | N |
| 5039706 | 0074193160 | CARMEN JONES | 848 E HILL STREET | OKLAHOMA CITY | OK | 73105 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.88 | 03/01/03 | 02/01/33 | 231.24 | 35,200.00 | 35,170.43 | 35,140.69 | FXD | 0.000 | 8.875 | 0.000 | 0 | 0 | | PURCHASE | 8.875 | Stated | AA | 673 | 47,700.00 | 44,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5039805 | 0074193269 | DAVID HERNANDEZ | 12144 PINEVILLE ST | EL MONTE | CA | 91732 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.20 | 03/01/03 | 02/01/33 | 1,310.48 | 160,000.00 | 160,000.00 | 159,831.71 | ARM | 5.990 | 15.200 | 9.200 | 3 | 1 | 02/01/08 | REFI-CASHOUT | 9.200 | Full | B | 498 | 200,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039813 | 0074193378 | RANDY DAY | 3264 W 1800 NORTH | CLINTON | UT | 84015 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 8.95 | 03/01/03 | 02/01/33 | 1,006.10 | 125,600.00 | 125,491.47 | 125,421.28 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 02/01/08 | PURCHASE | 8.950 | Full | A- | 572 | 157,000.00 | 157000 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5039920 | 0074193384 | JUANITA MIKE | 5876 DENVER AVE, 517 W 59TH ST | LOS ANGELES | CA | 90044 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 7.20 | 03/01/03 | 02/01/33 | 1,500.13 | 221,000.00 | 220,825.87 | 220,650.70 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.200 | Stated | AA | 654 | 260,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5039979 | 0074193434 | ROSA E CRUZ | 4828 OSCEOLA ST | DENVER | CO | 80212 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.10 | 03/01/03 | 02/01/33 | 833.35 | 112,500.00 | 112,426.03 | 112,351.58 | ARM | 5.990 | 14.100 | 8.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.100 | Stated | B | 638 | 150,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040035 | 0074193491 | MILAGROS E PALAO | 17 PETRA DR | MARLBORO TWP | NJ | 7751 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.85 | 03/01/03 | 02/01/33 | 3,104.13 | 327,250.00 | 327,012.96 | 327,017.96 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.850 | Full | B- | 488 | 385,000.00 | 0 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5040043 | 0074193509 | ALFRED F RADOVAN | 2220 COLFOX WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.30 | 03/01/03 | 02/01/33 | 1,963.88 | 218,250.00 | 218,068.13 | 218,068.13 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.300 | Full | C | 525 | 291,000.00 | 0 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5040092 | 0074193558 | JOHN B TURNER | 15101 SW 150 AVENUE | MIAMI | FL | 33196 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 02/01/03 | 01/01/33 | 1,416.07 | 180,000.00 | 179,687.01 | 179,687.01 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.750 | Stated | B | 620 | 240,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | | | N |
| 5040100 | 0074193568 | CHARLES L LEACH | 1650 BONNIE BRAE STREET | HOUSTON | TX | 77006 | NON OWNER | SFR | 360 | 48.82 | 48.82 | 6.60 | 03/01/03 | 02/01/33 | 1,226.23 | 192,000.00 | 191,829.77 | 191,658.60 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Stated | A | 704 | 275,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | | | N |
| 5040175 | 0074193632 | JESSERE QUITORIANO | 18013 SAHARA ROAD | HAYWARD | CA | 94541 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 588.84 | 58,000.00 | 57,860.68 | 57,790.38 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 783 | 290,000.00 | 290000 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5040209 | 0074193665 | PAULLETTE MERRITT | 1409 OLIVE ST | OAKDALE | CA | 95361 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.00 | 03/01/03 | 02/01/33 | 1,029.89 | 154,800.00 | 154,455.28 | 154,455.28 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Stated | AA | 641 | 172,000.00 | 0 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5040233 | 0074193699 | JOHN WILLIAMS | 12002 W 14TH AVE | GOLDEN | CO | 80401 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 8.99 | 02/01/03 | 01/01/23 | 383.87 | 38,800.00 | 38,684.60 | 38,641.24 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | PURCHASE | 8.990 | Full | A | 685 | 195,600.00 | 190,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 5040241 | 0074193707 | HUMBERTO MAZARIEGOS | 824 8TH ST | CORONA | CA | 92882 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 498.29 | 45,980.00 | 45,883.29 | 45,834.37 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 644 | 230,000.00 | 229900 | 2 | 12/20/2002 | 237 | 03/01/03 | Group II | | | N |
| 5040316 | 0074193772 | MANUEL RIVERA | 1054 O'FARRELL COURT | SALINAS | CA | 93907 | OWNER-OCC | SFR | 360 | 87.89 | 87.89 | 8.00 | 03/01/03 | 02/01/33 | 1,886.73 | 283,000.00 | 282,718.27 | 282,435.13 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.000 | Full | AA | 654 | 322,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040357 | 0074193814 | LYMAN R WALKER | 12977 S NEW RIVER | DRAPER | UT | 84020 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.50 | 02/01/03 | 01/01/33 | 3,460.12 | 450,000.00 | 449,452.83 | 449,178.33 | ARM | 6.750 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | PURCHASE | 8.500 | Full | A- | 541 | 600,000.00 | 500000 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040472 | 0074193939 | ANNIE P COOPER | 5531 E KAVILAND AVENUE | FRESNO | CA | 93727 | OWNER-OCC | SFR | 360 | 64.38 | 64.38 | 7.40 | 03/01/03 | 02/01/33 | 741.96 | 107,160.00 | 107,078.86 | 106,997.22 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 02/01/05 | PURCHASE | 7.400 | Stated | A | 638 | 127,000.00 | 133950 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040530 | 0074193988 | KEVIN MCALLISTER | 2318 25TH STREET | EVERETT | WA | 98201 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.50 | 03/01/03 | 02/01/33 | 912.33 | 108,500.00 | 108,446.63 | 108,392.84 | ARM | 4.990 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Stated | A- | 594 | 155,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040563 | 0074194010 | RENEE N KLINE | 2304 N 19TH ST | BOISE | ID | 83702 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 298.46 | 27,000.00 | 26,937.79 | 26,875.04 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 691 | 135,000.00 | 135,000.00 | 2 | 1/9/2003 | 178 | 03/01/03 | Group II | | | N |
| 5040589 | 0074194036 | JEREMY H BECK | 1323 N GAGE LN | NAMPA | ID | 83687 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 473.17 | 43,000.00 | 43,000.00 | 42,950.47 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 602 | 215,000.00 | 215,000.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5040621 | 0074194077 | JERRY W CARTER | 1353 KENSINGTON AVE | ASTORIA | OR | 97103 | OWNER-OCC | SFR | 360 | 56.04 | 56.04 | 10.75 | 03/01/03 | 02/01/33 | 476.08 | 51,000.00 | 50,980.79 | 50,961.41 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.750 | Full | B- | 527 | 91,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | | | N |
| 5040647 | 0074194093 | SARAH COX | 26834 E LONE TREE RD | ESCALON | CA | 95320 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 | 03/01/03 | 02/01/33 | 2,667.33 | 405,000.00 | 404,661.42 | 404,320.89 | ARM | 5.750 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.900 | Full | A | 619 | 450,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040662 | 0074194119 | NELSON COLON | 8 DANAND LN | PATTERSON | NY | 12563 | OWNER-OCC | PUD | 360 | 77.01 | 77.01 | 8.50 | 04/01/03 | 03/01/33 | 2,117.43 | 333,000.00 | 333,000.00 | 332,797.15 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | PURCHASE | 8.500 | Stated | AA | 678 | 425,000.00 | 435,000.00 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | | | N |
| 5040670 | 0074194127 | ERIC W MEUSE | 278 GAGE ROAD | ATHOL | MA | 1331 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 10.70 | 03/01/03 | 02/01/33 | 697.30 | 75,000.00 | 74,971.45 | 74,942.65 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Full | B- | 513 | 125,000.00 | 0 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040704 | 0074194150 | RYAN EVANS | 268 E WEBER CANYON ROAD | OAKLEY | UT | 84055 | 2ND HOME | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.50 | 03/01/03 | 02/01/33 | 2,941.10 | 382,500.00 | 382,268.27 | 382,034.90 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.500 | Full | A- | 520 | 450,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040720 | 0074194176 | DAVID R CORBIN | 478 COUNTY ROAD 312 | IGNACIO | CO | 81137 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 | 03/01/03 | 02/01/33 | 1,470.33 | 202,300.00 | 202,022.05 | 202,022.05 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Limited | A- | 648 | 238,000.00 | 0 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5040787 | 0074194234 | RICHARD O'BYAN | 160 BELLA VISTA AVE | BAY POINT | CA | 94565 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.00 | 03/01/03 | 02/01/33 | 1,975.95 | 297,000.00 | 296,908.76 | 295,908.76 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Stated | AA | 640 | 330,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5040811 | 0074194267 | KATRINA WHITE | 7030 ROSLYN DR | ST LOUIS | MO | 63136 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.30 | 03/01/03 | 02/01/33 | 377.80 | 35,920.00 | 35,910.38 | 35,900.66 | ARM | 5.990 | 18.300 | 12.300 | 1 | 1 | 02/01/05 | PURCHASE | 12.300 | Limited | B | 529 | 44,600.00 | 44900 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040845 | 0074194291 | ESTELA BAUTISTA | 1903 MT STAKES COURT | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 360 | 81.82 | 81.82 | 7.85 | 03/01/03 | 02/01/33 | 3,255.01 | 450,000.00 | 449,688.74 | 449,375.44 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | PURCHASE | 7.850 | Full | A | 613 | 550,000.00 | 550,000.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5040860 | 0074194317 | MARCELLA MALMU | 340 S 7600 EAST | HUNTSVILLE | UT | 84317 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/23 | 548.36 | 50,600.00 | 50,493.68 | 50,439.74 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 648 | 253,000.00 | 253000 | 2 | 12/23/2002 | 237 | 03/01/03 | Group I | | | N |
| 5040928 | 0074194374 | DOLORAS A HEBAS | 1240 KINGSTON ROAD | WIRTZ | VA | 24184 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 | 03/01/03 | 02/01/33 | 805.90 | 83,300.00 | 83,242.87 | 83,242.87 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.200 | Full | B- | 491 | 84,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |



GCB_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 2:54 PM

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.767) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,520.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5040951 | 0074194408 | GREGORIO D MENDEZ | 2717 WENDELL AVENUE | RICHMOND | CA | 94804 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 637.57 | 62,900.00 | 62,849.35 | 62,849.35 | FXD |
| 5041025 | 0074194473 | ALEXANDER BULBULIAN | 2917 E TEAKWOOD PLACE | CHANDLER | AZ | 85248 | OWNER-OCC | PUD | 180 | 20.00 | 98.81 | 11.99 | 03/01/03 | 02/01/18 | 584.45 | 48,723.00 | 48,825.37 | 48,528.77 | FXD |
| 5041033 | 0074194481 | MARIA D LANDAVERDE | 445 MAYELLEN AVENUE | SAN JOSE | CA | 95126 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,026.00 | 325,600.00 | 324,892.33 | 324,892.33 | ARM |
| 5041041 | 0074194499 | MARIA D LANDAVERDE | 445 MAYELLEN AVENUE | SAN JOSE | CA | 95126 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 828.40 | 81,400.00 | 81,204.75 | 81,204.75 | FXD |
| 5041108 | 0074194554 | RODOLFO ORNELAS | 14388 CHRISLAND AVENUE | SAN JOSE | CA | 95127 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 688.89 | 66,600.00 | 66,445.20 | 66,445.20 | FXD |
| 5041132 | 0074194580 | VICTOR LARA | 7441 21ST STREET | SACRAMENTO | CA | 95822 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 352.28 | 34,700.00 | 34,616.75 | 34,574.87 | FXD |
| 5041165 | 0074194614 | JESUS BUCIO | 2218 62ND AVENUE | SACRAMENTO | CA | 95822 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 356.65 | 33,990.00 | 33,952.81 | 33,913.66 | FXD |
| 5041199 | 0074194648 | REBECCA C HANSEN | 614 W ENID AVENUE | MESA | AZ | 85210 | OWNER-OCC | SFR | 360 | 70.90 | 70.90 | 8.40 | 04/01/03 | 03/01/33 | 723.75 | 95,000.00 | 94,941.25 | 94,941.25 | ARM |
| 5041256 | 0074194705 | MICHELLE M PASTORELLO | 1022 SAN LUIS CIR. #718 | DALY CITY | CA | 94014 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 6.40 | 03/01/03 | 02/01/33 | 1,463.69 | 234,000.00 | 233,567.47 | 233,567.47 | ARM |
| 5041322 | 0074194770 | MANDIP S PUREWAL | 991 ALLA AVENUE | CONCORD | CA | 94518 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.60 | 03/01/03 | 02/01/33 | 2,193.60 | 310,875.00 | 310,449.01 | 310,221.50 | ARM |
| 5041355 | 0074194804 | DEANNE DERNHELM | 3820 GREENSTONE ROAD | PLACERVILLE | CA | 95667 | OWNER-OCC | SFR | 360 | 83.87 | 83.87 | 7.05 | 03/01/03 | 02/01/33 | 3,477.00 | 520,000.00 | 519,577.94 | 519,153.40 | ARM |
| 5041389 | 0074194838 | RICHARD L FULLER | 965 E CYPRESS AVE | LOMPOC | CA | 93436 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 1,565.59 | 187,000.00 | 186,907.04 | 186,813.34 | ARM |
| 5041439 | 0074194887 | JESSICA J MILBERT | 6748 HEDGEWOOD DRIVE | SACRAMENTO | CA | 95842 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.10 | 03/01/03 | 02/01/33 | 1,026.57 | 116,000.00 | 115,948.33 | 115,895.84 | ARM |
| 5041462 | 0074194911 | TAMI L EVANS | 204 SUTTER AVENUE | ROSEVILLE | CA | 95678 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.96 | 03/01/03 | 02/01/33 | 1,458.38 | 181,900.00 | 181,787.04 | 181,698.04 | ARM |
| 5041504 | 0074194952 | ROBERT ROBINSON | 6413 S KIMBARK UNIT 2N | CHICAGO | IL | 60637 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 438.94 | 39,940.00 | 39,898.65 | 39,898.65 | FXD |
| 5041570 | 0074194978 | ARTHUR D PRYOR | 1885 MOUNTAIN LAUREL CIR | LITTLETON | CO | 80126 | OWNER-OCC | PUD | 360 | 81.32 | 81.32 | 6.99 | 02/01/03 | 01/01/33 | 2,459.14 | 370,000.00 | 369,390.46 | 369,083.02 | ARM |
| 5041546 | 0074184994 | KABERTHA CRAWFORD | 7113 PRESBURY ST | BALTIMORE | MD | 21217 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 | 03/01/03 | 02/01/33 | 616.76 | 63,750.00 | 63,728.18 | 63,706.22 | FXD |
| 5041629 | 0074195074 | AMY B GILLIAM | 1874 YANCEY ROAD | MARION | NC | 28752 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.80 | 03/01/03 | 02/01/33 | 708.47 | 82,110.00 | 82,073.10 | 82,033.89 | ARM |
| 5041652 | 0074195108 | SINANDRA PAPOS | 7852 SW 12 STREET | DEERFIELD BEACH | FL | 33442 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 7.75 | 02/01/03 | 01/01/33 | 761.19 | 106,250.00 | 106,099.53 | 106,023.57 | ARM |
| 5041686 | 0074195132 | RAYMOND WEBB | 2423 SW TULANE AVENUE | LAWTON | OK | 73505 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.55 | 03/01/03 | 02/01/33 | 428.49 | 40,000.00 | 39,989.87 | 39,979.64 | ARM |
| 5041751 | 0074195199 | ERIC LUDWIG | 8190 E BROOKDALE LANE | ANAHEIM HILLS | CA | 92807 | OWNER-OCC | PUD | 360 | 89.98 | 89.98 | 8.99 | 03/01/03 | 02/01/33 | 3,480.47 | 433,692.00 | 433,215.44 | 433,215.44 | ARM |
| 5041793 | 0074195231 | WILLIAM C ROLLS JR | 131 UNION AVE | STATEN ISLAND | NY | 10303 | NON OWNER | 2-4 UNITS | 180 | 55.22 | 55.22 | 6.38 | 03/01/03 | 02/01/18 | 1,097.60 | 127,000.00 | 126,577.09 | 126,151.93 | FXD |
| 5041819 | 0074185258 | ROSS MILES | 2609 NE STROUGHTON RD | LA CENTER | WA | 98629 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.13 | 02/01/03 | 01/01/33 | 4,678.61 | 770,000.00 | 768,499.38 | 767,743.32 | FXD |
| 5041850 | 0074185298 | JONATHAN MOORE | 120 DAKOTA TRAIL | ROCKWOOD | TN | 37854 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.95 | 03/01/03 | 02/01/33 | 657.90 | 64,200.00 | 64,181.42 | 64,162.66 | ARM |
| 5041868 | 0074195306 | NANCY A RICHARDS | 12 VAL VERDE | ANGEL FIRE | NM | 87710 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 1,022.15 | 112,200.00 | 112,200.00 | 112,154.93 | ARM |
| 5041884 | 0074195322 | RAFFY K MALAKIAN | 10057 CARRILLO AVE | MONTCLAIR | CA | 91763 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 402.29 | 39,000.00 | 38,883.40 | 38,883.40 | FXD |
| 5041900 | 0074195348 | JAMES C STRANGE | 7810 UNION HILL ROAD | PARROTTSVILLE | TN | 37843 | OWNER-OCC | MANU/MOBIL | 360 | 75.00 | 75.00 | 10.80 | 03/01/03 | 02/01/33 | 829.13 | 87,125.00 | 87,100.00 | 87,074.77 | ARM |
| 5041918 | 0074195355 | LOIS C ROBINSON | 22114 CHESTERWICK DRIVE | KATY | TX | 77450 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.05 | 03/01/03 | 02/01/33 | 2,273.46 | 340,000.00 | 339,724.04 | 339,446.46 | ARM |
| 5041926 | 0074195363 | JAMES D HAMBY | 259 PARDUE STREET | JONESVILLE | NC | 28642 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.50 | 03/01/03 | 02/01/33 | 843.38 | 100,300.00 | 100,250.66 | 100,200.93 | ARM |
| 5041975 | 0074195405 | GARY R HANEY | 2119 ECHO RD | STOW | OH | 44224 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 1,352.10 | 161,500.00 | 161,419.71 | 161,338.79 | ARM |
| 5042031 | 0074195462 | VICTOR MEJIA | 15 W 210 BLUFF ROAD | LEMONT | IL | 60439 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.15 | 03/01/03 | 02/01/33 | 1,296.88 | 174,250.00 | 174,136.59 | 174,022.41 | ARM |
| 5042056 | 0074195470 | RICHARD A BECKETT | 1801 N 39TH AVE | HOLLYWOOD | FL | 33021 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.30 | 03/01/03 | 02/01/33 | 1,372.66 | 152,550.00 | 152,486.71 | 152,422.87 | ARM |
| 5042080 | 0074195504 | WILLIAM SEEGER | 9336 N PORT WASHINGTON ROAD | BAYSIDE | WI | 53217 | NON OWNER | SFR | 360 | 52.45 | 52.45 | 12.60 | 03/01/03 | 02/01/33 | 889.03 | 92,000.00 | 91,976.97 | 91,953.70 | ARM |
| 5042107 | 0074195611 | NELLIE I CLEMENTE | 133 WALTERS AVE | WERNERSVILLE | PA | 19565 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.75 | 02/01/03 | 01/01/33 | 658.58 | 70,550.00 | 70,496.62 | 70,468.57 | ARM |
| 5042205 | 0074195629 | JOSE CRUZ | 1140 DAFFODIL STREET | CORONA | CA | 92882 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 11.75 | 02/01/03 | 01/01/23 | 422.65 | 39,000.00 | 38,893.79 | 38,851.48 | FXD |
| 5042239 | 0074195652 | ROY L HAWKINS | 4254 GURNEY STREET | BATON ROUGE | LA | 70805 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 12.75 | 03/01/03 | 02/01/33 | 448.27 | 41,250.00 | 41,240.01 | 41,229.92 | FXD |
| 5042247 | 0074195660 | DAVID A HUFF | 855 PINKERTON LANE | ZANESVILLE | OH | 43701 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.48 | 03/01/03 | 02/01/33 | 1,396.70 | 153,000.00 | 152,938.88 | 152,877.19 | ARM |
| 5042296 | 0074195702 | LAWRENCE ANDERSON | 2520 LEE AVENUE SOUTHWEST | BIRMINGHAM | AL | 35211 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 03/01/03 | 02/01/33 | 567.60 | 62,050.00 | 62,024.94 | 62,000.06 | ARM |
| 5042353 | 0074195769 | ROY L HAWKINS | 7152 CHISHOLM AVENUE | BATON ROUGE | LA | 70811 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.95 | 03/01/03 | 02/01/33 | 938.38 | 91,375.00 | 91,348.56 | 91,321.86 | FXD |
| 5042403 | 0074195819 | MICHAEL E ORIC | 4308 14TH AVE | CHATTANOOGA | TN | 37407 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 03/01/03 | 02/01/33 | 524.08 | 55,250.00 | 55,229.16 | 55,209.05 | FXD |
| 5042437 | 0074195843 | JAMES DURKIN | 4 TWIG CT | LAKE GROVE | NY | 11755 | OWNER-OCC | SFR | 360 | 51.25 | 51.25 | 8.55 | 03/01/03 | 02/01/33 | 1,266.84 | 164,000.00 | 163,901.90 | 163,801.90 | FXD |
| 5042460 | 0074195878 | PATRICIA D BUFFUM | 14113 VIRGINIA ST | OMAHA | NE | 68138 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 03/01/03 | 02/01/33 | 833.09 | 81,600.00 | 81,576.12 | 81,552.00 | ARM |
| 5042478 | 0074195884 | FRANK J SMITH | 1549 PEARSON AVENUE SW | BIRMINGHAM | AL | 35211 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.05 | 03/01/03 | 02/01/33 | 558.37 | 58,400.00 | 58,379.40 | 58,358.61 | ARM |
| 5042577 | 0074195983 | CHARLES R SABLATURA | 2618 W 49 1/2 STREET | AUSTIN | TX | 78731 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.75 | 02/01/03 | 01/01/18 | 395.50 | 33,400.00 | 33,262.41 | 33,182.60 | FXD |
| 5042601 | 0074196015 | ROBERT HARRIS | 239 NE 189TH AVE | PORTLAND | OR | 97230 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 362.34 | 38,200.00 | 38,146.04 | 38,093.65 | FXD |
| 5042650 | 0074196064 | WESLEY SMITH | 3850 FAXON AVE | MEMPHIS | TN | 38122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 03/01/03 | 02/01/33 | 456.87 | 48,670.00 | 48,632.00 | 48,613.65 | ARM |
| 5042692 | 0074196106 | MERCEDES T CORTEZ | 1625 102ND AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 360 | 72.87 | 72.87 | 10.70 | 03/01/03 | 02/01/33 | 1,710.70 | 184,000.00 | 183,929.97 | 183,859.31 | ARM |
| 5042768 | 0074196183 | ALBERTA EVANS | 5512 MANOWAR STRETCH DR | DEL VALLE | TX | 78617 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.05 | 03/01/03 | 02/01/33 | 706.52 | 105,661.00 | 105,575.24 | 105,488.97 | ARM |
| 5042791 | 0074196205 | JOHN H HERRON II | 203 SALEM STREET | THOMASVILLE | NC | 27360 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.99 | 03/01/03 | 02/01/33 | 1,119.04 | 139,200.00 | 139,047.03 | 139,047.03 | ARM |
| 5042833 | 0074196247 | RODOLFO TRUJILLO | 1161 64TH AVENUE | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.80 | 03/01/03 | 02/01/33 | 1,539.51 | 178,425.00 | 178,245.27 | 178,245.27 | ARM |
| 5042874 | 0074196288 | ALEXANDRE P PIMENTEL | 1431 VIA SAN JUAN | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 770.08 | 70,800.00 | 70,655.94 | 70,655.94 | FXD |
| 5042965 | 0074196379 | LINSY M CANELON | 168 WESTMOOR BEND | ORLANDO | FL | 32835 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.89 | 02/01/03 | 01/01/33 | 878.10 | 119,820.00 | 119,670.70 | 119,670.70 | ARM |
| 5042973 | 0074196387 | DALE L CASTLE | 19091 YANKEE RD | MORLEY | MI | 49336 | OWNER-OCC | MANU/MOBIL | 360 | 70.00 | 70.00 | 8.40 | 03/01/03 | 02/01/33 | 415.87 | 54,600.00 | 54,532.22 | 54,532.22 | ARM |
| 5042989 | 0074196403 | CRENE H WALSH | 9344 BALBOA BLVD | NORTHRIDGE | CA | 91325 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.46 | 03/01/03 | 02/01/33 | 1,759.87 | 210,000.00 | 209,885.83 | 209,790.84 | ARM |
| 5043005 | 0074196411 | GLADYS SIMPSON | 822 W COLLEGE PKWY | CHICAGO | IL | 60607 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 8.55 | 04/01/03 | 03/01/33 | 4,665.09 | 652,500.00 | 652,500.00 | 652,231.09 | FXD |
| 5043013 | 0074196429 | HORACE R GONZALEZ JR | 6666 DEL PLAYA DRIVE | GOLETA | CA | 93117 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 6.15 | 02/01/03 | 01/01/33 | 2,741.53 | 450,000.00 | 449,127.21 | 448,687.46 | ARM |
| 5043039 | 0074196445 | RONALD BIANCO | 17828 WALLINGFORD AVENUE N | SHORELINE | WA | 98133 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 570.56 | 56,200.00 | 56,065.20 | 56,065.20 | FXD |
| 5043062 | 0074196478 | DANNA S JETT | 610 N FIRST STREET | MIDLOTHIAN | TX | 76065 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.65 | 03/01/03 | 02/01/33 | 798.21 | 112,500.00 | 112,137.44 | 112,137.44 | FXD |
| 5043070 | 0074196486 | DAVID E SEARS | 705 S ELM | LUSK | WY | 82225 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.35 | 03/01/03 | 02/01/33 | 244.56 | 37,250.00 | 37,229.85 | 37,208.56 | ARM |
| 5043105 | 0074196536 | JOSE NUNEZ | 1202 N 430 EAST | OGDEN | UT | 84404 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 02/01/03 | 01/01/23 | 290.89 | 28,200.00 | 28,134.45 | 28,101.22 | FXD |
| 5043252 | 0074196593 | PAUL J SPEED | 1100 COLINA RODANTE | SAN CLEMENTE | CA | 92673 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.00 | 03/01/03 | 02/01/33 | 4,189.93 | 631,280.00 | 630,762.54 | 630,242.06 | ARM |
| 5043260 | 0074196601 | ROBERT A SCHMIDT | 1656 BENCH ROAD | MONTPELIER | ID | 83254 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.40 | 03/01/03 | 02/01/33 | 557.37 | 80,500.00 | 80,438.05 | 80,377.72 | FXD |
| 5043278 | 0074196619 | ALBERTO OCANA | 3635 CYPRESS AVE | EL MONTE | CA | 91731 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 377.51 | 39,800.00 | 39,745.87 | 39,691.30 | FXD |
| 5043338 | 0074196675 | DANIEL S BENNISH | 2028 S BARRINGTON AVE D | LOS ANGELES | CA | 90025 | OWNER-OCC | CONDO | 360 | 77.06 | 77.06 | 6.00 | 02/01/03 | 01/01/33 | 2,518.11 | 420,000.00 | 418,738.39 | 418,739.39 | ARM |
| 5043351 | 0074196692 | AMANDA TAYLOR | LOT 7 WILLIE GRAY ROAD | TIMBERLAKE | NC | 27583 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 214.05 | 20,400.00 | 20,377.20 | 20,354.15 | FXD |
| 5043419 | 0074196759 | DANIEL ELLERSON | 1639 S VICTORIA AVENUE | LOS ANGELES | CA | 90019 | NON OWNER | PUD | 360 | 76.19 | 76.19 | 9.60 | 03/01/03 | 02/01/33 | 3,451.32 | 400,000.00 | 399,809.35 | 399,623.14 | ARM |
| 5043435 | 0074196775 | ALBERTO MARTINEZ | 1321 SANDIA STREET | CORONA | CA | 92882 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.50 | 03/01/03 | 02/01/33 | 1,716.27 | 223,200.00 | 222,928.60 | 222,928.60 | ARM |
| 5043468 | 0074196809 | CHRISTINA TORRES | 11168 MONTLAKE DRIVE | RIVERSIDE | CA | 92505 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 464.98 | 45,800.00 | 45,690.13 | 45,634.48 | FXD |
| 5043518 | 0074196858 | JEFFREY LEWIS | 6590 HOLLYWOOD BOULEVARD | LOS ANGELES | CA | 90068 | OWNER-OCC | SFR | 360 | 75.58 | 75.58 | 6.00 | 02/01/03 | 01/01/33 | 3,897.08 | 650,000.00 | 648,702.60 | 648,049.03 | ARM |
| 5043096 | 0074196873 | MARCELO VELEZ | 11447 CORAL HILLS DR | DALLAS | TX | 75229 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 231.08 | 22,400.00 | 22,374.09 | 22,347.84 | FXD |
| 5043187 | 0074197021 | HENRY O MEITZEN | 6421 BRAZOS CIR | THE COLONY | TX | 75056 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/18 | 602.07 | 53,000.00 | 52,883.32 | 52,765.57 | FXD |
| 5043617 | 0074197062 | ROBERT L SMITH | 3221 LITTLE STREAM STREET | LAS VEGAS | NV | 89135 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 367.00 | 33,200.00 | 33,123.50 | 33,046.33 | FXD |
| 5043658 | 0074197104 | PAUL ELLIA | 7503 REGENCY GLEN DRIVE | FREDERICKSBURG | VA | 22407 | OWNER-OCC | SFR | 360 | 80.84 | 80.84 | 10.85 | 03/01/03 | 02/01/33 | 1,479.74 | 157,250.00 | 157,192.06 | 157,133.80 | ARM |
| 5043682 | 0074197138 | EMAD I OBADI | 128 SPRAY AVE | MONTEREY | CA | 93940 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 6.25 | 03/01/03 | 02/01/33 | 2,441.32 | 396,500.00 | 396,123.78 | 395,745.60 | ARM |
| 5043732 | 0074197167 | CLIFFORD TAYLOR | 2834 POTOMAC | ST. LOUIS | MO | 63118 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 11.40 | 03/01/03 | 02/01/33 | 550.30 | 56,000.00 | 55,963.23 | 55,963.23 | ARM |
| 5043773 | 0074197229 | ROGER EUBANK | 1801 ALTURA BOULEVARD | AURORA | CO | 80011 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.35 | 02/01/03 | 01/01/33 | 1,279.65 | 168,750.00 | 168,644.57 | 168,431.50 | ARM |
| 5043815 | 0074197260 | ROBERT E SMITH | 826 SOUTHPARK RD | HIGHLANDS RANCH | CO | 80126 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.26 | 02/01/03 | 01/01/33 | 1,352.28 | 180,000.00 | 179,769.65 | 179,653.29 | ARM |
| 5043864 | 0074197310 | RAUL DENA | 2472 VALLE VERDE DR | MERCEDES | TX | 78570 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 176.63 | 16,300.00 | 16,282.85 | 16,265.74 | FXD |
| 5043914 | 0074197368 | SUZANNE CROUCH | 128 SHADECREST DRIVE | MAULDIN | SC | 29662 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.10 | 03/01/03 | 02/01/33 | 687.09 | 66,300.00 | 66,282.70 | 66,282.70 | ARM |
| 5043948 | 0074197392 | LESLIE NELSON | 6406 BIRMINGHAM DRIVE | AUSTIN | TX | 78748 | OWNER-OCC | SFR | 360 | 91.85 | 91.85 | 8.55 | 03/01/03 | 02/01/33 | 922.32 | 119,400.00 | 119,328.41 | 119,256.30 | FXD |
| 5043963 | 0074197419 | JERRY R THOMPSON | 2318 WINDING VIEW | SAN ANTONIO | TX | 78258 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.73 | 03/01/03 | 02/01/33 | 2,587.75 | 400,000.00 | 399,305.90 | 399,305.90 | FXD |
| 5044286 | 0074197528 | JOHNNIE MORANT | 532 JERSEY AVE | JERSEY CITY | NJ | 7302 | NON OWNER | 2-4 UNITS | 360 | 56.88 | 56.88 | 9.95 | 03/01/03 | 02/01/33 | 2,709.03 | 310,000.00 | 310,000.00 | 309,721.62 | ARM |
| 5044183 | 0074197625 | SALVADOR URDANAVIA | 9176 FONTAINEBLEAU BLVD | MIAMI | FL | 33172 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 1,061.04 | 119,000.00 | 118,949.56 | 118,898.69 | ARM |
| 5044282 | 0074197724 | DAMIER M XANDRINE | 34 VIA BELLAGIO | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.85 | 02/01/03 | 01/01/33 | 2,158.00 | 385,800.00 | 384,870.34 | 384,670.34 | ARM |
| 5044318 | 0074197740 | HANZEL MENDEZ | 1412 S AMBERWICK LANE | ANAHEIM | CA | 92804 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 730.97 | 72,000.00 | 72,000.00 | 71,914.03 | FXD |
| 5044359 | 0074197781 | MIGUEL RAZO | 4821 BUDDY OWENS | MCALLEN | TX | 78504 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 6.90 | 03/01/03 | 02/01/18 | 643.14 | 72,000.00 | 71,770.66 | 71,540.40 | FXD |
| 5044375 | 0074197807 | ROBERT PRASCIUNAS | 6016 6020 BERNE CIRCLE | EDINA | MN | 55436 | OWNER-OCC | 2-4 UNITS | 360 | 70.00 | 70.00 | 8.25 | 03/01/03 | 02/01/33 | 3,418.27 | 455,000.00 | 454,676.13 | 454,385.77 | ARM |
| 5044383 | 0074197815 | DONALD A TRAVIS | 3317 S HIGHLANDS BOULEVARD | WEST RICHLAND | WA | 99353 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.83 | 04/01/03 | 03/01/33 | 1,616.20 | 209,600.00 | 209,600.00 | 209,504.27 | ARM |
| 5044391 | 0074197823 | RICHARD O HEMBINGER | 645 N 21ST ST | SPRINGFIELD | OR | 97477 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.95 | 03/01/03 | 02/01/33 | 822.38 | 80,250.00 | 80,226.78 | 80,203.33 | ARM |
| 5044474 | 0074197900 | DAMIER M XANDRINE | 34 VIA BELLAGIO | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 02/01/03 | 01/01/23 | 867.42 | 91,450.00 | 91,073.78 | 91,073.78 | FXD |
| 5044490 | 0074197922 | KARIM HARRIED | 5508 CRAIG AVENUE | BALTIMORE | MD | 21212 | NON OWNER | SFR | 180 | 75.00 | 75.00 | 8.00 | 03/01/03 | 02/01/18 | 623.57 | 65,250.00 | 65,061.43 | 64,871.60 | FXD |
| 5044518 | 0074197948 | ROBERT C TURNER JR | 615 PERQUE PLAZA | WASHINGTON C.H. | OH | 43160 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 03/01/03 | 02/01/33 | 695.87 | 70,550.00 | 70,527.19 | 70,504.17 | ARM |
| 5044540 | 0074197971 | MICHAEL L BALLARD | 220 STARBOARD AVENUE | ROCKPORT | TX | 78382 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.25 | 03/01/03 | 02/01/33 | 1,048.95 | 100,100.00 | 100,100.00 | 100,045.53 | ARM |
| 5044557 | 0074197989 | KARIM HARRIED | 4102 BALFERN AVE | BALTIMORE | MD | 21213 | NON OWNER | TOWNHOUSE | 360 | 75.00 | 75.00 | 6.75 | 03/01/03 | 02/01/33 | 330.79 | 51,000.00 | 50,956.09 | 50,811.93 | FXD |
| 5044581 | 0074198011 | DOUGLAS W JONES | 3301 E BOND STREET | PAHRUMP | NV | 89048 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 | 02/01/33 | 851.79 | 93,500.00 | 93,500.00 | 93,424.55 | ARM |
| 5044607 | 0074198037 | HOMER C BARNES | 3335 BURTON LOOP RD | ALTOONA | AL | 35952 | OWNER-OCC | MANU/MOBIL | 360 | 72.10 | 72.10 | 11.05 | 03/01/03 | 02/01/33 | 731.42 | 76,500.00 | 76,445.78 | 76,445.78 | ARM |
| 5044658 | 0074198088 | CLAUDE D ANDERSON | 1200 S COWEN STREET | GARRETT | IN | 46738 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.30 | 03/01/03 | 02/01/33 | 827.84 | 92,000.00 | 91,923.33 | 91,923.33 | ARM |
| 5044708 | 0074198136 | VERA GALINDO | 1784 CRANE RIDGE LANE | SAN JOSE | CA | 95121 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.30 | 03/01/03 | 02/01/33 | 6,343.57 | 767,700.00 | 767,305.66 | 766,908.78 | ARM |
| 5044755 | 0074198185 | MOISES B SILVA | 2120 JORDONILLO STREET | ESCALON | CA | 95320 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 03/01/03 | 02/01/33 | 1,905.17 | 222,700.00 | 222,594.89 | 222,489.13 | ARM |
| 5044783 | 0074198153 | ISRAEL ALVAREZ | 613 MIDDLECOFF AVENUE | MODESTO | CA | 95351 | OWNER-OCC | SFR | 360 | 68.14 | 68.14 | 7.00 | 03/01/03 | 02/01/33 | 850.26 | 127,800.00 | 127,589.87 | 127,589.87 | ARM |
| 5044870 | 0074198300 | CHRISTOPHER M MANGRUM | 20000 OLD SANTA CRUZ HWY | LOS GATOS | CA | 95033 | OWNER-OCC | SFR | 360 | 79.82 | 79.82 | 5.24 | 03/01/03 | 02/01/33 | 2,465.58 | 447,000.00 | 446,486.32 | 445,970.40 | ARM |
| 5044904 | 0074198334 | EMMA E SANCHEZ | 1299 S SABLE BOULEVARD | AURORA | CO | 80012 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.25 | 02/01/03 | 01/01/23 | 251.83 | 24,000.00 | 23,918.75 | 23,918.75 | FXD |
| 5044912 | 0074198342 | PAUL J SPEED | 1100 COLINA RODANTE | SAN CLEMENTE | CA | 92673 | OWNER-OCC | PUD | 240 | 10.00 | 90.00 | 11.99 | 03/01/03 | 02/01/23 | 868.32 | 78,910.00 | 78,830.12 | 78,749.44 | FXD |
| 5044938 | 0074198367 | MELODY MOMOA | 560 EDEN STREET | GILROY | CA | 95020 | OWNER-OCC | SFR | 360 | 78.71 | 78.71 | 9.20 | 03/01/03 | 02/01/33 | 2,764.31 | 337,500.00 | 337,323.19 | 337,145.02 | ARM |
| 5045000 | 0074198433 | GABRIEL B DESMOND | 56 MAIN STREET | SOUTH SALEM | NY | 10590 | OWNER-OCC | SFR | 360 | 78.78 | 78.78 | 6.88 | 03/01/03 | 02/01/33 | 3,284.85 | 500,000.00 | 499,578.93 | 499,157.46 | FXD |
| 5045034 | 0074198468 | SHEILA BREWINGTON | 100 BRIGHTLEAF CT | ANGIER | NC | 27501 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 03/01/03 | 02/01/33 | 1,548.20 | 180,200.00 | 180,115.93 | 180,031.17 | ARM |
| 5045067 | 0074198490 | TOMMY DIAZ | 827 ALPHA ROAD | TURLOCK | CA | 95380 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 03/01/03 | 02/01/33 | 1,221.68 | 178,200.00 | 178,038.00 | 177,899.37 | FXD |

| LOAN NUMBER | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PPP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5040951 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 710 | 314,000.00 | 314,000.00 | 2 | 1/6/2003 | 238 | 04/01/03 | Group II | | | N |
| 5041025 | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Stated | A | 638 | 247,900.00 | 243,616.00 | 2 | 1/10/2003 | 178 | 03/01/03 | Group II | | | N |
| 5041033 | 5.750 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 703 | 408,000.00 | 407000 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5041041 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 703 | 408,000.00 | 407,000.00 | 2 | 1/14/2003 | 238 | 04/01/03 | Group II | | | N |
| 5041108 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 667 | 355,000.00 | 333,000.00 | 2 | 1/17/2003 | 238 | 04/01/03 | Group II | | | N |
| 5041132 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 642 | 176,000.00 | 173500 | 2 | 1/9/2003 | 237 | 03/01/03 | Group I | | | N |
| 5041165 | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 625 | 169,850.00 | 169,950.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5041199 | 5.990 | 14.400 | 8.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.400 | Full | B | 552 | 134,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5041256 | 4.990 | 13.400 | 6.400 | 1 | 1 | 02/01/05 | PURCHASE | 6.400 | Full | A | 647 | 260,000.00 | 260000 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5041322 | 4.990 | 13.600 | 7.600 | 1 | 1 | 02/01/05 | PURCHASE | 7.600 | Full | A | 620 | 370,000.00 | 365,500.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041355 | 4.990 | 13.050 | 7.050 | 1 | 1 | 02/01/05 | PURCHASE | 7.050 | Stated | A | 647 | 670,000.00 | 620,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041389 | 5.990 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.450 | Full | B | 512 | 220,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041439 | 6.250 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | PURCHASE | 10.100 | Full | B- | 524 | 203,000.00 | 145,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041462 | 5.750 | 14.960 | 8.960 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.960 | Full | A- | 490 | 214,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041504 | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 638 | 200,000.00 | 199,900.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group I | | | N |
| 5041570 | 4.990 | 12.990 | 6.990 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.990 | Full | A | 624 | 455,000.00 | 0 | 1 | 12/26/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041546 | 0.000 | 11.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.200 | Full | B- | 517 | 75,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5041629 | 5.990 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | B | 559 | 96,600.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041652 | 5.750 | 13.750 | 7.750 | 1 | 1 | 01/01/05 | REFI-NO CASHOUT | 7.750 | Full | A- | 538 | 125,000.00 | 0 | 1 | 1/8/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041686 | 6.250 | 18.550 | 12.550 | 1 | 1 | 02/01/05 | PURCHASE | 12.550 | Full | B- | 572 | 51,000.00 | 50000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041751 | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | PURCHASE | 8.990 | Full | A- | 538 | 482,000.00 | 482000 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5041793 | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.375 | Stated | AA | 650 | 230,000.00 | 0.00 | 1 | 1/17/2003 | 178 | 03/01/03 | Group II | | | N |
| 5041819 | 0.000 | 7.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.125 | Full | A | 643 | ########## | 0.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | | | N |
| 5041850 | 6.250 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | PURCHASE | 11.950 | Full | B- | 500 | 100,000.00 | 80250 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041868 | 6.750 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Limited | A- | 618 | 132,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041884 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 641 | 200,000.00 | 195000 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 5041900 | 5.990 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Stated | B | 550 | 89,500.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041918 | 4.990 | 13.050 | 7.050 | 3 | 1 | 02/01/06 | PURCHASE | 7.050 | Stated | A | 609 | 430,000.00 | 425,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041926 | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 518 | 118,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041975 | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.450 | Full | A- | 479 | 190,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042031 | 4.990 | 14.150 | 8.150 | 1 | 1 | 02/01/05 | PURCHASE | 8.150 | Stated | A | 617 | 207,000.00 | 205000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042056 | 5.750 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.300 | Full | A- | 488 | 169,500.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042080 | 6.750 | 18.600 | 12.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.600 | Full | D | 564 | 175,400.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042107 | 6.250 | 16.750 | 10.750 | 1 | 1 | 01/01/05 | PURCHASE | 10.750 | Full | B- | 518 | 85,000.00 | 83,000.00 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042205 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 644 | 260,000.00 | 260,000.00 | 2 | 12/27/2002 | 237 | 03/01/03 | Group II | | | N |
| 5042239 | 0.000 | 12.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.750 | Full | B- | 494 | 55,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | | | N |
| 5042247 | 6.250 | 16.475 | 10.475 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.475 | Full | B- | 524 | 180,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042296 | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 504 | 73,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042353 | 0.000 | 11.950 | 0.000 | 0 | 0 | | PURCHASE | 11.950 | Full | B- | 494 | 108,000.00 | 107,500.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group I | | | N |
| 5042403 | 0.000 | 10.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.950 | Full | B | 490 | 65,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5042437 | 0.000 | 8.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.550 | Full | B | 593 | 320,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | | | N |
| 5042460 | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.900 | Full | C | 506 | 102,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042478 | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.050 | Full | C | 576 | 73,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042577 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | A | 603 | 200,000.00 | 167,000.00 | 2 | 12/31/2002 | 177 | 03/01/03 | Group I | | | N |
| 5042601 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 685 | 191,000.00 | 191000 | 2 | 1/9/2003 | 238 | 03/01/03 | Group I | | | N |
| 5042650 | 5.750 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | PURCHASE | 10.850 | Full | A- | 610 | 64,500.00 | 54,300.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042692 | 5.750 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Stated | A- | 470 | 252,500.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042768 | 4.990 | 13.050 | 7.050 | 1 | 1 | 02/01/05 | PURCHASE | 7.050 | Stated | A | 655 | 133,000.00 | 132,076.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5042791 | 5.990 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | B | 506 | 174,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5042833 | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Stated | C | 549 | 274,500.00 | 0.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5042874 | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 619 | 355,000.00 | 354,000.00 | 2 | 1/10/2003 | 238 | 04/01/03 | Group II | | | N |
| 5042965 | 5.990 | 13.890 | 7.890 | 1 | 1 | 01/01/05 | PURCHASE | 7.890 | Full | B | 642 | 150,000.00 | 149,900.00 | 1 | 1/2/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5042973 | 5.990 | 14.400 | 8.400 | 3 | 1 | 02/01/08 | REFI-CASHOUT | 8.400 | Full | B | 544 | 78,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5042989 | 6.750 | 15.460 | 9.460 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.460 | Limited | C | 550 | 300,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043005 | 0.000 | 8.550 | 0.000 | 0 | 0 | | PURCHASE | 8.550 | Full | B | 642 | 650,000.00 | 687,832.30 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | | | N |
| 5043013 | 4.990 | 12.150 | 6.150 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.150 | Stated | A | 734 | 600,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043039 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 689 | 285,000.00 | 281,000.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group I | | | N |
| 5043062 | 0.000 | 7.650 | 0.000 | 0 | 0 | | PURCHASE | 7.650 | Stated | AA | 655 | 129,000.00 | 125,000.00 | 1 | 1/6/2003 | 358 | 04/01/03 | Group II | | | N |
| 5043070 | 5.990 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.350 | Stated | B | 645 | 43,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043105 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 680 | 141,000.00 | 141,000.00 | 2 | 12/20/2002 | 237 | 03/01/03 | Group I | | | N |
| 5043252 | 4.990 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | PURCHASE | 7.000 | Full | A | 602 | 790,000.00 | 789100 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043260 | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.400 | Stated | A | 644 | 115,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group I | | | N |
| 5043278 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 728 | 199,000.00 | 199,000.00 | 2 | 1/9/2003 | 238 | 03/01/03 | Group I | | | N |
| 5043338 | 4.990 | 12.000 | 6.000 | 1 | 1 | 01/01/05 | REFI-CASHOUT | 6.000 | Stated | A | 682 | 545,000.00 | 0.00 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5043351 | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 638 | 102,000.00 | 102,000.00 | 2 | 1/10/2003 | 238 | 03/01/03 | Group II | | | N |
| 5043419 | 5.990 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.600 | Full | B | 488 | 525,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043435 | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 509 | 248,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5043468 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 681 | 229,000.00 | 229,000.00 | 2 | 1/8/2003 | 237 | 03/01/03 | Group II | | | N |
| 5043518 | 4.250 | 12.000 | 6.000 | 1 | 1 | 01/01/05 | PURCHASE | 6.000 | Stated | AA | 685 | 860,000.00 | 860000 | 1 | 12/23/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043096 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 680 | 115,000.00 | 112000 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5043187 | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Full | A | 674 | 288,500.00 | 265,000.00 | 2 | 1/8/2003 | 178 | 03/01/03 | Group II | | | N |
| 5043617 | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 745 | 166,000.00 | 166,000.00 | 2 | 1/15/2003 | 178 | 03/01/03 | Group I | | | N |
| 5043658 | 6.250 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.850 | Full | B- | 537 | 185,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043682 | 4.990 | 12.250 | 6.250 | 3 | 1 | 02/01/08 | REFI-CASHOUT | 6.250 | Stated | A | 643 | 610,000.00 | 0.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043732 | 5.990 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | PURCHASE | 11.400 | Full | B | 477 | 70,000.00 | 70000 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5043773 | 5.990 | 14.350 | 8.350 | 1 | 1 | 01/01/05 | PURCHASE | 8.350 | Stated | B | 641 | 225,000.00 | 225,000.00 | 1 | 12/30/2002 | 357 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5043815 | 5.750 | 14.250 | 8.250 | 1 | 1 | 01/01/05 | PURCHASE | 8.250 | Stated | A- | 517 | 225,000.00 | 225000 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5043864 | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 656 | 81,500.00 | 81500 | 2 | 1/8/2003 | 238 | 03/01/03 | Group II | | | N |
| 5043914 | 6.750 | 18.100 | 12.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.100 | Full | D | 518 | 102,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5043948 | 0.000 | 8.550 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.550 | Stated | AA | 640 | 130,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5043963 | 0.000 | 6.725 | 0.000 | 0 | 0 | | PURCHASE | 6.725 | Stated | A | 760 | 525,000.00 | 500,000.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | | | N |
| 5044286 | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Stated | B | 518 | 545,000.00 | 0 | 1 | 1/23/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5044183 | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B | 507 | 140,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044282 | 4.990 | 11.850 | 5.850 | 1 | 1 | 01/01/05 | PURCHASE | 5.850 | Full | A | 684 | 480,000.00 | 457252 | 1 | 12/31/2002 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5044318 | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 685 | 360,000.00 | 365,000.00 | 2 | 2/28/2003 | 239 | 03/01/03 | Group II | | | N |
| 5044359 | 0.000 | 6.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.900 | Stated | A | 704 | 90,000.00 | 0.00 | 1 | 1/13/2003 | 178 | 03/01/03 | Group II | | | N |
| 5044375 | 5.990 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.250 | Stated | B | 560 | 641,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044383 | 6.750 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Full | C | 519 | 262,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044391 | 6.750 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.950 | Full | C | 515 | 107,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044474 | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 684 | 460,000.00 | 457252 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5044490 | 0.000 | 8.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.000 | Stated | A | 682 | 87,000.00 | 0.00 | 1 | 1/13/2003 | 178 | 03/01/03 | Group II | | | N |
| 5044518 | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 487 | 83,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044540 | 6.750 | 18.250 | 12.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.250 | Full | D | 508 | 154,000.00 | 0 | 1 | 1/22/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5044557 | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.750 | Stated | AA | 662 | 68,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5044581 | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.450 | Full | B | 512 | 110,000.00 | 0 | 1 | 1/27/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5044607 | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.050 | Full | C | 506 | 106,105.00 | 0.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5044658 | 6.750 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | PURCHASE | 10.300 | Full | C | 564 | 118,000.00 | 115000 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5044708 | 4.990 | 15.300 | 9.300 | 1 | 1 | 02/01/05 | PURCHASE | 9.300 | Full | A- | 580 | 853,000.00 | 853123 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044755 | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | PURCHASE | 9.700 | Full | B | 509 | 262,000.00 | 262,000.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044783 | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Stated | AA | 655 | 145,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5044870 | 4.990 | 11.240 | 5.240 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.240 | Full | A | 631 | 560,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044904 | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 621 | 125,000.00 | 120,000.00 | 2 | 12/31/2002 | 237 | 04/01/03 | Group II | | | N |
| 5044912 | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 604 | 790,000.00 | 789,100.00 | 2 | 1/7/2003 | 238 | 03/01/03 | Group II | | | N |
| 5044938 | 5.990 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.200 | Full | B | 492 | 440,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045000 | 0.000 | 12.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | A | 665 | 660,000.00 | 0 | 1 | 1/20/2003 | 358 | 03/01/03 | Group II | | | N |
| 5045034 | 5.750 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Full | A- | 515 | 212,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045067 | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 642 | 198,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7351
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY |
|---|---|---|---|---|
| 5045091 | 0074188518 | ADRIAN YRACHETA | 4770 BENITO STREET | MONTCLAIR |
| 5045133 | 0074188557 | MICHAEL L HAINES | 1212 ALOMA AVENUE | WINTER PARK |
| 5045182 | 0074188807 | JAVIER MORALES | 508 RICHMOND AVENUE | SAN JOSE |
| 5045257 | 0074188872 | DONATUS O OGU | 4400 OLD COURSE DRIVE | CHARLOTTE |
| 5045265 | 0074188880 | JEFFREY LINK | 1042 E REMINGTON PARK DRIVE | TERRELL |
| 5045372 | 0074188787 | LOLITA B NACAR | 486 TAYLOR DR | MILPITAS |
| 5045408 | 0074188821 | ROBERT C MOREHOUSE | 1408 WOODMONT WAY | STOCKTON |
| 5045414 | 0074188839 | LANCE D BARTELS | 343 SAN JUAN DR | MODESTO |
| 5045440 | 0074188882 | LEONARD M TRAYNUM | 110 AMBROSE ROAD | PELZER |
| 5045455 | 0074188870 | LUISITO SOLOMON | 8827 LASAINE AVENUE | LOS ANGELES |
| 5045483 | 0074188888 | EMMA J LINT | 7305 32ND AVE | ATKINS |
| 5045521 | 0074188948 | BROOKE ARMSTRONG | 784-798 MOULTRIE STREET | SAN FRANCISCO |
| 5045539 | 0074188853 | KEVIN L JOHNSON | 42146 CHESTNUT DRIVE | TEMECULA |
| 5045554 | 0074188979 | CORDELIA L JOHNSON | 4873 MALPASS CORNER ROAD | BURGAW |
| 5045562 | 0074188987 | DANY KADURI | 5550 OSO AVENUE | LOS ANGELES |
| 5045612 | 0074189025 | JEFF P VAN EYCK | 620 N PACKER DRIVE | WHITELAW |
| 5045648 | 0074189068 | FRANK SOARES | 538 DREW STREET | SAN LORENZO |
| 5045679 | 0074189092 | VICTOR MENA | 551 NORTH CYPRESS STREET | LA HABRA |
| 5045745 | 0074189167 | BARBARA J BALDERAS | 5235 CANARY HOLLOW #3 | SAN ANTONIO |
| 5045810 | 0074189233 | LESHAY BURNHAM | 637 ALMANZA DRIVE | OAKLAND |
| 5045893 | 0074189318 | NIDA JOCSON | 1158 SUNSET BLUFFS ROAD | WALNUT |
| 5045901 | 0074189324 | ARMANDO L LIBERATO | 1650 WEST CUBBON STREET | SANTA ANA |
| 5045943 | 0074189365 | ABBAS BROACHWALA | 5260 SAWHORSE DRIVE | HOFFMAN ESTATES |
| 5045968 | 0074189381 | WM B PRETZER | 7890 E CHURCH AVENUE | FRESNO |
| 5046018 | 0074189431 | PAUL A TAYLOR | 3214 SAGEWOOD COURT | PEARLAND |
| 5046065 | 0074189472 | DAVID KLUTTS | 8328 MERCER | HOUSTON |
| 5046208 | 0074189813 | ASTOR GARMENDIA | 2231 S LONGWOOD AVENUE | LOS ANGELES |
| 5046222 | 0074189839 | GREGORY L ANDREW | 1074 N MARSHFIELD | CHICAGO |
| 5046230 | 0074189847 | EARL FREEMAN | 1718 E STATE ST | ROCKFORD |
| 5046313 | 0074189720 | JAMES PUBOLS | 1378 FRACKELTON PLACE | LOS ANGELES |
| 5046347 | 0074189753 | RAFAEL COVARRUBIAS JR | 3107 WINCHESTER AVENUE | LOS ANGELES |
| 5046370 | 0074189787 | JOSEPH G MURPHY | 5282 E RURAL RIDGE CIRCLE | ANAHEIM |
| 5046404 | 0074189811 | PHAK T BLACK | 5416 EAST C STREET | TACOMA |
| 5046461 | 0074189878 | BLANCA XOCHIHUA | 19702 LAWNWOOD STREET | LA PUENTE |
| 5046503 | 0074189902 | ANTONIO AYALA | 1164 MENTONE AVE | PASADENA |
| 5046560 | 0074189969 | LOLITA RANDLE | 5929 LOTUS | ST LOUIS |
| 5046636 | 0074200084 | SCOTT BRENNER | 34738 SANDY LANE | GRAND ISLAND |
| 5046685 | 0074200114 | JUAN SANCHEZ | 8137 FLORENCE AVE | SOUTH GATE |
| 5046693 | 0074200122 | MICHELLE L MCAFEE | 123 W PROSPECT | CAMERON |
| 5046784 | 0074200197 | LUIS A SAMAUCHI | 12212 SW 124 PATH | MIAMI |
| 5046826 | 0074200254 | GLEN R REEVES | 1113 FREDRICKSON DRIVE | OLATHE |
| 5046847 | 0074200288 | IRENE D'ALOISIO-LIRA | 152 FLORMOND DRIVE | COLUSA |
| 5046909 | 0074200320 | JERRY SHOSHANI | 406 NW 68 AVENUE | PLANTATION |
| 5046968 | 0074200387 | FELIPE ORTIZ | 1035 NEWTON ST | NORTH BRUNSWICK |
| 5046980 | 0074200411 | KENNETH E NEDERVELD | 4254 VISTA DRIVE | HUDSONVILLE |
| 5047139 | 0074200544 | JOHN TELLO | 4500 OLD HEARNE RD | BRYAN |
| 5047147 | 0074200551 | ELIJAH HARRIS JR | 3802 US 264A | WALSTONBURG |
| 5047232 | 0074200650 | ARJUN DUGGAL | 21320 ARROWHEAD COURT | ASHBURN |
| 5047295 | 0074200692 | GARY NORTHROP | 2487 S CHARHAM WAY | SALT LAKE CITY |
| 5047329 | 0074200718 | JUAN HERNANDEZ | 7113 CAMINO COLEGIO | ROHNERT PARK |
| 5047337 | 0074200734 | JOSEPH L RICHARDS | 483 W HAZELHURST | FERNDALE |
| 5047402 | 0074200809 | VICTOR ROMAN | 7181 PARK STREET | HOLLYWOOD |
| 5047510 | 0074200900 | JOSE HERNANDEZ | 1518 S ROSS STREET | SANTA ANA |
| 5047527 | 0074200918 | MARITZA HOFFER | 8254 W PATTERSON | CHICAGO |
| 5047550 | 0074200940 | ANTONIO NUNEZ | 28428 MOCKINGBIRD LANE | HAYWARD |
| 5047568 | 0074200957 | JEANNY L AMIL | 70 BRIGHTON COURT | DALY CITY |
| 5047570 | 0074200965 | JEANNY L AMIL | 70 BRIGHTON COURT | DALY CITY |
| 5047582 | 0074200981 | AISHA ANDKHOIE | 2182 CAPSTONE CIRCLE | HERNDON |
| 5047620 | 0074201013 | TINA D TETZ | 18024 SE MILL STREET | PORTLAND |
| 5047709 | 0074201096 | CATHERINE A HARTMAN | 1845 OKEECHOBEE DR | COLORADO SPRINGS |
| 5047717 | 0074201104 | ARTURO MARADONA | 7002 88TH AVENUE | OAKLAND |
| 5047741 | 0074201138 | DAVID HARVEY | 3770 CATALPA DR | COLORADO SPRINGS |
| 5047766 | 0074201153 | DAVID CABRERA | 1128 LATIGO COVE 8 | CHULA VISTA |
| 5047824 | 0074201203 | ANDREA KNAPP | 8350 MEADOWRIDGE DR | RENO |
| 5047923 | 0074201302 | RICHARD T HAWKINS | 1734 DOGWOOD DRIVE | FREDERICK |
| 5047998 | 0074201377 | TIFFANIE JOHNSON | 2807 MARION DRIVE | MISSOURI CITY |
| 5048004 | 0074201385 | JAMES S GURNEY | 3155 EAST RAMON ROAD 407 | PALM SPRINGS |
| 5048012 | 0074201393 | BALWINDER K KANG | 24203 PEAK COURT | DIAMOND BAR |
| 5048079 | 0074201450 | RONALD PONCIN | 2532 EAST SOUTHERN AVENUE | APACHE JUNCTION |
| 5048087 | 0074201468 | DAVID L JOINER | 31900 GREEN ROAD | CLOVERDALE |
| 5048095 | 0074201476 | BALWINDER K KANG | 24203 PEAK COURT | DIAMOND BAR |
| 5048103 | 0074201484 | ROBERT SAGAR | 77 INLET RD W | SOUTHAMPTON |
| 5048145 | 0074201526 | AUGUST SPAH | 1591 CHURCH STREET | HOLBROOK |
| 5048152 | 0074201534 | JEFFREY W WHITE | 1860 TRACY WAY | SEVIERVILLE |
| 5048160 | 0074201542 | SIKANDER JAIN | 11916 CYPRESS CANYON RD #1 | SAN DIEGO |
| 5048210 | 0074201591 | MICHAEL H KUAK | 496 CYNTHIA COURT | WINDSOR |
| 5048244 | 0074201625 | GERALD ANDERSON SR | 6710 HERITAGE HAVEN COURT | RICHMOND |
| 5048251 | 0074201633 | STEPHEN L THOMPSON | 5113 SEASCAPE LANE | PLANO |
| 5048285 | 0074201666 | STEVEN A JARAMILLO | 2234 COUNTY ROAD 873 | ARBOLES |
| 5048301 | 0074201682 | LORENA A D PEELER | 7851 GRANT STREET | HOLLYWOOD |
| 5048343 | 0074201724 | MICHAEL D BROWN | 3629 SPRUCE DRIVE | LOVELAND |
| 5048350 | 0074201732 | ROSALINDA CANEDO | 316 W ASHBY STREET | AZUSA |
| 5048376 | 0074201757 | MARIBELLA CARLOS | 5415 N SHERIDAN | CHICAGO |
| 5048418 | 0074201799 | DONNA RIVERS | 4403 CEDELL PLACE | TEMPLE HILLS |
| 5048459 | 0074201831 | MANUEL B MONTOYA | 180 N 8TH STREET | PAGOSA SPRINGS |
| 5048475 | 0074201858 | KC COX | 1000 COBB CREEK | GEORGETOWN |
| 5048509 | 0074201872 | RICKY SIMPSON | 7124 SPANGLERS SPRING WAY | RALEIGH |
| 5048558 | 0074201922 | TERRY SMITH | 2214 PANTHER WAY | SEVIERVILLE |
| 5048582 | 0074201955 | PEGGY A LAMB | 8 BERGMAN ROAD | BOERNE |
| 5048632 | 0074202003 | BYRON HODGE | 4518 W 5TH AVENUE | CHICAGO |
| 5048657 | 0074202029 | REBECCA L JOHNSON | 2200 SPRING MEADOW LANE SE | CLEVELAND |
| 5048673 | 0074202045 | TENNYSON F TUMBALE | 828 N MAYFAIR AVENUE | DALY CITY |
| 5048731 | 0074202102 | JULIO H CARILLO | 481-483 E SMITH STREET | LONG BEACH |
| 5048772 | 0074202144 | JANETTE M LEONE | 1888 S JACKSON ST UNIT 1007 | DENVER |
| 5048889 | 0074202243 | TIMOTHY R FLESHER | 5484 E 131ST PLACE | THORNTON |
| 5048913 | 0074202288 | EDWARD J WILKS | 9101 COUNTY ROAD 233 | SILT |
| 5048935 | 0074202284 | MATTHEW S DISHMAN | 9103 CELESTE COURT | BAKERSFIELD |
| 5048971 | 0074202318 | RICHARD L HUGHES | 137/139 N JEFFERSON | MASON |
| 5048939 | 0074202326 | RICHARD L HUGHES | 1420 GLENROSE | LANSING |
| 5048947 | 0074202334 | BARBARA AUCHE | 381 MOHEGAN CIRCLE | ANDOVER TOWNSHIP |
| 5048954 | 0074202342 | RICHARD L HUGHES | 626 N CATHERINE STREET | LANSING |
| 5048970 | 0074202367 | ELIZABETH BOYLE | 2119 ROCKROSE CIR | HENDERSON |
| 5049028 | 0074202417 | RICHARD L HUGHES | 141/143 N JEFFERSON | MASON |
| 5049135 | 0074202524 | MATEO B AHUMADA | 78A MUTT NELSON ROAD | SANTA FE |
| 5049143 | 0074202532 | NORMA L GOMEZ | 718 JEFFERY STREET | SOUTH LAKE TAHOE |
| 5049228 | 0074202615 | SHAYNE LADUKE | 6128 4TH AVENUE NORTH | ST PETERSBURG |
| 5049242 | 0074202631 | HAROLD SCHRONCE | 2267 ASHWOOD ST | MAIDEN |

| 5041 LOAN NUMBER | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 927,853,520.35 ORIG LOAN AMOUNT |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5045091 | CA | 91763 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.55 | 03/01/03 | 02/01/33 | 1,180.44 | 168,000.00 |
| 5045133 | FL | 32789 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.25 | 03/01/03 | 02/01/33 | 3,721.98 | 545,600.00 |
| 5045182 | CA | 95126 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.10 | 03/01/03 | 02/01/33 | 2,084.62 | 344,000.00 |
| 5045257 | NC | 28277 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 3,839.71 | 582,000.00 |
| 5045265 | TX | 75160 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 499.50 | 49,200.00 |
| 5045372 | CA | 95035 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.45 | 03/01/03 | 02/01/33 | 2,163.03 | 344,000.00 |
| 5045408 | CA | 95209 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.80 | 03/01/03 | 02/01/33 | 1,205.81 | 139,750.00 |
| 5045414 | CA | 95354 | OWNER-OCC | SFR | 360 | 61.04 | 61.04 | 9.00 | 03/01/03 | 02/01/33 | 756.35 | 94,000.00 |
| 5045440 | SC | 29669 | OWNER-OCC | MANU/MOBIL | 360 | 75.76 | 75.76 | 12.20 | 03/01/03 | 02/01/33 | 522.02 | 50,000.00 |
| 5045455 | CA | 91335 | OWNER-OCC | SFR | 360 | 78.00 | 78.00 | 6.38 | 03/01/03 | 02/01/33 | 2,433.10 | 390,000.00 |
| 5045483 | IA | 52206 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.25 | 03/01/03 | 02/01/33 | 1,092.13 | 121,875.00 |
| 5045521 | CA | 94110 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 6.15 | 03/01/03 | 02/01/33 | 2,607.50 | 428,000.00 |
| 5045539 | CA | 92591 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.75 | 03/01/03 | 02/01/33 | 1,840.88 | 234,000.00 |
| 5045554 | NC | 28425 | OWNER-OCC | MANU/MOBIL | 360 | 75.00 | 75.00 | 10.75 | 03/01/03 | 02/01/33 | 609.10 | 65,250.00 |
| 5045562 | CA | 91367 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.00 | 03/01/03 | 02/01/33 | 2,317.25 | 348,300.00 |
| 5045612 | WI | 54247 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 03/01/03 | 02/01/33 | 1,244.26 | 146,700.00 |
| 5045648 | CA | 94580 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.50 | 03/01/03 | 02/01/33 | 1,848.80 | 292,500.00 |
| 5045679 | CA | 90631 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 693.25 | 63,000.00 |
| 5045745 | TX | 78223 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.85 | 03/01/03 | 02/01/33 | 1,162.62 | 134,172.00 |
| 5045810 | CA | 94605 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.85 | 03/01/03 | 02/01/33 | 1,317.41 | 140,000.00 |
| 5045893 | CA | 91789 | OWNER-OCC | SFR | 360 | 67.23 | 67.23 | 6.25 | 03/01/03 | 02/01/33 | 2,462.87 | 400,000.00 |
| 5045901 | CA | 92703 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 635.08 | 58,600.00 |
| 5045943 | IL | 60192 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.60 | 03/01/03 | 02/01/33 | 2,598.36 | 368,000.00 |
| 5045968 | CA | 93727 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 2,153.38 | 332,000.00 |
| 5046018 | TX | 77584 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.65 | 03/01/03 | 02/01/33 | 1,778.55 | 208,794.00 |
| 5046065 | TX | 77005 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.49 | 03/01/03 | 02/01/33 | 3,516.40 | 620,000.00 |
| 5046208 | CA | 90016 | OWNER-OCC | SFR | 360 | 69.62 | 69.61 | 8.65 | 03/01/03 | 02/01/33 | 1,411.03 | 181,000.00 |
| 5046222 | IL | 60622 | OWNER-OCC | CONDO | 360 | 88.93 | 88.93 | 7.00 | 03/01/03 | 02/01/33 | 2,484.91 | 373,500.00 |
| 5046230 | IL | 61104 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.65 | 03/01/03 | 02/01/33 | 737.24 | 114,840.00 |
| 5046313 | CA | 90041 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 2,263.91 | 377,600.00 |
| 5046347 | CA | 90032 | OWNER-OCC | SFR | 360 | 91.84 | 91.84 | 7.70 | 03/01/03 | 02/01/33 | 1,604.17 | 225,000.00 |
| 5046370 | CA | 92807 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 6.75 | 03/01/03 | 02/01/33 | 3,210.57 | 495,000.00 |
| 5046404 | WA | 98404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 03/01/03 | 02/01/33 | 928.77 | 96,000.00 |
| 5046461 | CA | 91744 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.20 | 03/01/03 | 02/01/33 | 1,539.83 | 188,000.00 |
| 5046503 | CA | 91103 | OWNER-OCC | SFR | 360 | 61.97 | 61.97 | 8.50 | 02/01/03 | 01/01/33 | 845.81 | 110,000.00 |
| 5046560 | MO | 63113 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 414.07 | 46,400.00 |
| 5046636 | FL | 32735 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 10.55 | 03/01/03 | 02/01/33 | 1,018.83 | 110,925.00 |
| 5046685 | CA | 90280 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.99 | 03/01/03 | 02/01/33 | 1,416.88 | 176,250.00 |
| 5046693 | MO | 64429 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.80 | 04/01/03 | 03/01/33 | 788.68 | 84,150.00 |
| 5046784 | FL | 33186 | NON OWNER | PUD | 360 | 79.94 | 79.94 | 5.88 | 03/01/03 | 02/01/33 | 754.22 | 127,500.00 |
| 5046826 | KS | 66061 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.15 | 03/01/03 | 02/01/33 | 860.08 | 89,250.00 |
| 5046847 | CA | 95932 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 752.83 | 88,000.00 |
| 5046909 | FL | 33317 | OWNER-OCC | CONDO | 360 | 75.00 | 75.00 | 11.50 | 03/01/03 | 02/01/33 | 531.05 | 53,625.00 |
| 5046968 | NJ | 8902 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.20 | 04/01/03 | 03/01/33 | 1,605.35 | 196,000.00 |
| 5046980 | MI | 49426 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 03/01/03 | 02/01/33 | 1,926.88 | 225,250.00 |
| 5047139 | TX | 77803 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.50 | 03/01/03 | 02/01/18 | 205.61 | 17,600.00 |
| 5047147 | NC | 27888 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.85 | 04/01/03 | 03/01/33 | 617.31 | 65,600.00 |
| 5047232 | VA | 20147 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 | 02/01/03 | 01/01/33 | 2,904.43 | 441,000.00 |
| 5047295 | UT | 84118 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 116.57 | 11,300.00 |
| 5047329 | CA | 94928 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 5.85 | 03/01/03 | 02/01/33 | 1,228.55 | 208,250.00 |
| 5047337 | MI | 48220 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.60 | 04/01/03 | 03/01/33 | 1,264.13 | 162,900.00 |
| 5047402 | FL | 33024 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.99 | 03/01/03 | 02/01/33 | 886.93 | 101,150.00 |
| 5047510 | CA | 92701 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 632.89 | 58,400.00 |
| 5047527 | IL | 60634 | OWNER-OCC | SFR | 360 | 89.06 | 89.06 | 8.60 | 03/01/03 | 02/01/33 | 1,831.39 | 236,000.00 |
| 5047550 | CA | 94544 | OWNER-OCC | SFR | 240 | 20.00 | 99.84 | 10.99 | 03/01/03 | 02/01/23 | 739.60 | 71,700.00 |
| 5047568 | CA | 94015 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 02/01/03 | 01/01/33 | 2,909.36 | 444,000.00 |
| 5047570 | CA | 94015 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 11.25 | 02/01/03 | 01/01/23 | 873.51 | 83,250.00 |
| 5047582 | VA | 20170 | OWNER-OCC | TOWNHOUSE | 180 | 67.31 | 67.31 | 6.13 | 03/01/03 | 02/01/18 | 1,488.60 | 175,000.00 |
| 5047620 | OR | 97233 | OWNER-OCC | SFR | 240 | 20.00 | 99.48 | 11.75 | 03/01/03 | 02/01/23 | 322.95 | 29,800.00 |
| 5047709 | CO | 80915 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 375.64 | 37,000.00 |
| 5047717 | CA | 94605 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.70 | 03/01/03 | 02/01/33 | 2,090.76 | 293,250.00 |
| 5047741 | CO | 80907 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 344.88 | 33,970.00 |
| 5047766 | CA | 91915 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 9.13 | 03/01/03 | 02/01/33 | 1,867.29 | 229,500.00 |
| 5047824 | NV | 89509 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 5.24 | 03/01/03 | 02/01/33 | 1,831.26 | 332,000.00 |
| 5047923 | MD | 21701 | OWNER-OCC | SFR | 360 | 84.34 | 84.34 | 9.50 | 03/01/03 | 02/01/33 | 1,177.20 | 140,000.00 |
| 5047998 | TX | 77459 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 9.50 | 03/01/03 | 02/01/18 | 313.08 | 29,860.00 |
| 5048004 | CA | 92264 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 7.80 | 03/01/03 | 02/01/33 | 874.65 | 121,500.00 |
| 5048012 | CA | 91765 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 2,755.83 | 436,000.00 |
| 5048079 | AZ | 85219 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.31 | 03/01/03 | 02/01/33 | 1,476.90 | 195,500.00 |
| 5048087 | CA | 95425 | OWNER-OCC | SFR | 360 | 52.29 | 52.29 | 6.08 | 03/01/03 | 02/01/33 | 2,417.52 | 400,000.00 |
| 5048095 | CA | 91765 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 11.75 | 03/01/03 | 02/01/23 | 590.63 | 54,500.00 |
| 5048103 | NY | 11968 | 2ND HOME | SFR | 360 | 50.00 | 50.00 | 8.70 | 04/01/03 | 03/01/33 | 2,845.18 | 375,000.00 |
| 5048145 | NY | 11741 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.35 | 03/01/03 | 02/01/33 | 1,945.49 | 198,750.00 |
| 5048152 | TN | 37876 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.30 | 04/01/03 | 03/01/33 | 1,026.70 | 114,100.00 |
| 5048160 | CA | 92131 | OWNER-OCC | CONDO | 180 | 15.00 | 95.00 | 9.75 | 03/01/03 | 02/01/18 | 443.35 | 41,850.00 |
| 5048210 | CA | 95492 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 701.91 | 74,000.00 |
| 5048244 | TX | 77479 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.90 | 03/01/03 | 02/01/33 | 2,547.67 | 269,680.00 |
| 5048251 | TX | 75093 | OWNER-OCC | PUD | 360 | 69.41 | 69.40 | 7.50 | 03/01/03 | 02/01/33 | 4,076.43 | 583,000.00 |
| 5048285 | CO | 81121 | OWNER-OCC | SFR | 360 | 51.81 | 51.81 | 10.15 | 03/01/03 | 02/01/33 | 2,541.62 | 286,000.00 |
| 5048301 | FL | 33020 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.55 | 03/01/03 | 02/01/33 | 738.89 | 87,500.00 |
| 5048343 | CO | 80538 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.76 | 03/01/03 | 02/01/23 | 389.03 | 35,940.00 |
| 5048350 | CA | 91702 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 496.45 | 48,900.00 |
| 5048376 | IL | 60640 | 2ND HOME | CONDO | 360 | 70.00 | 70.00 | 11.00 | 03/01/03 | 02/01/33 | 933.28 | 98,000.00 |
| 5048418 | MD | 20748 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.20 | 03/01/03 | 02/01/33 | 1,418.67 | 209,000.00 |
| 5048459 | CO | 81147 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.30 | 03/01/03 | 02/01/33 | 1,255.25 | 139,500.00 |
| 5048475 | TX | 78628 | OWNER-OCC | SFR | 360 | 58.31 | 58.31 | 6.60 | 03/01/03 | 02/01/33 | 1,210.28 | 189,500.00 |
| 5048509 | NC | 27610 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.75 | 03/01/03 | 02/01/33 | 955.89 | 102,400.00 |
| 5048558 | TN | 37876 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 983.25 | 151,800.00 |
| 5048582 | TX | 78006 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.15 | 03/01/03 | 02/01/33 | 1,626.21 | 168,750.00 |
| 5048632 | IL | 60624 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.99 | 03/01/03 | 02/01/23 | 356.82 | 37,000.00 |
| 5048657 | TN | 37311 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 03/01/03 | 02/01/33 | 618.09 | 72,250.00 |
| 5048673 | CA | 94015 | OWNER-OCC | SFR | 360 | 74.00 | 74.00 | 6.75 | 03/01/03 | 02/01/33 | 2,399.82 | 370,000.00 |
| 5048731 | CA | 90805 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 511.52 | 50,384.00 |
| 5048772 | CO | 80210 | OWNER-OCC | CONDO | 180 | 20.00 | 100.00 | 10.50 | 02/01/03 | 01/01/18 | 389.11 | 35,200.00 |
| 5048889 | CO | 80602 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.99 | 02/01/03 | 01/01/23 | 588.17 | 53,451.00 |
| 5048913 | CO | 81652 | OWNER-OCC | SFR | 360 | 53.08 | 53.08 | 7.20 | 03/01/03 | 02/01/33 | 2,341.83 | 345,000.00 |
| 5048935 | CA | 93312 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.95 | 03/01/03 | 02/01/33 | 1,202.78 | 164,700.00 |
| 5048971 | MI | 48854 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 431.71 | 66,560.00 |
| 5048939 | MI | 48915 | NON OWNER | SFR | 360 | 78.00 | 78.00 | 6.75 | 03/01/03 | 02/01/33 | 404.73 | 62,400.00 |
| 5048947 | NJ | 7848 | OWNER-OCC | TOWNHOUSE | 360 | 85.00 | 85.00 | 11.55 | 04/01/03 | 03/01/33 | 819.65 | 82,450.00 |
| 5048954 | MI | 48917 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 347.65 | 53,600.00 |
| 5048970 | NV | 89074 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/18 | 387.35 | 34,555.00 |
| 5049028 | MI | 48854 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 492.94 | 76,000.00 |
| 5049135 | NM | 87507 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 | 02/01/33 | 1,060.87 | 116,450.00 |
| 5049143 | CA | 96150 | OWNER-OCC | SFR | 360 | 79.36 | 79.36 | 5.88 | 03/01/03 | 02/01/33 | 2,206.44 | 373,000.00 |
| 5049228 | FL | 33710 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.10 | 03/01/03 | 02/01/33 | 677.01 | 76,500.00 |
| 5049242 | NC | 28650 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.95 | 03/01/03 | 02/01/33 | 940.74 | 91,800.00 |

| 5041 LOAN NUMBER | 926,895,587.98 PRINCIPAL BALANCE | 926,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|
| 5045091 | 187,876.56 | 187,752.34 | ARM | 5.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5045133 | 545,174.37 | 544,740.17 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 02/01/05 | PURCHASE |
| 5045182 | 343,664.05 | 343,328.39 | ARM | 4.990 | 12.100 | 6.100 | 1 | 1 | 02/01/05 | PURCHASE |
| 5045257 | 580,490.29 | 580,072.08 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5045265 | 49,141.25 | 49,081.97 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5045372 | 343,370.27 | 343,370.27 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 02/01/05 | PURCHASE |
| 5045408 | 139,685.48 | 139,620.43 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5045414 | 93,927.63 | 93,875.74 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5045440 | 49,972.48 | 49,972.48 | FXD | 0.000 | 12.200 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5045455 | 389,638.78 | 389,375.64 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5045483 | 121,818.02 | 121,764.40 | ARM | 6.750 | 16.250 | 10.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5045521 | 427,588.00 | 427,169.88 | FXD | 0.000 | 6.150 | 0.000 | 0 | 0 | | PURCHASE |
| 5045539 | 233,865.37 | 233,729.78 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5045554 | 65,225.43 | 65,200.64 | ARM | 5.990 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5045562 | 348,014.50 | 347,727.33 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | PURCHASE |
| 5045612 | 146,629.34 | 146,550.11 | ARM | 6.750 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5045648 | 291,969.72 | 291,969.72 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | PURCHASE |
| 5045679 | 62,938.23 | 62,871.82 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5045745 | 133,873.33 | 133,810.41 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | PURCHASE |
| 5045810 | 139,944.42 | 139,890.38 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | PURCHASE |
| 5045893 | 399,620.48 | 399,238.85 | ARM | 4.990 | 12.250 | 6.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5045901 | 58,538.73 | 58,476.88 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5045943 | 367,732.31 | 367,462.82 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5045968 | 331,714.15 | 331,426.89 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5046018 | 208,694.50 | 208,594.20 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 02/01/05 | PURCHASE |
| 5046065 | 619,320.10 | 618,637.09 | ARM | 4.990 | 11.490 | 5.490 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046208 | 180,863.68 | 180,764.59 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046222 | 373,193.64 | 372,885.69 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046230 | 114,738.84 | 114,637.24 | FXD | 0.000 | 6.650 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5046313 | 377,224.09 | 376,848.30 | ARM | 4.750 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046347 | 224,838.58 | 224,676.13 | ARM | 4.250 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5046370 | 494,573.81 | 494,145.22 | ARM | 4.990 | 12.750 | 6.750 | 1 | 1 | 02/01/05 | PURCHASE |
| 5046404 | 95,887.23 | 95,834.15 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | PURCHASE |
| 5046461 | 187,793.08 | 187,792.08 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046503 | 109,888.24 | 109,798.65 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 | 01/01/05 | REFI-CASHOUT |
| 5046560 | 46,380.33 | 46,360.40 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | PURCHASE |
| 5046636 | 110,881.39 | 110,837.29 | ARM | 5.990 | 16.550 | 10.550 | 1 | 1 | 02/01/05 | PURCHASE |
| 5046685 | 176,161.15 | 176,053.94 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5046693 | 84,118.86 | 84,118.86 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5046784 | 127,378.00 | 127,239.36 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | PURCHASE |
| 5046826 | 89,188.12 | 89,188.12 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046847 | 87,918.67 | 87,918.67 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5046909 | 53,607.88 | 53,590.55 | ARM | 6.250 | 17.500 | 11.500 | 3 | 1 | 02/01/06 | REFI-CASHOUT |
| 5046968 | 196,000.00 | 195,897.32 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5046980 | 225,143.79 | 225,036.72 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | PURCHASE |
| 5047139 | 17,563.06 | 17,525.78 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5047147 | 65,600.00 | 65,575.62 | FXD | 0.000 | 10.850 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5047232 | 440,260.52 | 439,887.58 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 01/01/05 | PURCHASE |
| 5047295 | 11,286.92 | 11,273.72 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5047329 | 208,036.87 | 207,822.38 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5047337 | 162,900.00 | 162,803.33 | ARM | 6.750 | 14.600 | 8.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5047402 | 101,105.15 | 101,059.93 | ARM | 5.990 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5047510 | 58,338.84 | 58,277.29 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5047527 | 235,859.84 | 235,710.68 | ARM | 5.750 | 14.600 | 8.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5047550 | 71,533.34 | 71,533.34 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5047568 | 443,248.14 | 442,880.86 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 01/01/05 | PURCHASE |
| 5047570 | 83,062.05 | 82,960.26 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 5047582 | 173,806.22 | 173,806.22 | FXD | 0.000 | 6.125 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5047620 | 29,687.38 | 29,687.38 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5047709 | 36,911.24 | 36,911.24 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5047717 | 293,040.93 | 292,830.52 | ARM | 5.750 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5047741 | 33,888.50 | 33,888.50 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5047766 | 229,377.87 | 229,254.81 | ARM | 5.750 | 15.125 | 9.125 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5047824 | 331,618.47 | 331,235.28 | ARM | 4.990 | 11.240 | 5.240 | 1 | 1 | 02/01/05 | PURCHASE |
| 5047923 | 139,906.33 | 139,830.74 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5047998 | 29,827.98 | 29,827.98 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5048004 | 121,329.65 | 121,329.65 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | PURCHASE |
| 5048012 | 435,605.03 | 435,209.58 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | PURCHASE |
| 5048079 | 195,252.84 | 195,252.84 | ARM | 5.990 | 14.310 | 8.310 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048087 | 399,607.48 | 399,212.97 | ARM | 4.990 | 12.075 | 6.075 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048095 | 54,443.07 | 54,385.48 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048103 | 374,811.07 | 374,811.07 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5048145 | 198,684.25 | 198,618.08 | ARM | 6.750 | 17.350 | 11.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048152 | 114,100.00 | 114,052.88 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5048160 | 41,842.52 | 41,842.52 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048210 | 73,899.34 | 73,797.86 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048244 | 269,581.72 | 269,482.55 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | PURCHASE |
| 5048251 | 582,567.32 | 582,131.94 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048285 | 285,877.48 | 285,753.89 | ARM | 6.750 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5048301 | 87,457.40 | 87,414.47 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048343 | 35,904.40 | 35,904.40 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048350 | 48,778.15 | 48,779.15 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048376 | 98,000.00 | 97,929.79 | ARM | 6.750 | 17.000 | 11.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5048418 | 208,839.33 | 208,669.67 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5048459 | 139,442.12 | 139,383.75 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5048475 | 189,331.89 | 189,163.08 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048509 | 102,361.44 | 102,322.54 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | PURCHASE |
| 5048558 | 151,392.83 | 151,261.13 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048582 | 168,574.48 | 168,574.48 | ARM | 6.250 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048632 | 36,902.01 | 36,807.01 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5048657 | 72,218.93 | 72,181.59 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5048673 | 369,681.43 | 369,381.07 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5048731 | 50,263.14 | 50,263.14 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5048772 | 35,037.07 | 34,954.53 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5048889 | 53,342.24 | 53,287.05 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5048913 | 344,660.19 | 344,406.45 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5048935 | 164,475.98 | 164,475.98 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5048971 | 66,502.69 | 66,445.06 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5048939 | 62,348.27 | 62,292.24 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5048947 | 82,450.00 | 82,423.93 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5048954 | 53,553.85 | 53,507.44 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5048970 | 34,284.07 | 34,284.07 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5049028 | 75,934.56 | 75,868.75 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5049135 | 116,403.22 | 116,358.03 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5049143 | 372,610.71 | 372,237.55 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5049228 | 76,468.87 | 76,433.48 | ARM | 5.750 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5049242 | 91,773.43 | 91,748.60 | ARM | 6.250 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |

| 5041 LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5045091 | 7.550 | Full | B | 545 | 210,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045133 | 7.250 | Full | A | 651 | 690,000.00 | 682000 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045182 | 6.100 | Stated | A | 748 | 430,000.00 | 430000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045257 | 6.750 | Full | A | 834 | 740,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5045265 | 10.750 | Full | A | 669 | 250,000.00 | 246000 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5045372 | 6.450 | Stated | A | 668 | 437,000.00 | 430000 | 1 | 1/15/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5045408 | 9.800 | Stated | C | 580 | 215,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045414 | 9.000 | Stated | A- | 511 | 154,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045440 | 12.200 | Full | B- | 482 | 66,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | | | N |
| 5045455 | 6.375 | Full | AA | 658 | 500,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 5045483 | 10.250 | Stated | B | 601 | 162,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045521 | 6.150 | Stated | A | 667 | 540,000.00 | 535000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5045539 | 8.750 | Full | A- | 530 | 260,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045554 | 10.750 | Full | B | 494 | 87,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045562 | 7.000 | Stated | AA | 680 | 387,000.00 | 387000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045612 | 9.600 | Full | A- | 528 | 163,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045648 | 6.500 | Stated | AA | 740 | 325,000.00 | 325000 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5045679 | 11.990 | Full | A | 618 | 315,000.00 | 315,000.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5045745 | 9.850 | Full | A- | 516 | 150,000.00 | 149080 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045810 | 10.850 | Stated | B- | 513 | 200,000.00 | 200000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045893 | 6.250 | Stated | A | 607 | 595,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5045901 | 11.750 | Stated | A | 655 | 293,000.00 | 293000 | 2 | 1/13/2003 | 238 | 03/01/03 | Group I | | | N |
| 5045943 | 7.600 | Stated | A | 645 | 460,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group I | | | N |
| 5045968 | 6.750 | Stated | AA | 694 | 415,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5046018 | 9.650 | Limited | A- | 557 | 248,000.00 | 245640 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046065 | 5.490 | Full | A | 708 | 775,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046208 | 8.650 | Stated | B | 670 | 260,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046222 | 7.000 | Full | A | 639 | 420,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046230 | 6.650 | Full | AA | 637 | 127,600.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 5046313 | 6.000 | Stated | AA | 773 | 472,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046347 | 7.700 | Stated | AA | 684 | 245,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046370 | 6.750 | Full | A | 600 | 550,000.00 | 550000 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046404 | 11.200 | Full | B- | 482 | 120,000.00 | 120000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046461 | 9.200 | Full | B | 516 | 235,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5046503 | 8.500 | Stated | B | 628 | 177,500.00 | 0.00 | 1 | 1/9/2003 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046560 | 10.200 | Full | B- | 504 | 58,000.00 | 58000 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046636 | 10.550 | Full | B | 621 | 130,500.00 | 135000 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046685 | 8.990 | Full | A- | 534 | 235,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | | | N |
| 5046693 | 10.800 | Full | B | 527 | 99,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5046784 | 5.875 | Stated | AA | 712 | 175,500.00 | 159,414.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046826 | 11.150 | Full | B | 478 | 105,000.00 | 0 | 1 | 1/16/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5046847 | 9.700 | Full | B | 505 | 110,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5046909 | 11.500 | Stated | B | 489 | 71,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046968 | 9.200 | Full | B | 506 | 245,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5046980 | 9.700 | Full | B | 502 | 287,000.00 | 265000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047139 | 11.500 | Stated | A | 654 | 100,000.00 | 88,000.00 | 2 | 1/3/2003 | 178 | 03/01/03 | Group I | | | N |
| 5047147 | 10.850 | Full | B | 537 | 82,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group I | | | N |
| 5047232 | 6.900 | Stated | AA | 672 | 492,000.00 | 490000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047295 | 10.990 | Stated | A | 664 | 65,000.00 | 56500 | 2 | 1/2/2003 | 238 | 03/01/03 | Group II | | | N |
| 5047329 | 5.850 | Stated | A | 687 | 245,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047337 | 8.600 | Full | A- | 510 | 181,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047402 | 9.990 | Full | B | 472 | 119,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047510 | 11.750 | Stated | A | 649 | 292,000.00 | 292000 | 2 | 1/3/2003 | 238 | 03/01/03 | Group I | | | N |
| 5047527 | 8.600 | Full | A- | 521 | 265,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047550 | 10.990 | Stated | A | 677 | 358,500.00 | 358,500.00 | 2 | 1/21/2003 | 238 | 04/01/03 | Group I | | | N |
| 5047568 | 6.850 | Full | A | 621 | 555,000.00 | 555000 | 1 | 12/31/2002 | 357 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047570 | 11.250 | Full | A | 621 | 555,000.00 | 555,000.00 | 2 | 12/31/2002 | 237 | 03/01/03 | Group II | | | N |
| 5047582 | 6.125 | Stated | AA | 672 | 260,000.00 | 0.00 | 1 | 1/15/2003 | 178 | 04/01/03 | Group II | | | N |
| 5047620 | 11.750 | Stated | A | 641 | 153,000.00 | 149,000.00 | 2 | 1/14/2003 | 238 | 04/01/03 | Group II | | | N |
| 5047709 | 10.750 | Full | A | 643 | 185,000.00 | 185,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5047717 | 7.700 | Full | A- | 569 | 345,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047741 | 10.750 | Stated | A | 688 | 170,000.00 | 169,850.00 | 2 | 1/21/2003 | 238 | 04/01/03 | Group II | | | N |
| 5047766 | 9.125 | Full | A- | 503 | 255,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047824 | 5.240 | Full | A | 759 | 415,000.00 | 415,000.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047923 | 9.500 | Full | A- | 533 | 166,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047998 | 9.500 | Full | A | 703 | 157,000.00 | 149,900.00 | 2 | 1/13/2003 | 178 | 04/01/03 | Group II | | | N |
| 5048004 | 7.800 | Stated | AA | 658 | 135,000.00 | 135,000.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | | | N |
| 5048012 | 6.500 | Stated | A | 644 | 545,000.00 | 545000 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048079 | 8.310 | Full | B | 548 | 230,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5048087 | 6.075 | Stated | A | 644 | 765,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048095 | 11.750 | Stated | A | 644 | 545,000.00 | 545,000.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group I | | | N |
| 5048103 | 8.700 | Full | A- | 575 | 850,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5048145 | 11.350 | Full | C | 537 | 265,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048152 | 10.300 | Stated | B | 451 | 163,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5048160 | 9.750 | Full | A | 671 | 282,000.00 | 279000 | 2 | 1/22/2003 | 178 | 04/01/03 | Group II | | | N |
| 5048210 | 9.750 | Full | A | 706 | 370,000.00 | 370000 | 2 | 1/21/2003 | 238 | 03/01/03 | Group I | | | N |
| 5048244 | 10.900 | Full | C | 608 | 338,500.00 | 337100 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048251 | 7.500 | Stated | A- | 597 | 840,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048285 | 10.150 | Full | D | 608 | 551,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048301 | 9.550 | Full | B | 503 | 125,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048343 | 11.760 | Stated | A | 643 | 188,000.00 | 179,900.00 | 2 | 1/3/2003 | 238 | 04/01/03 | Group II | | | N |
| 5048350 | 10.750 | Stated | A | 730 | 244,500.00 | 244500 | 2 | 1/17/2003 | 238 | 04/01/03 | Group I | | | N |
| 5048376 | 11.000 | Full | C | 501 | 140,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048418 | 7.200 | Full | AA | 620 | 220,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | | | N |
| 5048459 | 10.300 | Full | A- | 489 | 155,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048475 | 6.600 | Full | A | 819 | 325,000.00 | 0 | 1 | 1/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048509 | 10.750 | Full | B- | 503 | 128,000.00 | 128000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048558 | 6.750 | Stated | AA | 708 | 190,000.00 | 189,500.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5048582 | 11.150 | Full | B- | 475 | 225,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5048632 | 9.990 | Full | A | 661 | 185,000.00 | 185,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group II | | | N |
| 5048657 | 9.700 | Full | A- | 494 | 85,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048673 | 6.750 | Stated | AA | 699 | 500,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | | | N |
| 5048731 | 10.750 | Stated | A | 745 | 252,000.00 | 251,924.00 | 2 | 1/15/2003 | 238 | 04/01/03 | Group II | | | N |
| 5048772 | 10.500 | Stated | A | 713 | 185,000.00 | 176,000.00 | 2 | 1/2/2003 | 177 | 03/01/03 | Group II | | | N |
| 5048889 | 11.990 | Full | A | 618 | 268,000.00 | 267,257.00 | 2 | 1/6/2003 | 237 | 03/01/03 | Group I | | | N |
| 5048913 | 7.200 | Stated | A- | 584 | 650,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048935 | 7.950 | Full | A- | 513 | 183,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5048971 | 6.750 | Stated | AA | 655 | 83,200.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5048939 | 6.750 | Stated | AA | 655 | 80,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group I | | | N |
| 5048947 | 11.550 | Full | B- | 523 | 97,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5048954 | 6.750 | Stated | AA | 655 | 67,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5048970 | 10.750 | Stated | A | 672 | 176,000.00 | 172777 | 2 | 1/15/2003 | 178 | 04/01/03 | Group I | | | N |
| 5049028 | 6.750 | Stated | AA | 655 | 95,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5049135 | 10.450 | Full | B | 481 | 137,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049143 | 5.875 | Stated | AA | 636 | 470,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049228 | 10.100 | Full | A- | 605 | 85,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049242 | 11.950 | Full | B- | 491 | 108,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4379 x.7281
nam.dang@[illegible]

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 2:54 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | | | | 8.267 | | | | $27,853,520.25 | $26,995,587.98 | $26,370,950.21 | | | | | | | | | | | | | | | | | 349.63 | | | | | |
| 5049291 | 0074202680 | JOHN M SCHLAACK | 48401 PACIFIC WOODS ROAD | GUALALA | CA | 95445 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/33 | 1,373.16 | 139,200.00 | 139,155.02 | 139,109.81 | ARM | 8.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | PURCHASE | 11.450 | Full | B- | 500 | 174,000.00 | 174000 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049317 | 0074202706 | GARY R SCHMITT | 40260 N 54TH STREET | CAVE CREEK | AZ | 85331 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 851.16 | 77,000.00 | 76,822.59 | 76,643.63 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 705 | 425,000.00 | 385,000.00 | 2 | 1/6/2003 | 178 | 03/01/03 | Group I | | | N |
| 5049332 | 0074202714 | JODY GONZALES | 1537 GOLDIE STREET | LAKESIDE | AZ | 85929 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 8.70 | 03/01/03 | 02/01/33 | 740.09 | 94,500.00 | 94,445.07 | 94,389.74 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | PURCHASE | 8.700 | Full | B- | 545 | 111,500.00 | 111,180.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049366 | 0074202748 | GARY CHAPMAN | 1112 & 1114 E SYCAMORE AVENUE | LOS ANGELES | CA | 90018 | OWNER-OCC | 2-4 UNITS | 360 | 74.48 | 74.48 | 7.80 | 03/01/03 | 02/01/33 | 3,597.18 | 499,000.00 | 498,651.34 | 498,300.41 | ARM | 5.750 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.800 | Full | A | 629 | 670,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049408 | 0074202769 | GEORGE J BOHN | 26884 COUNTY ROAD 312 | BUENA VISTA | CO | 81211 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 03/01/03 | 02/01/33 | 1,292.60 | 150,450.00 | 150,287.11 | 150,215.58 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | PURCHASE | 9.750 | Limited | B | 564 | 177,000.00 | 177000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049416 | 0074202787 | BRADLEY D MORAN | 18990 SWEETWATER SPRINGS R | GUERNEVILLE | CA | 95446 | OWNER-OCC | SFR | 360 | 72.70 | 72.70 | 5.88 | 03/01/03 | 02/01/33 | 2,945.88 | 498,000.00 | 497,452.28 | 496,982.04 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | PURCHASE | 5.875 | Stated | AA | 635 | 690,000.00 | 685,000.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049440 | 0074202821 | LUIS ZAMARRIPA | 4428 MAYFLOWER DRIVE | GARLAND | TX | 75043 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 205.08 | 20,200.00 | 20,081.30 | 20,081.30 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 663 | 105,000.00 | 101000 | 2 | 1/6/2003 | 238 | 04/01/03 | Group II | | | N |
| 5049473 | 0074202854 | THOUEN PIN | 1831 MIMOSA ST | HOLLISTER | CA | 95023 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 755.34 | 74,400.00 | 74,221.52 | 74,221.52 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 738 | 393,000.00 | 372,000.00 | 2 | 1/10/2003 | 238 | 04/01/03 | Group I | | | N |
| 5049531 | 0074202912 | EMMA M MARTINEZ | 2025 S SANTA RITA STREET | SALINAS | CA | 93906 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 638.54 | 62,000.00 | 61,928.20 | 61,855.80 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 676 | 310,000.00 | 310,000.00 | 2 | 1/8/2003 | 238 | 03/01/03 | Group I | | | N |
| 5049548 | 0074202920 | ANTHONY VICTORIA | 881 E GLENWOOD AVENUE | TURLOCK | CA | 95380 | OWNER-OCC | SFR | 360 | 59.44 | 59.44 | 8.45 | 03/01/03 | 02/01/33 | 805.62 | 107,000.00 | 106,942.63 | 106,888.88 | ARM | 5.990 | 14.450 | 8.450 | 1 | 1 | 02/01/05 | PURCHASE | 8.450 | Full | B | 490 | 180,000.00 | 180000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049572 | 0074202953 | LAURA ARTEAGA | 24481 PONTIAC ST | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 748.68 | 72,600.00 | 72,431.26 | 72,431.26 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 668 | 363,000.00 | 363000 | 2 | 1/17/2003 | 238 | 04/01/03 | Group I | | | N |
| 5049630 | 0074203010 | JERRY SCOTT | 3 MARTHA LANE | RIVERSIDE | TX | 77367 | OWNER-OCC | SFR | 360 | 40.65 | 40.65 | 8.95 | 03/01/03 | 02/01/33 | 801.03 | 100,000.00 | 99,944.60 | 99,889.19 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.950 | Full | A | 541 | 246,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | | | N |
| 5050055 | 0074203039 | CHRISTOPHER BURKE | 2733 FERN FOREST COURT | NORTH LAS VEGAS | NV | 89031 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 280.71 | 27,600.00 | 27,582.25 | 27,528.85 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 687 | 138,000.00 | 138,000.00 | 2 | 1/15/2003 | 238 | 03/01/03 | Group II | | | N |
| 5049697 | 0074203076 | MARIA B GONZALEZ | 634 TOWT STREET | SALINAS | CA | 93905 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 624.22 | 57,600.00 | 57,539.78 | 57,478.97 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 650 | 288,000.00 | 288000 | 2 | 1/15/2003 | 238 | 03/01/03 | Group I | | | N |
| 5049721 | 0074203100 | MILLARD J SCRUGGS | 10500 N AIRPORT ROAD | COLUMBIA | CA | 95310 | OWNER-OCC | SFR | 360 | 71.43 | 71.43 | 8.05 | 03/01/03 | 02/01/33 | 1,105.66 | 150,000.00 | 149,899.74 | 149,699.74 | FXD | 0.000 | 8.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.050 | Full | A | 527 | 210,000.00 | 0 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | | | N |
| 5049747 | 0074203124 | SHEENA R WALKER | 7902 S PINE ST | TACOMA | WA | 98408 | OWNER-OCC | PUD | 360 | 84.88 | 84.88 | 9.45 | 03/01/03 | 02/01/33 | 1,645.96 | 196,600.00 | 196,507.27 | 196,403.57 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | PURCHASE | 9.450 | Full | A- | 481 | 232,000.00 | 231,315.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049754 | 0074203134 | THU NGUYEN | 1152 BUNCE COURT | SAN JOSE | CA | 95132 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.35 | 03/01/03 | 02/01/33 | 3,493.27 | 460,000.00 | 459,571.88 | 459,141.51 | ARM | 4.990 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | PURCHASE | 8.350 | Full | A | 492 | 575,000.00 | 575000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049788 | 0074203187 | JUAN S PADILLA | 908 GERARD WAY | SAN JOSE | CA | 95127 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.15 | 03/01/03 | 02/01/33 | 2,350.42 | 348,000.00 | 347,723.08 | 347,444.61 | ARM | 4.990 | 13.150 | 7.150 | 1 | 1 | 02/01/05 | PURCHASE | 7.150 | Full | A | 737 | 435,000.00 | 435,000.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5049879 | 0074203258 | JOANNE HAIA | 1108 160TH ST NE | MARYSVILLE | WA | 98271 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 03/01/03 | 02/01/33 | 1,307.16 | 170,000.00 | 169,784.28 | 169,784.28 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | PURCHASE | 8.500 | Full | A | 632 | 205,000.00 | 200,000.00 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5049929 | 0074203308 | MICHAEL LAZAR | 7808 CIRQUE DRIVE WEST | UNIVERSITY PLACE | WA | 98467 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 335.17 | 32,000.00 | 31,928.12 | 31,928.12 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 637 | 160,000.00 | 160,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group II | | | N |
| 5050018 | 0074203399 | RICHARD L HUGHES | 1417 PONTIAC | LANSING | MI | 48910 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 381.71 | 48,600.00 | 48,557.29 | 48,514.36 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.750 | Stated | AA | 656 | 60,000.00 | 0 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5050034 | 0074203431 | GREGORY R ALLEN | 2408 BOCA RIVER DR | LAS VEGAS | NV | 89107 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 353.73 | 32,000.00 | 31,880.00 | 31,805.22 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Full | A | 647 | 160,000.00 | 160000 | 2 | 1/21/2003 | 178 | 03/01/03 | Group II | | | N |
| 5050087 | 0074203448 | ZITA M COOPER | 4251 N 22ND | MILWAUKEE | WI | 53209 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.15 | 04/01/03 | 03/01/33 | 764.79 | 73,525.00 | 73,525.00 | 73,504.65 | ARM | 8.250 | 18.150 | 12.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.150 | Full | C | 461 | 86,500.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050141 | 0074203522 | DIANA HAWKINS | 2613 EMERSON AVE N | MINNEAPOLIS | MN | 55411 | OWNER-OCC | SFR | 360 | 77.56 | 77.56 | 12.25 | 03/01/03 | 02/01/33 | 1,267.96 | 121,000.00 | 120,967.25 | 120,934.18 | ARM | 8.750 | 18.250 | 12.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.250 | Full | C | 535 | 156,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050240 | 0074203621 | TRACY WEBB | 1224 LONGWOOD ROAD | DELRAY BEACH | FL | 33401 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 1,185.91 | 136,850.00 | 136,786.60 | 136,777.10 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | A- | 446 | 161,000.00 | 0.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050299 | 0074203670 | CYNTHIA TAYLOR | 4836 W AVENUE L13 | LANCASTER | CA | 93536 | NON OWNER | SFR | 360 | 72.86 | 72.86 | 9.99 | 03/01/03 | 02/01/33 | 1,341.56 | 153,000.00 | 152,932.17 | 152,863.77 | ARM | 8.250 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.990 | Full | B- | 525 | 210,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050315 | 0074203698 | EMILIO PAYUMO JR | 1784 GRANADA ST | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.35 | 02/01/03 | 01/01/33 | 3,225.66 | 357,000.00 | 356,558.61 | 356,556.81 | ARM | 8.250 | 16.350 | 10.350 | 1 | 1 | 07/01/03 | REFI-CASHOUT | 10.350 | Full | B- | 525 | 420,000.00 | 0.00 | 1 | 1/7/2003 | 357 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5050372 | 0074203753 | MARIA GARCIA | 1150 78TH AVE | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 467.01 | 46,000.00 | 45,945.07 | 45,889.65 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 699 | 230,000.00 | 230,000.00 | 2 | 1/23/2003 | 238 | 03/01/03 | Group II | | | N |
| 5050414 | 0074203795 | ALBERTO GONZALEZ | 224 N LAKE STREET | MADERA | CA | 93638 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 184.87 | 17,600.00 | 17,580.48 | 17,560.48 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 634 | 88,500.00 | 88,000.00 | 2 | 1/15/2003 | 238 | 04/01/03 | Group II | | | N |
| 5050489 | 0074203880 | JESUS ANDRADE | 4283 SPIRIT COURT | TURLOCK | CA | 95382 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.30 | 03/01/03 | 02/01/33 | 3,668.78 | 488,000.00 | 488,000.00 | 485,384.36 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | PURCHASE | 8.300 | Full | A- | 563 | 640,000.00 | 640000 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5050513 | 0074203884 | CHARLES BIBBS | 6979 VIA LOMA | RIVERSIDE | CA | 92506 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.80 | 03/01/03 | 02/01/33 | 4,670.18 | 648,750.00 | 648,296.72 | 647,840.49 | ARM | 5.750 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Full | A- | 528 | 865,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050539 | 0074203910 | JEFF GILCHRIST | 6337 BENNETT | STOCKTON | CA | 95212 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 573.04 | 56,444.00 | 56,308.60 | 56,308.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.760 | Full | A | 657 | 285,000.00 | 282220 | 2 | 1/21/2003 | 238 | 04/01/03 | Group II | | | N |
| 5050604 | 0074203985 | GREGORY B JACKSON | 1438 S HAMLIN AVE | CHICAGO | IL | 60623 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 9.95 | 03/01/03 | 02/01/33 | 1,048.66 | 120,000.00 | 119,946.34 | 119,892.24 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.950 | Full | B | 493 | 150,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050612 | 0074203993 | DANIEL KEITER | 720 SHEPHERD ROAD | XENIA | OH | 45385 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 03/01/03 | 02/01/33 | 1,258.01 | 145,800.00 | 145,662.84 | 145,662.84 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.800 | Full | A- | 487 | 162,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5050820 | 0074204009 | DIANA MALDONADO VARELA | 4473 SW 138 PLACE | MIAMI | FL | 33175 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.75 | 04/01/03 | 03/01/33 | 785.19 | 109,600.00 | 109,600.00 | 109,522.64 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 | | PURCHASE | 7.750 | Full | A | 618 | 137,000.00 | 137,000.00 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | | | N |
| 5050853 | 0074204033 | WALTER GEVERS III | 1233 EL VECINO AVE | MODESTO | CA | 95350 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 304.57 | 30,000.00 | 29,964.18 | 29,964.18 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 695 | 172,000.00 | 150,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5050703 | 0074204083 | LEONARD A CLARK | 13122 PELMIRA RIDGE COURT | HERNDON | VA | 20171 | OWNER-OCC | PUD | 360 | 88.09 | 88.09 | 7.40 | 03/01/03 | 02/01/33 | 3,049.59 | 440,450.00 | 440,118.67 | 439,780.88 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.400 | Stated | AA | 678 | 500,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5050729 | 0074204108 | WILLIAM J GOODWIN | 4551 N 28TH STREET | MILWAUKEE | WI | 53209 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.15 | 03/01/03 | 02/01/33 | 557.01 | 57,800.00 | 57,780.05 | 57,759.91 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.150 | Full | B | 488 | 68,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050745 | 0074204124 | RICHARD L HUGHES | 1335 GLENROSE AVE | LANSING | MI | 48915 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 396.50 | 50,400.00 | 50,358.80 | 50,312.98 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.750 | Stated | AA | 655 | 63,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5050786 | 0074204165 | MARIO CAVAZOS | 1610 JONATHAN ST | SAN JUAN | TX | 78589 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.70 | 04/01/03 | 03/01/33 | 533.08 | 75,050.00 | 75,050.00 | 74,996.49 | ARM | 4.250 | 13.700 | 7.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.700 | Full | AA | 644 | 79,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050935 | 0074204314 | TOMMY E JUSTICE | 702 BROADWAY | PIQUA | OH | 45356 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.60 | 03/01/03 | 02/01/33 | 1,371.81 | 148,750.00 | 148,691.98 | 148,633.60 | ARM | 5.990 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.600 | Full | B | 502 | 175,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5050976 | 0074204355 | SHELBY SMITH | 1868 WAKEENA DRIVE | MIAMI | FL | 33133 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.00 | 03/01/03 | 02/01/33 | 3,229.78 | 401,400.00 | 401,180.74 | 400,959.84 | ARM | 4.990 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | PURCHASE | 9.000 | Full | A- | 577 | 452,000.00 | 446,000.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051040 | 0074204421 | DARRYL K WARE | 5143 DURHAM COURT | DENVER | CO | 80239 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 1,351.38 | 145,350.00 | 145,294.54 | 145,238.72 | ARM | 5.750 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | PURCHASE | 10.700 | Full | B | 470 | 171,000.00 | 171000 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051131 | 0074204512 | JONATHAN A COLLINS | 3 CHICKADEE LANE | NORTH OAKS | MN | 55127 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 7.85 | 03/01/03 | 02/01/33 | 5,477.12 | 750,000.00 | 749,481.63 | 748,979.89 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Full | A- | 681 | 900,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051158 | 0074204538 | QUAN B NGUYEN | 20912 CORTNER AVENUE | LAKEWOOD | CA | 90715 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 548.23 | 54,000.00 | 53,868.68 | 53,868.68 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 782 | 270,000.00 | 270,000.00 | 2 | 1/8/2003 | 238 | 04/01/03 | Group I | | | N |
| 5051164 | 0074204546 | MARIA E DURON | 1711 N NASHVILLE AVE | CHICAGO | IL | 60707 | OWNER-OCC | 2-4 UNITS | 180 | 84.65 | 84.65 | 8.45 | 03/01/03 | 02/01/18 | 2,615.51 | 301,200.00 | 300,203.44 | 299,201.52 | FXD | 0.000 | 8.450 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.450 | Stated | AA | 687 | 355,000.00 | 0.00 | 1 | 1/15/2003 | 178 | 03/01/03 | Group II | | | N |
| 5051339 | 0074204710 | CRISOFORO MALDONADO | RURAL ROUTE 1 BOX 228-B | EDINBURG | TX | 78539 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 10.95 | 03/01/03 | 02/01/18 | 529.93 | 48,400.00 | 48,194.00 | 48,194.00 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.950 | Stated | A | 711 | 58,000.00 | 0.00 | 1 | 1/17/2003 | 178 | 04/01/03 | Group II | | | N |
| 5051347 | 0074204720 | SHIRLEY S NERI | 8452 STANFORD AVENUE | GARDEN GROVE | CA | 92841 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 718.97 | 69,700.00 | 69,538.00 | 69,538.00 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 664 | 348,500.00 | 348,500.00 | 2 | 1/6/2003 | 238 | 04/01/03 | Group II | | | N |
| 5051412 | 0074204783 | GARRY G MCKEE | 1185 VONDELPARK DR | COLORADO SPRINGS | CO | 80907 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 366.03 | 33,780.00 | 33,709.02 | 33,709.02 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 687 | 168,800.00 | 168,900.00 | 2 | 1/3/2003 | 238 | 04/01/03 | Group II | | | N |
| 5051511 | 0074204882 | FELE TIKA | 5124 W 133RD ST | HAWTHORNE | CA | 90250 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 2,662.27 | 311,200.00 | 311,053.28 | 310,905.34 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | PURCHASE | 9.700 | Stated | A- | 536 | 389,000.00 | 389000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051537 | 0074204918 | REBEKAH WELLS | 3477 W 1125 NORTH | LAYTON | UT | 84041 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 310.06 | 30,540.00 | 30,503.53 | 30,466.73 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 663 | 153,000.00 | 152,699.00 | 2 | 1/8/2003 | 238 | 03/01/03 | Group II | | | N |
| 5051552 | 0074204934 | JOSE O DURAN JR | 107 MELON DRIVE | OLMITO | TX | 78575 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.55 | 03/01/03 | 02/01/33 | 367.40 | 40,000.00 | 39,984.27 | 39,968.40 | ARM | 5.750 | 16.550 | 10.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.550 | Stated | A- | 548 | 50,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051560 | 0074204942 | DENNIS A STENSLIEN | 46 SHEOL ST #12A | DURANGO | CO | 81301 | OWNER-OCC | CONDO | 360 | 62.74 | 62.74 | 6.85 | 03/01/03 | 02/01/33 | 694.58 | 106,000.00 | 105,820.49 | 105,820.49 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.850 | Stated | B | 628 | 201,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5051578 | 0074204958 | RODNEY L CARLSON | 31401 380TH STREET NE | GATZKE | MN | 56724 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 03/01/03 | 02/01/33 | 384.95 | 51,000.00 | 50,935.38 | 50,935.38 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.300 | Full | A | 631 | 60,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5051602 | 0074204983 | DANIEL D PRICE | 8723 JERSEY DRIVE | ROCKLIN | CA | 95765 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.99 | 03/01/03 | 02/01/33 | 2,380.71 | 358,200.00 | 357,905.81 | 357,609.60 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.990 | Full | AA | 690 | 398,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5051628 | 0074205008 | DARELL M KLUG JR | 85 SNYDER WAY | FREMONT | CA | 94536 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.50 | 03/01/03 | 02/01/33 | 3,709.24 | 482,400.00 | 482,107.76 | 481,813.45 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 611 | 536,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051651 | 0074205030 | RONALD H FOX | 100 JUNIPER SPRINGS ROAD | NOGAL | NM | 88341 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.55 | 03/01/03 | 02/01/33 | 2,902.40 | 316,000.00 | 315,875.77 | 315,750.44 | ARM | 4.750 | 16.550 | 10.550 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.550 | Full | C | 560 | 395,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051727 | 0074205105 | LLEWELLYN B SMITH | 101 FINEZA WAY | HOT SPRINGS NTL PARK | AR | 71909 | OWNER-OCC | PUD | 360 | 79.21 | 79.21 | 8.50 | 03/01/03 | 02/01/33 | 3,075.66 | 400,000.00 | 399,294.07 | 399,294.07 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 518 | 505,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5051850 | 0074205238 | FELTON HILL | 1348 HARRIS AVENUE | SACRAMENTO | CA | 95838 | OWNER-OCC | SFR | 360 | 59.84 | 59.84 | 9.70 | 03/01/03 | 02/01/33 | 650.17 | 76,000.00 | 75,963.33 | 75,927.70 | ARM | 6.250 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | B- | 488 | 127,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051863 | 0074205270 | KEITH O SELIX | 27057 BELTRAMI LINE RD | BEMIDJI | MN | 56601 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 03/01/03 | 02/01/33 | 1,188.97 | 150,450.00 | 150,278.03 | 150,278.03 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.800 | Full | B | 645 | 177,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5051909 | 0074205295 | GREGORY A YOUNG | 1471 NW 87TH AVE | WASECA | MN | 56093 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 04/01/03 | 03/01/33 | 1,383.54 | 140,250.00 | 140,250.00 | 140,204.68 | ARM | 8.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 488 | 165,000.00 | 0 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5051917 | 0074205303 | ROBERT EDMONDSON | 11431 S LAFAYETTE | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.35 | 03/01/03 | 02/01/33 | 614.41 | 68,000.00 | 67,972.09 | 67,943.84 | ARM | 8.250 | 16.350 | 10.350 | 1 | 1 | 02/01/05 | PURCHASE | 10.350 | Full | B- | 633 | 95,000.00 | 85000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052006 | 0074205384 | MICHAEL A LANGER | 336 STARR BLVD | CALVERTON | NY | 11933 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.90 | 04/01/03 | 03/01/33 | 1,914.43 | 220,000.00 | 220,000.00 | 219,900.57 | ARM | 5.750 | 15.900 | 9.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.900 | Stated | A- | 538 | 275,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052055 | 0074205444 | HEAJIN KIM | 5587 LA SENDAS COURT | LAS VEGAS | NV | 89122 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 432.53 | 45,600.00 | 45,537.97 | 45,479.44 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 693 | 231,000.00 | 228,000.00 | 2 | 1/9/2003 | 238 | 03/01/03 | Group II | | | N |
| 5052063 | 0074205451 | JEFFREY D NEWMAN | 6501 SUNDOWN HEIGHTS AVE | LAS VEGAS | NV | 89130 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 8.99 | 03/01/03 | 02/01/33 | 922.48 | 114,750.00 | 114,687.18 | 114,623.91 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | B | 643 | 135,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052071 | 0074205469 | CARMEN SPECTOR | 153 NORTHERN BLVD | ST JAMES | NY | 11780 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 2,490.62 | 384,000.00 | 383,669.38 | 383,336.90 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.750 | Stated | AA | 644 | 480,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5052287 | 0074205675 | MARION G ALANIS | 440 CHASE AVE | WALLA WALLA | WA | 99362 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 03/01/03 | 02/01/33 | 959.04 | 111,150.00 | 111,098.69 | 111,046.98 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 480 | 123,500.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052402 | 0074205790 | JEFFREY HINCHEY | 3416 BLUE SPRINGS RD | STRAWBERRY PLAINS | TN | 37871 | OWNER-OCC | MANUMOBIL | 360 | 83.94 | 83.94 | 7.50 | 03/01/03 | 02/01/33 | 566.37 | 81,000.00 | 80,908.25 | 80,845.54 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.500 | Full | A | 626 | 96,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5052410 | 0074205808 | LUIS DE LEON | 213 SPERRY AVENUE | VALLEJO | CA | 94590 | OWNER-OCC | SFR | 360 | 82.11 | 82.11 | 9.95 | 03/01/03 | 02/01/33 | 1,607.94 | 184,000.00 | 183,917.73 | 183,834.77 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 448 | 224,100.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052477 | 0074205865 | ARTHUR ROSSOMONDO | 2302 NE 232ND AVE | CAMAS | WA | 98607 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.65 | 03/01/03 | 02/01/33 | 894.42 | 105,000.00 | 104,949.96 | 104,899.61 | ARM | 5.990 | 15.650 | 9.650 | 1 | 1 | 02/01/05 | PURCHASE | 9.650 | Stated | B | 510 | 148,000.00 | 140000 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052485 | 0074205873 | RANDI FREEMAN | 7920 DUGAN RD | HACKETT | AR | 72937 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 9.55 | 04/01/03 | 03/01/33 | 662.10 | 78,400.00 | 78,361.83 | 78,361.83 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 03/01/05 | PURCHASE | 9.550 | Full | B | 550 | 98,000.00 | 98,000.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5052493 | 0074205881 | CHAD FONTENOT | 126 LAURA STREET | ABBEVILLE | LA | 70510 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.05 | 03/01/03 | 02/01/33 | 894.92 | 93,600.00 | 93,533.68 | 93,533.68 | ARM | 8.990 | 17.050 | 11.050 | 2 | 1 | 02/01/08 | PURCHASE | 11.050 | Limited | B | 534 | 117,000.00 | 117000 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5052543 | 0074205931 | GARY L GREEN | 2104 CARPINTERIA DRIVE | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.80 | 03/01/03 | 02/01/33 | 2,001.96 | 278,100.00 | 277,905.68 | 277,710.12 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE | 7.800 | Full | A- | 588 | 309,000.00 | 309,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052592 | 0074205980 | FRED W WILLIAMS | 438 HAMLET LANE | TOWNLEY | AL | 35587 | OWNER-OCC | SFR | 240 | 64.52 | 64.52 | 11.55 | 04/01/03 | 03/01/23 | 427.98 | 40,000.00 | 39,957.04 | 39,957.04 | FXD | 0.000 | 11.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.550 | Full | C | 589 | 62,000.00 | 0.00 | 1 | 2/11/2003 | 239 | 04/01/03 | Group II | | | N |
| 5052678 | 0074206012 | CLARA LOVING | 7518 MOSS SIDE AVE | RICHMOND | VA | 23227 | 2ND HOME | SFR | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 883.84 | 102,000.00 | 101,953.41 | 101,906.44 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | B | 534 | 120,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052642 | 0074206034 | SUSAN D MCNUTT | 4138 OCEAN BEACH HWY | LONGVIEW | WA | 98632 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 7.50 | 03/01/03 | 02/01/33 | 531.41 | 76,000.00 | 75,943.59 | 75,886.83 | ARM | 5.750 | 13.500 | 7.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.500 | Full | A- | 527 | 95,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052725 | 0074206111 | MICHELLE L HENDERSON | 316 PARK AVENUE | MISHAWAKA | IN | 46545 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 658.60 | 72,600.00 | 72,537.33 | 72,537.33 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.200 | Full | B | 495 | 92,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5052808 | 0074206184 | ANGELICA GUTIERREZ | 2455 KENSINGTON CT | TURLOCK | CA | 95381 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 03/01/03 | 02/01/33 | 4,300.17 | 612,000.00 | 611,550.33 | 611,097.83 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.550 | Full | A | 689 | 680,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052816 | 0074206202 | EMILY DIAZ | 11817 NORINO DRIVE | WHITTIER | CA | 90601 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.45 | 03/01/03 | 02/01/33 | 4,561.83 | 596,000.00 | 595,635.30 | 595,267.83 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.450 | Full | A- | 649 | 745,000.00 | 0 | 1 | 1/18/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052824 | 0074206210 | RONALD R CAYABYAB | 626 DUPONT DRIVE | STOCKTON | CA | 95210 | OWNER-OCC | SFR | 360 | 84.92 | 84.92 | 9.88 | 03/01/03 | 02/01/33 | 1,319.89 | 152,000.00 | 151,921.13 | 151,851.42 | ARM | 5.750 | 15.875 | 9.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.875 | Full | A- | 505 | 179,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052832 | 0074206228 | DUNG H TRAN | 2307 BERKSHIRE LANE | BRENTWOOD | CA | 94513 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.10 | 03/01/03 | 02/01/33 | 2,318.58 | 382,608.00 | 382,234.34 | 381,858.78 | ARM | 4.990 | 12.100 | 6.100 | 1 | 1 | 08/01/03 | PURCHASE | 6.100 | Stated | A | 683 | 478,261.00 | 478261 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052840 | 0074206236 | WAYMAN D MCDONALD | 311 E 7TH STREET | ASHDOWN | AR | 71822 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.35 | 03/01/03 | 02/01/33 | 482.58 | 49,300.00 | 49,284.44 | 49,268.44 | ARM | 6.250 | 17.350 | 11.350 | 1 | 1 | 02/01/05 | PURCHASE | 11.350 | Full | B- | 629 | 59,000.00 | 58,000.00 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5052857 | 0074206244 | SONIA TAPIA | 1944 YELLOW PINE DRIVE | MODESTO | CA | 95351 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 323.90 | 31,400.00 | 31,327.01 | 31,327.01 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 664 | 157,000.00 | 157,000.00 | 2 | 1/17/2003 | 238 | 04/01/03 | Group II | | | N |
| 5052873 | 0074206269 | EFRAIN GUTIERREZ | 1448 SUNSET AVE | LIVINGSTON | CA | 95334 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.80 | 03/01/03 | 02/01/33 | 1,574.30 | 246,500.00 | 246,281.45 | 246,081.70 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 02/01/05 | PURCHASE | 6.800 | Limited | A | 634 | 300,000.00 | 290000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052949 | 0074206335 | JOSE L VALLE | 844 MOUNTAIN MEADOWS DR | FAIRFIELD | CA | 94585 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.75 | 03/01/03 | 02/01/33 | 2,837.00 | 396,000.00 | 395,720.50 | 395,439.19 | ARM | 5.750 | 13.750 | 7.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.750 | Stated | A- | 489 | 495,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5052956 | 0074206343 | RALPH HERYFORD | 4189 MARKLEY ROAD | YUBA CITY | CA | 95993 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.30 | 03/01/03 | 02/01/33 | 1,679.65 | 245,000.00 | 244,805.42 | 244,615.00 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | PURCHASE | 7.300 | Stated | A | 645 | 355,000.00 | 350000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053087 | 0074206459 | BENNETT D OLOCIO | 8391 & 8395 CENTER DRIVE | REDDING | CA | 96001 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 1,077.89 | 107,200.00 | 107,167.21 | 107,134.10 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 488 | 139,000.00 | 134000 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053111 | 0074206500 | AUDREYNA PITTMAN | 16824 BIRWOOD | DETROIT | MI | 48221 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.70 | 03/01/03 | 02/01/33 | 1,244.41 | 123,750.00 | 123,712.15 | 123,673.93 | ARM | 6.750 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | C | 510 | 165,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053129 | 0074206517 | GEMMA S DOMAGAS | 1185 PARK VIEW DRIVE | MILPITAS | CA | 95035 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.74 | 03/01/03 | 02/01/33 | 2,023.98 | 347,200.00 | 346,838.61 | 346,471.69 | ARM | 4.990 | 11.740 | 5.740 | 1 | 1 | 02/01/05 | PURCHASE | 5.740 | Full | A | 695 | 434,000.00 | 434,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053137 | 0074206525 | GEMMA S DOMAGAS | 1185 PARK VIEW DRIVE | MILPITAS | CA | 95035 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 823.32 | 86,800.00 | 86,681.93 | 86,562.90 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 695 | 434,000.00 | 434000 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5053160 | 0074206556 | MARICEL CADERAO | 152 HASTINGS AVENUE | VALLEJO | CA | 94589 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 03/01/03 | 02/01/33 | 1,577.07 | 196,000.00 | 196,000.00 | 195,765.08 | ARM | 6.990 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.000 | Stated | B | 511 | 245,000.00 | 0 | 1 | 1/26/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5053194 | 0074206582 | CRISTOBAL B GONZALEZ | 3153 CLAUDIA DRIVE | CONCORD | CA | 94519 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 646.96 | 59,700.00 | 59,574.55 | 59,574.55 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 651 | 298,500.00 | 298,500.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group II | | | N |
| 5053202 | 0074206590 | FILOMENA MONDERO | 615 CANYON ROAD | REDWOOD CITY | CA | 94062 | OWNER-OCC | SFR | 360 | 74.43 | 74.43 | 8.63 | 03/01/03 | 02/01/33 | 4,399.52 | 565,643.00 | 565,309.04 | 564,972.68 | ARM | 5.750 | 14.625 | 8.625 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.625 | Stated | A- | 561 | 760,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053293 | 0074206673 | MELISSA M ISGAR | RD 2 ALBRO TRACT | PULASKI | NY | 13142 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.05 | 03/01/03 | 02/01/33 | 711.24 | 88,000.00 | 87,904.50 | 87,904.50 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.050 | Full | B | 553 | 110,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5053319 | 0074206699 | WARREN E DAVIS | 3603 NE 11TH COURT | RENTON | WA | 98056 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.50 | 03/01/03 | 02/01/33 | 1,542.83 | 168,750.00 | 168,682.93 | 168,615.28 | ARM | 8.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 475 | 225,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053350 | 0074206731 | JAMIE M SHANKO | 3610 104TH STREET EAST | TACOMA | WA | 98446 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 03/01/03 | 02/01/33 | 2,340.29 | 346,500.00 | 346,224.27 | 345,946.80 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 | | PURCHASE | 7.150 | Stated | AA | 654 | 385,000.00 | 385,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5053376 | 0074206758 | DANIEL J CLINCH | 55507 837TH ROAD | NORFOLK | NE | 68701 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 720.61 | 80,750.00 | 80,711.14 | 80,676.57 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.200 | Full | A- | 494 | 95,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053418 | 0074206784 | TIFFANY MILLER | 3980 FAIRCROSS PL 17 | SAN DIEGO | CA | 92115 | NON OWNER | CONDO | 360 | 77.39 | 77.39 | 7.99 | 03/01/03 | 02/01/33 | 1,304.87 | 178,000.00 | 177,880.31 | 177,759.83 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 520 | 230,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053491 | 0074206871 | RYAN S MILLER | 402 SANTANDER DRIVE | SAN RAMON | CA | 94583 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.15 | 03/01/03 | 02/01/33 | 2,582.76 | 382,400.00 | 382,095.71 | 381,789.60 | ARM | 4.990 | 13.150 | 7.150 | 3 | 1 | 02/01/08 | PURCHASE | 7.150 | Stated | A | 617 | 480,000.00 | 478000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053509 | 0074206889 | JERRY A MOECKLI | RT 1 BOX 312 | EUFAULA | OK | 74432 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.60 | 03/01/03 | 02/01/33 | 516.02 | 48,000.00 | 47,987.98 | 47,975.83 | ARM | 6.250 | 18.600 | 12.600 | 1 | 1 | 02/01/05 | PURCHASE | 12.600 | Full | B- | 470 | 67,000.00 | 60,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053582 | 0074206962 | RUBEN RODRIGUEZ | 3728 CLEARWATER DROVE | COLUMBUS | OH | 43232 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 04/01/03 | 03/01/33 | 652.34 | 73,100.00 | 73,100.00 | 73,069.01 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | PURCHASE | 10.200 | Full | B | 503 | 86,000.00 | 86,000.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053616 | 0074206996 | EDWARD D FULLER | 132 TERESITA WAY | LOS GATOS | CA | 95032 | OWNER-OCC | SFR | 360 | 25.33 | 25.33 | 6.35 | 03/01/03 | 02/01/33 | 2,364.50 | 380,000.00 | 379,646.33 | 379,290.76 | FXD | 0.000 | 6.350 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.350 | Stated | A | 736 | ########## | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5053624 | 0074207002 | EARTHA L BAKER | 3882 SALISBURY RD | SOUTH EUCLID | OH | 44121 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 807.58 | 94,400.00 | 94,355.49 | 94,310.62 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | B | 485 | 118,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053681 | 0074207069 | NORMA STINSON | 1001 WALL STREET | ST LOUIS | MO | 63147 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.40 | 03/01/03 | 02/01/33 | 567.90 | 53,600.00 | 53,585.87 | 53,571.69 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 02/01/05 | PURCHASE | 12.400 | Full | B- | 487 | 67,000.00 | 67000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053699 | 0074207077 | ADELA BENAVIDES | 2706 GRASSMERE DRIVE | CORPUS CHRISTI | TX | 78415 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.20 | 03/01/03 | 02/01/33 | 624.34 | 59,800.00 | 59,783.63 | 59,767.09 | ARM | 8.500 | 18.200 | 12.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.200 | Stated | C | 557 | 92,000.00 | 0.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053756 | 0074207135 | WYNONA K HARRISON | 1792 STERLING DRIVE | REDDING | CA | 96003 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 | 04/01/03 | 03/01/33 | 1,415.69 | 162,000.00 | 161,927.58 | 161,927.58 | FXD | 0.000 | 9.850 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 9.850 | Full | A- | 594 | 180,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | | | N |
| 5053855 | 0074207234 | SUSAN L YARBROUGH | 1434 KNIGHT ROAD | ALEXANDER CITY | AL | 35010 | OWNER-OCC | SFR | 360 | 86.67 | 86.67 | 10.80 | 03/01/03 | 02/01/33 | 487.37 | 52,000.00 | 51,980.63 | 51,961.09 | ARM | 5.750 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Full | A- | 497 | 60,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)841-6378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5011 | | | | | | | | | | | | 8.267 | | | |
| 5053863 | 0074207242 | CYNTHIA COHEN | 3601 CATHERINE AVE | CINCINNATI | OH | 45212 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.00 | 03/01/03 | 02/01/33 | 770.07 |
| 5053954 | 0074207333 | SANDRA SANDS | 808 VICTORIA BLVD | HAMPTON | VA | 23661 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 618.44 |
| 5053996 | 0074207374 | DALE G KIKER | 863 GREYSTONE PLACE | SAN LUIS OBISPO | CA | 93401 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 6.40 | 03/01/03 | 02/01/33 | 5,629.56 |
| 5054051 | 0074207432 | FRANK REALE | 14412 GLACIER COURT | PINE MOUNTAIN CLUB | CA | 93222 | OWNER-OCC | PUD | 360 | 81.86 | 81.86 | 9.65 | 03/01/03 | 02/01/33 | 518.91 |
| 5054077 | 0074207457 | ALEX ALMALVEZ | 9024 WILBUR AVENUE | LOS ANGELES | CA | 91324 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 954.32 |
| 5054085 | 0074207485 | JAMIE M JOHNSON | 614 ALLEGHENY AVENUE | TOWSON | MD | 21204 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 3,102.39 |
| 5054093 | 0074207473 | LAURENTINO HERRERA | 631 VICTORIA ST | COSTA MESA | CA | 92627 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 814.72 |
| 5054135 | 0074207515 | CHARLES R JOHNSON | 7722 S JEFFERY AVENUE | COTTAGE GROVE | MN | 55016 | OWNER-OCC | SFR | 360 | 51.00 | 51.00 | 11.40 | 03/01/03 | 02/01/33 | 1,202.78 |
| 5054143 | 0074207523 | ROBERT CUZICK | 364 GAMBLE DR | SPARKS | NV | 89431 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 328.94 |
| 5054168 | 0074207549 | GERALD W BITTLE | 1180 E RENFROE ROAD | TALLADEGA | AL | 35160 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.10 | 03/01/03 | 02/01/33 | 1,354.01 |
| 5054192 | 0074207572 | ROBERT ROCKEY JR | 917 N OHIA ST | ALBION | MI | 49224 | OWNER-OCC | SFR | 360 | 69.73 | 69.73 | 8.90 | 03/01/03 | 02/01/33 | 303.03 |
| 5054218 | 0074207598 | MARTHA Y SIDDIQUE | 20-20 1/2 PEACH STREET | PROVIDENCE | RI | 2908 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 9.25 | 03/01/03 | 02/01/33 | 2,313.78 |
| 5054226 | 0074207606 | ORVILLE GEGERT | 1540 S PIERCE ST | LAKEWOOD | CO | 80232 | OWNER-OCC | SFR | 360 | 51.57 | 51.57 | 9.10 | 03/01/03 | 02/01/33 | 1,067.56 |
| 5054234 | 0074207614 | MARIA I RODRIGUEZ | 1342 SCHLEY AVENUE | SAN ANTONIO | TX | 78210 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.20 | 03/01/03 | 02/01/33 | 373.49 |
| 5054242 | 0074207622 | MICHAEL J KUNTZ | 281 NAUTICAL WAY | ELGIN | IL | 60123 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 1,201.21 |
| 5054259 | 0074207630 | LUIGI PERRI | 9874 ALLISON RANCH AVENUE | LAS VEGAS | NV | 89148 | 2ND HOME | PUD | 360 | 85.00 | 85.00 | 6.30 | 03/01/03 | 02/01/33 | 811.87 |
| 5054275 | 0074207655 | GABRIELA PELAYO | 1665 SHADOW CANYON ROAD | ACTON | CA | 93510 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 2,877.18 |
| 5054283 | 0074207663 | SUE CARVER | 6345 E RIVERVIEW | ROBSTOWN | TX | 78380 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.75 | 03/01/03 | 02/01/33 | 1,088.95 |
| 5054291 | 0074207671 | VINCENT HART | 82 HUNTER LN | WESTBURY | NY | 11590 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 | 03/01/03 | 02/01/33 | 3,494.88 |
| 5054325 | 0074207705 | LINSY M CAMELON | 168 WESTWOOD BEND | ORLANDO | FL | 32835 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 304.37 |
| 5054341 | 0074207721 | ALLAN FIERKE | 128 INDIANWOOD LANE | INDIANHEAD PARK | IL | 60525 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.15 | 04/01/03 | 03/01/33 | 3,188.38 |
| 5054382 | 0074207763 | RUTH BAILEY | 3243 HANDINA DR | DALLAS | TX | 75241 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.05 | 03/01/03 | 02/01/33 | 452.61 |
| 5054440 | 0074207813 | JOHN D FOSTER | 4361 STONECLIFF DR | EVERGREEN | CO | 80439 | OWNER-OCC | SFR | 360 | 76.47 | 76.47 | 7.88 | 03/01/03 | 02/01/33 | 3,649.00 |
| 5054465 | 0074207839 | CHRISTOPHER TUCKER | 1208 S 13TH ST | BURLINGTON | IA | 52601 | OWNER-OCC | SFR | 360 | 84.91 | 84.91 | 11.70 | 03/01/03 | 02/01/33 | 452.52 |
| 5054481 | 0074207853 | JAMES M SPURLOCK | 705 BENTON ROAD | SYCAMORE | OH | 44882 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 | 03/01/03 | 02/01/33 | 482.65 |
| 5054499 | 0074207861 | ROBERT ELLIS | 7745 SE JONA GOLD DRIVE | GRAND RAPIDS | MI | 49508 | OWNER-OCC | SFR | 360 | 69.03 | 69.03 | 11.60 | 03/01/03 | 02/01/33 | 1,201.81 |
| 5054549 | 0074207911 | DELORES GRIFFIN | 33 E 24TH STREET | WILMINGTON | DE | 19802 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.95 | 03/01/03 | 02/01/33 | 450.90 |
| 5054600 | 0074207978 | MICHAEL A ALCORN | 612 FLOYD ST | RUDD | IA | 50471 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.35 | 04/01/03 | 03/01/33 | 709.60 |
| 5054614 | 0074207986 | KEVIN L WILLIAMS | 9280 BEDFORD | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.35 | 03/01/03 | 02/01/33 | 542.13 |
| 5054689 | 0074208059 | JULIO A CEBRERO | 2732 XAVIER STREET | EAST PALO ALTO | CA | 94303 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,140.49 |
| 5054721 | 0074208091 | BEVERLY S PEARCE | 321 16TH STREET | SEAL BEACH | CA | 90740 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 6.85 | 03/01/03 | 02/01/33 | 3,564.62 |
| 5054747 | 0074208109 | PEDRO B OBILLO | 488 NIANTIC AVENUE | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 950.20 |
| 5054762 | 0074208125 | PEDRO B OBILLO | 488 NIANTIC AVENUE | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.30 | 03/01/03 | 02/01/33 | 2,317.43 |
| 5054853 | 0074208208 | MARIO RODRIGUEZ | 6514 6514 1/2 DENVER AVENUE | LOS ANGELES | CA | 90044 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 518.02 |
| 5054895 | 0074208240 | ANNIE M LAPING | 108 PINOLE STREET | HERCULES | CA | 94547 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.85 | 03/01/03 | 02/01/33 | 2,358.94 |
| 5054937 | 0074208281 | VIJAYETA V BANDEKAR | 30401 VIA CHICO PLACE | LAGUNA NIGUEL | CA | 92677 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.40 | 03/01/03 | 02/01/33 | 4,503.65 |
| 5054986 | 0074208331 | SCOTT A ZAWLOCKI | 7127 EVANSTON | MUSKEGON | MI | 49442 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.80 | 03/01/03 | 02/01/33 | 632.27 |
| 4583920 | 0074208380 | JIM HOLMES | 701 MILLCREEK LANE | LEANDER | TX | 78641 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 252.80 |
| 5055009 | 0074208422 | WILLIAM GUTRICH | 1530 S STATESTREET UNIT#1278 | CHICAGO | IL | 60605 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 2,528.19 |
| 5055017 | 0074208430 | DOUGLAS L JORDAN | 43335 PRIVATE ROAD 38 | ELIZABETH | CO | 80107 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 2,094.81 |
| 5055025 | 0074208448 | BRAD HOWE | 181 MOHAWK CIRCLE | SUPERIOR | CO | 80027 | NON OWNER | PUD | 360 | 75.00 | 75.00 | 5.88 | 03/01/03 | 02/01/33 | 1,273.28 |
| 5055041 | 0074208463 | WILLIAM GUTRICH | 1530 S STATE STREET #128 | CHICAGO | IL | 60605 | OWNER-OCC | CONDO | 240 | 15.00 | 95.00 | 11.75 | 03/01/03 | 02/01/23 | 713.63 |
| 5055066 | 0074208489 | BROOKE D JONES | 413 GARFIELD AVE | LIMA | OH | 45805 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 03/01/03 | 02/01/33 | 559.83 |
| 5055074 | 0074208497 | PRANEE AREND | 186 E QUINCY AVENUE | OGDEN | UT | 84404 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 7.35 | 03/01/03 | 02/01/33 | 434.06 |
| 5055116 | 0074208539 | OMESHA MEEK | 2711 CRAWFORD STREET | HOUSTON | TX | 77004 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/18 | 864.42 |
| 5055181 | 0074208604 | DERRICK A MATTHEWS | 960 WHITBY | CLEVELAND HEIGHTS | OH | 44118 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 6.75 | 03/01/03 | 02/01/33 | 496.18 |
| 5055207 | 0074208620 | DAVID SINGLETON | 611 BUERMANN AVENUE | DOVER TOWNSHIP | NJ | 8753 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.40 | 03/01/03 | 02/01/33 | 932.37 |
| 5055215 | 0074208638 | DONNELL E BANKS | 3819 MINNESOTA AVE | ST LOUIS | MO | 63118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 522.91 |
| 5055249 | 0074208661 | JASON PHILLIS | 7860 E ELK CIRCLE | PRESCOTT VALLEY | AZ | 86314 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.80 | 03/01/03 | 02/01/33 | 949.78 |
| 5055306 | 0074208729 | MARTYN FORTUNE | 5603 PENNSYLVANIA AVENUE | ST LOUIS | MO | 63111 | NON OWNER | SFR | 360 | 63.49 | 63.49 | 11.45 | 03/01/03 | 02/01/33 | 394.60 |
| 5055330 | 0074208752 | DENNIS CIANFICHI | 2514 BLUCHER VALLEY ROAD | SEBASTOPOL | CA | 95472 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 6.35 | 03/01/03 | 02/01/33 | 3,235.63 |
| 5055371 | 0074208794 | EDGARDO DE LA TORRE | 2104 LILLY COVE | MISSION | TX | 78572 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.65 | 03/01/03 | 02/01/33 | 754.93 |
| 5055454 | 0074208851 | A M ADAMS | 1610 HARBOR AVE SW 400 | SEATTLE | WA | 98126 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 7.65 | 03/01/03 | 02/01/33 | 4,824.70 |
| 5055470 | 0074208877 | JOSEPH R REPP | 1208 LOMBARDI LANE | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 2,272.98 |
| 5055587 | 0074208984 | DAVID RICE | 2122 ADDISON AVE E | TWIN FALLS | ID | 83301 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 03/01/03 | 02/01/33 | 1,061.78 |
| 5055645 | 0074209040 | DAVID JENSEN | 783 CLAREMONT DR | MORGAN HILL | CA | 95037 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,115.60 |
| 5055736 | 0074209131 | MARIA D HERRERA | 1417 BURBECK AVENUE | RICHMOND | CA | 94801 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 511.66 |
| 5055801 | 0074209206 | FRANCISCO CUEVAS | 839 10TH STREET | MERCED | CA | 95340 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 291.39 |
| 5055835 | 0074209230 | ANTONIO M JIMENEZ | 876 CALAVERAS DRIVE | SALINAS | CA | 93906 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 642.64 |
| 5055850 | 0074209255 | LYLE H JAMES | 738 E SIERRA AVENUE | FRESNO | CA | 93710 | OWNER-OCC | SFR | 360 | 88.42 | 88.42 | 10.30 | 03/01/03 | 02/01/33 | 1,259.75 |
| 5055918 | 0074209313 | OLLIE SCOTT | 1600 GLEN AVENUE | DALLAS | TX | 75216 | OWNER-OCC | SFR | 360 | 46.15 | 46.15 | 12.05 | 03/01/03 | 02/01/33 | 309.74 |
| 5055942 | 0074209347 | WILLIAM BUMGARDNER | 213 WALTHAM PL | OAK RIDGE | TN | 37830 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 10.45 | 03/01/03 | 02/01/33 | 692.37 |
| 5056098 | 0074209479 | MATTHEW C PENTZ | 1758 PACIFIC AVENUE | OGDEN | UT | 84404 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.99 | 04/01/03 | 03/01/33 | 356.84 |
| 5056106 | 0074209487 | CUSTODIO MENDOZA | 1421 HILL AVENUE | MENLO PARK | CA | 94025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.80 | 03/01/03 | 02/01/33 | 2,399.09 |
| 5056114 | 0074209495 | CUSTODIO MENDOZA | 1421 HILL AVENUE | MENLO PARK | CA | 94025 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 10.75 | 03/01/03 | 02/01/23 | 467.01 |
| 5056221 | 0074209594 | ALVARO ARANDA | 1318 BEACON AVENUE | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 88.42 | 88.42 | 7.30 | 03/01/03 | 02/01/33 | 2,879.40 |
| 5056239 | 0074209602 | CLARK CASPERSON | 33028 38TH AVE SOUTH | AUBURN | WA | 98001 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.50 | 03/01/03 | 02/01/33 | 725.30 |
| 5056247 | 0074209610 | MARIA O MURILLO | 3569 FIGUEROA DRIVE | SAN LEANDRO | CA | 94578 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.00 | 03/01/03 | 02/01/33 | 1,783.67 |
| 5056262 | 0074209636 | MARIA L NEUMEYER | 18 S 10TH ST | BELLEVILLE | IL | 62220 | OWNER-OCC | SFR | 360 | 65.43 | 65.43 | 10.20 | 03/01/03 | 02/01/33 | 472.97 |
| 5056304 | 0074209677 | FELISA C BRANCHFLOWER | 16059 MELROSE AVENUE | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 2,414.28 |
| 5056338 | 0074209701 | MICHAEL J PEHRSON | 3635 S 6850 WEST | WEST VALLEY CITY | UT | 84128 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 5.88 | 03/01/03 | 02/01/33 | 390.42 |
| 5056361 | 0074209735 | BINH DIEP | 2150 BRIGHAM STREET | BROOKLYN | NY | 11229 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 3,193.30 |
| 5056411 | 0074209784 | NATALIE F GEORGEVICH | 16008 N 58TH WAY | SCOTTSDALE | AZ | 85254 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 453.22 |
| 5056437 | 0074209800 | WENDELL J GORUM II | 2610 MAJESTIC COURT | TURLOCK | CA | 95382 | OWNER-OCC | SFR | 360 | 82.28 | 82.28 | 7.05 | 03/01/03 | 02/01/33 | 3,103.94 |
| 5056536 | 0074209909 | DAN E GHERA | 180 YOSEMITE DRIVE | TRACY | CA | 95376 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.70 | 03/01/03 | 02/01/33 | 1,507.88 |
| 5056551 | 0074209925 | TERRY L DORNHECKER | 678 GREENBRIAR SQUARE | BOLIVER | OH | 44612 | OWNER-OCC | SFR | 360 | 69.57 | 69.57 | 7.99 | 04/01/03 | 03/01/33 | 1,385.90 |
| 5056577 | 0074209941 | JAMES P VIERRA | 9022 BURLINE STREET | SACRAMENTO | CA | 95827 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 303.56 |
| 5056619 | 0074209982 | ROBERTO S ARCEGA | 1811 NORTH STAR CIRCLE | SAN JOSE | CA | 95131 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.55 | 03/01/03 | 02/01/33 | 2,160.23 |
| 5056650 | 0074210022 | HERNANDO F MUTALLA | 3455 HILLSBOROUGH DRIVE | CONCORD | CA | 94520 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 03/01/03 | 02/01/33 | 1,945.18 |
| 5056668 | 0074210030 | LOLITA M SHAWON | 172 21 128TH AVE | QUEENS | NY | 11434 | OWNER-OCC | 2-4 UNITS | 180 | 19.42 | 99.42 | 10.75 | 04/01/03 | 03/01/18 | 751.04 |
| 5056676 | 0074210048 | HENRY L CLARDY | 7769 BRISA BLANDA | ORO GRANDE | CA | 93420 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.95 | 03/01/03 | 02/01/33 | 2,948.52 |
| 5056726 | 0074210097 | CYNTHIA D COUCH | 2100 CORDOBA WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.50 | 03/01/03 | 02/01/33 | 1,693.85 |
| 5056742 | 0074210113 | RENATO GARCIA | 4722 DEL LOMA COURT | CAMPBELL | CA | 95008 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 6.05 | 03/01/03 | 02/01/33 | 3,013.84 |
| 5056767 | 0074210139 | WILLIE BENTON | 11028 TOWNLEY DRIVE | WHITTIER | CA | 90606 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 1,784.77 |
| 5056833 | 0074210204 | BEVERLY CRUZ | 4320 DELAWARE DRIVE | FREMONT | CA | 94538 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.85 | 03/01/03 | 02/01/33 | 1,958.60 |
| 5056841 | 0074210212 | BEVERLY CRUZ | 4320 DELAWARE DRIVE | FREMONT | CA | 94538 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 842.63 |
| 5056858 | 0074210220 | RAY WALKER | 83 N ROYAL FERN | THE WOODLANDS | TX | 77380 | OWNER-OCC | PUD | 360 | 68.80 | 68.80 | 6.55 | 03/01/03 | 02/01/33 | 7,724.60 |
| 5056916 | 0074210287 | DWAYNE E WHITE | 12313 ELK RUN RD | MIDLAND | VA | 22728 | OWNER-OCC | SFR | 360 | 79.03 | 79.03 | 8.50 | 03/01/03 | 02/01/33 | 1,470.55 |
| 5056965 | 0074210337 | JOHN GRAYSON | 2150 OESPER AVE | CINCINNATI | OH | 45207 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.45 | 03/01/03 | 02/01/33 | 510.17 |
| 5057005 | 0074210378 | THOMAS W ADDEO | 1132 S MONTEBELLO BLVD | MONTEBELLO | CA | 90640 | OWNER-OCC | SFR | 360 | 94.77 | 94.77 | 6.30 | 03/01/03 | 02/01/33 | 2,324.74 |
| 5057013 | 0074210386 | CRAIG R CLARK | 7050 E GROVEWOOD LANE | ORANGE | CA | 92869 | OWNER-OCC | SFR | 180 | 64.16 | 64.16 | 7.45 | 03/01/03 | 02/01/18 | 3,705.94 |
| 5057096 | 0074210469 | SHAWN WALKER | 8 N KING STREET | GEORGETOWN | DE | 19947 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.15 | 03/01/03 | 02/01/33 | 751.53 |
| 5057112 | 0074210485 | CYNTHIA K WRIGHT | 528 E 44TH STREET | SAN ANGELO | TX | 76903 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 11.05 | 03/01/03 | 02/01/33 | 457.36 |
| 5057138 | 0074210501 | ROBERT R MITCHELL | 839 W ORANGE STREET | SAN BERNARDINO | CA | 92410 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 04/01/03 | 03/01/33 | 638.15 |
| 5057146 | 0074210519 | JEANETTE MCDONALD | 119 COUNTY ROAD 238 | EUREKA SPRINGS | AR | 72631 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.60 | 04/01/03 | 03/01/33 | 581.01 |
| 5057153 | 0074210527 | ENRIQUE A CLARK | 6028 3RD STREET | MAYVILLE | MI | 48744 | OWNER-OCC | SFR | 360 | 54.72 | 54.72 | 11.75 | 03/01/03 | 02/01/33 | 397.71 |
| 5057195 | 0074210568 | JOHN NORDBY | 10822 NE 121ST STREET | KIRKLAND | WA | 98034 | OWNER-OCC | SFR | 360 | 58.31 | 58.31 | 10.60 | 03/01/03 | 02/01/33 | 1,586.23 |
| 5057245 | 0074210618 | BETTY J ROBINSON | 111 DALEWOOD DR | LAVALETTE | WV | 25535 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 12.20 | 03/01/03 | 02/01/33 | 626.43 |
| 5057286 | 0074210658 | GREGORY D GORDON | 4703 ESTHER DRIVE | AUSTIN | TX | 78752 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 281.21 |
| 5057328 | 0074210691 | DEANNA P GUISEPPI | 9850 PECKY CYPRESS WAY | ORLANDO | FL | 32836 | OWNER-OCC | PUD | 360 | 94.57 | 94.57 | 6.80 | 03/01/03 | 02/01/33 | 1,861.93 |
| 5057336 | 0074210709 | JAMES T SLATER | 6379 RIDER ROAD | HILLSBORO | OH | 45133 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.99 | 03/01/03 | 02/01/33 | 1,059.15 |
| 5057369 | 0074210733 | MARIAN JENKINS | 3162 ARTHINGTON BLVD | INDIANAPOLIS | IN | 46218 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 04/01/03 | 03/01/33 | 495.76 |
| 5057401 | 0074210774 | ROBERT CONNOR | 137 W JONES ST | FOSTORIA | OH | 44830 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.99 | 03/01/03 | 02/01/33 | 566.19 |
| 5057450 | 0074210824 | DANIEL G WAGNER | 12881 TRAVILAH RD | POTOMAC | MD | 20854 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 04/01/03 | 03/01/33 | 2,908.65 |
| 5057500 | 0074210873 | MARVIN R GOOD | 412 E MAIN STREET | HESSTON | KS | 67062 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 03/01/03 | 02/01/33 | 645.35 |
| 5057518 | 0074210881 | GREGORIO A VARONA | 197 ALTHEA STREET | PROVIDENCE | RI | 2907 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 03/01/03 | 02/01/33 | 1,370.88 |
| 5057583 | 0074210956 | JIMMY L JONES | 1509 RUTH ST | HOUSTON | TX | 77004 | OWNER-OCC | SFR | 360 | 68.28 | 68.28 | 10.75 | 03/01/03 | 02/01/33 | 1,145.52 |

| LOAN NUMBER | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 277,853,520.25 | 276,895,587.98 | 276,370,956.24 | | | | | | | | | | | | | | | | | 349.62 | | | | | |
| 5053863 | 87,750.00 | 87,711.18 | 87,672.04 | ARM | 6.750 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.000 | Full | D | 530 | 135,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053954 | 61,600.00 | 61,580.60 | 61,561.51 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 507 | 77,500.00 | 77000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5053996 | 900,000.00 | 899,338.46 | 898,336.46 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.400 | Full | A | 679 | ########## | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054051 | 60,000.00 | 59,944.95 | 59,944.95 | ARM | 5.990 | 15.650 | 9.650 | 1 | 1 | 02/01/05 | PURCHASE | 9.650 | Stated | A | 637 | 87,000.00 | 87,000.00 | 1 | 1/17/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054077 | 94,000.00 | 93,887.76 | 93,774.52 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 641 | 470,000.00 | 470000 | 2 | 1/23/2003 | 238 | 03/01/03 | Group I | | | N |
| 5054085 | 347,650.00 | 347,502.64 | 347,354.02 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | PURCHASE | 10.200 | Full | B | 518 | 475,000.00 | 409000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054093 | 80,200.00 | 80,104.74 | 80,007.62 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 692 | 401,000.00 | 401000 | 2 | 1/10/2003 | 238 | 03/01/03 | Group I | | | N |
| 5054135 | 122,400.00 | 122,360.01 | 122,319.64 | ARM | 6.750 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.400 | Full | C | 541 | 240,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054143 | 32,400.00 | 32,361.51 | 32,322.27 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 643 | 162,000.00 | 162,000.00 | 2 | 1/16/2003 | 238 | 03/01/03 | Group I | | | N |
| 5054168 | 153,000.00 | 152,933.74 | 152,866.92 | ARM | 5.990 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.100 | Full | B | 509 | 180,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054192 | 38,000.00 | 37,978.75 | 37,957.45 | ARM | 5.990 | 14.900 | 8.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.900 | Full | B | 551 | 54,500.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054218 | 281,250.00 | 281,104.19 | 280,957.25 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | PURCHASE | 9.250 | Full | A | 677 | 380,000.00 | 375000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054226 | 131,500.00 | 131,429.65 | 131,358.76 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.100 | Full | A | 653 | 255,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054234 | 45,600.00 | 45,576.11 | 45,552.04 | FXD | 0.000 | 9.200 | 0.000 | 0 | 0 | | PURCHASE | 9.200 | Full | B- | 563 | 57,000.00 | 57,000.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group I | | | N |
| 5054242 | 129,200.00 | 129,200.00 | 129,150.82 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | B- | 495 | 152,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054259 | 131,180.00 | 131,096.73 | 130,932.61 | ARM | 4.250 | 12.300 | 6.300 | 1 | 1 | 02/01/05 | PURCHASE | 6.300 | Stated | AA | 645 | 154,500.00 | 154330 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054275 | 455,200.00 | 454,788.49 | 454,374.71 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | PURCHASE | 6.500 | Stated | A | 628 | 569,000.00 | 569,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054283 | 152,000.00 | 151,892.72 | 151,784.79 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 02/01/05 | PURCHASE | 7.750 | Stated | A | 640 | 190,000.00 | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054291 | 361,250.00 | 361,126.67 | 360,997.16 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.200 | Full | B- | 478 | 425,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054325 | 29,980.00 | 29,944.72 | 29,908.79 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 642 | 150,000.00 | 149,900.00 | 2 | 1/2/2003 | 237 | 04/01/03 | Group I | | | N |
| 5054341 | 487,500.00 | 487,500.00 | 487,182.72 | ARM | 5.990 | 14.150 | 8.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.150 | Stated | A | 488 | 650,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054382 | 56,000.00 | 55,969.73 | 55,939.08 | ARM | 5.750 | 15.050 | 9.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.050 | Full | A | 572 | 70,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054440 | 650,000.00 | 649,673.34 | 648,671.34 | ARM | 5.250 | 13.875 | 7.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.875 | Full | AA | 637 | 850,000.00 | 0 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054465 | 45,000.00 | 44,986.23 | 44,972.33 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 467 | 53,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054481 | 46,400.00 | 46,387.15 | 46,374.17 | ARM | 6.750 | 18.150 | 12.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.150 | Full | C | 509 | 58,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054499 | 120,430.00 | 120,354.33 | 120,354.33 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.600 | Full | D | 502 | 204,000.00 | 0 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054549 | 44,000.00 | 43,974.41 | 43,974.41 | ARM | 6.250 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | PURCHASE | 11.950 | Full | B- | 476 | 66,000.00 | 55,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054600 | 85,500.00 | 85,500.00 | 85,456.59 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.350 | Full | A- | 513 | 95,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054614 | 60,000.00 | 59,975.37 | 59,950.53 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 02/01/05 | PURCHASE | 10.350 | Full | B- | 525 | 77,000.00 | 75,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054689 | 344,000.00 | 343,679.84 | 343,357.98 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 685 | 431,000.00 | 430,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054721 | 544,000.00 | 543,540.71 | 543,078.80 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.850 | Full | A | 633 | 840,000.00 | 0 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054747 | 93,600.00 | 93,375.40 | 93,375.40 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 659 | 468,000.00 | 468,000.00 | 2 | 1/13/2003 | 238 | 04/01/03 | Group II | | | N |
| 5054762 | 374,400.00 | 373,694.49 | 373,694.49 | ARM | 4.990 | 12.300 | 6.300 | 1 | 1 | 02/01/05 | PURCHASE | 6.300 | Full | A | 659 | 468,000.00 | 468000 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5054853 | 47,800.00 | 47,750.07 | 47,699.55 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 640 | 245,000.00 | 239000 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5054895 | 360,000.00 | 359,327.78 | 359,327.78 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.850 | Full | A | 632 | 450,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group I | | | N |
| 5054937 | 720,000.00 | 719,336.09 | 718,668.81 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.400 | Full | A | 671 | 960,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5054986 | 62,400.00 | 62,400.00 | 62,382.48 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.800 | Full | C | 514 | 78,000.00 | 0 | 1 | 1/24/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 4583920 | 24,900.00 | 24,840.26 | 24,809.99 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 689 | 132,000.00 | 124500 | 2 | 12/31/2002 | 237 | 03/01/03 | Group I | | | N |
| 5055009 | 351,200.00 | 350,954.61 | 350,707.82 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | PURCHASE | 7.800 | Stated | A | 644 | 535,000.00 | 439,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5055017 | 328,000.00 | 327,709.19 | 327,416.70 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Stated | A | 690 | 410,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5055025 | 215,250.00 | 215,030.54 | 214,810.00 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.875 | Stated | AA | 652 | 287,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055041 | 65,850.00 | 65,781.15 | 65,711.63 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 644 | 535,000.00 | 439,000.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group I | | | N |
| 5055066 | 61,200.00 | 61,175.67 | 61,151.13 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 508 | 72,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055074 | 63,000.00 | 62,903.34 | 62,903.34 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.350 | Stated | A | 623 | 90,000.00 | 0 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5055116 | 73,000.00 | 73,000.00 | 72,899.28 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | B | 622 | 370,000.00 | 365,000.00 | 2 | 1/9/2003 | 178 | 02/01/03 | Group II | | | N |
| 5055181 | 76,500.00 | 76,367.89 | 76,367.89 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.750 | Stated | AA | 642 | 102,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group I | | | N |
| 5055207 | 88,000.00 | 87,976.96 | 87,953.69 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.400 | Limited | B- | 481 | 110,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055215 | 52,000.00 | 51,982.00 | 51,965.91 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 440 | 65,000.00 | 65000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055249 | 110,075.00 | 110,024.19 | 109,972.98 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | PURCHASE | 9.800 | Full | B | 551 | 131,000.00 | 129500 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055306 | 40,000.00 | 39,987.07 | 39,974.01 | ARM | 5.990 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Full | B | 428 | 63,000.00 | 0 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055330 | 520,000.00 | 519,515.53 | 519,029.52 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Full | A | 728 | 800,000.00 | 800,000.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5055371 | 106,400.00 | 106,323.30 | 106,246.10 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.650 | Stated | A | 644 | 133,000.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5055454 | 680,000.00 | 679,510.30 | 679,017.48 | ARM | 4.990 | 13.650 | 7.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.650 | Full | A | 603 | 850,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055470 | 260,100.00 | 259,983.70 | 259,866.44 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 492 | 306,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055587 | 104,000.00 | 103,969.57 | 103,938.84 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.900 | Full | C | 506 | 130,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055645 | 340,000.00 | 339,683.56 | 339,365.46 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 697 | 455,000.00 | 425000 | 1 | 1/16/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5055736 | 50,400.00 | 50,079.10 | 50,079.10 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A- | 699 | 252,000.00 | 252,000.00 | 2 | 1/21/2003 | 238 | 04/01/03 | Group II | | | N |
| 5055801 | 30,720.00 | 30,676.21 | 30,636.00 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 735 | 155,000.00 | 153,600.00 | 2 | 1/15/2003 | 238 | 03/01/03 | Group II | | | N |
| 5055835 | 63,300.00 | 63,224.42 | 63,148.17 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 742 | 316,500.00 | 316,500.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5055850 | 140,000.00 | 139,940.52 | 139,881.93 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.300 | Full | A- | 478 | 162,000.00 | 0.00 | 1 | 1/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5055918 | 30,000.00 | 29,982.93 | 29,982.93 | ARM | 6.750 | 18.050 | 12.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.050 | Full | C | 608 | 65,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5055942 | 76,000.00 | 75,969.46 | 75,938.68 | FXD | 0.000 | 10.450 | 0.000 | 0 | 0 | | PURCHASE | 10.450 | Stated | C | 612 | 95,000.00 | 95,000.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5056098 | 37,500.00 | 37,486.44 | 37,486.44 | ARM | 6.750 | 16.990 | 10.990 | 1 | 1 | 03/01/05 | PURCHASE | 10.990 | Full | A- | 612 | 74,000.00 | 50000 | 1 | 2/6/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5056106 | 368,000.00 | 367,686.24 | 367,370.71 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | PURCHASE | 6.800 | Full | A | 656 | 460,000.00 | 460,000.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5056114 | 46,000.00 | 45,945.07 | 45,889.65 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 656 | 460,000.00 | 460000 | 2 | 1/23/2003 | 238 | 03/01/03 | Group II | | | N |
| 5056221 | 420,000.00 | 419,675.60 | 419,349.23 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 689 | 475,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5056239 | 114,750.00 | 114,646.26 | 114,541.96 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 655 | 135,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056247 | 297,500.00 | 297,203.83 | 296,906.18 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.000 | Stated | AA | 703 | 350,000.00 | 0 | 1 | 1/18/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056262 | 53,000.00 | 52,950.50 | 52,927.61 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Stated | B- | 527 | 81,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056304 | 300,050.00 | 299,886.10 | 299,720.97 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.000 | Full | A- | 538 | 353,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056338 | 66,000.00 | 65,932.70 | 65,865.06 | ARM | 4.750 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | PURCHASE | 5.875 | Stated | AA | 691 | 114,000.00 | 82500 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056361 | 500,000.00 | 499,110.98 | 499,110.98 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | PURCHASE | 6.600 | Stated | A | 684 | 634,000.00 | 625000 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | | | N |
| 5056411 | 41,000.00 | 40,810.23 | 40,810.23 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 691 | 235,000.00 | 205000 | 2 | 1/23/2003 | 178 | 04/01/03 | Group II | | | N |
| 5056437 | 464,200.00 | 463,823.24 | 463,444.26 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 02/01/05 | PURCHASE | 7.050 | Stated | A | 661 | 564,200.00 | 564200 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056536 | 233,900.00 | 233,697.50 | 233,493.87 | FXD | 0.000 | 6.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.700 | Stated | AA | 642 | 274,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group I | | | N |
| 5056551 | 189,000.00 | 189,000.00 | 188,872.93 | ARM | 4.990 | 13.990 | 7.990 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.990 | Full | A- | 593 | 211,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056577 | 29,900.00 | 29,864.29 | 29,828.20 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 682 | 149,500.00 | 149500 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5056619 | 340,000.00 | 339,349.54 | 339,389.94 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 | PURCHASE | 6.550 | Full | A | 647 | 449,000.00 | 425,000.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5056650 | 288,000.00 | 287,540.27 | 287,540.27 | ARM | 4.990 | 13.150 | 7.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.150 | Full | A | 641 | 320,000.00 | 0 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5056668 | 67,000.00 | 67,000.00 | 66,840.17 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 737 | 345,000.00 | 355350 | 2 | 2/27/2003 | 179 | 03/01/03 | Group II | | | N |
| 5056676 | 403,750.00 | 403,476.32 | 403,200.63 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.950 | Full | A- | 583 | 475,000.00 | 0.00 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056726 | 242,250.00 | 241,875.08 | 241,875.08 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.500 | Full | A | 633 | 285,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | | | N |
| 5056742 | 500,000.00 | 499,506.99 | 499,011.50 | ARM | 4.990 | 12.050 | 6.050 | 1 | 1 | 02/01/05 | PURCHASE | 6.050 | Full | A | 654 | 635,000.00 | 625000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056767 | 200,000.00 | 199,915.23 | 199,829.74 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B- | 479 | 250,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056833 | 332,000.00 | 331,659.90 | 331,318.14 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 02/01/05 | PURCHASE | 5.850 | Stated | A | 718 | 415,000.00 | 415000 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056841 | 83,000.00 | 82,900.89 | 82,800.89 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 718 | 415,000.00 | 415000 | 2 | 1/10/2003 | 238 | 03/01/03 | Group II | | | N |
| 5056858 | 1,000,000.00 | 999,400.40 | 998,796.53 | FXD | 0.000 | 6.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.550 | Full | A- | 587 | ########## | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | | | N |
| 5056916 | 191,250.00 | 191,134.14 | 191,017.48 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 622 | 242,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056965 | 56,000.00 | 55,977.50 | 55,954.80 | ARM | 5.750 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | PURCHASE | 10.450 | Full | A- | 505 | 70,000.00 | 70000 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057005 | 308,000.00 | 307,605.58 | 307,209.84 | FXD | 0.000 | 6.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.300 | Full | AA | 626 | 325,000.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 5057013 | 401,000.00 | 397,763.98 | 396,460.09 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.450 | Stated | A- | 673 | 625,000.00 | 0.00 | 1 | 1/23/2003 | 178 | 03/01/03 | Group II | | | N |
| 5057096 | 72,250.00 | 72,230.00 | 72,209.80 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.150 | Full | B- | 511 | 85,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057112 | 47,835.00 | 47,818.12 | 47,801.09 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | PURCHASE | 11.050 | Full | A- | 532 | 55,000.00 | 53150 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057138 | 80,750.00 | 80,750.00 | 80,704.02 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | PURCHASE | 8.800 | Full | B | 584 | 97,000.00 | 95,000.00 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057146 | 63,000.00 | 63,000.00 | 62,975.49 | ARM | 6.250 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.600 | Stated | B- | 509 | 90,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057153 | 39,400.00 | 39,097.43 | 39,082.55 | ARM | 6.750 | 17.750 | 11.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.750 | Full | D | 533 | 72,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057195 | 172,000.00 | 171,933.10 | 171,865.61 | ARM | 6.250 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.600 | Stated | B | 498 | 295,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057245 | 60,000.00 | 59,983.57 | 59,966.97 | ARM | 6.750 | 18.200 | 12.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.200 | Full | C | 504 | 80,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057286 | 26,830.00 | 26,770.04 | 26,739.80 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | B | 620 | 135,000.00 | 134,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5057328 | 235,611.00 | 235,476.83 | 235,341.08 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | PURCHASE | 6.800 | Stated | AA | 638 | 250,000.00 | 248,045.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | | | N |
| 5057336 | 131,750.00 | 131,677.88 | 131,605.22 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | B | 573 | 155,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057369 | 49,300.00 | 49,300.00 | 49,284.92 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.700 | Full | B- | 487 | 58,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057401 | 59,500.00 | 59,478.73 | 59,457.27 | ARM | 6.250 | 16.990 | 10.990 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.990 | Full | B- | 508 | 70,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057450 | 340,000.00 | 340,000.00 | 339,839.68 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.700 | Full | B | 479 | 400,000.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057500 | 70,550.00 | 70,493.68 | 70,493.68 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.500 | Full | B | 508 | 83,000.00 | 0 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5057518 | 144,500.00 | 144,447.90 | 144,395.33 | ARM | 5.990 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | PURCHASE | 10.950 | Full | B | 450 | 170,000.00 | 170000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057583 | 122,714.00 | 122,667.79 | 122,621.17 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.750 | Full | B- | 505 | 185,200.00 | 0.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |




Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE |
|---|---|---|---|---|---|---|---|---|
| 5057809 | 0074210972 | STEPHNEY THOMPSON | 829 30TH COURT | WEST PALM BEACH | FL | 33407 | OWNER-OCC | SFR |
| 5057625 | 0074210998 | LAWRENCE S DORSEY | 701 MEADOW LANE | BIG BEAR CITY | CA | 92314 | 2ND HOME | SFR |
| 5057690 | 0074211061 | VANESSA M ARCHULETA | 343 S 8TH STREET | PAGOSA SPRINGS | CO | 81147 | OWNER-OCC | SFR |
| 5057781 | 0074211152 | AZUCENA BARRON | 3727 HAVENMOOR PLACE | KATY | TX | 77449 | OWNER-OCC | SFR |
| 5057864 | 0074211236 | PAULA A BURDEAUX | 850 W HAWTHORN STREET | LOUISVILLE | CO | 80027 | OWNER-OCC | SFR |
| 5057914 | 0074211285 | JAMES KIRKPATRICK | 904 HILLCREST | PLEASANT HILL | MO | 64080 | OWNER-OCC | SFR |
| 5057930 | 0074211301 | KIMAREE WINFIELD | 793 BUNKER HILL DRIVE | SAN BERNARDINO | CA | 92410 | OWNER-OCC | SFR |
| 5057948 | 0074211319 | GERALD R BETKER | 4151 ROBERT AVE | CARNELIAN BAY | CA | 96140 | OWNER-OCC | SFR |
| 5057989 | 0074211350 | JAVIER T HERRERA | 2237 W CAMDEN PLACE | SANTA ANA | CA | 92704 | OWNER-OCC | SFR |
| 5057997 | 0074211368 | MUHAMMAD ALHUSSEIN | 46780 BACKWATER DRIVE | STERLING | VA | 20164 | OWNER-OCC | SFR |
| 5058102 | 0074211475 | EVA HARRIS | 3542 VISTA LAKE DRIVE | BENTON HARBOR | MI | 49022 | OWNER-OCC | SFR |
| 5058128 | 0074211491 | RANDALL L WILLIAMS | RR 4 BOX 243-3 | COLCORD | OK | 74338 | OWNER-OCC | SFR |
| 5058185 | 0074211541 | SHERI HORN | 1423 MARINERS DRIVE | NEWPORT BEACH | CA | 92663 | OWNER-OCC | SFR |
| 5058193 | 0074211558 | HILDELISA URENA | 1113 DAFFODIL | CORONA | CA | 92882 | OWNER-OCC | SFR |
| 5058144 | 0074211574 | JAMES G LAMPROS | 335 & 345 SHELDON AVENUE | GRIDLEY | CA | 95948 | OWNER-OCC | 2-4 UNITS |
| 5058219 | 0074211582 | PAUL HILL | 241 PEMBERWICK ROAD | GREENWICH | CT | 6830 | OWNER-OCC | SFR |
| 5058243 | 0074211616 | ARCH B CHEATHAM III | 317 WORTHY STREET | SAGINAW | TX | 78179 | OWNER-OCC | SFR |
| 5058276 | 0074211640 | DENNIS J LEBARON | 11389 N 5710 WEST | HIGHLAND | UT | 84003 | OWNER-OCC | SFR |
| 5058284 | 0074211657 | GUITTY ZAMANI | 2103 178TH AVENUE NE | REDMOND | WA | 98052 | OWNER-OCC | SFR |
| 5058326 | 0074211699 | THOMAS R POWERS | 8673 CHRISTOPHER LEE CIR | LAS VEGAS | NV | 89128 | OWNER-OCC | PUD |
| 5058334 | 0074211707 | SADE L WHITEHEAD | 378 PARKWAY DRIVE | BATTLE CREEK | MI | 49017 | NON OWNER | SFR |
| 5058367 | 0074211731 | RONALD D FOWLES | 4852 W OPAL HILL DR | WEST JORDAN | UT | 84084 | OWNER-OCC | SFR |
| 5058409 | 0074211772 | JOSE A GOMEZ | 1209 TIERRA LINDA BLVD. | MISSION | TX | 78572 | NON OWNER | SFR |
| 5058433 | 0074211806 | COY L OLSON | 9749 FM 314 | BROWNSBORO | TX | 75758 | OWNER-OCC | SFR |
| 5058441 | 0074211814 | STEPHANIE E FRANKLIN | 2911 SPICEWOOD COURT | FAIRFIELD | CA | 94533 | OWNER-OCC | SFR |
| 5058466 | 0074211830 | LARRY V MENDONZA | 5720 WOODLAND AVENUE | MODESTO | CA | 95358 | OWNER-OCC | SFR |
| 5058508 | 0074211871 | NORMAN WILLIAMS | 24250 COUNTY RD 22 | ESPARTO | CA | 95627 | OWNER-OCC | SFR |
| 5058532 | 0074211905 | JOSE A VALENCIA | 109 ELODIE WAY | SAN JOSE | CA | 95118 | OWNER-OCC | SFR |
| 5058540 | 0074211913 | DEBORAH H ROSENGARTEN | 182 CORONADO STREET | CAPITOLA | CA | 95010 | OWNER-OCC | SFR |
| 5058698 | 0074212069 | ROSINA BROWN | 2978 BURBANK DRIVE | FAIRFIELD | CA | 94534 | OWNER-OCC | SFR |
| 5058714 | 0074212085 | GUSTAVO RAMOS | 32917 LAKE CANDLEWOOD ST. | FREMONT | CA | 94555 | OWNER-OCC | SFR |
| 5058722 | 0074212093 | JEFFREY M GLASPIE | 181 RAINIER LANE | SELAH | WA | 98942 | OWNER-OCC | SFR |
| 5058730 | 0074212101 | KENT E GITTINGS | 6044 LINGANORE RD | FREDERICK | MD | 21701 | OWNER-OCC | SFR |
| 5058771 | 0074212135 | PATRICIA E DEAN | 4871 W 188TH ST | COUNTRY CLUB HILLS | IL | 60478 | OWNER-OCC | SFR |
| 5058805 | 0074212168 | JUAN C SALAZAR | 8665 BRIGHTON PLACE | RANCHO CUCAMONGA | CA | 91737 | OWNER-OCC | CONDO |
| 5058995 | 0074212333 | PAMELA J DAGENAIS | 11573 SAN GORGONIO | MORENO VALLEY | CA | 92256 | OWNER-OCC | SFR |
| 5059167 | 0074212507 | TIMOTHY A MILLER | 349 WEAVER CREEK RD | BLUFF CITY | TN | 37618 | OWNER-OCC | MANU/MOBIL |
| 5059175 | 0074212515 | ERNESTO B CAMPOS | 135 NANETTE DRIVE | DEL RIO | TX | 78840 | OWNER-OCC | SFR |
| 5059282 | 0074212622 | ALICIA BURNETT | 3128 GERANIUM WAY | CORONA | CA | 91719 | OWNER-OCC | SFR |
| 5059332 | 0074212671 | JEFFREY M PINES | 9761 ACACIA AVENUE #4 | GARDEN GROVE | CA | 92841 | OWNER-OCC | CONDO |
| 5059407 | 0074212747 | JORGE ALFARO | 502 PENNSYLVANIA AVENUE | RICHMOND | CA | 94801 | OWNER-OCC | SFR |
| 5059506 | 0074212846 | JAMES E LAWRENCE | 322 W WASHINGTON ST | BETHEL | NC | 27012 | OWNER-OCC | SFR |
| 5059712 | 0074213058 | DEBORAH EVANS | 31784 HIGHWAY 550 | RIDGWAY | CO | 81432 | OWNER-OCC | SFR |
| 5059748 | 0074213083 | TIFFANY E CRANE | 2437 VERBENA STREET | NEW ORLEANS | LA | 70122 | OWNER-OCC | SFR |
| 5059787 | 0074213125 | KENNETH TRICE | 7763 BABCOCK AVE | NORTH HOLLYWOOD | CA | 91605 | OWNER-OCC | SFR |
| 5059837 | 0074213174 | ANTONIO VASQUEZ | 2104 FEDERAL BLVD | DENVER | CO | 80211 | OWNER-OCC | SFR |
| 5059894 | 0074213232 | ZELLA COOPER | 3445 W HIRSCH | CHICAGO | IL | 60651 | OWNER-OCC | SFR |
| 5059951 | 0074213281 | DIANA ALOUISE | 10050 SOUTH EAST RIVER STREET | TRUCKEE | CA | 96160 | OWNER OCC | SFR |
| 5059977 | 0074213307 | TERRANCE LINDHOLM JR | 23014 CHEYENNE DRIVE | SANTA CLARITA | CA | 91364 | OWNER-OCC | CONDO |
| 5059985 | 0074213315 | BLANCA E CORTEZ | 6251 ALMAR STREET | RIVERSIDE | CA | 92505 | OWNER-OCC | SFR |
| 5060017 | 0074213349 | ANTOINETTE M DELIND | 10784 N 101ST PLACE | SCOTTSDALE | AZ | 85260 | OWNER-OCC | SFR |
| 5060025 | 0074213356 | TIMOTHY B LANNOM | 620 N DENVER AVENUE | TULSA | OK | 74106 | OWNER-OCC | SFR |
| 5060033 | 0074213364 | WILLIAM A COVAIRT | 401 DAVENPORT DRIVE | WAXAHACHIE | TX | 75167 | OWNER-OCC | SFR |
| 5060074 | 0074213406 | VICTOR LARA JR | 730 TOWER CREST DRIVE | DUNCANVILLE | TX | 75116 | OWNER-OCC | SFR |
| 5060082 | 0074213414 | MORRY H TEITELMAN | 1318 CLEARVIEW DRIVE | ALLEN | TX | 75002 | OWNER-OCC | SFR |
| 5060118 | 0074213448 | KEITH D BRYCE | 1003 WILLOW PLACE | YUKON | OK | 73099 | OWNER-OCC | SFR |
| 5060140 | 0074213471 | DAVID DEASON | 4353 W LAWTHER | DALLAS | TX | 75214 | OWNER-OCC | SFR |
| 5060157 | 0074213489 | JOHN R JOHNSON | 806 COUNTRY CLUB DRIVE | JOSHUA | TX | 76058 | OWNER-OCC | SFR |
| 5005478 | 0074213521 | CLAUDETTE JONES | 3520 MAGNOLIA ST | DENVER | CO | 80207 | NON OWNER | SFR |
| 5056213 | 0074213530 | ROBERT P GRABY | 10619 NE 19TH PL | BELLEVUE | WA | 98004 | OWNER-OCC | SFR |
| 5059810 | 0074213547 | SUSAN J HOHNSTEIN | 8478 S MARYLAND PARKWAY | LAS VEGAS | NV | 89119 | OWNER-OCC | PUD |
| 5060199 | 0074213587 | JUANITA SHRUM | 815 PRIGGE ROAD | SAINT LOUIS | MO | 63138 | OWNER-OCC | SFR |
| 5060258 | 0074213620 | JOEL MELENDEZ | 838 CHEYENNE ROAD | DALLAS | TX | 75217 | OWNER-OCC | SFR |
| 5060290 | 0074213661 | DALE ROGERS | 4532 KINGS MILL ROAD | OAKMAN | AL | 35579 | NON OWNER | SFR |
| 5060314 | 0074213687 | SHONTA STUBBLEFIELD | 3378 OREGON AVE | ST LOUIS | MO | 63118 | OWNER-OCC | SFR |
| 5060355 | 0074213729 | ROLAND GREZEL | 18880 QUAILRIDGE ROAD | COTTONWOOD | CA | 96022 | OWNER-OCC | SFR |
| 5060421 | 0074213794 | CORIN CONLEY | 4566 N MARKET ST | ST LOUIS | MO | 63113 | OWNER-OCC | SFR |
| 5060447 | 0074213810 | RICHARD J BEAULIEU | 323 MONTE VISTA AVE 107 | OAKLAND | CA | 94611 | OWNER-OCC | CONDO |
| 5060462 | 0074213836 | EDA BLANCO | 40 RANDOLPH AVENUE | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR |
| 5060470 | 0074213844 | LARRY HARDY | 10703 VALLEY HILLS | HOUSTON | TX | 77071 | OWNER-OCC | SFR |
| 5060488 | 0074213851 | TROY A KNOX | 1713 WHITECLOUD COURT | CERES | CA | 95307 | OWNER-OCC | SFR |
| 5060579 | 0074213943 | TEO E MEZA | 16574 S CENTER AVENUE | LOS BANOS | CA | 93635 | OWNER-OCC | SFR |
| 5060694 | 0074214065 | MARC ARCHER | 308 W THIRD AVE | FENTON | MI | 48430 | OWNER-OCC | SFR |
| 5060783 | 0074214164 | RONALD S CURTIS | 5565 N 52ND STREET | MILWAUKEE | WI | 53216 | OWNER-OCC | SFR |
| 5060819 | 0074214180 | KASIA KARSKA-HILL | 2388 LAKE CREEK ROAD | EDWARDS | CO | 81632 | OWNER-OCC | PUD |
| 5060827 | 0074214198 | THOMAS A CLARK | 7201 HUTCHINS WAY | NORTH HIGHLANDS | CA | 95660 | OWNER-OCC | SFR |
| 5060918 | 0074214289 | TROY CROSSWHITE | 713 ANNE DRIVE | SPIRO | OK | 74958 | OWNER-OCC | SFR |
| 5060926 | 0074214297 | OCTAVIANO LEIJA | 2300 TORONTO AVENUE | MCALLEN | TX | 78503 | OWNER-OCC | SFR |
| 5061084 | 0074214438 | JANET L BEHNKE | 6543 RED FERN LANE | KLAMATH FALLS | OR | 97603 | OWNER-OCC | SFR |
| 5061130 | 0074214503 | DONNA BRATTON | 2455 WESTMINSTER CT NW | SALEM | OR | 97304 | OWNER-OCC | SFR |
| 5061155 | 0074214529 | SUSAN I STEWART | 380 SE EVELYN AVENUE | GRESHAM | OR | 97080 | OWNER-OCC | SFR |
| 5061197 | 0074214560 | JUSTIN C FAY | 14323 25TH AVENUE NE | SEATTLE | WA | 98125 | OWNER-OCC | SFR |
| 5061205 | 0074214578 | AL CLEAVES | 346 CONANT AVE | MONROE | MI | 48161 | OWNER-OCC | SFR |
| 5061270 | 0074214644 | PAMELA S KANSO | 4251 NW 128TH AVENUE | PORTLAND | OR | 97229 | OWNER-OCC | SFR |
| 5061346 | 0074214719 | MAMIE J HALL | 1303 CHARLESTON STREET | BELLMEAD | TX | 76705 | OWNER-OCC | SFR |
| 5061429 | 0074214792 | MARLENE E ASCH | 73 PAMELA CT | LEVITTOWN | PA | 19057 | OWNER-OCC | CONDO |
| 5061445 | 0074214818 | CHAD C DAVINICH | 1404 E WOODRUFF | HAZEL PARK | MI | 48030 | OWNER-OCC | SFR |
| 5061478 | 0074214842 | EVELYN ARNETT | 4558 POINT LOOK OUT RD | ORLANDO | FL | 32808 | OWNER-OCC | SFR |
| 5061494 | 0074214867 | REGINE E OJONGTAMBIA | 14703 BELTERRAZA DRIVE | HOUSTON | TX | 77083 | OWNER-OCC | PUD |
| 5061536 | 0074214909 | CESAR A ORDONEZ JR | 3930 & 3932 S HILL STREET | LOS ANGELES | CA | 90037 | OWNER-OCC | 2-4 UNITS |
| 5061601 | 0074214974 | ARSENIA SERIOSA | 8940 TAOS WAY | GILROY | CA | 95020 | OWNER-OCC | SFR |
| 5061643 | 0074215013 | GINA FAGAN-HOLT | 2817 ZUIDER ZEE CIRCLE | ELVERTA | CA | 95626 | OWNER-OCC | SFR |
| 5061668 | 0074215039 | DENISE HARRISON | 506 THURSTON | TOLEDO | OH | 43605 | OWNER-OCC | SFR |
| 5061767 | 0074215138 | WILLIAM J PATSIGA | 17 WESTWOOD DR | WATERFORD | CT | 6385 | OWNER-OCC | SFR |
| 5061775 | 0074215146 | GEORGE R ACKERMEN | 4729 MEADOWVIEW CIRCLE | SARASOTA | FL | 34233 | OWNER-OCC | PUD |
| 5061809 | 0074215179 | GUSSIE M DAVIS | 4250 OREGON AVENUE | ST LOUIS | MO | 63118 | OWNER-OCC | SFR |
| 5061825 | 0074215195 | ARMANDO ROSAS | 1043 Q STREET | NEWMAN | CA | 95360 | OWNER-OCC | SFR |
| 5061890 | 0074215260 | ROBERT O'QUINN | 5097 RANCH ROAD 261 | BUCHANAN DAM | TX | 78609 | OWNER-OCC | SFR |
| 5061932 | 0074215302 | NANCY MILES | 16733 S TRAPET AVE | HAZELCREST | IL | 60429 | NON OWNER | SFR |
| 5062021 | 0074215393 | ADA B MCKENZIE | 4516 CHURCH POINT PLACE | VIRGINIA BEACH | VA | 23455 | OWNER-OCC | SFR |
| 5062062 | 0074215435 | STANLEY SAMPSON | 761 29TH AVE SOUTH | ST PETERSBURG | FL | 33705 | OWNER-OCC | SFR |
| 5062070 | 0074215443 | PEARLIE M MILES | 3002 STAFFORD DR | MARKHAM | IL | 60428 | OWNER-OCC | SFR |
| 5062112 | 0074215484 | VIOLET J PALMER | 9552 DARNER RD | LISBON | OH | 44432 | OWNER-OCC | MANU/MOBIL |
| 5062179 | 0074215542 | JUAN ARISPE | 7636 WENTWORTH PL | SPRINGFIELD | VA | 22152 | OWNER-OCC | TOWNHOUSE |
| 5062187 | 0074215559 | KARL JOHNSON | 57 FLINT ROAD | UHLAND | TX | 78640 | OWNER-OCC | MANU/MOBIL |
| 5062344 | 0074215716 | DEMETRIUS RICHARDSON | 4720 AVENUE S | BIRMINGHAM | AL | 35208 | OWNER-OCC | SFR |
| 5062401 | 0074215773 | JOSE A GUTIERREZ | 13750 HUBBARD STREET #27 | LOS ANGELES | CA | 91342 | OWNER-OCC | CONDO |

| LOAN NUMBER | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,520.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5057809 | 360 | 67.88 | 67.88 | 9.70 | 03/01/03 | 02/01/33 | 958.15 | 112,000.00 | 111,947.08 | 111,893.84 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 |
| 5057625 | 360 | 85.00 | 85.00 | 7.65 | 03/01/03 | 02/01/33 | 934.79 | 131,750.00 | 131,653.12 | 131,558.63 | ARM | 4.990 | 13.650 | 7.650 | 1 | 1 | 02/01/05 |
| 5057690 | 360 | 85.00 | 85.00 | 9.75 | 04/01/03 | 03/01/33 | 438.17 | 51,000.00 | 51,000.00 | 50,976.21 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 03/01/05 |
| 5057781 | 360 | 85.00 | 85.00 | 10.00 | 03/01/03 | 02/01/33 | 984.84 | 112,200.00 | 112,150.36 | 112,100.31 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 02/01/05 |
| 5057864 | 360 | 82.68 | 82.68 | 6.85 | 03/01/03 | 02/01/33 | 1,923.19 | 293,500.00 | 293,152.21 | 292,802.43 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | |
| 5057914 | 360 | 75.00 | 75.00 | 10.85 | 04/01/03 | 03/01/33 | 917.49 | 97,500.00 | 97,500.00 | 97,464.07 | ARM | 6.750 | 16.850 | 10.850 | 1 | 1 | 03/01/05 |
| 5057930 | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 253.09 | 23,000.00 | 22,976.72 | 22,953.21 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | |
| 5057948 | 360 | 88.87 | 88.87 | 6.75 | 03/01/03 | 02/01/33 | 3,314.34 | 511,000.00 | 510,560.04 | 510,117.60 | ARM | 4.990 | 12.750 | 6.750 | 1 | 1 | 02/01/05 |
| 5057989 | 240 | 20.00 | 100.00 | 10.75 | 02/01/03 | 01/01/23 | 598.98 | 59,000.00 | 58,786.75 | 58,786.75 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5057997 | 360 | 90.00 | 90.00 | 6.75 | 03/01/03 | 02/01/33 | 2,480.89 | 382,500.00 | 382,170.67 | 381,839.49 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 02/01/05 |
| 5058102 | 360 | 85.00 | 85.00 | 11.15 | 03/01/03 | 02/01/33 | 557.01 | 57,800.00 | 57,779.06 | 57,758.91 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 |
| 5058128 | 360 | 71.02 | 71.02 | 8.80 | 03/01/03 | 02/01/33 | 1,420.05 | 179,680.00 | 179,484.61 | 179,484.61 | ARM | 5.990 | 14.800 | 8.800 | 3 | 1 | 02/01/08 |
| 5058185 | 360 | 80.00 | 80.00 | 5.70 | 03/01/03 | 02/01/33 | 3,250.24 | 560,000.00 | 559,409.76 | 558,816.72 | ARM | 4.990 | 11.700 | 5.700 | 3 | 1 | 02/01/08 |
| 5058193 | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 647.72 | 63,800.00 | 63,648.98 | 63,648.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5058144 | 360 | 90.00 | 90.00 | 7.50 | 04/01/03 | 03/01/33 | 2,234.00 | 319,500.00 | 319,500.00 | 319,262.88 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | |
| 5058219 | 360 | 80.00 | 80.00 | 5.88 | 03/01/03 | 02/01/33 | 3,265.29 | 552,000.00 | 551,437.21 | 550,871.60 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 |
| 5058243 | 360 | 75.00 | 75.00 | 10.30 | 03/01/03 | 02/01/33 | 425.17 | 47,250.00 | 47,230.39 | 47,210.61 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 | 02/01/05 |
| 5058276 | 360 | 85.00 | 85.00 | 6.50 | 03/01/03 | 02/01/33 | 2,283.35 | 361,250.00 | 360,925.07 | 360,595.07 | ARM | 4.750 | 12.500 | 6.500 | 1 | 1 | 02/01/05 |
| 5058284 | 360 | 84.21 | 84.21 | 7.35 | 03/01/03 | 02/01/33 | 2,755.89 | 400,000.00 | 399,694.11 | 399,386.35 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | |
| 5058326 | 360 | 80.00 | 80.00 | 7.10 | 03/01/03 | 02/01/33 | 2,365.58 | 352,000.00 | 351,717.11 | 351,432.84 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | |
| 5058334 | 360 | 80.00 | 80.00 | 10.70 | 03/01/03 | 02/01/33 | 409.08 | 44,000.00 | 44,000.00 | 43,983.36 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 02/01/05 |
| 5058367 | 360 | 85.00 | 85.00 | 7.00 | 03/01/03 | 02/01/33 | 1,091.43 | 164,050.00 | 163,915.53 | 163,780.27 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 02/01/05 |
| 5058409 | 360 | 70.00 | 70.00 | 12.15 | 03/01/03 | 02/01/33 | 426.68 | 41,020.00 | 41,008.65 | 40,997.18 | ARM | 6.750 | 18.150 | 12.150 | 1 | 1 | 02/01/05 |
| 5058433 | 360 | 70.00 | 70.00 | 7.85 | 03/01/03 | 02/01/33 | 997.48 | 137,900.00 | 137,804.62 | 137,708.61 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 | |
| 5058441 | 360 | 90.00 | 90.00 | 6.50 | 03/01/03 | 02/01/33 | 2,247.01 | 355,500.00 | 355,178.62 | 354,855.49 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 |
| 5058466 | 360 | 70.00 | 70.00 | 10.55 | 03/01/03 | 02/01/33 | 1,350.17 | 147,000.00 | 146,942.21 | 146,883.91 | ARM | 6.250 | 16.550 | 10.550 | 1 | 1 | 02/01/05 |
| 5058508 | 360 | 80.00 | 80.00 | 7.45 | 03/01/03 | 02/01/33 | 4,731.40 | 680,000.00 | 679,490.27 | 678,977.37 | ARM | 5.750 | 13.450 | 7.450 | 1 | 1 | 02/01/05 |
| 5058532 | 360 | 90.00 | 90.00 | 6.30 | 03/01/03 | 02/01/33 | 2,239.44 | 361,800.00 | 361,460.01 | 361,118.24 | ARM | 4.990 | 12.300 | 6.300 | 1 | 1 | 02/01/05 |
| 5058540 | 360 | 57.55 | 57.55 | 6.10 | 03/01/03 | 02/01/33 | 2,423.98 | 400,000.00 | 399,609.35 | 399,216.72 | ARM | 4.990 | 12.100 | 6.100 | 1 | 1 | 02/01/05 |
| 5058698 | 180 | 67.38 | 67.38 | 6.00 | 03/01/03 | 02/01/18 | 3,679.22 | 438,000.00 | 432,984.06 | 432,984.06 | FXD | 0.000 | 6.000 | 0.000 | 0 | 0 | |
| 5058714 | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 718.98 | 75,800.00 | 75,696.90 | 75,592.98 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5058722 | 360 | 85.00 | 85.00 | 7.89 | 04/01/03 | 03/01/33 | 1,080.44 | 148,750.00 | 148,750.00 | 148,648.99 | ARM | 5.750 | 13.890 | 7.890 | 3 | 1 | 03/01/06 |
| 5058730 | 360 | 75.00 | 75.00 | 6.55 | 04/01/03 | 03/01/33 | 2,607.06 | 337,500.00 | 337,207.43 | 337,207.43 | FXD | 0.000 | 6.550 | 0.000 | 0 | 0 | |
| 5058771 | 360 | 65.00 | 65.00 | 10.35 | 03/01/03 | 02/01/33 | 675.40 | 74,750.00 | 74,719.32 | 74,688.37 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 | 02/01/05 |
| 5058805 | 360 | 80.00 | 80.00 | 11.20 | 03/01/03 | 02/01/33 | 1,199.64 | 124,000.00 | 123,957.60 | 123,914.88 | FXD | 0.000 | 11.200 | 0.000 | 0 | 0 | |
| 5058995 | 360 | 89.80 | 89.80 | 6.30 | 04/01/03 | 03/01/33 | 1,139.58 | 184,100.00 | 183,983.80 | 183,983.80 | ARM | 5.750 | 12.300 | 6.300 | 1 | 1 | 03/01/05 |
| 5059167 | 360 | 70.00 | 70.00 | 10.95 | 03/01/03 | 02/01/33 | 564.38 | 59,500.00 | 59,478.55 | 59,456.90 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | |
| 5059175 | 360 | 80.00 | 80.00 | 11.10 | 03/01/03 | 02/01/33 | 399.32 | 41,600.00 | 41,570.14 | 41,570.14 | ARM | 6.750 | 17.100 | 11.100 | 1 | 1 | 02/01/05 |
| 5059282 | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 619.29 | 61,000.00 | 60,853.69 | 60,853.69 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5059332 | 360 | 65.79 | 65.79 | 7.80 | 03/01/03 | 02/01/33 | 719.88 | 100,000.00 | 99,930.12 | 99,859.79 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 |
| 5059407 | 360 | 87.14 | 87.14 | 7.00 | 03/01/03 | 02/01/33 | 1,623.34 | 244,000.00 | 243,598.82 | 243,598.82 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 |
| 5059506 | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 518.82 | 56,950.00 | 56,950.00 | 56,927.12 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 |
| 5059712 | 360 | 80.00 | 80.00 | 6.75 | 04/01/03 | 03/01/33 | 2,075.52 | 320,000.00 | 320,000.00 | 319,724.48 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | |
| 5059748 | 360 | 95.00 | 95.00 | 7.35 | 03/01/03 | 02/01/33 | 634.89 | 92,150.00 | 91,882.02 | 91,882.02 | ARM | 4.250 | 13.350 | 7.350 | 1 | 1 | 02/01/05 |
| 5059787 | 360 | 70.00 | 70.00 | 10.25 | 03/01/03 | 02/01/33 | 1,881.82 | 210,000.00 | 209,911.93 | 209,823.11 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 02/01/05 |
| 5059837 | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 1,278.50 | 177,600.00 | 177,475.90 | 177,350.99 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 |
| 5059894 | 360 | 70.00 | 70.00 | 9.60 | 03/01/03 | 02/01/33 | 973.69 | 114,800.00 | 114,688.88 | 114,688.88 | ARM | 6.250 | 15.600 | 9.600 | 1 | 1 | 02/01/05 |
| 5059951 | 360 | 80.00 | 80.00 | 6.40 | 03/01/03 | 02/01/33 | 2,144.24 | 342,800.00 | 342,484.03 | 342,166.37 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 02/01/05 |
| 5059977 | 360 | 85.00 | 85.00 | 9.85 | 04/01/03 | 03/01/33 | 1,694.03 | 195,500.00 | 195,500.00 | 195,410.70 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 |
| 5059985 | 360 | 80.00 | 80.00 | 9.85 | 03/01/03 | 02/01/33 | 1,572.98 | 180,000.00 | 179,919.51 | 179,838.35 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 |
| 5060017 | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 741.12 | 73,000.00 | 72,853.96 | 72,765.49 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5060025 | 360 | 42.11 | 42.11 | 7.85 | 04/01/03 | 03/01/33 | 2,921.13 | 400,000.00 | 400,000.00 | 399,723.87 | ARM | 6.250 | 13.850 | 7.850 | 1 | 1 | 03/01/05 |
| 5060033 | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 420.48 | 38,800.00 | 38,759.44 | 38,718.48 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5060074 | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 153.81 | 15,150.00 | 15,113.66 | 15,113.66 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5060082 | 360 | 85.00 | 85.00 | 10.90 | 03/01/03 | 02/01/33 | 995.80 | 105,400.00 | 105,361.58 | 105,322.81 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 |
| 5060118 | 180 | 85.00 | 85.00 | 11.35 | 03/01/03 | 02/01/18 | 763.28 | 65,875.00 | 65,593.25 | 65,593.25 | FXD | 0.000 | 11.350 | 0.000 | 0 | 0 | |
| 5060140 | 360 | 30.21 | 30.21 | 7.10 | 04/01/03 | 03/01/33 | 4,872.24 | 725,000.00 | 724,417.34 | 724,417.34 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | |
| 5060157 | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 218.16 | 23,000.00 | 22,937.18 | 22,937.18 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5005478 | 360 | 80.00 | 80.00 | 10.25 | 03/01/03 | 02/01/33 | 1,433.77 | 160,000.00 | 159,932.90 | 159,865.22 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 02/01/05 |
| 5056213 | 360 | 75.43 | 75.43 | 6.75 | 03/01/03 | 02/01/33 | 3,424.60 | 528,000.00 | 527,545.40 | 527,088.24 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | |
| 5059810 | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 202.10 | 19,800.00 | 19,777.32 | 19,754.44 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 5060199 | 360 | 80.00 | 80.00 | 11.45 | 04/01/03 | 03/01/33 | 568.22 | 57,600.00 | 57,574.40 | 57,574.40 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 |
| 5060258 | 360 | 70.00 | 70.00 | 10.35 | 03/01/03 | 02/01/33 | 493.34 | 54,600.00 | 54,577.59 | 54,554.88 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 02/01/05 |
| 5060290 | 240 | 80.00 | 80.00 | 11.50 | 03/01/03 | 02/01/23 | 527.89 | 49,500.00 | 49,446.40 | 49,392.45 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | |
| 5060314 | 360 | 70.00 | 70.00 | 10.90 | 03/01/03 | 02/01/33 | 429.88 | 45,500.00 | 45,483.29 | 45,466.55 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 02/01/05 |
| 5060355 | 360 | 90.00 | 90.00 | 6.40 | 03/01/03 | 02/01/33 | 2,111.06 | 337,600.00 | 338,876.18 | 338,876.18 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 02/01/05 |
| 5060421 | 360 | 85.00 | 85.00 | 10.35 | 03/01/03 | 02/01/33 | 460.81 | 51,000.00 | 50,979.07 | 50,957.95 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 02/01/05 |
| 5060447 | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 474.28 | 50,000.00 | 49,931.99 | 49,863.43 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5060462 | 360 | 90.00 | 90.00 | 7.00 | 03/01/03 | 02/01/33 | 2,335.22 | 351,000.00 | 350,712.28 | 350,422.88 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 |
| 5060470 | 360 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/33 | 1,396.68 | 141,600.00 | 141,551.10 | 141,504.07 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 |
| 5060488 | 360 | 90.00 | 90.00 | 7.75 | 03/01/03 | 02/01/33 | 1,482.98 | 207,000.00 | 206,853.89 | 206,700.84 | ARM | 5.750 | 13.750 | 7.750 | 1 | 1 | 02/01/05 |
| 5060579 | 360 | 90.00 | 90.00 | 6.90 | 04/01/03 | 03/01/33 | 3,941.73 | 598,500.00 | 597,998.65 | 597,998.65 | FXD | 0.000 | 6.900 | 0.000 | 0 | 0 | |
| 5060694 | 360 | 85.00 | 85.00 | 10.85 | 04/01/03 | 03/01/33 | 431.93 | 45,900.00 | 45,900.00 | 45,883.08 | ARM | 5.990 | 16.850 | 10.850 | 1 | 1 | 03/01/05 |
| 5060783 | 360 | 85.00 | 85.00 | 12.15 | 04/01/03 | 03/01/33 | 694.08 | 66,725.00 | 66,725.00 | 66,706.53 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 03/01/05 |
| 5060819 | 360 | 50.00 | 50.00 | 7.85 | 03/01/03 | 02/01/33 | 5,477.12 | 750,000.00 | 749,481.83 | 748,979.89 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 |
| 5060827 | 360 | 80.00 | 80.00 | 10.85 | 03/01/03 | 02/01/33 | 1,274.85 | 134,400.00 | 134,351.55 | 134,302.64 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 02/01/05 |
| 5060918 | 360 | 85.00 | 85.00 | 11.20 | 04/01/03 | 03/01/33 | 853.93 | 88,400.00 | 88,400.00 | 88,369.34 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 |
| 5060926 | 360 | 80.00 | 80.00 | 7.45 | 03/01/03 | 02/01/33 | 473.14 | 68,000.00 | 68,040.75 | 68,040.75 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | |
| 5061084 | 360 | 80.00 | 80.00 | 10.45 | 03/01/03 | 02/01/33 | 892.79 | 98,000.00 | 97,941.43 | 97,901.85 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 |
| 5061130 | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 960.18 | 103,275.00 | 103,235.69 | 103,196.03 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 02/01/05 |
| 5061155 | 360 | 75.00 | 75.00 | 9.80 | 03/01/03 | 02/01/33 | 925.38 | 107,250.00 | 107,150.57 | 107,150.57 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 |
| 5061197 | 360 | 85.00 | 85.00 | 8.15 | 03/01/03 | 02/01/33 | 1,198.72 | 196,350.00 | 196,180.07 | 195,969.17 | ARM | 4.250 | 14.150 | 8.150 | 1 | 1 | 02/01/05 |
| 5061205 | 360 | 85.00 | 85.00 | 10.00 | 03/01/03 | 02/01/33 | 678.81 | 77,350.00 | 77,315.77 | 77,281.28 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 02/01/05 |
| 5061270 | 360 | 95.00 | 95.00 | 7.85 | 03/01/03 | 02/01/33 | 2,261.89 | 309,700.00 | 309,490.07 | 309,278.79 | ARM | 4.250 | 13.850 | 7.850 | 1 | 1 | 02/01/05 |
| 5061346 | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 781.08 | 90,525.00 | 90,484.52 | 90,443.71 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 |
| 5061429 | 360 | 90.00 | 90.00 | 9.85 | 03/01/03 | 02/01/33 | 990.42 | 114,300.00 | 114,247.79 | 114,195.15 | FXD | 0.000 | 9.850 | 0.000 | 0 | 0 | |
| 5061445 | 360 | 80.00 | 80.00 | 10.50 | 03/01/03 | 02/01/33 | 695.21 | 76,000.00 | 75,969.79 | 75,939.32 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 |
| 5061478 | 360 | 84.17 | 84.17 | 8.00 | 03/01/03 | 02/01/33 | 741.11 | 101,000.00 | 100,883.99 | 100,883.99 | FXD | 0.000 | 8.000 | 0.000 | 0 | 0 | |
| 5061494 | 360 | 80.00 | 80.00 | 7.85 | 03/01/03 | 02/01/33 | 1,150.77 | 158,400.00 | 158,290.43 | 158,184.55 | ARM | 5.750 | 13.850 | 7.850 | 1 | 1 | 02/01/05 |
| 5061536 | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 567.22 | 59,800.00 | 59,638.65 | 59,638.65 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |
| 5061601 | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 2,145.90 | 336,000.00 | 335,702.10 | 335,402.58 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 |
| 5061643 | 360 | 74.38 | 74.38 | 9.99 | 04/01/03 | 03/01/33 | 1,043.44 | 119,000.00 | 118,947.24 | 118,947.24 | ARM | 6.250 | 15.990 | 9.990 | 1 | 1 | 03/01/05 |
| 5061668 | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 512.89 | 63,750.00 | 63,680.09 | 63,680.09 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 |
| 5061767 | 360 | 83.75 | 83.75 | 6.95 | 04/01/03 | 03/01/33 | 3,520.42 | 531,827.00 | 531,827.00 | 531,388.74 | FXD | 0.000 | 6.950 | 0.000 | 0 | 0 | |
| 5061775 | 360 | 74.95 | 74.95 | 11.00 | 03/01/03 | 02/01/33 | 1,638.00 | 172,000.00 | 171,938.67 | 171,876.77 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 02/01/05 |
| 5061809 | 360 | 70.00 | 70.00 | 12.00 | 03/01/03 | 02/01/33 | 612.03 | 59,500.00 | 59,483.77 | 59,465.77 | ARM | 5.990 | 18.000 | 12.000 | 1 | 1 | 02/01/05 |
| 5061825 | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 325.12 | 30,000.00 | 29,938.83 | 29,938.95 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5061890 | 360 | 80.00 | 80.00 | 11.80 | 04/01/03 | 03/01/33 | 474.29 | 48,800.00 | 48,800.00 | 48,786.00 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 03/01/05 |
| 5061932 | 360 | 71.48 | 71.48 | 10.25 | 03/01/03 | 02/01/33 | 614.73 | 68,600.00 | 68,571.23 | 68,542.21 | ARM | 6.250 | 16.250 | 10.250 | 3 | 1 | 02/01/06 |
| 5062021 | 360 | 70.00 | 70.00 | 9.86 | 03/01/03 | 02/01/33 | 2,338.10 | 269,500.00 | 269,379.63 | 269,258.28 | ARM | 6.250 | 15.855 | 9.855 | 1 | 1 | 02/01/05 |
| 5062062 | 360 | 80.00 | 80.00 | 11.45 | 04/01/03 | 03/01/33 | 551.64 | 55,920.00 | 55,920.00 | 55,901.83 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 |
| 5062070 | 360 | 75.00 | 75.00 | 10.10 | 03/01/03 | 02/01/33 | 530.99 | 60,000.00 | 59,947.79 | 59,947.79 | FXD | 0.000 | 10.100 | 0.000 | 0 | 0 | |
| 5062112 | 360 | 49.23 | 49.23 | 8.70 | 03/01/03 | 02/01/33 | 501.21 | 64,000.00 | 63,962.79 | 63,925.31 | ARM | 6.750 | 14.700 | 8.700 | 1 | 1 | 02/01/05 |
| 5062179 | 360 | 80.00 | 80.00 | 10.60 | 04/01/03 | 03/01/33 | 1,992.01 | 216,000.00 | 216,000.00 | 215,915.99 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 03/01/05 |
| 5062187 | 360 | 85.00 | 85.00 | 8.80 | 03/01/03 | 02/01/33 | 705.32 | 89,250.00 | 89,250.00 | 89,147.98 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 |
| 5062344 | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 450.50 | 44,800.00 | 44,786.30 | 44,772.47 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 |
| 5062401 | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 341.47 | 36,000.00 | 35,901.64 | 35,901.64 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.61) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5057809 | REFI-CASHOUT | 9.700 | Full | B | 477 | 165,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057625 | PURCHASE | 7.650 | Full | A | 613 | 160,000.00 | 155000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057690 | REFI-CASHOUT | 9.750 | Full | B | 527 | 60,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057781 | PURCHASE | 10.000 | Full | B | 541 | 132,000.00 | 132,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057864 | REFI-CASHOUT | 6.850 | Stated | AA | 645 | 355,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | | | N |
| 5057914 | REFI-CASHOUT | 10.850 | Full | C | 553 | 130,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057930 | PURCHASE | 11.990 | Full | A- | 615 | 115,000.00 | 115,000.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5057948 | REFI-NO CASHOUT | 6.750 | Full | A | 618 | 575,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5057989 | PURCHASE | 10.750 | Stated | A | 688 | 295,000.00 | 295,000.00 | 2 | 12/30/2002 | 237 | 04/01/03 | Group II | | | N |
| 5057997 | PURCHASE | 6.750 | Full | AA | 684 | 428,000.00 | 425,000.00 | 1 | 1/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058102 | REFI-CASHOUT | 11.150 | Full | B | 497 | 68,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058128 | REFI-CASHOUT | 8.800 | Full | B | 553 | 253,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5058185 | REFI-NO CASHOUT | 5.700 | Stated | A | 662 | 700,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058193 | PURCHASE | 10.750 | Stated | A | 684 | 322,000.00 | 319,000.00 | 2 | 1/1/2003 | 238 | 04/01/03 | Group II | | | N |
| 5058144 | REFI-NO CASHOUT | 7.500 | Stated | A- | 593 | 355,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5058219 | PURCHASE | 5.875 | Stated | AA | 653 | 715,000.00 | 690000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058243 | PURCHASE | 10.300 | Full | B | 568 | 63,000.00 | 63,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058276 | REFI-CASHOUT, | 6.500 | Stated | AA | 663 | 425,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5058284 | REFI-CASHOUT | 7.350 | Stated | AA | 687 | 475,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5058326 | PURCHASE | 7.100 | Stated | A | 724 | 445,000.00 | 440,000.00 | 1 | 1/13/2003 | 358 | 03/01/03 | Group II | | | N |
| 5058334 | REFI-NO CASHOUT | 10.700 | Full | B | 500 | 55,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058367 | REFI-NO CASHOUT | 7.000 | Limited | A | 673 | 193,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058409 | REFI-CASHOUT | 12.150 | Full | C | 517 | 58,600.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058433 | REFI-CASHOUT | 7.850 | Stated | A | 646 | 197,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | | | N |
| 5058441 | REFI-CASHOUT | 6.500 | Stated | AA | 650 | 395,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058466 | REFI-CASHOUT | 10.550 | Full | B- | 484 | 210,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058508 | REFI-CASHOUT | 7.450 | Full | A- | 587 | 850,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058532 | REFI-CASHOUT | 6.300 | Full | A | 672 | 402,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058540 | REFI-CASHOUT | 6.100 | Stated | A | 628 | 695,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058698 | REFI-CASHOUT | 6.000 | Stated | AA | 726 | 650,000.00 | 0.00 | 1 | 1/31/2003 | 178 | 04/01/03 | Group II | | | N |
| 5058714 | PURCHASE | 9.750 | Full | A | 684 | 379,000.00 | 379000 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5058722 | REFI-CASHOUT | 7.890 | Full | A- | 528 | 175,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058730 | REFI-CASHOUT | 6.550 | Full | A- | 534 | 450,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 04/01/03 | Group II | | | N |
| 5058771 | REFI-CASHOUT | 10.350 | Full | D | 511 | 115,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5058805 | REFI-CASHOUT | 11.200 | Full | A- | 482 | 155,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5058995 | PURCHASE | 6.300 | Full | A- | 562 | 205,000.00 | 204600 | 1 | 2/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5059167 | REFI-CASHOUT | 10.950 | Stated | B- | 526 | 85,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5059175 | PURCHASE | 11.100 | Full | C | 545 | 52,000.00 | 52000 | 1 | 1/22/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5059282 | PURCHASE | 10.750 | Stated | A | 752 | 305,000.00 | 305,000.00 | 2 | 1/14/2003 | 238 | 04/01/03 | Group II | | | N |
| 5059332 | REFI-CASHOUT | 7.800 | Stated | B | 483 | 152,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5059407 | REFI-NO CASHOUT | 7.000 | Stated | AA | 643 | 280,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5059506 | REFI-CASHOUT | 10.450 | Full | B | 492 | 67,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5059712 | REFI-NO CASHOUT | 6.750 | Stated | AA | 681 | 400,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group I | | | N |
| 5059748 | PURCHASE | 7.350 | Stated | AA | 658 | 110,000.00 | 97,000.00 | 1 | 1/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5059787 | REFI-CASHOUT | 10.250 | Full | B | 488 | 300,000.00 | 0.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5059837 | PURCHASE | 7.800 | Full | B | 634 | 224,000.00 | 222000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5059894 | REFI-CASHOUT | 9.600 | Limited | B- | 512 | 164,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5059951 | PURCHASE | 6.400 | Stated | A | 704 | 430,000.00 | 428500 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5059977 | REFI-CASHOUT | 9.850 | Full | B | 535 | 230,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5059985 | PURCHASE | 9.850 | Full | A- | 467 | 225,000.00 | 225000 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060017 | PURCHASE | 10.750 | Stated | A | 678 | 380,000.00 | 365,000.00 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5060025 | REFI-CASHOUT | 7.850 | Stated | B- | 652 | 950,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060033 | PURCHASE | 11.750 | Stated | A | 642 | 195,000.00 | 194000 | 2 | 1/10/2003 | 238 | 03/01/03 | Group II | | | N |
| 5060074 | PURCHASE | 10.750 | Stated | A | 717 | 77,000.00 | 75750 | 2 | 1/23/2003 | 238 | 04/01/03 | Group II | | | N |
| 5060082 | REFI-NO CASHOUT | 10.900 | Full | A- | 483 | 124,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060118 | REFI-CASHOUT | 11.350 | Full | B- | 535 | 77,500.00 | 0.00 | 1 | 1/24/2003 | 178 | 04/01/03 | Group I | | | N |
| 5060140 | REFI-CASHOUT | 7.100 | Stated | A | 708 | ########## | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | | | N |
| 5060157 | PURCHASE | 9.750 | Full | A | 709 | 125,000.00 | 115000 | 2 | 1/21/2003 | 238 | 04/01/03 | Group II | | | N |
| 5005478 | REFI-CASHOUT | 10.250 | Full | B- | 507 | 200,000.00 | 0.00 | 1 | 1/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5056213 | REFI-CASHOUT | 6.750 | Full | AA | 651 | 700,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | | | N |
| 5059810 | PURCHASE | 10.990 | Stated | A | 671 | 99,000.00 | 99000 | 2 | 1/14/2003 | 238 | 03/01/03 | Group II | | | N |
| 5060199 | PURCHASE | 11.450 | Full | B- | 509 | 73,000.00 | 72000 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5060258 | PURCHASE | 10.350 | Stated | B- | 513 | 80,000.00 | 78000 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060290 | PURCHASE | 11.500 | Stated | A- | 518 | 82,500.00 | 80,000.00 | 1 | 1/24/2003 | 238 | 03/01/03 | Group II | | | N |
| 5060314 | PURCHASE | 10.900 | Stated | B | 587 | 65,000.00 | 65,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060355 | PURCHASE | 6.400 | Full | A | 643 | 375,000.00 | 375,000.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5060421 | PURCHASE | 10.350 | Full | B | 530 | 61,000.00 | 60000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060447 | PURCHASE | 9.750 | Full | A | 788 | 250,000.00 | 250000 | 2 | 1/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 5060462 | PURCHASE | 7.000 | Stated | AA | 703 | 390,000.00 | 390000 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060470 | PURCHASE | 11.450 | Full | B- | 495 | 177,000.00 | 177,000.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060488 | REFI-CASHOUT | 7.750 | Full | A- | 514 | 230,000.00 | 0 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060579 | REFI-CASHOUT | 6.900 | Full | A | 696 | 665,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group I | | | N |
| 5060694 | PURCHASE | 10.850 | Full | B | 530 | 55,500.00 | 54,000.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060783 | REFI-NO CASHOUT | 12.150 | Full | B- | 482 | 78,500.00 | 0.00 | 1 | 2/8/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060819 | REFI-CASHOUT | 7.850 | Full | A- | 568 | ########## | 0 | 1 | 1/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060827 | REFI-CASHOUT | 10.850 | Full | B- | 477 | 168,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060918 | REFI-CASHOUT | 11.200 | Full | B- | 487 | 116,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5060926 | REFI-CASHOUT | 7.450 | Stated | A | 609 | 85,000.00 | 0 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | | | N |
| 5061084 | PURCHASE | 10.450 | Full | B | 498 | 123,000.00 | 122500 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061130 | PURCHASE | 10.700 | Full | B | 497 | 122,500.00 | 121500 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061155 | PURCHASE | 9.800 | Stated | A- | 510 | 144,000.00 | 143,000.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5061197 | REFI-CASHOUT | 8.150 | Stated | AA | 645 | 231,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061205 | REFI-CASHOUT | 10.000 | Full | B | 548 | 91,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061270 | REFI-NO CASHOUT | 7.850 | Stated | AA | 655 | 328,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061346 | PURCHASE | 9.850 | Full | A- | 524 | 106,500.00 | 106500 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061429 | REFI-CASHOUT | 9.850 | Full | A- | 531 | 127,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5061445 | PURCHASE | 10.500 | Full | B- | 602 | 95,000.00 | 95,000.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061478 | REFI-CASHOUT | 8.000 | Full | B | 577 | 120,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group I | | | N |
| 5061494 | REFI-CASHOUT | 7.850 | Stated | A- | 547 | 198,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061536 | PURCHASE | 9.750 | Full | A | 702 | 299,000.00 | 299000 | 2 | 1/15/2003 | 238 | 04/01/03 | Group I | | | N |
| 5061601 | PURCHASE | 6.600 | Stated | A | 783 | 420,000.00 | 420000 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061643 | REFI-CASHOUT | 9.990 | Full | B- | 497 | 160,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5061668 | REFI-NO CASHOUT | 9.000 | Full | A- | 505 | 75,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5061767 | REFI-NO CASHOUT | 6.950 | Full | AA | 648 | 635,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group I | | | N |
| 5061775 | PURCHASE | 11.000 | Full | B- | 485 | 230,000.00 | 229,500.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061809 | PURCHASE | 12.000 | Full | B | 502 | 85,000.00 | 85000 | 1 | 1/14/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5061825 | PURCHASE | 11.750 | Stated | A | 641 | 150,000.00 | 150000 | 2 | 1/17/2003 | 238 | 04/01/03 | Group II | | | N |
| 5061890 | PURCHASE | 11.800 | Full | C | 531 | 63,000.00 | 58500 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5061932 | REFI-CASHOUT | 10.250 | Full | B | 509 | 96,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062021 | REFI-CASHOUT | 9.855 | Stated | B- | 458 | 385,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062062 | PURCHASE | 11.450 | Full | B- | 484 | 69,900.00 | 69900 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062070 | REFI-CASHOUT | 10.100 | Full | B | 549 | 80,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | | | N |
| 5062112 | REFI-CASHOUT | 8.700 | Full | A- | 494 | 130,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062179 | REFI-NO CASHOUT | 10.600 | Full | C | 549 | 270,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062187 | PURCHASE | 8.800 | Full | B | 568 | 105,000.00 | 105,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062344 | PURCHASE | 11.700 | Full | B- | 494 | 58,000.00 | 56000 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062401 | PURCHASE | 9.750 | Full | A | 701 | 180,000.00 | 180,000.00 | 2 | 1/15/2003 | 238 | 04/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7281
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.61 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PPD |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5062427 | 0074215790 | ALBERTO RIVERA | 235 MATIANUCK AVE | WINDSOR | CT | 6095 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.30 | 03/01/03 | 02/01/33 | 1,414.97 | 157,250.00 | 157,184.76 | 157,118.96 | ARM | 6.990 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.300 | Full | B | 532 | 185,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062500 | 0074215872 | SHAUN M BREAU | 155 BAXTERS NECK ROAD | MARSTONS MILLS | MA | 2648 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.20 | 03/01/03 | 02/01/33 | 4,780.81 | 701,250.00 | 701,250.00 | 700,141.88 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.200 | Full | A- | 681 | 825,000.00 | 0 | 1 | 1/17/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5062528 | 0074215898 | FLORENCE R KRAUS | 9765 NOROAD STREET | JACKSONVILLE | FL | 32210 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 03/01/03 | 02/01/33 | 499.89 | 52,700.00 | 52,681.51 | 52,641.51 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.950 | Full | A- | 535 | 62,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group I | | | N |
| 5062575 | 0074215948 | THOMAS ZACK | 250 WAINWRIGHT STREET | FORKED RIVER | NJ | 8731 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.45 | 04/01/03 | 03/01/33 | 1,368.74 | 138,750.00 | 138,750.00 | 138,705.17 | ARM | 6.990 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Stated | B | 509 | 185,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062817 | 0074215889 | DAVID GARCIA | 882 24TH STREET | OGDEN | UT | 84401 | OWNER-OCC | SFR | 360 | 78.27 | 78.27 | 9.40 | 03/01/03 | 02/01/33 | 728.88 | 87,200.00 | 87,158.18 | 87,112.03 | ARM | 6.750 | 15.400 | 9.400 | 1 | 1 | 02/01/05 | PURCHASE | 9.400 | Full | A- | 510 | 113,000.00 | 110000 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062833 | 0074216003 | JASMINE E HUFF | 14405 KINGSBURY STREET | MISSION HILLS | CA | 91345 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 548.23 | 54,000.00 | 53,935.52 | 53,870.46 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 640 | 270,000.00 | 270,000.00 | 2 | 1/16/2003 | 238 | 03/01/03 | Group I | | | N |
| 5062890 | 0074216060 | JOSE A MARIA | 6737 3RD ST | JUPITER | FL | 33458 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.35 | 03/01/03 | 02/01/33 | [illegible] | 106,200.00 | 106,145.75 | 106,091.41 | ARM | 4.990 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.350 | Full | A- | 511 | 118,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062724 | 0074216094 | JULIE E UNDERWOOD | 811 FALLS LAKE DR | BOWIE | MD | 20721 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 03/01/03 | 02/01/33 | 2,018.96 | 257,550.00 | 257,400.28 | 257,249.47 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.700 | Stated | A | 545 | 303,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062757 | 0074216128 | OJ K EGGLESTON | 6643 S HONORE ST | CHICAGO | IL | 60636 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 9.30 | 03/01/03 | 02/01/33 | 495.79 | 60,000.00 | 59,969.21 | 59,938.18 | ARM | 6.990 | 15.300 | 9.300 | 1 | 1 | 02/01/05 | PURCHASE | 9.300 | Full | B | 549 | 75,000.00 | 75000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062785 | 0074216138 | STEVEN LICKING | 721 HEATHER GLEN CIRCLE | LAKE MARY | FL | 32746 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 11.15 | 03/01/03 | 02/01/33 | 1,084.74 | 112,560.00 | 112,521.22 | [illegible] | ARM | 6.750 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.150 | Full | C | 524 | 142,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5062858 | 0074216227 | MICHAEL J EALEY | 1081 MYRTLE AVENUE | LONG BEACH | CA | 90813 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.95 | 03/01/03 | 02/01/33 | 1,734.42 | 237,500.00 | 237,338.07 | 237,176.87 | FXD | 0.000 | 7.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.950 | Stated | AA | 644 | 250,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group I | | | N |
| 5062914 | 0074216284 | HERMELINDA JACKSON | 8421 MAUREEN | GARDEN GROVE | CA | 92841 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 7.75 | 03/01/03 | 02/01/33 | 1,579.69 | 220,500.00 | 220,344.37 | 220,187.74 | ARM | 5.990 | 13.750 | 7.750 | 3 | 1 | 02/01/05 | REFI-CASHOUT | 7.750 | Full | B | 582 | 315,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5062948 | 0074216318 | MICHAEL TSCHOEPE | 1337 W 28TH PLACE | LOS ANGELES | CA | 90732 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 8.75 | 03/01/03 | 02/01/33 | 2,367.97 | 301,000.00 | 300,652.38 | 300,652.38 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Stated | B | 504 | 430,000.00 | 0 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 4890422 | 0074216358 | ROBERT BROWN | 12623 KNIGHT ST | CEDAR LAKE | IN | 46303 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 8.40 | 03/01/03 | 02/01/33 | 508.63 | 66,500.00 | 66,417.45 | 66,417.45 | FXD | 0.000 | 8.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.400 | Stated | A | 679 | 95,000.00 | 0.00 | 1 | 1/6/2003 | 358 | 04/01/03 | Group II | | | N |
| 5058904 | 0074216301 | BRANDY WASHINGTON | 2280 D STREET | HAYWARD | CA | 94541 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 474.40 | 45,990.00 | 45,883.09 | 45,883.09 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 679 | 230,000.00 | 229950 | 2 | 1/15/2003 | 238 | 04/01/03 | Group I | | | N |
| 5063052 | 0074216482 | GABRIEL G QUINTANA | RR 64 ROAD 1612A 3 | MEDANALES | NM | 87548 | OWNER-OCC | MANUMOBIL | 360 | 84.71 | 84.71 | 10.80 | 03/01/03 | 02/01/33 | 1,248.54 | 133,000.00 | 132,950.48 | 132,900.47 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Full | B | 499 | 157,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063107 | 0074216532 | TAJ MARTINEZ | 7730 OUTMAN STREET | WESTMINSTER | CO | 80030 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 | 03/01/03 | 02/01/33 | 1,271.17 | 148,700.00 | 148,632.09 | 148,565.43 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | PURCHASE | 9.850 | Full | A- | 535 | 163,000.00 | 163000 | 1 | 1/9/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063110 | 0074216540 | CHERYL J SHUPP | 3224 W CENTURY DRIVE | TUCSON | AZ | 85746 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 8.50 | 03/01/03 | 02/01/33 | 568.62 | 73,950.00 | 73,905.19 | 73,860.07 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | B | 529 | 87,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063144 | 0074216573 | DOROTHY AZUBUKE | 663 WHITE OAK LANE | UNIVERSITY PARK | IL | 60466 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 8.75 | 03/01/03 | 02/01/23 | 132.80 | 14,000.00 | 13,980.95 | 13,961.75 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | PURCHASE | 8.750 | Full | B | 706 | 72,000.00 | 70,000.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group I | | | N |
| 5063185 | 0074216615 | THOMAS BRENDEL | 2 MONTIQUE COURT | SAN ANTONIO | TX | 78257 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.95 | 03/01/03 | 02/01/33 | [illegible] | 496,000.00 | 495,528.33 | 495,053.33 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.950 | Full | A- | 682 | 670,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063235 | 0074216664 | MARY A COVELL | 2401 W LOUISIANA AVENUE | MIDLAND | TX | 79701 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.55 | 03/01/03 | 02/01/33 | 271.91 | 35,200.00 | 35,178.89 | 35,157.63 | FXD | 0.000 | 8.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.550 | Full | A | 648 | 44,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 5063243 | 0074216672 | LAURALE EASLEY-BERUMEN | 4810 KESSLER BLVD DR N | INDIANAPOLIS | IN | 46228 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 03/01/03 | 02/01/33 | 1,536.11 | 193,500.00 | 193,387.16 | 193,277.22 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | PURCHASE | 8.850 | Full | A- | 616 | 225,000.00 | 215000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063276 | 0074216706 | ARMANDO DE SANTIAGO | 3834 WILLIAMS STREET | DENVER | CO | 80205 | OWNER-OCC | SFR | 360 | 68.33 | 68.33 | 7.90 | 03/01/03 | 02/01/33 | 595.99 | 82,000.00 | 81,930.41 | 81,887.31 | ARM | 5.990 | 13.900 | 7.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.900 | Full | B | 643 | 120,000.00 | 0 | 1 | 1/13/2003 | 358 | 05/01/03 | Group II | LIBOR | 6 | N |
| 5063292 | 0074216722 | MICHAEL S WEBSTER | 792 COOK HILL ROAD | DANIELSON | CT | 6239 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.70 | 04/01/03 | 03/01/33 | 1,185.30 | 168,250.00 | 168,250.00 | 168,131.47 | FXD | 0.000 | 7.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.700 | Full | AA | 623 | 175,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group I | | | N |
| 5063334 | 0074216763 | FRANCISCO J FIERROS | 10739 KESWICK STREET | LOS ANGELES | CA | 91352 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 1,667.81 | 212,000.00 | 211,877.59 | 211,754.72 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.750 | Stated | A- | 531 | 265,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063375 | 0074216805 | JOHN S BARBER | 35918 62ND AVENUE EAST | EATONVILLE | WA | 98328 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 11.55 | 03/01/03 | 02/01/33 | 1,260.53 | 126,400.00 | 126,276.68 | 126,168.71 | ARM | 6.750 | 17.550 | 11.550 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.550 | Full | C | 531 | 158,600.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063391 | 0074216821 | SHIRLEY D MOLITOR | 13202 100TH PL NE | KIRKLAND | WA | 98033 | NON OWNER | 2-4 UNITS | 360 | 70.00 | 70.00 | 9.85 | 03/01/03 | 02/01/33 | 1,971.31 | 227,500.00 | 227,500.00 | 227,291.32 | ARM | 4.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Stated | A- | 617 | 325,000.00 | 0 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5063409 | 0074216839 | SHIRLEY D MOLITOR | 13212 100TH PL NE | KIRKLAND | WA | 98033 | NON OWNER | 2-4 UNITS | 360 | 73.00 | 73.00 | 9.85 | 03/01/03 | 02/01/33 | 1,992.54 | 229,950.00 | 229,950.00 | 229,739.07 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Stated | A- | 617 | 315,000.00 | 0 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5063508 | 0074216938 | SETH P AIKEN | 11824 106TH AVE NE | KIRKLAND | WA | 98034 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 850.54 | 62,000.00 | 61,860.77 | 61,860.77 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 638 | 315,000.00 | 310,000.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group I | | | N |
| 5063581 | 0074217018 | RODNEY VERDIER | 483 FRANKLIN DRIVE | WILLIAMS | CA | 95987 | OWNER-OCC | SFR | 360 | 62.65 | 62.65 | 8.85 | 03/01/03 | 02/01/33 | 893.63 | 135,000.00 | 134,769.48 | 134,769.48 | ARM | 4.990 | 12.950 | 8.850 | 1 | 1 | 02/01/05 | PURCHASE | 8.850 | Stated | B | 584 | 215,487.00 | 215487 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5063599 | 0074217027 | JESUS RODRIGUEZ | 3045 HARVESTWOOD CT | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.20 | 03/01/03 | 02/01/33 | 3,665.46 | 540,000.00 | 539,574.54 | 539,148.53 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 02/01/05 | PURCHASE | 7.200 | Full | A | 671 | 675,000.00 | 675,000.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063649 | 0074217074 | KEITH ANDERSON | 4603 LOCHSHIN DR | HOUSTON | TX | 77084 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/18 | 209.62 | 18,700.00 | 18,657.90 | 18,615.42 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A- | 661 | 99,000.00 | 93500 | 2 | 1/17/2003 | 178 | 03/01/03 | Group I | | | N |
| 5063672 | 0074217100 | CAROL D NEEDHAM | 9651 VIA CATALINA | SILVER SPRINGS | NV | 89429 | OWNER-OCC | MANUMOBIL | 360 | 67.66 | 67.66 | 8.90 | 04/01/03 | 03/01/33 | 900.67 | 103,525.00 | 103,478.21 | 103,478.21 | ARM | 5.990 | 15.900 | 8.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.900 | Stated | B | 525 | 153,000.00 | 0 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5063706 | 0074217126 | PETER J SEDLIN | 17462 BLUE HERON ROAD | LAKE OSWEGO | OR | 97034 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 04/01/03 | 03/01/33 | 2,553.58 | 404,000.00 | 403,434.77 | 403,434.77 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.500 | Full | AA | 630 | 505,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group I | | | N |
| 5063722 | 0074217142 | DAVID S MESUNAS | 201 SNOW DROP LANE | WAUSAU | WI | 54401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.99 | 04/01/03 | 03/01/33 | 954.00 | 108,800.00 | 108,800.00 | 108,751.70 | ARM | 6.750 | 15.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.990 | Full | C | 544 | 136,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063755 | 0074217175 | EVELYN BENJAMIN | 231 N LIMA STREET | BURBANK | CA | 91505 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.30 | 03/01/03 | 02/01/33 | 2,681.96 | 391,200.00 | 390,897.84 | 390,593.84 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | PURCHASE | 7.300 | Stated | A | 663 | 490,000.00 | 489000 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5063789 | 0074217209 | EDUARDO SOTO | 8901 DEL RIO CIRCLE | GILROY | CA | 95020 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 03/01/03 | 02/01/33 | 2,912.31 | 424,800.00 | 423,965.87 | 423,965.87 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | PURCHASE | 7.300 | Stated | AA | 673 | 472,000.00 | 472,000.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group I | | | N |
| 5063821 | 0074217241 | GILBERTO CASTRO | 2011 HARLAND DR | HOUSTON | TX | 77055 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 307.31 | 27,800.00 | 27,671.33 | 27,671.33 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Full | A | 640 | 139,500.00 | 139000 | 2 | 1/13/2003 | 178 | 04/01/03 | Group I | | | N |
| 5063839 | 0074217258 | RENATE L COOPER | 2364 STOPE DRIVE | PLACERVILLE | CA | 95667 | OWNER-OCC | SFR | 180 | 72.34 | 72.34 | 6.25 | 03/01/03 | 02/01/18 | 1,457.62 | 170,000.00 | 169,427.80 | 168,852.62 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.250 | Stated | AA | 652 | 235,000.00 | 0.00 | 1 | 1/28/2003 | 178 | 03/01/03 | Group I | | | N |
| 5063847 | 0074217266 | APOLINAR MEDRANO | 4315 SUNSHADOW STREET | SAN ANTONIO | TX | 78217 | OWNER-OCC | SFR | 360 | 49.62 | 49.62 | 10.55 | 03/01/03 | 02/01/33 | 298.51 | 32,500.00 | 32,500.00 | 32,474.33 | ARM | 6.250 | 16.550 | 10.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.550 | Stated | B- | 481 | 65,500.00 | 0.00 | 1 | 1/21/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5063904 | 0074217324 | FELDER LOUIS | 1465 PACE DR NW | PALM BAY | FL | 32907 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 9.60 | 03/01/03 | 02/01/33 | 508.90 | 60,000.00 | 59,941.97 | 59,941.97 | ARM | 6.250 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | PURCHASE | 9.600 | Full | B- | 520 | 102,500.00 | 100000 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5064027 | 0074217449 | DONALD HARMS | 18323 CHERYL WAY | TWAIN HARTE | CA | 95383 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.38 | 03/01/03 | 02/01/33 | 2,370.71 | 380,000.00 | 379,518.75 | 379,164.23 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.375 | Stated | AA | 659 | 475,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | | | N |
| 5064068 | 0074217480 | HERMAN A REAL JR | 2356 SOUTH JACKSON AVENUE | FRESNO | CA | 93725 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.70 | 04/01/03 | 03/01/33 | 844.69 | 84,000.00 | 84,000.00 | 83,974.31 | ARM | 6.750 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.700 | Full | C | 509 | 112,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064084 | 0074217506 | VICTORIA GARCIA | 707 SAN FRANCIS AVENUE | STOCKTON | CA | 95210 | OWNER-OCC | SFR | 360 | 50.00 | 50.00 | 10.35 | 04/01/03 | 03/01/33 | 903.55 | 100,000.00 | 100,000.00 | 99,958.95 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.350 | Stated | B- | 578 | 200,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064167 | 0074217563 | TIMOTHY B SPONG | 612 FAIRFIELD LANE | LOUISVILLE | CO | 80027 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.95 | 04/01/03 | 03/01/33 | 2,488.93 | 376,000.00 | 376,000.00 | 375,688.74 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 03/01/05 | PURCHASE | 6.950 | Stated | A | 675 | 485,000.00 | 470,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064183 | 0074217589 | TIMOTHY B SPONG | 612 FAIRFIELD LANE | LOUISVILLE | CO | 80027 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 969.62 | 94,000.00 | 93,891.28 | 93,891.28 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 675 | 485,000.00 | 470,000.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group I | | | N |
| 5064191 | 0074217597 | EMANUEL V CLEMENTE | 10182 AVENUE 380 | VISALIA | CA | 93291 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/18 | 504.43 | 45,000.00 | 44,898.69 | 44,796.48 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 661 | 238,500.00 | 225000 | 2 | 1/17/2003 | 178 | 03/01/03 | Group I | | | N |
| 5064241 | 0074217647 | JERRY W COX JR | 1403 E CHERRY STREET | NEVADA | MO | 64772 | OWNER-OCC | SFR | 360 | 84.91 | 84.91 | 12.20 | 03/01/03 | 02/01/33 | 422.84 | 40,500.00 | 40,488.91 | 40,477.71 | ARM | 6.250 | 18.200 | 12.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.200 | Full | B- | 474 | 47,700.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064282 | 0074217688 | TANYA CHENEY | 1746 MAGNOLIA | INKSTER | MI | 48141 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.30 | 04/01/03 | 03/01/33 | 750.07 | 76,925.00 | 76,898.38 | 76,898.38 | ARM | 6.250 | 17.300 | 11.300 | 3 | 1 | 03/01/06 | REFI-NO CASHOUT | 11.300 | Full | B- | 555 | 90,500.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5064324 | 0074217720 | FELICIA HARRIS | 147 PEPPERMILL LANE | PITTSBURG | CA | 94565 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.99 | 03/01/03 | 02/01/23 | 433.97 | 45,000.00 | 44,880.82 | 44,880.82 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 675 | 225,000.00 | 225000 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5064381 | 0074217787 | DOUGLAS J LANDWEHR | R12520 RIVER ROAD | RINGLE | WI | 54471 | OWNER-OCC | SFR | 360 | 81.78 | 81.78 | 9.45 | 03/01/03 | 02/01/33 | 883.78 | 105,500.00 | 105,447.55 | 105,394.69 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.450 | Full | B | 503 | 129,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064484 | 0074217853 | VERONICA MENDEZ | 1040 D STREET | WILLIAMS | CA | 95987 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 5.88 | 03/01/03 | 02/01/33 | 780.83 | 132,000.00 | 131,865.42 | 131,730.18 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | PURCHASE | 5.875 | Stated | AA | 663 | 165,000.00 | 165,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064530 | 0074217928 | IN CHOI | 21397 GARY DRIVE #9 | CASTRO VALLEY | CA | 94546 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 444.68 | 43,800.00 | 43,841.67 | 43,694.92 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 767 | 219,000.00 | 219000 | 2 | 1/23/2003 | 238 | 05/01/03 | Group I | | | N |
| 5064621 | 0074218017 | ALEJANDRO GARCIA | 2348 UNIVERSITY AVENUE | EAST PALO ALTO | CA | 94303 | OWNER-OCC | 2-4 UNITS | 240 | 18.30 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 1,012.54 | 99,735.00 | 99,495.77 | 99,495.77 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 754 | 545,000.00 | 545000 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5064662 | 0074218058 | DANIEL L GANDY JR | 1656 LUKES ROAD | LAPINE | OR | 97739 | OWNER-OCC | MANUMOBIL | 360 | 74.92 | 74.92 | 8.85 | 03/01/03 | 02/01/33 | 595.39 | 75,000.00 | 74,957.74 | 74,915.18 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.850 | Stated | B | 558 | 100,108.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064670 | 0074218066 | DAVID WENGIERSKI | 7343 LA VISTA DRIVE | DALLAS | TX | 75214 | NON OWNER | SFR | 360 | 79.93 | 79.93 | 6.00 | 03/01/03 | 02/01/33 | 2,012.70 | 335,700.00 | 335,365.80 | 335,029.93 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.000 | Stated | AA | 631 | 420,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064704 | 0074218090 | TAMEKA COBB | 20547 SANTA CLARA | DETROIT | MI | 48219 | OWNER-OCC | SFR | 360 | 78.69 | 78.69 | 11.05 | 03/01/03 | 02/01/33 | 917.88 | 96,000.00 | 95,966.14 | 95,931.97 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.050 | Full | C | 521 | 122,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064712 | 0074218108 | WILLIAM T BONAVENTURA J | 350 KENRICK ST | NEWTON | MA | 2458 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.88 | 04/01/03 | 03/01/33 | 3,383.60 | 672,000.00 | 671,416.62 | 671,418.82 | ARM | 4.990 | 11.875 | 5.875 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 5.875 | Stated | AA | 653 | 715,000.00 | 0.00 | 1 | 2/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5064803 | 0074218189 | BEVERLY RICHARDSON | 1675 MEADOW LANE | INKSTER | MI | 48141 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.15 | 04/01/03 | 03/01/33 | 835.51 | 88,700.00 | 88,700.00 | 88,670.08 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.150 | Full | B | 492 | 102,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064878 | 0074218264 | MARIA R D GARZA | 255 S STUART STREET | DENVER | CO | 80219 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.60 | 03/01/03 | 02/01/33 | 1,350.14 | 148,400.00 | 148,285.63 | 148,285.63 | ARM | 6.750 | 16.600 | 10.600 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 10.600 | Full | C | 549 | 183,000.00 | 0 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5064888 | 0074218272 | TERRY A LINCOLN JR | 44 N HAWLEY ST | TOLEDO | OH | 43607 | NON OWNER | 2-4 UNITS | 360 | 70.35 | 70.35 | 8.70 | 03/01/03 | 02/01/33 | 319.52 | 40,800.00 | 40,776.28 | 40,752.38 | ARM | 4.990 | 14.700 | 8.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.700 | Full | A- | 588 | 58,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5064977 | 0074218363 | ROXANN ROSS | 4020 WATSON ROAD | MARLETTE | MI | 48453 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.90 | 03/01/03 | 02/01/33 | 632.53 | 66,950.00 | 66,900.98 | 66,900.98 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 541 | 103,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5065008 | 0074218397 | ANTHONY R MAURIELLO | 185 THOMAS STREET | STATEN ISLAND | NY | 10306 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.20 | 03/01/03 | 02/01/33 | 2,389.34 | 352,000.00 | 350,830.17 | 351,112.83 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | PURCHASE | 7.200 | Stated | A | 673 | 445,000.00 | 440,000.00 | 1 | 1/14/2003 | 358 | 05/01/03 | Group I | | | N |
| 5065107 | 0074218496 | TRACEY WAGNER | 1161 E DEERFIELD STREET | ONTARIO | CA | 91761 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 03/01/03 | 02/01/33 | 1,298.08 | 165,000.00 | 164,905.07 | 164,808.44 | ARM | 5.750 | 14.750 | 8.750 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 8.750 | Full | A- | 528 | 220,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065119 | 0074218504 | JOSE PASTOR | 342 ROADRUNNER DRIVE | PATTERSON | CA | 95363 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 477.18 | 47,000.00 | 46,887.26 | 46,887.26 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 703 | 235,000.00 | 235000 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5065149 | 0074218538 | JEFFREY J WATSON | 11 HEMLOCK LOOP PASS | OCALA | FL | 34472 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.30 | 03/01/03 | 02/01/33 | 744.50 | 90,100.00 | 90,053.78 | 90,007.20 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.300 | Full | B | 572 | 106,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065158 | 0074218546 | RONNELL PRYOR JR | 160 PEACOCK WALK | JACKSON | MI | 49202 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.60 | 03/01/03 | 02/01/33 | 1,178.23 | 109,800.00 | 109,572.57 | 109,544.85 | ARM | 6.750 | 18.600 | 12.600 | 1 | 1 | 02/01/05 | PURCHASE | 12.600 | Full | C | 510 | 137,000.00 | 137000 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065222 | 0074218611 | KEVIN L STOWE | 2008 OLDE TYME AVENUE | ST AUGUSTINE | FL | 32084 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 8.05 | 03/01/03 | 02/01/33 | 568.57 | 77,120.00 | 77,017.21 | 77,017.21 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | PURCHASE | 8.050 | Full | B | 575 | 108,000.00 | 96400 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5065347 | 0074218738 | DARYL J CARDINAL | 9187 STATE HWY 25 NE | MONTICELLO | MN | 55362 | OWNER-OCC | MANUMOBIL | 360 | 73.89 | 73.89 | 10.30 | 03/01/03 | 02/01/33 | 1,349.74 | 150,000.00 | 149,894.87 | 149,831.53 | ARM | 6.250 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.300 | Full | B- | 489 | 203,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065354 | 0074218746 | LISA PUTNAM | 1566 E EDGEMONT DRIVE | CAMARILLO | CA | 93010 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.70 | 03/01/03 | 02/01/33 | 2,925.00 | 373,500.00 | 373,064.18 | 373,064.18 | ARM | 4.990 | 14.700 | 8.700 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 8.700 | Full | A- | 588 | 415,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5065545 | 0074218928 | JANE SOLLA | 32 PEAR STREET | WATERBURY | CT | 6708 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.30 | 03/01/03 | 02/01/33 | 820.64 | 91,200.00 | 91,162.16 | 91,124.00 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | PURCHASE | 10.300 | Full | C | 542 | 114,000.00 | 114000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065628 | 0074218991 | RAUL L TULIO | 4310 BYRON STREET | HOUSTON | TX | 77005 | OWNER-OCC | SFR | 360 | 68.60 | 68.60 | 7.70 | 03/01/03 | 02/01/33 | 2,787.68 | 391,000.00 | 390,440.69 | 390,440.69 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.700 | Stated | A | 637 | 570,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group I | | | N |
| 5065636 | 0074219007 | BUNTHOEUN THORN | 3018 W HOLLAND AVE | FRESNO | CA | 93722 | OWNER-OCC | SFR | 360 | 69.63 | 69.63 | 9.55 | 03/01/03 | 02/01/33 | 629.16 | 74,500.00 | 74,463.74 | 74,427.19 | ARM | 5.750 | 15.550 | 9.550 | 1 | 1 | 02/01/05 | PURCHASE | 9.550 | Full | A- | 625 | 107,000.00 | 107000 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065677 | 0074219049 | EARNESTINE LEWIS | 11801 S PRAIRIE AVE | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.99 | 03/01/03 | 02/01/33 | 819.84 | 93,500.00 | 93,458.55 | 93,416.75 | ARM | 5.990 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.990 | Full | B | 498 | 110,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065693 | 0074219084 | WILLIAM MCCLYMONDS | 704 S FOOTHILL BOULEVARD | CLOVERDALE | CA | 95425 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.30 | 03/01/03 | 02/01/33 | 1,748.21 | 255,000.00 | 254,803.04 | 254,604.88 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.300 | Full | A | 701 | 300,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065770 | 0074219148 | MANUEL PENA | 2441 ARCADIA DRIVE | MIRAMAR | FL | 33023 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.85 | 04/01/03 | 03/01/33 | 740.00 | 85,400.00 | 85,360.99 | 85,360.99 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Stated | B | 554 | 122,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5065811 | 0074219189 | NAZARIO T MANUEL JR | 904 MUSCOVY COURT | SUISUN CITY | CA | 94585 | OWNER-OCC | SFR | 360 | 83.40 | 83.40 | 9.00 | 03/01/03 | 02/01/33 | 1,778.22 | 221,000.00 | 221,000.00 | 220,757.65 | ARM | 6.750 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.000 | Full | B- | 519 | 265,000.00 | 0 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5065826 | 0074219197 | CARL W FERRELL | 4747 HOLLOW TREE DRIVE | ARLINGTON | TX | 76018 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/33 | 907.58 | 92,000.00 | 91,877.27 | 91,846.37 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | PURCHASE | 11.450 | Full | B- | 478 | 115,000.00 | 115000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065842 | 0074219213 | MICHAEL A BAKER | 308 PRINCESS ARCH | SUFFOLK | VA | 23435 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 1,641.58 | 187,850.00 | 187,766.00 | 187,681.30 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 533 | 221,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065859 | 0074219221 | SATWINDER SINGH | 94 40 116TH STREET | RICHMOND HILL | NY | 11419 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.99 | 03/01/03 | 02/01/23 | 711.20 | 73,748.00 | 73,650.75 | 73,557.68 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 647 | 379,000.00 | 368740 | 2 | 1/23/2003 | 238 | 03/01/03 | Group I | | | N |
| 5065875 | 0074219247 | FRANCOIS PIERRE | 1000 NE 17TH ST | FT LAUDERDALE | FL | 33305 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.20 | 03/01/03 | 02/01/33 | 1,048.80 | 128,050.00 | 127,982.92 | 127,915.32 | ARM | 6.250 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.200 | Full | B- | 490 | 197,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5065990 | 0074219361 | JOHN K LESLIE | 975 68TH STREET | DARIEN | IL | 60561 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.05 | 03/01/03 | 02/01/33 | 2,308.05 | 261,900.00 | 261,900.00 | 261,669.76 | ARM | 5.750 | 16.050 | 10.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.050 | Full | A- | 487 | 291,000.00 | 0 | 1 | 1/15/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5066014 | 0074219387 | NICHOLAS E CORBO | 407 N RIVERSIDE DR | NEPTUNE | NJ | 7753 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.85 | 03/01/03 | 02/01/33 | 2,082.49 | 204,750.00 | 204,628.26 | 204,628.26 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.850 | Stated | D | 507 | 315,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5066048 | 0074219411 | JAMES INZERILLO | 3701 FILMORE AVE | BROOKLYN | NY | 11234 | OWNER-OCC | SFR | 360 | 55.56 | 55.56 | 8.50 | 03/01/03 | 02/01/33 | 1,153.38 | 150,000.00 | 149,817.60 | 149,817.60 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | PURCHASE | 8.500 | Full | A- | 616 | 280,000.00 | 270,000.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5066103 | 0074219478 | MATTHEW H BOHAN | 266 LITTLE LANE | RAEFORD | NC | 28376 | OWNER-OCC | MANUMOBIL | 360 | 95.00 | 95.00 | 10.45 | 04/01/03 | 03/01/33 | 387.18 | 47,500.00 | 47,482.93 | 47,482.93 | ARM | 5.750 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | A- | 489 | 50,000.00 | 0.00 | 1 | 2/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5066198 | 0074219568 | CARMELITA FLORES | 20335 HOLCROFT DRIVE | WALNUT | CA | 91789 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 | 02/01/33 | 4,187.43 | 560,000.00 | 559,639.24 | 559,278.01 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-NO CASHO | 8.200 | Stated | A- | 594 | 700,000.00 | 0 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066212 | 0074219585 | ALICIA Y JACKSON | 81 HAMSPHIRE | WILLINGBORO | NJ | 8046 | OWNER-OCC | SFR | 360 | 84.93 | 84.93 | 11.45 | 04/01/03 | 03/01/33 | 1,060.72 | 107,525.00 | 107,525.00 | 107,490.25 | FXD | 0.000 | 11.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.450 | Full | B | 484 | 126,600.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group I | | | N |
| 5066246 | 0074219619 | SANDY LIMPRECHT | 1545 GRACE CT | TRACY | CA | 95377 | OWNER-OCC | SFR | 360 | 84.88 | 84.87 | 6.50 | 03/01/03 | 02/01/33 | 2,180.64 | 345,000.00 | 344,686.81 | 344,373.21 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 641 | 406,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066287 | 0074219650 | STEPHEN W JOHNSON | 4242 ROCKVIEW COURT | FORT COLLINS | CO | 80526 | OWNER-OCC | PUD | 360 | 70.95 | 70.95 | 6.88 | 03/01/03 | 02/01/33 | 2,213.88 | 337,000.00 | 336,432.12 | 336,432.12 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.875 | Full | AA | 664 | 475,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 04/01/03 | Group I | | | N |
| 5066303 | 0074219676 | MARGARITO PADILLA | 6842 VAL VERDE AVENUE | BUENA PARK | CA | 90621 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 667.57 | 61,600.00 | 61,535.60 | 61,470.57 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 640 | 308,000.00 | 308,000.00 | 2 | 1/23/2003 | 238 | 03/01/03 | Group I | | | N |
| 5066345 | 0074219718 | JO ANN BALDERRAMA | 13228 CULLEN STREET #B | WHITTIER | CA | 90602 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.89 | 03/01/03 | 02/01/23 | 470.37 | 45,600.00 | 45,547.25 | 45,494.07 | FXD | 0.000 | 10.890 | 0.000 | 0 | 0 | | PURCHASE | 10.890 | Stated | A | 686 | 240,000.00 | 228,000.00 | 2 | 1/13/2003 | 238 | 03/01/03 | Group I | | | N |
| 5066438 | 0074219809 | ROUEL G LAGMAY | 3716 MICHELSON STREET | LAKEWOOD | CA | 90712 | OWNER-OCC | SFR | 360 | 68.91 | 68.91 | 7.99 | 03/01/03 | 02/01/33 | 1,576.10 | 215,000.00 | 214,855.44 | 214,709.93 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 504 | 312,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066519 | 0074219882 | TARA ANDERSON | 1272 SCHOOL LANE | NASHVILLE | TN | 37217 | OWNER-OCC | SFR | 360 | 64.75 | 64.75 | 10.70 | 04/01/03 | 03/01/33 | 734.49 | 79,000.00 | 78,969.93 | 78,969.93 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | PURCHASE | 10.700 | Stated | B- | 490 | 122,000.00 | 122000 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5066535 | 0074219908 | MARSHA SEVERIN | 6423 N GREENVIEW | CHICAGO | IL | 60626 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 12.89 | 03/01/03 | 02/01/23 | 295.06 | 25,200.00 | 25,155.22 | 25,155.22 | FXD | 0.000 | 12.890 | 0.000 | 0 | 0 | | PURCHASE | 12.890 | Stated | A | 616 | 128,000.00 | 126,000.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group I | | | N |
| 5066584 | 0074219957 | ALAN D WION | 421 NW 4TH STREET | DECATUR | IA | 50067 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 04/01/03 | 03/01/33 | 519.08 | 61,200.00 | 61,200.00 | 61,170.52 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.600 | Full | A- | 528 | 68,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066592 | 0074219965 | KENNETH M BRINGHURST | 8674 S 2200 WEST | BENJAMIN | UT | 84660 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.75 | 03/01/03 | 02/01/33 | 1,840.30 | 182,500.00 | 182,450.85 | 182,401.21 | ARM | 6.750 | 17.750 | 11.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.750 | Full | D | 526 | 250,000.00 | 0 | 1 | 1/23/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5066780 | 0074220152 | DAYNA L FOLEY | 4094 S CARSON STREET | AURORA | CO | 80014 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 7.70 | 03/01/03 | 02/01/33 | 699.42 | 98,100.00 | 98,029.96 | 97,959.57 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.700 | Full | A | 631 | 109,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066808 | 0074220181 | JOSEPH M GRATALE | 100 COTKENDALL ROAD | WANTAGE TWP | NJ | 7461 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.65 | 03/01/03 | 02/01/33 | 1,851.95 | 200,000.00 | 199,923.05 | 199,845.42 | ARM | 6.750 | 16.650 | 10.650 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.650 | Full | C | 514 | 250,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066857 | 0074220211 | DONNA J PELLERIN | 12748 SUSSEX CIRCLE | GARDEN GROVE | CA | 92840 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 9.75 | 03/01/03 | 02/01/33 | 1,372.50 | 158,750.00 | [illegible] | [illegible] | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.750 | Stated | A- | 491 | 213,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5066865 | 0074220229 | CLINT BARNHART | 3365 WIESNER RD | CALHAN | CO | 80808 | OWNER-OCC | MANUMOBIL | 360 | 84.21 | 84.21 | 9.25 | 03/01/03 | 02/01/33 | 1,316.29 | 160,000.00 | 159,915.49 | 159,831.65 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 530 | 190,000.00 | 0 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5066881 | 0074220245 | ADELINE HARVEY | 611 SOUTH 400 EAST | CEDAR CITY | UT | 84720 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 9.75 | 03/01/03 | 02/01/33 | 1,073.95 | 125,000.00 | 124,941.68 | 124,882.69 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.750 | Full | A- | 517 | 150,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067004 | 0074220369 | PAUL ALMEIDA | 658 JEFFERSON AVE | ELIZABETH | NJ | 7201 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.05 | 03/01/03 | 02/01/33 | 1,049.85 | 142,400.00 | 142,305.42 | 142,210.20 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | PURCHASE | 8.050 | Full | B | 698 | 187,000.00 | 178000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067038 | 0074220393 | JACK A LINK | 4965 FRENCH CREEK ROAD | SHINGLE SPRINGS | CA | 95682 | OWNER-OCC | SFR | 360 | 67.20 | 67.20 | 8.05 | 03/01/03 | 02/01/33 | 3,096.47 | 420,000.00 | 419,721.03 | 419,440.19 | ARM | 5.750 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | PURCHASE | 8.050 | Stated | A- | 582 | 625,000.00 | 625,000.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067061 | 0074220419 | LURAL A BALTIMORE | 1623 AUTUMN LN | LANSING | MI | 48912 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 03/01/03 | 02/01/33 | 1,124.29 | 119,000.00 | 118,956.63 | 118,912.89 | ARM | 5.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.900 | Full | B | 515 | 140,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067152 | 0074220500 | MARY T GRANICH | 641 EXCELSIOR AVENUE | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.63 | 03/01/03 | 02/01/33 | 3,329.62 | 520,000.00 | 519,079.83 | 519,079.83 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.625 | Stated | AA | 640 | 650,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 04/01/03 | Group I | | | N |
| 5067210 | 0074220567 | JOSHUA J BESMER | 12260 WOODLAND PARK DR | BELDING | MI | 48809 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.25 | 04/01/03 | 03/01/33 | 984.86 | 101,400.00 | 101,400.00 | 101,365.77 | ARM | 6.750 | 17.250 | 11.250 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.250 | Full | D | 533 | 156,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067283 | 0074220641 | TERRY L BROSELL | 2908 MOODY DRIVE | PLANO | TX | 75025 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.50 | 03/01/03 | 02/01/18 | 519.19 | 49,720.00 | 49,594.43 | 49,467.88 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Full | A | 684 | 255,000.00 | 248600 | 2 | 1/10/2003 | 178 | 03/01/03 | Group I | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,510.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5067319 | 0074220684 | LAURIE B PREWITT | 31404 WEBSTER ROAD EAST | EATONVILLE | WA | 98328 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 2,620.33 | 364,000.00 | 363,489.60 | 363,489.60 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Stated | A | 631 | 455,000.00 | 0 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5067335 | 0074220682 | DANIEL A SANTIAGO | 1735 28TH AVE S | SEATTLE | WA | 98144 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.45 | 03/01/03 | 02/01/33 | 1,143.92 | 181,925.00 | 181,750.93 | 181,591.96 | ARM | 4.250 | 12.450 | 8.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.450 | Stated | AA | 687 | 191,500.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067458 | 0074220897 | JOE D FAIRCHILD | 200 BURTON LANE | WITTENSVILLE | KY | 41274 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.75 | 04/01/03 | 03/01/33 | 547.73 | 63,750.00 | 63,750.00 | 63,720.25 | ARM | 8.750 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.750 | Full | A- | 516 | 75,000.00 | 0 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067574 | 0074220814 | EARL DAVES | 5244 S K ST | TACOMA | WA | 98408 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.75 | 04/01/03 | 03/01/33 | 1,050.17 | 112,500.00 | 112,500.00 | 112,457.64 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.750 | Full | B- | 481 | 150,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067824 | 0074220863 | JOHN R DARRAGH | 2833 SANDERS AVE | BREMERTON | WA | 98310 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 1,259.16 | 141,100.00 | 140,979.79 | 140,979.79 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B | 472 | 166,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5067657 | 0074220907 | AMIRAH S AKBAR-SALEEM | 17110 S MILES AVE | CLEVELAND | OH | 44128 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/33 | 481.24 | 70,200.00 | 70,200.00 | 70,145.77 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.300 | Stated | AA | 673 | 78,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5067665 | 0074221003 | VELYNDA T ENGEL | 422 IMPERIAL DRIVE | PACIFICA | CA | 94044 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.98 | 03/01/03 | 02/01/33 | 2,253.05 | 376,800.00 | 376,423.10 | 376,044.33 | ARM | 4.990 | 11.975 | 5.975 | 1 | 1 | 02/01/05 | PURCHASE | 5.975 | Stated | A | 788 | 471,000.00 | 471,000.00 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067673 | 0074221011 | VELYNDA T ENGEL | 422 IMPERIAL DRIVE | PACIFICA | CA | 94044 | OWNER-OCC | SFR | 240 | 20.00 | 98.09 | 10.75 | 03/01/03 | 02/01/23 | 956.35 | 94,200.00 | 94,087.52 | 93,974.04 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 788 | 471,000.00 | 471000 | 2 | 1/10/2003 | 238 | 03/01/03 | Group II | | | N |
| 5067699 | 0074221037 | JOHNNIE JENKINS | 3247 OZARK STREET | HOUSTON | TX | 77021 | NON OWNER | SFR | 360 | 60.00 | 60.00 | 10.50 | 04/01/03 | 03/01/33 | 1,020.65 | 111,600.00 | 111,600.00 | 111,555.65 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Stated | B | 538 | 186,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067723 | 0074221060 | WILLIAM S LYTLE JR | 5135 FOSTER ROAD | WOODLEAF | NC | 27054 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.20 | 03/01/03 | 02/01/33 | 1,395.67 | 170,400.00 | 170,220.78 | 170,220.78 | ARM | 6.750 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.200 | Limited | A- | 478 | 213,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5067798 | 0074221136 | JUANITA H BENTLEY | 210 SHORE DRIVE | WEST PALM BEACH | FL | 33404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.00 | 03/01/03 | 02/01/33 | 3,725.70 | 560,000.00 | 559,540.97 | 559,079.28 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.000 | Full | A | 619 | 700,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5067848 | 0074221185 | MARIA CORTES | 6454 E BYRD AVE | FRESNO | CA | 93727 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.10 | 03/01/03 | 02/01/33 | 705.29 | 95,217.00 | 95,147.78 | 95,084.74 | ARM | 5.990 | 14.100 | 8.100 | 1 | 1 | 02/01/05 | PURCHASE | 8.100 | Stated | B | 630 | 126,950.00 | 126950 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067871 | 0074221219 | LUREAN L NELSON-SLOCUM | 4109 N 50TH STREET | MILWAUKEE | WI | 53216 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 842.42 | 94,400.00 | 94,359.96 | 94,319.62 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | A- | 484 | 118,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067954 | 0074221284 | DIANA K RUBALCABA | 1001 SPENCER AVENUE | SAN JOSE | CA | 95125 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.50 | 03/01/03 | 02/01/33 | 2,525.12 | 399,500.00 | 399,138.84 | 398,775.72 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Full | AA | 621 | 470,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067970 | 0074221300 | JOSE O SANCHEZ | 2924 SUNWOOD DRIVE | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 03/01/03 | 02/01/33 | 2,306.28 | 351,960.00 | 351,662.84 | 351,363.99 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | PURCHASE | 6.850 | Stated | A | 724 | 440,000.00 | 439950 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5067988 | 0074221318 | JOSE PADILLA | 10904 FOSSIL HILL | WHITMORE LAKE | MI | 48189 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.95 | 03/01/03 | 02/01/33 | 3,124.39 | 472,000.00 | 471,216.29 | 471,216.29 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.950 | Stated | A | 663 | 590,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5067996 | 0074221326 | RICHARD A HOFF | 3524 BATTLEBORRO CT | MODESTO | CA | 95357 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.80 | 03/01/03 | 02/01/33 | 1,943.53 | 225,250.00 | 225,146.01 | 225,041.17 | FXD | 0.000 | 9.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.800 | Full | B | 558 | 265,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | | | N |
| 5068085 | 0074221417 | LUREAN L NELSON-SLOCUM | 3843-3845 N 51ST STREET | MILWAUKEE | WI | 53216 | NON OWNER | 2-4 UNITS | 360 | 64.52 | 64.52 | 9.70 | 03/01/03 | 02/01/33 | 684.39 | 80,000.00 | 79,961.42 | 79,923.59 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.700 | Full | A- | 484 | 124,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068119 | 0074221441 | JOHNNY ESTRADA | 320 E SAN MARTIN AVENUE | SAN MARTIN | CA | 95046 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.88 | 03/01/03 | 02/01/33 | 3,258.37 | 496,000.00 | 495,583.30 | 495,164.21 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | AA | 667 | 620,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group I | | | N |
| 5068150 | 0074221482 | HILDA HERRERA MUNOZ | 6035 SW 107TH AVE UNIT 119 | MIAMI | FL | 33173 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.85 | 03/01/03 | 02/01/33 | 951.83 | 101,150.00 | 101,075.13 | 101,075.13 | ARM | 9.250 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | PURCHASE | 10.850 | Full | B- | 531 | 119,000.00 | 119000 | 1 | 1/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5068184 | 0074221516 | JOSIE ANDERSON | 8148 4TH AVENUE | JACKSONVILLE | FL | 32208 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 03/01/03 | 02/01/33 | 469.55 | 59,415.00 | 59,347.07 | 59,347.07 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | PURCHASE | 8.800 | Full | B | 601 | 70,000.00 | 69,900.00 | 1 | 1/16/2003 | 358 | 04/01/03 | Group II | | | N |
| 5068242 | 0074221573 | JOYCE A DOLLARHIDE | 11321 COUNTY ROAD 898 | PRINCETON | TX | 75407 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 03/01/03 | 02/01/33 | 840.46 | 90,400.00 | 90,365.59 | 90,330.87 | FXD | 0.000 | 10.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.700 | Stated | A | 627 | 113,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 5068259 | 0074221581 | NOELLE N NORRIS | 13335 CHANDLER BOULEVARD | SHERMAN OAKS | CA | 91401 | OWNER-OCC | SFR | 360 | 63.25 | 63.25 | 6.60 | 03/01/03 | 02/01/33 | 2,363.04 | 370,000.00 | 369,671.96 | 369,342.12 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Stated | A | 692 | 585,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group I | | | N |
| 5068309 | 0074221631 | BRIDGET PRICE | 8248 NW 170 TERRACE | MIAMI | FL | 33015 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 11.25 | 03/01/03 | 02/01/33 | 970.05 | 99,875.00 | 99,841.28 | 99,807.24 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.250 | Full | B- | 523 | 117,500.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068358 | 0074221680 | ILA J DIXON | 6868 HWY O | WILLIAMSVILLE | MO | 63967 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/33 | 491.27 | 49,800.00 | 49,767.66 | 49,767.66 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 471 | 62,250.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5068424 | 0074221755 | MEDIATRIX SANTOS | 1174 MUNICH STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 03/01/03 | 02/01/33 | 3,565.43 | 408,000.00 | 407,817.57 | 407,633.63 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.950 | Stated | B | 501 | 510,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068440 | 0074221771 | JEREMY SMITH | 44 DRAKE COURT | WALNUT CREEK | CA | 94598 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.38 | 03/01/03 | 02/01/33 | 2,520.44 | 404,000.00 | 403,625.81 | 403,249.63 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | PURCHASE | 6.375 | Full | AA | 761 | 505,000.00 | 505,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5068465 | 0074221797 | JEREMY SMITH | 44 DRAKE COURT | WALNUT CREEK | CA | 94598 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 8.75 | 03/01/03 | 02/01/23 | 479.01 | 50,500.00 | 50,431.30 | 50,362.04 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | PURCHASE | 8.750 | Full | A | 761 | 505,000.00 | 505,000.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5068473 | 0074221805 | TROY ENGELSTAD | 231 ARGUELLO DRIVE | SALINAS | CA | 93907 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.38 | 03/01/03 | 02/01/33 | 2,320.80 | 372,000.00 | 371,309.07 | 371,309.07 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | PURCHASE | 6.375 | Full | AA | 745 | 465,000.00 | 465,000.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | | | N |
| 5068481 | 0074221813 | LOUELLA BROWN | 2306 WARNER AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.85 | 03/01/03 | 02/01/33 | 1,615.22 | 246,500.00 | 246,082.58 | 246,082.58 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.850 | Stated | AA | 718 | 290,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | | | N |
| 5068499 | 0074221821 | TROY ENGELSTAD | 231 ARGUELLO DRIVE | SALINAS | CA | 93907 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 | 8.75 | 03/01/03 | 02/01/23 | 616.60 | 69,750.00 | 69,559.47 | 69,559.47 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | PURCHASE | 8.750 | Full | A | 745 | 465,000.00 | 465,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group II | | | N |
| 5068531 | 0074221862 | BEATRICE E GISIE | 345 SLOAT BOULEVARD | SAN FRANCISCO | CA | 94132 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.00 | 04/01/03 | 03/01/33 | 5,753.06 | 715,000.00 | 715,000.00 | 714,609.44 | ARM | 8.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.000 | Stated | A- | 521 | ########## | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068549 | 0074221870 | DEANNA VANDERKOUS | 3550 SPRINGHILL ROAD | LAFAYETTE | CA | 94549 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.85 | 03/01/03 | 02/01/33 | 5,886.14 | 813,750.00 | 813,187.14 | 812,620.80 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Full | B | 563 | ########## | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068556 | 0074221888 | AL JACKSON | 2070 75TH AVENUE | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.95 | 03/01/03 | 02/01/33 | 1,639.63 | 160,000.00 | 159,953.33 | 159,906.57 | ARM | 8.250 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | PURCHASE | 11.950 | Full | B- | 523 | 200,000.00 | 200000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068630 | 0074221981 | MARTHA MADERA | 826 828 E SANTA INEZ AVENUE | SAN MATEO | CA | 94401 | OWNER-OCC | 2-4 UNITS | 360 | 78.74 | 78.74 | 5.85 | 03/01/03 | 02/01/33 | 2,949.70 | 500,000.00 | 499,487.80 | 498,973.10 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 02/01/05 | PURCHASE | 5.850 | Full | A | 753 | 635,000.00 | 635,000.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068648 | 0074221979 | MARTHA MADERA | 826 828 E SANTA INEZ AVENUE | SAN MATEO | CA | 94401 | OWNER-OCC | 2-4 UNITS | 240 | 15.75 | 94.49 | 9.75 | 03/01/03 | 02/01/23 | 948.52 | 100,000.00 | 99,863.98 | 99,726.89 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 753 | 635,000.00 | 635,000.00 | 2 | 1/27/2003 | 238 | 03/01/03 | Group II | | | N |
| 5068713 | 0074222043 | MARILYN L HILL | 211 BELLEWOOD DRIVE | FLUSHING | MI | 48433 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 1,117.28 | 133,450.00 | 133,450.00 | 133,383.66 | ARM | 6.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 491 | 157,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068747 | 0074222076 | ABEAL T TEMINO | 377 NE 148TH STREET | SEATTLE | WA | 98155 | OWNER-OCC | SFR | 180 | 79.31 | 79.31 | 5.75 | 03/01/03 | 02/01/18 | 1,527.96 | 184,000.00 | 183,353.71 | 182,704.32 | FXD | 0.000 | 5.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 5.750 | Stated | AA | 680 | 232,000.00 | 0.00 | 1 | 2/4/2003 | 178 | 03/01/03 | Group II | | | N |
| 5068782 | 0074222092 | RUBEN D CABRERA | 6802 DOCKSIDE CIR | GREENACRES | FL | 33463 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.30 | 03/01/03 | 02/01/33 | 451.85 | 65,920.00 | 65,869.08 | 65,817.85 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | PURCHASE | 7.300 | Full | B | 643 | 83,000.00 | 82400 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068788 | 0074222118 | DARNELL R THOMPSON | 2825 W CONGRESS PKWY | CHICAGO | IL | 60612 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 8.55 | 03/01/03 | 02/01/33 | 1,544.92 | 200,000.00 | 199,880.08 | 199,759.31 | FXD | 0.000 | 8.550 | 0.000 | 0 | 0 | | PURCHASE | 8.550 | Full | B | 641 | 250,000.00 | 250,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group I | | | N |
| 5068796 | 0074222126 | RACHAEL HEATH | 175 N SALINA CREEK | SALINA | UT | 84654 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 9.35 | 03/01/03 | 02/01/33 | 858.98 | 103,500.00 | 103,394.61 | 103,394.61 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.350 | Full | A- | 528 | 115,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5068820 | 0074222159 | JEFF E SHARMA | 5529 CRIMSON CIRCLE | FREMONT | CA | 94538 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 7.85 | 03/01/03 | 02/01/33 | 3,010.07 | 413,000.00 | 412,720.06 | 412,438.29 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Full | B | 531 | 590,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068846 | 0074222175 | MANUELA MARTINEZ | 27833 BISCAYNE AVE | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 360 | 77.78 | 77.78 | 9.95 | 03/01/03 | 02/01/33 | 2,448.07 | 280,000.00 | 279,874.80 | 279,748.56 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Stated | B | 497 | 360,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068853 | 0074222183 | LUIS O LORICA | 38288 COLUMBINE PLACE | NEWARK | CA | 94560 | OWNER-OCC | SFR | 360 | 80.58 | 80.58 | 6.35 | 04/01/03 | 03/01/33 | 2,582.28 | 415,000.00 | 415,000.00 | 414,613.76 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE | 6.350 | Full | A | 620 | 515,000.00 | 515000 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068861 | 0074222191 | LUIS O LORICA | 38288 COLUMBINE PLACE | NEWARK | CA | 94560 | OWNER-OCC | SFR | 240 | 19.47 | 97.09 | 11.25 | 04/01/03 | 03/01/23 | 1,049.26 | 100,000.00 | 100,000.00 | 99,888.24 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 620 | 515,000.00 | 515,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5068895 | 0074222225 | GLORIA MANCIA | 1044 BEECH STREET | EAST PALO ALTO | CA | 94303 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.45 | 03/01/03 | 02/01/33 | 2,137.87 | 340,000.00 | 339,377.59 | 339,377.59 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 02/01/05 | PURCHASE | 6.450 | Full | A | 661 | 425,000.00 | 425000 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5068958 | 0074222316 | DARNELL R THOMPSON | 2825 W CONGRESS PKWY | CHICAGO | IL | 60612 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 550.20 | 50,000.00 | 49,949.30 | 49,898.26 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | B | 641 | 250,000.00 | 250,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5068984 | 0074222324 | HECTOR SCOTT | 2643 N RUTHERFORD AVENUE | CHICAGO | IL | 60707 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.80 | 03/01/03 | 02/01/33 | 1,897.92 | 202,500.00 | 202,348.40 | 202,348.40 | FXD | 0.000 | 10.800 | 0.000 | 0 | 0 | | PURCHASE | 10.800 | Full | A- | 480 | 230,000.00 | 225,000.00 | 1 | 1/14/2003 | 358 | 04/01/03 | Group I | | | N |
| 5069067 | 0074222399 | ROBERT SCOGGINS | 921 SINGING HILLS DRIVE | GARLAND | TX | 75044 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 | 02/01/33 | 1,214.36 | 162,400.00 | 161,805.22 | 161,394.49 | ARM | 4.990 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.200 | Stated | A- | 560 | 203,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5068724 | 0074222656 | RONNIE M WIGLEY | 813 HWY 11 | WOLFE CITY | TX | 75496 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 313.58 | 30,400.00 | 30,364.03 | 30,329.34 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 674 | 163,000.00 | 152,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5069299 | 0074222621 | VIOLA M BLINN | 112 CHEESEMAN ROAD | PORTERSVILLE | PA | 16051 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 683.93 | 85,000.00 | 84,953.57 | 84,906.79 | ARM | 5.990 | 15.000 | 9.000 | 1 | 1 | 02/01/05 | PURCHASE | 9.000 | Full | B | 730 | 100,000.00 | 100000 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069349 | 0074222670 | JACQUELINE JETER | 6711 E FLOWER AVENUE | MESA | AZ | 85208 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 1,065.92 | 121,975.00 | 121,865.46 | 121,865.48 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | PURCHASE | 9.950 | Full | A- | 527 | 144,500.00 | 143,500.00 | 1 | 1/16/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5069414 | 0074222746 | DANIEL M JACKSON | 825 QUEBEC CIRCLE | COLORADO SPRINGS | CO | 80911 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.55 | 03/01/03 | 02/01/33 | 1,234.67 | 146,200.00 | 146,128.84 | 146,057.11 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.550 | Full | B | 657 | 172,000.00 | 0.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069422 | 0074222753 | GINA GOFORTH | 1410 HORNADAY RD | BROWNSBURG | IN | 46112 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.20 | 03/01/03 | 02/01/33 | 1,061.50 | 129,600.00 | 129,532.10 | 129,463.68 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.200 | Full | A- | 602 | 144,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069463 | 0074222795 | DARIN R MILHON | 615 MANN AVE | LARNED | KS | 67550 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 | 04/01/03 | 03/01/33 | 505.93 | 53,550.00 | 53,530.48 | 53,530.48 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.900 | Full | B | 518 | 63,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5069497 | 0074222829 | MICHAEL J MALONE | 10111 BRAEBURN RD | BARRINGTON HILLS | IL | 60010 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.30 | 03/01/03 | 02/01/33 | 4,743.03 | 628,500.00 | 628,103.30 | 627,703.65 | ARM | 5.750 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.300 | Full | A- | 537 | 838,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069513 | 0074222845 | WILLIAM E SPENCER | 317 SERENA STREET | UPPER MARLBORO | MD | 20774 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 1,551.35 | 185,300.00 | 185,300.00 | 185,207.88 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 512 | 218,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069521 | 0074222852 | GOLFRAN RIVERA | 6750 EMERALD COURT | FONTANA | CA | 92336 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 436.55 | 43,000.00 | 42,946.66 | 42,894.86 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 649 | 215,000.00 | 215,000.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5069554 | 0074222886 | CANDELARIA PEREZ | 513 LA QUINTA | PHARR | TX | 78577 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.80 | 03/01/03 | 02/01/33 | 607.95 | 60,000.00 | 59,982.05 | 59,963.92 | ARM | 6.750 | 17.800 | 11.800 | 3 | 1 | 02/01/08 | REFI-NO CASHOUT | 11.800 | Full | C | 620 | 75,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069604 | 0074222936 | CHRIS L DARNELL | 43390 SOMERSET COURT | ELIZABETH | CO | 80107 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 8.35 | 04/01/03 | 03/01/33 | 1,998.14 | 263,500.00 | 263,335.38 | 263,335.38 | ARM | 5.990 | 14.350 | 8.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.350 | Full | B | 533 | 310,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5069612 | 0074222944 | MICHEAL GUTERMAN | 405 19TH ST | BRIGANTINE | NJ | 8203 | 2ND HOME | SFR | 180 | 11.43 | 11.43 | 5.99 | 03/01/03 | 02/01/18 | 3,373.27 | 400,000.00 | 398,623.40 | 397,239.93 | FXD | 0.000 | 5.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 5.990 | Stated | AA | 681 | ########## | 0.00 | 1 | 1/31/2003 | 178 | 03/01/03 | Group II | | | N |
| 5069630 | 0074222969 | GREGORY A KILPATRICK | ROUTE 1 BOX 88 | EAST LYNN | WV | 25512 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.80 | 04/01/03 | 03/01/33 | 593.77 | 59,500.00 | 59,500.00 | 59,481.40 | ARM | 6.250 | 17.800 | 11.800 | 3 | 1 | 03/01/08 | REFI-CASHOUT | 11.800 | Full | B- | 535 | 70,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069640 | 0074222977 | VIRGINIA D COOPER | 6310 SUNDANCE CIRLCE | JOSHUA | TX | 76058 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 7.43 | 03/01/03 | 02/01/33 | 555.27 | 80,000.00 | 79,879.08 | 79,879.08 | FXD | 0.000 | 7.425 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.425 | Stated | A | 671 | 180,000.00 | 0 | 1 | 1/22/2003 | 358 | 04/01/03 | Group I | | | N |
| 5069711 | 0074223041 | CHRISTOPHER F SOCHA | 234 RESERVOIR AVE | WAUSAU | WI | 54401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.99 | 03/01/03 | 02/01/33 | 613.79 | 70,000.00 | 69,968.96 | 69,937.68 | ARM | 6.750 | 15.990 | 9.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.990 | Full | C | 528 | 87,500.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069752 | 0074223082 | DENNIS M VALENTE | 61 CLINTON ST | BROCKTON | MA | 2302 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.75 | 04/01/03 | 03/01/33 | 734.58 | 85,500.00 | 85,500.00 | 85,460.11 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.750 | Full | B- | 500 | 114,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069838 | 0074223165 | LAURA HOBART | 82 CLARENDON ST | SPRINGFIELD | MA | 1109 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.86 | 04/01/03 | 03/01/33 | 655.80 | 75,650.00 | 75,650.00 | 75,615.48 | ARM | 5.990 | 15.855 | 9.855 | 1 | 1 | 03/01/05 | PURCHASE | 9.855 | Full | B | 539 | 89,000.00 | 89,000.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069844 | 0074223173 | LATITIA CHRISTOPHER | 505 LINEN LN | GOLDSBORO | NC | 27534 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.55 | 03/01/03 | 02/01/33 | 597.50 | 77,350.00 | 77,303.62 | 77,256.91 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | PURCHASE | 8.550 | Full | B | 587 | 91,000.00 | 91,000.00 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069851 | 0074223181 | STEPHEN J PEREIRA | 745 SATHER COURT | BREA | CA | 92821 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 654.83 | 64,500.00 | 64,500.00 | 64,422.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 711 | 322,500.00 | 322,518.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5069919 | 0074223249 | SUZANNE LEE | 138 MAPLEWOOD LANE | ALBERTVILLE | AL | 35950 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.45 | 03/01/03 | 02/01/33 | 615.60 | 73,530.00 | 73,493.45 | 73,456.61 | ARM | 6.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.450 | Full | A- | 573 | 81,700.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5069927 | 0074223256 | CARLOTTA LITTLE | 151 JONES AVENUE | ROCKINGHAM | NC | 28379 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.20 | 03/01/03 | 02/01/33 | 528.31 | 54,400.00 | 54,380.73 | 54,361.97 | FXD | 0.000 | 11.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.200 | Full | B | 517 | 64,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | | | N |
| 5069984 | 0074223306 | JOSE E HERNANDEZ | 2228 WESTWOOD CT | PITTSBURG | CA | 94565 | NON OWNER | SFR | 360 | 90.00 | 90.00 | 7.35 | 03/01/03 | 02/01/33 | 1,977.42 | 287,010.00 | 286,790.52 | 286,569.68 | ARM | 4.250 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | PURCHASE | 7.350 | Full | AA | 712 | 319,000.00 | 318900 | 1 | 1/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070018 | 0074223330 | ABDEL NOFAL | 168 COOK AVE | YONKERS | NY | 10701 | OWNER-OCC | SFR | 180 | 60.00 | 60.00 | 8.80 | 04/01/03 | 03/01/18 | 1,807.64 | 180,000.00 | 179,422.18 | 179,422.18 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.800 | Stated | A | 658 | 300,000.00 | 0.00 | 1 | 2/6/2003 | 179 | 04/01/03 | Group II | | | N |
| 5070040 | 0074223363 | THOMAS L JACKSON JR | 1464 L & N ROAD | MASON | TN | 38049 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.05 | 03/01/03 | 02/01/33 | 594.71 | 80,665.00 | 80,606.13 | 80,552.15 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | PURCHASE | 8.050 | Full | B | 613 | 95,000.00 | 94900 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070057 | 0074223371 | FULLER D OXENDINE JR | 12845 STOKESBERRY RD | GOLD HILL | NC | 28071 | OWNER-OCC | SFR | 360 | 84.78 | 84.78 | 10.25 | 04/01/03 | 03/01/33 | 1,747.40 | 195,000.00 | 194,918.23 | 194,918.23 | ARM | 8.250 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.250 | Full | B- | 509 | 230,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5070065 | 0074223389 | WANDA SURRATT | 3948 BEXHILL DR | PLANO | TX | 75025 | OWNER-OCC | SFR | 360 | 79.48 | 79.48 | 10.60 | 03/01/03 | 02/01/33 | 1,194.79 | 129,555.00 | 129,504.61 | 129,453.78 | ARM | 5.990 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.600 | Full | B | 488 | 163,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070115 | 0074223439 | MICHAEL E HAVILL | 1130 S WHITE STATION ROAD | MEMPHIS | TN | 38117 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 8.88 | 03/01/03 | 02/01/33 | 528.04 | 66,375.00 | 66,319.23 | 66,263.14 | FXD | 0.000 | 8.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.875 | Stated | AA | 681 | 88,500.00 | 0.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | | | N |
| 5070158 | 0074223470 | LEANN K WHITTEN | 354 FLANAGAN ACRES RD | LEXINGTON | TN | 38351 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.48 | 03/01/03 | 02/01/33 | 316.45 | 41,250.00 | 41,199.58 | 41,199.58 | ARM | 5.990 | 14.475 | 8.475 | 1 | 1 | 02/01/05 | PURCHASE | 8.475 | Full | B | 585 | 55,000.00 | 55000 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5070412 | 0074223736 | LEONARDO CASTRIOTA | 1023 NW 133 AVENUE | MIAMI | FL | 33182 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 04/01/03 | 03/01/33 | 1,411.45 | 187,000.00 | 187,000.00 | 186,881.97 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | PURCHASE | 8.300 | Full | B | 617 | 220,000.00 | 220000 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070487 | 0074223801 | LISA VILLANO | 3123 N 32ND STREET | BOISE | ID | 83703 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 262.93 | 27,720.00 | 27,720.00 | 27,682.30 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 681 | 138,600.00 | 138,600.00 | 2 | 2/12/2003 | 239 | 03/01/03 | Group I | | | N |
| 5070529 | 0074223843 | RL REED | 3876 GROSVENOR RD | SOUTH EUCLID | OH | 44118 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 921.07 | 105,400.00 | 105,352.87 | 105,352.87 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.950 | Full | B | 491 | 124,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5070537 | 0074223850 | SHEILA R CUNHA | 2651 NE 11 TERRACE | POMPANO BEACH | FL | 33064 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 03/01/03 | 02/01/33 | 900.76 | 106,200.00 | 106,148.85 | 106,097.29 | ARM | 6.750 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.600 | Full | A- | 522 | 118,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070586 | 0074223900 | NAM S KIM | 1548 PARKWOOD DRIVE | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 77.84 | 77.84 | 6.75 | 03/01/03 | 02/01/33 | 4,215.89 | 650,000.00 | 649,793.46 | 648,793.40 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Stated | A | 689 | 835,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5070594 | 0074223918 | WILLIAM H STAFFHORST | 2355 KELTY COURT | FRANKTOWN | CO | 80116 | OWNER-OCC | SFR | 360 | 60.91 | 60.91 | 6.25 | 03/01/03 | 02/01/33 | 2,062.64 | 335,000.00 | 334,682.81 | 334,363.61 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.250 | Full | A | 740 | 550,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5070602 | 0074223926 | DAVID P HOOD | 7635 MOON VALLEY RD | NORTH BEND | WA | 98045 | OWNER-OCC | SFR | 360 | 79.63 | 79.63 | 7.30 | 03/01/03 | 02/01/33 | 2,385.79 | 348,000.00 | 347,731.21 | 347,460.78 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.300 | Full | A | 687 | 437,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070859 | 0074224155 | HARVEY O MAHAFFEY | 220 PALOMINO DRIVE | SAGINAW | TX | 76179 | OWNER-OCC | SFR | 180 | 50.00 | 50.00 | 11.50 | 03/01/03 | 02/01/18 | 525.80 | 45,000.00 | 44,810.21 | 44,810.21 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.500 | Full | A- | 491 | 90,000.00 | 0.00 | 1 | 1/20/2003 | 178 | 04/01/03 | Group II | | | N |
| 5070867 | 0074224163 | MARGARET A MINO | 4873 OONEAL RD | KRUM | TX | 76249 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.65 | 03/01/03 | 02/01/33 | 629.90 | 80,800.00 | 80,752.53 | 80,704.77 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.650 | Full | B | 426 | 101,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5070874 | 0074224270 | SHARON R HAEGER | 6751 TERRENO DRIVE | SLOUGHHOUSE | CA | 95683 | OWNER-OCC | PUD | 180 | 69.81 | 69.81 | 7.30 | 03/01/03 | 02/01/18 | 2,541.03 | 277,500.00 | 276,647.00 | 275,789.00 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 645 | 398,000.00 | 0.00 | 1 | 2/4/2003 | 178 | 03/01/03 | Group II | | | N |
| 4842124 | 0074224338 | HECTOR SOTUYO | 3543 SW 129TH AVENUE | MIAMI | FL | 33175 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.19 | 03/01/03 | 02/01/33 | 3,884.47 | 520,000.00 | 519,500.88 | 518,999.15 | ARM | 4.990 | 14.190 | 8.190 | 1 | 1 | 02/01/05 | PURCHASE | 8.190 | Full | A | 744 | 650,000.00 | 650,000.00 | 1 | 1/8/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071089 | 0074224478 | STANLEY M OSBORNE | 8024 HATILLO AVE | CANOGA PARK | CA | 91306 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 8.99 | 03/01/03 | 02/01/33 | 1,750.50 | 217,750.00 | 217,630.81 | 217,510.73 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.990 | Full | B | 507 | 335,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071121 | 0074224510 | LORENZO DONEGAN | 8810 S DAMEN AVENUE | CHICAGO | IL | 60643 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 2,042.78 | 233,750.00 | 233,645.48 | 233,540.09 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 518 | 275,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071139 | 0074224528 | DELPHINE JACKSON | 6825 MARTIN LUTHER KING B | DENVER | CO | 80207 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.45 | 03/01/03 | 02/01/33 | 936.17 | 94,900.00 | 94,869.33 | 94,838.37 | ARM | 8.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 485 | 146,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071204 | 0074224583 | EDNA R MOORE | 29 EMERSON DRIVE | JACKSON | TN | 38305 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.45 | 03/01/03 | 02/01/33 | 569.31 | 68,000.00 | 67,901.42 | 67,901.42 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | PURCHASE | 9.450 | Full | B | 517 | 85,000.00 | 85,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5071253 | 0074224643 | VILMA SANCHEZ | 1846 74TH AVENUE | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.65 | 03/01/03 | 02/01/33 | 1,242.21 | 193,500.00 | 193,159.22 | 193,159.22 | ARM | 4.250 | 14.650 | 8.650 | 1 | 1 | 02/01/05 | PURCHASE | 8.650 | Stated | AA | 478 | 215,000.00 | 215,000.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5071281 | 0074224650 | PEGGY EVANS | 137 N GREER AVE | WHISTLER | AL | 36612 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 9.75 | 03/01/03 | 02/01/33 | 386.62 | 45,000.00 | 44,978.01 | 44,957.84 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.750 | Full | A- | 501 | 54,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5071303 | 0074224692 | ANDRES CAZARES | 308 HUNT | DENVER CITY | TX | 79323 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.80 | 04/01/03 | 03/01/33 | 455.98 | 45,000.00 | 45,000.00 | 44,986.54 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.800 | Full | C | 543 | 60,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071311 | 0074224700 | CARMEN P CONTRERAS | 1227 EAST 60TH STREET | LOS ANGELES | CA | 90011 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 8.35 | 03/01/03 | 02/01/33 | 1,137.47 | 150,000.00 | 149,906.28 | 149,811.91 | ARM | 6.250 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.350 | Stated | B | 493 | 200,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071345 | 0074224734 | DURIE FOSTER JR | 74 LINSCHEID DRIVE | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 84.90 | 84.90 | 7.35 | 03/01/03 | 02/01/33 | 1,433.07 | 208,000.00 | 207,840.93 | 207,680.89 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.350 | Full | A | 621 | 245,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071436 | 0074224825 | MARY MARTIN | 5844 W CORTLAND | CHICAGO | IL | 60639 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 8.35 | 04/01/03 | 03/01/33 | 1,213.37 | 158,250.00 | 158,250.00 | 158,148.66 | ARM | 6.250 | 14.350 | 8.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.350 | Stated | B | 544 | 211,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071501 | 0074224890 | CATHERINE M FORREST | 445 E ALMOND DRIVE #128 | LODI | CA | 95240 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.75 | 03/01/03 | 02/01/33 | 952.16 | 102,000.00 | 101,961.60 | 101,922.84 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.750 | Full | B- | 505 | 120,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071519 | 0074224908 | JAMES WHITE | 3716 25TH PLACE | TUSCALOOSA | AL | 35401 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 03/01/03 | 02/01/33 | 583.15 | 63,750.00 | 63,723.81 | 63,698.24 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 508 | 75,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071535 | 0074224924 | ELVIRA REPOSO | 42 VIA BELAGIO | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.80 | 03/01/03 | 02/01/33 | 2,912.65 | 368,545.00 | 368,231.78 | 367,915.73 | ARM | 4.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | PURCHASE | 8.800 | Full | A | 772 | 460,682.00 | 460682 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071543 | 0074224932 | ELVIRA REPOSO | 42 VIA BELAGIO | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 873.93 | 92,136.00 | 92,010.60 | 91,884.34 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 772 | 460,682.00 | 460682 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5071576 | 0074224965 | BRUCE MCLEOD | 4266 KNOLL AVE | OAKLAND | CA | 94619 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.15 | 03/01/03 | 02/01/33 | 2,284.24 | 306,000.00 | 305,842.64 | 305,344.82 | ARM | 4.250 | 14.150 | 8.150 | 1 | 1 | 02/01/05 | PURCHASE | 8.150 | Full | AA | 680 | 355,000.00 | 340000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071592 | 0074224981 | CYNTHIA JENSEN | 1239 B STREET | PETALUMA | CA | 94952 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.15 | 03/01/03 | 02/01/33 | 3,237.58 | 363,750.00 | 363,594.16 | 363,437.06 | ARM | 6.750 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | PURCHASE | 10.150 | Full | C | 544 | 485,000.00 | 485000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071683 | 0074225079 | PEILIN CHANG | 74 CUTTER DRIVE | WATSONVILLE | CA | 95076 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 6.75 | 03/01/03 | 02/01/33 | 3,243.00 | 500,000.00 | 499,136.58 | 499,136.58 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Full | A | 695 | 600,000.00 | 0 | 1 | 1/23/2003 | 358 | 04/01/03 | Group I | | | N |
| 5071691 | 0074225087 | MARK INGHAM | 2882 FIRST STREET | NAPA | CA | 94558 | OWNER-OCC | SFR | 360 | 68.97 | 68.97 | 6.85 | 03/01/03 | 02/01/33 | 4,223.23 | 638,000.00 | 637,471.85 | 636,940.84 | ARM | 4.990 | 12.850 | 6.850 | 3 | 1 | 02/01/06 | REFI-NO CASHOUT | 6.850 | Full | A | 626 | 925,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5071709 | 0074225095 | STEVEN MANOVICH | 13617 W 117TH AVE | CEDAR LAKE | IN | 46303 | OWNER-OCC | SFR | 360 | 89.86 | 89.86 | 5.99 | 04/01/03 | 03/01/33 | 2,096.18 | 350,000.00 | 349,650.90 | 349,650.90 | ARM | 4.250 | 11.990 | 5.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 5.990 | Stated | AA | 641 | 389,500.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 2:54 PM



Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7351
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5041 | | | | | | | | | | | | 8.267 | | | | 277,853,530.25 | 276,895,587.99 | 276,370,950.14 | | | | | | | | | | | | | | | | | 349.62 | | | | | |
| 5071717 | 0074225103 | ALAN E FIELD | 707 PEARL STREET | BOWLING GREEN | OH | 43402 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 11.00 | 04/01/03 | 03/01/33 | 1,049.94 | 110,250.00 | 110,250.00 | 110,218.68 | ARM | 8.250 | 17.000 | 11.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.000 | Full | B- | 492 | 147,000.00 | 0.00 | 1 | 2/4/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5071725 | 0074225111 | ELIAS B KLAICH | 848 LAKEVIEW AVENUE | SOUTH LAKE TAHOE | CA | 96150 | 2ND HOME | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 1,983.55 | 256,000.00 | 255,652.83 | 255,457.03 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.750 | Stated | AA | 655 | 320,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group I | | | N |
| 5071782 | 0074225178 | SORAYA RAINEY | 1208 LYNWOOD AVENUE | APOPKA | FL | 32703 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 03/01/03 | 02/01/33 | 808.06 | 102,000.00 | 101,941.93 | 101,883.41 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Full | B | 549 | 120,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5071790 | 0074225186 | RALONDA HAMILTON | 12842 PAYTON STREET | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 03/01/03 | 02/01/33 | 871.84 | 88,700.00 | 88,673.49 | 88,646.72 | ARM | 8.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 507 | 102,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5071824 | 0074225210 | KRISTI BRYSON | 18011 MCLEAN ROAD | MOUNT VERNON | WA | 98273 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 | 02/01/23 | 273.18 | 28,800.00 | 28,760.82 | 28,721.22 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 730 | 148,000.00 | 144000 | 2 | 1/22/2003 | 238 | 03/01/03 | Group I | | | N |
| 5071881 | 0074225277 | WESLEY B HUPE | 1280 WITHERS CT | FOLSOM | CA | 95630 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.50 | 03/01/03 | 02/01/33 | 2,106.04 | 333,200.00 | 332,898.25 | 332,595.28 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 648 | 392,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5071980 | 0074225376 | MICHAEL GRIMSTEAD | 3417 W CRESTFIELD DR | SALT LAKE | UT | 84119 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.85 | 04/01/03 | 03/01/33 | 897.04 | 124,100.00 | 124,100.00 | 124,014.16 | ARM | 4.750 | 13.850 | 7.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.850 | Stated | B | 654 | 146,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5072020 | 0074225416 | BENJAMIN J DEAN | 132 E HERNANDO AVENUE | ARCADIA | FL | 34266 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.00 | 04/01/03 | 03/01/33 | 865.29 | 98,600.00 | 98,600.00 | 98,556.38 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.000 | Full | B | 547 | 116,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5072038 | 0074225426 | FERREL OKAYO | 2778 PALMIRA WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.45 | 03/01/03 | 02/01/33 | 2,212.32 | 352,000.00 | 351,678.68 | 351,355.63 | ARM | 4.990 | 12.450 | 6.450 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 6.450 | Stated | A | 718 | 440,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072079 | 0074225467 | SANDRA GONZALEZ | 16171 ASHLAND AVENUE | SAN LORENZO | CA | 94580 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.55 | 03/01/03 | 02/01/33 | 2,287.30 | 360,000.00 | 359,677.70 | 359,353.64 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 | PURCHASE | 6.550 | Stated | A | 699 | 450,000.00 | 450,000.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072103 | 0074225491 | DOUGLAS ROBISON | 7939 FOREST FLAME DRIVE | SAN ANTONIO | TX | 78239 | OWNER-OCC | SFR | 180 | 68.48 | 68.48 | 7.30 | 03/01/03 | 02/01/18 | 578.09 | 63,000.00 | 62,806.36 | 62,611.54 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Full | A | 647 | 92,000.00 | 0.00 | 1 | 1/28/2003 | 178 | 03/01/03 | Group I | | | N |
| 5072111 | 0074225509 | WILLIAM RIDLEY | 13315 BRANCHVILLE ROAD | SPRING HILL | FL | 34609 | OWNER-OCC | SFR | 360 | 69.81 | 69.81 | 8.60 | 03/01/03 | 02/01/33 | 1,930.16 | 245,000.00 | 244,854.49 | 244,718.93 | ARM | 5.750 | 14.600 | 8.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.600 | Stated | A | 464 | 351,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072137 | 0074225525 | KENNETH L WHITNETT | 3418 WEST JUDY LANE | VISALIA | CA | 93277 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 | 03/01/03 | 02/01/33 | 1,068.11 | 123,300.00 | 123,243.68 | 123,188.90 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | A- | 520 | 137,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072152 | 0074225541 | ARTURO OROZCO | 719 KEATS AVENUE | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.95 | 03/01/03 | 02/01/33 | 2,150.01 | 324,800.00 | 324,531.12 | 324,260.68 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 02/01/05 | PURCHASE | 6.950 | Stated | A | 617 | 406,000.00 | 406000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072186 | 0074225582 | PHILLIP PULIDO | 606 DOWNING DRIVE | GALT | CA | 95632 | OWNER-OCC | SFR | 360 | 58.81 | 58.81 | 8.00 | 03/01/03 | 02/01/33 | 974.55 | 128,000.00 | 125,719.94 | 125,804.69 | ARM | 5.750 | 14.000 | 8.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.000 | Full | B- | 538 | 215,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 05/01/03 | Group I | LIBOR | 6 | N |
| 5072319 | 0074225699 | MONICA PETTY | 1801 HARLAN WAY | SACRAMENTO | CA | 95822 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.80 | 03/01/03 | 02/01/33 | 1,201.22 | 152,000.00 | 151,878.45 | 151,791.01 | ARM | 4.990 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Full | A- | 487 | 190,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072327 | 0074225707 | NICK FOURNARAKIS | 10747 SW MINTKEN ROAD | CULVER | OR | 97734 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 | 02/01/33 | 2,327.38 | 380,000.00 | 379,835.95 | 379,170.02 | ARM | 4.990 | 12.200 | 6.200 | 1 | 1 | 02/01/05 | PURCHASE | 6.200 | Stated | B | 663 | 475,000.00 | 475000 | 1 | 2/4/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072376 | 0074225756 | ROBERTO L AGUIRRE | 5503 AZUL LANE | PHARR | TX | 78577 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 410.72 | 47,804.00 | 47,781.69 | 47,759.20 | ARM | 8.990 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | PURCHASE | 9.750 | Stated | A | 664 | 63,500.00 | 59755 | 1 | 1/22/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072418 | 0074225788 | ROBERTO L AGUIRRE | 5503 AZUL LANE | PHARR | TX | 78577 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 123.28 | 11,951.00 | 11,937.17 | 11,923.21 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 664 | 63,500.00 | 59,755.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5072442 | 0074225822 | HENRY KAMARA | 43 SOUTHCREEK COURT | SAN JOSE | CA | 95138 | OWNER-OCC | SFR | 360 | 79.91 | 79.91 | 6.85 | 03/01/03 | 02/01/33 | 2,238.37 | 341,800.00 | 341,511.43 | 341,021.85 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | PURCHASE | 6.850 | Full | A | 718 | 430,000.00 | 427500 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072525 | 0074225905 | JAMIE E OSORIO | 2303 WISDOM CREST CIRCLE | HEATH | TX | 75032 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.50 | 03/01/03 | 02/01/33 | 2,120.56 | 336,444.00 | 336,139.85 | 335,634.05 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | PURCHASE | 6.500 | Full | A | 673 | 428,000.00 | 420556 | 1 | 1/16/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072558 | 0074225939 | CAMERON ARTHER | 3408 WATERVIEW TRAIL | ROCKWALL | TX | 75087 | OWNER-OCC | PUD | 180 | 16.00 | 96.00 | 10.50 | 03/01/03 | 02/01/18 | 300.67 | 27,200.00 | 27,074.11 | 27,074.11 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Full | A | 655 | 163,000.00 | 170,000.00 | 2 | 1/17/2003 | 178 | 04/01/03 | Group I | | | N |
| 5072582 | 0074225962 | BYRON D BURTON | 868 32ND PLACE NORTH | BIRMINGHAM | AL | 35212 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.05 | 03/01/03 | 02/01/33 | 362.06 | 44,800.00 | 44,775.78 | 44,751.37 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 02/01/05 | PURCHASE | 9.050 | Full | A | 628 | 56,000.00 | 56,000.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5072616 | 0074226093 | JOHN J JORDAN | 8 WELLINGTON LN | CASCADE | MT | 59421 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 | 02/01/23 | 242.09 | 22,000.00 | 21,977.44 | 21,955.23 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 614 | 115,000.00 | 110,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group I | | | N |
| 5072723 | 0074226101 | SHANE M WALKER | 6210 WOODS CREEK ROAD | MONROE | WA | 98272 | OWNER-OCC | SFR | 360 | 77.27 | 77.27 | 8.50 | 03/01/03 | 02/01/33 | 3,267.88 | 425,000.00 | 424,742.53 | 424,483.23 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 515 | 550,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5072772 | 0074226150 | ROBERT D LESTER | 1046 COUNTRY WIND WAY | LAS VEGAS | NV | 89123 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 11.70 | 03/01/03 | 02/01/33 | 1,709.49 | 170,000.00 | 169,947.42 | 169,894.92 | ARM | 5.990 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 490 | 200,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5072788 | 0074226178 | DANNY D MURPHY | 717 INGALLS STREET | ST JOSEPH | MO | 64504 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.35 | 03/01/03 | 02/01/33 | 614.41 | 68,000.00 | 67,972.09 | 67,943.94 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.350 | Full | B | 635 | 80,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5072814 | 0074226192 | JAMILLAH ALI | 561 TUSCANY VIEW ST | LAS VEGAS | NV | 89145 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.25 | 03/01/03 | 02/01/23 | 577.10 | 55,000.00 | 54,938.53 | 54,876.48 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 632 | 275,000.00 | 275,000.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5072863 | 0074226234 | LENA M USHER | 4020 4TH AVENUE | SACRAMENTO | CA | 95817 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 10.50 | 03/01/03 | 02/01/33 | 761.53 | 83,250.00 | 83,250.00 | 83,183.53 | ARM | 8.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.500 | Full | B- | 477 | 111,000.00 | 0 | 1 | 2/7/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5072921 | 0074226283 | EDWIN STAVER | 24142 SHAKE RIDGE RD | VOLCANO | CA | 95689 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.31 | 03/01/03 | 02/01/33 | 1,553.56 | 187,850.00 | 187,753.82 | 187,656.90 | ARM | 5.990 | 15.310 | 9.310 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.310 | Full | B | 545 | 221,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5072970 | 0074226333 | BENITA J OLIVAS | 704 FOX STREET | DENVER | CO | 80204 | OWNER-OCC | SFR | 360 | 84.26 | 84.25 | 9.45 | 03/01/03 | 02/01/33 | 1,657.68 | 198,000.00 | 197,901.57 | 197,802.38 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 488 | 235,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5072988 | 0074226341 | JOHN REZA | 8711 ROYAL PALM BOULEVARD | GARDEN GROVE | CA | 92840 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 | 03/01/03 | 02/01/33 | 2,506.31 | 306,000.00 | 305,839.69 | 305,678.15 | ARM | 5.990 | 15.200 | 9.200 | 3 | 1 | 02/01/06 | PURCHASE | 9.200 | Full | B | 503 | 372,000.00 | 360000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073026 | 0074226382 | BOBBI VOGEL | 3133 MAXWELL AVENUE | OAKLAND | CA | 94619 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.40 | 03/01/03 | 02/01/33 | 2,147.99 | 343,400.00 | 343,083.46 | 342,785.27 | FXD | 0.000 | 8.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.400 | Stated | AA | 652 | 404,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | | | N |
| 5073051 | 0074226416 | VICTORIA FORESTER | 2332 SAN MARCO COURT | MANTECA | CA | 95337 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.10 | 03/01/03 | 02/01/33 | 2,493.99 | 336,685.00 | 336,463.83 | 336,240.77 | ARM | 4.250 | 14.100 | 8.100 | 1 | 1 | 02/01/05 | PURCHASE | 8.100 | Stated | AA | 787 | 354,408.00 | 354406 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073085 | 0074226440 | KEVIN CHAN | 2080 BRITTAN AVE | SAN CARLOS | CA | 94070 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.50 | 03/01/03 | 02/01/33 | 2,498.25 | 395,250.00 | 394,357.55 | 394,357.55 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | PURCHASE | 6.500 | Stated | AA | 718 | 465,000.00 | 465000 | 1 | 1/15/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5073325 | 0074226871 | BOBBY R DENNY | 310 W PARRIS AVENUE | HIGH POINT | NC | 27262 | OWNER-OCC | SFR | 180 | 71.43 | 71.43 | 11.25 | 03/01/03 | 02/01/18 | 1,152.35 | 100,000.00 | 99,568.79 | 99,568.29 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.250 | Full | B | 518 | 140,000.00 | 0.00 | 1 | 1/22/2003 | 178 | 04/01/03 | Group II | | | N |
| 5073358 | 0074226705 | GREGORY E BROWN | 68 RUSSELL AVE | PROVIDENCE | RI | 2914 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.00 | 03/01/03 | 02/01/33 | 947.78 | 99,520.00 | 99,484.51 | 99,448.69 | ARM | 8.250 | 17.000 | 11.000 | 1 | 1 | 02/01/05 | PURCHASE | 11.000 | Stated | B- | 505 | 133,000.00 | 124400 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073432 | 0074226788 | MARK L GRAMS | 9 E COUNTRY CLUB DRIVE | PHOENIX | AZ | 85014 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 7.50 | 04/01/03 | 03/01/33 | 5,113.01 | 731,250.00 | 731,250.00 | 730,707.30 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.500 | Full | A- | 648 | 975,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073457 | 0074226804 | PAUL M LIDDANE | 3808 13TH AVENUE SOUTH | SEATTLE | WA | 98108 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 452.60 | 44,600.00 | 44,548.74 | 44,493.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 747 | 225,000.00 | 223,000.00 | 2 | 1/21/2003 | 238 | 03/01/03 | Group II | | | N |
| 5073606 | 0074226952 | WARREN R CURLING | 6406 PELICAN CORAL | SAN ANTONIO | TX | 78244 | OWNER-OCC | SFR | 180 | 20.00 | 99.97 | 10.50 | 03/01/03 | 02/01/18 | 258.05 | 23,344.00 | 23,290.71 | 23,235.85 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 720 | 122,500.00 | 116,750.00 | 2 | 1/17/2003 | 178 | 03/01/03 | Group I | | | N |
| 5073822 | 0074226978 | RYAN BROWN | 249 N RIDGEWOOD PLACE | LOS ANGELES | CA | 90004 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.00 | 03/01/03 | 02/01/33 | 2,904.05 | 436,500.00 | 435,782.31 | 435,782.31 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | PURCHASE | 7.000 | Stated | AA | 771 | 485,000.00 | 485,000.00 | 1 | 1/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5073655 | 0074227000 | ENRIQUE Z BRIBIESCA | 2120 BEAU PRE STREET | STOCKTON | CA | 95206 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 03/01/03 | 02/01/33 | 1,514.10 | 200,600.00 | 200,473.38 | 200,345.89 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.300 | Full | B | 561 | 238,000.00 | 0 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073663 | 0074227018 | KAREN R HILL | 6075 LEXUS WAY | SACRAMENTO | CA | 95828 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 04/01/03 | 03/01/33 | 1,539.88 | 180,000.00 | 180,000.00 | 179,915.12 | ARM | 6.250 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | B- | 458 | 225,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073739 | 0074227083 | TAMMY HANSON | 4761 153RD AVENUE | RAMSEY | MN | 55303 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.20 | 03/01/03 | 02/01/33 | 3,170.62 | 467,100.00 | 466,573.45 | 466,202.27 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 | 02/01/05 | PURCHASE | 7.200 | Full | A | 633 | 540,000.00 | 519,000.00 | 1 | 1/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073788 | 0074227141 | MELISSA R THOMAS | 5419 NW 58TH CT | TAMARAC | FL | 33319 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 1,314.76 | 150,450.00 | 150,382.48 | 150,314.04 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 508 | 177,000.00 | 0 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073838 | 0074227182 | RICHARD J D'ANGELO | 17 KAUFMAN AVE | LITTLE FERRY | NJ | 7643 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.15 | 03/01/03 | 02/01/33 | 1,541.86 | 160,000.00 | 159,868.59 | 159,810.30 | ARM | 8.750 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.150 | Full | C | 471 | 200,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073848 | 0074227190 | MEAD M MCCABE SR | 12901 SW 83 COURT | PINECREST | FL | 33156 | OWNER-OCC | SFR | 360 | 78.82 | 78.82 | 5.88 | 03/01/03 | 02/01/33 | 2,867.43 | 484,740.00 | 484,245.78 | 483,749.14 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.875 | Stated | AA | 679 | 615,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073853 | 0074227208 | JULIE E MAYL | 400 REDWOOD AVE | DAYTON | OH | 45405 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.65 | 04/01/03 | 03/01/33 | 600.49 | 69,300.00 | 69,300.00 | 69,268.35 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.650 | Full | A- | 514 | 77,000.00 | 0 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073887 | 0074227232 | NATHANAEL HOLZAPFEL | 1175 E 1220 NORTH | OREM | UT | 84097 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.25 | 03/01/03 | 02/01/33 | 2,401.26 | 352,000.00 | 351,725.41 | 351,449.18 | ARM | 6.750 | 13.250 | 7.250 | 1 | 1 | 02/01/05 | PURCHASE | 7.250 | Stated | A | 648 | 440,000.00 | 440000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073945 | 0074227299 | GAIL A MASON | 1438 N 37TH STREET | MILWAUKEE | WI | 53208 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.15 | 03/01/03 | 02/01/33 | 455.01 | 51,200.00 | 51,165.46 | 51,143.22 | ARM | 5.750 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.150 | Full | A- | 511 | 64,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5073953 | 0074227307 | JACQUELINE HAMILTON | 6004 MERSEY OAKS WAY | ALEXANDRIA | VA | 22315 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 1,169.60 | 125,800.00 | 125,800.00 | 125,752.12 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | B | 487 | 148,000.00 | 0 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074059 | 0074227406 | CHAD M MCNULTY | 8322 PARK AVE | KANSAS CITY | MO | 64132 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.90 | 04/01/03 | 03/01/33 | 527.23 | 48,000.00 | 48,000.00 | 47,988.77 | ARM | 8.250 | 18.900 | 12.900 | 1 | 1 | 03/01/05 | PURCHASE | 12.900 | Full | B- | 0 | 62,000.00 | 60000 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074075 | 0074227422 | DAVID KOHLMAN | 757 LINCOLN AVE | EVANSVILLE | IN | 47713 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.95 | 04/01/03 | 03/01/33 | 410.13 | 51,200.00 | 51,200.00 | 51,171.74 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.950 | Full | B | 551 | 64,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074108 | 0074227455 | GAIL A MASON | 1016-1018 N 37TH STREET | MILWAUKEE | WI | 53208 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.15 | 03/01/03 | 02/01/33 | 462.12 | 52,000.00 | 51,943.08 | 51,920.31 | ARM | 5.750 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.150 | Full | A- | 511 | 65,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074133 | 0074227480 | KEITH LEXBERG | 6745 SOUTHPOINTE DR | TINLEY PARK | IL | 60477 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.20 | 04/01/03 | 03/01/33 | 1,327.43 | 148,750.00 | 148,750.00 | 148,686.95 | FXD | 0.000 | 10.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.200 | Full | B- | 501 | 175,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group I | | | N |
| 5074208 | 0074227554 | DAVID KOHLMAN | 612 E CHANDLER | EVANSVILLE | IN | 47713 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.95 | 04/01/03 | 03/01/33 | 432.56 | 54,000.00 | 54,000.00 | 53,970.19 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.950 | Full | B | 551 | 67,500.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074265 | 0074227604 | MICHAEL E KOPSIC | 118 RAINMAKER DRIVE | JACKSONVILLE | NC | 28546 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.20 | 04/01/03 | 03/01/33 | 788.71 | 96,050.00 | 95,999.03 | 95,999.03 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 03/01/05 | PURCHASE | 9.200 | Full | B | 558 | 113,000.00 | 113000 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5074299 | 0074227638 | ALMA E FELDMEIER | 5848 W OLYMPIC BLVD 105 | LOS ANGELES | CA | 90036 | OWNER-OCC | CONDO | 360 | 79.95 | 79.95 | 9.70 | 03/01/03 | 02/01/33 | 2,523.69 | 295,000.00 | 294,720.66 | 294,720.66 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Stated | A- | 493 | 369,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5074307 | 0074227646 | JEFFREY SIEVERS | 3183 SPRING RIDGE | MANVEL | TX | 77578 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 9.55 | 03/01/03 | 02/01/33 | 3,336.64 | 395,100.00 | 394,907.70 | 394,713.87 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 02/01/05 | PURCHASE | 9.550 | Full | A- | 528 | 439,000.00 | 439000 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074315 | 0074227653 | GAIL A MASON | 1452 N 37TH STREET | MILWAUKEE | WI | 53208 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.15 | 03/01/03 | 02/01/33 | 468.23 | 52,800.00 | 52,738.90 | 52,735.93 | ARM | 5.750 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.150 | Full | A- | 511 | 66,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074323 | 0074227661 | JOHN D GINGERICK JR | 607 E WENONA | BAY CITY | MI | 48708 | OWNER-OCC | SFR | 360 | 84.33 | 84.32 | 11.15 | 03/01/03 | 02/01/33 | 614.35 | 63,750.00 | 63,705.78 | 63,705.78 | ARM | 6.250 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.150 | Full | B- | 492 | 75,600.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5074349 | 0074227687 | CARL A SAMANTELLO | 11627 KIBBEE AVENUE | LA MIRADA | CA | 90638 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 | 03/01/03 | 02/01/33 | 2,260.17 | 356,000.00 | 355,678.18 | 355,354.56 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.500 | Full | AA | 650 | 445,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 5074380 | 0074227729 | DAVID KOHLMAN | 727 E CHANDLER AVE | EVANSVILLE | IN | 47713 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.95 | 04/01/03 | 03/01/33 | 429.38 | 53,600.00 | 53,600.00 | 53,570.41 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.950 | Full | B | 551 | 67,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074414 | 0074227752 | BRUCE J BOYTLER | 1003 TWEED STREET | SAULT STE MARIE | MI | 49783 | 2ND HOME | SFR | 360 | 75.00 | 75.00 | 10.30 | 03/01/03 | 02/01/33 | 263.29 | 29,250.00 | 29,039.34 | 29,053.19 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | | PURCHASE | 10.300 | Full | A- | 610 | 40,000.00 | 39,000.00 | 1 | 1/30/2003 | 358 | 06/01/03 | Group II | | | N |
| 5074448 | 0074227786 | GAIL A MASON | 1419 N 38TH STREET | MILWAUKEE | WI | 53208 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.90 | 03/01/03 | 02/01/33 | 415.71 | 44,000.00 | 43,970.40 | 43,954.15 | ARM | 5.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.900 | Full | A- | 511 | 55,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074471 | 0074227810 | BRETT D BARBER | 6500 E 201ST ST | BELTON | MO | 64012 | OWNER-OCC | SFR | 360 | 76.82 | 76.82 | 8.20 | 03/01/03 | 02/01/33 | 6,318.53 | 845,000.00 | 844,455.64 | 843,907.66 | ARM | 5.750 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.200 | Full | A- | 569 | ########## | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074497 | 0074227836 | RAVI V SAMBHWANI | 23515 OXNARD STREET | WOODLAND HILLS | CA | 91367 | OWNER-OCC | SFR | 360 | 79.87 | 79.87 | 8.63 | 03/01/03 | 02/01/33 | 2,413.80 | 377,000.00 | 375,996.60 | 376,332.81 | FXD | 0.000 | 8.625 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.625 | Stated | AA | 660 | 472,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 05/01/03 | Group II | | | N |
| 5074505 | 0074227844 | DAVID KOHLMAN | 1426 CULVER | EVANSVILLE | IN | 47713 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.95 | 04/01/03 | 03/01/33 | 416.54 | 52,000.00 | 52,000.00 | 51,971.29 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.950 | Full | B | 551 | 65,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074513 | 0074227851 | FRANKLIN S BURTON | 6107 WAVERLY LYNN LANE | CHARLOTTE | NC | 28269 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 1,305.84 | 155,975.00 | 155,703.30 | 155,623.82 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 08/01/03 | PURCHASE | 9.450 | Full | A- | 0 | 185,000.00 | 183500 | 1 | 1/15/2003 | 354 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074570 | 0074227919 | GAIL A MASON | 1337 N 37TH STREET | MILWAUKEE | WI | 53208 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.90 | 03/01/03 | 02/01/33 | 453.50 | 48,000.00 | 47,957.98 | 47,940.08 | ARM | 5.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.900 | Full | A- | 511 | 60,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074687 | 0074228024 | RICHARD W POMRENKE | 1407 BREEZY BEND DRIVE | KATY | TX | 77494 | OWNER-OCC | PUD | 360 | 78.57 | 78.57 | 10.45 | 03/01/03 | 02/01/33 | 1,603.37 | 176,000.00 | 175,929.30 | 175,857.86 | ARM | 6.750 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.450 | Stated | A- | 576 | 224,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074703 | 0074228040 | NORMAN MESKE | 218 HEALY AVE | ROMEOVILLE | IL | 60446 | 2ND HOME | SFR | 360 | 80.00 | 80.00 | 10.30 | 03/01/03 | 02/01/33 | 899.83 | 100,000.00 | 99,958.50 | 99,916.65 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.300 | Full | B | 520 | 125,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074711 | 0074228057 | LAN T BUI | 2324 BRISBAE DRIVE | ARLINGTON | TX | 76018 | OWNER-OCC | SFR | 360 | 88.89 | 88.89 | 7.15 | 03/01/03 | 02/01/33 | 756.40 | 112,000.00 | 111,821.71 | 111,821.21 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.150 | Stated | AA | 641 | 126,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | | | N |
| 5074752 | 0074228099 | JANET NETHERTON | 3109 RIDGEMOOR CT | PROSPECT | KY | 40059 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 04/01/03 | 03/01/33 | 3,849.41 | 510,000.00 | 510,000.00 | 509,678.09 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.300 | Stated | A | 644 | 600,000.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074827 | 0074228214 | LINDA COOPER | 14501 JEFFERSON STREET | HARVEY | IL | 60426 | OWNER-OCC | SFR | 360 | 64.94 | 64.93 | 8.60 | 03/01/03 | 02/01/33 | 388.01 | 50,000.00 | 49,840.43 | 49,840.43 | ARM | 5.990 | 14.600 | 8.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.600 | Full | B | 539 | 77,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5074835 | 0074228222 | JOHN GARCIA | 11811 LEAF OAK DRIVE | HOUSTON | TX | 77065 | OWNER-OCC | SFR | 360 | 73.62 | 73.62 | 12.00 | 03/01/03 | 02/01/33 | 1,234.34 | 120,000.00 | 119,965.66 | 119,930.88 | FXD | 0.000 | 12.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.000 | Full | C | 552 | 163,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5074893 | 0074228230 | SHERMAN C CAUTHEN | 5046 WIG STREET | KANNAPOLIS | NC | 28081 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.85 | 03/01/03 | 02/01/33 | 488.34 | 48,800.00 | 48,785.60 | 48,770.96 | ARM | 8.250 | 17.850 | 11.850 | 1 | 1 | 02/01/05 | PURCHASE | 11.850 | Full | B- | 527 | 61,000.00 | 61000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5074943 | 0074228289 | DONALD L STRIPLING | 12781 206TH STREET | LINWOOD | KS | 66052 | OWNER-OCC | SFR | 360 | 71.00 | 71.00 | 7.00 | 04/01/03 | 03/01/33 | 2,361.83 | 355,000.00 | 354,709.00 | 354,709.00 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.000 | Stated | A | 682 | 500,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5075031 | 0074228378 | RICHARD J ONORATO | 4415 HUNTING TRAIL | LAKE WORTH | FL | 33467 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.35 | 04/01/03 | 03/01/33 | 3,174.58 | 382,500.00 | 382,500.00 | 382,305.61 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.350 | Full | B | 500 | 450,000.00 | 0 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075072 | 0074228412 | DAVID I CARLSON | 11 MCCANN ST | FRANKLIN | NJ | 7416 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.00 | 04/01/03 | 03/01/33 | 1,133.27 | 119,000.00 | 118,957.56 | 118,957.56 | ARM | 8.250 | 17.000 | 11.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.000 | Full | B- | 514 | 140,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5075098 | 0074228436 | ALEXANDER J TWAROWSKI | 206 OLD DEEP RIVER TRPK | KILLINGWORTH | CT | 6419 | OWNER-OCC | SFR | 360 | 71.25 | 71.25 | 8.30 | 04/01/03 | 03/01/33 | 1,290.69 | 171,000.00 | 170,892.06 | 170,892.06 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.300 | Full | A- | 533 | 240,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 04/01/03 | Group I | | | N |
| 5075205 | 0074228545 | DALE W GRESSMAN JR | 924 SW 33RD STREET | PENDLETON | OR | 97801 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.55 | 03/01/03 | 02/01/33 | 904.47 | 107,100.00 | 107,047.87 | 106,995.32 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.550 | Full | B | 526 | 126,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075231 | 0074228560 | ROSALYN WILLIAMS | 2755 E 79TH STREET | CHICAGO | IL | 60649 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.00 | 03/01/03 | 02/01/33 | 809.48 | 92,240.00 | 92,199.19 | 92,158.04 | ARM | 6.750 | 16.000 | 10.000 | 3 | 1 | 02/01/06 | PURCHASE | 10.000 | Full | A- | 503 | 133,000.00 | 115300 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075239 | 0074228578 | TONY D BOLDING | 16927 LOG CABIN | DETROIT | MI | 48238 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.40 | 03/01/03 | 02/01/33 | 381.42 | 36,000.00 | 35,971.39 | 35,961.02 | FXD | 0.000 | 12.400 | 0.000 | 0 | 0 | | PURCHASE | 12.400 | Full | B- | 0 | 45,000.00 | 45,000.00 | 1 | 1/28/2003 | 358 | 05/01/03 | Group II | | | N |
| 5075312 | 0074228651 | JASON C MCGINNIS | 2270 MANKATO COURT | COLORADO SPRINGS | CO | 80919 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.99 | 03/01/03 | 02/01/33 | 2,197.87 | 330,659.00 | 330,387.42 | 330,114.20 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 02/01/05 | PURCHASE | 6.990 | Full | A | 614 | 462,000.00 | 413,324.00 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075346 | 0074228685 | COZETTE BATZ | 5531 PRANCING DEER RD | PASO ROBLES | CA | 93446 | OWNER-OCC | SFR | 360 | 61.56 | 61.58 | 7.75 | 04/01/03 | 03/01/33 | 1,499.40 | 209,300.00 | 209,300.00 | 209,152.27 | ARM | 5.990 | 13.750 | 7.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.750 | Stated | A- | 604 | 340,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075377 | 0074228909 | FREDDIE T RUSSELL | 611 NORWAYNE SCHOOL ROAD | PIKEVILLE | NC | 27863 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 750.23 | 85,850.00 | 85,811.61 | 85,772.90 | FXD | 0.000 | 9.950 | 0.000 | 0 | 0 | | PURCHASE | 9.950 | Limited | A- | 669 | 101,000.00 | 101,000.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group I | | | N |
| 5075583 | 0074228825 | LYDIA QUIROZ | RT 10 BOX 2128 | EDINBURG | TX | 78539 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.60 | 03/01/03 | 02/01/33 | 266.95 | 34,400.00 | 34,359.02 | 34,359.02 | ARM | 4.990 | 14.600 | 8.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.600 | Full | A- | 560 | 43,000.00 | 0 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5075635 | 0074228986 | RUBY L JACKSON | 2840 20TH PLACE WEST | BIRMINGHAM | AL | 35208 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 664.53 | 64,600.00 | 64,571.11 | 64,571.11 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | B | 493 | 76,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5075767 | 0074229097 | MARSHA PINON | 6077 LA CALANDRIA DRIVE | LOS ANGELES | CA | 90032 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.49 | 03/01/03 | 02/01/33 | 2,458.29 | 320,000.00 | 319,805.74 | 319,610.11 | ARM | 4.990 | 14.490 | 8.490 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.490 | Full | A- | 539 | 400,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075783 | 0074229113 | TARA L JONES | 558 DREW VIEW LANE | SAN DIEGO | CA | 92113 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 04/01/03 | 03/01/33 | 1,872.41 | 233,750.00 | 233,750.00 | 233,620.98 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.950 | Full | A- | 492 | 275,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5072855 | 0074229170 | GLORIA BOLANOS | 2819 CALLE DEL ORO | LAS VEGAS | NV | 89120 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/18 | 262.31 | 23,400.00 | 23,347.31 | 23,294.15 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 669 | 117,000.00 | 117000 | 2 | 1/22/2003 | 178 | 03/01/03 | Group II | | | N |
| 5075526 | 0074229180 | WENDY R QUINN | 8345 SOUTHFORK DR | PEYTON | CO | 80831 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 7.80 | 03/01/03 | 02/01/33 | 1,321.69 | 183,600.00 | 183,471.71 | 183,342.59 | ARM | 5.750 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.800 | Full | A- | 570 | 204,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5075882 | 0074229253 | ALFREDO LANDIN | 8655 SW 74TH TERRACE | MIAMI | FL | 33143 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.85 | 03/01/03 | 02/01/33 | 2,929.32 | 369,000.00 | 368,797.06 | 368,592.58 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | PURCHASE | 8.850 | Full | A- | 553 | 411,000.00 | 410,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075940 | 0074229311 | CHARLIE W CALDWELL | 2736 3RD AVENUE S | ST PETERSBURG | FL | 33712 | OWNER-OCC | SFR | 360 | 77.00 | 77.00 | 10.60 | 03/01/03 | 02/01/33 | 582.30 | 63,140.00 | 63,114.69 | 63,089.90 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.600 | Full | C | 548 | 82,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075957 | 0074229329 | MARK A MCGLYNN | 5330 E 70TH AVENUE | COMMERCE CITY | CO | 80022 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 1,185.87 | 138,850.00 | 138,788.80 | 138,727.10 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 498 | 161,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5075999 | 0074229360 | CUSSIE MCPHERSON | 800 N LATROBE | CHICAGO | IL | 60651 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 854.22 | 97,750.00 | 97,708.29 | 97,662.22 | ARM | 6.250 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B- | 493 | 115,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5076005 | 0074229378 | TEMEKA LINNEAR | 4205 CREEK FALLS DRIVE | CORINTH | TX | 76208 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.15 | 03/01/03 | 02/01/33 | 1,160.44 | 155,920.00 | 155,818.39 | 155,718.09 | ARM | 4.990 | 14.150 | 8.150 | 1 | 1 | 02/01/05 | PURCHASE | 8.150 | Full | A- | 601 | 195,000.00 | 194,900.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5076294 | 0074229659 | JOSE L DELAO | 345 GUTTENBURG STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.73 | 03/01/03 | 02/01/33 | 3,081.01 | 476,000.00 | 475,568.58 | 475,174.81 | ARM | 4.990 | 12.730 | 6.730 | 1 | 1 | 02/01/05 | PURCHASE | 6.730 | Stated | A | 697 | 600,000.00 | 595,000.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5076310 | 0074229675 | MATTHEW L PINION | 832 LOVERS LANE | COLUMBUS | NE | 68601 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/18 | 186.87 | 18,450.00 | 18,413.78 | 18,377.23 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.900 | Full | A | 635 | 83,500.00 | 82,250.00 | 2 | 1/23/2003 | 178 | 03/01/03 | Group II | | | N |
| 5076336 | 0074229691 | NEIL R REMOLAR | 38335 EASTERDAY WAY | FREMONT | CA | 94536 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 2,138.32 | 328,000.00 | 327,439.11 | 327,439.11 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | PURCHASE | 6.600 | Full | A | 693 | 415,000.00 | 410000 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5076377 | 0074229733 | ANNE FORGE | 425 3RD STREET | BIRMINGHAM | AL | 35214 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 12.10 | 04/01/03 | 03/01/33 | 349.78 | 33,750.00 | 33,750.00 | 33,740.55 | ARM | 6.750 | 18.100 | 12.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.100 | Full | C | 520 | 45,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5076393 | 0074229758 | SUSAN BUTELA | 117 DUQUESNE BLVD | NEW KENSINGTON | PA | 15068 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.75 | 03/01/03 | 02/01/33 | 523.64 | 56,100.00 | 56,078.87 | 56,057.55 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.750 | Full | B- | 518 | 66,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5076419 | 0074229774 | MARK GOFORTH | 6060 LINNE ROAD | PASO ROBLES | CA | 93446 | OWNER-OCC | SFR | 360 | 83.98 | 83.98 | 6.85 | 03/01/03 | 02/01/33 | 4,130.55 | 624,000.00 | 623,493.45 | 622,983.91 | ARM | 4.750 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.850 | Full | A- | 576 | 743,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5076500 | 0074229885 | TRACEY A HAWKINS | 1910 CARLI DRIVE | CALISTOGA | CA | 94515 | OWNER-OCC | SFR | 360 | 77.22 | 77.22 | 5.99 | 03/01/03 | 02/01/33 | 2,395.64 | 400,000.00 | 399,200.07 | 399,200.07 | ARM | 4.250 | 11.990 | 5.990 | 1 | 1 | 02/01/05 | PURCHASE | 5.990 | Stated | A | 600 | 518,000.00 | 518,500.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5076534 | 0074229899 | JOSEPH J GUFREDA | 1212 EAGLE CREST DR | GREENWOOD | IN | 46143 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.50 | 04/01/03 | 03/01/33 | 2,351.30 | 372,000.00 | 372,000.00 | 371,663.70 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.500 | Stated | AA | 717 | 465,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | | | N |
| 5076658 | 0074230012 | KIMBERLY M KEY | 848 CASMALIA WAY | SACRAMENTO | CA | 95864 | OWNER-OCC | SFR | 360 | 50.73 | 50.72 | 10.00 | 03/01/03 | 02/01/33 | 1,535.78 | 175,000.00 | 174,922.57 | 174,844.58 | ARM | 6.250 | 16.000 | 10.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.000 | Full | B- | 480 | 345,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Kam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-5378 x.7351
kam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/3/2003 2:50 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage** Specialty Home Loans — Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5078716 | 0074230078 | GARY L CHRISTIANSEN | 274 HERITAGE AVE | EUGENE | OR | 97404 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 03/01/03 |
| 5078773 | 0074230137 | DONNY D HALEY | 11693 SUMMIT LOOP SE | TURNER | OR | 97392 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 03/01/03 |
| 5078789 | 0074230152 | DANIEL RUTKOWSKI | 2708 WHITE OAK | PLANO | TX | 75074 | OWNER-OCC | SFR | 240 | 19.42 | 97.09 | 10.75 | 03/01/03 |
| 5078815 | 0074230178 | MARC E PAUVERT | 15390 W HWY 40 | HAYDEN | CO | 80487 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 03/01/03 |
| 5078858 | 0074230210 | ALEXANDER CLARK | 6384 WHISPERING LAKE RD | GAYLORD | MI | 49735 | 2ND HOME | CONDO | 360 | 69.82 | 69.82 | 8.00 | 04/01/03 |
| 5078880 | 0074230244 | STACY R KOLLAR | 6307 BAKER STREET | RIVERSIDE | CA | 92509 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 | 03/01/03 |
| 5077070 | 0074230434 | LONI WEBER | 9919 ARROWSMITH AVE | SEATTLE | WA | 98118 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 |
| 5077088 | 0074230442 | BILLY D CLOUSE | 22757 W COCOPAH ST | BUCKEYE | AZ | 85326 | OWNER-OCC | PUD | 360 | 70.00 | 70.00 | 11.50 | 03/01/03 |
| 5077185 | 0074230541 | AIYANA AL-BAKARI | 1450 WHARTON WAY C | CONCORD | CA | 94518 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 |
| 5077193 | 0074230558 | ELMERT MERIALES | 1 APPIAN WAY 716-2 | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | CONDO | 360 | 89.29 | 89.29 | 8.40 | 03/01/03 |
| 5077227 | 0074230582 | ALENNA L BLAKESLEE | 16245 118TH LANE NE | BOTHELL | WA | 98011 | OWNER-OCC | CONDO | 360 | 95.00 | 95.00 | 8.05 | 04/01/03 |
| 5077342 | 0074230681 | ALVIN E ANTHONY | 871 YUCCA STREET | SAN ANTONIO | TX | 78220 | OWNER-OCC | SFR | 180 | 66.67 | 66.67 | 10.30 | 03/01/03 |
| 5077375 | 0074230715 | CAROLINE GONZALEZ | 2008 17TH AVENUE | MILTON | WA | 98354 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 03/01/03 |
| 5077409 | 0074230749 | CINDY L STROM | 3501 WITHEM AVE | SPENCER | IN | 47460 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 |
| 5077417 | 0074230756 | RYAN J WHITTEN | 601 S WASHINGTON STREET | LONG BEACH | WA | 98631 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.95 | 04/01/03 |
| 5077433 | 0074230772 | RICHARD W SCHMIDTKE | 609 NORTH C STREET | TACOMA | WA | 98403 | OWNER-OCC | SFR | 360 | 83.55 | 83.55 | 8.98 | 03/01/03 |
| 5077458 | 0074230798 | TERRY J BEACH | 9120 171ST AVENUE | REDMOND | WA | 98052 | OWNER-OCC | SFR | 360 | 69.29 | 69.29 | 9.65 | 03/01/03 |
| 5077557 | 0074230897 | BARBARA VACHON | 1258 ESTRELLA COURT | MERCED | CA | 95348 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 04/01/03 |
| 5077631 | 0074230970 | MELISSA MALDONADO | 1017 N COLLEGE AVE | FRESNO | CA | 93728 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 03/01/03 |
| 5077649 | 0074230988 | JACINTO C PATTUGALAN | 412 HAZELWOOD DRIVE | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 |
| 5077755 | 0074231093 | KRISTINE L BARNETT | 408 PARRY AVE | MODESTO | CA | 95354 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.30 | 03/01/03 |
| 5077771 | 0074231119 | KRISTINE L BARNETT | 408 PARRY AVE | MODESTO | CA | 95354 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 |
| 5077862 | 0074231200 | LUIS A ARIAS | 2278 LAWSON CIRCLE | LIVERMORE | CA | 94550 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.35 | 03/01/03 |
| 5077888 | 0074231226 | KEVIN L BAILEY | 25335 W ROCKAWAY HILLS DRIVE | MORRISTOWN | AZ | 85342 | OWNER-OCC | MANUMOBIL | 360 | 75.00 | 75.00 | 8.50 | 03/01/03 |
| 5077904 | 0074231242 | BETTY J CRAWFORD | 105 E CLINTON AVE | INDIANOLA | IA | 50125 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 03/01/03 |
| 5078084 | 0074231418 | MARGARET M HAAS | 897 MAIN ST RT 6A | YARMOUTH PORT | MA | 2675 | OWNER-OCC | SFR | 360 | 56.52 | 56.52 | 9.90 | 04/01/03 |
| 5078100 | 0074231432 | JAMES D HAYES JR | 620 HOWARD PL | ST AUGUSTINE | FL | 32086 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.65 | 03/01/03 |
| 5078241 | 0074231572 | DARLENE WILLIAMS | 3940 17TH AVENUE | SACRAMENTO | CA | 95820 | OWNER-OCC | SFR | 360 | 71.43 | 71.43 | 10.50 | 03/01/03 |
| 5078258 | 0074231580 | BEVERLY A CALDWELL | 2909 FLORIDA AVENUE | RICHMOND | CA | 94804 | OWNER-OCC | SFR | 360 | 58.33 | 58.33 | 10.75 | 03/01/03 |
| 5078415 | 0074231721 | JOSE MARTINEZ | 10963 HIGHWAY 99 | LIVE OAK | CA | 95953 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.99 | 03/01/03 |
| 5078431 | 0074231747 | TERESITA M AUSTRIA | 181 AVALON CIRCLE | VALLEJO | CA | 94589 | OWNER-OCC | PUD | 360 | 84.99 | 84.99 | 6.60 | 03/01/03 |
| 5078480 | 0074231788 | SCOTT S VANSANT | 2 OVERLOOK DR | STROUDSBURG | PA | 18360 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 |
| 5078506 | 0074231812 | PETER WICHT | 5208 SHERATON LANE | KNOXVILLE | TN | 37920 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.25 | 03/01/03 |
| 5078548 | 0074231853 | MICHAEL D LACKAS | 203 BROADWAY | WAUSA | NE | 68786 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.55 | 03/01/03 |
| 5078654 | 0074231952 | LILLIAN R LEWIS | 1706 VANTAGE PL | CHARLOTTE | NC | 28216 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.10 | 04/01/03 |
| 5078670 | 0074231978 | STEVE PRINCE | 2 HORIZON PT | FRISCO | TX | 75034 | OWNER-OCC | PUD | 180 | 15.00 | 95.00 | 11.50 | 03/01/03 |
| 5078696 | 0074231994 | DAVID WILLETTS | 4713 DESERT RIDGE RD | PARKTON | NC | 28371 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 9.00 | 03/01/03 |
| 5078704 | 0074232000 | SCOTT S VANSANT | 2 OVERLOOK DR | STROUDSBURG | PA | 18360 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.75 | 03/01/03 |
| 5078720 | 0074232026 | KAREN D MCINTOSH | 4916 BROADSTONE CIRCLE | WEST PALM BEACH | FL | 33417 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 9.60 | 03/01/03 |
| 5078761 | 0074232067 | MARIO AGUILAR | 702 CAPISTRANO DRIVE | SUISUN CITY | CA | 94585 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.20 | 03/01/03 |
| 5078787 | 0074232083 | HAYDEN WHITE | 3718 W OSKALOOSA DR | WEST JORDAN | UT | 84084 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 |
| 5078803 | 0074232109 | DALE J GREENHAW | 1725 W ROGERS | APPLETON | WI | 54914 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.55 | 03/01/03 |
| 5078811 | 0074232117 | HARRIET W - REECE | 4818 WABADA AVE | ST LOUIS | MO | 63113 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.75 | 03/01/03 |
| 5078829 | 0074232125 | MICHAEL A KELLY | 155 E ROMEO RD | ADDISON TOWNSHIP | MI | 48367 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 8.63 | 03/01/03 |
| 5078860 | 0074232166 | RULAND W SCHMITZ | 6 EASTLAND DR | GLEN COVE | NY | 11542 | OWNER-OCC | SFR | 360 | 43.16 | 43.16 | 6.55 | 04/01/03 |
| 5078894 | 0074232190 | CHRISTOPHER ROSS | 6224 FALLS LAKE DRIVE | CHARLOTTE | NC | 28270 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.70 | 03/01/03 |
| 5078977 | 0074232273 | TIMOTHY J REDD | 700 S 4TH ST | RED OAK | IA | 51566 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 03/01/03 |
| 5078993 | 0074232299 | ROGER P RILEY | 1040 W ECHO RD | WHITE CLOUD | MI | 49349 | OWNER-OCC | MANUMOBIL | 360 | 60.00 | 80.00 | 8.60 | 04/01/03 |
| 5079009 | 0074232307 | MATTHEW SETTLEMIRE | 2006 RAY SOWELL ROAD | AUSTIN | AR | 72007 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 |
| 5079041 | 0074232331 | ANTHONY GIACALONE | 173 HILL ROAD LOT 21 | CENTER CONWAY | NH | 3813 | 2ND HOME | SFR | 360 | 83.00 | 83.00 | 8.60 | 04/01/03 |
| 5079124 | 0074232414 | JASON HUGHES | 303 N ELM ST | BATH | IL | 62617 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.60 | 03/01/03 |
| 5079157 | 0074232448 | DANNY L NUSBAUM | 38390 ANTHONY ROAD | LOS ANGELES | CA | 91390 | OWNER-OCC | SFR | 360 | 73.87 | 73.87 | 8.99 | 03/01/03 |
| 5079199 | 0074232489 | ROSALYN WHITAKER | 8723 GETTYSBURG DRIVE | RICHMOND | TX | 77469 | NON OWNER | PUD | 360 | 70.00 | 70.00 | 11.55 | 03/01/03 |
| 5079207 | 0074232497 | MIGUEL MUNGIA | 1850 W ERIE STREET | CHICAGO | IL | 60622 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 |
| 5079256 | 0074232547 | NEIL E HARPER | 4458 CARPENTER AVENUE | LOS ANGELES | CA | 91607 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.99 | 03/01/03 |
| 5079264 | 0074232554 | CRISTOVAO V LADEIRA | 45 LOURMEL STREET | BRIDGEPORT | CT | 6606 | OWNER-OCC | SFR | 360 | 89.00 | 89.00 | 7.60 | 03/01/03 |
| 5079322 | 0074232612 | CLAUDE C WATERS | 7428 BROOKLYN AVENUE | KANSAS CITY | MO | 64132 | OWNER-OCC | SFR | 360 | 82.38 | 82.38 | 10.45 | 03/01/03 |
| 5079421 | 0074232711 | THOMAS J MCADAMS | 3184 SEDGEWICK DR | WALDORF | MD | 20603 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 |
| 5079447 | 0074232737 | LAVAUGHN H JR | 20284 RUSSELL | DETROIT | MI | 48203 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 03/01/03 |
| 5079470 | 0074232760 | LUEZELL BROWN | 16301 CARRINGTON DR | HAZEL CREST | IL | 60429 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.45 | 04/01/03 |
| 5079496 | 0074232786 | DAN W KAPELOS | 108 S 200 WEST | DELTA | UT | 84624 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.05 | 04/01/03 |
| 5079512 | 0074232802 | DAVID T STRANGE SR | 832 VIA SEVILLA | MESQUITE | TX | 75150 | OWNER-OCC | SFR | 360 | 73.04 | 73.04 | 12.30 | 04/01/03 |
| 5079579 | 0074232868 | JOHN P LANGHOFF | 1115 ROBERT E LEE BLVD | NEW ORLEANS | LA | 70124 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.30 | 04/01/03 |
| 5079645 | 0074232927 | KIMBERLY ARNOLD | 6797 SINGLETREE COURT | FREDERICK | MD | 21703 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.30 | 03/01/03 |
| 5079678 | 0074232950 | DAVID BOWEN | 6096 ZAHM RD | BELDING | MI | 48809 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 12.15 | 03/01/03 |
| 5079751 | 0074233032 | JESSE SHIPP | 208 COUNTY ROAD 574 | CASTROVILLE | TX | 78009 | OWNER-OCC | MANUMOBIL | 360 | 75.00 | 75.00 | 10.20 | 03/01/03 |
| 5079827 | 0074233107 | IAN O THUM | 401 UPPER RAINBOW RIDGE | BOONE | NC | 28607 | OWNER-OCC | SFR | 360 | 41.03 | 41.03 | 7.60 | 04/01/03 |
| 5079835 | 0074233115 | PAUL R ROY SR | 96 LAMOTTE RD | COVENTRY | CT | 6238 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.45 | 04/01/03 |
| 5079876 | 0074233150 | JESSE GOBLE | 3275 SALLY LANE | CASTLE ROCK | CO | 80104 | OWNER-OCC | PUD | 360 | 78.92 | 78.92 | 7.80 | 04/01/03 |
| 5079884 | 0074233164 | DAPHANE PEARSON | 5342 STAFFORD COURT | CHINO HILLS | CA | 91709 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.91 | 04/01/03 |
| 5079975 | 0074233255 | EMILIO ALDERETE | 4510 VRAIN ST | DENVER | CO | 80212 | OWNER-OCC | SFR | 360 | 81.95 | 81.95 | 8.25 | 03/01/03 |
| 5079991 | 0074233271 | RODNEY L PETERS | 5207 LAKESHORE DRIVE | WICHITA FALLAS | TX | 76310 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 11.45 | 03/01/03 |
| 5080015 | 0074233297 | WILLIAM M DAFFIN | 1057 MEMORIAL CIR | NEW BRAUNFELS | TX | 78130 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.80 | 03/01/03 |
| 5080080 | 0074233362 | JAMES E BROWN | 6204 CHESTNUT AVE | KANSAS CITY | MO | 64132 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.70 | 04/01/03 |
| 5080189 | 0074233461 | STANLEY SAWVELL | 526 HWY P | WISCONSIN DELLS | WI | 53965 | 2ND HOME | SFR | 360 | 56.00 | 56.00 | 11.75 | 04/01/03 |
| 5080197 | 0074233479 | CHARLES A LOPEZ | 3032 E 1/2 ROAD | GRAND JUNCTION | CO | 81504 | OWNER-OCC | SFR | 360 | 62.86 | 62.86 | 9.55 | 04/01/03 |
| 5080239 | 0074233511 | DAN O BRAGG | 7867 MOONSTONE STREET | LAS CRUCES | NM | 88012 | OWNER-OCC | MANUMOBIL | 360 | 65.00 | 65.00 | 10.90 | 03/01/03 |
| 5080270 | 0074233552 | CHARLES L SHACKFORD JR | 21 LANTERN LANE | HINGHAM | MA | 2043 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.95 | 04/01/03 |
| 5080346 | 0074233628 | IRMA O GONZALES | 625 GARRISON DRIVE | SAN BENITO | TX | 78586 | OWNER-OCC | SFR | 180 | 46.01 | 46.01 | 9.30 | 03/01/03 |
| 5080387 | 0074233669 | SARAH A BENDELE | 13008 TRENT STREET | SAN ANTONIO | TX | 78232 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.95 | 03/01/03 |
| 5080403 | 0074233685 | BONNIE B DUGI | 107 PERCH LANE | ROCKPORT | TX | 78382 | OWNER-OCC | SFR | 360 | 60.18 | 60.18 | 8.60 | 03/01/03 |
| 5080411 | 0074233693 | OLGA Y ARREDONDO | 638 DE LEON DRIVE | EL PASO | TX | 79912 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.65 | 03/01/03 |
| 5080429 | 0074233701 | RENATO DE LA ROSA | 1281 SILVERADO DRIVE | CHULA VISTA | CA | 91915 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.75 | 03/01/03 |
| 5080452 | 0074233735 | MICHAEL DANTU | 10852 IVY HILL DRIVE #2 | SAN DIEGO | CA | 92131 | OWNER-OCC | CONDO | 360 | 74.78 | 74.78 | 9.25 | 04/01/03 |
| 5080494 | 0074233776 | LESLY K SOLANO | 1720 CALIFORNIA DRIVE | GREEN RIVER | WY | 82935 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 |
| 5080536 | 0074233818 | FREDERICO ROSENDO | 6618 E 53RD PLACE | TULSA | OK | 74145 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 03/01/03 |
| 5080593 | 0074233875 | ROGELIO DE LA CERDA JR | 1622 FARLEY STREET | HARLINGEN | TX | 78550 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.60 | 03/01/03 |
| 5080635 | 0074233891 | JOHN P HICKS | 10450 YORKFORD DRIVE | DALLAS | TX | 75238 | OWNER-OCC | SFR | 360 | 60.00 | 80.00 | 8.45 | 04/01/03 |
| 5080692 | 0074233909 | MANUEL FERNANDEZ | 6738 FM 343 E ST | BERTRAM | TX | 78605 | OWNER-OCC | MANUMOBIL | 360 | 65.00 | 65.00 | 9.45 | 03/01/03 |
| 5080908 | 0074234105 | ALEX B KOPITCH | 42 WHITFORD | IRVINE | CA | 92602 | OWNER-OCC | PUD | 360 | 79.94 | 79.94 | 6.50 | 03/01/03 |
| 5080924 | 0074234121 | MARK F BROWN | 5025 FAIRBANKS WAY | CULVER CITY | CA | 90230 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.10 | 03/01/03 |
| 5081088 | 0074234253 | MAJID SEYFI | 6551 CEDARBROOK DRIVE | LOS ANGELES | CA | 90710 | OWNER-OCC | SFR | 180 | 75.00 | 75.00 | 5.88 | 03/01/03 |
| 5007372 | 0074234287 | NORENE LOWRY | 1327 TUDOR COURT | CONCORD | CA | 94521 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.80 | 02/01/03 |
| 5078290 | 0074234329 | VERA C BAGA | 21417 HANFORD ARMONA ROAD | LEMOORE | CA | 93245 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.89 | 04/01/03 |
| 5070811 | 0074234337 | SHAWN P DIEROLF | 852 ACACIA AVE | READING | PA | 19605 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.55 | 04/01/03 |
| 5080601 | 0074234345 | SALVADOR ROMERO | 2036 DEL RIO DR | STOCKTON | CA | 95204 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.45 | 04/01/03 |
| 5080627 | 0074234352 | JUAN A GODINEZ | 224 224A MAPLE AVENUE | WATSONVILLE | CA | 95076 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.95 | 03/01/03 |
| 5080643 | 0074234360 | ISABEL CARR | 1472 HERMOCILLA WAY | SAN JOSE | CA | 95116 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 |
| 5080668 | 0074234386 | CLAUDIA CORTEZ | 2653 OLIVESTONE WAY | SAN JOSE | CA | 95132 | OWNER-OCC | SFR | 360 | 88.07 | 88.07 | 5.80 | 03/01/03 |
| 5080825 | 0074234402 | DENISE ARCHIBALD | 3850 RIO ROAD #65 | CARMEL | CA | 93923 | OWNER-OCC | PUD | 360 | 78.41 | 78.41 | 5.80 | 03/01/03 |
| 5081120 | 0074234436 | MICHELLE P GROSSICH | 2270 W CASCADE CIRCLE | ROUND LAKE | IL | 60073 | OWNER-OCC | PUD | 360 | 69.88 | 69.88 | 7.75 | 03/01/03 |
| 5081146 | 0074234451 | SEAN LEENAERTS | 2958 WINDRIDGE CIRCLE | LITTLETON | CO | 80128 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 6.25 | 03/01/03 |
| 5081153 | 0074234469 | TIMOTEO PADILLA | 9944 S AVENUE H | CHICAGO | IL | 60617 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 |
| 5081161 | 0074234477 | CHARLES A WILLYARD | 12830 W 55TH PLACE | ARVADA | CO | 80002 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 6.23 | 03/01/03 |
| 5081288 | 0074234582 | JOHN H ETHERIDGE SR | 3923 FAIRMONT PLACE | BIRMINGHAM | AL | 35207 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.35 | 03/01/03 |
| 5081344 | 0074234659 | JENNIFER FRENCH | 4944 LISETTE AVE | ST LOUIS | MO | 63109 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 |
| 5081351 | 0074234667 | KENNY W WILSON JR | 6365 COUNTY ROAD | CLEBURNE | TX | 76031 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 03/01/03 |

| LOAN NUMBER | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5078716 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078773 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078789 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078815 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078858 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078880 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077070 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077088 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077185 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077193 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077227 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077342 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077375 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077409 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077417 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077433 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077458 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077557 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077631 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077649 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077755 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077771 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077862 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077888 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5077904 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078084 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078100 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078241 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078258 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078415 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078431 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078480 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078506 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078548 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078654 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078670 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078696 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078704 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078720 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078761 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078787 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078803 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078811 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078829 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078860 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078894 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078977 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078993 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079009 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079041 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079124 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079157 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079199 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079207 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079256 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079264 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079322 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079421 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079447 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079470 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079496 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079512 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079579 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079645 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079678 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079751 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079827 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079835 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079876 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079884 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079975 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5079991 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080015 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080080 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080189 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080197 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080239 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080270 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080346 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080387 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080403 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080411 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080429 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080452 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080494 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080536 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080593 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080635 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080692 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080908 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080924 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081088 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5007372 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5078290 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5070811 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080601 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080627 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080643 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080668 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5080825 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081120 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081146 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081153 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081161 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081288 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081344 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 5081351 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5078716 | PURCHASE | 7.550 | Stated | AA | 641 | 105,000.00 | 105,000.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | | | N |
| 5078773 | PURCHASE | 10.950 | Full | B- | 478 | 334,000.00 | 332,500.00 | 1 | 2/10/2003 | 359 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5078789 | PURCHASE | 10.750 | Stated | A | 720 | 120,000.00 | 118450 | 2 | 1/23/2003 | 238 | 04/01/03 | Group I | | | N |
| 5078815 | REFI-CASHOUT | 8.500 | Stated | AA | 680 | 420,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078858 | REFI-CASHOUT | 8.000 | Stated | AA | 656 | 275,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5078880 | REFI-CASHOUT | 9.200 | Full | B | 519 | 245,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077070 | REFI-CASHOUT | 9.950 | Stated | A- | 478 | 390,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077088 | PURCHASE | 11.500 | Full | C | 505 | 110,000.00 | 108,488.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5077185 | PURCHASE | 11.250 | Full | A | 625 | 242,000.00 | 242,000.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5077193 | REFI-CASHOUT | 8.400 | Stated | AA | 710 | 336,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077227 | REFI-NO CASHOUT | 8.050 | Stated | AA | 665 | 271,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | | | N |
| 5077342 | REFI-CASHOUT | 10.300 | Stated | A | 629 | 75,000.00 | 0.00 | 1 | 2/3/2003 | 178 | 04/01/03 | Group II | | | N |
| 5077375 | PURCHASE | 9.750 | Full | A | 702 | 190,000.00 | 189,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group I | | | N |
| 5077409 | PURCHASE | 10.700 | Full | A- | 531 | 87,000.00 | 87,000.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5077417 | PURCHASE | 11.950 | Full | B- | 0 | 88,000.00 | 88000 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5077433 | REFI-NO CASHOUT | 8.875 | Full | A | 637 | 784,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077458 | REFI-CASHOUT | 9.650 | Full | B | 526 | 257,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077557 | PURCHASE | 10.200 | Full | B | 477 | 263,000.00 | 263,000.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077631 | PURCHASE | 10.700 | Full | B- | 467 | 169,000.00 | 169000 | 1 | 1/30/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5077649 | PURCHASE | 8.200 | Stated | A | 677 | 432,000.00 | 432000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077755 | PURCHASE | 7.300 | Full | B | 611 | 185,500.00 | 187975 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077771 | PURCHASE | 11.990 | Full | A | 611 | 185,500.00 | 187,975.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5077862 | PURCHASE | 8.350 | Stated | A | 718 | 714,000.00 | 713700 | 1 | 1/16/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077888 | PURCHASE | 8.500 | Full | C | 534 | 169,000.00 | 168000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5077904 | REFI-NO CASHOUT | 8.950 | Full | A- | 549 | 60,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078084 | REFI-CASHOUT | 9.900 | Full | A- | 484 | 230,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078100 | REFI-CASHOUT | 9.650 | Full | A- | 511 | 301,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5078241 | REFI-CASHOUT | 10.500 | Full | B- | 0 | 140,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078258 | REFI-CASHOUT | 10.750 | Full | B- | 505 | 240,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5078415 | REFI-NO CASHOUT | 7.990 | Stated | A | 618 | 171,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5078431 | REFI-CASHOUT | 6.600 | Full | A | 672 | 333,000.00 | 0.00 | 1 | 1/26/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078480 | PURCHASE | 6.750 | Stated | A | 672 | 440,000.00 | 437750 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | | | N |
| 5078506 | PURCHASE | 11.250 | Limited | B | 530 | 82,000.00 | 79,900.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078548 | PURCHASE | 10.550 | Full | B | 521 | 75,000.00 | 75,000.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078654 | REFI-CASHOUT | 10.100 | Full | A- | 528 | 104,500.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078670 | PURCHASE | 11.500 | Stated | A | 652 | 412,000.00 | 400,000.00 | 2 | 1/10/2003 | 178 | 04/01/03 | Group II | | | N |
| 5078696 | PURCHASE | 9.000 | Full | A- | 574 | 88,000.00 | 88000 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5078704 | PURCHASE | 10.750 | Stated | A | 672 | 440,000.00 | 437750 | 2 | 1/23/2003 | 178 | 04/01/03 | Group I | | | N |
| 5078720 | REFI-CASHOUT | 9.600 | Full | A- | 523 | 170,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078761 | PURCHASE | 7.200 | Full | A | 631 | 270,000.00 | 270000 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5078787 | PURCHASE | 11.990 | Full | A | 615 | 128,000.00 | 127,500.00 | 2 | 1/17/2003 | 238 | 04/01/03 | Group II | | | N |
| 5078803 | REFI-CASHOUT | 8.550 | Full | B | 570 | 117,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078811 | REFI-CASHOUT | 10.750 | Full | B- | 513 | 82,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078829 | REFI-CASHOUT | 8.625 | Full | A- | 489 | 270,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078860 | REFI-CASHOUT | 6.550 | Full | B | 653 | 850,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5078894 | REFI-CASHOUT | 11.700 | Full | B- | 524 | 250,000.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5078977 | REFI-NO CASHOUT | 8.700 | Full | B | 548 | 75,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5078993 | REFI-CASHOUT | 8.500 | Full | A- | 531 | 125,000.00 | 0.00 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079009 | PURCHASE | 10.450 | Full | A- | 515 | 172,000.00 | 154900 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5079041 | REFI-NO CASHOUT | 8.600 | Stated | AA | 655 | 450,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079124 | PURCHASE | 9.600 | Full | B | 547 | 58,500.00 | 57,900.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079157 | REFI-CASHOUT | 8.990 | Stated | B | 492 | 375,000.00 | 0 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079199 | PURCHASE | 11.550 | Stated | B | 509 | 105,000.00 | 94,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | | | N |
| 5079207 | PURCHASE | 10.750 | Stated | A | 747 | 500,000.00 | 500,000.00 | 2 | 1/23/2003 | 238 | 03/01/03 | Group I | | | N |
| 5079256 | REFI-CASHOUT | 6.990 | Full | A | 660 | 925,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | | | N |
| 5079264 | REFI-CASHOUT | 7.600 | Full | AA | 635 | 195,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | | | N |
| 5079322 | REFI-NO CASHOUT | 10.450 | Full | B | 487 | 130,500.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079421 | PURCHASE | 10.750 | Stated | A | 764 | 372,500.00 | 368,600.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group II | | | N |
| 5079447 | PURCHASE | 10.850 | Full | B- | 470 | 68,000.00 | 69000 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5079470 | REFI-CASHOUT | 10.450 | Full | B- | 494 | 267,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079496 | REFI-CASHOUT | 8.050 | Full | B | 670 | 83,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079512 | REFI-CASHOUT | 12.300 | Full | B | 488 | 104,000.00 | 0 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079579 | REFI-CASHOUT | 11.300 | Stated | C | 536 | 400,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079645 | REFI-CASHOUT | 10.300 | Full | A- | 497 | 210,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079678 | REFI-NO CASHOUT | 12.150 | Full | C | 505 | 118,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079751 | REFI-CASHOUT | 10.200 | Stated | B | 555 | 80,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 5079827 | REFI-CASHOUT | 7.600 | Stated | A | 686 | 875,000.00 | 0 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | | | N |
| 5079835 | REFI-NO CASHOUT | 8.450 | Full | B | 540 | 147,000.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079876 | REFI-NO CASHOUT | 7.800 | Stated | A | 648 | 818,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079884 | REFI-CASHOUT | 10.910 | Full | C | 513 | 365,000.00 | 0 | 1 | 3/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079975 | REFI-CASHOUT | 8.250 | Full | A- | 514 | 205,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5079991 | REFI-CASHOUT | 11.450 | Stated | B- | 425 | 85,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080015 | REFI-NO CASHOUT | 8.800 | Full | A- | 650 | 170,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5080080 | REFI-CASHOUT | 10.700 | Full | B | 484 | 77,000.00 | 0 | 1 | 2/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5080189 | REFI-CASHOUT | 11.750 | Full | C | 623 | 175,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080197 | REFI-CASHOUT | 9.550 | Full | C | 643 | 350,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080239 | REFI-NO CASHOUT | 10.900 | Full | B | 612 | 109,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080270 | REFI-CASHOUT | 7.950 | Stated | A- | 685 | 460,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080346 | REFI-CASHOUT | 9.300 | Full | A | 608 | 163,000.00 | 0.00 | 1 | 1/24/2003 | 178 | 04/01/03 | Group II | | | N |
| 5080387 | REFI-CASHOUT | 8.950 | Stated | A- | 578 | 170,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5080403 | REFI-CASHOUT | 8.600 | Full | A | 660 | 123,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080411 | REFI-CASHOUT | 10.650 | Stated | B | 517 | 106,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5080429 | REFI-CASHOUT | 8.750 | Full | A | 688 | 473,000.00 | 0 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080452 | REFI-NO CASHOUT | 9.250 | Full | A- | 528 | 345,000.00 | 0 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080494 | PURCHASE | 11.990 | Full | A | 601 | 163,000.00 | 162,500.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group II | | | N |
| 5080536 | REFI-NO CASHOUT | 10.950 | Full | B- | 479 | 158,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080593 | REFI-CASHOUT | 7.600 | Full | A | 719 | 93,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | | | N |
| 5080635 | REFI-CASHOUT | 8.450 | Full | B | 628 | 180,000.00 | 0 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080692 | PURCHASE | 9.450 | Full | B | 613 | 137,500.00 | 137,500.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080908 | PURCHASE | 6.500 | Full | AA | 658 | 608,000.00 | 607,964.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5080924 | PURCHASE | 6.100 | Full | A | 715 | 577,500.00 | 577500 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081088 | PURCHASE | 5.875 | Stated | AA | 641 | 899,000.00 | 899,000.00 | 1 | 2/5/2003 | 178 | 03/01/03 | Group II | | | N |
| 5007372 | REFI-CASHOUT | 7.800 | Stated | AA | 683 | 350,000.00 | 0.00 | 1 | 1/10/2003 | 357 | 03/01/03 | Group II | | | N |
| 5078290 | PURCHASE | 11.890 | Stated | A | 600 | 305,000.00 | 290,000.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group I | | | N |
| 5070811 | REFI-CASHOUT | 10.550 | Full | B | 535 | 122,000.00 | 0 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5080601 | REFI-CASHOUT | 11.450 | Full | C | 504 | 160,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5080627 | PURCHASE | 8.950 | Full | A | 680 | 485,000.00 | 485000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | | | N |
| 5080643 | PURCHASE | 6.350 | Full | A | 737 | 465,000.00 | 485000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080668 | REFI-CASHOUT | 5.800 | Full | A- | 572 | 465,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080825 | REFI-CASHOUT | 5.800 | Stated | A | 653 | 565,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081120 | PURCHASE | 7.750 | Stated | A- | 528 | 297,000.00 | 295510 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081146 | REFI-NO CASHOUT | 6.250 | Stated | AA | 676 | 258,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081153 | REFI-CASHOUT | 10.450 | Full | A- | 485 | 175,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081161 | REFI-NO CASHOUT | 6.225 | Full | A | 634 | 377,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081288 | REFI-CASHOUT | 9.350 | Stated | B | 624 | 85,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081344 | PURCHASE | 10.200 | Full | A- | 503 | 83,000.00 | 82500 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081351 | PURCHASE | 11.990 | Full | A | 610 | 88,000.00 | 88,900.00 | 2 | 1/21/2003 | 238 | 04/01/03 | Group I | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)841-6379 x.7261
nam.dang@wamu.net

CCM_LBMLT_2003-2_MtgTotal_040343.xls
4/8/2003 2:58 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.167 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.14 SCHEDULED BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5081443 | 0074234786 | PATRICIA A NALDER | 705 E 1250 NORTH | LAYTON | UT | 84041 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 920.67 | 106,250.00 | 105,896.70 | 105,843.71 |
| 5081450 | 0074234794 | CYNTHIA E DAVIS | 4902 GRASS VALLEY HWY | AUBURN | CA | 95602 | OWNER-OCC | MANUMOBIL | 360 | 52.50 | 52.50 | 8.05 | 03/01/03 | 02/01/33 | 774.13 | 105,000.00 | 104,930.75 | 104,860.04 |
| 5081534 | 0074234840 | CLINT MOORE | 13252 PEARL CIR | THORNTON | CO | 80241 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 03/01/03 | 02/01/33 | 2,329.17 | 293,400.00 | 293,143.83 | 292,986.74 |
| 5081559 | 0074234865 | ANA B ZARATE | 1332 PINE AVENUE | SAN PABLO | CA | 94806 | OWNER-OCC | SFR | 360 | 68.73 | 68.73 | 7.00 | 03/01/03 | 02/01/33 | 1,623.34 | 244,000.00 | 243,799.99 | 243,598.82 |
| 5081817 | 0074234923 | MADISON MACKLIN | 3111 ADAMS ST | BELLWOOD | IL | 60104 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 03/01/03 | 02/01/33 | 853.71 | 121,500.00 | 121,410.73 | 121,320.90 |
| 5081825 | 0074234931 | MICHAEL D HARRIS | 18 MOORE ROAD | ALTOONA | AL | 35952 | OWNER-OCC | SFR | 180 | 95.00 | 95.00 | 7.55 | 03/01/03 | 02/01/18 | 883.37 | 95,000.00 | 94,714.34 | 94,428.88 |
| 5081668 | 0074234972 | HARRY CARROLL | 9754 LILLY JEAN DRIVE | ST LOUIS | MO | 63134 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.40 | 03/01/03 | 02/01/33 | 593.05 | 60,350.00 | 60,310.37 | 60,310.37 |
| 5081724 | 0074235037 | ANNA MARIE TERRONES | 413 E 8TH STREET | SOUTH SIOUX CITY | NE | 68776 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.00 | 03/01/03 | 02/01/33 | 493.74 | 48,000.00 | 48,000.00 | 47,972.38 |
| 5081732 | 0074235045 | JUAN J LOPEZ | 322 PALOMA AVENUE | SALINAS | CA | 93905 | OWNER-OCC | SFR | 360 | 71.43 | 71.43 | 8.80 | 03/01/03 | 02/01/33 | 1,580.55 | 200,000.00 | 199,886.12 | 199,771.40 |
| 5081773 | 0074235086 | RILEY GALLOWAY | 1218 VISTA DEL JUEZ | SAN ANTONIO | TX | 78218 | OWNER-OCC | PUD | 360 | 79.82 | 79.82 | 9.25 | 03/01/03 | 02/01/33 | 1,838.88 | 223,500.00 | 223,267.37 | 223,287.37 |
| 5081823 | 0074235136 | SANDRA L BENDON | 283 LOCKFORD | IRVINE | CA | 92602 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 8.85 | 04/01/03 | 03/01/33 | 2,547.65 | 320,922.00 | 320,922.00 | 320,741.15 |
| 5081831 | 0074235144 | MARCIA J ROBERSON | 84 10TH AVENUE | HUNTINGTON STATION | NY | 11746 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.55 | 03/01/03 | 02/01/33 | 2,567.30 | 304,000.00 | 303,852.03 | 303,702.89 |
| 5081858 | 0074235169 | W C CARTER | 5084 ALCOTT AVE | ST LOUIS | MO | 63120 | OWNER-OCC | SFR | 360 | 84.78 | 84.78 | 11.95 | 03/01/03 | 02/01/33 | 399.68 | 39,000.00 | 38,988.37 | 38,976.97 |
| 5081963 | 0074235278 | JOSE T TAVERA | 2881 NW PHILLIPS ROAD | GASTON | OR | 97119 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 1,479.00 | 188,000.00 | 187,891.83 | 187,782.87 |
| 5082037 | 0074235342 | JIMMIE L DIXON | 3810 CYPRESS WAY | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.35 | 03/01/03 | 02/01/33 | 2,058.24 | 248,000.00 | 247,874.09 | 247,747.20 |
| 5082094 | 0074235409 | DONALD BELL | 1697 GUM SWAMP CHURCH RD | GREENVILLE | NC | 27834 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 9.30 | 03/01/03 | 02/01/33 | 694.10 | 84,000.00 | 83,912.57 | 83,912.57 |
| 5082102 | 0074235417 | SHARON M CANNON | 1734 KARUDY CIR | EFFINGHAM | SC | 29541 | OWNER-OCC | MANUMOBIL | 360 | 75.00 | 75.00 | 9.60 | 03/01/03 | 02/01/33 | 508.90 | 60,000.00 | 59,971.10 | 59,941.97 |
| 5082138 | 0074235441 | CHARLENE PFINGSTAG | 6840 SPINDLEWICK LN | CINCINNATI | OH | 45230 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.80 | 03/01/03 | 02/01/33 | 1,724.56 | 187,000.00 | 186,927.37 | 186,853.90 |
| 5082177 | 0074235482 | HAYNES E MAULTSBY | 358 W RINCON AVE UNIT E | CAMPBELL | CA | 95008 | OWNER-OCC | PUD | 360 | 67.72 | 67.71 | 7.90 | 03/01/03 | 02/01/33 | 2,347.59 | 323,000.00 | 322,778.83 | 322,556.20 |
| 5082193 | 0074235508 | STEPHANIE HERMES | 1313 COUNTY RD 2103 | WEIMAR | TX | 78962 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.45 | 03/01/03 | 02/01/33 | 774.36 | 85,000.00 | 84,965.71 | 84,930.76 |
| 5082227 | 0074235532 | RICHARD M NEAL | 9909 AINSWORTH AVE S | TACOMA | WA | 98444 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.35 | 03/01/03 | 02/01/33 | 1,254.86 | 151,200.00 | 151,123.24 | 151,045.88 |
| 5082235 | 0074235540 | CHUNG Y TSANG | 1957 RUE MICHELLE | CHULA VISTA | CA | 91913 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.10 | 03/01/03 | 02/01/33 | 2,553.21 | 314,500.00 | 314,331.75 | 314,162.22 |
| 5082278 | 0074235581 | MARGARET H CLAAR | 17841 SE LAKE MONEYSMITH RD | AUBURN | WA | 98092 | OWNER-OCC | SFR | 360 | 84.63 | 84.63 | 7.00 | 03/01/03 | 02/01/33 | 1,410.45 | 212,000.00 | 211,783.40 | 211,608.35 |
| 5082376 | 0074235680 | MARSIAL J RAMIREZ JR | 813 SCAUP LANE | SUISUN CITY | CA | 94585 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.45 | 04/01/03 | 03/01/33 | 1,774.89 | 212,000.00 | 212,000.00 | 211,894.61 |
| 5082466 | 0074235771 | MICKEY W PEADEN | 8119 BEAR GRASS RD | ROBERSONVILLE | NC | 27871 | OWNER-OCC | MANUMOBIL | 360 | 78.22 | 78.22 | 9.50 | 03/01/03 | 02/01/33 | 591.97 | 70,400.00 | 70,314.33 | 70,314.33 |
| 5082565 | 0074235862 | UDUAK UDO | 22829 CYPRESS DRIVE | CARSON | CA | 90745 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.55 | 04/01/03 | 03/01/33 | 2,105.13 | 343,920.00 | 343,920.00 | 343,812.10 |
| 5082573 | 0074235870 | UDUAK UDO | 22829 CYPRESS DRIVE | CARSON | CA | 90745 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 931.76 | 85,980.00 | 85,980.00 | 85,890.11 |
| 5082631 | 0074235934 | BRIAN DENEUI | 821 W 13TH ST APT 1,2,3 | SIOUX FALLS | SD | 57104 | NON OWNER | 2-4 UNITS | 360 | 68.00 | 68.00 | 7.40 | 03/01/03 | 02/01/33 | 529.68 | 76,500.00 | 76,442.07 | 76,383.78 |
| 5082680 | 0074235967 | CATARINO T RANGEL JR | 1779 PESCADERO DRIVE | SALINAS | CA | 93906 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 8.20 | 03/01/03 | 02/01/33 | 1,393.45 | 186,000.00 | 185,902.55 | 185,804.35 |
| 5082888 | 0074236103 | NORMA JAIMEZ | 2045 RIDGEMONT DRIVE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.48 | 03/01/03 | 02/01/33 | 2,130.84 | 338,000.00 | 337,692.95 | 337,384.24 |
| 5082912 | 0074236217 | JOSE R SIFUENTES | 1334 ADRIAN WAY | SAN JOSE | CA | 95116 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.55 | 03/01/03 | 02/01/33 | 2,338.13 | 368,000.00 | 367,332.41 | 366,998.39 |
| 5082920 | 0074236225 | DONCELLA LOGAN | 127 EL CAMPO COURT | VALLEJO | CA | 94589 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 | 8.55 | 04/01/03 | 03/01/33 | 1,390.43 | 180,000.00 | 180,000.00 | 179,892.07 |
| 5082953 | 0074236258 | SAUL CARVAJAL | 1007 WARDEN AVENUE | SAN LEANDRO | CA | 94577 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.50 | 03/01/03 | 02/01/33 | 1,842.44 | 263,500.00 | 263,107.65 | 263,107.65 |
| 5083003 | 0074236290 | JEE M SIM | 6878 SESSIONS DRIVE | SAN JOSE | CA | 95119 | OWNER-OCC | SFR | 360 | 84.99 | 84.99 | 6.85 | 03/01/03 | 02/01/33 | 2,477.82 | 378,200.00 | 377,867.94 | 377,534.04 |
| 5083084 | 0074236381 | JOHN MARTIN | 1900 MARIN STREET | VALLEJO | CA | 94590 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.00 | 03/01/03 | 02/01/33 | 1,215.85 | 182,750.00 | 182,405.12 | 182,405.12 |
| 5083118 | 0074236415 | GILLERMO E DELGADO | 747 LARCHMONT DRIVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 | 03/01/03 | 02/01/33 | 2,198.88 | 327,200.00 | 326,935.93 | 326,671.41 |
| 5083142 | 0074236449 | LISA WHYTOCK | 79 AMBERFIELD LANE | DANVILLE | CA | 94506 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 2,398.20 | 400,000.00 | 399,601.80 | 399,201.63 |
| 5083167 | 0074236464 | MIRIAN MASSEY | 8357 CLOVERLAWN ST | DETROIT | MI | 48204 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 03/01/03 | 02/01/33 | 587.40 | 71,400.00 | 71,325.68 | 71,325.68 |
| 5083183 | 0074236480 | LAWRENCE STATEN JR | 1842 CASCADE ST | FAYETTEVILLE | NC | 28301 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 569.00 | 61,200.00 | 61,176.70 | 61,153.19 |
| 5083290 | 0074236597 | CECIL D HAMPTON | 1810 W 53RD STREET | CHATTANOOGA | TN | 37409 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 03/01/03 | 02/01/33 | 708.38 | 82,450.00 | 82,360.49 | 82,389.49 |
| 5083373 | 0074236670 | ANTHONY COLE | 2873 SHORE ROAD | SEAFORD | NY | 11783 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 03/01/03 | 02/01/33 | 3,778.85 | 471,750.00 | 471,489.62 | 471,227.30 |
| 5083407 | 0074236704 | WILLIAM N PEARLMAN | 44 E SHORE ROAD | HOLBROOK | MA | 2343 | OWNER-OCC | SFR | 360 | 60.94 | 60.94 | 10.90 | 04/01/03 | 03/01/33 | 1,396.67 | 147,825.00 | 147,825.00 | 147,771.12 |
| 5083472 | 0074236770 | LEEANDRA YARBER | 5107 CADIEUX RD | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 04/01/03 | 03/01/33 | 687.58 | 69,700.00 | 69,677.47 | 69,677.47 |
| 5083522 | 0074236829 | ANDREW J VALDEZ | CR 41 HOUSE 1271B | VELARDE | NM | 87582 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 1,350.19 | 151,300.00 | 151,235.86 | 151,171.17 |
| 5083540 | 0074236845 | MARK JAWITZ | 3387 MARCY COURT | SIMI VALLEY | CA | 93063 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 2,324.72 | 364,000.00 | 363,677.28 | 363,352.79 |
| 5083667 | 0074236968 | TONY HARPER | 2055 RIVERLAWN DRIVE | KINGWOOD | TX | 77339 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 302.88 | 27,400.00 | 27,273.19 | 27,273.19 |
| 5083670 | 0074236977 | THOMAS F COMINO | 9426 PATTY LANE | PARKER | CO | 80134 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.99 | 03/01/03 | 02/01/33 | 3,080.57 | 463,500.00 | 463,119.32 | 462,738.42 |
| 5083696 | 0074236993 | HILARIO DE LEON | 4085 RETAMA DRIVE | BROWNSVILLE | TX | 78521 | OWNER-OCC | SFR | 180 | 55.56 | 55.56 | 9.00 | 03/01/03 | 02/01/18 | 608.56 | 60,000.00 | 59,881.69 | 59,881.69 |
| 5083738 | 0074237033 | MICHAEL D SHINN | 233 VICTORY COURT | BURBANK | CA | 91506 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 3,052.28 | 424,000.00 | 423,405.55 | 423,405.55 |
| 5083860 | 0074237165 | APRIL PEE | 6809 WELLS COURT | MULLINS | SC | 29574 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 11.35 | 03/01/03 | 02/01/33 | 696.96 | 71,200.00 | 71,152.72 | 71,152.72 |
| 5083894 | 0074237199 | KENNETH R ROBERTS | 400 NAPA HILLS DRIVE | LAS VEGAS | NV | 89144 | 2ND HOME | PUD | 360 | 79.19 | 79.19 | 8.63 | 04/01/03 | 03/01/33 | 934.08 | 148,500.00 | 148,500.00 | 148,370.74 |
| 5083978 | 0074237223 | ELIZABETH SAMMUT | 27490 GOLDENGATE DRIVE | LATHRUP VILLAGE | MI | 48076 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 | 03/01/03 | 02/01/33 | 1,343.10 | 186,575.00 | 186,387.74 | 186,258.18 |
| 5084033 | 0074237322 | GARY L HICKS | 780 FOUNTAINHEAD LN | NAPLES | FL | 34103 | OWNER-OCC | SFR | 360 | 54.66 | 54.66 | 10.15 | 03/01/03 | 02/01/33 | 2,399.43 | 270,000.00 | 269,767.68 | 269,767.68 |
| 5084058 | 0074237348 | DANIEL ALLEN | 1510 QUAIL MEADOWS | KEMPNER | TX | 76539 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 9.25 | 03/01/03 | 02/01/33 | 730.75 | 88,825.00 | 88,778.84 | 88,732.53 |
| 5084132 | 0074237421 | DEBRA A MAXIE | 7008 LUNAR DRIVE | AUSTIN | TX | 78745 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 03/01/03 | 02/01/33 | 1,004.11 | 108,000.00 | 107,958.89 | 107,917.41 |
| 5084207 | 0074237496 | KIA LEE | 1838 ARLINGTON AVE E | ST PAUL | MN | 55106 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 04/01/03 | 03/01/33 | 1,374.02 | 162,000.00 | 162,000.00 | 161,921.98 |
| 5084231 | 0074237520 | AYESHA KHAN | 7850 KOSTNER AVE | SKOKIE | IL | 60076 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.60 | 04/01/03 | 03/01/33 | 2,790.27 | 395,250.00 | 395,250.00 | 394,962.48 |
| 5084306 | 0074237595 | VITO J ADAMO | 4498 LUBBOCK AVENUE B | SIMI VALLEY | CA | 93063 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 8.99 | 03/01/03 | 02/01/23 | 459.04 | 47,600.00 | 47,473.94 | 47,473.94 |
| 5084348 | 0074237637 | RUSSELL L MASON SR | 5871 MAGINI AVE | LAS VEGAS | NV | 89141 | OWNER-OCC | PUD | 360 | 81.35 | 81.35 | 9.60 | 03/01/03 | 02/01/33 | 1,424.91 | 168,000.00 | 167,919.09 | 167,837.53 |
| 5084363 | 0074237652 | BRYAN BREY | 9501 QUEEN CHARLOTTE DR | LAS VEGAS | NV | 89145 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 5.75 | 03/01/03 | 02/01/33 | 2,847.84 | 488,000.00 | 487,490.49 | 486,978.54 |
| 5084371 | 0074237660 | MARSHA K SANDERS | 3521 SOUTH LITTLEJOHN AVENUE | FORT WORTH | TX | 76105 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 03/01/03 | 02/01/33 | 639.89 | 68,000.00 | 67,924.94 | 67,899.20 |
| 5084397 | 0074237686 | JULIA M CROCKETT | 217 CRESCENT CREEK LANE | BRUCEVILLE | TX | 76630 | OWNER-OCC | MANUMOBIL | 360 | 78.87 | 78.87 | 11.45 | 04/01/03 | 03/01/33 | 855.82 | 86,755.00 | 86,755.00 | 86,726.97 |
| 5084488 | 0074237777 | TREVOR MCCARTNEY | 1715 252ND ST 4 | LOMITA | CA | 90717 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 03/01/03 | 02/01/23 | 588.83 | 58,000.00 | 57,930.74 | 57,840.87 |
| 5084520 | 0074237819 | PHILIP E MAVES SR | 1500 AVENUE K | COUNCIL BLUFFS | IA | 51501 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.65 | 04/01/03 | 03/01/33 | 482.89 | 58,700.00 | 58,672.97 | 58,672.87 |
| 5084538 | 0074237827 | WENDELL K ODOM | ROUTE 10 BOLES RD | CLEVELAND | TX | 77327 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.25 | 04/01/03 | 03/01/33 | 1,351.33 | 150,800.00 | 150,800.00 | 150,730.75 |
| 5084587 | 0074237876 | GABRIELA RIVAS | 622 OLIVE STREET | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.00 | 03/01/03 | 02/01/33 | 1,676.57 | 252,000.00 | 251,885.65 | 251,585.65 |
| 5084595 | 0074237884 | MARGARITA GARCIA | 1221 MARBLE STREET | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 82.19 | 82.19 | 6.50 | 03/01/03 | 02/01/33 | 1,896.21 | 300,000.00 | 299,728.79 | 299,456.11 |
| 5084660 | 0074237959 | PHILIP E MAVES SR | 4017 RAMELLE DRIVE | COUNCIL BLUFFS | IA | 51501 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.35 | 04/01/03 | 03/01/33 | 597.58 | 72,000.00 | 71,963.44 | 71,863.44 |
| 5084702 | 0074237983 | COLEEN P MILLER | 1282 E GARY AVENUE | LAS VEGAS | NV | 89123 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.50 | 03/01/03 | 02/01/33 | 1,591.66 | 207,000.00 | 206,893.24 | 206,683.24 |
| 5084728 | 0074238007 | WILLIE JOHNSON | 3812 JACKSON ST | DENVER | CO | 80205 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.45 | 03/01/03 | 02/01/33 | 1,109.79 | 112,500.00 | 112,500.00 | 112,420.95 |
| 5084744 | 0074238023 | JULIAN P SARRATEGUI | 3454 TERRACE DR | CHINO HILLS | CA | 91709 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.25 | 03/01/03 | 02/01/33 | 1,274.15 | 169,600.00 | 169,491.85 | 169,382.98 |
| 5084819 | 0074238080 | TYNE E BALLOW | 77471 SHERMAN WAY #10 | LOS ANGELES | CA | 91307 | OWNER-OCC | CONDO | 240 | 15.00 | 95.00 | 11.25 | 04/01/03 | 03/01/23 | 219.58 | 20,925.00 | 20,901.61 | 20,901.61 |
| 5084827 | 0074238098 | CHERI L COMSTOCK | 3365 F 5/6 RD | CLIFTON | CO | 81520 | OWNER-OCC | MANUMOBIL | 360 | 90.00 | 90.00 | 10.55 | 03/01/03 | 02/01/33 | 1,016.76 | 110,700.00 | 110,656.46 | 110,612.57 |
| 5084926 | 0074238197 | ALEJANDRO SANCHEZ | 15 MANZANILLA COURT | SAN PABLO | CA | 94806 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 1,567.53 | 248,000.00 | 247,775.80 | 247,550.39 |
| 5084991 | 0074238262 | ANGELO D ROBERSON | 5822 SILLY DEAN ROAD | PINSON | AL | 35126 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.40 | 03/01/03 | 02/01/33 | 1,622.21 | 178,800.00 | 178,727.39 | 178,654.15 |
| 5085030 | 0074238304 | ARMANDO CASTANEDA | 13420 RAMONA PARKWAY | BALDWIN PARK | CA | 91706 | OWNER-OCC | PUD | 360 | 84.75 | 84.75 | 7.10 | 03/01/03 | 02/01/33 | 1,008.05 | 150,000.00 | 149,758.19 | 149,756.19 |
| 5085139 | 0074238353 | SOLEDAD LAM | 16 LYON RIDGE | ALISO VIEJO | CA | 92656 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 7.06 | 03/01/03 | 02/01/33 | 3,582.50 | 535,500.00 | 535,065.79 | 534,679.03 |
| 5085154 | 0074238379 | ARMANDINA M SERNA | 9130 SEAFARER DRIVE | SAN ANTONIO | TX | 78242 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.70 | 04/01/03 | 03/01/33 | 419.76 | 53,600.00 | 53,568.84 | 53,568.84 |
| 5085220 | 0074238403 | YESENIA GARCIA | 1163 PANORAMA DRIVE | ARCADIA | CA | 91007 | OWNER-OCC | SFR | 360 | 78.63 | 78.63 | 6.60 | 03/01/03 | 02/01/33 | 2,554.64 | 400,000.00 | 398,845.38 | 398,288.77 |
| 5085279 | 0074238452 | RICHARD D MULHALL | 14502 SABINE DRIVE | LA MIRADA | CA | 90638 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 2,224.27 | 260,000.00 | 259,877.37 | 259,753.78 |
| 5085337 | 0074238510 | RONALD Y YAMASAKI | 9332 BEVAN AVENUE | WESTMINSTER | CA | 92683 | OWNER-OCC | SFR | 360 | 70.95 | 70.95 | 7.86 | 03/01/03 | 02/01/33 | 2,157.61 | 298,000.00 | 297,587.23 | 297,587.23 |
| 5085378 | 0074238643 | MICHAEL CURTIS | 1941 GRANDE CIRCLE #11 | FAIRFIELD | CA | 94533 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.75 | 03/01/03 | 02/01/33 | 1,190.19 | 127,500.00 | 127,451.68 | 127,403.12 |
| 5085386 | 0074238650 | DEBRA L RENFRO | 6237 WARWOOD ROAD | LAKEWOOD | CA | 90713 | OWNER-OCC | SFR | 360 | 73.43 | 73.43 | 9.00 | 04/01/03 | 03/01/33 | 1,979.38 | 246,000.00 | 246,000.00 | 245,865.62 |
| 5085444 | 0074238718 | SOVANNARITH VEN | 10011 NW PARK PLACE DR | HOUSTON | TX | 77086 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 270.93 | 25,000.00 | 24,973.88 | 24,947.47 |
| 5085451 | 0074238726 | JUDY A CHANDLER | 2222 LOUISIANA STREET | LAWRENCE | KS | 66046 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.65 | 04/01/03 | 03/01/33 | 1,387.93 | 138,550.00 | 138,550.00 | 138,507.16 |
| 5085469 | 0074238734 | EDWARD H CARTER III | 1142 VINEYARD DRIVE | GURNEE | IL | 60031 | OWNER-OCC | SFR | 360 | 73.91 | 73.91 | 6.25 | 03/01/03 | 02/01/33 | 1,877.49 | 340,000.00 | 339,810.01 | 339,318.31 |
| 5085519 | 0074238783 | JAMES W KIRCHART | 123 WELCH | ELSBERRY | MO | 63343 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.40 | 03/01/03 | 02/01/33 | 826.54 | 78,200.00 | 78,158.85 | 78,158.85 |
| 5085592 | 0074238866 | PATRICK L LEONARD | 25725 MOLLER AVENUE | ORLAND | CA | 95963 | OWNER-OCC | MANUMOBIL | 360 | 68.75 | 68.75 | 8.85 | 03/01/03 | 02/01/33 | 1,286.29 | 165,000.00 | 164,903.08 | 164,805.47 |
| 5085634 | 0074238908 | DENA FLEMING | 2202 SUNSET CT | PARK CITY | UT | 84060 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.50 | 03/01/03 | 02/01/33 | 2,258.45 | 357,000.00 | 356,813.34 | 356,268.51 |
| 5085760 | 0074239035 | JOHN G MIKKELSON | 204 E 8TH ST | MOUND CITY | MO | 64470 | OWNER-OCC | SFR | 360 | 71.67 | 71.67 | 10.65 | 04/01/03 | 03/01/33 | 398.17 | 43,000.00 | 42,983.00 | 42,983.00 |
| 5085774 | 0074239047 | JOSEPH L TOUJOUSE | 77229 HIGHWAY 1082 | COVINGTON | LA | 70435 | OWNER-OCC | SFR | 360 | 81.43 | 81.43 | 8.50 | 04/01/03 | 03/01/33 | [illegible] | 660,000.00 | 660,000.00 | 659,479.61 |
| 5085808 | 0074239070 | CHERI I MCKOWEN | 884 BURRIS AVE | APTOS | CA | 95003 | OWNER-OCC | SFR | 360 | 72.06 | 72.06 | 7.85 | 03/01/03 | 02/01/33 | 2,965.68 | 410,000.00 | 409,716.40 | 409,430.95 |
| 5085840 | 0074239112 | JOEL J BARTLETT | 84 BEARTOOTH RD | BIG SKY | MT | 59716 | OWNER-OCC | SFR | 360 | 74.11 | 74.11 | 8.50 | 03/01/03 | 02/01/33 | 1,209.52 | 191,200.00 | 190,853.36 | 190,853.36 |
| 5085949 | 0074239211 | SHARRON D MALONEY | 3031 N CIVIC CENTER PLAZA #314 | SCOTTSDALE | AZ | 85251 | OWNER-OCC | CONDO | 180 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/18 | 275.61 | 23,300.00 | 23,300.00 | 23,252.24 |
| 5085958 | 0074239229 | PATRICIA A MARSHALL | 41 TROPHY RIDGE | SAN ANTONIO | TX | 78258 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.75 | 03/01/03 | 02/01/33 | 2,573.38 | 359,200.00 | 358,948.47 | 358,691.21 |
| 5085984 | 0074239237 | LARRY BELLAMY | 410 TARVER RD | SEALE | AL | 36875 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 03/01/03 | 02/01/33 | 671.75 | 79,200.00 | 79,123.39 | 79,123.38 |
| 5085998 | 0074239260 | ELPIDIO J GARCIA | 815 SW 28 STREET | FT LAUDERDALE | FL | 33315 | OWNER-OCC | SFR | 360 | 74.13 | 74.13 | 10.20 | 03/01/03 | 02/01/33 | 945.93 | 106,000.00 | 105,955.07 | 105,909.76 |
| 5086020 | 0074239294 | DIANNA L AIKEN | 8081 NE 117TH PLACE | KIRKLAND | WA | 98034 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.85 | 03/01/03 | 02/01/33 | 2,076.59 | 352,000.00 | 351,638.41 | 351,277.06 |
| 5086048 | 0074239318 | JAIME GONZALEZ | 3231 S 4100 WEST | WEST VALLEY CITY | UT | 84120 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.70 | 04/01/03 | 03/01/33 | 846.65 | 118,750.00 | 118,665.33 | 118,665.33 |
| 5086053 | 0074239328 | SYLVIA PATTERSON | 5208 DAZZLE DRIVE | DALLAS | TX | 75232 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 03/01/03 | 02/01/33 | 728.19 | 81,600.00 | 81,845.41 | 81,536.53 |
| 5086095 | 0074239389 | PATRICIA A MARSHALL | 41 TROPHY RIDGE | SAN ANTONIO | TX | 78258 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 03/01/03 | 02/01/18 | 992.65 | 89,800.00 | 88,583.10 | 89,344.39 |
| 5086202 | 0074239468 | PANFILO RAMOS | 410 LEWIS STREET | GILROY | CA | 95020 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 758.60 | 70,000.00 | 70,000.00 | 69,928.82 |
| 5086277 | 0074239534 | GUILLERMO CRUZ | 44 HARBOR DRIVE | BAY POINT | CA | 94565 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.95 | 04/01/03 | 03/01/33 | 1,322.25 | 199,750.00 | 199,750.00 | 199,584.64 |
| 5086319 | 0074239575 | MARY E NINO | 20 MARION AVENUE | SALINAS | CA | 93901 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.45 | 03/01/03 | 02/01/33 | 2,578.61 | 308,000.00 | 307,892.57 | 307,692.57 |
| 5086335 | 0074239591 | OZEL KIRKLAND | 17 A NASHUA DRIVE | SCOTTS VALLEY | CA | 95066 | OWNER-OCC | SFR | 360 | 82.17 | 82.17 | 6.99 | 03/01/03 | 02/01/33 | 4,286.88 | 645,000.00 | 644,470.25 | 643,937.41 |
| 5086350 | 0074239617 | ROGER RAMIREZ | 25567 SOTO ROAD | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.40 | 03/01/03 | 02/01/33 | 2,602.58 | 416,075.00 | 415,881.49 | 415,305.83 |
| 5086434 | 0074239690 | EVELYN GOWEL | 25 SELMA AVE | DERBY | CT | 6418 | OWNER-OCC | SFR | 360 | 64.48 | 64.48 | 12.70 | 03/01/03 | 02/01/33 | 1,745.48 | 161,200.00 | 161,200.00 | 161,120.69 |

| 5041 LOAN NUMBER | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5081443 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.850 | Full | B | 532 | 125,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081450 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.050 | Full | B | 585 | 200,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081534 | ARM | 6.750 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.850 | Full | A- | 621 | 326,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081559 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Stated | AA | 680 | 355,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081817 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | PURCHASE | 7.550 | Stated | AA | 644 | 135,000.00 | 135,000.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | | | N |
| 5081825 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.550 | Stated | AA | 685 | 100,000.00 | 0.00 | 1 | 2/4/2003 | 178 | 03/01/03 | Group II | | | N |
| 5081668 | ARM | 6.990 | 17.400 | 11.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.400 | Full | B | 477 | 71,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081724 | ARM | 6.250 | 18.000 | 12.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.000 | Full | C | 508 | 60,000.00 | 0 | 1 | 2/10/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5081732 | ARM | 5.750 | 14.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Full | A- | 511 | 280,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081773 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.250 | Stated | A- | 523 | 280,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081823 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 03/01/05 | PURCHASE | 8.850 | Full | A- | 601 | 358,680.00 | 356580 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081831 | FXD | 0.000 | 9.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.550 | Full | B | 547 | 380,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | | | N |
| 5081858 | ARM | 6.250 | 17.950 | 11.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.950 | Full | B- | 485 | 46,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081963 | ARM | 5.750 | 14.750 | 8.750 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 8.750 | Full | A- | 502 | 235,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082037 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.350 | Full | B | 522 | 310,000.00 | 0 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082094 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 02/01/05 | PURCHASE | 9.300 | Full | B | 540 | 107,000.00 | 105000 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5082102 | ARM | 6.750 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | PURCHASE | 9.600 | Full | C | 571 | 81,000.00 | 80,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082138 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Full | B | 528 | 220,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082177 | ARM | 5.750 | 13.900 | 7.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.900 | Full | A- | 641 | 477,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082193 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | PURCHASE | 10.450 | Full | B | 502 | 100,000.00 | 100000 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082227 | ARM | 6.750 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.350 | Full | A- | 518 | 168,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082235 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.100 | Full | B | 527 | 370,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082278 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.000 | Full | A- | 634 | 320,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 5082376 | ARM | 5.750 | 15.450 | 9.450 | 3 | 1 | 03/01/06 | REFI-CASHOUT | 9.450 | Full | A- | 457 | 265,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082466 | ARM | 6.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Stated | A- | 531 | 90,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5082565 | ARM | 4.990 | 12.550 | 8.550 | 1 | 1 | 03/01/05 | PURCHASE | 8.550 | Stated | A | 650 | 430,000.00 | 429900 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082573 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 650 | 430,000.00 | 429900 | 2 | 2/13/2003 | 239 | 03/01/03 | Group I | | | N |
| 5082631 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.400 | Limited | A | 651 | 112,500.00 | 0 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082680 | ARM | 6.990 | 15.200 | 8.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.200 | Full | B | 490 | 310,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082888 | ARM | 4.990 | 12.475 | 6.475 | 1 | 1 | 02/01/05 | PURCHASE | 6.475 | Full | A | 628 | 430,000.00 | 422500 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082912 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 | PURCHASE | 6.550 | Stated | A | 652 | 460,000.00 | 460,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082920 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | PURCHASE | 8.550 | Stated | B | 581 | 240,000.00 | 240000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5082953 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.500 | Full | A | 641 | 310,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083003 | ARM | 4.250 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.850 | Stated | AA | 643 | 445,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083084 | ARM | 4.990 | 13.000 | 7.000 | 3 | 1 | 02/01/08 | PURCHASE | 7.000 | Full | A- | 699 | 215,000.00 | 215,000.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083118 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | PURCHASE | 7.100 | Stated | A | 711 | 450,000.00 | 409000 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083142 | ARM | 4.990 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | PURCHASE | 6.000 | Stated | A | 681 | 500,000.00 | 500000 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083167 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 447 | 84,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083183 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | PURCHASE | 10.700 | Full | B | 611 | 72,000.00 | 72000 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083290 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Full | A- | 611 | 97,000.00 | 0 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083373 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.950 | Limited | A- | 566 | 555,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083407 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 543 | 242,500.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083472 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 470 | 82,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083522 | ARM | 6.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | A- | 511 | 178,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083540 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.600 | Full | A | 621 | 455,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5083667 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 879 | 150,000.00 | 137,000.00 | 2 | 1/22/2003 | 178 | 04/01/03 | Group I | | | N |
| 5083670 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.990 | Full | A | 663 | 515,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5083696 | FXD | 0.000 | 9.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.000 | Stated | A | 722 | 108,000.00 | 0.00 | 1 | 1/29/2003 | 178 | 04/01/03 | Group II | | | N |
| 5083738 | ARM | 6.250 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Full | B- | 632 | 530,000.00 | 0 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083860 | ARM | 5.990 | 17.350 | 11.350 | 3 | 1 | 02/01/06 | PURCHASE | 11.350 | Full | B | 0 | 89,000.00 | 89,000.00 | 1 | 1/20/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5083894 | FXD | 0.000 | 8.625 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.625 | Stated | AA | 657 | 185,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | | | N |
| 5083978 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE | 7.800 | Full | B | 580 | 221,000.00 | 219,500.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084033 | ARM | 6.990 | 16.150 | 10.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.150 | Stated | B | 504 | 494,000.00 | 0 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5084058 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | PURCHASE | 9.250 | Full | A- | 639 | 104,500.00 | 104,500.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084132 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Full | B | 624 | 135,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084207 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Full | A- | 607 | 180,000.00 | 0 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084231 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.600 | Stated | AA | 683 | 465,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group I | | | N |
| 5084306 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | PURCHASE | 8.990 | Full | A | 666 | 238,000.00 | 238,000.00 | 2 | 1/22/2003 | 238 | 04/01/03 | Group II | | | N |
| 5084348 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | PURCHASE | 9.600 | Full | B | 624 | 212,000.00 | 206520 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084363 | ARM | 4.250 | 11.750 | 5.750 | 1 | 1 | 02/01/05 | PURCHASE | 5.750 | Stated | AA | 700 | 610,000.00 | 610000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084371 | ARM | 5.750 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.850 | Full | A- | 517 | 85,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084397 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.450 | Full | B- | 0 | 110,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084488 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 682 | 300,000.00 | 290,000.00 | 2 | 1/16/2003 | 238 | 03/01/03 | Group II | | | N |
| 5084520 | ARM | 8.750 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.650 | Limited | C | 568 | 81,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5084538 | FXD | 0.000 | 10.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.250 | Stated | A- | 694 | 188,500.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5084587 | ARM | 4.250 | 13.000 | 7.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.000 | Stated | AA | 720 | 280,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5084595 | ARM | 4.260 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 680 | 365,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084660 | ARM | 6.750 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.350 | Limited | C | 566 | 96,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5084702 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.500 | Full | A- | 535 | 230,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | | | N |
| 5084728 | ARM | 5.990 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Stated | B | 496 | 150,000.00 | 0.00 | 1 | 1/21/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5084744 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.250 | Full | A- | 528 | 212,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084819 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 675 | 140,000.00 | 139,500.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5084827 | ARM | 5.750 | 16.550 | 10.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.550 | Full | A- | 627 | 123,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5084926 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.500 | Stated | AA | 654 | 310,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5084991 | ARM | 5.750 | 16.400 | 10.400 | 3 | 1 | 02/01/08 | PURCHASE | 10.400 | Stated | A- | 534 | 223,500.00 | 223500 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085030 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.100 | Stated | AA | 682 | 177,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group I | | | N |
| 5085139 | ARM | 4.990 | 13.055 | 7.055 | 1 | 1 | 02/01/05 | PURCHASE | 7.055 | Full | A | 644 | 630,000.00 | 630000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085154 | ARM | 4.990 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.700 | Stated | A | 630 | 67,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5085220 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | PURCHASE | 6.600 | Full | A | 712 | 622,000.00 | 622,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085279 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | B | 491 | 329,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085337 | ARM | 5.990 | 13.860 | 7.860 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.860 | Stated | B | 581 | 420,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5085378 | ARM | 8.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.750 | Stated | B- | 477 | 150,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085386 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.000 | Full | A- | 487 | 335,000.00 | 0.00 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085444 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 650 | 125,000.00 | 125,000.00 | 2 | 1/23/2003 | 238 | 03/01/03 | Group II | | | N |
| 5085451 | ARM | 6.250 | 17.650 | 11.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.650 | Full | B- | 487 | 163,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085469 | ARM | 4.250 | 11.250 | 5.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 6.250 | Full | AA | 655 | 480,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085519 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.400 | Full | B- | 491 | 92,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5085592 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.850 | Full | B | 552 | 240,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085634 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 663 | 470,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085760 | ARM | 6.750 | 16.650 | 10.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.650 | Full | B- | 530 | 60,000.00 | 0 | 1 | 2/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5085774 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.500 | Stated | A- | 537 | ########## | 0.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085808 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Full | B | 584 | 569,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085840 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.500 | Stated | AA | 643 | 258,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | | | N |
| 5085949 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | A | 617 | 116,500.00 | 116,500.00 | 2 | 2/12/2003 | 179 | 03/01/03 | Group II | | | N |
| 5085958 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 02/01/05 | PURCHASE | 7.750 | Stated | A | 701 | 500,000.00 | 449000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5085984 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.600 | Full | A- | 521 | 88,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5085998 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | A- | 483 | 143,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086020 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 02/01/05 | PURCHASE | 5.850 | Full | A | 675 | 440,000.00 | 445,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086048 | ARM | 4.250 | 13.700 | 7.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.700 | Stated | AA | 682 | 125,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5086053 | FXD | 0.000 | 10.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.200 | Full | A | 639 | 102,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 03/01/03 | Group I | | | N |
| 5086095 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 701 | 500,000.00 | 449,000.00 | 2 | 1/21/2003 | 178 | 03/01/03 | Group II | | | N |
| 5086202 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 655 | 350,000.00 | 350000 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5086277 | FXD | 0.000 | 6.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.950 | Stated | AA | 734 | 235,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 5086319 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.450 | Limited | B | 517 | 345,000.00 | 0 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5086335 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.990 | Full | A- | 691 | 765,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086350 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 02/01/05 | PURCHASE | 6.400 | Full | A | 611 | 489,500.00 | 489500 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086434 | ARM | 6.750 | 18.700 | 12.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.700 | Full | D | 533 | 250,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)841-4378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | $27,853,520.35 ORIG LOAN AMOUNT | $26,895,587.98 PRINCIPAL BALANCE | $26,870,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5086459 | 0074238718 | DEBRA L NUSSELL | 4539 POLK CITY RD | HAINES CITY | FL | 33844 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.50 | 04/01/03 | 03/01/33 | 892.99 | 106,200.00 | 106,200.00 | 106,147.78 | ARM | 4.890 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 522 | 118,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086546 | 0074238823 | CATHLEEN H ROOBY | 7202 NW 132 TERRACE | GAINESVILLE | FL | 32653 | OWNER-OCC | SFR | 180 | 90.00 | 90.00 | 6.99 | 03/01/03 | 02/01/18 | 3,355.04 | 373,500.00 | 371,340.81 | 370,148.83 | FXD | 0.000 | 6.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.990 | Full | A | 633 | 415,000.00 | 0.00 | 1 | 1/31/2003 | 178 | 03/01/03 | Group II | | | N |
| 5086632 | 0074238880 | ANGEL GIBBS | 16750 DIAMOND PLACE | WESTON | FL | 33331 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.99 | 03/01/03 | 02/01/33 | 2,309.17 | 315,000.00 | 314,574.99 | 314,574.99 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 522 | 350,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5086673 | 0074238922 | LINDA COOPER | 4467 CARAMBOLA CIR S 2807 | COCONUT CREEK | FL | 33066 | OWNER-OCC | CONDO | 360 | 62.48 | 62.48 | 7.80 | 04/01/03 | 03/01/33 | 676.68 | 94,000.00 | 93,934.32 | 93,934.32 | ARM | 5.890 | 13.800 | 7.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.800 | Full | B | 605 | 114,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5086723 | 0074238971 | SHANNI TALISTU | 370 GOLDENSLOPES CT. | BENICIA | CA | 94510 | OWNER-OCC | SFR | 360 | 58.42 | 58.42 | 10.90 | 03/01/03 | 02/01/33 | 2,097.41 | 222,000.00 | 221,837.44 | 221,837.44 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.900 | Full | C | 509 | 380,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5086780 | 0074240037 | JEFFREY DEMBICER | 1250 31ST AVE | SAN FRANCISCO | CA | 94122 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.85 | 03/01/03 | 02/01/33 | 4,140.78 | 567,000.00 | 566,615.68 | 566,220.81 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Full | B | 620 | 630,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086897 | 0074240138 | DENNIS GOODMAN | 1219 SE 11 AVENUE | DEERFIELD BEACH | FL | 33441 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 2,378.46 | 330,400.00 | 330,169.14 | 329,936.78 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE | 7.800 | Full | A | 675 | 413,000.00 | 413000 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5086996 | 0074240235 | DAVID J KONDRICK | 1078 RILEY STREET | BAY SHORE | NY | 11706 | OWNER-OCC | SFR | 360 | 59.13 | 59.13 | 12.40 | 03/01/03 | 02/01/33 | 1,440.93 | 136,000.00 | 135,928.44 | 135,928.44 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.400 | Full | D | 507 | 230,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5087002 | 0074240243 | JAIME IMEJIA | 8114 LITTLE BRANDYWINE CK | SAN ANTONIO | TX | 78233 | NON OWNER | SFR | 360 | 54.22 | 54.22 | 8.80 | 03/01/03 | 02/01/33 | [illegible] | 45,000.00 | 44,958.27 | 44,958.27 | ARM | 5.990 | 15.800 | 8.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.800 | Full | B | 552 | 83,000.00 | 0 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5087093 | 0074240334 | CHRISNAWATTEE RAMDEHALI | 121 20 150TH AVE | SOUTH OZONE PARK | NY | 11420 | OWNER-OCC | 2-4 UNITS | 360 | 54.62 | 54.62 | 8.99 | 04/01/03 | 03/01/33 | 2,041.92 | 254,000.00 | 254,000.00 | 253,860.98 | ARM | 6.250 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.990 | Stated | B- | 509 | 465,000.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087268 | 0074240490 | LAWRENCE E DENNING | 1475 S YELLOW BRICK ROAD | CHINO VALLEY | AZ | 86323 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.30 | 03/01/03 | 02/01/33 | 1,131.98 | 125,800.00 | 125,747.80 | 125,695.16 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.300 | Full | B | 554 | 148,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | | | N |
| 5087291 | 0074240532 | MICHAEL K RAGAN | 268 BONNIE REGAN RD | THOMASVILLE | NC | 27360 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 | 02/01/33 | 729.81 | 97,600.00 | 97,537.12 | 97,473.81 | FXD | 0.000 | 8.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.200 | Full | B | 571 | 122,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5087358 | 0074240599 | MARK W DYER | 2677 STRAND RD | MUSKEGON | MI | 49445 | OWNER-OCC | SFR | 360 | 74.71 | 74.71 | 10.50 | 04/01/03 | 03/01/33 | 594.58 | 65,000.00 | 64,974.16 | 64,974.16 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Full | B- | 0 | 87,000.00 | 0 | 1 | 2/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5087424 | 0074240664 | ERIC R MILLER | 2705 PARK PLACE | EVANSTON | IL | 60201 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.20 | 03/01/03 | 02/01/33 | 4,486.53 | 600,000.00 | 599,613.47 | 599,224.30 | ARM | 5.750 | 14.200 | 8.200 | 1 | 1 | 08/01/03 | REFI-CASHOUT | 8.200 | Full | A- | 570 | 750,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087549 | 0074240789 | LEIGH C JOHNSON | 145 KEARNEY WAY | VACAVILLE | CA | 95687 | OWNER-OCC | SFR | 360 | 89.74 | 89.74 | 7.49 | 03/01/03 | 02/01/33 | 1,711.40 | 245,000.00 | 244,765.87 | 244,582.32 | ARM | 5.750 | 13.490 | 7.490 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.490 | Full | A- | 528 | 273,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087572 | 0074240813 | STANLEY KATOMSKI | 35345 RIDGEVIEW PLACE | YUCAIPA | CA | 92399 | OWNER-OCC | SFR | 360 | 86.96 | 86.96 | 7.80 | 03/01/03 | 02/01/33 | 2,879.49 | 400,000.00 | 399,720.51 | 399,439.20 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.800 | Full | AA | 625 | 460,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5087663 | 0074240904 | RANDY WICKLUND | 3140 NW 18TH STREET | OKLAHOMA CITY | OK | 73107 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.55 | 03/01/03 | 02/01/33 | 1,589.00 | 207,000.00 | 206,857.20 | 206,732.06 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 08/01/03 | REFI-CASHOUT | 8.550 | Full | A- | 525 | 230,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087671 | 0074240912 | LARRY BERTRAM | 12993 OJAI | SANTA PAULA | CA | 93060 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.38 | 03/01/03 | 02/01/33 | 2,455.58 | 393,800.00 | 393,235.44 | 392,868.94 | FXD | 0.000 | 8.375 | 0.000 | 0 | 0 | | PURCHASE | 8.375 | Stated | AA | 711 | 492,000.00 | 492,000.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 5087697 | 0074240938 | JAMES BREWER | 12349 1/2 S PEORIA STREET | CALUMET PARK | IL | 60827 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 03/01/03 | 02/01/33 | 581.73 | 68,000.00 | 67,967.94 | 67,935.62 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | A- | 530 | 80,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087713 | 0074240953 | JAIME IMEJIA | 15829 SPYGLASS TRAIL | SAN ANTONIO | TX | 78247 | OWNER-OCC | PUD | 360 | 79.99 | 79.99 | 11.05 | 03/01/03 | 02/01/33 | 1,210.97 | 126,650.00 | 126,560.24 | 126,560.24 | FXD | 0.000 | 11.050 | 0.000 | 0 | 0 | | PURCHASE | 11.050 | Full | D | 552 | 159,000.00 | 158,330.00 | 1 | 1/24/2003 | 358 | 04/01/03 | Group II | | | N |
| 5087747 | 0074240987 | MICHAEL R ACKELBEIN | 30 OVERLAKE COURT | OAKLAND | CA | 94611 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.84 | 04/01/03 | 03/01/33 | 4,425.71 | 558,000.00 | 558,000.00 | 557,684.80 | ARM | 5.990 | 14.840 | 8.840 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.840 | Full | A- | 527 | 620,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087788 | 0074241027 | MICHAEL GIACOMINO | 39W197 EAST BURNHAM LANE | GENEVA | IL | 60134 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.76 | 04/01/03 | 03/01/23 | 609.08 | 59,993.80 | 59,922.16 | 59,922.16 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 688 | 299,969.00 | 299,969.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 5087812 | 0074241050 | JEFFREY A SMITH | 4807 BROWNDEER LANE | ROLLING HILLS ESTATE | CA | 90275 | OWNER-OCC | SFR | 360 | 78.00 | 78.00 | 7.99 | 03/01/03 | 02/01/33 | 4,457.08 | 608,000.00 | 607,591.21 | 607,179.69 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 543 | 800,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5087820 | 0074241068 | THOMAS E WEBSTER | 1423 ELEVENTH STREET #152 | PORT ARANSAS | TX | 78373 | 2ND HOME | CONDO | 360 | 85.00 | 85.00 | 10.10 | 03/01/03 | 02/01/33 | 300.89 | 34,000.00 | 33,985.10 | 33,985.10 | FXD | 0.000 | 10.100 | 0.000 | 0 | 0 | | PURCHASE | 10.100 | Full | A | 619 | 45,000.00 | 40,000.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | | | N |
| 5087945 | 0074241183 | CARLENE M SCHMIDT | 117 N FORT STREET | NIXA | MO | 65714 | OWNER-OCC | SFR | 360 | 84.14 | 84.14 | 12.15 | 04/01/03 | 03/01/33 | 634.51 | 61,000.00 | 60,983.12 | 60,983.12 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.150 | Full | B- | 473 | 72,500.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088059 | 0074241290 | STEVEN P SPRING | 2717 S VILLA DRIVE | EVANSVILLE | IN | 47713 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 395.14 | 42,500.00 | 42,500.00 | 42,483.82 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | B- | 455 | 50,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088067 | 0074241308 | DANIEL M HERNANDEZ | 1117 LAMAR | SAN ANTONIO | TX | 78202 | OWNER-OCC | SFR | 240 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/23 | 374.18 | 35,200.00 | 35,041.97 | 35,002.15 | FXD | 0.000 | 11.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.450 | Full | A- | 535 | 44,000.00 | 0.00 | 1 | 1/31/2003 | 238 | 03/01/03 | Group II | | | N |
| 5088075 | 0074241316 | LEON P ANGELICH SR | 2411 RIDGEVIEW STREET | AUSTIN | TX | 78704 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.85 | 03/01/03 | 02/01/33 | 2,381.56 | 300,000.00 | 299,830.94 | 299,660.63 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.850 | Full | A | 605 | 375,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | | | N |
| 5088083 | 0074241324 | RUFINO NUNEZ | 7759 BEECHWOOD WAY | STANTON | CA | 90680 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.76 | 03/01/03 | 02/01/23 | 487.87 | 45,000.00 | 44,952.06 | 44,905.45 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 644 | 225,000.00 | 225,000.00 | 2 | 1/17/2003 | 238 | 03/01/03 | Group I | | | N |
| 5088091 | 0074241332 | LISA S DEAN | 1109 N PITT ST UNIT 1B | ALEXANDRIA | VA | 22314 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 9.45 | 04/01/03 | 03/01/33 | 1,272.56 | 152,000.00 | 152,000.00 | 151,924.44 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 489 | 190,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088125 | 0074241365 | DELIA GUTIERREZ | 1814 BELINDA DRIVE | WESLACO | TX | 78596 | OWNER-OCC | SFR | 360 | 78.83 | 78.83 | 8.45 | 03/01/03 | 02/01/33 | 826.61 | 108,000.00 | 107,933.89 | 107,867.31 | FXD | 0.000 | 8.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.450 | Stated | A | 698 | 137,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5088174 | 0074241415 | FRANKLIN D LOVELL | 3212 NAYLOR ROAD | SAN DIEGO | CA | 92173 | OWNER-OCC | SFR | 360 | 89.91 | 89.91 | 7.65 | 03/01/03 | 02/01/33 | 2,054.05 | 289,500.00 | 289,291.51 | 289,081.69 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.650 | Stated | AA | 644 | 322,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | | | N |
| 5088182 | 0074241423 | MINNIE FORD | 6960 QUAIL HOLLOW | TEMPLE | TX | 76502 | OWNER-OCC | MANU/MOBIL | 360 | 74.22 | 74.22 | 9.85 | 04/01/03 | 03/01/33 | 578.83 | 66,800.00 | 66,769.49 | 66,769.49 | FXD | 0.000 | 9.850 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 9.850 | Full | B | 548 | 90,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | | | N |
| 5088208 | 0074241431 | DAMADO VIDAL | 921 W LULLWOOD AVENUE | SAN ANTONIO | TX | 78201 | OWNER-OCC | SFR | 360 | 72.87 | 72.87 | 11.25 | 03/01/03 | 02/01/33 | 456.50 | 47,000.00 | 46,968.11 | 46,968.11 | ARM | 5.990 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.250 | Full | B | 532 | 64,500.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088224 | 0074241456 | KEVIN BREAZEALE | 4402 WINGATE STREET | PHILADELPHIA | PA | 19136 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 04/01/03 | 03/01/33 | 1,308.90 | 153,000.00 | 152,927.85 | 152,927.85 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | B | 474 | 180,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088257 | 0074241480 | CRAIG T SPRINGER | 639 W NATAL CIRCLE | MESA | AZ | 85210 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.35 | 03/01/03 | 02/01/33 | 1,867.35 | 225,000.00 | 224,885.78 | 224,770.67 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.350 | Full | A- | 522 | 250,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088315 | 0074241548 | DONALD SLUSSER JR | 103 HENRY MEYERS BL | SUMMERVILLE | SC | 29483 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 819.48 | 68,000.00 | 68,000.00 | 67,972.68 | ARM | 6.750 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | A- | 538 | 80,000.00 | 0.00 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088323 | 0074241555 | BARBARA MAJOR | ROUTE 4 BOX 55-PC | KINGSTREE | SC | 29556 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 8.80 | 04/01/03 | 03/01/33 | 489.97 | 62,000.00 | 62,000.00 | 61,964.70 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | PURCHASE | 8.800 | Full | B | 608 | 85,000.00 | 77,500.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | | | N |
| 5088384 | 0074241597 | CLARENCE L YEAGER JR | 2385 N SUTTON | VIDOR | TX | 77662 | OWNER-OCC | SFR | 360 | 78.04 | 78.04 | 9.70 | 03/01/03 | 02/01/33 | 456.41 | 53,350.00 | 53,299.47 | 53,299.47 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.700 | Full | A- | 534 | 67,500.00 | 0.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088408 | 0074241639 | JEREL W EMS | 2145 MCAURTHUR AVENUE | COLORADO SPRINGS | CO | 80909 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 03/01/03 | 02/01/33 | 1,295.73 | 189,000.00 | 188,707.15 | 188,707.15 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 642 | 210,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group I | | | N |
| 5088430 | 0074241662 | TODD MOGE | 2820 MONTANA DRIVE | KANNAPOLIS | NC | 28083 | OWNER-OCC | MANU/MOBIL | 360 | 79.61 | 79.61 | 11.70 | 03/01/03 | 02/01/33 | 828.60 | 82,400.00 | 82,349.35 | 82,349.35 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 491 | 103,500.00 | 103500 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088497 | 0074241720 | JAMES SEKI | 18477 STONEGATE LANE | ROWLAND HEIGHTS | CA | 91748 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.75 | 03/01/03 | 02/01/33 | 4,223.78 | 589,500.00 | 589,082.19 | 588,663.42 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 02/01/05 | PURCHASE | 7.750 | Full | A- | 713 | 655,000.00 | 655,000.00 | 1 | 1/22/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088554 | 0074241787 | JAMES D LINCECUM | RR 2 BOX 3836 | ANDERSON | MO | 64831 | OWNER-OCC | SFR | 360 | 65.60 | 65.60 | 8.85 | 04/01/03 | 03/01/33 | 650.96 | 82,000.00 | 81,953.79 | 81,953.78 | ARM | 5.990 | 14.850 | 8.850 | 3 | 1 | 03/01/06 | REFI-CASHOUT | 8.850 | Full | B | 534 | 125,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088570 | 0074241803 | JUAN TIJERINA JR | 4574 RARITAN CT | DENVER | CO | 80211 | OWNER-OCC | SFR | 360 | 89.95 | 89.95 | 9.60 | 04/01/03 | 03/01/33 | 1,403.71 | 165,500.00 | 165,420.29 | 165,420.29 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 03/01/06 | REFI-NO CASHOUT | 9.600 | Full | A- | 571 | 184,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088695 | 0074241928 | GREGORY H BARBER | 606 BAY GREEN DRIVE | ARNOLD | MD | 21012 | OWNER-OCC | PUD | 360 | 71.38 | 71.38 | 9.50 | 04/01/03 | 03/01/33 | 2,455.30 | 292,000.00 | 291,856.37 | 291,856.37 | ARM | 5.990 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.500 | Full | B | 483 | 409,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088703 | 0074241936 | GUADALUPE MOTA | 871-873 SMITH STREET | PROVIDENCE | RI | 2908 | OWNER-OCC | 2-4 UNITS | 360 | 62.86 | 62.86 | 10.45 | 04/01/03 | 03/01/33 | 1,202.53 | 132,000.00 | 131,946.97 | 131,946.97 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | B- | 457 | 210,000.00 | 0 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088711 | 0074241944 | CALVIN HAIRSTON | 101 N MONROE AVE | COLUMBUS | OH | 43203 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.50 | 03/01/03 | 02/01/33 | 786.20 | 93,500.00 | 93,407.65 | 93,407.65 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.500 | Full | A- | 573 | 110,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group I | | | N |
| 5088794 | 0074242025 | DANIEL ESPARZA | 537 SOUTH BARNWELL STREET | OCEANSIDE | CA | 92054 | OWNER-OCC | SFR | 360 | 84.98 | 84.98 | 8.45 | 04/01/03 | 03/01/33 | 1,775.67 | 232,000.00 | 232,000.00 | 231,858.00 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.450 | Limited | A- | 673 | 273,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088802 | 0074242033 | SALLY HERNANDEZ | 9505 LEMONA AVENUE | LOS ANGELES | CA | 91343 | OWNER-OCC | SFR | 360 | 69.31 | 69.31 | 6.90 | 03/01/03 | 02/01/33 | 1,620.36 | 246,031.00 | 245,825.37 | 245,618.48 | ARM | 5.990 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.900 | Stated | B | 601 | 355,000.00 | 0 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5088893 | 0074242124 | RICHARD J CHORTANIAN | 8380 N SHARON AVENUE | FRESNO | CA | 93720 | OWNER-OCC | SFR | 360 | 89.00 | 89.00 | 7.80 | 04/01/03 | 03/01/33 | 1,326.73 | 184,300.00 | 184,300.00 | 184,171.22 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.800 | Stated | AA | 676 | 194,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | | | N |
| 5088901 | 0074242132 | ROBERT KNANN | 67 WAMBOLD LANE | PETALUMA | CA | 94952 | OWNER-OCC | SFR | 360 | 75.53 | 75.53 | 6.50 | 03/01/03 | 02/01/33 | 3,160.35 | 500,000.00 | 499,547.98 | 499,093.91 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.500 | Stated | AA | 650 | 662,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5088943 | 0074242173 | BRIAN A HARNETT | 405 INTREPID COURT | NEWPORT BEACH | CA | 92663 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 7.81 | 03/01/03 | 02/01/33 | 2,334.43 | 324,000.00 | 323,481.30 | 323,481.30 | ARM | 4.990 | 13.810 | 7.810 | 1 | 1 | 02/01/05 | PURCHASE | 7.810 | Stated | A | 680 | 405,000.00 | 405000 | 1 | 1/17/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5088978 | 0074242207 | PAUL JACOBS | 18328 E FONDALE STREET | AZUSA | CA | 91702 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 1,087.16 | 172,000.00 | 171,688.17 | 171,688.17 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.500 | Stated | AA | 694 | 215,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group I | | | N |
| 5088990 | 0074242280 | MICHAEL S JOHNSON | 280 E 200 SOUTH | DELTA | UT | 84624 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 7.75 | 03/01/03 | 02/01/33 | 669.86 | 93,473.00 | 93,407.02 | 93,340.61 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.750 | Full | A | 613 | 103,859.02 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089040 | 0074242308 | MICHAEL D GALLIP | 18 HAWTHORNE LANE | METROPOLIS | IL | 62960 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.05 | 03/01/03 | 02/01/33 | 1,824.23 | 207,000.00 | 206,909.40 | 206,818.04 | ARM | 6.750 | 16.050 | 10.050 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.050 | Full | A- | 527 | 230,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089066 | 0074242355 | GARY P DABROWSKI | 37 BROOK STREET | NAUGATUCK | CT | 6770 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 04/01/03 | 03/01/33 | 1,166.85 | 124,000.00 | 124,000.00 | 123,954.32 | ARM | 6.750 | 16.850 | 10.850 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.850 | Full | C | 554 | 155,000.00 | 0 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089115 | 0074242371 | DENNIS P SCAFF | 13511 FM ROAD 2338 | GEORGETOWN | TX | 78628 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 12.40 | 03/01/03 | 02/01/33 | 710.35 | 67,800.00 | 67,782.25 | 67,764.32 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 | 02/01/05 | PURCHASE | 12.400 | Full | C | 510 | 85,000.00 | 84,750.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089149 | 0074242405 | JENNIFER RUEDAS | 4402 SOJOURNER STREET | AUSTIN | TX | 78725 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 11.25 | 03/01/03 | 02/01/33 | 924.65 | 95,200.00 | 95,167.85 | 95,135.40 | ARM | 6.250 | 17.250 | 11.250 | 3 | 1 | 02/01/06 | PURCHASE | 11.250 | Full | B- | 519 | 120,000.00 | 119000 | 1 | 1/23/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089208 | 0074242420 | JOHN PANNEBAKER | 2241 MARIPOSA AVENUE | BOULDER | CO | 80302 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.35 | 03/01/03 | 02/01/33 | 2,673.04 | 352,500.00 | 352,500.00 | 352,058.61 | ARM | 5.990 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.350 | Stated | B | 644 | 470,000.00 | 0 | 1 | 1/17/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5089224 | 0074242504 | WILLIAM PICKERING JR | 2331 CUMBERLAND AVE | CHARLOTTE | NC | 28203 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 03/01/03 | 02/01/33 | 3,528.38 | 544,000.00 | 543,621.62 | 543,080.61 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | PURCHASE | 6.750 | Stated | AA | 762 | 680,000.00 | 680,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5089287 | 0074242553 | LORENA C CASTILLO | 45 NEBRASKA STREET | SAN FRANCISCO | CA | 94110 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 | 04/01/03 | 03/01/33 | 3,494.57 | 520,000.00 | 520,000.00 | 519,582.10 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 03/01/05 | PURCHASE | 7.100 | Full | A | 638 | 650,000.00 | 650000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089304 | 0074242561 | BLANCA L ORTEGA | 1525 6TH STREET | RICHMOND | CA | 94801 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.20 | 04/01/03 | 03/01/33 | 1,433.18 | 234,000.00 | 234,000.00 | 233,775.82 | ARM | 4.990 | 12.200 | 6.200 | 1 | 1 | 03/01/05 | PURCHASE | 6.200 | Full | A | 748 | 260,000.00 | 260,000.00 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089362 | 0074242629 | SAMUEL TAPIA | 6781 MINNOW AVENUE | KINGS BEACH | CA | 96143 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.50 | 03/01/03 | 02/01/33 | 1,749.44 | 191,250.00 | 191,097.33 | 191,097.33 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 488 | 255,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5089386 | 0074242645 | ALICE M SCHWARTZ | 2137 VIVIAN ST | LONGMONT | CO | 80501 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 | 02/01/33 | 1,842.14 | 210,800.00 | 210,705.74 | 210,610.78 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | B | 518 | 248,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089412 | 0074242678 | AARON B HALL | 1907 CRESTVIEW DRIVE | JOHNSTOWN | CO | 80534 | OWNER-OCC | SFR | 360 | 93.20 | 93.20 | 7.70 | 03/01/03 | 02/01/33 | 1,368.88 | 192,000.00 | 191,863.11 | 191,725.24 | ARM | 4.250 | 13.700 | 7.700 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.700 | Stated | AA | 653 | 206,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089446 | 0074242703 | WILLIAM J GAISER | 2858 E MAIN ROAD | PORTSMOUTH | RI | 2871 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/18 | 238.29 | 20,800.00 | 20,800.00 | 20,754.20 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Full | A | 633 | 104,000.00 | 104,000.00 | 2 | 2/19/2003 | 179 | 03/01/03 | Group II | | | N |
| 5089461 | 0074242728 | JOHN ALPILLERA | 2731 DUNDALK WAY | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 240 | 19.80 | 99.00 | 10.75 | 04/01/03 | 03/01/23 | 693.41 | 68,300.00 | 68,218.44 | 68,218.44 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 700 | 344,950.00 | 344,950.00 | 2 | 2/14/2003 | 239 | 04/01/03 | Group I | | | N |
| 5089560 | 0074242827 | NOE VARGAS | 700 7TH AVENUE | REDWOOD CITY | CA | 94063 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.00 | 03/01/03 | 02/01/33 | 2,658.55 | 399,600.00 | 399,272.45 | 398,942.90 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 02/01/08 | PURCHASE | 7.000 | Stated | A | 673 | 507,000.00 | 499,500.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089586 | 0074242843 | DOLORES DELA CRUZ | 6 WAKEFIELD AVENUE | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 73.08 | 73.08 | 7.90 | 03/01/03 | 02/01/33 | 2,761.67 | 380,000.00 | 379,778.57 | 379,778.57 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.900 | Stated | A | 630 | 520,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | | | N |
| 5089602 | 0074242868 | JOSEPH T MONETTI | 2064 LONG COVE DRIVE | OXNARD | CA | 93036 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 7.05 | 04/01/03 | 03/01/33 | 2,735.40 | 409,083.00 | 408,750.96 | 408,750.96 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 03/01/05 | PURCHASE | 7.050 | Full | A | 655 | 481,500.00 | 481,275.00 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5089663 | 0074242926 | JOHN M CUMMINGS | 15754 BARTLETT RD | DOW | IL | 62022 | OWNER-OCC | SFR | 360 | 76.19 | 76.19 | 10.50 | 04/01/03 | 03/01/33 | 940.81 | 102,850.00 | 102,850.00 | 102,809.13 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 508 | 135,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089727 | 0074242983 | THOMAS BUSBY | 2545 83RD AVENUE | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 04/01/03 | 03/01/33 | 2,010.93 | 212,000.00 | 212,000.00 | 211,923.57 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 600 | 265,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089750 | 0074243007 | DEBORAH D POOL | 6146 VILLAGE WAY | SAN ANTONIO | TX | 78218 | NON OWNER | SFR | 360 | 60.00 | 60.00 | 14.35 | 03/01/03 | 02/01/33 | 378.35 | 31,200.00 | 31,188.84 | 31,188.84 | ARM | 6.750 | 20.350 | 14.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 14.350 | Stated | C | 509 | 52,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5089784 | 0074243049 | NATASCHA DIMITRIJEVIC | 636 DELL RD | PACIFICA | CA | 94044 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,408.79 | 387,280.00 | 387,280.00 | 386,557.23 | ARM | 5.750 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 680 | 500,000.00 | 484,100.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5089800 | 0074243060 | KEVIN ESTER | 10115 HOLLY DRIVE | EVERETT | WA | 98204 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.15 | 03/01/03 | 02/01/33 | 1,156.41 | 120,000.00 | 119,958.59 | 119,916.80 | ARM | 6.750 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | PURCHASE | 11.150 | Full | C | 508 | 150,000.00 | 150000 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5089917 | 0074243171 | RONALD MCKENZIE | 39699 WARD RD | MONMOUTH | OR | 97361 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.05 | 04/01/03 | 03/01/33 | 887.99 | 132,800.00 | 132,800.00 | 132,692.21 | ARM | 4.990 | 13.050 | 7.050 | 3 | 1 | 03/01/06 | PURCHASE | 7.050 | Stated | A | 642 | 172,000.00 | 166,000.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5089941 | 0074243205 | KELLY DWYER | 136 OAK AVENUE | SAN ANSELMO | CA | 94960 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.45 | 03/01/03 | 02/01/33 | 5,625.49 | 735,000.00 | 734,550.14 | 734,097.11 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 02/01/05 | PURCHASE | 8.450 | Stated | A | 608 | ########## | 840000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5089966 | 0074243221 | ERICH PROUDFIT | 2205 VENTURA PLACE | SANTA CLARA | CA | 95051 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 | 02/01/33 | 2,426.91 | 380,000.00 | 379,663.09 | 379,324.33 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | PURCHASE | 6.600 | Full | A | 705 | 475,000.00 | 475000 | 1 | 1/30/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090014 | 0074243238 | FRANK M GOODWILLER | 1087 O'BRIEN COURT | SAN JOSE | CA | 95126 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 03/01/03 | 02/01/33 | 2,332.73 | 356,000.00 | 355,397.16 | 355,397.16 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | PURCHASE | 6.850 | Stated | A | 738 | 450,000.00 | 445,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5090071 | 0074243287 | ROBERT B LACER | 2409 PARKWOOD | MODESTO | CA | 95355 | OWNER-OCC | SFR | 360 | 78.33 | 78.33 | 10.50 | 03/01/03 | 02/01/33 | 1,074.82 | 117,500.00 | 117,453.31 | 117,406.21 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 519 | 150,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090167 | 0074243403 | WILLIAM A FIELHABER | 8400 62ND STREET S W | MINOT | ND | 58701 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.60 | 03/01/03 | 02/01/33 | 1,329.38 | 131,200.00 | 131,160.75 | 131,121.12 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.600 | Full | C | 575 | 164,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090311 | 0074243577 | BUDDY PITTS | 17310 148TH AVENUE E | ORTING | WA | 98360 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.35 | 03/01/03 | 02/01/33 | 2,529.71 | 333,600.00 | 333,391.58 | 333,181.71 | ARM | 4.990 | 14.350 | 8.350 | 1 | 1 | 02/01/05 | PURCHASE | 8.350 | Stated | A | 600 | 417,000.00 | 417,000.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090360 | 0074243627 | SUZANNE M COUCH | 330 TIMBER BROOK LANE | HAMILTON | MT | 59840 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.00 | 03/01/03 | 02/01/33 | 2,794.28 | 420,000.00 | 419,655.72 | 419,309.43 | FXD | 0.000 | 7.125 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.000 | Stated | AA | 692 | 525,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 5090378 | 0074243635 | STEVEN FINER | 1528 HAMPSHIRE STREET | SAN FRANCISCO | CA | 94133 | OWNER-OCC | SFR | 360 | 58.88 | 58.88 | 7.25 | 04/01/03 | 03/01/33 | 2,285.30 | 335,000.00 | 335,000.00 | 334,738.66 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.750 | Stated | A | 623 | 569,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090386 | 0074243643 | LAUTHAUGHT DELANEY JR | 934 NOLAN AVENUE | DONALDSONVILLE | LA | 70346 | OWNER-OCC | SFR | 360 | 69.23 | 69.23 | 10.80 | 03/01/03 | 02/01/33 | 421.76 | 45,000.00 | 44,980.00 | 44,963.06 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Full | B | 493 | 65,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090394 | 0074243651 | WILLIAM C FRENCH | 405 STEWART ST | ELIZABETHTOWN | KY | 42701 | OWNER-OCC | SFR | 360 | 71.67 | 71.67 | 11.25 | 03/01/03 | 02/01/33 | 469.85 | 48,375.00 | 48,358.67 | 48,342.18 | ARM | 6.750 | 17.250 | 11.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.250 | Full | B- | 470 | 67,500.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090543 | 0074243800 | HAIDEE TAN | 139 WHITECLIFF DRIVE | VALLEJO | CA | 94589 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.10 | 03/01/03 | 02/01/33 | 1,723.77 | 256,500.00 | 256,293.86 | 256,086.50 | ARM | 4.250 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.100 | Full | AA | 649 | 270,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090592 | 0074243858 | CYNTHIA J CORNETT | 3038 SE 134TH AVENUE | PORTLAND | OR | 97236 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.25 | 03/01/03 | 02/01/33 | 819.94 | 91,500.00 | 91,461.62 | 91,422.91 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.250 | Full | B | 471 | 122,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090618 | 0074243874 | HUMBERTO CARDONA | 318 & 318 E ARCADE STREET | STOCKTON | CA | 95204 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.70 | 04/01/03 | 03/01/33 | 1,282.28 | 137,920.00 | 137,920.00 | 137,867.51 | ARM | 4.990 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.700 | Full | B | 515 | 172,400.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090642 | 0074243908 | CAROLINE TRAN | 3688 IVY CANYON COURT | SAN JOSE | CA | 95121 | OWNER-OCC | SFR | 360 | 82.61 | 82.61 | 7.80 | 03/01/03 | 02/01/33 | 3,419.39 | 475,000.00 | 474,668.11 | 474,334.06 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE | 7.800 | Stated | A | 757 | 575,000.00 | 575000 | 1 | 1/21/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090691 | 0074243957 | MIGUEL L LUNA | 1722 SAMMY DAVIS PLACE | EL PASO | TX | 79936 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 03/01/03 | 02/01/23 | 136.16 | 13,200.00 | 13,153.77 | 13,169.32 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 662 | 67,000.00 | 66000 | 2 | 1/21/2003 | 238 | 05/01/03 | Group I | | | N |
| 5090824 | 0074244060 | TOLLIE CHARLES | 1801 MARTIN FARM ROAD | MADISON | NC | 27025 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 04/01/03 | 03/01/33 | 991.71 | 104,550.00 | 104,512.31 | 104,512.31 | ARM | 5.990 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.950 | Full | B | 491 | 123,000.00 | 0 | 1 | 2/11/2003 | 359 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5090840 | 0074244086 | SHARI V WILSON | 14047 ARTESIAN ST | DETROIT | MI | 48223 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.85 | 03/01/03 | 02/01/33 | 1,030.41 | 109,500.00 | 109,459.65 | 109,418.94 | ARM | 6.750 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.850 | Full | C | 535 | 146,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090865 | 0074244120 | PATRICK BARBEE | 16855 WILDEMERE | DETROIT | MI | 48221 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 03/01/03 | 02/01/33 | 1,674.32 | 164,000.00 | 163,951.33 | 163,902.86 | ARM | 6.250 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | PURCHASE | 11.900 | Full | B- | 483 | 205,000.00 | 205000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090923 | 0074244148 | KEVIN L EDELBERG | 82 PEAR BLOSSOM COURT | SAN JOSE | CA | 95123 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,314.72 | 372,000.00 | 371,653.78 | 371,305.73 | ARM | 4.990 | 12.350 | 6.350 | 3 | 1 | 02/01/06 | PURCHASE | 6.350 | Full | A | 772 | 465,000.00 | 465000 | 1 | 2/7/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090949 | 0074244161 | ETHEL HUTCHINS | 1235 LOCKWOOD RD | KINGSTON | NC | 28501 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 04/01/03 | 03/01/33 | 581.54 | 59,200.00 | 59,200.00 | 59,178.66 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | PURCHASE | 10.950 | Full | B- | 514 | 75,000.00 | 74000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5090999 | 0074244211 | MICHAEL T CLARK | 6590 NC 30 | GREENVILLE | NC | 27834 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.50 | 03/01/03 | 02/01/33 | 567.77 | 81,200.00 | 81,139.73 | 81,079.08 | ARM | 5.990 | 13.500 | 7.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.500 | Full | B | 641 | 101,500.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5091111 | 0074244278 | GONEN SHLOMO | 17148 WILLOW STREET | ENCINO | CA | 91316 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 | 03/01/03 | 02/01/33 | 2,553.73 | 380,000.00 | 379,387.40 | 379,387.40 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | PURCHASE | 7.100 | Stated | A | 717 | 475,000.00 | 475000 | 1 | 1/29/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5091178 | 0074244435 | JOSEPH LOPEZ | 4463 RICHMOND AVENUE | FREMONT | CA | 94536 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.24 | 04/01/03 | 03/01/33 | 3,028.95 | 444,600.00 | 444,600.00 | 444,252.47 | ARM | 5.750 | 13.240 | 7.240 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.240 | Full | A- | 544 | 494,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5091185 | 0074244443 | FRANK RODRIGUEZ | 8705 SEEKER ST | HOPE MILLS | NC | 28348 | OWNER-OCC | MANU/MOBIL | 360 | 79.18 | 79.18 | 11.10 | 03/01/03 | 02/01/33 | 668.09 | 69,600.00 | 69,551.70 | 69,551.70 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 02/01/05 | PURCHASE | 11.100 | Full | B- | 539 | 88,000.00 | 87,000.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5091219 | 0074244478 | KELLY CAGLIA | 1277 BELRIDGE STREET | OCEANO | CA | 93445 | 2ND HOME | CONDO | 360 | 85.00 | 85.00 | 8.49 | 03/01/03 | 02/01/33 | 1,567.14 | 204,000.00 | 203,751.44 | 203,751.44 | ARM | 5.750 | 14.490 | 8.490 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.490 | Full | A- | 557 | 240,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5091227 | 0074244484 | GINA S MORAL | 520 HAWKCREST CIRCLE | SACRAMENTO | CA | 95835 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.40 | 03/01/03 | 02/01/33 | 2,147.88 | 343,350.00 | 342,715.35 | 342,715.35 | ARM | 4.250 | 12.400 | 6.400 | 1 | 1 | 02/01/05 | PURCHASE | 6.400 | Stated | AA | 691 | 381,500.00 | 381,500.00 | 1 | 1/29/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5091235 | 0074244518 | GERTMAS CEREN | 36262 DARWIN STREET | NEWARK | CA | 94560 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.70 | 03/01/03 | 02/01/33 | 2,400.44 | 372,000.00 | 371,678.58 | 371,351.31 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 02/01/05 | PURCHASE | 6.700 | Stated | A | 667 | 465,000.00 | 465,000.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5091284 | 0074244525 | JOEY E ERMI | 2527 HILLCREST DRIVE | LOS ANGELES | CA | 90016 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 03/01/03 | 02/01/33 | 1,129.18 | 149,600.00 | 149,505.57 | 149,410.49 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT. | 8.300 | Full | B | 583 | 176,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5091334 | 0074244641 | ISAIAS ALMAGUER | F.M. 3069 ROAD LOT 8 | LOS FRESNOS | TX | 78566 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.05 | 04/01/03 | 03/01/33 | 433.21 | 53,600.00 | 53,571.02 | 53,571.02 | FXD | 0.000 | 9.050 | 0.000 | 0 | 0 | | PURCHASE | 9.050 | Full | B | 618 | 67,000.00 | 67,000.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group I | | | N |
| 5091375 | 0074244658 | NORA TORRENTE | 7714 SW 18TH STREET | MIAMI | FL | 33155 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.75 | 03/01/03 | 02/01/33 | 1,814.68 | 194,400.00 | 194,400.00 | 194,252.86 | ARM | 6.750 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | PURCHASE | 10.750 | Full | C | 576 | 243,600.00 | 243,000.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5091434 | 0074244606 | THOMAS M KELCHEMER | 1309 IDA STREET | FLINT | MI | 48503 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 04/01/03 | 03/01/33 | 808.63 | 88,430.00 | 88,364.87 | 88,364.87 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Full | B- | 608 | 104,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)641-6379 x.7261
nam.dang@wamu.net



OCM_LBMLT_2003-2_MtgTotal_A40369.xls
4/8/2003 2:54 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 5081459 | 0074244718 | BILLY IRWIN | 430 BURROW CEMETERY DR | ARLINGTON | TN | 38002 | OWNER-OCC | MANUMOBIL | 360 | 65.00 | 65.00 |
| 5081483 | 0074244740 | PAMELA ARMSTEAD | 3464 COURVILLE | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5081509 | 0074244765 | BILL W ARGENBRIGHT | 1650 HICKORYWOOD LANE | HEMET | CA | 92545 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5081558 | 0074244815 | MICHELLE E HALE | 5521 TOMPKINS AVE | CINCINNATI | OH | 45227 | OWNER-OCC | SFR | 360 | 54.17 | 54.17 |
| 5081566 | 0074244823 | DONNA EDWARDS | 811 LONGHUNTER CT # 811 | NASHVILLE | TN | 37217 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 |
| 5081608 | 0074244864 | SHARON BERTELS-FISHER | 8 MANZANO | MORIARTY | NM | 87035 | OWNER-OCC | MANUMOBIL | 360 | 90.00 | 90.00 |
| 5081673 | 0074244930 | ERIC C KEMNER | 12972 WALLACE | MANCHESTER | MI | 48158 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5081699 | 0074244955 | JOE G BALDERAS | 10770 PLEASANT VALLEY CIR | STOCKTON | CA | 95209 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5081731 | 0074244997 | CAROL DURHAM | 6707 FARROW PLACE | SAN ANTONIO | TX | 78240 | OWNER-OCC | SFR | 360 | 61.62 | 61.62 |
| 5081806 | 0074245069 | EVELYN A BRYANT | 34 N MILLS ROAD | VENTURA | CA | 93003 | OWNER-OCC | SFR | 360 | 82.57 | 82.57 |
| 5081848 | 0074245101 | TAMARA D AGUIRRE | 641 WELLSLEY DRIVE | LAKE ARROWHEAD | CA | 92352 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5081855 | 0074245119 | LESLIE BUTLER | 3797 S BANNOCK STREET | WEST VALLEY | UT | 84120 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5091905 | 0074245168 | WILLIAM P REYNOLDS | 820 EDISON AVE | BRONX | NY | 10465 | OWNER-OCC | SFR | 360 | 57.06 | 57.06 |
| 5092218 | 0074245457 | THOMAS FIERRO | 880 STATE STREET | ALBANY | NY | 12203 | OWNER-OCC | 2-4 UNITS | 360 | 92.09 | 92.09 |
| 5092281 | 0074245531 | ELIZABETH L SAMMUT | 11284 W OUTER DRIVE | DETROIT | MI | 48223 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 5092325 | 0074245564 | JERRY L PETERS | 30268 STATE HWY 408 | TOWNVILLE | PA | 16360 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5092341 | 0074245580 | JOSEPH JUNKOVIC | 1017 CRYSTAL COURT | GLENVIEW | IL | 60025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5092382 | 0074245622 | DONALD D SQUIER III | 38 BEECH STREET | STANHOPE | NJ | 7874 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5092390 | 0074245630 | BEATRICE SUTTON | 152 DALE ST | TOLEDO | OH | 43609 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5092408 | 0074245648 | ARMEN PASHKAM | 1872 VIA ENTRADA | ROWLAND HEIGHTS | CA | 91748 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 |
| 5092432 | 0074245671 | ADDIE CALDWELL | 16612 S CARESS AVENUE | COMPTON | CA | 90221 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5092457 | 0074245697 | KIMBERLY REILEY | 8929 KIMONO RIDGE DR | AUSTIN | TX | 78748 | OWNER-OCC | SFR | 360 | 77.24 | 77.24 |
| 5092507 | 0074245747 | ELIZABETH SAMMUT | 10670 W OUTER DRIVE | DETROIT | MI | 48223 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 5092531 | 0074245770 | ERIC AGERS | 1408 REGENT LN | FORD HEIGHTS | IL | 60411 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5092556 | 0074245796 | RANDY CHWALKOWSKI | 1928 FAGERNESS POINT RD | ORONO | MN | 55391 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5092564 | 0074245804 | BRIAN H LA FUENTE | 1815 BRENTWOOD DRIVE | FULLERTON | CA | 92831 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5092588 | 0074245838 | RICHARD BAKER | 2870 PONTIAC STREET | DENVER | CO | 80207 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5092614 | 0074245853 | TROY M VUJICICH | 118 STARLITE DRIVE | PUEBLO | CO | 81005 | OWNER-OCC | SFR | 360 | 89.39 | 89.39 |
| 5092622 | 0074245861 | CURTIS COTTRELL | 8404 MALCOTT COURT | RICHMOND | VA | 23231 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5092655 | 0074245895 | SANG H YI | 2007 CRANBOURN RD | TIMONIUM | MD | 21093 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5092671 | 0074245911 | THERESA L COLANERI | 58 BRIARWOOD RD | BRISTOL | CT | 6010 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 5092853 | 0074246083 | RANDOLPH D SPEAR III | 32478 FASTWATER COURT | WESTLAKE VILLAGE | CA | 91361 | OWNER-OCC | PUD | 360 | 74.55 | 74.54 |
| 5092879 | 0074246108 | HENRY WILLIAMS | 23 LAKE MIST DR | SUGAR LAND | TX | 77479 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 5092887 | 0074246117 | MICHAEL J MCATEE | 15 MAPLE STREET | NORTH BERWICK | ME | 3906 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5092903 | 0074246133 | LARRY W ENGLISH | 406 WINDING WAY ROAD | LYNCHBURG | VA | 24502 | OWNER-OCC | SFR | 360 | 79.37 | 79.38 |
| 5093008 | 0074246232 | JOSEPH S BAKKE | 133 E ROSEWOOD AVE | SAN ANTONIO | TX | 78212 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5093028 | 0074246257 | MCHENRY NORMAN | 1295 SAN JOSE | SAN JOSE | CA | 95132 | OWNER-OCC | SFR | 360 | 74.97 | 74.96 |
| 5093158 | 0074246380 | HUMBERTO ENRIQUEZ | 600 N MARIPOSA AVENUE | LOS ANGELES | CA | 90004 | OWNER-OCC | 2-4 UNITS | 360 | 69.63 | 69.63 |
| 5093182 | 0074246414 | SYLVIA MONTEMAYOR | 25907 HALPIN ROAD | HARLINGEN | TX | 78552 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5093190 | 0074246422 | ROBERT DAVIS | 20382 STATE HIGHWAY 135 | TROUP | TX | 75789 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5093315 | 0074246539 | OLIVER HILL | 6 RAYNHAM RD | NEW HAVEN | CT | 6512 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5093323 | 0074246547 | HERBERTH A MAZARIEGOS | 941 BARKLEY COURT | PINOLE | CA | 94564 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5093358 | 0074246570 | ANTONIA RAMIREZ | 209 WINN AVE | UNIVERSAL CITY | TX | 78148 | NON OWNER | SFR | 360 | 60.61 | 60.61 |
| 5093422 | 0074246646 | DEBRA T GOUDEAU | 8878 NAVAJO ROAD 3 | SAN DIEGO | CA | 92119 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 5093448 | 0074246661 | LEIF BERGLUND | 948 N LASSEN | WILLOWS | CA | 95988 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5093468 | 0074246737 | SOUKVANH CHANTHAVONG | 2825 ATWOOD ROAD | WINSTON SALEM | NC | 27103 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5093505 | 0074246745 | ARMANDO HOLGUIN | 13 W LARKSPUR LANE | BRISTOL | IL | 60512 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5093521 | 0074246760 | TINA TANNER-MARTIN | 36736 WELD COUNTY RD 22 | ROGGEN | CO | 80652 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5093554 | 0074246794 | JESSE J MONTOYA | 10136 4TH ST NW | ALBUQUERQUE | NM | 87114 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5093588 | 0074246828 | ALLEN H YARNELL | 408 S MAPLE ST | VERSAILLES | MO | 65084 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5093596 | 0074246836 | BRIAN GOLDING | 17754 HWY 6 | HILLROSE | CO | 80733 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 5093612 | 0074246851 | TERESA S CANNADY | 73 GREEN MEADOW CIRCLE | FOUNTAIN INN | SC | 29644 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5093729 | 0074246950 | DORIS DOBYNES | 2411 POST OAK LANE | SACRAMENTO | CA | 95825 | OWNER-OCC | PUD | 360 | 78.51 | 78.51 |
| 5093828 | 0074247057 | RUSSELL L BLANKENSHIP | 1001 SIXTH ST | WOODLAND | CA | 95695 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5093877 | 0074247107 | RONALD W WOODRING | 7106 GARDEN PARK ROAD | CANON CITY | CO | 81212 | OWNER-OCC | SFR | 360 | 69.57 | 69.57 |
| 5093901 | 0074247131 | VIVEEN LONG | 8651 BLUEBERRY COURT | LAUDERHILL | FL | 33313 | OWNER-OCC | CONDO | 360 | 75.00 | 75.00 |
| 5094037 | 0074247289 | KEITH E OUTRICH | 2124 W 41ST STREET | CLEVELAND | OH | 44113 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 5094164 | 0074247387 | KELLY ELLIS | 6828 CABERNET DRIVE | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5094214 | 0074247412 | FREDA M DEAN | 5 CUTLASS DR | BERLIN | MD | 21811 | OWNER-OCC | MANUMOBIL | 360 | 84.70 | 84.70 |
| 5094248 | 0074247448 | CARLOS GONZALEZ | 242 PERSIMMON PLACE | WINDSOR | CA | 95492 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5094313 | 0074247511 | JOSE I RIVERA | 1757 VAN BUREN STREET | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5094347 | 0074247545 | RICHARD JACKSON | 1821 23 GENERAL OGDEN STREET | NEW ORLEANS | LA | 70118 | OWNER-OCC | 2-4 UNITS | 360 | 63.08 | 63.08 |
| 5094354 | 0074247552 | JAMES NG | 9305 OSCAR AVENUE | OAKLAND | CA | 94603 | NON OWNER | 2-4 UNITS | 360 | 85.00 | 85.00 |
| 5094461 | 0074247669 | JULIANNE MEYER | 3178 TERRY COURT | CASTRO VALLEY | CA | 94546 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5094479 | 0074247677 | ROGER J MCGEOWAN | 638 SCOTLAND RD | NORWICH | CT | 6360 | OWNER-OCC | SFR | 360 | 74.87 | 74.87 |
| 5094511 | 0074247719 | LUIS CRUZ | 2034 POLK AVENUE | SAN MATEO | CA | 94403 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5094610 | 0074247818 | EDWARD WALERA | 190 CREST ROAD | NOVATO | CA | 94945 | NON OWNER | SFR | 360 | 80.00 | 80.00 |
| 5094628 | 0074247826 | CHRISTOPHER GARNER | 1841 HAMPTON HILL | MEMPHIS | TN | 38134 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5094727 | 0074247925 | JINNIE M WEST | 1232 93RD AVE | OAKLAND | CA | 94603 | NON OWNER | SFR | 360 | 64.75 | 64.75 |
| 5094743 | 0074247941 | VAISIGAGO UPRESA | 200 MORTON DRIVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 5094800 | 0074248006 | MICHAEL S MARTINEK | 1584 LAURELBROOK DRIVE | TRACY | CA | 95377 | OWNER-OCC | SFR | 360 | 81.88 | 81.88 |
| 5094834 | 0074248030 | JEFF M SELNICK | 2758 BRANCO AVE | MERCED | CA | 95348 | OWNER-OCC | SFR | 240 | 20.00 | 99.89 |
| 5094850 | 0074248055 | CONSTANCE G KEATON | 1838 N HILLS AVENUE | WILLOW GROVE | PA | 19090 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5094867 | 0074248063 | EMMAN H KHAN | 2363 E MINER AVENUE | STOCKTON | CA | 95205 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5094875 | 0074248071 | OTILLA O JUAN | 2409 RIDGEGLEN WAY | SAN JOSE | CA | 95133 | NON OWNER | SFR | 360 | 65.00 | 65.00 |
| 5094891 | 0074248097 | MARIA L URBINA | 8489 SOUTHWOOD COURT | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 360 | 79.84 | 79.84 |
| 5095039 | 0074248220 | BERTEAL L BINION | 8111 VALETA DRIVE | HOUSTON | TX | 77083 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095070 | 0074248261 | MARY I PIRES | 1120 POINTE OESTE AVE | GUSTINE | CA | 95322 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095104 | 0074248295 | RAFAEL RAMIREZ | 8755 VALLARTA | EL PASO | TX | 79927 | OWNER-OCC | SFR | 360 | 68.75 | 68.75 |
| 5095138 | 0074248329 | MAURICIO ALDANA | 7430 WREN AVE | GILROY | CA | 95020 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095187 | 0074248378 | TAHMOURES AZARHOUSH | 17 CRESTVIEW | ALISO VIEJO | CA | 92656 | OWNER-OCC | SFR | 360 | 83.74 | 83.74 |
| 5095195 | 0074248386 | TAHMOURES AZARHOUSH | 17 CRESTVIEW | ALISO VIEJO | CA | 92656 | OWNER-OCC | SFR | 240 | 16.26 | 100.00 |
| 5095252 | 0074248436 | SARA LIM | 18120 WALNUT RD | CASTRO VALLEY | CA | 94546 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5095344 | 0074248577 | FRANCISCO PENA | 178 MCCREERY AVENUE | SAN JOSE | CA | 95116 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095401 | 0074248584 | RICHARD J OSTERLUND | 184 CUMMINS RD | FALMOUTH | KY | 41040 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5095427 | 0074248600 | MARIO A ROMANO | 2748 CARASTON WAY | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5095484 | 0074248667 | PATRICK P RHODES | 4231 E CALLE REDONDA | PHOENIX | AZ | 85018 | OWNER-OCC | SFR | 360 | 82.72 | 82.72 |
| 5095508 | 0074248683 | JULIO FLORES | 4967 PARRISH CT | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095550 | 0074248733 | JOHN A CHOMISZEWSKI | 907 MANTUA BLVD | MANTUA TWP | NJ | 8080 | OWNER-OCC | SFR | 360 | 79.41 | 79.40 |
| 5095583 | 0074248766 | ANDREW W HARP | 121 EAGLE DRIVE | DAPHNE | AL | 36526 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5095591 | 0074248774 | CHRISTEL L NEUBIG | 603 SIEBERT ST | COLUMBUS | OH | 43206 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095617 | 0074248790 | ZAHEER A SHAH | 155 WOODBRIDGE DR | EAST GREENWICH | RI | 2818 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095643 | 0074248824 | ROBERT A HEWITT | 310 W WALTER | STOCKTON | MO | 65785 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5095658 | 0074248832 | ANGIE KEITH | 530 SIERRA DRIVE | SUMTER | SC | 29154 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5095708 | 0074248881 | LILI HAMMONDS | 1880 E 6TH AVE | COLUMBUS | OH | 43219 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5095724 | 0074248907 | MARGIE A MARTIN-SIMS | 718 LOCKWOOD DRIVE | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5095781 | 0074248964 | MARVIN JONES | 4506 EAGLEWOOD TRAIL DR | FRESNO | TX | 77545 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5095823 | 0074249004 | JOHN M DUFEK | 6342 BALMORAL DRIVE | HUNTINGTON BEACH | CA | 92647 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5095864 | 0074249046 | SHERRIAN MOORE | 4347 ST LOUIS AVE | ST LOUIS | MO | 63115 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 |
| 5095948 | 0074249129 | JAMES A ESHLEMAN | 961 HIDDEN TRAILS ROAD | PORT TOWNSEND | WA | 98368 | OWNER-OCC | MANUMOBIL | 360 | 89.70 | 89.70 |
| 5095955 | 0074249137 | GRZEGORZ GERJATOWICZ | 272 CORONA AVE | STATEN ISLAND | NY | 10306 | OWNER-OCC | SFR | 360 | 80.53 | 80.53 |
| 5096011 | 0074249194 | LOURDES RAMIREZ | 1819 MY ANN'S HILL | SAN ANTONIO | TX | 78258 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5096086 | 0074249269 | SETERIA D AUSTIN | 11795 OLD HALLS FERRY RD | FLORISSANT | MO | 63033 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5096102 | 0074249285 | LUCY DIAZ | 1421 W CYPRESS LANE | PALM SPRINGS | FL | 33406 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5096136 | 0074249319 | JOHN D MOODY | 41 CORTE ENCANTO | DANVILLE | CA | 94526 | OWNER-OCC | SFR | 360 | 78.74 | 78.74 |
| 5096144 | 0074249327 | PETE OTERO | 901 GEORGIA STREET SE | ALBUQUERQUE | NM | 87108 | OWNER-OCC | SFR | 180 | 95.00 | 95.00 |
| 5096169 | 0074249343 | HENRY H PETERMANN JR | 2823 NE 15 STREET | POMPANO BEACH | FL | 33062 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |

| LOAN NUMBER | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,597.98 PRINCIPAL BALANCE | 226,379,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5081459 | 9.00 | 03/01/03 | 02/01/33 | 445.61 | 55,380.00 | 55,319.25 | 55,318.25 | ARM | 5.890 | 15.000 | 9.000 | 1 | 1 |
| 5081483 | 11.35 | 04/01/03 | 03/01/33 | 1,174.64 | 120,000.00 | 120,000.00 | 119,940.38 | ARM | 6.750 | 17.350 | 11.350 | 1 | 1 |
| 5081509 | 10.75 | 04/01/03 | 03/01/23 | 402.04 | 39,600.00 | 39,552.71 | 39,552.71 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5081558 | 12.00 | 04/01/03 | 03/01/33 | 401.18 | 39,000.00 | 38,981.80 | 38,981.80 | ARM | 8.750 | 18.000 | 12.000 | 1 | 1 |
| 5081566 | 10.85 | 03/01/03 | 02/01/33 | 639.88 | 68,000.00 | 67,974.94 | 67,949.66 | ARM | 8.250 | 16.850 | 10.850 | 1 | 1 |
| 5081608 | 8.95 | 03/01/03 | 02/01/33 | 692.08 | 88,400.00 | 88,303.35 | 88,303.35 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 |
| 5081673 | 10.35 | 04/01/03 | 03/01/33 | 2,450.42 | 271,200.00 | 271,200.00 | 271,048.68 | ARM | 8.250 | 16.350 | 10.350 | 1 | 1 |
| 5081699 | 9.99 | 04/01/03 | 03/01/33 | 1,714.21 | 195,500.00 | 195,500.00 | 195,413.33 | ARM | 8.250 | 15.990 | 9.990 | 1 | 1 |
| 5081731 | 8.60 | 03/01/03 | 02/01/33 | 473.37 | 61,000.00 | 60,963.80 | 60,927.34 | ARM | 5.750 | 14.600 | 8.600 | 1 | 1 |
| 5081806 | 7.10 | 03/01/03 | 02/01/33 | 1,942.18 | 289,000.00 | 288,534.10 | 288,534.10 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 |
| 5081848 | 11.25 | 04/01/03 | 03/01/23 | 262.32 | 25,000.00 | 24,972.06 | 24,972.06 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5081855 | 9.75 | 03/01/03 | 02/01/23 | 227.38 | 23,970.00 | 23,937.40 | 23,904.53 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5091905 | 11.15 | 04/01/03 | 03/01/33 | 1,732.21 | 179,750.00 | 179,750.00 | 179,687.97 | ARM | 8.750 | 17.150 | 11.150 | 1 | 1 |
| 5092218 | 8.85 | 04/01/03 | 03/01/33 | 317.21 | 39,600.00 | 39,578.14 | 39,578.14 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 |
| 5092281 | 9.10 | 03/01/03 | 02/01/33 | 243.55 | 30,000.00 | 29,957.50 | 29,941.13 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 |
| 5092325 | 10.50 | 03/01/03 | 02/01/33 | 1,090.83 | 119,250.00 | 119,202.61 | 119,154.80 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 |
| 5092341 | 8.95 | 03/01/03 | 02/01/33 | 5,190.84 | 648,000.00 | 647,282.01 | 647,282.01 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 |
| 5092382 | 12.45 | 03/01/03 | 02/01/33 | 1,508.81 | 141,700.00 | 141,663.33 | 141,626.28 | ARM | 6.750 | 18.450 | 12.450 | 1 | 1 |
| 5092390 | 11.50 | 03/01/03 | 02/01/33 | 408.25 | 41,225.00 | 41,211.82 | 41,198.52 | ARM | 8.250 | 17.500 | 11.500 | 1 | 1 |
| 5092408 | 6.60 | 03/01/03 | 02/01/33 | 2,654.69 | 470,000.00 | 419,238.56 | 419,238.56 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 |
| 5092432 | 10.75 | 04/01/03 | 03/01/33 | 1,267.21 | 135,750.00 | 135,750.00 | 135,698.88 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5092457 | 7.25 | 03/01/03 | 02/01/33 | 764.04 | 112,000.00 | 111,824.73 | 111,824.73 | ARM | 4.990 | 13.250 | 7.250 | 3 | 1 |
| 5092507 | 9.10 | 04/01/03 | 03/01/33 | 377.51 | 46,500.00 | 46,500.00 | 46,475.12 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 |
| 5092531 | 11.70 | 03/01/03 | 02/01/33 | 394.19 | 39,200.00 | 39,188.01 | 39,175.90 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 |
| 5092556 | 9.35 | 03/01/03 | 02/01/33 | 6,080.87 | 732,700.00 | 732,308.03 | 731,933.01 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 |
| 5092564 | 6.95 | 03/01/03 | 02/01/33 | 2,982.08 | 450,500.00 | 450,127.07 | 449,751.90 | FXD | 0.000 | 6.950 | 0.000 | 0 | 0 |
| 5092588 | 9.30 | 03/01/03 | 02/01/33 | 1,102.70 | 133,450.00 | 133,381.24 | 133,312.24 | ARM | 5.890 | 15.300 | 9.300 | 1 | 1 |
| 5092614 | 7.40 | 03/01/03 | 02/01/33 | 1,021.27 | 147,500.00 | 147,388.31 | 147,275.63 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 |
| 5092622 | 11.15 | 04/01/03 | 03/01/33 | 718.58 | 74,400.00 | 74,400.00 | 74,374.32 | ARM | 6.250 | 17.150 | 11.150 | 1 | 1 |
| 5092655 | 7.95 | 03/01/03 | 02/01/33 | 4,133.77 | 566,050.00 | 565,666.31 | 565,280.08 | ARM | 4.990 | 13.950 | 7.950 | 1 | 1 |
| 5092671 | 11.70 | 04/01/03 | 03/01/33 | 844.68 | 84,000.00 | 84,000.00 | 83,974.31 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 |
| 5092853 | 7.18 | 03/01/03 | 02/01/33 | 4,435.11 | 656,000.00 | 654,427.73 | 653,954.94 | FXD | 0.000 | 7.180 | 0.000 | 0 | 0 |
| 5092879 | 9.80 | 03/01/03 | 02/01/33 | 3,455.63 | 400,500.00 | 400,315.12 | 400,128.73 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 |
| 5092887 | 9.30 | 03/01/03 | 02/01/33 | 1,299.38 | 157,250.00 | 157,169.33 | 157,088.03 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 |
| 5092903 | 10.20 | 04/01/03 | 03/01/33 | 892.39 | 100,000.00 | 99,957.61 | 99,957.61 | ARM | 6.990 | 16.200 | 10.200 | 1 | 1 |
| 5093008 | 7.20 | 03/01/03 | 02/01/33 | 1,603.64 | 236,250.00 | 236,063.86 | 235,876.80 | ARM | 4.990 | 13.200 | 7.200 | 3 | 1 |
| 5093028 | 5.99 | 03/01/03 | 02/01/33 | 3,210.15 | 536,000.00 | 534,928.39 | 534,920.38 | ARM | 4.250 | 11.990 | 5.990 | 1 | 1 |
| 5093158 | 9.45 | 04/01/03 | 03/01/33 | 2,850.78 | 340,500.00 | 340,500.00 | 340,330.74 | ARM | 6.990 | 15.450 | 9.450 | 3 | 1 |
| 5093182 | 8.40 | 03/01/03 | 02/01/33 | 1,030.10 | 136,000.00 | 135,890.80 | 135,808.04 | FXD | 0.000 | 8.400 | 0.000 | 0 | 0 |
| 5093190 | 9.55 | 03/01/03 | 02/01/33 | 540.49 | 64,000.00 | 63,968.84 | 63,937.44 | ARM | 4.990 | 15.550 | 9.550 | 1 | 1 |
| 5093315 | 10.70 | 04/01/03 | 03/01/33 | 1,382.87 | 148,750.00 | 148,750.00 | 148,693.38 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 |
| 5093323 | 6.85 | 03/01/03 | 02/01/33 | 2,359.02 | 360,000.00 | 359,701.88 | 359,402.23 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 |
| 5093358 | 13.90 | 04/01/03 | 03/01/33 | 470.79 | 40,000.00 | 40,000.00 | 39,987.54 | FXD | 0.000 | 13.900 | 0.000 | 0 | 0 |
| 5093422 | 9.75 | 04/01/03 | 03/01/23 | 341.47 | 36,000.00 | 36,000.00 | 35,951.03 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5093448 | 9.71 | 03/01/03 | 02/01/33 | 1,018.90 | 119,000.00 | 118,944.01 | 118,887.57 | ARM | 6.250 | 15.710 | 9.710 | 1 | 1 |
| 5093468 | 11.99 | 03/01/03 | 02/01/23 | 431.36 | 39,200.00 | 39,170.23 | 39,120.23 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 |
| 5093505 | 8.50 | 03/01/03 | 02/01/33 | 2,041.47 | 265,500.00 | 265,339.19 | 265,177.17 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 |
| 5093521 | 10.75 | 03/01/03 | 02/01/23 | 558.38 | 55,000.00 | 54,934.33 | 54,868.07 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5093554 | 9.60 | 03/01/03 | 02/01/33 | 1,259.52 | 148,500.00 | 148,388.00 | 148,315.96 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 |
| 5093588 | 9.55 | 04/01/03 | 03/01/33 | 323.03 | 38,250.00 | 38,250.00 | 38,231.38 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 |
| 5093596 | 9.90 | 04/01/03 | 03/01/33 | 913.71 | 105,000.00 | 105,000.00 | 104,952.54 | ARM | 6.750 | 15.900 | 9.900 | 1 | 1 |
| 5093612 | 9.60 | 04/01/03 | 03/01/33 | 871.62 | 102,765.00 | 102,765.00 | 102,715.50 | ARM | 6.750 | 15.600 | 9.600 | 1 | 1 |
| 5093729 | 9.70 | 03/01/03 | 02/01/33 | 965.45 | 112,000.00 | 111,893.09 | 111,783.09 | ARM | 6.990 | 15.700 | 9.700 | 1 | 1 |
| 5093828 | 10.90 | 03/01/03 | 02/01/33 | 1,547.85 | 163,800.00 | 163,727.48 | 163,667.50 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 |
| 5093877 | 9.80 | 04/01/03 | 03/01/33 | 3,451.32 | 400,000.00 | 399,815.35 | 399,815.35 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 |
| 5093901 | 12.20 | 03/01/03 | 02/01/33 | 540.29 | 51,750.00 | 51,735.84 | 51,721.63 | ARM | 6.750 | 18.200 | 12.200 | 1 | 1 |
| 5094037 | 11.02 | 03/01/03 | 02/01/33 | 500.77 | 52,500.00 | 52,500.00 | 52,482.54 | ARM | 6.250 | 17.020 | 11.020 | 1 | 1 |
| 5094164 | 6.55 | 03/01/03 | 02/01/33 | 2,292.38 | 360,800.00 | 360,476.99 | 360,152.21 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 |
| 5094214 | 7.45 | 04/01/03 | 03/01/33 | 828.00 | 119,000.00 | 118,910.79 | 118,910.79 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 |
| 5094248 | 10.75 | 04/01/03 | 03/01/23 | 769.65 | 75,800.00 | 75,709.40 | 75,709.40 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5094313 | 6.60 | 03/01/03 | 02/01/33 | 2,580.19 | 404,000.00 | 403,628.58 | 403,260.84 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 |
| 5094347 | 12.40 | 03/01/03 | 02/01/33 | 731.06 | 82,000.00 | 81,981.04 | 81,963.69 | FXD | 0.000 | 12.400 | 0.000 | 0 | 0 |
| 5094354 | 7.25 | 03/01/03 | 02/01/33 | 2,899.25 | 425,000.00 | 424,617.71 | 424,283.88 | ARM | 4.250 | 13.250 | 7.250 | 1 | 1 |
| 5094461 | 9.75 | 03/01/03 | 02/01/33 | 3,359.30 | 391,000.00 | 390,817.58 | 390,633.87 | ARM | 6.990 | 15.750 | 9.750 | 1 | 1 |
| 5094479 | 6.75 | 04/01/03 | 03/01/33 | 2,743.57 | 423,000.00 | 423,000.00 | 422,635.81 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 |
| 5094511 | 7.45 | 03/01/03 | 02/01/33 | 2,724.96 | 391,920.00 | 391,330.80 | 391,330.60 | ARM | 5.750 | 13.450 | 7.450 | 1 | 1 |
| 5094610 | 6.00 | 03/01/03 | 02/01/33 | 2,470.15 | 412,000.00 | 411,589.85 | 411,177.65 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 |
| 5094628 | 10.50 | 04/01/03 | 03/01/33 | 964.14 | 105,400.00 | 105,400.00 | 105,358.11 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 |
| 5094727 | 9.95 | 03/01/03 | 02/01/33 | 1,380.73 | 158,000.00 | 157,929.35 | 157,858.12 | ARM | 6.750 | 15.950 | 9.950 | 1 | 1 |
| 5094743 | 8.99 | 03/01/03 | 02/01/33 | 3,151.21 | 392,000.00 | 391,785.24 | 391,569.24 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 |
| 5094800 | 7.95 | 04/01/03 | 03/01/33 | 2,541.38 | 348,000.00 | 348,000.00 | 347,764.11 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 |
| 5094834 | 11.25 | 04/01/03 | 03/01/23 | 349.02 | 36,960.00 | 36,938.67 | 36,938.67 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5094850 | 10.00 | 04/01/03 | 03/01/33 | 1,827.55 | 208,250.00 | 208,250.00 | 208,157.87 | ARM | 5.990 | 16.000 | 10.000 | 3 | 1 |
| 5094867 | 9.25 | 03/01/03 | 02/01/33 | 888.48 | 108,000.00 | 107,943.01 | 107,887.19 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 |
| 5094875 | 6.55 | 03/01/03 | 02/01/33 | 1,879.00 | 295,750.00 | 295,219.00 | 295,219.00 | ARM | 5.990 | 12.550 | 6.550 | 1 | 1 |
| 5094891 | 6.85 | 03/01/03 | 02/01/33 | 2,542.41 | 388,000.00 | 387,672.42 | 387,342.97 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 |
| 5095039 | 11.60 | 04/01/03 | 03/01/33 | 694.58 | 69,600.00 | 69,600.00 | 69,578.24 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 |
| 5095070 | 9.00 | 03/01/03 | 02/01/33 | 1,737.99 | 216,000.00 | 215,882.01 | 215,763.14 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 |
| 5095104 | 8.75 | 04/01/03 | 03/01/33 | 371.08 | 49,500.00 | 49,500.00 | 49,457.38 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 |
| 5095138 | 6.35 | 03/01/03 | 02/01/33 | 2,165.38 | 348,000.00 | 347,675.13 | 347,349.53 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 |
| 5095187 | 7.20 | 04/01/03 | 03/01/33 | 3,485.78 | 515,000.00 | 515,000.00 | 514,594.24 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 |
| 5095195 | 10.99 | 04/01/03 | 03/01/23 | 1,031.51 | 100,000.00 | 100,000.00 | 99,884.32 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5095252 | 7.95 | 04/01/03 | 03/01/33 | 3,450.56 | 472,500.00 | 472,179.72 | 472,179.72 | ARM | 4.990 | 13.950 | 7.950 | 1 | 1 |
| 5095344 | 6.35 | 03/01/03 | 02/01/33 | 2,488.94 | 400,000.00 | 399,627.73 | 399,253.45 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 |
| 5095401 | 9.75 | 03/01/03 | 02/01/33 | 1,005.22 | 117,000.00 | 116,945.41 | 116,890.37 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 |
| 5095427 | 7.75 | 03/01/03 | 02/01/33 | 2,862.07 | 399,500.00 | 399,218.03 | 398,934.24 | ARM | 5.990 | 13.750 | 7.750 | 1 | 1 |
| 5095484 | 7.99 | 03/01/03 | 02/01/33 | 2,316.50 | 316,000.00 | 315,787.53 | 315,573.65 | ARM | 5.990 | 13.990 | 7.990 | 1 | 1 |
| 5095508 | 6.80 | 03/01/03 | 02/01/33 | 2,738.09 | 420,000.00 | 419,641.91 | 419,281.70 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 |
| 5095550 | 10.35 | 04/01/03 | 03/01/33 | 1,205.33 | 133,400.00 | 133,400.00 | 133,345.25 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 |
| 5095583 | 8.05 | 03/01/03 | 02/01/33 | 1,030.87 | 139,825.00 | 139,732.13 | 139,638.62 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 |
| 5095591 | 10.95 | 03/01/03 | 02/01/33 | 607.08 | 64,000.00 | 63,976.00 | 63,952.70 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 |
| 5095617 | 10.05 | 03/01/03 | 02/01/33 | 6,168.89 | 700,000.00 | 699,693.61 | 699,384.65 | ARM | 6.750 | 16.050 | 10.050 | 1 | 1 |
| 5095643 | 11.25 | 04/01/03 | 03/01/33 | 690.57 | 71,100.00 | 71,100.00 | 71,075.99 | ARM | 5.750 | 17.250 | 11.250 | 1 | 1 |
| 5095658 | 11.75 | 03/01/03 | 02/01/33 | 852.96 | 84,500.00 | 84,453.44 | 84,427.42 | ARM | 6.750 | 17.750 | 11.750 | 1 | 1 |
| 5095708 | 10.85 | 04/01/03 | 03/01/33 | 559.80 | 59,500.00 | 59,500.00 | 59,478.08 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 |
| 5095724 | 7.85 | 03/01/03 | 02/01/33 | 1,410.51 | 195,000.00 | 194,729.35 | 194,729.35 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 |
| 5095781 | 11.50 | 03/01/03 | 02/01/33 | 1,267.58 | 128,000.00 | 127,959.09 | 127,917.78 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 |
| 5095823 | 6.25 | 04/01/03 | 03/01/33 | 2,211.68 | 359,200.00 | 359,200.00 | 358,859.17 | ARM | 4.990 | 12.250 | 6.250 | 1 | 1 |
| 5095864 | 12.40 | 04/01/03 | 03/01/33 | 405.27 | 38,250.00 | 38,250.00 | 38,239.98 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 |
| 5095948 | 10.30 | 03/01/03 | 02/01/33 | 1,331.74 | 148,000.00 | 147,938.59 | 147,876.68 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 |
| 5095955 | 8.95 | 03/01/03 | 02/01/33 | 1,645.00 | 205,360.00 | 205,132.64 | 205,132.44 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 |
| 5096011 | 8.80 | 03/01/03 | 02/01/33 | 4,829.37 | 611,100.00 | 610,752.03 | 610,401.51 | ARM | 4.950 | 14.800 | 8.800 | 1 | 1 |
| 5096086 | 9.50 | 03/01/03 | 02/01/33 | 800.50 | 95,200.00 | 95,153.17 | 95,105.97 | ARM | 5.990 | 15.500 | 9.500 | 1 | 1 |
| 5096102 | 9.25 | 03/01/03 | 02/01/33 | 703.56 | 85,520.00 | 85,430.97 | 85,430.87 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 |
| 5096136 | 6.00 | 03/01/03 | 02/01/33 | 2,997.75 | 500,000.00 | 499,502.24 | 499,001.98 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 |
| 5096144 | 7.55 | 03/01/03 | 02/01/18 | 1,042.37 | 112,100.00 | 111,782.93 | 111,423.74 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 |
| 5096169 | 10.20 | 03/01/03 | 02/01/33 | 1,668.77 | 187,000.00 | 186,920.73 | 186,840.76 | ARM | 6.990 | 16.200 | 10.200 | 1 | 1 |

| LOAN NUMBER | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5081459 | 02/01/05 | REFI-NO CASHOUT | 9.000 | Full | B | 577 | 85,200.00 | 0.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081483 | 03/01/05 | REFI-CASHOUT | 11.350 | Full | C | 538 | 160,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081509 | | PURCHASE | 10.750 | Full | A | 648 | 198,000.00 | 198,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5081558 | 03/01/05 | REFI-CASH OUT | 12.000 | Full | D | 530 | 72,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081566 | 02/01/05 | PURCHASE | 10.850 | Full | B- | 535 | 87,000.00 | 85000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081608 | 02/01/05 | REFI-NO CASHOUT | 8.950 | Full | A- | 583 | 98,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5081673 | 03/01/05 | REFI-CASHOUT | 10.350 | Full | C | 568 | 339,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081699 | 03/01/05 | REFI-CASHOUT | 9.990 | Full | B- | 517 | 230,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081731 | 02/01/05 | REFI-CASHOUT | 8.600 | Full | A- | 551 | 99,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5081806 | | REFI-CASHOUT | 7.100 | Stated | AA | 657 | 350,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | | | N |
| 5081848 | | PURCHASE | 11.250 | Full | A | 634 | 125,000.00 | 125,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group I | | | N |
| 5081855 | | PURCHASE | 9.750 | Full | A | 687 | 121,000.00 | 119,850.00 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5091905 | 03/01/05 | REFI-NO CASHOUT | 11.150 | Full | D | 563 | 315,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092218 | | PURCHASE | 8.850 | Stated | AA | 652 | 47,000.00 | 43,000.00 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | | | N |
| 5092281 | 02/01/05 | REFI-CASHOUT | 9.100 | Full | B | 580 | 40,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092325 | 02/01/05 | REFI-CASHOUT | 10.500 | Stated | B | 492 | 159,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092341 | | PURCHASE | 8.950 | Stated | A- | 617 | 810,000.00 | 810,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5092382 | 02/01/05 | REFI-NO CASHOUT | 12.450 | Full | D | 529 | 218,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092390 | 02/01/05 | REFI-CASHOUT | 11.500 | Full | B- | 605 | 48,500.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092408 | | REFI-CASHOUT | 6.600 | Stated | AA | 673 | 825,000.00 | 0.00 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | | | N |
| 5092432 | | REFI-CASH OUT | 10.750 | Full | B | 474 | 181,000.00 | 0.00 | 1 | 3/6/2003 | 359 | 03/01/03 | Group I | | | N |
| 5092457 | 02/01/06 | REFI-CASHOUT | 7.250 | Stated | A | 773 | 145,000.00 | 0.00 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5092507 | 03/01/05 | REFI-CASHOUT | 9.100 | Full | B | 580 | 62,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092531 | 02/01/05 | PURCHASE | 11.700 | Full | B- | 469 | 49,000.00 | 49,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092556 | 02/01/05 | PURCHASE | 9.350 | Full | B | 522 | 862,000.00 | 862000 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092564 | | REFI-CASHOUT | 6.950 | Full | A | 605 | 530,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group I | | | N |
| 5092588 | 02/01/05 | PURCHASE | 9.300 | Full | B | 488 | 160,000.00 | 157,000.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092614 | 02/01/05 | REFI-NO CASHOUT | 7.400 | Full | A | 651 | 165,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092622 | 03/01/05 | PURCHASE | 11.150 | Full | B- | 462 | 93,000.00 | 93,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092655 | 02/01/05 | PURCHASE | 7.950 | Full | A- | 586 | 715,000.00 | 665945 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092671 | 03/01/05 | REFI-CASHOUT | 11.700 | Stated | B- | 435 | 120,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092853 | | REFI-CASHOUT | 7.180 | Full | A- | 596 | 880,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 05/01/03 | Group II | | | N |
| 5092879 | 02/01/05 | PURCHASE | 9.800 | Full | A- | 625 | 445,000.00 | 445000 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092887 | 02/01/05 | REFI-CASHOUT | 9.300 | Full | B | 552 | 185,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5092903 | 03/01/05 | REFI-CASHOUT | 10.200 | Full | B | 478 | 126,000.00 | 0 | 1 | 2/6/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5093008 | 02/01/06 | REFI-CASHOUT | 7.200 | Stated | A | 624 | 315,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093028 | 02/01/05 | REFI-CASHOUT | 5.990 | Full | AA | 787 | 715,000.00 | 0.00 | 1 | 1/23/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5093158 | 03/01/06 | REFI-CASHOUT | 9.450 | Stated | B | 633 | 489,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093182 | | REFI-CASHOUT | 8.400 | Stated | A | 625 | 170,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group I | | | N |
| 5093190 | 08/01/03 | REFI-CASHOUT | 9.550 | Stated | A- | 587 | 80,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093315 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | B | 496 | 175,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093323 | 02/01/05 | PURCHASE | 6.850 | Full | A | 634 | 410,000.00 | 400,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093358 | | REFI-CASHOUT | 13.900 | Full | C | 516 | 66,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 5093422 | | PURCHASE | 9.750 | Full | A | 684 | 180,000.00 | 180,000.00 | 2 | 2/12/2003 | 239 | 03/01/03 | Group II | | | N |
| 5093448 | 02/01/05 | REFI-CASHOUT | 9.710 | Full | B | 466 | 140,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093468 | | PURCHASE | 11.990 | Full | A | 616 | 200,000.00 | 196,000.00 | 2 | 1/23/2003 | 238 | 04/01/03 | Group II | | | N |
| 5093505 | 02/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 537 | 295,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093521 | | PURCHASE | 10.750 | Limited | A | 650 | 275,000.00 | 275000 | 2 | 1/22/2003 | 238 | 03/01/03 | Group II | | | N |
| 5093554 | 02/01/05 | REFI-CASHOUT | 9.600 | Full | A- | 518 | 165,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093588 | 03/01/05 | REFI-CASHOUT | 9.550 | Full | B | 576 | 45,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093596 | 03/01/05 | REFI-CASHOUT | 9.900 | Limited | C | 569 | 150,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093612 | 03/01/05 | REFI-NO CASHOUT | 9.600 | Full | B | 502 | 120,900.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093729 | 02/01/05 | REFI-CASHOUT | 9.700 | Full | B | 484 | 142,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5093828 | 02/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 584 | 252,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5093877 | 03/01/05 | REFI-NO CASHOUT | 9.800 | Stated | B | 612 | 575,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5093901 | 02/01/05 | REFI-CASHOUT | 12.200 | Stated | C | 492 | 69,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094037 | 02/01/05 | REFI-CASHOUT | 11.020 | Full | B- | 509 | 70,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5094164 | 02/01/05 | PURCHASE | 6.550 | Stated | A | 650 | 451,000.00 | 451000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094214 | 03/01/05 | REFI-NO CASHOUT | 7.450 | Full | A- | 638 | 140,500.00 | 0 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5094248 | | PURCHASE | 10.750 | Stated | A | 691 | 385,000.00 | 379000 | 2 | 2/13/2003 | 239 | 04/01/03 | Group I | | | N |
| 5094313 | 02/01/05 | PURCHASE | 6.600 | Stated | A | 731 | 505,000.00 | 505,000.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094347 | | REFI-CASHOUT | 12.400 | Full | C | 617 | 130,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5094354 | 02/01/05 | PURCHASE | 7.250 | Full | AA | 645 | 500,000.00 | 500000 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094461 | 02/01/05 | REFI-CASHOUT | 9.750 | Full | B | 624 | 460,000.00 | 0.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094479 | | REFI-CASHOUT | 6.750 | Stated | AA | 677 | 565,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group I | | | N |
| 5094511 | 02/01/05 | PURCHASE | 7.450 | Stated | A | 671 | 490,000.00 | 489900 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5094610 | 02/01/05 | PURCHASE | 6.000 | Stated | AA | 730 | 515,000.00 | 515,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094628 | 03/01/05 | REFI-CASHOUT | 10.500 | Full | B | 492 | 124,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094727 | 02/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 498 | 244,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094743 | 02/01/06 | REFI-CASHOUT | 8.990 | Stated | B- | 614 | 560,000.00 | 0.00 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5094800 | 03/01/05 | REFI-CASHOUT | 7.950 | Stated | A- | 568 | 425,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5094834 | | PURCHASE | 11.250 | Full | A | 636 | 184,900.00 | 184,800.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 5094850 | 03/01/06 | REFI-CASHOUT | 10.000 | Full | B | 500 | 245,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094867 | 02/01/05 | REFI-CASHOUT | 9.250 | Stated | A- | 531 | 135,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5094875 | 02/01/05 | REFI-CASHOUT | 6.550 | Full | B | 720 | 455,000.00 | 0.00 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5094891 | 02/01/05 | PURCHASE | 6.850 | Stated | A | 786 | 488,000.00 | 485950 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095039 | 03/01/05 | REFI-CASHOUT | 11.600 | Full | A- | 449 | 87,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095070 | 02/01/05 | REFI-CASHOUT | 9.000 | Stated | A- | 612 | 270,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095104 | | REFI-NO CASHOUT | 8.750 | Stated | AA | 682 | 72,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 5095138 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 687 | 435,000.00 | 435000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095187 | 03/01/05 | PURCHASE | 7.200 | Stated | A | 678 | 615,000.00 | 615,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095195 | | PURCHASE | 10.990 | Stated | A | 678 | 615,000.00 | 615000 | 2 | 2/20/2003 | 239 | 03/01/03 | Group I | | | N |
| 5095252 | 03/01/05 | REFI-CASHOUT | 7.950 | Full | A- | 593 | 575,000.00 | 0 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5095344 | 02/01/05 | PURCHASE | 6.350 | Stated | A | 680 | 500,000.00 | 500000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095401 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Full | A- | 579 | 130,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095427 | 02/01/05 | REFI-CASHOUT | 7.750 | Full | B | 569 | 470,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095484 | 02/01/05 | REFI-NO CASHOUT | 7.990 | Full | B | 681 | 382,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095508 | 02/01/05 | PURCHASE | 6.800 | Stated | A | 654 | 525,000.00 | 525000 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095550 | 03/01/05 | REFI-CASHOUT | 10.350 | Full | C | 551 | 168,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095583 | 02/01/05 | REFI-CASHOUT | 8.050 | Full | B | 570 | 164,500.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095591 | 02/01/05 | PURCHASE | 10.950 | Full | B- | 0 | 80,000.00 | 80,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095617 | 02/01/05 | PURCHASE | 10.050 | Full | C | 577 | 925,000.00 | 875,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095643 | 03/01/05 | REFI-NO CASHOUT | 11.250 | Full | A- | 493 | 79,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095658 | 02/01/05 | REFI-NO CASHOUT | 11.750 | Full | D | 533 | 130,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095708 | 03/01/05 | REFI-CASHOUT | 10.850 | Full | B- | 523 | 70,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095724 | 02/01/05 | REFI-CASHOUT | 7.850 | Stated | B | 596 | 260,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5095781 | | PURCHASE | 11.500 | Full | B- | 518 | 160,000.00 | 160,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5095823 | 03/01/05 | PURCHASE | 6.250 | Stated | A | 724 | 449,000.00 | 449,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095864 | 03/01/05 | PURCHASE | 12.400 | Full | A- | 485 | 53,000.00 | 45,000.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095948 | 02/01/05 | REFI-NO CASHOUT | 10.300 | Full | A- | 612 | 165,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095955 | | PURCHASE | 8.950 | Stated | A- | 681 | 277,000.00 | 255,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5096011 | 02/01/05 | PURCHASE | 8.800 | Full | A- | 593 | 700,600.00 | 679,000.00 | 1 | 1/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096086 | 02/01/05 | REFI-CASHOUT | 9.500 | Full | B | 583 | 112,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096102 | 02/01/05 | PURCHASE | 9.250 | Stated | B | 631 | 107,000.00 | 106,900.00 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5096136 | 02/01/05 | PURCHASE | 6.000 | Stated | AA | 633 | 658,000.00 | 635,000.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096144 | | REFI-CASHOUT | 7.550 | Stated | AA | 677 | 118,000.00 | 0.00 | 1 | 1/21/2003 | 178 | 03/01/03 | Group II | | | N |
| 5096169 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | B | 488 | 220,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Ram Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6370 x.7261
ram.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.267) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5096201 | 0074249384 | FREDY O OCANA | 2301 W WOODLAWN AVENUE | TAMPA | FL | 33607 | OWNER-OCC | SFR | 360 | 84.71 | 84.71 | 9.75 |
| 5096284 | 0074249467 | ELIZER GARCIA JR | 543 E NEW YORK AVE | BROOKLYN | NY | 11225 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 11.75 |
| 5096358 | 0074249533 | EDWARD W BARKANIC | 14021 DOGWOOD ROAD | POWAY | CA | 92064 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.50 |
| 5096409 | 0074249582 | DIANE JOHNSON | 19934 WOODINGHAM DR | DETROIT | MI | 48221 | OWNER-OCC | SFR | 360 | 59.06 | 59.06 | 8.70 |
| 5096417 | 0074249590 | ROGER C CLAY | 4206 N FRANCE AVE | ROBBINSDALE | MN | 55422 | OWNER-OCC | SFR | 360 | 84.57 | 84.57 | 10.90 |
| 5096433 | 0074249618 | MILTON O FLOURNOY | 8243 S ARTESIAN | CHICAGO | IL | 60629 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.55 |
| 5096490 | 0074249673 | VIOLA J KORNEGAY | 1266 HWY 58 SOUTH | TRENTON | NC | 28585 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.10 |
| 5096565 | 0074249749 | ROOSEVELT S BRYANT | 18372 VIRGIL | DETROIT | MI | 48223 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.05 |
| 5096599 | 0074249772 | RYAN E GRAY | 3890 CLINTON MACON RD | CLINTON | MI | 49236 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 |
| 5096680 | 0074249863 | DAVID C ROBERTS | 739 RIVER ROCK ROAD | CHULA VISTA | CA | 91914 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.50 |
| 5096698 | 0074249871 | DAVID J VEROSKY | 44 CENTER STREET | KINGSTON | PA | 18704 | OWNER-OCC | SFR | 360 | 84.89 | 84.89 | 11.20 |
| 5096813 | 0074249996 | RICK BITTLE | 2852 RAFFERTY RD | HEMET | CA | 92545 | OWNER-OCC | SFR | 180 | 85.00 | 85.00 | 8.45 |
| 5096821 | 0074250002 | SUDHIR J KARIA | 2712 S HUMBOLDT AVE | MINNEAPOLIS | MN | 55408 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.90 |
| 5096847 | 0074250028 | RONALD HERRING | 12506 LAKECREST CIRCLE | CYPRESS | TX | 77429 | OWNER-OCC | SFR | 360 | 84.72 | 84.72 | 9.90 |
| 5096912 | 0074250093 | JEFFREY S FRENDO | 38327 S RICKHAM | WESTLAND | MI | 48186 | OWNER-OCC | SFR | 360 | 75.76 | 75.76 | 10.95 |
| 5096938 | 0074250119 | DONALD R BROOKS | 521 SECOND STREET | BELTON | MO | 64012 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 |
| 5096961 | 0074250143 | STEVEN ARMSTRONG | 7124 MARINTHIANA AVENUE | BOARDMAN | OH | 44512 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 |
| 5097078 | 0074250258 | NICCOL HARDISON | 2115 RAGLAND DR | HOUSTON | TX | 77067 | OWNER-OCC | PUD | 360 | 95.00 | 95.00 | 8.30 |
| 5097084 | 0074250267 | SAM G STEWART | 108 MARION AVENUE | WINNSBORO | SC | 29180 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 |
| 5097092 | 0074250275 | NAJLA FARZANA | 2370 COLLINS COURT | FREMONT | CA | 94538 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 |
| 5097142 | 0074250325 | ABBAS PATMARD | 718 BELLAGIO COURT | OAK PARK | CA | 91377 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.00 |
| 5097241 | 0074250424 | MICHAEL L JEFFERSON | 379 ALAMO WAY | OCEANSIDE | CA | 92057 | OWNER-OCC | PUD | 360 | 79.99 | 79.99 | 8.10 |
| 5097308 | 0074250515 | ISABELLE CABELLO | 475 MOCKINGBIRD COURT | LINDENHURST | IL | 60046 | OWNER-OCC | SFR | 360 | 82.95 | 82.95 | 8.70 |
| 5097318 | 0074250523 | MARLON VILLATORO | 2049 DES MOINES STREET | DES MOINES | IA | 50317 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.70 |
| 5097415 | 0074250622 | MANDY J BATTAGLIA | 3556 PONZA CT | LAS VEGAS | NV | 89141 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 |
| 5097464 | 0074250671 | BENJAMIN RUIZ | 36530 CHERRY STREET | NEWARK | CA | 94560 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 |
| 5097480 | 0074250687 | SCOTT J SCHWEICKERT | 730 N TOMAHAWK RD | APACHE JUNCTION | AZ | 85219 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 |
| 5097514 | 0074250721 | ANGELO H OLIVA | 3048 PRADO LANE | DAVIS | CA | 95618 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.95 |
| 5097522 | 0074250739 | ROBERT BROWN III | 781 BARLETA LANE | LIVERMORE | CA | 94550 | OWNER-OCC | SFR | 360 | 83.15 | 83.15 | 6.85 |
| 5097548 | 0074250784 | EVANGELON FERGUSON | 1834 HYDE PARK LANE | MANTECA | CA | 95336 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 |
| 5097563 | 0074250770 | TONY HAIRSTON | 3301 PRICE RD | EDEN | NC | 27288 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.20 |
| 5097613 | 0074250812 | REGINALD W FERGUSON | 4440 HALE STREET | THE COLONY | TX | 75056 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.80 |
| 5097662 | 0074250861 | DIANA A ORDONEZ | 8584 S QUEMOY WAY | AURORA | CO | 80016 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.99 |
| 5097746 | 0074250945 | EVERARDO AVILA | 3100 34TH AVENUE | SACRAMENTO | CA | 95824 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5097787 | 0074250986 | MARCUS A MORGAN | 5 INCA COURT | SACRAMENTO | CA | 95833 | OWNER-OCC | SFR | 360 | 87.57 | 87.57 | 7.95 |
| 5097837 | 0074251034 | SHERRILYN M TARANTINO | 8050 BROOKS DRIVE | ARVADA | CO | 80004 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 |
| 5097852 | 0074251059 | RICK L HOLTZCLAW | 1402 COUNTY ROAD 3358 | CLARKSVILLE | AR | 72830 | OWNER-OCC | SFR | 360 | 84.91 | 84.91 | 9.35 |
| 5097860 | 0074251067 | JOHN ORSZULAK | 1150 PURITAN AVE | LATROBE | PA | 15650 | OWNER-OCC | SFR | 360 | 62.64 | 62.64 | 10.60 |
| 5097902 | 0074251109 | NATHANIEL I FRANSON | 6449 60TH STREET NORTH | PINELLAS PARK | FL | 33781 | OWNER-OCC | SFR | 240 | 80.00 | 80.00 | 11.99 |
| 5097944 | 0074251141 | SILVANA WILLER | 14226 ROBERTSON STREET | DEARBORN | MI | 48126 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.10 |
| 5098025 | 0074251224 | DON KUBLEY | 15945 GLACIER HIGHWAY | JUNEAUA | AK | 99801 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 |
| 5098033 | 0074251232 | ROBERT M DUNSON | 1497 WASHBURN STREET | AKRON | OH | 44307 | OWNER-OCC | SFR | 360 | 79.05 | 79.05 | 8.75 |
| 5098058 | 0074251257 | MEHRNAZ GHOLIPOOR | 21132 49TH AVENUE W | LYNNWOOD | WA | 98036 | OWNER-OCC | SFR | 360 | 94.98 | 94.98 | 7.70 |
| 5098074 | 0074251273 | MICHAEL M MCDOWELL | 16907 76TH AVENUE WEST | EDMONDS | WA | 98026 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.70 |
| 5098108 | 0074251307 | ROBERT R LORENZ | 6220 118TH STREET COURT E | PUYALLUP | WA | 98373 | OWNER-OCC | SFR | 360 | 78.68 | 78.68 | 8.00 |
| 5098157 | 0074251356 | MICHAEL D DESMOND | 4732 WESTWIND LN | HIGHLANDS RANCH | CO | 80126 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 8.55 |
| 5098173 | 0074251372 | TED ALBEN | 30002 NE WALMER RD | RIDGEFIELD | WA | 98642 | OWNER-OCC | SFR | 360 | 74.55 | 74.54 | 7.45 |
| 5098231 | 0074251430 | JAMES E LEIGH | 12010 169TH DRIVE NE | ARLINGTON | WA | 98223 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.35 |
| 5098314 | 0074251513 | OSCAR ESCOBAR | 13415 BISHOP WAY DRIVE | HOUSTON | TX | 77072 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.95 |
| 5098348 | 0074251547 | DAVID H SCHMUNK | 3518 SE 13TH AVE | PORTLAND | OR | 97202 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 7.99 |
| 5098405 | 0074251604 | STEPHANIE M MALEJKO | 1424 W RENEE DR | PHOENIX | AZ | 85027 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 |
| 5098454 | 0074251653 | RICHARD J UTTERBACK | 6767 N 7TH STREET #227 | PHOENIX | AZ | 85014 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 9.00 |
| 5098462 | 0074251661 | RICHARD J UTTERBACK | 6767 N 7TH STREET # 227 | PHOENIX | AZ | 85014 | OWNER-OCC | CONDO | 180 | 20.00 | 100.00 | 10.99 |
| 5098579 | 0074251778 | FRANCISCO T RODRIGUEZ | 270 HILLSIDE BOULEVARD | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | PUD | 360 | 74.13 | 74.13 | 8.10 |
| 5098652 | 0074251851 | COLUMBUS HINES | 736 JEWELL DRIVE | SAN DIEGO | CA | 92113 | OWNER-OCC | SFR | 360 | 58.82 | 58.82 | 8.75 |
| 5098710 | 0074251918 | ARLEITHA COOK | 4102 HOPPER ROAD | HOUSTON | TX | 77093 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 11.35 |
| 5098728 | 0074251927 | DONALD E WRIGHT | 2301 TULLY RD | MODESTO | CA | 95350 | OWNER-OCC | SFR | 360 | 70.48 | 70.48 | 7.00 |
| 5098744 | 0074251943 | ROBIN L G PACHECO | 8471 NW RIO GRANDE BOULEVARD | ALBUQUERQUE | NM | 87114 | OWNER-OCC | SFR | 360 | 87.00 | 87.00 | 8.50 |
| 5098769 | 0074251968 | LYNN P DONEY | 889 COX BROOK ROAD | NORTHFIELD | VT | 5663 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.26 |
| 5098835 | 0074252032 | ROBERT KIRKLAND | 714 FAYETTE DRIVE | EULESS | TX | 76039 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.35 |
| 5098850 | 0074252057 | RODERICK S TOLOSA | 897 SALT LAKE DRIVE | SAN JOSE | CA | 95133 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.00 |
| 5098868 | 0074252065 | LISA A ORULLIAN | 2459 CAROL ANN DRIVE | TRACY | CA | 95376 | OWNER-OCC | SFR | 360 | 87.23 | 87.23 | 7.15 |
| 5098876 | 0074252073 | JOHN MARTINEZ | 351 MAJESTIC DRIVE | HOLLISTER | CA | 95023 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.90 |
| 5098884 | 0074252081 | JERRI G TERRY | 1623 RACQUET DR | LOS BANOS | CA | 93635 | OWNER-OCC | SFR | 360 | 89.20 | 89.20 | 8.65 |
| 5098892 | 0074252099 | DANIEL AYALA | 100 MARIAN LANE | SAN JOSE | CA | 95127 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.45 |
| 5098918 | 0074252115 | JOHN E MILLER | 6410 STATE ROUTE 12 | MALONE | WA | 98559 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.10 |
| 5098942 | 0074252149 | JENNY D SABAS | 4972 HAMES DRIVE | CONCORD | CA | 94521 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.90 |
| 5098983 | 0074252180 | VIRENDER KAMBOJ | 4728 LONGCOVE DRIVE | STOCKTON | CA | 95219 | OWNER-OCC | SFR | 180 | 69.42 | 69.42 | 8.25 |
| 5099247 | 0074252438 | ANNA MARKIEWICZ | 2906 N OAK PARK AVENUE | CHICAGO | IL | 60634 | OWNER-OCC | 2-4 UNITS | 360 | 83.28 | 83.28 | 6.25 |
| 5099254 | 0074252446 | LORETTA L MORROW | 321 E WARREN STREET | BUCYRUS | OH | 44820 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 | 9.80 |
| 5099262 | 0074252453 | GERMAN ESPITIA | 4441 MAGNOLIA DR | WESTON | FL | 33331 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.00 |
| 5099320 | 0074252511 | ROSE K STONE | 16084 MARICOPA HIGHWAY | OJAI | CA | 93023 | OWNER-OCC | SFR | 360 | 72.73 | 72.73 | 8.25 |
| 5099361 | 0074252553 | TODD B KISSEL | 5314 AKRON LANE | BLACK CREEK | NC | 27813 | OWNER-OCC | MANU/MOBIL | 360 | 79.14 | 79.14 | 11.45 |
| 5099387 | 0074252578 | ALEJANDRO FERNANDEZ | 817 QUERETARO DR | EL PASO | TX | 79912 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.35 |
| 5099411 | 0074252602 | NATOSHA V MCCUNE | 1026 ETHAL | DETROIT | MI | 48217 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 |
| 5099486 | 0074252677 | TRENELL C SMITH | 1734 W 147TH STREET NO C | GARDENA | CA | 90247 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.65 |
| 5099528 | 0074252719 | PATTIE THATCHER | 3645 S 5450 WEST | WEST VALLEY CITY | UT | 84120 | OWNER-OCC | SFR | 360 | 83.00 | 83.00 | 10.40 |
| 5099618 | 0074252800 | JIMMY JUAREZ | 43254 OLD PIONEER TOWN RD | BIG BEAR CITY | CA | 92314 | OWNER-OCC | SFR | 360 | 84.92 | 84.92 | 10.26 |
| 5099643 | 0074252834 | BRIAN SCOTT | 1512 BEATRICE DR | DAYTON | OH | 45424 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 |
| 5099684 | 0074252875 | VIRGINIA M BOGAN | 2713 COURTNEY LANE | GREENSBORO | NC | 27408 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.35 |
| 5099692 | 0074252883 | DENIS A DIBENEDETTI | 101 SEAMAN NECK RD | DIX HILLS | NY | 11746 | OWNER-OCC | SFR | 360 | 52.63 | 52.63 | 8.89 |
| 5099700 | 0074252891 | LETA F ELLIS | 4212 BURNEY DRIVE | AUSTIN | TX | 78731 | OWNER-OCC | SFR | 360 | 21.74 | 21.74 | 8.85 |
| 5099718 | 0074252909 | ALEX SHAIR | 530 SURRYSE ROAD | LAKE ZURICH | IL | 60047 | OWNER-OCC | SFR | 360 | 68.67 | 68.67 | 10.05 |
| 5099759 | 0074252941 | MONICA VILLARREAL | 2302 COYOTE AVENUE | SAN JUAN | TX | 78589 | OWNER-OCC | SFR | 360 | 53.20 | 53.20 | 8.80 |
| 5099783 | 0074252974 | JOHN W COOR | 174 HANDSOME JACK ROAD | ABILENE | TX | 79602 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.55 |
| 5099791 | 0074252982 | CONNIE A WHITE | 3925 REDONDO STREET | RIVERSIDE | CA | 92506 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.86 |
| 5099833 | 0074253022 | GARY OLLANO | 808 SILVER FIR RD | DIAMOND BAR | CA | 91789 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 8.75 |
| 5099841 | 0074253030 | YOLANDA SMITH | 12425 REDBUD AVENUE | DESERT HOT SPRINGS | CA | 92240 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.25 |
| 5099874 | 0074253063 | JAMES W CAFFEY | 7331 TAYLOR RANCH LOOP | KAUFMAN | TX | 75142 | OWNER-OCC | SFR | 360 | 78.00 | 78.00 | 12.05 |
| 5099887 | 0074253071 | JEROME O ADKINS | 6850 GUFFORD AVE | INDIANAPOLIS | IN | 46240 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 |
| 5099890 | 0074253089 | SHAWN M VACHA | 475 S LOCUST STREET | CHEBANSE | IL | 60922 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 |
| 5099908 | 0074253097 | DONALD H ROSSIRE | 707 NW WATERLILY PLACE | JENSEN BEACH | FL | 34957 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 9.85 |
| 5099999 | 0074253188 | DANNY LEONARD | LOT 6 S RIDGE DR | LOUISBURG | NC | 27549 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.60 |
| 5100078 | 0074253261 | THOMAS PAYNE | 635 ROUTHIER RD | TROY | VT | 5868 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.90 |
| 5100235 | 0074253428 | GLORIA J CANTY | 665 BUSH DRIVE | HOPE HULL | AL | 36043 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 |
| 5100300 | 0074253493 | JEFFREY K SCHARP | 1404 ELAINE STREET | PAPILLION | NE | 68046 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.95 |
| 5100334 | 0074253527 | HERBERT T WILLIAMS | 114 PLAQUEMINES STREET | BRAITHWAITE | LA | 70040 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 12.25 |
| 5100441 | 0074253634 | DAVID E RUSSELL | 1974 BALTIMORE ANNAPOLIS | ANNAPOLIS | MD | 21401 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.88 |
| 5100623 | 0074253808 | LESLIE F FEIK | 16220 HIGHWAY 202 | ROCKY FORD | CO | 81067 | OWNER-OCC | SFR | 360 | 79.17 | 79.17 | 8.99 |
| 5100649 | 0074253824 | ARTHUR K MA | 21816 E MEADOWLARK WAY | WALNUT | CA | 91789 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.60 |
| 5100680 | 0074253863 | FRANK COWFER | 625 BACKBONE MOUNTAIN DR | HENDERSON | NV | 89012 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.55 |
| 5100698 | 0074253873 | TIMOTHY CUNNINGHAM | 7171 MARGATE COURT | RANCHO CUCAMONGA | CA | 91730 | OWNER-OCC | SFR | 360 | 86.57 | 86.57 | 8.50 |
| 5100789 | 0074253964 | DONG QUACH | 4102 INGRAHAM STREET | SAN DIEGO | CA | 92109 | NON OWNER | SFR | 360 | 73.58 | 73.58 | 7.00 |
| 5100813 | 0074253998 | BRETT L SHIRLEY | 2130 BRAUN DRIVE | GOLDEN | CO | 80401 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 |
| 5100862 | 0074254048 | JOSE CASTRO | 3901 SW 39 STREET | HOLLYWOOD | FL | 33023 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.30 |
| 5100888 | 0074254079 | SYLVIA CORONEL | 2852 POTRERO AVENUE #31 | EL MONTE | CA | 91733 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 |
| 5100912 | 0074254085 | DERKHAN WAIZ | 3212 OSO GRANDE WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 |

| LOAN NUMBER | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,520.15) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5096201 | 04/01/03 | 03/01/33 | 618.60 | 72,000.00 | 72,000.00 | 71,968.40 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 03/01/05 |
| 5096284 | 04/01/03 | 03/01/23 | 758.60 | 70,000.00 | 70,000.00 | 69,920.82 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5096358 | 03/01/03 | 02/01/33 | 3,749.54 | 536,250.00 | 535,852.02 | 535,451.50 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 02/01/05 |
| 5096409 | 04/01/03 | 03/01/33 | 752.83 | 88,000.00 | 88,000.00 | 87,956.58 | ARM | 5.990 | 15.700 | 8.700 | 1 | 1 | 03/01/05 |
| 5096417 | 04/01/03 | 03/01/33 | 944.78 | 100,000.00 | 100,000.00 | 99,963.55 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 |
| 5096433 | 03/01/03 | 02/01/33 | 1,579.79 | 172,000.00 | 171,932.38 | 171,864.16 | ARM | 5.990 | 16.550 | 10.550 | 1 | 1 | 02/01/05 |
| 5096490 | 03/01/03 | 02/01/33 | 353.15 | 43,500.00 | 43,196.15 | 43,173.59 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 02/01/05 |
| 5096565 | 04/01/03 | 03/01/33 | 408.36 | 39,650.00 | 39,650.00 | 39,638.77 | ARM | 6.750 | 18.050 | 12.050 | 1 | 1 | 03/01/05 |
| 5096599 | 04/01/03 | 03/01/33 | 2,275.59 | 255,000.00 | 254,891.81 | 254,891.91 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 |
| 5096680 | 03/01/03 | 02/01/33 | 2,852.40 | 408,000.00 | 407,382.51 | 407,382.51 | ARM | 5.750 | 13.500 | 7.500 | 1 | 1 | 02/01/05 |
| 5096698 | 04/01/03 | 03/01/33 | 793.33 | 82,000.00 | 81,972.00 | 81,972.00 | ARM | 6.250 | 17.200 | 11.200 | 3 | 1 | 03/01/06 |
| 5096813 | 03/01/03 | 02/01/18 | 1,003.83 | 115,000.00 | 115,217.52 | 114,832.88 | FXD | 0.000 | 8.450 | 0.000 | 0 | 0 | |
| 5096821 | 03/01/03 | 02/01/33 | 3,262.22 | 375,000.00 | 374,830.53 | 374,659.68 | ARM | 5.990 | 15.900 | 9.900 | 1 | 1 | 02/01/05 |
| 5096847 | 03/01/03 | 02/01/33 | 1,048.69 | 120,512.00 | 120,457.53 | 120,402.41 | ARM | 5.990 | 15.900 | 9.900 | 1 | 1 | 02/01/05 |
| 5096912 | 03/01/03 | 02/01/33 | 1,185.69 | 125,000.00 | 124,954.94 | 124,909.48 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | |
| 5096938 | 04/01/03 | 03/01/33 | 500.44 | 52,800.00 | 52,800.00 | 52,780.98 | ARM | 5.990 | 16.850 | 10.850 | 3 | 1 | 03/01/06 |
| 5096961 | 04/01/03 | 03/01/33 | 811.83 | 90,950.00 | 90,911.45 | 90,911.45 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 |
| 5097078 | 03/01/03 | 02/01/33 | 770.83 | 102,125.00 | 102,060.53 | 101,995.62 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | |
| 5097084 | 04/01/03 | 03/01/33 | 863.84 | 96,800.00 | 96,766.96 | 96,758.98 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 03/01/05 |
| 5097092 | 04/01/03 | 03/01/33 | 3,075.65 | 400,000.00 | 399,757.67 | 399,757.67 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 03/01/05 |
| 5097142 | 04/01/03 | 03/01/33 | 2,542.10 | 424,000.00 | 424,000.00 | 423,577.80 | ARM | 4.750 | 12.000 | 8.000 | 1 | 1 | 03/01/08 |
| 5097241 | 03/01/03 | 02/01/33 | 2,186.25 | 362,750.00 | 362,039.88 | 362,039.88 | FXD | 0.000 | 8.100 | 0.000 | 0 | 0 | |
| 5097308 | 03/01/03 | 02/01/33 | 1,981.33 | 253,000.00 | 252,852.82 | 252,704.77 | ARM | 5.990 | 14.700 | 8.700 | 1 | 1 | 02/01/05 |
| 5097318 | 03/01/03 | 02/01/33 | 479.28 | 61,200.00 | 61,144.42 | 61,108.44 | FXD | 0.000 | 8.700 | 0.000 | 0 | 0 | |
| 5097415 | 04/01/03 | 03/01/23 | 438.16 | 40,523.00 | 40,523.00 | 40,480.83 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5097464 | 03/01/03 | 02/01/33 | 2,025.57 | 308,000.00 | 305,748.88 | 305,491.88 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | |
| 5097480 | 04/01/03 | 03/01/33 | 940.43 | 119,000.00 | 118,932.24 | 118,932.24 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 |
| 5097514 | 03/01/03 | 02/01/33 | 3,041.63 | 418,500.00 | 418,217.66 | 418,933.49 | ARM | 5.750 | 13.950 | 7.950 | 1 | 1 | 02/01/05 |
| 5097522 | 03/01/03 | 02/01/33 | 4,648.97 | 740,000.00 | 739,375.25 | 738,848.38 | ARM | 4.990 | 12.850 | 6.850 | 3 | 1 | 02/01/06 |
| 5097548 | 04/01/03 | 03/01/33 | 2,417.11 | 301,750.00 | 301,750.00 | 301,583.44 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 03/01/05 |
| 5097563 | 03/01/03 | 02/01/33 | 887.48 | 99,450.00 | 99,407.05 | 99,365.34 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 |
| 5097613 | 04/01/03 | 03/01/33 | 1,021.35 | 100,800.00 | 100,800.00 | 100,768.85 | ARM | 6.250 | 17.800 | 11.800 | 3 | 1 | 03/01/06 |
| 5097662 | 01/01/03 | 12/01/32 | 2,861.61 | 390,340.00 | 389,567.38 | 389,269.84 | ARM | 5.750 | 14.990 | 7.990 | 3 | 1 | 12/01/04 |
| 5097746 | 04/01/03 | 03/01/23 | 253.81 | 25,000.00 | 24,923.96 | 24,923.96 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5097787 | 04/01/03 | 03/01/33 | 812.86 | 125,000.00 | 125,000.00 | 124,915.27 | ARM | 5.990 | 13.950 | 7.950 | 1 | 1 | 03/01/05 |
| 5097837 | 03/01/03 | 02/01/33 | 1,742.30 | 181,250.00 | 181,173.17 | 181,095.87 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 |
| 5097852 | 04/01/03 | 03/01/33 | 746.94 | 90,000.00 | 89,954.31 | 89,954.31 | ARM | 5.750 | 15.350 | 9.350 | 3 | 1 | 03/01/08 |
| 5097860 | 04/01/03 | 03/01/33 | 502.62 | 54,500.00 | 54,500.00 | 54,478.80 | FXD | 0.000 | 10.600 | 0.000 | 0 | 0 | |
| 5097902 | 03/01/03 | 02/01/33 | 853.84 | 82,800.00 | 82,773.39 | 82,746.51 | ARM | 6.250 | 17.990 | 11.990 | 1 | 1 | 02/01/05 |
| 5097944 | 03/01/03 | 02/01/33 | 700.58 | 67,600.00 | 67,581.95 | 67,561.95 | ARM | 6.750 | 18.100 | 12.100 | 1 | 1 | 02/01/05 |
| 5098025 | 03/01/03 | 02/01/33 | 2,879.48 | 400,000.00 | 399,438.20 | 399,438.20 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | |
| 5098033 | 04/01/03 | 03/01/33 | 652.97 | 83,000.00 | 83,000.00 | 82,952.24 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 |
| 5098058 | 04/01/03 | 03/01/33 | 1,388.14 | 194,700.00 | 194,700.00 | 194,561.19 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 | |
| 5098074 | 03/01/03 | 02/01/33 | 3,047.91 | 427,500.00 | 427,195.22 | 426,888.48 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 02/01/05 |
| 5098108 | 03/01/03 | 02/01/33 | 2,146.40 | 358,000.00 | 355,715.25 | 355,347.43 | ARM | 4.250 | 12.000 | 8.000 | 1 | 1 | 02/01/05 |
| 5098157 | 03/01/03 | 02/01/33 | 3,302.27 | 427,500.00 | 427,243.67 | 426,985.51 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 02/01/05 |
| 5098173 | 03/01/03 | 02/01/33 | 2,567.48 | 369,000.00 | 368,723.39 | 368,445.07 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 02/01/05 |
| 5098231 | 03/01/03 | 02/01/33 | 1,456.54 | 175,500.00 | 175,410.90 | 175,321.10 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 02/01/05 |
| 5098314 | 03/01/03 | 02/01/33 | 806.56 | 100,690.00 | 100,528.43 | 100,528.43 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | |
| 5098348 | 03/01/03 | 02/01/33 | 898.01 | 122,500.00 | 122,334.73 | 122,334.73 | ARM | 5.990 | 13.990 | 7.990 | 3 | 1 | 02/01/08 |
| 5098405 | 03/01/03 | 02/01/33 | 847.13 | 88,600.00 | 88,507.62 | 88,507.62 | ARM | 5.750 | 15.750 | 8.750 | 1 | 1 | 02/01/05 |
| 5098454 | 03/01/03 | 02/01/33 | 482.77 | 60,000.00 | 59,967.23 | 59,934.21 | ARM | 5.990 | 15.000 | 9.000 | 1 | 1 | 02/01/05 |
| 5098462 | 03/01/03 | 02/01/18 | 170.40 | 15,000.00 | 14,933.65 | 14,933.65 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 5098579 | 03/01/03 | 02/01/33 | 3,830.00 | 467,000.00 | 466,085.52 | 466,085.52 | ARM | 4.990 | 12.100 | 8.100 | 1 | 1 | 02/01/05 |
| 5098652 | 03/01/03 | 02/01/33 | 1,180.00 | 150,000.00 | 149,913.88 | 149,826.75 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | |
| 5098710 | 04/01/03 | 03/01/33 | 362.48 | 37,030.00 | 37,030.00 | 37,017.78 | ARM | 5.990 | 17.350 | 11.350 | 1 | 1 | 03/01/05 |
| 5098728 | 03/01/03 | 02/01/33 | 1,031.22 | 155,000.00 | 154,872.95 | 154,745.10 | FXD | 0.000 | 7.070 | 0.000 | 0 | 0 | |
| 5098744 | 03/01/03 | 02/01/33 | 4,369.20 | 622,000.00 | 621,743.24 | 621,484.45 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | |
| 5098769 | 04/01/03 | 03/01/33 | 697.83 | 92,800.00 | 92,738.77 | 92,738.77 | ARM | 5.750 | 14.260 | 8.260 | 1 | 1 | 03/01/05 |
| 5098835 | 03/01/03 | 02/01/33 | 933.18 | 88,400.00 | 88,352.98 | 88,352.98 | ARM | 6.250 | 18.350 | 12.350 | 1 | 1 | 02/01/05 |
| 5098850 | 03/01/03 | 02/01/33 | 2,422.18 | 404,000.00 | 403,587.81 | 403,193.61 | ARM | 4.250 | 12.000 | 8.000 | 1 | 1 | 02/01/05 |
| 5098868 | 04/01/03 | 03/01/33 | 1,914.78 | 283,500.00 | 283,500.00 | 283,274.41 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 04/01/05 |
| 5098876 | 03/01/03 | 02/01/33 | 3,497.17 | 531,000.00 | 530,558.08 | 530,109.61 | ARM | 4.990 | 12.900 | 8.900 | 1 | 1 | 02/01/05 |
| 5098884 | 03/01/03 | 02/01/33 | 1,431.59 | 223,000.00 | 222,804.20 | 222,607.32 | ARM | 4.250 | 12.650 | 8.650 | 1 | 1 | 02/01/05 |
| 5098892 | 03/01/03 | 02/01/33 | 3,152.70 | 342,360.00 | 342,047.49 | 341,733.30 | ARM | 5.750 | 12.450 | 8.450 | 1 | 1 | 02/01/05 |
| 5098918 | 03/01/03 | 02/01/33 | 675.16 | 70,337.00 | 70,312.48 | 70,287.65 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 02/01/05 |
| 5098942 | 04/01/03 | 03/01/33 | 2,726.81 | 414,000.00 | 414,000.00 | 413,653.89 | ARM | 4.990 | 12.900 | 8.900 | 1 | 1 | 03/01/05 |
| 5098983 | 03/01/03 | 02/01/18 | 3,352.93 | 391,000.00 | 389,843.93 | 388,361.00 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 | |
| 5099247 | 04/01/03 | 03/01/33 | 1,640.89 | 288,500.00 | 288,500.00 | 288,247.13 | ARM | 4.250 | 12.250 | 6.250 | 1 | 1 | 03/01/05 |
| 5099254 | 04/01/03 | 03/01/33 | 497.33 | 57,637.50 | 57,637.50 | 57,610.88 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 03/01/05 |
| 5099262 | 03/01/03 | 02/01/33 | 1,631.90 | 222,400.00 | 222,080.31 | 222,080.31 | ARM | 4.990 | 14.000 | 8.000 | 1 | 1 | 02/01/05 |
| 5099320 | 03/01/03 | 02/01/33 | 4,507.80 | 600,000.00 | 599,617.40 | 599,232.17 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 | 02/01/05 |
| 5099361 | 03/01/03 | 02/01/33 | 868.11 | 88,000.00 | 87,971.66 | 87,942.88 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 |
| 5099387 | 03/01/03 | 02/01/33 | 778.60 | 85,850.00 | 85,818.72 | 85,853.83 | FXD | 0.000 | 10.350 | 0.000 | 0 | 0 | |
| 5099411 | 03/01/03 | 02/01/33 | 468.54 | 60,300.00 | 60,267.73 | 60,235.22 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 02/01/05 |
| 5099486 | 03/01/03 | 02/01/33 | 1,574.16 | 170,000.00 | 170,000.00 | 169,868.80 | ARM | 5.250 | 16.650 | 10.650 | 1 | 1 | 02/01/05 |
| 5099528 | 03/01/03 | 02/01/33 | 848.30 | 93,500.00 | 93,460.33 | 93,422.02 | ARM | 5.750 | 16.400 | 10.400 | 1 | 1 | 02/01/05 |
| 5099618 | 03/01/03 | 02/01/33 | 2,475.30 | 276,000.00 | 275,879.80 | 275,763.27 | ARM | 6.250 | 16.260 | 10.260 | 1 | 1 | 02/01/05 |
| 5099643 | 03/01/03 | 02/01/33 | 575.73 | 64,515.00 | 64,487.65 | 64,460.07 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 02/01/05 |
| 5099684 | 03/01/03 | 02/01/33 | 1,504.41 | 166,500.00 | 166,431.65 | 166,362.71 | FXD | 0.000 | 10.350 | 0.000 | 0 | 0 | |
| 5099692 | 04/01/03 | 03/01/33 | 4,019.51 | 499,999.00 | 499,999.00 | 499,729.32 | ARM | 5.750 | 14.890 | 8.890 | 1 | 1 | 03/01/05 |
| 5099700 | 04/01/03 | 03/01/33 | 478.33 | 60,000.00 | 60,000.00 | 59,966.18 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 | 03/01/05 |
| 5099718 | 04/01/03 | 03/01/33 | 881.27 | 100,000.00 | 100,000.00 | 99,956.23 | ARM | 5.750 | 16.050 | 10.050 | 1 | 1 | 03/01/05 |
| 5099759 | 03/01/03 | 02/01/33 | 407.78 | 51,600.00 | 51,570.61 | 51,541.00 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | |
| 5099783 | 04/01/03 | 03/01/33 | 1,438.51 | 156,400.00 | 156,400.00 | 156,338.51 | ARM | 5.990 | 16.550 | 10.550 | 1 | 1 | 03/01/05 |
| 5099791 | 03/01/03 | 02/01/33 | 1,418.84 | 199,750.00 | 199,608.43 | 199,461.84 | ARM | 5.990 | 13.860 | 7.860 | 3 | 1 | 02/01/08 |
| 5099833 | 04/01/03 | 03/01/23 | 312.83 | 32,980.00 | 32,935.13 | 32,935.13 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | |
| 5099841 | 03/01/03 | 02/01/33 | 898.79 | 100,300.00 | 100,257.94 | 100,215.52 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 02/01/05 |
| 5099874 | 04/01/03 | 03/01/33 | 704.68 | 68,250.00 | 68,230.68 | 68,230.68 | ARM | 6.750 | 18.050 | 12.050 | 1 | 1 | 03/01/05 |
| 5099887 | 04/01/03 | 03/01/33 | 1,274.84 | 131,750.00 | 131,679.67 | 131,679.67 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 |
| 5099890 | 03/01/03 | 02/01/33 | 730.85 | 90,600.00 | 89,951.85 | 89,903.33 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 02/01/05 |
| 5099908 | 03/01/03 | 02/01/33 | 1,637.70 | 189,000.00 | 188,913.67 | 188,826.64 | ARM | 5.750 | 15.850 | 9.850 | 3 | 1 | 02/01/06 |
| 5099999 | 04/01/03 | 03/01/33 | 781.73 | 85,850.00 | 85,850.00 | 85,816.81 | ARM | 5.990 | 16.600 | 10.600 | 1 | 1 | 03/01/05 |
| 5100078 | 04/01/03 | 03/01/33 | 891.08 | 102,400.00 | 102,400.00 | 102,353.72 | ARM | 5.990 | 15.900 | 9.900 | 1 | 1 | 03/01/05 |
| 5100235 | 03/01/03 | 02/01/33 | 2,371.42 | 337,500.00 | 337,252.02 | 337,002.48 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | |
| 5100300 | 03/01/03 | 02/01/33 | 2,114.78 | 319,477.00 | 319,212.52 | 318,946.51 | ARM | 4.750 | 12.950 | 8.950 | 1 | 1 | 02/01/05 |
| 5100334 | 04/01/03 | 03/01/33 | 712.57 | 68,000.00 | 67,981.60 | 67,981.60 | ARM | 6.750 | 18.250 | 12.250 | 1 | 1 | 03/01/05 |
| 5100441 | 04/01/03 | 03/01/33 | 3,744.50 | 570,000.00 | 570,000.00 | 569,521.13 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | |
| 5100623 | 03/01/03 | 02/01/33 | 763.71 | 95,000.00 | 94,889.32 | 94,889.32 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 |
| 5100649 | 03/01/03 | 02/01/33 | 3,104.73 | 440,000.00 | 439,679.94 | 439,357.85 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | |
| 5100680 | 03/01/03 | 02/01/33 | 2,417.09 | 344,620.00 | 343,747.24 | 343,492.89 | ARM | 4.990 | 13.550 | 7.550 | 3 | 1 | 02/01/08 |
| 5100698 | 03/01/03 | 02/01/33 | 2,709.27 | 352,350.00 | 352,136.54 | 351,921.57 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 02/01/05 |
| 5100789 | 03/01/03 | 02/01/33 | 2,202.16 | 331,000.00 | 330,724.77 | 330,451.84 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | |
| 5100813 | 03/01/03 | 02/01/33 | 1,858.45 | 204,000.00 | 203,918.05 | 203,835.39 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 02/01/05 |
| 5100862 | 03/01/03 | 02/01/33 | 756.47 | 110,400.00 | 110,314.73 | 110,228.94 | ARM | 6.990 | 13.300 | 7.300 | 1 | 1 | 03/01/05 |
| 5100888 | 04/01/03 | 03/01/23 | 274.12 | 27,000.00 | 26,947.75 | 26,867.76 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5100912 | 04/01/03 | 03/01/33 | 2,440.83 | 363,200.00 | 363,200.00 | 362,906.10 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 03/01/05 |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5096201 | REFI-CASHOUT | 9.750 | Full | A- | 617 | 85,000.00 | 0 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096284 | PURCHASE | 11.750 | Stated | A | 659 | 350,000.00 | 350,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5096358 | REFI-CASHOUT | 7.500 | Stated | A | 604 | 715,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096409 | REFI-CASHOUT | 8.700 | Full | B | 478 | 149,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096417 | REFI-NO CASHOUT | 10.900 | Full | D | 542 | 155,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5096433 | REFI-CASHOUT | 10.550 | Full | B | 545 | 215,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096490 | REFI-CASHOUT | 9.100 | Stated | B | 643 | 58,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5096565 | REFI-NO CASHOUT | 12.050 | Full | D | 506 | 61,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096599 | REFI-CASHOUT | 10.200 | Full | B | 480 | 300,000.00 | 0 | 1 | 2/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5096680 | REFI-CASHOUT | 7.500 | Full | A- | 564 | 510,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5096698 | REFI-NO CASHOUT | 11.200 | Full | B- | 464 | 96,600.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5096813 | REFI-NO CASHOUT | 8.450 | Stated | AA | 654 | 136,000.00 | 0.00 | 1 | 2/3/2003 | 178 | 03/01/03 | Group II | | | N |
| 5096821 | REFI-CASHOUT | 9.900 | Stated | B | 537 | 500,000.00 | 0 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096847 | PURCHASE | 9.900 | Full | B | 551 | 142,250.00 | 142250 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096912 | REFI-CASHOUT | 10.950 | Full | B | 517 | 165,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5096938 | REFI-CASHOUT | 10.850 | Full | B- | 488 | 66,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5096961 | REFI-CASHOUT | 10.200 | Full | B | 519 | 107,000.00 | 0 | 1 | 2/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5097078 | PURCHASE | 8.300 | Stated | AA | 645 | 107,500.00 | 107,500.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5097084 | REFI-CASHOUT | 10.200 | Full | A- | 488 | 121,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5097092 | PURCHASE | 8.500 | Stated | A- | 549 | 510,000.00 | 500,000.00 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5097142 | REFI-CASHOUT | 8.000 | Stated | AA | 753 | 530,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097241 | PURCHASE | 8.100 | Full | A | 635 | 455,000.00 | 453,470.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5097308 | REFI-NO CASHOUT | 8.700 | Full | B | 500 | 305,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097318 | REFI-NO CASHOUT | 8.700 | Full | A | 611 | 68,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5097415 | PURCHASE | 11.750 | Stated | A | 645 | 204,000.00 | 202,617.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5097464 | PURCHASE | 8.950 | Stated | AA | 761 | 360,000.00 | 360,000.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | | | N |
| 5097480 | REFI-CASHOUT | 8.800 | Full | B | 541 | 140,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5097514 | REFI-CASHOUT | 7.950 | Limited | A- | 528 | 490,000.00 | 0 | 1 | 1/26/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097522 | REFI-NO CASHOUT | 6.850 | Full | A | 627 | 890,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097548 | REFI-NO CASHOUT | 8.950 | Full | B | 503 | 355,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097563 | REFI-CASHOUT | 10.200 | Full | B | 510 | 117,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097613 | REFI-CASHOUT | 11.800 | Full | B- | 519 | 126,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097662 | PURCHASE | 7.990 | Stated | A | 649 | 510,000.00 | 487850 | 1 | 11/28/2002 | 356 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097746 | PURCHASE | 10.750 | Stated | A | 733 | 125,000.00 | 125,000.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 5097787 | REFI-CASHOUT | 7.950 | Full | B | 561 | 185,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097837 | REFI-CASHOUT | 10.450 | Full | B | 488 | 229,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097852 | REFI-CASHOUT | 9.350 | Full | A- | 493 | 106,000.00 | 0 | 1 | 2/12/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5097860 | REFI-CASHOUT | 10.600 | Full | B- | 520 | 87,000.00 | 0.00 | 1 | 2/3/2003 | 359 | 03/01/03 | Group I | | | N |
| 5097902 | PURCHASE | 11.990 | Full | B- | 479 | 116,000.00 | 116000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5097944 | REFI-CASHOUT | 12.100 | Full | C | 503 | 104,000.00 | 0 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5098025 | REFI-NO CASHOUT | 7.800 | Stated | A | 656 | 500,000.00 | 0.00 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | | | N |
| 5098033 | REFI-CASHOUT | 8.750 | Full | A- | 621 | 105,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098058 | REFI-CASHOUT | 7.700 | Stated | AA | 689 | 205,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | | | N |
| 5098074 | REFI-NO CASHOUT | 7.700 | Full | A | 634 | 475,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098108 | REFI-CASHOUT | 8.000 | Stated | AA | 654 | 455,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098157 | REFI-NO CASHOUT | 8.550 | Full | A- | 578 | 475,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098173 | REFI-CASHOUT | 7.450 | Stated | A | 604 | 495,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098231 | REFI-NO CASHOUT | 9.350 | Full | A- | 530 | 195,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098314 | PURCHASE | 8.950 | Stated | AA | 658 | 106,000.00 | 105,990.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group I | | | N |
| 5098348 | REFI-CASHOUT | 7.990 | Stated | B | 566 | 175,000.00 | 0 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5098405 | REFI-CASHOUT | 8.750 | Full | A- | 513 | 116,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5098454 | PURCHASE | 9.000 | Full | B | 628 | 75,000.00 | 75,000.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098462 | PURCHASE | 10.990 | Full | B | 628 | 75,000.00 | 75,000.00 | 2 | 1/29/2003 | 178 | 04/01/03 | Group I | | | N |
| 5098579 | PURCHASE | 8.100 | Stated | A | 654 | 630,000.00 | 630000 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5098652 | REFI-CASHOUT | 8.750 | Full | A- | 575 | 255,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | | | N |
| 5098710 | REFI-CASHOUT | 11.350 | Stated | B | 550 | 52,900.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098728 | REFI-NO CASHOUT | 7.000 | Stated | AA | 640 | 220,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group I | | | N |
| 5098744 | REFI-CASHOUT | 8.500 | Full | A | 617 | 600,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5098769 | REFI-CASHOUT | 8.260 | Full | A- | 522 | 116,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5098835 | REFI-NO CASHOUT | 12.350 | Full | B- | 490 | 110,500.00 | 0 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5098850 | REFI-NO CASHOUT | 8.000 | Stated | AA | 646 | 505,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098868 | REFI-CASH OUT | 7.150 | Stated | AA | 641 | 325,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098876 | REFI-CASHOUT | 8.900 | Full | A | 668 | 590,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098884 | REFI-CASHOUT | 8.650 | Stated | AA | 649 | 250,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098892 | PURCHASE | 8.450 | Full | A | 672 | 445,000.00 | 427,950.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098918 | REFI-CASHOUT | 11.100 | Full | B- | 533 | 82,750.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098942 | REFI-CASHOUT | 8.900 | Full | A | 646 | 460,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5098983 | REFI-NO CASHOUT | 8.250 | Stated | AA | 641 | 560,000.00 | 0.00 | 1 | 2/7/2003 | 178 | 03/01/03 | Group II | | | N |
| 5099247 | REFI-NO CASHOUT | 6.250 | Stated | AA | 670 | 320,000.00 | 0 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099254 | REFI-CASHOUT | 9.800 | Full | A- | 520 | 76,850.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099262 | PURCHASE | 8.000 | Full | B | 674 | 278,000.00 | 278000 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5099320 | REFI-CASHOUT | 8.250 | Stated | A- | 568 | 825,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099361 | PURCHASE | 11.450 | Full | B- | 0 | 112,000.00 | 111200 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099387 | PURCHASE | 10.350 | Full | A- | 510 | 96,000.00 | 95,500.00 | 1 | 1/27/2003 | 358 | 03/01/03 | Group I | | | N |
| 5099411 | REFI-CASHOUT | 9.100 | Full | A- | 510 | 67,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099486 | PURCHASE | 10.650 | Full | B | 495 | 200,000.00 | 200000 | 1 | 2/10/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5099528 | PURCHASE | 10.400 | Full | B | 510 | 110,000.00 | 110000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099618 | REFI-CASHOUT | 10.260 | Full | B- | 501 | 325,000.00 | 0 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099643 | PURCHASE | 10.200 | Full | B | 499 | 78,000.00 | 75,900.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099684 | REFI-CASHOUT | 10.350 | Full | A- | 533 | 185,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5099692 | REFI-CASHOUT | 8.890 | Full | A- | 484 | 950,000.00 | 0 | 1 | 2/12/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099700 | REFI-CASHOUT | 8.850 | Full | B | 563 | 276,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099718 | PURCHASE | 10.050 | Full | B | 492 | 211,000.00 | 150000 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099759 | REFI-NO CASHOUT | 8.800 | Stated | A | 628 | 97,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | | | N |
| 5099783 | PURCHASE | 10.550 | Full | B | 531 | 184,000.00 | 184000 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099791 | REFI-CASHOUT | 7.860 | Full | B | 525 | 235,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099833 | PURCHASE | 8.750 | Full | A | 736 | 164,900.00 | 164,900.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 5099841 | PURCHASE | 10.250 | Full | B | 553 | 120,000.00 | 118,000.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099874 | REFI-CASHOUT | 12.050 | Full | C | 544 | 91,000.00 | 0.00 | 1 | 3/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5099887 | REFI-NO CASHOUT | 11.200 | Full | B- | 482 | 155,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5099890 | REFI-CASHOUT | 9.100 | Full | A- | 537 | 100,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099908 | REFI-CASHOUT | 9.850 | Full | A- | 508 | 210,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5099999 | PURCHASE | 10.600 | Full | B | 533 | 103,000.00 | 101000 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100078 | REFI-CASHOUT | 9.900 | Full | B | 523 | 128,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100235 | REFI-CASHOUT | 7.550 | Full | AA | 629 | 375,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group I | | | N |
| 5100300 | PURCHASE | 8.950 | Stated | AA | 653 | 340,000.00 | 336292 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100334 | REFI-NO CASHOUT | 12.250 | Full | C | 537 | 85,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5100441 | REFI-CASHOUT | 6.875 | Stated | AA | 658 | 760,000.00 | 0.00 | 1 | 2/5/2003 | 359 | 03/01/03 | Group I | | | N |
| 5100623 | REFI-CASHOUT | 8.990 | Full | A- | 500 | 120,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5100649 | REFI-CASHOUT | 7.600 | Stated | A | 626 | 550,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5100680 | PURCHASE | 7.550 | Stated | A | 697 | 430,000.00 | 430000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100698 | REFI-CASHOUT | 8.500 | Full | A- | 528 | 407,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100789 | REFI-NO CASHOUT | 7.000 | Stated | AA | 782 | 450,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | | | N |
| 5100813 | REFI-CASHOUT | 10.450 | Stated | B | 512 | 240,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100862 | PURCHASE | 7.300 | Full | B | 757 | 138,000.00 | 138,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100888 | PURCHASE | 10.750 | Stated | A | 720 | 140,000.00 | 135000 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5100912 | PURCHASE | 7.100 | Stated | A | 717 | 454,000.00 | 454,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7281
nam.dang@wamu.net

OCM_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 2:54 PM

# *LONG BEACH MORTGAGE COMPANY*

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
*Specialty Home Loans*
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | $927,853,510.25 ORIG LOAN AMOUNT | $926,895,587.98 PRINCIPAL BALANCE | $926,370,950.24 SCHEDULED BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5100920 | 0074254103 | DERKHAN WAIZ | 3212 OSO GRANDE WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 921.83 | 90,800.00 | 90,800.00 | 90,691.59 |
| 5100948 | 0074254129 | JAY R COSNETT | 1248 SW BORLAND ROAD | WEST LINN | OR | 97068 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 03/01/03 | 02/01/33 | 2,622.28 | 318,750.00 | 318,584.75 | 318,418.23 |
| 5100979 | 0074254152 | JOHN E HAWKINS SR | 10035 KIRKSVILLE LN | DUNKIRK | MD | 20754 | OWNER-OCC | SFR | 360 | 81.08 | 81.08 | 8.95 | 03/01/03 | 02/01/33 | 1,600.95 | 183,200.00 | 183,117.03 | 183,034.43 |
| 5100995 | 0074254178 | ABDOLHAMID TAHERIAN-HAG | 31 SLEEPY HOLLOW LANE | MISSION VIEJO | CA | 92694 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 5.88 | 03/01/03 | 02/01/33 | 3,105.58 | 525,000.00 | 524,385.53 | 523,827.10 |
| 5101001 | 0074254186 | KATRINA D MINOR | 4953 GREEN HILLS CIRCLE | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.45 | 04/01/03 | 03/01/33 | 2,244.46 | 293,250.00 | 293,250.00 | 293,070.51 |
| 5101035 | 0074254210 | MARIO J BLANDINI | 820 SERRAMONTE COURT | DANVILLE | CA | 94526 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.25 | 04/01/03 | 03/01/33 | 3,818.44 | 508,000.00 | 507,676.06 | 507,676.06 |
| 5101084 | 0074254269 | LAURA DIXON | 1726 ALMOND AVE | MERCED | CA | 95340 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 | 03/01/03 | 02/01/33 | 912.02 | 111,350.00 | 111,291.68 | 111,232.88 |
| 5101100 | 0074254285 | JOCELYN CASIMIR | 211 NW 20 COURT | POMPANO | FL | 33060 | OWNER-OCC | SFR | 360 | 84.79 | 84.79 | 10.50 | 03/01/03 | 02/01/33 | 841.57 | 92,000.00 | 91,926.54 | 91,926.54 |
| 5101134 | 0074254319 | SHAI GREENBERG | 1679 FOX SPRING CIRCLE | THOUSAND OAKS | CA | 91320 | OWNER-OCC | PUD | 360 | 79.21 | 79.21 | 6.88 | 03/01/03 | 02/01/33 | 2,627.72 | 400,000.00 | 399,663.95 | 399,325.97 |
| 5101225 | 0074254400 | DOROTHY KLEIN-RESMA | 22850 LINNY COURT | WILDOMAR | CA | 92595 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 03/01/03 | 02/01/33 | 2,605.78 | 323,850.00 | 323,602.98 | 323,424.22 |
| 5101274 | 0074254475 | JAMES P STURCH | 1604 W KERRY LANE | MCHENRY | IL | 60050 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.75 | 03/01/03 | 02/01/33 | 1,898.71 | 203,400.00 | 203,323.41 | 203,248.14 |
| 5101282 | 0074254483 | LUGENE PHILLIPS | 3519 WILLIAMS STREET | STEGER | IL | 60475 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.00 | 03/01/03 | 02/01/33 | 838.05 | 88,000.00 | 87,968.62 | 87,936.95 |
| 5101340 | 0074254541 | FRANCIS C CAPORALE | 12844 OPALOCKA DRIVE | CHESTERLAND | OH | 44026 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 03/01/03 | 02/01/33 | 1,152.84 | 137,700.00 | 137,631.55 | 137,561.77 |
| 5101357 | 0074254558 | CLAUDE JEAN-BAPTISTE | 15617 NW 14TH ST | PEMBROKE PINES | FL | 33028 | OWNER-OCC | PUD | 360 | 71.56 | 71.56 | 9.99 | 04/01/03 | 03/01/33 | 1,411.71 | 161,000.00 | 161,000.00 | 160,928.62 |
| 5101415 | 0074254608 | JOHN MOSSBACHER | 75 OLD TURNPIKE RD | WASHINGTON TOWNSH | NJ | 7865 | OWNER-OCC | SFR | 360 | 43.84 | 43.84 | 11.75 | 04/01/03 | 03/01/33 | 2,190.42 | 217,000.00 | 217,000.00 | 216,934.37 |
| 5101431 | 0074254624 | GARRET T CERRONE | 432 MEADOW COURT | BASALT | CO | 81621 | OWNER-OCC | PUD | 360 | 74.77 | 74.77 | 7.85 | 03/01/03 | 02/01/33 | 2,893.34 | 400,000.00 | 399,723.33 | 399,444.85 |
| 5101480 | 0074254673 | VICTOR RUIZ | 5454 S ALBANY AVENUE | CHICAGO | IL | 60629 | OWNER-OCC | 2-4 UNITS | 360 | 83.15 | 83.14 | 10.00 | 04/01/03 | 03/01/33 | 2,006.57 | 228,650.00 | 228,548.85 | 228,548.85 |
| 5101498 | 0074254681 | DEBRA J FREDERICK | 14001 E 25TH PLACE | AURORA | CO | 80011 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 8.05 | 03/01/03 | 02/01/33 | 824.25 | 111,800.00 | 111,650.98 | 111,650.98 |
| 5101506 | 0074254699 | JENNIFER HAYNES | 130 35 232ND ST | LAURELTON | NY | 11413 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.80 | 04/01/03 | 03/01/33 | 1,743.89 | 242,250.00 | 242,080.74 | 242,080.74 |
| 5101514 | 0074254707 | SALLY A MILLER | 6280 EMERALDWOOD PLACE | DALLAS | TX | 75254 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 | 03/01/03 | 02/01/33 | 3,481.13 | 518,000.00 | 517,583.70 | 517,164.84 |
| 5101548 | 0074254731 | ANNIE TILLIS | 10230 S NORMAL AVE | CHICAGO | IL | 60628 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 10.20 | 04/01/03 | 03/01/33 | 749.61 | 84,000.00 | 83,964.39 | 83,964.39 |
| 5101621 | 0074254814 | ROBERT M BALDWIN | 325 MCGOODWIN | WARRENSBURG | MO | 64093 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.55 | 03/01/03 | 02/01/33 | 630.33 | 81,600.00 | 81,501.79 | 81,501.79 |
| 5101662 | 0074254855 | JEFFREY E DE WEESE | 451 VAN NESS AVE #303 | SAN FRANCISCO | CA | 94109 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 6.90 | 04/01/03 | 03/01/33 | 3,200.80 | 486,000.00 | 485,593.70 | 485,593.70 |
| 5101670 | 0074254863 | MICHAEL MARRON | 2074 OREGON AVENUE | REWOOD CITY | CA | 94063 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.35 | 04/01/03 | 03/01/33 | 4,275.08 | 620,500.00 | 620,025.46 | 620,025.46 |
| 5101688 | 0074254871 | ANDREW R TAYLOR | 4461 TULIP AVE | MONEE | IL | 60449 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 | 04/01/03 | 03/01/33 | 1,387.10 | 143,373.75 | 143,373.75 | 143,324.81 |
| 5101696 | 0074254888 | WALDA THOMPSON | 2945 RAWSON STREET | OAKLAND | CA | 94619 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 2,083.30 | 329,600.00 | 329,302.03 | 329,002.45 |
| 5101753 | 0074254947 | SAMMIE E GARNER | 3710 STRONG AVE | KANSAS CITY | KS | 66106 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 03/01/03 | 02/01/33 | 524.07 | 53,175.00 | 53,107.83 | 53,080.50 |
| 5101787 | 0074254970 | JAMES MILLER | 4810 US HIGHWAY 321 SOUTH | WINNSBORO | SC | 29180 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.85 | 04/01/03 | 03/01/33 | 684.15 | 78,000.00 | 78,000.00 | 78,048.02 |
| 5101795 | 0074254988 | CHARLES PARKS | 7813 S ABERDEEN STREET | CHICAGO | IL | 60620 | NON OWNER | 2-4 UNITS | 360 | 80.81 | 80.81 | 10.50 | 04/01/03 | 03/01/33 | 1,029.09 | 112,500.00 | 112,500.00 | 112,455.29 |
| 5101837 | 0074255027 | FLOYD H VALENCIA | 408 WILEY AVENUE | SWINK | CO | 81077 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.35 | 04/01/03 | 03/01/33 | 534.90 | 59,200.00 | 59,175.60 | 59,175.60 |
| 5101878 | 0074255068 | BRUCE R FREDERICK | 646 BETH COURT | GURNEE | IL | 60031 | OWNER-OCC | PUD | 360 | 72.31 | 72.31 | 7.75 | 04/01/03 | 03/01/33 | 673.43 | 94,000.00 | 94,000.00 | 93,933.65 |
| 5101985 | 0074255167 | MARIA INIGUEZ | 3258 HOMESTEAD LANE | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 04/01/03 | 03/01/33 | 1,939.57 | 296,000.00 | 296,000.00 | 295,750.10 |
| 5101993 | 0074255175 | CHARLOTTE MCKINNIE | 5245 W LEXINGTON | CHICAGO | IL | 60644 | OWNER-OCC | 2-4 UNITS | 360 | 69.26 | 69.26 | 7.80 | 03/01/03 | 02/01/33 | 575.90 | 80,000.00 | 79,944.10 | 79,887.84 |
| 5102017 | 0074255191 | GEORGE F MCHUGH III | 855 ARCHER ST | SAN DIEGO | CA | 92109 | OWNER-OCC | SFR | 360 | 78.42 | 78.42 | 7.13 | 03/01/03 | 02/01/33 | 5,019.21 | 745,000.00 | 744,404.23 | 743,804.82 |
| 5102025 | 0074255209 | JIMMY WINCHESTER | 9849 E JAHANT ROAD | ACAMPO | CA | 95220 | OWNER-OCC | SFR | 360 | 74.73 | 74.73 | 6.70 | 04/01/03 | 03/01/33 | 2,193.85 | 340,000.00 | 340,000.00 | 339,704.38 |
| 5102041 | 0074255225 | RUBEN ALVARADO | 4300 CANADIANA LANE | MISSION | TX | 78572 | OWNER-OCC | SFR | 360 | 84.82 | 84.82 | 11.80 | 03/01/03 | 02/01/33 | 303.98 | 30,000.00 | 30,000.00 | 29,981.85 |
| 5102082 | 0074255266 | RICHARD D FAIRCLOTH | 5468 ANTOINETTE STREET | SARASOTA | FL | 34232 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.90 | 04/01/03 | 03/01/33 | 894.73 | 112,200.00 | 112,200.00 | 112,137.42 |
| 5102116 | 0074255290 | HOUSTON J DILL | 3858 HIGHWAY 269 | PARRISH | AL | 35580 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.60 | 04/01/03 | 03/01/33 | 2,035.59 | 240,000.00 | 240,000.00 | 239,884.41 |
| 5102189 | 0074255365 | ADRIANA MURPHY | 758 FELICITA AVENUE | SPRING VALLEY | CA | 91977 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.75 | 04/01/03 | 03/01/33 | 1,728.81 | 201,000.00 | 201,000.00 | 200,908.22 |
| 5102215 | 0074255381 | KATRINA M YOUNG | 6212 LAURINE WAY | SACRAMENTO | CA | 95824 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 340.40 | 33,000.00 | 32,981.62 | 32,981.62 |
| 5102298 | 0074255464 | DEBORAH W ROCKETT | 20324 KENDALWOOD ROAD | BATON ROUGE | LA | 70817 | NON OWNER | SFR | 360 | 61.65 | 61.65 | 10.30 | 04/01/03 | 03/01/33 | 573.18 | 63,700.00 | 63,700.00 | 63,673.57 |
| 5102314 | 0074255480 | SUSANA SAMSON | 311 DONALDSON WAY | AMERICAN CANYON | CA | 94503 | OWNER-OCC | SFR | 360 | 89.83 | 89.83 | 7.25 | 03/01/03 | 02/01/33 | 2,169.33 | 318,000.00 | 317,751.92 | 317,507.34 |
| 5102462 | 0074255605 | DUNG NGUYEN | 1339 STAYNER RD | SAN JOSE | CA | 95121 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.90 | 03/01/03 | 02/01/33 | 2,634.41 | 400,000.00 | 399,665.59 | 399,329.26 |
| 5102538 | 0074255670 | KAWALJEET KAUR | 7901 WATERSTONE WAY | NAPERVILLE | IL | 60565 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.80 | 03/01/03 | 02/01/33 | 4,501.18 | 690,443.00 | 689,854.33 | 689,262.32 |
| 5102595 | 0074255738 | KENNETH J MEDEIROS | 1402 STANLEY DR | RIPON | CA | 95366 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.60 | 03/01/03 | 02/01/33 | 1,375.15 | 137,800.00 | 137,713.42 | 137,713.42 |
| 5102603 | 0074255746 | DAVID CALLAHAM | 10443 NW LOST PARK DR | PORTLAND | OR | 97229 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 7.05 | 03/01/03 | 02/01/33 | 4,092.23 | 612,000.00 | 611,503.27 | 611,003.62 |
| 5102660 | 0074255803 | JOSEPHINE Y ENRILE | 6478 SUMMERFIELD DRIVE | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.40 | 03/01/03 | 02/01/33 | 1,810.04 | 289,372.00 | 289,105.28 | 288,837.13 |
| 5102676 | 0074255811 | TIMOTHY D MURRAY | 7544 I STREET | RIO LINDA | CA | 95673 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.99 | 03/01/03 | 02/01/33 | 1,451.48 | 198,000.00 | 197,866.35 | 197,732.33 |
| 5102835 | 0074255977 | MIKE OCHOA | 3043 W SUSSEX WAY | FRESNO | CA | 93722 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 8.50 | 04/01/03 | 03/01/33 | 640.51 | 83,300.00 | 83,300.00 | 83,249.53 |
| 5102918 | 0074256058 | MARIA VILLALOBOS | 2724 CAMINO ECCO | SAN JOSE | CA | 95116 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,115.60 | 340,000.00 | 339,683.57 | 339,365.40 |
| 5102934 | 0074256074 | CHARLIE HOOD | 8308 OAK KNOLL LANE | HOUSTON | TX | 77078 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 12.00 | 04/01/03 | 03/01/33 | 410.42 | 39,900.00 | 39,888.58 | 39,888.58 |
| 5102942 | 0074256082 | SUZANNE SIMMONS | 418 N 12TH ST | SHELTON | WA | 98584 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.75 | 03/01/03 | 02/01/33 | 1,060.44 | 113,600.00 | 113,557.23 | 113,514.07 |
| 5103015 | 0074256157 | MELISSA STILES | 18350 EVANSTON AVE N | SHORELINE | WA | 98133 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.35 | 03/01/03 | 02/01/33 | 1,622.47 | 165,750.00 | 165,750.00 | 165,639.96 |
| 5103080 | 0074256223 | JESUSA P ESPINOSA | 1319 BREKENRIDGE STREET | SAN LEANDRO | CA | 94579 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.99 | 03/01/03 | 02/01/33 | 2,507.10 | 342,000.00 | 341,770.05 | 341,538.57 |
| 5103213 | 0074256355 | SHELLEY B PIERCE | 2408 SANTA FE AVENUE | TORRANCE | CA | 90501 | OWNER-OCC | SFR | 360 | 68.14 | 68.14 | 6.63 | 03/01/03 | 02/01/33 | 2,510.07 | 392,000.00 | 391,308.39 | 391,308.39 |
| 5103247 | 0074256389 | EDNA YANEZ | 47 GREEN STREET | LANCASTER | PA | 17602 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 04/01/03 | 03/01/33 | 441.04 | 43,200.00 | 43,200.00 | 43,187.38 |
| 5103296 | 0074256439 | ROSA A PORTILLO | 7527 MASON AVENUE | LOS ANGELES | CA | 91306 | OWNER-OCC | SFR | 180 | 64.64 | 64.64 | 5.88 | 03/01/03 | 02/01/18 | 1,515.19 | 181,000.00 | 180,370.96 | 179,738.84 |
| 5103312 | 0074256454 | JOVEN BALTAZAR JR | 318 OTONO COURT | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 03/01/03 | 02/01/33 | 2,275.06 | 347,200.00 | 344,815.47 | 344,508.86 |
| 5103338 | 0074256470 | RAYMUND S PERALTA | 890 CALAIS DRIVE | HOLLISTER | CA | 95023 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.90 | 03/01/03 | 02/01/33 | 2,642.31 | 401,200.00 | 400,806.80 | 400,469.23 |
| 5103346 | 0074256488 | LELA NAIL | 7520 WILBUR AVENUE | RESEDA | CA | 91335 | OWNER-OCC | SFR | 360 | 69.93 | 69.93 | 7.90 | 03/01/03 | 02/01/33 | 2,261.82 | 311,200.00 | 310,986.91 | 310,772.42 |
| 5103387 | 0074256520 | YVONNE Y SMITH | 101 COLUMBIA COURT | RAEFORD | NC | 28376 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.70 | 03/01/03 | 02/01/33 | 684.39 | 80,000.00 | 79,956.87 | 79,918.69 |
| 5103395 | 0074256538 | CLAY E BURTON | 603 HAMILTON CREEK DRIVE | BURNET | TX | 78611 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 | 04/01/03 | 03/01/33 | 461.35 | 60,000.00 | 60,000.00 | 59,963.65 |
| 5103411 | 0074256553 | DAVID ZINBERG | 28965 S LAKESHORE DRIVE | AGOURA | CA | 91301 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.50 | 04/01/03 | 03/01/33 | 4,557.22 | 721,000.00 | 720,348.20 | 720,348.20 |
| 5103478 | 0074256611 | BERNARDO S VALETE | 303 RIO VERDE STREET | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 | 02/01/33 | 2,275.45 | 360,000.00 | 359,674.55 | 359,347.34 |
| 5103494 | 0074256637 | BEVERLY J PALLOZZI | 16547 HILL DR | MORRISON | CO | 80465 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.45 | 03/01/03 | 02/01/33 | 2,483.99 | 357,000.00 | 356,732.38 | 356,463.10 |
| 5103536 | 0074256678 | PISIT MARKPOL | 1277-1279 12TH AVENUE | SAN FRANCISCO | CA | 94122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.20 | 03/01/03 | 02/01/33 | 4,409.78 | 720,000.00 | 719,310.84 | 718,616.68 |
| 5103544 | 0074256686 | ROBERT M BROWNING | 2084 ALTAMONT ROAD | SAN LEANDRO | CA | 94578 | OWNER-OCC | SFR | 360 | 84.84 | 84.84 | 6.70 | 03/01/03 | 02/01/33 | 2,518.59 | 390,000.00 | 389,660.91 | 389,318.93 |
| 5103577 | 0074256710 | BRANDON FORD | 2341 GRIGG AVENUE | CINCINNATI | OH | 45207 | OWNER-OCC | SFR | 360 | 80.80 | 80.80 | 12.10 | 04/01/03 | 03/01/33 | 787.61 | 76,000.00 | 76,000.00 | 75,978.73 |
| 5103593 | 0074256736 | BENIGNO LEAL | 310 S PARKER ROAD | LA FERIA | TX | 78559 | OWNER-OCC | SFR | 180 | 75.00 | 75.00 | 9.20 | 03/01/03 | 02/01/18 | 769.65 | 75,000.00 | 75,000.00 | 74,809.21 |
| 5103601 | 0074256744 | WILLIAM P MCKEAGUE | 6631 ACACIA AVENUE | GARDEN GROVE | CA | 92845 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.25 | 03/01/03 | 02/01/33 | 2,210.25 | 324,000.00 | 323,748.50 | 323,492.12 |
| 5103619 | 0074256751 | SEAN T FARNAN | 24901 HURON RIVER DRIVE | NEW BOSTON | MI | 48164 | OWNER-OCC | SFR | 360 | 78.85 | 78.85 | 9.88 | 03/01/03 | 02/01/33 | 1,749.99 | 205,000.00 | 204,902.82 | 204,604.86 |
| 5103676 | 0074256819 | DENISE A ISPAS | 4327 OLD DAIRY DRIVE | ANTELOPE | CA | 95843 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.85 | 03/01/03 | 02/01/33 | 1,570.48 | 215,050.00 | 214,757.48 | 214,757.49 |
| 5103742 | 0074256884 | KARINE ABRAMYAN | 12416 CASWELL AVENUE | LOS ANGELES | CA | 90066 | OWNER-OCC | SFR | 360 | 76.58 | 76.58 | 8.50 | 04/01/03 | 03/01/33 | 3,358.31 | 436,500.00 | 436,500.00 | 436,235.57 |
| 5103783 | 0074256928 | SAMMY DAVIS | 3037 MENDENHALL RD | MEMPHIS | TN | 38115 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.15 | 03/01/03 | 02/01/33 | 942.00 | 97,750.00 | 97,716.26 | 97,682.21 |
| 5103809 | 0074256942 | SHAH K ALPAY | 27135 LA FUENTE | MISSION VIEJO | CA | 92692 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.45 | 03/01/03 | 02/01/33 | 2,473.55 | 355,500.00 | 355,233.51 | 354,965.37 |
| 5103868 | 0074257007 | SHIRLEY A SANCHEZ | 4130 CARLOTTA STREET | SIMI VALLEY | CA | 93063 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.45 | 03/01/03 | 02/01/33 | 2,176.75 | 260,000.00 | 259,870.75 | 259,740.48 |
| 5103942 | 0074257015 | BRUCE F DUMMIT | 7267 SPOONBILL LANE | CARLSBAD | CA | 92009 | OWNER-OCC | PUD | 360 | 70.00 | 70.00 | 7.99 | 03/01/03 | 02/01/33 | [illegible] | [illegible] | [illegible] | [illegible] |
| 5104054 | 0074257189 | BARBARA A LAWRENCE | 9630 S SAYRE | CHICAGO RIDGE | IL | 60415 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 5.99 | 04/01/03 | 03/01/33 | 610.89 | 102,000.00 | 102,000.00 | 101,898.26 |
| 5104096 | 0074257221 | GORDON R CALEY | 15 CALEY DRIVE | CANNONSBURG | PA | 15317 | OWNER-OCC | SFR | 360 | 84.43 | 84.43 | 9.35 | 04/01/03 | 03/01/33 | 1,493.05 | 178,800.00 | 178,800.00 | 178,708.87 |
| 5104161 | 0074257296 | JOSE BALLI | 2644 CREEK ROAD | WEST PALM BEACH | FL | 33406 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.65 | 03/01/03 | 02/01/33 | 834.31 | 90,100.00 | 90,065.33 | 90,030.35 |
| 5104178 | 0074257304 | SHARON J MOORE | 6562 COUNTY ROAD 35 | AUBURN | IN | 46706 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.10 | 04/01/03 | 03/01/33 | 803.93 | 83,750.00 | 83,750.00 | 83,721.78 |
| 5104344 | 0074257478 | TONY A SMITH | 503 7TH STREET | SPENCER | NC | 28159 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 03/01/03 | 02/01/33 | 719.15 | 77,350.00 | 77,320.55 | 77,290.84 |
| 5104526 | 0074257650 | DAVID HORTON | 7126 S CENTRAL PARK AVE | CHICAGO | IL | 60629 | OWNER-OCC | SFR | 360 | 84.62 | 84.61 | 9.85 | 04/01/03 | 03/01/33 | 1,143.79 | 132,000.00 | 132,000.00 | 131,939.71 |
| 5104587 | 0074257692 | JOHN BOOKER | 1628 PRESIOCA ST #24 | SPRING VALLEY | CA | 91977 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 9.31 | 04/01/03 | 03/01/33 | 1,265.38 | 153,000.00 | 153,000.00 | 152,921.67 |
| 5104606 | 0074257734 | JOSEPH T DAVIDSON | 2036 LANCASTER RD APT B | BIRMINGHAM | AL | 35209 | OWNER-OCC | CONDO | 360 | 89.95 | 89.95 | 8.99 | 03/01/03 | 02/01/33 | 819.99 | 102,000.00 | 101,944.18 | 101,887.90 |
| 5104617 | 0074257742 | CHAD A KALASKA | 268 GEORGE | TRENTON | MI | 48183 | OWNER-OCC | SFR | 360 | 51.03 | 51.03 | 7.95 | 04/01/03 | 03/01/33 | 540.41 | 74,000.00 | 73,949.84 | 73,949.84 |
| 5104633 | 0074257767 | STANLEY H WILLIAMS | 1112 E ALCY RD | MEMPHIS | TN | 38106 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 03/01/03 | 02/01/33 | 715.33 | 78,200.00 | 78,168.92 | 78,137.57 |
| 5104732 | 0074257866 | MARSHALL W WINSLETT | 108 CLARK LANE | PELL CITY | AL | 35125 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 631.38 | 72,250.00 | 72,217.69 | 72,185.12 |
| 5104773 | 0074257906 | JAMES R ZEIGLER | 25551 COUNTY RD 2500 | MANITO | IL | 61546 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.65 | 04/01/03 | 03/01/33 | 619.94 | 66,950.00 | 66,950.00 | 66,924.24 |
| 5104781 | 0074257916 | MANUEL LOPEZ | 38450 35TH STREET EAST | PALMDALE | CA | 93550 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 273.35 | 26,500.00 | 26,469.35 | 26,469.35 |
| 5104823 | 0074257957 | P V MURPHY | 2344 MAPLETON AVE | BOULDER | CO | 80304 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 | 03/01/03 | 02/01/33 | 2,365.56 | 352,000.00 | 351,717.11 | 351,432.64 |
| 5104864 | 0074257999 | GERALD L DAVIS | 3351 JUNIPER AVE | SLAYTON | MN | 56172 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 04/01/03 | 03/01/33 | 448.99 | 63,900.00 | 63,802.04 | 63,802.04 |
| 5104872 | 0074258005 | TIN J YEN | 2531 LOUISE AVENUE | ARCADIA | CA | 91006 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 | 02/01/33 | 2,364.83 | 394,400.00 | 393,612.78 | 393,612.78 |
| 5104914 | 0074258047 | WILLIAM A MATTHEWS | 131-C FLETCHER SILER ROAD | SILER CITY | NC | 27344 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 | 12.38 | 03/01/03 | 02/01/33 | 494.95 | 46,800.00 | 46,787.88 | 46,775.33 |
| 5104948 | 0074258070 | GREG V SHERRILL | 1800 15TH STREET #208 | DENVER | CO | 80202 | NON OWNER | CONDO | 360 | 70.00 | 70.00 | 6.95 | 03/01/03 | 02/01/33 | 2,363.18 | 357,000.00 | 356,704.47 | 356,407.22 |
| 5105028 | 0074258153 | MARIA J GASTON | 918 E NEW YORK AVE | BROOKLYN | NY | 11203 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.10 | 05/01/03 | 04/01/33 | 1,720.41 | 256,000.00 | 256,000.00 | 256,000.00 |
| 5105036 | 0074258161 | MORRIS L SMITH | 3026 BRISBANE ST | HOUSTON | TX | 77051 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.70 | 03/01/03 | 02/01/33 | 613.62 | 66,000.00 | 65,974.88 | 65,949.54 |
| 5105069 | 0074258195 | ERIK MARSHALL | 713 PLEASANT STREET | ROSEVILLE | CA | 95678 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 356.35 | 35,100.00 | 35,058.09 | 35,058.09 |
| 5105168 | 0074258294 | EUNICE BERRY | 1520 14TH ST W | JACKSONVILLE | FL | 32209 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 | 03/01/03 | 02/01/33 | 497.45 | 58,650.00 | 58,619.70 | 58,589.70 |
| 5105218 | 0074258344 | TUESDAY R NUNES | 3540 DAFFODIL CIRCLE | SEAL BEACH | CA | 90740 | OWNER-OCC | SFR | 360 | 84.96 | 84.96 | 6.65 | 04/01/03 | 03/01/33 | 3,408.84 | 531,000.00 | 531,000.00 | 530,533.78 |
| 5105325 | 0074258450 | DANIEL BLEVINS-CATALANO | 7842 E SHIELDS AVENUE | FRESNO | CA | 93727 | OWNER-OCC | SFR | 360 | 55.56 | 55.56 | 7.30 | 03/01/03 | 02/01/33 | 2,570.89 | 375,000.00 | 374,710.36 | 374,418.94 |
| 5105440 | 0074258575 | FERDINAND D MAGALLANES | 100 NARCISSUS COURT | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 03/01/03 | 02/01/33 | 2,148.86 | 315,000.00 | 314,754.27 | 314,507.05 |
| 5105465 | 0074258591 | DENEISE M THOMAS-HARRIN | 30748 JAMES AVENUE | MADERA | CA | 93638 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.96 | 03/01/03 | 02/01/33 | 1,609.30 | 184,000.00 | 183,917.80 | 183,835.12 |
| 5105473 | 0074258609 | ROBERT L PALECKI | 8442 S REED WAY | LITTLETON | CO | 80123 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.55 | 03/01/03 | 02/01/33 | 2,079.72 | 327,250.00 | 326,957.02 | 326,662.44 |
| 5105556 | 0074258682 | CYNTHIA M HUMPHREY | 37 STANTON AVENUE | ORINDA | CA | 94563 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.66 | 03/01/03 | 02/01/33 | 4,987.44 | 585,000.00 | 584,721.81 | 584,441.38 |
| 5105608 | 0074258732 | GWENDOLYN CALHOUN | 8427 S HARVARD BLVD | LOS ANGELES | CA | 90047 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 | 04/01/03 | 03/01/33 | 1,634.10 | 204,000.00 | 203,887.40 | 203,887.40 |
| 5105706 | 0074258823 | SCOTT SANZONE | 652 AUTUMN SKY COURT | SYKESVILLE | MD | 21784 | OWNER-OCC | SFR | 360 | 69.98 | 69.98 | 9.11 | 04/01/03 | 03/01/33 | 1,878.82 | 231,200.00 | 231,200.00 | 231,076.57 |

| 5041 LOAN NUMBER | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5100920 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 717 | 454,000.00 | 454000 | 2 | 2/12/2003 | 238 | 03/01/03 | Group II | | | N |
| 5100948 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.250 | Full | B | 518 | 375,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100979 | ARM | 6.990 | 15.950 | 8.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.950 | Full | B | 615 | 226,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5100995 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 5.875 | Stated | AA | 713 | 700,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101001 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.450 | Limited | A- | 565 | 345,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101035 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 | 03/01/05 | PURCHASE | 8.250 | Full | A | 659 | 640,000.00 | 635000 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101084 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.200 | Full | A- | 487 | 131,000.00 | 0 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101100 | ARM | 8.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 500 | 108,500.00 | 0.00 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101134 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE | 6.875 | Stated | AA | 649 | 515,000.00 | 505,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5101225 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 02/01/06 | REFI-CASHOUT | 9.000 | Full | A- | 628 | 381,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101274 | ARM | 5.750 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.750 | Full | A- | 459 | 226,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101282 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 02/01/05 | PURCHASE | 11.000 | Full | B- | 504 | 110,000.00 | 110,000.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101340 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 463 | 162,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101357 | ARM | 4.990 | 15.990 | 9.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.990 | Full | B- | 491 | 225,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101415 | ARM | 6.750 | 17.750 | 11.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.750 | Full | D | 534 | 495,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101431 | ARM | 4.990 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Stated | A | 637 | 535,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101480 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 03/01/05 | PURCHASE | 10.000 | Limited | B | 553 | 275,000.00 | 275000 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101498 | ARM | 5.990 | 14.050 | 8.050 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.050 | Full | B | 612 | 172,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101506 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | PURCHASE | 7.800 | Stated | AA | 658 | 280,000.00 | 255,000.00 | 1 | 2/19/2003 | 358 | 04/01/03 | Group II | | | N |
| 5101514 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | PURCHASE | 7.100 | Full | A | 625 | 672,000.00 | 647500 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101548 | ARM | 6.750 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.200 | Full | C | 508 | 112,000.00 | 0 | 1 | 2/6/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101621 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.550 | Full | B | 677 | 102,000.00 | 0 | 1 | 1/29/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101662 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 03/01/05 | PURCHASE | 6.900 | Full | A | 646 | 540,000.00 | 540,000.00 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101670 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.350 | Full | A | 617 | 730,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101688 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | PURCHASE | 11.200 | Full | B- | 0 | 170,000.00 | 168675 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101696 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.500 | Stated | AA | 644 | 412,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5101753 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 492 | 62,500.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101787 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | PURCHASE | 9.850 | Full | B | 481 | 95,000.00 | 95,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101795 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.500 | Stated | B | 519 | 185,000.00 | 0 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101837 | ARM | 6.750 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.350 | Full | C | 559 | 74,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5101878 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.750 | Stated | B | 605 | 130,000.00 | 0.00 | 1 | 3/7/2003 | 359 | 03/01/03 | Group II | | | N |
| 5101985 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.850 | Stated | A | 621 | 370,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5101993 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Stated | B | 602 | 135,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102017 | ARM | 4.990 | 13.125 | 7.125 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.125 | Full | A- | 585 | 950,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102025 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.700 | Full | A | 618 | 455,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102041 | ARM | 6.750 | 17.800 | 11.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 11.800 | Full | C | 518 | 61,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5102082 | FXD | 0.000 | 8.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.900 | Stated | A | 606 | 132,000.00 | 0.00 | 1 | 2/18/2003 | 358 | 03/01/03 | Group II | | | N |
| 5102116 | ARM | 6.750 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Full | C | 545 | 320,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102189 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.750 | Stated | B | 485 | 268,000.00 | 0.00 | 1 | 2/19/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102215 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 682 | 165,000.00 | 165000 | 2 | 2/21/2003 | 238 | 04/01/03 | Group II | | | N |
| 5102298 | ARM | 5.750 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.300 | Stated | A- | 482 | 103,000.00 | 0.00 | 1 | 2/15/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102314 | ARM | 5.750 | 13.250 | 7.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.250 | Full | A- | 584 | 354,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102462 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 02/01/06 | REFI-CASHOUT | 6.900 | Stated | A | 611 | 500,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102538 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 02/01/05 | PURCHASE | 6.800 | Full | A | 671 | 768,000.00 | 767159 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102595 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.600 | Full | D | 524 | 212,000.00 | 0.00 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5102603 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 02/01/06 | REFI-CASHOUT | 7.050 | Full | A | 649 | 765,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102660 | ARM | 4.250 | 12.400 | 6.400 | 1 | 1 | 02/01/05 | PURCHASE | 6.400 | Stated | AA | 657 | 325,000.00 | 321,528.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102676 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 620 | 220,000.00 | 0.00 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102835 | ARM | 6.250 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.500 | Full | C | 575 | 119,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102918 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Full | A | 706 | 425,000.00 | 425000 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5102934 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.000 | Stated | B- | 0 | 57,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | | | N |
| 5102942 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 02/01/05 | PURCHASE | 10.750 | Full | B- | 509 | 145,000.00 | 142000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103015 | ARM | 6.750 | 17.350 | 11.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.350 | Full | D | 512 | 255,000.00 | 0 | 1 | 2/7/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5103080 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 633 | 380,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103213 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.625 | Stated | AA | 686 | 587,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5103247 | ARM | 6.250 | 17.900 | 11.900 | 1 | 1 | 03/01/05 | PURCHASE | 11.900 | Full | B- | 599 | 65,000.00 | 54,000.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103296 | FXD | 0.000 | 5.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 5.875 | Stated | AA | 641 | 280,000.00 | 0.00 | 1 | 2/7/2003 | 178 | 03/01/03 | Group II | | | N |
| 5103312 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | PURCHASE | 6.850 | Stated | A | 697 | 434,000.00 | 434000 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103338 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.900 | Full | A | 600 | 472,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103346 | ARM | 5.990 | 13.900 | 7.900 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.900 | Stated | B | 570 | 445,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103387 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 02/01/05 | PURCHASE | 9.700 | Full | B | 505 | 101,000.00 | 100,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103395 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.500 | Full | A | 648 | 75,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 5103411 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | PURCHASE | 6.500 | Full | A | 603 | ########## | 1030000 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5103478 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 02/01/05 | PURCHASE | 6.500 | Stated | A | 717 | 450,000.00 | 450000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103494 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.450 | Stated | AA | 717 | 420,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group I | | | N |
| 5103536 | ARM | 4.990 | 12.200 | 6.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.200 | Stated | A | 645 | 900,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5103544 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.700 | Full | A | 623 | 460,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103577 | ARM | 6.750 | 18.100 | 12.100 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 12.100 | Full | D | 550 | 125,000.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103593 | FXD | 0.000 | 9.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.200 | Stated | B | 658 | 100,000.00 | 0.00 | 1 | 2/7/2003 | 178 | 02/01/03 | Group I | | | N |
| 5103601 | ARM | 5.750 | 13.250 | 7.250 | 1 | 1 | 03/01/05 | PURCHASE | 7.250 | Stated | A | 682 | 405,000.00 | 405000 | 1 | 1/17/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103619 | ARM | 6.750 | 15.875 | 9.875 | 1 | 1 | 02/01/05 | PURCHASE | 9.875 | Full | C | 600 | 260,000.00 | 260,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103676 | ARM | 5.750 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.850 | Full | A- | 570 | 253,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5103742 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 546 | 570,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103783 | ARM | 5.990 | 17.150 | 11.150 | 1 | 1 | 02/01/05 | PURCHASE | 11.150 | Full | B | 474 | 115,000.00 | 115,000.00 | 1 | 1/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103809 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.450 | Full | A- | 581 | 395,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103868 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 539 | 325,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5103942 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 543 | 950,000.00 | 0 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104054 | ARM | 4.250 | 11.990 | 5.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 5.990 | Stated | AA | 640 | 120,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104096 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.350 | Full | B | 541 | 210,000.00 | 0.00 | 1 | 2/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5104161 | ARM | 5.750 | 16.650 | 10.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.650 | Full | A- | 488 | 106,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104178 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 03/01/06 | REFI-NO CASHOUT | 11.100 | Full | B- | 564 | 76,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5104344 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | PURCHASE | 10.700 | Full | B | 512 | 102,000.00 | 91,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104526 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Full | B | 536 | 156,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104587 | ARM | 5.750 | 15.310 | 9.310 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.310 | Full | A- | 485 | 170,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104606 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.990 | Full | A- | 583 | 113,400.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104617 | ARM | 5.990 | 13.950 | 7.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.950 | Full | B | 571 | 145,000.00 | 0 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5104633 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 503 | 92,000.00 | 0.00 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104732 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | A- | 527 | 85,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104773 | ARM | 5.990 | 16.650 | 10.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.650 | Stated | B | 507 | 103,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104781 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 688 | 133,000.00 | 132500 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5104823 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | PURCHASE | 7.100 | Stated | A | 695 | 440,000.00 | 440000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104864 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.550 | Stated | AA | 649 | 71,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | | | N |
| 5104872 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | PURCHASE | 6.000 | Stated | AA | 678 | 493,000.00 | 493000 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5104914 | ARM | 6.750 | 18.375 | 12.375 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 12.375 | Full | D | 523 | 72,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5104948 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.950 | Stated | A | 628 | 510,000.00 | 0.00 | 1 | 1/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105028 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | PURCHASE | 7.100 | Stated | A | 681 | 320,000.00 | 320,000.00 | 1 | 3/14/2003 | 360 | 04/01/03 | Group I | | | N |
| 5105036 | ARM | 6.750 | 16.700 | 10.700 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.700 | Full | C | 577 | 88,000.00 | 0 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5105069 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 659 | 176,000.00 | 175500 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5105168 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | PURCHASE | 9.600 | Full | B | 524 | 69,000.00 | 69000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105218 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.650 | Stated | AA | 663 | 625,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105325 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.300 | Stated | B | 592 | 675,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105440 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.250 | Full | A | 672 | 350,000.00 | 0 | 1 | 1/30/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105465 | ARM | 5.750 | 15.960 | 9.960 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.960 | Full | A- | 484 | 230,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105473 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.550 | Limited | A | 648 | 385,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105556 | ARM | 5.750 | 15.660 | 9.660 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.660 | Full | A- | 506 | 650,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105608 | ARM | 5.990 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.950 | Full | B | 457 | 240,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5105706 | ARM | 5.750 | 15.110 | 9.110 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.110 | Full | A- | 514 | 257,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7231
nam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_MAS03.xls
4/8/2003 2:56 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5105721 | 0074258872 | CARROLL D SHORE II | 305 CORNELIUS ST | ROCK HILL | SC | 29730 | OWNER-OCC | SFR | 360 | 84.99 | 84.99 | 8.99 | 04/01/03 |
| 5105788 | 0074258930 | BETTY J WALTERS | 12308 DUKE DRIVE | BALCH SPRINGS | TX | 75180 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 11.85 | 03/01/03 |
| 5105848 | 0074258997 | JACQUELINE B LUNA | 218 E CHICO | GARLAND | TX | 75041 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.99 | 04/01/03 |
| 5105887 | 0074259037 | KIRSTEN M DUVAL | 13 DEPOT STREET | WEARE | NH | 3281 | OWNER-OCC | 2-4 UNITS | 360 | 58.35 | 58.35 | 10.80 | 04/01/03 |
| 5105928 | 0074259078 | R S DALTON JR | 6262 COUNTY ROAD 822 | COPEVILLE | TX | 75173 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.85 | 03/01/03 |
| 5105945 | 0074259094 | DOROTHY M PUFFENBARGER | BOX 67 A LOWDERMILK ROAD | CLINTONVILLE | WV | 24931 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.25 | 04/01/03 |
| 5106018 | 0074259169 | KATHLEEN POTKAY | 1120 APPLE ST | HOFFMAN ESTATES | IL | 60195 | OWNER-OCC | SFR | 360 | 72.27 | 72.27 | 9.30 | 03/01/03 |
| 5106026 | 0074259177 | NELSON LOPEZ | 3620 ELIZABETH ST | LAKE WORTH | FL | 33461 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 03/01/03 |
| 5106059 | 0074259201 | OFELIA A HUESTIS | 1148 SCHAUER COURT | WALNUT GROVE | CA | 95690 | OWNER-OCC | SFR | 360 | 61.22 | 61.22 | 7.45 | 04/01/03 |
| 5106106 | 0074259250 | JAMES R LONG | 820 REESE STORE RD | HALIFAX | NC | 27839 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.45 | 04/01/03 |
| 5106133 | 0074259284 | MABLE MORGAN | 4158 W 192ND PLACE | COUNTRY CLUB HILLS | IL | 60478 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 7.10 | 04/01/03 |
| 5106141 | 0074259292 | RICK L COFFEY | 2340 ROADRUNNER RD | SEDONA | AZ | 86336 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.95 | 03/01/03 |
| 5106174 | 0074259326 | ROSARIO JIMENO | 2288 DELVIN WAY | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 04/01/03 |
| 5106232 | 0074259383 | VALENTIN ARREGUIN | 150 GIO DRIVE | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 89.57 | 89.57 | 6.50 | 04/01/03 |
| 5106307 | 0074259458 | EARL F WHITECOTTON | 4112 S MEMPHIS WAY | AURORA | CO | 80013 | OWNER-OCC | SFR | 360 | 83.68 | 83.68 | 6.75 | 03/01/03 |
| 5106323 | 0074259474 | MICHAEL ROSSI | 988 PILARCITOS AVENUE | HALF MOON BAY | CA | 94019 | OWNER-OCC | SFR | 360 | 41.87 | 41.87 | 6.88 | 03/01/03 |
| 5106349 | 0074259490 | MICHAEL C KNOX | 4008 EASTWAY DRIVE | ISLAND LAKE | IL | 60042 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 03/01/03 |
| 5106408 | 0074259557 | MARIA R GONZALEZ | 1320 GILLPEPPER LANE | ROHNERT PARK | CA | 94928 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 |
| 5106414 | 0074259565 | PATRICIA S NOYES | 5840 WILLOW RIDGE ROAD | PINSON | AL | 35126 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.53 | 03/01/03 |
| 5106448 | 0074259589 | SHARON SAMUELS | 7778 W INDIGO ST | MIRAMAR | FL | 33023 | OWNER-OCC | SFR | 360 | 80.69 | 80.69 | 9.95 | 04/01/03 |
| 5106455 | 0074259607 | REGGIE A GIBSON | 115 LONG ISLAND DRIVE | HOT SPRINGS | AR | 71913 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 5.70 | 04/01/03 |
| 5106513 | 0074259664 | DON L HUNTRESS III | 110 STEARMAN COURT | ERIE | CO | 80516 | OWNER-OCC | SFR | 360 | 69.23 | 69.23 | 6.95 | 03/01/03 |
| 5106570 | 0074259722 | SUSAN MARANGCO | 683 ROLPH STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.70 | 03/01/03 |
| 5106586 | 0074259730 | LORI L HUTCHENS | 17388 HIGHWAY 133 | CARBONDALE | CO | 81623 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.10 | 03/01/03 |
| 5106604 | 0074259755 | MARCO A C GARCIA | 2340 BRUSHGLEN WAY | SAN JOSE | CA | 95133 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.55 | 03/01/03 |
| 5106638 | 0074259789 | MATTHEW J WALTERS | 7808 S FLOWER STREET | LITTLETON | CO | 80128 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.80 | 03/01/03 |
| 5106703 | 0074259854 | CHARLES R ABBOTT | 8186 HWY 14 | LYLE | WA | 98635 | OWNER-OCC | MANU/MOBIL | 360 | 74.98 | 74.98 | 10.90 | 04/01/03 |
| 5106728 | 0074259870 | PHILIP J WEISBECKER | 4784 SANTA CRUZ AVENUE | SAN DIEGO | CA | 92107 | OWNER-OCC | SFR | 360 | 68.70 | 68.70 | 7.99 | 03/01/03 |
| 5106752 | 0074259896 | LEEROY GALVEZ | 1881 CHEROKEE DRIVE #4 | SALINAS | CA | 93906 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 |
| 5106802 | 0074259946 | ANTONIO TAMAYO | 3488 BAYOU DRIVE | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.45 | 03/01/03 |
| 5106877 | 0074260019 | BRENDA L WILEY | 5851 ILLAHEE ROAD NE | BREMERTON | WA | 98311 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.10 | 03/01/03 |
| 5107040 | 0074260183 | JEFFREY S SWANBERG | 13289 SILVERHILL PL NW | SILVERDALE | WA | 98383 | OWNER-OCC | SFR | 360 | 88.28 | 88.28 | 9.10 | 04/01/03 |
| 5107115 | 0074260258 | SHARON R BUNYARD | 634 NE CLAY AVE | BEND | OR | 97701 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 |
| 5107123 | 0074260266 | CHANG W WOO | 22415 61ST AVE CT E | SPANAWAY | WA | 98387 | OWNER-OCC | MANU/MOBIL | 360 | 84.99 | 84.99 | 8.60 | 03/01/03 |
| 5107164 | 0074260308 | SEAN M CLAPSHAW | 132 NW 181ST ST | SHORELINE | WA | 98177 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.50 | 03/01/03 |
| 5107180 | 0074260324 | DUY D NGUYEN | 2207 OCEANSIDE WAY | SAN LEANDRO | CA | 94578 | OWNER-OCC | SFR | 180 | 68.93 | 68.93 | 6.25 | 04/01/03 |
| 5107222 | 0074260365 | MATTHEW J KACIK | 410 KRAMERS LANE | OAKDALE | PA | 15071 | OWNER-OCC | SFR | 360 | 70.42 | 70.42 | 12.00 | 04/01/03 |
| 5107255 | 0074260399 | GARY D STANLEY | 7217 N JORDAN AVE | PORTLAND | OR | 97203 | OWNER-OCC | SFR | 240 | 45.79 | 45.79 | 11.94 | 04/01/03 |
| 5107263 | 0074260407 | IAN GAYLE | 7981 N SUNRISE LAKES DR 303 | SUNRISE | FL | 33322 | OWNER-OCC | CONDO | 360 | 70.00 | 70.00 | 9.35 | 04/01/03 |
| 5107529 | 0074260654 | RITA ED | 2837 LANDSLIDE CT | SANTA CLARA | CA | 95051 | OWNER-OCC | SFR | 360 | 81.82 | 81.82 | 6.35 | 04/01/03 |
| 5107545 | 0074260670 | RITA FELD | 7023 GLADYS AVENUE | EL CERRITO | CA | 94530 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 03/01/03 |
| 5107628 | 0074260746 | TAMARA MILLER | 1012 PARK AVE | WHITEFISH | MT | 59937 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 | 03/01/03 |
| 5107702 | 0074260810 | NATALIE M VASTANO | 6418 TIFFANY COMMON | LIVERMORE | CA | 94550 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.65 | 03/01/03 |
| 5107800 | 0074260828 | ISAGANI SARMIENTO | 3578 CATTAIL COURT | UNION CITY | CA | 94587 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.85 | 03/01/03 |
| 5107828 | 0074260844 | PHYLLIS SMANOL | 201 SNYDER TRAIL | LIBERTY HILL | TX | 78642 | 2ND HOME | SFR | 360 | 80.00 | 80.00 | 9.15 | 03/01/03 |
| 5107867 | 0074260877 | NKEIRUKA UGO | 21 THRIFT STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.65 | 03/01/03 |
| 5107883 | 0074260893 | DARRELL E HAWLEY | 6298 MAYO DRIVE | SAN JOSE | CA | 95123 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.40 | 04/01/03 |
| 5107905 | 0074261017 | DAVID A KANKBERG | 13844 SHEFFIELD CT | WELLINGTON | FL | 33414 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 03/01/03 |
| 5107990 | 0074261108 | HERSCHEL BLOCKER | 3111 MILLMAR DRIVE | DALLAS | TX | 75228 | OWNER-OCC | SFR | 360 | 56.34 | 56.34 | 11.30 | 03/01/03 |
| 5108055 | 0074261165 | LINDA K BROWNLEE | 703 S KENTUCKY ST | SOUTH BEND | IN | 46619 | OWNER-OCC | SFR | 360 | 59.57 | 59.57 | 11.20 | 04/01/03 |
| 5108087 | 0074261207 | CHIMA ODEMENA | 5531 PIPER GLEN DR | CHARLOTTE | NC | 28277 | OWNER-OCC | PUD | 360 | 69.44 | 69.44 | 7.80 | 03/01/03 |
| 5108113 | 0074261223 | KATHERINE A MUNCY | 8718 THOR LANE | LOUISVILLE | KY | 40229 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.60 | 04/01/03 |
| 5108188 | 0074261298 | PATRICIO BUCIO | 5215 17 W 23RD STREET | CICERO | IL | 60804 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 |
| 5108196 | 0074261306 | RAYMOND C SMITH | 1455 SE BERKSHIRE DR | GRAND RAPIDS | MI | 49508 | OWNER-OCC | SFR | 360 | 69.67 | 69.67 | 10.30 | 04/01/03 |
| 5108337 | 0074261438 | MALISSA REECE | 3356 SW SALINAS DRIVE | LAWTON | OK | 73501 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.25 | 04/01/03 |
| 5108535 | 0074261637 | ALISA LIBBY-FLORES | 52840 AVENIDA DIAZ | LA QUINTA | CA | 92253 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 04/01/03 |
| 5108550 | 0074261652 | TERRY I CLARE | 13001 WOOD STREET | MIAMI | FL | 33187 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.55 | 03/01/03 |
| 5108758 | 0074261843 | JEFFREY B HALBROOK | 848 MOBILE ST | ELIZABETH | CO | 80107 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.60 | 03/01/03 |
| 5108774 | 0074261868 | JOHN G SCHOPF | 613 ASHLEY DRIVE | MOORE | OK | 73160 | OWNER-OCC | SFR | 360 | 79.78 | 79.78 | 9.35 | 04/01/03 |
| 5108790 | 0074261884 | G C DAHMER | 10331 E BERRY DRIVE | ENGLEWOOD | CO | 80111 | OWNER-OCC | SFR | 360 | 75.69 | 75.69 | 5.75 | 03/01/03 |
| 5108832 | 0074261926 | MARCIA M WAGNER | 1608 NORTHRIDGE DR | CAPE GIRARDEAU | MO | 63701 | OWNER-OCC | SFR | 360 | 88.00 | 88.00 | 11.20 | 03/01/03 |
| 5108857 | 0074261942 | JAMES J JOHNSON | 8588 PIERSON | DETROIT | MI | 48228 | OWNER-OCC | SFR | 360 | 84.91 | 84.91 | 10.25 | 04/01/03 |
| 5108873 | 0074261967 | KENNETH E NORDSTROM | 1640 W MULBERRY DRIVE | PHOENIX | AZ | 85015 | NON OWNER | 2-4 UNITS | 360 | 75.00 | 75.00 | 8.60 | 03/01/03 |
| 5108931 | 0074262023 | WILLIE SMITH | 1811 MULLET LAKE PARK RD | GENEVA | FL | 32732 | OWNER-OCC | SFR | 360 | 83.02 | 83.02 | 7.20 | 03/01/03 |
| 5109111 | 0074262189 | RAQUEL VARGAS | 401 SAN DIEGO AVENUE | DALY CITY | CA | 94014 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.80 | 03/01/03 |
| 5109184 | 0074262262 | DAVID DITOMMASO | 55053 ARDITH AVENUE | OSCEOLA | IN | 46561 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.80 | 03/01/03 |
| 5109236 | 0074262304 | JACQULYN SKYE | 330 RIMROCK LANE | HERCULES | CA | 94547 | OWNER-OCC | PUD | 360 | 89.88 | 89.88 | 8.95 | 03/01/03 |
| 5109251 | 0074262320 | MARK MARBURY | 435 BUCKHEAD TR | WHITE PINE | TN | 37890 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.30 | 03/01/03 |
| 5109285 | 0074262353 | JOHN SHIPLEY | 7401 REED DRIVE | LEANDER | TX | 78641 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.35 | 04/01/03 |
| 5109293 | 0074262361 | JOSEPH A HYPPOLITE | 874 NE 163 STREET | MIAMI | FL | 33162 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.60 | 04/01/03 |
| 5109319 | 0074262387 | ROBERT E GOINS JR | 245 GLOBE HILL ROAD | GIDDINGS | TX | 78942 | OWNER-OCC | MANU/MOBIL | 360 | 68.37 | 68.37 | 8.15 | 04/01/03 |
| 5109327 | 0074262395 | STEPHEN L RUTLEDGE | 655 HEPLER DR | WARSAW | IN | 46580 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.90 | 04/01/03 |
| 5109335 | 0074262403 | JORDAN R MILLER | 9385 S TORTELLINI DRIVE | SANDY | UT | 84093 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.90 | 03/01/03 |
| 5109343 | 0074262411 | JOSEPH A HYPPOLITE | 874 NE 163 STREET | MIAMI | FL | 33162 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.99 | 04/01/03 |
| 5109350 | 0074262429 | SCOTT REINBOLD | 53549 B AVENUE | THREE RIVERS | MI | 49093 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.65 | 04/01/03 |
| 5109368 | 0074262437 | JERRY LOGUE | 1202 S ROUND BARN ROAD | LIBERTY | IN | 47353 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 |
| 5109376 | 0074262445 | LOUIS ALLYNE | 3 ALCOTT COURT | NEW CITY | NY | 10956 | OWNER-OCC | SFR | 360 | 73.97 | 73.97 | 7.99 | 04/01/03 |
| 5109384 | 0074262452 | KEVIN M BROWN | 854 VZ COUNTY ROAD 3503 | WILLS POINT | TX | 75169 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.80 | 04/01/03 |
| 5109426 | 0074262494 | SEAN J BASS | 6780 CODY STREET | HOLLYWOOD | FL | 33024 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 04/01/03 |
| 5109459 | 0074262528 | EUGENE B WILLIFORD | 8314 FAIR AVENUE | LOS ANGELES | CA | 91605 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.90 | 03/01/03 |
| 5109475 | 0074262544 | JEFFRESS O SADLER JR | 4205 MARENGO RD | LA CROSSE | VA | 23950 | OWNER-OCC | SFR | 360 | 74.29 | 74.29 | 8.55 | 03/01/03 |
| 5109517 | 0074262585 | MICHELLE HART | 18187 ZION COURT | FOUNTAIN VALLEY | CA | 92708 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 |
| 5109533 | 0074262601 | JAMES F ECKL | 257 3RD AVENUE SE | NEW BRIGHTON | MN | 55112 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 04/01/03 |
| 5109541 | 0074262619 | SHAWN O'HARA | 2627 NE DELI COURT | GRAND RAPIDS | MI | 49525 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.40 | 04/01/03 |
| 5109558 | 0074262627 | DENISE STRICKLAND | 6630 S 3100 EAST | SANDY | UT | 84092 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.15 | 04/01/03 |
| 5109673 | 0074262742 | K D WARRING | 3307 E CHENNAULT AVENUE | FRESNO | CA | 93720 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.85 | 03/01/03 |
| 5109780 | 0074262841 | DEBORAH L PETTY | 1030 COUNTY ROAD 7810 | DEVINE | TX | 78016 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.95 | 04/01/03 |
| 5109806 | 0074262866 | LUCIA LEAL | 126 E BUTLER STREET | PHARR | TX | 78577 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.70 | 04/01/03 |
| 5109822 | 0074262882 | RAYMOND D SHALUM | 860 TIERRA DEL SOL ROAD | BOULEVARD | CA | 91905 | 2ND HOME | SFR | 360 | 70.00 | 70.00 | 7.35 | 03/01/03 |
| 5109871 | 0074262932 | SALLY K WHITLEY | 227 N MAIN STREET | DOVER | NC | 28526 | OWNER-OCC | MANU/MOBIL | 360 | 77.19 | 77.19 | 11.45 | 04/01/03 |
| 5109889 | 0074262940 | JAMES R OLSEN | 7731 BROADWAY ST | SAN ANTONIO | TX | 78209 | OWNER-OCC | CONDO | 360 | 85.26 | 85.26 | 9.69 | 04/01/03 |
| 5109947 | 0074262999 | ANTONIO DE LA CRUZ | 1111 S BURNSIDE AVE | LOS ANGELES | CA | 90019 | OWNER-OCC | SFR | 180 | 76.36 | 76.36 | 6.50 | 03/01/03 |
| 5109954 | 0074263005 | TIMOTHY E ELWELL | 3851 WOODSTOCK ROAD | SANTA YNEZ | CA | 93460 | OWNER-OCC | SFR | 360 | 56.77 | 56.77 | 7.70 | 04/01/03 |
| 5109963 | 0074263013 | KWAME DARDEN | 788 MARSH KORNEGAY RD | CLINTON | NC | 28328 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.25 | 03/01/03 |
| 5110044 | 0074263096 | EZMIN FAZAL | 1611 LAKESHORE WAY | HOUSTON | TX | 77007 | OWNER-OCC | SFR | 360 | 68.50 | 68.50 | 6.99 | 04/01/03 |
| 5110150 | 0074263203 | JOE E KIMLING | 334 SUNSET DR | HUDSON | MI | 49247 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 | 04/01/03 |
| 5110200 | 0074263245 | SCOTT MEYER | 6820 LINCOLN AVENUE | RIVERSIDE | CA | 92503 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.25 | 04/01/03 |
| 5110242 | 0074263288 | LANCE SMITH | 1603 KATHERINE KIKER RD | CHARLOTTE | NC | 28213 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.30 | 03/01/03 |
| 5095237 | 0074263401 | THEODORE MADZEY | 215 LOVE LANE | DANVILLE | CA | 94526 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.99 | 03/01/03 |
| 5106745 | 0074263427 | LYNNE M CROWDER | 3903 W PARKMONT PLACE | SEATTLE | WA | 98199 | OWNER-OCC | SFR | 360 | 45.00 | 45.00 | 8.45 | 04/01/03 |
| 5108761 | 0074263468 | VICTORIA PALERMO | 609 N I STREET | TACOMA | WA | 98403 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.35 | 04/01/03 |
| 5110300 | 0074263528 | CURTIS WILSON | 3803 10TH AVENUE | CHATTANOOGA | TN | 37407 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 11.55 | 04/01/03 |
| 5110432 | 0074263567 | LOURDES MORA | 1773 W ALGONQUIN | MT PROSPECT | IL | 60056 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 9.75 | 04/01/03 |
| 5110457 | 0074263583 | CHARLENE TAYLOR | 1808 MILNE STREET | CHATTANOOGA | TN | 37406 | OWNER-OCC | SFR | 360 | 67.14 | 67.14 | 11.70 | 03/01/03 |
| 5110473 | 0074263609 | TERRY SMITH | 538 OLD STAGE ROAD | DANDRIDGE | TN | 37725 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.30 | 03/01/03 |
| 5110481 | 0074263617 | JACQUELYN E MOODY | 6835 S TALMAN AVE | CHICAGO | IL | 60629 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 9.05 | 04/01/03 |
| 5110499 | 0074263625 | CORNELIUS H HAYWOOD | 1532 NORTH LOCKWOOD | CHICAGO | IL | 60651 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.95 | 03/01/03 |

| LOAN NUMBER | MATURITY DATE | MONTHLY P&I | 927,853,520.15 ORIG LOAN AMOUNT | 926,895,587.99 PRINCIPAL BALANCE | 926,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5105721 | 03/01/33 | 457.43 | 56,800.00 | 56,768.85 | 56,768.85 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | PURCHASE |
| 5105788 | 02/01/33 | 569.57 | 56,000.00 | 55,963.43 | 55,936.70 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5105848 | 03/01/18 | 173.98 | 18,200.00 | 18,160.88 | 18,160.88 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5105887 | 03/01/33 | 862.29 | 92,000.00 | 92,000.00 | 91,966.47 | ARM | 6.750 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5105928 | 02/01/33 | 520.77 | 65,600.00 | 65,463.80 | 65,425.83 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5105945 | 03/01/33 | 638.48 | 71,250.00 | 71,220.11 | 71,220.11 | ARM | 6.750 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5106018 | 02/01/33 | 965.37 | 118,250.00 | 118,184.93 | 118,123.24 | ARM | 5.750 | 15.300 | 9.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106026 | 02/01/33 | 718.56 | 95,200.00 | 94,778.71 | 94,778.71 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | PURCHASE |
| 5106059 | 03/01/33 | 1,043.70 | 150,000.00 | 150,000.00 | 149,887.55 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5106106 | 03/01/33 | 862.43 | 87,150.00 | 87,128.29 | 87,128.29 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5106133 | 03/01/33 | 428.43 | 63,750.00 | 63,750.00 | 63,698.76 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5106141 | 02/01/33 | 3,376.20 | 356,250.00 | 356,121.58 | 355,991.99 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106174 | 03/01/33 | 3,213.60 | 536,000.00 | 535,466.40 | 535,466.40 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | PURCHASE |
| 5106232 | 03/01/33 | 1,698.50 | 268,720.00 | 268,478.40 | 268,478.40 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5106307 | 02/01/33 | 1,750.88 | 159,000.00 | 158,908.52 | 158,814.37 | ARM | 6.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106323 | 02/01/33 | 3,284.63 | 500,000.00 | 499,579.83 | 499,157.48 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5106349 | 02/01/33 | 1,678.73 | 192,100.00 | 192,014.10 | 191,927.49 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106408 | 03/01/23 | 754.77 | 69,800.00 | 69,527.23 | 69,527.23 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5106414 | 02/01/33 | 837.42 | 84,400.00 | 84,400.00 | 84,348.09 | ARM | 6.750 | 17.525 | 11.525 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5106448 | 03/01/33 | 1,022.44 | 117,000.00 | 117,000.00 | 116,947.69 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5106455 | 03/01/33 | 6,281.64 | 910,000.00 | 909,040.84 | 909,040.84 | ARM | 4.990 | 11.700 | 5.700 | 2 | 1 | 03/01/06 | REFI-CASHOUT |
| 5106513 | 02/01/33 | 2,878.77 | 450,000.00 | 449,827.48 | 449,257.80 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5106570 | 02/01/33 | 2,787.61 | 432,000.00 | 431,624.39 | 431,248.88 | ARM | 4.990 | 12.700 | 6.700 | 1 | 1 | 02/01/05 | PURCHASE |
| 5106586 | 02/01/33 | 2,484.84 | 369,750.00 | 369,452.85 | 369,153.94 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106604 | 02/01/33 | 2,613.83 | 372,000.00 | 371,728.67 | 371,451.62 | ARM | 4.990 | 13.550 | 7.550 | 3 | 1 | 02/01/06 | PURCHASE |
| 5106638 | 02/01/33 | 2,257.88 | 313,650.00 | 313,430.85 | 313,210.27 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106703 | 03/01/33 | 873.92 | 92,500.00 | 92,500.00 | 92,466.29 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5106728 | 02/01/33 | 3,298.81 | 450,000.00 | 449,698.75 | 449,391.67 | ARM | 4.990 | 13.990 | 7.990 | 1 | 1 | 02/01/05 | PURCHASE |
| 5106752 | 03/01/33 | 1,138.61 | 136,000.00 | 136,000.00 | 135,932.38 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | PURCHASE |
| 5106802 | 02/01/33 | 2,112.72 | 336,000.00 | 335,693.28 | 335,384.91 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 02/01/05 | PURCHASE |
| 5106877 | 02/01/33 | 812.41 | 91,800.00 | 91,705.15 | 91,705.15 | ARM | 6.750 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT |
| 5107040 | 03/01/33 | 1,848.54 | 227,700.00 | 227,700.00 | 227,578.19 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5107115 | 03/01/23 | 275.81 | 28,600.00 | 28,582.29 | 28,542.29 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5107123 | 02/01/33 | 1,032.10 | 133,000.00 | 132,921.07 | 132,841.67 | FXD | 0.000 | 8.600 | 0.000 | 0 | 0 | | PURCHASE |
| 5107164 | 02/01/33 | 2,138.92 | 338,400.00 | 337,788.50 | 337,788.50 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5107180 | 03/01/18 | 3,043.86 | 355,000.00 | 355,000.00 | 353,805.10 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5107222 | 03/01/33 | 614.31 | 50,000.00 | 50,000.00 | 49,985.89 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5107255 | 03/01/23 | 477.10 | 43,500.00 | 43,500.00 | 43,455.65 | FXD | 0.000 | 11.938 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5107263 | 03/01/33 | 261.43 | 31,500.00 | 31,484.01 | 31,484.01 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5107529 | 03/01/33 | 2,800.08 | 450,000.00 | 449,475.63 | 449,475.63 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE |
| 5107545 | 02/01/33 | 2,446.17 | 408,000.00 | 407,185.63 | 407,185.63 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5107628 | 02/01/33 | 3,040.02 | 476,000.00 | 475,577.98 | 475,153.64 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | PURCHASE |
| 5107702 | 02/01/33 | 2,284.56 | 345,600.00 | 345,308.22 | 345,014.77 | ARM | 4.990 | 12.650 | 6.650 | 1 | 1 | 02/01/05 | PURCHASE |
| 5107800 | 02/01/33 | 2,329.40 | 351,900.00 | 351,604.69 | 351,315.69 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5107828 | 02/01/33 | 632.76 | 77,600.00 | 77,558.91 | 77,517.51 | ARM | 4.990 | 15.150 | 9.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5107867 | 02/01/33 | 2,832.30 | 399,200.00 | 398,623.18 | 398,623.19 | ARM | 4.990 | 13.650 | 7.650 | 1 | 1 | 02/01/05 | PURCHASE |
| 5107883 | 03/01/33 | 2,502.03 | 400,000.00 | 399,631.30 | 399,631.30 | ARM | 4.990 | 12.400 | 6.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5107905 | 02/01/33 | 1,788.06 | 207,000.00 | 206,808.10 | 206,808.10 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5107990 | 02/01/33 | 390.03 | 40,000.00 | 39,873.15 | 39,873.15 | ARM | 5.990 | 17.300 | 11.300 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5108055 | 03/01/33 | 270.90 | 28,000.00 | 27,990.43 | 27,990.43 | FXD | 0.000 | 11.200 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5108087 | 02/01/33 | 2,879.48 | 400,000.00 | 399,720.51 | 399,438.20 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE |
| 5108113 | 03/01/33 | 512.44 | 51,350.00 | 51,350.00 | 51,333.94 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5108188 | 03/01/23 | 304.57 | 30,000.00 | 29,964.18 | 29,964.18 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5108196 | 03/01/33 | 764.85 | 85,000.00 | 84,964.73 | 84,964.73 | ARM | 6.250 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5108337 | 03/01/33 | 372.60 | 36,000.00 | 36,000.00 | 35,984.90 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | PURCHASE |
| 5108535 | 03/01/33 | 1,517.88 | 160,000.00 | 159,942.37 | 159,942.32 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5108550 | 02/01/33 | 444.07 | 63,200.00 | 63,153.56 | 63,106.83 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 02/01/05 | PURCHASE |
| 5108758 | 02/01/33 | 1,197.52 | 120,000.00 | 119,962.48 | 119,924.60 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5108774 | 03/01/33 | 559.46 | 67,410.00 | 67,410.00 | 67,375.78 | ARM | 5.750 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5108790 | 02/01/33 | 2,274.77 | 389,800.00 | 388,984.09 | 388,884.09 | ARM | 4.250 | 11.750 | 5.750 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5108832 | 02/01/33 | 822.35 | 85,000.00 | 84,941.69 | 84,941.69 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5108857 | 03/01/33 | 635.34 | 70,900.00 | 70,900.00 | 70,870.28 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5108873 | 02/01/33 | 884.68 | 114,000.00 | 113,932.34 | 113,864.20 | FXD | 0.000 | 8.600 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5108931 | 02/01/33 | 1,493.34 | 220,000.00 | 219,652.28 | 219,652.28 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5109111 | 02/01/33 | 2,375.02 | 372,000.00 | 371,670.18 | 371,338.55 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 02/01/05 | PURCHASE |
| 5109184 | 02/01/33 | 1,358.00 | 138,935.00 | 138,894.94 | 138,854.48 | ARM | 6.250 | 17.800 | 11.800 | 3 | 1 | 02/01/06 | PURCHASE |
| 5109236 | 02/01/33 | 3,309.74 | 500,000.00 | 499,678.93 | 499,058.99 | ARM | 4.990 | 13.950 | 8.950 | 3 | 1 | 02/01/06 | REFI-NO CASHOUT |
| 5109251 | 02/01/33 | 3,290.75 | 480,000.00 | 479,629.25 | 479,256.24 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5109285 | 03/01/33 | 871.43 | 105,000.00 | 105,000.00 | 104,946.70 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109293 | 03/01/33 | 777.47 | 108,000.00 | 108,000.00 | 107,924.53 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | PURCHASE |
| 5109319 | 03/01/33 | 468.15 | 62,900.00 | 62,858.00 | 62,858.00 | ARM | 5.990 | 14.150 | 8.150 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5109327 | 03/01/33 | 1,035.46 | 109,600.00 | 109,560.05 | 109,560.05 | ARM | 6.250 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | PURCHASE |
| 5109335 | 02/01/33 | 1,635.32 | 225,000.00 | 224,845.93 | 224,690.85 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5109343 | 03/01/18 | 308.72 | 27,000.00 | 27,000.00 | 26,940.58 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5109350 | 03/01/33 | 948.70 | 102,400.00 | 102,400.00 | 102,360.60 | ARM | 5.990 | 16.650 | 10.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109368 | 03/01/33 | 813.08 | 89,250.00 | 89,214.14 | 89,214.14 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5109376 | 03/01/33 | 3,958.57 | 540,000.00 | 539,638.93 | 539,638.93 | FXD | 0.000 | 7.990 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5109384 | 03/01/33 | 738.77 | 95,200.00 | 95,200.00 | 95,143.50 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | PURCHASE |
| 5109426 | 03/01/33 | 1,135.60 | 130,500.00 | 130,500.00 | 130,447.03 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109459 | 02/01/33 | 1,751.51 | 171,600.00 | 171,490.08 | 171,490.08 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | PURCHASE |
| 5109475 | 02/01/33 | 401.68 | 52,000.00 | 51,937.42 | 51,937.42 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5109517 | 03/01/23 | 618.44 | 65,200.00 | 65,088.73 | 65,088.25 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5109533 | 03/01/33 | 1,627.05 | 182,325.00 | 182,325.00 | 182,247.71 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109541 | 03/01/33 | 1,247.10 | 128,400.00 | 128,358.70 | 128,358.70 | ARM | 5.990 | 17.400 | 11.400 | 1 | 1 | 03/01/05 | PURCHASE |
| 5109558 | 03/01/33 | 3,557.63 | 478,000.00 | 478,000.00 | 476,690.29 | ARM | 4.990 | 14.150 | 8.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109673 | 02/01/33 | 2,182.67 | 301,750.00 | 301,541.28 | 301,331.19 | ARM | 5.750 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5109780 | 03/01/33 | 779.94 | 89,250.00 | 89,210.09 | 89,210.09 | ARM | 6.750 | 15.950 | 9.950 | 3 | 1 | 03/01/06 | REFI-CASHOUT |
| 5109806 | 03/01/33 | 362.11 | 36,010.00 | 35,998.99 | 35,998.99 | FXD | 0.000 | 11.700 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5109822 | 02/01/33 | 964.57 | 140,000.00 | 139,892.93 | 139,785.20 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5109871 | 03/01/33 | 434.08 | 44,000.00 | 43,985.77 | 43,985.77 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109889 | 03/01/33 | 1,384.70 | 162,000.00 | 162,000.00 | 161,923.45 | ARM | 5.750 | 15.690 | 9.690 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5109947 | 02/01/18 | 3,658.88 | 420,000.00 | 418,225.19 | 415,275.19 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5109954 | 03/01/33 | 6,880.07 | 965,000.00 | 965,000.00 | 964,312.01 | ARM | 5.750 | 13.700 | 7.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5109963 | 02/01/33 | 487.03 | 59,200.00 | 59,169.30 | 59,138.37 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5110044 | 03/01/33 | 5,007.99 | 753,500.00 | 752,881.15 | 752,881.15 | ARM | 5.750 | 12.990 | 6.990 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5110150 | 03/01/33 | 1,350.82 | 164,900.00 | 164,813.60 | 164,813.60 | ARM | 6.250 | 15.200 | 9.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5110200 | 03/01/33 | 1,003.64 | 112,000.00 | 112,000.00 | 111,953.03 | ARM | 5.750 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | PURCHASE |
| 5110242 | 02/01/33 | 734.93 | 107,200.00 | 107,117.20 | 107,033.90 | ARM | 5.990 | 13.300 | 7.300 | 1 | 1 | 02/01/05 | PURCHASE |
| 5095237 | 02/01/33 | 3,210.12 | 536,000.00 | 535,465.38 | 534,928.09 | ARM | 4.990 | 11.990 | 5.990 | 1 | 1 | 02/01/05 | REFI-CASHOUT |
| 5106745 | 03/01/33 | 3,444.16 | 450,000.00 | 449,724.57 | 449,724.57 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5108761 | 03/01/33 | 2,213.87 | 321,300.00 | 321,300.00 | 321,054.29 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5110300 | 03/01/33 | 347.94 | 35,000.00 | 34,988.94 | 34,988.94 | FXD | 0.000 | 11.550 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5110432 | 03/01/33 | 934.77 | 108,800.00 | 108,728.00 | 108,728.00 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5110457 | 02/01/33 | 402.24 | 40,000.00 | 39,973.67 | 39,973.67 | FXD | 0.000 | 11.700 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5110473 | 02/01/33 | 499.60 | 66,190.00 | 66,108.14 | 66,108.14 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 02/01/05 | PURCHASE |
| 5110481 | 03/01/33 | 1,357.83 | 168,000.00 | 168,000.00 | 167,909.18 | ARM | 5.990 | 15.050 | 9.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5110499 | 02/01/33 | 1,006.10 | 125,600.00 | 125,430.87 | 125,360.07 | ARM | 4.990 | 14.950 | 8.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT |

| LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5105721 | 8.990 | Full | A- | 628 | 68,950.00 | 67580 | 1 | 2/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5105788 | 11.850 | Full | C | 509 | 80,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105848 | 9.990 | Stated | A | 647 | 84,000.00 | 81,000.00 | 2 | 2/24/2003 | 179 | 04/01/03 | Group I | | | N |
| 5105887 | 10.800 | Full | D | 550 | 155,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105928 | 8.850 | Full | A- | 578 | 82,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5105945 | 10.250 | Full | B- | 593 | 95,000.00 | 0 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5106018 | 9.300 | Full | A- | 618 | 165,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106026 | 8.300 | Limited | A | 629 | 115,000.00 | 112000 | 1 | 1/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5106059 | 7.450 | Stated | A | 664 | 245,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5106106 | 11.450 | Full | B- | 449 | 79,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5106133 | 7.100 | Stated | A | 708 | 75,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | | | N |
| 5106141 | 10.950 | Limited | B- | 505 | 475,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106174 | 6.000 | Stated | AA | 743 | 670,000.00 | 670000 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5106232 | 6.500 | Stated | AA | 654 | 300,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5106307 | 8.750 | Full | A- | 516 | 190,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106323 | 6.875 | Stated | AA | 658 | ########## | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5106349 | 9.950 | Full | B | 509 | 226,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106408 | 11.750 | Stated | A | 654 | 348,600.00 | 348,000.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 5106414 | 11.525 | Full | C | 507 | 105,500.00 | 0.00 | 1 | 1/31/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5106448 | 9.950 | Full | B | 488 | 145,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106455 | 5.700 | Full | A | 660 | ########## | 0 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5106513 | 6.950 | Full | A- | 553 | 650,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106570 | 6.700 | Full | A | 630 | 480,000.00 | 480,000.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106586 | 7.100 | Limited | A | 620 | 435,000.00 | 0 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106604 | 7.550 | Stated | A | 737 | 465,000.00 | 465,000.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106638 | 7.800 | Limited | A | 608 | 369,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106703 | 10.900 | Full | C | 552 | 123,400.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106728 | 7.990 | Full | A- | 593 | 660,000.00 | 655000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106752 | 9.450 | Full | B | 615 | 160,000.00 | 160000 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106802 | 6.450 | Stated | A | 687 | 420,000.00 | 420000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106877 | 10.100 | Full | A- | 628 | 102,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107040 | 9.100 | Full | A- | 535 | 256,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5107115 | 9.990 | Full | A | 686 | 143,000.00 | 143000 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 5107123 | 8.600 | Limited | A | 630 | 165,000.00 | 156,500.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5107164 | 6.500 | Stated | AA | 653 | 423,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | | | N |
| 5107180 | 6.250 | Stated | AA | 678 | 515,000.00 | 0.00 | 1 | 2/14/2003 | 179 | 03/01/03 | Group II | | | N |
| 5107222 | 12.000 | Full | B- | 481 | 71,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group I | | | N |
| 5107255 | 11.938 | Full | B- | 0 | 95,000.00 | 0.00 | 1 | 2/10/2003 | 239 | 03/01/03 | Group I | | | N |
| 5107263 | 9.350 | Full | B | 645 | 45,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107529 | 6.350 | Full | A | 746 | 550,000.00 | 550,000.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107545 | 6.000 | Stated | AA | 709 | 510,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107628 | 6.600 | Stated | A | 702 | 595,000.00 | 595000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5107702 | 6.650 | Stated | A | 730 | 435,000.00 | 432000 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5107800 | 6.850 | Full | A | 641 | 391,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5107828 | 9.150 | Stated | A- | 687 | 97,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5107867 | 7.650 | Stated | A | 687 | 499,000.00 | 499000 | 1 | 1/30/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107883 | 6.400 | Full | A | 615 | 500,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107905 | 9.800 | Full | A- | 486 | 230,000.00 | 0 | 1 | 1/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5107990 | 11.300 | Full | B | 510 | 71,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5108055 | 11.200 | Full | A- | 493 | 47,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 5108087 | 7.800 | Stated | A | 653 | 576,500.00 | 576,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108113 | 11.600 | Full | D | 518 | 79,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108188 | 10.750 | Stated | A | 733 | 150,000.00 | 150,000.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group I | | | N |
| 5108196 | 10.300 | Full | B- | 495 | 122,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5108337 | 10.250 | Full | B | 560 | 45,000.00 | 45,000.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108535 | 10.950 | Full | B- | 455 | 200,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5108550 | 7.550 | Full | B | 548 | 79,000.00 | 79000 | 1 | 1/29/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108758 | 11.600 | Full | C | 532 | 160,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108774 | 9.350 | Full | A- | 518 | 84,800.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108790 | 5.750 | Stated | AA | 655 | 515,000.00 | 0 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5108832 | 11.200 | Full | B- | 484 | 125,000.00 | 0 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5108857 | 10.250 | Full | B- | 517 | 83,500.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5108873 | 8.600 | Full | B | 509 | 152,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | | | N |
| 5108931 | 7.200 | Stated | AA | 651 | 265,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group I | | | N |
| 5109111 | 6.800 | Stated | A | 698 | 465,000.00 | 465,000.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109184 | 11.800 | Full | B- | 493 | 163,000.00 | 163100 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109236 | 8.950 | Full | A | 624 | 556,300.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109251 | 7.300 | Full | A | 638 | 600,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | | | N |
| 5109285 | 9.350 | Stated | B | 642 | 150,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109293 | 7.600 | Full | B | 621 | 135,000.00 | 135,000.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | | | N |
| 5109319 | 8.150 | Full | B | 627 | 92,000.00 | 0 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109327 | 10.900 | Full | B- | 542 | 137,000.00 | 146334 | 1 | 1/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109335 | 7.900 | Limited | A | 642 | 250,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group I | | | N |
| 5109343 | 10.990 | Full | B | 621 | 135,000.00 | 135,000.00 | 2 | 2/14/2003 | 179 | 03/01/03 | Group I | | | N |
| 5109350 | 10.650 | Full | B | 613 | 128,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109368 | 10.450 | Full | B | 496 | 105,000.00 | 0 | 1 | 2/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109376 | 7.990 | Full | A | 680 | 730,000.00 | 0 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | | | N |
| 5109384 | 8.800 | Stated | A | 635 | 112,000.00 | 112,000.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | | | N |
| 5109426 | 9.800 | Full | A- | 464 | 145,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109459 | 11.900 | Stated | C | 505 | 288,000.00 | 264000 | 1 | 2/6/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109475 | 8.550 | Full | A- | 524 | 70,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109517 | 9.750 | Full | A | 696 | 326,000.00 | 326,000.00 | 2 | 2/18/2003 | 238 | 05/01/03 | Group II | | | N |
| 5109533 | 10.200 | Full | B | 473 | 214,500.00 | 0 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109541 | 11.400 | Full | C | 503 | 186,000.00 | 158,000.00 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109558 | 8.150 | Full | A- | 627 | 560,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109673 | 7.850 | Full | A- | 612 | 355,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109780 | 9.950 | Full | C | 506 | 119,000.00 | 0.00 | 1 | 1/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109806 | 11.700 | Stated | C | 587 | 55,400.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | | | N |
| 5109822 | 7.350 | Stated | A | 602 | 200,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109871 | 11.450 | Full | B- | 498 | 57,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5109889 | 9.690 | Limited | A- | 668 | 190,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109947 | 6.500 | Stated | AA | 774 | 550,000.00 | 0.00 | 1 | 2/5/2003 | 178 | 04/01/03 | Group II | | | N |
| 5109954 | 7.700 | Full | A- | 573 | ########## | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5109963 | 9.250 | Full | B | 554 | 74,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110044 | 6.990 | Stated | A- | 578 | ########## | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5110150 | 9.200 | Full | A- | 487 | 194,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5110200 | 10.250 | Stated | A- | 515 | 200,000.00 | 140,000.00 | 1 | 3/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110242 | 7.300 | Full | B | 488 | 134,000.00 | 134000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5095237 | 5.990 | Full | A | 637 | 670,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5106745 | 8.450 | Stated | A- | 583 | ########## | 0 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5108761 | 7.350 | Stated | AA | 641 | 378,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | | | N |
| 5110300 | 11.550 | Full | B | 512 | 50,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | | | N |
| 5110432 | 9.750 | Limited | B- | 510 | 138,000.00 | 0 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5110457 | 11.700 | Full | B | 454 | 70,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | | | N |
| 5110473 | 8.300 | Full | B | 597 | 83,000.00 | 77877 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5110481 | 9.050 | Stated | B | 658 | 210,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110499 | 8.950 | Full | B | 654 | 157,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4379 x.7351
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5941 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 977,853,520.15 ORIG LOAN AMOUNT | 976,895,587.98 PRINCIPAL BALANCE | 976,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5110507 | 0074263833 | MICHELLE M TAYLOR | 3825 STRATFORD AVENUE | LANSING | MI | 48911 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.65 | 04/01/03 | 03/01/33 | 895.68 | 96,750.00 | 96,750.00 | 96,712.78 | FXD | 0.000 | 10.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.650 | Full | B | 548 | 129,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group I | | | N |
| 5110540 | 0074263874 | HASSAN BAIG | 12214 MEADOWGLEN DRIVE | STAFFORD | TX | 77477 | OWNER-OCC | SFR | 180 | 64.82 | 64.82 | 8.99 | 03/01/03 | 02/01/18 | 989.90 | 110,200.00 | 109,502.01 | 109,502.01 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.990 | Stated | A | 624 | 170,000.00 | 0.00 | 1 | 2/8/2003 | 178 | 04/01/03 | Group II | | | N |
| 5110598 | 0074263724 | LUIS R CEBALLOS JR | 6511 SOLEDAD DRIVE | HOUSTON | TX | 77083 | OWNER-OCC | SFR | 360 | 79.25 | 79.25 | 11.85 | 04/01/03 | 03/01/33 | 854.35 | 84,000.00 | 83,975.15 | 83,975.15 | ARM | 5.990 | 17.850 | 11.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.850 | Full | B | 500 | 106,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5110622 | 0074263757 | JO A W LUDVIGSON | 261 MORNING SUN AVENUE | MILL VALLEY | CA | 94941 | OWNER-OCC | SFR | 360 | 57.93 | 57.93 | 7.85 | 03/01/03 | 02/01/33 | 3,468.84 | 475,000.00 | 474,678.04 | 474,353.84 | ARM | 5.750 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.850 | Full | A- | 540 | 820,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110671 | 0074263807 | CIPRIANO MENDOZA | 3829 OLYMPIA CIRCLE | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 03/01/03 | 02/01/33 | 1,823.60 | 270,000.00 | 269,784.15 | 269,568.01 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.150 | Stated | AA | 720 | 300,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110705 | 0074263831 | MARTHA L MIRANDA | 327 FOERSTER STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 360 | 81.20 | 81.20 | 7.10 | 04/01/03 | 03/01/33 | 2,903.18 | 432,000.00 | 431,652.82 | 431,652.82 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 03/01/05 | PURCHASE | 7.100 | Stated | A | 695 | 532,000.00 | 532000 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5110713 | 0074263849 | MARTHA L MIRANDA | 327 FOERSTER STREET | SAN FRANCISCO | CA | 94112 | OWNER-OCC | SFR | 240 | 18.80 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 99,880.60 | 99,880.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 695 | 532,000.00 | 532000 | 2 | 2/19/2003 | 239 | 04/01/03 | Group II | | | N |
| 5110747 | 0074263872 | JOHN COSSINS | 6770 FELLRATH | TAYLOR | MI | 48180 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.90 | 04/01/03 | 03/01/33 | 1,080.83 | 114,400.00 | 114,400.00 | 114,358.30 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.900 | Full | B | 476 | 143,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110770 | 0074263906 | JOSE A DIAZ | 3940 SHOSHONE STREET | DENVER | CO | 80211 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.60 | 03/01/03 | 02/01/33 | 1,588.67 | 225,000.00 | 224,836.33 | 224,671.62 | ARM | 4.990 | 13.600 | 7.600 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 7.600 | Full | A | 651 | 250,000.00 | 0.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5110788 | 0074263914 | FRANKLIN S WOOLF | 615 MOLASSES VALLEY ROAD | KUNKLETOWN | PA | 18058 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.30 | 04/01/03 | 03/01/33 | 1,352.44 | 150,300.00 | 150,300.00 | 150,237.64 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | | PURCHASE | 10.300 | Full | A- | 489 | 187,000.00 | 187,000.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group I | | | N |
| 5110846 | 0074263971 | DAVID L STEWART | 733 BRET DRIVE | DENHAM SPRINGS | LA | 70726 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.40 | 04/01/03 | 03/01/33 | 644.77 | 77,350.00 | 77,311.14 | 77,311.14 | ARM | 6.250 | 15.400 | 9.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.400 | Full | B- | 537 | 91,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5111018 | 0074264144 | VINCENT JOHNSON | 1807 107TH AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 | 04/01/03 | 03/01/33 | 1,689.31 | 256,500.00 | 256,284.88 | 256,284.88 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.900 | Stated | AA | 664 | 285,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5111067 | 0074264193 | RICHARD J MASCENIK | 20 MANITO AVE | LAKE HIAWATHA | NJ | 7034 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.85 | 04/01/03 | 03/01/33 | 1,586.65 | 156,000.00 | 156,000.00 | 155,953.85 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.850 | Full | D | 578 | 240,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5111083 | 0074264219 | KURT A VANDERSLICE | 4535 W WARREN AVENUE | DENVER | CO | 80219 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.55 | 04/01/03 | 03/01/33 | 2,216.14 | 348,800.00 | 348,800.00 | 348,487.73 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.550 | Stated | A | 653 | 436,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5111091 | 0074264227 | JULIAN MORENO | 1108 CORDELL STREET | HOUSTON | TX | 77009 | OWNER-OCC | SFR | 360 | 55.23 | 55.23 | 8.90 | 04/01/03 | 03/01/33 | 757.57 | 95,000.00 | 95,000.00 | 94,947.01 | ARM | 5.990 | 14.900 | 8.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.900 | Stated | B | 582 | 172,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5111190 | 0074264318 | TONY CORRIHER | 105 PEACEFUL LANE | CHINA GROVE | NC | 28023 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 04/01/03 | 03/01/33 | 1,073.52 | 124,950.00 | 124,890.22 | 124,890.22 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.750 | Full | A- | 520 | 147,000.00 | 0 | 1 | 2/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5111224 | 0074264342 | CESAR NORENA | 64 20 67TH ROAD | ELMHURST | NY | 11373 | OWNER-OCC | TOWNHOUSE | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 570.97 | 56,240.00 | 56,172.85 | 56,172.85 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 709 | 281,200.00 | 281,200.00 | 2 | 2/14/2003 | 238 | 04/01/03 | Group I | | | N |
| 5111232 | 0074264359 | SHELIA M WOOD | 552 THOMAS DR | JACKSON | MI | 49203 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 1,013.92 | 116,025.00 | 116,025.00 | 115,973.13 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | B | 481 | 136,500.00 | 0 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5111299 | 0074264417 | GABINO A LOPEZ | 975 JULIAN ST | DENVER | CO | 80204 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.95 | 04/01/03 | 03/01/33 | 872.78 | 131,850.00 | 131,740.85 | 131,740.85 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.950 | Full | A | 632 | 146,500.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5111307 | 0074264425 | ANDREA WEATHERS | 10140 S MORGAN STREET | CHICAGO | IL | 60643 | OWNER-OCC | SFR | 360 | 79.37 | 79.37 | 10.20 | 04/01/03 | 03/01/33 | 892.39 | 100,000.00 | 99,914.88 | 99,957.61 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.200 | Stated | B | 440 | 126,000.00 | 0 | 1 | 2/11/2003 | 359 | 05/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)641-6378 x7261
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5041 | | | | | | | | | | | | 8.267 | | | | 927,853,510.25 | 926,895,597.98 | 926,370,950.24 | | | | | | | | | | | | | | | | | 349.63 | | | | | |
| 5115571 | 0074268699 | MICHAEL G VISNICH | 1828 PITCH LANDING RD | CONWAY | SC | 29527 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.85 | 03/01/03 | 02/01/33 | 388.17 | 41,250.00 | 41,219.48 | 41,219.48 | ARM | 5.990 | 16.850 | 10.850 | 1 | 1 | 02/01/05 | PURCHASE | 10.850 | Full | C | 584 | 62,000.00 | 55,000.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5115821 | 0074268749 | RONALD F DESANTO | 8403 CREEKSIDE LANE | DARIEN | IL | 60561 | OWNER-OCC | SFR | 360 | 82.99 | 82.99 | 6.25 | 04/01/03 | 03/01/33 | 2,733.79 | 444,000.00 | 444,000.00 | 443,578.71 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.250 | Full | A | 703 | 535,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | | | N |
| 5115639 | 0074268758 | TINH T NGUYEN | 11848 TENNYSON WAY | WESTMINSTER | CO | 80031 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.50 | 04/01/03 | 03/01/33 | 2,174.32 | 344,000.00 | 344,000.00 | 343,689.01 | FXD | 0.000 | 8.500 | 0.000 | 0 | 0 | | PURCHASE | 8.500 | Stated | AA | 644 | 430,000.00 | 430,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group I | | | N |
| 5115795 | 0074268813 | DONNA L JAMISON | 1048 2875 LN | HOTCHKISS | CO | 81419 | OWNER-OCC | SFR | 360 | 73.71 | 73.71 | 6.75 | 04/01/03 | 03/01/33 | 836.70 | 129,000.00 | 129,000.00 | 128,888.93 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Stated | AA | 711 | 175,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5115803 | 0074268821 | ISAAC ESTIMA | 1778 61ST TERRACE SW | NAPLES | FL | 34116 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 7.85 | 04/01/03 | 03/01/18 | 1,448.21 | 152,000.00 | 152,000.00 | 151,558.79 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.850 | Full | AA | 622 | 190,000.00 | 0.00 | 1 | 2/7/2003 | 179 | 03/01/03 | Group II | | | N |
| 5115829 | 0074268847 | CARLTON D MATHIS | 1730 BAHAMA ST | AURORA | CO | 80011 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 03/01/03 | 02/01/33 | 1,295.73 | 189,000.00 | 188,707.15 | 188,707.15 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 648 | 210,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | | | N |
| 5115837 | 0074268954 | JOHN A SCHLEIFFARTH | 1907 SUNNY DR | ST LOUIS | MO | 63122 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.48 | 04/01/03 | 03/01/33 | 4,316.22 | 515,100.00 | 515,100.00 | 514,844.40 | ARM | 5.750 | 15.480 | 9.480 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.480 | Full | A- | 493 | 606,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5115944 | 0074269051 | JOHN P HALL | 4108 FOREST HIGHLANDS CIR | CORONA | CA | 92883 | OWNER-OCC | SFR | 360 | 64.00 | 64.00 | 6.75 | 04/01/03 | 03/01/33 | 2,594.40 | 400,000.00 | 397,001.63 | 396,640.38 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.750 | Full | AA | 647 | 625,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | | | N |
| 5115977 | 0074269085 | SERGIO RECIO | 820 CORTIJO DRIVE | EL PASO | TX | 79912 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.15 | 04/01/03 | 03/01/33 | 2,158.84 | 224,000.00 | 224,000.00 | 223,922.69 | FXD | 0.000 | 11.150 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.150 | Full | B | 532 | 280,000.00 | 0.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | | | N |
| 5115985 | 0074269093 | CHRISTIAN C FACER | 3434 N BLUE SAGE RD | MORGAN | UT | 84050 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 3,311.41 | 460,000.00 | 459,678.59 | 459,355.09 | ARM | 6.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.800 | Limited | B | 573 | 575,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5115993 | 0074269101 | DARLENE D BURLESON | 384 EATON AVENUE | SACRAMENTO | CA | 95838 | OWNER-OCC | SFR | 360 | 70.29 | 70.29 | 9.55 | 04/01/03 | 03/01/33 | 1,038.75 | 123,000.00 | 123,000.00 | 122,940.13 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.550 | Full | B | 463 | 175,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116017 | 0074269127 | THERESA J PITTS | 8111 SOUTH EVANS | CHICAGO | IL | 60619 | OWNER-OCC | 2-4 UNITS | 360 | 90.00 | 90.00 | 10.55 | 04/01/03 | 03/01/33 | 2,479.90 | 270,000.00 | 270,000.00 | 269,893.85 | ARM | 5.750 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.550 | Full | A- | 468 | 300,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116041 | 0074269150 | DAVID J GERBER | 9300 HORSESHOE BEND DR | CHARLOTTE | NC | 28215 | OWNER-OCC | SFR | 360 | 72.03 | 72.03 | 10.75 | 04/01/03 | 03/01/33 | 1,526.25 | 163,500.00 | 163,500.00 | 163,438.44 | ARM | 5.990 | 16.750 | 10.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.750 | Stated | B | 454 | 227,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116066 | 0074269176 | BROOKE CAMPBELL | 4125 MORNINGVIEW WAY | EL DORADO HILLS | CA | 95762 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.35 | 03/01/03 | 02/01/33 | 3,099.99 | 449,943.00 | 449,252.15 | 449,252.15 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | PURCHASE | 7.350 | Full | A | 635 | 565,000.00 | 562,429.00 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5116108 | 0074269218 | MICHAEL J RUSSELL | 8937 GLEN ALDER WAY | SACRAMENTO | CA | 95826 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.25 | 04/01/03 | 03/01/33 | 1,108.30 | 180,000.00 | 179,829.20 | 179,829.20 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.250 | Stated | AA | 688 | 225,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group I | | | N |
| 5116132 | 0074269242 | MARK R STOVER | 1447 S SIERRA DR | CASTLE ROCK | CO | 80104 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.50 | 03/01/03 | 02/01/33 | 1,098.48 | 130,400.00 | 130,271.20 | 130,271.20 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Stated | A- | 505 | 163,000.00 | 0 | 1 | 2/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5116140 | 0074269259 | JAMES HARRISON | 844 BEAMS MILL RD | ELLENBORO | NC | 28040 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.35 | 03/01/03 | 02/01/33 | 971.04 | 99,200.00 | 99,187.23 | 99,134.15 | ARM | 6.250 | 17.350 | 11.350 | 1 | 1 | 02/01/05 | PURCHASE | 11.350 | Full | B- | 524 | 127,000.00 | 124,000.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116272 | 0074269382 | DOUANGSOULY RATTANAVON | 7173 PETALUMA HILL ROAD | PENNGROVE | CA | 94951 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.45 | 03/01/03 | 02/01/33 | 2,710.12 | 389,500.00 | 389,206.03 | 388,914.24 | ARM | 4.250 | 13.450 | 7.450 | 1 | 1 | 02/01/05 | PURCHASE | 7.450 | Full | AA | 684 | 410,000.00 | 410000 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116280 | 0074269390 | CYNTHIA M GOFF | 300 VINTAGE GLEN COURT | SANTA ROSA | CA | 95403 | OWNER-OCC | SFR | 360 | 57.35 | 57.35 | 6.50 | 04/01/03 | 03/01/33 | 1,232.53 | 195,000.00 | 195,000.00 | 194,823.72 | ARM | 5.750 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.500 | Stated | A- | 538 | 340,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116298 | 0074269408 | JACK WINEMILLER | 2322 VINTAGE DRIVE | COLORADO SPRINGS | CO | 80920 | OWNER-OCC | SFR | 360 | 81.22 | 81.22 | 8.95 | 04/01/03 | 03/01/33 | 1,281.65 | 160,000.00 | 160,000.00 | 159,911.68 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.950 | Limited | A- | 560 | 197,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116397 | 0074269507 | CHARLES S PENDERGRASS | 5840 BALDWIN AVENUE | NEWARK | NJ | 7108 | OWNER-OCC | 2-4 UNITS | 360 | 53.57 | 53.57 | 9.00 | 04/01/03 | 03/01/33 | 603.47 | 75,000.00 | 74,959.03 | 74,959.03 | ARM | 6.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.000 | Stated | A- | 521 | 140,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5116581 | 0074269671 | MARY E BARNES | 7012 LYNDALE CIRCLE | ELK GROVE | CA | 95758 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 6.95 | 03/01/03 | 02/01/33 | 1,540.89 | 232,750.00 | 232,383.52 | 232,383.52 | ARM | 4.250 | 12.950 | 6.950 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.950 | Full | AA | 621 | 245,000.00 | 0 | 1 | 2/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5116637 | 0074269747 | JORGE M VIVANCO | 4408 KANO DRIVE | FORT COLLINS | CO | 80528 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.99 | 04/01/03 | 03/01/33 | 1,664.08 | 207,000.00 | 206,886.70 | 206,886.70 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.990 | Full | A- | 561 | 230,000.00 | 0.00 | 1 | 3/4/2003 | 359 | 04/01/03 | Group I | | | N |
| 5116660 | 0074269762 | NICK WRIGHT | 201 FM 69 | SULPHUR SPRINGS | TX | 75482 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.20 | 04/01/03 | 03/01/33 | 879.92 | 90,950.00 | 90,950.00 | 90,918.95 | ARM | 5.750 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | PURCHASE | 11.200 | Full | B | 0 | 112,000.00 | 107,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116678 | 0074269770 | TERRY B JOHNSON | 8131 WATER WORKS RD | MARYSVILLE | WA | 98271 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 8.75 | 04/01/03 | 03/01/33 | 1,120.27 | 142,400.00 | 142,400.00 | 142,318.06 | ARM | 6.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | PURCHASE | 8.750 | Stated | B- | 548 | 178,000.00 | 178,000.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5116751 | 0074269853 | MICHAEL J CLOTHIER | 25312 145TH STREET SE | MONROE | WA | 98272 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/33 | 1,240.20 | 180,900.00 | 180,900.00 | 180,760.28 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.300 | Stated | AA | 654 | 201,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 5117031 | 0074270133 | KEVIN W MAY | 34 W SALISBURY STREET | WILLIAMSPORT | MD | 21795 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.70 | 04/01/03 | 03/01/33 | 988.75 | 126,000.00 | 125,926.75 | 125,926.75 | ARM | 4.990 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.700 | Full | A | 608 | 140,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5117189 | 0074270273 | YONG C LEE | 12627 22ND AVENUE SOUTH | SEATTLE | WA | 98168 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.00 | 04/01/03 | 03/01/33 | 1,019.24 | 170,000.00 | 169,830.76 | 169,830.76 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.000 | Stated | AA | 645 | 200,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5117288 | 0074270384 | SHAYNE M GOODRUM | 2657 HENLEY DRIVE | ROUND ROCK | TX | 78681 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.75 | 04/01/03 | 03/01/33 | 2,278.48 | 265,200.00 | 265,200.00 | 265,076.27 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.750 | Full | B- | 504 | 312,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117304 | 0074270380 | RICHARD A PEREZ | 65 EMORY ST | BROCKTON | MA | 2301 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 1,686.58 | 201,450.00 | 201,450.00 | 201,349.86 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | A- | 531 | 237,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117381 | 0074270448 | CHARISMA CABAL | 721 S HAYWARD ST 10 | ANAHEIM | CA | 92804 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 478.84 | 44,000.00 | 44,000.00 | 43,953.99 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 653 | 220,000.00 | 220,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 5117403 | 0074270489 | JAMES D MOORE | 1307 S DIVISADERO STREET | VISALIA | CA | 93277 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.30 | 04/01/03 | 03/01/33 | 815.17 | 108,000.00 | 108,000.00 | 107,931.83 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.300 | Full | B | 594 | 135,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117411 | 0074270497 | REZA MAHDAVIEH | 6240 E ALPINE COURT | ANAHEIM | CA | 92808 | OWNER-OCC | PUD | 240 | 10.00 | 90.00 | 11.75 | 04/01/03 | 03/01/23 | 425.90 | 39,300.00 | 39,300.00 | 39,258.91 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 648 | 395,000.00 | 393,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 5117460 | 0074270547 | JOSE GUERRERO | 6133 SEMINARY AVENUE | OAKLAND | CA | 94605 | OWNER-OCC | 2-4 UNITS | 240 | 15.00 | 95.00 | 10.75 | 04/01/03 | 03/01/23 | 624.37 | 61,500.00 | 61,428.57 | 61,428.57 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 693 | 410,000.00 | 410000 | 2 | 2/19/2003 | 239 | 04/01/03 | Group II | | | N |
| 5117528 | 0074270604 | STEPHEN A SOCORSO | 840 HIGH TEA COURT | FOUNTAIN | CO | 80817 | OWNER-OCC | SFR | 360 | 88.21 | 88.21 | 7.05 | 03/01/03 | 02/01/33 | 1,250.41 | 187,000.00 | 186,848.22 | 186,695.54 | FXD | 0.000 | 7.050 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.050 | Stated | AA | 677 | 212,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | | | N |
| 5117585 | 0074270653 | VIRGINIA EGET | 1488 WOODLAND CT | TRACY | CA | 95376 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 608.36 | 57,960.00 | 57,915.20 | 57,915.20 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 623 | 290,000.00 | 289,800.00 | 2 | 2/14/2003 | 238 | 04/01/03 | Group II | | | N |
| 5117635 | 0074270703 | PETER T LAKE | 5020 RANCH HOLLOW WAY | ANTIOCH | CA | 94531 | OWNER-OCC | SFR | 360 | 73.00 | 73.00 | 7.60 | 04/01/03 | 03/01/33 | 1,932.88 | 273,750.00 | 273,750.00 | 273,550.87 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.600 | Full | A- | 590 | 375,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 5117650 | 0074270728 | JOSE A SANTARELLI | 828 SE 74TH AVENUE | HILLSBORO | OR | 97123 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 373.31 | 36,190.00 | 36,148.13 | 36,148.13 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 673 | 184,000.00 | 180,950.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5117684 | 0074270752 | JANEL CLAVERIA | 12217 SE PETROVITSKY RD | RENTON | WA | 98058 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 385.14 | 35,000.00 | 34,964.57 | 34,964.57 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 614 | 175,000.00 | 175,000.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 5117767 | 0074270810 | KATHRYN LORIA | 1873 NIGHTHAWK CIRCLE | ROSEVILLE | CA | 95661 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 6.85 | 03/01/03 | 02/01/33 | 2,477.68 | 374,300.00 | 373,990.14 | 373,678.49 | ARM | 4.250 | 12.850 | 6.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.850 | Stated | AA | 651 | 394,000.00 | 0.00 | 1 | 3/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117817 | 0074270836 | RICKY HOSKINS | 499 SAM BOWLING RD | MANCHESTER | KY | 40962 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.70 | 04/01/03 | 03/01/33 | 533.83 | 62,400.00 | 62,400.00 | 62,370.58 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | B | 500 | 78,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117858 | 0074270877 | CHRISTIANE SKARADA | 1287 RUDGEAR ROAD | WALNUT CREEK | CA | 94596 | OWNER-OCC | SFR | 360 | 84.38 | 84.38 | 6.65 | 03/01/03 | 02/01/33 | 3,466.82 | 540,000.00 | 539,525.88 | 539,049.13 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 6.650 | Full | AA | 678 | 640,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117874 | 0074270893 | GLORIA PEREZ | 2948 ROSSMORE LANE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.05 | 04/01/03 | 03/01/33 | 2,398.60 | 358,400.00 | 358,109.10 | 358,109.10 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 03/01/05 | PURCHASE | 7.050 | Stated | A | 647 | 448,000.00 | 448,000.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5117916 | 0074270935 | GLORIA PEREZ | 2948 ROSSMORE LANE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 971.01 | 89,600.00 | 89,508.22 | 89,508.22 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A- | 647 | 448,000.00 | 448,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5117999 | 0074271016 | EUGENIA MARTIN | 3719 SEVEN HILLS ROAD | CASTRO VALLEY | CA | 94546 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.45 | 03/01/03 | 02/01/33 | 3,757.29 | 540,000.00 | 539,595.21 | 539,187.81 | ARM | 5.750 | 13.450 | 7.450 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.450 | Full | A- | 566 | 675,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118005 | 0074271024 | MIGUEL A GONZALEZ | 1905 ALPHA WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.25 | 03/01/03 | 02/01/33 | 1,274.54 | 207,000.00 | 206,803.59 | 206,606.14 | ARM | 4.250 | 12.250 | 6.250 | 1 | 1 | 02/01/05 | PURCHASE | 6.250 | Stated | AA | 643 | 230,000.00 | 230000 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118039 | 0074271057 | RENE W VILLEDA | 309 WESTMONT PLACE | SANTA ROSA | CA | 95407 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 531.96 | 52,400.00 | 52,400.00 | 52,337.44 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 722 | 262,000.00 | 262000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5118062 | 0074271081 | ANDREW NORRIS | 1983 N 250 WEST | SUNSET | UT | 84015 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 03/01/03 | 02/01/33 | 908.14 | 103,920.00 | 103,870.00 | 103,826.87 | ARM | 6.750 | 15.950 | 9.950 | 1 | 1 | 02/01/05 | PURCHASE | 9.950 | Stated | A- | 602 | 132,500.00 | 129,900.00 | 1 | 1/28/2003 | 358 | 02/01/03 | Group II | LIBOR | 6 | N |
| 5118070 | 0074271099 | AGOSTINO E GROSSI | 21 MT HAMILTON COURT | CLAYTON | CA | 94517 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 6.60 | 04/01/03 | 03/01/33 | 3,193.30 | 500,000.00 | 500,000.00 | 499,556.70 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 03/01/05 | PURCHASE | 6.600 | Full | A | 634 | 610,000.00 | 600,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118088 | 0074271107 | AGOSTINO E GROSSI | 21 MT HAMILTON COURT | CLAYTON | CA | 94517 | OWNER-OCC | SFR | 240 | 16.67 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 1,049.26 | 100,000.00 | 100,000.00 | 99,888.24 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 634 | 610,000.00 | 600,000.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5118104 | 0074271123 | GERALD L NEUSCHWANGER | 2530 S KNOX COURT | DENVER | CO | 80219 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 03/01/03 | 02/01/33 | 1,355.22 | 156,400.00 | 156,328.58 | 156,256.54 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.850 | Full | B | 528 | 184,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118153 | 0074271149 | GALE WONG | 450 PIGEON POINT ROAD | PESCADERO | CA | 94060 | OWNER-OCC | SFR | 360 | 41.27 | 41.27 | 6.50 | 04/01/03 | 03/01/33 | 4,108.45 | 650,000.00 | 650,000.00 | 649,412.38 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.500 | Stated | A- | 687 | ########## | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group I | | | N |
| 5118245 | 0074271230 | DANIEL J FISHER | 1506 KOOSER RD | SAN JOSE | CA | 95118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.05 | 04/01/03 | 03/01/33 | 2,674.66 | 400,000.00 | 400,000.00 | 399,675.34 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.050 | Stated | A | 644 | 500,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118260 | 0074271255 | MARK A LAMAS | 2318 PINE STREET | PUEBLO | CO | 81004 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.85 | 04/01/03 | 03/01/33 | 545.04 | 62,900.00 | 62,900.00 | 62,871.26 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Full | B | 624 | 74,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118345 | 0074271370 | BROOKS E PARNELL | 2420 S SYCAMORE AVE | PAHRUMP | NV | 89048 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.50 | 04/01/03 | 03/01/18 | 258.97 | 24,800.00 | 24,737.38 | 24,737.38 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE | 9.500 | Full | A | 680 | 133,000.00 | 124,000.00 | 2 | 2/24/2003 | 179 | 04/01/03 | Group II | | | N |
| 5118401 | 0074271396 | KARIN RITTENBERG | 1301 CLAY STREET NO. 3 | SAN FRANCISCO | CA | 94109 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 6.60 | 04/01/03 | 03/01/33 | 4,082.31 | 639,200.00 | 639,200.00 | 638,633.29 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 03/01/05 | PURCHASE | 6.600 | Full | A | 619 | 799,000.00 | 799000 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118435 | 0074271420 | ERIN FERGUSON | 7715 STEPHAN COURT | GILROY | CA | 95020 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.10 | 03/01/03 | 02/01/33 | 2,171.89 | 358,400.00 | 357,698.18 | 357,698.18 | ARM | 4.990 | 12.100 | 6.100 | 1 | 1 | 02/01/05 | PURCHASE | 6.100 | Full | A | 690 | 448,000.00 | 448,000.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5118484 | 0074271479 | MAEZALES RECTOR | 1168 MADERA AVE | MENLO PARK | CA | 94025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.85 | 04/01/03 | 03/01/33 | 2,194.58 | 372,000.00 | 372,000.00 | 371,614.31 | ARM | 4.990 | 11.850 | 5.850 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 5.850 | Full | A- | 596 | 465,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5118518 | 0074271503 | ANTHONY CERDA | 4000 W 5TH ST | SANTA ANA | CA | 92703 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 335.03 | 33,000.00 | 32,960.59 | 32,960.59 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 693 | 165,000.00 | 165,000.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 5118609 | 0074271578 | JANICE BENNETT | 340 NASHOBA AVE | COLUMBUS | OH | 43223 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.55 | 03/01/03 | 02/01/33 | 512.15 | 66,300.00 | 66,220.19 | 66,220.19 | ARM | 4.990 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | PURCHASE | 8.550 | Full | B | 567 | 78,000.00 | 78000 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5118633 | 0074271602 | MARIA CHAVEZ | 2617 CANOKIA COURT | KISSIMMEE | FL | 34741 | 2ND HOME | SFR | 360 | 85.00 | 85.00 | 9.15 | 03/01/03 | 02/01/33 | 2,772.50 | 340,000.00 | 339,820.00 | 339,638.83 | ARM | 4.990 | 15.150 | 9.150 | 1 | 1 | 02/01/05 | PURCHASE | 9.150 | Full | A- | 574 | 400,000.00 | 400000 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118690 | 0074271669 | JAMES DANIELS | 1225 ORONO OAKS DR | LONG LAKE | MN | 55356 | OWNER-OCC | SFR | 180 | 63.56 | 63.56 | 6.00 | 04/01/03 | 03/01/18 | 3,797.36 | 450,000.00 | 450,000.00 | 448,452.84 | FXD | 0.000 | 6.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.000 | Stated | AA | 644 | 708,000.00 | 0.00 | 1 | 2/19/2003 | 179 | 03/01/03 | Group I | | | N |
| 5118724 | 0074271693 | PATSY SHORTER | 2279 TAYLOR AVE | COLUMBUS | OH | 43211 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 03/01/03 | 02/01/33 | 603.70 | 62,400.00 | 62,378.70 | 62,357.20 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 02/01/05 | PURCHASE | 11.200 | Full | B- | 491 | 78,000.00 | 78,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118757 | 0074271727 | STEVEN C WRAY JR | 18 ANTLER LANE | NEW OXFORD | PA | 17350 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.60 | 04/01/03 | 03/01/33 | 690.88 | 89,250.00 | 89,250.00 | 89,222.09 | FXD | 0.000 | 11.600 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.600 | Full | B- | 527 | 105,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | | | N |
| 5118864 | 0074271834 | GREGORY STRANGE | 110 ADENA HILLS | JEFFERSONVILLE | KY | 40337 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.25 | 04/01/03 | 03/01/33 | 552.00 | 61,600.00 | 61,600.00 | 61,574.17 | ARM | 6.750 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | PURCHASE | 10.250 | Full | B- | 512 | 77,000.00 | 77000 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118955 | 0074271925 | JOHN J COCHRAN | 134 PILOT LANE | DANIELS | WV | 25832 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.80 | 04/01/03 | 03/01/33 | 893.03 | 103,500.00 | 103,450.25 | 103,450.25 | ARM | 5.750 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.800 | Full | A- | 543 | 115,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5118971 | 0074271941 | STEPHANIE L TIEFRY | 11581 E RAINTREE DR | SCOTTSDALE | AZ | 85259 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.60 | 03/01/03 | 02/01/33 | 2,143.24 | 303,282.00 | 302,660.60 | 302,660.60 | FXD | 0.000 | 7.600 | 0.000 | 0 | 0 | | PURCHASE | 7.600 | Stated | AA | 658 | 338,000.00 | 336,981.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | | | N |
| 5119045 | 0074272014 | MICHAEL SOMRAK | 102 STARGATE DRIVE | MADISON | AL | 35758 | OWNER-OCC | SFR | 360 | 88.09 | 88.09 | 9.30 | 04/01/03 | 03/01/33 | 3,078.80 | 372,600.00 | 372,600.00 | 372,408.85 | ARM | 5.750 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.300 | Full | A- | 493 | 423,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119086 | 0074272055 | BENJAMIN A SANCHEZ | 3863 BONITA VIEW DRIVE | BONITA | CA | 91902 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.88 | 03/01/03 | 02/01/33 | 2,268.76 | 383,200.00 | 382,809.30 | 382,416.69 | ARM | 4.250 | 11.875 | 5.875 | 1 | 1 | 02/01/05 | PURCHASE | 5.875 | Stated | AA | 657 | 480,000.00 | 479000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119102 | 0074272071 | LORI L RUESCH | 3076 BOLANDRA STREET | LAS VEGAS | NV | 89147 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.40 | 04/01/03 | 03/01/33 | 1,371.07 | 190,800.00 | 190,800.00 | 190,655.53 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.400 | Stated | AA | 658 | 212,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group I | | | N |
| 5119136 | 0074272105 | PHILLIP HEAD | 3238 CARTHEGENA | GALVESTON | TX | 77554 | OWNER-OCC | SFR | 360 | 79.79 | 79.79 | 8.85 | 04/01/03 | 03/01/33 | 3,652.68 | 456,000.00 | 456,000.00 | 455,746.31 | FXD | 0.000 | 8.850 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.850 | Stated | A- | 580 | 571,500.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5119219 | 0074272170 | VINCENT B AVILA | 420 W MCNEIL STREET | PHOENIX | AZ | 85041 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.40 | 04/01/03 | 03/01/33 | 817.48 | 90,100.00 | 90,100.00 | 90,063.41 | ARM | 6.250 | 16.400 | 10.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.400 | Full | B- | 537 | 106,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119359 | 0074272311 | THOMAS J WELSH | 1150 PALMETTO DRIVE | HUBBARD | OH | 44425 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 1,494.42 | 178,500.00 | 178,500.00 | 178,411.27 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | B | 494 | 210,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119375 | 0074272337 | GERALD OATES | 4350 WHITNEY DRIVE | SAN BERNARDINO | CA | 92407 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.35 | 03/01/03 | 02/01/33 | 785.43 | 114,000.00 | 113,825.11 | 113,825.11 | ARM | 4.750 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | PURCHASE | 7.350 | Stated | AA | 649 | 130,000.00 | 120,000.00 | 1 | 2/6/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5119391 | 0074272352 | MARIA GRAMLES | 12 HOLLYOAK AVE | EAST HAMPTON | NY | 11937 | NON OWNER | SFR | 360 | 63.06 | 63.06 | 9.65 | 04/01/03 | 03/01/33 | 2,981.38 | 350,000.00 | 350,000.00 | 349,833.20 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.650 | Stated | A- | 561 | 555,000.00 | 0.00 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119474 | 0074272436 | MARTIN REYNA | 2806 LAKE OAK ST | SAN ANTONIO | TX | 78222 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.20 | 04/01/03 | 03/01/33 | 580.48 | 60,000.00 | 60,000.00 | 59,979.52 | FXD | 0.000 | 11.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 11.200 | Full | B- | 474 | 80,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group I | | | N |
| 5119585 | 0074272527 | WENDELL D ALLEN | 1004 SHELBY ST | EDINBURGH | IN | 46124 | OWNER-OCC | SFR | 360 | 58.33 | 58.33 | 10.80 | 04/01/03 | 03/01/33 | 327.78 | 35,000.00 | 35,000.00 | 34,986.39 | ARM | 6.750 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.800 | Full | B | 550 | 60,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119680 | 0074272642 | BRIAN CARLEY | 26788 145TH STREET | ZIMMERMAN | MN | 55398 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.90 | 04/01/03 | 03/01/33 | 6,541.25 | 900,000.00 | 900,000.00 | 899,383.75 | ARM | 4.990 | 13.900 | 7.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.900 | Stated | A- | 588 | ########## | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119714 | 0074272675 | JENNIFER THOMPSON | 4007 SHAWNEE CIRCLE | BRYAN | TX | 77802 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.55 | 04/01/03 | 03/01/33 | 623.79 | 67,915.00 | 67,915.00 | 67,888.30 | ARM | 5.990 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | PURCHASE | 10.550 | Full | B | 630 | 80,000.00 | 79,900.00 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119722 | 0074272683 | CAROLYN S MORGAN | 5457 HAUGHN ROAD | GROVE CITY | OH | 43123 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 1,422.48 | 153,000.00 | 153,000.00 | 152,941.77 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | B- | 498 | 180,000.00 | 0.00 | 1 | 2/8/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119755 | 0074272717 | PATRICIA SHAW | 209 WALNUT ST | ROSEVILLE | CA | 95678 | OWNER-OCC | SFR | 360 | 67.02 | 67.02 | 10.60 | 04/01/03 | 03/01/33 | 1,162.01 | 126,000.00 | 125,950.99 | 125,950.99 | ARM | 6.250 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.600 | Full | B- | 545 | 188,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5119771 | 0074272733 | DONALD A DUDLEY | 28467 SYCAMORE DRIVE | HIGHLAND | CA | 92346 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.55 | 03/01/03 | 02/01/33 | 1,247.83 | 161,500.00 | 161,403.16 | 161,305.63 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.550 | Full | B | 571 | 190,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119847 | 0074272808 | HARRY O BALLARD | 423 E THURMAN RD | NEW BERN | NC | 28560 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.49 | 03/01/03 | 02/01/33 | 526.26 | 57,800.00 | 57,776.90 | 57,753.76 | ARM | 4.990 | 16.490 | 10.490 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.490 | Full | B | 502 | 68,000.00 | 0 | 1 | 2/10/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119854 | 0074272818 | MARY B KROLL | 57 LAKE FOREST PKWY E. | LANCASTER | NY | 14086 | OWNER-OCC | SFR | 360 | 83.51 | 83.51 | 10.75 | 04/01/03 | 03/01/33 | 1,465.57 | 157,000.00 | 157,000.00 | 156,940.89 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.750 | Full | B- | 505 | 188,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5119862 | 0074272824 | KRISTY A W DEBNAM | 125 LAKESIDE DRIVE | WEST MONROE | LA | 71291 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 04/01/03 | 03/01/33 | 470.11 | 46,750.00 | 46,735.70 | 46,735.70 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 491 | 55,000.00 | 0 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5119987 | 0074272949 | MICHAEL T SCANLAN | 171 LA VERNE AVE | LONG BEACH | CA | 90803 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.80 | 03/01/03 | 02/01/33 | 3,969.02 | 460,000.00 | 459,573.58 | 459,573.58 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.800 | Full | C | 540 | 575,000.00 | 0 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5120021 | 0074272984 | JOSEPH E LATORRE | 1719 SURREY TR | WIMAUMA | FL | 33598 | OWNER-OCC | PUD | 360 | 84.47 | 84.47 | 7.20 | 03/01/03 | 02/01/33 | 1,089.48 | 160,500.00 | 160,373.54 | 160,246.32 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.200 | Stated | AA | 648 | 190,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | | | N |
| 5120019 | 0074272972 | JAMES P SIMEX | 30183 BRIDLEGATE DRIVE | BULVERDE | TX | 78163 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 9.65 | 04/01/03 | 03/01/33 | 2,596.35 | 304,800.00 | 304,800.00 | 304,654.75 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.650 | Stated | A- | 578 | 381,000.00 | 0 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120068 | 0074273020 | ALLEN HANEFELD | 13835 SCARSDALE DRIVE | SAN ANTONIO | TX | 78217 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/18 | 272.80 | 25,400.00 | 25,338.68 | 25,338.68 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 632 | 130,000.00 | 127,000.00 | 2 | 2/13/2003 | 179 | 04/01/03 | Group II | | | N |
| 5120175 | 0074273137 | HATTIE JONES | 2364 LINDEN AVE | COLUMBUS | OH | 43211 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 | 04/01/03 | 03/01/33 | 553.70 | 63,900.00 | 63,900.00 | 63,870.81 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Full | A- | 518 | 71,000.00 | 0 | 1 | 2/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120290 | 0074273251 | LAURA BILLS | 606 E ROOSEVELT | WHITNEY | TX | 76692 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 96.44 | 10,000.00 | 10,000.00 | 9,986.81 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Stated | A | 690 | 50,000.00 | 50,000.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group I | | | N |
| 5120381 | 0074273343 | CALEB TECTOR | 288 MAPLE ROAD | NEWBURY PARK | CA | 91320 | OWNER-OCC | SFR | 240 | 19.97 | 99.65 | 10.75 | 04/01/03 | 03/01/23 | 667.01 | 65,700.00 | 65,621.55 | 65,621.55 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 705 | 329,000.00 | 329,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group I | | | N |
| 5120458 | 0074273418 | CEDRIC H LESTER | 2909 S COUNTRY CLUB ROAD | GARLAND | TX | 75043 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.60 | 03/01/03 | 02/01/33 | 1,424.91 | 168,000.00 | 167,919.09 | 167,837.53 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.600 | Stated | B | 573 | 240,000.00 | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120464 | 0074273426 | JANETTE PRECIADO | 4313 FERNWOOD AVENUE | LYNWOOD | CA | 90262 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 341.47 | 36,000.00 | 36,000.00 | 35,951.03 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 742 | 180,000.00 | 180,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group I | | | N |
| 5120498 | 0074273458 | BETTY BURLESON | 8408 VIRGO LANE | AUSTIN | TX | 78724 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.55 | 04/01/03 | 03/01/33 | 647.51 | 60,450.00 | 60,450.00 | 60,434.70 | ARM | 5.990 | 18.550 | 12.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.550 | Stated | B | 502 | 93,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120571 | 0074273533 | JAIME BUSTAMANTE | 10662 CUMNOCK PLACE | LOS ANGELES | CA | 91326 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.25 | 03/01/03 | 02/01/33 | 2,758.41 | 448,000.00 | 447,574.92 | 447,147.63 | ARM | 4.990 | 12.250 | 6.250 | 1 | 1 | 02/01/05 | PURCHASE | 6.250 | Full | A | 663 | 560,000.00 | 560000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120639 | 0074273590 | SAM MCMILLAN | 301 CEDAR DRIVE | STATELINE | NV | 89449 | 2ND HOME | SFR | 360 | 82.76 | 82.76 | 8.38 | 04/01/03 | 03/01/33 | 4,560.44 | 600,000.00 | 600,000.00 | 599,627.06 | ARM | 5.750 | 14.375 | 8.375 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.375 | Full | A- | 567 | 725,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120654 | 0074273618 | JOSEPHINE CHRISTOPHER | 800 W LAUREL STREET | COMPTON | CA | 90220 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.90 | 04/01/03 | 03/01/33 | 1,370.58 | 157,500.00 | 157,357.05 | 157,428.82 | ARM | 5.750 | 15.900 | 9.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.900 | Full | A- | 480 | 175,000.00 | 0 | 1 | 2/21/2003 | 359 | 05/01/03 | Group II | LIBOR | 6 | N |
| 5094073 | 0074273657 | LORIN J GIACOMETTI | 853 SANTA DOROTEA CIR | ROHNERT PARK | CA | 94928 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 | 04/01/03 | 03/01/33 | 2,667.34 | 405,000.00 | 405,000.00 | 404,661.41 | FXD | 0.000 | 6.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.900 | Full | A | 660 | 450,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | | | N |
| 5117205 | 0074273673 | AMANDA J BRUMMER | 20439 1ST PLACE SOUTH | DES MOINES | WA | 98198 | OWNER-OCC | SFR | 360 | 74.78 | 74.78 | 10.25 | 04/01/03 | 03/01/33 | 1,541.30 | 172,000.00 | 172,000.00 | 171,927.87 | ARM | 6.750 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.250 | Full | B- | 496 | 230,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5117551 | 0074273681 | CRAIG M KINNAMAN | 37 WHITEFISH DRIVE | BIG SKY | MT | 59716 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.80 | 04/01/03 | 03/01/33 | 1,984.51 | 230,000.00 | 229,893.82 | 229,893.82 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | PURCHASE | 9.800 | Full | C | 619 | 270,000.00 | 287500 | 1 | 2/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5118138 | 0074273749 | CURTIS MCCLENDON | 1037 SOUTH PROSPECT ST | TACOMA | WA | 98405 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.10 | 04/01/03 | 03/01/33 | 881.18 | 118,957.00 | 118,957.00 | 118,878.78 | ARM | 5.990 | 14.100 | 8.100 | 1 | 1 | 03/01/05 | PURCHASE | 8.100 | Full | B | 521 | 140,000.00 | 139,950.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5118534 | 0074273764 | MARK SHOW | 244 S OLD COUNTRY RD | STOCKTON | UT | 84071 | NON OWNER | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.30 | 04/01/03 | 03/01/33 | 695.34 | 84,150.00 | 84,150.00 | 84,106.82 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | PURCHASE | 9.300 | Full | B | 630 | 99,000.00 | 99,000.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120688 | 0074273798 | BA T NGUYEN | 29-31 BIRCH ROAD | WATERTOWN | MA | 2472 | OWNER-OCC | 2-4 UNITS | 360 | 68.80 | 68.80 | 6.88 | 04/01/03 | 03/01/33 | 3,005.45 | 457,500.00 | 457,500.00 | 457,115.64 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Stated | AA | 708 | 665,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 5120720 | 0074273830 | MARK E SNOW | 214 S 900 WEST | TOOELE | UT | 84074 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 8.30 | 04/01/03 | 03/01/33 | 778.94 | 103,200.00 | 103,200.00 | 103,134.86 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.300 | Full | B | 630 | 129,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120746 | 0074273855 | MARK MOSS | 419 W WALL | WORDEN | IL | 62097 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 04/01/03 | 03/01/33 | 443.76 | 65,700.00 | 65,647.71 | 65,647.71 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.150 | Stated | AA | 651 | 73,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5120753 | 0074273863 | DOREL PARASCHIVU | 4040 N TROY ST | CHICAGO | IL | 60659 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 9.65 | 04/01/03 | 03/01/33 | 912.30 | 107,100.00 | 107,100.00 | 107,048.96 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.650 | Stated | A- | 538 | 126,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |




Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)641-6370 x.7281
nam.dang@wamu.net

*LONG BEACH MORTGAGE COMPANY*

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PPP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5841 | | | | | | | | | | | | 8.267 | | | | 227,853,520.25 | 226,895,587.98 | 226,370,950.24 | | | | | | | | | | | | | | | | | 349.63 | | | | | |
| 5120779 | 0074273889 | PATRICIA STRINGER | 1348 DUHAD AVE | OPALOCKA | FL | 33054 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 03/01/03 | 02/01/33 | 604.70 | 84,000.00 | 83,941.28 | 83,883.20 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 02/01/05 | PURCHASE | 7.800 | Full | B | 488 | 105,000.00 | 105,000.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5120820 | 0074273839 | GAYNELL B COULTER | 7330 EMORY OAK LANE | DALLAS | TX | 75249 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.35 | 03/01/03 | 02/01/33 | 844.61 | 80,000.00 | 79,957.43 | 79,957.43 | ARM | 6.250 | 18.350 | 12.350 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 12.350 | Full | B- | 485 | 100,000.00 | 0.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5121090 | 0074274206 | CAROLYN WILLIAMS | 12818 THORNHURST AVE | GARFIELD HEIGHTS | OH | 44105 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 04/01/03 | 03/01/33 | 676.27 | 79,050.00 | 79,050.00 | 79,012.72 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | PURCHASE | 9.700 | Full | A- | 491 | 93,000.00 | 83000 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121132 | 0074274242 | DARNE L DUCKETT | 8848 BERNHARDT DRIVE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 360 | 88.71 | 88.71 | 7.30 | 04/01/03 | 03/01/33 | 1,885.33 | 275,000.00 | 275,000.00 | 274,787.59 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.300 | Stated | AA | 852 | 310,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | | | N |
| 5121155 | 0074274275 | MICHELLE L EVANS | 11528 RAYMOND AVENUE | ST LOUIS | MO | 63138 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 04/01/03 | 03/01/33 | 902.79 | 112,200.00 | 112,200.00 | 112,134.71 | ARM | 6.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | PURCHASE | 9.000 | Full | A- | 530 | 132,000.00 | 132,000.00 | 1 | 2/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121181 | 0074274281 | STEPHEN B JAMISON | 14 FULLER FARMS RD | TOPSFIELD | MA | 01983 | OWNER-OCC | SFR | 360 | 61.82 | 61.82 | 8.35 | 04/01/03 | 03/01/33 | 4,509.05 | 681,500.00 | 681,500.00 | 681,199.72 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.350 | Full | B | 521 | 960,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121215 | 0074274335 | VALRIE I RUTHERFORD | 46 ACACIA AVE | HEMPSTEAD | NY | 11550 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.88 | 04/01/03 | 03/01/33 | 1,088.43 | 184,000.00 | 184,000.00 | 183,812.60 | FXD | 0.000 | 5.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 5.875 | Stated | AA | 692 | 230,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 5121363 | 0074274473 | CARL SMITH | 100 VISCOUNT LN | CLINTON | TN | 37716 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 10.75 | 04/01/03 | 03/01/33 | 468.15 | 50,150.00 | 50,150.00 | 50,131.11 | ARM | 5.990 | 16.750 | 10.750 | 1 | 1 | 03/01/05 | PURCHASE | 10.750 | Full | B | 555 | 59,000.00 | 59,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121421 | 0074274523 | LYNETTE M BLACK | 6478 PARKVIEW LANE | OMAHA | NE | 68104 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 845.58 | 90,950.00 | 90,950.00 | 90,915.38 | ARM | 6.750 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | A- | 511 | 107,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121447 | 0074274549 | BERTHA MEJIA | 5634 MAGNES STREET | SAN ANTONIO | TX | 78227 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 7.05 | 04/01/03 | 03/01/18 | 440.00 | 48,800.00 | 48,800.00 | 48,648.70 | FXD | 0.000 | 7.050 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.050 | Full | A- | 620 | 61,000.00 | 0.00 | 1 | 2/14/2003 | 179 | 03/01/03 | Group II | | | N |
| 5121470 | 0074274572 | NEIL C JOHNSON JR | 3148 4TH STREET | SPARKS | NV | 89431 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.30 | 04/01/03 | 03/01/33 | 818.84 | 91,000.00 | 91,000.00 | 90,962.24 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.300 | Stated | B | 484 | 130,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121504 | 0074274606 | CHESTER POWERS | 767-769 SUNSET AVENUE | PASADENA | CA | 91103 | OWNER-OCC | 2-4 UNITS | 360 | 50.86 | 50.86 | 8.70 | 04/01/03 | 03/01/33 | 1,393.96 | 178,000.00 | 178,000.00 | 177,896.52 | ARM | 6.250 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.700 | Full | B | 518 | 350,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121570 | 0074274671 | VIRGIL W BROOKS | 2073 FM 477 | SEGUIN | TX | 78155 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.35 | 04/01/03 | 03/01/33 | 1,174.01 | 170,400.00 | 170,400.00 | 170,269.69 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.350 | Full | A | 721 | 213,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 5121660 | 0074274762 | ALICE M WELSH | 6412 MIDWAY DRIVE | NORMAN | OK | 73072 | OWNER-OCC | SFR | 360 | 60.66 | 60.66 | 10.90 | 04/01/03 | 03/01/33 | 647.85 | 68,550.00 | 68,550.00 | 68,525.01 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 642 | 113,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121744 | 0074274846 | CHARLES POTTER | 3583 HAWTHORNE RD | POCATELLO | ID | 83202 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 04/01/03 | 03/01/33 | 371.89 | 40,000.00 | 40,000.00 | 39,984.78 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | PURCHASE | 10.700 | Full | B- | 451 | 84,000.00 | 50000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5121827 | 0074274929 | NICHOLAS K VANMETER | 2109 E 60TH ST | TACOMA | WA | 98404 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 212.38 | 19,300.00 | 19,300.00 | 19,280.46 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 606 | 107,000.00 | 96,500.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 5121850 | 0074274952 | MAURICIO RODRIGUEZ | 16417 73RD AVE CT E | PUYALLUP | WA | 98375 | OWNER-OCC | SFR | 360 | 84.65 | 84.65 | 6.50 | 04/01/03 | 03/01/33 | 989.82 | 156,600.00 | 156,600.00 | 156,458.43 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.500 | Stated | AA | 641 | 185,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5121983 | 0074275082 | KENNETH L SLOAN | 6700 SALEM AVENUE NE | ALBUQUERQUE | NM | 87111 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.90 | 03/01/03 | 02/01/33 | 768.76 | 75,400.00 | 75,355.86 | 75,355.86 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 02/01/05 | PURCHASE | 11.900 | Full | D | 636 | 116,000.00 | 116,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5122098 | 0074275173 | PATRICK MURRAY | 91481 LEWIS AND CLARK RD | ASTORIA | OR | 97103 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 314.73 | 31,000.00 | 31,000.00 | 30,962.71 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 744 | 156,000.00 | 155000 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 5122116 | 0074275199 | THOMAS NIEDERREUTHER | 405 SUMMIT DRIVE | CORTE MADERA | CA | 94925 | OWNER-OCC | SFR | 360 | 68.75 | 68.75 | 7.50 | 04/01/03 | 03/01/33 | 5,768.52 | 825,000.00 | 825,000.00 | 824,387.73 | ARM | 4.990 | 13.500 | 7.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.500 | Full | A- | 645 | ######### | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122189 | 0074275264 | DANIEL DUPONT | 1135 PRINCE CHARLES CT | MERCED | CA | 95348 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 6.95 | 03/01/03 | 02/01/33 | 2,521.70 | 380,950.00 | 380,633.27 | 380,318.02 | ARM | 4.250 | 12.950 | 6.950 | 1 | 1 | 02/01/05 | PURCHASE | 6.950 | Full | AA | 652 | 401,000.00 | 401000 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122205 | 0074275280 | JERRY G ALMANZA | 6524 MORRILL AVENUE | WHITTIER | CA | 90606 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 495.03 | 48,760.00 | 48,760.00 | 48,701.78 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 697 | 244,000.00 | 243,800.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group I | | | N |
| 5122264 | 0074275348 | RENEE TUCKER | 3074 BROADMOOR VIEW | OAKLAND | CA | 94605 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.25 | 04/01/03 | 03/01/33 | 2,214.72 | 372,000.00 | 372,000.00 | 371,653.78 | ARM | 5.990 | 12.350 | 6.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.350 | Full | B | 616 | 465,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122298 | 0074275371 | DERHONDE WILLIAMS | 1438 YARMOUTH AVE | CINCINNATI | OH | 45237 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.15 | 03/01/03 | 02/01/33 | 621.18 | 69,900.00 | 69,900.00 | 69,870.06 | ARM | 6.250 | 16.150 | 10.150 | 1 | 1 | 03/01/05 | PURCHASE | 10.150 | Full | B- | 551 | 94,000.00 | 87375 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122312 | 0074275397 | CHAD KLEBER | 11319 FOLEY RD | FENTON | MI | 48430 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 682.02 | 65,000.00 | 64,827.36 | 64,827.36 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Stated | A | 643 | 325,000.00 | 325000 | 2 | 3/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 5122387 | 0074275451 | WILLIAM A ESTRADA | 4051 LEXINGTON COURT | PALMDALE | CA | 93552 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 | 10.45 | 04/01/03 | 03/01/33 | 1,075.01 | 118,200.00 | 118,200.00 | 118,152.52 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | PURCHASE | 10.450 | Stated | B- | 492 | 197,000.00 | 197000 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122395 | 0074275470 | ANDREW BANKS JR | 309 BLACKFOOT DRIVE | HARKER HEIGHTS | TX | 76548 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.80 | 04/01/03 | 03/01/33 | 892.28 | 95,200.00 | 95,164.54 | 95,164.54 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | PURCHASE | 10.800 | Full | B | 558 | 112,000.00 | 112,000.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5122437 | 0074275512 | MARIA L GUTIERREZ | 8408 CROWN WOODS DRIVE | LAREDO | TX | 78045 | OWNER-OCC | SFR | 360 | 72.00 | 72.00 | 10.95 | 03/01/03 | 02/01/33 | 1,202.28 | 126,750.00 | 126,750.00 | 126,650.19 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.950 | Stated | B | 567 | 195,500.00 | 0.00 | 1 | 2/6/2003 | 358 | 02/01/03 | Group I | | | N |
| 5122452 | 0074275538 | DEBORAH K BROWN | 3413 ZION CANYON COURT | PLEASANTON | CA | 94566 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.75 | 04/01/03 | 03/01/33 | 2,284.27 | 388,000.00 | 388,000.00 | 387,594.90 | FXD | 0.000 | 5.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 5.750 | Full | AA | 644 | 485,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 5122502 | 0074275587 | WANDA C ANASTASIO | 309 GRANITE PLACE | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.25 | 04/01/03 | 03/01/33 | 2,251.48 | 251,250.00 | 251,250.00 | 251,144.63 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.250 | Stated | B | 498 | 335,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122510 | 0074275595 | CUAUHTEMOC CERVANTES | 3671 YEW TREE COURT | SAN JOSE | CA | 95111 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 588.64 | 58,000.00 | 58,000.00 | 57,930.74 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 702 | 290,000.00 | 290,000.00 | 2 | 2/12/2003 | 239 | 03/01/03 | Group II | | | N |
| 5122835 | 0074275710 | GABRIEL GARCIA JR | 15247 3RD STREET | DELHI | CA | 95315 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.55 | 04/01/03 | 03/01/33 | 1,606.72 | 208,000.00 | 208,000.00 | 207,875.28 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B | 590 | 260,000.00 | 0 | 1 | 3/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5122837 | 0074275900 | ERNESTO ALVAREZ | 1656 TAMPA WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.00 | 04/01/03 | 03/01/33 | 2,150.58 | 358,700.00 | 358,700.00 | 358,342.91 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.000 | Stated | AA | 747 | 422,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5122846 | 0074275976 | PETER T ZACHARKO | 601 N TRUMBULL | BAY CITY | MI | 48708 | OWNER-OCC | SFR | 360 | 84.24 | 84.24 | 10.95 | 04/01/03 | 03/01/33 | 719.19 | 75,820.00 | 75,820.00 | 75,711.86 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | PURCHASE | 10.950 | Full | B- | 492 | 90,000.00 | 82000 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5122868 | 0074275883 | JESSIE P FOSTER | 38 14TH AVENUE SW | BIRMINGHAM | AL | 35211 | OWNER-OCC | SFR | 360 | 71.83 | 71.83 | 8.25 | 03/01/03 | 02/01/33 | 383.15 | 51,000.00 | 50,967.48 | 50,934.73 | ARM | 6.750 | 14.250 | 8.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 8.250 | Stated | A- | 576 | 71,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123013 | 0074276080 | DAVID K EARY | 2817 ROCKRIDGE DR | PLEASANT HILL | CA | 94523 | OWNER-OCC | SFR | 360 | 87.78 | 87.78 | 6.85 | 04/01/03 | 03/01/33 | 3,081.43 | 480,000.00 | 480,000.00 | 479,578.57 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.850 | Full | A | 642 | 547,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123163 | 0074276221 | KERRY LIVINGSTON | 618 W OAK DRIVE N | ALEDO | TX | 76008 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.05 | 04/01/03 | 03/01/33 | 712.66 | 88,200.00 | 88,200.00 | 88,152.32 | ARM | 6.750 | 15.050 | 9.050 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.050 | Full | A- | 598 | 88,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123349 | 0074276437 | AMBER HAAS | 39994 FOREST ROAD | BIG BEAR CITY | CA | 92315 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 11.50 | 04/01/03 | 03/01/33 | 2,426.21 | 245,000.00 | 245,000.00 | 244,921.70 | ARM | 6.250 | 17.500 | 11.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.500 | Stated | B- | 483 | 350,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123421 | 0074276476 | PERRY MARKER | 4422 BLUFFVIEW BLVD | DALLAS | TX | 75209 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.38 | 03/01/03 | 02/01/33 | 5,738.91 | 620,000.00 | 619,147.88 | 618,291.25 | ARM | 4.990 | 12.375 | 6.375 | 3 | 1 | 02/01/06 | REFI-CASHOUT | 6.375 | Full | A | 687 | ######### | 0 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123500 | 0074278577 | ROBERT K BLACKBURN | 68738-68738 BAIRD AVENUE | LOS ANGELES | CA | 91324 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 587.59 | 56,000.00 | 56,000.00 | 55,837.41 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 636 | 280,000.00 | 280,000.00 | 2 | 2/12/2003 | 239 | 03/01/03 | Group II | | | N |
| 5123633 | 0074278700 | FELICE J MATTHEWS | 7443 W WASHINGTON ST U 506 | FOREST PARK | IL | 60130 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 9.80 | 04/01/03 | 03/01/33 | 830.91 | 96,300.00 | 96,300.00 | 96,255.54 | ARM | 6.750 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.800 | Full | A- | 487 | 107,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123841 | 0074276718 | RONNIE E HARRIS | 2101 OLD BIRMINGHAM HWY | JASPER | AL | 35501 | OWNER-OCC | SFR | 360 | 78.95 | 78.95 | 10.30 | 04/01/03 | 03/01/33 | 1,079.79 | 120,000.00 | 119,950.21 | 119,950.21 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.300 | Full | B | 522 | 152,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5123682 | 0074276758 | ROBIN L LAZARO | 2087 LINCOLN ROAD | MEDWAY | OH | 45341 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 04/01/03 | 03/01/33 | 701.46 | 73,950.00 | 73,923.33 | 73,923.33 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 445 | 87,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5123773 | 0074278841 | EARNEST LONGSTREET | 913 N HAMLIN AVE | CHICAGO | IL | 60651 | OWNER-OCC | 2-4 UNITS | 360 | 64.40 | 64.40 | 10.50 | 04/01/03 | 03/01/33 | 1,472.74 | 161,000.00 | 161,000.00 | 160,936.01 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.500 | Stated | B- | 507 | 250,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123815 | 0074276882 | JOANNE LOVEDAY | 12407 HAZYGLEN DR | HOUSTON | TX | 77062 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.60 | 04/01/03 | 03/01/33 | 1,446.05 | 156,800.00 | 156,800.00 | 156,739.02 | ARM | 5.750 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.600 | Full | A- | 507 | 196,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123831 | 0074276890 | CORNELL L DANIELS | 1653 WEST 74TH STREET | LOS ANGELES | CA | 90047 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 03/01/03 | 02/01/33 | 1,592.91 | 178,500.00 | 178,348.04 | 178,348.04 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.200 | Full | A- | 616 | 210,000.00 | 0 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5123922 | 0074278998 | STELLA DIAZ | 779 H H ST | SAN BERNARDINO | CA | 92410 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 8.40 | 03/01/03 | 02/01/33 | 639.95 | 84,000.00 | 83,948.05 | 83,895.74 | ARM | 5.990 | 14.400 | 8.400 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 8.400 | Stated | B | 657 | 120,000.00 | 0 | 1 | 2/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5123963 | 0074277039 | DAVID DORROUGH JR | 6584 FONDER DRIVE | PARKER | CO | 80134 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.85 | 04/01/03 | 03/01/33 | 1,648.40 | 190,250.00 | 190,250.00 | 190,243.06 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | PURCHASE | 9.850 | Full | A- | 507 | 212,000.00 | 211500 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124011 | 0074277088 | DONALD COHEN | 9 POET LANE | EAST SETAUKET | NY | 11733 | OWNER-OCC | SFR | 360 | 78.96 | 78.96 | 6.00 | 04/01/03 | 03/01/33 | 2,958.79 | 493,500.00 | 493,500.00 | 493,008.71 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.000 | Stated | AA | 723 | 625,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124045 | 0074277113 | JAMES D MICHAEL | 3893 SW NORTH STREET | RICHMOND | IN | 47374 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.25 | 04/01/03 | 03/01/33 | 842.09 | 88,700.00 | 88,700.00 | 88,670.72 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.250 | Full | B- | 505 | 102,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124078 | 0074277148 | MARIA DELGADILLO | 14282 SHADYBROOK DRIVE | TUSTIN | CA | 92780 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 787.83 | 75,600.00 | 75,508.73 | 75,508.73 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 721 | 378,000.00 | 378000 | 2 | 2/12/2003 | 239 | 04/01/03 | Group I | | | N |
| 5124128 | 0074277155 | RICHARD S AMATO | 23111 GRIX RD | WOODHAVEN | MI | 48183 | OWNER-OCC | SFR | 360 | 83.33 | 83.33 | 6.50 | 04/01/03 | 03/01/33 | 3,160.35 | 500,000.00 | 499,547.88 | 499,547.88 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.500 | Stated | AA | 843 | 600,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5124144 | 0074277211 | ALFREDO C ABIAN | 15700 FRANKFORT STREET | NORTHRIDGE | CA | 91324 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 704.41 | 65,000.00 | 64,932.03 | 64,932.03 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 657 | 325,000.00 | 325000 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5124169 | 0074277237 | RICARDO CHAVEZ | 1505 DE GAULLE PLACE | EL PASO | TX | 79928 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 12.00 | 04/01/03 | 03/01/33 | 401.18 | 39,000.00 | 38,888.84 | 38,888.84 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.000 | Full | B- | 546 | 52,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | | | N |
| 5124235 | 0074277302 | CURTIS A WOLFE | 3042 ORANGE STREET | COCONUT GROVE | FL | 33133 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 6.35 | 03/01/03 | 02/01/33 | 2,364.50 | 380,000.00 | 379,646.33 | 379,290.79 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 02/01/05 | PURCHASE | 6.350 | Full | A | 696 | 477,000.00 | 475,000.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124268 | 0074277336 | WILLIAM C HANSEN SR | 4218 ENCORE DRIVE | SANTA BARBARA | CA | 93110 | OWNER-OCC | SFR | 360 | 56.00 | 56.00 | 6.65 | 04/01/03 | 03/01/33 | 2,246.88 | 350,000.00 | 350,000.00 | 349,697.70 | ARM | 4.990 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.650 | Stated | A | 633 | 625,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124284 | 0074277351 | VICTORIA CHANNER | 3209 BERKSHIRE WAY | SACRAMENTO | CA | 95864 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.46 | 04/01/03 | 03/01/33 | 1,595.44 | 190,400.00 | 190,400.00 | 190,305.85 | ARM | 5.990 | 15.460 | 9.460 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.460 | Full | B | 484 | 224,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124367 | 0074277435 | TIMOTHY CHISM | 1330 RIDGE DRIVE | MIDLOTHIAN | TX | 76065 | OWNER-OCC | SFR | 360 | 81.09 | 81.09 | 9.25 | 03/01/03 | 02/01/33 | 793.89 | 96,500.00 | 96,449.98 | 96,399.54 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.250 | Full | B | 599 | 119,000.00 | 0.00 | 1 | 2/6/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124383 | 0074277450 | CHARLOTTE WOODY | 2830 SAINT BENEDICT ST | BALTIMORE | MD | 21223 | NON OWNER | SFR | 360 | 60.00 | 60.00 | 13.00 | 04/01/03 | 03/01/33 | 365.05 | 33,000.00 | 33,000.00 | 32,992.45 | FXD | 0.000 | 13.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 13.000 | Stated | B- | 617 | 65,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | | | N |
| 5124433 | 0074277500 | KENNETH MULHALL | 5304 LANDAU COURT | PLANO | TX | 75023 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.35 | 03/01/03 | 02/01/33 | 1,835.37 | 187,500.00 | 187,438.07 | 187,375.55 | ARM | 6.250 | 17.350 | 11.350 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 11.350 | Limited | B- | 532 | 250,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124458 | 0074277526 | JESSE L BROWN | 14320 BALLSTON ROAD | SHERIDAN | OR | 97378 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.75 | 04/01/03 | 03/01/33 | 1,261.24 | 146,800.00 | 146,800.00 | 146,731.51 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.750 | Full | B | 547 | 183,500.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124466 | 0074277534 | JEAN JOSEPH | 743 WILSON BOULEVARD | CENTRAL ISLIP | NY | 11722 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.85 | 04/01/03 | 03/01/33 | 1,446.67 | 200,000.00 | 200,000.00 | 199,861.66 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.850 | Stated | B | 645 | 250,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124557 | 0074277625 | NAYYARA RASHID | 758 61ST STREET | OAKLAND | CA | 94609 | OWNER-OCC | 2-4 UNITS | 360 | 81.65 | 81.65 | 6.60 | 03/01/03 | 02/01/33 | 2,842.04 | 445,000.00 | 444,605.46 | 444,208.79 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 02/01/05 | PURCHASE | 6.600 | Stated | A | 711 | 545,000.00 | 545000 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124615 | 0074277682 | JEANNA HUERTA | 44119 RODIN AVENUE | LANCASTER | CA | 93535 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 330.12 | 30,000.00 | 29,969.63 | 29,969.63 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 618 | 150,000.00 | 150,000.00 | 2 | 2/27/2003 | 239 | 04/01/03 | Group I | | | N |
| 5124672 | 0074277740 | NAPOLEON V SUAREZ | 4 CRANFORD RD | PLAINVIEW | NY | 11803 | OWNER-OCC | SFR | 360 | 87.50 | 87.50 | 7.88 | 04/01/03 | 03/01/33 | 2,537.75 | 350,000.00 | 350,000.00 | 349,759.13 | ARM | 4.990 | 13.875 | 7.875 | 1 | 1 | 03/01/05 | PURCHASE | 7.875 | Full | A | 602 | 418,000.00 | 400000 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124722 | 0074277789 | LARRY ILLINGWORTH | 14111 DRYDEN LN | SANTA ANA | CA | 92705 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.25 | 04/01/03 | 03/01/33 | 2,346.69 | 344,000.00 | 344,000.00 | 343,731.64 | ARM | 6.750 | 13.250 | 7.250 | 1 | 1 | 03/01/05 | PURCHASE | 7.250 | Stated | A- | 640 | 430,000.00 | 430,000.00 | 1 | 2/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124748 | 0074277813 | JAMES J CAGLEY | 4113 SHALLOW BROOK LANE | OLNEY | MD | 20832 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.45 | 04/01/03 | 03/01/33 | 2,306.58 | 331,500.00 | 331,500.00 | 331,251.50 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.450 | Stated | AA | 703 | 390,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5124830 | 0074277906 | LARRY ILLINGWORTH | 14111 DRYDEN LN | SANTA ANA | CA | 92705 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 931.99 | 86,000.00 | 86,000.00 | 85,910.09 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A- | 640 | 430,000.00 | 430,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 5124854 | 0074277922 | TOMMY RIJOS | 4853 W MONTANA ST | CHICAGO | IL | 60639 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.75 | 04/01/03 | 03/01/33 | 1,358.82 | 158,250.00 | 158,176.16 | 158,176.16 | ARM | 6.750 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.750 | Stated | B | 501 | 211,000.00 | 0 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5124920 | 0074277997 | JOSE L ORTEGA | 10021 KESTER AVENUE | LOS ANGELES | CA | 91345 | OWNER-OCC | SFR | 360 | 74.91 | 74.91 | 11.45 | 04/01/03 | 03/01/33 | 1,972.96 | 200,000.00 | 199,935.37 | 199,935.37 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 489 | 287,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5124936 | 0074278003 | JOHN LIVINGSTON | 113 BENTGRASS LANE | GASTON | SC | 29053 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.05 | 04/01/03 | 03/01/33 | 614.25 | 76,000.00 | 76,000.00 | 75,958.92 | ARM | 5.990 | 15.050 | 9.050 | 3 | 1 | 03/01/06 | PURCHASE | 9.050 | Full | B | 588 | 85,000.00 | 85000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5124961 | 0074278037 | JACK H TAYLOR JR | 7417 WHISPERING PINES DRIVE | DALLAS | TX | 75248 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.80 | 03/01/03 | 02/01/33 | 1,424.61 | 152,000.00 | 151,943.39 | 151,886.27 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 10.800 | Full | B | 473 | 190,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125018 | 0074278086 | TERRY HURLEY | 2731 BODFISH CANYON ROAD | BODFISH | CA | 93285 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.10 | 04/01/03 | 03/01/33 | 460.19 | 52,000.00 | 51,977.48 | 51,977.48 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.100 | Full | B- | 534 | 65,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5125034 | 0074278102 | TERRI ALEXANDER | 104 BRYSON BEND | LIBERTY HILL | TX | 78642 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.80 | 03/01/03 | 02/01/33 | 1,043.62 | 111,350.00 | 111,308.53 | 111,266.69 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 10.800 | Full | B | 483 | 131,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125133 | 0074278201 | LYNN D D MCKINLEY | 2248 WHITEWOOD DRIVE | COLORADO SPRINGS | CO | 80910 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.85 | 03/01/03 | 02/01/33 | 788.66 | 109,155.00 | 109,003.50 | 109,003.50 | ARM | 4.250 | 13.850 | 7.850 | 1 | 1 | 02/01/05 | PURCHASE | 7.850 | Stated | AA | 655 | 120,000.00 | 114900 | 1 | 1/31/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5125174 | 0074278243 | LINDA BAKER | 1052 MILLCREEK COURT | EAST BEND | NC | 27018 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.25 | 04/01/03 | 03/01/33 | 543.81 | 56,000.00 | 55,981.00 | 55,981.00 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.250 | Full | B- | 518 | 70,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5125216 | 0074278284 | ROBERT G DOWNING | 171 ERIC DRIVE | LINWOOD | NC | 27299 | OWNER-OCC | MANU/MOBIL | 360 | 83.25 | 83.25 | 10.85 | 04/01/03 | 03/01/33 | 688.82 | 73,200.00 | 73,200.00 | 73,173.03 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.850 | Full | B- | 523 | 88,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125240 | 0074278318 | TRIVA A HANSEN | 2033 KIRBY PKWY | MEMPHIS | TN | 38119 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 03/01/03 | 02/01/33 | 2,272.63 | 276,250.00 | 276,106.78 | 275,962.45 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.250 | Full | B | 534 | 325,000.00 | 0.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125273 | 0074278342 | DALE E FLETCHER | 7939 LE MANS DRIVE | JACKSONVILLE | FL | 32210 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 03/01/03 | 02/01/33 | 686.47 | 79,900.00 | 79,862.72 | 79,825.13 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 02/01/05 | REFI-NO CASHOUT | 9.750 | Full | B- | 508 | 84,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5047931 | 0074278433 | MICHAEL MILLER | 319 KENT WAY | VACAVILLE | CA | 95687 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 03/01/03 | 02/01/33 | 1,598.58 | 203,200.00 | 203,083.09 | 202,965.32 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 02/01/05 | PURCHASE | 8.750 | Full | A- | 633 | 254,000.00 | 254000 | 1 | 1/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125364 | 0074278474 | JANIS G WENNER | 4073 HILLCREST | HIGHLAND | MI | 48356 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 11.70 | 04/01/03 | 03/01/33 | 1,357.54 | 135,000.00 | 135,000.00 | 134,958.71 | ARM | 6.750 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.700 | Full | C | 519 | 180,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125398 | 0074278508 | WAYNE E TITSWORTH | 5172 E MT MORRIS RD | MT MORRIS | MI | 48458 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 929.23 | 102,000.00 | 102,000.00 | 101,958.02 | FXD | 0.000 | 10.450 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.450 | Full | A- | 497 | 120,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group I | | | N |
| 5125430 | 0074278540 | RANDY J HALLS | 20409 E 115TH STREET | PLEASANT HILL | MO | 64080 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.35 | 04/01/03 | 03/01/33 | 1,228.82 | 136,000.00 | 135,944.18 | 135,944.18 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.350 | Full | B | 534 | 160,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5125513 | 0074278623 | RICHARD GOWER | 222 ASHBROOK AVE | PADUCAH | KY | 42003 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 11.80 | 04/01/03 | 03/01/33 | 357.17 | 35,250.00 | 35,250.00 | 35,239.45 | ARM | 5.990 | 17.800 | 11.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.800 | Full | B | 515 | 47,000.00 | 0 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125539 | 0074278649 | VIRGINIA L HILL | 1900 HIGHWAY 5 & 240 | FAYETTE | MO | 65248 | OWNER-OCC | SFR | 360 | 75.88 | 75.88 | 10.55 | 04/01/03 | 03/01/33 | 604.20 | 66,000.00 | 66,000.00 | 65,974.05 | ARM | 6.750 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.550 | Full | C | 612 | 87,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125554 | 0074278664 | EDGAR C TARVER | 317 BOOTHBAY ST | HENDERSON | NV | 89014 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 7.20 | 04/01/03 | 03/01/33 | 807.79 | 119,000.00 | 119,000.00 | 118,906.24 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.200 | Stated | AA | 661 | 140,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5125562 | 0074278672 | RUSSELL A HOWARD | 117 DICKENS DRIVE | COPPELL | TX | 75019 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.60 | 04/01/03 | 03/01/33 | 2,852.78 | 404,000.00 | 404,000.00 | 403,717.72 | ARM | 4.990 | 13.600 | 7.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.600 | Full | A | 621 | 505,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125646 | 0074278755 | HERBERT E ROWAN | 338 MAPLE TERRACE | NORTH PLAINFIELD | NJ | 07060 | OWNER-OCC | SFR | 360 | 84.57 | 84.57 | 11.70 | 04/01/03 | 03/01/33 | 1,683.85 | 167,450.00 | 167,450.00 | 167,398.79 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.700 | Full | B- | 497 | 198,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125687 | 0074278797 | TERRANCE THOMAS | 10520 MURAT DRIVE | ST LOUIS | MO | 63136 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 | 04/01/03 | 03/01/33 | 707.32 | 68,000.00 | 68,000.00 | 67,981.18 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 03/01/05 | PURCHASE | 12.150 | Full | B- | 491 | 88,000.00 | 85,000.00 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125703 | 0074278813 | NORMAN HARGUS | 502 HOWARD ST SW | LENOIR | NC | 28645 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 | 10.55 | 04/01/03 | 03/01/33 | 433.83 | 47,200.00 | 47,200.00 | 47,181.44 | ARM | 5.990 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | PURCHASE | 10.550 | Full | B | 544 | 59,000.00 | 59,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125737 | 0074278847 | GERI K GLAZER | 136 S RAINTREE LN | LOUISVILLE | CO | 80027 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.50 | 03/01/03 | 02/01/33 | 2,455.30 | 292,000.00 | 291,856.37 | 291,710.60 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.500 | Full | B | 507 | 365,000.00 | 0 | 1 | 1/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5125768 | 0074278868 | OSCAR CORTEZ | 1850 CHURCH AVENUE | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.88 | 04/01/03 | 03/01/33 | 2,785.38 | 424,000.00 | 424,000.00 | 423,643.79 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.875 | Stated | A | 697 | 530,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5125888 | 0074278978 | ROBERT VALENCIA | 10400 HIGHWAY 666 | CORTEZ | CO | 81321 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.50 | 04/01/03 | 03/01/33 | 1,538.67 | 182,750.00 | 182,750.00 | 182,640.10 | ARM | 5.750 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.500 | Full | A- | 533 | 215,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126032 | 0074279134 | MARK QUATRALE | 201 HYMAN PLACE | LAS VEGAS | NV | 89145 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 9.25 | 03/01/03 | 02/01/33 | 888.49 | 108,000.00 | 107,944.01 | 107,887.69 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.250 | Limited | B | 555 | 144,000.00 | 0 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126107 | 0074279209 | ABEL GONZALEZ | 7505 W 32 LANE | HIALEAH | FL | 33016 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/33 | 1,005.74 | 146,700.00 | 146,700.00 | 146,472.68 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | PURCHASE | 7.300 | Stated | AA | 646 | 165,000.00 | 163,000.00 | 1 | 1/31/2003 | 358 | 04/01/03 | Group I | | | N |
| 5126172 | 0074279274 | LISA D FIELDS | 281 HENRY PRIDGEN DR | BURGAW | NC | 28425 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 11.65 | 04/01/03 | 03/01/33 | 591.79 | 59,078.00 | 59,078.00 | 59,056.73 | ARM | 6.990 | 17.650 | 11.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.650 | Full | B | 496 | 69,500.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126180 | 0074279282 | DAVID HALL JR | 8899 GADDINI ROAD | WINTERS | CA | 95694 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 04/01/03 | 03/01/33 | 4,130.18 | 525,000.00 | 525,000.00 | 524,631.85 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 547 | 700,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126214 | 0074279316 | DEBORAH LEAL | 2134 MEADOWVIEW DRIVE | CORPUS CHRISTI | TX | 78414 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.75 | 04/01/03 | 03/01/33 | 729.30 | 72,250.00 | 72,250.00 | 72,228.15 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.750 | Full | B- | 506 | 85,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group I | | | N |
| 5126255 | 0074279357 | ROCCO E DOMINGUEZ | 28 DALE DRIVE | WEST ORANGE | NJ | 07052 | OWNER-OCC | SFR | 360 | 74.67 | 74.67 | 8.55 | 04/01/03 | 03/01/33 | 2,162.89 | 280,000.00 | 280,000.00 | 279,832.11 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B- | 504 | 375,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126313 | 0074279415 | VICTOR NAVAS | 2840 OLD OAK LANE | MORGAN HILL | CA | 95037 | OWNER-OCC | SFR | 360 | 78.09 | 78.09 | 6.88 | 04/01/03 | 03/01/33 | 4,020.41 | 612,000.00 | 612,000.00 | 611,485.84 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | PURCHASE | 6.875 | Stated | A | 678 | 785,000.00 | 783,000.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5126321 | 0074279423 | FEDRO BENITEZ | 5321 PEBBLETREE WAY | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.38 | 04/01/03 | 03/01/33 | 2,345.76 | 376,000.00 | 376,000.00 | 375,651.74 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.375 | Stated | AA | 672 | 470,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group I | | | N |
| 5126362 | 0074279464 | FLORENCE STOECKEL | 20 HATHAWAY PLACE | GLEN RIDGE | NJ | 07028 | OWNER-OCC | SFR | 360 | 73.72 | 73.72 | 5.60 | 04/01/03 | 03/01/33 | 1,345.66 | 237,000.00 | 237,000.00 | 236,745.59 | ARM | 4.250 | 11.600 | 5.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 5.600 | Stated | AA | 702 | 313,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126388 | 0074279480 | SANDRA YANTI | 7392 STONEDALE DR | PLEASANTON | CA | 94588 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 | 04/01/03 | 03/01/33 | 2,243.81 | 342,400.00 | 342,400.00 | 342,110.92 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | PURCHASE | 6.850 | Stated | A | 728 | 430,000.00 | 428,000.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126396 | 0074279498 | SANDRA YANTI | 7392 STONEDALE DRIVE | PLEASANTON | CA | 94588 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 869.04 | 85,600.00 | 85,600.00 | 85,497.79 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 728 | 430,000.00 | 428000 | 2 | 2/11/2003 | 239 | 04/01/03 | Group II | | | N |
| 5126412 | 0074279514 | ANTHONY FARLEY | 472 OLIVE STREET | SAN LEANDRO | CA | 94578 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.45 | 04/01/03 | 03/01/33 | 2,116.81 | 304,200.00 | 304,200.00 | 303,971.97 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.450 | Full | A | 637 | 338,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126448 | 0074279548 | REBEKAH B SILVER | 35575 CENTENO RD | FREMONT | CA | 94536 | OWNER-OCC | SFR | 360 | 89.78 | 89.78 | 7.70 | 04/01/03 | 03/01/33 | 2,944.53 | 413,000.00 | 412,705.55 | 412,705.55 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.700 | Full | A | 637 | 460,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126503 | 0074278605 | JACK B LONG | 4008 N OVERLAND TRAIL | LAPORTE | CO | 80535 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.20 | 04/01/03 | 03/01/33 | 3,429.83 | 560,000.00 | 560,000.00 | 559,463.50 | ARM | 4.990 | 12.200 | 6.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.200 | Full | A | 678 | 700,000.00 | 0 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7381
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5041 | | | | | | | | | | | | 8.267 | | | | 227,853,520.25 | 226,895,587.98 | 226,370,950.24 |
| 5126511 | 0074278613 | CYNTHIA D HARRISON | 1208 WALLACE ST | BURLINGTON | NC | 27217 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 10.25 | 04/01/03 | 03/01/33 | 504.06 | 56,250.00 | 56,250.00 | 56,228.41 |
| 5126537 | 0074278639 | JORGE ESTRADA | 6 PARKER DRIVE | WATSONVILLE | CA | 95076 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 | 04/01/03 | 03/01/33 | 1,950.92 | 343,600.00 | 343,223.91 | 343,223.91 |
| 5126685 | 0074278787 | MARK P CUATRALE | 7630 PARTRIDGE AVE | LAS VEGAS | NV | 89145 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 9.25 | 03/01/03 | 02/01/33 | 876.15 | 106,500.00 | 106,444.79 | 106,388.15 |
| 5126859 | 0074278951 | DENNIS J BOLGER | 10618 88TH AVENUE WEST | MUKILTEO | WA | 98275 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.90 | 04/01/03 | 03/01/33 | 2,871.64 | 330,000.00 | 330,000.00 | 329,850.88 |
| 5126887 | 0074278969 | JOHN BESAW | 19220 WHITEMAN COVE RD KPS | LONGBRANCH | WA | 98351 | NON OWNER | SFR | 360 | 68.75 | 68.75 | 9.80 | 04/01/03 | 03/01/33 | 949.12 | 110,000.00 | 109,949.21 | 109,949.21 |
| 5126883 | 0074279985 | JAMES E DAVIS III | 16903 27TH AVE EAST | TACOMA | WA | 98445 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 335.77 | 32,000.00 | 31,964.23 | 31,964.23 |
| 5126891 | 0074279993 | MICHAEL A WATTS | 2702 187TH AVENUE NE | BELLEVUE | WA | 98008 | OWNER-OCC | SFR | 360 | 79.76 | 79.76 | 9.15 | 04/01/03 | 03/01/33 | 2,699.11 | 331,000.00 | 331,000.00 | 330,824.77 |
| 5126917 | 0074280017 | RANDOLPH CHRISTIAN | 120 E HUDSON STREET | LONG BEACH | NY | 11561 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 6.48 | 04/01/03 | 03/01/33 | 2,857.65 | 435,000.00 | 435,000.00 | 434,634.54 |
| 5126974 | 0074280074 | CAROLYN WETZEL | 8517 SE 81ST AVENUE | MILWAUKIE | OR | 97222 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 233.67 | 21,580.00 | 21,580.00 | 21,557.43 |
| 5126982 | 0074280082 | DIANE PRATT | 1012 HOLLYHOCK DRIVE | HENDERSON | NV | 89015 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 541.65 | 49,000.00 | 48,387.10 | 48,387.10 |
| 5126990 | 0074280090 | HERMAN HUDSON JR | 220 KINGSWOOD TRAIL | TOLEDO | OH | 43615 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 | 04/01/03 | 03/01/33 | 675.85 | 83,250.00 | 83,250.00 | 83,203.48 |
| 5127006 | 0074280108 | JOHN PRATT | 1432 COTTONWOOD | ROBERTS | MT | 59070 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.35 | 04/01/03 | 03/01/33 | 2,459.64 | 357,000.00 | 357,000.00 | 356,726.99 |
| 5127022 | 0074280124 | LUIS A FIGUEROA | 1591 BAHAMA WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.43 | 04/01/03 | 03/01/33 | 3,420.82 | 409,500.00 | 409,500.00 | 409,295.36 |
| 5127063 | 0074280165 | WAYNE R POTHIER | 32 NATHANAEL AVE | PAWTUCKET | RI | 2860 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.35 | 04/01/03 | 03/01/33 | 1,029.25 | 97,500.00 | 97,500.00 | 97,474.19 |
| 5127071 | 0074280173 | FELIPE M MENDOZA JR | 186 BAHIA VISTA COURT | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.80 | 04/01/03 | 03/01/33 | 2,833.92 | 434,700.00 | 434,379.38 | 434,379.38 |
| 5127113 | 0074280215 | CHARLENE R WILLS | 1314 W ACACIA ST | STOCKTON | CA | 95203 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.45 | 04/01/03 | 03/01/33 | 1,457.61 | 160,000.00 | 160,000.00 | 159,935.72 |
| 5127121 | 0074280223 | DEVOSVANSTEENWIJK | 1709 DERBY STREET | BERKELEY | CA | 94703 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.65 | 03/01/03 | 02/01/33 | 2,201.66 | 336,000.00 | 335,431.02 | 335,431.02 |
| 5127204 | 0074280306 | AVELINO C QUERO | 2731 FRESNO AVENUE | STOCKTON | CA | 95206 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.80 | 04/01/03 | 03/01/33 | 1,799.51 | 192,000.00 | 192,000.00 | 191,928.49 |
| 5127212 | 0074280314 | BURTRENA A H BOOKER | 2855 20TH PLACE ENSLEY | BIRMINGHAM | AL | 35208 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.10 | 04/01/03 | 03/01/33 | 478.53 | 64,600.00 | 64,600.00 | 64,557.52 |
| 5127238 | 0074280330 | M O GRAVES | 71 SEAVIEW AVE | CRANSTON | RI | 2905 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.05 | 04/01/03 | 03/01/33 | 3,609.11 | 539,750.00 | 539,311.92 | 539,311.92 |
| 5127253 | 0074280355 | JUAN MCKNIGHT | 6841 CRANLEIGH AVE | SACRAMENTO | CA | 95823 | OWNER-OCC | SFR | 240 | 20.00 | 98.28 | 11.99 | 04/01/03 | 03/01/23 | 506.87 | 45,990.00 | 45,990.00 | 45,943.45 |
| 5127295 | 0074280397 | BETTY M ADAMS | 82 PARKLITE CIRCLE | SACRAMENTO | CA | 95831 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.45 | 04/01/03 | 03/01/33 | 1,893.77 | 228,200.00 | 228,200.00 | 228,087.54 |
| 5127378 | 0074280470 | RUTILIO DURAN | 1530 WHITTON AVE | SAN JOSE | CA | 95116 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 689.35 | 67,900.00 | 67,900.00 | 67,818.92 |
| 5127410 | 0074280512 | ROSA M CHAVEZ | 3430 WILD FILLY LANE | NORTH LAS VEGAS | NV | 89032 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.55 | 03/01/03 | 02/01/33 | 1,043.43 | 148,500.00 | 148,281.08 | 148,281.08 |
| 5127451 | 0074280553 | RON VIGIL | 1911 WHEELER LN | AVONDALE | CO | 81022 | OWNER-OCC | SFR | 180 | 19.88 | 99.38 | 10.99 | 03/01/03 | 02/01/18 | 544.13 | 47,900.00 | 47,784.55 | 47,668.14 |
| 5127527 | 0074280629 | RAFAEL G SUMANO | 1645 BERKELEY AVENUE | STOCKTON | CA | 95205 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 8.40 | 04/01/03 | 03/01/33 | 799.93 | 105,000.00 | 105,000.00 | 104,935.07 |
| 5127535 | 0074280637 | LILLIAN CABALLERO | 4217 WATKINS WAY | SAN JOSE | CA | 95135 | OWNER-OCC | SFR | 360 | 81.31 | 81.31 | 6.35 | 04/01/03 | 03/01/33 | 2,706.73 | 435,000.00 | 435,000.00 | 434,595.15 |
| 5127543 | 0074280645 | LILLIAN CABALLERO | 4217 WATKINS WAY | SAN JOSE | CA | 95135 | OWNER-OCC | SFR | 240 | 18.69 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 100,000.00 | 99,880.60 |
| 5127550 | 0074280652 | MARIA ROMERO | 2714 CAMINO ECCO | SAN JOSE | CA | 95121 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.75 | 04/01/03 | 03/01/33 | 2,665.08 | 372,000.00 | 372,000.00 | 371,737.44 |
| 5127676 | 0074280678 | EDWARD J DICKENS | 4270 CAROLYN DRIVE | LAS VEGAS | NV | 89103 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.65 | 04/01/03 | 03/01/33 | 1,267.09 | 148,750.00 | 148,679.11 | 148,679.11 |
| 5127826 | 0074280728 | GENARO CORTEZ | 7471 RED WILLOW STREET | SACRAMENTO | CA | 95822 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 294.42 | 29,000.00 | 28,965.37 | 28,965.37 |
| 5127859 | 0074280761 | ERIK COOPER | 8778 SUN KOSI WAY | ELK GROVE | CA | 95758 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 652.65 | 62,201.00 | 62,131.48 | 62,131.48 |
| 5127883 | 0074280785 | LICIA WILLIAMS | 2407 S REDONDO BOULEVARD | LOS ANGELES | CA | 90016 | OWNER-OCC | SFR | 360 | 72.22 | 72.22 | 9.50 | 04/01/03 | 03/01/33 | 1,366.38 | 162,500.00 | 162,500.00 | 162,420.07 |
| 5127840 | 0074280942 | WAYNE E FUSCO | 1322 MICHIGAN AVE | PALM HARBOR | FL | 34683 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 04/01/03 | 03/01/33 | 1,331.24 | 137,600.00 | 137,600.00 | 137,553.03 |
| 5127885 | 0074280987 | TRACY MARKLEY | 802 E 4TH STREET | SPENCER | IA | 51301 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 04/01/03 | 03/01/33 | 715.33 | 78,200.00 | 78,200.00 | 78,168.92 |
| 5127881 | 0074280983 | YERACHMIEL FORER | 1818 S BEDFORD STREET | LOS ANGELES | CA | 90034 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.45 | 04/01/03 | 03/01/33 | 2,720.56 | 391,000.00 | 390,427.46 | 390,427.46 |
| 5127807 | 0074281007 | NADINE GARNER | 304 BLOXAM AVE | CLERMONT | FL | 34711 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.20 | 03/01/03 | 02/01/33 | 884.41 | 118,275.00 | 118,198.21 | 118,121.49 |
| 5128004 | 0074281106 | DANIEL VENDITTI | 177 HAMPTON GREEN | STATEN ISLAND | NY | 10312 | OWNER-OCC | SFR | 180 | 89.69 | 89.69 | 6.80 | 04/01/03 | 03/01/18 | 1,775.37 | 200,000.00 | 198,970.88 | 198,970.88 |
| 5128012 | 0074281114 | JUANA MELENDEZ | 2400 SOUTHFORK LANE | MODESTO | CA | 95355 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 04/01/03 | 03/01/33 | 1,517.71 | 193,800.00 | 193,800.00 | 193,687.34 |
| 5128020 | 0074281122 | JOHN J NAZARIAN | 11030 KLING STREET | NORTH HOLLYWOOD | CA | 91602 | OWNER-OCC | SFR | 360 | 49.77 | 49.77 | 6.63 | 04/01/03 | 03/01/33 | 2,740.54 | 428,000.00 | 428,000.00 | 427,622.38 |
| 5128053 | 0074281155 | CLARA TURNER | 804 TWIN OAKS DR | TRACY | CA | 95376 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 04/01/03 | 03/01/33 | 2,847.28 | 335,700.00 | 335,700.00 | 335,538.32 |
| 5128078 | 0074281171 | EDWIN MORENO | 21010 GRESHAM ST 21 | LOS ANGELES | CA | 91304 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 473.17 | 43,000.00 | 42,956.47 | 42,956.47 |
| 5128111 | 0074281213 | KEVIN PEYTON | 20008 SCHAEFER | DETROIT | MI | 48235 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 11.45 | 04/01/03 | 03/01/33 | 410.38 | 41,600.00 | 41,600.00 | 41,586.55 |
| 5128145 | 0074281247 | VALERIA L JONES | 955 W MELANIE STREET | HOUSTON | TX | 77088 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.55 | 04/01/03 | 03/01/33 | 602.52 | 78,000.00 | 78,000.00 | 77,953.23 |
| 5128316 | 0074281411 | LUIS GOMEZ | 3448 CHAPALA DRIVE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.65 | 04/01/03 | 03/01/33 | 3,048.08 | 429,600.00 | 429,600.00 | 429,290.62 |
| 5128384 | 0074281486 | DEBRA STEWART | 5127 HAYWARD CT | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.80 | 04/01/03 | 03/01/33 | 4,445.30 | 562,500.00 | 562,500.00 | 562,179.70 |
| 5128487 | 0074281551 | SANDRA F BALLARD | 5220 PARK AVENUE | BIRMINGHAM | AL | 35221 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.10 | 03/01/03 | 02/01/33 | 368.15 | 41,600.00 | 41,581.96 | 41,563.81 |
| 5128483 | 0074281577 | YOLANDA M WILSON | 15230 INGLESIDE AVE | SOUTH HOLLAND | IL | 60473 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.00 | 04/01/03 | 03/01/33 | 1,376.11 | 144,500.00 | 144,500.00 | 144,448.47 |
| 5128533 | 0074281627 | WILLIAM J FALBO | 620 MASON LANE | LAKE IN THE HILLS | IL | 60156 | OWNER-OCC | SFR | 360 | 79.73 | 79.73 | 9.95 | 04/01/03 | 03/01/33 | 5,170.94 | 586,000.00 | 585,737.88 | 585,737.88 |
| 5128582 | 0074281676 | EDWARD L JORDAN | 6 NORRIS DRIVE | BURR RIDGE | IL | 60527 | OWNER-OCC | SFR | 360 | 72.86 | 72.86 | 6.88 | 04/01/03 | 03/01/33 | 3,350.34 | 510,000.00 | 509,176.18 | 509,176.18 |
| 5128590 | 0074281684 | MANDALYN CONNEALY | 5930 TAMMY DRIVE | MANVEL | TX | 77578 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 7.00 | 04/01/03 | 03/01/33 | 2,681.17 | 403,000.00 | 402,669.66 | 402,669.66 |
| 5128618 | 0074281700 | MICHAEL J SHUGART | 423 S MAIN STREET | GASTON | SC | 29053 | OWNER-OCC | MANU/MOBIL | 360 | 72.66 | 72.66 | 10.20 | 04/01/03 | 03/01/33 | 708.78 | 79,200.00 | 79,200.00 | 79,166.42 |
| 5128824 | 0074281718 | ELIZABETH E EDMUNDSON | 6704 NW BOUCHER LANE | KANSAS CITY | MO | 64151 | OWNER-OCC | SFR | 360 | 54.26 | 54.26 | 9.80 | 04/01/03 | 03/01/33 | 603.99 | 70,000.00 | 69,967.68 | 69,967.68 |
| 5128857 | 0074281742 | SUSAN LEWIS | 1547 W NORWOOD STREET | RIALTO | CA | 92363 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 350.96 | 37,000.00 | 36,949.67 | 36,949.67 |
| 5128715 | 0074281809 | JUANA HERNANDEZ | 13074 ALEXANDER STREET | LOS ANGELES | CA | 91344 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 598.99 | 59,000.00 | 59,000.00 | 58,929.55 |
| 5128723 | 0074281817 | CHRISTOPHER MUMMERY | 705 W 2350 NORTH | LAYTON | UT | 84041 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.55 | 04/01/03 | 03/01/33 | 753.19 | 97,500.00 | 97,500.00 | 97,441.54 |
| 5128758 | 0074281882 | SHARON A STURTEVANT | 1617 SE 40TH TER | CAPE CORAL | FL | 33904 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.05 | 04/01/03 | 03/01/33 | 3,155.45 | 428,000.00 | 428,000.00 | 427,715.72 |
| 5128848 | 0074281932 | BEVERLY J MASCARI | 1887 RANCHO JANET | ALPINE | CA | 91901 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 04/01/03 | 03/01/33 | 2,640.03 | 387,000.00 | 387,000.00 | 386,698.10 |
| 5128871 | 0074281957 | DALLAS HANSEN JR | 1235 W LAFAYETTE DRIVE | SALT LAKE CITY | UT | 84116 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 224.55 | 21,400.00 | 21,400.00 | 21,376.08 |
| 5128905 | 0074281981 | JOHNNY STAVINOHA | 750 FM RD 536 | FLORESVILLE | TX | 78114 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.95 | 04/01/03 | 03/01/33 | 650.17 | 74,400.00 | 74,366.73 | 74,366.73 |
| 5128939 | 0074282013 | LINDA J BRADY | LOT 3 BIRD SONG DRIVE | PARKTON | NC | 28371 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 10.80 | 04/01/03 | 03/01/33 | 730.41 | 78,200.00 | 78,200.00 | 78,169.19 |
| 5128947 | 0074282021 | JOHN D PICCONE | 103 BRU MAR DRIVE | ROCHESTER | NY | 14606 | OWNER-OCC | SFR | 360 | 79.08 | 79.08 | 9.20 | 04/01/03 | 03/01/33 | 1,130.30 | 138,000.00 | 138,000.00 | 137,927.70 |
| 5128954 | 0074282039 | LESTER C HARVEY | 2708 N 28TH STREET | KANSAS CITY | KS | 66104 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.00 | 04/01/03 | 03/01/33 | 532.93 | 55,960.00 | 55,960.00 | 55,940.04 |
| 5128996 | 0074282070 | STANLEY WYREMBAK | 2833 TURNBULL CANYON RD | HACIENDA HEIGHTS | CA | 91745 | OWNER-OCC | SFR | 360 | 79.23 | 79.23 | 6.50 | 04/01/03 | 03/01/33 | 4,208.41 | 665,500.00 | 664,898.38 | 664,898.38 |
| 5129051 | 0074282138 | ALPHONSO C STRICKLAND | 19 EAST 21ST STREET #3 | BAYONNE | NJ | 7002 | OWNER-OCC | CONDO | 360 | 62.16 | 62.16 | 9.95 | 04/01/03 | 03/01/33 | 1,004.97 | 115,000.00 | 115,000.00 | 114,948.57 |
| 5129110 | 0074282187 | JIMMY C SMITH | 311 HOLLY LANE | NEW CANEY | TX | 77357 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.85 | 04/01/03 | 03/01/33 | 778.18 | 82,800.00 | 82,744.48 | 82,744.48 |
| 5129127 | 0074282195 | EDWIN DE JESUS | 308 CARDIFF DRIVE | KISSIMMEE | FL | 34758 | 2ND HOME | SFR | 360 | 84.63 | 84.63 | 7.45 | 04/01/03 | 03/01/33 | 794.85 | 114,250.00 | 114,250.00 | 114,184.35 |
| 5129135 | 0074282203 | RICHARD WIESSNER | 1420 E CORK ST | KALAMAZOO | MI | 49001 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.55 | 04/01/03 | 03/01/33 | 722.25 | 93,500.00 | 93,500.00 | 93,443.94 |
| 5129333 | 0074282401 | CHARLES B OSBORNE | 3017 VAN GOGH LANE | APEX | NC | 27502 | OWNER-OCC | SFR | 360 | 58.50 | 58.50 | 6.50 | 04/01/03 | 03/01/33 | 5,435.79 | 860,000.00 | 860,000.00 | 859,222.54 |
| 5129374 | 0074282443 | ROBERT S CLEVELAND | 30221 KINGSRIDGE DRIVE | RANCHO PALOS VERDE | CA | 90275 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 7.50 | 03/01/03 | 02/01/33 | 3,922.80 | 561,000.00 | 560,164.70 | 560,164.70 |
| 5129490 | 0074282518 | GUSTAVO S CHAVEZ | 287 QUAIL DR | WOODLAND | CA | 95695 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.30 | 04/01/03 | 03/01/33 | 1,456.36 | 176,250.00 | 176,250.00 | 176,159.58 |
| 5129515 | 0074282534 | WILLIAM M PRUSHA JR | 10554 PLUNKETT STREET | BELLFLOWER | CA | 90706 | OWNER-OCC | SFR | 360 | 77.42 | 77.42 | 7.05 | 04/01/03 | 03/01/33 | 1,604.79 | 240,000.00 | 239,805.21 | 239,805.21 |
| 5129658 | 0074282575 | MARY B LEPPERT | 148 VENTANA COURT | THOUSAND OAKS | CA | 91360 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.90 | 04/01/03 | 03/01/33 | 4,534.92 | 480,000.00 | 480,000.00 | 479,825.08 |
| 5129101 | 0074282666 | MICHELLE WASHKA | 6630 D STREET | OMAHA | NE | 68106 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 125.21 | 13,200.00 | 13,182.04 | 13,182.04 |
| 5129440 | 0074282690 | KIMBERLY COURTEAU | 1299 S OCEAN BLVD UNIT T6 | BOCA RATON | FL | 33432 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 8.55 | 04/01/03 | 03/01/33 | 1,641.48 | 212,500.00 | 212,500.00 | 212,372.58 |
| 5129463 | 0074282749 | KATHERINE S JONES | 821 N LAWLER AVENUE | CHICAGO | IL | 60651 | OWNER-OCC | SFR | 360 | 81.60 | 81.60 | 10.25 | 04/01/03 | 03/01/33 | 914.03 | 102,000.00 | 102,000.00 | 101,957.22 |
| 5129895 | 0074282971 | BENNIE R BUCKNER | 3976 HANGING LIMB HIGHWAY | MONTEREY | TN | 38574 | OWNER-OCC | SFR | 360 | 69.44 | 69.44 | 11.75 | 04/01/03 | 03/01/33 | 378.53 | 37,500.00 | 37,488.66 | 37,488.66 |
| 5129937 | 0074283011 | CLIFTON E PLEMONS | 339 RUDI LANE | GOLDEN | CO | 80403 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.30 | 04/01/03 | 03/01/33 | 1,628.47 | 242,250.00 | 242,250.00 | 242,097.09 |
| 5130083 | 0074283169 | BYRON K REED | 4220 LORIMAR DRIVE | PLANO | TX | 75093 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.50 | 04/01/03 | 03/01/33 | 2,768.09 | 360,000.00 | 360,000.00 | 359,781.91 |
| 5130091 | 0074283177 | RAMON A OJELDI | 13513 SW 59 TERRACE | MIAMI | FL | 33183 | OWNER-OCC | PUD | 360 | 93.46 | 93.46 | 7.95 | 04/01/03 | 03/01/33 | 955.56 | 130,847.00 | 130,847.00 | 130,758.30 |
| 5130174 | 0074283250 | CELESTINE O RICHARDSON | 2151 SPARKS STREET | MEMPHIS | TN | 38106 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.00 | 04/01/03 | 03/01/33 | 437.17 | 42,500.00 | 42,487.82 | 42,487.82 |
| 5130190 | 0074283278 | ANNE KANE | 1135 DAMMERT AVE | ST LOUIS | MO | 63125 | OWNER-OCC | SFR | 360 | 81.38 | 81.38 | 10.50 | 04/01/03 | 03/01/33 | 647.64 | 70,800.00 | 70,800.00 | 70,771.86 |
| 5130208 | 0074283284 | KENNETH C SYKES | 188 SHADY DR | HARRIMAN | TN | 37748 | OWNER-OCC | MANU/MOBIL | 360 | 84.94 | 84.94 | 11.35 | 04/01/03 | 03/01/33 | 690.10 | 70,500.00 | 70,476.71 | 70,476.71 |
| 5130232 | 0074283318 | MARIA D C CASALLAS | 1500 W 16TH STREET | MERCED | CA | 95340 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.35 | 04/01/03 | 03/01/33 | 940.31 | 124,000.00 | 124,000.00 | 123,922.52 |
| 5130414 | 0074283474 | ALEX J NGUYEN | 481 E 77TH DR | THORNTON | CO | 80229 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 7.20 | 04/01/03 | 03/01/33 | 1,153.94 | 170,000.00 | 170,000.00 | 169,866.06 |
| 5130422 | 0074283487 | SHARLINE L POWELL | 4487 WESTMONT ROAD | MEMPHIS | TN | 38109 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 04/01/03 | 03/01/33 | 628.88 | 63,750.00 | 63,750.00 | 63,729.40 |
| 5130653 | 0074283708 | TROY E POTTS | 5650 8TH ST SOUTH | ST PETERSBURG | FL | 33705 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.90 | 04/01/03 | 03/01/33 | 954.57 | 93,500.00 | 93,500.00 | 93,472.64 |
| 5130679 | 0074283722 | KRAIG M KONNERTH | 181 HAZEL AVENUE | APPLEGATE | CA | 95703 | OWNER-OCC | SFR | 360 | 60.71 | 60.71 | 9.55 | 04/01/03 | 03/01/33 | 1,435.66 | 170,000.00 | 169,917.26 | 169,917.26 |
| 5130703 | 0074283765 | JORGE MENDOZA | 1532 GLORIA DRIVE | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 638.60 | 63,000.00 | 62,924.77 | 62,924.77 |
| 5130711 | 0074283783 | MARICELA ROSAS | 475 SACRAMENTO AVENUE | HAMILTON CITY | CA | 95951 | OWNER-OCC | SFR | 360 | 67.83 | 67.83 | 8.20 | 04/01/03 | 03/01/33 | 583.25 | 78,000.00 | 78,000.00 | 77,949.75 |
| 5130810 | 0074283854 | ANALYN AZANA | 11588 ESTRELLA COURT | DUBLIN | CA | 94568 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.80 | 04/01/03 | 03/01/33 | 2,475.89 | 379,840.00 | 379,840.00 | 379,503.23 |
| 5130828 | 0074283862 | ANALYN AZANA | 11588 ESTRELLA COURT | DUBLIN | CA | 94568 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 996.38 | 94,960.00 | 94,853.87 | 94,853.87 |
| 5130836 | 0074283870 | JUAN ESPINOZA | 2369 BARLOW AVENUE | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 04/01/03 | 03/01/33 | 2,165.39 | 348,000.00 | 347,676.11 | 347,676.11 |
| 5130844 | 0074283888 | JUAN ESPINOZA | 2369 BARLOW AVENUE | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 825.21 | 87,000.00 | 86,881.67 | 86,881.67 |
| 5130885 | 0074283920 | WILLIE LOVELACE | 129 E 152ND STREET | HARVEY | IL | 60426 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 8.90 | 04/01/03 | 03/01/33 | 418.68 | 52,500.00 | 52,500.00 | 52,470.72 |
| 5130901 | 0074283948 | ESPERANZA BERNAL | 5451 GOVERNOR CIRCLE | STOCKTON | CA | 95210 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 509.19 | 52,800.00 | 52,730.37 | 52,730.37 |
| 5130935 | 0074283978 | RUSTICO BLANCO | 27453 VERONA AVENUE | HAYWARD | CA | 94545 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.00 | 04/01/03 | 03/01/33 | 3,044.72 | 507,750.00 | 507,744.53 | 507,244.53 |
| 5131032 | 0074284078 | MELISSA M CUMMINGS | 509 E FISHER STREET | SALISBURY | NC | 28144 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.60 | 04/01/03 | 03/01/33 | 443.38 | 47,200.00 | 47,200.00 | 47,182.42 |
| 5131057 | 0074284092 | ROBERT L ELLINGER | 835 PONDEROSA DR | HAMILTON | MT | 59840 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/33 | 1,480.84 | 216,000.00 | 215,833.16 | 215,833.16 |
| 5131115 | 0074284142 | DAVID PETERS | 38045 ROAD 13 | CORTEZ | CO | 81321 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 | 11.15 | 04/01/03 | 03/01/33 | 1,252.78 | 130,000.00 | 130,000.00 | 129,955.14 |
| 5131172 | 0074284209 | EDWARD J AGOSTINI | 111 CLEVELAND STREET | LAKE WORTH | FL | 33461 | NON OWNER | CONDO | 360 | 80.00 | 80.00 | 9.30 | 04/01/03 | 03/01/33 | 390.02 | 47,200.00 | 47,175.78 | 47,175.78 |
| 5131255 | 0074284282 | FREDERICK TAYLOR | 1201 JEWETT AVENUE | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.10 | 04/01/03 | 03/01/33 | 1,713.69 | 255,000.00 | 255,000.00 | 254,795.06 |
| 5131271 | 0074284308 | HEIDI E BENHAMOU | 19974 AVENUE OF THE OAKS #133 | SANTA CLARITA | CA | 91321 | OWNER-OCC | CONDO | 240 | 15.00 | 95.00 | 11.75 | 04/01/03 | 03/01/23 | 387.79 | 35,775.00 | 35,737.60 | 35,737.60 |
| 5131313 | 0074284348 | GEORGE E CHAPMAN | 640 W 17TH STREET | CONNERSVILLE | IN | 47331 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 04/01/03 | 03/01/33 | 403.13 | 56,000.00 | 56,000.00 | 55,960.87 |
| 5131339 | 0074284365 | MELISSA M CUMMINGS | 225 LINK AVENUE | SALISBURY | NC | 28144 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.05 | 04/01/03 | 03/01/33 | 754.37 | 85,600.00 | 85,600.00 | 85,562.53 |
| 5131370 | 0074284407 | JUDY J EMERSON | 44 TRAILS END RD | GREEN VALLEY LAKE AI | CA | 92341 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 8.65 | 04/01/03 | 03/01/33 | 1,036.83 | 133,000.00 | 133,000.00 | 132,921.88 |
| 5131396 | 0074284423 | RENEE R TABAK | 1179 SW 40TH TERRACE | CAPE CORAL | FL | 33914 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.40 | 04/01/03 | 03/01/33 | 1,188.77 | 112,200.00 | 112,200.00 | 112,170.63 |

| LOAN NUMBER | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5041 | | | | | | | | | | | | | | | | | 349.63 | | | | | |
| 5126511 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.250 | Full | B | 505 | 75,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126537 | ARM | 4.250 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | PURCHASE | 8.500 | Stated | AA | 696 | 430,000.00 | 429,500.00 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5126685 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 9.250 | Limited | B | 556 | 142,000.00 | 0.00 | 1 | 2/5/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126859 | ARM | 5.990 | 15.900 | 9.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.900 | Full | C | 544 | 440,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126887 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | PURCHASE | 9.800 | Full | B | 507 | 160,000.00 | 160000 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5126883 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 631 | 162,000.00 | 160,000.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group I | | | N |
| 5126891 | ARM | 5.750 | 15.150 | 9.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.150 | Stated | A- | 535 | 415,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5126917 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.475 | Stated | AA | 643 | 580,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group I | | | N |
| 5126974 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 656 | 110,000.00 | 107,900.00 | 2 | 2/27/2003 | 239 | 03/01/03 | Group II | | | N |
| 5126982 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 709 | 250,000.00 | 245,000.00 | 2 | 2/12/2003 | 179 | 04/01/03 | Group II | | | N |
| 5126990 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.100 | Full | A- | 604 | 92,500.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127006 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.350 | Full | A | 617 | 476,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127022 | ARM | 5.990 | 15.425 | 9.425 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.425 | Full | A- | 477 | 455,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127063 | ARM | 6.750 | 18.350 | 12.350 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 12.350 | Full | D | 560 | 150,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127071 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.800 | Full | A | 666 | 483,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5127113 | ARM | 5.750 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Stated | A- | 495 | 200,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127121 | ARM | 4.990 | 12.650 | 6.650 | 1 | 1 | 02/01/05 | PURCHASE | 6.650 | Stated | A | 766 | 420,000.00 | 420000 | 1 | 2/10/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5127204 | ARM | 6.750 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.800 | Full | C | 538 | 240,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127212 | ARM | 5.990 | 14.100 | 8.100 | 3 | 1 | 03/01/08 | PURCHASE | 8.100 | Full | B | 651 | 76,000.00 | 76000 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127238 | ARM | 4.990 | 13.050 | 7.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.050 | Full | A | 653 | 635,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5127253 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 611 | 230,000.00 | 229,950.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5127295 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Stated | B | 463 | 348,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127378 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 730 | 339,500.00 | 339500 | 2 | 2/12/2003 | 239 | 03/01/03 | Group I | | | N |
| 5127410 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | PURCHASE | 7.550 | Stated | AA | 654 | 168,000.00 | 165,000.00 | 1 | 2/4/2003 | 358 | 04/01/03 | Group I | | | N |
| 5127451 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Full | A | 621 | 241,000.00 | 241,000.00 | 2 | 1/31/2003 | 178 | 03/01/03 | Group II | | | N |
| 5127527 | ARM | 5.990 | 14.400 | 8.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.400 | Stated | B | 624 | 150,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127535 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE | 6.350 | Stated | A | 682 | 535,000.00 | 535000 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127543 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 682 | 535,000.00 | 535000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group I | | | N |
| 5127550 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 03/01/05 | PURCHASE | 7.750 | Stated | A | 656 | 465,000.00 | 465000 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127676 | ARM | 5.990 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.650 | Full | B | 504 | 175,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5127826 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 661 | 149,000.00 | 145,000.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5127859 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 620 | 314,000.00 | 311,005.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5127883 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 491 | 225,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127840 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.200 | Full | C | 508 | 172,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127885 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Full | B- | 489 | 92,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5127881 | ARM | 5.750 | 13.450 | 7.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.450 | Full | A- | 625 | 460,000.00 | 0.00 | 1 | 2/18/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5127807 | ARM | 4.750 | 14.200 | 8.200 | 1 | 1 | 02/01/05 | PURCHASE | 8.200 | Stated | AA | 635 | 124,500.00 | 124,500.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128004 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.800 | Stated | AA | 647 | 223,000.00 | 0.00 | 1 | 2/24/2003 | 179 | 04/01/03 | Group I | | | N |
| 5128012 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.700 | Stated | A- | 653 | 228,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128020 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.625 | Stated | AA | 645 | 860,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5128053 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | PURCHASE | 9.600 | Full | A- | 506 | 378,000.00 | 373,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128078 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 624 | 215,000.00 | 215,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5128111 | ARM | 5.990 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Full | B | 513 | 52,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128145 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B | 488 | 97,500.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128316 | ARM | 4.990 | 13.650 | 7.650 | 1 | 1 | 03/01/05 | PURCHASE | 7.650 | Stated | A | 676 | 537,000.00 | 537000 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128384 | ARM | 4.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | PURCHASE | 8.800 | Full | A- | 587 | 674,000.00 | 625,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128487 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 | 02/01/05 | PURCHASE | 10.100 | Full | B- | 523 | 52,000.00 | 52000 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128483 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 03/01/05 | PURCHASE | 11.000 | Full | B- | 605 | 170,000.00 | 170000 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128533 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 614 | 735,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5128582 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.875 | Stated | AA | 681 | 700,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | | | N |
| 5128590 | FXD | 0.000 | 7.000 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.000 | Stated | A | 613 | 620,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 04/01/03 | Group II | | | N |
| 5128618 | ARM | 5.990 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.200 | Full | B | 468 | 109,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128824 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.800 | Full | B | 536 | 129,000.00 | 0 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5128857 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 730 | 185,000.00 | 185000 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5128715 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 780 | 300,000.00 | 295,000.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5128723 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | PURCHASE | 8.550 | Full | A- | 522 | 130,000.00 | 130,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128758 | ARM | 5.750 | 14.050 | 8.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.050 | Full | A- | 530 | 535,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128848 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.250 | Full | A- | 590 | 430,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128871 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 638 | 115,000.00 | 107,000.00 | 2 | 2/12/2003 | 239 | 03/01/03 | Group II | | | N |
| 5128905 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.950 | Full | B | 511 | 93,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5128939 | ARM | 6.250 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | PURCHASE | 10.800 | Full | B- | 523 | 100,000.00 | 98000 | 1 | 2/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128947 | ARM | 5.990 | 15.200 | 9.200 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.200 | Full | B | 507 | 174,500.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128954 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 03/01/05 | PURCHASE | 11.000 | Full | B- | 503 | 69,950.00 | 69950 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5128996 | ARM | 5.990 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.500 | Full | B | 612 | 840,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5129051 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | B | 467 | 185,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129110 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 | 03/01/05 | PURCHASE | 10.850 | Full | B- | 554 | 115,000.00 | 103,500.00 | 1 | 3/3/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5129127 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | | PURCHASE | 7.450 | Stated | AA | 684 | 135,000.00 | 135,000.00 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5129135 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.550 | Full | B | 585 | 110,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129333 | ARM | 4.990 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.500 | Full | A- | 561 | ########## | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129374 | ARM | 5.750 | 13.500 | 7.500 | 1 | 1 | 02/01/05 | REFI-CASHOUT | 7.500 | Full | A- | 583 | 860,000.00 | 0 | 1 | 2/5/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5129490 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.300 | Full | B | 549 | 235,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129515 | ARM | 5.990 | 13.050 | 7.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.050 | Full | B | 672 | 310,000.00 | 0 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5129658 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.900 | Full | C | 510 | 600,000.00 | 0 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129101 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 682 | 66,000.00 | 66,000.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 5129440 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B | 540 | 250,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129463 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.250 | Full | B | 486 | 125,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5129895 | ARM | 6.750 | 17.750 | 11.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.750 | Full | C | 518 | 54,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5129937 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.300 | Full | B | 580 | 285,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130083 | ARM | 4.990 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.500 | Full | A- | 539 | 450,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130091 | FXD | 0.000 | 7.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.950 | Full | AA | 633 | 140,000.00 | 0.00 | 1 | 2/18/2003 | 358 | 03/01/03 | Group II | | | N |
| 5130174 | FXD | 0.000 | 12.000 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.000 | Full | B- | 503 | 50,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group I | | | N |
| 5130190 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 502 | 87,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130208 | FXD | 0.000 | 11.350 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 11.350 | Full | B- | 533 | 83,000.00 | 0.00 | 1 | 2/14/2003 | 358 | 04/01/03 | Group II | | | N |
| 5130232 | ARM | 4.990 | 14.350 | 8.350 | 1 | 1 | 03/01/05 | PURCHASE | 8.350 | Limited | A | 637 | 155,000.00 | 155,000.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130414 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.200 | Stated | AA | 654 | 200,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | | | N |
| 5130422 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Full | B- | 481 | 75,000.00 | 0.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130653 | ARM | 6.250 | 17.900 | 11.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.900 | Full | B- | 496 | 110,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130679 | ARM | 6.750 | 15.550 | 9.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.550 | Full | C | 568 | 280,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5130703 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 688 | 315,000.00 | 315,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5130711 | ARM | 6.250 | 14.200 | 8.200 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.200 | Stated | B- | 546 | 115,000.00 | 0.00 | 1 | 3/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130810 | ARM | 4.990 | 12.800 | 6.800 | 1 | 1 | 03/01/05 | PURCHASE | 6.800 | Full | A | 634 | 475,500.00 | 474800 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130828 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 634 | 475,500.00 | 474,800.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group I | | | N |
| 5130836 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE | 6.350 | Full | A | 724 | 435,000.00 | 435,000.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5130844 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 724 | 435,000.00 | 435,000.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5130885 | ARM | 5.990 | 14.900 | 8.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.900 | Full | B | 555 | 75,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5130901 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 671 | 270,000.00 | 264,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5130935 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.000 | Stated | AA | 668 | 677,000.00 | 0 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5131032 | ARM | 5.990 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | PURCHASE | 10.600 | Full | B | 541 | 59,000.00 | 59000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5131057 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.300 | Stated | AA | 688 | 240,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | | | N |
| 5131115 | ARM | 5.990 | 17.150 | 11.150 | 3 | 1 | 03/01/08 | REFI-CASHOUT | 11.150 | Stated | B | 483 | 200,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5131172 | ARM | 5.990 | 15.300 | 9.300 | 3 | 1 | 03/01/08 | PURCHASE | 9.300 | Full | B | 549 | 59,000.00 | 59000 | 1 | 2/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5131255 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.100 | Full | A | 629 | 300,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5131271 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 631 | 238,500.00 | 238500 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 5131313 | ARM | 5.990 | 13.800 | 7.800 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.800 | Full | B | 601 | 70,000.00 | 0 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5131339 | ARM | 4.990 | 16.050 | 10.050 | 1 | 1 | 03/01/05 | PURCHASE | 10.050 | Full | B | 541 | 107,000.00 | 107000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5131370 | ARM | 5.990 | 14.650 | 8.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.650 | Stated | B | 584 | 190,000.00 | 0.00 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5131396 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.400 | Full | B- | 488 | 132,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7251
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**

**Closing Date: April 4, 2003**

Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP |
|---|---|---|---|---|---|---|
| 131412 | 0074284449 | MELISSA M CUMMINGS | 102 S YADKIN AVENUE | SPENCER | NC | 28159 |
| 131438 | 0074284464 | PATRICIA A RODRIGUEZ | 1218 S WHEELING WAY | AURORA | CO | 80012 |
| 131452 | 0074284480 | ROSA ZARAGOZA | 7733 GINGERBLOSSOM DRIVE | CITRUS HEIGHTS | CA | 95621 |
| 131529 | 0074284555 | LENNIS D MCHUTT | 2884 BUENA VISTA AVENUE | LEMON GROVE | CA | 91945 |
| 131537 | 0074284563 | SERGIO BAZAN | 2123 SKYLARK COURT #4 | UNION CITY | CA | 94587 |
| 131610 | 0074284647 | MARCELA VILLANUEVA | 2532 ASO TARO ROAD | STOCKTON | CA | 95206 |
| 131668 | 0074284688 | EDSON L BESSA | 8154 ISLAND DATE STREET | SARASOTA | FL | 34232 |
| 131677 | 0074284696 | MARIA MILLAN | 10451 KILLARNEY DR | RIVERSIDE | CA | 92503 |
| 131693 | 0074284712 | MELISSA M CUMMINGS | 185 LEONARD ROAD | SALISBURY | NC | 28146 |
| 131776 | 0074284795 | MELISSA M CUMMINGS | 628 N FULTON STREET | SALISBURY | NC | 28144 |
| 131818 | 0074284837 | GLENDA B WADE | 1028 HIGHLAND CIRCLE | FAIRFIELD | AL | 35064 |
| 131908 | 0074284928 | JOHN CLICE | 2808 AMHERST AVENUE | UNIVERSITY PARK | TX | 75225 |
| 131917 | 0074284936 | WILLIAM MORRIS | 1829 S EWING AVENUE | MINNEAPOLIS | MN | 55416 |
| 131968 | 0074284985 | WILLIAM GARDELL | 233 N EVERGREEN DRIVE | SELDEN | NY | 11784 |
| 132022 | 0074285040 | RICK JACOBI | 8283 E MOUNTAIN SPRING ROAD | SCOTTSDALE | AZ | 85255 |
| 132055 | 0074285073 | SHONE SCOTT | 301 30TH AVENUE N | MINNEAPOLIS | MN | 55411 |
| 132083 | 0074285081 | ANTONIO BACA | 1307 W EDWARDS STREET | CARLSBAD | NM | 88220 |
| 132113 | 0074285131 | MICHAEL A WAYNE | 1900 S WOODS COURT | LA HABRA | CA | 90631 |
| 132121 | 0074285149 | WILLIAM HILTON | 817 FORREST ST | HILLSBOROUGH | NC | 27278 |
| 132154 | 0074285172 | DEBRA HUNS | 68 W 2700 SOUTH | SALT LAKE CITY | UT | 84115 |
| 132182 | 0074285180 | DOROTHY HIPP | 7124 TRIPOLI WAY | ORLANDO | FL | 32822 |
| 132220 | 0074285248 | MARIE C KNIGHT | 21083 N 33RD LANE | PHOENIX | AZ | 85027 |
| 132279 | 0074285297 | SHARON A PAYE | 908 LINDSEY ROAD | BIG SANDY | TX | 75755 |
| 132287 | 0074285305 | TERESA VERRASTRO | 4 HARBOR CIRCLE | CENTERPORT | NY | 11721 |
| 132295 | 0074285313 | ARTEMIO LIMON | 10022 WOODICO DR | HOUSTON | TX | 77038 |
| 132444 | 0074285461 | MELINDA C HUGHES | 19600 NW TURK ROAD | BANKS | OR | 97106 |
| 132485 | 0074285503 | HUSSEIN JOMAA | 14725 TIREMAN ST | DEARBORN | MI | 48126 |
| 132493 | 0074285511 | HELEN BROOKS | 616 COUNTRY CLUB | KANKAKEE | IL | 60901 |
| 132535 | 0074285552 | KEVIN TURPIN | 16580 LIBERTY STREET | SAN LEANDRO | CA | 94578 |
| 132592 | 0074285610 | GUY TURTORO JR | 138 THIRD AVENUE | STRATFORD | CT | 6615 |
| 132667 | 0074285685 | JAMES MARMION | 17109 SYLVAN RIVER 124 | FOUNTAIN VALLEY | CA | 92708 |
| 132676 | 0074285693 | DELBERT A WHETTER | 843 OZONE AVENUE | SANTA MONICA | CA | 90405 |
| 132733 | 0074285750 | VICKI E THOMAS | 9325 E 47TH ST | KANSAS CITY | MO | 64133 |
| 132741 | 0074285768 | CRAIG CHASE | 7808 ELMHURST AVENUE | PARKVILLE | MO | 21234 |
| 132782 | 0074285800 | DELBERT A WHETTER | 843 OZONE AVENUE | SANTA MONICA | CA | 90405 |
| 132790 | 0074285818 | DICKIE R BARR | 417 E MANDALAY DRIVE | OLMOS PARK | TX | 78212 |
| 132857 | 0074285875 | MARC J PERINO | 228 MIKAL NICOLE DRIVE | IGNACIO | CO | 81137 |
| 132865 | 0074285883 | ANTHONY SANDOVAL | 1006 E CITRUS EDGE STREET | AZUSA | CA | 91702 |
| 132923 | 0074285941 | LORIN SNELGROVE | 155 OUACHITA 290 | BEARDEN | AR | 71720 |
| 132931 | 0074285958 | MIKE WITTITOW | 3827 PARTHENIA ST | LOUISVILLE | KY | 40215 |
| 132949 | 0074285966 | MARILYN D HUBBARD | 1314 S CLAREMONT AVE | CHICAGO | IL | 60608 |
| 132964 | 0074285982 | YVONNE E IDAHOSA | 20416 INGOMAR STREET | LOS ANGELES | CA | 91306 |
| 132998 | 0074286014 | MATTHEW M DINGES | 7780 CLUB CREST DRIVE | ARVADA | CO | 80005 |
| 133053 | 0074286071 | MAFILEO TAUMOEPEAU | 7609 6TH STREET | BUENA PARK | CA | 90621 |
| 133202 | 0074286220 | YVONNE E IDAHOSA | 20416 INGOMAR STREET | LOS ANGELES | CA | 91306 |
| 133244 | 0074286261 | ROCHELLE M WILLIAMSON | 48 17TH AVENUE SOUTH | BIRMINGHAM | AL | 35205 |
| 133285 | 0074286303 | OUIET K NCUBE | 6120 PACIFIC COAST HIGHWAY | TORRANCE | CA | 90505 |
| [illegible] | [illegible] | ELLENA E DIXON | 6005 SHAWCROFT DRIVE | SAN JOSE | CA | 95123 |
| [illegible] | [illegible] | MARION JEFFERSON | 655 BOYD | BEAUMONT | TX | 77705 |
| [illegible] | [illegible] | JASON RICHARDS | 762 BURGES STREET | SEGUIN | TX | 78155 |
| [illegible] | [illegible] | LINDA A MURPHY | 848 TRALEE CT | GURNEE | IL | 60031 |
| [illegible] | [illegible] | SOPHIE PAGAYON | 7858 VENTURA CANYON AVE | LOS ANGELES | CA | 91402 |
| [illegible] | [illegible] | GILBERT KIRK | BOX 300 MILL CREEK RANCH RD | BRIGGS | TX | 78608 |
| [illegible] | [illegible] | DAVID RODRIGUEZ | 8108 LAKE VISTA DRIVE | DALLAS | TX | 75249 |
| [illegible] | [illegible] | TORSTEN K UENALI | 6215 53RD NE | SEATTLE | WA | 98115 |
| [illegible] | [illegible] | MICHAEL J WELTON | 1220 PAJARO STREET | SALINAS | CA | 93901 |
| [illegible] | [illegible] | FRANK J LYNCH IV | 44 BUCKTHORN DRIVE | LITTLETON | CO | 80127 |
| [illegible] | [illegible] | TARA THOMAS | 4659 RIDGEROD LN | HOUSTON | TX | 77053 |
| [illegible] | [illegible] | SILMA ALMA | 8270 PALMETTO AVENUE | FONTANA | CA | 92335 |
| [illegible] | [illegible] | TODD R LOBE | 15695 S MAPLELANE RD | OREGON CITY | OR | 97045 |
| [illegible] | [illegible] | ROBERT E SWEET | 1804 SAN JOSE AVENUE | ALAMEDA | CA | 94501 |
| [illegible] | [illegible] | JASON P ATWATER | 983 B ARBOR WAY | LAYTON | UT | 84041 |
| [illegible] | [illegible] | ALEJANDRO BUSTAMANTE | 3428 FM 665 | PETRONILA | TX | 78380 |
| [illegible] | [illegible] | TIMOTHY J GROSE | 198 WALNUT WAY | BOERNE | TX | 78006 |
| [illegible] | [illegible] | EDDIE J SCARBROUGH | 11016 PALESTRINA ROAD | CHARLOTTE | NC | 28219 |
| [illegible] | [illegible] | LYNN TRUONG | 288 HEARST AVENUE | SAN FRANCISCO | CA | 94112 |
| [illegible] | [illegible] | LYNN TRUONG | 288 HEARST AVENUE | SAN FRANCISCO | CA | 94112 |
| [illegible] | [illegible] | WALTER V HUGHES | 27058 MCKINLEY RD | CANTON | IL | 61520 |
| [illegible] | [illegible] | WAEL B SERUGE | 225 WHIPPLE AVENUE | SAN FRANCISCO | CA | 94112 |
| [illegible] | [illegible] | WAEL B SERUGE | 225 WHIPPLE AVENUE | SAN FRANCISCO | CA | 94112 |
| [illegible] | [illegible] | JAIME E GUERRA | 18147 FISHHOOK COURT | MIDDLETOWN | CA | 95461 |
| [illegible] | [illegible] | FREDDA EBLE-JENKINS | 6006 FALL RIVER DRIVE | DALLAS | TX | 75228 |
| [illegible] | [illegible] | PUTZEL PETTWAY | 139 QUAIL HOLLOW DRIVE | SELMA | AL | 36703 |
| [illegible] | [illegible] | RENEA SANTRY | 178 DOGWOOD LN | WAUKEE | IA | 50263 |
| [illegible] | [illegible] | RONALD L CORWIN | 1512 PINEWOOD CT | LONGMONT | CO | 80501 |
| [illegible] | [illegible] | OFELIA G RIVERA | 2311 DUTTON AVENUE | SANTA ROSA | CA | 95407 |
| [illegible] | [illegible] | DARCY L STRACHAN | 16418 NE FREMONT STREET | PORTLAND | OR | 97230 |
| [illegible] | [illegible] | GREGORY RINGERING | 2209 6TH ST | WENATCHEE | WA | 98801 |
| [illegible] | [illegible] | BRUCE P BERGEVIN | 25311 S BARLOW RD | CANBY | OR | 97013 |
| [illegible] | [illegible] | RYAN B BOWEN | 6229 NW HOGE AVENUE | PORTLAND | OR | 97231 |
| [illegible] | [illegible] | LUCINEIA FRANCA | 12528 NE 134TH PLACE | KIRKLAND | WA | 98034 |
| [illegible] | [illegible] | KELLY JOHANSEN | 1435 NE 61ST 209 | HILLSBORO | OR | 97124 |
| [illegible] | [illegible] | LARRY V PEDROZA | 244 ARMED COURT | SAN JOSE | CA | 95111 |
| [illegible] | [illegible] | PEGGY JOHNSON | 2762 HOUSTON AVENUE | STOCKTON | CA | 95206 |
| [illegible] | [illegible] | CARMEN GUILLEN | 1898 HARVEST CIRCLE | OAKLEY | CA | 94561 |
| [illegible] | [illegible] | DARREL HOFFER | 10457 PEARL STREET | NORTHGLENN | CO | 80233 |
| [illegible] | [illegible] | MARY CARPENTER | 1455 EMPRESS LANE | BRENTWOOD | CA | 94513 |
| [illegible] | [illegible] | MARY CARPENTER | 1455 EMPRESS LANE | BRENTWOOD | CA | 94513 |
| [illegible] | [illegible] | DAN ORSAK | 5602 HIGHLAND PASS | AUSTIN | TX | 78731 |
| [illegible] | [illegible] | ZENAIDA G AGITO | 93 BONITA STREET #8 | ARCADIA | CA | 91006 |
| [illegible] | [illegible] | STEVEN ELDERS | 7664 BASE CREEK | HUDSONVILLE | MI | 49426 |
| [illegible] | [illegible] | RONDIA DONALDSON | 3733 PALM ROAD | LAKELAND | FL | 33810 |
| [illegible] | [illegible] | PAULINO GUERRA | 7041 MYRTLE AVE | WINTON | CA | 95388 |
| [illegible] | [illegible] | MICHAEL D MOLDOVAN | 1734 CEDAR COURT | OAKLEY | CA | 94561 |
| [illegible] | [illegible] | MIGUEL AYALA | 2042 RILEY COURT | CONCORD | CA | 94520 |
| [illegible] | [illegible] | LUIS PORTILLO | 1823 SHADOWBROOK DR | MERCED | CA | 95348 |
| [illegible] | [illegible] | ZENAIDA G AGITO | 93 BONITA STREET #8 | ARCADIA | CA | 91006 |
| [illegible] | [illegible] | DAVID A BIELEH | 16018 MESSENGER RD | BURTON | OH | 44021 |
| [illegible] | [illegible] | OFELIA BOBADILLA | 4513 TRIPLE CROWN CT | ANTIOCH | CA | 94531 |
| [illegible] | [illegible] | BRIAN DESIMONE | 4445 BRENTON ROAD | LITCHFIELD | OH | 44253 |
| [illegible] | [illegible] | RICHARD M LEWIS | 2433 W LAFAYETTE ST | LAUREL | IN | 47024 |
| [illegible] | [illegible] | AMBROSE C NNAMEDE | 2258 38TH AVENUE | OAKLAND | CA | 94601 |
| [illegible] | [illegible] | CHRIS S EPSTEIN | 341 VINTAGE GLEN COURT | SANTA ROSA | CA | 95401 |
| [illegible] | [illegible] | TERRY L JESTER | 207 MANUEL COURT | BAY POINT | CA | 94565 |
| [illegible] | [illegible] | DANIEL ROSE | 4049 DOBBINS ROAD | POLAND | OH | 44514 |
| [illegible] | [illegible] | DANA HOPKINSON | 29 S CENTER ST | LEHI | UT | 84043 |
| [illegible] | [illegible] | MARGARET LABORDE | 6421 CLAY ALLISON PASS | AUSTIN | TX | 78749 |

| Row | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.167) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (227,853,520.25) | PRINCIPAL BALANCE (226,895,597.98) | SCHEDULED BALANCE (226,370,950.24) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.05 | 04/01/03 | 03/01/33 | 613.37 | 69,600.00 | 69,600.00 | 69,569.63 |
| 2 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 230.79 | 21,985.00 | 21,970.41 | 21,970.41 |
| 3 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.70 | 04/01/03 | 03/01/33 | 1,344.64 | 209,000.00 | 209,000.00 | 208,818.28 |
| 4 | OWNER-OCC | SFR | 360 | 78.69 | 78.69 | 8.75 | 04/01/03 | 03/01/33 | 1,888.09 | 240,000.00 | 239,861.91 | 239,861.91 |
| 5 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 454.63 | 44,800.00 | 44,748.50 | 44,748.50 |
| 6 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 578.64 | 58,800.00 | 58,800.00 | 58,732.17 |
| 7 | OWNER-OCC | SFR | 360 | 78.55 | 78.55 | 6.88 | 04/01/03 | 03/01/33 | 729.20 | 111,000.00 | 110,906.74 | 110,906.74 |
| 8 | OWNER-OCC | SFR | 240 | 18.80 | 88.51 | 10.75 | 04/01/03 | 03/01/23 | 414.27 | 40,800.00 | 40,751.28 | 40,751.28 |
| 9 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.05 | 04/01/03 | 03/01/33 | 507.62 | 57,600.00 | 57,600.00 | 57,574.78 |
| 10 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 10.05 | 04/01/03 | 03/01/33 | 521.72 | 59,200.00 | 59,200.00 | 59,174.06 |
| 11 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 265.08 | 23,980.00 | 23,980.00 | 23,924.75 |
| 12 | OWNER-OCC | SFR | 360 | 66.48 | 66.48 | 7.10 | 04/01/03 | 03/01/33 | 3,662.58 | 545,000.00 | 545,000.00 | 544,562.00 |
| 13 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.65 | 04/01/03 | 03/01/33 | 4,101.00 | 578,000.00 | 578,000.00 | 577,583.75 |
| 14 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.30 | 04/01/03 | 03/01/33 | 1,444.23 | 160,500.00 | 160,500.00 | 160,433.41 |
| 15 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 5.88 | 04/01/03 | 03/01/33 | 3,615.78 | 611,250.00 | 611,250.00 | 610,628.80 |
| 16 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.65 | 04/01/03 | 03/01/33 | 1,013.62 | 117,000.00 | 117,000.00 | 116,944.50 |
| 17 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.65 | 04/01/03 | 03/01/33 | 577.01 | 57,600.00 | 57,582.19 | 57,582.19 |
| 18 | OWNER-OCC | PUD | 360 | 45.28 | 45.28 | 6.60 | 04/01/03 | 03/01/33 | 2,254.47 | 353,000.00 | 353,000.00 | 352,687.03 |
| 19 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 04/01/03 | 03/01/33 | 613.38 | 62,450.00 | 62,423.35 | 62,423.35 |
| 20 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.50 | 04/01/03 | 03/01/33 | 751.23 | 82,125.00 | 82,125.00 | 82,092.36 |
| 21 | OWNER-OCC | SFR | 360 | 84.94 | 84.94 | 11.25 | 04/01/03 | 03/01/33 | 536.14 | 55,200.00 | 55,181.36 | 55,181.36 |
| 22 | OWNER-OCC | SFR | 360 | 75.88 | 75.88 | 5.88 | 03/01/03 | 02/01/33 | 511.69 | 86,500.00 | 86,316.53 | 86,316.53 |
| 23 | NON OWNER | SFR | 360 | 57.97 | 67.97 | 9.75 | 04/01/03 | 03/01/33 | 687.33 | 80,000.00 | 79,312.48 | 79,312.48 |
| 24 | OWNER-OCC | SFR | 360 | 73.78 | 73.78 | 9.50 | 04/01/03 | 03/01/33 | 4,187.46 | 498,000.00 | 497,755.04 | 497,755.04 |
| 25 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.95 | 04/01/03 | 03/01/33 | 566.70 | 77,600.00 | 77,305.40 | 77,305.40 |
| 26 | OWNER-OCC | SFR | 360 | 37.50 | 37.50 | 8.10 | 04/01/03 | 03/01/33 | 1,111.13 | 150,000.00 | 149,812.50 | 149,812.50 |
| 27 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.30 | 04/01/03 | 03/01/33 | 1,190.47 | 132,300.00 | 132,300.00 | 132,245.11 |
| 28 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 04/01/03 | 03/01/33 | 417.95 | 43,200.00 | 43,200.00 | 43,185.25 |
| 29 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 10.55 | 04/01/03 | 03/01/33 | 1,896.87 | 206,500.00 | 206,500.00 | 206,418.81 |
| 30 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 | 04/01/03 | 03/01/33 | 1,772.05 | 225,250.00 | 225,250.00 | 225,120.40 |
| 31 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 8.10 | 04/01/03 | 03/01/33 | 1,331.40 | 164,000.00 | 164,000.00 | 163,892.17 |
| 32 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.99 | 04/01/03 | 03/01/33 | 2,706.34 | 407,200.00 | 407,200.00 | 406,865.56 |
| 33 | NON OWNER | SFR | 360 | 75.00 | 75.00 | 9.55 | 04/01/03 | 03/01/33 | 380.03 | 45,000.00 | 44,978.09 | 44,978.09 |
| 34 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.60 | 04/01/03 | 03/01/33 | 1,104.25 | 172,900.00 | 172,900.00 | 172,748.70 |
| 35 | OWNER-OCC | SFR | 240 | 19.65 | 99.65 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 100,000.00 | 99,880.60 |
| 36 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 04/01/03 | 03/01/33 | 4,721.80 | 728,000.00 | 728,000.00 | 727,373.20 |
| 37 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 | 6.45 | 04/01/03 | 03/01/33 | 958.55 | 125,375.00 | 125,298.26 | 125,298.26 |
| 38 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.70 | 04/01/03 | 03/01/33 | 1,693.29 | 237,500.00 | 237,500.00 | 237,330.67 |
| 39 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.50 | 04/01/03 | 03/01/33 | 777.53 | 85,000.00 | 85,000.00 | 84,966.22 |
| 40 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.20 | 04/01/03 | 03/01/33 | 440.43 | 58,900.00 | 58,862.05 | 58,862.05 |
| 41 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.30 | 04/01/03 | 03/01/33 | 1,318.30 | 192,000.00 | 192,000.00 | 191,851.70 |
| 42 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.70 | 04/01/03 | 03/01/33 | 1,880.07 | 327,200.00 | 326,855.13 | 326,855.13 |
| 43 | OWNER-OCC | SFR | 360 | 81.91 | 81.90 | 12.50 | 04/01/03 | 03/01/33 | 1,387.44 | 130,000.00 | 130,000.00 | 129,966.73 |
| 44 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 520.18 | 48,000.00 | 48,000.00 | 47,949.82 |
| 45 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.89 | 04/01/03 | 03/01/23 | 788.85 | 81,600.00 | 81,482.14 | 81,482.14 |
| 46 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 04/01/03 | 03/01/33 | 678.48 | 80,775.00 | 80,775.00 | 80,753.09 |
| 47 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.48 | 04/01/03 | 03/01/33 | 4,297.72 | 561,000.00 | 561,000.00 | 560,657.33 |
| 48 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.65 | 03/01/03 | 02/01/33 | 2,742.26 | 418,500.00 | 418,144.68 | 418,144.68 |
| 49 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 12.64 | 04/01/03 | 03/01/33 | 889.53 | 82,500.00 | 82,500.00 | 82,479.54 |
| 50 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.55 | 04/01/03 | 03/01/33 | 382.51 | 42,075.00 | 42,075.00 | 42,054.10 |
| 51 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 888.70 | 84,200.00 | 84,128.43 | 84,128.43 |
| 52 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.13 | 04/01/03 | 03/01/33 | 1,883.24 | 243,750.00 | 243,750.00 | 243,620.20 |
| 53 | OWNER-OCC | MANU/MOBIL | 360 | 60.00 | 60.00 | 9.95 | 04/01/03 | 03/01/33 | 714.52 | 59,200.00 | 59,200.00 | 59,150.79 |
| 54 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 8.99 | 04/01/03 | 03/01/23 | 322.10 | 33,400.00 | 33,400.00 | 33,350.86 |
| 55 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.20 | 04/01/03 | 03/01/33 | 2,260.37 | 333,000.00 | 333,000.00 | 332,737.63 |
| 56 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 2,971.16 | 340,000.00 | 340,000.00 | 339,847.96 |
| 57 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 6.65 | 04/01/03 | 03/01/33 | 2,264.54 | 352,750.00 | 352,750.00 | 352,440.28 |
| 58 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.20 | 04/01/03 | 03/01/33 | 634.10 | 84,800.00 | 84,800.00 | 84,745.37 |
| 59 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.88 | 04/01/03 | 03/01/23 | 330.78 | 34,300.00 | 34,300.00 | 34,254.77 |
| 60 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.99 | 04/01/03 | 03/01/33 | 1,361.02 | 157,500.00 | 157,500.00 | 157,430.17 |
| 61 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 | 03/01/03 | 02/01/33 | 3,252.64 | 484,000.00 | 483,611.03 | 483,218.76 |
| 62 | OWNER-OCC | SFR | 360 | 78.80 | 78.80 | 6.00 | 04/01/03 | 03/01/33 | 1,105.58 | 184,400.00 | 184,400.00 | 184,216.42 |
| 63 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.90 | 04/01/03 | 03/01/33 | 650.91 | 74,800.00 | 74,800.00 | 74,766.19 |
| 64 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 6.95 | 04/01/03 | 03/01/33 | 818.80 | 77,000.00 | 76,957.49 | 76,957.49 |
| 65 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.45 | 04/01/03 | 03/01/33 | 1,373.16 | 139,200.00 | 139,200.00 | 139,155.02 |
| 66 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 04/01/03 | 03/01/33 | 3,714.54 | 516,000.00 | 516,000.00 | 515,639.46 |
| 67 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 1,397.99 | 129,000.00 | 129,000.00 | 128,861.39 |
| 68 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.50 | 04/01/03 | 03/01/33 | 740.94 | 81,000.00 | 81,000.00 | 80,967.81 |
| 69 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.10 | 04/01/03 | 03/01/33 | 2,375.50 | 392,000.00 | 392,000.00 | 391,617.17 |
| 70 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 954.13 | 94,000.00 | 94,000.00 | 93,882.86 |
| 71 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 7.20 | 04/01/03 | 03/01/33 | 1,708.89 | 251,750.00 | 251,551.65 | 251,551.65 |
| 72 | OWNER-OCC | SFR | 360 | 77.24 | 77.24 | 7.40 | 04/01/03 | 03/01/33 | 775.47 | 112,000.00 | 112,000.00 | 111,915.20 |
| 73 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.10 | 04/01/03 | 03/01/33 | 1,054.42 | 142,200.00 | 142,200.00 | 142,123.93 |
| 74 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 329.47 | 31,400.00 | 31,264.91 | 31,264.91 |
| 75 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.78 | 04/01/03 | 03/01/23 | 394.56 | 41,600.00 | 41,543.41 | 41,543.41 |
| 76 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 646.06 | 59,800.00 | 59,800.00 | 59,737.48 |
| 77 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 522.33 | 48,290.00 | 48,290.00 | 48,239.60 |
| 78 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 03/01/03 | 02/01/23 | 346.78 | 32,000.00 | 31,968.54 | 31,932.76 |
| 79 | OWNER-OCC | SFR | 360 | 82.17 | 82.17 | 8.75 | 04/01/03 | 03/01/33 | 1,486.67 | 189,000.00 | 189,000.00 | 188,891.26 |
| 80 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 316.74 | 31,200.00 | 31,200.00 | 31,162.24 |
| 81 | OWNER OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 605.43 | 57,700.00 | 57,700.00 | 57,637.82 |
| 82 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 259.90 | 25,600.00 | 25,600.00 | 25,569.52 |
| 83 | OWNER-OCC | SFR | 360 | 79.16 | 79.16 | 8.60 | 04/01/03 | 03/01/33 | 2,328.04 | 300,000.00 | 300,000.00 | 299,821.96 |
| 84 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 401.24 | 37,024.00 | 37,024.00 | 36,985.19 |
| 85 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 619.09 | 60,980.00 | 60,980.00 | 60,907.21 |
| 86 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 04/01/03 | 03/01/33 | 1,483.35 | 145,400.00 | 145,400.00 | 145,357.45 |
| 87 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.05 | 04/01/03 | 03/01/33 | 2,455.34 | 367,200.00 | 367,200.00 | 366,901.96 |
| 88 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 894.85 | 81,800.00 | 81,800.00 | 81,714.41 |
| 89 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.35 | 04/01/03 | 03/01/33 | 1,736.21 | 252,000.00 | 251,757.28 | 251,757.28 |
| 90 | OWNER-OCC | CONDO | 360 | 88.00 | 88.00 | 8.50 | 04/01/03 | 03/01/33 | 2,411.88 | 381,600.00 | 381,600.00 | 361,256.02 |
| 91 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.40 | 04/01/03 | 03/01/33 | 833.18 | 133,200.00 | 133,200.00 | 133,077.22 |
| 92 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.55 | 04/01/03 | 03/01/33 | 843.17 | 91,800.00 | 91,800.00 | 91,783.91 |
| 93 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 298.48 | 29,400.00 | 29,364.89 | 29,364.89 |
| 94 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 557.97 | 54,960.00 | 54,894.38 | 54,894.38 |
| 95 | OWNER-OCC | 2-4 UNITS | 360 | 65.00 | 65.00 | 6.70 | 04/01/03 | 03/01/33 | 3,054.22 | 390,000.00 | 390,000.00 | 389,773.28 |
| 96 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 313.02 | 33,000.00 | 32,955.11 | 32,955.11 |
| 97 | OWNER-OCC | CONDO | 240 | 15.00 | 95.00 | 11.75 | 04/01/03 | 03/01/23 | 775.40 | 71,550.00 | 71,550.00 | 71,475.19 |
| 98 | OWNER-OCC | SFR | 360 | 83.00 | 83.00 | 7.75 | 04/01/03 | 03/01/33 | 1,960.11 | 273,600.00 | 273,600.00 | 273,406.88 |
| 99 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.95 | 04/01/03 | 03/01/33 | 2,462.45 | 372,000.00 | 372,000.00 | 371,692.05 |
| 100 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.65 | 04/01/03 | 03/01/33 | 1,873.25 | 202,300.00 | 202,222.18 | 202,222.18 |
| 101 | OWNER-OCC | MANU/MOBIL | 360 | 70.00 | 70.00 | 10.60 | 04/01/03 | 03/01/33 | 547.27 | 58,800.00 | 58,777.13 | 58,777.13 |
| 102 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 7.15 | 04/01/03 | 03/01/33 | 1,985.70 | 294,000.00 | 294,000.00 | 293,766.05 |
| 103 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.50 | 04/01/03 | 03/01/33 | 1,819.35 | 274,500.00 | 274,500.00 | 274,296.28 |
| 104 | OWNER-OCC | SFR | 360 | 88.00 | 88.00 | 6.45 | 04/01/03 | 03/01/33 | 1,521.66 | 242,000.00 | 241,779.09 | 241,779.09 |
| 105 | OWNER-OCC | SFR | 360 | 44.67 | 44.67 | 10.55 | 04/01/03 | 03/01/33 | 459.24 | 50,000.00 | 50,000.00 | 49,980.34 |
| 106 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.30 | 04/01/03 | 03/01/33 | 1,070.89 | 129,600.00 | 129,600.00 | 129,533.51 |
| 107 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 370.32 | 38,400.00 | 38,400.00 | 38,349.36 |

| LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

OCM_LBMLT_2003-2_MtgTotal_040303.xls
4/3/2003 2:56 PM



Prepared by: [illegible], Sr. Sys. Systems Analyst, Capital Market Division

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5041 | | | | | | | | | | | | 8.267 | | | | 927,853,520.25 | 926,895,587.93 | 926,170,950.24 | | | | | | | | | | | | | | | | | 349.63 | | | | | |
| 135884 | 0074288945 | BRIAN GLINKA | 6402 WILBER AVE | PARMA | OH | 44129 | OWNER-OCC | SFR | 360 | 78.95 | 78.95 | 8.75 | 04/01/03 | 03/01/33 | 481.03 | 105,000.00 | 104,821.50 | 104,821.50 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 8.750 | Stated | AA | 650 | 133,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 04/01/03 | Group I | | | N |
| 135934 | 0074288094 | WAYNE WILLIAMS | 2787 E 9TH AVE | COLUMBUS | OH | 43219 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.75 | 04/01/03 | 03/01/33 | 560.09 | 60,000.00 | 60,000.00 | 59,977.41 | ARM | 8.250 | 16.750 | 10.750 | 1 | 1 | 03/01/05 | PURCHASE | 10.750 | Full | B- | 507 | 75,000.00 | 75,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 135947 | 0074289000 | DINAH GREEN | 5801 ARTHINGTON STREET | HOUSTON | TX | 77053 | OWNER-OCC | SFR | 180 | 73.53 | 73.53 | 10.40 | 04/01/03 | 03/01/18 | 549.61 | 50,000.00 | 50,000.00 | 49,883.72 | FXD | 0.000 | 10.400 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.400 | Full | B | 526 | 68,000.00 | 0.00 | 1 | 2/10/2003 | 179 | 03/01/03 | Group I | | | N |
| 135959 | 0074289018 | DANIEL G CLAWSON | 3018 SARTAIN DRIVE | ADAMSVILLE | AL | 35005 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 182.54 | 17,980.00 | 17,980.00 | 17,958.53 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 727 | 90,000.00 | 89,900.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 135967 | 0074289026 | DEBORAH L LANE | 238 CEDAR BARK LANE | HEBER CITY | UT | 84032 | 2ND HOME | SFR | 360 | 79.94 | 79.94 | 10.45 | 03/01/03 | 02/01/33 | 1,357.40 | 149,000.00 | 148,887.74 | 148,887.74 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 02/01/05 | PURCHASE | 10.450 | Full | B- | 539 | 188,000.00 | 186400 | 1 | 2/4/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 135975 | 0074289034 | MARY E RODRIGUEZ | 3522 ROBINHOOD | HOUSTON | TX | 77005 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.99 | 04/01/03 | 03/01/33 | 4,808.93 | 656,000.00 | 656,000.00 | 655,558.84 | ARM | 5.990 | 13.990 | 7.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.990 | Stated | A- | 645 | 820,000.00 | 0.00 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136064 | 0074289125 | ELLA V POWELL | 1158 WHISPERING OAKS DR | DESOTO | TX | 75115 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.35 | 04/01/03 | 03/01/33 | 2,314.95 | 336,000.00 | 336,000.00 | 335,743.05 | ARM | 4.990 | 13.350 | 7.350 | 1 | 1 | 03/01/05 | PURCHASE | 7.350 | Stated | A | 723 | 420,000.00 | 420000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136122 | 0074289182 | JULIE SAMORA | 2828 SW 26TH TERRACE | MIAMI | FL | 33133 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 397.32 | 41,200.00 | 41,145.67 | 41,145.67 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 677 | 209,400.00 | 206,000.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 136148 | 0074289208 | LOTTIE M HINES | 938 NW 59TH ST | MIAMI | FL | 33127 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 609.10 | 69,700.00 | 69,668.83 | 69,668.83 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 537 | 82,000.00 | 0 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 136163 | 0074289224 | KUJTIM AJRO | 120 ADAMS DRIVE | CROWLEY | TX | 76036 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.50 | 04/01/03 | 03/01/33 | 897.18 | 98,081.00 | 98,081.00 | 98,042.02 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | PURCHASE | 10.500 | Limited | B- | 481 | 135,000.00 | 130,775.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136171 | 0074289232 | DONALD R JONES | 736 BRICK MILL ROAD | MARYVILLE | TN | 37801 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 10.35 | 04/01/03 | 03/01/33 | 837.59 | 92,700.00 | 92,661.95 | 92,661.95 | FXD | 0.000 | 10.350 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 10.350 | Full | A- | 502 | 103,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 136189 | 0074289240 | EULANDA BURKS | 7348 FIELDING STREET | DETROIT | MI | 48228 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.35 | 04/01/03 | 03/01/33 | 645.14 | 71,400.00 | 71,400.00 | 71,370.69 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | PURCHASE | 10.350 | Full | B- | 534 | 90,000.00 | 84000 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136247 | 0074289307 | SHERRY L MARTIN | 2403 W 10TH ST | MARION | IN | 46953 | OWNER-OCC | SFR | 180 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/18 | 379.10 | 41,400.00 | 41,251.85 | 41,251.85 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.300 | Stated | AA | 645 | 46,000.00 | 0.00 | 1 | 2/19/2003 | 179 | 04/01/03 | Group I | | | N |
| 136254 | 0074289315 | MARIANA GUTIERREZ | 1008 N 28TH STREET | MCALLEN | TX | 78501 | OWNER-OCC | SFR | 240 | 64.56 | 64.56 | 8.70 | 04/01/03 | 03/01/23 | 482.07 | 51,000.00 | 50,930.18 | 50,930.18 | FXD | 0.000 | 8.700 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.700 | Stated | A | 689 | 79,000.00 | 0.00 | 1 | 2/10/2003 | 239 | 04/01/03 | Group II | | | N |
| 136288 | 0074289349 | ELLA V POWELL | 1158 WHISPERING OAKS DR | DESOTO | TX | 75115 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 8.99 | 04/01/03 | 03/01/18 | 902.16 | 84,000.00 | 84,000.00 | 83,787.14 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 | | PURCHASE | 8.990 | Stated | A | 717 | 420,000.00 | 420,000.00 | 2 | 2/21/2003 | 179 | 03/01/03 | Group II | | | N |
| 136379 | 0074289430 | TERESA E SERNA | 12610 HIGH DESERT ROAD | VICTORVILLE | CA | 92392 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.51 | 04/01/03 | 03/01/33 | 1,431.63 | 156,400.00 | 156,400.00 | 156,337.97 | ARM | 6.250 | 16.510 | 10.510 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.510 | Full | B- | 501 | 184,000.00 | 0.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136387 | 0074289448 | JOHN G NAGY | 104 ORION DRIVE | BRICK | NJ | 8724 | OWNER-OCC | SFR | 360 | 81.25 | 81.25 | 10.50 | 04/01/03 | 03/01/33 | 1,189.17 | 130,000.00 | 130,000.00 | 129,948.33 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.500 | Full | B- | 492 | 160,000.00 | 0 | 1 | 3/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136585 | 0074289648 | LUZ D SANTOS | 383 NEW YORK AVE | PROVIDENCE | RI | 2905 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 1,238.97 | 136,000.00 | 136,000.00 | 135,945.36 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.450 | Full | B | 468 | 160,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136684 | 0074289745 | DAVID ORTIZ | 118 SPRINGWOOD LANE | SAN ANTONIO | TX | 78216 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.60 | 03/01/03 | 02/01/33 | 759.92 | 82,400.00 | 82,367.67 | 82,335.53 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 02/01/05 | PURCHASE | 10.600 | Full | C | 504 | 104,000.00 | 103,000.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136726 | 0074289786 | ROLAND M ROONEY | 191 BELLE TERRE BLVD | COVINGTON | LA | 70433 | OWNER-OCC | SFR | 360 | 79.25 | 79.25 | 9.75 | 04/01/03 | 03/01/33 | 1,804.23 | 210,000.00 | 210,000.00 | 209,902.01 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.750 | Full | B- | 636 | 265,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136874 | 0074289927 | GLORIA WILLIAMS | 11581 S LAFAYETTE | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 73.00 | 73.00 | 9.15 | 04/01/03 | 03/01/33 | 595.28 | 73,000.00 | 73,000.00 | 72,961.35 | ARM | 6.990 | 15.150 | 9.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.150 | Full | B | 539 | 100,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136957 | 0074290009 | DEADRA SWILLEY | 121 SOUTHPLAINS DRIVE | PETERSBURG | VA | 23805 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.60 | 04/01/03 | 03/01/33 | 893.64 | 96,900.00 | 96,900.00 | 96,862.31 | ARM | 6.250 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.600 | Full | B- | 528 | 114,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 136981 | 0074290032 | ANDRES E DELEON | 10743 W KALER DR | GLENDALE | AZ | 85307 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.75 | 04/01/03 | 03/01/33 | 885.04 | 112,500.00 | 112,500.00 | 112,435.27 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.750 | Full | A- | 558 | 125,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137098 | 0074290149 | ALEX FELIX | 8378 SHOUP AVENUE | LOS ANGELES | CA | 91304 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.80 | 04/01/03 | 03/01/33 | 2,118.62 | 331,415.00 | 331,121.18 | 331,121.18 | FXD | 0.000 | 6.800 | 0.000 | 0 | 0 | | PURCHASE | 6.800 | Full | A | 642 | 390,000.00 | 389,900.00 | 1 | 2/12/2003 | 358 | 04/01/03 | Group I | | | N |
| 137187 | 0074290230 | NANCY L JOHNSON | 14875 CAMP DR SE | MONROE | WA | 98272 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 451.10 | 41,000.00 | 40,957.66 | 40,957.66 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 616 | 205,000.00 | 205,000.00 | 2 | 2/13/2003 | 238 | 04/01/03 | Group I | | | N |
| 137211 | 0074290263 | SCOT K ROSS | 350 SUNRISE DRIVE | LYONS | CO | 80540 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.35 | 04/01/03 | 03/01/33 | 1,866.71 | 300,000.00 | 300,000.00 | 299,720.79 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.350 | Stated | B | 687 | 375,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137245 | 0074290297 | TERESA D HARRIS | 909 FAYNE RD | BRIGHTON | TN | 38011 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.60 | 04/01/03 | 03/01/33 | 615.68 | 72,590.00 | 72,590.00 | 72,555.04 | ARM | 6.250 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Full | B- | 526 | 85,400.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137252 | 0074290305 | MICHAEL SANDERS | 3381 EAST SAINT FRANCIS PLACE | LONG BEACH | CA | 90805 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.88 | 04/01/03 | 03/01/33 | 2,278.26 | 346,500.00 | 346,500.00 | 346,208.90 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.875 | Full | A | 631 | 385,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | | | N |
| 137260 | 0074290313 | LYNN MARTIN | 85 LOGAN STREET | WARWICK | RI | 2889 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 04/01/03 | 03/01/33 | 881.09 | 107,100.00 | 107,100.00 | 107,044.47 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 531 | 126,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137278 | 0074290321 | JACKIE WADKINS | 7824 GREGG DRIVE | OKLAHOMA CITY | OK | 73169 | OWNER-OCC | MANU/MOBIL | 360 | 75.00 | 75.00 | 11.20 | 04/01/03 | 03/01/33 | 618.78 | 63,750.00 | 63,728.24 | 63,728.24 | ARM | 6.990 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.200 | Stated | B | 605 | 85,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 137286 | 0074290339 | CONNIE S FALK | 4178 BLUE JOHN | PRESCOTT | AZ | 86303 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.45 | 04/01/03 | 03/01/33 | 737.40 | 74,750.00 | 74,750.00 | 74,725.84 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.450 | Stated | B- | 499 | 115,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137336 | 0074290388 | ROCENETTA JACOBS | 11121 S KING DRIVE | CHICAGO | IL | 60628 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 11.45 | 03/01/03 | 02/01/33 | 1,183.78 | 120,000.00 | 119,961.22 | 119,922.07 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 02/01/05 | PURCHASE | 11.450 | Full | B- | 485 | 150,000.00 | 150000 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137369 | 0074290417 | DAVID L RAMIREZ | 1243 E 3RD STREET | LOVELAND | CO | 80537 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.20 | 04/01/03 | 03/01/33 | 1,340.18 | 163,625.00 | 163,539.28 | 163,539.28 | ARM | 5.750 | 15.200 | 9.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.200 | Full | B | 511 | 192,500.00 | 0.00 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 137393 | 0074290446 | DENNIS DEXTER | 17 FISHERMANS COVE ROAD | WAREHAM | MA | 2571 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 5.63 | 04/01/03 | 03/01/18 | 4,612.90 | 560,000.00 | 560,000.00 | 558,012.10 | FXD | 0.000 | 5.625 | 0.000 | 0 | 0 | | REFI-CASHOUT | 5.625 | Full | AA | 737 | 700,000.00 | 0.00 | 1 | 2/19/2003 | 179 | 03/01/03 | Group II | | | N |
| 137476 | 0074290511 | VINOD NARAYAN | 6804 OAK BRANCH COURT | CITRUS HEIGHTS | CA | 95621 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 04/01/03 | 03/01/33 | 2,086.25 | 262,800.00 | 262,800.00 | 262,651.90 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.850 | Full | A- | 536 | 292,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137492 | 0074290537 | AURELIANO TISCARENO | 18341 REGAL ROAD | MADERA | CA | 93638 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 251.82 | 23,980.00 | 23,953.19 | 23,953.19 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 633 | 120,000.00 | 119,900.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 137526 | 0074290580 | FILOMENO PISCO | 1083 SANTA ANA STREET | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 791.11 | 73,000.00 | 72,923.68 | 72,923.68 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 659 | 365,000.00 | 365,000.00 | 2 | 2/20/2003 | 238 | 04/01/03 | Group II | | | N |
| 137575 | 0074290610 | MARELL GARCIA | 2212 N MELVINA AVE | CHICAGO | IL | 60639 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.60 | 04/01/03 | 03/01/33 | 1,068.69 | 126,000.00 | 125,939.31 | 125,939.31 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | PURCHASE | 9.600 | Full | A- | 531 | 148,000.00 | 140000 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 137641 | 0074290685 | KENNETH BEUTIN | 228 THORNHURST RD | BOLINGBROOK | IL | 60440 | OWNER-OCC | SFR | 240 | 12.86 | 92.86 | 10.75 | 04/01/03 | 03/01/23 | 182.75 | 18,000.00 | 18,000.00 | 17,978.90 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 712 | 148,000.00 | 140,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 137658 | 0074290693 | VICKI THOMAS | 6701 NORTHERN AVE | RAYTOWN | MO | 64133 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.50 | 04/01/03 | 03/01/33 | 904.13 | 107,575.00 | 107,575.00 | 107,473.11 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 532 | 126,500.00 | 0 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137674 | 0074290719 | LAURA MCMASTER | 681 S BARRETTA STREET | SONORA | CA | 95370 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 8.65 | 03/01/03 | 02/01/33 | 1,487.68 | 190,000.00 | 189,848.22 | 189,733.31 | FXD | 0.000 | 8.650 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.650 | Stated | AA | 642 | 200,000.00 | 0.00 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | | | N |
| 137682 | 0074290727 | HENRY R LLOSA | 1718 N FREDERIC STREET | BURBANK | CA | 91505 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 690.36 | 68,000.00 | 68,000.00 | 67,918.61 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 688 | 340,000.00 | 340,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 137724 | 0074290768 | RICARDO ANDRADE | 118 LANCER AVENUE | OCEANSIDE | CA | 92054 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 04/01/03 | 03/01/33 | 1,912.44 | 223,550.00 | 223,444.59 | 223,444.59 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | A- | 489 | 263,000.00 | 0.00 | 1 | 2/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 137781 | 0074290826 | KAREN N BRANTLEY | 1888 W 11TH STREET | SAN BERNARDINO | CA | 92411 | OWNER-OCC | SFR | 360 | 77.19 | 77.19 | 10.90 | 04/01/03 | 03/01/33 | 831.41 | 88,000.00 | 88,000.00 | 87,967.92 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.900 | Full | C | 520 | 114,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137805 | 0074290834 | CELSO HERNANDEZ | 12132 SATICOY STREET | LOS ANGELES | CA | 91303 | OWNER-OCC | SFR | 240 | 19.00 | 99.00 | 10.75 | 04/01/03 | 03/01/23 | 472.59 | 46,550.00 | 46,494.42 | 46,494.42 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 682 | 245,000.00 | 245,000.00 | 2 | 2/12/2003 | 238 | 04/01/03 | Group II | | | N |
| 137864 | 0074290909 | JULIE LEVERENCE | 656 E PASEO EL MIRADOR | PALM SPRINGS | CA | 92262 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 863.18 | 91,000.00 | 91,000.00 | 90,876.22 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 752 | 485,000.00 | 455000 | 2 | 3/5/2003 | 238 | 03/01/03 | Group I | | | N |
| 137907 | 0074290968 | DEBBIE L COSTA | 3081 TEXERNA COURT | PLACERVILLE | CA | 95667 | OWNER-OCC | SFR | 360 | 67.50 | 67.50 | 8.80 | 04/01/03 | 03/01/33 | 1,066.88 | 135,000.00 | 135,000.00 | 134,923.12 | ARM | 6.750 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.800 | Full | A- | 540 | 200,000.00 | 0.00 | 1 | 3/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137948 | 0074291008 | MICHAEL L DAVIS | 1807 N VAN BUREN AVE | LOVELAND | CO | 80538 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.99 | 04/01/03 | 03/01/33 | 1,433.15 | 195,500.00 | 195,500.00 | 195,368.55 | ARM | 5.990 | 13.990 | 7.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.990 | Full | B | 581 | 230,000.00 | 0 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 137955 | 0074291014 | MONICA D BARNES | 4509 E PROSPECT ROAD | FT COLLINS | CO | 80525 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.55 | 04/01/03 | 03/01/33 | 1,745.37 | 248,400.00 | 248,400.00 | 248,217.48 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.550 | Stated | AA | 658 | 276,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | | | N |
| 137997 | 0074291055 | AMBER TOLEDO | 6200 S INGLESIDE | CHICAGO | IL | 60637 | OWNER-OCC | TOWNHOUSE | 360 | 80.00 | 80.00 | 9.70 | 04/01/03 | 03/01/33 | 1,915.61 | 223,920.00 | 223,920.00 | 223,814.41 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | PURCHASE | 9.700 | Full | B | 488 | 280,000.00 | 279900 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138045 | 0074291105 | DAVID PIERCE | 4319 CROTON DRIVE | NEWAYGO | MI | 49337 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 | 04/01/03 | 03/01/33 | 654.53 | 70,400.00 | 70,400.00 | 70,373.20 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.700 | Full | B- | 490 | 88,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138060 | 0074291121 | LENNOX L YOUNG | 4448 LAKE TAHOE DRIVE | WEST PALM BEACH | FL | 33409 | OWNER-OCC | PUD | 360 | 95.00 | 95.00 | 7.70 | 04/01/03 | 03/01/33 | 1,053.15 | 147,715.00 | 147,663.78 | 147,663.76 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 | | PURCHASE | 7.700 | Stated | AA | 641 | 159,890.00 | 155,490.00 | 1 | 2/13/2003 | 358 | 04/01/03 | Group I | | | N |
| 138086 | 0074291147 | WILLA M SHANNON | 4241 S KING DR | CHICAGO | IL | 60653 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.65 | 04/01/03 | 03/01/33 | 1,864.91 | 290,500.00 | 290,500.00 | 290,244.94 | ARM | 5.990 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.650 | Stated | B | 602 | 415,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138094 | 0074291154 | MICHAEL FITZGERALD | 1250 W AVENUE 11-H | MIAMI BEACH | FL | 33139 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 9.80 | 04/01/03 | 03/01/33 | 931.86 | 108,000.00 | 107,950.14 | 107,950.14 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | PURCHASE | 9.800 | Full | C | 602 | 137,000.00 | 135000 | 1 | 2/13/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 138177 | 0074291238 | GEOFFREY G JACKSON | 8551 WIDGEON WAY | FRISCO | TX | 75034 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.99 | 04/01/03 | 03/01/33 | 3,518.73 | 480,000.00 | 480,000.00 | 479,677.27 | ARM | 4.990 | 13.990 | 7.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.990 | Full | A- | 590 | 600,000.00 | 0 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138359 | 0074291410 | EASTER B HARRIS | 2880 N WATKINS ST | MEMPHIS | TN | 38127 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 04/01/03 | 03/01/33 | 723.23 | 71,920.00 | 71,898.00 | 71,898.00 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | PURCHASE | 11.700 | Full | B- | 514 | 90,000.00 | 89900 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 138417 | 0074291477 | JOSE M PAXTOR | 1408 EAST MADISON STREET | PETALUMA | CA | 94954 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 720.91 | 71,600.00 | 71,600.00 | 71,514.51 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 704 | 358,000.00 | 358,000.00 | 2 | 2/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 138474 | 0074291535 | SHALA Z MURPHY | 820 FOREST ROAD | GLENVIEW | IL | 60025 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.49 | 04/01/03 | 03/01/33 | 2,213.73 | 263,500.00 | 263,500.00 | 263,370.12 | ARM | 5.990 | 15.490 | 9.490 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.490 | Full | B | 559 | 310,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138524 | 0074291584 | DANIEL HERSH | 717 VIA CASITAS | GREENBRAE | CA | 94904 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 8.10 | 04/01/03 | 03/01/33 | 1,863.42 | 324,000.00 | 323,883.58 | 323,883.58 | ARM | 4.990 | 14.100 | 8.100 | 3 | 1 | 03/01/06 | PURCHASE | 8.100 | Full | A | 774 | 405,000.00 | 405,000.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 138532 | 0074291592 | DANIEL HERSH | 717 VIA CASITAS | GREENBRAE | CA | 94904 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 768.30 | 81,000.00 | 80,889.83 | 80,889.83 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 774 | 405,000.00 | 405,000.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 138540 | 0074291600 | ALMA MOFFETT | 1730 NW 28 AVE | FORT LAUDERDALE | FL | 33311 | OWNER-OCC | SFR | 360 | 83.80 | 83.80 | 8.85 | 04/01/03 | 03/01/33 | 718.44 | 90,500.00 | 90,500.00 | 90,449.00 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.850 | Full | B | 536 | 108,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138607 | 0074291667 | CHARLES E PAYTON | 24601 BANDIT WAY | CORONA | CA | 92883 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.95 | 04/01/03 | 03/01/33 | 1,214.15 | 128,000.00 | 127,953.85 | 127,953.85 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.950 | Full | B- | 480 | 160,000.00 | 0 | 1 | 2/10/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 138656 | 0074291717 | KEVIN H MAZE | 105 ROSELEA DRIVE | BUCHANAN DAM | TX | 78609 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.75 | 04/01/03 | 03/01/33 | 563.61 | 65,600.00 | 65,569.39 | 65,569.39 | ARM | 6.250 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | PURCHASE | 9.750 | Full | B- | 507 | 82,000.00 | 82000 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 138748 | 0074291809 | JANET A ZAVALA | 162 HAZELNUT LANE | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.15 | 04/01/03 | 03/01/33 | 1,939.10 | 287,100.00 | 287,100.00 | 286,871.54 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.150 | Stated | AA | 645 | 319,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138802 | 0074291923 | ADELAIDA OCAMPO | 1192 HURON LANE | HAYWARD | CA | 94545 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.25 | 04/01/03 | 03/01/33 | 2,873.60 | 382,500.00 | 382,500.00 | 382,256.09 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 03/01/05 | PURCHASE | 8.250 | Full | A- | 590 | 425,000.00 | 425000 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138870 | 0074291931 | MICHAEL STUART | 10863 SANTA ANA AVE | BOCA RATON | FL | 33498 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 9.30 | 04/01/03 | 03/01/33 | 2,357.44 | 285,300.00 | 285,300.00 | 285,153.64 | ARM | 5.750 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | PURCHASE | 9.300 | Full | A- | 482 | 350,000.00 | 317,000.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138920 | 0074291980 | DAVINDER KAUR | 35064 AVE 15 | MADERA | CA | 93636 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.10 | 04/01/03 | 03/01/33 | 1,149.18 | 171,000.00 | 171,000.00 | 170,862.57 | ARM | 4.250 | 13.100 | 7.100 | 1 | 1 | 03/01/05 | PURCHASE | 7.100 | Stated | AA | 641 | 180,000.00 | 180000 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 138953 | 0074292012 | MAURICIO A RODRIGUEZ | 5927 SW 112 TERRACE | COOPER CITY | FL | 33330 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.38 | 04/01/03 | 03/01/33 | 1,003.83 | 120,700.00 | 120,639.04 | 120,639.04 | ARM | 5.990 | 15.375 | 9.375 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.375 | Full | B | 506 | 142,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 139068 | 0074292111 | EMMA C EASTWOOD | 5185 LOWER MILLER CREEK | MISSOULA | MT | 59803 | OWNER-OCC | SFR | 360 | 84.72 | 84.72 | 6.10 | 04/01/03 | 03/01/33 | 4,148.78 | 559,000.00 | 559,000.00 | 558,432.47 | ARM | 4.990 | 14.100 | 6.100 | 1 | 1 | 03/01/06 | PURCHASE | 6.100 | Limited | A | 621 | 700,000.00 | 659000 | 1 | 2/7/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139100 | 0074292182 | ARTHUR SHOEMATE | 3828 189TH STREET EAST | TACOMA | WA | 98446 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.00 | 04/01/03 | 03/01/33 | 1,107.97 | 137,700.00 | 137,700.00 | 137,624.78 | ARM | 5.990 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | PURCHASE | 9.000 | Full | B | 627 | 175,000.00 | 162,000.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139126 | 0074292178 | PHILIP NEPONUCK | 531 PONTIAC LANE | BOLINGBROOK | IL | 60440 | OWNER-OCC | TOWNHOUSE | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 284.70 | 27,600.00 | 27,600.00 | 27,568.07 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 678 | 138,000.00 | 138000 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 139191 | 0074292738 | CHRIS S HOOVER | 8 OAK PARK DR SW | LAKEWOOD | WA | 98499 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 | 04/01/03 | 03/01/33 | 1,160.78 | 135,000.00 | 135,000.00 | 134,938.34 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.850 | Full | A- | 509 | 150,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139241 | 0074292249 | JENNIFER PUTERBAUGH | 3348 CAYMAN ISLAND ST. | WEST SACRAMENTO | CA | 95691 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 629.24 | 61,980.00 | 61,980.00 | 61,906.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 687 | 316,000.00 | 309,900.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 139258 | 0074292293 | MARIANO A EMANA | 7326 N CRABAPPLE CT | WINTON | CA | 95388 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 237.37 | 23,380.00 | 23,380.00 | 23,352.68 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 642 | 117,000.00 | 116,900.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 139290 | 0074292335 | TELESFORO H BARRERA | 4350 MARLOW CIRCLE | COLORADO SPRINGS | CO | 80916 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 | 04/01/03 | 03/01/33 | 1,009.33 | 119,000.00 | 119,000.00 | 118,942.68 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Full | B | 532 | 140,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139318 | 0074292350 | ROSA A PEREZ-TORRES | 433 MICHELE DRIVE | SAN PABLO | CA | 94806 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 649.23 | 59,000.00 | 58,940.28 | 58,940.28 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full | A | 600 | 295,000.00 | 295,000.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group I | | | N |
| 139324 | 0074292368 | JAMES SHELTON | 3700 E ATLANTIC DRIVE | BOYNTON BEACH | FL | 33435 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.70 | 04/01/03 | 03/01/33 | 643.58 | 64,000.00 | 64,000.00 | 63,980.42 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | PURCHASE | 11.700 | Full | B- | 513 | 80,000.00 | 80000 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139332 | 0074292376 | IGNACIO MACIEL | 2300 DEAUVILLE CIRCLE | CLOVIS | CA | 93611 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.00 | 04/01/03 | 03/01/33 | 2,671.35 | 332,000.00 | 332,000.00 | 331,818.65 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.000 | Stated | A- | 509 | 415,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139340 | 0074292384 | LELAND D COLE | 760 NORMANDY COURT | FAIRFIELD | CA | 94533 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 | 04/01/03 | 03/01/33 | 2,272.65 | 276,250.00 | 276,250.00 | 276,106.78 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.250 | Stated | A- | 500 | 325,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139415 | 0074292459 | LEONARD DANIELS | 4082 E STREET | EUREKA | CA | 95503 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.50 | 04/01/03 | 03/01/18 | 378.50 | 32,400.00 | 32,332.00 | 32,332.00 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Stated | A | 652 | 167,000.00 | 162000 | 2 | 2/14/2003 | 179 | 04/01/03 | Group II | | | N |
| 139472 | 0074292517 | SALVADOR GONZALES | 338 E VINE ST | LODI | CA | 95240 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 313.02 | 33,000.00 | 32,955.11 | 32,955.11 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 747 | 165,000.00 | 165,000.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 139480 | 0074292533 | TELESFORO H BARRERA | 4345 MARLOW CIRCLE | COLORADO SPRINGS | CO | 80916 | NON OWNER | SFR | 360 | 80.00 | 80.00 | 9.85 | 04/01/03 | 03/01/33 | 935.83 | 108,000.00 | 108,000.00 | 107,950.67 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Full | B | 532 | 135,000.00 | 0 | 1 | 2/7/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139563 | 0074292608 | JAVIER MORA-PAULINO | 1842 TAMPA WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 240 | 20.00 | 85.35 | 11.75 | 04/01/03 | 03/01/23 | 631.99 | 86,000.00 | 85,910.09 | 85,910.09 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 658 | 430,000.00 | 430,000.00 | 2 | 3/3/2003 | 239 | 04/01/03 | Group II | | | N |
| 139647 | 0074292681 | JAVIER S REYES | 24 S MORRISON AVE | SAN JOSE | CA | 95126 | OWNER-OCC | SFR | 360 | 59.85 | 59.85 | 6.90 | 04/01/03 | 03/01/33 | 2,601.48 | 395,000.00 | 395,000.00 | 394,669.77 | ARM | 4.990 | 12.900 | 6.900 | 3 | 1 | 03/01/06 | REFI-CASHOUT | 6.900 | Stated | A- | 693 | 660,000.00 | 0 | 1 | 2/12/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139670 | 0074292718 | CELESTINO A FREITAS | 2225 TWILDO AVE | OAKDALE | CA | 95361 | OWNER-OCC | SFR | 360 | 62.50 | 62.50 | 10.45 | 04/01/03 | 03/01/33 | 911.01 | 100,000.00 | 100,000.00 | 99,959.82 | ARM | 6.750 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | B- | 488 | 160,000.00 | 0 | 1 | 2/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 139811 | 0074292858 | ALEJANDRO ROSAS | 308 SUNDANCE WAY | MODESTO | CA | 95351 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 398.72 | 38,000.00 | 37,960.61 | 37,891.85 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 635 | 190,000.00 | 190,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 139852 | 0074292897 | MARCELINO C SANTIAGO | 2327 107TH AVENUE | OAKLAND | CA | 94603 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 587.38 | 55,980.00 | 55,980.00 | 55,917.43 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full | A | 634 | 279,900.00 | 279,900.00 | 2 | 2/19/2003 | 239 | 03/01/03 | Group I | | | N |
| 139878 | 0074292913 | MARIA JERONIMO | 8544 LIMAN WAY | ROHNERT PARK | CA | 94928 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 749.24 | 73,800.00 | 73,800.00 | 73,711.65 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 734 | 369,000.00 | 369,000.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 139928 | 0074292962 | JAIME BAUTISTA | 28730 PETERMAN AVE | HAYWARD | CA | 94545 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 767.45 | 74,400.00 | 74,313.83 | 74,313.83 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 674 | 378,000.00 | 372000 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 139969 | 0074293002 | MIGUEL A FERREIRA | 2974 GILMA DR | RICHMOND | CA | 94806 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 659.90 | 65,000.00 | 64,922.39 | 64,922.39 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 681 | 325,000.00 | 325,000.00 | 2 | 2/20/2003 | 238 | 04/01/03 | Group I | | | N |
| 139977 | 0074293010 | NORBERTO L CRUZ | 707 CENTRAL AVENUE | MARTINEZ | CA | 94553 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 552.39 | 54,400.00 | 54,335.04 | 54,335.04 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 643 | 272,000.00 | 272,000.00 | 2 | 2/12/2003 | 238 | 04/01/03 | Group II | | | N |
| 140108 | 0074293143 | RON COWAN | 1132 MAIN AVE | SACRAMENTO | CA | 95838 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.25 | 04/01/03 | 03/01/33 | 1,087.82 | 112,000.00 | 111,962.18 | 111,962.18 | ARM | 6.250 | 17.250 | 11.250 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.250 | Full | B- | 506 | 140,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 140140 | 0074293184 | ELLA M COTTON | 314 E SANTA INEZ AVE | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.35 | 04/01/03 | 03/01/33 | 3,334.63 | 484,000.00 | 484,000.00 | 483,629.87 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.350 | Stated | A | 735 | 605,000.00 | 0 | 1 | 2/21/2003 | 358 | 03/01/03 | Group I | | | N |
| 140157 | 0074293192 | AUDREY OKHIRIA | 4894 LE CHATEAU COVE | MEMPHIS | TN | 38125 | OWNER-OCC | SFR | 360 | 84.85 | 84.85 | 7.45 | 04/01/03 | 03/01/33 | 2,922.34 | 420,000.00 | 420,000.00 | 419,685.16 | ARM | 5.750 | 13.450 | 7.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.450 | Full | A- | 633 | 495,000.00 | 0 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 140215 | 0074293259 | ESTHER KUMAH | 34 TO 36 GORDON ST | FRAMINGHAM | MA | 1701 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 720.38 | 74,700.00 | 74,601.50 | 74,601.50 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 641 | 375,000.00 | 373,500.00 | 2 | 2/14/2003 | 239 | 04/01/03 | Group I | | | N |
| 140272 | 0074293317 | SARALINA K ROBERTS | 910 N MAPLETON AVE | OAK PARK | IL | 60302 | OWNER-OCC | SFR | 360 | 68.83 | 68.82 | 7.30 | 04/01/03 | 03/01/33 | 1,875.04 | 273,500.00 | 273,500.00 | 273,288.75 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Stated | AA | 723 | 315,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group I | | | N |
| 140306 | 0074293341 | ANDRE B AUSMORE | 4678 RAQUET CLUB DRIVE | LAUDERHILL | FL | 33319 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 | 8.50 | 04/01/03 | 03/01/33 | 805.83 | 104,800.00 | 104,800.00 | 104,736.50 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | PURCHASE | 8.500 | Full | B | 600 | 131,000.00 | 131000 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 140314 | 0074293358 | ANDRE B AUSMORE | 4678 RAQUET CLUB DRIVE | LAUDERHILL | FL | 33319 | OWNER-OCC | CONDO | 180 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/18 | 310.25 | 26,200.00 | 26,200.00 | 26,146.29 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full | B | 600 | 131,000.00 | 131,000.00 | 2 | 2/18/2003 | 179 | 03/01/03 | Group II | | | N |
| 140322 | 0074293366 | SHELLEY R FUSS | 8440 LONGHORN RD | EDWARDS | CO | 81632 | 2ND HOME | PUD | 360 | 59.62 | 59.62 | 6.00 | 04/01/03 | 03/01/33 | 1,858.61 | 310,000.00 | 310,000.00 | 309,681.39 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.000 | Stated | AA | 679 | 520,000.00 | 0 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 140363 | 0074293408 | EDGARDO MUNOZ MEJIA | 2328 DOUGLAS STREET | SAN PABLO | CA | 94806 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 578.69 | 57,000.00 | 56,931.93 | 56,931.93 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full | A | 747 | 285,000.00 | 285000 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 140397 | 0074293432 | MARY H BOS-GOODFELLOW | 1198 COUNTY RD 4 | GRAND LAKE | CO | 80447 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 04/01/03 | 03/01/33 | 3,800.92 | 528,000.00 | 528,000.00 | 527,631.08 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.800 | Full | A- | 592 | 660,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 03/01/03 | Group II | | | N |
| 140405 | 0074293440 | MARK HUDSON | 1870 EZELL | MEMPHIS | TN | 38111 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 10.40 | 04/01/03 | 03/01/33 | 292.15 | 32,200.00 | 32,200.00 | 32,186.97 | ARM | 5.750 | 16.400 | 10.400 | 1 | 1 | 03/01/05 | PURCHASE | 10.400 | Stated | B | 553 | 47,000.00 | 46000 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 140512 | 0074293558 | JACK D CONRAD | 15820 32ND AVENUE | CLEARLAKE | CA | 95422 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 8.95 | 04/01/03 | 03/01/33 | 782.58 | 95,200.00 | 95,147.45 | 95,147.45 | FXD | 0.000 | 8.950 | 0.000 | 0 | 0 | | PURCHASE | 8.950 | Limited | A- | 603 | 112,000.00 | 112,000.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group I | | | N |
| 140587 | 0074293622 | MADELINE BONILLA | 320 SW 87 TERRACE | PEMBROKE PINES | FL | 33023 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 320.57 | 29,000.00 | 28,933.18 | 28,933.18 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 695 | 145,000.00 | 145,000.00 | 2 | 2/12/2003 | 179 | 04/01/03 | Group I | | | N |
| 140793 | 0074293838 | FRANK PEPE | 975 MILE SQUARE RD | YONKERS | NY | 10704 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.00 | 04/01/03 | 03/01/33 | 2,154.38 | 267,750.00 | 267,603.75 | 267,603.75 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.000 | Full | A- | 519 | 315,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 140827 | 0074293861 | ROBERT L BEERS | 5 SOUTH SPAULDING BROOOK RD | BROOKLINE | NH | 3033 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.45 | 04/01/03 | 03/01/33 | 1,741.40 | 208,000.00 | 208,000.00 | 207,896.60 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | B | 491 | 260,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 140850 | 0074293885 | TONYDA D BUGG | 1634 SANDERS LANE | LOUISVILLE | KY | 40216 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 11.15 | 04/01/03 | 03/01/33 | 782.99 | 81,250.00 | 81,250.00 | 81,221.96 | ARM | 6.750 | 17.150 | 11.150 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.150 | Full | D | 561 | 125,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6378 x.7281
nam.dang@wamu.net

## LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5841 | | | | | | | | | | | | 8.267 |
| 5140892 | 0074253837 | SARAH R BUCK | 19213 HIGHWAY 25 | FRANKLINTON | LA | 70438 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.85 |
| 5140928 | 0074293990 | THOMAS GARRETT | 800 HUGHALL COURT | KELLER | TX | 76248 | OWNER-OCC | SFR | 360 | 76.78 | 76.78 | 6.38 |
| 5140967 | 0074294000 | ARMANDO A CUERVO | 4710 E WALNUT STREET | WESTERVILLE | OH | 43081 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.25 |
| 5140975 | 0074294018 | JEANNE ADAMS | 6601 MELBOURNE DR | HUNTINGTON BEACH | CA | 92647 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5141098 | 0074294133 | JEANE READES | 8810 EMILIE AVENUE | JENNINGS | MO | 63136 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 12.15 |
| 5141108 | 0074294141 | MARIA SMITH | 20610 GOTHAM ROAD | MIAMI | FL | 33189 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 5141130 | 0074294174 | CAROLYN T SAVAGE | 1590 DAVID DRIVE | MEMPHIS | TN | 38116 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 |
| 5141163 | 0074294208 | JOHN G SKOULOUDIS | 4941 THUNDER ROAD | DALLAS | TX | 75244 | OWNER-OCC | SFR | 360 | 71.03 | 71.03 | 8.75 |
| 5141282 | 0074294307 | EDWARD CHARVAT | 4406 WILLSHIRE AVENUE | BALTIMORE | MD | 21206 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 |
| 5141395 | 0074294430 | PETER GUAFOR | 623 GRASSMERE TERRACE | FAR ROCKAWAY | NY | 11691 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 9.75 |
| 5141411 | 0074294455 | RONALD E CARTER JR | 101 REMONA CT | NEW BERN | NC | 28560 | OWNER-OCC | MANU/MOBIL | 360 | 89.48 | 89.48 | 8.15 |
| 5141437 | 0074294471 | CLAUDIA NEVELS | 4502 CATINA LN | DALLAS | TX | 75229 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 7.45 |
| 5141445 | 0074294489 | WILLIAM LESMAN | 4550 WARWICK BLVD U 1107 | KANSAS CITY | MO | 64111 | OWNER-OCC | CONDO | 360 | 75.00 | 75.00 | 10.60 |
| 5141510 | 0074294547 | ANDY G SIMON | 1242 LOBDELL AVENUE | BATON ROUGE | LA | 70808 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 6.90 |
| 5141538 | 0074294562 | ROBERTA SHARON | 1120 ALEXANDER ST | STATESVILLE | NC | 28677 | OWNER-OCC | SFR | 360 | 72.70 | 72.70 | 10.00 |
| 5141544 | 0074294570 | MAYBELLE GORDON | 4082 ASCOT LN | WARRENSVILLE HEIGHT | OH | 44122 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.70 |
| 5141668 | 0074294695 | SHIRLEY PERRY | 3055 NW 155TH STREET | OPA LOCKA | FL | 33054 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 |
| 5141728 | 0074294752 | JENSY R HARMON | 8105 LIVE OAK DRIVE | KAUFMAN | TX | 75142 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.50 |
| 5141783 | 0074294810 | JOE WELBORN | 284 ZEBULON DRIVE | HEBER SPRINGS | AR | 72543 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.85 |
| 5141868 | 0074294893 | MALVIN BLACK | 1575 N ALTADENA DRIVE | PASADENA | CA | 91107 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.86 |
| 5141981 | 0074295015 | AHLAS FARRAJ | 1468 LOMA SOLA AVENUE | UPLAND | CA | 91786 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 |
| 5142245 | 0074295170 | LAURA L SALAZAR | 1271 SHAWN COURT | LATHROP | CA | 95330 | OWNER-OCC | SFR | 360 | 84.60 | 84.60 | 9.95 |
| 5142260 | 0074295296 | PAUL D BAIR | 8778 400 NORTH | BRIGHAM CITY | UT | 84302 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.80 |
| 5142302 | 0074295338 | MIGUEL CONTRERAS | 21300 TRUMPET DRIVE #201 | SANTA CLARITA | CA | 91321 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 10.20 |
| 5142344 | 0074295379 | RONALD TERRY | 2618 WEST STREET | OAKLAND | CA | 94608 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.38 |
| 5142418 | 0074295445 | ELLA L BARBER | 2521 IDYLLWILD AVE | RIALTO | CA | 92377 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 |
| 5142575 | 0074295627 | LLOYD D BOLORIDGE | 1606 10TH AVE | LEAVENWORTH | KS | 66048 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 |
| 5142609 | 0074295650 | ALFREDO SINCHEZ | 1101 E NORFOLK STREET | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 |
| 5142617 | 0074295668 | ALFREDO SINCHEZ | 1101 E NORFOLK STREET | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 | 10.75 |
| 5142633 | 0074295684 | LISA FALANKO | 3547 W 6060 SOUTH | TAYLORSVILLE | UT | 84118 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.40 |
| 5142674 | 0074295726 | ROBERT H HANCE | 3637 E SETON AVE | GILBERT | AZ | 85297 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 10.30 |
| 5142708 | 0074295759 | RON JEPKEN | 4706 MISTY SQUARE | COLORADO SPRINGS | CO | 80918 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 |
| 5142724 | 0074295775 | ROBERT E BOALS | 205 B TALLOTSON STREET | FREMONT | IN | 46737 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.90 |
| 5142732 | 0074295783 | DEMETRIO MORAN | 2314 GLEN WAY | EAST PALO ALTO | CA | 94303 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.85 |
| 5142740 | 0074295791 | DEMETRIO MORAN | 2314 GLEN WAY | EAST PALO ALTO | CA | 94303 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5142864 | 0074295806 | FELIX E PARFAN | 6124 AUDSONVILLE DR | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 |
| 5142880 | 0074295874 | ZACHERY MASON | 1918 BAINBRIDGE DRIVE | SAINT LOUIS | MO | 63133 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.55 |
| 5142888 | 0074295932 | ANTHONY CHORCHIANNI | 11 MINUTEMAN | HAZLET | NJ | 7730 | OWNER-OCC | SFR | 360 | 62.25 | 62.25 | 10.15 |
| 5142914 | 0074295957 | SERGIO LOPEZ | 1425 HILLSDALE AVE | SAN JOSE | CA | 95118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.60 |
| 5142922 | 0074295965 | SERGIO LOPEZ | 1425 HILLSDALE AVE | SAN JOSE | CA | 95118 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 |
| 5142948 | 0074295981 | JOSE L ARAIZA | 6318 EUNICE STREET | ROHNERT PARK | CA | 94928 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5142971 | 0074296013 | CANDICE FONDREN | 6818 LOCH LOMOND ROAD | MEMPHIS | TN | 38118 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.30 |
| 5142989 | 0074296021 | JAIME TORRES | 18381 VERNON ST | FOUNTAIN VALLEY | CA | 92708 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 |
| 5142997 | 0074296039 | ROBERT BONSELL | 3193 EUNGLOW DR | REDDING | CA | 96080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 |
| 5143064 | 0074296138 | STEPHEN W TOWNSEND | 1565 MADRONA DRIVE | SEATTLE | WA | 98122 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 9.50 |
| 5143128 | 0074296161 | PHILIP S ANDRIST | 47641 HWY 101 | BANDON | OR | 97411 | OWNER-OCC | SFR | 360 | 66.28 | 66.28 | 10.20 |
| 5143169 | 0074296203 | PAUL ESPARZA | 6944 HILLSIDE AVENUE | RIVERSIDE | CA | 92504 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5143284 | 0074296328 | ANITA L PACHECO | 14464 BIRCH ST | BRIGHTON | CO | 80602 | OWNER-OCC | SFR | 360 | 72.75 | 72.75 | 7.85 |
| 5143318 | 0074296351 | JOHN M POYNER | 2064 ACACIA AVENUE | RIFLE | CO | 81650 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 |
| 5143359 | 0074296393 | TROY J ERICKSON | 4529 S LEO WAY | SALT LAKE CITY | UT | 84117 | OWNER-OCC | SFR | 360 | 82.15 | 82.15 | 6.65 |
| 5143391 | 0074296435 | FREEMAN FONG | 1514 11TH AVE W | SEATTLE | WA | 98119 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 |
| 5143482 | 0074296518 | KENNETH WABAUNSEE | 11585 SKAGWAY LN | MISSOULA | MT | 59808 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.70 |
| 5143524 | 0074296567 | ALICE VUONG | 10025 KENTON WAY | RANCHO CUCAMONGA | CA | 91701 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 5143565 | 0074296609 | EDWIN R SOMMERS | 11465 GEIB AVE NE | HARTVILLE | OH | 44632 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 |
| 5143581 | 0074296674 | HUGH O LEMMEL | 8366 MEETZE ROAD | MIDLAND | VA | 22728 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.95 |
| 5143649 | 0074296682 | STEPHEN R PALMER | 8117 CHERRILEE WAY | ORANGEVALE | CA | 95662 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 5143664 | 0074296750 | KATHY TAFOLLA | 1016 CHAMISE CIRCLE | CORONA | CA | 92882 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 5143714 | 0074296757 | DAVID BOSSERT | 35 CHAMPION TRAIL | SAN ANTONIO | TX | 78258 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 7.25 |
| 5143771 | 0074296815 | LANCE B SPITZER | 226 CRESTMOOR CIRCLE | PACIFICA | CA | 94044 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.05 |
| 5143839 | 0074296872 | JAGDISH N TEWARI | 213 DEEPCREEK COURT | DANVILLE | CA | 94506 | OWNER-OCC | SFR | 180 | 65.62 | 65.62 | 6.50 |
| 5143862 | 0074296906 | TANIA A PEDROZA | 14141 E 102ND AVE | COMMERCE CITY | CO | 80022 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 7.85 |
| 5143938 | 0074296971 | NESTOR M LUIS | 3681 DEERING DRIVE | SAN JOSE | CA | 95148 | OWNER-OCC | SFR | 360 | 79.37 | 79.37 | 6.63 |
| 5144019 | 0074297052 | HENRY D CAUDLE | 32037 CHAPEL RD | ALBEMARLE | NC | 28001 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.45 |
| 5144035 | 0074297078 | TRACY L NELSON | 183 W 4700 SOUTH | WASHINGTON TERRACE | UT | 84403 | OWNER-OCC | SFR | 360 | 55.00 | 55.00 | 10.95 |
| 5144092 | 0074297136 | LINDA S WAGGONER | 23 CELANO | LAGUNA NIGUEL | CA | 92677 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 6.00 |
| 5144187 | 0074297201 | ERIC D BELYEA | 89 ORCHARD STREET | OYSTER BAY | NY | 11771 | OWNER-OCC | SFR | 360 | 80.52 | 80.52 | 9.95 |
| 5144191 | 0074297219 | MELONY R ELLZEY | 12181 W GOODFALL LN | SURPRISE | AZ | 85374 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.25 |
| 5144225 | 0074297268 | ALI MAKSHOFI | 6438 LEDGE DRIVE | RANCHO CUCAMONGA | CA | 91701 | OWNER-OCC | SFR | 360 | 95.00 | 95.00 | 7.85 |
| 5144266 | 0074297300 | JARED BATES | 532 HOLLOW CREEK ROAD | DRAPER | UT | 84020 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.35 |
| 5144308 | 0074297342 | RUSSELL R PROATS | 11231 WINTER COTTAGE PLACE | LAS VEGAS | NV | 89135 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.38 |
| 5144340 | 0074297383 | ANAM ACEVEDO | 1102 E 24TH STREET LANE | GREELEY | CO | 80631 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.75 |
| 5144449 | 0074297482 | KATHRYN A DAMS | 8350 NASSAU CIRCLE EAST | ENGLEWOOD | CO | 80110 | OWNER-OCC | PUD | 360 | 74.29 | 74.29 | 6.63 |
| 5144514 | 0074297557 | FRANK L HARDAN | 9405 OSCEOLA STREET | WESTMINSTER | CO | 80031 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 |
| 5144688 | 0074297714 | OLIVE BROWN | 8051 SOUTH PERRY | CHICAGO | IL | 60620 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 |
| 5144748 | 0074297771 | OLEDOY A DAVILA | 638 SOUTH FLOWER STREET | INGLEWOOD | CA | 90301 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 7.35 |
| 5144811 | 0074297847 | JIM PETTY | 2658 CAVE HOLLOW WAY | BOUNTIFUL | UT | 84010 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.38 |
| 5144837 | 0074297862 | JIM PETTY | 2658 CAVE HOLLOW WAY | BOUNTIFUL | UT | 84010 | OWNER-OCC | SFR | 240 | 12.44 | 92.44 | 9.75 |
| 5144852 | 0074297888 | BENJAMIN P HERRERA JR | 1212 PALMER WAY | NATIONAL CITY | CA | 91950 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.25 |
| 5144977 | 0074297904 | LYDIA M PARRISH | 3409 BECK ROAD | SAINT JOSEPH | MO | 64506 | OWNER-OCC | SFR | 360 | 69.34 | 69.34 | 9.30 |
| 5144993 | 0074298027 | ANDREAS ANGERHOI | 2466 CLEARVIEW AVE | STROUDSBURG | PA | 18360 | OWNER-OCC | SFR | 180 | 77.19 | 77.19 | 6.25 |
| 5145024 | 0074298050 | DENNIS J ANDERSON | 1778 E 33RD STREET | LORAIN | OH | 44055 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 10.95 |
| 5145180 | 0074298161 | GORDON AVERILL | 1111 ABBOTT CT | ADRIAN | MI | 49221 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 |
| 5145208 | 0074298237 | MARIA J RAMOS | 17208 BERCLAIR TERRACE | DERWOOD | MD | 20855 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.75 |
| 5145349 | 0074298241 | AGLAEE DE SANTIAGO | 1534 MICHELANGELO DR | EL PASO | TX | 79936 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 |
| 5145370 | 0074298271 | DONALD S OSMULSKI | 1544 S LAKESHORE RD | HARBOR BEACH | MI | 48441 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.70 |
| 5145528 | 0074298472 | SANTIAGO MONTEMAYOR | 6514 FRISCO STREET | HOUSTON | TX | 77022 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.10 |
| 5145594 | 0074298548 | SANTJOVITA K YOUNGBLOO | 5621 FLORINDA AVENUE | ARCADIA | CA | 91006 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.49 |
| 5145636 | 0074298589 | ARGEO C NARITO | 8944 MESSINA CIRCLE | CYPRESS | CA | 90630 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 |
| 5145685 | 0074298639 | MINH TRINH | 11630 KIRBY PLACE | SAN DIEGO | CA | 92126 | OWNER-OCC | SFR | 360 | 55.71 | 55.71 | 8.70 |
| 5145693 | 0074298647 | BARBARA VALENTINE | 1315 3RD AVE | BEAVER FALLS | PA | 15010 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 |
| 5145750 | 0074298704 | ATTA POWERS | 143 MELSHER LN | VALLEY SPRINGS | CA | 95252 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 7.50 |
| 5145778 | 0074298720 | ARGEO C NARITO | 8944 MESSINA CIRCLE | CYPRESS | CA | 90630 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5145784 | 0074298738 | BOBBY L KIRK | 708 S 54TH STREET | SAN DIEGO | CA | 92114 | OWNER-OCC | SFR | 360 | 79.74 | 79.74 | 8.26 |
| 5145800 | 0074298753 | RICHARD A BORKOWSKI | 8767 VINEYARD ST | BRIDGMAN | MI | 49106 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 | 9.60 |
| 5145958 | 0074298803 | LAVERN P MITCHELL | 1831 NE 28TH AVE | GAINESVILLE | FL | 32609 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.65 |
| 5146105 | 0074299036 | LISA M MCELDOWNEY | 3443 S LAKE GULCH ROAD | CASTLE ROCK | CO | 80104 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.99 |
| 5146113 | 0074299046 | LISA M MCELDOWNEY | 3443 S LAKE GULCH ROAD | CASTLE ROCK | CO | 80104 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 5146172 | 0074299057 | J J H GAMEZ | 240 E CLOVER ROAD | TRACY | CA | 95376 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 |
| 5146305 | 0074299199 | FRANK TOWELL | 1305 HOGAL DRIVE | SALINAS | CA | 93905 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5146354 | 0074299273 | SANTOS U GONZALEZ | 1454 LYTELLE ST | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 |
| 5146162 | 0074299231 | TANYA BENFORD | 6740 S LAFAYETTE | CHICAGO | IL | 60637 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 |
| 5146220 | 0074299288 | ERNESTINE SPARKS | 1750 S KOHLER ROAD | ORRVILLE | OH | 44667 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.93 |
| 5146287 | 0074299355 | PATRICIA L ADAMS | 16112 EVERGREEN ROAD | DETROIT | MI | 48219 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.45 |
| 5146352 | 0074299411 | DORTHY CARR | 14225 PARKER ST | HORNSBY | TN | 38044 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 |
| 5146444 | 0074299532 | YOLANDA MATTHEWS | 4848 W WASHINGTON | CHICAGO | IL | 60644 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 | 10.75 |
| 5146578 | 0074299540 | EDUARDO HUERTA | 1532 DEBRA DRIVE | PETALUMA | CA | 94954 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 |
| 5146667 | 0074299736 | ELIZABETH H STEER | 2329 WESTLAKE DRIVE 4 | AUSTIN | TX | 78746 | OWNER-OCC | CONDO | 360 | 70.00 | 70.00 | 6.10 |

| LOAN NUMBER | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT | PRINCIPAL BALANCE | SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | 227,853,529.25 | 226,895,587.98 | 226,370,950.24 | | | | | | | | |
| 5140892 | 04/01/03 | 03/01/33 | 3,007.45 | 348,500.00 | 348,500.00 | 348,341.74 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5140928 | 04/01/03 | 03/01/33 | 2,308.79 | 370,075.00 | 369,732.23 | 369,732.23 | FXD | 0.000 | 6.375 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5140967 | 04/01/03 | 03/01/33 | 4,812.66 | 585,000.00 | 585,000.00 | 584,698.72 | ARM | 4.990 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5140975 | 04/01/03 | 03/01/23 | 800.01 | 78,800.00 | 78,705.91 | 78,705.91 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5141098 | 04/01/03 | 03/01/33 | 582.50 | 56,000.00 | 56,000.00 | 55,984.50 | ARM | 6.250 | 18.150 | 12.150 | 1 | 1 | 03/01/05 | PURCHASE |
| 5141108 | 04/01/03 | 03/01/23 | 357.19 | 32,960.00 | 32,960.00 | 32,925.54 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5141130 | 04/01/03 | 03/01/33 | 1,006.68 | 110,500.00 | 110,455.61 | 110,455.61 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5141163 | 04/01/03 | 03/01/33 | 693.53 | 93,050.00 | 93,050.00 | 92,996.84 | FXD | 0.000 | 8.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5141282 | 04/01/03 | 03/01/33 | 827.21 | 87,750.00 | 87,714.78 | 87,714.78 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5141395 | 04/01/03 | 03/01/23 | 578.60 | 61,000.00 | 61,000.00 | 60,917.03 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5141411 | 04/01/03 | 03/01/33 | 566.73 | 76,150.00 | 76,150.00 | 76,101.02 | ARM | 4.990 | 14.150 | 8.150 | 1 | 1 | 03/01/05 | PURCHASE |
| 5141437 | 04/01/03 | 03/01/33 | 4,957.54 | 712,500.00 | 711,965.90 | 711,965.90 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5141445 | 04/01/03 | 03/01/33 | 816.17 | 88,500.00 | 88,465.58 | 88,465.58 | ARM | 5.990 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5141510 | 04/01/03 | 03/01/33 | 3,210.88 | 487,500.00 | 487,500.00 | 487,092.45 | FXD | 0.000 | 6.900 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5141538 | 04/01/03 | 03/01/33 | 472.14 | 53,800.00 | 53,776.19 | 53,776.19 | ARM | 5.990 | 16.000 | 10.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5141544 | 04/01/03 | 03/01/33 | 859.07 | 92,400.00 | 92,400.00 | 92,364.83 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5141668 | 04/01/03 | 03/01/33 | 752.83 | 88,000.00 | 88,000.00 | 87,958.50 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5141728 | 04/01/03 | 03/01/33 | 823.93 | 83,200.00 | 83,200.00 | 83,173.40 | ARM | 6.250 | 17.500 | 11.500 | 1 | 1 | 03/01/05 | PURCHASE |
| 5141783 | 04/01/03 | 03/01/33 | 2,179.13 | 274,500.00 | 274,345.31 | 274,345.31 | ARM | 5.750 | 14.850 | 8.850 | 3 | 1 | 03/01/06 | REFI-CASHOUT |
| 5141868 | 04/01/03 | 03/01/33 | 2,135.70 | 325,600.00 | 325,600.00 | 325,325.95 | ARM | 4.990 | 12.860 | 6.860 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5141981 | 04/01/03 | 03/01/33 | 1,511.49 | 229,500.00 | 229,500.00 | 229,308.14 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5142245 | 04/01/03 | 03/01/33 | 1,559.88 | 178,500.00 | 178,500.00 | 178,470.18 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5142260 | 04/01/03 | 03/01/33 | 874.84 | 110,700.00 | 110,636.96 | 110,636.96 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5142302 | 04/01/03 | 03/01/33 | 1,288.50 | 144,500.00 | 144,500.00 | 144,438.75 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142344 | 04/01/03 | 03/01/33 | 1,702.08 | 224,250.00 | 224,250.00 | 224,110.19 | FXD | 0.000 | 8.380 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5142418 | 04/01/03 | 03/01/18 | 393.53 | 35,600.00 | 35,517.97 | 35,517.97 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE |
| 5142575 | 04/01/03 | 03/01/33 | 792.24 | 77,600.00 | 77,600.00 | 77,577.29 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5142609 | 04/01/03 | 03/01/33 | 2,830.72 | 432,000.00 | 432,000.00 | 431,635.28 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142617 | 04/01/03 | 03/01/23 | 548.23 | 54,000.00 | 53,935.52 | 53,935.52 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5142633 | 04/01/03 | 03/01/33 | 1,195.03 | 131,718.00 | 131,662.51 | 131,662.51 | ARM | 5.990 | 16.400 | 10.400 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142674 | 04/01/03 | 03/01/33 | 1,724.94 | 191,700.00 | 191,700.00 | 191,620.47 | ARM | 5.750 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5142708 | 04/01/03 | 03/01/23 | 375.62 | 39,600.00 | 39,548.13 | 39,548.13 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5142724 | 04/01/03 | 03/01/33 | 722.78 | 76,500.00 | 76,500.00 | 76,472.12 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5142732 | 04/01/03 | 03/01/33 | 2,301.28 | 351,200.00 | 351,200.00 | 350,903.49 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142740 | 04/01/03 | 03/01/23 | 891.38 | 87,800.00 | 87,800.00 | 87,695.10 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5142864 | 04/01/03 | 03/01/33 | 2,521.28 | 375,172.00 | 375,172.00 | 374,870.49 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142880 | 04/01/03 | 03/01/33 | 524.89 | 52,800.00 | 52,800.00 | 52,783.31 | ARM | 6.250 | 17.550 | 11.550 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142888 | 04/01/03 | 03/01/33 | 1,797.89 | 202,311.00 | 202,224.32 | 202,224.32 | ARM | 5.990 | 16.150 | 10.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5142914 | 04/01/03 | 03/01/33 | 2,232.78 | 349,400.00 | 349,400.00 | 349,290.04 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142922 | 04/01/03 | 03/01/23 | 829.01 | 87,400.00 | 87,400.00 | 87,281.12 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5142948 | 04/01/03 | 03/01/23 | 763.40 | 75,200.00 | 75,200.00 | 75,110.71 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5142971 | 04/01/03 | 03/01/33 | 429.68 | 52,000.00 | 52,000.00 | 51,973.32 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | PURCHASE |
| 5142989 | 03/01/03 | 02/01/33 | 2,381.65 | 387,200.00 | 386,883.85 | 386,565.92 | ARM | 5.750 | 12.750 | 6.750 | 1 | 1 | 02/01/05 | PURCHASE |
| 5142997 | 04/01/03 | 03/01/33 | 1,512.50 | 176,800.00 | 176,800.00 | 176,716.63 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143064 | 04/01/03 | 03/01/33 | 5,465.54 | 650,000.00 | 649,680.27 | 649,680.27 | ARM | 5.990 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143128 | 04/01/03 | 03/01/33 | 857.58 | 96,100.00 | 96,100.00 | 96,059.26 | ARM | 6.750 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143169 | 04/01/03 | 03/01/23 | 442.44 | 43,580.00 | 43,527.98 | 43,527.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5143284 | 04/01/03 | 03/01/33 | 2,683.58 | 371,000.00 | 371,000.00 | 370,743.38 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5143318 | 04/01/03 | 03/01/23 | 419.25 | 38,100.00 | 38,100.00 | 38,061.43 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5143359 | 04/01/03 | 03/01/33 | 1,714.05 | 267,000.00 | 267,000.00 | 266,765.58 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143391 | 04/01/03 | 03/01/33 | 4,373.41 | 558,450.00 | 558,450.00 | 558,125.35 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143482 | 04/01/03 | 03/01/33 | [illegible] | 278,450.00 | 278,450.00 | 278,252.91 | ARM | 4.250 | 13.700 | 7.700 | 1 | 1 | 03/01/05 | PURCHASE |
| 5143524 | 04/01/03 | 03/01/23 | 629.07 | 61,000.00 | 60,941.00 | 60,941.00 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5143565 | 04/01/03 | 03/01/33 | 1,841.23 | 226,800.00 | 226,800.00 | 226,678.67 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143581 | 04/01/03 | 03/01/33 | 1,668.14 | 208,250.00 | 208,250.00 | 208,135.06 | ARM | 5.750 | 14.950 | 8.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143649 | 04/01/03 | 03/01/23 | 478.62 | 48,400.00 | 48,400.00 | 48,340.33 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5143664 | 04/01/03 | 03/01/23 | 806.50 | 74,420.00 | 74,420.00 | 74,347.70 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5143714 | 04/01/03 | 03/01/33 | 4,365.93 | 640,000.00 | 640,000.00 | 639,500.74 | ARM | 4.990 | 13.250 | 7.250 | 3 | 1 | 03/01/06 | REFI-CASHOUT |
| 5143771 | 04/01/03 | 03/01/33 | 3,333.92 | 412,500.00 | 412,500.00 | 412,277.02 | ARM | 5.750 | 15.050 | 9.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5143839 | 04/01/03 | 03/01/18 | 4,355.54 | 500,000.00 | 500,000.00 | 498,352.70 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5143862 | 04/01/03 | 03/01/33 | 1,272.41 | 175,908.00 | 175,908.00 | 175,786.32 | ARM | 5.990 | 13.850 | 7.850 | 1 | 1 | 03/01/05 | PURCHASE |
| 5143938 | 04/01/03 | 03/01/33 | 3,201.68 | 500,000.00 | 500,000.00 | 499,558.88 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5144019 | 04/01/03 | 03/01/33 | 661.82 | 79,050.00 | 79,050.00 | 79,010.70 | FXD | 0.000 | 9.450 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5144035 | 04/01/03 | 03/01/33 | 521.71 | 55,000.00 | 54,980.17 | 54,980.17 | ARM | 6.750 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5144092 | 04/01/03 | 03/01/33 | 3,597.31 | 600,000.00 | 599,402.69 | 599,402.69 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5144187 | 04/01/03 | 03/01/33 | 2,709.03 | 310,000.00 | 310,000.00 | 309,861.39 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5144191 | 04/01/03 | 03/01/23 | 268.19 | 25,580.00 | 25,531.44 | 25,531.44 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 5144225 | 04/01/03 | 03/01/33 | 2,601.63 | 358,250.00 | 358,250.00 | 358,008.53 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5144266 | 03/01/03 | 02/01/33 | 2,893.43 | 424,000.00 | 423,601.11 | 423,338.45 | ARM | 5.750 | 13.350 | 7.350 | 1 | 1 | 02/01/05 | PURCHASE |
| 5144308 | 04/01/03 | 03/01/33 | 2,934.25 | 524,000.00 | 524,000.00 | 523,412.83 | ARM | 4.990 | 11.375 | 5.375 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5144340 | 04/01/03 | 03/01/18 | 294.94 | 27,840.90 | 27,840.90 | 27,772.17 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5144449 | 04/01/03 | 03/01/33 | 4,167.03 | 650,000.00 | 650,000.00 | 649,426.51 | FXD | 0.000 | 6.625 | 0.000 | 0 | 0 | | PURCHASE |
| 5144514 | 04/01/03 | 03/01/23 | 523.35 | 47,580.00 | 47,511.85 | 47,511.85 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5144688 | 04/01/03 | 03/01/23 | 250.89 | 22,800.00 | 22,778.92 | 22,778.92 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5144748 | 04/01/03 | 03/01/33 | 1,460.63 | 212,000.00 | 212,000.00 | 211,837.87 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 | | PURCHASE |
| 5144811 | 04/01/03 | 03/01/33 | [illegible] | 843,200.00 | 843,200.00 | 842,402.53 | ARM | 4.990 | 12.380 | 6.380 | 1 | 1 | 03/01/05 | PURCHASE |
| 5144837 | 04/01/03 | 03/01/23 | 948.52 | 100,000.00 | 100,000.00 | 99,862.98 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5144852 | 04/01/03 | 03/01/33 | 2,027.80 | 246,500.00 | 246,500.00 | 246,377.20 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5144977 | 04/01/03 | 03/01/33 | 784.99 | 95,000.00 | 94,970.20 | 94,970.20 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5144993 | 04/01/03 | 03/01/18 | 1,058.82 | 123,500.00 | 123,500.00 | 123,084.31 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 5145024 | 04/01/03 | 03/01/33 | 638.52 | 68,400.00 | 68,367.38 | 68,367.38 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5145180 | 04/01/03 | 03/01/33 | 1,329.61 | 152,150.00 | 152,150.00 | 152,081.97 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5145208 | 04/01/03 | 03/01/18 | 806.88 | 71,980.00 | 71,980.00 | 71,817.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5145349 | 04/01/03 | 03/01/23 | 174.48 | 16,100.00 | 16,083.17 | 16,083.17 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5145370 | 04/01/03 | 03/01/33 | 732.30 | 85,600.00 | 85,600.00 | 85,559.63 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5145528 | 04/01/03 | 03/01/33 | 1,344.07 | 200,000.00 | 199,838.26 | 199,838.26 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | PURCHASE |
| 5145594 | 04/01/03 | 03/01/33 | 4,738.31 | 564,000.00 | 564,000.00 | 563,721.99 | ARM | 6.750 | 15.490 | 9.490 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5145636 | 04/01/03 | 03/01/33 | 3,136.07 | 504,000.00 | 504,000.00 | 503,530.93 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE |
| 5145685 | 04/01/03 | 03/01/33 | 1,527.11 | 195,000.00 | 194,888.64 | 194,888.64 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5145693 | 05/01/03 | 04/01/33 | 290.82 | 28,900.00 | 28,900.00 | 28,900.00 | ARM | 6.250 | 17.700 | 11.700 | 1 | 1 | 04/01/05 | REFI-CASHOUT |
| 5145750 | 04/01/03 | 03/01/33 | 1,370.47 | 196,000.00 | 196,000.00 | 195,854.53 | FXD | 0.000 | 7.500 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5145778 | 04/01/03 | 03/01/23 | 1,279.18 | 126,000.00 | 126,000.00 | 125,849.56 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5145784 | 04/01/03 | 03/01/33 | 1,391.15 | 185,000.00 | 185,000.00 | 184,882.27 | ARM | 5.750 | 14.260 | 8.260 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5145800 | 04/01/03 | 03/01/33 | 1,153.50 | 136,000.00 | 135,918.80 | 135,918.80 | ARM | 5.990 | 15.600 | 9.600 | 3 | 1 | 03/01/06 | REFI-CASHOUT |
| 5145958 | 04/01/03 | 03/01/33 | 813.09 | 81,200.00 | 81,181.87 | 81,181.87 | FXD | 0.000 | 11.650 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 5146105 | 04/01/03 | 03/01/33 | 2,286.34 | 344,000.00 | 344,000.00 | 343,717.48 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 | 03/01/05 | PURCHASE |
| 5146113 | 04/01/03 | 03/01/23 | 887.18 | 86,000.00 | 86,000.00 | 85,900.57 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5146172 | 04/01/03 | 03/01/23 | 517.90 | 54,600.00 | 54,600.00 | 54,525.73 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5146305 | 04/01/03 | 03/01/23 | 578.69 | 57,000.00 | 57,000.00 | 56,931.84 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5146354 | 04/01/03 | 03/01/23 | 783.95 | 76,000.00 | 76,000.00 | 75,912.08 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 5146162 | 04/01/03 | 03/01/33 | 475.40 | 54,400.00 | 54,400.00 | 54,375.67 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5146220 | 04/01/03 | 03/01/33 | 1,067.06 | 133,450.00 | 133,450.00 | 133,376.03 | ARM | 5.990 | 14.930 | 8.930 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 5146287 | 04/01/03 | 03/01/33 | 728.81 | 80,000.00 | 80,000.00 | 79,967.86 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | PURCHASE |
| 5146352 | 04/01/03 | 03/01/33 | 572.45 | 60,350.00 | 60,328.24 | 60,328.24 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 5146444 | 04/01/03 | 03/01/23 | 436.55 | 43,000.00 | 43,000.00 | 42,948.86 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5146578 | 04/01/03 | 03/01/23 | 771.58 | 76,000.00 | 75,909.25 | 75,909.25 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 5146667 | 04/01/03 | 03/01/33 | 2,969.37 | 490,000.00 | 490,000.00 | 489,521.48 | ARM | 4.990 | 12.100 | 6.100 | 3 | 1 | 03/01/06 | REFI-CASHOUT |

| LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | 349.62 | | | | | |
| 5140892 | 9.850 | Full | A- | 525 | 385,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5140928 | 6.375 | Stated | AA | 748 | 482,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | | | N |
| 5140967 | 9.250 | Full | A- | 563 | 650,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5140975 | 10.750 | Stated | A | 685 | 394,000.00 | 394,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5141098 | 12.150 | Full | B- | 0 | 75,000.00 | 70,000.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5141108 | 11.750 | Stated | A | 642 | 165,000.00 | 164,800.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5141130 | 10.450 | Full | B | 477 | 130,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5141163 | 8.750 | Stated | AA | 692 | 131,000.00 | 0.00 | 1 | 2/18/2003 | 358 | 03/01/03 | Group I | | | N |
| 5141282 | 10.950 | Full | B- | 499 | 118,000.00 | 0.00 | 1 | 2/12/2003 | 358 | 04/01/03 | Group II | | | N |
| 5141395 | 9.750 | Full | A | 684 | 305,000.00 | 305,000.00 | 2 | 2/20/2003 | 238 | 03/01/03 | Group II | | | N |
| 5141411 | 8.150 | Full | A | 650 | 84,000.00 | 84,000.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5141437 | 7.450 | Stated | A | 618 | 850,000.00 | 0 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5141445 | 10.600 | Stated | B | 523 | 118,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5141510 | 6.900 | Stated | A | 625 | 650,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5141538 | 10.000 | Full | B | 464 | 74,000.00 | 0 | 1 | 2/12/2003 | 359 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5141544 | 10.700 | Full | B- | 511 | 115,500.00 | 0 | 1 | 2/12/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5141668 | 9.700 | Full | A- | 528 | 110,000.00 | 0 | 1 | 2/14/2003 | 358 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5141728 | 11.500 | Full | B- | 534 | 112,000.00 | 104000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5141783 | 8.850 | Full | A- | 533 | 305,000.00 | 0 | 1 | 2/20/2003 | 358 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5141868 | 6.860 | Stated | A | 630 | 407,000.00 | 0 | 1 | 3/12/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5141981 | 6.900 | Stated | AA | 809 | 255,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142245 | 9.950 | Full | B | 502 | 211,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142260 | 8.800 | Full | A | 611 | 123,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | | | N |
| 5142302 | 10.200 | Full | A- | 482 | 170,000.00 | 170000 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142344 | 8.380 | Stated | B | 684 | 290,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | | | N |
| 5142418 | 10.500 | Stated | A | 720 | 178,000.00 | 178,000.00 | 2 | 2/19/2003 | 179 | 04/01/03 | Group II | | | N |
| 5142575 | 11.900 | Full | C | 527 | 87,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142609 | 6.850 | Stated | A | 771 | 540,000.00 | 540000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142617 | 10.750 | Stated | A | 771 | 540,000.00 | 540000 | 2 | 2/24/2003 | 239 | 04/01/03 | Group I | | | N |
| 5142633 | 10.400 | Full | B | 604 | 155,000.00 | 154,960.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5142674 | 10.300 | Full | A- | 476 | 213,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142708 | 9.750 | Full | A | 693 | 198,000.00 | 198,000.00 | 2 | 2/14/2003 | 239 | 04/01/03 | Group II | | | N |
| 5142724 | 10.900 | Full | B | 505 | 90,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142732 | 6.850 | Stated | A | 785 | 439,000.00 | 439000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142740 | 10.750 | Stated | A | 785 | 439,000.00 | 439,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group I | | | N |
| 5142864 | 7.100 | Stated | A | 692 | 470,000.00 | 468965 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142880 | 11.550 | Full | B- | 624 | 66,000.00 | 66000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142888 | 10.150 | Full | B | 489 | 325,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5142914 | 6.600 | Stated | A | 669 | 440,000.00 | 437000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142922 | 9.750 | Full | A | 669 | 440,000.00 | 437000 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5142948 | 10.750 | Stated | A | 769 | 377,800.00 | 376,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5142971 | 9.300 | Full | B | 658 | 65,000.00 | 65,000.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142989 | 6.750 | Stated | A | 697 | 450,000.00 | 450,000.00 | 1 | 2/3/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5142997 | 9.700 | Full | B | 495 | 221,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143064 | 9.500 | Full | B | 556 | ########## | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5143128 | 10.200 | Stated | A- | 608 | 145,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143169 | 10.750 | Stated | A | 720 | 220,000.00 | 217900 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5143284 | 7.850 | Full | B | 680 | 510,000.00 | 0 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143318 | 11.990 | Full | A | 605 | 181,000.00 | 190,500.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5143359 | 6.650 | Stated | AA | 634 | 325,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143391 | 8.700 | Full | A- | 651 | 657,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143482 | 7.700 | Stated | AA | 645 | 323,000.00 | 291000 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143524 | 10.990 | Stated | A | 680 | 255,000.00 | 255,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5143565 | 9.100 | Full | A- | 631 | 252,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143581 | 8.950 | Full | A- | 470 | 245,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143649 | 10.990 | Stated | A | 674 | 232,000.00 | 232,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group I | | | N |
| 5143664 | 11.750 | Stated | A | 659 | 372,500.00 | 372102 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5143714 | 7.250 | Full | A | 621 | 800,000.00 | 0 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143771 | 9.050 | Stated | A- | 521 | 550,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143839 | 6.500 | Full | A | 637 | 762,000.00 | 0.00 | 1 | 2/10/2003 | 179 | 03/01/03 | Group II | | | N |
| 5143862 | 7.850 | Stated | B | 654 | 238,000.00 | 234,544.00 | 1 | 2/10/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5143938 | 6.625 | Stated | AA | 693 | 630,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5144019 | 9.450 | Full | A- | 604 | 93,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 5144035 | 10.950 | Full | B- | 492 | 100,000.00 | 0 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5144092 | 6.000 | Stated | AA | 656 | 750,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5144187 | 9.950 | Full | B | 483 | 385,000.00 | 0.00 | 1 | 2/18/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5144191 | 11.250 | Full | A | 627 | 128,000.00 | 127,800.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5144225 | 7.850 | Full | AA | 658 | 375,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 03/01/03 | Group I | | | N |
| 5144266 | 7.350 | Stated | A | 643 | 530,000.00 | 530,000.00 | 1 | 1/31/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5144308 | 5.375 | Full | A | 779 | 655,000.00 | 0 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5144340 | 9.750 | Full | A | 662 | 150,000.00 | 139,204.50 | 2 | 2/12/2003 | 179 | 03/01/03 | Group II | | | N |
| 5144449 | 6.625 | Stated | AA | 698 | 878,000.00 | 875,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 5144514 | 11.990 | Full | A | 614 | 240,000.00 | 237,600.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5144688 | 11.990 | Full | A | 602 | 121,000.00 | 114,000.00 | 2 | 2/19/2003 | 239 | 04/01/03 | Group II | | | N |
| 5144748 | 7.350 | Stated | A | 734 | 268,000.00 | 265000 | 1 | 2/26/2003 | 359 | 03/01/03 | Group I | | | N |
| 5144811 | 6.380 | Full | A | 719 | 804,000.00 | 804000 | 1 | 2/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5144837 | 9.750 | Full | A | 719 | 804,000.00 | 804,000.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5144852 | 9.250 | Full | A- | 513 | 290,000.00 | 0.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5144977 | 9.300 | Full | B | 517 | 137,000.00 | 0 | 1 | 2/18/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5144993 | 6.250 | Stated | AA | 711 | 160,000.00 | 0.00 | 1 | 2/20/2003 | 179 | 03/01/03 | Group II | | | N |
| 5145024 | 10.950 | Full | B- | 479 | 104,000.00 | 0.00 | 1 | 2/18/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5145180 | 9.950 | Full | A- | 494 | 179,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5145208 | 10.750 | Full | A- | 681 | 360,000.00 | 359,900.00 | 2 | 2/21/2003 | 179 | 03/01/03 | Group II | | | N |
| 5145349 | 11.750 | Stated | A | 645 | 83,000.00 | 80500 | 2 | 2/12/2003 | 239 | 04/01/03 | Group I | | | N |
| 5145370 | 9.700 | Full | B | 481 | 107,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5145528 | 7.100 | Stated | A | 674 | 250,000.00 | 250,000.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | | | N |
| 5145594 | 9.490 | Full | C | 577 | 705,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5145636 | 6.350 | Full | A | 645 | 630,000.00 | 630,000.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5145685 | 8.700 | Full | A- | 497 | 350,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5145693 | 11.700 | Full | B- | 493 | 34,000.00 | 0.00 | 1 | 3/3/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5145750 | 7.500 | Full | A- | 588 | 245,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5145778 | 10.750 | Full | A | 645 | 630,000.00 | 630,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5145784 | 8.260 | Full | A- | 498 | 232,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5145800 | 9.600 | Full | B | 538 | 160,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5145958 | 11.650 | Full | B- | 641 | 72,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | | | N |
| 5146105 | 6.990 | Stated | A | 647 | 450,000.00 | 430,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5146113 | 10.990 | Stated | A | 647 | 450,000.00 | 430,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 5146172 | 9.750 | Full | A | 705 | 273,000.00 | 273,000.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5146305 | 10.750 | Stated | A | 687 | 285,000.00 | 285000 | 2 | 2/12/2003 | 239 | 03/01/03 | Group I | | | N |
| 5146354 | 10.990 | Stated | A | 668 | 380,000.00 | 380,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 5146162 | 9.950 | Full | B | 507 | 64,000.00 | 0.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5146220 | 8.930 | Full | B | 572 | 157,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 5146287 | 10.450 | Full | B- | 470 | 100,000.00 | 100000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5146352 | 10.950 | Full | B- | 483 | 71,000.00 | 0.00 | 1 | 2/19/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5146444 | 10.750 | Full | A | 655 | 215,000.00 | 215,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group I | | | N |
| 5146578 | 10.750 | Stated | A | 682 | 380,000.00 | 380,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5146667 | 6.100 | Stated | A | 689 | 700,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-6379 x.7231
nam.dang@wamu.net



GCM_LBMLT_2003-2_MktTotal_040383.xls
4/4/2003 2:58 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5941) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 5148875 | 0074298744 | CHARLES CARUFEL | 3320 HWY 8 | PIEDMONT | AL | 36272 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5148768 | 0074298835 | JEFF M TAYLOR | 24700 SW NODAWAY LANE | WILSONVILLE | OR | 97070 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5148774 | 0074298843 | JEFF M TAYLOR | 24700 SW NODAWAY LANE | WILSONVILLE | OR | 97070 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5148790 | 0074298868 | MUAZ DRAGANOVIC | 18135 DAYTON AVENUE NORTH | SHORELINE | WA | 98133 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5148816 | 0074298884 | CHARLES R HAGGERTY | 1516 NW GALVESTON AVE | BEND | OR | 97701 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5148840 | 0074298918 | LEE METCALF | 43767 S PAUL LAKE DRIVE | PERHAM | MN | 56573 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5148881 | 0074298958 | JIM SARRIS | 1664 BECKHAM DRIVE | BIRMINGHAM | AL | 35209 | OWNER-OCC | SFR | 360 | 84.84 | 84.84 |
| 5148907 | 0074298975 | ISMAEL TRIANA | 3221 NW 18 COURT | MIAMI | FL | 33127 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5148915 | 0074298983 | ISMAEL TRIANA | 3221 NW 18 COURT | MIAMI | FL | 33127 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 5147020 | 0074300096 | JENNY COLEY | 113 DAFFODIL DR | DUDLEY | NC | 28333 | OWNER-OCC | MANUMOBIL | 360 | 79.19 | 79.19 |
| 5147053 | 0074300120 | GEORGE E SEXTON | 1886 BELGIAN TRAIL | ELIZABETH | CO | 80107 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 5147145 | 0074300211 | MARK E BERRY | 1834 ROYAL AVE | SAN MATEO | CA | 94401 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5147152 | 0074300229 | JOHN HAYES | 33 WHITETAIL MEADOWS RD | KALISPELL | MT | 59901 | OWNER-OCC | SFR | 360 | 69.13 | 69.13 |
| 5147184 | 0074300260 | GALDINO A HERNANDEZ | 1011 HOPKINS GULCH | BOULDER CREEK | CA | 95006 | NON OWNER | SFR | 360 | 90.00 | 90.00 |
| 5147210 | 0074300286 | ROMEL A CASTILLEJOS | 3328 SONORESA WAY | ELK GROVE | CA | 95758 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 5147301 | 0074300377 | ERNEST J SANDOVAL | 439 HOLLY LANE | HAYWARD | CA | 94541 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5147335 | 0074300401 | CURTIS CRAMER JR | 2708 VAN BUREN PARKWAY | CAPE CORAL | FL | 33993 | OWNER-OCC | SFR | 360 | 79.83 | 79.83 |
| 5147350 | 0074300427 | RICHARD D POLLOCK | 855 CHASE COURT | STOCKTON | CA | 95206 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5147400 | 0074300476 | JUDITH FERGUSON | 7730 GOLDFINCH WAY | ANTELOPE | CA | 95843 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5147428 | 0074300492 | DURAI APPADURAI | 3820 CALLENDER COURT | NAPERVILLE | IL | 60564 | OWNER-OCC | SFR | 360 | 64.37 | 64.37 |
| 5147483 | 0074300559 | ERIC BUENAVISTA | 2328 AMSTERDAM PLACE | STOCKTON | CA | 95206 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5147525 | 0074300591 | CARLOS MARTINEZ | 1504 HILL ST | RIO GRANDE | TX | 78582 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5147568 | 0074300633 | FRANKLIN I IGWEALOR | 44720 W 10TH STREET | LANCASTER | CA | 93534 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5147616 | 0074300682 | JUAN BERNAL | 2917 CLEARLAND CIRCLE | BAY POINT | CA | 94565 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5147681 | 0074300757 | LATASHA TURNER | 14817 S MARKHAM DRIVE | HARVEY | IL | 60426 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5147707 | 0074300773 | SERGIO L NUNEZ | 327 GRISSOM WAY | MANTECA | CA | 95336 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5147723 | 0074300799 | ISABEL RODRIGUEZ | 3711 WILLOW CREST DRIVE | ZION | IL | 60099 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5147756 | 0074300823 | MARIELY MENDOZA | 429 DAISY LANE | PALO ALTO | CA | 94303 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5147764 | 0074300831 | TERRELL COBB | 187 GRAZZY LN | BOWMAN | SC | 29018 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 5147806 | 0074300872 | DANIEL A RIVAS | 211 FAIRCHILD DRIVE | MOUNTAIN VIEW | CA | 94043 | OWNER-OCC | 2-4 UNITS | 240 | 19.82 | 99.82 |
| 5147814 | 0074300880 | STEPHANIE J RENFROW | 36 BELLEVIEW DR | CRESTED BUTTE | CO | 81225 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5147863 | 0074300930 | ROSARIO ROMAN | 1555 VIA ESCONDIDO | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5147897 | 0074300963 | TERRY SWIGERT | 511 E DETROIT AVE | MONMOUTH | IL | 61462 | OWNER-OCC | SFR | 360 | 82.57 | 82.57 |
| 5147913 | 0074300989 | SHIRLEY STINEBISER | 1828 PEACH AVENUE | CLOVIS | CA | 93612 | OWNER-OCC | SFR | 360 | 86.89 | 86.89 |
| 5147939 | 0074301003 | DANNY BALL | 216 N CREEK PLACE | MIDWAY | UT | 84049 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5147954 | 0074301029 | ARNULFO CERVANTES | 2293 PEACH AVENUE | LIVINGSTON | CA | 95334 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5148036 | 0074301102 | REBECCA D GRIFFIN | 8502 E DE LA O RD | SCOTTSDALE | AZ | 85255 | OWNER-OCC | PUD | 360 | 79.58 | 79.58 |
| 5148051 | 0074301128 | KATHY SOX | 2100 NAZARETH ROAD | LEXINGTON | SC | 29073 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 5148119 | 0074301185 | FRANCO SANELLI | 824 FLEMING STREET | CORAOPOLIS | PA | 15108 | NON OWNER | SFR | 360 | 85.00 | 85.00 |
| 5148150 | 0074301227 | KENNETH J JANDURA | 805 SHIVELY CREEK RD | CANYONVILLE | OR | 97417 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5148200 | 0074301276 | PENNY L JUDAY | 19300 HATTERAS STREET | LOS ANGELES | CA | 91356 | OWNER-OCC | SFR | 360 | 74.22 | 74.22 |
| 5148218 | 0074301284 | ALEX DUBUCLET | 5405 S INGLESIDE AVENUE | CHICAGO | IL | 60615 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5148283 | 0074301359 | RONALD W HARMON | 6701 PLEASANTVIEW ROAD | LANCASTER | OH | 43130 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5148390 | 0074301466 | CRAIG P HEMKES | 1600 COMMONWEALTH BLVD | TOMS RIVER | NJ | 8757 | OWNER-OCC | SFR | 360 | 79.47 | 79.47 |
| 5148416 | 0074301482 | CHRISTOPHER S HOCKOM | 27318 245TH AVE SE | MAPLE VALLEY | WA | 98038 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5148424 | 0074301490 | CHRISTOPHER S HOCKOM | 27318 245TH AVE SE | MAPLE VALLEY | WA | 98038 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5148523 | 0074301599 | DONALD A KING | 181 MAHLIE KING DRIVE | JACKSON SPRINGS | NC | 27281 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5148556 | 0074301623 | THOMAS TISDALE | 1527 KINGSWAY ROAD | BALTIMORE | MD | 21218 | OWNER-OCC | TOWNHOUSE | 360 | 85.00 | 85.00 |
| 5148564 | 0074301631 | ROBERT O BECKETT | 6311 PRYOR AVE | ST JOSEPH | MO | 64504 | OWNER-OCC | SFR | 360 | 83.58 | 83.58 |
| 5148598 | 0074301664 | CYNTHIA V MALONG | 9574 CAMELBACK PEAK CT | LAS VEGAS | NV | 89148 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5148655 | 0074301722 | PAULINE M MORGAN | 8100 NW 20TH COURT | SUNRISE | FL | 33322 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5148713 | 0074301789 | THOMAS E WOOD | 5418 E OAKHURST WAY | SCOTTSDALE | AZ | 85254 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5148879 | 0074301946 | FILIBERTO ALEJO | 3558 ZANE GREY COURT | STOCKTON | CA | 95206 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5148903 | 0074301970 | DOLORES CALACONE | 118 ALACAZAR AVE | JOHNSTON | RI | 2919 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5148911 | 0074301987 | GWENDOLYN MARSHALL | 1400 HEATHER STREET UNIT1 | MORGANTOWN | WV | 26505 | OWNER-OCC | TOWNHOUSE | 360 | 77.30 | 77.30 |
| 5148986 | 0074302050 | RICHARD R BAYARD | 1983 CHANDALAR COURT | PELHAM | AL | 35124 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5149018 | 0074302084 | SHERRIE J EASTMAN | 1441 N 20TH ST | LINCOLN | NE | 68503 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5149059 | 0074302126 | JAMES G RHODDA | 4195 GRIZZLY WAY | STEVENSVILLE | MT | 59870 | OWNER-OCC | MANUMOBIL | 360 | 90.00 | 90.00 |
| 5149166 | 0074302233 | MICHAEL JANNOPOULOS | 486 S VENTU PARK ROAD | THOUSAND OAKS | CA | 91320 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5149232 | 0074302308 | JOSE MUNGUIA | 2349 MATTERHORN DRIVE | STOCKTON | CA | 95212 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5149240 | 0074302316 | SPENCER D PRICE | 1844 VERNON AVE | MODESTO | CA | 95351 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5149273 | 0074302340 | ELIAS MUNOZ-MONTOYA | 3427 N WEST LN | STOCKTON | CA | 95204 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5149323 | 0074302399 | MICHAEL JANNOPOULOS | 486 S VENTU PARK ROAD | THOUSAND OAKS | CA | 91320 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5149331 | 0074302407 | BRADLEY K VAUGHAN | 204 PAINE AVE | MOULTON | AL | 35650 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5149373 | 0074302449 | JOSE J FRANCO JR | 1007 N BRAZOS AVENUE | HOBBS | NM | 88240 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5149406 | 0074302472 | SHANNON E ERTEL | 29 HEATHMERE COURT | SACRAMENTO | CA | 95833 | OWNER-OCC | SFR | 360 | 78.43 | 78.43 |
| 5149588 | 0074302647 | CAROL A HUBBARD | 3068 PERCY AVENUE | CINCINNATI | OH | 45211 | NON OWNER | SFR | 360 | 68.18 | 68.18 |
| 5149638 | 0074302696 | PAUL J MIGALA | 8413 BARNES ROAD | SIMONTON | TX | 77476 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5149678 | 0074302738 | VICTORIA E CEPEDA | 13284 SW 108 ST CIRCLE | MIAMI | FL | 33186 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 5149892 | 0074303066 | LIANE M ARMSTRONG | 2181 E BROADMOR DR | TEMPE | AZ | 85282 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5150090 | 0074303157 | MICHAEL E SANTISTEVAN | 6500 S BESSEMER BEND ROAD | CASPER | WY | 82604 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5150123 | 0074303181 | JAMES E JONES | 1881 HAVANA ST | AURORA | CO | 80010 | OWNER-OCC | SFR | 360 | 60.00 | 60.00 |
| 5150131 | 0074303199 | PAUL A NOAH | 4738 SNYDER LANE | SANTA ROSA | CA | 95404 | OWNER-OCC | SFR | 360 | 79.87 | 79.86 |
| 5150198 | 0074303256 | MARTHA BARRERA | 825 LAUREL ST | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5150214 | 0074303272 | ROSIE L BARRY | 618 DUBOCE AVE | RICHMOND | CA | 94801 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5150280 | 0074303348 | MARCIA FENDERSON | 115-18 201ST STREET | ST ALBANS,QUEENS | NY | 11412 | OWNER-OCC | SFR | 360 | 84.36 | 84.36 |
| 5150398 | 0074303454 | DARRELL PACE | 2333 ANNABELLE LANE | FORT WORTH | TX | 76119 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5150453 | 0074303512 | HARRY SPRIGGS | 385 HIGHLAND DR | PAYETTE | ID | 83661 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5150487 | 0074303546 | IN J SHIM | 2358 SE LUND AVE | PORT ORCHARD | WA | 98366 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5150602 | 0074303652 | PAM DARBY | 3170 TEXAS HILL ROAD | PLACERVILLE | CA | 95667 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5150735 | 0074303785 | DANIEL HARBISON | LOT 45 VALLEY VIEW DR | TAYLOR | AZ | 85939 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5150743 | 0074303793 | GARY SMITH | 67730 QUIJO ROAD | CATHEDRAL CITY | CA | 92234 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5150784 | 0074303835 | DAVID J DOZAL JR | 1181 WILMA DRIVE | HOLLISTER | CA | 95023 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5150818 | 0074303868 | EDDIE N RAMOS | 134 KLEIN CREEK DRIVE | CAROL STREAM | IL | 60188 | OWNER-OCC | CONDO | 180 | 20.00 | 100.00 |
| 5150826 | 0074303876 | CARMEN G FULGENCIO | 207 DEL MONTE AVE. | SOUTH SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5150875 | 0074303926 | RAVEN S SKELLETT | 16015 118TH AVE E | PUYALLUP | WA | 98374 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5150883 | 0074303934 | ROBERT D RICHEY | 548 N LAKE COVE | BIRMINGHAM | AL | 35242 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 5151014 | 0074304064 | BETH YAROSH | 7601 BENVILLE COVE | AUSTIN | TX | 78749 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5151022 | 0074304072 | DIANE V DEITRICH | 9950 WOODLAWN COURT | PERRINTON | MI | 48871 | OWNER-OCC | MANUMOBIL | 360 | 84.97 | 84.97 |
| 5151113 | 0074304163 | CONCHITA WILLIAMSON | 7311 PARK LAKE DRIVE | DALLAS | TX | 75230 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5151139 | 0074304188 | JOHN S WRIGHT | 1501 QUINCE AVE | ATWATER | CA | 95301 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5151196 | 0074304247 | HAROLD B PALMER | 802 CALIFORNIA AVENUE | DOS PALOS | CA | 93620 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5151248 | 0074304296 | ROBERT SPITLER | 3809 N 38TH ST | TACOMA | WA | 98407 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 5151253 | 0074304304 | GUILLERMO P MORENO | 8720 MORELAND AVENUE SW | LAKEWOOD | WA | 98498 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5151329 | 0074304381 | RICKY D VERNON | 153 RAVENA DR | CHEHALIS | WA | 98532 | OWNER-OCC | MANUMOBIL | 360 | 85.98 | 85.98 |
| 5151337 | 0074304379 | JILL S PARSHALL | 10 CERVANTES CIRCLE | LAKE OSWEGO | OR | 97035 | OWNER-OCC | CONDO | 360 | 65.00 | 65.00 |
| 5151345 | 0074304387 | CHRISTOPHER WAGNER | 6201 E PORTLAND AVE | TACOMA | WA | 98404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5151451 | 0074304494 | MARIO BERRIOS | 32240 VALIANT WAY | UNION CITY | CA | 94587 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5151493 | 0074304536 | JUAN BERNAL | 777 GRANT AVENUE | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5151501 | 0074304544 | CONCHITA WILLIAMSON | 7311 PARK LAKE DRIVE | DALLAS | TX | 75230 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 5151543 | 0074304585 | JOSE TORRES | 5654 E FLOWER AVE | MESA | AZ | 85206 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 5151576 | 0074304619 | RICHARD GALEKOVICH | 25901 SE 15TH STREET | CAMAS | WA | 98607 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5151600 | 0074304643 | MICHELLE DE LA CRUZ | 1757 ONIZUKA DRIVE | EL PASO | TX | 79936 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5151818 | 0074304850 | LUIS A CORDON | 13008 POUNDS AVENUE | WHITTIER | CA | 90604 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5151840 | 0074304882 | PEDRO Y AGUAS | 5588 ROUNDTREE COMMON | FREMONT | CA | 94538 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5151915 | 0074304957 | J E RONDEAU | 4007 ALTA MESA DRIVE | LOS ANGELES | CA | 91604 | OWNER-OCC | SFR | 360 | 68.97 | 68.97 |
| 5151956 | 0074304999 | DESIREE COLEMAN | 3308 S MACGREGOR WAY | HOUSTON | TX | 77021 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |

| LOAN NUMBER | CURRENT INT RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY PNI | ORIG LOAN AMOUNT (927,853,529.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5148875 | 8.70 | 04/01/03 | 03/01/33 | 738.78 | 94,080.00 | 94,025.30 | 94,025.30 | ARM | 5.990 | 14.700 | 8.700 | 1 | 1 |
| 5148768 | 6.60 | 04/01/03 | 03/01/33 | 2,340.05 | 368,400.00 | 368,400.00 | 368,078.15 | FXD | 0.000 | 6.600 | 0.000 | 0 | 0 |
| 5148774 | 9.75 | 04/01/03 | 03/01/23 | 868.85 | 91,600.00 | 91,600.00 | 91,475.40 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5148790 | 10.75 | 04/01/03 | 03/01/23 | 473.00 | 46,580.00 | 46,580.00 | 46,534.37 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5148816 | 7.65 | 04/01/03 | 03/01/33 | 1,724.12 | 243,000.00 | 243,000.00 | 242,825.01 | FXD | 0.000 | 7.650 | 0.000 | 0 | 0 |
| 5148840 | 11.99 | 04/01/03 | 03/01/33 | 1,529.95 | 148,850.00 | 148,850.00 | 148,807.31 | ARM | 8.750 | 17.990 | 11.990 | 1 | 1 |
| 5148881 | 8.20 | 04/01/03 | 03/01/33 | 990.78 | 132,500.00 | 132,500.00 | 132,414.64 | ARM | 4.250 | 14.200 | 8.200 | 1 | 1 |
| 5148907 | 8.75 | 04/01/03 | 03/01/33 | 623.07 | 79,200.00 | 79,200.00 | 79,154.43 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 |
| 5148915 | 10.99 | 04/01/03 | 03/01/18 | 224.93 | 19,800.00 | 19,800.00 | 19,758.41 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5147020 | 9.30 | 04/01/03 | 03/01/33 | 647.83 | 78,400.00 | 78,400.00 | 78,359.77 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 |
| 5147053 | 7.70 | 04/01/03 | 03/01/33 | 1,743.19 | 244,500.00 | 244,500.00 | 244,325.69 | FXD | 0.000 | 7.700 | 0.000 | 0 | 0 |
| 5147145 | 6.75 | 04/01/03 | 03/01/33 | 3,217.05 | 486,000.00 | 486,000.00 | 485,572.05 | ARM | 5.750 | 12.750 | 6.750 | 1 | 1 |
| 5147152 | 8.30 | 04/01/03 | 03/01/33 | 3,094.62 | 410,000.00 | 409,741.21 | 409,741.21 | ARM | 5.750 | 14.300 | 8.300 | 1 | 1 |
| 5147184 | 7.50 | 04/01/03 | 03/01/33 | 1,887.88 | 270,000.00 | 270,000.00 | 269,799.62 | ARM | 4.250 | 13.500 | 7.500 | 1 | 1 |
| 5147210 | 10.50 | 04/01/03 | 03/01/18 | 641.14 | 58,000.00 | 58,000.00 | 57,868.38 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 |
| 5147301 | 8.10 | 04/01/03 | 03/01/33 | 1,600.02 | 216,000.00 | 215,857.98 | 215,857.98 | ARM | 5.990 | 14.100 | 8.100 | 1 | 1 |
| 5147335 | 10.95 | 04/01/03 | 03/01/33 | 1,334.42 | 140,680.00 | 140,680.00 | 140,629.29 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 |
| 5147350 | 6.75 | 04/01/03 | 03/01/33 | 1,546.91 | 238,500.00 | 238,294.65 | 238,294.65 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 |
| 5147400 | 8.85 | 04/01/03 | 03/01/33 | 1,307.48 | 184,700.00 | 184,700.00 | 184,607.10 | ARM | 4.990 | 14.850 | 8.850 | 1 | 1 |
| 5147428 | 8.70 | 04/01/03 | 03/01/33 | 5,873.50 | 750,000.00 | 750,000.00 | 749,564.00 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 |
| 5147483 | 10.45 | 04/01/03 | 03/01/33 | 1,393.84 | 153,000.00 | 152,938.53 | 152,938.53 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 5147525 | 12.05 | 04/01/03 | 03/01/33 | 379.82 | 36,400.00 | 36,389.70 | 36,389.70 | ARM | 6.750 | 18.050 | 12.050 | 1 | 1 |
| 5147568 | 11.25 | 04/01/03 | 03/01/23 | 209.84 | 20,000.00 | 19,977.64 | 19,977.64 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5147616 | 10.75 | 04/01/03 | 03/01/23 | 517.77 | 51,000.00 | 51,000.00 | 50,938.11 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5147681 | 10.30 | 04/01/03 | 03/01/33 | 769.38 | 85,500.00 | 85,500.00 | 85,464.53 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 |
| 5147707 | 9.75 | 04/01/03 | 03/01/23 | 411.68 | 43,400.00 | 43,400.00 | 43,340.87 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5147723 | 10.10 | 04/01/03 | 03/01/33 | 1,175.25 | 132,800.00 | 132,800.00 | 132,742.48 | ARM | 5.990 | 16.100 | 10.100 | 1 | 1 |
| 5147756 | 10.75 | 04/01/03 | 03/01/23 | 751.27 | 74,000.00 | 74,000.00 | 73,911.65 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5147764 | 12.40 | 04/01/03 | 03/01/33 | 711.99 | 67,200.00 | 67,182.40 | 67,182.40 | ARM | 6.250 | 18.400 | 12.400 | 1 | 1 |
| 5147806 | 10.75 | 04/01/03 | 03/01/23 | 1,016.22 | 100,000.00 | 99,880.60 | 99,880.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5147814 | 7.10 | 04/01/03 | 03/01/33 | 3,118.73 | 464,000.00 | 463,627.10 | 463,627.10 | ARM | 4.990 | 13.100 | 7.100 | 1 | 1 |
| 5147863 | 10.75 | 04/01/03 | 03/01/23 | 781.73 | 77,000.00 | 77,000.00 | 76,908.06 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5147897 | 10.45 | 04/01/03 | 03/01/33 | 409.98 | 45,000.00 | 44,981.91 | 44,981.91 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 5147913 | 10.30 | 04/01/03 | 03/01/33 | 812.54 | 90,300.00 | 90,300.00 | 90,262.54 | ARM | 6.250 | 16.300 | 10.300 | 1 | 1 |
| 5147939 | 9.70 | 04/01/03 | 03/01/33 | 3,154.59 | 368,750.00 | 368,750.00 | 368,567.64 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 |
| 5147954 | 9.75 | 04/01/03 | 03/01/23 | 292.15 | 30,800.00 | 30,758.10 | 30,758.10 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5148036 | 6.50 | 04/01/03 | 03/01/33 | 2,262.41 | 358,000.00 | 357,676.36 | 357,676.36 | FXD | 0.000 | 6.500 | 0.000 | 0 | 0 |
| 5148051 | 10.45 | 04/01/03 | 03/01/33 | 568.47 | 62,400.00 | 62,400.00 | 62,374.93 | ARM | 6.750 | 16.450 | 10.450 | 1 | 1 |
| 5148119 | 9.75 | 04/01/03 | 03/01/33 | 744.89 | 86,700.00 | 86,700.00 | 86,659.55 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 |
| 5148150 | 8.45 | 04/01/03 | 03/01/33 | 1,236.08 | 161,500.00 | 161,500.00 | 161,401.15 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 |
| 5148200 | 6.99 | 04/01/03 | 03/01/33 | 4,439.74 | 668,000.00 | 667,281.10 | 667,281.10 | ARM | 4.990 | 12.990 | 6.990 | 1 | 1 |
| 5148218 | 7.00 | 04/01/03 | 03/01/33 | 3,459.58 | 520,000.00 | 520,000.00 | 519,573.75 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 |
| 5148283 | 9.00 | 04/01/03 | 03/01/33 | 827.50 | 102,850.00 | 102,850.00 | 102,793.82 | ARM | 5.750 | 15.000 | 9.000 | 1 | 1 |
| 5148390 | 10.25 | 04/01/03 | 03/01/33 | 1,353.12 | 151,000.00 | 150,936.67 | 150,936.67 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 |
| 5148416 | 7.30 | 04/01/03 | 03/01/33 | 1,355.74 | 197,753.00 | 197,753.00 | 197,600.78 | ARM | 4.990 | 13.300 | 7.300 | 1 | 1 |
| 5148424 | 11.79 | 04/01/03 | 03/01/23 | 535.77 | 49,438.00 | 49,438.00 | 49,386.31 | FXD | 0.000 | 11.790 | 0.000 | 0 | 0 |
| 5148523 | 9.65 | 04/01/03 | 03/01/33 | 608.20 | 71,400.00 | 71,365.98 | 71,365.98 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 |
| 5148556 | 9.75 | 05/01/03 | 04/01/33 | 693.77 | 80,750.00 | 80,750.00 | 80,750.00 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5148564 | 8.55 | 04/01/03 | 03/01/33 | 387.39 | 50,150.00 | 50,117.32 | 50,117.32 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 |
| 5148598 | 10.75 | 04/01/03 | 03/01/23 | 338.40 | 33,430.00 | 33,390.08 | 33,390.08 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5148655 | 10.75 | 04/01/03 | 03/01/23 | 342.14 | 33,700.00 | 33,700.00 | 33,659.78 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5148713 | 7.60 | 04/01/03 | 03/01/33 | 4,040.28 | 582,500.00 | 582,500.00 | 582,106.97 | ARM | 4.990 | 13.600 | 7.600 | 1 | 1 |
| 5148879 | 10.75 | 04/01/03 | 03/01/23 | 500.51 | 49,300.00 | 49,241.14 | 49,241.14 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5148903 | 10.15 | 04/01/03 | 03/01/33 | 1,194.39 | 134,400.00 | 134,342.41 | 134,342.41 | ARM | 5.750 | 16.150 | 10.150 | 1 | 1 |
| 5148911 | 9.10 | 04/01/03 | 03/01/33 | 696.55 | 85,800.00 | 85,754.10 | 85,754.10 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 |
| 5148986 | 11.33 | 04/01/03 | 03/01/33 | 788.90 | 80,750.00 | 80,750.00 | 80,723.18 | ARM | 6.250 | 17.325 | 11.325 | 1 | 1 |
| 5149018 | 9.70 | 04/01/03 | 03/01/33 | 574.89 | 67,200.00 | 67,200.00 | 67,168.31 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 |
| 5149059 | 8.25 | 04/01/03 | 03/01/33 | 912.79 | 121,500.00 | 121,500.00 | 121,422.52 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 |
| 5149166 | 6.35 | 04/01/03 | 03/01/33 | 2,488.85 | 400,000.00 | 399,627.72 | 399,627.72 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 |
| 5149232 | 10.75 | 04/01/03 | 03/01/23 | 620.00 | 61,069.00 | 61,069.00 | 60,994.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5149240 | 10.90 | 04/01/03 | 03/01/33 | 1,148.65 | 121,600.00 | 121,555.68 | 121,555.68 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 |
| 5149273 | 10.75 | 04/01/03 | 03/01/23 | 294.42 | 29,000.00 | 29,000.00 | 28,965.37 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5149323 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 99,880.54 | 99,880.54 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5149331 | 9.30 | 04/01/03 | 03/01/33 | 416.39 | 58,800.00 | 58,800.00 | 58,749.31 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 |
| 5149373 | 10.95 | 04/01/03 | 03/01/33 | 364.25 | 38,400.00 | 38,378.15 | 38,378.15 | FXD | 0.000 | 10.950 | 0.000 | 0 | 0 |
| 5149406 | 8.40 | 04/01/03 | 03/01/33 | 1,523.68 | 200,000.00 | 200,000.00 | 199,876.32 | FXD | 0.000 | 8.400 | 0.000 | 0 | 0 |
| 5149588 | 10.50 | 04/01/03 | 03/01/33 | 343.03 | 37,500.00 | 37,500.00 | 37,485.10 | ARM | 6.750 | 16.500 | 10.500 | 1 | 1 |
| 5149638 | 9.90 | 04/01/03 | 03/01/23 | 335.45 | 35,000.00 | 35,000.00 | 34,953.30 | FXD | 0.000 | 9.900 | 0.000 | 0 | 0 |
| 5149678 | 9.60 | 04/01/03 | 03/01/33 | 826.96 | 97,500.00 | 97,500.00 | 97,453.04 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 |
| 5149892 | 7.75 | 04/01/03 | 03/01/33 | 1,083.22 | 151,200.00 | 151,093.28 | 151,093.28 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 |
| 5150090 | 9.25 | 04/01/03 | 03/01/33 | 1,151.75 | 140,000.00 | 140,000.00 | 139,927.42 | ARM | 5.990 | 15.250 | 9.250 | 1 | 1 |
| 5150123 | 12.50 | 04/01/03 | 03/01/33 | 1,024.57 | 96,000.00 | 96,000.00 | 95,975.43 | ARM | 6.750 | 18.500 | 12.500 | 1 | 1 |
| 5150131 | 6.90 | 04/01/03 | 03/01/33 | 3,108.60 | 472,000.00 | 472,000.00 | 471,605.40 | ARM | 4.990 | 12.900 | 6.900 | 1 | 1 |
| 5150198 | 10.75 | 04/01/03 | 03/01/33 | 1,920.18 | 205,700.00 | 205,700.00 | 205,622.56 | ARM | 6.250 | 16.750 | 10.750 | 1 | 1 |
| 5150214 | 11.60 | 04/01/03 | 03/01/33 | 1,621.84 | 162,500.00 | 162,500.00 | 162,449.18 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 |
| 5150280 | 9.50 | 04/01/03 | 03/01/33 | 1,950.79 | 232,000.00 | 232,000.00 | 231,885.88 | ARM | 5.750 | 15.500 | 9.500 | 1 | 1 |
| 5150398 | 10.45 | 04/01/03 | 03/01/33 | 473.81 | 52,020.00 | 52,020.00 | 51,999.10 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 |
| 5150453 | 11.99 | 04/01/03 | 03/01/23 | 191.47 | 17,400.00 | 17,382.38 | 17,382.38 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 |
| 5150487 | 8.30 | 04/01/03 | 03/01/33 | 1,426.55 | 189,000.00 | 189,000.00 | 188,880.70 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 |
| 5150602 | 10.10 | 04/01/03 | 03/01/33 | 1,725.70 | 195,000.00 | 195,000.00 | 194,915.55 | ARM | 6.750 | 16.100 | 10.100 | 1 | 1 |
| 5150735 | 10.45 | 04/01/03 | 03/01/33 | 762.74 | 83,725.00 | 83,725.00 | 83,691.37 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 5150743 | 9.55 | 04/01/03 | 03/01/33 | 1,327.88 | 157,250.00 | 157,250.00 | 157,173.46 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 |
| 5150784 | 10.75 | 04/01/03 | 03/01/23 | 647.72 | 63,800.00 | 63,723.42 | 63,723.42 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5150818 | 10.50 | 04/01/03 | 03/01/18 | 236.56 | 21,400.00 | 21,400.00 | 21,350.68 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 |
| 5150826 | 7.15 | 04/01/03 | 03/01/33 | 3,343.27 | 495,000.00 | 494,606.10 | 494,606.10 | ARM | 4.990 | 13.150 | 7.150 | 1 | 1 |
| 5150875 | 11.25 | 04/01/03 | 03/01/23 | 293.80 | 28,000.00 | 27,968.70 | 27,968.70 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5150883 | 8.45 | 04/01/03 | 03/01/33 | 3,968.48 | 518,500.00 | 518,500.00 | 518,182.64 | ARM | 5.250 | 14.450 | 8.450 | 1 | 1 |
| 5151014 | 8.45 | 04/01/03 | 03/01/33 | 838.85 | 109,600.00 | 109,600.00 | 109,532.92 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 |
| 5151022 | 8.90 | 04/01/03 | 03/01/33 | 996.00 | 124,900.00 | 124,900.00 | 124,830.34 | ARM | 4.990 | 14.900 | 8.900 | 1 | 1 |
| 5151113 | 6.85 | 04/01/03 | 03/01/33 | 2,270.45 | 346,496.00 | 346,203.45 | 346,203.45 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 |
| 5151139 | 9.75 | 04/01/03 | 03/01/23 | 276.97 | 29,200.00 | 29,160.28 | 29,160.28 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5151196 | 7.80 | 04/01/03 | 03/01/33 | 1,081.97 | 150,300.00 | 150,300.00 | 150,194.98 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 |
| 5151248 | 10.50 | 04/01/03 | 03/01/18 | 475.33 | 43,000.00 | 42,900.97 | 42,900.97 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 |
| 5151253 | 6.50 | 04/01/03 | 03/01/33 | 910.18 | 144,000.00 | 143,869.82 | 143,869.82 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 |
| 5151329 | 7.05 | 04/01/03 | 03/01/33 | 1,023.08 | 153,000.00 | 152,875.82 | 152,875.82 | FXD | 0.000 | 7.050 | 0.000 | 0 | 0 |
| 5151337 | 9.95 | 04/01/03 | 03/01/33 | 928.58 | 106,250.00 | 106,202.49 | 106,202.49 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 |
| 5151345 | 10.10 | 04/01/03 | 03/01/33 | 920.37 | 104,000.00 | 103,954.96 | 103,954.96 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 |
| 5151451 | 10.75 | 04/01/03 | 03/01/23 | 812.19 | 80,000.00 | 80,000.00 | 79,904.48 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5151493 | 10.75 | 04/01/03 | 03/01/23 | 730.97 | 72,000.00 | 71,914.03 | 71,914.03 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5151501 | 9.99 | 04/01/03 | 03/01/18 | 930.34 | 86,824.00 | 86,414.80 | 86,414.80 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5151543 | 7.75 | 04/01/03 | 03/01/33 | 954.27 | 133,200.00 | 133,200.00 | 133,105.98 | ARM | 5.750 | 13.750 | 7.750 | 1 | 1 |
| 5151576 | 8.75 | 04/01/03 | 03/01/33 | 969.61 | 123,250.00 | 123,250.00 | 123,179.09 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 |
| 5151600 | 11.45 | 04/01/03 | 03/01/33 | 647.13 | 65,600.00 | 65,600.00 | 65,578.80 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 |
| 5151818 | 7.05 | 04/01/03 | 03/01/33 | 2,437.28 | 364,500.00 | 364,500.00 | 364,204.18 | FXD | 0.000 | 7.050 | 0.000 | 0 | 0 |
| 5151840 | 11.99 | 04/01/03 | 03/01/23 | 525.99 | 47,800.00 | 47,751.61 | 47,751.61 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 |
| 5151915 | 8.85 | 04/01/03 | 03/01/33 | 3,969.27 | 500,000.00 | 500,000.00 | 499,718.23 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 |
| 5151956 | 6.35 | 04/01/03 | 03/01/33 | 2,240.05 | 360,000.00 | 359,664.95 | 359,664.95 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 |

| LOAN NUMBER | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5148875 | 03/01/05 | PURCHASE | 8.700 | Full | B | 603 | 118,000.00 | 117600 | 1 | 2/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148768 | | PURCHASE | 6.600 | Full | A | 736 | 475,000.00 | 458,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 5148774 | | PURCHASE | 9.750 | Full | A | 738 | 475,000.00 | 458000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5148790 | | PURCHASE | 10.750 | Full | A | 840 | 237,000.00 | 232,950.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group I | | | N |
| 5148816 | | REFI-CASHOUT | 7.650 | Stated | AA | 847 | 270,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 5148840 | 03/01/05 | REFI-NO CASHOUT | 11.990 | Full | D | 525 | 229,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148881 | 03/01/05 | PURCHASE | 8.200 | Stated | AA | 648 | 140,000.00 | 140,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148907 | 03/01/05 | PURCHASE | 8.750 | Full | B | 638 | 100,000.00 | 99,000.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148915 | | PURCHASE | 10.990 | Full | B | 638 | 100,000.00 | 99,000.00 | 2 | 2/12/2003 | 179 | 03/01/03 | Group II | | | N |
| 5147020 | 03/01/05 | PURCHASE | 9.300 | Full | B | 558 | 99,000.00 | 99000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147053 | | REFI-NO CASHOUT | 7.700 | Stated | B | 636 | 326,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | | | N |
| 5147145 | 03/01/05 | REFI-NO CASHOUT | 6.750 | Stated | A- | 597 | 620,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147152 | 03/01/05 | REFI-NO CASHOUT | 8.300 | Full | A- | 582 | 593,000.00 | 0 | 1 | 2/20/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147184 | 03/01/05 | PURCHASE | 7.500 | Full | AA | 749 | 300,000.00 | 300000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147210 | | PURCHASE | 10.500 | Stated | A | 686 | 290,000.00 | 290,000.00 | 2 | 2/19/2003 | 179 | 03/01/03 | Group I | | | N |
| 5147301 | 03/01/05 | REFI-CASHOUT | 8.100 | Full | B | 529 | 360,000.00 | 0.00 | 1 | 2/20/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147335 | 03/01/05 | PURCHASE | 10.950 | Full | B- | 495 | 178,000.00 | 176000 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147350 | 03/01/05 | REFI-CASHOUT | 6.750 | Stated | AA | 648 | 265,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147400 | 03/01/05 | PURCHASE | 8.850 | Full | A- | 532 | 183,000.00 | 183000 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147428 | 03/01/05 | REFI-CASHOUT | 8.700 | Full | A- | 569 | 890,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147483 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | B | 448 | 180,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147525 | 03/01/05 | REFI-CASHOUT | 12.050 | Stated | C | 503 | 56,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147568 | | PURCHASE | 11.250 | Full | A | 673 | 100,000.00 | 100000 | 2 | 2/26/2003 | 239 | 04/01/03 | Group II | | | N |
| 5147616 | | PURCHASE | 10.750 | Stated | A | 687 | 255,000.00 | 255000 | 2 | 2/12/2003 | 239 | 03/01/03 | Group I | | | N |
| 5147681 | | REFI-CASHOUT | 10.300 | Full | A- | 557 | 95,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group I | | | N |
| 5147707 | | PURCHASE | 9.750 | Full | A | 720 | 221,000.00 | 217,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group I | | | N |
| 5147723 | 03/01/05 | PURCHASE | 10.100 | Stated | B | 535 | 166,000.00 | 166,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147756 | | PURCHASE | 10.750 | Stated | A | 749 | 375,000.00 | 370,000.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5147764 | 03/01/05 | REFI-CASHOUT | 12.400 | Full | B- | 488 | 84,000.00 | 0 | 1 | 2/14/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147806 | | PURCHASE | 10.750 | Stated | A | 668 | 505,000.00 | 504500 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5147814 | 03/01/05 | PURCHASE | 7.100 | Stated | A | 765 | 580,000.00 | 580000 | 1 | 2/7/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147863 | | PURCHASE | 10.750 | Stated | A | 710 | 390,000.00 | 385000 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5147897 | 03/01/05 | REFI-CASHOUT | 10.450 | Full | B | 604 | 54,500.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5147913 | 03/01/05 | REFI-NO CASHOUT | 10.300 | Stated | B | 562 | 135,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147939 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | A- | 506 | 455,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5147954 | | PURCHASE | 9.750 | Full | A | 745 | 154,000.00 | 154,000.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group I | | | N |
| 5148036 | | REFI-NO CASHOUT | 6.500 | Stated | AA | 695 | 450,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group I | | | N |
| 5148051 | 03/01/05 | PURCHASE | 10.450 | Stated | A- | 480 | 78,000.00 | 78000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148119 | 03/01/05 | REFI-CASHOUT | 9.750 | Full | B | 587 | 102,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148150 | 03/01/05 | REFI-CASHOUT | 8.450 | Full | A- | 553 | 190,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148200 | 03/01/05 | REFI-NO CASHOUT | 6.990 | Stated | A | 637 | 900,000.00 | 0.00 | 1 | 2/19/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148218 | 03/01/05 | REFI-CASHOUT | 7.000 | Full | A- | 606 | 650,000.00 | 0.00 | 1 | 2/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148283 | 03/01/05 | REFI-NO CASHOUT | 9.000 | Full | A- | 530 | 121,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148390 | 03/01/05 | REFI-CASHOUT | 10.250 | Full | B | 497 | 190,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148416 | 03/01/05 | PURCHASE | 7.300 | Stated | A | 633 | 248,000.00 | 247,191.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148424 | | PURCHASE | 11.750 | Stated | A | 633 | 248,000.00 | 247,191.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5148523 | 03/01/05 | REFI-NO CASHOUT | 9.650 | Full | A- | 571 | 84,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148556 | | REFI-CASHOUT | 9.750 | Full | A- | 507 | 95,000.00 | 0.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | | | N |
| 5148564 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B | 611 | 60,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148598 | | PURCHASE | 10.750 | Stated | A | 701 | 168,000.00 | 167,150.00 | 2 | 2/25/2003 | 239 | 04/01/03 | Group I | | | N |
| 5148655 | | PURCHASE | 10.750 | Stated | A- | 692 | 168,500.00 | 168,500.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 5148713 | 03/01/05 | REFI-NO CASHOUT | 7.600 | Full | A | 802 | 625,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5148879 | | PURCHASE | 10.750 | Stated | A | 692 | 250,000.00 | 246,500.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5148903 | 03/01/05 | REFI-NO CASHOUT | 10.150 | Stated | A- | 541 | 168,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148911 | 03/01/05 | REFI-CASHOUT | 9.100 | Full | B | 531 | 111,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5148986 | 03/01/05 | REFI-CASHOUT | 11.325 | Full | B- | 474 | 95,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5149018 | 03/01/05 | REFI-NO CASHOUT | 9.700 | Full | B | 510 | 84,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5149059 | 03/01/05 | REFI-CASHOUT | 8.250 | Full | A | 605 | 135,000.00 | 0.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5149166 | 03/01/05 | PURCHASE | 6.350 | Stated | A | 671 | 500,000.00 | 500,000.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5149232 | | PURCHASE | 10.750 | Stated | A | 737 | 308,000.00 | 305344 | 2 | 2/26/2003 | 239 | 03/01/03 | Group I | | | N |
| 5149240 | 03/01/05 | REFI-NO CASHOUT | 10.900 | Full | B | 612 | 152,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5149273 | | PURCHASE | 10.750 | Stated | A | 701 | 145,000.00 | 145000 | 2 | 2/25/2003 | 238 | 03/01/03 | Group II | | | N |
| 5149323 | | PURCHASE | 10.750 | Stated | A | 671 | 500,000.00 | 500000 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5149331 | 03/01/05 | REFI-CASHOUT | 9.300 | Full | B | 558 | 73,500.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5149373 | | PURCHASE | 10.950 | Full | B | 498 | 52,000.00 | 48,000.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group I | | | N |
| 5149406 | | REFI-CASHOUT | 8.400 | Stated | A- | 0 | 255,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | | | N |
| 5149588 | 03/01/05 | REFI-CASHOUT | 10.500 | Full | A- | 512 | 55,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5149638 | | PURCHASE | 9.900 | Full | A | 644 | 175,000.00 | 175,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group I | | | N |
| 5149678 | 03/01/05 | REFI-CASHOUT | 9.600 | Stated | B | 541 | 130,000.00 | 0 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5149892 | 03/01/05 | REFI-CASHOUT | 7.750 | Full | A | 604 | 168,000.00 | 0 | 1 | 2/19/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5150090 | 03/01/05 | REFI-CASHOUT | 9.250 | Full | B | 581 | 175,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150123 | 03/01/05 | PURCHASE | 12.500 | Stated | C | 534 | 160,000.00 | 160,000.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150131 | 03/01/05 | REFI-CASHOUT | 6.900 | Stated | A | 616 | 591,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150198 | 03/01/05 | PURCHASE | 10.750 | Full | B- | 516 | 242,000.00 | 242000 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150214 | 03/01/05 | REFI-CASHOUT | 11.600 | Full | D | 503 | 250,000.00 | 0 | 1 | 2/18/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150280 | 03/01/05 | REFI-CASHOUT | 9.500 | Full | A- | 519 | 275,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150398 | 03/01/05 | PURCHASE | 10.450 | Full | B- | 633 | 61,000.00 | 61200 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150453 | | PURCHASE | 11.990 | Full | A | 605 | 87,000.00 | 87,000.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group I | | | N |
| 5150487 | 03/01/05 | REFI-CASHOUT | 8.300 | Full | A | 618 | 210,000.00 | 0 | 1 | 2/19/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150602 | 03/01/05 | REFI-CASHOUT | 10.100 | Full | C | 609 | 260,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150735 | 03/01/05 | PURCHASE | 10.450 | Full | B | 460 | 100,000.00 | 98500 | 1 | 2/12/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150743 | 03/01/05 | PURCHASE | 9.550 | Full | B | 541 | 180,000.00 | 185,000.00 | 1 | 3/4/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5150784 | | PURCHASE | 10.750 | Stated | A | 753 | 320,000.00 | 319000 | 2 | 2/28/2003 | 239 | 04/01/03 | Group II | | | N |
| 5150818 | | PURCHASE | 10.500 | Stated | A | 705 | 107,000.00 | 107,000.00 | 2 | 2/28/2003 | 179 | 03/01/03 | Group I | | | N |
| 5150826 | 03/01/05 | REFI-CASHOUT | 7.150 | Full | A | 658 | 550,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5150875 | | PURCHASE | 11.250 | Full | A | 636 | 151,000.00 | 140,000.00 | 2 | 2/14/2003 | 239 | 04/01/03 | Group I | | | N |
| 5150883 | 03/01/05 | REFI-CASHOUT | 8.450 | Full | A- | 603 | 610,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151014 | 03/01/05 | REFI-CASHOUT | 8.450 | Full | A- | 606 | 137,000.00 | 0 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151022 | 03/01/05 | REFI-CASHOUT | 8.900 | Full | A- | 581 | 147,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151113 | | PURCHASE | 6.850 | Stated | A | 718 | 540,000.00 | 433120 | 1 | 2/18/2003 | 359 | 04/01/03 | Group I | | | N |
| 5151139 | | PURCHASE | 9.750 | Full | A | 661 | 146,000.00 | 146,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group II | | | N |
| 5151196 | 03/01/05 | REFI-CASHOUT | 7.800 | Full | A- | 598 | 167,000.00 | 0.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151248 | | PURCHASE | 10.500 | Stated | A | 738 | 222,000.00 | 215000 | 2 | 2/24/2003 | 178 | 04/01/03 | Group II | | | N |
| 5151253 | 03/01/05 | REFI-CASHOUT | 6.500 | Full | AA | 647 | 160,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5151329 | | REFI-CASH OUT | 7.050 | Full | A | 651 | 178,000.00 | 0 | 1 | 2/27/2003 | 359 | 04/01/03 | Group I | | | N |
| 5151337 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | B | 518 | 125,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5151345 | 03/01/05 | PURCHASE | 10.100 | Full | B- | 571 | 130,000.00 | 130000 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5151451 | | PURCHASE | 10.750 | Stated | A | 775 | 400,000.00 | 400,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5151493 | | PURCHASE | 10.750 | Full | A | 649 | 360,000.00 | 360,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group I | | | N |
| 5151501 | | PURCHASE | 9.990 | Stated | A | 719 | 540,000.00 | 433120 | 2 | 2/18/2003 | 179 | 04/01/03 | Group II | | | N |
| 5151543 | 03/01/05 | REFI-CASHOUT | 7.750 | Full | A- | 520 | 148,000.00 | 0.00 | 1 | 2/14/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151576 | 03/01/05 | PURCHASE | 8.750 | Full | A- | 511 | 150,000.00 | 145000 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151600 | 03/01/05 | PURCHASE | 11.450 | Full | B- | 607 | 84,000.00 | 82000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151818 | | REFI-CASHOUT | 7.050 | Stated | AA | 684 | 405,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | | | N |
| 5151840 | | PURCHASE | 11.990 | Full | A | 626 | 240,000.00 | 239,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5151915 | 03/01/05 | REFI-CASHOUT | 8.850 | Stated | A- | 514 | 725,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5151956 | 03/01/05 | PURCHASE | 6.350 | Full | A | 683 | 500,000.00 | 450000 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |


Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4379 x.7351
nam.dang@wamu.net

*LONG BEACH MORTGAGE COMPANY*

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2

Closing Date: April 4, 2003

Closing Pool Group I & II- Total

**Long Beach Mortgage**

Specialty Home Loans

Washington Mutual

| LBMC LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 151864 | 0074305004 | JAMES I MERRILL | 10760 ROCKFORD ROAD | PLYMOUTH | MN | 55442 | OWNER-OCC | CONDO | 360 | 70.00 | 70.00 |
| 151872 | 0074305017 | CHRIS KUZMA | 55 VILLEGREEN ST | COLORADO SPRINGS | CO | 80906 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 152012 | 0074305049 | JOSEPH H POPE | 7213 SPYGLASS DRIVE | MODESTO | CA | 95356 | OWNER-OCC | SFR | 360 | 77.20 | 77.20 |
| 152048 | 0074305079 | JOSE E VALDES | 18171 SW 22ND STREET | MIRAMAR | FL | 33029 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 152061 | 0074305093 | LESTER W GOODE | 9802 VALLEY VILLA | SAN ANTONIO | TX | 78250 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 152079 | 0074305103 | DAVID H JONES | 4895 DICKINSON DRIVE | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 152087 | 0074305111 | DAVID H JONES | 4895 DICKINSON DRIVE | SAN JOSE | CA | 95111 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 152095 | 0074305119 | DESIREE COLEMAN | 3308 S MACGREGOR WAY | HOUSTON | TX | 77021 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 152129 | 0074305152 | ROBERT A BAUERMEISTER | 9561 PANACEA DRIVE | HUNTINGTON BEACH | CA | 92646 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 152194 | 0074305229 | DENNIS W CLOWERS | 2534 WINDSOR CHASE DR | MATTHEWS | NC | 28105 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 |
| 152210 | 0074305244 | RAYMOND D MATTINGLY | 2288 DANVILLE HIGHWAY | LEBANON | KY | 40033 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 152277 | 0074305301 | RAUL DOMINGUEZ | 863 NW 133RD COURT | MIAMI | FL | 33182 | OWNER-OCC | SFR | 360 | 78.57 | 78.57 |
| 152350 | 0074305364 | NATHAN NIX | 16581 THIBODAUX DRIVE | TYLER | TX | 75703 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 152392 | 0074305424 | BRAD BELKA | 1558 BENDER RD | MIDDLEVILLE | MI | 49333 | OWNER-OCC | SFR | 360 | 63.89 | 63.89 |
| 152434 | 0074305467 | RAUL A SALGADO | 1502 TANYARD HILL ROAD | GAITHERSBURG | MD | 20879 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 152590 | 0074305621 | JEANETTE CERVANTES | 7933 QUILL DRIVE | DOWNEY | CA | 90242 | OWNER-OCC | SFR | 360 | 79.62 | 79.62 |
| 152715 | 0074305731 | OSCAR DE NICOLAS | 914 N JACKSON STREET | WAUKEGAN | IL | 60085 | OWNER-OCC | SFR | 360 | 87.27 | 87.27 |
| 152772 | 0074305798 | DAVID C LAMBERT | 2800 HIGHWAY 187 | FOWLER | CO | 81039 | OWNER-OCC | SFR | 360 | 84.71 | 84.71 |
| 152788 | 0074305814 | ROBERT G LASTER | 329 WINDWARD CIR | MOCKSVILLE | NC | 27028 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 152871 | 0074305878 | SEBASTIAN BARRETT | 6432 S PARNELL AVENUE | CHICAGO | IL | 60621 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 |
| 152947 | 0074305987 | KERRY L FLOWERS | 430 N STREET | RIO LINDA | CA | 95673 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 153077 | 0074306093 | QUINTON EAST | 23848 EASTBROOK | SAUK VILLAGE | IL | 60411 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 153085 | 0074306119 | KATIE L BURTON | 1022 E 72ND STREET | CLEVELAND | OH | 44103 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 153135 | 0074306150 | ELLEIAH LABROCKINGTON | 7342 S DOBSON AVENUE | CHICAGO | IL | 60619 | OWNER-OCC | 2-4 UNITS | 360 | 53.13 | 53.13 |
| 153184 | 0074306200 | SUSAN L BURGET | 8471 BLUFF RIDGE ROAD | BESSEMER | AL | 35022 | OWNER-OCC | SFR | 360 | 78.01 | 78.01 |
| 153218 | 0074306236 | HERMAN E GALVIN | 202 EAST AVENUE R-2 | PALMDALE | CA | 93550 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 153234 | 0074306259 | CHARLES A JORDAN JR | 2435 JACKSON STREET | WAUKEGAN | IL | 60087 | OWNER-OCC | SFR | 360 | 76.92 | 76.92 |
| 153309 | 0074306325 | RAYMOND A SMITH | 141 OVERSTREET COURT | PALM HARBOR | FL | 34683 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 153317 | 0074306333 | WESLEY A BLACK | 113 KELTON COURT | SIMI VALLEY | CA | 93065 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 153325 | 0074306341 | MOHAMMED AYAZ | 20722 AMANTHA AVENUE | CARSON | CA | 90746 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 153366 | 0074306387 | MARIA GARCIA | 1744 OLDWILMET DRIVE | DALLAS | TX | 75216 | OWNER-OCC | PUD | 360 | 68.28 | 68.28 |
| 153382 | 0074306408 | MURIEL RAMIANO | 7250 FRANKLIN AVENUE 317 | LOS ANGELES | CA | 90046 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 |
| 153432 | 0074306457 | STEVEN J PENA | 2230 CIMARRON DRIVE | MORGAN HILL | CA | 95037 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 153457 | 0074306473 | FLORA DAVENPORT | 425 W 97TH PLACE | CHICAGO | IL | 60621 | NON OWNER | SFR | 360 | 65.33 | 65.33 |
| 153548 | 0074306584 | LORI HAUBERT | 15582 E KENYON AVE | AURORA | CO | 80013 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 153671 | 0074306705 | KATHI KENT | 2601 KEMPTON DRIVE | LOS ALAMITOS | CA | 90720 | OWNER-OCC | SFR | 360 | 60.96 | 60.96 |
| 153770 | 0074306796 | ISMET BASIC | 5463 W FOSTER AVENUE | CHICAGO | IL | 60630 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 |
| 153887 | 0074306903 | JESSE L CARRICK | 915 DARTMOUTH AVE SW | CANTON | OH | 44710 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 153929 | 0074306945 | KIMBERLY SCHOB | 4578 E ENCINAS AVENUE | HIGLEY | AZ | 85236 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 |
| 153937 | 0074306952 | CEDRIC K SINGLETERRY | 4560 PEBBLE BROOK LANE | PLANO | TX | 75093 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 154034 | 0074307058 | LORI MCLAUGHLIN | 4721 B SIMMS STREET | MORRISON | CO | 80465 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 154075 | 0074307091 | SUSAN JOHNSON | 17360 220TH AVE NE | THIEF RIVER FALLS | MN | 56701 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 154128 | 0074307141 | CHRISTOPHER MCVANEY | 140 BRANDY AVE | LAGRANGE | NC | 28551 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 154168 | 0074307187 | MICHAEL K MCLAUGHLIN | 617 DEAN STREET | WOODSTOCK | IL | 60098 | OWNER-OCC | SFR | 360 | 84.97 | 84.97 |
| 154161 | 0074307208 | CHARLES L ALBIN | 15830 LAKE FOREST BLVD | LAKE OSWEGO | OR | 97035 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 154208 | 0074307224 | IRENE A MOORE | 488 JAMERSON ROAD | LONGVIEW | TX | 75604 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 154224 | 0074307240 | CREED J POOLE | 772 ROSWELL DRIVE | BREMERTON | WA | 98310 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 154265 | 0074307261 | BRIAN R CECHORT | 9617 MARY AVE NW | SEATTLE | WA | 98117 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 154384 | 0074307380 | WAYNE A NORDYKE | 2531 WRENWOOD AVE | CLOVIS | CA | 93611 | OWNER-OCC | SFR | 360 | 79.64 | 79.64 |
| 154398 | 0074307414 | RAENA VALLE | 31003 14TH AVE #17 | FEDERAL WAY | WA | 98003 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 154438 | 0074307430 | EOO H SUK | 7308 84TH ST CT W | UNIVERSITY PLACE | WA | 98467 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 154547 | 0074307587 | RITA R DANIELSON | 214 8TH ST SE | MINOT | ND | 58701 | OWNER-OCC | SFR | 360 | 71.47 | 71.47 |
| 154729 | 0074307745 | JOSE L LOPEZ | 19 CROYDON ROAD | AMITYVILLE | NY | 11701 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 154820 | 0074307849 | WADE A HINKLE | 3708 FAIRWAY VISTA DRIVE | MCKINNEY | TX | 75070 | OWNER-OCC | PUD | 360 | 77.82 | 77.82 |
| 154877 | 0074307893 | FRANCISCO MEDINA | 1694 ENESCO AVE | SAN JOSE | CA | 95121 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 154893 | 0074307919 | LUCAS AGUILAR | 401 POWELL STREET | HOLLISTER | CA | 95023 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 154976 | 0074307864 | MARCIA JACOBS | 12338 212TH STREET | HAWAIIAN GARDENS | CA | 90716 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 155106 | 0074308116 | THIEN HOANG | 6309 VAUXHALL CIRCLE | SAN JOSE | CA | 95136 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 155116 | 0074308123 | THIEN HOANG | 6309 VAUXHALL CIRCLE | SAN JOSE | CA | 95136 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 |
| 155130 | 0074308149 | VALERIE HOLGUIN | 5962 E PONTIAC WAY | FRESNO | CA | 93727 | OWNER-OCC | SFR | 360 | 86.67 | 86.67 |
| 155270 | 0074308271 | SANDRA A OLMOS | 2386 EUCALYPTUS AVE | ATWATER | CA | 95301 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 155403 | 0074308404 | ESPERANZA DE LEON | 24744 TOWNSEND AVENUE | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 155429 | 0074308412 | LUIS CEJA | 8 SERENA COURT | SO SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 155437 | 0074308420 | RUBEN JUAREZ | 281 SAN LORENZO DRIVE | HOLLISTER | CA | 95023 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 155583 | 0074308586 | DEBRA MARKANTON | 251 ARKANSAS STREET | SAN FRANCISCO | CA | 94107 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 155601 | 0074308594 | MARK A BLAKEMORE | 412 RANCHO GRANDE | WIMBERLEY | TX | 78676 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 155618 | 0074308602 | DEBRA MARKANTON | 251 ARKANSAS STREET | SAN FRANCISCO | CA | 94107 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 155682 | 0074308685 | MARIA C GUZMAN | 3482 YOUNGS CIRCLE | SAN JOSE | CA | 95127 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 155690 | 0074308693 | MARIA C GUZMAN | 3482 YOUNGS CIRCLE | SAN JOSE | CA | 95127 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 155767 | 0074308750 | CARLA DA SILVA | 400 AZORES CIRCLE | BAYPOINT | CA | 94565 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 155841 | 0074308834 | YVONNE R GONZALEZ | 7586 RIVER RANCH WAY | SACRAMENTO | CA | 95831 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 156054 | 0074309049 | ANDREA M BURDEN | 3211 BRENTWOOD DRIVE | AUSTIN | TX | 78727 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 156096 | 0074309069 | RHONDA L WALL | 3238 EL CAMINO ROAD | LAS VEGAS | NV | 89148 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 156138 | 0074309121 | DELORES A KNAPP | 5112 ELYRIA AVE | LORAIN | OH | 44053 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 156175 | 0074309199 | ESMERALDA PALOMINO | 2218 7TH STREET | MONTEBELLO | CA | 90640 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 156252 | 0074309253 | ANH DAO T NGUYEN | 6660 E EZYBROOK ROAD | TUCSON | AZ | 85741 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 156344 | 0074309329 | CHRISTY COLEMAN | 9202 GREENWICK LANE | HOUSTON | TX | 77085 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 156419 | 0074309384 | RULON CHRISTIANSEN | 42417 N STONEMARK DRIVE | ANTHEM | AZ | 85086 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 156443 | 0074309418 | RULON CHRISTIANSEN | 42417 N STONEMARK DRIVE | ANTHEM | AZ | 85086 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 156509 | 0074309445 | GILBERT F MATA JR | 3503 ESPANOLA DRIVE | HELOTES | TX | 78023 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 156526 | 0074309501 | WILLIAM H NASH | 3515 OAKMORE | SAN ANTONIO | TX | 78247 | OWNER-OCC | PUD | 360 | 54.17 | 54.17 |
| 156581 | 0074309578 | JANICE IRWIN | 8523 E MALTA ST | CENTENNIAL | CO | 80015 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 156737 | 0074309733 | CHARLES W SIMMS | 10904 LOGGERS LUCK PLACE | SPRING | TX | 77380 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 156823 | 0074309808 | ANTOINETTE LIBBY-CLARK | 2029 MAY QUEEN DRIVE | CRIPPLE CREEK | CO | 80813 | OWNER-OCC | MANU/MOBIL | 360 | 85.00 | 85.00 |
| 156858 | 0074309863 | MARILYN H BOND | 3211 BROOKS DRIVE | NEW BERN | NC | 28560 | OWNER-OCC | MANU/MOBIL | 360 | 65.00 | 65.00 |
| 157045 | 0074310028 | MARIA M ALDRIDGE | 638 YARBROUGH DRIVE | EL PASO | TX | 79915 | OWNER-OCC | SFR | 180 | 49.09 | 49.09 |
| 157052 | 0074310039 | MARLEY ORTIZ | 15129-15131 HAYTER AVENUE | PARAMOUNT | CA | 90723 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 |
| 157086 | 0074310061 | ISSA FARRAJ | 856 W 72ND STREET | UPLAND | CA | 91786 | OWNER-OCC | SFR | 240 | 10.00 | 90.00 |
| 157183 | 0074310178 | QUYEN NGUYEN | 15700 BLOSSOM HILL RD | LOS GATOS | CA | 95032 | OWNER-OCC | SFR | 360 | 55.56 | 55.56 |
| 157233 | 0074310229 | JOHN D BENNETT | 10908 E DALE LANE | SCOTTSDALE | AZ | 85262 | OWNER-OCC | SFR | 360 | 69.11 | 69.11 |
| 157250 | 0074310236 | BILLY R GILES | 190 ALYSSUM DRIVE | FOUR OAKS | NC | 27524 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 157268 | 0074310244 | ADRIAN MALDONADO | 2606 CYPRESS | DONNA | TX | 78537 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 157318 | 0074310293 | BOBBY R PATTERSON | 10600 REBECCA CREEK RD | SPRING BRANCH | TX | 78070 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 157334 | 0074310319 | VALENCIA CHAPPELL | 3206 VALENCIA | KILLEEN | TX | 76542 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 |
| 157342 | 0074310327 | MICHAEL A WILLOUGHBY | 3719 TARTAN LN | HOUSTON | TX | 77025 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 157375 | 0074310359 | MICHAEL A WILLOUGHBY | 3719 TARTAN LN | HOUSTON | TX | 77025 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 157383 | 0074310364 | ERIN T MURRAY | 110 SANTA FE WALK | SAN ANTONIO | TX | 78255 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 157425 | 0074310380 | RAQUEL G RAZ | 12101 HERMOSURA STREET | NORWALK | CA | 90650 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 157458 | 0074310434 | EDWARD A PURSLEY | 23350 SAN GABRIEL VALLEY DRIVE | WALNUT | CA | 91789 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 157698 | 0074310475 | AJAY AGGARWAL | 411 RANCHGROVE DRIVE | IRVINE | CA | 92604 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 157708 | 0074310527 | KAMBIZ AZABDAFTARI | 6862 NUGGET CIRCLE | HUNTINGTON BEACH | CA | 92647 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 157714 | 0074310715 | MARIA C A MENDOZA | 13300 BROADWICH STREET | NORWALK | CA | 91331 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 157847 | 0074310849 | PAUL E STANTON | 22731 PATTERSON ST | RIVERDALE | MI | 48170 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 157854 | 0074310855 | CHARLES F RUSH | 1013 OTTAWA STREET | LEAVENWORTH | KS | 66048 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 157878 | 0074310879 | SHANNON L MADDOCK | 7913 KLAMATH MOUNTAIN RD | FORT WORTH | TX | 76137 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 158059 | 0074311038 | LARRY W CARLILE | 3270 LESLIE HIGHWAY | ROCK HILL | SC | 29730 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 158078 | 0074311077 | BRIAN E HUNSICKER | 3078 S PITON WAY | AURORA | CO | 80013 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |

| LBMC LOAN NUMBER | CURRENT INT RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | ORIG LOAN AMOUNT (927,853,520.25) | PRINCIPAL BALANCE (926,895,587.98) | SCHEDULED BALANCE (926,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 151864 | 7.65 | 04/01/03 | 03/01/33 | 486.73 | 68,600.00 | 68,600.00 | 68,550.60 | ARM | 5.990 | 13.650 | 7.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 151872 | 6.88 | 04/01/03 | 03/01/33 | 2,364.95 | 360,000.00 | 359,697.55 | 359,697.55 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 152012 | 6.89 | 04/01/03 | 03/01/33 | 3,809.43 | 579,000.00 | 579,000.00 | 578,515.00 | ARM | 4.990 | 12.890 | 6.890 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 152048 | 8.80 | 04/01/03 | 03/01/33 | 2,147.97 | 271,800.00 | 271,645.23 | 271,645.23 | ARM | 5.750 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 152061 | 9.99 | 04/01/03 | 03/01/18 | 148.22 | 13,800.00 | 13,765.89 | 13,765.89 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 152079 | 6.55 | 04/01/03 | 03/01/33 | 2,643.10 | 416,000.00 | 416,000.00 | 415,627.57 | ARM | 4.990 | 12.550 | 6.550 | 1 | 1 | 03/01/05 | PURCHASE |
| 152087 | 10.50 | 04/01/03 | 03/01/18 | 1,149.62 | 104,000.00 | 104,000.00 | 103,760.38 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE |
| 152095 | 9.75 | 04/01/03 | 03/01/18 | 953.43 | 90,000.00 | 90,000.00 | 89,777.82 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 152129 | 9.10 | 04/01/03 | 03/01/33 | 3,795.30 | 467,500.00 | 467,249.91 | 467,249.91 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 152194 | 6.90 | 04/01/03 | 03/01/33 | 1,274.40 | 193,500.00 | 193,500.00 | 193,338.23 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 152210 | 11.05 | 04/01/03 | 03/01/33 | 611.91 | 64,000.00 | 63,977.42 | 63,977.42 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 152277 | 10.20 | 04/01/03 | 03/01/33 | 1,472.44 | 165,000.00 | 164,930.06 | 164,930.06 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | PURCHASE |
| 152350 | 10.99 | 04/01/03 | 03/01/23 | 353.21 | 34,242.00 | 34,202.38 | 34,202.38 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 152392 | 11.60 | 04/01/03 | 03/01/33 | 2,190.48 | 219,500.00 | 219,500.00 | 219,431.37 | ARM | 6.750 | 17.600 | 11.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 152434 | 10.99 | 04/01/03 | 03/01/23 | 466.25 | 45,200.00 | 45,200.00 | 45,147.71 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 152590 | 6.88 | 04/01/03 | 03/01/33 | 2,745.97 | 418,000.00 | 418,000.00 | 417,648.62 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 152715 | 9.65 | 04/01/03 | 03/01/33 | 1,226.63 | 144,000.00 | 143,888.82 | 143,888.82 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 152772 | 8.45 | 04/01/03 | 03/01/33 | 508.98 | 66,500.00 | 66,500.00 | 66,459.29 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | PURCHASE |
| 152788 | 8.70 | 04/01/03 | 03/01/33 | 879.48 | 105,300.00 | 105,208.44 | 105,208.44 | ARM | 4.990 | 12.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 152871 | 10.90 | 04/01/03 | 03/01/33 | 801.17 | 84,800.00 | 84,800.00 | 84,769.10 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 152947 | 6.00 | 04/01/03 | 03/01/33 | 1,327.40 | 221,400.00 | 221,400.00 | 221,179.60 | ARM | 4.990 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153077 | 10.75 | 04/01/03 | 03/01/23 | 658.38 | 65,000.00 | 64,932.71 | 64,932.71 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 153085 | 7.85 | 04/01/03 | 03/01/33 | 499.11 | 69,000.00 | 69,000.00 | 68,952.27 | FXD | 0.000 | 7.850 | 0.000 | 0 | 0 | | PURCHASE |
| 153135 | 8.60 | 04/01/03 | 03/01/33 | 428.75 | 55,250.00 | 55,250.00 | 55,217.21 | ARM | 5.990 | 14.600 | 8.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153184 | 5.88 | 04/01/03 | 03/01/33 | 3,253.46 | 650,000.00 | 649,439.25 | 649,439.25 | FXD | 0.000 | 5.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 153218 | 9.70 | 04/01/03 | 03/01/33 | 1,306.90 | 153,000.00 | 153,000.00 | 152,927.85 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153234 | 9.70 | 05/01/03 | 04/01/33 | 1,283.23 | 150,000.00 | 150,000.00 | 150,000.00 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 04/01/05 | REFI-NO CASHOUT |
| 153309 | 9.25 | 04/01/03 | 03/01/33 | 958.01 | 116,450.00 | 116,389.63 | 116,389.63 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153317 | 6.88 | 04/01/03 | 03/01/33 | 3,508.00 | 534,000.00 | 534,000.00 | 533,551.38 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 153325 | 10.99 | 04/01/03 | 03/01/23 | 742.69 | 72,000.00 | 72,000.00 | 71,916.71 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 153366 | 6.45 | 04/01/03 | 03/01/33 | 1,575.11 | 250,500.00 | 250,500.00 | 250,271.33 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 153382 | 7.90 | 04/01/03 | 03/01/33 | 2,687.30 | 369,750.00 | 369,750.00 | 369,498.83 | ARM | 5.750 | 13.900 | 7.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153432 | 8.60 | 04/01/03 | 03/01/33 | 2,462.47 | 319,900.00 | 319,710.15 | 319,710.15 | ARM | 5.750 | 14.600 | 8.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153457 | 12.25 | 04/01/03 | 03/01/33 | 513.47 | 49,000.00 | 49,000.00 | 48,986.74 | ARM | 6.750 | 18.250 | 12.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153548 | 11.75 | 04/01/03 | 03/01/23 | 476.84 | 44,000.00 | 44,000.00 | 43,953.99 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 153671 | 8.99 | 04/01/03 | 03/01/33 | 2,548.38 | 317,000.00 | 317,000.00 | 316,826.48 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 153770 | 10.75 | 04/01/03 | 03/01/23 | 342.64 | 33,750.00 | 33,750.00 | 33,708.70 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 153887 | 10.40 | 04/01/03 | 03/01/33 | 539.83 | 59,500.00 | 59,500.00 | 59,475.84 | ARM | 5.750 | 16.400 | 10.400 | 1 | 1 | 03/01/05 | PURCHASE |
| 153929 | 7.99 | 04/01/03 | 03/01/33 | 2,278.93 | 310,875.00 | 310,875.00 | 310,665.98 | ARM | 5.750 | 13.990 | 7.990 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 153937 | 10.55 | 04/01/03 | 03/01/33 | 3,306.53 | 360,000.00 | 360,000.00 | 359,858.47 | ARM | 6.750 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 154034 | 11.25 | 04/01/03 | 03/01/23 | 378.67 | 36,089.20 | 36,089.20 | 36,048.87 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 154075 | 8.55 | 04/01/03 | 03/01/33 | 590.94 | 76,500.00 | 76,404.12 | 76,404.12 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 154128 | 8.80 | 04/01/03 | 03/01/33 | 560.90 | 70,975.00 | 70,934.58 | 70,934.58 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | PURCHASE |
| 154168 | 6.50 | 04/01/03 | 03/01/33 | 1,036.60 | 164,000.00 | 163,751.73 | 163,751.73 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 154161 | 8.30 | 04/01/03 | 03/01/33 | 2,001.88 | 265,200.00 | 265,200.00 | 265,032.61 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 154208 | 11.45 | 04/01/03 | 03/01/33 | 325.54 | 33,000.00 | 32,989.34 | 32,989.34 | ARM | 6.750 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 154224 | 8.45 | 04/01/03 | 03/01/33 | 887.84 | 116,000.00 | 116,000.00 | 115,928.96 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | PURCHASE |
| 154265 | 10.75 | 04/01/03 | 03/01/23 | 629.35 | 61,900.00 | 61,900.00 | 61,815.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 154384 | 8.99 | 04/01/03 | 03/01/33 | 1,414.87 | 176,000.00 | 175,887.83 | 175,887.83 | ARM | 4.990 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 154398 | 11.25 | 04/01/03 | 03/01/23 | 134.31 | 12,800.00 | 12,800.00 | 12,785.69 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 154438 | 7.55 | 04/01/03 | 03/01/33 | 1,644.19 | 234,000.00 | 234,000.00 | 233,828.06 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 03/01/05 | PURCHASE |
| 154547 | 9.65 | 04/01/03 | 03/01/33 | 560.03 | 65,750.00 | 65,750.00 | 65,716.88 | ARM | 5.990 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 154729 | 6.85 | 04/01/03 | 03/01/33 | 1,088.10 | 165,750.00 | 165,610.06 | 165,610.06 | FXD | 0.000 | 6.850 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 154820 | 6.88 | 04/01/03 | 03/01/33 | 1,584.85 | 241,250.00 | 241,047.21 | 241,047.21 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 154877 | 6.85 | 04/01/03 | 03/01/33 | 2,489.99 | 380,000.00 | 380,000.00 | 379,679.18 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 154893 | 11.75 | 04/01/03 | 03/01/23 | 650.01 | 59,980.00 | 59,980.00 | 59,917.29 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 154976 | 7.15 | 04/01/03 | 03/01/33 | 1,708.11 | 252,900.00 | 252,900.00 | 252,698.75 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 155106 | 6.85 | 04/01/03 | 03/01/33 | 2,358.94 | 360,000.00 | 359,696.06 | 359,696.06 | ARM | 4.990 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | PURCHASE |
| 155116 | 11.25 | 04/01/03 | 03/01/23 | 708.25 | 67,500.00 | 67,424.58 | 67,424.58 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 155130 | 7.40 | 04/01/03 | 03/01/33 | 810.09 | 117,000.00 | 116,911.41 | 116,911.41 | FXD | 0.000 | 7.400 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 155270 | 10.99 | 04/01/03 | 03/01/23 | 309.46 | 30,000.00 | 30,000.00 | 29,965.29 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 155403 | 10.75 | 04/01/03 | 03/01/23 | 791.66 | 78,000.00 | 77,898.78 | 77,898.78 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 155429 | 6.25 | 04/01/03 | 03/01/33 | 2,408.49 | 391,200.00 | 391,200.00 | 390,828.81 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | PURCHASE |
| 155437 | 6.95 | 04/01/03 | 03/01/33 | 1,873.65 | 283,050.00 | 282,815.68 | 282,815.68 | FXD | 0.000 | 6.950 | 0.000 | 0 | 0 | | REFI-NO CASHOUT |
| 155583 | 6.35 | 04/01/03 | 03/01/33 | 3,434.75 | 552,000.00 | 552,000.00 | 551,486.25 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE |
| 155601 | 5.85 | 04/01/03 | 03/01/33 | 2,340.89 | 396,800.00 | 396,393.51 | 396,393.51 | ARM | 4.990 | 11.850 | 5.850 | 3 | 1 | 03/01/06 | PURCHASE |
| 155618 | 9.75 | 04/01/03 | 03/01/23 | 1,308.96 | 138,000.00 | 138,000.00 | 137,812.29 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 155682 | 6.95 | 04/01/03 | 03/01/33 | 2,529.84 | 382,180.00 | 382,180.00 | 381,863.62 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 03/01/05 | PURCHASE |
| 155690 | 11.75 | 04/01/03 | 03/01/23 | 1,035.43 | 95,545.00 | 95,545.00 | 95,445.11 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |
| 155767 | 11.25 | 04/01/03 | 03/01/23 | 723.98 | 69,000.00 | 68,922.89 | 68,922.89 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE |
| 155841 | 10.35 | 04/01/03 | 03/01/33 | 2,818.04 | 312,000.00 | 311,871.94 | 311,871.94 | ARM | 5.990 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 156054 | 10.80 | 04/01/03 | 03/01/33 | 1,388.27 | 148,000.00 | 148,000.00 | 147,946.06 | ARM | 5.990 | 16.800 | 10.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 156096 | 10.75 | 04/01/03 | 03/01/23 | 537.87 | 52,980.00 | 52,918.74 | 52,918.74 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 156138 | 9.35 | 04/01/03 | 03/01/33 | 747.77 | 90,100.00 | 90,100.00 | 90,054.26 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 156175 | 7.90 | 04/01/03 | 03/01/33 | 1,568.90 | 216,000.00 | 216,000.00 | 215,852.10 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 156252 | 10.75 | 04/01/03 | 03/01/23 | 221.32 | 21,800.00 | 21,773.97 | 21,773.97 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 156344 | 9.99 | 04/01/03 | 03/01/18 | 195.47 | 18,200.00 | 18,156.05 | 18,156.05 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 156419 | 6.60 | 04/01/03 | 03/01/33 | 2,549.53 | 399,200.00 | 399,200.00 | 398,846.07 | ARM | 4.990 | 12.600 | 6.600 | 1 | 1 | 03/01/05 | PURCHASE |
| 156443 | 10.75 | 04/01/03 | 03/01/23 | 1,013.20 | 99,800.00 | 99,680.84 | 99,680.84 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 156509 | 9.99 | 04/01/03 | 03/01/23 | 322.20 | 33,411.00 | 33,411.00 | 33,368.85 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 156526 | 7.75 | 04/01/03 | 03/01/33 | 465.67 | 65,000.00 | 64,954.12 | 64,954.12 | FXD | 0.000 | 7.750 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 156581 | 10.75 | 04/01/03 | 03/01/23 | 371.38 | 36,580.00 | 36,538.32 | 36,538.32 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 156737 | 8.50 | 04/01/03 | 03/01/33 | 1,816.75 | 216,000.00 | 216,000.00 | 215,893.76 | ARM | 6.750 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 156823 | 10.70 | 04/01/03 | 03/01/33 | 948.32 | 102,000.00 | 101,961.18 | 101,961.18 | ARM | 6.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT |
| 156858 | 11.00 | 04/01/03 | 03/01/33 | 334.27 | 35,100.00 | 35,087.48 | 35,087.48 | ARM | 6.250 | 17.000 | 11.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 157045 | 10.45 | 04/01/03 | 03/01/18 | 297.63 | 27,000.00 | 26,934.39 | 26,934.39 | FXD | 0.000 | 10.450 | 0.000 | 0 | 0 | | REFI-CASHOUT |
| 157052 | 9.75 | 04/01/03 | 03/01/18 | 625.03 | 59,000.00 | 59,000.00 | 58,854.35 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 157086 | 9.75 | 04/01/03 | 03/01/23 | 365.18 | 38,500.00 | 38,447.63 | 38,447.63 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 157183 | 6.05 | 04/01/03 | 03/01/33 | 4,520.77 | 750,000.00 | 750,000.00 | 749,260.48 | ARM | 6.750 | 12.050 | 6.050 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 157233 | 6.88 | 04/01/03 | 03/01/33 | 3,278.08 | 499,000.00 | 499,000.00 | 498,580.77 | ARM | 4.990 | 12.875 | 6.875 | 3 | 1 | 03/01/06 | REFI-CASHOUT |
| 157250 | 9.95 | 04/01/03 | 03/01/33 | 803.97 | 92,000.00 | 91,958.83 | 91,958.83 | ARM | 6.250 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | PURCHASE |
| 157268 | 10.30 | 04/01/03 | 03/01/33 | 543.04 | 60,350.00 | 60,350.00 | 60,324.96 | FXD | 0.000 | 10.300 | 0.000 | 0 | 0 | | PURCHASE |
| 157318 | 11.20 | 04/01/03 | 03/01/33 | 665.62 | 68,800.00 | 68,800.00 | 68,776.51 | ARM | 5.750 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | PURCHASE |
| 157334 | 10.30 | 04/01/03 | 03/01/33 | 770.25 | 85,600.00 | 85,600.00 | 85,564.48 | ARM | 6.750 | 16.300 | 10.300 | 1 | 1 | 03/01/05 | PURCHASE |
| 157342 | 7.00 | 04/01/03 | 03/01/33 | 3,150.88 | 473,600.00 | 473,600.00 | 473,211.79 | ARM | 4.990 | 13.000 | 7.000 | 1 | 1 | 03/01/05 | PURCHASE |
| 157375 | 9.99 | 04/01/03 | 03/01/18 | 1,271.61 | 118,400.00 | 118,400.00 | 118,114.07 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE |
| 157383 | 9.50 | 04/01/03 | 03/01/18 | 791.11 | 75,760.00 | 75,760.00 | 75,568.64 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | | PURCHASE |
| 157425 | 9.75 | 04/01/03 | 03/01/23 | 427.92 | 45,114.00 | 45,114.00 | 45,052.63 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE |
| 157458 | 6.25 | 04/01/03 | 03/01/33 | 2,068.81 | 336,000.00 | 336,000.00 | 335,681.19 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | PURCHASE |
| 157698 | 8.15 | 04/01/03 | 03/01/33 | 2,054.13 | 276,000.00 | 276,000.00 | 275,820.14 | ARM | 5.990 | 14.150 | 8.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 157708 | 7.15 | 04/01/03 | 03/01/33 | 2,097.14 | 310,500.00 | 310,500.00 | 310,252.92 | ARM | 4.250 | 13.150 | 7.150 | 1 | 1 | 03/01/05 | PURCHASE |
| 157714 | 10.75 | 04/01/03 | 03/01/23 | 583.05 | 55,460.00 | 55,460.00 | 55,393.70 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE |
| 157847 | 10.99 | 04/01/03 | 03/01/23 | 226.94 | 22,000.00 | 22,000.00 | 21,974.94 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE |
| 157854 | 9.10 | 04/01/03 | 03/01/33 | 345.03 | 42,500.00 | 42,477.26 | 42,477.26 | ARM | 5.990 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT |
| 157878 | 8.10 | 04/01/03 | 03/01/33 | 1,090.39 | 147,200.00 | 147,103.21 | 147,103.21 | ARM | 4.990 | 14.100 | 8.100 | 1 | 1 | 03/01/05 | PURCHASE |
| 158059 | 9.85 | 04/01/03 | 03/01/33 | 1,023.88 | 118,170.00 | 118,116.02 | 118,116.02 | ARM | 5.750 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | PURCHASE |
| 158078 | 11.75 | 04/01/03 | 03/01/23 | 400.02 | 39,680.00 | 39,638.57 | 39,638.51 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE |

| LBMC LOAN NUMBER | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PPP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 151864 | 7.650 | Stated | B | 637 | 98,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 151872 | 6.875 | Stated | AA | 699 | 450,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group I | | | N |
| 152012 | 6.890 | Full | A- | 655 | 750,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 152048 | 8.800 | Full | A- | 566 | 302,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 152061 | 9.990 | Stated | A | 638 | 69,000.00 | 69,000.00 | 2 | 2/19/2003 | 178 | 04/01/03 | Group II | | | N |
| 152079 | 6.550 | Full | A | 644 | 520,000.00 | 520,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 152087 | 10.500 | Full | A | 644 | 520,000.00 | 520000 | 2 | 2/25/2003 | 178 | 03/01/03 | Group I | | | N |
| 152095 | 9.750 | Full | A | 663 | 500,000.00 | 450000 | 2 | 2/19/2003 | 179 | 03/01/03 | Group II | | | N |
| 152129 | 9.100 | Full | B | 526 | 550,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 152194 | 6.900 | Stated | AA | 697 | 215,000.00 | 0.00 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 152210 | 11.050 | Full | C | 533 | 80,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 152277 | 10.200 | Stated | A- | 529 | 220,000.00 | 210000 | 1 | 2/20/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 152350 | 10.990 | Stated | A | 676 | 175,000.00 | 171,210.84 | 2 | 2/13/2003 | 238 | 04/01/03 | Group II | | | N |
| 152392 | 11.600 | Full | D | 515 | 343,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 152434 | 10.990 | Stated | A | 672 | 230,000.00 | 226000 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 152590 | 6.875 | Stated | AA | 718 | 525,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 152715 | 9.650 | Full | A- | 529 | 165,000.00 | 0.00 | 1 | 2/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 152772 | 8.450 | Full | A- | 590 | 100,000.00 | 78,500.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 152788 | 8.700 | Full | A | 647 | 117,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 152871 | 10.900 | Full | A- | 486 | 106,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 152947 | 6.000 | Full | A | 602 | 246,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153077 | 10.750 | Full | A | 657 | 297,000.00 | 275,000.00 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 153085 | 7.850 | Full | A | 623 | 87,000.00 | 86,250.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group I | | | N |
| 153135 | 8.600 | Full | B | 538 | 104,000.00 | 0.00 | 1 | 2/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153184 | 5.875 | Stated | AA | 669 | 705,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | | | N |
| 153218 | 9.700 | Full | A- | 481 | 180,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153234 | 9.700 | Full | A- | 537 | 195,000.00 | 0 | 1 | 3/3/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 153309 | 9.250 | Full | A- | 507 | 137,000.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 153317 | 6.875 | Full | AA | 667 | 712,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | | | N |
| 153325 | 10.990 | Stated | A | 667 | 360,000.00 | 360000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 153366 | 6.450 | Limited | A | 625 | 367,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group I | LIBOR | 6 | N |
| 153382 | 7.900 | Full | A | 611 | 435,000.00 | 0.00 | 1 | 2/12/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153432 | 8.600 | Stated | A- | 501 | 457,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 153457 | 12.250 | Full | C | 509 | 75,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153548 | 11.750 | Stated | A | 656 | 220,000.00 | 220,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group I | | | N |
| 153671 | 8.990 | Stated | A- | 492 | 520,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153770 | 10.750 | Stated | A | 738 | 225,000.00 | 225000 | 2 | 2/26/2003 | 238 | 03/01/03 | Group II | | | N |
| 153887 | 10.400 | Full | A- | 485 | 72,000.00 | 70000 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153929 | 7.990 | Stated | A- | 588 | 414,500.00 | 0 | 1 | 2/26/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 153937 | 10.550 | Full | C | 638 | 450,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 154034 | 11.250 | Full | A | 634 | 235,000.00 | 180,448.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 154075 | 8.550 | Full | B | 641 | 90,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 154128 | 8.800 | Full | B | 663 | 83,500.00 | 83500 | 1 | 2/12/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 154168 | 6.500 | Full | AA | 634 | 193,000.00 | 0 | 1 | 2/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 154161 | 8.300 | Full | B | 578 | 312,000.00 | 0.00 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 154208 | 11.450 | Full | C | 573 | 44,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 154224 | 8.450 | Stated | A- | 587 | 145,000.00 | 145000 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 154265 | 10.750 | Full | A | 647 | 310,000.00 | 309,950.00 | 2 | 2/20/2003 | 238 | 03/01/03 | Group I | | | N |
| 154384 | 8.990 | Full | A- | 539 | 221,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 154398 | 11.250 | Full | A | 634 | 65,000.00 | 64,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 154438 | 7.550 | Limited | A- | 691 | 260,000.00 | 260,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 154547 | 9.650 | Full | B | 624 | 92,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 154729 | 6.850 | Stated | AA | 709 | 195,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group I | | | N |
| 154820 | 6.875 | Stated | AA | 680 | 310,000.00 | 0.00 | 1 | 2/13/2003 | 359 | 04/01/03 | Group I | | | N |
| 154877 | 6.850 | Stated | A | 710 | 475,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 154893 | 11.750 | Stated | A | 651 | 299,900.00 | 299,900.00 | 2 | 2/14/2003 | 239 | 03/01/03 | Group I | | | N |
| 154976 | 7.150 | Stated | AA | 718 | 261,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | | | N |
| 155106 | 6.850 | Full | A | 627 | 450,000.00 | 450000 | 1 | 2/19/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 155116 | 11.250 | Full | A | 627 | 450,000.00 | 450,000.00 | 2 | 2/19/2003 | 239 | 04/01/03 | Group II | | | N |
| 155130 | 7.400 | Stated | AA | 658 | 135,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 04/01/03 | Group I | | | N |
| 155270 | 10.990 | Stated | A | 673 | 155,000.00 | 150,000.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group I | | | N |
| 155403 | 10.750 | Stated | A | 641 | 390,000.00 | 390,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 155429 | 6.250 | Stated | AA | 690 | 489,000.00 | 489,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | | | N |
| 155437 | 6.950 | Stated | AA | 667 | 333,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | | | N |
| 155583 | 6.350 | Full | A | 723 | 735,000.00 | 690000 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 155601 | 5.850 | Full | A | 709 | 494,000.00 | 494000 | 1 | 2/11/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 155618 | 9.750 | Full | A | 723 | 735,000.00 | 690,000.00 | 2 | 2/13/2003 | 239 | 03/01/03 | Group II | | | N |
| 155682 | 6.950 | Stated | A | 659 | 600,000.00 | 477,725.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 155690 | 11.750 | Stated | A | 659 | 600,000.00 | 477,725.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group I | | | N |
| 155767 | 11.250 | Stated | A | 626 | 349,000.00 | 345,000.00 | 2 | 2/14/2003 | 239 | 04/01/03 | Group II | | | N |
| 155841 | 10.350 | Full | B | 439 | 380,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 156054 | 10.800 | Stated | B | 681 | 185,000.00 | 0.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 156096 | 10.750 | Stated | A | 635 | 265,000.00 | 264900 | 2 | 2/20/2003 | 239 | 04/01/03 | Group I | | | N |
| 156138 | 9.350 | Full | B | 571 | 106,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 156175 | 7.900 | Stated | AA | 641 | 240,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group I | | | N |
| 156252 | 10.750 | Stated | A | 713 | 109,000.00 | 109,000.00 | 2 | 2/13/2003 | 239 | 04/01/03 | Group I | | | N |
| 156344 | 9.990 | Full | A | 631 | 91,500.00 | 91,000.00 | 2 | 2/26/2003 | 179 | 04/01/03 | Group I | | | N |
| 156419 | 6.600 | Stated | A | 663 | 499,000.00 | 489,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 156443 | 10.750 | Stated | A | 663 | 499,000.00 | 499,000.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 156509 | 9.990 | Stated | A | 738 | 170,000.00 | 167,052.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 156526 | 7.750 | Full | A | 604 | 120,000.00 | 0 | 1 | 2/19/2003 | 359 | 04/01/03 | Group I | | | N |
| 156581 | 10.750 | Stated | A | 713 | 185,000.00 | 182900 | 2 | 2/13/2003 | 238 | 04/01/03 | Group I | | | N |
| 156737 | 8.500 | Stated | A- | 522 | 270,600.00 | 0 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 156823 | 10.700 | Full | B- | 590 | 120,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 156858 | 11.000 | Full | B- | 515 | 54,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group I | LIBOR | 6 | N |
| 157045 | 10.450 | Full | A | 634 | 55,000.00 | 0.00 | 1 | 2/18/2003 | 179 | 04/01/03 | Group II | | | N |
| 157052 | 9.750 | Full | A | 678 | 295,000.00 | 295000 | 2 | 2/21/2003 | 179 | 03/01/03 | Group II | | | N |
| 157086 | 9.750 | Full | A | 708 | 390,000.00 | 385,000.00 | 2 | 2/12/2003 | 239 | 04/01/03 | Group II | | | N |
| 157183 | 6.050 | Full | A | 681 | ########## | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157233 | 6.875 | Full | A | 682 | 540,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157250 | 9.950 | Full | B- | 681 | 115,000.00 | 115000 | 1 | 2/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 157268 | 10.300 | Full | B | 648 | 71,000.00 | 71,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group I | | | N |
| 157318 | 11.200 | Stated | A- | 506 | 86,000.00 | 86,000.00 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157334 | 10.300 | Full | C | 562 | 107,000.00 | 107000 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157342 | 7.000 | Full | A | 652 | 592,000.00 | 592000 | 1 | 2/13/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157375 | 9.990 | Full | A | 650 | 592,000.00 | 592,000.00 | 2 | 2/13/2003 | 178 | 03/01/03 | Group II | | | N |
| 157383 | 9.500 | Full | A | 699 | 390,000.00 | 378,800.00 | 2 | 2/14/2003 | 178 | 03/01/03 | Group II | | | N |
| 157425 | 9.750 | Full | A | 694 | 229,000.00 | 225570 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 157458 | 6.250 | Full | AA | 708 | 420,000.00 | 420,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group I | | | N |
| 157698 | 8.150 | Limited | B | 547 | 345,000.00 | 0 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157708 | 7.150 | Stated | AA | 641 | 349,000.00 | 345000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 157714 | 10.750 | Full | A | 658 | 277,300.00 | 277,300.00 | 2 | 2/24/2003 | 238 | 03/01/03 | Group I | | | N |
| 157847 | 10.990 | Stated | A | 668 | 134,000.00 | 110,000.00 | 2 | 2/19/2003 | 239 | 03/01/03 | Group II | | | N |
| 157854 | 9.100 | Full | A | 639 | 50,000.00 | 0 | 1 | 2/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 157878 | 8.100 | Full | A | 619 | 188,000.00 | 184000 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 158059 | 9.850 | Full | A- | 537 | 158,500.00 | 131300 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 158078 | 11.750 | Full | A | 624 | 224,000.00 | 198,400.00 | 2 | 2/12/2003 | 238 | 04/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)641-6378 x7281
nam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/5/2003 2:58 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,510.35 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.14 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 319.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5158097 | 0074311093 | PATRICIA FUNCHES | 179 12 145TH ROAD | SPRINGFIELD GARDEN | NY | 11434 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.35 | 04/01/03 | 03/01/33 | 1,798.86 | 216,750.00 | 216,750.00 | 216,639.96 | ARM | 5.990 | 15.350 | 9.350 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.350 | Full | B | 539 | 255,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158120 | 0074311127 | THELMA T GIBSON | 1557 WATKINS RD | COLUMBUS | OH | 43207 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.80 | 04/01/03 | 03/01/33 | 503.80 | 63,750.00 | 63,713.70 | 63,713.70 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.800 | Full | B | 573 | 75,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5158187 | 0074311168 | WALTER J MURPHY | 1802 SW LENNOX STREET | PORT ST LUCIE | FL | 34953 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.70 | 04/01/03 | 03/01/33 | 1,102.62 | 109,650.00 | 109,650.00 | 109,616.47 | ARM | 8.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | PURCHASE | 11.700 | Full | B- | 510 | 130,000.00 | 129000 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158431 | 0074311432 | JOSELYNE CEPEDA | 1770 NE 147TH STREET | MIAMI | FL | 33181 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.75 | 04/01/03 | 03/01/33 | 754.61 | 95,920.00 | 95,920.00 | 95,864.81 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | PURCHASE | 8.750 | Full | B | 603 | 122,000.00 | 119900 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158464 | 0074311465 | RAVEN K STARRE | 55 482 TANGLEWOOD | LA QUINTA | CA | 92253 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 1,048.07 | 101,600.00 | 101,482.47 | 101,482.47 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 681 | 508,000.00 | 508,000.00 | 2 | 2/28/2003 | 239 | 04/01/03 | Group I | | | N |
| 5158639 | 0074311630 | DARYL DUKE | 417 PILANT STREET | ARLINGTON | TX | 76010 | OWNER-OCC | SFR | 360 | 76.92 | 76.92 | 10.00 | 04/01/03 | 03/01/33 | 438.79 | 50,000.00 | 49,977.88 | 49,977.88 | ARM | 8.250 | 16.000 | 10.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.000 | Full | B- | 547 | 65,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5158662 | 0074311683 | EARLIE MCLAURIN | 1249 WATERLOO DRIVE | ROCKY MOUNT | NC | 27804 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.50 | 04/01/03 | 03/01/33 | 1,441.87 | 145,600.00 | 145,600.00 | 145,553.46 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Full | B- | 518 | 182,000.00 | 182,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group I | | | N |
| 5158720 | 0074311721 | INDIA CRAYTON | 514 E DEWEY ST | FLINT | MI | 48505 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.60 | 04/01/03 | 03/01/33 | 255.30 | 30,100.00 | 30,100.00 | 30,085.50 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Stated | A- | 579 | 43,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158811 | 0074311812 | KEVIN HOFFMAN | 7880 WAYLAND ROAD | LOOMIS | CA | 95650 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.00 | 04/01/03 | 03/01/33 | 3,837.13 | 640,000.00 | 640,000.00 | 638,362.87 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | PURCHASE | 6.000 | Stated | AA | 736 | 800,000.00 | 800000 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158829 | 0074311820 | KEVIN HOFFMAN | 7880 WAYLAND ROAD | LOOMIS | CA | 95650 | OWNER-OCC | SFR | 240 | 12.50 | 92.50 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 100,000.00 | 99,880.80 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 736 | 800,000.00 | 800000 | 2 | 2/13/2003 | 238 | 03/01/03 | Group II | | | N |
| 5158837 | 0074311838 | GARY G PHILLIPS | 37987 COMMANCHE CREEK ROAD | KIOWA | CO | 80117 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 6.95 | 04/01/03 | 03/01/33 | 2,419.42 | 365,500.00 | 365,500.00 | 365,107.43 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.950 | Full | A | 687 | 430,000.00 | 0.00 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158852 | 0074311853 | LOUIS SANTOSCOY | 8321 FITTLEWORTH WAY | SACRAMENTO | CA | 95828 | OWNER-OCC | SFR | 360 | 89.92 | 89.92 | 8.55 | 04/01/03 | 03/01/33 | 1,792.11 | 232,000.00 | 232,000.00 | 231,860.89 | ARM | 5.750 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | PURCHASE | 8.550 | Full | A- | 553 | 260,000.00 | 258000 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5158903 | 0074311904 | CARLOS T CALLERA | 14101 LINDENDALE ROAD | WOODBRIDGE | VA | 22193 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.20 | 04/01/03 | 03/01/33 | 1,665.28 | 172,125.00 | 172,125.00 | 172,066.24 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.200 | Full | B- | 463 | 202,500.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159033 | 0074312034 | RONALD L WHITING | 7499 POCKET ROAD | SACRAMENTO | CA | 95831 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.50 | 04/01/03 | 03/01/33 | 1,791.92 | 283,500.00 | 283,500.00 | 283,243.71 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.500 | Full | AA | 638 | 315,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159058 | 0074312058 | INDIA CRAYTON | 517 DEWEY ST | FLINT | MI | 48505 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 9.60 | 04/01/03 | 03/01/33 | 249.38 | 29,400.00 | 29,400.00 | 29,385.84 | ARM | 5.750 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Stated | A- | 529 | 42,000.00 | 0.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159066 | 0074312067 | ROBERT C LINSCOTT | 12604 45TH DRIVE NE | MARYSVILLE | WA | 98271 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.40 | 04/01/03 | 03/01/33 | 1,210.38 | 193,500.00 | 193,500.00 | 193,321.64 | ARM | 4.250 | 12.400 | 6.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.400 | Stated | AA | 654 | 215,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159074 | 0074312075 | GABRIELA V WASSON | 1727 DARTBROOK DRIVE | ROWLETT | TX | 75089 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/18 | 251.37 | 23,400.00 | 23,400.00 | 23,343.49 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 633 | 119,000.00 | 117,000.00 | 2 | 2/18/2003 | 179 | 03/01/03 | Group II | | | N |
| 5159090 | 0074312091 | FRANK AGUILAR | 17607 SE RENTON MAPLE VALLEY | MAPLE VALLEY | WA | 98038 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.20 | 04/01/03 | 03/01/33 | 1,137.75 | 117,600.00 | 117,600.00 | 117,559.85 | ARM | 8.750 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | PURCHASE | 11.200 | Full | B- | 0 | 147,000.00 | 147,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159157 | 0074312158 | AKHATAR GOLBAHAR | 2868 E EUCLID AVENUE | LITTLETON | CO | 80121 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 385.78 | 38,000.00 | 38,000.00 | 37,954.83 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 707 | 225,000.00 | 190,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5159215 | 0074312216 | TONYA KOWALSKI | 35014 NE 100TH AVENUE | LA CENTER | WA | 98629 | OWNER-OCC | MANU/MOBIL | 360 | 90.00 | 90.00 | 7.90 | 04/01/03 | 03/01/33 | 706.46 | 97,200.00 | 97,200.00 | 97,133.44 | FXD | 0.000 | 7.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.900 | Full | A | 650 | 108,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5159223 | 0074312224 | OSBORNE T GREEN JR | 1208 BIG LODGE RD | ROLLINS | MT | 59931 | OWNER-OCC | SFR | 360 | 73.63 | 73.63 | 6.00 | 04/01/03 | 03/01/33 | 3,465.41 | 578,000.00 | 577,424.59 | 577,424.59 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.000 | Stated | AA | 672 | 785,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5159314 | 0074312316 | MARCOS CORTEDANO | 2383 NW 33 STREET | MIAMI | FL | 33142 | OWNER-OCC | 2-4 UNITS | 180 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/18 | 415.77 | 36,600.00 | 36,600.00 | 36,519.43 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Full | A | 670 | 183,000.00 | 183,000.00 | 2 | 2/25/2003 | 179 | 03/01/03 | Group I | | | N |
| 5159322 | 0074312323 | JAVIER ORTEGA | 4026 STEELE STREET | DENVER | CO | 80216 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.80 | 04/01/03 | 03/01/33 | 1,081.97 | 150,300.00 | 150,194.98 | 150,194.98 | ARM | 4.990 | 13.800 | 7.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.800 | Full | A- | 593 | 167,000.00 | 0 | 1 | 2/18/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5159405 | 0074312388 | JERRY A NEIDIGER | 805 NW CLIFFORD STREET | PULLMAN | WA | 99163 | NON OWNER | SFR | 360 | 68.85 | 68.85 | 9.60 | 04/01/03 | 03/01/33 | 712.48 | 84,000.00 | 83,959.54 | 83,959.54 | FXD | 0.000 | 9.600 | 0.000 | 0 | 0 | | REFI-CASHOUT | 9.600 | Full | A- | 535 | 122,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group I | | | N |
| 5159454 | 0074312448 | DIANE DAVIS | 326 CLEVELAND STREET | ROCKY MOUNT | NC | 27803 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.85 | 04/01/03 | 03/01/33 | 474.83 | 46,665.00 | 46,665.00 | 46,651.19 | FXD | 0.000 | 11.850 | 0.000 | 0 | 0 | | PURCHASE | 11.850 | Full | B | 537 | 58,000.00 | 54,900.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group I | | | N |
| 5159462 | 0074312455 | BEN COBB | 9273 SW COUNTY RD275 | MEDORA | IN | 47260 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.70 | 04/01/03 | 03/01/33 | 834.86 | 97,600.00 | 97,553.97 | 97,553.97 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | B | 475 | 122,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5159538 | 0074312521 | DIANA M FIKE | 4600 GREEN LAKE AVENUE N | SEATTLE | WA | 98103 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 739.85 | 78,000.00 | 77,893.90 | 77,893.90 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full | A | 696 | 400,000.00 | 390000 | 2 | 2/26/2003 | 238 | 04/01/03 | Group II | | | N |
| 5159561 | 0074312554 | ANDREA M PEREZ | 1022 N LADY DI COURT | MERCED | CA | 95340 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.45 | 04/01/03 | 03/01/33 | 2,113.77 | 336,000.00 | 336,000.00 | 335,693.28 | ARM | 4.990 | 12.450 | 6.450 | 1 | 1 | 03/01/05 | PURCHASE | 6.450 | Stated | A | 686 | 420,000.00 | 420,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159587 | 0074312570 | ANDREA M PEREZ | 1022 N LADY DI COURT | MERCED | CA | 95340 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 866.47 | 84,000.00 | 84,000.00 | 83,902.83 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 686 | 420,000.00 | 420,000.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5159694 | 0074312687 | TRUDY CRUMP | 1671 AUSEON AVENUE | OAKLAND | CA | 94621 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.80 | 04/01/03 | 03/01/33 | 1,849.25 | 234,000.00 | 234,000.00 | 233,866.75 | ARM | 5.750 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | PURCHASE | 8.800 | Full | A- | 550 | 260,000.00 | 260,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159710 | 0074312703 | JUDITH S HOFMEISTER | 1319 ASCOT AVENUE | LITTLETON | CO | 80126 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.65 | 04/01/03 | 03/01/33 | 1,444.43 | 225,000.00 | 225,000.00 | 224,802.45 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.650 | Stated | AA | 668 | 250,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159777 | 0074312760 | ANNA MCGEHEE | 1036 92ND AVENUE | OAKLAND | CA | 94621 | NON OWNER | SFR | 360 | 90.00 | 90.00 | 7.15 | 04/01/03 | 03/01/33 | 1,082.01 | 160,200.00 | 160,200.00 | 160,072.52 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 | | PURCHASE | 7.150 | Full | AA | 683 | 180,000.00 | 178,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | | | N |
| 5159819 | 0074312803 | JEANNE HERBERT-MURIDON | 349 WINCHESTER STREET | VALLEJO | CA | 94591 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.45 | 04/01/03 | 03/01/33 | 1,894.30 | 247,500.00 | 247,500.00 | 247,348.51 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.450 | Full | A | 604 | 275,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159801 | 0074312845 | MARLENE HENRIQUEZ | 1725 LINDEN WAY | ANTIOCH | CA | 94509 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.85 | 04/01/03 | 03/01/33 | 1,486.07 | 171,500.00 | 171,500.00 | 171,421.66 | ARM | 6.250 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.850 | Stated | B- | 577 | 245,000.00 | 0 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5159959 | 0074312943 | ANNE P MUCIO | 4684 BARCELONA WAY | UNION CITY | CA | 94587 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 574.37 | 53,000.00 | 52,944.59 | 52,944.59 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 640 | 265,000.00 | 265,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group I | | | N |
| 5160031 | 0074313024 | DEBORAH L FOWLER-LYNCH | 4523 SILVER ARROW DR NW | ALBUQUERQUE | NM | 87114 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 1,693.68 | 202,300.00 | 202,300.00 | 202,199.43 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.450 | Full | B | 511 | 238,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160064 | 0074313057 | REBECCA L HUDSON | 4959 EUREKA COURT | DENVER | CO | 80239 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.75 | 04/01/03 | 03/01/33 | 1,289.55 | 180,000.00 | 180,000.00 | 179,872.95 | ARM | 4.990 | 13.750 | 7.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.750 | Full | A | 647 | 200,000.00 | 0 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160171 | 0074313184 | DAVID W COMER | 15650 HOLBEIN DRIVE | COLORADO SPRINGS | CO | 80921 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.50 | 04/01/03 | 03/01/33 | 2,085.61 | 228,000.00 | 228,000.00 | 227,909.39 | ARM | 8.750 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.500 | Full | C | 612 | 285,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160304 | 0074313297 | HENRY C DENT | 7818 S LAFAYETTE AVE | CHICAGO | IL | 60620 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.10 | 04/01/03 | 03/01/33 | 902.67 | 102,000.00 | 101,955.83 | 101,955.83 | ARM | 6.990 | 16.100 | 10.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.100 | Full | B | 536 | 120,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5160437 | 0074313428 | JAIME R FARIAS | 901 N 17TH STREET | MCALLEN | TX | 78501 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.50 | 04/01/03 | 03/01/33 | 631.29 | 59,150.00 | 59,150.00 | 59,134.86 | FXD | 0.000 | 12.500 | 0.000 | 0 | 0 | | REFI-CASHOUT | 12.500 | Stated | C | 530 | 91,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5160510 | 0074313495 | BLANCA BRIBIESCA | 2732 HICKS STREET | SELMA | CA | 93662 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 308.43 | 30,380.00 | 30,343.72 | 30,343.72 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated | A | 779 | 152,000.00 | 151,900.00 | 2 | 2/19/2003 | 239 | 04/01/03 | Group I | | | N |
| 5160536 | 0074313511 | CHARLES G HYSLOP | 65 S VERONA | MORRIS | IL | 60450 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.75 | 04/01/03 | 03/01/33 | 2,153.20 | 273,700.00 | 273,542.53 | 273,542.53 | ARM | 5.900 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.750 | Full | B | 592 | 322,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5160569 | 0074313545 | TIMOTHY B MANION | 3113 SUNSET INN ROAD | BRANSON | MO | 65616 | OWNER-OCC | SFR | 360 | 77.80 | 77.80 | 6.75 | 04/01/03 | 03/01/33 | 1,556.64 | 240,000.00 | 240,000.00 | 239,793.36 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.750 | Full | B | 620 | 308,500.00 | 0.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | | | N |
| 5160577 | 0074313552 | JAMES C MOLER | 457 MORNING DOVE DRIVE | GRAND JUNCTION | CO | 81504 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 10.95 | 04/01/03 | 03/01/33 | 956.14 | 100,800.00 | 100,800.00 | 100,763.66 | ARM | 8.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | PURCHASE | 10.950 | Full | B- | 498 | 126,000.00 | 126,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160585 | 0074313586 | RALPH DRAYTON | 11118 MALONE STREET | RANCHO CUCAMONGA | CA | 91701 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 2,206.05 | 263,500.00 | 263,500.00 | 263,369.01 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full | B | 612 | 310,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160593 | 0074313578 | JOHN ACEVEDO | 4488 LIGUSTRUM WAY | ORLANDO | FL | 32839 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 04/01/03 | 03/01/33 | 783.00 | 89,600.00 | 89,600.00 | 89,559.93 | ARM | 6.750 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Limited | B | 497 | 112,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160635 | 0074313610 | BRADFORD L JOHNSON | 4828 WALNUT STREET | SIMI VALLEY | CA | 93063 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 | 04/01/03 | 03/01/33 | 1,914.56 | 290,700.00 | 290,456.97 | 290,456.97 | ARM | 4.250 | 12.900 | 6.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.900 | Full | AA | 624 | 323,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5160650 | 0074313636 | ZEWDIE TERUNEH | 314 LOS ALAMOS CIRCLE | HARLINGEN | TX | 78550 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/18 | 148.22 | 13,800.00 | 13,800.00 | 13,766.67 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Stated | A | 652 | 69,000.00 | 69,000.00 | 2 | 2/20/2003 | 179 | 03/01/03 | Group II | | | N |
| 5160718 | 0074313683 | RUTILIA RIVERA | 113 BANDARA WOODS | ELGIN | TX | 78621 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 242.99 | 25,197.00 | 25,197.00 | 25,163.78 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Stated | A | 654 | 131,000.00 | 125,986.00 | 2 | 2/18/2003 | 239 | 03/01/03 | Group I | | | N |
| 5160742 | 0074313727 | PAUL DARDEN | 757 LINDA DRIVE | PITTSBURGH | PA | 15226 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 1,002.76 | 114,750.00 | 114,698.69 | 114,698.69 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | B | 501 | 135,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5160775 | 0074313750 | STEVEN J COLBURN | 22 COCA | FOOTHILL RANCH | CA | 92610 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 1,136.02 | 117,800.00 | 117,800.00 | 117,644.67 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 664 | 589,000.00 | 589,000.00 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5160825 | 0074313800 | MATT WASDEN | 1310 RAINBOW DRIVE | SILVERTHORNE | CO | 80498 | OWNER-OCC | SFR | 360 | 74.04 | 74.04 | 8.99 | 04/01/03 | 03/01/33 | 6,029.28 | 750,000.00 | 750,000.00 | 749,589.47 | ARM | 5.750 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.990 | Full | A- | 527 | ########## | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160833 | 0074313818 | ERNESTINE YOUNG | 2313 HERBERT STREET | ST LOUIS | MO | 63107 | NON OWNER | SFR | 360 | 70.00 | 70.00 | 12.10 | 04/01/03 | 03/01/33 | 311.94 | 30,100.00 | 30,100.00 | 30,091.57 | ARM | 8.250 | 18.100 | 12.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.100 | Full | B- | 503 | 43,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160882 | 0074313867 | ALFREDO ENRIQUEZ | 6951 ROMA PLACE | RANCHO CUCAMONGA | CA | 91701 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.45 | 04/01/03 | 03/01/33 | 1,806.29 | 236,000.00 | 235,855.55 | 235,855.55 | ARM | 5.750 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | PURCHASE | 8.450 | Stated | A- | 543 | 295,000.00 | 295,000.00 | 1 | 3/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5160890 | 0074313875 | KILLEUSA ISAAC | 618 S 500 WEST | PROVO | UT | 84601 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 168.83 | 15,580.00 | 15,563.70 | 15,563.70 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 642 | 79,000.00 | 77,900.00 | 2 | 2/18/2003 | 239 | 04/01/03 | Group II | | | N |
| 5160916 | 0074313891 | DAVID MCRILL | 2001 EAST 21ST STREET | SIGNAL HILL | CA | 90806 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 455.16 | 42,000.00 | 41,951.75 | 41,951.25 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 648 | 210,000.00 | 210,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5160924 | 0074313909 | JORGE A CASILLAS | 11106 ARMINTA STREET #9 | LOS ANGELES | CA | 91352 | OWNER-OCC | CONDO | 360 | 90.00 | 90.00 | 7.40 | 04/01/03 | 03/01/33 | 1,121.66 | 162,000.00 | 162,000.00 | 161,877.34 | ARM | 4.990 | 13.400 | 7.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.400 | Full | A | 650 | 180,000.00 | 0 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5160961 | 0074313966 | CLARA J HARRIS | 6312 GARFILED AVE | VINITA PARK | MO | 63114 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.50 | 04/01/03 | 03/01/33 | 594.18 | 60,000.00 | 60,000.00 | 59,980.82 | ARM | 8.250 | 17.500 | 11.500 | 1 | 1 | 03/01/05 | PURCHASE | 11.500 | Full | B- | 509 | 90,000.00 | 75,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161013 | 0074313950 | RICHARD H HAWKINS | 657 GARVINE MILL ROAD | FAWN GROVE | PA | 17321 | OWNER-OCC | SFR | 180 | 80.00 | 80.00 | 6.75 | 04/01/03 | 03/01/18 | 1,760.40 | 214,400.00 | 213,646.83 | 213,646.83 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Stated | AA | 631 | 268,000.00 | 0.00 | 1 | 2/24/2003 | 179 | 04/01/03 | Group I | | | N |
| 5161062 | 0074314048 | KELLY J STEBER | 4545 S PAGOSA WAY | AURORA | CO | 80015 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.50 | 04/01/03 | 03/01/33 | 1,248.67 | 148,500.00 | 148,500.00 | 148,426.96 | ARM | 6.750 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | PURCHASE | 9.500 | Full | A- | 531 | 165,000.00 | 165,000.00 | 1 | 2/11/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161070 | 0074314055 | BLOSSOM G REYES | 180 04 MCLAUGHLIN AVE | HOLLISWOOD | NY | 11423 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.65 | 04/01/03 | 03/01/33 | 3,672.04 | 572,000.00 | 572,000.00 | 571,497.79 | ARM | 5.750 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.650 | Full | A- | 541 | 715,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161120 | 0074314105 | WILLIAM E POWELL | 4420 VAL VERDE ROAD | LOOMIS | CA | 95650 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 769.58 | 79,800.00 | 79,800.00 | 79,694.78 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 662 | 400,000.00 | 399,000.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group II | | | N |
| 5161138 | 0074314113 | PATRICIA O'NEAL | 3112 N 50TH STREET | PHOENIX | AZ | 85018 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.30 | 04/01/03 | 03/01/33 | 2,717.23 | 360,000.00 | 360,000.00 | 359,772.77 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.300 | Full | A- | 589 | 400,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161419 | 0074314394 | CHRISTOPHER D WILDE | 28732 MISSION DRIVE | MENIFEE | CA | 92584 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.65 | 04/01/03 | 03/01/33 | 1,531.09 | 238,500.00 | 238,290.60 | 238,290.60 | ARM | 4.250 | 12.650 | 6.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.650 | Full | AA | 629 | 265,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5161443 | 0074314428 | DAVID DOWE | 902 CUTTER LANE | PARK CITY | UT | 84098 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.60 | 04/01/03 | 03/01/33 | 4,111.13 | 582,250.00 | 582,250.00 | 581,826.45 | ARM | 4.990 | 13.600 | 7.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.600 | Full | A | 766 | 685,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161492 | 0074314477 | CLINT WALKER | 1546 ROBINDALE STREET | WICKLIFFE | OH | 44092 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.55 | 04/01/03 | 03/01/33 | 966.35 | 125,100.00 | 125,100.00 | 125,024.99 | ARM | 6.750 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | A- | 678 | 139,000.00 | 0.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161567 | 0074314543 | KATHLEEN M DANNEMILLER | 1294 HICKORYLAKE DRIVE | CINCINNATI | OH | 45233 | OWNER-OCC | SFR | 360 | 63.76 | 63.76 | 9.70 | 04/01/03 | 03/01/33 | 1,189.13 | 139,000.00 | 139,000.00 | 138,934.45 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full | B | 493 | 218,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161575 | 0074314550 | EDWARD HENNIS | 709 NE 205TH TERRACE | MIAMI | FL | 33179 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 10.95 | 04/01/03 | 03/01/33 | 1,290.03 | 136,000.00 | 135,950.97 | 135,950.97 | ARM | 6.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 | PURCHASE | 10.950 | Full | B- | 498 | 160,000.00 | 160,000.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5161583 | 0074314568 | WENDELL E BRANTLEY | 212 E WAY | MIDFIELD | AL | 35228 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 9.10 | 04/01/03 | 03/01/33 | 1,278.63 | 157,500.00 | 157,500.00 | 157,415.75 | ARM | 5.750 | 15.100 | 9.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.100 | Full | A- | 518 | 175,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161658 | 0074314634 | J B OWENS JR | 112 KICKAPOO TRAIL | SEGUIN | TX | 78155 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.60 | 04/01/03 | 03/01/33 | 685.32 | 80,800.00 | 80,761.08 | 80,761.08 | ARM | 6.250 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | PURCHASE | 9.600 | Full | B- | 527 | 102,000.00 | 101000 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5161724 | 0074314681 | DIESKO BOYLAND SR | 14825 GLENMARK DRIVE | EDMOND | OK | 73013 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.70 | 04/01/03 | 03/01/33 | 1,910.48 | 243,950.00 | 243,950.00 | 243,808.18 | ARM | 5.990 | 14.700 | 8.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.700 | Full | B | 517 | 287,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161849 | 0074314816 | WILLIAM C CLUNN | 17578 ANDWOOD | WILLIS | TX | 77318 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.10 | 04/01/03 | 03/01/33 | 510.67 | 53,200.00 | 53,200.00 | 53,181.43 | ARM | 6.250 | 17.100 | 11.100 | 1 | 1 | 03/01/05 | PURCHASE | 11.100 | Full | B- | 521 | 72,000.00 | 66500 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5161864 | 0074314824 | REMEDIOS S MORCO | 202 ALTA VISTA DRIVE | SO SAN FRANCISCO | CA | 94080 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 04/01/03 | 03/01/33 | 3,891.59 | 600,000.00 | 600,000.00 | 599,483.41 | FXD | 0.000 | 6.750 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 6.750 | Stated | AA | 638 | 750,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group I | | | N |
| 5161906 | 0074314865 | ALFRED CENICEROS | 3358 DEAVER DRIVE | CORONA | CA | 92882 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/33 | 2,313.81 | 337,500.00 | 337,500.00 | 337,239.32 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.300 | Full | A | 678 | 375,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | | | N |
| 5162029 | 0074314980 | BELINDA D HARVEY | 13233 SW 2ND COURT | OCALA | FL | 34473 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 9.65 | 04/01/03 | 03/01/33 | 638.87 | 75,000.00 | 75,000.00 | 74,964.28 | ARM | 5.990 | 15.650 | 9.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.650 | Stated | B | 529 | 100,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5162037 | 0074314998 | LINDA KOCUREK | 7511 WOODSTONE LANE | DALLAS | TX | 75248 | OWNER-OCC | SFR | 180 | 20.00 | 99.87 | 10.50 | 04/01/03 | 03/01/18 | 339.30 | 30,694.00 | 30,622.57 | 30,622.57 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 667 | 161,000.00 | 153,470.00 | 2 | 2/14/2003 | 179 | 04/01/03 | Group I | | | N |
| 5162110 | 0074315078 | DAVID W DESCHRYVER | 2519 HOLLYHOCK COURT | CLEARWATER | FL | 33761 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.15 | 04/01/03 | 03/01/33 | 1,581.53 | 212,500.00 | 212,361.52 | 212,361.52 | ARM | 4.990 | 14.150 | 8.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.150 | Full | A- | 607 | 250,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5162219 | 0074315177 | KAREN S SOMERS | 741 CREEKSIDE PLACE | CHULA VISTA | CA | 91914 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 8.26 | 04/01/03 | 03/01/33 | 2,972.17 | 395,250.00 | 395,250.00 | 394,998.47 | ARM | 5.990 | 14.260 | 8.260 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.260 | Full | B | 642 | 465,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5162227 | 0074315185 | LAURA SALGADO | 12658 57TH ROAD NORTH | ROYAL PALM BEACH | FL | 33411 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.50 | 04/01/03 | 03/01/33 | 1,418.85 | 184,500.00 | 184,500.00 | 184,388.23 | ARM | 4.990 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.500 | Full | A | 604 | 205,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5162359 | 0074315276 | CHESTER MCNEIL | 101 WINDING LANE | LAGRANGE | NC | 28551 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 11.70 | 04/01/03 | 03/01/33 | 740.11 | 73,600.00 | 73,600.00 | 73,577.49 | ARM | 8.250 | 17.700 | 11.700 | 1 | 1 | 03/01/05 | PURCHASE | 11.700 | Full | B- | 0 | 92,000.00 | 92,000.00 | 1 | 2/13/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5162367 | 0074315284 | QIU S LIU | 1430 PALM AVENUE #D | SAN GABRIEL | CA | 91776 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 536.39 | 52,000.00 | 52,000.00 | 51,939.84 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 676 | 260,000.00 | 260000 | 2 | 2/19/2003 | 239 | 03/01/03 | Group II | | | N |
| 5162500 | 0074315581 | JASON M GIBSON | 335 PYLE ST | GENEVA | IN | 46740 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.45 | 04/01/03 | 03/01/33 | 437.66 | 62,900.00 | 62,852.84 | 62,852.84 | FXD | 0.000 | 7.450 | 0.000 | 0 | 0 | | REFI-NO CASHOUT | 7.450 | Full | A | 612 | 74,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | | | N |
| 5162631 | 0074315623 | BELINDA CADIZ | 6760 18TH AVE | KENOSHA | WI | 53143 | OWNER-OCC | SFR | 360 | 62.89 | 62.89 | 10.60 | 04/01/03 | 03/01/33 | 713.35 | 77,350.00 | 77,319.91 | 77,319.91 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 10.600 | Full | D | 516 | 123,000.00 | 0 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5162755 | 0074315748 | MARY M MOBLEY | 15323 E NASSAU DRIVE | AURORA | CO | 80013 | OWNER-OCC | SFR | 360 | 84.04 | 84.04 | 9.25 | 04/01/03 | 03/01/33 | 1,472.59 | 179,000.00 | 179,000.00 | 178,907.20 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 492 | 213,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5162847 | 0074315854 | JOHN W ROONEY | 2081 LAKESHORE DRIVE | MONTEAGLE | TN | 37356 | OWNER-OCC | SFR | 360 | 65.25 | 65.25 | 9.88 | 04/01/03 | 03/01/33 | 1,337.76 | 154,000.00 | 154,000.00 | 153,930.03 | ARM | 6.250 | 15.875 | 9.875 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.875 | Full | B- | 473 | 236,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5163043 | 0074316035 | GWENDOLYN J MARTIN | 4238 OLYMPIAD DRIVE | LOS ANGELES | CA | 90043 | OWNER-OCC | SFR | 360 | 67.84 | 67.84 | 6.25 | 04/01/03 | 03/01/33 | 2,610.65 | 424,000.00 | 424,000.00 | 423,597.68 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.250 | Full | AA | 706 | 625,000.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | | | N |
| 5163100 | 0074316092 | JERRY W ROSS | 1915 GUTHRIE | ROYAL OAK | MI | 48067 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.90 | 04/01/03 | 03/01/33 | 1,116.42 | 140,000.00 | 139,921.93 | 139,921.93 | ARM | 5.750 | 14.900 | 8.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.900 | Stated | A- | 611 | 175,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5163118 | 0074316100 | MARY E LIEBO | 1293 WOODHAVEN DRIVE | SANTA ROSA | CA | 95407 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.50 | 04/01/03 | 03/01/33 | 2,190.12 | 346,500.00 | 346,500.00 | 346,186.76 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | PURCHASE | 6.500 | Stated | AA | 687 | 385,000.00 | 385,000.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5163167 | 0074316159 | BRUCE A MILLARD | N6004 8TH AVENUE | PLAINFIELD | WI | 54966 | OWNER-OCC | SFR | 360 | 65.74 | 65.74 | 8.50 | 04/01/03 | 03/01/33 | 545.93 | 71,000.00 | 70,956.99 | 70,956.99 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | PURCHASE | 8.500 | Full | B | 593 | 111,000.00 | 108000 | 1 | 2/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5163183 | 0074316175 | MICHAEL A PLANTE | 12 PLANTE WAY | FAIRHAVEN | MA | 2719 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.10 | 04/01/03 | 03/01/33 | 1,578.60 | 178,500.00 | 178,422.70 | 178,422.70 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.100 | Full | B- | 535 | 210,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5163282 | 0074316274 | ANTHONY RAMOS | 554 W 21ST STREET | UPLAND | CA | 91784 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 04/01/03 | 03/01/33 | 2,547.93 | 373,500.00 | 373,500.00 | 373,208.63 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.250 | Full | A- | 587 | 415,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5163340 | 0074316332 | MICHAEL A CAIN | 105 TURNPLOW COURT | MAULDIN | SC | 29662 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 11.85 | 04/01/03 | 03/01/33 | 1,283.42 | 126,216.00 | 126,179.48 | 126,179.48 | ARM | 6.250 | 17.850 | 11.850 | 1 | 1 | 03/01/05 | PURCHASE | 11.850 | Full | B- | 491 | 160,000.00 | 148490 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5163381 | 0074316373 | LALA SOW | 14525 CERISE AVENUE | HAWTHORNE | CA | 90250 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 472.44 | 45,800.00 | 45,747.01 | 45,747.01 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated | A | 669 | 229,000.00 | 229,000.00 | 2 | 2/19/2003 | 239 | 04/01/03 | Group II | | | N |
| 5163449 | 0074316431 | JOHN W GRAY | 700 BLACK ROCK COURT | IRVING | TX | 75063 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/18 | 365.16 | 34,000.00 | 34,000.00 | 33,917.89 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full | A | 652 | 170,000.00 | 170,000.00 | 2 | 2/14/2003 | 178 | 03/01/03 | Group II | | | N |
| 5163480 | 0074316472 | CAMELLA I TIMS | 7110 HIGHLAND AVENUE | KANSAS CITY | MO | 64131 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 12.20 | 04/01/03 | 03/01/33 | 365.63 | 35,020.00 | 35,020.00 | 35,010.41 | ARM | 5.750 | 18.200 | 12.200 | 1 | 1 | 03/01/05 | PURCHASE | 12.200 | Full | B | 514 | 43,000.00 | 41,200.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5163514 | 0074316506 | MARIA G BARRAZA | 27683 PENSACOLA WAY | HAYWARD | CA | 94544 | OWNER-OCC | SFR | 180 | 15.00 | 95.00 | 11.50 | 04/01/03 | 03/01/18 | 606.30 | 51,900.00 | 51,900.00 | 51,791.08 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 | | PURCHASE | 11.500 | Stated | A | 661 | 354,000.00 | 346000 | 2 | 2/27/2003 | 178 | 03/01/03 | Group I | | | N |
| 5163639 | 0074316621 | ANNA M GARCIA | 1750 HARWOOD WAY | SACRAMENTO | CA | 95835 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 769.44 | 71,000.00 | 71,000.00 | 70,925.77 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated | A | 658 | 355,000.00 | 355,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group I | | | N |
| 5163795 | 0074316779 | GABRIEL PEREZ | 730 W VILLARET BLVD | SAN ANTONIO | TX | 78224 | OWNER-OCC | SFR | 360 | 59.33 | 59.33 | 11.75 | 04/01/03 | 03/01/33 | 449.19 | 44,500.00 | 44,500.00 | 44,486.54 | ARM | 8.750 | 17.750 | 11.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.750 | Full | D | 531 | 75,000.00 | 0 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5163803 | 0074316787 | JAMES E ROMERO | 1834 HIGHWAY 76 | TRUCHAS | NM | 87578 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 10.15 | 04/01/03 | 03/01/33 | 806.48 | 90,750.00 | 90,750.00 | 90,711.11 | ARM | 5.990 | 16.150 | 10.150 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.150 | Stated | B | 524 | 121,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5164108 | 0074317068 | CHRISTOPHER J GIRARDOT | 765 TOYON AVENUE | SAN JOSE | CA | 95127 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 8.55 | 04/01/03 | 03/01/33 | 2,777.38 | 359,550.00 | 359,550.00 | 359,334.41 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B | 564 | 423,000.00 | 0 | 1 | 3/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5164231 | 0074317165 | SEYED M SALEHIMAN | 1021 W SMITH STREET | ORLANDO | FL | 32804 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.10 | 04/01/03 | 03/01/33 | 1,522.15 | 172,000.00 | 172,000.00 | 171,925.52 | ARM | 6.250 | 16.100 | 10.100 | 1 | 1 | 03/01/05 | PURCHASE | 10.100 | Full | B- | 526 | 225,000.00 | 215,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5164314 | 0074317231 | JOSEPH CAPTAIN III | 2700 OSSA WINTHA DRIVE | BIRMINGHAM | AL | 35243 | OWNER-OCC | SFR | 180 | 90.00 | 90.00 | 6.55 | 04/01/03 | 03/01/18 | 1,533.83 | 175,500.00 | 174,924.31 | 174,924.31 | FXD | 0.000 | 6.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.550 | Full | AA | 670 | 195,000.00 | 0.00 | 1 | 2/19/2003 | 179 | 04/01/03 | Group I | | | N |
| 5164389 | 0074317306 | BEATRICE CLARK | 2922 FASHION AVENUE | LONG BEACH | CA | 90810 | OWNER-OCC | SFR | 360 | 69.96 | 69.96 | 9.80 | 04/01/03 | 03/01/33 | 1,648.01 | 191,000.00 | 191,000.00 | 190,911.82 | ARM | 6.250 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.800 | Stated | B- | 494 | 273,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5164421 | 0074317348 | MICHAEL MARKS | 2507 2515 9TH AVENUE | OAKLAND | CA | 94606 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 7.60 | 04/01/03 | 03/01/33 | 3,548.03 | 502,500.00 | 502,134.47 | 502,134.47 | ARM | 4.990 | 13.600 | 7.600 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.600 | Stated | A- | 666 | 670,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5164454 | 0074317371 | MELISSA BLAIR | 960 HEYL AVENUE | COLUMBUS | OH | 43207 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.60 | 04/01/03 | 03/01/33 | 568.09 | 61,600.00 | 61,576.04 | 61,576.04 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | PURCHASE | 10.600 | Full | B- | 578 | 78,000.00 | 77,000.00 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5164488 | 0074317405 | RONALD L ROBINSON | 1782 ROCKING ROBIN ROAD | TOMBSTONE | AZ | 85638 | OWNER-OCC | SFR | 360 | 77.08 | 77.08 | 9.75 | 04/01/03 | 03/01/33 | 780.98 | 92,500.00 | 92,500.00 | 92,457.04 | ARM | 5.990 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.750 | Full | B | 608 | 120,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5164637 | 0074317553 | TIMOTHY BRUNNER | 1820 SPYGLASS LANE | BIRMINGHAM | AL | 35244 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 761.62 | 68,900.00 | 68,900.00 | 68,741.20 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated | A | 721 | 345,000.00 | 344,500.00 | 2 | 2/13/2003 | 179 | 03/01/03 | Group II | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7251
nam.dang@wamu.net

GCM_LBMLT_2003-2_MtgTotal_040303.xls
4/4/2003 2:54 PM

*LONG BEACH MORTGAGE COMPANY*
*Mortgage Loan Schedule*
**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY PNI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5164452 | 0074317579 | PAMELA J RADFORD | 757 & 759 E STREET | WASHOUGAL | WA | 98671 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 98.22 | 11.75 | 04/01/03 | 03/01/23 | 338.12 |
| 5164934 | 0074317793 | SY N GUNTER | 810 WILLOW BEND | LUFKIN | TX | 75901 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 13.85 | 04/01/03 | 03/01/33 | 703.80 |
| 5165008 | 0074317868 | MARIA T ZARAGOZA | 16103 VIA MEDIA | SAN LORENZO | CA | 94580 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 7.45 | 04/01/03 | 03/01/33 | 2,809.27 |
| 5165083 | 0074317926 | JOSE L RANGEL | 4460 MADRID COURT | UNION CITY | CA | 94587 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 507.62 |
| 5165147 | 0074318007 | STELLA M MOORE | 3501 BAPAUME AVE | NORFOLK | VA | 23509 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.70 | 04/01/03 | 03/01/33 | 727.17 |
| 5165196 | 0074318058 | CRISTINA P CRISTOBAL | 1108 MURCHISON DRIVE | MILLBRAE | CA | 94030 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 8.80 | 04/01/03 | 03/01/33 | 5,008.37 |
| 5165402 | 0074318262 | RODNEY A WARNER | 10999 LONG BRANCH DRIVE | AUSTIN | TX | 78736 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.70 | 04/01/03 | 03/01/33 | 2,093.28 |
| 5165493 | 0074318353 | ROBERT P BISHOP | 6513 VINTAGE DRIVE | KNOXVILLE | TN | 37921 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.20 | 04/01/03 | 03/01/33 | 791.84 |
| 5165535 | 0074318395 | PABLO GONZALEZ | 10803 LAUREL AVENUE | BLOOMINGTON | CA | 92316 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.80 | 04/01/03 | 03/01/33 | 1,408.16 |
| 5165600 | 0074318460 | MARIA SALCEDO | 6775 ALBION STREET | COMMERCE CITY | CO | 80022 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 310.53 |
| 5165674 | 0074318484 | WALTER ENGLE | RT 8 BOX 463 | CLINTON | KY | 42602 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.20 | 04/01/03 | 03/01/33 | 445.57 |
| 5165832 | 0074318692 | EVA M CARTIN | 762 SUMMIT RUN | LEWISVILLE | TX | 75077 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 298.96 |
| 5165840 | 0074318700 | ALVIN BRADFORD | 2413 E 67TH TERRACE | KANSAS CITY | MO | 64132 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.90 | 04/01/03 | 03/01/33 | 748.27 |
| 5165865 | 0074318726 | JASON MCCARLEY | 4004 BOWIE STREET | AMARILLO | TX | 79110 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.75 | 04/01/03 | 03/01/33 | 476.45 |
| 5166168 | 0074319039 | CLARISSA G PALADINO | 3428 FRANK STREET | NORTH LITTLE ROCK | AR | 72118 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 | 12.40 | 04/01/03 | 03/01/33 | 328.50 |
| 5166418 | 0074319260 | MARWAN S SHAHIN | 20968 NIGHTSHADE PLACE | ASHBURN | VA | 20147 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 5.99 | 04/01/03 | 03/01/33 | 3,258.06 |
| 5166533 | 0074319355 | RUBIN Z SMITH | 1563 NW 7TH AVENUE | POMPANO BEACH | FL | 33311 | OWNER-OCC | SFR | 360 | 84.00 | 84.00 | 9.95 | 04/01/03 | 03/01/33 | 917.58 |
| 5166541 | 0074319393 | MARY COLEMAN | 6784 HYDE PARK DRIVE | MONTGOMERY | AL | 36117 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 11.45 | 04/01/03 | 03/01/33 | 724.47 |
| 5166632 | 0074319494 | LES-LEE STAHL | 815 LOWER LAKE DRIVE | BOYNE CITY | MI | 49712 | NON OWNER | SFR | 360 | 64.10 | 64.10 | 6.00 | 04/01/03 | 03/01/33 | 2,248.32 |
| 5166715 | 0074319567 | JAMES SMITH JR | 4213 VAN AVENUE | NEW ORLEANS | LA | 70122 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 172.45 |
| 5166764 | 0074319617 | RICHARD K ATHEY | 1300 COUNTY ROAD 180 | LEANDER | TX | 78641 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 520.74 |
| 5166897 | 0074319740 | RODOLFO S DEL ROSARIO | 6957 HEATHERKNOLL DRIVE | DALLAS | TX | 75248 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.20 | 04/01/03 | 03/01/33 | 1,977.53 |
| 5167127 | 0074319963 | HECTOR SANTACRUZ | 2507 HIKERS COURT | KISSIMMEE | FL | 34743 | 2ND HOME | PUD | 360 | 85.00 | 85.00 | 7.10 | 04/01/03 | 03/01/33 | 828.78 |
| 5167135 | 0074319971 | ROBERT A DANIEL | 118 TANAGER COURT | ROSEVILLE | CA | 95747 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 7.25 | 04/01/03 | 03/01/33 | 1,833.97 |
| 5167184 | 0074320028 | JACK POHR | 12 GARDEN DRIVE | COLORADO SPRINGS | CO | 80904 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.40 | 04/01/03 | 03/01/33 | 4,100.87 |
| 5167226 | 0074320069 | JOSE R BOLANOS | 2604 EAST BIG RANGE ROAD | ONTARIO | CA | 91761 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 04/01/03 | 03/01/33 | 2,322.30 |
| 5167341 | 0074320185 | MATTHEW R SCHERTZ | 6228 E 123RD PLACE | BRIGHTON | CO | 80602 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.95 | 04/01/03 | 03/01/33 | 1,310.60 |
| 5167380 | 0074320235 | NAOMI L KROKOWSKI | 4304 W COUNTY ROAD 4 | BERTHOUD | CO | 80513 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 6.20 | 04/01/03 | 03/01/33 | 2,057.90 |
| 5164080 | 0074320280 | THUAN D PHO | 2471 STORY ROAD | SAN JOSE | CA | 95122 | OWNER-OCC | SFR | 240 | 20.00 | 97.14 | 10.75 | 04/01/03 | 03/01/23 | 852.80 |
| 5167424 | 0074320318 | GEORGE T FINN | 1166 S KENILWORTH AVE | OAK PARK | IL | 60304 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.99 | 04/01/03 | 03/01/33 | 1,787.08 |
| 5167457 | 0074320341 | DEON AVERY | 4309 CALIFORNIA AVE | ST LOUIS | MO | 63111 | OWNER-OCC | 2-4 UNITS | 360 | 80.00 | 80.00 | 11.95 | 04/01/03 | 03/01/33 | 655.85 |
| 5167473 | 0074320387 | SERGEY VOLCHKOV | 377 E BAY TREE CIRCLE | VERNON HILLS | IL | 60061 | OWNER-OCC | CONDO | 360 | 85.00 | 85.00 | 8.65 | 04/01/03 | 03/01/33 | 2,260.76 |
| 5167481 | 0074320378 | CAROLYN S BRASSARD | 4520 N BEAR CANYON ROAD | TUCSON | AZ | 85749 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.55 | 04/01/03 | 03/01/33 | 1,854.98 |
| 5167689 | 0074320573 | ZULEMA DURAN | 4860 S GARRISON STREET | DENVER | CO | 80123 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 416.73 |
| 5167697 | 0074320581 | JOEY ROBLES III | 143 S 9TH STREET | ARANSAS PASS | TX | 78336 | OWNER-OCC | SFR | 240 | 20.00 | 99.71 | 9.99 | 04/01/03 | 03/01/23 | 132.12 |
| 5167788 | 0074320672 | IDHAN TAHIROVIC | 1600 W GREENLEAF NO 204 | CHICAGO | IL | 60626 | OWNER-OCC | CONDO | 240 | 15.00 | 95.00 | 10.99 | 04/01/03 | 03/01/23 | 204.24 |
| 5167820 | 0074320714 | ANTONINO I LUCERO | 10402 WYLD DRIVE | UPPER MARLBORO | MD | 20772 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 628.03 |
| 5167853 | 0074320748 | GILLIAN DUCK | 628 ADAMS DRIVE | BURLESON | TX | 76028 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 248.76 |
| 5167945 | 0074320839 | MATTHEW P KRUSKA | 4107 W WOODRIDGE DRIVE | GLENDALE | AZ | 85308 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/18 | 361.24 |
| 5168183 | 0074321068 | ANGELO PALMIERI SR | 29 1/2 SPRING HILL AVE | NORWALK | CT | 6850 | NON OWNER | 2-4 UNITS | 360 | 85.00 | 85.00 | 9.45 | 04/01/03 | 03/01/33 | 3,488.58 |
| 5168315 | 0074321181 | BRENDA L WEIMAN | 8463 KINGSFIELD STREET | CASTLE ROCK | CO | 80104 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 6.50 | 04/01/03 | 03/01/33 | 1,723.65 |
| 5168453 | 0074321349 | MANUEL ORTIZ | 1605 EDINBURGH ST | KISSIMMEE | FL | 34743 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 264.10 |
| 5168521 | 0074321407 | ERLENE JAMES | 1005 N HOUSTON STREET | ROYSE CITY | TX | 75189 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.90 | 04/01/03 | 03/01/33 | 634.77 |
| 5168653 | 0074321530 | JEFFREY S BROWN | 3209 COUNTY ROAD 919 | BURLESON | TX | 76028 | OWNER-OCC | SFR | 180 | 15.00 | 95.00 | 9.99 | 05/01/03 | 04/01/18 | 523.58 |
| 5168745 | 0074321621 | FREDDIE E CAVASOS | 1721 E STOCKHAM AVE | TULARE | CA | 93274 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 259.17 |
| 5168877 | 0074321753 | JUAN ESPIDIO | 601 SPRING STREET | REDWOOD CITY | CA | 94063 | OWNER-OCC | SFR | 240 | 18.35 | 98.35 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 |
| 5168901 | 0074321787 | DORETHA M CRAWLEY | 1106 WILLIAMSBURG ROAD | RICHMOND | VA | 23231 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.50 | 04/01/03 | 03/01/33 | 687.89 |
| 5168935 | 0074321811 | DANIEL L ELLISON | 32585 FROSTHILL PLACE | DUTCH FLAT | CA | 95781 | OWNER-OCC | SFR | 360 | 67.44 | 67.44 | 8.65 | 04/01/03 | 03/01/33 | 2,822.05 |
| 5169024 | 0074321902 | JOYCE A PHILLIPS | 340 W BUCKINGHAM WAY | FRESNO | CA | 93705 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.90 | 04/01/03 | 03/01/33 | 668.31 |
| 5169404 | 0074322280 | MARIA CANDELARIA | 8805 MOUNT CAPOTE DR | EL PASO | TX | 79904 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.60 | 04/01/03 | 03/01/33 | 447.08 |
| 5169560 | 0074322421 | JACQUELINE K WOLFE | 3503 HAMPTON COVE COURT | JACKSONVILLE | FL | 32225 | OWNER-OCC | PUD | 360 | 75.00 | 75.00 | 10.60 | 04/01/03 | 03/01/33 | 1,272.67 |
| 5169602 | 0074322462 | ROMERO ORTIZ | 313 SAN DIEGO STREET | SAN JUAN | TX | 78589 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 9.25 | 04/01/03 | 03/01/33 | 566.08 |
| 5169610 | 0074322470 | BETTY JEFFERSON | 130 W 114TH STREET | CHICAGO | IL | 60628 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.75 | 04/01/03 | 03/01/33 | 876.34 |
| 5169677 | 0074322538 | KIMBERLY A YOUNG | 109 COTTAGE STREET | BUFFALO | NY | 14201 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 106.58 |
| 5169735 | 0074322595 | KELE LYSAUGHT | 630 CARNEGIE ST APT 1412 | LAS VEGAS | NV | 89129 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 249.04 |
| 5169750 | 0074322611 | OLIVER MARSHALL | 6606 NW 57TH AVENUE | TAMARAC | FL | 33319 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 | 8.50 | 04/01/03 | 03/01/33 | 707.41 |
| 5169776 | 0074322637 | OLIVER MARSHALL | 6606 NW 57TH AVENUE | TAMARAC | FL | 33319 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 254.25 |
| 5169800 | 0074322660 | FRAN WATKINS | 15833 E 3000 RD | ST ANNE | IL | 60964 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 482.82 |
| 5169818 | 0074322678 | KATRINA A BLACK | 3600 WAYBURN | DETROIT | MI | 48224 | OWNER-OCC | SFR | 360 | 59.33 | 59.33 | 12.00 | 04/01/03 | 03/01/33 | 457.74 |
| 5169867 | 0074322728 | PATRICIA DANIELS | 1807 FALCON DRIVE | PORTLAND | TX | 78374 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 178.38 |
| 5169909 | 0074322769 | DEBORAH A BEAVER | 3319 WILMINGTON ROAD | MONTGOMERY | AL | 36105 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 838.31 |
| 5169958 | 0074322810 | MICHELLE BANKS | 2178 WHITE PINE CIR #420 | WEST PALM BEACH | FL | 33415 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 | 9.85 | 04/01/03 | 03/01/33 | 729.17 |
| 5169990 | 0074322850 | CARLOS E PROANO | 29 CUSHING ST | WALTHAM | MA | 2453 | NON OWNER | 2-4 UNITS | 360 | 50.58 | 50.58 | 8.10 | 04/01/03 | 03/01/33 | 1,955.58 |
| 5170014 | 0074322878 | SALVADOR PEREZ | 5079 31ST AVENUE SW | NAPLES | FL | 34116 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 | 9.70 | 04/01/03 | 03/01/33 | 1,077.82 |
| 5170188 | 0074323049 | MARK A VERLANDER | 6442 ORTEGA COURT | CHINO | CA | 91710 | OWNER-OCC | SFR | 360 | 94.87 | 94.87 | 7.95 | 04/01/03 | 03/01/33 | 1,891.44 |
| 5170212 | 0074323072 | ADRIAN CARSON | 25518 SCHUBERT CIRCLE 131 | STEVENSON RANCH | CA | 91381 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 524.88 |
| 5170220 | 0074323080 | TAMMY WHITLOW | 1387 MANCHESTER AVE | COLUMBUS | OH | 43211 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 10.25 | 04/01/03 | 03/01/33 | 615.81 |
| 5170311 | 0074323171 | LISSETTE VILLACAMPA | 7162 SW 11 STREET | PEMBROKE PINES | FL | 33023 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.99 | 04/01/03 | 03/01/33 | 1,024.98 |
| 5170378 | 0074323239 | RUSSELL J SINGLETON | 7182 N VAN DECAR RD SE | PORT ORCHARD | WA | 98367 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.25 | 04/01/03 | 03/01/33 | 1,014.21 |
| 5170436 | 0074323296 | JULIE WARREN | 109 QUAIL RUN | CARBONDALE | CO | 81623 | OWNER-OCC | PUD | 360 | 90.00 | 90.00 | 7.55 | 04/01/03 | 03/01/33 | 2,674.98 |
| 5170451 | 0074323312 | GIOVANNI FLEURY | 4100 SW 154 TERRACE | MIRAMAR | FL | 33029 | OWNER-OCC | PUD | 360 | 89.99 | 89.99 | 7.80 | 04/01/03 | 03/01/33 | 2,976.87 |
| 5170576 | 0074323437 | CHARLES W MC KINNEY | 810 FLORENCE AVENUE | MUSCLE SHOALS | AL | 35661 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 | 8.75 | 04/01/03 | 03/01/33 | 666.73 |
| 5170741 | 0074323601 | LINDA BROOKS | 76 SHADOW LAWN DRIVE | JACKSON | TN | 38301 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 9.95 | 04/01/03 | 03/01/33 | 608.22 |
| 5170774 | 0074323635 | TERESA G PUTMAN | 3570 PONY TRACKS DRIVE | COLORADO SPRINGS | CO | 80922 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 8.25 | 04/01/03 | 03/01/33 | 2,028.42 |
| 5170865 | 0074323726 | CHERYL PONTON | 18835 CARRINGTON DRIVE | SOUTH HOLLAND | IL | 60473 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 6.85 | 04/01/03 | 03/01/33 | 2,246.80 |
| 5170956 | 0074323817 | ANNA L CORDERO | 1009 CHURCH ST | UPLAND | PA | 19015 | OWNER-OCC | SFR | 360 | 71.71 | 71.71 | 9.50 | 04/01/03 | 03/01/33 | 458.27 |
| 5171137 | 0074323999 | REUBEN CASTELLANO | 1305 TOULUMNE BLVD | MODESTO | CA | 95351 | OWNER-OCC | SFR | 360 | 87.88 | 87.88 | 7.99 | 04/01/03 | 03/01/33 | 1,062.95 |
| 5171244 | 0074324104 | JO HELEN JOHNSON | 1151 E 22ND STREET | LOS ANGELES | CA | 90011 | OWNER-OCC | 2-4 UNITS | 360 | 75.00 | 75.00 | 10.25 | 04/01/03 | 03/01/33 | 1,747.40 |
| 5171478 | 0074324338 | ROBERT E ST CLAIR | 411 CHASEWAY DRIVE | PIKE ROAD | AL | 36064 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 435.54 |
| 5171665 | 0074324518 | SABRINA HICKMAN | 715 WINDING LANE | LAGRANGE | NC | 28551 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 11.20 | 04/01/03 | 03/01/33 | 789.46 |
| 5171681 | 0074324534 | LORI TIPTON | 110 CEDAR STREET | WAXAHACHIE | TX | 75165 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 844.05 |
| 5171715 | 0074324567 | RICKEY L JUSTICE | 7935 STARRY NIGHT DRIVE | EL PASO | TX | 79932 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 13.10 | 04/01/03 | 03/01/33 | 1,077.49 |
| 5171798 | 0074324641 | VINCENT V MCMILLIAN | 207 FRANKLIN DRIVE | RAEFORD | NC | 28376 | OWNER-OCC | MANUMOBIL | 360 | 78.87 | 78.87 | 10.35 | 04/01/03 | 03/01/33 | 685.96 |
| 5171806 | 0074324658 | STEVEN R MARTIN | 120 FRANKLIN DRIVE | RAEFORD | NC | 28376 | OWNER-OCC | MANUMOBIL | 360 | 79.57 | 79.57 | 9.80 | 04/01/03 | 03/01/33 | 645.29 |
| 5171814 | 0074324666 | SAMUEL SAED | 6601 ROXTON DRIVE | AMARILLO | TX | 79109 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 10.55 | 04/01/03 | 03/01/33 | 2,479.90 |
| 5171848 | 0074324690 | DONALD K ANGEL | 3813 S TAMARACK AVENUE | BROKEN ARROW | OK | 74011 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.80 | 04/01/03 | 03/01/33 | 1,403.97 |
| 5104482 | 0074324732 | ROBERT K PHILLIPS | 6188 FLAT CREEK ROAD | KERSHAW | SC | 29067 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 | 10.55 | 04/01/03 | 03/01/33 | 484.96 |
| 5171889 | 0074324807 | RAYMOND HOUDEK | 128 OAKS AVENUE | WAUCONDA | IL | 60084 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.90 | 04/01/03 | 03/01/33 | 1,102.50 |
| 5172002 | 0074324923 | TYREE M COOPER | 330 MILLER AVENUE | BRIGHTON | CO | 80601 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.38 | 04/01/03 | 03/01/33 | 1,077.46 |
| 5172036 | 0074324955 | JOY A SOURS | 512 KIRKWOOD BLVD | DAVENPORT | IA | 52803 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 9.60 | 04/01/03 | 03/01/33 | 454.19 |
| 5172176 | 0074325093 | NANCY S PRITCHARD | 45 OLD WINDSOR WAY | SUGAR LAND | TX | 77479 | OWNER-OCC | PUD | 360 | 69.38 | 69.38 | 8.30 | 04/01/03 | 03/01/33 | 3,245.51 |
| 5172192 | 0074325101 | TYSON R STOVALL | 501 SHANNON CIRCLE | DESOTO | TX | 75115 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.25 | 04/01/03 | 03/01/33 | 703.19 |
| 5172242 | 0074325150 | STAFFORD PRESBERRY SR | 1410 SCOVILLE AVE | BERWYN | IL | 60402 | OWNER-OCC | 2-4 UNITS | 360 | 87.83 | 87.83 | 8.75 | 04/01/03 | 03/01/33 | 1,589.14 |
| 5172267 | 0074325176 | RENE MEZA | 2445 VALLE VERDE DRIVE | MERCEDES | TX | 78570 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 11.90 | 04/01/03 | 03/01/33 | 694.73 |
| 5172341 | 0074325259 | BENJAMIN M MARQUEZ | 21915 CIMARRON PLACE | YORBA LINDA | CA | 92887 | OWNER-OCC | PUD | 360 | 65.00 | 65.00 | 9.95 | 04/01/03 | 03/01/33 | 2,079.64 |
| 5172515 | 0074325424 | KENNETH E NICKLE | 2910 HIDDEN VALLEY DRIVE | LAKE HAVASU CITY | AZ | 86406 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 | 6.75 | 04/01/03 | 03/01/33 | 636.73 |
| 5172549 | 0074325457 | EVELYN P GREFALDIA | 1239 MAYFIELD CIRCLE | SUISUN CITY | CA | 94585 | OWNER-OCC | SFR | 360 | 83.00 | 83.00 | 8.45 | 04/01/03 | 03/01/33 | 2,223.41 |
| 5172713 | 0074325614 | TODD A CLARKE | 1531 COUNTRY WOODS DRIVE | RIPON | CA | 95366 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.75 | 04/01/03 | 03/01/33 | 1,582.58 |
| 5172929 | 0074325820 | DWIGHT R ROTH | 37 TERRATAM CIRCLE | MOVILLE | IA | 51039 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/18 | 206.04 |
| 5172978 | 0074325870 | MICHAEL D HALLER | 1148 N MARTINGALE ROAD | GILBERT | AZ | 85234 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 | 10.50 | 04/01/03 | 03/01/18 | 316.15 |
| 5173058 | 0074325852 | GRISELDA GARCIA | 629 DALLAS AVENUE | SALINAS | CA | 93905 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 501.53 |
| 5173125 | 0074326078 | ENSLE FOREMAN | 4811 NW 85TH AVENUE | LAUDERHILL | FL | 33319 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 731.78 |
| 5173208 | 0074326109 | STEPHANIE N CROSSLEY | 3818 MELROSE STREET | JUNEAU | AK | 99801 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 | 10.10 | 04/01/03 | 03/01/33 | 1,128.34 |
| 5173232 | 0074326133 | JOSE VEGA | 7188 SARATOGA PLACE | GILROY | CA | 95020 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 6.35 | 04/01/03 | 03/01/33 | 2,160.41 |
| 5173240 | 0074326141 | JOSE VEGA | 7188 SARATOGA PLACE | GILROY | CA | 95020 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 881.22 |
| 5173265 | 0074326166 | DAVID HILL | 909 MCGUIRE DRIVE | MODESTO | CA | 95355 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 7.20 | 04/01/03 | 03/01/33 | 1,105.62 |
| 5173273 | 0074326174 | DAVID HILL | 909 MCGUIRE DRIVE | MODESTO | CA | 95355 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 392.69 |

| LOAN NUMBER | 927,853,520.25 ORIG LOAN AMOUNT | 926,895,587.98 PRINCIPAL BALANCE | 926,370,950.14 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5164452 | 31,200.00 | 31,200.00 | 31,167.38 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated |
| 5164934 | 60,800.00 | 60,800.00 | 60,762.00 | FXD | 0.000 | 13.850 | 0.000 | 0 | 0 | | PURCHASE | 13.850 | Full |
| 5165008 | 403,750.00 | 403,750.00 | 403,447.34 | ARM | 4.990 | 13.450 | 7.450 | 1 | 1 | 03/01/05 | PURCHASE | 7.450 | Stated |
| 5165083 | 50,000.00 | 49,940.30 | 49,940.30 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 5165147 | 85,000.00 | 84,958.91 | 84,958.91 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Full |
| 5165196 | 633,750.00 | 633,389.13 | 633,389.13 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 | 03/01/05 | PURCHASE | 8.800 | Stated |
| 5165402 | 293,600.00 | 293,600.00 | 293,390.67 | ARM | 4.990 | 13.700 | 7.700 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.700 | Stated |
| 5165493 | 88,744.00 | 88,744.00 | 88,706.38 | ARM | 6.950 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | PURCHASE | 10.200 | Full |
| 5165535 | 216,000.00 | 216,000.00 | 215,815.84 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 | | PURCHASE | 8.800 | Stated |
| 5165600 | 32,200.00 | 32,200.00 | 32,157.94 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full |
| 5165674 | 54,400.00 | 54,400.00 | 54,371.50 | ARM | 6.250 | 15.200 | 9.200 | 1 | 1 | 03/01/05 | PURCHASE | 9.200 | Full |
| 5165832 | 31,000.00 | 31,000.00 | 30,959.12 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full |
| 5165840 | 79,200.00 | 79,200.00 | 79,171.13 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.900 | Limited |
| 5165865 | 47,200.00 | 47,185.72 | 47,185.72 | ARM | 6.250 | 17.750 | 11.750 | 1 | 1 | 03/01/05 | PURCHASE | 11.750 | Full |
| 5166168 | 31,005.00 | 31,005.00 | 30,996.89 | ARM | 6.750 | 18.400 | 12.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 12.400 | Full |
| 5166418 | 544,000.00 | 544,000.00 | 543,457.41 | ARM | 4.250 | 11.990 | 5.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 5.990 | Full |
| 5166533 | 105,000.00 | 105,000.00 | 104,953.05 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full |
| 5166541 | 73,440.00 | 73,440.00 | 73,418.27 | ARM | 6.250 | 17.450 | 11.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 11.450 | Full |
| 5166632 | 375,000.00 | 375,000.00 | 374,628.66 | ARM | 4.250 | 12.000 | 6.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 6.000 | Stated |
| 5166715 | 15,600.00 | 15,564.05 | 15,564.05 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated |
| 5166764 | 54,900.00 | 54,900.00 | 54,825.32 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full |
| 5166897 | 221,600.00 | 221,508.07 | 221,508.07 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.200 | Full |
| 5167127 | 123,250.00 | 122,570.54 | 122,673.00 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 | | PURCHASE | 7.100 | Stated |
| 5167135 | 283,500.00 | 283,500.00 | 283,278.84 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.250 | Full |
| 5167184 | 452,000.00 | 452,000.00 | 451,816.46 | ARM | 5.750 | 16.400 | 10.400 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.400 | Stated |
| 5167226 | 270,300.00 | 270,300.00 | 270,173.89 | ARM | 6.250 | 15.750 | 9.750 | 3 | 1 | 03/01/06 | REFI-CASHOUT | 9.750 | Full |
| 5167341 | 188,000.00 | 187,838.09 | 187,838.09 | ARM | 4.990 | 12.950 | 6.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.950 | Full |
| 5167380 | 336,000.00 | 335,678.10 | 335,678.10 | ARM | 4.990 | 12.200 | 6.200 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.200 | Full |
| 5164080 | 84,000.00 | 84,000.00 | 83,899.70 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 5167424 | 222,300.00 | 222,300.00 | 222,178.32 | ARM | 4.990 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.990 | Full |
| 5167457 | 64,000.00 | 64,000.00 | 63,981.46 | ARM | 6.250 | 17.950 | 11.950 | 1 | 1 | 03/01/05 | PURCHASE | 11.950 | Full |
| 5167473 | 290,000.00 | 290,000.00 | 289,829.65 | FXD | 0.000 | 8.650 | 0.000 | 0 | 0 | | PURCHASE | 8.650 | Stated |
| 5167481 | 264,000.00 | 264,000.00 | 263,806.02 | ARM | 4.990 | 13.550 | 7.550 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.550 | Stated |
| 5167689 | 40,400.00 | 40,353.27 | 40,353.27 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated |
| 5167697 | 13,700.00 | 13,700.00 | 13,681.83 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full |
| 5167788 | 19,800.00 | 19,777.09 | 19,777.09 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Stated |
| 5167820 | 66,000.00 | 65,910.22 | 65,910.22 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 | | PURCHASE | 9.750 | Full |
| 5167853 | 25,797.00 | 25,797.00 | 25,762.94 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Stated |
| 5167945 | 31,800.00 | 31,729.99 | 31,729.99 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | | PURCHASE | 10.990 | Full |
| 5168183 | 418,500.00 | 418,500.00 | 418,292.96 | ARM | 5.750 | 15.450 | 9.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.450 | Full |
| 5168315 | 272,700.00 | 272,700.00 | 272,453.48 | ARM | 4.250 | 12.500 | 6.500 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.500 | Stated |
| 5168453 | 24,000.00 | 24,000.00 | 23,975.70 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full |
| 5168521 | 79,600.00 | 79,555.60 | 79,555.60 | ARM | 4.990 | 14.900 | 8.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.900 | Stated |
| 5168653 | 48,750.00 | 48,750.00 | 48,750.00 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full |
| 5168745 | 24,700.00 | 24,631.58 | 24,631.58 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full |
| 5168877 | 100,000.00 | 99,880.60 | 99,880.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 5168901 | 75,200.00 | 75,200.00 | 75,170.11 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 | 03/01/05 | PURCHASE | 10.500 | Full |
| 5168935 | 382,000.00 | 382,000.00 | 381,767.37 | ARM | 6.750 | 14.650 | 8.650 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.650 | Stated |
| 5169024 | 76,800.00 | 76,800.00 | 76,765.29 | ARM | 6.250 | 15.900 | 9.900 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.900 | Full |
| 5169404 | 44,800.00 | 44,800.00 | 44,785.99 | ARM | 6.250 | 17.600 | 11.600 | 3 | 1 | 03/01/06 | PURCHASE | 11.600 | Full |
| 5169560 | 138,000.00 | 138,000.00 | 137,946.33 | ARM | 6.750 | 16.600 | 10.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.600 | Stated |
| 5169602 | 68,807.00 | 68,807.00 | 68,771.33 | ARM | 6.750 | 15.250 | 9.250 | 1 | 1 | 03/01/05 | PURCHASE | 9.250 | Full |
| 5169610 | 102,000.00 | 102,000.00 | 101,952.41 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 | 03/01/05 | PURCHASE | 9.750 | Full |
| 5169677 | 10,180.00 | 10,174.81 | 10,174.81 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 | | PURCHASE | 11.250 | Full |
| 5169735 | 22,980.00 | 22,955.97 | 22,955.97 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Stated |
| 5169750 | 92,000.00 | 92,000.00 | 91,944.26 | ARM | 5.990 | 14.500 | 8.500 | 1 | 1 | 03/01/05 | PURCHASE | 8.500 | Full |
| 5169776 | 23,000.00 | 23,000.00 | 22,947.00 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Full |
| 5169800 | 55,250.00 | 55,225.29 | 55,225.29 | ARM | 6.250 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | PURCHASE | 9.950 | Full |
| 5169818 | 44,500.00 | 44,500.00 | 44,487.26 | ARM | 6.750 | 18.000 | 12.000 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 12.000 | Full |
| 5169867 | 18,600.00 | 18,575.47 | 18,575.47 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Stated |
| 5169909 | 91,800.00 | 91,763.11 | 91,763.11 | ARM | 6.250 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.450 | Full |
| 5169958 | 84,150.00 | 84,111.56 | 84,111.56 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 | 03/01/05 | PURCHASE | 9.850 | Full |
| 5169990 | 264,000.00 | 263,771.50 | 263,771.50 | FXD | 0.000 | 8.100 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.100 | Stated |
| 5170014 | 126,000.00 | 125,940.58 | 125,940.58 | ARM | 5.990 | 15.700 | 9.700 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.700 | Stated |
| 5170188 | 258,000.00 | 258,000.00 | 257,824.44 | FXD | 0.000 | 7.950 | 0.000 | 0 | 0 | | REFI-CASHOUT | 7.950 | Full |
| 5170212 | 51,700.00 | 51,638.27 | 51,638.27 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 5170220 | 68,720.00 | 68,691.17 | 68,691.17 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | PURCHASE | 10.250 | Full |
| 5170311 | 127,500.00 | 127,430.21 | 127,430.21 | ARM | 5.990 | 14.990 | 8.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.990 | Full |
| 5170378 | 135,000.00 | 135,000.00 | 134,913.92 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.250 | Full |
| 5170436 | 380,700.00 | 380,700.00 | 380,420.28 | FXD | 0.000 | 7.550 | 0.000 | 0 | 0 | | PURCHASE | 7.550 | Stated |
| 5170451 | 413,500.00 | 413,500.00 | 413,211.08 | ARM | 4.990 | 13.800 | 7.800 | 3 | 1 | 03/01/06 | PURCHASE | 7.800 | Full |
| 5170576 | 84,750.00 | 84,750.00 | 84,701.24 | ARM | 5.990 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.750 | Full |
| 5170741 | 69,600.00 | 69,600.00 | 69,568.88 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | PURCHASE | 9.950 | Full |
| 5170774 | 270,000.00 | 269,827.83 | 269,827.83 | ARM | 5.750 | 14.250 | 8.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.250 | Full |
| 5170865 | 339,472.00 | 339,472.00 | 339,141.02 | ARM | 4.250 | 12.850 | 6.850 | 1 | 1 | 03/01/05 | PURCHASE | 6.850 | Full |
| 5170956 | 54,500.00 | 54,500.00 | 54,473.18 | ARM | 5.990 | 15.500 | 9.500 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 9.500 | Full |
| 5171137 | 145,000.00 | 145,000.00 | 144,902.51 | ARM | 4.990 | 13.990 | 7.990 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 7.990 | Full |
| 5171244 | 195,000.00 | 195,000.00 | 194,918.23 | ARM | 6.250 | 16.250 | 10.250 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.250 | Full |
| 5171478 | 42,900.00 | 42,900.00 | 42,848.77 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Full |
| 5171665 | 81,600.00 | 81,600.00 | 81,572.14 | ARM | 6.250 | 17.200 | 11.200 | 1 | 1 | 03/01/05 | PURCHASE | 11.200 | Full |
| 5171681 | 92,650.00 | 92,612.78 | 92,612.78 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 | 03/01/05 | PURCHASE | 10.450 | Full |
| 5171715 | 96,720.00 | 96,720.00 | 96,698.37 | ARM | 6.750 | 19.100 | 13.100 | 1 | 1 | 03/01/05 | PURCHASE | 13.100 | Full |
| 5171798 | 75,920.00 | 75,920.00 | 75,888.83 | ARM | 6.250 | 16.350 | 10.350 | 1 | 1 | 03/01/05 | PURCHASE | 10.350 | Full |
| 5171806 | 74,787.00 | 74,787.00 | 74,752.47 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 | 03/01/05 | PURCHASE | 9.800 | Full |
| 5171814 | 270,000.00 | 270,000.00 | 269,893.85 | ARM | 5.750 | 16.550 | 10.550 | 1 | 1 | 03/01/05 | PURCHASE | 10.550 | Full |
| 5171848 | 193,162.00 | 193,162.00 | 193,029.73 | FXD | 0.000 | 7.800 | 0.000 | 0 | 0 | | PURCHASE | 7.800 | Stated |
| 5104482 | 52,800.00 | 52,800.00 | 52,779.24 | FXD | 0.000 | 10.550 | 0.000 | 0 | 0 | | REFI-CASHOUT | 10.550 | Full |
| 5171889 | 167,400.00 | 167,400.00 | 167,260.05 | FXD | 0.000 | 6.900 | 0.000 | 0 | 0 | | REFI-CASHOUT | 6.900 | Full |
| 5172002 | 156,000.00 | 156,000.00 | 155,881.29 | ARM | 5.990 | 13.375 | 7.375 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 7.375 | Full |
| 5172036 | 53,550.00 | 53,550.00 | 53,524.21 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.600 | Full |
| 5172176 | 430,000.00 | 430,000.00 | 429,728.60 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 | | REFI-CASHOUT | 8.300 | Stated |
| 5172192 | 93,600.00 | 93,540.31 | 93,540.31 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 | 03/01/05 | PURCHASE | 8.250 | Stated |
| 5172242 | 202,000.00 | 202,000.00 | 201,883.78 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 8.750 | Full |
| 5172267 | 68,000.00 | 68,000.00 | 67,980.10 | ARM | 6.750 | 17.900 | 11.900 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 11.900 | Full |
| 5172341 | 238,000.00 | 238,000.00 | 237,893.58 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 9.950 | Full |
| 5172515 | 88,100.00 | 88,015.53 | 88,015.53 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 6.750 | Stated |
| 5172549 | 290,500.00 | 290,500.00 | 290,327.19 | ARM | 4.990 | 14.450 | 8.450 | 1 | 1 | 03/01/05 | REFI-NO CASHOUT | 8.450 | Stated |
| 5172713 | 244,000.00 | 244,000.00 | 243,789.92 | ARM | 5.990 | 12.750 | 6.750 | 1 | 1 | 03/01/05 | PURCHASE | 6.750 | Full |
| 5172929 | 17,400.00 | 17,364.34 | 17,364.34 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | | PURCHASE | 11.750 | Full |
| 5172978 | 28,600.00 | 28,600.00 | 28,534.10 | FXD | 0.000 | 10.500 | 0.000 | 0 | 0 | | PURCHASE | 10.500 | Stated |
| 5173058 | 49,400.00 | 49,400.00 | 49,341.81 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 5173125 | 66,500.00 | 66,500.00 | 66,432.69 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 | | PURCHASE | 11.990 | Full |
| 5173208 | 127,500.00 | 127,500.00 | 127,444.70 | ARM | 5.990 | 16.100 | 10.100 | 1 | 1 | 03/01/05 | REFI-CASHOUT | 10.100 | Full |
| 5173232 | 347,200.00 | 347,200.00 | 346,876.86 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 | 03/01/05 | PURCHASE | 6.350 | Stated |
| 5173240 | 86,800.00 | 86,800.00 | 86,696.38 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | | PURCHASE | 10.750 | Stated |
| 5173265 | 162,880.00 | 162,751.66 | 162,751.66 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 | | PURCHASE | 7.200 | Full |
| 5173273 | 40,720.00 | 40,658.99 | 40,658.99 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | | PURCHASE | 9.990 | Full |

| LOAN NUMBER | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.61 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5164452 | A | 643 | 165,000.00 | 156,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 5164934 | B- | 411 | 77,500.00 | 76,000.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | | | N |
| 5165008 | A | 631 | 475,000.00 | 475,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5165083 | A | 748 | 250,000.00 | 250,000.00 | 2 | 2/28/2003 | 238 | 04/01/03 | Group I | | | N |
| 5165147 | B | 454 | 100,000.00 | 0.00 | 1 | 2/21/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5165196 | B | 575 | 975,000.00 | 975000 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5165402 | A- | 581 | 367,000.00 | 0 | 1 | 2/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5165493 | B | 509 | 104,500.00 | 104405 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5165535 | AA | 657 | 250,000.00 | 240,000.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | | | N |
| 5165600 | A | 661 | 165,000.00 | 161000 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5165674 | B- | 581 | 68,000.00 | 68000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5165832 | A | 669 | 156,000.00 | 155,000.00 | 2 | 2/19/2003 | 239 | 03/01/03 | Group II | | | N |
| 5165840 | B | 507 | 99,000.00 | 0 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5165865 | B- | 528 | 64,000.00 | 59,000.00 | 1 | 2/20/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5166168 | D | 541 | 47,700.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5166418 | AA | 674 | 680,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5166533 | A- | 483 | 125,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5166541 | B- | 0 | 86,400.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5166632 | AA | 708 | 585,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5166715 | A | 668 | 81,000.00 | 78000 | 2 | 2/14/2003 | 179 | 04/01/03 | Group I | | | N |
| 5166764 | A | 694 | 300,000.00 | 274,500.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5166897 | B- | 496 | 277,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5167127 | AA | 650 | 150,000.00 | 145,000.00 | 1 | 2/14/2003 | 359 | 05/01/03 | Group II | | | N |
| 5167135 | A | 606 | 315,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167184 | A- | 487 | 565,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167226 | B- | 565 | 318,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167341 | A | 678 | 220,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5167380 | A | 627 | 480,000.00 | 0 | 1 | 2/20/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5164080 | A | 682 | 420,000.00 | 420000 | 2 | 2/26/2003 | 239 | 03/01/03 | Group I | | | N |
| 5167424 | A- | 537 | 247,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167457 | B- | 508 | 80,000.00 | 80,000.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167473 | A | 618 | 342,000.00 | 341,187.00 | 1 | 2/18/2003 | 358 | 03/01/03 | Group II | | | N |
| 5167481 | A | 608 | 330,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167689 | A | 682 | 205,000.00 | 202,000.00 | 2 | 2/12/2003 | 238 | 04/01/03 | Group I | | | N |
| 5167697 | A | 642 | 68,500.00 | 68,800.00 | 2 | 2/11/2003 | 238 | 03/01/03 | Group II | | | N |
| 5167788 | A | 673 | 132,000.00 | 132,000.00 | 2 | 2/26/2003 | 238 | 04/01/03 | Group II | | | N |
| 5167820 | A | 712 | 330,000.00 | 330000 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 5167853 | A | 642 | 138,000.00 | 128987 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5167945 | A | 638 | 159,000.00 | 159,000.00 | 2 | 2/14/2003 | 179 | 04/01/03 | Group II | | | N |
| 5168183 | A- | 458 | 490,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5168315 | AA | 641 | 303,000.00 | 0 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5168453 | A | 611 | 128,000.00 | 120,000.00 | 2 | 2/26/2003 | 239 | 03/01/03 | Group I | | | N |
| 5168521 | A | 641 | 99,500.00 | 0 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5168653 | A | 638 | 325,000.00 | 325,000.00 | 2 | 2/21/2003 | 180 | 04/01/03 | Group I | | | N |
| 5168745 | A | 622 | 129,000.00 | 123,500.00 | 2 | 2/24/2003 | 238 | 04/01/03 | Group II | | | N |
| 5168877 | A | 727 | 545,000.00 | 545000 | 2 | 2/28/2003 | 239 | 04/01/03 | Group II | | | N |
| 5168901 | B- | 611 | 94,000.00 | 94000 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5168935 | A- | 400 | 565,000.00 | 0 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169024 | B- | 542 | 96,000.00 | 0 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169404 | B- | 528 | 60,000.00 | 56000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169560 | B | 633 | 184,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169602 | A- | 515 | 100,000.00 | 80950 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169610 | A- | 507 | 120,000.00 | 120000 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169677 | A | 629 | 53,000.00 | 50,930.00 | 2 | 2/25/2003 | 239 | 04/01/03 | Group I | | | N |
| 5169735 | A | 646 | 115,000.00 | 114900 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5169750 | B | 641 | 115,000.00 | 115,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169776 | B | 641 | 115,000.00 | 115,000.00 | 2 | 2/18/2003 | 179 | 03/01/03 | Group II | | | N |
| 5169800 | B- | 587 | 65,000.00 | 65,000.00 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5169818 | D | 524 | 75,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5169867 | A | 655 | 93,000.00 | 93,000.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group I | | | N |
| 5169909 | B | 481 | 108,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5169958 | B | 528 | 99,000.00 | 99000 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5169990 | A | 704 | 522,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | | | N |
| 5170014 | B | 575 | 180,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5170188 | AA | 639 | 272,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | | | N |
| 5170212 | A | 697 | 258,500.00 | 258500 | 2 | 2/19/2003 | 239 | 04/01/03 | Group I | | | N |
| 5170220 | B- | 517 | 85,900.00 | 85,900.00 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5170311 | B | 493 | 170,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5170378 | A | 604 | 150,000.00 | 0 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5170436 | AA | 683 | 430,000.00 | 423,000.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | | | N |
| 5170451 | A- | 596 | 461,000.00 | 459,477.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5170576 | B | 518 | 113,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5170741 | A- | 500 | 89,000.00 | 87,000.00 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5170774 | A- | 584 | 300,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5170865 | AA | 648 | 399,000.00 | 357,287.00 | 1 | 2/14/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5170956 | B | 518 | 76,000.00 | 0 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171137 | A | 608 | 165,000.00 | 0.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171244 | B- | 483 | 260,000.00 | 0 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171478 | A | 645 | 225,000.00 | 214,500.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5171665 | B- | 478 | 102,000.00 | 102000 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171681 | B | 511 | 109,000.00 | 109,000.00 | 1 | 2/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5171715 | C | 501 | 121,000.00 | 120900 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171798 | B- | 533 | 98,500.00 | 96500 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171806 | B | 549 | 96,500.00 | 93,987.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171814 | A- | 492 | 303,000.00 | 300000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5171848 | A | 614 | 245,000.00 | 241,453.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5104482 | B | 558 | 66,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | | | N |
| 5171889 | A | 653 | 186,000.00 | 0 | 1 | 2/21/2003 | 358 | 03/01/03 | Group I | | | N |
| 5172002 | B | 607 | 195,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172036 | B | 526 | 63,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172176 | A- | 562 | 620,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | | | N |
| 5172192 | A- | 679 | 121,000.00 | 117,000.00 | 1 | 2/27/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5172242 | A- | 509 | 230,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172267 | C | 509 | 85,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172341 | B | 545 | 350,000.00 | 0.00 | 1 | 2/26/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172515 | AA | 641 | 109,000.00 | 0 | 1 | 2/25/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5172549 | A- | 593 | 350,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172713 | B | 624 | 305,000.00 | 305,000.00 | 1 | 2/24/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5172929 | B- | 603 | 88,000.00 | 87,000.00 | 2 | 2/21/2003 | 179 | 04/01/03 | Group II | | | N |
| 5172978 | A | 715 | 143,000.00 | 143,000.00 | 2 | 2/25/2003 | 179 | 03/01/03 | Group II | | | N |
| 5173058 | A | 719 | 247,000.00 | 247,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group I | | | N |
| 5173125 | A | 607 | 333,000.00 | 332,500.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group I | | | N |
| 5173208 | B | 535 | 150,000.00 | 0.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5173232 | A | 711 | 445,000.00 | 434000 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5173240 | A | 711 | 445,000.00 | 434,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5173265 | A | 684 | 211,000.00 | 203,600.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | | | N |
| 5173273 | A | 684 | 211,000.00 | 203600 | 2 | 2/28/2003 | 239 | 04/01/03 | Group I | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7251
nam.dang@wamu.net

OCM_LBMLT_2003-2_MtgTotal_040303.xls
4/9/2003 3:58 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

Long Beach Mortgage Loan Trust 2003-2
Closing Date: April 4, 2003
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE |
|---|---|---|---|---|---|---|---|---|
| 5173299 | 0074326190 | ARMANDO CORADO | 3511 LYON AVENUE | OAKLAND | CA | 94601 | OWNER-OCC | SFR |
| 5173349 | 0074326240 | LORI A TRANTINA-SEARS | 601 OASIS VALLEY COURT | FAIRFIELD | CA | 94534 | OWNER-OCC | SFR |
| 5173568 | 0074326448 | YOLANDA MARTINEZ | 5843 REGAL PARK DRIVE | FONTANA | CA | 92336 | OWNER-OCC | SFR |
| 5173752 | 0074326653 | SCOTT EIGENHUIS | 212 NORTH 14TH STREET | SAN JOSE | CA | 95112 | OWNER-OCC | SFR |
| 5173760 | 0074326661 | LORI L ROSS | 875 JAMES AVENUE | SOUTH LAKE TAHOE | CA | 96150 | OWNER-OCC | 2-4 UNITS |
| 5173927 | 0074326828 | SAWSON R HADDAD | 17128 POINTE DRIVE | ORLAND PARK | IL | 60467 | OWNER-OCC | SFR |
| 5174230 | 0074327131 | FELIX E FARFAN | 5124 JUDSONVILLE DR | ANTIOCH | CA | 94509 | OWNER-OCC | SFR |
| 5174289 | 0074327180 | LAWANA MACON | 2530 90TH AVENUE | OAKLAND | CA | 94605 | OWNER-OCC | SFR |
| 5174313 | 0074327214 | MALISSIE MORRIS | 1708 ACACIA BUD | AUSTIN | TX | 78733 | OWNER-OCC | PUD |
| 5174719 | 0074327610 | FRANKLIN D REYNOLDS | 140 CR 2234 | MINEOLA | TX | 75773 | OWNER-OCC | SFR |
| 5174735 | 0074327636 | MICHELLE ELLIS | 1967 COUNTY ROAD 723 | FLORENCE | TX | 76527 | OWNER-OCC | MANU/MOBIL |
| 5174850 | 0074327750 | JAMES C MULLEN | 67 MAGPIE LANE | BAILEY | CO | 80421 | OWNER-OCC | SFR |
| 5174958 | 0074327859 | WILLIAM L BARNES II | 28260 FELICIAN ST | ROSEVILLE | MI | 48066 | OWNER-OCC | SFR |
| 5174968 | 0074327867 | DAWN DAVIDSON | 1825 SE 80TH AVENUE | PORTLAND | OR | 97215 | OWNER-OCC | SFR |
| 5174974 | 0074327875 | SHEARIN D POOR | 10549 W 800 N | CULVER | IN | 46511 | OWNER-OCC | MANU/MOBIL |
| 5175098 | 0074327990 | ELIDIA RENTERIA | 45688 INDIAN RIVER ROAD | INDIO | CA | 92201 | OWNER-OCC | SFR |
| 5175104 | 0074328006 | PAMELA FREEMAN | 3111 SHAGBARK | HAZEL CREST | IL | 60429 | OWNER-OCC | SFR |
| 5175153 | 0074328055 | RICKY LOPEZ | 8318 SOUTHWIND DR | WHITTIER | CA | 90601 | OWNER-OCC | SFR |
| 5175528 | 0074328428 | DENNIS K LIEBL | 835 PLACER AVENUE | SOUTH LAKE TAHOE | CA | 96150 | OWNER-OCC | SFR |
| 5175542 | 0074328444 | DENNIS L GARCIA | 3000 PHILLIPS AVE | STEGER | IL | 60475 | OWNER-OCC | SFR |
| 5175606 | 0074328501 | JESUS CUEVAS | 2590 CABRILLO COURT | MERCED | CA | 95348 | OWNER-OCC | SFR |
| 5175674 | 0074328576 | SYLVIA D VASQUEZ | 16264 TWILIGHT CIRCLE | RIVERSIDE | CA | 92503 | OWNER-OCC | SFR |
| 5175718 | 0074328618 | RICHARD A QUINONEZ | 10524 E FLORAL DRIVE | WHITTIER | CA | 90606 | OWNER-OCC | SFR |
| 5175757 | 0074328659 | MARVIN MARTIN | 12341 GEORGIA COURT | VICTORVILLE | CA | 92392 | OWNER-OCC | SFR |
| 5175880 | 0074328774 | ANGELA GRIFFIN | 1224 S KEELER | CHICAGO | IL | 60623 | OWNER-OCC | 2-4 UNITS |
| 5175971 | 0074328899 | DONALD PRICE | 1700 N LOCKWOOD | CHICAGO | IL | 60639 | OWNER-OCC | SFR |
| 5176250 | 0074329176 | JANE M WILSON | 4218 N 81ST STREET | SCOTTSDALE | AZ | 85251 | OWNER-OCC | CONDO |
| 5176334 | 0074329251 | TYRONE WALKER | 6435 S ELLIS AVE | CHICAGO | IL | 60637 | OWNER-OCC | SFR |
| 5176573 | 0074329491 | ARTHUR DEANGELIS | 10610 S 48TH STREET # 1100 | PHOENIX | AZ | 85044 | OWNER-OCC | CONDO |
| 5176664 | 0074329582 | ISMAEL GARCIA | 2835 WHIGHAM COURT | TRACY | CA | 95376 | OWNER-OCC | SFR |
| 5176789 | 0074329707 | LATISHA LEE | 4022 E GROVE STREET | PHOENIX | AZ | 85040 | OWNER-OCC | SFR |
| 5176805 | 0074329723 | JOHN HAMILTON | 2336 WEST PEREZ COURT | VISALIA | CA | 93277 | OWNER-OCC | SFR |
| 5176813 | 0074329731 | NICHOLAS A LOUIS | 219 CEDAR ST | NEWPORT BEACH | CA | 92663 | OWNER-OCC | SFR |
| 5176888 | 0074329806 | EUGENE BARNHART | 7400 NE QUARRY RD | LA CENTER | WA | 98629 | OWNER-OCC | SFR |
| 5176946 | 0074329863 | MARIA V PARRA | 708 DEL SOL COURT | CERES | CA | 95307 | OWNER-OCC | SFR |
| 5177027 | 0074329947 | MARINETTE A GAMBOA | 14 HOWARD AVENUE | VALLEJO | CA | 94590 | OWNER-OCC | SFR |
| 5177043 | 0074329962 | HERBERT E CROCKETT III | 17728 66TH COURT EAST | PUYALLUP | WA | 98375 | OWNER-OCC | SFR |
| 5177126 | 0074330044 | WENDY D STANTON | 716 CALIFORNIA STREET | WATSONVILLE | CA | 95076 | OWNER-OCC | SFR |
| 5177274 | 0074330192 | CHANTELLE BRODY | 2313 SW 82 WAY | NORTH LAUDERDALE | FL | 33068 | OWNER-OCC | PUD |
| 5177282 | 0074330200 | SHERRY L STAHL | 715 28TH ST SOUTHEAST | AUBURN | WA | 98002 | OWNER-OCC | SFR |
| 5177399 | 0074330317 | AYMAN ECHEX | 3065 AUGSBURG COURT | TURLOCK | CA | 95382 | OWNER-OCC | SFR |
| 5177431 | 0074330358 | BRADLEY W BAKER | 1280 ERICKA COURT | VALLEJO | CA | 94591 | OWNER-OCC | SFR |
| 5177506 | 0074330424 | HALE CONCON | 801 E TUOLUMNE ROAD | TURLOCK | CA | 95382 | OWNER-OCC | SFR |
| 5177738 | 0074330655 | RAYMOND BRANCHFLOWER | 18128 HUNTER AVENUE | HAYWARD | CA | 94541 | OWNER-OCC | SFR |
| 5177829 | 0074330747 | JOHN H KOCKOS | 2592 REEVES LANE | LAKEPORT | CA | 95453 | OWNER-OCC | 2-4 UNITS |
| 5177910 | 0074330838 | ERNEST O C JU | 3817 GOLDBAR DRIVE | BAKERSFIELD | CA | 93312 | OWNER-OCC | SFR |
| 5178017 | 0074330937 | BRENDA WHALEY | 14950 HARTLAND STREET | VAN NUYS | CA | 91405 | OWNER-OCC | SFR |
| 5178035 | 0074330945 | CRAIG WARR | 3547 S 4700 WEST | OGDEN | UT | 84401 | OWNER-OCC | SFR |
| 5178348 | 0074331265 | SHALONDA BROWN | 666 E PULASKI | FLINT | MI | 48505 | OWNER-OCC | SFR |
| 5178371 | 0074331289 | VICTOR M GRIMES | 3155 W 68 PLACE | HIALEAH | FL | 33018 | OWNER-OCC | SFR |
| 5178439 | 0074331358 | HENRY FIELDS | 919 MURRAY STREET | NEW BERN | NC | 28560 | NON OWNER | 2-4 UNITS |
| 5178470 | 0074331398 | TERESA A WERNER | 541 1/4 28 1/4 ROAD | GRAND JUNCTION | CO | 81501 | NON OWNER | SFR |
| 5178496 | 0074331414 | ADAM O DALEY | 1969 MICHIGAN | MCBRIDE | MI | 48852 | OWNER-OCC | MANU/MOBIL |
| 5178504 | 0074331422 | KEVIN PRATHER | 381 HIGH VIEW RANCH DR | CEDAR CREEK | TX | 78612 | OWNER-OCC | MANU/MOBIL |
| 5178581 | 0074331489 | RUSSELL WHITE | 1512 W MESA PARK DRIVE | ROUND ROCK | TX | 78664 | OWNER-OCC | SFR |
| 5178660 | 0074331588 | ERIC K KING | N8162 ERIC AVENUE | ONALASKA | WI | 54650 | OWNER-OCC | SFR |
| 5178694 | 0074331612 | DAVID C CASTRO | 16737 E RENWICK ROAD | AZUSA | CA | 91702 | OWNER-OCC | SFR |
| 5178801 | 0074331729 | KAREN Y FITTS | 9642 PRITMORE ROAD EAST | JACKSONVILLE | FL | 32257 | OWNER-OCC | SFR |
| 5178835 | 0074331752 | TAMMY L RICHARDS | 12347 78TH ROAD N | WEST PALM BEACH | FL | 33412 | OWNER-OCC | SFR |
| 5179056 | 0074331978 | PAVEL GORBACH | 8870 W JEWELL AVENUE UNIT 7 | LAKEWOOD | CO | 80232 | OWNER-OCC | CONDO |
| 5179106 | 0074332024 | STEVEN D GRAPES | 280 VENUS ROAD | BLACKHAWK | CO | 80403 | OWNER-OCC | SFR |
| 5179338 | 0074332255 | DARRIUS E WHITLEY | 120 QUATERHORSE CIRCLE | RENO | NV | 89506 | OWNER-OCC | PUD |
| 5179378 | 0074332297 | EMILIO R ELIAS | 2836-2838 CHESAPEAKE AVENUE | LOS ANGELES | CA | 90016 | OWNER-OCC | 2-4 UNITS |
| 5179460 | 0074332388 | VALARIE J MALLARD | 6 TWIN OAKS PLACE | JACKSON | TN | 38305 | OWNER-OCC | SFR |
| 5179728 | 0074332644 | DONNA A STOFAN | 10883 NW 30TH PLACE, UNIT 494 | SUNRISE | FL | 33322 | OWNER-OCC | CONDO |
| 5179809 | 0074332719 | WAYNE RODRIGUEZ | 7801 W SHALIMAR STREET | MIRAMAR | FL | 33023 | OWNER-OCC | SFR |
| 5179874 | 0074332784 | KYLE R BRIDEGROOM | 6550 W LAKEWINDS BLVD | KNOX | IN | 46534 | OWNER-OCC | SFR |
| 5180070 | 0074332982 | VANESSA WIEGHAUS | 27915 MAZAGON #128 | MISSION VIEJO | CA | 92692 | OWNER-OCC | CONDO |
| 5180112 | 0074333022 | VICENTE GUTIERREZ | 609-611 W 58TH PLACE | LOS ANGELES | CA | 90044 | OWNER-OCC | 2-4 UNITS |
| 5180480 | 0074333188 | LEONEL LEMUS | 1303 BAGELY WAY | SAN JOSE | CA | 95122 | OWNER-OCC | SFR |
| 5180688 | 0074333600 | STEPHANIE ALLEN | 478 W WILLOW STREET | WILLOWS | CA | 95988 | OWNER-OCC | SFR |
| 5181011 | 0074333858 | JOSE R LERMA | 3209 DEER COURT | BRANDON | FL | 33511 | OWNER-OCC | CONDO |
| 5181164 | 0074334087 | CRISTETA C DIZON | 1768 NOBLE LANE | TURLOCK | CA | 95380 | OWNER-OCC | SFR |
| 5181243 | 0074334166 | JOHN D EDWARDS | 6301 LAKESHORE DRIVE | DALLAS | TX | 75214 | OWNER-OCC | SFR |
| 5181284 | 0074334220 | DEMETRIUS RICHARDSON | 905 RICHMOND STREET | BIRMINGHAM | AL | 35224 | NON OWNER | SFR |
| 5181292 | 0074334238 | VINCENT BROWN | 960 NW 52ND STREET | MIAMI | FL | 33127 | NON OWNER | 2-4 UNITS |
| 5181318 | 0074334251 | JESSE E JORDAN | 300 KIRK LANE | WEST TAWAKONI | TX | 75474 | OWNER-OCC | SFR |
| 5181367 | 0074334301 | CAROL M POWERS | 17510 24TH AVE SE | BOTHELL | WA | 98012 | OWNER-OCC | SFR |
| 5181391 | 0074334335 | JERRY O GIBBS | 4304 NW HAYES ROAD | WOODLAND | WA | 98674 | OWNER-OCC | SFR |
| 5181708 | 0074334624 | ANGEL ARITA | 179 WEST CURTIS AVENUE | PASADENA | TX | 77502 | OWNER-OCC | SFR |
| 5181854 | 0074334772 | ALEJANDRO R CONTRERAS | 153 THIRD STREET | GILROY | CA | 95020 | OWNER-OCC | SFR |
| 5181953 | 0074334871 | HERNAN R MEDINA | 2808 HILLERY DR | MODESTO | CA | 95351 | OWNER-OCC | SFR |
| 5182118 | 0074335035 | JAMES WARD | 508 CRAIGMONT | BIG SPRING | TX | 79720 | OWNER-OCC | SFR |
| 5182365 | 0074335282 | RAMIRO CASTILLO | 828 4TH AVENUE | SAN BRUNO | CA | 94066 | OWNER-OCC | SFR |
| 5182448 | 0074335365 | DEBBIE BROOKS | 645 MCKINLEY AVENUE | POCATELLO | ID | 83201 | OWNER-OCC | SFR |
| 5182605 | 0074335522 | TEENA MARA | 26834 N ELLEN STREET | WAUCANDA | IL | 60084 | OWNER-OCC | SFR |
| 5182688 | 0074335605 | EVERARDO GONZALEZ | 12062 JACALENE LANE | GARDEN GROVE | CA | 92840 | OWNER-OCC | SFR |
| 5182761 | 0074335688 | DENNIS KOONS JR | 334 BELL AVENUE | BRIDGE CITY | TX | 77611 | OWNER-OCC | SFR |
| 5182785 | 0074335712 | CHARLES RICE | 407 COLLEGE STREET | VANCEBORO | NC | 28586 | OWNER-OCC | SFR |
| 5182852 | 0074335779 | JOHNKEVIA TYSONS | 809 811 A B BANCROFT | GREENVILLE | NC | 27834 | NON OWNER | PUD |
| 5182860 | 0074335787 | JOHNKEVIA TYSONS | 805 807 A B BANCROFT | GREENVILLE | NC | 27834 | NON OWNER | PUD |
| 5183447 | 0074336346 | OTELIA VELASQUEZ | 9833 MARBLE CREEK LOOP | AUSTIN | TX | 78747 | OWNER-OCC | PUD |
| 5183728 | 0074336629 | JOSEPH KAYNE | 314 WHIPPOORWILL DRIVE | GRANBURY | TX | 76048 | NON OWNER | MANU/MOBIL |
| 5183744 | 0074336645 | SANDRA HUYO | 33063 WASHINGTON STREET | LAKE ELSINORE | CA | 92530 | OWNER-OCC | MANU/MOBIL |
| 5183926 | 0074336827 | RUSSELL E RAWLINGS | 1820 CHINOOK CT | ROBERTSVILLE | MO | 63072 | OWNER-OCC | SFR |
| 5184080 | 0074336983 | GERALD E WOLF | 1854 N FOOTHILL DRIVE | PARAGONAH | UT | 84760 | OWNER-OCC | MANU/MOBIL |
| 5184411 | 0074337338 | DIANNE E GILMORE | 18110 PEYTON HIGHWAY | PEYTON | CO | 80831 | OWNER-OCC | SFR |
| 5184536 | 0074337348 | WAYNE WIEDERSTEIN | 510 ELLA STREET | MCKEES ROCKS | PA | 15136 | OWNER-OCC | SFR |
| 5184734 | 0074337544 | GARY SWEAT | 1427 DIDEMAN AVENUE | DALLAS | TX | 75203 | OWNER-OCC | SFR |
| 5185458 | 0074338195 | MONIKA TAKAPU | 432 INVERNESS DRIVE | PACIFICA | CA | 94044 | OWNER-OCC | SFR |
| 5185491 | 0074338229 | JAVIER M TRELLES | 475 ISHI GOTO STREET | STOCKTON | CA | 95206 | OWNER-OCC | SFR |
| 5185715 | 0074338435 | JEFFREY A SCHNURR | 2962 SUSSEX GARDEN LANE | AUSTIN | TX | 78748 | OWNER-OCC | PUD |
| 5185764 | 0074338484 | RANDAL S MAZER | 1420 MANHATAS TRAIL | ALGONQUIN | IL | 60102 | OWNER-OCC | SFR |
| 5186135 | 0074338757 | C D SPEARMAN | 1230 WILDWIND LANE | VALLEJO | CA | 94590 | OWNER-OCC | SFR |
| 5186503 | 0074339425 | BRUCE M COLLEMACINE | 321 HIGATE DRIVE | DALY CITY | CA | 94015 | OWNER-OCC | SFR |
| 5186937 | 0074339458 | LOU MORGAN | 1239 ST. LAWRENCE AVENUE | SOUNDVIEW | NY | 10472 | OWNER-OCC | 2-4 UNITS |
| 5187083 | 0074339573 | KEVIN J CASTANEDA | 9105 68TH ST W | UNIVERSITY PLACE | WA | 98467 | OWNER-OCC | SFR |

| LOAN NUMBER | ORIGINAL TERM | ORIG LTV | COMB LTV | 8.267 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,587.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5173299 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 700.51 | 69,000.00 | 68,917.81 | 68,917.81 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5173349 | 240 | 15.00 | 95.00 | 11.75 | 04/01/03 | 03/01/23 | 601.48 | 55,500.00 | 55,500.00 | 55,441.86 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5173568 | 360 | 80.00 | 80.00 | 8.95 | 04/01/03 | 03/01/33 | 1,747.76 | 200,000.00 | 200,000.00 | 199,910.57 | ARM | 5.990 | 15.950 | 8.950 | 1 | 1 |
| 5173752 | 240 | 25.00 | 100.00 | 8.99 | 04/01/03 | 03/01/23 | 640.34 | 88,400.00 | 88,312.44 | 88,312.44 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 |
| 5173760 | 360 | 38.92 | 38.92 | 11.25 | 04/01/03 | 03/01/33 | 699.31 | 72,000.00 | 72,000.00 | 71,975.69 | ARM | 6.750 | 17.250 | 11.250 | 1 | 1 |
| 5173927 | 360 | 80.00 | 80.00 | 9.95 | 04/01/03 | 03/01/33 | 5,283.83 | 604,640.00 | 604,640.00 | 604,369.64 | FXD | 0.000 | 9.950 | 0.000 | 0 | 0 |
| 5174230 | 240 | 15.00 | 95.00 | 10.75 | 04/01/03 | 03/01/23 | 714.16 | 70,344.00 | 70,344.00 | 70,260.01 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5174289 | 240 | 20.00 | 100.00 | 11.25 | 04/01/03 | 03/01/23 | 524.83 | 50,000.00 | 49,944.12 | 49,944.12 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5174313 | 360 | 77.50 | 77.50 | 9.30 | 05/01/03 | 04/01/33 | 4,610.77 | 558,000.00 | 558,000.00 | 558,000.00 | ARM | 4.990 | 15.300 | 9.300 | 1 | 1 |
| 5174719 | 240 | 20.00 | 100.00 | 8.99 | 04/01/03 | 03/01/23 | 250.73 | 26,000.00 | 25,965.71 | 25,965.71 | FXD | 0.000 | 8.990 | 0.000 | 0 | 0 |
| 5174735 | 360 | 80.00 | 80.00 | 10.85 | 04/01/03 | 03/01/33 | 828.95 | 88,000.00 | 87,967.58 | 87,967.58 | ARM | 6.250 | 16.850 | 10.850 | 1 | 1 |
| 5174850 | 360 | 90.00 | 90.00 | 6.75 | 04/01/03 | 03/01/33 | 1,371.78 | 211,500.00 | 211,500.00 | 211,317.91 | ARM | 4.250 | 12.750 | 6.750 | 1 | 1 |
| 5174958 | 360 | 79.15 | 79.15 | 11.20 | 04/01/03 | 03/01/33 | 811.71 | 83,900.00 | 83,900.00 | 83,871.36 | ARM | 6.750 | 17.200 | 11.200 | 1 | 1 |
| 5174968 | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 433.24 | 42,000.00 | 42,000.00 | 41,951.41 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5174974 | 360 | 85.00 | 85.00 | 9.95 | 04/01/03 | 03/01/33 | 446.43 | 51,085.00 | 51,085.00 | 51,062.15 | ARM | 5.990 | 15.950 | 9.950 | 1 | 1 |
| 5175098 | 360 | 90.00 | 90.00 | 6.25 | 04/01/03 | 03/01/33 | 1,019.83 | 165,600.00 | 165,600.00 | 165,442.87 | ARM | 4.250 | 12.250 | 6.250 | 1 | 1 |
| 5175104 | 360 | 85.00 | 85.00 | 8.30 | 04/01/03 | 03/01/33 | 866.12 | 114,750.00 | 114,750.00 | 114,677.57 | ARM | 6.880 | 14.300 | 8.300 | 1 | 1 |
| 5175153 | 360 | 80.00 | 80.00 | 6.70 | 04/01/03 | 03/01/33 | 2,323.01 | 360,000.00 | 360,000.00 | 359,686.99 | FXD | 0.000 | 6.700 | 0.000 | 0 | 0 |
| 5175528 | 360 | 90.00 | 90.00 | 7.15 | 04/01/03 | 03/01/33 | 1,458.88 | 216,000.00 | 216,000.00 | 215,828.12 | FXD | 0.000 | 7.150 | 0.000 | 0 | 0 |
| 5175542 | 360 | 85.00 | 85.00 | 9.85 | 04/01/03 | 03/01/33 | 1,002.78 | 114,750.00 | 114,698.69 | 114,698.69 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 |
| 5175606 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 401.02 | 39,500.00 | 39,500.00 | 39,452.83 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5175674 | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 453.87 | 44,000.00 | 44,000.00 | 43,949.16 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5175718 | 360 | 79.07 | 79.07 | 9.20 | 04/01/03 | 03/01/33 | 1,670.86 | 204,000.00 | 203,893.12 | 203,893.12 | ARM | 6.750 | 15.200 | 9.200 | 1 | 1 |
| 5175757 | 360 | 83.84 | 83.84 | 7.20 | 04/01/03 | 03/01/33 | 836.61 | 123,250.00 | 123,152.89 | 123,152.89 | FXD | 0.000 | 7.200 | 0.000 | 0 | 0 |
| 5175880 | 360 | 90.00 | 90.00 | 10.05 | 04/01/03 | 03/01/33 | 1,705.28 | 193,500.00 | 193,500.00 | 193,415.30 | ARM | 6.750 | 16.050 | 10.050 | 1 | 1 |
| 5175971 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 318.79 | 31,400.00 | 31,400.00 | 31,362.50 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5176250 | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 183.07 | 19,300.00 | 19,300.00 | 19,273.74 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5176334 | 360 | 75.00 | 75.00 | 10.15 | 04/01/03 | 03/01/33 | 1,066.42 | 120,000.00 | 120,000.00 | 119,948.58 | ARM | 6.750 | 16.150 | 10.150 | 1 | 1 |
| 5176573 | 180 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/18 | 180.10 | 17,000.00 | 16,958.03 | 16,958.03 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5176664 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 736.25 | 72,520.00 | 72,433.41 | 72,433.41 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5176789 | 360 | 85.00 | 85.00 | 8.30 | 04/01/03 | 03/01/33 | 779.51 | 103,275.00 | 103,209.24 | 103,209.24 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 |
| 5176805 | 360 | 80.00 | 80.00 | 9.70 | 04/01/03 | 03/01/33 | 684.39 | 80,000.00 | 80,000.00 | 79,962.28 | ARM | 6.750 | 15.700 | 9.700 | 1 | 1 |
| 5176813 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 100,000.00 | 99,880.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5176888 | 180 | 85.00 | 85.00 | 6.20 | 05/01/03 | 04/01/18 | 2,070.52 | 242,250.00 | 242,250.00 | 242,250.00 | FXD | 0.000 | 6.200 | 0.000 | 0 | 0 |
| 5176946 | 360 | 31.92 | 31.92 | 8.75 | 04/01/03 | 03/01/33 | 590.03 | 75,000.00 | 75,000.00 | 74,956.85 | ARM | 5.750 | 14.750 | 8.750 | 1 | 1 |
| 5177027 | 240 | 20.00 | 100.00 | 11.99 | 04/01/03 | 03/01/23 | 658.04 | 59,800.00 | 59,800.00 | 59,739.48 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 |
| 5177043 | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 355.60 | 37,490.00 | 37,439.01 | 37,439.01 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5177126 | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 849.57 | 82,400.00 | 82,400.00 | 82,304.66 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5177274 | 360 | 84.55 | 84.54 | 8.70 | 04/01/03 | 03/01/33 | 728.32 | 93,000.00 | 93,000.00 | 92,945.93 | ARM | 5.990 | 14.700 | 8.700 | 1 | 1 |
| 5177282 | 360 | 55.00 | 55.00 | 8.90 | 04/01/03 | 03/01/33 | 723.66 | 90,750.00 | 90,750.00 | 90,699.39 | ARM | 5.750 | 14.900 | 8.900 | 1 | 1 |
| 5177399 | 180 | 57.37 | 57.37 | 6.25 | 04/01/03 | 03/01/18 | 934.60 | 109,000.00 | 108,967.71 | 108,967.71 | FXD | 0.000 | 6.250 | 0.000 | 0 | 0 |
| 5177431 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 771.80 | 75,998.00 | 75,907.26 | 75,907.26 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5177506 | 360 | 75.00 | 75.00 | 10.25 | 04/01/03 | 03/01/33 | 1,915.42 | 213,750.00 | 213,750.00 | 213,660.36 | ARM | 5.990 | 16.250 | 10.250 | 1 | 1 |
| 5177738 | 360 | 75.00 | 75.00 | 9.85 | 04/01/03 | 03/01/33 | 2,078.32 | 243,750.00 | 243,633.84 | 243,633.84 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 |
| 5177829 | 360 | 80.00 | 80.00 | 8.70 | 04/01/03 | 03/01/33 | 4,228.93 | 540,000.00 | 540,000.00 | 539,686.08 | ARM | 4.990 | 14.700 | 8.700 | 1 | 1 |
| 5177910 | 360 | 80.00 | 80.00 | 8.25 | 04/01/03 | 03/01/33 | 882.93 | 117,525.00 | 117,525.00 | 117,450.05 | ARM | 6.750 | 14.250 | 8.250 | 1 | 1 |
| 5178017 | 180 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/18 | 605.32 | 54,000.00 | 54,000.00 | 53,878.43 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5178035 | 360 | 66.67 | 66.67 | 8.99 | 04/01/03 | 03/01/33 | 803.91 | 100,000.00 | 99,945.26 | 99,945.26 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 |
| 5178348 | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 371.43 | 39,950.00 | 39,931.22 | 39,931.22 | ARM | 5.750 | 16.700 | 10.700 | 1 | 1 |
| 5178371 | 360 | 85.00 | 85.00 | 8.30 | 04/01/03 | 03/01/33 | 1,032.83 | 136,850.00 | 136,850.00 | 136,763.63 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 |
| 5178439 | 360 | 80.00 | 80.00 | 8.55 | 04/01/03 | 03/01/33 | 444.84 | 57,600.00 | 57,600.00 | 57,565.46 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 |
| 5178470 | 360 | 70.00 | 70.00 | 9.70 | 04/01/03 | 03/01/33 | 1,664.78 | 194,600.00 | 194,600.00 | 194,508.24 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 |
| 5178496 | 360 | 78.75 | 78.75 | 9.40 | 04/01/03 | 03/01/33 | 525.16 | 63,000.00 | 63,000.00 | 62,968.35 | ARM | 5.750 | 15.400 | 9.400 | 1 | 1 |
| 5178504 | 360 | 75.00 | 75.00 | 10.90 | 04/01/03 | 03/01/33 | 821.10 | 87,500.00 | 87,484.48 | 87,484.48 | ARM | 6.250 | 16.900 | 10.900 | 1 | 1 |
| 5178581 | 360 | 80.00 | 80.00 | 9.20 | 04/01/03 | 03/01/33 | 720.77 | 88,000.00 | 87,943.30 | 87,943.30 | ARM | 4.990 | 14.200 | 9.200 | 1 | 1 |
| 5178660 | 360 | 85.00 | 85.00 | 10.90 | 04/01/03 | 03/01/33 | 1,190.56 | 126,650.00 | 126,650.00 | 126,603.84 | ARM | 5.990 | 16.900 | 10.900 | 1 | 1 |
| 5178694 | 360 | 51.09 | 51.09 | 10.90 | 04/01/03 | 03/01/33 | 1,110.12 | 117,500.00 | 117,500.00 | 117,457.17 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 |
| 5178801 | 360 | 80.00 | 80.00 | 10.99 | 04/01/03 | 03/01/33 | 1,042.82 | 109,600.00 | 109,600.00 | 109,560.83 | ARM | 6.750 | 16.990 | 10.990 | 1 | 1 |
| 5178835 | 360 | 77.49 | 77.49 | 9.99 | 04/01/03 | 03/01/33 | 2,384.99 | 272,000.00 | 271,879.41 | 271,879.41 | ARM | 5.750 | 15.990 | 9.990 | 1 | 1 |
| 5179056 | 360 | 79.38 | 79.38 | 8.85 | 04/01/03 | 03/01/33 | 794.62 | 99,200.00 | 99,200.00 | 99,145.25 | ARM | 6.750 | 14.850 | 8.850 | 1 | 1 |
| 5179106 | 360 | 85.00 | 85.00 | 9.25 | 04/01/03 | 03/01/33 | 1,706.23 | 207,400.00 | 207,292.48 | 207,292.48 | ARM | 4.990 | 15.250 | 9.250 | 1 | 1 |
| 5179338 | 360 | 78.54 | 78.54 | 11.50 | 04/01/03 | 03/01/33 | 1,870.68 | 189,000.00 | 189,000.00 | 188,939.40 | ARM | 6.750 | 17.500 | 11.500 | 1 | 1 |
| 5179378 | 240 | 15.00 | 95.00 | 10.75 | 04/01/03 | 03/01/23 | 418.79 | 41,250.00 | 41,200.74 | 41,200.74 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5179460 | 180 | 20.00 | 100.00 | 8.25 | 04/01/03 | 03/01/18 | 164.93 | 17,000.00 | 16,951.95 | 16,951.95 | FXD | 0.000 | 8.250 | 0.000 | 0 | 0 |
| 5179728 | 360 | 85.00 | 85.00 | 10.60 | 04/01/03 | 03/01/33 | 862.23 | 93,500.00 | 93,463.64 | 93,463.64 | ARM | 5.990 | 16.600 | 10.600 | 1 | 1 |
| 5179809 | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 238.42 | 22,000.00 | 21,977.00 | 21,977.00 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5179874 | 360 | 85.00 | 85.00 | 9.90 | 05/01/03 | 04/01/33 | 931.98 | 107,100.00 | 107,100.00 | 107,100.00 | ARM | 5.750 | 15.900 | 9.900 | 1 | 1 |
| 5180070 | 240 | 20.00 | 100.00 | 10.99 | 04/01/03 | 03/01/23 | 495.13 | 48,000.00 | 48,000.00 | 47,944.47 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5180112 | 360 | 80.00 | 80.00 | 7.35 | 04/01/03 | 03/01/33 | 1,063.78 | 154,400.00 | 154,400.00 | 154,281.82 | FXD | 0.000 | 7.350 | 0.000 | 0 | 0 |
| 5180480 | 360 | 80.00 | 80.00 | 7.20 | 04/01/03 | 03/01/33 | 2,373.05 | 349,600.00 | 349,600.00 | 349,324.55 | ARM | 4.990 | 13.200 | 7.200 | 1 | 1 |
| 5180688 | 360 | 80.00 | 80.00 | 11.50 | 04/01/03 | 03/01/33 | 673.40 | 68,000.00 | 67,978.27 | 67,978.27 | FXD | 0.000 | 11.500 | 0.000 | 0 | 0 |
| 5181011 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 186.30 | 18,380.00 | 18,360.44 | 18,360.44 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5181164 | 360 | 85.00 | 85.00 | 10.69 | 04/01/03 | 03/01/33 | 1,728.67 | 195,500.00 | 195,415.18 | 195,415.18 | ARM | 5.990 | 16.690 | 10.690 | 1 | 1 |
| 5181243 | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 300.89 | 31,200.00 | 31,200.00 | 31,158.65 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5181284 | 360 | 75.00 | 75.00 | 11.30 | 04/01/03 | 03/01/33 | 416.84 | 42,750.00 | 42,750.00 | 42,735.72 | ARM | 6.750 | 17.300 | 11.300 | 1 | 1 |
| 5181292 | 360 | 80.00 | 80.00 | 8.60 | 05/01/03 | 04/01/33 | 900.18 | 116,000.00 | 116,000.00 | 116,000.00 | ARM | 4.990 | 14.600 | 8.600 | 1 | 1 |
| 5181318 | 360 | 75.00 | 75.00 | 13.30 | 04/01/03 | 03/01/33 | 423.64 | 37,500.00 | 37,500.00 | 37,491.99 | ARM | 6.750 | 19.300 | 13.300 | 1 | 1 |
| 5181367 | 360 | 85.00 | 85.00 | 8.70 | 04/01/03 | 03/01/33 | 1,630.88 | 208,250.00 | 208,250.00 | 208,128.93 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 |
| 5181391 | 360 | 85.00 | 85.00 | 8.70 | 04/01/03 | 03/01/33 | 1,364.61 | 174,250.00 | 174,250.00 | 174,148.70 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 |
| 5181708 | 360 | 80.00 | 80.00 | 8.10 | 04/01/03 | 03/01/33 | 367.42 | 49,600.00 | 49,567.38 | 49,567.38 | ARM | 4.990 | 14.100 | 8.100 | 1 | 1 |
| 5181854 | 240 | 20.00 | 100.00 | 10.25 | 04/01/03 | 03/01/23 | 785.32 | 80,000.00 | 80,000.00 | 79,898.01 | FXD | 0.000 | 10.250 | 0.000 | 0 | 0 |
| 5181953 | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 294.05 | 31,000.00 | 31,000.00 | 30,957.63 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5182118 | 360 | 85.00 | 85.00 | 11.80 | 04/01/03 | 03/01/33 | 911.18 | 89,250.00 | 89,250.00 | 89,223.88 | ARM | 6.250 | 17.800 | 11.800 | 1 | 1 |
| 5182365 | 360 | 90.00 | 90.00 | 7.30 | 04/01/03 | 03/01/33 | 2,591.46 | 378,000.00 | 377,708.04 | 377,708.04 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 |
| 5182448 | 360 | 80.00 | 80.00 | 9.35 | 04/01/03 | 03/01/33 | 239.03 | 28,800.00 | 28,800.00 | 28,785.37 | ARM | 4.990 | 15.350 | 9.350 | 1 | 1 |
| 5182605 | 360 | 80.00 | 80.00 | 8.35 | 04/01/03 | 03/01/33 | 697.65 | 92,000.00 | 91,884.64 | 91,842.52 | FXD | 0.000 | 8.350 | 0.000 | 0 | 0 |
| 5182688 | 240 | 20.00 | 100.00 | 11.75 | 04/01/03 | 03/01/23 | 671.90 | 62,000.00 | 61,935.18 | 61,935.18 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5182761 | 360 | 85.00 | 85.00 | 9.70 | 04/01/03 | 03/01/33 | 618.09 | 72,250.00 | 72,215.93 | 72,215.93 | ARM | 5.750 | 15.700 | 9.700 | 1 | 1 |
| 5182785 | 360 | 80.00 | 80.00 | 10.45 | 04/01/03 | 03/01/33 | 510.17 | 56,000.00 | 55,977.50 | 55,977.50 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 5182852 | 360 | 80.00 | 80.00 | 8.65 | 04/01/03 | 03/01/33 | 349.29 | 44,800.00 | 44,800.00 | 44,773.68 | ARM | 4.990 | 14.650 | 8.650 | 1 | 1 |
| 5182860 | 360 | 80.00 | 80.00 | 8.65 | 04/01/03 | 03/01/33 | 349.29 | 44,800.00 | 44,800.00 | 44,773.68 | ARM | 4.990 | 14.650 | 8.650 | 1 | 1 |
| 5183447 | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 259.61 | 26,920.00 | 26,884.50 | 26,884.50 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5183728 | 360 | 80.00 | 80.00 | 10.25 | 04/01/03 | 03/01/33 | 344.11 | 38,400.00 | 38,383.89 | 38,383.89 | ARM | 6.750 | 16.250 | 10.250 | 1 | 1 |
| 5183744 | 360 | 75.00 | 75.00 | 8.85 | 04/01/03 | 03/01/33 | 1,101.48 | 138,750.00 | 138,750.00 | 138,671.80 | ARM | 6.250 | 14.850 | 8.850 | 1 | 1 |
| 5183926 | 360 | 75.00 | 75.00 | 11.05 | 04/01/03 | 03/01/33 | 609.52 | 63,750.00 | 63,750.00 | 63,727.51 | ARM | 6.250 | 17.050 | 11.050 | 1 | 1 |
| 5184080 | 360 | 77.71 | 77.71 | 8.85 | 04/01/03 | 03/01/33 | 662.83 | 84,500.00 | 84,462.11 | 84,462.11 | ARM | 5.990 | 14.850 | 8.850 | 1 | 1 |
| 5184411 | 360 | 80.00 | 80.00 | 9.60 | 04/01/03 | 03/01/33 | 1,628.47 | 192,000.00 | 192,000.00 | 191,907.53 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 |
| 5184536 | 360 | 85.00 | 85.00 | 10.45 | 04/01/03 | 03/01/33 | 820.82 | 90,100.00 | 90,100.00 | 90,063.80 | ARM | 5.990 | 16.450 | 10.450 | 1 | 1 |
| 5184734 | 180 | 80.00 | 80.00 | 10.75 | 04/01/03 | 03/01/18 | 520.12 | 46,400.00 | 46,400.00 | 46,295.55 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5185458 | 360 | 55.13 | 55.13 | 7.10 | 04/01/03 | 03/01/33 | 1,444.87 | 215,000.00 | 215,000.00 | 214,827.21 | FXD | 0.000 | 7.100 | 0.000 | 0 | 0 |
| 5185491 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 422.34 | 41,600.00 | 41,600.00 | 41,550.33 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5185715 | 240 | 20.00 | 100.00 | 9.99 | 04/01/03 | 03/01/23 | 424.32 | 44,000.00 | 44,000.00 | 43,941.88 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5185764 | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 337.48 | 35,580.00 | 35,531.60 | 35,531.60 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5186135 | 360 | 90.00 | 90.00 | 8.10 | 04/01/03 | 03/01/33 | 4,705.23 | 635,200.00 | 634,782.37 | 634,782.37 | ARM | 4.990 | 14.100 | 8.100 | 1 | 1 |
| 5186503 | 240 | 20.00 | 100.00 | 9.75 | 04/01/03 | 03/01/23 | 995.95 | 105,000.00 | 104,857.18 | 104,857.18 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5186937 | 360 | 85.00 | 85.00 | 10.30 | 04/01/03 | 03/01/33 | 2,676.97 | 297,500.00 | 297,500.00 | 297,376.57 | ARM | 5.990 | 16.300 | 10.300 | 1 | 1 |
| 5187083 | 240 | 20.00 | 100.00 | 10.75 | 04/01/03 | 03/01/23 | 253.81 | 25,000.00 | 24,920.15 | 24,920.15 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |

| LOAN NUMBER | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.61 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5173299 | | PURCHASE | 10.750 | Stated | A | 719 | 345,000.00 | 345000 | 2 | 2/25/2003 | 239 | 04/01/03 | Group II | | | N |
| 5173349 | | PURCHASE | 11.750 | Stated | A | 635 | 370,000.00 | 370,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5173568 | 03/01/05 | REFI-CASH OUT | 8.950 | Full | B | 488 | 250,000.00 | 0.00 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5173752 | | PURCHASE | 8.990 | Full | A | 675 | 360,000.00 | 337000 | 2 | 2/28/2003 | 239 | 04/01/03 | Group I | | | N |
| 5173760 | 03/01/05 | REFI-NO CASHOUT | 11.250 | Full | D | 528 | 185,000.00 | 0 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5173927 | | PURCHASE | 9.950 | Full | C | 563 | 760,000.00 | 755,840.00 | 1 | 2/20/2003 | 359 | 03/01/03 | Group II | | | N |
| 5174230 | | PURCHASE | 10.750 | Stated | A | 682 | 470,000.00 | 468,965.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5174289 | | PURCHASE | 11.250 | Full | A | 635 | 250,000.00 | 250,000.00 | 2 | 2/21/2003 | 239 | 04/01/03 | Group II | | | N |
| 5174313 | 04/01/05 | PURCHASE | 9.300 | Full | A- | 589 | 720,000.00 | 720000 | 1 | 3/10/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5174719 | | PURCHASE | 8.990 | Full | A | 641 | 130,000.00 | 130,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5174735 | 03/01/05 | PURCHASE | 10.850 | Full | B- | 530 | 110,000.00 | 110,000.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5174850 | 03/01/05 | REFI-CASHOUT | 6.750 | Stated | AA | 647 | 235,000.00 | 0 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5174958 | 03/01/05 | REFI-NO CASHOUT | 11.200 | Full | C | 510 | 106,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5174968 | | PURCHASE | 10.990 | Stated | A | 673 | 220,000.00 | 210000 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5174974 | 03/01/05 | PURCHASE | 9.950 | Full | B | 510 | 60,100.00 | 60,100.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5175098 | 03/01/05 | REFI-CASHOUT | 6.250 | Full | AA | 649 | 184,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5175104 | 03/01/05 | PURCHASE | 8.300 | Full | B | 550 | 143,000.00 | 135,000.00 | 1 | 2/20/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5175153 | | REFI-CASHOUT | 6.700 | Full | A | 652 | 450,000.00 | 0 | 1 | 2/21/2003 | 359 | 03/01/03 | Group I | | | N |
| 5175528 | | REFI-CASHOUT | 7.150 | Stated | AA | 707 | 240,000.00 | 0.00 | 1 | 2/24/2003 | 358 | 03/01/03 | Group II | | | N |
| 5175542 | 03/01/05 | REFI-CASHOUT | 9.850 | Full | B | 518 | 135,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5175606 | | PURCHASE | 10.750 | Stated | A- | 693 | 198,000.00 | 197,500.00 | 2 | 2/20/2003 | 239 | 03/01/03 | Group I | | | N |
| 5175674 | | PURCHASE | 10.990 | Full | A | 626 | 220,000.00 | 220,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5175718 | 03/01/05 | REFI-NO CASHOUT | 9.200 | Full | B | 512 | 258,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5175757 | | REFI-CASHOUT | 7.200 | Stated | AA | 656 | 147,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | | | N |
| 5175880 | 03/01/05 | PURCHASE | 10.050 | Full | A- | 510 | 215,000.00 | 215000 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5175971 | | PURCHASE | 10.750 | Stated | A | 645 | 157,000.00 | 157000 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5176250 | | PURCHASE | 9.750 | Full | A | 790 | 96,500.00 | 96,500.00 | 2 | 2/24/2003 | 238 | 03/01/03 | Group I | | | N |
| 5176334 | 03/01/05 | REFI-CASHOUT | 10.150 | Full | C | 548 | 160,000.00 | 0.00 | 1 | 2/25/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5176573 | | PURCHASE | 9.750 | Full | A | 679 | 92,000.00 | 85000 | 2 | 2/25/2003 | 179 | 04/01/03 | Group II | | | N |
| 5176664 | | PURCHASE | 10.750 | Stated | A- | 690 | 363,000.00 | 362600 | 2 | 2/20/2003 | 239 | 04/01/03 | Group II | | | N |
| 5176789 | | REFI-CASHOUT | 8.300 | Full | B | 618 | 121,500.00 | 0.00 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | | | N |
| 5176805 | 03/01/05 | PURCHASE | 9.700 | Full | A- | 612 | 100,000.00 | 101000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5176813 | | PURCHASE | 10.750 | Stated | A | 705 | 540,000.00 | 500000 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5176888 | | REFI-CASH OUT | 6.200 | Stated | AA | 647 | 285,000.00 | 0.00 | 1 | 3/13/2003 | 180 | 04/01/03 | Group I | | | N |
| 5176946 | 03/01/05 | REFI-CASHOUT | 8.750 | Full | A- | 622 | 235,000.00 | 0 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5177027 | | PURCHASE | 11.990 | Full | A | 600 | 303,000.00 | 299,000.00 | 2 | 2/24/2003 | 238 | 03/01/03 | Group I | | | N |
| 5177043 | | PURCHASE | 9.750 | Full | A | 689 | 188,000.00 | 187450 | 2 | 2/27/2003 | 238 | 04/01/03 | Group II | | | N |
| 5177126 | | PURCHASE | 10.990 | Stated | A | 672 | 420,000.00 | 412000 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5177274 | 03/01/05 | REFI-CASHOUT | 8.700 | Full | B | 618 | 110,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5177282 | 03/01/05 | REFI-CASHOUT | 8.900 | Full | B | 514 | 165,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5177399 | | REFI-NO CASHOUT | 6.250 | Stated | AA | 684 | 190,000.00 | 0.00 | 1 | 2/25/2003 | 179 | 04/01/03 | Group II | | | N |
| 5177431 | | PURCHASE | 10.750 | Stated | A | 778 | 380,000.00 | 379,990.00 | 2 | 2/25/2003 | 239 | 04/01/03 | Group II | | | N |
| 5177506 | 03/01/05 | REFI-CASHOUT | 10.250 | Stated | B | 603 | 285,000.00 | 0 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5177738 | 03/01/05 | PURCHASE | 9.850 | Stated | B | 533 | 330,000.00 | 325,000.00 | 1 | 2/25/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5177829 | 03/01/05 | PURCHASE | 8.700 | Full | A- | 584 | 675,000.00 | 675000 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5177910 | 03/01/05 | PURCHASE | 8.250 | Stated | A | 645 | 147,000.00 | 146,907.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178017 | | PURCHASE | 10.750 | Stated | A | 670 | 275,000.00 | 270,000.00 | 2 | 2/28/2003 | 179 | 03/01/03 | Group II | | | N |
| 5178035 | 03/01/05 | PURCHASE | 8.990 | Full | A- | 603 | 182,000.00 | 150000 | 1 | 2/18/2003 | 359 | 04/01/03 | Group I | LIBOR | 6 | N |
| 5178348 | 03/01/05 | PURCHASE | 10.700 | Full | A- | 578 | 47,000.00 | 47000 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5178371 | 03/01/05 | REFI-CASHOUT | 8.300 | Full | B | 567 | 161,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178439 | 03/01/05 | REFI-CASHOUT | 8.550 | Full | B | 634 | 72,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178470 | 03/01/05 | REFI-CASHOUT | 9.700 | Stated | A- | 547 | 278,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178496 | 03/01/05 | REFI-CASHOUT | 9.400 | Full | A- | 549 | 80,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178504 | 03/01/05 | REFI-NO CASHOUT | 10.900 | Full | B- | 524 | 130,800.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5178581 | 03/01/05 | REFI-CASHOUT | 9.200 | Full | A | 628 | 110,000.00 | 0 | 1 | 2/28/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5178660 | 03/01/05 | PURCHASE | 10.900 | Full | B | 601 | 149,000.00 | 149,000.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178694 | 03/01/05 | REFI-NO CASHOUT | 10.900 | Full | D | 593 | 230,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178801 | 03/01/05 | REFI-NO CASHOUT | 10.990 | Full | C | 519 | 137,000.00 | 0.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5178835 | 03/01/05 | REFI-CASHOUT | 9.990 | Full | A- | 499 | 351,000.00 | 0 | 1 | 2/25/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5179056 | 03/01/05 | REFI-CASHOUT | 8.850 | Stated | A- | 550 | 125,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5179106 | 03/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 519 | 244,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5179338 | 03/01/05 | REFI-CASHOUT | 11.500 | Full | C | 508 | 280,000.00 | 0 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5179378 | | PURCHASE | 10.750 | Stated | A | 729 | 275,000.00 | 275,000.00 | 2 | 2/25/2003 | 239 | 04/01/03 | Group II | | | N |
| 5179460 | | PURCHASE | 8.250 | Full | A | 698 | 87,000.00 | 85000 | 2 | 2/20/2003 | 179 | 04/01/03 | Group II | | | N |
| 5179728 | 03/01/05 | REFI-CASHOUT | 10.600 | Full | B | 603 | 110,000.00 | 0 | 1 | 2/24/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5179809 | | PURCHASE | 11.750 | Stated | A | 649 | 111,000.00 | 110000 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5179874 | 04/01/05 | PURCHASE | 9.900 | Full | A- | 623 | 126,000.00 | 126000 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5180070 | | PURCHASE | 10.990 | Stated | A | 667 | 240,000.00 | 240000 | 2 | 2/14/2003 | 239 | 03/01/03 | Group II | | | N |
| 5180112 | | REFI-CASHOUT | 7.350 | Stated | AA | 674 | 193,000.00 | 0.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | | | N |
| 5180480 | 03/01/05 | PURCHASE | 7.200 | Stated | A | 678 | 437,000.00 | 437,000.00 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5180688 | | REFI-CASHOUT | 11.500 | Full | B- | 518 | 85,000.00 | 0.00 | 1 | 2/26/2003 | 358 | 04/01/03 | Group II | | | N |
| 5181011 | | PURCHASE | 10.750 | Full | A | 649 | 92,000.00 | 91,900.00 | 2 | 2/25/2003 | 239 | 04/01/03 | Group I | | | N |
| 5181164 | 03/01/05 | REFI-CASHOUT | 10.690 | Full | B | 528 | 230,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5181243 | | PURCHASE | 9.990 | Stated | A | 671 | 180,000.00 | 156,000.00 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5181284 | 03/01/05 | PURCHASE | 11.300 | Full | B- | 517 | 57,000.00 | 57,000.00 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5181292 | 04/01/05 | PURCHASE | 8.600 | Full | A | 615 | 145,000.00 | 145,000.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5181318 | 03/01/05 | PURCHASE | 13.300 | Full | C | 527 | 52,000.00 | 50000 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5181367 | 03/01/05 | REFI-NO CASHOUT | 8.700 | Full | A- | 497 | 245,000.00 | 0.00 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5181391 | 03/01/05 | REFI-CASHOUT | 8.700 | Full | A- | 589 | 205,000.00 | 0.00 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5181708 | 03/01/05 | PURCHASE | 8.100 | Stated | A | 698 | 65,000.00 | 62000 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5181854 | | PURCHASE | 10.250 | Stated | A | 703 | 400,000.00 | 400000 | 2 | 2/25/2003 | 239 | 03/01/03 | Group II | | | N |
| 5181953 | | PURCHASE | 9.750 | Full | A | 723 | 166,000.00 | 155,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 5182118 | 03/01/05 | PURCHASE | 11.800 | Full | B- | 475 | 105,000.00 | 105000 | 1 | 2/21/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5182365 | | PURCHASE | 7.300 | Stated | AA | 652 | 420,000.00 | 420,000.00 | 1 | 2/25/2003 | 358 | 04/01/03 | Group II | | | N |
| 5182448 | 03/01/05 | PURCHASE | 9.350 | Stated | A | 606 | 38,000.00 | 36000 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5182605 | | PURCHASE | 8.350 | Stated | A | 665 | 120,000.00 | 115000 | 1 | 2/27/2003 | 358 | 05/01/03 | Group II | | | N |
| 5182688 | | PURCHASE | 11.750 | Stated | A | 652 | 310,000.00 | 310,000.00 | 2 | 2/28/2003 | 238 | 04/01/03 | Group I | | | N |
| 5182761 | 03/01/05 | PURCHASE | 9.700 | Full | A- | 652 | 85,700.00 | 85,000.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5182785 | 03/01/05 | PURCHASE | 10.450 | Full | B | 578 | 70,000.00 | 70000 | 1 | 2/24/2003 | 358 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5182852 | 03/01/05 | PURCHASE | 8.650 | Full | A | 604 | 56,000.00 | 56000 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5182860 | 03/01/05 | PURCHASE | 8.650 | Full | A | 604 | 56,000.00 | 56000 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5183447 | | PURCHASE | 9.990 | Stated | A | 641 | 150,000.00 | 134600 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5183728 | 03/01/05 | REFI-CASHOUT | 10.250 | Full | A- | 578 | 48,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5183744 | 03/01/05 | PURCHASE | 8.850 | Full | B | 558 | 185,000.00 | 185,000.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5183926 | 03/01/05 | PURCHASE | 11.050 | Full | B- | 510 | 87,000.00 | 85,000.00 | 1 | 2/28/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5184080 | 03/01/05 | REFI-NO CASHOUT | 8.850 | Full | B | 639 | 43,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5184411 | 03/01/05 | PURCHASE | 9.600 | Full | B | 522 | 248,000.00 | 240,000.00 | 1 | 2/27/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5184536 | 03/01/05 | PURCHASE | 10.450 | Limited | B | 500 | 108,000.00 | 106000 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5184734 | | REFI-CASHOUT | 10.750 | Full | A- | 528 | 58,000.00 | 0.00 | 1 | 3/5/2003 | 179 | 03/01/03 | Group I | | | N |
| 5185458 | | REFI-CASHOUT | 7.100 | Stated | A | 638 | 390,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5185491 | | PURCHASE | 10.750 | Full | A | 653 | 208,000.00 | 208000 | 2 | 2/21/2003 | 239 | 03/01/03 | Group II | | | N |
| 5185715 | | PURCHASE | 9.990 | Stated | A | 679 | 225,000.00 | 220000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5185764 | | PURCHASE | 9.750 | Stated | A | 681 | 179,000.00 | 177,900.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5186135 | 03/01/05 | PURCHASE | 8.100 | Full | A | 630 | 710,000.00 | 706819 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5186503 | | PURCHASE | 9.750 | Full | A | 732 | 525,000.00 | 525,000.00 | 2 | 3/3/2003 | 239 | 04/01/03 | Group I | | | N |
| 5186937 | 03/01/05 | PURCHASE | 10.300 | Full | B- | 633 | 350,000.00 | 350,000.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5187083 | | PURCHASE | 10.750 | Full | A | 649 | 130,000.00 | 125000 | 2 | 2/26/2003 | 239 | 04/01/03 | Group I | | | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)541-4378 x.7381
nam.dang@wamu.net

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

**Long Beach Mortgage**
Specialty Home Loans
Washington Mutual

| 5041 LOAN NUMBER | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 5167133 | 0074338623 | NORMAN T FLESCH | 4052 JUNIATA ST | ST LOUIS | MO | 63118 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5167240 | 0074338730 | CARL RIDDICK | 1320 FULTON AVENUE SW | BIRMINGHAM | AL | 35211 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5167257 | 0074339748 | JOEY LEE | 11825 LARIMORE RD | ST LOUIS | MO | 63138 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5167356 | 0074339839 | TENA LEE | 4607 MCKNIGHT DRIVE | ODESSA | TX | 79762 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5167364 | 0074339847 | ISMAEL OLIVARES | 13712 ILLINOIS STREET | WESMINSTER | CA | 92683 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5167638 | 0074340118 | CARMEN BROWN | 208 MADDY LANE | NORTH LAUDERDALE | FL | 33068 | OWNER-OCC | PUD | 360 | 82.76 | 82.76 |
| 5167648 | 0074340178 | JO ANN MCGUIRE | 3012 ISLEWOOD D | DEERFIELD BEACH | FL | 33442 | OWNER-OCC | CONDO | 180 | 80.00 | 80.00 |
| 5167810 | 0074340282 | WILLIAM R HOGUE | 171 COUNTY ROAD 1279 | VINEMONT | AL | 35179 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5167919 | 0074340381 | JOSE FERNANDEZ | 427 E KIMBALL LN | DRAPER | UT | 84020 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5168008 | 0074340477 | JOSE FERNANDEZ | 442 E KIMBALL LN | DRAPER | UT | 84020 | OWNER-OCC | SFR | 240 | 19.46 | 99.46 |
| 5168057 | 0074340522 | GUIDO DROIRA | 225 N 34TH STREET | SAN JOSE | CA | 95116 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5168287 | 0074340781 | RALPH BURDEN | 310 CARLA ANN DRIVE | PIKEVILLE | NC | 27863 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5168974 | 0074341447 | MARIA G RICHARDSON | 26873 CLAUDETTE ST #110 | SANTA CLARITA | CA | 91351 | OWNER-OCC | CONDO | 240 | 10.00 | 90.00 |
| 5185301 | 0074342007 | DONALD A MARSHALL | 1299 VIA LUCAS | SAN LORENZO | CA | 94580 | 2ND HOME | SFR | 360 | 47.62 | 47.62 |
| 5186044 | 0074342064 | DIANA M LELES | 151 MOUNTAIN VIEW AVENUE | VALLEJO | CA | 94590 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 5189518 | 0074342288 | LUIS A RODRIGUEZ | 676 MORGAN COURT | MERCED | CA | 95340 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 5189741 | 0074342510 | MICHAEL STUHLMAN JR | 627 BENTON STREET | VALLEY PARK | MO | 63088 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5189808 | 0074342577 | JAMES DESROSIER | 2121 VALE RD 124 | SAN PABLO | CA | 94806 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 5190079 | 0074342841 | LUCILLE V CASIAS | 4284 E 131ST PLACE | THORNTON | CO | 80241 | OWNER-OCC | PUD | 360 | 88.40 | 88.40 |
| 5190840 | 0074343419 | JENNIFER LACKMANN | 16572 CAROB CT | DELHI | CA | 95315 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5191226 | 0074343897 | GARY WARREN | 8520 DUNSMERE DRIVE | AUSTIN | TX | 78749 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5191374 | 0074344136 | RANDY ROY | 9255 DOHENY ROAD | WEST HOLLYWOOD | CA | 90069 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 |
| 5191782 | 0074344458 | AIDA I LISSI | 8101 E 36TH AVENUE | ANCHORAGE | AK | 99504 | NON OWNER | 2-4 UNITS | 360 | 80.00 | 80.00 |
| 5192168 | 0074344821 | IRIS RIJOS | 2308 N MAPLEWOOD AVE | CHICAGO | IL | 60647 | OWNER-OCC | SFR | 360 | 29.13 | 29.13 |
| 5192190 | 0074344854 | WAYNE E KISS | 2555 NONA ST | FRANKLIN PARK | IL | 60131 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5192380 | 0074345042 | ROBERT W BELL | 4078 LONDON LANE | COLORADO SPRINGS | CO | 80916 | OWNER-OCC | SFR | 240 | 20.00 | 97.78 |
| 5192588 | 0074345240 | OMOBOLA ADEOYE | 13218 CREEKVIEW PARK DRIVE | HOUSTON | TX | 77082 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5192661 | 0074345323 | DAVID JONES | 1610-A ATLANTIC AVENUE | BROOKLYN | NY | 11213 | OWNER-OCC | 2-4 UNITS | 360 | 85.00 | 85.00 |
| 5192752 | 0074345414 | CHANCY LEWIS III | 1404 MANFORD HILL | AUSTIN | TX | 78753 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5192869 | 0074345521 | DARCY LARSEN | 1177 N 300 EAST | LEHI | UT | 84043 | OWNER-OCC | SFR | 360 | 65.00 | 65.00 |
| 5192950 | 0074345612 | ELFEGA PEREZ | 1961 CACTUS STREET | TRACY | CA | 95376 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5193164 | 0074345820 | CHARLOTTE LE BEL | 2010 N RUSSELL AVENUE | MINNEAPOLIS | MN | 55411 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5193206 | 0074345869 | JANET L KING | 484 N ELBERT STREET | ELIZABETH | CO | 80107 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5193288 | 0074345943 | KEVIN L TANOYE | 819 37TH STREET | EVANS | CO | 80620 | OWNER-OCC | SFR | 360 | 84.94 | 84.94 |
| 5193438 | 0074346099 | CATHERINE R BLEVINS | 187 S EUREKA AVENUE | COLUMBUS | OH | 43204 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5193481 | 0074346123 | ELSA R MORENO | 805 HORACE AVENUE NORTH | THIEF RIVER FALLS | MN | 56701 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5193636 | 0074346297 | RICHARD PADILLA | 2491 REDWING LANE | OXNARD | CA | 93035 | OWNER-OCC | SFR | 360 | 64.97 | 64.97 |
| 5080064 | 0074346701 | RICHARD ROEDING | 1601 WEWATTA ST #807 | DENVER | CO | 80202 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 |
| 5193994 | 0074346784 | KIM MARTINEZ | 6640 BRIDGE RD SE | YELM | WA | 98597 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 5194183 | 0074346917 | ANGEL NAVARRO | 2422 LANCASHIRE LANE | KISSIMMEE | FL | 34743 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 5194733 | 0074347477 | TERRY L OLSON | 17824 E PURDUE PLACE | AURORA | CO | 80013 | OWNER-OCC | SFR | 360 | 83.78 | 83.78 |
| 5194881 | 0074347678 | SALVADOR VILLAGRANA | 7436 S CATAWBA WAY | AURORA | CO | 80016 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5194899 | 0074347634 | KAREN R GUTHRIE | 2602 CASCADE CT | ROWLETT | TX | 75088 | OWNER-OCC | SFR | 180 | 20.00 | 100.00 |
| 5194980 | 0074347725 | THOMAS M CALAHAN | 205 SPRUCE STREET | BAKERSFIELD | CA | 93304 | OWNER-OCC | SFR | 360 | 62.96 | 62.96 |
| 5195052 | 0074347780 | MICHAEL R SIMPSON | 3647 E PARK AVENUE | PHOENIX | AZ | 85044 | OWNER-OCC | PUD | 360 | 74.00 | 74.00 |
| 5195460 | 0074348202 | LINDA M HAUS | 813 EAST 51ST STREET | TACOMA | WA | 98404 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5195680 | 0074348428 | DEAN MORMINO | 8 N 138 SYLVIA | ST CHARLES | IL | 60175 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5195821 | 0074348558 | PHILIP WIGGINS | 1484 W BRADFORD ROAD | BRECKENRIDGE | MI | 48615 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5196051 | 0074349689 | JOSHUA WHEELER | 667 W BULLDOG COURT | MURRAY | UT | 84123 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5197223 | 0074349845 | KHALID GHIASSY | 8513 LITTLE RIVER TURNPIKE | ANNANDALE | VA | 22003 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5197413 | 0074350133 | EDLIN C ORTIZ | 1099 MANOR DRIVE 25D | PALM SPRINGS | FL | 33460 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5197570 | 0074350299 | ADA MORAN | 8109 NW 70 AVENUE | TAMARAC | FL | 33321 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 5197652 | 0074350372 | LEROY DURAN JR | 227 LEY DRIVE | LASALLE | CO | 80645 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5197660 | 0074350380 | RUFINO SUAREZ | 4688 BISCAYNE DRIVE | LAKE WORTH | FL | 33463 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5197843 | 0074350562 | QUENTIN BENOIT | 3290 DOGWOOD LANE | BEAUMONT | TX | 77703 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5198618 | 0074351339 | SHERICE CLAY | 1817 W 77TH STREET | LOS ANGELES | CA | 90047 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 5198767 | 0074351487 | STEPHEN ADDERLY | 311 NW 12 AVENUE | DELRAY BEACH | FL | 33444 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5198898 | 0074351778 | BENJAMIN BENNETT | 13537 ANDY STREET | CERRITOS | CA | 90703 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5199351 | 0074352088 | DONELL LITTLE | 601 S OSBORN | KANKAKEE | IL | 60901 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5199484 | 0074352212 | DONNELL LITTLE | 420 S GREENWOOD | KANKAKEE | IL | 60901 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 5200324 | 0074353046 | ANTHONY J MANTHE | 25117 43RD AVE SOUTH | KENT | WA | 98032 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5200829 | 0074353533 | FRANCISCO J OCHOA | 1065 JOHN STREET | SALINAS | CA | 93905 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5200840 | 0074353574 | CRUZ L ACOSTA | 387 COPPER WOOD DRIVE | NEW BRAUNFELS | TX | 78130 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 5200878 | 0074353582 | CHARLES O WILKINSON SR | 14951 PATTON AVENUE | SAN LEANDRO | CA | 94578 | OWNER-OCC | SFR | 360 | 34.21 | 34.21 |
| 5201033 | 0074353749 | ROSEANNA M ROBINSON | 1103 CAMPBELL STREET | RICHMOND | CA | 94804 | OWNER-OCC | SFR | 360 | 70.00 | 70.00 |
| 5201041 | 0074353756 | MARIA L CRISOSTOMO | 3517 CROWNRIDGE DR. | FAIRFIELD | CA | 94533 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5201058 | 0074353764 | MARIA L CRISOSTOMO | 3517 CROWNRIDGE DR. | FAIRFIELD | CA | 94533 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5201249 | 0074353954 | OANH H VO | 7070 NOOKFIELD DRIVE | LAS VEGAS | NV | 89147 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5201581 | 0074354275 | JANE L EASTERBROOK | 34401 CAMINO EL MOLINO | DANA POINT | CA | 92624 | OWNER-OCC | SFR | 360 | 50.00 | 50.00 |
| 5201710 | 0074354424 | KENNETH LAY | 112 GRIZZELL RIDGE ROAD | SHARPS CHAPEL | TN | 37866 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5201942 | 0074354655 | DEMARIO T GERMAN | 1370 SUELLEN DRIVE | TRACY | CA | 95376 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5202312 | 0074355025 | MELISSA PERRY | 12703 WESTLEIGH DR | HOUSTON | TX | 77077 | OWNER-OCC | PUD | 360 | 85.00 | 85.00 |
| 5202668 | 0074355383 | ROBERT P WILSON | 7835 ROLLING ACRES TRAIL | FAIR OAKS RANCH | TX | 78015 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5202700 | 0074355405 | LISA CODESPOT | 644 WILLSHIRE AVENUE SW | CONCORD | NC | 28027 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5203211 | 0074355918 | MARTHA E PATTERSON | 1217 33RD STREET NORTH | BIRMINGHAM | AL | 35234 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |
| 5203252 | 0074355959 | CHRISTOPHER D SCOTT | 708 E YESO DRIVE | HOBBS | NM | 88240 | OWNER-OCC | SFR | 360 | 84.55 | 84.55 |
| 5203478 | 0074356171 | ALFREDO LOPEZ | 8634 DERBY DRIVE | RIVERSIDE | CA | 92509 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5204282 | 0074357038 | CHRYSTAL LEMONS | 21410 TIMBER RIDGE DRIVE | MAGNOLIA | TX | 77355 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5204425 | 0074357161 | MARCO A MORENO | 13318 CAMINITO CIERA #142 | SAN DIEGO | CA | 92129 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 |
| 5205703 | 0074358425 | DIANE J BLUBAUGH | 203 NE 2ND STREET | MELCHER | IA | 50163 | OWNER-OCC | SFR | 360 | 75.00 | 75.00 |
| 5205878 | 0074358698 | RANDALL O PERRY | 627 RED SKY DRIVE | ST CHARLES | IL | 60175 | OWNER-OCC | PUD | 240 | 15.00 | 94.88 |
| 5206398 | 0074358100 | ANGELA LENZINI HANFORD | 16217 N 20TH LANE | PHOENIX | AZ | 85023 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5206453 | 0074359187 | CEDRICK YOUNG | 807 HOLLOW TRAIL COURT | ROUND ROCK | TX | 78664 | OWNER-OCC | PUD | 360 | 80.00 | 80.00 |
| 5207279 | 0074359985 | RICHARD D BENDT | 2032 PRAIRIE OWL ROAD | PARKER | CO | 80138 | OWNER-OCC | MANUMOBIL | 360 | 84.65 | 84.65 |
| 5207444 | 0074360157 | EXA ST SURIN | 3610 NW 21ST ST #407 BLDG #4 | LAUDERDALE LAKES | FL | 33311 | NON OWNER | CONDO | 360 | 80.00 | 80.00 |
| 5207956 | 0074360652 | W T HOLCOMB | 2982 SHANNON STREET | MEMPHIS | TN | 38108 | NON OWNER | SFR | 360 | 75.00 | 75.00 |
| 5208285 | 0074360983 | HERNAN D MUNOZ | 1521 W FAIRWAY ROAD | PEMBROKE PINES | FL | 33026 | OWNER-OCC | PUD | 180 | 20.00 | 100.00 |
| 5208483 | 0074361189 | STEPHEN P MARINE | 4330 SHERIDAN AVENUE | LOVELAND | CO | 80538 | OWNER-OCC | SFR | 240 | 15.00 | 95.00 |
| 5208830 | 0074361536 | LORI E GRANT | 15550 SIMLA HIGHWAY | RAMAH | CO | 80832 | OWNER-OCC | MANUMOBIL | 360 | 80.00 | 80.00 |
| 5041728 | 0074361544 | CYNTHIA ALLEN | 140 W CHAMBERLAIN AVENUE | EL CAJON | CA | 92020 | OWNER-OCC | SFR | 360 | 90.00 | 90.00 |
| 5209069 | 0074361783 | GLENN GUNTER | 2480 N 750 WEST | OGDEN | UT | 84414 | OWNER-OCC | SFR | 360 | 78.21 | 78.21 |
| 5210505 | 0074362277 | JOHN M WALKER | 420 N J STREET | LAKE WORTH | FL | 33460 | NON OWNER | SFR | 360 | 70.00 | 70.00 |
| 5210634 | 0074363326 | ADOLFO RODRIGUEZ | 1737 GENE ROAD | CERES | CA | 95307 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5210752 | 0074363474 | JUAN M VERAR-MEDINA | 1175 LISA LN | SANTA CRUZ | CA | 95062 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5212568 | 0074365123 | GALEANA RAMIRO | 6090 NORWOOD AVENUE | RIVERSIDE | CA | 92505 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5212980 | 0074365511 | JOSE LAZARO | 9501 WALL STREET | LOS ANGELES | CA | 90003 | OWNER-OCC | 2-4 UNITS | 240 | 20.00 | 100.00 |
| 5213095 | 0074365626 | ARNOLD G SANDERS | 56 MCGINNIS LANE | BRUSH CREEK | TN | 38547 | OWNER-OCC | MANUMOBIL | 360 | 85.00 | 85.00 |
| 5213188 | 0074365719 | MIGUEL A TREJO | 1882 STANISLAUS DR | LOS BANOS | CA | 93635 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5214135 | 0074366873 | SANDRA L BOESE | 6577 LA PLATA PEAK DRIVE | COLORADO SPRINGS | CO | 80922 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 |
| 5214531 | 0074367277 | LYDIA HAMBLIN | 808 MARSH CREEK DR | SACRAMENTO | CA | 95838 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5214564 | 0074367301 | MARK D FREDEKIND | 4715 PARACHUTE CIRCLE | LOVELAND | CO | 80538 | OWNER-OCC | PUD | 360 | 60.00 | 60.00 |
| 5215843 | 0074368584 | DETRIC DEE | 1333 E SHERIDAN STREET | KANKAKEE | IL | 60901 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 |
| 5216058 | 0074368770 | DETRIC DEE | 1333 E SHERIDAN STREET | KANKAKEE | IL | 60901 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5216528 | 0074369224 | ADRIAN LEYVA | 1583 RUBY DR | PERRIS | CA | 92571 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 |
| 5221247 | 0074373960 | RAFAEL MEJIA | 1663 W GREENLEAF AVENUE N | ANAHEIM | CA | 92804 | OWNER-OCC | CONDO | 360 | 80.00 | 80.00 |
| 5221270 | 0074373994 | RAFAEL MEJIA | 1663 W GREENLEAF AVENUE N | ANAHEIM | CA | 92804 | OWNER-OCC | CONDO | 240 | 20.00 | 100.00 |
| 5090063 | 0074374210 | OSCAR GARZA | 300 N WHITEWING | LA JOYA | TX | 78560 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 |

| 5041 LOAN NUMBER | 8.767 CURRENT INT RATE | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I | 227,853,520.25 ORIG LOAN AMOUNT | 226,895,597.98 PRINCIPAL BALANCE | 226,370,950.24 SCHEDULED BALANCE | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5167133 | 11.45 | 05/01/03 | 04/01/33 | 577.09 | 58,500.00 | 58,500.00 | 58,500.00 | ARM | 8.750 | 17.450 | 11.450 | 1 | 1 |
| 5167240 | 11.45 | 04/01/03 | 03/01/33 | 552.43 | 56,000.00 | 56,000.00 | 55,981.90 | ARM | 8.250 | 17.450 | 11.450 | 1 | 1 |
| 5167257 | 11.40 | 04/01/03 | 03/01/33 | 508.52 | 51,850.00 | 51,850.00 | 51,833.08 | ARM | 5.990 | 17.400 | 11.400 | 1 | 1 |
| 5167356 | 11.75 | 04/01/03 | 03/01/33 | 347.24 | 34,400.00 | 34,400.00 | 34,389.59 | ARM | 6.250 | 17.750 | 11.750 | 1 | 1 |
| 5167364 | 10.75 | 04/01/03 | 03/01/23 | 649.75 | 64,000.00 | 64,000.00 | 63,923.58 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5167638 | 9.95 | 04/01/03 | 03/01/33 | 1,048.66 | 120,000.00 | 119,946.34 | 119,946.34 | ARM | 5.750 | 15.950 | 9.950 | 1 | 1 |
| 5167648 | 8.30 | 04/01/03 | 03/01/18 | 420.38 | 43,700.00 | 43,078.44 | 43,078.44 | FXD | 0.000 | 8.300 | 0.000 | 0 | 0 |
| 5167810 | 9.25 | 04/01/03 | 03/01/33 | 1,645.38 | 200,000.00 | 200,000.00 | 199,896.31 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 |
| 5167919 | 7.05 | 04/01/03 | 03/01/33 | 2,749.55 | 411,200.00 | 411,200.00 | 410,866.25 | ARM | 8.750 | 13.050 | 7.050 | 1 | 1 |
| 5168008 | 10.75 | 04/01/03 | 03/01/23 | 1,015.23 | 100,000.00 | 100,000.00 | 99,880.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5168057 | 10.75 | 04/01/03 | 03/01/23 | 812.19 | 80,000.00 | 79,904.48 | 79,904.48 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5168287 | 10.70 | 04/01/03 | 03/01/33 | 790.27 | 85,000.00 | 85,000.00 | 84,967.65 | ARM | 5.990 | 16.700 | 10.700 | 1 | 1 |
| 5168974 | 12.25 | 05/01/03 | 04/01/23 | 221.48 | 19,800.00 | 19,800.00 | 19,800.00 | FXD | 0.000 | 12.250 | 0.000 | 0 | 0 |
| 5185301 | 9.25 | 04/01/03 | 03/01/33 | 1,645.38 | 200,000.00 | 200,000.00 | 199,896.31 | ARM | 5.750 | 15.250 | 9.250 | 1 | 1 |
| 5186044 | 8.15 | 04/01/03 | 03/01/33 | 1,562.93 | 210,000.00 | 210,000.00 | 209,863.15 | ARM | 4.990 | 14.150 | 8.150 | 1 | 1 |
| 5189518 | 11.30 | 04/01/03 | 03/01/33 | 1,023.82 | 105,000.00 | 104,964.93 | 104,964.93 | ARM | 8.250 | 17.300 | 11.300 | 1 | 1 |
| 5189741 | 9.85 | 04/01/03 | 03/01/33 | 557.10 | 63,750.00 | 63,750.00 | 63,721.49 | ARM | 8.250 | 15.850 | 9.850 | 1 | 1 |
| 5189808 | 10.99 | 04/01/03 | 03/01/23 | 441.49 | 42,800.00 | 42,800.00 | 42,750.49 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5190079 | 7.30 | 04/01/03 | 03/01/33 | 1,624.12 | 236,800.00 | 236,800.00 | 236,717.02 | FXD | 0.000 | 7.300 | 0.000 | 0 | 0 |
| 5190840 | 10.99 | 04/01/03 | 03/01/23 | 338.34 | 32,800.00 | 32,800.00 | 32,762.05 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5191226 | 9.99 | 05/01/03 | 04/01/23 | 460.97 | 47,800.00 | 47,800.00 | 47,800.00 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5191374 | 6.65 | 04/01/03 | 03/01/33 | 2,922.22 | 455,200.00 | 455,200.00 | 454,800.35 | ARM | 4.750 | 12.650 | 6.650 | 1 | 1 |
| 5191782 | 6.75 | 05/01/03 | 04/01/33 | 1,349.09 | 208,000.00 | 208,000.00 | 208,000.00 | FXD | 0.000 | 6.875 | 0.000 | 0 | 0 |
| 5192168 | 8.60 | 04/01/03 | 03/01/33 | 752.74 | 97,000.00 | 96,942.43 | 96,942.43 | ARM | 5.990 | 14.600 | 8.600 | 1 | 1 |
| 5192190 | 9.60 | 04/01/03 | 03/01/33 | 1,535.60 | 181,050.00 | 181,050.00 | 180,962.80 | ARM | 5.990 | 15.600 | 9.600 | 1 | 1 |
| 5192380 | 10.75 | 04/01/03 | 03/01/23 | 182.75 | 18,000.00 | 18,000.00 | 17,978.50 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5192588 | 9.99 | 04/01/03 | 03/01/23 | 225.67 | 23,400.00 | 23,369.14 | 23,369.14 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5192661 | 9.40 | 04/01/03 | 03/01/33 | 2,054.75 | 248,500.00 | 248,500.00 | 248,376.17 | ARM | 4.990 | 15.400 | 9.400 | 1 | 1 |
| 5192752 | 11.80 | 05/01/03 | 04/01/33 | 1,094.31 | 108,000.00 | 108,000.00 | 108,000.00 | ARM | 8.250 | 17.800 | 11.800 | 1 | 1 |
| 5192869 | 8.25 | 04/01/03 | 03/01/33 | 927.82 | 123,500.00 | 123,421.24 | 123,421.24 | ARM | 6.750 | 14.250 | 8.250 | 1 | 1 |
| 5192950 | 10.75 | 04/01/03 | 03/01/23 | 585.61 | 57,800.00 | 57,730.98 | 57,730.98 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5193164 | 8.70 | 04/01/03 | 03/01/33 | 682.90 | 87,200.00 | 87,200.00 | 87,149.30 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 |
| 5193206 | 11.25 | 04/01/03 | 03/01/23 | 488.98 | 48,600.00 | 48,600.00 | 48,547.92 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5193288 | 8.30 | 04/01/03 | 03/01/33 | 1,000.09 | 132,500.00 | 132,500.00 | 132,416.37 | ARM | 4.990 | 14.300 | 8.300 | 1 | 1 |
| 5193438 | 10.20 | 04/01/03 | 03/01/33 | 570.42 | 63,920.00 | 63,920.00 | 63,892.90 | ARM | 6.250 | 16.200 | 10.200 | 1 | 1 |
| 5193481 | 9.85 | 04/01/03 | 03/01/33 | 246.98 | 28,500.00 | 28,500.00 | 28,486.98 | ARM | 5.990 | 15.850 | 9.850 | 1 | 1 |
| 5193636 | 8.99 | 04/01/03 | 03/01/33 | 3,135.43 | 390,150.00 | 390,150.00 | 389,936.44 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 |
| 5080064 | 6.35 | 04/01/03 | 03/01/33 | 2,439.18 | 392,000.00 | 392,000.00 | 391,635.17 | ARM | 4.990 | 12.350 | 6.350 | 1 | 1 |
| 5193994 | 8.25 | 04/01/03 | 03/01/33 | 778.32 | 103,600.00 | 103,600.00 | 103,533.93 | ARM | 4.990 | 14.250 | 8.250 | 1 | 1 |
| 5194183 | 10.75 | 04/01/03 | 03/01/18 | 278.00 | 24,800.00 | 24,744.17 | 24,744.17 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5194733 | 11.25 | 04/01/03 | 03/01/33 | 1,146.09 | 118,000.00 | 118,000.00 | 117,960.16 | ARM | 8.750 | 17.250 | 11.250 | 1 | 1 |
| 5194881 | 11.25 | 04/01/03 | 03/01/23 | 560.31 | 53,400.00 | 53,340.32 | 53,340.32 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5194899 | 9.99 | 04/01/03 | 03/01/18 | 472.56 | 44,000.00 | 44,000.00 | 43,893.74 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 |
| 5194980 | 11.60 | 05/01/03 | 04/01/33 | 648.24 | 65,000.00 | 65,000.00 | 65,000.00 | ARM | 5.990 | 17.600 | 11.600 | 1 | 1 |
| 5195052 | 8.65 | 04/01/03 | 03/01/33 | 2,114.83 | 268,400.00 | 268,249.87 | 268,249.87 | ARM | 5.750 | 14.650 | 8.650 | 1 | 1 |
| 5195460 | 10.95 | 05/01/03 | 04/01/33 | 1,130.67 | 119,200.00 | 119,200.00 | 119,200.00 | ARM | 8.750 | 16.950 | 10.950 | 1 | 1 |
| 5195680 | 10.75 | 04/01/03 | 03/01/23 | 245.69 | 24,200.00 | 24,171.10 | 24,171.10 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5195821 | 11.55 | 04/01/03 | 03/01/33 | 612.80 | 61,800.00 | 61,770.99 | 61,770.99 | ARM | 8.250 | 17.550 | 11.550 | 1 | 1 |
| 5196051 | 11.75 | 04/01/03 | 03/01/23 | 407.48 | 37,600.00 | 37,600.00 | 37,560.69 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5197223 | 7.15 | 04/01/03 | 03/01/33 | 3,512.12 | 520,000.00 | 520,000.00 | 519,586.21 | ARM | 5.750 | 13.150 | 7.150 | 1 | 1 |
| 5197413 | 9.50 | 05/01/03 | 04/01/33 | 524.70 | 62,400.00 | 62,400.00 | 62,400.00 | ARM | 5.990 | 15.500 | 9.500 | 1 | 1 |
| 5197570 | 9.65 | 04/01/03 | 03/01/33 | 1,259.85 | 147,900.00 | 147,900.00 | 147,829.51 | ARM | 5.750 | 15.650 | 9.650 | 1 | 1 |
| 5197652 | 11.99 | 04/01/03 | 03/01/23 | 312.30 | 28,380.00 | 28,380.00 | 28,351.20 | FXD | 0.000 | 11.990 | 0.000 | 0 | 0 |
| 5197660 | 8.80 | 05/01/03 | 04/01/33 | 1,111.13 | 140,600.00 | 140,600.00 | 140,600.00 | FXD | 0.000 | 8.800 | 0.000 | 0 | 0 |
| 5197843 | 10.50 | 05/01/03 | 04/01/33 | 597.15 | 65,280.00 | 65,280.00 | 65,280.00 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 |
| 5198618 | 10.99 | 04/01/03 | 03/01/33 | 1,831.77 | 192,500.00 | 192,500.00 | 192,431.21 | ARM | 6.750 | 16.990 | 10.990 | 1 | 1 |
| 5198767 | 10.20 | 04/01/03 | 03/01/33 | 606.83 | 68,000.00 | 68,000.00 | 67,971.17 | ARM | 5.750 | 16.200 | 10.200 | 1 | 1 |
| 5198898 | 10.75 | 04/01/03 | 03/01/23 | 748.20 | 73,900.00 | 73,837.24 | 73,837.24 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5199351 | 9.80 | 04/01/03 | 03/01/33 | 318.06 | 37,500.00 | 37,500.00 | 37,481.04 | ARM | 5.990 | 15.800 | 9.800 | 1 | 1 |
| 5199484 | 9.90 | 04/01/03 | 03/01/33 | 304.57 | 35,000.00 | 35,000.00 | 34,984.18 | ARM | 5.990 | 15.900 | 9.900 | 1 | 1 |
| 5200324 | 9.50 | 05/01/03 | 04/01/33 | 2,186.23 | 260,000.00 | 260,000.00 | 260,000.00 | ARM | 6.990 | 15.500 | 9.500 | 1 | 1 |
| 5200829 | 10.99 | 05/01/03 | 04/01/23 | 598.78 | 58,000.00 | 58,000.00 | 58,000.00 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5200840 | 8.70 | 04/01/03 | 03/01/33 | 902.54 | 120,700.00 | 120,622.24 | 120,622.24 | ARM | 5.750 | 14.700 | 8.700 | 1 | 1 |
| 5200878 | 10.90 | 05/01/03 | 04/01/33 | 1,228.21 | 130,000.00 | 130,000.00 | 130,000.00 | ARM | 6.750 | 16.900 | 10.900 | 1 | 1 |
| 5201033 | 9.50 | 04/01/03 | 03/01/33 | 1,589.22 | 189,000.00 | 189,000.00 | 188,907.03 | ARM | 6.750 | 15.500 | 9.500 | 1 | 1 |
| 5201041 | 11.25 | 04/01/03 | 03/01/23 | 844.34 | 80,000.00 | 80,000.00 | 79,889.41 | FXD | 0.000 | 11.250 | 0.000 | 0 | 0 |
| 5201058 | 7.25 | 04/01/03 | 03/01/33 | 2,455.84 | 360,000.00 | 360,000.00 | 359,719.16 | ARM | 4.990 | 13.250 | 7.250 | 1 | 1 |
| 5201249 | 11.75 | 04/01/03 | 03/01/23 | 413.98 | 38,198.00 | 38,158.08 | 38,158.08 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5201581 | 9.45 | 05/01/03 | 04/01/33 | 2,009.31 | 240,000.00 | 240,000.00 | 240,000.00 | ARM | 5.990 | 15.450 | 9.450 | 1 | 1 |
| 5201710 | 8.80 | 05/01/03 | 04/01/33 | 282.09 | 38,960.00 | 38,960.00 | 38,960.00 | ARM | 4.990 | 14.800 | 8.800 | 1 | 1 |
| 5201942 | 10.99 | 05/01/03 | 04/01/23 | 524.01 | 50,800.00 | 50,800.00 | 50,800.00 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 |
| 5202312 | 11.20 | 05/01/03 | 04/01/33 | 1,130.73 | 118,875.00 | 118,875.00 | 118,875.00 | FXD | 0.000 | 11.200 | 0.000 | 0 | 0 |
| 5202668 | 10.50 | 04/01/03 | 03/01/33 | 2,195.38 | 240,000.00 | 240,000.00 | 239,904.62 | ARM | 6.250 | 16.500 | 10.500 | 1 | 1 |
| 5202700 | 11.85 | 04/01/03 | 03/01/33 | 839.21 | 81,600.00 | 81,600.00 | 81,575.39 | ARM | 6.750 | 17.850 | 11.850 | 1 | 1 |
| 5203211 | 9.55 | 04/01/03 | 03/01/33 | 373.28 | 44,200.00 | 44,178.48 | 44,178.48 | ARM | 5.990 | 15.550 | 9.550 | 1 | 1 |
| 5203252 | 9.85 | 04/01/03 | 03/01/33 | 698.23 | 79,900.00 | 79,900.00 | 79,864.27 | ARM | 6.750 | 15.850 | 9.850 | 2 | 1 |
| 5203478 | 9.75 | 04/01/03 | 03/01/23 | 477.11 | 50,300.00 | 50,231.58 | 50,231.58 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5204282 | 11.60 | 04/01/03 | 03/01/33 | 1,836.19 | 184,000.00 | 183,942.48 | 183,942.48 | FXD | 0.000 | 11.600 | 0.000 | 0 | 0 |
| 5204425 | 11.05 | 04/01/03 | 03/01/33 | 1,415.04 | 148,000.00 | 148,000.00 | 147,947.79 | ARM | 6.750 | 17.050 | 11.050 | 1 | 1 |
| 5205703 | 11.65 | 05/01/03 | 04/01/33 | 225.40 | 22,500.00 | 22,500.00 | 22,500.00 | ARM | 6.750 | 17.650 | 11.650 | 1 | 1 |
| 5205878 | 10.75 | 04/01/03 | 03/01/23 | 618.23 | 60,600.00 | 60,600.00 | 60,527.65 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5206398 | 8.10 | 04/01/03 | 03/01/33 | 711.12 | 96,000.00 | 95,936.88 | 95,936.88 | ARM | 4.990 | 14.100 | 8.100 | 1 | 1 |
| 5206453 | 11.90 | 05/01/03 | 04/01/33 | 1,388.46 | 136,000.00 | 136,000.00 | 136,000.00 | ARM | 6.250 | 17.900 | 11.900 | 3 | 1 |
| 5207279 | 8.99 | 04/01/03 | 03/01/33 | 1,551.54 | 193,000.00 | 192,894.35 | 192,894.35 | ARM | 6.750 | 14.990 | 8.990 | 1 | 1 |
| 5207444 | 9.35 | 04/01/03 | 03/01/33 | 265.58 | 32,000.00 | 32,000.00 | 31,983.75 | FXD | 0.000 | 9.350 | 0.000 | 0 | 0 |
| 5207956 | 10.50 | 05/01/03 | 04/01/33 | 334.11 | 36,525.00 | 36,525.00 | 36,525.00 | ARM | 5.990 | 16.500 | 10.500 | 1 | 1 |
| 5208285 | 10.75 | 04/01/03 | 03/01/18 | 325.08 | 29,000.00 | 29,000.00 | 28,934.71 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5208483 | 11.75 | 04/01/03 | 03/01/23 | 292.61 | 27,000.00 | 26,971.77 | 26,971.77 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5208830 | 9.75 | 04/01/03 | 03/01/33 | 930.84 | 108,320.00 | 108,320.00 | 108,269.46 | ARM | 5.750 | 15.750 | 9.750 | 1 | 1 |
| 5041728 | 8.85 | 04/01/03 | 03/01/33 | 1,786.17 | 225,000.00 | 225,000.00 | 224,873.21 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 |
| 5209069 | 8.80 | 04/01/03 | 03/01/33 | 632.22 | 80,000.00 | 80,000.00 | 79,954.45 | ARM | 5.990 | 14.800 | 8.800 | 1 | 1 |
| 5210505 | 8.55 | 04/01/03 | 03/01/33 | 497.47 | 64,400.00 | 64,361.38 | 64,361.38 | ARM | 5.990 | 14.550 | 8.550 | 1 | 1 |
| 5210634 | 10.75 | 05/01/03 | 04/01/23 | 314.52 | 30,980.00 | 30,980.00 | 30,980.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5210752 | 11.75 | 04/01/03 | 03/01/23 | 1,213.78 | 112,000.00 | 111,882.81 | 111,882.81 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5212568 | 10.75 | 04/01/03 | 03/01/23 | 436.55 | 43,000.00 | 43,000.00 | 42,948.66 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5212980 | 10.75 | 05/01/03 | 04/01/23 | 456.86 | 45,000.00 | 45,000.00 | 45,000.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5213095 | 9.90 | 05/01/03 | 04/01/33 | 628.72 | 72,250.00 | 72,250.00 | 72,250.00 | ARM | 5.750 | 15.900 | 9.900 | 1 | 1 |
| 5213188 | 10.75 | 04/01/03 | 03/01/23 | 381.73 | 37,600.00 | 37,600.00 | 37,555.10 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5214135 | 10.75 | 04/01/03 | 03/01/23 | 335.03 | 33,000.00 | 33,000.00 | 32,960.60 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 |
| 5214531 | 8.85 | 05/01/03 | 04/01/33 | 1,297.87 | 162,000.00 | 162,000.00 | 162,000.00 | ARM | 5.750 | 14.850 | 8.850 | 1 | 1 |
| 5214564 | 8.40 | 04/01/03 | 03/01/33 | 1,148.86 | 150,800.00 | 150,800.00 | 150,706.74 | ARM | 4.990 | 14.400 | 8.400 | 1 | 1 |
| 5215843 | 9.20 | 04/01/03 | 03/01/33 | 497.99 | 60,800.00 | 60,800.00 | 60,768.14 | ARM | 6.250 | 15.200 | 9.200 | 1 | 1 |
| 5216058 | 9.75 | 04/01/03 | 03/01/23 | 144.18 | 15,200.00 | 15,200.00 | 15,179.32 | FXD | 0.000 | 9.750 | 0.000 | 0 | 0 |
| 5216528 | 11.75 | 04/01/03 | 03/01/23 | 312.11 | 28,800.00 | 28,800.00 | 28,769.89 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5221247 | 7.08 | 04/01/03 | 03/01/33 | 1,234.08 | 184,000.00 | 184,000.00 | 183,851.54 | ARM | 6.750 | 13.080 | 7.080 | 1 | 1 |
| 5221270 | 11.75 | 04/01/03 | 03/01/23 | 498.51 | 46,000.00 | 46,000.00 | 45,951.01 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 |
| 5090063 | 8.30 | 04/01/03 | 03/01/33 | 737.81 | 97,750.00 | 97,688.10 | 97,688.10 | ARM | 5.990 | 14.300 | 8.300 | 1 | 1 |

| 5041 LOAN NUMBER | INTEREST RATE ADJ DATE | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | 349.63 REMAINING TERM | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5167133 | 04/01/05 | REFI-CASHOUT | 11.450 | Full | C | 501 | 78,000.00 | 0.00 | 1 | 3/3/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5167240 | 03/01/05 | PURCHASE | 11.450 | Full | B- | 0 | 70,000.00 | 70000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167257 | 03/01/05 | PURCHASE | 11.400 | Full | B | 511 | 64,000.00 | 61,000.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167356 | 03/01/05 | PURCHASE | 11.750 | Full | B- | 613 | 43,000.00 | 43000 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167364 | | PURCHASE | 10.750 | Stated | A | 688 | 320,000.00 | 320,000.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group I | | | N |
| 5167638 | 03/01/05 | REFI-CASHOUT | 9.950 | Full | A- | 491 | 145,000.00 | 0 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5167648 | | PURCHASE | 8.300 | Limited | A | 646 | 54,000.00 | 54,000.00 | 1 | 2/27/2003 | 179 | 04/01/03 | Group II | | | N |
| 5167810 | 03/01/05 | REFI-CASHOUT | 9.250 | Stated | A- | 506 | 250,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5167919 | 03/01/05 | PURCHASE | 7.050 | Stated | A | 719 | 514,900.00 | 514,000.00 | 1 | 2/18/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5168008 | | PURCHASE | 10.750 | Stated | A | 719 | 514,900.00 | 514000 | 2 | 2/18/2003 | 239 | 03/01/03 | Group II | | | N |
| 5168057 | | PURCHASE | 10.750 | Full | A | 604 | 420,000.00 | 400000 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5168287 | 03/01/05 | PURCHASE | 10.700 | Full | B | 516 | 100,000.00 | 100,000.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5168974 | | PURCHASE | 12.250 | Stated | A | 647 | 198,000.00 | 198000 | 2 | 3/13/2003 | 240 | 04/01/03 | Group II | | | N |
| 5185301 | 03/01/05 | REFI-CASHOUT | 9.250 | Full | A- | 614 | 420,000.00 | 0 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5186044 | 03/01/05 | REFI-CASHOUT | 8.150 | Stated | A | 619 | 300,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5189518 | 03/01/05 | PURCHASE | 11.300 | Stated | B- | 498 | 150,000.00 | 150000 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5189741 | 03/01/05 | REFI-NO CASHOUT | 9.850 | Full | B- | 579 | 75,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5189808 | | PURCHASE | 10.990 | Stated | A | 673 | 216,000.00 | 214,000.00 | 2 | 3/3/2003 | 239 | 03/01/03 | Group II | | | N |
| 5190079 | | REFI-CASHOUT | 7.300 | Full | AA | 638 | 268,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group I | | | N |
| 5190840 | | PURCHASE | 10.990 | Stated | A | 674 | 164,000.00 | 164000 | 2 | 3/4/2003 | 239 | 03/01/03 | Group I | | | N |
| 5191226 | | PURCHASE | 9.990 | Full | A | 681 | 239,000.00 | 239,000.00 | 2 | 3/4/2003 | 240 | 04/01/03 | Group I | | | N |
| 5191374 | 03/01/05 | PURCHASE | 6.650 | Full | A | 677 | 568,000.00 | 569000 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5191782 | | PURCHASE | 6.750 | Stated | AA | 749 | 270,000.00 | 260,000.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group I | | | N |
| 5192168 | 03/01/05 | REFI-CASHOUT | 8.600 | Stated | B | 530 | 333,000.00 | 0 | 1 | 2/26/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5192190 | 03/01/05 | REFI-CASHOUT | 9.600 | Full | B | 538 | 213,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5192380 | | PURCHASE | 10.750 | Stated | A | 727 | 93,200.00 | 90,000.00 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5192588 | | PURCHASE | 9.990 | Stated | A | 703 | 119,000.00 | 117000 | 2 | 2/25/2003 | 239 | 04/01/03 | Group II | | | N |
| 5192661 | 03/01/05 | PURCHASE | 9.400 | Stated | A- | 593 | 290,000.00 | 290,000.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5192752 | 04/01/05 | REFI-CASHOUT | 11.800 | Full | B- | 533 | 135,000.00 | 0 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5192869 | 03/01/05 | REFI-CASHOUT | 8.250 | Full | A- | 583 | 190,000.00 | 0 | 1 | 2/21/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5192950 | | PURCHASE | 10.750 | Stated | A | 737 | 289,000.00 | 289,000.00 | 2 | 2/28/2003 | 239 | 04/01/03 | Group II | | | N |
| 5193164 | 03/01/05 | PURCHASE | 8.700 | Stated | A- | 590 | 134,000.00 | 109000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5193206 | | PURCHASE | 11.250 | Full | A | 620 | 234,000.00 | 233,000.00 | 2 | 2/28/2003 | 239 | 03/01/03 | Group I | | | N |
| 5193288 | 03/01/05 | REFI-CASHOUT | 8.300 | Full | A | 630 | 156,000.00 | 0 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5193438 | 03/01/05 | PURCHASE | 10.200 | Full | B- | 606 | 79,900.00 | 79900 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5193481 | 03/01/05 | PURCHASE | 9.850 | Full | B | 550 | 38,000.00 | 38,000.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5193636 | 03/01/05 | REFI-CASHOUT | 8.990 | Full | A- | 617 | 450,150.00 | 0.00 | 1 | 2/21/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5080064 | 03/01/05 | PURCHASE | 6.350 | Stated | A | 688 | 490,000.00 | 510,000.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5193994 | 03/01/05 | PURCHASE | 8.250 | Stated | A | 650 | 130,000.00 | 129,500.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5194183 | | PURCHASE | 10.750 | Stated | A | 664 | 124,000.00 | 124,000.00 | 2 | 2/25/2003 | 179 | 04/01/03 | Group I | | | N |
| 5194733 | 03/01/05 | REFI-NO CASHOUT | 11.250 | Full | D | 525 | 185,000.00 | 0.00 | 1 | 2/19/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5194881 | | PURCHASE | 11.250 | Full | A | 636 | 268,000.00 | 267000 | 2 | 2/26/2003 | 239 | 04/01/03 | Group I | | | N |
| 5194899 | | PURCHASE | 9.990 | Stated | A | 705 | 230,000.00 | 220,000.00 | 2 | 2/28/2003 | 179 | 03/01/03 | Group II | | | N |
| 5194980 | 04/01/05 | REFI-CASHOUT | 11.600 | Full | D | 569 | 135,000.00 | 0 | 1 | 3/6/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5195052 | 03/01/05 | REFI-CASHOUT | 8.650 | Full | A- | 508 | 360,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5195460 | 04/01/05 | PURCHASE | 10.950 | Full | B- | 508 | 149,000.00 | 149,000.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5195680 | | PURCHASE | 10.750 | Stated | A- | 702 | 130,000.00 | 121,000.00 | 2 | 2/24/2003 | 239 | 04/01/03 | Group II | | | N |
| 5195821 | 03/01/05 | REFI-CASHOUT | 11.550 | Full | B- | 525 | 108,000.00 | 0.00 | 1 | 3/4/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5196051 | | PURCHASE | 11.750 | Stated | A | 643 | 188,000.00 | 188000 | 2 | 2/28/2003 | 239 | 03/01/03 | Group II | | | N |
| 5197223 | 03/01/05 | PURCHASE | 7.150 | Full | A- | 617 | 670,000.00 | 650,000.00 | 1 | 2/25/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5197413 | 04/01/05 | PURCHASE | 9.500 | Full | B | 543 | 78,000.00 | 78,000.00 | 1 | 3/12/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5197570 | 03/01/05 | REFI-CASHOUT | 9.650 | Full | A- | 530 | 174,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5197652 | | PURCHASE | 11.990 | Full | A | 608 | 145,000.00 | 141,900.00 | 2 | 2/24/2003 | 239 | 03/01/03 | Group II | | | N |
| 5197660 | | PURCHASE | 8.800 | Stated | AA | 654 | 148,000.00 | 148,000.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group I | | | N |
| 5197843 | 04/01/05 | PURCHASE | 10.500 | Full | B- | 504 | 81,600.00 | 81600 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5198618 | 03/01/05 | REFI-NO CASHOUT | 10.990 | Full | D | 508 | 275,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5198767 | 03/01/05 | PURCHASE | 10.200 | Limited | A- | 634 | 84,000.00 | 80,000.00 | 1 | 2/26/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5198898 | | PURCHASE | 10.750 | Full | A | 655 | 368,000.00 | 367500 | 2 | 2/28/2003 | 239 | 04/01/03 | Group I | | | N |
| 5199351 | 03/01/05 | PURCHASE | 9.800 | Stated | B | 550 | 51,000.00 | 50000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5199484 | 03/01/05 | PURCHASE | 9.900 | Stated | B | 550 | 55,000.00 | 50000 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5200324 | 04/01/05 | REFI-CASHOUT | 9.500 | Full | B | 539 | 325,000.00 | 0 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5200829 | | PURCHASE | 10.990 | Stated | A | 670 | 290,000.00 | 290,000.00 | 2 | 3/13/2003 | 240 | 04/01/03 | Group II | | | N |
| 5200840 | 03/01/05 | PURCHASE | 8.700 | Full | A- | 567 | 142,000.00 | 151,745.00 | 1 | 3/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5200878 | 04/01/05 | REFI-CASHOUT | 10.900 | Full | C | 502 | 380,000.00 | 0 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5201033 | 03/01/05 | REFI-CASHOUT | 9.500 | Stated | C | 502 | 270,000.00 | 0 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5201041 | | PURCHASE | 11.250 | Stated | A | 621 | 453,000.00 | 450,000.00 | 2 | 2/28/2003 | 239 | 03/01/03 | Group II | | | N |
| 5201058 | 03/01/05 | PURCHASE | 7.250 | Full | A | 621 | 453,000.00 | 450000 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5201249 | | PURCHASE | 11.750 | Stated | A | 650 | 191,000.00 | 190,990.00 | 2 | 2/28/2003 | 239 | 04/01/03 | Group II | | | N |
| 5201581 | 04/01/05 | REFI-CASHOUT | 9.450 | Stated | B | 501 | 400,000.00 | 0.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5201710 | 04/01/05 | PURCHASE | 8.800 | Full | B | 610 | 47,000.00 | 48200 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5201942 | | PURCHASE | 10.990 | Stated | A | 667 | 280,000.00 | 254000 | 2 | 3/13/2003 | 240 | 04/01/03 | Group I | | | N |
| 5202312 | | PURCHASE | 11.200 | Full | B | 474 | 143,000.00 | 137,500.00 | 1 | 3/3/2003 | 360 | 04/01/03 | Group I | | | N |
| 5202668 | 03/01/05 | PURCHASE | 10.500 | Full | B- | 518 | 335,000.00 | 300,000.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5202700 | 03/01/05 | REFI-CASHOUT | 11.850 | Full | B- | 491 | 102,000.00 | 0.00 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5203211 | 03/01/05 | REFI-CASHOUT | 9.550 | Full | B | 576 | 52,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5203252 | 03/01/06 | PURCHASE | 9.850 | Full | B | 504 | 94,500.00 | 94500 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5203478 | | PURCHASE | 9.750 | Full | A | 700 | 252,000.00 | 251,500.00 | 2 | 2/28/2003 | 239 | 04/01/03 | Group II | | | N |
| 5204282 | | REFI-CASHOUT | 11.600 | Full | B | 476 | 230,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | | | N |
| 5204425 | 03/01/05 | PURCHASE | 11.050 | Full | C | 529 | 185,000.00 | 185,000.00 | 1 | 3/3/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5205703 | 04/01/05 | REFI-CASHOUT | 11.650 | Full | C | 520 | 30,000.00 | 0 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5205878 | | PURCHASE | 10.750 | Full | A | 655 | 404,600.00 | 404,000.00 | 2 | 2/28/2003 | 239 | 03/01/03 | Group I | | | N |
| 5206398 | 03/01/05 | PURCHASE | 8.100 | Full | A | 616 | 125,000.00 | 120000 | 1 | 2/28/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5206453 | 04/01/06 | PURCHASE | 11.900 | Full | B- | 606 | 171,000.00 | 170,000.00 | 1 | 3/4/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5207279 | 03/01/05 | REFI-CASHOUT | 8.990 | Full | A- | 571 | 228,000.00 | 0.00 | 1 | 3/5/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5207444 | | REFI-CASHOUT | 9.350 | Full | A | 625 | 40,000.00 | 0.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group I | | | N |
| 5207956 | 04/01/05 | REFI-CASHOUT | 10.500 | Full | B | 510 | 48,700.00 | 0.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5208285 | | PURCHASE | 10.750 | Stated | A | 667 | 145,000.00 | 145,000.00 | 2 | 2/25/2003 | 179 | 03/01/03 | Group II | | | N |
| 5208483 | | PURCHASE | 11.750 | Stated | A | 654 | 180,000.00 | 180000 | 2 | 2/28/2003 | 239 | 04/01/03 | Group II | | | N |
| 5208830 | 03/01/05 | PURCHASE | 9.750 | Stated | A- | 558 | 139,000.00 | 135400 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041728 | 03/01/05 | REFI-CASHOUT | 8.850 | Full | A- | 533 | 250,000.00 | 0 | 1 | 2/24/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5209069 | 03/01/05 | REFI-NO CASHOUT | 8.800 | Full | B | 576 | 101,000.00 | 0 | 1 | 3/4/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5210505 | 03/01/05 | PURCHASE | 8.550 | Stated | A- | 547 | 92,000.00 | 92,000.00 | 1 | 3/3/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5210634 | | PURCHASE | 10.750 | Full | A | 728 | 155,000.00 | 154,900.00 | 2 | 3/13/2003 | 240 | 04/01/03 | Group I | | | N |
| 5210752 | | PURCHASE | 11.750 | Stated | A | 650 | 563,000.00 | 560,000.00 | 2 | 3/4/2003 | 239 | 04/01/03 | Group I | | | N |
| 5212568 | | PURCHASE | 10.750 | Stated | A | 735 | 219,000.00 | 215,000.00 | 2 | 2/21/2003 | 239 | 03/01/03 | Group I | | | N |
| 5212980 | | PURCHASE | 10.750 | Stated | A | 787 | 225,000.00 | 225000 | 2 | 3/13/2003 | 240 | 04/01/03 | Group I | | | N |
| 5213095 | 04/01/05 | REFI-CASHOUT | 9.900 | Full | A- | 542 | 85,000.00 | 0 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5213188 | | PURCHASE | 10.750 | Stated | A | 716 | 190,000.00 | 188000 | 2 | 3/5/2003 | 239 | 03/01/03 | Group II | | | N |
| 5214135 | | PURCHASE | 10.750 | Full | A | 657 | 172,000.00 | 165000 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5214531 | 04/01/05 | PURCHASE | 8.850 | Stated | A- | 584 | 202,500.00 | 202,500.00 | 1 | 3/6/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5214564 | 03/01/05 | PURCHASE | 8.400 | Full | A- | 580 | 190,000.00 | 188,500.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5215843 | 03/01/05 | PURCHASE | 9.200 | Full | B- | 702 | 76,000.00 | 76000 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5216058 | | PURCHASE | 9.750 | Full | B- | 702 | 76,000.00 | 76,000.00 | 2 | 2/28/2003 | 239 | 03/01/03 | Group II | | | N |
| 5216528 | | PURCHASE | 11.750 | Stated | A | 677 | 144,000.00 | 144000 | 2 | 2/27/2003 | 239 | 03/01/03 | Group II | | | N |
| 5221247 | 03/01/05 | PURCHASE | 7.080 | Stated | A | 655 | 230,000.00 | 230,000.00 | 1 | 2/27/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5221270 | | PURCHASE | 11.750 | Stated | A | 655 | 230,000.00 | 230,000.00 | 2 | 2/27/2003 | 239 | 03/01/03 | Group I | | | N |
| 5090063 | 03/01/05 | PURCHASE | 8.300 | Full | B | 568 | 117,000.00 | 115,000.00 | 1 | 2/27/2003 | 359 | 04/01/03 | Group II | LIBOR | 6 | N |

Prepared by: Nam Dang, Sr. Bus. System Analyst
Capital Market Division
(714)641-6378 x.7281
nam.dang@wamu.net

OCM_LBMLT_2003-2_MtgTotal_040303.xls
4/8/2003 3:58 PM

# LONG BEACH MORTGAGE COMPANY

*Mortgage Loan Schedule*

**Long Beach Mortgage Loan Trust 2003-2**
**Closing Date: April 4, 2003**
Closing Pool Group I & II- Total

Long Beach Mortgage
Specialty Home Loans
Washington Mutual

| LOAN NUMBER (5041) | SERVICING LOAN NUMBER | BORROWER NAME | PROP ADDRESS | PROP CITY | PROP STATE | PROP ZIP | OCCUPANCY STATUS | PROPERTY TYPE | ORIGINAL TERM | ORIG LTV | COMB LTV | CURRENT INT RATE (8.267) | FIRST PMT DATE | MATURITY DATE | MONTHLY P&I |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5222583 | 0074375353 | ROBIN T SMITH | 256 WEST TEAGUE AVENUE | FRESNO | CA | 93711 | OWNER-OCC | SFR | 360 | 80.00 | 80.00 | 8.65 | 05/01/03 | 04/01/33 | 1,683.87 |
| 5222773 | 0074375644 | EDELIA DIAZ | 220 WARREN WAY | PITTSBURG | CA | 94565 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.99 | 05/01/03 | 04/01/23 | 505.44 |
| 5223599 | 0074376369 | PHILIP J DAKEMAN | 5827 GLEN HEATHER DRIVE | DALLAS | TX | 75252 | OWNER-OCC | PUD | 240 | 20.00 | 100.00 | 9.99 | 05/01/03 | 04/01/23 | 422.38 |
| 5223961 | 0074376732 | JOSE RUELAS | 94 E MCKINLEY ROAD | LINDON | UT | 84042 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 05/01/03 | 04/01/23 | 788.85 |
| 5224043 | 0074378815 | WILLIAM CAUSEY | 242 HASS LUCAS RD | GASTON | SC | 29053 | OWNER-OCC | MANU/MOBIL | 360 | 80.00 | 80.00 | 9.30 | 05/01/03 | 04/01/33 | 528.84 |
| 5042348 | 0074378837 | TAMMY MILES | 5738 MAPLE HILL RD | HOWARD CITY | MI | 49329 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.95 | 04/01/03 | 03/01/33 | 1,128.76 |
| 5225287 | 0074379082 | AARON T SCHULTE | 7181 MANDRAKE DRIVE | HUBER HEIGHTS | OH | 45424 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.15 | 05/01/03 | 04/01/33 | 747.83 |
| 5227740 | 0074382326 | PEPE S BALGOS | 9127 PASEO GRANDE WAY | ELK GROVE | CA | 95758 | NON OWNER | SFR | 360 | 58.31 | 58.31 | 9.20 | 05/01/03 | 04/01/33 | 1,122.11 |
| 5232690 | 0074385477 | JOHN T SHEPARD | 1501 N BAKER STREET | SANTA ANA | CA | 92706 | OWNER-OCC | SFR | 180 | 20.00 | 94.38 | 9.50 | 05/01/03 | 04/01/18 | 722.61 |
| 5233188 | 0074385931 | CASIMIRO RUIZ | 20 ALLEN DR | LOCUST VALLEY | NY | 11560 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 11.75 | 05/01/03 | 04/01/23 | 1,062.04 |
| 5234273 | 0074387044 | JAMES P ZOGRAFOS | 5105 W LOS ALTOS AVENUE | FRESNO | CA | 93722 | OWNER-OCC | SFR | 240 | 20.00 | 100.00 | 10.75 | 05/01/03 | 04/01/23 | 322.85 |
| 5060734 | 0074393646 | RICHARD S PICKERING | 11078 SW REX BROWN ROAD | CARLTON | OR | 97111 | OWNER-OCC | SFR | 360 | 79.83 | 79.83 | 10.60 | 04/01/03 | 03/01/33 | 2,241.01 |
| 5044227 | 0074406745 | TILMAN T PARRAMORE SR | 4543 SOUTH FINDLAY ST | SEATTLE | WA | 98188 | OWNER-OCC | SFR | 360 | 85.00 | 85.00 | 10.70 | 04/01/03 | 03/01/33 | 1,975.67 |
| 5041 | | | | | | | | | | | | 8.267 | | | |

| LOAN NUMBER | ORIG LOAN AMOUNT (227,853,520.25) | PRINCIPAL BALANCE (226,895,587.98) | SCHEDULED BALANCE (226,370,950.24) | LOAN TYPE | MARGIN | MAX RATE | MIN RATE | FIRST RATE ADJ CAP | SUBSEQUENT RATE CAP | INTEREST RATE ADJ DATE |
|---|---|---|---|---|---|---|---|---|---|---|
| 5222583 | 216,000.00 | 216,000.00 | 216,000.00 | ARM | 5.750 | 14.650 | 8.650 | 1 | 1 | 04/01/05 |
| 5222773 | 49,000.00 | 49,000.00 | 49,000.00 | FXD | 0.000 | 10.990 | 0.000 | 0 | 0 | |
| 5223599 | 43,800.00 | 43,800.00 | 43,800.00 | FXD | 0.000 | 9.990 | 0.000 | 0 | 0 | |
| 5223961 | 77,800.00 | 77,800.00 | 77,800.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5224043 | 64,000.00 | 64,000.00 | 64,000.00 | ARM | 5.990 | 15.300 | 9.300 | 1 | 1 | 04/01/05 |
| 5042348 | 119,000.00 | 119,000.00 | 118,957.18 | ARM | 8.250 | 16.950 | 10.950 | 1 | 1 | 03/01/05 |
| 5225287 | 84,150.00 | 84,150.00 | 84,150.00 | ARM | 6.250 | 16.150 | 10.150 | 1 | 1 | 04/01/05 |
| 5227740 | 137,000.00 | 137,000.00 | 137,000.00 | ARM | 6.750 | 15.200 | 9.200 | 1 | 1 | 04/01/05 |
| 5232690 | 69,200.00 | 69,200.00 | 69,200.00 | FXD | 0.000 | 9.500 | 0.000 | 0 | 0 | |
| 5233188 | 88,000.00 | 88,000.00 | 88,000.00 | FXD | 0.000 | 11.750 | 0.000 | 0 | 0 | |
| 5234273 | 31,800.00 | 31,800.00 | 31,800.00 | FXD | 0.000 | 10.750 | 0.000 | 0 | 0 | |
| 5060734 | 243,000.00 | 243,000.00 | 242,805.49 | ARM | 8.250 | 16.600 | 10.600 | 1 | 1 | 03/01/05 |
| 5044227 | 212,500.00 | 212,500.00 | 212,419.12 | ARM | 8.250 | 16.700 | 10.700 | 1 | 1 | 03/01/05 |
| 5041 | 227,853,520.25 | 226,895,587.98 | 226,370,950.24 | | | | | | | |

| LOAN NUMBER | LOAN PURPOSE | ORIGINAL RATE | DOCUMENT TYPE | CREDIT GRADE | FICO | ORIGINAL APPRAISAL VALUE | SALE PRICE | LIEN | ORIG DATE | REMAINING TERM (349.63) | PAID TO DATE | POOL GROUP | INDEX | RATE ADJ FREQ | PMI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 5222583 | PURCHASE | 8.650 | Stated | A- | 585 | 275,000.00 | 270,000.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5222773 | PURCHASE | 10.990 | Stated | A | 679 | 245,000.00 | 245000 | 2 | 3/12/2003 | 240 | 04/01/03 | Group I | | | N |
| 5223599 | PURCHASE | 9.990 | Stated | A | 671 | 240,000.00 | 219000 | 2 | 3/4/2003 | 240 | 04/01/03 | Group II | | | N |
| 5223961 | PURCHASE | 10.750 | Stated | A | 690 | 389,000.00 | 389,000.00 | 2 | 3/13/2003 | 240 | 04/01/03 | Group II | | | N |
| 5224043 | PURCHASE | 9.300 | Full | B | 658 | 80,000.00 | 80000 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5042348 | REFI-NO CASHOUT | 10.950 | Full | B- | 496 | 140,000.00 | 0.00 | 1 | 2/28/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5225287 | PURCHASE | 10.150 | Full | B- | 549 | 99,500.00 | 99,000.00 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5227740 | PURCHASE | 9.200 | Stated | A- | 579 | 238,000.00 | 231000 | 1 | 3/13/2003 | 360 | 04/01/03 | Group II | LIBOR | 6 | N |
| 5232690 | PURCHASE | 9.500 | Full | A | 676 | 470,000.00 | 346000 | 2 | 3/13/2003 | 180 | 04/01/03 | Group I | | | N |
| 5233188 | PURCHASE | 11.750 | Stated | A | 655 | 520,000.00 | 490000 | 2 | 3/13/2003 | 240 | 04/01/03 | Group II | | | N |
| 5234273 | PURCHASE | 10.750 | Stated | A | 719 | 159,000.00 | 159000 | 2 | 3/13/2003 | 240 | 04/01/03 | Group II | | | N |
| 5060734 | REFI-CASHOUT | 10.600 | Stated | B- | 512 | 304,000.00 | 0 | 1 | 2/6/2003 | 359 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5044227 | REFI-NO CASHOUT | 10.700 | Full | B- | 494 | 250,000.00 | 0.00 | 1 | 2/11/2003 | 358 | 03/01/03 | Group II | LIBOR | 6 | N |
| 5041 | | | | | | | | | | 349.63 | | | | | |

Weighted Average Coupon: 8.267
Weighted Average Maturity: 350.610

EXHIBIT E-1

REQUEST FOR RELEASE
(for Trustee /Custodian)

Loan Information

Name of Mortgagor: ______________________________

Master Servicer
Loan No.: ______________________________

Trustee /Custodian

Name: ______________________________

Address: ______________________________

Trustee/
Custodian
Mortgage File No.: ______________________________

Depositor

Name: LONG BEACH SECURITIES CORP.

Address: ______________________________

Certificates: Long Beach Mortgage Certificates, Series 2003-2.

The undersigned Master Servicer hereby acknowledges that it has received from ______________________, as Trustee for the Holders of Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2, the documents referred to below (the "Documents"). All capitalized terms not otherwise defined in this Request for Release shall have the meanings given them in the Pooling and Servicing Agreement, dated as of April 1, 2003, among the Trustee, the Depositor and the Master Servicer (the "Pooling and Servicing Agreement").

(a) Promissory Note dated ______________, 20__, in the original principal sum of $__________, made by __________________, payable to, or endorsed to the order of, the Trustee.

(b) Mortgage recorded on ____________________ as instrument no. _______________ in the County Recorder's Office of the County of ________________, State of ____________ in book/reel/docket ________________ of official records at page/image _____________.

(c) Deed of Trust recorded on __________________ as instrument no. _______________ in the County Recorder's Office of the County of ________________, State of ___________________ in book/reel/docket ________________ of official records at page/image ______________.

(d) Assignment of Mortgage or Deed of Trust to the Trustee, recorded on __________________ as instrument no. _________ in the County Recorder's Office of the County of ______________, State of ______________________ in book/reel/docket ____________ of official records at page/image ____________.

(e) Other documents, including any amendments, assignments or other assumptions of the Mortgage Note or Mortgage.

(f) ____________________________________________

(g) ____________________________________________

(h) ____________________________________________

(i) ____________________________________________

The undersigned Master Servicer hereby acknowledges and agrees as follows:

(1) The Master Servicer shall hold and retain possession of the Documents in trust for the benefit of the Trustee, solely for the purposes provided in the Agreement.

(2) The Master Servicer shall not cause or permit the Documents to become subject to, or encumbered by, any claim, liens, security interest, charges, writs of attachment or other impositions nor shall the Master Servicer assert or seek to assert any claims or rights of setoff to or against the Documents or any proceeds thereof.

(3) The Master Servicer shall return each and every Document previously requested from the Mortgage File to the Trustee when the need therefor no longer exists, unless the Mortgage Loan relating to the Documents has been liquidated and the proceeds thereof have been remitted to the Collection Account and except as expressly provided in the Agreement.

(4) The Documents and any proceeds thereof, including any proceeds of proceeds, coming into the possession or control of the Master Servicer shall at all times be ear-marked for the account of the Trustee, and the Master Servicer shall keep the Documents and any proceeds separate and distinct from all other property in the Master Servicer's possession, custody or control.

Dated:

LONG BEACH MORTGAGE COMPANY

By:______________________________
Name:
Title:

EXHIBIT E-2

REQUEST FOR RELEASE
[Mortgage Loans Paid in Full]

OFFICERS' CERTIFICATE AND TRUST RECEIPT
MORTGAGE LOAN PASS-THROUGH CERTIFICATES
SERIES 2003-2

_______________________________________________ HEREBY CERTIFIES THAT HE/SHE IS AN OFFICER OF THE MASTER SERVICER, HOLDING THE OFFICE SET FORTH BENEATH HIS/HER SIGNATURE, AND HEREBY FURTHER CERTIFIES AS FOLLOWS:

WITH RESPECT TO THE MORTGAGE LOANS, AS THE TERM IS DEFINED IN THE POOLING AND SERVICING AGREEMENT DESCRIBED IN THE ATTACHED SCHEDULE:

ALL PAYMENTS OF PRINCIPAL, PREMIUM (IF ANY), AND INTEREST HAVE BEEN MADE.

LOAN NUMBER:______________ BORROWER'S NAME:____________________

COUNTY:____________________

WE HEREBY CERTIFY THAT ALL AMOUNTS RECEIVED IN CONNECTION WITH SUCH PAYMENTS, WHICH ARE REQUIRED TO BE DEPOSITED IN THE COLLECTION ACCOUNT PURSUANT TO SECTION 3.10 OF THE POOLING AND SERVICING AGREEMENT, HAVE BEEN OR WILL BE CREDITED.

DATED:_____________________

_________________________________
/ / VICE PRESIDENT

/ / ASSISTANT VICE PRESIDENT

EXHIBIT F-1

FORM OF TRUSTEE'S INITIAL CERTIFICATION

[Date]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Long Beach Mortgage Company
1100 Town & Country Road
Orange, California 92868

Re: Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of April 1, 2003 among Long Beach Securities Corp., Long Beach Mortgage Company and Deutsche Bank National Trust Company,
Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2

Ladies and Gentlemen:

Pursuant to Section 2.02 of the Pooling and Servicing Agreement, the undersigned, as Trustee, hereby acknowledges receipt of each Mortgage File and certifies that, as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or any Mortgage Loan specifically identified in the exception report annexed hereto as not being covered by this certification), (i) all documents constituting part of such Mortgage File (other than such documents described in Section 2.01(e) of the Pooling and Servicing Agreement) required to be delivered to it pursuant to the Pooling and Servicing Agreement are in its possession, (ii) such documents have been reviewed by it and are not mutilated, torn or defaced unless initialed by the related borrower and relate to such Mortgage Loan and (iii) based on its examination and only as to the foregoing, the information set forth in the Mortgage Loan Schedule that corresponds to items (i), (ii), (ix), (xii), (xiv) (to the extent of the Periodic Rate Cap for the first Adjustment Date and subsequent Adjustment Dates) and (xvi) of the definition of "Mortgage Loan Schedule" of the Pooling and Servicing Agreement accurately reflects information set forth in the Mortgage File.

The Trustee has made no independent examination of any documents contained in each Mortgage File beyond the review specifically required in the above-referenced Pooling and Servicing Agreement. The Trustee makes no representations as to: (i) the validity, legality, sufficiency, enforceability due authorization, recordability or genuineness of any of the documents contained in the Mortgage File of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness or suitability of any such Mortgage Loan.

DEUTSCHE BANK NATIONAL TRUST COMPANY, as Trustee

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT F-2

FORM OF TRUSTEE'S FINAL CERTIFICATION

[Date]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Long Beach Mortgage Company
1100 Town & Country Road
Orange, California 92868

Re: Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of April 1, 2003 among Long Beach Securities Corp., Long Beach Mortgage Company and Deutsche Bank National Trust Company,
Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2

Ladies and Gentlemen:

In accordance with Section 2.02 of the above-captioned Pooling and Servicing Agreement, the undersigned, as Trustee, hereby certifies that as to each Mortgage Loan listed in the Mortgage Loan Schedule (other than any Mortgage Loan paid in full or listed on the attachment hereto), it or a Custodian on its behalf has received:

(a) the original Mortgage Note, endorsed in blank or in the following form: "Pay to the order of Deutsche Bank National Trust Company, as Trustee under the applicable agreement, without recourse," with all prior and intervening endorsements showing a complete chain of endorsement from the originator to the Person so endorsing to the Trustee or a copy of such original Mortgage Note with an accompanying Lost Note Affidavit executed by the Seller;

(b) the original Mortgage with evidence of recording thereon, and a copy, certified by the appropriate recording office, of the recorded power of attorney, if the Mortgage was executed pursuant to a power of attorney, with evidence of recording thereon;

(c) an original Assignment in blank;

(d) the original recorded Assignment or Assignments showing a complete chain of assignment from the originator to the Person assigning the Mortgage to the Trustee or in blank;

(e) the original or copies of each assumption, modification, written assurance or substitution agreement, if any; and

(f) the original lender's title insurance policy, together with all endorsements or riders issued with or subsequent to the issuance of such policy, insuring the priority of the Mortgage as a first lien or second lien on the Mortgaged Property represented therein as a fee interest vested in the Mortgagor, or in the event such original title policy is unavailable, a written commitment or uniform binder or preliminary report of title issued by the title insurance or escrow company.

The Trustee has made no independent examination of any documents contained in each Mortgage File beyond the review specifically required in the above-referenced Pooling and Servicing Agreement. The Trustee makes no representations as to: (i) the validity, legality, sufficiency, enforceability or genuineness of any of the documents contained in the Mortgage File of any of the Mortgage Loans identified on the Mortgage Loan Schedule, or (ii) the collectability, insurability, effectiveness or suitability of any such Mortgage Loan.

Capitalized words and phrases used herein shall have the respective meanings assigned to them in the above-captioned Pooling and Servicing Agreement.

DEUTSCHE BANK NATIONAL TRUST
COMPANY, as Trustee

By: ________________________
Name: ________________________
Title: ________________________

EXHIBIT G

[RESERVED]

EXHIBIT H

FORM OF LOST NOTE AFFIDAVIT

Personally appeared before me the undersigned authority to administer oaths, _________ ___________ who first being duly sworn deposes and says: Deponent is _________________ ___________ of _______________, successor by merger to ___________________________ ___________ ("Seller") and who has personal knowledge of the facts set out in this affidavit.

On _______________, _________________ did execute and deliver a promissory note in the principal amount of $ ______________.

That said note has been misplaced or lost through causes unknown and is presently lost and unavailable after diligent search has been made. Seller's records show that an amount of principal and interest on said note is still presently outstanding, due, and unpaid, and Seller is still owner and holder in due course of said lost note.

Seller executes this Affidavit for the purpose of inducing Deutsche Bank National Trust Company, as Trustee on behalf of Long Beach Mortgage Loan Trust 2003-2, to accept the transfer of the above described loan from Seller.

Seller agrees to indemnify Deutsche Bank National Trust Company, Long Beach Securities Corp. and Long Beach Mortgage Company harmless for any losses incurred by such parties resulting from the above described promissory note has been lost or misplaced.

By:___________________________

___________________________

STATE OF )<br>
) SS:<br>
COUNTY OF )

On this ______ day of ______________, 20_, before me, a Notary Public, in and for said County and State, appeared ____________________, who acknowledged the extension of the foregoing and who, having been duly sworn, states that any representations therein contained are true.

Witness my hand and Notarial Seal this _________ day of 20__.

______________________________

______________________________

My commission expires ________________.

EXHIBIT I
FORM OF ERISA REPRESENTATION

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Long Beach Mortgage Company
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2

Ladies and Gentlemen:

___________________ (the "Transferee") intends to acquire from ________________ (the "Transferor") $___________ Initial Certificate Principal Balance of the Class [ ] Certificate of Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates, Series 2003-2, (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). Capitalized terms used herein and not otherwise defined shall have the meanings assigned thereto in the Pooling and Servicing Agreement. The Transferee hereby certifies, represents and warrants to, and covenants with the Depositor, the Trustee and the Master Servicer that the following statements in either (1) or (2) are accurate:

_____ (1) The Certificates (i) are not being acquired by, and will not be transferred to, any employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other retirement arrangement, including individual retirement accounts and annuities, Keogh plans and bank collective investment funds and insurance company general or separate accounts in which such plans, accounts or arrangements are invested, that is subject to Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986 (the "Code") (any of the foregoing, a "Plan"), (ii) are not being acquired with "plan assets" of a Plan within the meaning of the Department of Labor ("DOL") regulation, 29 C.F.R. § 2510.3-101, and (iii) will not be transferred to any entity that is deemed to be investing in plan assets within the meaning of the DOL regulation at 29 C.F.R. § 2510.3-101; or

_____ (2) The Transferee will provide an Opinion of Counsel to the Depositor, the Trustee and the Master Servicer which establishes to the satisfaction of the Depositor, the

Trustee and the Master Servicer that the purchase of such Certificates is permissible under applicable law, will not constitute or result in any prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Trustee, the Master Servicer, or the Trust Fund to any obligation or liability (including obligations or liabilities under ERISA or Section 4975 of the Code) in addition to those undertaken in this Agreement.

IN WITNESS WHEREOF, the Transferee executed this certificate.

______________________________
[Transferee]

By: __________________________

Name: ________________________

Title: _________________________

EXHIBIT J

FORM OF INVESTMENT LETTER [NON-RULE 144A]

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-2,
Asset-Backed Certificates Series 2003-2

Ladies and Gentlemen:

In connection with our acquisition of $______ Initial Certificate Principal Balance of the Class [__] Certificate of Long Beach Mortgage Loan Trust 2003-2 Asset-Backed Certificates, Series 2003-2 (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"), we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we are an "accredited investor," as defined in Regulation D under the Act, and have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of investments in the Certificates, (c) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (d) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (e) we are acquiring the Certificates for investment for our own account and not with a view to any distribution of such Certificates (but without prejudice to our right at all times to sell or otherwise dispose of the Certificates in accordance with clause (g) below), (f) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, or taken any other action which would result in a violation of Section 5 of the Act, and (g) we will not sell, transfer or otherwise dispose of any Certificates unless (1) such sale, transfer or other disposition is made pursuant to an effective registration statement under the Act or is exempt from such registration requirements, and if requested, we will at our expense provide an opinion of counsel satisfactory to the addressees of this certificate that such sale, transfer or other disposition may be made pursuant to an exemption from the Act, (2) the purchaser or transferee of such Certificate has executed and delivered to you a certificate to substantially the same effect as this certificate, and (3) the purchaser or transferee has otherwise complied with any conditions for transfer set forth in the Agreement.

Very truly yours,

[NAME OF TRANSFEREE]

By: ______________________________
Authorized Officer

FORM OF RULE 144A INVESTMENT LETTER

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates Series 2003-2

Ladies and Gentlemen:

In connection with our acquisition of $______ Initial Certificate Principal Balance of the Class [__] Certificate of Long Beach Mortgage Loan Trust 2003-2 Asset-Backed Certificates, Series 2003-2 (the "Certificates"), issued pursuant to a Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"), we certify that (a) we understand that the Certificates are not being registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and are being transferred to us in a transaction that is exempt from the registration requirements of the Act and any such laws, (b) we have had the opportunity to ask questions of and receive answers from the Depositor concerning the purchase of the Certificates and all matters relating thereto or any additional information deemed necessary to our decision to purchase the Certificates, (c) we are not an employee benefit plan that is subject to the Employee Retirement Income Security Act of 1974, as amended, or a plan that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended, nor are we acting on behalf of any such plan, (d) we have not, nor has anyone acting on our behalf offered, transferred, pledged, sold or otherwise disposed of the Certificates, any interest in the Certificates or any other similar security to, or solicited any offer to buy or accept a transfer, pledge or other disposition of the Certificates, any interest in the Certificates or any other similar security from, or otherwise approached or negotiated with respect to the Certificates, any interest in the Certificates or any other similar security with, any person in any manner, or made any general solicitation by means of general advertising or in any other manner, or taken any other action, that would constitute a distribution of the Certificates under the Securities Act or that would render the disposition of the Certificates a violation of Section 5 of the Securities Act or require registration pursuant thereto, nor will act, nor has authorized or will authorize any person to act, in such manner with respect to the Certificates, (e) we are a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act and have completed either of the forms of certification to that effect attached hereto as Annex 1 or Annex 2. We are aware that the sale to us is being made in reliance on Rule 144A. We are acquiring the Certificates for our own account or for resale pursuant to Rule 144A and further, understand that such Certificates may be resold, pledged or transferred only (i) to a person reasonably believed to be a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, or (ii) pursuant to another exemption from registration under the Securities Act.

Very truly yours,

[NAME OF TRANSFEREE]

By: ___________________________
Authorized Officer

ANNEX 1 TO EXHIBIT J

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees Other Than Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1. As indicated below, the undersigned is the President, Chief Financial Officer, Senior Vice President or other executive officer of the Buyer.

2. In connection with purchases by the Buyer, the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because (i) the Buyer owned and/or invested on a discretionary basis $________[1] in securities (except for the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A and (ii) the Buyer satisfies the criteria in the category marked below.

_____ Corporation, etc. The Buyer is a corporation (other than a bank, savings and loan association or similar institution), Massachusetts or similar business trust, partnership, or charitable organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

_____ Bank. The Buyer (a) is a national bank or banking institution organized under the laws of any State, territory or the District of Columbia, the business of which is substantially confined to banking and is supervised by the State or territorial banking commission or similar official or is a foreign bank or equivalent institution, and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto.

_____ Savings and Loan. The Buyer (a) is a savings and loan association, building and loan association, cooperative bank, homestead association or similar institution, which is supervised and examined by a State or Federal authority having supervision over any such institutions or is a foreign savings and loan association or equivalent institution and (b) has an audited net worth of at least $25,000,000 as demonstrated in its latest annual financial statements, a copy of which is attached hereto.

_____ Broker-dealer. The Buyer is a dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934.

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[1] Buyer must own and/or invest on a discretionary basis at least $100,000,000 in securities unless Buyer is a dealer, and, in that case, Buyer must own and/or invest on a discretionary basis at least $10,000,000 in securities.

_____ Insurance Company. The Buyer is an insurance company whose primary and predominant business activity is the writing of insurance or the reinsuring of risks underwritten by insurance companies and which is subject to supervision by the insurance commissioner or a similar official or agency of a State, territory or the District of Columbia.

_____ State or Local Plan. The Buyer is a plan established and maintained by a State, its political subdivisions, or any agency or instrumentality of the State or its political subdivisions, for the benefit of its employees.

_____ ERISA Plan. The Buyer is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974.

_____ Investment Advisor. The Buyer is an investment advisor registered under the Investment Advisors Act of 1940.

_____ Small Business Investment Company. Buyer is a small business investment company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

_____ Business Development Company. Buyer is a business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940.

3. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer, (ii) securities that are part of an unsold allotment to or subscription by the Buyer, if the Buyer is a dealer, (iii) securities issued or guaranteed by the U.S. or any instrumentality thereof, (iv) bank deposit notes and certificates of deposit (v) loan participations, (vi) repurchase agreements, (vii) securities owned but subject to a repurchase agreement and (viii) currency, interest rate and commodity swaps.

4. For purposes of determining the aggregate amount of securities owned and/or invested on a discretionary basis by the Buyer, the Buyer used the cost of such securities to the Buyer and did not include any of the securities referred to in the preceding paragraph, except (i) where the Buyer reports its securities holdings in its financial statements on the basis of their market value, and (ii) no current information with respect to the cost of those securities has been published. If clause (ii) in the preceding sentence applies, the securities may be valued at market. Further, in determining such aggregate amount, the Buyer may have included securities owned by subsidiaries of the Buyer, but only if such subsidiaries are consolidated with the Buyer in its financial statements prepared in accordance with generally accepted accounting principles and if the investments of such subsidiaries are managed under the Buyer's direction. However, such securities were not included if the Buyer is a majority-owned, consolidated subsidiary of another enterprise and the Buyer is not itself a reporting company under the Securities Exchange Act of 1934, as amended.

5. The Buyer acknowledges that it is familiar with Rule 144A and understands that the seller to it and other parties related to the Certificates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer may be in reliance on Rule 144A.

6. Until the date of purchase of the Rule 144A Securities, the Buyer will notify each of the parties to which this certification is made of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification as of the date of such purchase. In addition, if the Buyer is a bank or savings and loan is provided above, the Buyer agrees that it will furnish to such parties updated annual financial statements promptly after they become available.

______________________________
Print Name of Buyer

By: ______________________________
Name: ______________________________
Title: ______________________________

Date: ______________________________

ANNEX 2 TO EXHIBIT J

QUALIFIED INSTITUTIONAL BUYER STATUS UNDER SEC RULE 144A

[For Transferees That are Registered Investment Companies]

The undersigned (the "Buyer") hereby certifies as follows to the parties listed in the Rule 144A Transferee Certificate to which this certification relates with respect to the Certificates described therein:

1. As indicated below, the undersigned is the President, Chief Financial Officer or Senior Vice President of the Buyer or, if the Buyer is a "qualified institutional buyer" as that term is defined in Rule 144A under the Securities Act of 1933, as amended ("Rule 144A") because Buyer is part of a Family of Investment Companies (as defined below), is such an officer of the Adviser.

2. In connection with purchases by Buyer, the Buyer is a "qualified institutional buyer" as defined in SEC Rule 144A because (i) the Buyer is an investment company registered under the Investment Company Act of 1940, as amended and (ii) as marked below, the Buyer alone, or the Buyer's Family of Investment Companies, owned at least $100,000,000 in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year. For purposes of determining the amount of securities owned by the Buyer or the Buyer's Family of Investment Companies, the cost of such securities was used, except (i) where the Buyer or the Buyers Family of Investment Companies reports its securities holdings in its financial statements on the basis of their market value, and (ii) no current information with respect to the cost of those securities has been published. If clause (ii) in the preceding sentence applies, the securities may be valued at market.

_____ The Buyer owned $_________ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

_____ The Buyer is part of a Family of Investment Companies which owned in the aggregate $___________ in securities (other than the excluded securities referred to below) as of the end of the Buyer's most recent fiscal year (such amount being calculated in accordance with Rule 144A).

3. The term "Family of Investment Companies" as used herein means two or more registered investment companies (or series thereof) that have the same investment adviser or investment advisers that are affiliated (by virtue of being majority owned subsidiaries of the same parent or because one investment adviser is a majority owned subsidiary of the other).

4. The term "securities" as used herein does not include (i) securities of issuers that are affiliated with the Buyer or are part of the Buyer's Family of Investment Companies, (ii) securities issued or guaranteed by the U.S. or any instrumentality thereof, (iii) bank deposit notes and certificates of deposit, (iv) loan participations, (v) repurchase agreements, (vi) securities owned but subject to a repurchase agreement and (vii) currency, interest rate and commodity swaps.

5. The Buyer is familiar with Rule 144A and understands that the parties listed in the Rule 144A Transferee Certificate to which this certification relates are relying and will continue to rely on the statements made herein because one or more sales to the Buyer will be in reliance on Rule 144A. In addition, the Buyer will only purchase for the Buyer's own account.

6. Until the date of purchase of the Certificates, the undersigned will notify the parties listed in the Rule 144A Transferee Certificate to which this certification relates of any changes in the information and conclusions herein. Until such notice is given, the Buyer's purchase of the Certificates will constitute a reaffirmation of this certification by the undersigned as of the date of such purchase.

____________________________
Print Name of Buyer or Adviser

By: ________________________
Name: ______________________
Title: _______________________

IF AN ADVISER:

____________________________
Print Name of Buyer

Date: _______________________

EXHIBIT K

**TRANSFER AFFIDAVIT AND AGREEMENT**

LONG BEACH MORTGAGE LOAN TRUST 2003-2,
ASSET-BACKED CERTIFICATES, SERIES 2003-2

STATE OF ___________ )
) ss.:
COUNTY OF _________ )

The undersigned, being first duly sworn, deposes and says as follows:

1. The undersigned is an officer of ______________________, the proposed Transferee of an Ownership Interest in the Class [___] Certificate (the "Certificate") issued pursuant to the Pooling and Servicing Agreement, (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee"). Capitalized terms used, but not defined herein shall have the meanings ascribed to such terms in the Agreement. The Transferee has authorized the undersigned to make this affidavit on behalf of the Transferee.

2. The Transferee is, as of the date hereof and will be, as of the date of the Transfer, a Permitted Transferee. The Transferee is acquiring its Ownership Interest in the Certificate either (i) for its own account or (ii) as nominee, trustee or agent for another Person and has attached hereto an affidavit from such Person in substantially the same form as this affidavit. The Transferee has no knowledge that any such affidavit is false.

3. The Transferee has been advised and understands that (i) a tax will be imposed on Transfers of the Certificate to Persons that are not Permitted Transferees; (ii) such tax will be imposed on the transferor, or, if such Transfer is through an agent (which includes a broker, nominee or middleman) of a Person that is not a Permitted Transferee, on the agent; and (iii) the Person otherwise liable for the tax shall be relieved of liability for the tax if the subsequent Transferee furnished to such Person an affidavit that such subsequent Transferee is a Permitted Transferee and, at the time of Transfer, such Person does not have actual knowledge that the affidavit is false.

4. The Transferee has been advised and understands that a tax will be imposed on a "pass-through entity" holding the Certificate if at any time during the taxable year of the pass-through entity a Person that is not a Permitted Transferee is the record holder of an interest in such entity. The Transferee understands that such tax will not be imposed for any period with respect to which the record holder furnishes to the pass-through entity an affidavit that such record holder is a Permitted Transferee and the pass-through entity does not have actual knowledge that such affidavit is false. (For this purpose, a "pass-through entity" includes a regulated investment company, a real estate investment trust or common trust fund, a partnership, trust or estate, and certain cooperatives and, except as may be provided in Treasury Regulations, persons holding interests in pass-through entities as a nominee for another Person.)

5. The Transferee has reviewed the provisions of Section 5.02(d) of the Agreement and understands the legal consequences of the acquisition of an Ownership Interest in the Certificate including, without limitation, the restrictions on subsequent Transfers and the provisions regarding voiding the Transfer and mandatory sales. The Transferee expressly agrees to be bound by and to abide by the provisions of Section 5.02(d) of the Agreement and the restrictions noted on the face of the Certificate. The Transferee understands and agrees that any breach of any of the representations included herein shall render the Transfer to the Transferee contemplated hereby null and void.

6. The Transferee agrees to require a Transfer Affidavit from any Person to whom the Transferee attempts to Transfer its Ownership Interest in the Certificate, and in connection with any Transfer by a Person for whom the Transferee is acting as nominee, trustee or agent, and the Transferee will not Transfer its Ownership Interest or cause any Ownership Interest to be Transferred to any Person that the Transferee knows is not a Permitted Transferee. In connection with any such Transfer by the Transferee, the Transferee agrees to deliver to the Trustee a certificate substantially in the form set forth as Exhibit L to the Agreement (a "Transferor Certificate") to the effect that such Transferee has no actual knowledge that the Person to which the Transfer is to be made is not a Permitted Transferee.

7. The Transferee does not have the intention to impede the assessment or collection of any tax legally required to be paid with respect to the Certificate.

8. The Transferee's taxpayer identification number is ____________.

9. The Transferee is a U.S. Person as defined in Code Section 7701(a)(30).

10. The Transferee is aware that the Certificate may be "noneconomic residual interests" within the meaning of Treasury regulations promulgated pursuant to the Code and that the transferor of a noneconomic residual interest will remain liable for any taxes due with respect to the income on such residual interest, if a significant purpose of the transfer was to impede the assessment or collection of tax. The Transferee understands that, as the holder of a noneconomic residual interest, the Transferee may incur tax liabilities in excess of any cash flows generated by the Certificate. The Transferee intends to pay taxes associated with holding the Certificate as they become due.

11. The Transferee is not an employee benefit plan that is subject to ERISA or a plan that is subject to Section 4975 of the Code, nor is it acting on behalf of such a plan.

IN WITNESS WHEREOF, the Transferee has caused this instrument to be executed on its behalf, pursuant to authority of its Board of Directors, by its Vice President, attested by its Secretary, this ___ day of [__________].

[TRANSFEREE NAME]

By: ______________________________
Name: ____________________________
Title: _____________________________

[Corporate Seal]

ATTEST:

____________________________
Secretary

Personally appeared before me the above-named ___________________, known or proved to me to be the same person who executed the foregoing instrument and to be the ___________________ of the Transferee, and acknowledged that he executed the same as his free act and deed and the free act and deed of the Transferee.

Subscribed and sworn before me this ___ day of [__________].

_______________________________________
NOTARY PUBLIC

My Commission expires the __ day of ____, 20__.

EXHIBIT L

FORM OF TRANSFEROR CERTIFICATE

[DATE]

Long Beach Securities Corp.
1100 Town & Country Road
Orange, California 92868

Deutsche Bank National Trust Company
1761 East St. Andrew Place
Santa Ana, California 92705

Re: Long Beach Mortgage Loan Trust 2003-2, Asset-Backed Certificates Series 2003-2

Ladies and Gentlemen:

In connection with our disposition of the Class [__] Certificates (the "Certificates"), issued pursuant to the Pooling and Servicing Agreement dated as of April 1, 2003 (the "Agreement") among Long Beach Securities Corp., as depositor (the "Depositor"), Long Beach Mortgage Company, as master servicer (the "Master Servicer") and Deutsche Bank National Trust Company, as trustee (the "Trustee") we certify that (a) we understand that the Certificates have not been registered under the Securities Act of 1933, as amended (the "Act"), and are being disposed by us in a transaction that is exempt from the registration requirements of the Act, (b) we have not offered or sold any Certificates to, or solicited offers to buy any Certificates from, any person, or otherwise approached or negotiated with any person with respect thereto, in a manner that would be deemed, or taken any other action which would result in, a violation of Section 5 of the Act, (c) to the extent we are disposing of the Class [__] Certificate, we have no knowledge that the Transferee is not a Permitted Transferee and (d) no purpose of the proposed disposition of the Class [__] Certificate is to impede the assessment or collection of tax.

Very truly yours,

TRANSFEROR

By: ______________________
Name: ____________________
Title: _____________________

SCHEDULE I

PREPAYMENT CHARGE SCHEDULE

AVAILABLE UPON REQUEST

SCHEDULE II

CAP PREMIUM SCHEDULES

NOT APPLICABLE

SCHEDULE III

[RESERVED]

SCHEDULE IV

PMI MORTGAGE LOAN SCHEDULE

NOT APPLICABLE